Form 20-F
period 2018-12-31
Tencent Music Entertainment Group
filed 2019-04-19
CIK 1744676

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-38751

Tencent Music Entertainment Group
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
17/F, Matsunichi Building, Kejizhongyi Road Midwest District of Hi-tech Park, Nanshan District Shenzhen, 518057, the People’s Republic of China
(Address of principal executive offices)

Ms. Min Hu, Chief Financial Officer
17/F, Matsunichi Building, Kejizhongyi Road

Midwest District of Hi-tech Park, Nanshan District

Shenzhen, 518057, the People’s Republic of China

Tel: +86-755-8601 3388
E-mail: ir@tencentmusic.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each ADS represents two Class A ordinary shares, par value US$0.000083 per share*	The New York Stock Exchange

____________

* Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,265,986,486 ordinary shares, comprised of 609,770,009 Class A ordinary shares, par value US$0.000083 per share, and 2,656,216,477 Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐                                  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐         No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒                                 No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17                                  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐        No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐         No  ☐

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to the American depositary shares, each representing two Class A ordinary shares;
•	“AI” refers to artificial intelligence;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“CMC” refers to China Music Corporation;
•

“daily active user” for a given day, (i) with respect to each of our products (except WeSing), is measured by the number of unique devices through which such product is accessed at least once during that day; and (ii) with respect to WeSing, is measured by the number of user accounts through which WeSing is accessed at least once during that day;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of the Hong Kong SAR;
•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•	“MCSC” refers to the Music Copyright Society of China;
•	“music publishing rights” refer to, with respect to a piece of music work, the copyright of the lyricist and the composers;
•

“monthly ARPPU” of each of our online music services and social entertainment services for any given quarter refers to one-third of (i) the quarterly revenues of the respective services divided by (ii) the number of paying user of the respective services for that quarter;

•	“ordinary shares” refers to our ordinary shares of par value US$0.000083 per share;
•	“paying ratio” of our platform for a given quarter is measured by the number of paying users as a percentage of the mobile MAUs for that quarter;
•

“paying ratio” for a given year of a given online entertainment industry as quoted by iResearch is measured by the total number of both mobile and non-mobile users who pay for the relevant online entertainment services at least once during the year as a percentage of the total number of users of such services in the same year;

•

“paying users” for our online music services for any given quarter refers to the average of the number of users whose subscription packages remain active as of the last day of each month of that quarter. The number of paying users for our online music services for any given period excludes the number of users who only purchase digital music singles and albums during such period because these purchasing patterns tend to reflect specific hit releases, which fluctuate from period to period;

•

“paying users” for our social entertainment services for any given quarter refers to the average of the number of paying users for each month in that quarter. The number of paying users of our social entertainment services for a given month refers to the number of users who have paid at least once for our social entertainment services (primarily through purchases of virtual gifts or premium memberships) during that month;

•

“paying users” for CMC’s online music services for any given quarter refers to the average of the number of users whose subscription packages remain active as of the last day of each month of that quarter; the number of paying users for CMC’s online music services for any given period excludes the number of users who only purchase digital music singles and albums during such period;

•

“paying users” for CMC’s music-centric live streaming services for any given quarter refers to the average of the number of paying users for each month in that quarter. The number of paying users of CMC’s music-centric live streaming services for a given month refers to the number of users who have paid at least once for CMC’s music-centric live streaming services (primarily through purchases of virtual gifts or premium memberships) during that month;

i

•

“Pre-2018 Shareholders” refers to the existing shareholders of our company as of December 8, 2017 and their respective affiliates holding any ordinary shares in our company as determined by the officers of our company, which include affiliates of Tencent, PAG Capital Limited, CICFH International Limited, Mr. Zhenyu Xie, Mr. Guomin Xie and certain other minority shareholders of our company;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•	“Spotify” refers to Spotify Technology S.A., one of our principal shareholders;
•	“Tencent” refers to Tencent Holdings Limited, our controlling shareholder;
•	“UEC” refers to United Music Entertainment Corporation;
•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
•

“we,” “us,” “our company,” and “our” refer to Tencent Music Entertainment Group (or, where the context requires, its predecessor), its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs; since Tencent’s acquisition of CMC was completed on July 12, 2016 (see “Item 4. Information on the Company—4.A. History and Development of the Company” for more information), our consolidated financial information for the year ended December 31, 2016 presented and discussed in this annual report does not include the results of operations of CMC for the period prior to the acquisition (i.e., from January 1, 2016 to July 12, 2016); and with respect to MAU data used in this annual report:

―

“mobile MAUs” or “PC MAUs” for a given month (i) with respect to each of our products (except WeSing) is measured as the number of unique mobile or PC devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured as the number of user accounts through which WeSing is accessed at least once in that month;

―

“total unique MAUs” for a given month refers to the sum of mobile MAUs and PC MAUs, each as defined above, of QQ Music, Kugou Music, Kuwo Music and WeSing for that month; duplicate access of different products and services is eliminated from the calculation based on our estimates depending on product either by mobile or PC device or by user account;

―	“mobile MAUs” or “total unique MAUs” for a given quarter refers to the average of the monthly number of mobile MAUs or total unique MAUs, as the case may be, for the three months in that quarter;
―

“online music mobile MAUs” for a given month refers to the sum of mobile MAUs of our music products, namely QQ Music, Kugou Music, and Kuwo Music, for that month; duplicate access of different services by the same device is not eliminated from the calculation;

―

“social entertainment mobile MAUs” for a given month refers to the sum of mobile MAUs that have accessed the social entertainment services offered by (i) WeSing; (ii) Kugou’s Live Streaming services; and (iii) Kuwo’s Live Streaming services; duplicate access of different services by the same user account or device is not eliminated from the calculation;

―

our MAUs are calculated using internal company data, treating each distinguishable user account or device as a separate MAU even though some users may access our services using more than one user account or device and multiple users may access our services using the same user account or device; and

―	“mobile MAUs” as quoted by iResearch refers to the sum of the number of mobile devices that have accessed relevant online platforms via mobile apps in that month.

This annual report on Form 20-F includes our audited balance sheets as of December 31, 2017 and 2018 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2016, 2017 and 2018.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.8755 to US$1.00, the noon buying rate on December 31, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board, except that translation from Renminbi to U.S. dollars and from U.S. dollars to Renminbi of the historical financial information of CMC are made at RMB6.6843 to US$1.00, the exchange rate on

July 12, 2016 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 12, 2019, the noon buying rate for Renminbi was RMB6.7039 to US$1.00.

This annual report contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by iResearch Consulting Group, or iResearch, a third-party industry research firm, to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Item 3. Key Information—3.D. Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

We completed an initial public offering of our ADSs on December 14, 2018. The ADSs, each representing two Class A ordinary shares, are traded on the New York Stock Exchange under the symbol “TME.”

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;
•	our future business development, financial condition and results of operations;
•	our ability to retain, grow and engage our user base and expand our music entertainment content offering;
•	expected changes in our revenues, content-related costs and operating margins;
•	our ability to retain key personnel and attract new talent;
•	general economic, political, demographic and business conditions in China and globally; and
•	the regulatory environment in which we operate.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
3.A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

Tencent’s acquisition of CMC was completed on July 12, 2016. As a result, historical results of operations of CMC before July 12, 2016 are not included in our consolidated financial statements presented in this annual report and our historical financial information for the years ended December 31, 2016, 2017 and 2018 may not be directly comparable. See “Item 3. Key Information—3.D. Risk Factors—Our historical financial information for the years ended December 31, 2016, 2017 and 2018 may not be directly comparable due to our consolidation of CMC’s financial results since July 2016, which may make it difficult for you to evaluate our business and prospects.” For a description of this acquisition, see “Item 4. Information on the Company—4.A. History and Development of the Company.” We have not included the selected consolidated financial statements of CMC for the period from January 1, 2016 to July 12, 2016.

The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of our results for any future periods.

Selected Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	2,144	49.2	3,149	28.7	5,536	805	29.2
Social entertainment services and others	2,217	50.8	7,832	71.3	13,449	1,956	70.8
Total revenues	4,361	100.0	10,981	100.0	18,985	2,761	100.0
Cost of revenues(1)	(3,129)	(71.7)	(7,171)	(65.3)	(11,708)	(1,703)	(61.7)
Gross profit	1,232	28.3	3,810	34.7	7,277	1,058	38.3
Operating expenses
Selling and marketing expenses(1)	(365)	(8.3)	(913)	(8.3)	(1,714)	(249)	(9.0)
General and administrative expenses(1)	(783)	(18.0)	(1,521)	(13.9)	(2,258)	(328)	(11.9)
Total operating expenses	(1,148)	(26.3)	(2,434)	(22.2)	(3,972)	(578)	(20.9)
Interest income	32	0.7	93	0.9	282	41	1.5
Share-based payments in respect of issuance of ordinary shares to music label partners	—	—	—	—	(1,519)	(221)	(8.0)
Other (losses)/gains, net	(13)	(0.3)	124	1.1	(29)	(4)	(0.2)
Operating profit	103	2.4	1,593	14.5	2,039	297	10.7
Share of net profit/(loss) of investments accounted for using equity method	11	0.2	4	0.0	(1)	(0)	(0.0)
Financial cost	—	—	—	—	(35)	(5)	(0.2)
Profit before income tax	114	2.6	1,597	14.5	2,003	291	10.5
Income tax expenses	(29)	(0.7)	(278)	(2.5)	(171)	(25)	(0.9)
Profit for the year	85	1.9	1,319	12.0	1,832	266	9.6
Attributable to
Equity holders of the company	82	1.9	1,326	12.1	1,833	267	9.7
Non-controlling interests	3	0.1	(7)	(0.1)	(1)	(0)	(0.0)
Earnings per share for Class A and Class B ordinary shares
Basic	0.04	—	0.51	—	0.60	0.09	—
Diluted	0.04	—	0.50	—	0.58	0.08	—
Shares used in earnings per Class A and Class B ordinary share computation		—
Basic	1,831,604,053	—	2,593,157,207	—	3,076,314,670	3,076,314,670	—
Diluted	1,899,419,825	—	2,639,466,412	—	3,159,220,888	3,159,220,888	—
Earnings per ADS(2)	—	—
Basic	—	—	—	—	1.19	0.17	—
Diluted	—	—	—	—	1.16	0.17	—
ADS used in earnings per ADS computation(2)	—	—	—	—	—	—	—
Basic	—	—	—	—	1,538,157,335	1,538,147,335	—
Diluted	—	—	—	—	1,579,610,444	1,579,610,444	—
Supplemental information(3)
Adjusted profit for the year	426	9.8	1,904	17.3	4,174	607	3.2

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	10	27	22	3
Selling and marketing expenses	6	12	13	2
General and administrative expenses	154	345	452	66
Total	170	384	487	71

(2)	Each ADS represents two of our Class A ordinary shares.
(3)	See “Non-IFRS Financial Measure” below.

Non-IFRS Financial Measure

We use adjusted profit for the year, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit for the year helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit for the year/ period provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted profit for the year should not be considered in isolation or construed as an alternative to operating profit, net profit/loss for the year or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted profit for the year and the reconciliation to its most directly comparable IFRS measure. Adjusted profit for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted profit for the year represents profit for the year excluding a share-based accounting charge in respect of the issuance of ordinary shares to music label partners, share-based compensation expenses, net loss from investments, amortization of intangible and other assets resulting from the business combinations, and fair value change on liabilities of puttable shares.

The table below sets forth a reconciliation of our profit for the year to adjusted profit for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Profit for the year	85	1,319	1,832	266
Adjustments:
Amortization of intangible and other assets arising from business combinations(1)	175	271	249	36
Share-based compensation expenses	170	384	487	71
Share-based payments in respect of issuance of ordinary shares to music label partners(2)	—	—	1,519	221
(Gains)/losses from equity investments	(4)	(70)	52	8
Fair value change on puttable shares(3)	—	—	35	5
Adjusted profit for the year	426	1,904	4,174	607
Attributable to
Non-IFRS equity holders of the company	423	1,911	4,175	607
Non-controlling interests	3	(7)	(1)	—
Earnings per share for Class A and Class B ordinary shares
Basic	0.04	0.74	1.36	0.20
Diluted	0.04	0.72	1.32	0.19
Shares used in earnings per Class A and Class B ordinary share computation
Basic	1,831,604,053	2,593,157,207	3,076,314,670	3,076,314,670
Diluted	1,899,419,825	2,639,466,412	3,159,220,888	3,159,220,888
Earnings per ADS(4)
Basic	—	—	2.71	0.39
Diluted	—	—	2.64	0.38
ADS used in earnings per ADS computation
Basic	—	—	1,538,157,335	1,538,157,335
Diluted	—	—	1,579,610,444	1,579,610,444

Notes:

(1)

Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent's acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018, net of related deferred taxes.

(2)

Represents the excess of the then fair value of the ordinary shares we issued to Warner Music Group and Sony Music Entertainment over the aggregate consideration the company received in October 2018. See “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Share Issuances” for more information about such share issuances.

(3)	Represents the fair value changes on the put liability of certain shares issued in 2018.
(4)	Each ADS represents two of our Class A ordinary shares.

The following table presents our selected consolidated balance sheet data as of January 1, 2016 and December 31, 2016, 2017 and 2018.

	As of January 1,	As of December 31,
	2016	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	—	3,071	5,174	17,356	2,524
Total current assets	437	4,997	7,467	20,778	3,022
Non-current assets	282	18,538	22,533	23,827	3,465
Total assets	719	23,535	30,000	44,605	6,488
Current liabilities	263	2,523	3,527	6,238	907
Non-current liabilities	—	378	325	595	87
Total liabilities	263	2,901	3,852	6,833	994
Equity attributable to equity holders of the company	456	20,625	26,141	37,721	5,486

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	873	2,500	5,632	819
Net cash provided by/(used in) investing activities	496	(483)	(1,190)	(173)
Net cash provided by financing activities	1,712	99	7,741	1,126
Net increase in cash and cash equivalents	3,081	2,116	12,183	1,772
Cash and cash equivalents at beginning of the year	—	3,071	5,174	753
Exchange (losses)/gains on cash and cash equivalents	(10)	(13)	(1)	—
Cash and cash equivalents at end of the year/ period	3,071	5,174	17,356	2,524

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018, except that translation from Renminbi to U.S. dollars and from U.S. dollars to Renminbi of the historical financial information of CMC are made at RMB6.6843 to US$1.00, the exchange rate on July 12, 2016 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 12, 2019, the noon buying rate for Renminbi was RMB6.7039 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods presented. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
October	6.9737	6.9191	6.9737	6.8680
November	6.9558	6.9367	6.9558	6.8894
December	6.8755	6.8837	6.9077	6.8343
2019
January	6.6958	6.7863	6.8708	6.6958
February	6.6912	6.7367	6.7907	6.6822
March	6.7112	6.7119	6.7381	6.6916
April (through April 12)	6.7039	6.7142	6.7223	6.7039

Source: Federal Reserve Statistical Release

(1)

Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Risks Related to Our Business and Industry

If we fail to anticipate user preferences to provide online music entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected.

Our ability to attract and retain our users, drive user engagement and deliver a superior online music entertainment experience depends largely on our ability to continue to offer attractive content, including songs, playlists, video, lyrics, live streaming of music performances and karaoke-related content. Music that was once popular with our users may become less attractive if user preferences evolve. The success of our business relies on our ability to anticipate changes in user preferences and industry dynamics, and respond to such changes in a timely, appropriate and cost-effective manner. If we fail to cater to the tastes and preferences of our users, or fail to deliver superior user experiences, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operations may be materially and adversely affected.

We strive to generate creative ideas for content acquisition and to source high-quality content, including both popular, mainstream content and long-tail content. Sourcing attractive content may be challenging, expensive and time-consuming. We have invested and intend to continue to invest substantial resources in content acquisition and production. However, we may not be able to successfully source attractive content or to recover our content acquisition and production investments. Any deterioration in our content quality, failure to anticipate user preferences, inability to acquire attractive content, or any negative feedback of users to our existing content offerings may materially and adversely affect our business, financial condition and operating results.

We depend upon third-party licenses for the content of our music offerings, and any adverse changes to, or loss of, our relationships with these music content providers may materially and adversely affect our business, operating results, and financial condition.

Significant portions of our music offerings are licensed from our music content partners, which include music publishers and labels, such as Sony Music Entertainment, Universal Music Group, Warner Music Group, Emperor Entertainment Group and China Record Group Co., Ltd. with whom we have entered into master distribution and licensing agreements. There is no assurance that the licenses currently available to us will continue to be available in the future at royalty rates and on terms that are favorable, commercially reasonable or at all.

The royalty rates and other terms of these licenses may change as a result of various reasons beyond our control, such as changes in our bargaining power, changes in the industry, or changes in the law or regulatory environment. If our music content partners are no longer willing or able to license content to us on terms acceptable to us, the breadth or quality of our content offerings may be adversely affected or our content acquisition costs may increase. Likewise, increases in royalty rates or changes to other terms of our licenses may materially and adversely affect the breadth and quality of our music content offerings and may, in turn, materially and adversely affect our business, financial condition and results of operations.

There also is no guarantee that we have all of the licenses for the music content available on our platform, as we need to obtain licenses from many copyright owners, some of whom are unknown, and there are complex legal issues such as open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that copyright owners (particularly aspiring artists), their agents, or legislative or regulatory bodies may require or attempt to require us to enter into additional license agreements with, and pay royalties to, newly defined groups of copyright owners, some of which may be difficult or impossible to identify.

Even when we are able to enter into license agreements with content partners, we cannot guarantee that such agreements will continue to be renewed indefinitely. It is also possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of license agreements on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations.

We may not have obtained complete licenses for certain copyrights with respect to a portion of the music content offered on our platform.

Under PRC law, to secure the rights to provide music content on the internet or for our users to download or stream music from our platform, or to provide other related online music services, we must obtain licenses from the appropriate copyright owners for one or more of the economic rights, including the music publishing and musical recording rights, among others. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations on Intellectual Property Rights—Copyright.”

We may not have complete licenses for the copyrights underlying a portion of the music content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. As of December 31, 2018, we offered over 30 million tracks on our platform, and we had licenses to both the music publishing and musical recording rights for approximately 85% of those tracks. We have sought, and will continue to seek, licenses to the remaining tracks to the extent we identify the relevant copyright owners and enter into agreements with them.

With respect to the musical compositions and lyrics we license from our content partners, including the MCSC, there is no guarantee that such content partners have the rights to license the copyright underlying all music content covered by our agreements. With respect to any musical compositions and lyrics that the MCSC is not authorized to sublicense to us, the MCSC undertakes to resolve such disputes and compensate the relevant copyright owners from infringement claims made by third-party rights owners against us for using their content on our platform. Despite such undertakings by the MCSC, there is no guarantee that we will not be subject to potential copyright infringement claims by third parties in relation to content licensed from the MCSC.

In addition, some of our license agreements with our content partners are silent on our rights to use the accompanying music for our online karaoke services, partly due to the relatively novel nature of online karaoke services and lack of industry standard on the applicable royalty arrangements. There is no guarantee that we will be able to reach agreements with content partners on license arrangements in relation to our provision of online karaoke services, and that we will not be subject to potential copyright infringement claims by third parties in relation to such services.

We allow user-generated content to be uploaded on our platform; if users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.

We allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright.

However, we have historically allowed users to upload music content anonymously, and our platform has over the years accumulated user-generated content for which users or performers may not have obtained proper and complete copyright licenses. Given the large volume of such user-generated content available on our platform, it is challenging for us to accurately identify and verify the individual users or performers that uploaded such content, the copyright status of such content, and the appropriate copyright owners from whom copyright licenses should be obtained.

Under PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, may be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after being duly notified by the legal right holders.

As an online service provider, we have adopted measures to reduce the likelihood of using, developing or making available any content without the proper licenses or necessary consents. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyright; (ii) putting in place procedures to block users on our blacklists from uploading content; and (iii) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user- generated content. However, these measures may not be effective in preventing the unauthorized posting and use of third parties’ copyrighted content or the infringement of other third-party intellectual property rights. Specifically, it is possible that such acknowledgments and agreements by users may not be enforceable against third parties who file claims against us. Furthermore, a plaintiff may not be able to locate users who generate content that infringes on the plaintiff’s copyright and may choose to sue us instead. In addition, individual users who upload infringing content on our platform may not have sufficient resources to fully indemnify us, if at all, for any such claims. Also, such measures may fail or be considered insufficient by courts or other relevant governmental authorities. If we are not eligible for the safe harbor exemption, we may be subject to joint infringement liability with the users, and we may have to change our policies or adopt new measures to become eligible and retain eligibility for the safe harbor exemption, which could be expensive and reduce the attractiveness of our platform to users.

Assertions or allegations, even not true, that we have infringed or violated intellectual property rights could harm our business and reputation.

Third parties, including artists, copyright owners and other online music platforms, have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows.

We have adopted robust screening processes to filter out or disable access to potentially infringing content. We have also adopted procedures to enable copyright owners to provide us with notice and evidence of alleged infringement, and are generally willing to enter into license agreements to compensate copyright owners for works distributed on our platform. However, given the volume of content available on our platform, it is not possible to identify and promptly remove all alleged infringing content that may exist. Third parties may take action against us if they believe that certain content available on our platform violates their copyright or other intellectual property rights. Moreover, while we use location-based controls and technology to prevent all or a portion of our services and content from being accessed outside of the PRC as required by certain licensing agreements with our content partners, these controls and technology may be breached and the content available on our platform may be accessed from geographic locations where such access is restricted, in which case we may be subject to potential liabilities, regardless of whether there is any fault and/or negligence involved on our part.

We have been involved in litigation based on allegations of infringement of third-party copyright due to the music content available on our platform. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources to defend such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, cease providing content that we were previously providing, enter into potentially unfavorable license agreements in order to obtain the right to use necessary content or technologies, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

We also sublicense some of our licensed music content to other platforms to diversify our revenue streams. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms that we sublicense content to will comply with the terms of our license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our business, financial condition and results of operations may be materially and adversely affected.

In addition, music, internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Other companies in these industries may have larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for intellectual property infringement. Furthermore, from time to time, we may introduce new products and services, which could increase our exposure to intellectual property claims. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, financial condition and results of operations.

Our license agreements are complex, impose numerous obligations upon us and may make it difficult to operate our business; any breach of such agreements could adversely affect our business, operating results and financial condition.

Many of our license agreements are complex and impose numerous obligations on us, including obligations to:

•

calculate and make payments based on complex royalty structures that involve a number of variables, including the revenue generated and size of user base, which requires tracking usage of content on our platform that may have inaccurate or incomplete metadata necessary for such calculation;

•	make minimum guaranteed payments;
•	use reasonable efforts to achieve certain paying user conversion targets;
•	adopt and implement effective anti-piracy and geo-blocking measures;
•	monitor performance by our sublicensees of their obligations with respect to content distribution and copyright protections; and
•	comply with certain security and technical specifications.

Many of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of our license agreements also include “most favored nations” provisions which require that certain material terms of such agreements are no less favorable than those provided to any similarly situated licensor. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. If we materially breach any of these obligations or any other obligations set forth in any of our license agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, financial condition and results of operations.

Minimum guarantees required under certain of our license agreements for music content may limit our operating flexibility and may materially and adversely affect our business, financial condition and results of operations.

Certain of our license agreements for music require that we make minimum guarantee payments to copyright owners. Such minimum guarantees are not always tied to our number of users or the number of sound recordings used on our platform. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of our music services to our users in order to maintain a healthy gross margin. The duration of our license agreements that contain minimum guarantees is typically between one to three years, but our paying users may cancel their subscriptions at any time. If our paying user growth forecasts do not meet our expectations or our sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our revenues do not meet our expectations, our business, financial condition and results of operations also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.

We rely on estimates of the market share of licensable content controlled by each content partner, as well as our own user growth and forecasted revenue, to forecast whether such minimum guarantees could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that our actual revenue and/or market share underperform relative to our expectations, leading to content acquisition costs that do not exceed such minimum guarantees, our margins may be materially and adversely affected.

If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the music content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove music content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.

Comprehensive and accurate copyright owner information for musical compositions and musical recordings underlying our music content is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain. For example, such information may be withheld by the owners or administrators of such rights, especially with regards to user-generated content or content provided by aspiring artists. If we are unable to identify comprehensive and accurate copyright owner information for the music content offered on our platform, such as identifying which composers, publishers or collective copyright organizations own, administer, license or sublicense music works, or if we are unable to determine which music works correspond to specific musical recordings, it may be difficult for us (i) to identify the appropriate copyright owners to whom to pay royalties or from whom to obtain a license, or (ii) ascertain whether the scope of a license we have obtained covers specific music works. This also may make it difficult to comply with the obligations of any agreements with those rights holders.

If we do not obtain necessary and commercially viable licenses from copyright owners, whether due to the inability to identify or verify the appropriate copyright owners or for any other reason, we may be found to have infringed on the copyright of others, potentially resulting in claims for monetary damages, government fines and penalties, or a reduction of content available to users on our platform, which would adversely affect our ability to retain and expand our user base, attract paying users for our paid music services and generate revenue from our content library. Any such inability may also involve us in expensive and protracted copyright disputes.

If music copyright owners withdraw all or a portion of their music works from the MCSC, a collective copyright organization, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay.

We have obtained licenses from the MCSC with respect to musical composition and lyrics for a substantial portion of our music content library. We cannot guarantee that composers and lyricists in China will not withdraw all or part of their music works from the MCSC. To the extent that the MCSC has not obtained authorization to license from the relevant copyright owners, including circumstances where the copyright owners choose not to be represented by the MCSC, our ability to secure favorable licensing arrangements could be negatively affected, our content licensing cost may increase, and we may be subject to liabilities for copyright infringement. If we are unable to reach an agreement with respect to the content of any music copyright owners who withdraw all or a portion of their music works from the MCSC, or if we have to enter into direct licensing agreements with such music copyright owners at rates higher than those currently set by the MCSC for the use of music works, our ability to offer music content may be limited or our service costs may significantly increase, which could materially and adversely affect our business, financial condition and results of operations.

The revenue model for online music entertainment services is relatively new in China and may not be effective, which may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

The revenue model for online music entertainment is relatively new in China. We have devoted substantial efforts to monetize our user base by increasing our number of paying users and cultivating our users’ willingness to pay for music. We currently generate our revenues from (i) online music services, and (ii) social entertainment services and others. At a strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Users get free access to live streaming of music performance or other types of music content but have the option to purchase virtual gifts to send to performers and other users. User demand for this service may decrease substantially or we may fail to anticipate and serve user demands effectively. In addition, while we are exploring monetization alternatives such as streaming-based subscription, we cannot guarantee that such attempts will be widely accepted by our users.

Also, in order to increase the number of our paying users and cultivate our users’ willingness to pay for music content, we will need to address a number of challenges, including:

•	providing consistently high-quality and user-friendly experience;
•	continuing to curate a catalog of engaging content;
•	continuing to introduce new, appealing products and services that users will pay for;
•	continuing to innovate and stay ahead of our competitors;
•	continuing to maintain and enhance the copyright protection environment; and
•	maintaining and building our relationships with our content providers and other industry partners.

If we fail to address any of these challenges, especially if we fail to offer high-quality music content and superior user experience to meet user preferences and demands, we may not be successful in increasing the number of our paying users and cultivating our users’ willingness to pay for music content, which could have a material adverse impact on our business, financial condition and results of operations.

Our business depends on our strong brands, and any failure to maintain, protect and enhance our brands could hurt our ability to retain or expand our user base and advertising customers.

We rely on our strong brands, principally QQ Music, Kugou, Kuwo and WeSing, to maintain our market leadership. Maintaining and enhancing our brands depends largely on our ability to continue to deliver comprehensive, high-quality content and service offerings to our users, which may not always be successful. Maintaining and enhancing our brands also depends largely on our ability to remain a leader in China’s online music entertainment market, which could be difficult and expensive. If we do not successfully maintain our strong brands, our reputation and business prospect could be harmed.

Our brands may be impaired by a number of factors, including any failure to keep pace with technological advances, slower load times for our services, a decline in the quality or breadth of our music content offerings, any failure to protect our intellectual property rights, or alleged violations by us of law and regulations or public policy. Additionally, if our content partners fail to maintain high standards, our brands could be adversely affected.

If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

The online music entertainment industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected.

Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “—We require a significant amount of capital to fund our music content acquisitions and production, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.

The PRC government regulates the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the Ministry of Commerce, the Ministry of Culture and Tourism, the National Copyright Administration, the Ministry of Industry and Information Technology, the National Radio and Television Administration and the Cyberspace Administration of China, regulate different aspects of the internet industry. These governmental authorities promulgate and enforce laws and regulations that cover many aspects of the telecommunications, internet information services, copyright, internet culture, internet publishing industries and online audio-visual products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various government approvals, licenses and permits in connection with their provision of internet information services, internet culture services, internet publication services, online audio-visual products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if applicable laws and regulations are tightened by any regulatory authorities, or if there are new laws or regulations introduced to impose additional government approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer.

Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, a wholly owned subsidiary of Guangzhou Kugou, operates our online music services, QQ Music, and online karaoke business, WeSing. As of the date of this annual report, Tencent Music Shenzhen has submitted an application for a Value-added Telecommunications Business Operation License for providing online music and other commercial content via the internet. Tencent Music Shenzhen also intends to apply for an Online Publishing Service Permit for releasing music works for the first time via the internet. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties in the past for the lack of any of these licenses. However, we cannot assure you that it can successfully obtain these licenses in a timely manner, or at all. As Tencent Music Shenzhen operates QQ Music and WeSing, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains of www.qq.com of Tencent Computer, which holds a valid AVSP for the www.qq.com domain and is controlled by our parent, Tencent. In the event Tencent Music Shenzhen is required to obtain an AVSP under its own name for operating our QQ Music and WeSing platforms, Tencent Music Shenzhen may not be eligible for an AVSP, because the current PRC laws and regulations require an applicant to be a wholly state- owned or state-controlled entity.

In addition, as of the date of this annual report, Guangzhou Kugou has submitted an application and Beijing Kuwo plans to apply, in each case, for an expansion of the permitted scope of business under their respective AVSP to cover their provision of audio and video programs through mobile network to users’ mobile device, and to apply for an Online Publishing Service Permit for their release of original music works via the internet. As of the date of this annual report, neither of Guangzhou Kugou or Beijing Kuwo has been subject to any legal or regulatory penalties for failure to include the above-mentioned business in the permitted scope of business under their respective AVSPs or for the lack of the Online Publishing Service Permit. There is, however, no assurance that such applications will be eventually be approved in a timely manner, or at all. If any of Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo, our other subsidiaries, our VIEs or our VIE’s subsidiaries is found to be in violation of PRC laws and regulations regarding licenses and permits, we could be subject to legal and regulatory penalties and our business operations may not be able to continue operating in the same manner or at all, and our business, financial condition and results of operations could be materially and adversely affected.

For personal reasons, Mr. Guomin Xie has obtained a foreign citizenship. Mr. Xie currently holds 9.99% equity interests in Guangzhou Kugou and 23.02% equity interests in Beijing Kuwo. Pursuant to relevant PRC laws and regulations, shareholders of entities holding an AVSP or an Online Culture Operating Permit must be PRC citizens or entities. As a result, Mr. Guomin Xie has entered into certain share transfer agreements to transfer all of his equity interests in Guangzhou Kugou and Beijing Kuwo to his spouse, Ms. Meiqi Wang, a PRC citizen. Pursuant to the terms of such agreements, the proposed transfers will take effect on the date when Guangzhou Kugou or Beijing Kuwo, as the case may be, obtains pre-clearance by the competent PRC governmental authorities for the renewal of their respective AVSP to reflect the applicable proposed transfer. We have recently submitted applications for the renewal of AVSP held by Guangzhou Kugou and Beijing Kuwo, and such applications have been accepted by the relevant governmental authorities. Furthermore, we plan to amend the existing contractual arrangements concerning Guangzhou Kugou and Beijing Kuwo concurrently with or immediately after the share transfer becoming effective, and will thereafter complete other governmental procedures to reflect the changes in the shareholders of both entities including but not limited to renewal of our Value-added Telecommunications Business Operation License and Online Culture Operating Permit. The existing contractual arrangements to which Mr. Guomin Xie is a party will remain effective and binding until such amendment is made. There is no assurance that the pre-clearance or governmental procedures required for the share transfer can be obtained or completed in a timely manner, or at all. During the pendency of the pre-clearance and other requisite governmental procedures to effect the proposed transfers, there is no assurance that the validity of our Value-added Telecommunications Business Operation License, Online Culture Operating Permit and AVSP will not be adversely affected by the change of nationality of Mr. Guomin Xie, which could include non-renewal or revocation of such licenses and permits.

PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the online music entertainment industry, including but not limited to exclusive licensing and sublicensing arrangements. Pursuant to an article posted on National Copyright Administration’s official website, in September 2017, the National Copyright Administration held meetings with a number of music industry players, including us, where it encouraged the relevant industry players to “avoid acquiring exclusive music copyright” and indicated that they should also not engage in activities involving “collective management of music copyright.” There is substantial uncertainty as to whether some of our current licensing arrangements may be found objectionable by the regulatory authorities in the future. In such event, we may have to revisit and modify such arrangements in a way that may cause substantial costs, and our ability to offer music content and our competitive advantages may be harmed, which may have a material and adverse impact on our business, financial condition and results of operations.

We operate in a relatively new and evolving market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the online music entertainment industry as well as the live streaming industry in China, which are affected by numerous factors. For example, content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment and macroeconomic environment are important factors that affect our business and prospects. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time- consuming, and these efforts may not yield the benefits we expect to achieve. We cannot assure you that we will succeed in any of these aspects or that these industries in China will continue to grow as rapidly as in the past. If online music or live streaming as forms of entertainment lose their popularity due to changing social trends and user preferences, or if such industries in China fail to grow as quickly as expected, our business, financial condition and results of operation may be materially and adversely affected.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

We operate in a competitive industry. We face competition for users and their time and spending primarily from the online music services provided by other online music services providers in China. We also face competition from online offerings of other forms of content, including karaoke services, live streaming, radio services, literature, games and video provided by other social entertainment services providers. In particular, we are facing increasing competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short video.

We compete with our competitors based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which enable them to respond more quickly to technological innovations or changes in user demands and preferences, acquire more attractive content and devote greater resources towards the development, promotion and sale of products than we can. Also, they may provide their users with content that we do not have the license to offer. If any of our competitors achieves greater market acceptance or is able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

We may fail to attract and retain talented and popular live streaming performers, karaoke singers and other key opinion leaders to maintain the attractiveness and level of engagement of our social entertainment services.

The engagement level of our user base as well as the quality of our social entertainment content offered on our platform are closely linked to the popularity and performance of our live streaming performers, karaoke singers and other key opinion leaders.

With respect to our live streaming services, we rely on live streaming performers to attract user traffic and drive user engagement. Although we have entered into cooperation agreements that contain exclusivity clauses with certain live streaming performers and/or their talent agencies, those live streaming performers may breach the agreement or decide not to renew their agreements upon expiration.

In addition to our most popular live streaming performers, we must continue to attract and retain talented and popular karaoke singers and other key opinion leaders in order to maintain and increase our social entertainment content offerings and ensure the sustainable growth of our online music user community. We must identify and acquire potential popular karaoke singers and other key opinion leaders and provide them with sufficient resources. However, we cannot assure you that we can continue to maintain the same level of attractiveness to such popular karaoke singers and other key opinion leaders.

If we can no longer maintain our relationships with our live streaming performers, karaoke singers and other key opinion leaders or their appeal decreases, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our business, financial condition and results of operations.

We cooperate with various talent agencies to manage and recruit our live streaming performers and any adverse change in our relationships could materially and adversely impact our business.

We cooperate with talent agencies to manage, organize and recruit live streaming performers on our platform. As we are an open platform that welcomes all live streaming performers to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing live streaming performers in a more organized and structured manner, and turning amateur live streaming performers to full-time ones.

We share a portion of the revenues generated from the sales of virtual gifts attributed to the performers’ live streams with live streaming performers and the talent agencies who manage these performers. If we cannot balance the interests between us, live streaming performers and the talent agencies and offer a revenue-sharing mechanism that is attractive to live streaming performers and talent agencies, we may not be able to retain their services. If other platforms offer better revenue sharing incentives to talent agencies, such talent agencies may choose to devote more of their resources to live streaming performers who stream on such other platforms, or encourage their live streaming performers to use or even enter into exclusive agreements with such other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

Our brand image and business may be adversely impacted by misconduct by our live streaming performers and users and their misuse of our platform.

We do not have full control over how users use our platform, whether through live streaming, commenting or other forms of sharing or communication. We face the risk that our platform may be misused or abused by live streaming performers or users. We have a robust internal control system in place to review and monitor live streams and other forms of social interactions among our users and will shut down streams that are illegal or inappropriate. However, we may not be able to identify all such streams and content, or prevent all such content from being posted.

Moreover, we have limited control over the real-time behavior of our live streaming performers and users. To the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected by the misuse of our platform. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties, including confiscation of income and fines or other sanctions, such as requiring us to restrict or discontinue certain features and services. As a result, our business, financial condition and results of operation may be materially and adversely affected.

We face the risk that live streaming performers that perform on our platform may infringe upon third parties’ intellectual property rights.

Our agreements with live streaming performers and their agencies provide that content generated through our platform by live streaming performers is owned by us. Live streaming performers are prohibited from disseminating content infringing on others’ intellectual property rights. We delete content we deem unauthorized and block the account of the performers. However, we cannot guarantee that all content generated by our live streaming performers or users is legal and non-infringing, and we cannot guarantee that the online performance and/or other use of music works by the live streaming performers are authorized by the corresponding intellectual property rights owners.

As the application of existing laws and regulations to specific aspects of online music business remains relatively unclear and is still evolving, it is difficult to predict whether we will be subject to joint infringement liability if our live streaming performers or users infringe on third parties’ intellectual property rights. We rely on our ownership over the content generated by the performers and our exclusive contractual relationship with certain live streaming performers to maintain our competitiveness, but these measures may increase our risk of being liable for infringement committed by the live streaming performers or users. Furthermore, if we are determined to be jointly liable either by new regulations or court judgments, we may have to change our policies and it may materially and adversely impact on our business, financial condition and results of operation.

Failure to protect our intellectual property could substantially harm our business, operating results and financial condition.

We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements and patent, copyright, software copyright, trademark, and other intellectual property laws to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third-parties.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort and risks associated with patent application, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not lead to granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned.

Litigation or proceedings before governmental authorities, administrative and judicial bodies may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results.

While we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or enforcing such agreements with each party that develops intellectual property that we regard as our own. In addition, such agreements may be breached. We may be forced to bring claims against the breaching third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

The content available on our platform may be found objectionable by the PRC government, which may subject us to penalties and other regulatory or administrative actions.

As an internet content provider, we are subject to PRC regulations governing internet access and the distribution of music, music videos and other forms of content over the internet. See “—Regulations.” These regulations prohibit internet content providers and internet publishers from posting on the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In particular, since the outset of 2018, the Chinese government has tightened its crackdown on content that it deemed to be “vulgar” offered by online and mobile live streaming and video services. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the PRC government, and it may not be possible to determine in all cases the types of content that could cause us to be held liable for offering content that is found objectionable by the PRC government.

Internet content providers may be held liable for content displayed on or linked to their online platforms that is subject to certain restrictions. We allow our users to upload user-generated content, such as music, videos, comments, reviews and other forms of content. We also make it possible for selected professional producers to make their content available to users through our official music accounts and allow them a high level of control of the content offered through our music accounts. While we have in place internal rules and procedures to monitor user-generated content on our platform, due to the massive amount of such content, we may not be able to identify, in a timely manner or at all, the content that is illegal or inappropriate or that may otherwise be found objectionable by the PRC government. Additionally, we may not be able to keep our rules and procedures abreast of changes in the PRC government’s requirements for content display. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may result in legal and administrative liability, government sanctions, loss of licenses and/or permits, or reputational harm. If the PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find any content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, financial condition and results of operations may be materially and adversely affected.

Pending or future litigation or governmental proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as governmental investigations or proceedings, in matters primarily relating to intellectual property rights, antitrust, and competition claims concerning our content acquisition, distribution and licensing. We cannot predict the outcomes of such lawsuits or governmental actions, which may not be successful or favorable to us. Lawsuits or governmental investigations against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base and relationships with our content partners. In addition to the related cost, managing and defending litigation and governmental proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or governmental proceedings with a substantial amount of cash, or be required by the relevant governmental authorities to make substantive changes to our existing business model. As of the date of this annual report, there were 32 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB9.1 million (US$1.4 million). While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our Co-President and a director, have been named as respondents in an arbitration proceeding in the PRC.

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie (our Co-President and a director), CMC, and certain affiliates of CMC as respondents (collectively, the “Respondents”). In 2012, Mr. Xie co-founded CMC and the Claimant became an investor in CMC’s business by acquiring substantial stakes in entities including CMC, Ocean Interactive (Beijing) Technology Co., Ltd. (“Ocean Technology”) and Ocean Interactive (Beijing) Culture Co., Ltd. (“Ocean Culture”).

The Claimant alleged that Mr. Xie defrauded and threatened him into signing a series of agreements in late 2013 to relinquish his substantial investment interests in multiple entities, including CMC, Ocean Culture and Ocean Technology (together, the “Ocean Music Entities”), and transferring his equity interests in the Ocean Music Entities to Mr. Xie, CMC and certain other Respondents at below-market value. The Claimant seeks an award from CIETAC ruling, among other things, that (i) such agreements, pursuant to which the Claimant allegedly transferred his interests in the Ocean Music Entities to Mr. Xie, CMC and other Respondents, be declared invalid; (ii) Mr. Xie, CMC and other applicable Respondents return to the Claimant all of his initial equity interests in the Ocean Music Entities; and (iii) the Respondents pay damages in the amount of RMB100 million (US$14.6 million). The Arbitration is currently pending for hearing.

In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition.

CMC was acquired by Tencent in 2016 and subsequently was renamed Tencent Music Entertainment Group. As a result of the merger of CMC’s operations and Tencent’s former music businesses in 2016, Ocean Culture and Ocean Technology also became our PRC consolidated entities.

Both we and Mr. Xie intend to contest the Claimant’s claims vigorously. However, there can be no assurance that we will be able to prevail in the Arbitration or that we will be able to settle the dispute on terms favorable to us. Moreover, if the claims alleged by the Claimant are successful, we are currently unable to estimate the possible loss or range of loss, if any, associated with the resolution of the Arbitration. Any adverse outcome of the Arbitration could have a material adverse effect on our reputation, capital structure (including potential dilution to our shareholders), business and financial condition. The Arbitration may require us to incur significant resources and divert management’s attention, which could in turn harm our business. Moreover, we cannot guarantee that additional legal actions relating to the subject matters in the Arbitration would not be threatened or brought against us or our directors and officers in the future, and we cannot assure you that no such legal actions have been threatened or initiated as of the date of this annual report, nor can we predict the potential impact of any such actions on our reputation, business, financial condition and results of operations.

Our strategic focus on rapid innovation and long-term user engagement over short-term financial results may generate results of operation that do not align with investors’ expectations. If that happens, our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our users or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions will improve user experience and long-term financial performance, including our monetization strategy for transitioning our paying users base to a streaming-based online music service model, as well as our continuous investment music-related content production and innovation. Furthermore, as our brand awareness increases, we may continue to expand into new markets and geographic locations. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with our partners, and our business, financial condition and results of operation could be materially and adversely affected.

Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability.

We collect, process, and store significant amounts of data concerning our users, business partners and employees, including personal and transaction data involving our users. While we have taken reasonable steps to protect such data, there is no guarantee that such steps will be successful. Techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate, deter, or prevent such techniques or otherwise implement adequate preventative measures to avoid unauthorized access to such data or our systems.

Like all internet services, our service is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, and similar attacks and disruptions from the unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns and cause the loss of critical data or the unauthorized access to our data or our users’ data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and we experience cyber-attacks of varying degrees on a regular basis, including hacking or attempted hacking into our user accounts and redirecting our user traffic to other internet platforms. Any functions that we use to facilitate interactivity with other internet platforms have the potential to increase the scope of access that hackers may have to our user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, our failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have in place systems and processes that are designed to protect our data and our users’ data, prevent data loss, disable undesirable accounts and activities on our platform, and prevent or detect security breaches, we cannot assure you that such measures will provide absolute security. We may incur significant costs in protecting against cyber-attacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.

In addition, we are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. For example, although we currently do not operate in Europe, if and to the extent our operations are extended into Europe, we may be required to notify European Data Protection Authorities within strict time periods about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of affected individuals. We may also be required to notify affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, or otherwise violate the General Data

Protection Regulation, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Furthermore, any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and are required to comply with the notification obligations described above. Complying with the General Data Protection Regulation and other applicable regulatory requirements may cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business. Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. In the U.S., the state of California recently enacted the California Consumer Privacy Act, which will come into effect on January 1, 2020 and imposes heightened obligations with respect to data privacy, including the ability for individuals in California to object to the sale of their personal data in certain instances. If other states in the United States adopt similar laws, or if a comprehensive federal data privacy law is enacted, we may be required to expend considerable resources to meet the applicable requirements to the extent our operations are expended into the United States.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations and could cause our stock price to drop significantly.

We depend on our senior management and highly skilled personnel. If we are unable to attract, retain and motivate a sufficient number of them, our ability to grow our business could be harmed.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of experienced and skilled employees. Qualified individuals are in high demand, particularly in the online music industry, and we may have to incur significant costs to attract and retain them. Additionally, we use share-based awards to attract talented employees, and if the ADSs decline in value, we may have difficulties recruiting and retaining qualified employees.

In particular, we cannot ensure that we will be able to retain the services of our senior management and key executive officers. The loss of any key management or executive could be highly disruptive and adversely affect our business operations and future growth. Moreover, if any of these individuals joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how and other valuable resources. Although our senior management and executive officers have non-compete agreements with us, we cannot assure you that they will comply with such agreements or that we will be able to effectively enforce such agreements.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The Circular on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Circular, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In addition, the Virtual Currency Circular defines “issuing enterprise” and “transaction enterprise” and stipulates that a single enterprise may not operate both types of business. Online game operators are further prohibited from distributing virtual gifts or virtual currencies to users paying cash or virtual currency through random selection methods such as lottery, gambling or prize draw. See “—Regulations—Regulations on Virtual Currency.”

Although we issue virtual currencies to users for cash or, in a few past cases, as a reward for users’ participation in our guessing games on our platform for them to purchase various items to be used on our live streaming and online karaoke platforms. As advised by our PRC legal advisor, our service does not constitute virtual currency transaction services because users cannot transfer or trade these currency among themselves. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies constitute virtual currency transactions or otherwise be subject to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We require a significant amount of capital to fund our music content acquisitions and production, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

Operating our online music platforms requires significant, continuous investment in acquiring content, users and technology. Acquiring licenses to music content and self-production of music content can be costly. Historically, we have financed our operations primarily with operating cash flows and shareholder contributions. As part of our growth strategies, we expect to continue to require substantial capital in the future to cover, among other things, the costs to license and produce music content and innovate our technologies, which requires us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;
•	general market conditions for financing activities;
•	macro-economic and other conditions in China and elsewhere; and
•	our relationship with Tencent, our controlling shareholder.

Although we expect to rely less on financing support from Tencent and rely increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs as our business continues to grow and we are now a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our business, financial condition and results of operation may be adversely affected.

Our advertising revenues depend on the overall growth of the online advertising industry in China and advertisers’ continued willingness to deploy online advertising as part of the advertised spend. In addition, advertisers may choose more established Chinese internet portals or search engines over our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to grow our advertising revenues may be materially and adversely affected.

Furthermore, our key and long-term priority of optimizing user experience and satisfaction may limit our ability to significantly grow our advertising revenues. For example, in order to provide our users with an uninterrupted online music entertainment experience, we limit the amount of advertising on our streaming interface or pop-up advertisements during streaming. While this may adversely affect our operating results in the short-term, we believe it enables us to provide a superior user experience which will enable us to expand current user base and strengthen our monetization potential in the long-term. However, this philosophy of prioritizing user experience may also negatively impact our relationships with advertisers, and may not result in the long-term benefits that we expect, in which case the success of our business, financial condition and results of operations could be materially and adversely affected.

We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be materially and adversely affected.

Our historical financial information for the years ended December 31, 2016, 2017 and 2018 may not be directly comparable due to our consolidation of CMC’s financial results since July 2016, which may make it difficult for you to evaluate our business and prospects.

On July 12, 2016, Tencent acquired CMC, a major online music entertainment platform in China. See “Item 4. Information on the Company—4.A. History and Development of the Company” for more information about the acquisition. As a result of the acquisition, CMC’s operations were merged with Tencent’s QQ Music and WeSing business, and we have consolidated the financial results of CMC into ours since July 12, 2016. Therefore, our consolidated financial information for the year ended December 31, 2016 may not be directly comparable with the years ended December 31, 2017 and 2018, which may make it difficult for you to evaluate our business and prospects.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We regularly review MAUs, number of paying users and other key metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations in China. For example, individuals who have multiple accounts and devices registered with our platform could result in an overstatement of the number of our users. We are also subject to the risk associated with artificial manipulation of data, such as stream counts on our platform. Any errors or inaccuracies in these metrics could result in less informed business decisions and operational inefficiencies. For example, if our user base is overstated by the MAU data we track, we may fail to make the right strategic choices needed to expand our user base and achieve our growth strategies.

We are subject to payment processing risk.

Our users pay for our membership services and the music content offered on our platforms through a variety of online payment solutions. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment network, such as delays in receiving payments from processors and/or changes in the rules or regulations concerning payment processing, our ability to provide superior use experience, including convenient payment options, may be undermined, and our revenue, operating expenses and results of operation could be adversely impacted.

Our ability to expand our user base depends in part on users being able to access our services, which may be affected by third-party interference beyond our control.

Access to our services may be affected by restrictions on the ability of our users to access websites, mobile apps and client-based desktop applications via the internet. Corporations, professional organizations and governmental agencies could block access to the internet or our online platforms as a competitive strategy or for other reasons, such as security or confidentiality concerns, or political, regulatory or compliance reasons. In any of these occurrences, users may not be able to access our services, and user engagement and monetization of our services may be adversely affected.

Additionally, we offer our mobile apps via smartphone and tablet apps stores operated by third parties. Some of these third parties are now, and others may in the future become, competitors of ours, and could stop allowing or supporting access to our mobile apps through app stores, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. Furthermore, since the mobile devices that provide users with access to our services are not manufactured and sold by us, we cannot guarantee that such devices will perform reliably, and any faulty connection between these devices and our services may result in user dissatisfaction toward us. As a result, our brand and reputation, business, financial condition and results of operations may be materially and adversely affected.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;
•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;
•	user complaints about the quality of our products and services;
•	copyright infringements involving us and content offered on our platform;
•	security breaches of confidential user information; and
•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

We may also be affected by publicity relating to third-party service providers. For example, in September 2018, there was negative publicity involving certain senior officers of iResearch, the industry consultant we commissioned to prepare an industry report in connection with our initial public offering. According to a public announcement made by iResearch, certain senior officers of iResearch are cooperating with governmental investigations in China. Such publicity may raise questions as to the integrity of the industry data or opinions produced by iResearch, including certain data included in iResearch’s industry report produced in connection with our initial public offering, which we have cited in this annual report, or otherwise have a negative impact on our reputation.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, financial condition and results of operations.

We may enter into strategic alliances and acquisitions, including joint ventures or equity investments, with various third parties in China and overseas to further our business purpose from time to time. These transactions could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in pursuing such transactions, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. See “—Regulation—Regulations on Online Advertising Services.” Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. A majority of the advertisements shown on our platform are provided to us by third parties. While we have implemented a combination of automated monitoring and manual review to ensure that the advertisements shown on our platform are in compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of such laws and regulations. In addition, advertisers may, through illegal technology, evade our content monitoring procedures to show advertisements on our platform that do not comply with applicable laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions.

Programming errors could adversely affect our user experience and market acceptance of our content, which may materially and adversely affect our business and results of operations.

Our platform or content on our platform may contain programming errors that adversely affect our user experience and market acceptance of our content. We have from time to time received user feedback pertaining to programming errors. While we generally have been able to resolve such errors in a timely manner, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Programming errors or defects may adversely affect user experience, cause users to refrain from subscribing for our services, or cause our advertising customers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted stock units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 183,401,510 shares. As of the date of this annual report, 22,087,524 restricted shares and the options to purchase a total of 77,809,128 Class A ordinary shares have been granted and are outstanding, under such plans. Our share-based compensation expenses also include the share-based compensation expenses arising from awards granted under certain share incentive plans of Tencent that was allocated to us in connection with Tencent’s acquisition of CMC in July 2016. In 2016, 2017 and 2018, we recorded RMB170 million, RMB384 million and RMB478 million (US$71 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes- Oxley Act of 2002.

We are subject to the Sarbanes-Oxley Act of 2002 as we are a public company in the United States.

Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2019.

Although we believe that we currently have adequate internal control procedures in place, we may fail to maintain the adequacy of our internal control over financial reporting in the future, and our independent registered public accounting firm, after conducting its own independent testing, may not certify the effectiveness of our internal control if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Risks Related to Our Relationship with Tencent

If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected.

Our ultimate controlling shareholder and a strategic partner, Tencent, is one of the largest internet companies in the world. Our business has benefited significantly from Tencent’s brand name and strong market position in China. In addition, we have benefited from distributing our content through Tencent’s extensive social network, which provides Tencent’s large number of users with access to our music content. We also cooperate with Tencent in a number of other areas, such as user traffic acquisition, advertising, technology, social graphs and IT infrastructure. We cannot assure you that we will continue to benefit from our cooperation with Tencent and its subsidiaries in the future. To the extent we cannot maintain our cooperative relationships with Tencent on terms favorable to us or at all, we will need to source other business partners to provide services such as distribution channels, promotion services, as well as IT and payment services, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Any negative development in Tencent’s market position, brand recognition or financial condition may materially and adversely affect our user base, marketing efforts and the strength of our brand.

We have benefited significantly and expect to continue to benefit significantly from Tencent’s strong brand recognition, broad user base, social graphs and extensive user data, as well as Tencent’s content ecosystem, which enhances our reputation and credibility. If Tencent loses its market position, the effectiveness of our marketing efforts through our association with Tencent may be materially and adversely affected. In addition, any negative publicity associated with Tencent or any negative development with respect to Tencent’s market position, financial condition, or compliance with legal or regulatory requirements in China, will likely have an adverse impact on our user traffic and engagement as well as our reputation and brand.

Tencent, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Tencent may not be aligned with the interests of our other shareholders and holders of the ADSs.

As of the date of this annual report, Tencent beneficially owns 38.6% of our outstanding Class A ordinary shares and 61.8% of our outstanding Class B ordinary shares, representing in the aggregate 61.6% of our total voting power. Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of the ADSs and may prevent transactions that would be beneficial to you. For example, Tencent’s voting control may prevent a transaction involving a change of control in us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for the ADSs over the then-current market price. In addition, Tencent is not prohibited from selling the controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If Tencent is acquired, otherwise undergoes a change of control or is subject to a corporate restructuring, an acquirer, successor or other third party may be entitled to exercise the voting control and contractual rights of Tencent, and may do so in a manner that could vary significantly from that of Tencent.

We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflict of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

•

Agreements with Tencent. We entered into a master business cooperation agreement in July 2018. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under the master business cooperation agreement and any other agreement we may enter into with Tencent from time to time.

•

Allocation of business opportunities. There may arise business opportunities in the future that both we and Tencent are interested in and which may complement each of our respective businesses. Tencent holds a large number of business interests, some of which may directly or indirectly compete with us. For example, Tencent currently owns equity stakes in certain music streaming businesses operating outside of the PRC. Tencent may decide to take up such opportunities itself, which would prevent us from taking advantage of those opportunities.

•

Employee recruiting and retention. We may compete with Tencent in the hiring of employees, especially computer programmers, engineers, sales and other employees with experience or an interest in the internet industry.

•

Sale of shares in our company. Subject to lock-up arrangements it entered into with the underwriters in connection with our initial public offering and applicable securities laws, Tencent may decide to sell all or a portion of the shares that it holds in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADSs.

•

Developing business relationships with Tencent’s competitors. We may be limited in our ability to do business with Tencent’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs.

•

Our directors may have conflicts of interest. Certain of our directors are also employees of Tencent. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Tencent and us.

Our financial contribution to Tencent was not material during the periods presented in this annual report, and Tencent may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. Tencent’s decisions with respect to us or our business may favor Tencent and therefore the Tencent shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Moreover, Tencent may make decisions, or suffer adverse trends, that may disrupt or discontinue our collaborations with Tencent or our access to Tencent’s user base. Although we are now a stand-alone public company and we have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-visual programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “—Regulation-Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version).”

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music and Xizang Qiming, our consolidated variable interest entities, or VIEs, and their subsidiaries. Each of Beijing Tencent Music, Yeelion Online and Shenzhen Ultimate Xiangyue, our wholly owned subsidiaries in China, has entered into a series of contractual arrangements with our respective VIEs and their respective shareholders, which enables us to exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC laws and regulations. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their operating results in our consolidated financial statements under IFRS. See “Item 4. Information on the Company—4.C. Organizational Structure” for details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of their respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, the National Radio and Television Administration and the Ministry of Commerce, would have broad discretion in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;
•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;
•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs that most significantly impact their economic performance and/or our failure to receive the economic benefits of our VIEs, we may not be able to consolidate their operating results in our consolidated financial statements in accordance with IFRS.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music and Xizang Qiming, their respective shareholders, as well as certain of their respective subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2016, 2017 and 2018.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to our PRC subsidiaries or their designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIEs, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by our VIEs.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, including the Value-added Telecommunications Business Operation License, the Audio and Video Service Permission and the Online Culture Operating Permit. The contractual arrangements contain terms that specifically obligate our VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In particular, PRC laws and regulations concerning the online music entertainment industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the online music industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online music streaming. Moreover, developments in the online music entertainment industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online music marketplaces like us, which could materially and adversely affect our business and operations.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. Our platform regularly serves a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we generally have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.

Substantially all of our operations are located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and operating results.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

In response to the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in PBOC Notice No. 9. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our VIEs or their respective subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes foreign exchange controls on the convertibility of the Renminbi, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders and holders of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti- monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our past and future acquisitions or investments, including Tencent’s acquisition of CMC, to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the State Administration for Market Regulation, the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “—Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular of SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Companies, promulgated by SAFE in 2012. Pursuant to the circular, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations. Failure to complete SAFE registration requirements may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents—Employee Stock Incentive Plan.”

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents—Employee Stock Incentive Plan.”

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries have historically failed to promptly make social insurance and housing fund contributions in full for their employees. In addition, certain of our PRC subsidiaries engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 or SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections by the PCAOB to assess its compliance with applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers was not affected by the settlement. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms did not follow these procedures, the SEC could impose penalties such as suspensions.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict whether the SEC will further challenge the four China-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or whether the results of such a challenge would result in the SEC imposing penalties such as suspensions. In the event that the four China-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

•	variations in our revenues, operating costs and expenses, earnings and cash flow;
•	our controlling shareholder’s business performance and the trading price of its stock;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new products and services by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;
•	announcements of new regulations, rules or policies relevant for our business;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish favorable research, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2019, we had 614,087,611 Class A ordinary shares and 2,656,216,477 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period described elsewhere in this annual report beginning from June 9, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgement of courts.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of March 31, 2019, the holders of our Class B ordinary shares beneficially own 98.8% of the aggregate voting power of our ordinary shares. As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We have followed and intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; (iii) a compensation committee composed entirely of independent directors, and (iv) an audit committee composed of at least three members. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain reporting requirements applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of the New York Stock Exchange since Tencent beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;
•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2018 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. taxpayer. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
4.A.	History and Development of the Company

Our Major Corporate Milestones

The following chart illustrates our major business and corporate milestones:

Launch of QQ Music, Kugou, Kuwo and WeSing

•	QQ Music: In 2003, QQ, the social network operated by Tencent, launched its online music services. In 2005, QQ Music commenced operations.
•

Kugou: In 2004, Kugou Music was launched. In February 2006, Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, was incorporated in China and commenced the operations of Kugou Music. In September 2012, Guangzhou Kugou commenced offering its live streaming services through Fanxing Live, which was rebranded to Kugou Live in December 2016.

•

Kuwo: In December 2005, Beijing Kuwo Technology Co., Ltd., or Beijing Kuwo, was incorporated in China and commenced its operations of Kuwo Music. Beijing Kuwo and its then shareholders subsequently entered into a series of contractual arrangements with Yeelion Online Network Technology (Beijing) Co., Ltd., or Yeelion Online, through which Yeelion Online acquired effective control over Beijing Kuwo. In March 2013, Beijing Kuwo launched Kuwo Live to offer live streaming services.

•	WeSing: In September 2014, WeSing commenced offering its online karaoke services.

CMC’s Acquisition of Guangzhou Kugou and Beijing Kuwo

In June 2012, China Music Corporation, or CMC, was incorporated in the Cayman Islands.

In December 2013, CMC acquired all of the outstanding equity interests of Yeelion Online, obtaining effective control over Beijing Kuwo and its business operations in the PRC through the contractual arrangements between Beijing Kuwo and Yeelion Online and the shareholders of Beijing Kuwo.

In April 2014, CMC, through an indirect wholly-owned subsidiary in the PRC, entered into a series of contractual arrangements with Guangzhou Kugou and its shareholders.

As a result of these contractual arrangements, CMC obtained effective control over, and became the primary beneficiary of, each of Guangzhou Kugou and Beijing Kuwo through which it operated substantially all of its online music entertainment services in the PRC.

Combination of Tencent’s Online Music Business with CMC

Prior to July 2016, Tencent held an approximately 15.8% equity interests in CMC.

In July 2016, Tencent acquired control of CMC through a series of transactions pursuant to which (i) Tencent injected substantially all of its online music business in the PRC (which primarily included QQ Music and WeSing) into CMC; and (ii) in consideration of the foregoing, CMC issued an aggregate of 1,290,862,550 ordinary shares to a wholly-owned subsidiary of Tencent, namely Min River Investment Limited, or Min River. Upon the completion of these transactions, Tencent owned an approximately 61.6% equity interests in CMC and CMC became a consolidated subsidiary of Tencent.

In December 2016, CMC was renamed “Tencent Music Entertainment Group,” or TME. Ocean Music Hong Kong was renamed “Tencent Music Entertainment Hong Kong Limited,” or TME Hong Kong; and Ocean Information was renamed “Tencent Music (Beijing) Co., Ltd.,” or Beijing Tencent Music.

Acquisition of Ultimate Music

In October 2017, we acquired 100% equity interests in Ultimate Music Inc., or Ultimate Music, a provider of online music services to smart devices. Through Ultimate Music, we provide services to smart device and automobile makers enabling them to develop their built-in music players. Through certain contractual arrangements between one of Ultimate Music’s wholly-owned subsidiaries, Shenzhen Ultimate Xiangyue Culture and Technology Co., Ltd., or Shenzhen Ultimate Xiangyue, and Shenzhen Ultimate Music Culture and Technology Co., Ltd., or Shenzhen Ultimate Music, we obtained effective control over, and became the primary beneficiary of, Shenzhen Ultimate Music.

Spotify Transactions

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB, a wholly-owned subsidiary of Spotify Technology S.A. (NYSE: SPOT), or Spotify, and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. In connection with its acquisition of our ordinary shares, Spotify agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions described elsewhere in this annual report. The foregoing transactions are collectively referred to as the “Spotify Transactions.” In connection with the Spotify Transactions, we entered into an investor agreement with Spotify. Following the Spotify Transactions, Spotify held a minority stake in TME, and both TME and Tencent held minority stakes in Spotify. Through the Spotify Transactions, we intend to work together with Spotify to explore collaboration opportunities with a common objective to foster a vibrant music ecosystem that benefits users, artists and content owners, while benefiting from Spotify’s growth.

In addition, in connection with the Spotify Transactions, we distributed a share dividend of a total of 88,726,036 of our ordinary shares to all of our then existing shareholders other than Min River and Spotify AB, who had waived their rights to receive a share dividend in such distribution, in December 2017. In consideration of such waiver of Min River, TME Hong Kong transferred 50% of Spotify’s ordinary shares that it acquired in the Spotify Transactions to a wholly-owned subsidiary of Tencent for a nominal consideration of US$1, which was accounted for as a distribution to Tencent and recognized in equity.

We held an approximately 2.5% equity interest in Spotify following the foregoing transactions.

Recent Share Issuances

In the first quarter of 2018, we issued a total of 67,370,801 ordinary shares to certain financial and strategic investors for an aggregate consideration of approximately US$239 million and issued a total of 52,024,094 ordinary shares to our existing shareholders for an aggregate consideration of approximately US$210 million.

In September 2018, we issued a total of 23,084,008 ordinary shares to Min River Investment Limited, PAGAC Music Holding II Limited, CICFH Culture Entertainment Group, Guomin Holdings Limited and Cityway Investments Limited and a total of 460,724 options to purchase our ordinary shares to certain individuals to acquire all the remaining interest in UEC, an investment holding company that invests in and manages a portfolio of companies in the music industry and an associate of our company, in each case under Regulation S under the Securities Act of 1933.

On October 3, 2018, we issued a total of 68,131,015 ordinary shares to WMG China LLC (“Warner”), an affiliate of Warner Music Group, and Sony Music Entertainment (“Sony”) for an aggregate cash consideration of approximately US$200 million, in reliance on Section 4(a)(2) of the Securities Act regarding private sales of securities. Under the agreements pursuant to which these shares were issued, all shares held by Warner and certain shares held by Sony will be subject to a lock-up that will expire upon the earlier of the third anniversary of the completion of our initial public offering in December 2018 or October 1, 2021, subject to limited exceptions. The remaining shares held by Sony will be subject to a lock-up that will continue for 180 days after the date of the prospectus filed in connection with our initial public offering, subject to limited exceptions, pursuant to the lock-up agreement entered into by Sony in connection with our initial public offering. We believe that such transactions help deepen our strategic cooperation with our major music label partners and better align our interests with theirs to create long-term value for our users and shareholders. We recorded a share-based accounting charge upon the consummation of such share issuances in an amount equal to approximately US$220 million which represents the excess of the fair value of the ordinary shares on such date, based on the best estimate of the management and taking into account the related terms, over the aggregate consideration received by us. As a result of this material one-off, non-cash accounting charge, we recorded a net loss of RMB1,519 million (US$221 million) for the year ended December 31, 2018.

In December 2018, we completed an initial public offering in which we and certain selling shareholders offered and sold an aggregate of 164,000,000 Class A ordinary shares in the form of ADSs. On December 12, 2018, the ADSs began trading on the New York Stock Exchange under the symbol “TME.”

On February 20, 2019, we completed a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, where we sold to Tencent 280,512 Class A ordinary shares with an aggregate value of US$1,823,328 at the offering price per share in our initial public offering for distribution to its eligible shareholders as required by the relevant listing rules of the Hong Kong Stock Exchange.

Our corporate headquarters is located at 17/F, Matsunichi Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. Our telephone number at this address is +86-755-8601-3388. Our registered office in the Cayman Islands is located at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

4.B.	Business Overview

Our Mission

Our mission is to use technology to elevate the role of music in people’s lives, by enabling them to create, enjoy, share and interact with music.

Overview

Music is a universal passion. No matter who we are, or where we come from, we all have our favorite songs, albums or artists. We love music because it can inspire, uplift, motivate and enrich our lives. Music reaches us in deeply personal ways and connects us with each other through engaging, social and fun experiences.

With over 1.4 billion people, China has a massive audience with a growing demand for music entertainment. Until recently, the music industry in China was relatively underdeveloped and highly fragmented largely due to deficiencies in copyright protection. Piracy was rampant. People didn’t see the value of paying for music. Spending on music entertainment in China has been relatively low. According to iResearch, while the recorded music market in the U.S. was more than 45 times that of China in 2017 on a per capita basis, China’s per capita spending on recorded music is expected to more than quadruple between 2017 and 2023, demonstrating tremendous growth potential.

We are pioneering the way people enjoy online music and music-centric social entertainment services. We have demonstrated that users will pay for personalized, engaging and interactive music experiences. Just as we value our users, we also respect those who create music. This is why we champion copyright protection—because unless content creators are rewarded for their creative work, there won’t be a sustainable music entertainment industry in the long run. Our scale, technology and commitment to copyright protection make us a partner of choice for artists and content owners.

Our Platform

We are the largest online music entertainment platform in China, operating the top four music mobile apps in terms of mobile MAUs in the fourth quarter of 2018. Our platform comprises our online music, online karaoke and music-centric live streaming products, supported by our content offerings, technology and data.

Our platform is an all-in-one music entertainment destination that allows users to seamlessly engage with music in many ways, including discovering, listening, singing, watching, performing and socializing. On our platform, social interactions such as sharing, liking, commenting, following and virtual gifting, are deeply integrated in our products and highly complementary to the core music experience, thereby enhancing our user experience, engagement and retention. As a result, we have built our platform into not just a music streaming platform, but a broad community for music fans to discover, listen, sing, watch, perform and socialize.

We offer a comprehensive suite of music entertainment products to let users engage interactively with music by discovering, listening, singing, watching, performing and socializing.

•

Our online music services, QQ Music, Kugou Music and Kuwo Music, enable users to discover and listen to music in personalized ways. We provide a broad range of features for music discovery, including music search and recommendations, music ranking charts, playlists, official music accounts and digital releases. We also offer comprehensive music-related video content including music videos, live performances and short videos.

•

Our online karaoke social community, primarily WeSing, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on Weixin/ WeChat or QQ. Each day, millions of users come to our platform to share what they have sung and to discover their friends’ performances. They can also sing duets with celebrities or other users, have a karaoke party in our virtual singing rooms, challenge each other in online sing-offs and request songs for artists or other users to sing live. We have built WeSing into one of the largest social networks in China with over 40 billion connections between friends as of December 31, 2018. WeSing allows users to share their singing performances with friends and discover songs that others have sung through a timeline feature similar to WeChat Moments.

•

Our music-centric live streaming services, primarily Kugou Live and Kuwo Live, provide an interactive online stage for performers and users to showcase their talent and engage with those who are interested in their performance.

We have worked tirelessly to build a vibrant and fast-growing music platform with the following elements:

•	Users. With over 800 million total unique MAUs in the fourth quarter of 2018, our massive user base covers the full spectrum of user demographics in China.
•

Products. We develop and operate a portfolio of products that are engaging, social and fun. Our products allow users to discover and listen to music, sing and perform, as well as watch music videos and live music performances in a seamless and immersive way. With different music entertainment services fully integrated into one platform, users don’t just listen to music on our platform—after listening to a song, they may be inspired to sing that song and share the performance with friends or want to watch a live performance of the same song by a popular live streaming performer.

•

Content. We have China’s most comprehensive library of music content in recorded and live, audio and video formats. We have the largest music content library with over 30 million tracks from domestic and international music labels as of December 31, 2018. We also offer a broad range of video content, such as music videos, live and recorded concerts and music shows. In addition, hundreds of millions of users have shared their singing, short videos, live streaming of music performances, comments and music-related articles on our platform.

•

Data and technology. The scale and engagement of our user base generate extensive data that we use to develop innovative products that best cater to user preferences and enhance user experience. We have also developed technology that can monitor and protect copyrighted music, which empowers our artists and content partners to promote their music and protect their creative work.

•

Monetization. We have innovative and multi-faceted monetization models that mainly include paid subscriptions, sales of digital music, virtual gifts and premium memberships. They are seamlessly integrated with our products and services in a way that enhances user experience. Our strong monetization capability supports our long-term investments in content, technology and products. It also allows us to attract more content creators and transform China’s music entertainment industry. The number of our online music paying users grew from approximately 19.4 million in the fourth quarter of 2017 to 27.0 million in the fourth quarter of 2018, with a paying ratio of 4.2% in the fourth quarter of 2018. The number of our social entertainment paying users grew from approximately 8.3 million in the fourth quarter of 2017 to 10.2 million in the same period in 2018, with a paying ratio of 4.5% in the fourth quarter of 2018.

•

Significant synergies with Tencent. We benefit from unique access to Tencent’s massive user base, representing China’s largest online social community, with over one billion MAUs of Weixin and WeChat combined and over 800 million MAUs of QQ in the fourth quarter of 2018, which facilitates the organic growth of our user base. The integration between Tencent’s social graph and our platform enables us to deliver a superior user experience and increase user engagement. For example, the music module embedded in the QQ mobile app allows QQ users to seamlessly access QQ Music. WeSing users can enjoy the recorded performances of their Weixin/WeChat and QQ friends and interact with them on our platform. In addition, we also benefit from opportunities to collaborate with other platforms in Tencent’s content ecosystem. For example, we have the unique opportunity to co-produce Tencent Video’s music talent shows, which enables us to promote our brands, drive user stickiness and expand our music content.

We have achieved growth and profitability at scale. From 2016 to 2018, our revenue increased from RMB4,361 million to RMB10,981 million, and further to RMB18,985 million (US$2,761 million). In 2016, 2017 and 2018, we reported profit for the year of RMB85 million, RMB1,319 million and RMB1,832 million (US$266 million), respectively, and recorded adjusted profit for the year of RMB426 million and RMB1,904 million and RMB4,174 million (US$607 million), respectively. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Non-IFRS Financial Measure.”

Tencent’s acquisition of CMC was completed on July 12, 2016. Since then, the results of operations of CMC have been consolidated with ours and had contributed materially to our total revenues since July 2016. For the period from January 1, 2016 to July 12, 2016, CMC’s total net revenues and net loss were RMB1,923 million (US$280 million) and RMB152 million (US$22 million), respectively. After the acquisition of CMC in July 2016, our business and the business that was previously operated by CMC both grew substantially as a result of the combined content library and sharing of operational know-how. Post-acquisition, we: (i) operated our business on a combined basis, with CMC’s business substantially integrated into our business; (ii) shared many costs and expenses; and (iii) ceased to maintain consolidated financial statements of CMC’s business on a standalone basis. For a more detailed discussion of the impact of the acquisition of CMC, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—The Impact of the Acquisition of CMC.”

Our Value Propositions to Users, Artists and Content Partners

Through the use of technology, we allow users to discover music to enjoy by themselves or together with others. We have been an industry pioneer, focused on promoting and sustaining a healthy industry environment by rewarding content creators and rights owners for their creative work and protecting intellectual property rights. We believe our efforts to empower and encourage creativity have made us a partner of choice for artists and content partners.

We offer music fans a unique experience:

•

Fun and engaging. We are an all-in-one online music entertainment destination. Our products allow users to enjoy and interact with music dynamically and in different ways. Users can discover and listen to music, sing songs and perform, as well as watch music videos and live music performances, seamlessly immersing themselves in a complete music experience. Moreover, they can enjoy the experience with friends and in a variety of different settings. For example, users listening to a song may be inspired to sing that song and share the performance with friends or be attracted to watch a live performance of the same song by a popular live streaming performer.

•

Content-rich. Content is the foundation of our platform. We have the largest library of music content in China across a multitude of genres and formats produced by performers ranging from professional artists to people who love to sing.

•

Personalized. Personalization is one of the features that users love, and it improves with increased usage. Our platform accumulates extensive data, allowing us to better understand our users’ tastes and preferences. Our proprietary technology analyzes this data to improve user engagement with content and experiences that we believe they will love to further increase user stickiness.

•

Social. Music fosters and encourages social interaction. Our products and services were designed with social interaction specifically in mind. We allow users to engage with their friends, other users and even performers and artists to form a strong community. Moreover, in addition to direct social interaction, we make sharing easy. Users can share what they listen to, what they create and what they think, across multiple online social channels.

We empower artists and content partners and help them create music and find their audience:

•

Reach. Artists and content creators can reach nearly the entire online music audience of China through our platform. As an essential partner to both professional artists and other performers, we facilitate the discovery and sharing of their music and introduce them to our music labels and content partners through our proprietary technology. We also provide a platform from which they can reach and interact with their fans.

•

Monetization and rights protections. We are the largest licensee of copyrighted music in China. We actively protect the value of the works of millions of content creators and reward them for their creativity. As an industry leader, we promote broader industry awareness and recognition of copyright protection. Through innovative monetization models, we help increase the value of these works over time. Content creators are motivated to continue to create and share on our platform.

•

Empowering content creators. We lower the barrier for people to create music, facilitating discovery of their work to audiences across China. Our curation, recommendation and marketing capabilities help bring artists and fans together. We have become a unique online stage for music performers by offering them a broad range of tools and functions to create and share music and interact with their fans.

•

Data and technology. Our technology and data insight help artists optimize their performance to create more unique, exciting and inspiring content that truly resonates with fans. Our analytical tools allow artists to assess data including user demographics, geographical locations and song performance data.

Our Brands and Products

We have four major product brands—QQ Music, Kugou, Kuwo and WeSing—through which we provide online music and music-centric social entertainment services to address the diverse music entertainment needs of music audiences in China.

Our products provide users with access to a comprehensive suite of service offerings, allowing them to listen, sing, watch and share music in a number of different ways and in a variety of settings. These services are fully integrated into our platform to give users a comprehensive music entertainment experience. Users can access these products through both mobile and PC as well as through in-car and smart, in-home entertainment systems.

Social interactions are deeply integrated in our products and highly complementary to the core music experience. Moreover, they help generate a strong network effect across our platform that enhances our user experience, engagement and retention. As a result, we are able to encourage music listeners to become singers and performers, and vice versa. As an illustration, a user who listens to a song on QQ Music frequently sings the same song on WeSing and then shares the performance with friends on Weixin/WeChat or QQ, which in turn attracts their friends to download the WeSing app.

The following table summarizes the key attributes of our major product brands.

Brands	Key Attributes
QQ Music

Leading online music services with nationwide popularity that offer a comprehensive music library and a broad range of music-related video content, with a focus on popular artists and leading mainstream hits for younger music fans in top-tier cities in China, providing a platform for initial and exclusive releases of digital music to promote interactions between fans and artists and develop a music fan economy centered around popular artists

Kugou

Pioneer and leader in online music entertainment industry with nationwide popularity and the broadest user base in China, recognized as a preferred destination for users to discover music content trending on the internet via:

•Kugou Music, leading online music services offering a comprehensive set of entertainment features, with a mass market focus and strong user penetration in lower-tier cities in addition to top-tier cities

•Kugou Live, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

Kuwo

Comprehensive online music entertainment services with a large user base in Northern China:

•Kuwo Music, online music services with a focus on selected genres and segments, such as DJ mixes and children’s songs, to cater to users’ diverse tastes

•Kuwo Live, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

WeSing

Largest online karaoke social community by mobile MAUs with nationwide popularity, offering unique social networking features that enable users to express themselves by sharing their singing performances and interacting with friends, singers and other users with similar interests in various online social settings

From a content library perspective, QQ Music, Kugou Music and Kuwo Music are substantially integrated as they share access to all the tracks that we license from music labels. While QQ Music, Kugou Music and Kuwo Music are focused on different user segments with a low user overlap among themselves, we have a higher degree of user overlap between our online music services and social entertainment services as a result of the complementary nature of our products that attracts users from our online music services to our social entertainment services. We also adopt a holistic approach to operating our online music services and social entertainment services. For instance, in June 2018, we upgraded the interface of Kugou Music by adding music-centric recommendation feeds and a personalized home page to allow users to access and manage their music content more conveniently. We believe that such upgrades help to increase user stickiness across our online music services and social entertainment services and facilitate music discovery and personalized recommendations to benefit users and content providers in the long term.

As an attempt to establish the most credible, influential, and comprehensive collection of music charts in China, Tencent Music launched its music charting service, YO! BANG in the fourth quarter of 2018. Leveraging its massive scale of content data, user data and social data, Tencent Music utilized its advanced algorithms to determine the rankings of the charts based on a variety of metrics

Unique Online Music Entertainment Experience

While music can be enjoyed alone, it is inherently social—it has the unique power to bring people together, creating a bond between our users when they listen, sing or watch together with their friends or other fans. This is why we have built not just a music streaming platform, but a broader community for music fans to create, share, discover, participate, connect and have fun doing it.

Our music entertainment services span a number of use cases, such as listening at home or in a vehicle, that are complementary to one another in terms of user experience and engagement. We cater to the varying needs of users through our flagship products. The following are screenshots of each of our mobile apps.

Online Music Services

We deliver our online music services primarily through QQ Music, Kugou Music and Kuwo Music, each of which has attracted a large and avid user base.

Users may use basic features on QQ Music, including streaming, without logging in. To purchase subscription plans and enjoy additional features, such as creating personal playlists, users need to log into QQ Music, which requires a Weixin/Wechat or QQ account. Users may register with and access our online music services on Kugou Music and Kuwo Music using their mobile phone numbers, or through their Weixin/WeChat or QQ accounts.

We make listening to music simple and fun through discovery and personalization:

•	Listening experience.
•

Personal homepage. Users have their own personal homepages where they can manage their playlists and access recently downloaded and/or streamed music content. It also provides various functions, such as following artists, purchasing subscription packages, tracking activity data and changing app themes.

•

Experience-enhancing music player. We offer various functions to enhance user experience, such as sound quality optimization, shuffle play, day/night modes and music caching. We have also developed hundreds of audio settings that fit different songs, environments, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices.

•	Music discovery. Users can discover music through a comprehensive range of features and services we offer:
•	Search. Users can discover content through our powerful search engine. They can search music content across playlists, music charts, artists and genres.
•

Personalized recommendations. Using our algorithm and multi-dimensional data insights and metadata on our users’ music tastes, we recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. Users can also customize their recommendation sources. As we expand our content library, we continue to improve our knowledge about music and our users’ preferences by refining our music metadata tagging. This allows us to further enhance our music discovery and recommendation capabilities.

o

Music ranking charts. Leveraging our leading position in the industry, we have compiled a variety of music ranking charts across different genres and languages that are widely recognized by fans, artists.

o

Playlists. We offer playlists covering a wide variety of genres, themes, languages and moods. Our playlist offerings include curated playlists created by our music editorial team, machine-generated playlists supported by our AI capabilities, and user-generated playlists. We also encourage users to create their own playlists to share, thereby further amplifying their exposure within our online music community.

o

Official music accounts. Users can subscribe to their favorite official music accounts operated by both established and aspiring artists, columnists and other music industry key opinion leaders. Through their official music accounts, owners can upload and share songs, videos, literature, photos and other music-related content.

•

Social experience. Our platform delivers a superior and uniquely social music experience. Users can share their songs or playlists via Weixin/WeChat or QQ and other major social platforms. While listening to a song, users can interact with others listening to the same song by posting and exchanging comments. They can also create their own lyrics posters and share them with friends. Additionally, we provide users with various exciting ways to interact with their favorite artists, particularly in connection with digital album releases on our platform. These all enable users to stay connected with their friends through music, to discover music that is trending around them and to share music with those they care about. This in turn allows us to gain more data insight to improve music discovery and recommendations on our platform.

Music-centric Social Entertainment Services

We offer users simple and entertaining ways to sing, watch and socialize on our platform, whether it is with a friend, a group of friends, or other users on our platform. Our music-centric social entertainment services include online karaoke social community and live streaming of music performances.

Online Karaoke Social Community

Karaoke singing is a popular way of enjoying music in China, whether at a weekend party, a family event or a simple social gathering.

This is why we introduced our online karaoke social community in 2014—to make it easier for users to sing and have fun with friends. Our online karaoke social community is a platform for users who want a simple stage to share their love of music and singing, or a springboard to launch their careers as the stars of tomorrow.

We deliver online karaoke services primarily through WeSing, China’s largest online karaoke social community in terms of mobile MAUs in the fourth quarter of 2018, as well as the “Sing” functions on Kugou Music and Kuwo Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular.

We currently require users to register with and access services and functions on WeSing using their Weixin/ WeChat or QQ accounts, as WeSing is primarily used by users to socialize with their friends on Weixin/Wechat or QQ through music. Such linkage between WeSing and Weixin/WeChat or QQ has in turn also enriched Tencent’s content ecosystem by providing Weixin/WeChat or QQ users with convenient access to our content.

Users can sing along from our vast library of karaoke songs and share their performances, either in audio or video formats, with friends, mostly with users already connected on Weixin/WeChat or QQ. Karaoke songs recorded by users significantly augment our user-generated music content library.

WeSing has functions and features designed to drive user engagement, social interaction and entertainment, including:

•

Singing features. Users can record their karaoke songs in audio and video formats. They can not only sing along, but also sing duets with celebrities or other users and then make a complete song to share with their friends. Users also receive a system-generated assessment of their performance which helps them continue improving their singing. In addition, users may edit recordings of karaoke songs with a large selection of special audio and visual effects, or record songs at offline mini-KTV booths and share their performances online. In January 2019, we launched “Grab the Mic” on WeSing, a new feature that offers a new way of socializing by allowing users to join a singing competition with friends or unknown WeSing users and win by correctly singing the same song as quickly as possible.

•

Recitation features. Users can choose different text, such as ancient poetry and famous novels provided by us or text of their choice, and plentiful supply of background music to complete their recitation work.

•

Singing timeline. Users can organize and display their singing performances into a timeline, which enables them to shape their music performance in a personal narrative that is organized chronologically. Users can also choose to add comments and photos to their singing timelines, and control with whom each piece of content is shared. Once a song is shared on one’s timeline, other users can give comments and likes, share the song and send virtual gifts to the singer to encourage social interactions.

•

Virtual karaoke rooms. Users can create virtual karaoke rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts, rating each other’s performance and holding sing-offs for most likes and gifts.

•

Online singing groups. Users can discover and join a larger online singing group of people sharing common music interests. Online singing groups provide users with a great way to create online music communities, meet new like-minded friends, improve their singing performances and have fun socializing online.

•

Live performance. Users can stream their singing performance through interactive live streaming sessions where users can interact with others by chatting, rating each other’s performance and giving virtual gifts.

•

Value-added services. While users may access our basic karaoke functions free of charge, they can also purchase virtual gifts to send to their favorite singers and subscribe for premium memberships that come with value-added functions, such as higher soundtrack resolution, additional app themes and access to vocal singing tutorial programs.

Live Streaming of Music Performances

Live music performances provide a different fan experience than recorded content. They can be extremely exciting, exhilarating and engaging. Through technology, online live streaming has become a preferred entertainment alternative with huge and rapidly growing market potential to cater to millions of China’s music fans.

This motivated us to provide a forum for performers to express themselves, share their creative work and for fans to enjoy a completely different, interactive, music entertainment experience.

We offer live streaming of music performances primarily through the “Live Streaming” tab on Kugou Music, Kuwo Music and WeSing, as well as through Kugou Live and Kuwo Live. Professional artists and other performers alike can stream their singing and other performance to a vast online audience, fostering a vibrant online social music entertainment community.

We offer users the option to register with and access our live streaming services using their Weixin/WeChat or QQ accounts. Alternatively, users may also register with and access our live streaming services using their mobile phone numbers, without Weixin/WeChat or QQ accounts.

Our live streaming content features a broad range of performance categories such as singing, instrument playing and DJ performances by both professional artists and other performers.

Our live streaming platforms cultivate an engaging and interactive environment for both the live streaming performers and the audience to create, discover, socialize and have fun together, mainly featuring the following:

•

Music-centric. Most of our live streaming users also use our online music or online karaoke services. Our data analytics and AI technology enable us to provide recommendations of relevant live streaming content based on what our users are listening to or singing on our platform. For example, when a live streaming performer on Kugou Live performs a song, a message bubble pops up instantaneously on Kugou Music notifying users listing to the same song. This allows users to seamlessly access this performer’s live streaming sessions on Kugou Live.

•

Social functions. Our social functions make everyone a part of the show. Performers and users interact in various formats, such as voice & text chatting, video chatting, rating the performer’s performance and sending virtual gifts. We also rank popularity of performers by value of virtual gifts. This validates and rewards good performances and lets the user base know what others enjoy, driving user engagement and stickiness. At any time during a live streaming session, users may choose to follow the performer to receive notifications of future performances.

•

Sing-offs. Live streaming performers can engage in a variety of real time singing and performance contests against each other to boost their popularity and rankings. Users can vote for and send virtual gifts to their favorite performers.

•	Song requests. Users can request to have a favorite song performed in exchange for a virtual gift.
•

Music events and talent shows. To further diversify our live streaming content offerings, we live stream concerts performed by professional artists as well as music events, music variety shows and fan meetings on our live streaming platforms to allow our users to support and interact with their favorite artists through various ways including online audience voting.

We encourage our live streaming performers to sing and engage in other music performance on our platform. Our live streaming platform becomes a large stage for performers to cultivate their fan base and easily access attractive revenue opportunities, enabling them to develop their artist image and pursue their goals of becoming popular artists.

Live streaming performers include aspiring performers and ordinary people who want to share their music. We also have professional artists perform on our platform to further diversify our content offering and drive user retention.

We seek to establish and maintain stable, mutually beneficial relationships with live streaming performers. In particular, as part of our content strategies, we nurture promising live streaming performers and help them grow their fan base and make a living from their performances. We provide them with performance training and promotion support to increase their exposure. Our platform further provides a unique way for live streaming performers to interactively engage with their fans and reach a larger potential fan base and to raise their profile in the industry.

For those live streaming performers who become popular, we can assist them to release new singles and albums, enriching our comprehensive music content offerings and attracting more traffic to both of our music and live streaming services, thus creating a strong network effect that drives user engagement and stickiness on our platform.

Live streaming performers are required to enter into a cooperation agreement with us. Some agreements contain provisions that require the performer to live stream exclusively on our platform, typically with a one-to three-year term. We have a revenue sharing model in which the performers (and their talent agency, if applicable) share with us a percentage of the virtual gift sales generated from their live streams. We also own the relevant intellectual property rights of the live streaming content they create.

Other Music Services

We offer other services to drive user traffic, deepen user engagement and increase monetization. Such services primarily include (i) sales of music-related merchandise, including Kugou M1 headset, smart speakers, WeSing karaoke microphones and Hi-Fi systems, (ii) services that help smart device and automobile makers build and operate their branded music services on their devices and vehicles and (iii) online music event ticketing services.

Our Content

We are dedicated to building the most comprehensive and up-to-date library covering our users’ favorite music content across both genre and format.

Our Diverse Music Content Library

We offer a diverse range of professional as well as user-generated recorded and live music content across various formats. This content generally spans five different types:

•	Songs. Largest music library in China, with over 30 million tracks as of December 31, 2018:
o	Features songs performed by both established and aspiring artists in China and around the world.
o	Represents a variety of themes such as latest top hits, all internet hits, time favorites and movie soundtracks.
o	Covers a broad range of music genres, including pop, rock, indie, hip hop, R&B, classical, jazz and electronic music in various languages including Mandarin, Cantonese, English, Korean and Japanese.
o	Categorized by listening habits, settings and moods, such as workout, travel, study and work, relaxation and many more.
•

Live streaming of music performances. Professional artists along with aspiring and other performers stream music and other performances in real-time to our online audiences. These live streams allow users to experience and enjoy live music performances and interact with the performers in a variety of ways. Additionally, we offer live streaming of more professionally organized online concerts and music events for more established artists.

•

Recorded video. Various recorded music-oriented video content, such as full-length music videos, short video clips, behind-the-scenes footage, artist interviews, music-focused variety shows and music awards shows.

•	Karaoke songs. Millions of online karaoke songs and the related user comments, which further expand the breadth of our music content offering, enhancing our user experience and engagement.
•

Reviews and articles. We supplement our music content offerings through an enormous library of reviews and articles about music, artists and fans, written or curated by our in-house editorial team. We place links in the articles to the featured music to provide users with even more choices of content.

Our Content Strategies

Partnering with Music Labels and Leading Industry Players

Currently, we focus on licensing top hits and premium content from major domestic and international music labels for a broad audience base. All the tracks that we license from music labels are generally available to users across our online music apps and, to the extent permitted by the terms of our licensing agreements with the licensors, our social entertainment products, except under certain circumstances where the artists or rights owners require us to publish their content on a specific platform or in a specific format. See “—Content Sourcing Arrangements.”

Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective ways for music labels and professional artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us unique opportunities to collaborate on new album releases, music events and other initiatives. For example, we collaborate with established artists and major music labels to promote and release digital albums for distribution to our massive user base.

Additionally, we are continually diversifying across content type and format on our platform. For example, given our reach and understanding of China’s music audience, we have successfully co-produced music talent shows in collaboration with third parties such as Produce 101 (創造101), which premiered on Tencent Video and attracted billions of video views. These productions help reinforce our brand as a leading online music entertainment platform.

Cultivating Aspiring Artists

We are not just a platform for established artists but also one for discovering and cultivating rising music talent. We provide opportunities for newer generations of aspiring artists to fulfill their singing ambitions by supporting them in areas such as marketing, promotion, monetization and career training. We are proud to have helped promote the singing careers of many new music stars who got their start on our platform. We also work closely together with music labels to identify and cultivate aspiring artists from the large base of content creators on our platform.

We identify aspiring artists through a number of different ways on our platform. On our online karaoke and live streaming platforms, we allow aspiring artists to create a personalized artist profile, reach the broadest audience in China, access attractive monetization opportunities and produce and promote their digital albums.

Additionally, we launched the “Tencent Musician Program” in 2017, an online service for selected aspiring artists to upload original music content to our platform that can be streamed and downloaded by users on our platform.

Fostering User Content Creation

To further extend the breadth of our content offerings, we allow users to upload content in the forms of karaoke songs, live streaming performance, short-and long-form videos and other formats of music-related content. This user-generated music content engages users further and enhances their experience, both as content creators and as the audience.

We promote user-generated content in similar manners as with our licensed content. We leverage our data analytics and AI technologies to recommend content generated by karaoke singers and live streaming performers to our users to help increase their exposure. We further use our proprietary music audio recognition system to identify qualified user-generated original soundtracks and make them easily accessible on our platform.

How We Generate Revenue

We generate revenue primarily from online music services and social entertainment services and others.

Online Music Services

Our revenues generated from online music services were RMB2,144 million, RMB3,149 million and RMB5,536 million, accounting for 49.2%, 28.7% and 29.2% of our revenues in 2016, 2017 and 2018, respectively.

Paid Music

Currently, we offer users subscription packages across our QQ Music, Kugou Music and Kuwo Music products to download our licensed music content. Our basic subscription packages are priced at RMB8 per month for a fixed amount of downloads per month and unlimited “ad-free” streaming of our music content offerings. Users can also subscribe for our premium memberships at RMB15 per month to access a range of additional features and privileges including additional personalized app themes, more audio settings that enhance listening experiences, video downloading, unlimited playlist storage and faster streaming and download speed. Our users can also download single music titles and music albums on a paid on-demand basis. We also offer certain privileges and benefits that are only available to paying subscribers to encourage user spending and paying user conversion on our platform.

We will continue to explore alternative subscription models and products, such as streaming-based fee models, to maximize the conversion and monetization potential of our user base.

Content Sublicensing

We sublicense certain of our licensed music content to other online music platforms in accordance with the terms of the relevant master license and distribution agreements. We sublicense such music content to other online music platforms at a fixed rate typically for a term of one year, renewable by mutual agreement of both parties. Unlike the long-term master distribution agreements, we typically enter into sublicensing agreements on relatively shorter terms to preserve more flexibility to respond to market changes. From a business strategy perspective, we believe that being a content sub-licensor under our master distribution agreements with music labels allows us to continue to work closely with music labels to drive the growth and development of China’s online music entertainment industry. Specifically, it enables us to further promote copyright protection by working closely with music labels and other online music platforms, and to continue cultivating Chinese consumers’ willingness to pay for music content. Our track record in such endeavors in turn reinforces our relationship with the music labels and makes us a go-to content partner in China for distribution of their content. In addition to sublicensing fees, being an original licensee also generally raises our industry prestige and reinforces our brand image among users, which benefits our sales and marketing strategy in the long term.

Advertising

We offer various advertising services across our platform, which accounted for a small portion of our revenues for the periods presented in this annual report. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps and industry standard banner ads of various sizes and placements on the interfaces of our platform.

Social Entertainment Services and Others

Our revenues generated from online music services were RMB2,217 million, RMB7,832 million and RMB13,449 million, accounting for 50.8%, 71.3% and 70.8% of our revenues in 2016, 2017 and 2018, respectively.

Users are attracted to our online karaoke and live streaming platforms primarily by engaging music performances from our online karaoke singers and live streaming performers. We generate revenues from online karaoke and live streaming services primarily from sales of virtual gifts, including consumable, time-based and durable virtual items. Consumable virtual items are mainly used as gifts sent to online karaoke singers and live streaming performers by users as a way for them to show support and appreciation for their performance. Special visual items, such as diamond rings or cars, will be displayed on the screen when these gifts are bought from us and sent to the singers or performers. We also offer users the option to purchase virtual items which provide them with certain privileges or recognized status over a period of time, such as badges displayed for a certain period of time on the users’ profile pages. While purchasing and using these virtual gifts is not a prerequisite for using the features in our products, it provides a way for users to participate in online karaoke and live streaming, which drives user engagement and stickiness. We believe we are still at an early stage of monetization with significant potential for future growth.

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services by selling premium memberships. For online karaoke, they include higher soundtrack resolution and access to video clips of vocal tutorials. For live streaming, these privileges include enhanced status and visibility when users interact with live streaming performers and other users. In addition, selected live streaming performers can produce and sell their own digital albums through our platform if they share a portion of their revenues with us. Revenues generated on our platform are shared with our karaoke singers and live streaming performers or their agents, typically based on a percentage of the revenue generated from the sales of virtual gifts attributable to their performance.

Moreover, we generate revenues from sales of music-related merchandise, including our Kugou M1 headsets, smart speakers, WeSing karaoke microphones and Hi-Fi systems.

Branding, Marketing and Sales

The focus of our marketing efforts is to further strengthen our brands, including QQ Music, Kugou, Kuwo and WeSing, and to expand our entertainment ecosystem to connect more users, artists and content providers. We aim to deliver best-in-class entertainment content and services in order to garner strong word-of-mouth referrals and enhance our brand recognition.

We primarily rely on word-of-mouth referrals and benefit from our strong brands to attract users to our platform. We also engage in diverse marketing activities both online and offline to enhance brand awareness. Specifically, our marketing campaigns increase platform traffic through search engine marketing and social media. Moreover, we host or participate in various forms of music-related events and activities to further boost our brand recognition, such as cooperation with established artists, singing competitions, TV and internet music talent shows, music festivals, campus campaigns, artist tours and fan events, to enhance our brand recognition.

We continue to implement new technologies, introduce new features and tools, as well as improve user experience in order to encourage users to access our platform more frequently and for longer periods of time, and ultimately to increase their spending on our platform. We also use direct marketing tools deployed through our platform interfaces to convert our users into paying users.

Content Sourcing Arrangements

Content is the foundation of our platform. We license from, and pay royalties to, the following major rights holders to obtain the vast majority of the music content offered on our platform.

•	Music labels and music copyright owners
o

We have strong partnerships with a wide range of music labels and other copyright owners. As of December 31, 2018, we licensed musical recording rights and/or music publishing rights underlying music content on terms ranging from one to three years from domestic and international music labels, including through master distribution and licensing agreements with Sony Music Entertainment, Universal Music Group, Warner Music Group, Emperor Entertainment Group and China Record Group Co., Ltd.

o

We pay for music labels for licensed music content based on a minimum guaranteed licensing fee and revenue-sharing incentive royalties. Under such fee arrangements, the amounts of minimum guaranteed licensing fees and incentive royalties depend on factors including the type of content, the popularity of the performers, as well as our relationships with the licensors. Payments under the licenses are generally made in installments throughout the duration of the licenses.

o	We have arrangements with several online music platforms in China to cross-license our respective licensable or sub-licensable rights in musical works.
•	Individual artists. We also enter into licenses with individual artists or their agencies to bring a broader and more diverse content offering on our platform.
•

User-generated content. User-generated content from live streaming performers (and their agencies, if applicable) is covered by revenue-sharing arrangements. We are entitled to the intellectual property rights of the live streaming content they create. In addition, users uploading user-generated content on our platform typically agree to grant us the associated copyright of such content. For additional details concerning our copyright protection with respect to user-generated content, see “—Copyright Protection” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We allow user-generated content to be uploaded on our platform; if users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”

•

Music Copyright Society of China (the “MCSC”). We have a framework agreement with the MCSC, a music collective copyright organization in China, for an initial term of two years which automatically renews for one year upon the expiration of the initial term. The primary purpose of our agreement with the MCSC is to secure the copyright with respect to musical compositions and lyrics underlying our music content that is not covered by our licensing agreements with music labels and music copyright owners. Under such agreement, we are granted the right to distribute through the internet the musical compositions and lyrics managed by the MCSC. The current license fee we pay to the MCSC equals to a specified minimum guaranteed amount plus a percentage of revenues generated from the licensed music content (net of certain costs). In the event of any copyright dispute or claims regarding music content covered by our agreement with the MCSC, the MCSC undertakes to negotiate with, or pay compensation to, such third-party right owners.

Copyright Protection

We are committed to copyright protection and we strive to continue playing a leadership role in improving China’s music copyright environment.

We take various measures to ensure content offered on our platform does not infringe upon copyright of third parties. Once it is licensed, we closely monitor copyrighted content on our platform for compliance with the scope of the licenses and therefore to attempt to detect and remediate infringement of third-party copyrights on our platform in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors, including the MCSC. For example, we typically require the licensors to represent in the licensing agreement that they have the legitimate right to license the content and require them to indemnify us for losses arising from any claims of infringement or violation of laws and regulations. With respect to user-generated content, we also rely on the safe harbor provision for online storage service providers under PRC copyright laws and regulations, and have adopted measures intended to minimize the likelihood that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights, (ii) restricting users on our blacklists from uploading content, and (iii) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content.

We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other online music platforms. More specifically:

•

Monitoring. Leveraging our advanced audio fingerprinting technology and massive data base, we are able to continually screen and identify infringing content displayed on third-party online music entertainment platforms in China.

•

Enforcement of our rights. When our system identifies an infringing use of our content on a third-party platform, our system automatically generates an alert email to our legal and copyright protection department, which promptly serves a takedown notice to the infringing platforms requesting that the infringing content be removed. Following the takedown notice, our legal and copyright protection department will review the relevant evidence and initiate the removal procedures to ensure timely removal of infringing content, and they may also file complaints with the National Copyright Administration and content providers or initiate legal proceedings.

•	Follow-up. Once a takedown notice is served or a legal proceeding initiated, our copyright system starts to track the relevant platforms to check if the infringing content has been timely removed.

Content Monitoring

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. We leverage our technology to implement procedures to monitor and remove inappropriate or illegal content from our platform. Text, images and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

We are focused on the monitoring and screening of user-generated content. We require live streaming performers and users to register on a real-name basis to upload content to our platform and require them to agree not to distribute content in violation of any third-party rights or any applicable laws or regulations. In particular, we monitor the live streaming sessions and online karaoke performances delivered on our platform using a combination of human and machine screening.

Due to the massive amount of content displayed on our platform, we may not always be able to promptly identify the content that is illegal, improper or may otherwise be found objectionable by the PRC government. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The content available on our platform may be found objectionable by the PRC government, which may subject us to penalties and other regulatory or administrative actions.”

Other Intellectual Property

In addition to copyright in our music content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of December 31, 2018, we have applied for the registration of 1,969 patents, among which 720 patents have been registered with the National Intellectual Property Administration. One of our patents has been recognized with the Nineteenth China Patent Award by the National Intellectual Property Administration. As of the same date, we have applied for 2,386 trademarks, among which 1,280 had been registered with the Trademark Office of the National Intellectual Property Administration. We had also registered 311 software copyright with the Copyright Protection Center of the PRC. Our “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property in violation of our rights. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results and financial condition” and “—Failure to protect our intellectual property could substantially harm our business, operating results and financial condition.”

Technology and Data Capabilities

Technology

We focus on continually improving our technology to deliver superior user experience and enhance our operating efficiency. Over the years, we have been innovating and improving our technologies to help users discover and enjoy content and help artists find their target audience and realize greater value.

We have a large dataset and we devote substantial resources to analyzing data in order to obtain useful insights into our users’ music entertainment and social behaviors. We believe our technology will allow us to better understand and respond to user preferences, deliver a superior user experience, and further differentiate our services from our competitors.

•

Search and discovery engines. We provide users with a personalized music entertainment experience by leveraging our powerful music search and discovery engines. Our advanced algorithms improve the accuracy and relevance of our search results. In addition, we have developed various user functions including machine-generated playlists and intelligent recommendations of related music content to deliver a highly personalized music discovery experience.

•

User-experience enhancements. We offer a variety of sounds effects to enhance our users’ listening experience. Our award-winning proprietary audio settings, such as QQ Music Super Sound, Kugou Viper Sound and WeSing Super Voice audio settings, not only bring superior sound quality and best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sounds effects. In addition, we provide various special visual effects and camera filters for users recording videos on our platform. Our proprietary music recognition technology allows our apps to identify songs by listening to a sample of a track. Our technology also makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo.

•

Content monitoring. Our technology is also essential in helping our artists and label partners protect their copyright and ensuring the integrity of our platform. For example, our video recognition technology enables us to effectively monitor live streaming for content violations and copyright protection purposes. We have also developed an effective copyright infringement monitoring system that is able to detect potential copyright infringement by other music platforms or our users.

User Data Security and Privacy

We believe data security is critical to our business operation because data is the foundation of our competitive advantages. We have internal rules and policy to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before using our products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations.

From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. We also adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

Competition

We face competition for users and their time and attention primarily from NetEase Music and other online music providers in China. We also face competition from online offerings of other forms of content, including long-and short-form videos, karaoke services, live streaming, radio services, literature, and games provided by other online service providers. We compete to attract, engage and retain users based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business—We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.”

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Regulation

We are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. The following is a summary of the principal PRC laws and regulations relating to our business and operations within the territory of the PRC.

Regulations on Foreign Investment

Foreign Investment Law of the PRC

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council.

Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version)

The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, replaced and partly abolished the Guidance Catalog of Industries for Foreign Investment (2017 Revision) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”.

We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services and online culture services, which are restricted or prohibited for foreign investors by the Negative List. We conduct business operations that are restricted or prohibited for foreign investment through our variable interest entities, or VIEs.

Regulations on Value-Added Telecommunication Services and Internet Content Services

Licenses for Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC (2016 Revision), or the Telecom Regulations, promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. As required by the Telecom Regulations, a commercial telecommunications service provider in the PRC shall obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its counterparts at provincial level prior to its commencement of operations.

The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. The Catalog of Telecommunications Business, or the Telecom Catalog, which was issued as an attachment to the Telecom Regulations and updated in February 21, 2003 and December 28, 2015, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks, or internet fall within class II value-added telecommunications services.

Pursuant to the Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of requisite licenses for VATS Licenses together with qualifications and procedures for obtaining such VATS Licenses.

Pursuant to the Administrative Measures on Internet Information Services (2011 Revision), promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, commercial internet information services providers, which means providers of information or services to internet users with charge, shall obtain a VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within the PRC.

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, each of Guangzhou Kugou and Beijing Kuwo holds a valid ICP License, while Tencent Music Shenzhen has recently submitted an application for the ICP License. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits applicable or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the Ministry of Information Industry (currently known as the MIIT), or the MII, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Circular. The MII Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. Furthermore, under the MII Circular, the internet domain names and registered trademarks used by a foreign-invested value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in the MII Circular and cure such non-compliance, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

Regulations on Transmitting Audio-Visual Programs through the Internet

On December 20, 2007, the MII and the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, jointly issued the Administrative Provisions on the Internet Audio-Video Program Service, or the Audio-Video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-Video Program Provisions defines “internet audio-video program services” as producing, editing and integrating audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an Audio and Video Service Permission, or AVSP. Applicants for the AVSP shall be state-owned or state-controlled entities unless an AVSP has been obtained prior to the effectiveness of the Audio-Video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audio-Video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. A full copy of any audio-video program that has already been broadcasted shall be retained for at least 60 days. Movies, television programs and other media contents used as internet audio-video programs shall comply with applicable administrative regulations on programs transmitting through radio, movie and television channels. Entities providing services related to internet audio-video programs shall immediately remove the audio-video programs violating laws and regulations, keep relevant records, report to relevant authorities, and implement other regulatory requirements.

The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated by SAPPRFT on March 10, 2017, classifies internet audio-video programs into four categories:(I) Category I internet audio-video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio-video program service, including (a) re-broadcasting service of current political news audio-video programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of the audio-video programs uploaded by internet users; and (IV) Category IV internet audio-video program service, including (a) re-broadcasting of the radio or television program channels; and (b) re-broadcasting of internet audio-video program channels.
On May 27, 2016, the SAPPRFT issued the Circular on Relevant Issues Concerning Implementing the Approval Granting for Mobile Internet Audio-Video Program Services, or the Mobile Audio-Video Program Circular. The Mobile Audio-Video Program Circular provides that the mobile internet audio-video program services shall be deemed a type of internet audio-video program services. Entities approved to provide mobile internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services, but the types of the programs operated by such entities shall be within the permitted scope as provided in their AVSPs and the said mobile applications shall be filed with the SAPPRFT.

On November 4, 2016, the State Internet Information Office issued the Administrative Regulations on Online Live Streaming Services, or the Online Live Streaming Regulations, which came into effect on December 1, 2016. According to the Online Live Streaming Regulations, when providing internet news information services, both online live streaming service providers and online live streaming publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of their AVSPs. All online live streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live streaming content.

Each of Guangzhou Kugou and Beijing Kuwo holds a valid AVSP. As their AVSPs do not include the scope of providing mobile internet audio-video program services, Guangzhou Kugou has submitted an application and Beijing Kuwo plans to update their respective AVSPs to address this issue. Tencent Music Shenzhen may be required to obtain an AVSP. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits applicable or to respond to any changes in government policies, laws, or regulations may materially and adversely impact our business, financial condition, and results of operation.”

Regulations on Production and Operation of Radio and Television Programs

On July 19, 2004, the SAPPRFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 28, 2015. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses.

Each of Guangzhou Kugou and Beijing Kuwo holds a valid License for Production and Operation of Radio and TV Programs as required by the Radio and TV Programs Regulations.

Regulations on Online Publication

Publishing activities in China are mainly supervised and regulated by the SAPPRFT. On February 4, 2016, the SAPPRFT and the MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services, or the Online Publishing Regulations, which came into effect on March 10, 2016. The Online Publishing Regulations define “online publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audiovisual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services. Under the Online Publishing Regulations, internet operators distributing online publications via internet are required to obtain an Online Publishing Service Permit from the SAPPRFT.

Each of Guangzhou Kugou, Beijing Kuwo and Tencent Music Shenzhen plans to apply for the Online Publishing Service Permit.

Regulations on Internet Culture Activities

Pursuant to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture on February 17, 2011 and amended on December 15, 2017, internet culture activities include: (i) production, reproduction, import, release or broadcasting of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on internet; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for an Online Culture Operating Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning and fines up to RMB30,000. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. Currently, each of Guangzhou Kugou, Beijing Kuwo, Tencent Music Shenzhen and Shenzhen Ultimate Music holds a valid Online Culture Operating Permit.

Regulations on Virtual Currency

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Circular on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Circular. The Virtual Currency Circular requires businesses that (a) issue online game virtual currency (in the form of prepaid cards or pre-payment or prepaid card points), or (b) offer online game virtual currency trading services, to apply for approval from the Ministry of Culture through its provincial branches. Businesses that issue virtual currency for online games are prohibited from offering services of trading virtual currency, or vice versa. Any company that fails to file the necessary application for approval of the Ministry of Culture will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

Under the Virtual Currency Circular, online games virtual currency trading service provider refers to business that provides platform services related to trading virtual game of online games among game users. The Virtual Currency Circular further requires an online game virtual currency trading service provider to comply with relevant e-commerce regulations issued by the Ministry of Commerce. According to the Guiding Opinions on Online Trading (Interim) issued by the Ministry of Commerce on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider. The Virtual Currency Circular regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lottery, betting or lottery, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency trading services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. In addition, the Interim Administration Measures of Online Games, or the Online Game Measures, promulgated in June 2010 and amended in December 2017 further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iii) the storage period of online gamers’ purchase record shall not be shorter than 180 days; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency trading services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for their users for at least 180 days. On December 1, 2016, Ministry of Culture released the Circular on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, which restate and introduce a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures, and reiteration of Ministry of Culture’s approval and filing requirements.

Each of Guangzhou Kugou and Beijing Kuwo holds a valid Online Culture Operating Permit covering the issuance of virtual currency. We issue different virtual currencies and prepaid tokens to users on our platform for them to purchase various virtual gifts to be used in live streaming or online game platforms; however, our service does not constitute virtual currency trading services because users may not transfer or trade virtual currency among themselves.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an internet music service provider must obtain an Online Culture Operating Permit. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that internet culture operating entities shall report to a nationwide administrative platform the details of its self-monitoring activities on a quarterly basis.

In 2010 and 2011, the Ministry of Culture greatly intensified its regulations on online music products by issuing a series of circulars regarding online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products, which clarified that entities engaging in any of the following conducts will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (i) providing online music products or relevant services without obtaining corresponding qualifications; (ii) importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that (i) all unauthorized music products on the platforms of online music services providers shall be removed prior to July 31, 2015, and (ii) the National Copyright Administration investigate and punish the online music services providers who continue to transmit unauthorized music products following July 31, 2015.

Regulations on Commercial Performances

The Administrative Regulations on Commercial Performances (2016 Revision) was promulgated by the State Council and put into effect on February 6, 2016. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. Currently, each of Guangzhou Kugou and Beijing Kuwo holds a valid Commercial Performance License.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the revised Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015 which was further amended on October 26, 2018. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

On July 4, 2016, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulations) issued the Interim Measures on the Administration of Online Advertising, or the SAIC Interim Measures, which came into effect on September 1, 2016. The Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users’ normal use of internet and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, the SAIC Interim Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

Regulations on Internet Security

On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, which prohibits using internet to leak state secrets or to spread socially destabilizing content.

On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the internet, which requires that internet services providers shall have the function of backing up the records for at least 60 days. Also, internet services providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the internet web addresses and internet web addresses as applied by users; (c) record and follow up the net operation and have the functions of security auditing.

On January 21, 2010, the MIIT promulgated the Administrative Measures for Communications Network Security Protection, which requires that all communication network operators including telecommunications services providers and internet domain name service providers divide their own communication networks into units. The unit category shall be classified in accordance with degree of damage to national security, economic operation, social order and public interest. In addition, the communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case such violation is not duly rectified.

Regulations on Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of contents, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any material leak to the telecommunications regulatory authority.

On December 28, 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

In July 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users, or the Regulations on Network Information Protection, effective on September 1, 2013, to enhance and enforce legal protection over user information security and privacy on the internet. The Regulations on Network Information Protection require internet operators to take various measures to ensure the privacy and confidentiality of users’ information.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits.  Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

Regulations on Infringement upon Intellectual Property Rights via Internet

The Tort Liability Law of the PRC, which was adopted by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an online user conducts tortious acts by utilizing online services provided by the online service provider, the infringed party has the right to request such online service provider to take necessary measures, including deleting, blocking and disconnecting the access to the infringing content promptly. If the online service provider fails to take necessary measures in a timely manner upon receipt of notice of such infringement, such online service provider will be held jointly liable with the relevant online users for the additional damages that should not have been incurred if the online service provider took proper actions; and (iii) where the online service provider is aware that online users are infringing upon the civil right or interest of third party and fail to take necessary measures, the online service provider should be jointly liable for such infringement with the online users.

Regulations on Intellectual Property Rights

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is also a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works, the Universal Copyright Convention in October 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The Copyright Law of the PRC, adopted in 1990 and revised in 2001 and 2010, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of producers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law. For a piece of music works, it may involve the copyright of lyricist and of composers, which are collectively referred to as the “music publishing rights” elsewhere in this annual report, and the copyright-related interests of recording producers and of performers, which can be collectively referred to as the “musical recording rights” elsewhere in this annual report.

The copyright holders may license other to exercise, or assign all or part of their economic rights attaching to their works. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract.

Pursuant to the Copyright Law and its implementing regulations, copyright infringers are subject to various civil liabilities, such as stopping infringing activities, issuing apologies to the copyright owners and compensating the copyright owners for damages resulting from such infringement. The damages should be calculated based on actual loss or income made by an infringer.

The Provisional Measures on Voluntary Registration of Works, promulgated by the National Copyright Administration on December 31, 1994 and effective on January 1, 1995, provides for a voluntary registration system as administered by the National Copyright Administration and its local counterparts.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the State Council on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyright applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (2013 Revision).

The Measures for Administrative Protection of Copyright Related to Internet, which were jointly promulgated by the National Copyright Administration and the MIIT on April 29, 2005 and became effective on May 30, 2005, provide that upon receipt of an infringement notice from a legitimate copyright holder, an internet content service provider must take remedial actions immediately by removing or disabling access to the infringing content. If an internet content service provider knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the internet content service provider could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended in 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings.

National Copyright Administration

The Copyright Law provides that holders of copyright or copyright-related rights may authorize a collective copyright management organization to exercise their copyright or copyright-related rights. Upon authorization, the collective copyright administration organization is entitled to exercise the copyright or copyright-related rights in its own name for the holders of copyright or copyright-related rights, and participate as a party in court or arbitration proceedings concerning the copyright or copyright-related rights. On December 7, 2013, the State Council promulgated the Regulations on Collective Administration of Copyright, or the Collective Administration Regulations (2013 Revision). The Collective Administration Regulations clarified that the collective copyright management organization is allowed to (i) enter into license agreement with users of copyright or copyright-related rights, (ii) charge royalty from users, (iii) pay royalty to holders of copyright or copyright-related rights, and (iv) participate in court or arbitration proceedings concerning the copyright or copyright-related rights. Pursuant to the Collective Administration Regulations, performance right, filming right, broadcasting right, rental right, information network dissemination right, reproduction right and other rights stipulated by the Copyright Law which are hard to be exercised effectively by the right holders may be collectively administrated by a collective copyright administration organization. Foreigners and stateless persons may, through an overseas collective copyright management organization having a mutual representation contract with the collective copyright management organization in China, authorize the collective copyright management organization in China to manage copyright or copyright-related rights in China. The aforesaid mutual representation contract means a contract under which the collective copyright management organization in China and its overseas peers authorize each other to conduct collective copyright administration within their respective home countries or regions. In 1992, the National Copyright Administration and Chinese Musicians Association jointly established the Music Copyright Society of China.

Trademark

According to the Trademark Law of the PRC, adopted in 1982 and subsequently amended in 1993, 2001 and 2013, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the National People’s Congress adopted the Patent Law of the PRC, and which was subsequently amended in 1992, 2000 and 2008. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention and a term of ten years with respect to a utility model or design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Names

In China, the administration of PRC internet domain names are mainly regulated by the MIIT, under supervision of the China Internet Network Information Center, or CNNIC. On August 24, 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. On May 28, 2012, the CNNIC issued a circular to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the

Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which were amended on February 24, 2017 and December 29, 2018; and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Each of Guangzhou Kugou, Beijing Kuwo and Guangzhou Fanxing Entertainment Information Technology Co., Ltd. has been recognized as a HNTE. Pursuant to the PRC EIT Law, an entity qualified as software enterprise or SE is entitled to an exemption from income taxation for the first two years, counting from the year the entity makes profit, and a reduction of half EIT tax rate for the next three years. Each of Yeelion Online and Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. has been assessed as qualified as a SE.

Value-added Tax

The Provisional Regulations on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and were further amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly issued a circular to cut down the VAT rate for sale of goods from 17% to 16%. On March 20, 2019, the State Administration of Taxation and other two authorities further adjusted the tax rate for sale of goods from 16% to 13%, effective from April 1, 2019.

As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities are generally subject to VAT rates of 3%, 6% or 13% (which was 16% prior to April 1, 2019).

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

General Rules

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, promulgated by the State Council in 1996 and most recently amended in August 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account or foreign currency such as a capital increase or foreign currency loans to our PRC subsidiaries, prior approval from or registration with appropriate government authorities is required.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and were further amended on May 4, 2015 and October 10, 2018, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. SAFE Circular 13 cancels the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment, and simplifies the procedure of foreign exchange-related registration, and foreign exchange registrations of foreign direct investment and overseas direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches.

The Circular on the Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19 which was issued by SAFE on March 30, 2015 and effective from June 1, 2015, allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Offshore Investment

The Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to register with the local SAFE branch.

Pursuant to SAFE Circular 13, PRC residents or entities can register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

An amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

Employee Stock Incentive Plan

SAFE issued the Circular of SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or SAFE Circular 7 in 2012. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed companies, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercise of the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

We and our executive officers and other employees who are PRC citizens or non-PRC citizens residing in China for a consecutive period of not less than one year and have been granted awards are subject to these regulations. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

In addition, the State Administration of Taxation has issued certain notices concerning employee share options and restricted shares. Under these notices, employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries are required to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Loans by Foreign Companies to their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after such foreign debt contract has been entered into. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

The Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise was promulgated by SAIC on February 17, 1987 and effective on March 1, 1987. According to these provisions, with respect to a sino-foreign equity join venture, the registered capital shall be (i) no less than seven-tenths of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than one-half of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than two-fifths of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than one-third of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = Σ outstanding amount of RMB and foreign currency denominated cross-border financing × maturity risk conversion factor × type risk conversion factor + Σ outstanding foreign currency denominated cross-border financing × exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium-and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Regulations on Employment and Social Welfare

Employment

The Labor Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995, and were further amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employers are also prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations.

Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC promulgated by the National People’s Congress of the PRC on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. Any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hiring. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall only be paid by employers while the contributions of basic pension insurance, medical insurance and unemployment insurance shall be paid by both employers and employees.

According to the Regulation on the Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. Employer who fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Regulations on Anti-Monopoly

The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, or the Anti-Monopoly Law, which became effective on August 1, 2008, prohibits undertakings from monopolistic conducts such as:

•

Entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition. For example, agreements for fixing or altering prices of goods, limiting the output or sales volume of goods, fixing the price of goods for resale to third parties, among others, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions against such violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue in the preceding year, or a fine up to RMB500,000 if the intended monopolistic agreement has not been performed);

•

Abuse of dominant market position. For example, selling goods at unfairly high prices or purchasing goods at unfairly low prices, selling goods at prices below cost or refusing to trade with a trading party without any justifiable cause. Sanctions for such violations include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue in the preceding year); and

•

Concentration of undertakings which has or may have an effect of eliminating or restricting competition. Pursuant to the Anti-Monopoly Law and the Guiding Opinions of the Anti-monopoly Bureau of the State Administration for Market Regulation on the Declaration of Concentration of Business Operators (2018 Revision) require that the anti-monopoly agency (i.e., the State Administration for Market Regulation) shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

Pursuant to the Measures for Declaration of Concentration of Business Operators and the Measures for Examination and Approval of Concentration of Business Operators promulgated by the Ministry of Commerce in November 2009, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

Regulations on M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. While the application of the M&A Rules remains unclear, our PRC counsel, Han Kun Law Offices, has advised us that based on its understanding of current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and VIEs.

Tencent Music Entertainment Group
(Cayman Islands)
100%
Tencent Music Entertainment Hong Kong Limited
(Hong Kong)
100%
Ultimate Music Inc.
(Cayman Islands)
100%
Ultimate Music China Limited (Hong Kong)
Offshore
Onshore
100%
100%
100%
100%
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.
Tencent Music (Beijing) Co., Ltd. ("Beijing Tencent Music")
Yeelion Online Network Technology (Beijing) Co., Ltd. ("Yeelion Online")
Shenzhen Ultimate Xiangyue Culture and Technology Co., Ltd. ("Shenzhen Ultimate Xiangyue")
Xizang Qiming Music Co., Ltd. ("Xizang Qiming")(1)
Guangzhou Kugou Computer Technology Co., Ltd. ("Guangzhou Kugou")(2)
Beijing Kuwo Technology Co., Ltd. ("Beijing Kuwo")(3)
Shenzhen Ultimate Music Culture and Technology Co., Ltd. ("Shenzhen Ultimate Music")(4)
100%
Tencent Music Entertainment (Shenzhen) Co., Ltd. ("Tencent Music Shenzhen")(5)
Equity interest
Contractual arrangements see "Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders"

Notes:

(1)	Shareholders of Xizang Qiming are Ms. Min Hu, our Chief Financial Officer, and Mr. Qihu Yang, our General Counsel, each holding 50% of its equity interests.

(2)

Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (54.87%), an entity controlled by Tencent; (ii) Mr. Guomin Xie (9.99%), our Co-President and director; (iii) Mr. Zhongwei Qiu (9.99%), a nominee shareholder designated by affiliates of PAG Capital Limited, a minority shareholder of our company; (iv) Shenzhen Litong Industry Investment Fund Co., Ltd. (6.77%), an entity controlled by Tencent; (v) Mr. Zhenyu Xie (6.59%), our Co-President and director; (vi) Mr. Liang Tang (2.73%), our director and a nominee shareholder designated by certain controlling affiliates of the CICFH entities, which are minority shareholders of our company; (vii) certain individuals and entities, including Kashi Tianshan Red Sea Venture Capital Co., Ltd. (2.94%), Mr. Jianming Dong (1.48%), Ms. Huan Hu (1.18%), Ms. Yaping Gao (1.10%), Hangzhou Yong Xuan Yong Ming Capital Investment Partnership (Limited Partnership) (0.74%) and Mr. Hanjie Xu (0.55%), as nominee shareholders designated by certain minority shareholders of our company; and (viii) Guangzhou Lekong Investment Partnership (Limited Partnership) (1.08%), an employee equity incentive platform of Guangzhou Kugou, with Mr. Zhenyu Xie being its general partner. Guangzhou Kugou operates Kugou Music and Kugou Live. Mr. Guomin Xie has recently entered into a share transfer agreement to transfer all of his equity interests in Guangzhou Kugou to his spouse, Ms. Meiqi Wang. For more information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

(3)

Shareholders of Beijing Kuwo and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (61.64%), an entity controlled by Tencent; (ii) Mr. Guomin Xie (23.02%), our Co-President and director; and (iii) Mr. Lixue Shi (15.34%), our Group Vice President. Beijing Kuwo operates Kuwo Music and Kuwo Live. Mr. Guomin Xie has recently entered into a share transfer agreement to transfer all of his equity interests in Beijing Kuwo to his spouse, Ms. Meiqi Wang.

(4)

Shareholders of Shenzhen Ultimate Music and their respective shareholdings and relationship with our company are as follows: (i) Tencent Music Shenzhen (96.10%), a wholly-owned subsidiary of Guangzhou Kugou; and (ii) Mr. Xiudong Ma (1.95%) and Mr. Gang Ding (1.95%), both of whom are employees of our company.

(5)	Tencent Music Shenzhen operates QQ Music and WeSing.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Currently, substantially all of our users and business operations are located in the PRC and we do not have plans for any significant overseas expansion, as our primary focus is the PRC online music entertainment market, which we believe possesses tremendous growth potential and attractive monetization opportunities.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information of the Company—B. Business Overview—Regulation—Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version).” We are a company incorporated in the Cayman Islands. Beijing Tencent Music, Yeelion Online and Shenzhen Ultimate Xiangyue, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music and Xizang Qiming, our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo. The contractual arrangements by and among us (through our wholly-owned PRC subsidiaries) and each of Guangzhou Kugou, Shenzhen Ultimate Music and Xizang Qiming, as well as their respective shareholders, are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. In addition, the spouses of certain shareholders of Shenzhen Ultimate Music and Xizang Qiming have also signed spousal consents, the key terms of which are summarized below.

In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of our VIEs and our wholly-owned PRC subsidiaries as of the date of this annual report do not and will not contravene any PRC laws or regulations currently in effect; and
•

the contractual arrangements among our wholly-owned PRC subsidiaries, our VIEs and their respective shareholders governed by PRC laws as of the date of this annual report are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services, online cultural services, internet audio-video program services and certain other businesses and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Equity Interests Pledge Agreement

Pursuant to the equity interests pledge agreement dated July 12, 2016 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo pledged all of their equity interests in Beijing Kuwo to Yeelion Online, to guarantee Beijing Kuwo’s and its shareholders’ performance of their obligations under, where applicable, the exclusive option agreement, exclusive technical service agreement, voting trust agreement and loan agreement. If Beijing Kuwo or any of its shareholders breach their contractual obligations under these agreements, Yeelion Online will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. Without the prior written consent of Yeelion Online, the shareholders of Beijing Kuwo shall not transfer the pledged equity interests, create or permit to be created any new pledge or any other security interest on the pledged equity interests.

Exclusive Option Agreement

Pursuant to the exclusive option agreement dated July 12, 2016 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo irrevocably granted Yeelion Online or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests held by the shareholders of Beijing Kuwo at the price agreed by the parties to the extent permitted by PRC law. Without the prior written consent of Yeelion Online, the shareholders of Beijing Kuwo shall not transfer or otherwise dispose of, or create any encumbrances or third party interests upon their equity interests in Beijing Kuwo. In addition, Beijing Kuwo irrevocably granted Yeelion Online or its designated party an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Beijing Kuwo, to the extent permitted under PRC law.

Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement dated July 12, 2016 by and between Yeelion Online and Beijing Kuwo, Yeelion Online or its designated person has the sole and exclusive right to provide specified business support, technical service and consulting service to Beijing Kuwo. Beijing Kuwo agrees to accept such services and, without the prior written consent of Yeelion Online, may not accept the same or similar services provided by any third party during the term of the agreement. Beijing Kuwo agrees to pay to Yeelion Online specified service fees, which represents 90% of the annual net operating income of Beijing Kuwo together with other service fees charged for other ad hoc services provided.

Under the exclusive technical service agreements between each of Xizang Qiming and Shenzhen Ultimate Music and our applicable subsidiary, there is no specific number or percentage of service fees that our subsidiary is entitled to charge for the services provided to each such VIE. Instead, the services fee can be agreed upon by both parties by taking into account the complexity of services provided, the time consumed and seniority of staff involved and other factors.

Loan Agreement

Pursuant to the loan agreement dated July 12, 2016 by and among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi, Yeelion Online provided loans to Mr. Xie and Mr. Shi solely for the purpose of acquiring equity interests of Beijing Kuwo. Yeelion Online has the sole discretion to determine the method of repayment, including requiring Mr. Xie and Mr. Shi to transfer their equity interests in Beijing Kuwo to Yeelion Online or its designated person. There is no such loan agreement between Shenzhen Ultimate Xiangyue and the shareholders of Shenzhen Ultimate Music.

Voting Trust Agreement

Pursuant to the voting trust agreement dated July 12, 2016 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo each irrevocably granted Yeelion Online or any person designated by Yeelion Online as their attorney-in-fact to vote on their behalf on all matters of Beijing Kuwo by issuing a voting proxy.

Spousal Consents

The spouses of certain individual shareholders of our VIEs have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by his or her spouse of the above-mentioned equity interests pledge agreement, exclusive option agreement and voting proxy, as applicable, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in the applicable VIEs held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in the applicable VIEs held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

4.D.	Property, Plant and Equipment

Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing and Guangzhou, China. These facilities have an aggregate of approximately 31,468 square meters and currently accommodate our management headquarters, as well as most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN).

We lease all of the facilities that we currently occupy. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report. You should note that Tencent’s acquisition of CMC was completed on July 12, 2016. As a result, the historical results of operations of CMC before July 12, 2016 are not included in our consolidated financial statements presented in this annual report and our historical financial information for the years ended December 31, 2016, 2017 and 2018 may not be directly comparable. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry-Our historical financial information for the years ended December 31, 2016, 2017 and 2018 may not be directly comparable due to our consolidation of CMC’s financial results since July 2016, which may make it difficult for you to evaluate our business and prospects.”

5.A.	Operating Results

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors affecting China’s online music entertainment industry, which include:

•	China’s overall economic growth and level of per capita disposable income;
•	growth in consumption of music and other entertainment content;
•	entertainment habits and trends, including competition between different forms of music and non-music entertainment, and changes in mobile-based consumption of digital content;
•	government policies and initiatives affecting China’s online music entertainment industry;
•	continued music copyright protection and enforcement efforts by music industry participants in China;
•	increasing willingness of Chinese consumers to pay for quality online music entertainment content and experiences; and
•	the competitive landscape in China’s online music entertainment industry.

Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to maintain and grow our user base and further increase their engagement level

We generate revenues primarily through the sales of paid music, virtual gifts and premium memberships. Therefore, our ability to generate revenues is affected by the number of our users and the level of their engagement.

We believe mobile MAUs is the key metric to measure the scale of our user base as our services are predominately accessed via mobile devices. The following table sets forth details of our mobile MAUs for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user during any given period.

	For the Three Months Ended
	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
	(in millions)
Online music mobile MAUs	607	606	609	603	625	644	655	644
Social entertainment mobile MAUs	180	200	214	209	224	228	225	228

Our mobile MAUs have generally been increasing in the quarters presented. Our online music mobile MAUs grew from 603 million in the fourth quarter of 2017 to 644 million in the fourth quarter of 2018, and our social entertainment mobile MAUs grew from 209 million in the fourth quarter of 2017 to 228 million in the fourth quarter of 2018. Our online music mobile and live streaming services are subject to seasonal effects. The decrease in the online music mobile MAUs in the fourth quarter of 2018 from the third quarter was mainly due to higher user activity during the summer vacations.

We adopt a holistic approach to operating our online music services and social entertainment services to foster synergies between them. We leverage our strong product functions and content recommendation and technology capabilities to further enhance product integration between these two services. For example, we provide real-time recommendations of live streaming content based on what music our users are listening to on our online music apps. With our extensive music content library and comprehensive suite of services offerings, user engagement on our platform has steadily increased over time.

We upgraded our Kugou Music interface in 2018, which increased user stickiness across our online music services and social entertainment services and facilitate music discovery and personalized recommendations to benefit users and content providers in the long term. While this upgrade temporarily diluted traffic directed to Kugou Live, Kugou Music’s live streaming services, in the third quarter of 2018, traffic to Kugou Live in the fourth quarter of 2018 recovered as users spent more time on Kugou Music. See “Item 4. Information on the Company—4.B. Business Overview—Our Brands and Products.” This has led to a slight increase in our social entertainment mobile MAUs in the fourth quarter of 2018.

Our ability to continue to grow our user base and engagement is driven by various factors, including our ability to increase the breadth and attractiveness of our content offerings; deliver differentiated user experiences; encourage users to use multiple services across our platform; improve the social interaction features of our platform; and enhance our brand reputation. However, certain factors may cause the actual results to be materially different from our expectations. See “Item 3. Key Information—3.D. Risk Factors—If we fail to anticipate user preferences to provide online music entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected.”

Our ability to increase paying ratio and strengthen our monetization capability

Our results of operations depend largely on our ability to convert our vast user base into paying users.

The table below sets forth the number of paying users, paying ratio and monthly ARPPU for our online music services and social entertainment services for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user during any given period.

	For the Three Months Ended
	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
Paying users(1) (in millions)
Online music services	15.3	16.6	18.3	19.4	22.3	23.3	24.9	27.0
Social entertainment services	6.2	7.1	8.0	8.3	9.6	9.5	9.9	10.2
Paying ratio(1)
Online music services	2.5%	2.7%	3.0%	3.2%	3.6%	3.6%	3.8%	4.2%
Social entertainment services	3.5%	3.5%	3.7%	4.0%	4.3%	4.2%	4.4%	4.5%
Monthly ARPPU(1) (RMB)
Online music services(2)	9.5	8.7	8.5	8.7	8.4	8.7	8.5	8.6
Social entertainment services(3)	74.5	81.6	90.8	101.9	99.5	111.8	118.5	126.7

Notes:

(1)	For the definitions, see “Introduction.”
(2)

The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the quarters indicated were RMB437 million, RMB432 million, RMB467 million, RMB505 million, RMB565 million, RMB605 million, RMB635 million and RMB695 million, respectively.

(3)	The revenues used to calculate the monthly ARPPU of social entertainment services include revenues from social entertainment and others.

Our number of paying users and paying ratios generally increased in the quarters presented except for slight seasonal fluctuations. For example, the number of paying users and paying ratios for our social entertainment services declined slightly in the second quarter of 2018 primarily due to the seasonal effect associated with the winter and Chinese New Year holidays in the first quarter when our users tended to be more active on our social entertainment platforms. In addition, the annual awards ceremonies held by WeSing and Kugou Live in January 2018 also contributed to the improved user engagement during the first quarter of 2018. The numbers of our paying users and paying ratios of both of online music services and social entertainment services increased between the second quarter and the third quarter of 2018, which was primarily due to certain new features, functions, user privileges and promotions that have been well received by our users. See “Item 4. Information on the Company—4.B. Business Overview—Our Brands and Products” for more information. Historically, the monthly ARPPU of our online music services has fluctuated from quarter to quarter, which was primarily due to changes in the mix of basic subscription packages and premium memberships. In the third quarter of 2018, we began to offer more attractively priced packages to draw users to subscribe for automatic renewals of our premium membership. Despite the resulting short-term decline in monthly ARPPU of our online music services between the second quarter and the third quarter of 2018, we expect these promotions to increase paying user retention, conversion for premium memberships and the ARPPU of our online music services in the long term. The monthly ARPPU of our social entertainment services has generally been increasing for the quarters presented as a result of our users becoming increasingly engaged with our live streaming and online karaoke services. This monthly ARPPU declined, however, between the fourth quarter of 2016 and the first quarter of 2017, primarily due to the substantially increased popularity during this period of our online karaoke services whose users generally have a lower monthly ARPPU than users of live streaming services.

Historically, while the number of mobile MAUs, paying users and paying ratio have generally been increasing for both of our online music services and social entertainment services, the smaller number of mobile MAUs and paying users for our social entertainment services have generated the majority of our revenues for two reasons. First, users in China historically had a relatively lower willingness to pay for music as compared with more developed markets, and therefore we, in the past, have mainly focused on providing attractive music content and functionalities for our online music services, with a view towards cultivating users’ habits and willingness to pay in the long term. Second, as compared with online music services where users typically only pay once a month for a subscription package, our social entertainment services provide more opportunities for user interactions and thus more paid consumption scenarios that allow users to pay without any limit (e.g., through purchasing and sending virtual gifts). Nevertheless, we believe that the integration between the online music services and the social entertainment services allows us to further drive user engagement and paying user conversion for both services in the future.

Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models into the overall user experience on our platform. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. We expect the number of our paying users to continue to grow.

Our ability to continue to deliver diverse, attractive and relevant content offerings

We believe that users are attracted to our platform and choose to pay for our services primarily because of the diverse and attractive content we offer. Accordingly, we have focused our content strategies on offering a wide range of content catering to users’ tastes and preferences, as well as improving our platform, including our curation and recommendation capabilities.

We currently have the largest library of music content in China across a wide range of content formats, including songs, karaoke songs, live streaming of music performances, recorded video, as well as reviews and articles. Our continued success largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the entertainment industry. We seek to identify trend-setting and potentially viral content, which in turn allows us to offer more comprehensive content.

We plan to continue to enrich our content portfolio. For example, in order to further diversify our content offerings and to capture potential opportunities in niche music markets, we intend to obtain more long-tail content, particularly those that belong to niche genres. Compared to tracks licensed from music labels, long-tail content can typically be sourced at lower costs, thereby providing us with cost-effective ways to diversify our content library.

Our ability to enhance returns on our spending on content

Our ability to enhance returns on our spending on content depends on our ability to identify new content and effectively monetize our content while maintaining our commitment to copyright protection.

Our service costs mainly include content-related cost, which mainly comprise: (i) royalties paid to music labels and other content partners for music content used to support both our online music services and social entertainment services; and (ii) revenues shared with live streaming performers and their agencies which are primarily associated with our social entertainment services. Service costs have historically accounted for the majority of our cost of revenues as we have made substantial investments in building and enriching our portfolio of licensed content and attracting performers to perform on our platform.

Our results of operations and our ability to sustain profitability may also be affected by our obligations to make payments for minimum guarantee and revenue-sharing incentive royalties to the licensors under our license agreements. See “Item 4. Information on the Company—4.B. Business Overview—Content Sourcing Arrangements” for more information about the pricing structure of our licensed content. Historically we have been primarily paying minimum guarantees to our licensors. We expect our minimum guarantee and revenue-sharing incentive royalties to increase in absolute amounts in the near term as we continue to scale up our operations.

We are committed to protecting music copyright, and our leading role in China’s music copyright protection efforts has made us a partner of choice for major domestic and international music labels and other content partners, as well as many live streaming performers and their agencies. This has helped us maintain long-term collaborative relationships with our content partners, which, in turn, enables us to source content on favorable terms.

Our cost of revenues is expected to increase in absolute amounts in the near future as we continue to expand our content offerings to cater to the evolving customer needs. We believe, however, that our collaborative relationships with content partners and our diversified monetization models enable us to maintain and enhance returns on content spending without compromising our commitment to copyright protection.

The Impact of the Acquisition of CMC

On July 12, 2016, Tencent acquired CMC, a major online music entertainment platform in China, through a series of transactions pursuant to which Tencent obtained a controlling interest in CMC and CMC’s operations were merged with Tencent’s QQ Music and WeSing businesses. We have consolidated the financial results of CMC into ours since July 12, 2016 upon the completion of the acquisition. See “Item 4. Information on the Company—4.A. History and Development of the Company” for more information.

For the period from January 1, 2016 to July 12, 2016, CMC’s total revenues and net loss was RMB1,923 million (US$280 million) and RMB152 million (US$22 million), respectively. Prior to the acquisition, CMC operated a leading online music entertainment platform with a large user base and content library. For the three months ended June 30, 2016, mobile MAUs of CMC’s online music services and live streaming services were approximately 343 million and 23 million, respectively, and the number of CMC’s paying users for its online music services and live streaming services were approximately 1.4 million and 0.4 million, respectively. As of March 31, 2016, CMC’s content library included approximately 3.8 million tracks. Therefore, we believe that CMC has contributed materially to our business.

The consolidation of CMC’s businesses enlarged our user base and music content library, which we believe contributed to the substantial growth in our total revenues from 2016 to 2017. After Tencent’s acquisition of CMC in July 2016, our business and the business that was previously operated by CMC both grew substantially as a result of our combined content library and sharing of operational know-how. Post-acquisition, we: (i) operated our business on a combined basis with CMC’s business substantially integrated into our business; (ii) shared many costs and expenses, and (iii) ceased to maintain consolidated financial statements of CMC’s business on a standalone basis.

While the consolidation of CMC has also contributed to the increase in our cost of revenues and operating expenses on an absolute basis, our operating margin has enjoyed favorable trends since the acquisition. Our operating expenses as a percentage of our total revenues decreased from 26.3% in 2016 to 22.2% in 2017, partly due to successful integration and economies of scale achieved through the acquisition.

After the acquisition, we have been operating CMC’s business as an integral part of the TME platform. Apart from the integration, the major factors that affected the historical performance of surviving CMC operations remain substantially identical to those that affect the performance of our combined platform, such as growth in user base and the number of paying users, as well as content costs. For a more detailed discussion about such factors and CMC’s impact on our historical results, see “—Specific Factors Affecting Our Results of Operations.” We expect that the integration with CMC will allow us to continue to drive the growth of the combined platform in the future. For example, the improved quality and quantity of our music content library are expected to continue to drive user base growth and paying user conversion for our combined online music business, which in turn could potentially bring more users to our social entertainment services. In terms of cost of revenues and operating expenses, we expect to continue to invest in content, sales and marketing and product development to drive the growth of our combined platform. As our integrated platform continues to grow and capitalize on the synergies with CMC, we expect our operating efficiency to continue to improve.

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	2,144	49.2	3,149	28.7	5,536	805	29.2
Social entertainment services and others	2,217	50.8	7,832	71.3	13,449	1,956	70.8
Total revenues	4,361	100.0	10,981	100.0	18,985	2,761	100.0

Online music services. We generate revenues from our online music services primarily from subscriptions, namely from paid music through sale of subscription packages for a fixed monthly fee. In 2016, 2017 and 2018, revenue from subscriptions was RMB1,279 million, RMB1,841 million and RMB2,499 million (US$363 million), respectively. In addition, we also generate revenues from: (i) selling digital music singles and albums to users on our platform; (ii) sublicensing music content licensed from content providers to other online music platforms and other third parties; (iii) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content; and (iv) providing various other music-related services, such as providing music solutions to smart device and automobile manufacturers.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke, sales of music-related merchandise and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts. Generally, a portion of the revenues is shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a small portion of the revenues from selling premium memberships to our users.

In addition, we also generate a small portion of revenues through the sales of music-related merchandise, including headsets, smart speakers and other hardware products. See “Item 4. Information on the Company—4.B. Business Overview—Other Music Services.”

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	2,481	79.3	6,142	85.6	10,323	1,501	88.2
Other cost of revenues	648	20.7	1,029	14.4	1,385	201	11.8
Total cost of revenues	3,129	100.0	7,171	100.0	11,708	1,703	100.0

Our cost of revenues primarily includes service costs, which mainly comprise (i) content costs, which primarily consist of royalties paid to music labels and other content partners and our in-house production costs. Such costs are used to support both our online music services and social entertainment services; (ii) fees paid to content creators pursuant to revenue sharing arrangements associated with our online social entertainment services, including live streaming performers, their agencies and other users who perform on our platform; and (iii) content delivery costs relating primarily to server, cloud services and bandwidth costs paid to telecommunications carriers and other related service providers which are used to support both our online music services and social entertainment services.

Other cost of revenues also includes employee benefits expenses, advertising agency fees and others. Employee benefit expenses consist primarily of the salaries and other benefits paid to our employees supporting the operations of our platform. Advertising agency fees consist primarily of commissions paid to advertising agencies. Others mainly include fees paid to online payment gateways and costs associated with sales of music-related merchandise.

Our music content is critical to expanding our product offerings, attracting users and driving monetization for our online music services over time. Music content also drives the growth of our social entertainment services. For example, users may engage in online karaoke singing of a track that they discover through listening to music via our online music services. As such, we believe music content helps drive user engagement and monetization opportunities for our social entertainment services.

Based on these factors, we expect that our cost of revenues including, in particular, our service costs, will increase in absolute amount in the foreseeable future as we continue to acquire and offer attractive content to grow our user base and enhance engagement and returns from our content.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	365	31.8	913	37.5	1,714	249	43.2
General and administrative expenses(1)	783	68.2	1,521	62.5	2,258	328	56.8
Total operating expenses	1,148	100.0	2,434	100.0	3,972	578	100.0

Note:

(1)	Includes R&D expenses of RMB449 million, RMB797 million and RMB937 million (US$136 million) in 2016, 2017 and 2018, respectively.

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) branding and user acquisition costs; (ii) salaries and other benefits paid to our sales and marketing personnel; and (iii) amortization of intangible assets resulting from Tencent’s acquisition of CMC in 2016 and our acquisition of Ultimate Music in 2017. We expect our selling and marketing expenses to increase in absolute amount in the foreseeable future, as we engage in more activities to promote our brand, attract new users, convert existing users to paying users, and further increase user spending on our platform.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; (ii) salaries and other benefits paid to our general and administrative personnel; (iii) fees and expenses associated with the legal, accounting and other professional services; and (iv) amortization of intangible assets resulting from Tencent’s acquisition of CMC in 2016. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future as we continue to introduce new products and services, improve our platform and technology to stay abreast of technological developments and innovations, expand our monetization channels, as well as to increase legal fees associated with copyright protection.

Other (losses)/gains, net

Our other (losses)/gains primarily include government grants and net foreign exchange gains/(losses). Our gains in 2017 include a deemed gain on our step-up acquisition of Ultimate Music in 2017. We recorded other losses of RMB13 million in 2016, other gains of RMB124 million in 2017 and other losses of RMB29 million (US$4 million) in 2018.

Share-based payments in respect of issuance of ordinary shares to music label partners

Share-based payments in respect of issuance of ordinary shares to music label partners represents the excess of the fair value of the ordinary shares we issued to Warner and Sony in October 2018 over the aggregate consideration received by us. See “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Share Issuances” for more information about such share issuances.

Taxation

We had income tax expenses of RMB29 million, RMB278 million and RMB171 million (US$25 million) in 2016, 2017 and 2018, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong, including Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2016, 2017 or 2018.

PRC

Our subsidiaries and consolidated VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the PRC, or the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Guangzhou Kugou and Beijing Kuwo obtained High and New Technology Enterprise, or HNTE, status to enjoy a preferential tax rate of 15% from 2016 to 2018, while Guangzhou Fanxing Entertainment Information Technology Co., Ltd. obtained HNTE status to enjoy a preferential tax rate of 15% from 2017 to 2019, to the extent they have taxable income under the PRC EIT Law, as long as they re-apply for HNTE status every three years and meet the HNTE criteria during this three-year period. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, (i) the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) they will need to re-apply for HNTE status in 2019 or 2020.

A Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential enterprise income tax rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential rate but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status. Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. was established in Qianhai, Bonded Zone of Shenzhen in 2017, and was subject to an applicable tax rate of 15% as it met the requirements set out by the local authorities. In 2018, Yeelion Online and Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. performed a self-assessment and filed required supporting documents for Software Enterprise status to qualify the first year of income tax exemption in 2017.

We are subject to VAT at a rate of 3%, 6%, or 13% (which was 16% prior to April 1, 2019) on the services or goods we provide. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Tencent Music Entertainment Hong Kong Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Tencent Music Entertainment Hong Kong Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China-We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below.

Consolidation of VIEs

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide internet-based business, which include activities and services provided by us. We operate our business operations in the PRC through a series of contractual arrangements entered into among the company, our wholly-owned subsidiaries, VIEs that are legally owned by our authorized individuals (collectively, “Contractual Arrangements”). Under the Contractual Arrangements, we have power to control the management, as well as financial and operating policies of the VIEs, have the rights or exposure to variable returns from the VIEs, and have ability to use our power over the VIEs to affect the amount of our return. As a result, all these VIEs are accounted for as controlled structured entities of the company and their financial statements have also been consolidated in our consolidated financial statements.

Revenue recognition

Revenue from online music services

Our music service revenues primarily include revenues from paid subscriptions, sales of digital music singles and albums, content sublicensing and online advertising.

We provide to our users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and unlimited “ad-free” streaming of our full music content offerings with certain privilege features on our music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. We satisfy our various performance obligations by providing services throughout the subscription period and revenue is recognized accordingly.

We also provide our users with services that allow them to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through our platform. Such music singles and albums will be made available to all users to access after the initial launch period. We consider that we provide the early access to the newly launched singles and albums within our platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied over time.

The above services can be paid directly through online payment channels or through various third party platforms. We record revenue on a gross basis according to the criteria stated in “principal agent consideration” below and recognize service fees levied by online payment channels or third party platforms (“Channel Fees”) as the cost of revenues in the same period as the related revenue is recognized.

We sublicense certain of our music content to other music platforms for a fixed period of time, typically one year, that falls within the original license period. We are obliged to replicate the licensed content library for any subsequent changes in the contents, including any new content or removal of existing content, updated by the content partners any time during the sublicense period. As a result, we determine sublicense of content as a single performance obligation. Revenues from sublicensing the content is recognized over the sublicense period. We only recognize revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. We do not adjust the promised amount of consideration for the effects of any significant financing component as the sublicense period is typically one year.

Advertising revenue is primarily generated through display ads on our platforms. Advertising contracts are signed to establish the fixed price and advertising services to be provided based on cost per display (“CPD”) or cost per mille (“CPM”) arrangements. When the collectability is reasonably assured, advertising revenues from the CPD arrangements are recognized ratably over the contract period of display based on a time-based measure of progress as the performance obligation is expended evenly over the period, while revenue from the CPM arrangements are recognized based on the number of times that the advertisement has been displayed. We allocate revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.

We also enter into contracts with advertising agencies both third-party and controlled by Tencent, which represent us in negotiation and contracting with advertisers. We share with these advertising agencies a portion of the revenues we derive from our advertisers. Revenues are recognized on a gross or net basis based on assessment according to the criteria stated in “Principal agent consideration” below. If revenues for advertising through these advertising agencies are recorded at the gross amount, the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenues for advertising through these advertising agencies are recorded at the net amount, cash incentives, in the form of commissions to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on expected performance.

Revenue from social entertainment services and others

We offer virtual gifts to users for free or sell virtual gifts to users on our online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by us. The utilization of each virtual gift sold to users is considered as the performance obligation and we allocate revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable virtual gifts are consumed upon purchase and use while time-based virtual gifts can be used for a fixed period. We do not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period of time for time-based items. The revenue for the sale of consumable virtual gifts on the online streaming platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally do not exceed one year. We do not have further obligations to the user after the virtual gifts are consumed. We recognize the revenue for sale of durable virtual gifts on the online karaoke platform over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service period derived from past experiences, given there is an implicit obligation of us to maintain the virtual gifts operated on our platform.

We may share with performers a portion of the revenues derived from the sale of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sale of virtual gifts are recorded at the gross amount while the portion remitted to performers is recorded as cost of revenues as we consider ourselves as the primary obligor in the sale of virtual gifts with the latitude in establishing prices, and the rights to determine the specifications or change the virtual gifts.

In addition to virtual item sales, we also generate revenue from online karaoke and live streaming services by selling premium memberships that provide paying users with certain privileges. The fees for these packages are time-based ranging from one month to twelve months and are collected up-front from subscribers. The receipt of subscription fee is initially recorded as deferred revenue. We satisfy our performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

Principal agent consideration

We report the revenue on a gross or net basis depending on whether we are acting as a principal or an agent in a transaction. The determination of whether to report our revenues on a gross or net basis is based on an evaluation of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) change the product or perform part of the service; and (iv) have involvement in the determination of product and service specifications.

We do not disclose the information about the remaining performance obligations as our performance obligations have an expected duration of one year or less.

Contract liabilities and contract costs

A contract liability is the Group’s obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. Contract costs include incremental costs of obtaining a contract and costs to fulfill a contract.

Business combination

In business combinations apart from those under common control, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets.

Income taxes

We are subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

Share-based Compensation Expense and Valuation of Our Ordinary Shares

Share-based compensation relating to TME Incentive Plans

We maintain three share-based compensation plans, namely, the 2014 Share Incentive Plan

(the “2014 Share Incentive Plan”) that was adopted in 2014 and the 2017 Option Plan and 2017 Restricted Share Scheme that were adopted in 2017 (together with the 2014 Share Incentive Plan, the “TME Incentive Plans”). The share-based equity awards granted under the TME Incentive Plans are measured at fair value and recognized as an expense, net of estimated forfeitures, over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

2014 Share Incentive Plan

The 2014 Share Incentive Plan was approved by the then board of directors of our company in October 2014 prior to Tencent’s acquisition of CMC. As of the date of this annual report, according to the 2014 Share Incentive Plan, 101,785,456 ordinary shares have been reserved to be issued to qualified employees, directors, non-employee directors and consultants as determined by the board of directors of our company. The options granted pursuant to the 2014 Share Incentive Plan will be exercisable only if the option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

The fair values of the equity awards granted pursuant to the 2014 Share Incentive Plan were valued using the binomial model. Assumptions used in such determination of fair value are presented below.

	As of December 31,
	2016	2017
Risk free interest rate	1.5%	1.5%
Expected dividend yield	0%	0%
Expected volatility range	64%-65%	64%-65%
Exercise multiples	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years

The binomial model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on our expected dividend policy over the expected life of the options. We make estimates of the volatility of our common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date. The exercise multiples were estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees.

The following table sets forth the fair value of the options granted pursuant to the 2014 Share Incentive Plan estimated at the dates of grants indicated below. The estimated fair value of the ordinary shares granted prior to our initial public offering in December 2018 was determined with the assistance from an independent valuation firm.

Date of Grant	Number of Options Granted(1)	Exercise Price(1)	Fair Value of Options(1)	Fair Value of Ordinary Shares for Financial Reporting Purposes(1)
March 1, 2015	7,482,654	US$0.35	US$1.93	US$2.27*
March 1, 2015	12,361,040	US$0.2664	US$1.98	US$2.27*
March 1, 2015	27,666,140	US$0.2664	US$1.99	US$2.27*
March 1, 2015	2,862,650	US$0.2664	US$1.3	US$1.56**
March 1, 2015	272,110	US$0.2664	US$2.00	US$2.27*
March 1, 2015	13,532,090	US$0.000076	US$2.27	US$2.27*
March 1, 2015	2,555,800	US$0.000076	US$1.56	US$1.56**
March 30, 2015	4,212,080	US$0.2664	US$2.00	US$2.27*
July 1, 2015	3,600,000	US$0.2664	US$1.99	US$2.27*
July 1, 2015	217,690	US$0.2664	US$2.00	US$2.27*
October 1, 2015	1,019,140	US$0.2664	US$2.00	US$2.27*
December 31, 2015	3,753,220	US$0.2664	US$2.01	US$2.27*
December 31, 2015	375,840	US$0.000076	US$2.27	US$2.27*
March 1, 2016	163,270	US$0.2664	US$1.98	US$2.27*
March 1, 2016	70,310	US$0.2664	US$1.99	US$2.27*
March 1, 2016	751,770	US$0.2664	US$2.00	US$2.27*
March 1, 2016	500,000	US$0.2664	US$2.01	US$2.27*
March 31, 2016	315,640	US$0.2664	US$2.01	US$2.27*
March 31, 2016	108,850	US$0.2664	US$1.99	US$2.27*
June 1, 2016	7,098,340	US$0.2664	US$1.99	US$2.27*
June 1, 2016	800,000	US$0.000076	US$2.27	US$2.27*
June 30, 2016	653,070	US$0.000076	US$2.27	US$2.27*
June 30, 2016	13,530,540	US$0.2664	US$2.10	US$2.27*

Notes:

*

Represents the fair value of our company’s ordinary shares as of July 12, 2016, as the options were remeasured at the fair value as of the date of completion of Tencent’s acquisition of CMC on July 12, 2016.

**

Represents the fair value of CMC’s ordinary shares initially measured as of March 1, 2015, the date of grant; such options were not remeasured as they had been fully vested prior to the completion of Tencent’s acquisition of CMC.

(1)

In December 2017, we distributed a share dividend to certain of our shareholders. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.” In May 2018, to offset the dilution effect resulting from such share dividend, we made certain adjustments to the number of awards outstanding, the applicable exercise price and the number of shares available for issuance for future awards under our share incentive plans (the “2018 ESOP Adjustments”). The numbers of options granted and the exercise prices presented in this table have been adjusted to reflect the effect of the 2018 ESOP Adjustments. Since the 2018 ESOP Adjustments were made pursuant to the anti-dilution clause under the 2014 Share Incentive Plan, the increase in the number of options granted resulting from the 2018 ESOP Adjustments was not treated as new grants of awards and accordingly, the grant-date fair value of options and grant-date fair value of underlying ordinary shares for reporting purposes presented in this table were not adjusted. The number of ordinary shares available for issuance for future awards under the 2014 Share Incentive Plan immediately before and after the 2018 ESOP Adjustments were 57,442,193 and 62,522,802 ordinary shares, respectively. For the impact of the 2018 ESOP Adjustments on the number of outstanding awards granted pursuant to the 2014 Share Incentive Plan, see Note 21 to the consolidated financial information for the year ended December 31, 2018 included elsewhere in this annual report.

Subsequent to our initial public offering in December 2018, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation in connection with the equity awards granted pursuant to the 2014 Share Incentive Plan.

2017 Option Plan and 2017 Restricted Share Scheme

Binomial model is used to measure the fair value of equity awards granted pursuant to the 2017 Option Plan and 2017 Restricted Share Scheme. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

Assumptions used in such determination of fair value are presented below.

	As of December 31,
	2016	2017	2018
Risk free interest rate	1.6%	2.1%-2.5%	2.97%-3.21%
Expected dividend yield	0%	0%	0%
Expected volatility range	55%	55%-60%	50%-60%
Exercise multiples	2.8	2.2-2.8	2.8
Contractual life	10 years	10 years	10 years

The following table sets forth the fair value of the options granted pursuant to the 2017 Option Plan estimated at the dates of grants indicated below. The estimated fair value of the ordinary shares granted prior to our initial public offering in December 2018 was determined with the assistance from an independent valuation firm.

Date of Grant	Number of Options Granted(1)	Exercise Price(1)	Fair Value of Options(1)	Fair Value of Ordinary Shares For Financial Reporting Purposes(1)
October 1, 2016	2,687,126	US$2.3244	US$0.99	US$2.14
October 1, 2016	10,411,804	US$2.3244	US$1.04	US$2.14
August 31, 2017	8,767,590	US$0.2644	US$3.39	US$3.66
December 20, 2017	7,902,280	US$2.3244	US$2.78	US$4.04
April 16, 2018	1,300,000	US$4.0363	US$2.49	US$4.04
September 3, 2018	460,724	US$2.6909	— (2)	US$6.52
October 17, 2018	2,319,000	US$7.1411	US$3.36	US$6.55
October 17, 2018	3,697,500	US$7.1411	US$3.49	US$6.55

The following table sets forth the fair value of the restricted shares granted pursuant to the 2017 Restricted Share Scheme estimated at the dates of grants indicated below. The estimated fair value of the ordinary shares granted prior to our initial public offering in December 2018 was determined with the assistance from an independent valuation firm.

Date of Grant	Number of Restricted Shares Granted(1)	Fair Value of Restricted Shares(1)	Fair Value of Ordinary Shares For Financial Reporting Purposes(1)
October 1, 2016	7,806,700	US$2.14	US$2.14
February 1, 2017	440,970	US$2.14	US$2.14
July 17, 2017	473,400	US$3.66	US$3.66
August 15, 2017	42,150	US$3.66	US$3.66
October 16, 2017	387,200	US$3.66	US$3.66
January 15, 2018	303,590	US$4.04	US$4.04
February 9, 2018	50,000	US$4.04	US$4.04
April 16, 2018	521,460	US$4.04	US$4.04
July 16, 2018	638,530	US$6.52	US$6.52
August 15, 2018	304,570	US$6.52	US$6.52
August 30, 2018	2,870,170	US$6.52	US$6.52
September 17, 2018	140,660	US$6.52	US$6.52
October 15, 2018	367,230	US$6.55	US$6.55
November 15, 2018	38,110	US$7.00	US$7.00
December 10, 2018	100,690	US$6.50	US$6.50

Notes:

(1)

For the options and restricted shares that were granted prior to January 1, 2018, the numbers of options granted and restricted shares granted and the exercise prices presented in these tables have been adjusted to reflect the effect of the 2018 ESOP Adjustments. For more information about the 2018 ESOP Adjustments, see “—2014 Share Incentive Plan.” Since the 2018 ESOP Adjustments were made pursuant to the anti-dilution clauses under the 2017 Option Plan and the 2017 Restricted Share Scheme, the increases in the number of options granted and restricted shares granted resulting from the 2018 ESOP Adjustments was not treated as new grants of awards and accordingly, the grant-date fair value of options and restricted shares and grant-date fair value of underlying ordinary shares for reporting purposes presented in these tables were not adjusted to reflect the effect of the 2018 ESOP Adjustments. The number of ordinary shares available for issuance for future awards under the 2017 Option Plan immediately before and after the 2018 ESOP Adjustments were 34,826,662 and 37,906,988 ordinary shares, respectively. The number of restricted shares available for issuance for future awards under the 2017 Restricted Share Scheme immediately before and after the 2018 ESOP Adjustments were 40,157,263 and 43,709,066 restricted shares, respectively. For the impact of the 2018 ESOP Adjustments on the number of outstanding awards granted pursuant to the 2017 Option Plan and the 2017 Restricted Share Scheme, see Note 21 to the consolidated financial information for the year ended December 31, 2018 included elsewhere in this annual report.

(2)

The fair value of options granted on September 3, 2018 is not available because no valuation was performed for these options since, as agreed between our company and the individuals as the optionees, these options were granted solely for the purpose of satisfying our company’s contractual obligation to issue options to these individuals and such options were forfeited immediately after the grant.

Subsequent to our initial public offering in December 2018, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation in connection with the equity awards granted pursuant to the 2017 Option Plan and the 2017 Restricted Share Scheme.

Fair value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

For purposes of recording share-based compensation in connection with the equity awards granted prior to our initial public offering in December 2018, we, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the ordinary shares of our company. For the award grant dates where there were equity financing transactions with independent third parties within half year after transaction, we adopted market approach by referring to the transaction prices as the fair value indication of our ordinary share prices. For the award grant dates where there were no equity financing transactions within half year, we applied an income approach, specifically a discounted cash flow, or DCF, analysis based on our projected cash flows using management’s best estimates as of the valuation date. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective.

The major assumptions used in calculating the fair value of our ordinary shares using income approach include:

•

Discount Rates. The discount rates listed out in the table below were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•

Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach as of August 31, 2017 and July 12, 2018, seven and eleven publicly traded companies were respectively selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the digital entertainment industry and (ii) their shares are publicly traded in the renowned stock markets, namely United States, Hong Kong and Korea.

•

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm prior to our initial public offering in December 2018.

Date	Fair Value per Ordinary share (US$)	Valuation Approach	DLOM	Discount Rate	Type of Valuation
July 12, 2016	2.27	Market Approach—weighted average of transaction price and implied fair value of noncontrolling interest	N/A	N/A	Contemporaneous
October 1, 2016	2.27	Market Approach— weighted average of transaction price and implied fair value of noncontrolling interest	N/A	N/A	Contemporaneous
July 31, 2017	3.66	Income Approach—DCF	20%	14%	Retrospective using contemporaneously prepared cash flow projections
December 20, 2017	4.04	Market Approach based on transaction price which was on a noncontrolling basis	N/A	N/A	Contemporaneous
April 16, 2018	4.04	Market Approach based on transaction price which was on a noncontrolling basis	N/A	N/A	Contemporaneous
July 12, 2018	6.52	Income Approach—DCF	5%	12%	Contemporaneous
October 3, 2018	6.55	Income Approach—DCF	5%	11.75%	Contemporaneous
November 15, 2018	7.00	Mid-point of estimated IPO price range	N/A	N/A	Contemporaneous

Subsequent to our initial public offering in December 2018, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares.

Share-based compensation relating to Tencent Incentive Plans

Prior to July 2016, certain of the employees associated with Tencent’s online music business in the PRC were granted equity awards pursuant to certain share-based compensation plans of Tencent (collectively, the “Tencent Incentive Plans”). In July 2016, after Tencent acquired the control of CMC, Tencent’s online music business in the PRC, together with the associated employees, was transferred to us and, accordingly, the share-based compensation expense arising from such grants was allocated to us and recognized as share-based compensation expense in our consolidated financial statements. Equity awards granted to our employees pursuant to the Tencent Incentive Plans are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to “contribution from shareholder” under equity.

For share options granted to our employees under the Tencent Incentive Plans, the total amount to be expensed is determined by reference to the fair value of the share options granted by using the binomial model.

Assumptions used in such determination of fair value are presented below.

	As of December 31,
	2016	2017
Risk free interest rate	0.69%	1.39%
Expected dividend yield	0.32%	0.33%
Expected volatility range	35%	30%
Exercise multiples	2.5	7
Contractual life	7 years	7 years

The determination of the fair value of share options is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends. These assumptions involve inherent uncertainty. Had different assumptions and estimates been used, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

The fair value of the awarded shares granted to our employees under the Tencent Incentive Plans was calculated based on the market price of the Tencent’s shares at the respective grant date. The expected dividends during the vesting period have been taken into account when assessing the fair value of these awarded shares. The weighted average fair value of awarded shares granted to our employees under the Tencent Incentive Plans during the years ended December 31, 2016, 2017 and 2018 was HK$172.56 per share (equivalent to approximately RMB151.20 per share), HK$271.6 per share (equivalent to approximately RMB237.98 per share) and HK$271.6 per share (equivalent to approximately RMB237.98 per share), respectively.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented. Tencent’s acquisition of the control of CMC was completed on July 12, 2016. For a description of this transaction, see “Item 4. Information on the Company—4.A. History and Development of the Company” As a result, we have consolidated the results of operations of CMC since July 12, 2016.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	2,144	49.2	3,149	28.7	5,536	805	29.2
Social entertainment services and others	2,217	50.8	7,832	71.3	13,449	1,956	70.8
Total revenues	4,361	100.0	10,981	100.0	18,985	2,761	100.0
Cost of revenues(1)	(3,129)	(71.7)	(7,171)	(65.3)	(11,708)	(1,703)	(61.7)
Gross profit	1,232	28.3	3,810	34.7	7,277	1,058	38.3
Operating expenses
Selling and marketing expenses(1)	(365)	(8.3)	(913)	(8.3)	(1,714)	(249)	(9.0)
General and administrative expenses(1)	(783)	(18.0)	(1,521)	(13.9)	(2,258)	(328)	(11.9)
Total operating expenses	(1,148)	(26.3)	(2,434)	(22.2)	(3,972)	(578)	(20.9)
Interest income	32	0.7	93	0.9	282	41	1.5
Share-based payments in respect of issuance of ordinary shares to music label partners	—	—	—	—	(1,519)	(221)	(8.0)
Other (losses)/gains, net	(13)	(0.3)	124	1.1	(29)	(4)	(0.2)
Operating profit	103	2.4	1,593	14.5	2,039	297	10.7
Share of net profit/(loss) of investments accounted for using equity method	11	0.2	4	—	(1)	—	—
Financial cost	—	—	—	—	(35)	(5)	(0.2)
Profit before income tax	114	2.6	1,597	14.5	2,003	291	10.5
Income tax expenses	(29)	(0.7)	(278)	(2.5)	(171)	(25)	(0.9)
Profit for the year	85	1.9	1,319	12.0	1,832	266	9.6

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	10	27	22	3
Selling and marketing expenses	6	12	13	2
General and administrative expenses	154	345	452	66
Total	170	384	487	71

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 72.9% from RMB10,981 million in 2017 to RMB18,985 million (US$2,761 million) in 2018.

Online music services

Our revenues generated from online music services increased by 75.8% from RMB3,149 million in 2017 to RMB5,536 million (US$805 million) in 2018, mainly driven by increased revenues from (i) user subscriptions; (ii) sublicensing music content to third-party platforms; and (iii) sales of digital music singles and albums to users.

The increased revenues from sales of digital singles and albums and from user subscriptions were primarily driven by the continuous growth of the user base of our online music services and their increased paying ratio. Revenue from paid music through the sales of subscription packages was RMB2.50 billion (US$364 million), up from RMB1.84 billion in 2017. The increase in our sublicensing revenues was primarily due to the increased number of sublicensing arrangements we entered into with other online music platforms in China. From the fourth quarter of 2017 to the fourth quarter of 2018, the mobile MAUs of our online music services grew from approximately 603 million to 644 million, and the number of paying users of our online music services grew from approximately 19.4 million to 27.0 million. During the same period, the paying ratio for our online music services grew from 3.2% to 4.2%. Such growth was primarily driven by the enhanced quantity and quality of our paid music content offerings.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased by 71.7% from RMB7,832 million in 2017 to RMB13,449 million (US$1,956 million) in 2018, mainly driven by increased revenues generated from our live streaming services and online karaoke services.

The increase in the revenues generated from online karaoke and live streaming services was mainly due to (i) increased average revenue per paying user, which was attributable to the introduction of additional functions, such as virtual karaoke rooms and premium memberships on WeSing, that began to gain momentum in the second half of 2017; (ii) increased paying ratio, driven by the enhanced willingness of our users to purchase virtual gifts, primarily due to increase in the activity of performers and the enhanced quality of the live streaming content offered on our social entertainment platform; and (iii) growth of our user base, which was driven by our efforts to deliver an integrated music entertainment experience to effectively attract users of our online music services to use our online karaoke and live streaming services. Our paying user base and user spending continued to grow in 2018 as compared to 2017.

From the fourth quarter of 2017 to the fourth quarter of 2018, the mobile MAUs of our social entertainment services grew from approximately 209 million to 228 million, and the number of paying users of our social entertainment services grew from approximately 8.3 million to 10.2 million. During the same period, the paying ratio for our social entertainment services increased from 4.0% to 4.5%.

Cost of revenues

Our cost of revenues increased by 63.3% from RMB7,171 million in 2017 to RMB11,708 million (US$1,703 million) in 2018, primarily driven by increases in service costs by 68.1% from RMB6,142 million in 2017 to RMB10,323 million (US$1,501 million) in 2018. The increase in service costs was primarily due to the increase in content fees and revenue sharing fees. The increase in content fees was mainly attributable to increased market price of music content and increased amount of music content licensed from music labels and other content partners. We also increased our in-house productions in 2018. The increase in revenue sharing fees reflected the increased sales of virtual gifts driven by the growth in our online karaoke and live streaming services.

Other cost of revenues increased by 34.6% from RMB1,029 million in 2017 to RMB1,385 million (US$201 million) in 2018. Such increase was primarily attributable to higher payment channel costs and higher personnel costs.

Gross profit

As a result of the foregoing, our gross profit increased by 91.0% from RMB3,810 million in 2017 to RMB7,277 million (US$1,058 million) in 2018. Our gross margin increased from 34.7% in 2017 to 38.3% in 2018.

Operating expenses

Our operating expenses increased by 63.2% from RMB2,434 million in 2017 to RMB3,972 million (US$578 million) in 2018.

Selling and marketing expenses

Our selling and marketing expenses increased by 87.7% from RMB913 million in 2017 to RMB1,714 million (US$249 million) in 2018, which was mainly driven by increased spending to promote our brands, products and content offerings.

General and administrative expenses

Our general and administrative expenses increased by 48.5% from RMB1,521 million in 2017 to RMB2,258 million (US$328 million) in 2018, which was mainly attributable to (i) an increase in our employee benefit expenses in connection with the increase in our personnel and employee incentives; and (ii) the professional fees incurred in connection with our initial public offering completed in December 2018.

Other gains, net

Our other losses, net, were RMB29 million (US$4 million) in 2018, as compared to other gains, net of RMB124 million in 2017. The change was mainly due to net foreign exchange losses of RMB31 million (US$5 million) in 2018 as opposed to net foreign exchange gains of RMB18 million in 2017 as a result of appreciation of US dollars against RMB, which was partially offset by an increase in government grants.

Share-based payments in respect of issuance of ordinary shares to music label partners

We recorded an one-off share-based accounting charge of RMB1,519 million (US$221 million) in respect of issuance of ordinary shares to music label partners in the fourth quarter of 2018, which represents the excess of the then-prevailing fair value of the ordinary shares we issued to Warner and Sony in October 2018 over the aggregate consideration received by us. See “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Share Issuances” for more information about such share issuances.

Operating profit

As a result of the foregoing, our operating profit for the period increased by 28.0% to RMB2,039 million (US$297 million) in 2018, from RMB1,593 million in 2017. Operating margin decreased to 10.7% for the year of 2018 from 14.5% in 2017 mostly due to the one-off share-based accounting charge of RMB1,519 million (US$221 million) recorded in the fourth quarter of 2018.

Income tax expense

We had an income tax expense of RMB278 million in 2017 and RMB171 million (US$25 million) in 2018. Our income tax expense in 2017 and 2018 resulted from the net profit position of certain operating entities in the PRC. The decrease in our income tax expense from 2017 to 2018 was mainly because of the lower Software Enterprise income tax rate enjoyed by Tencent Music Shenzhen in 2018 although our income before income tax has increased during the same period and a tax refund recorded in 2018 in respect of tax holiday applicable to Tencent Music Shenzhen that took effect since 2017.

Profit for the period

As a result of the foregoing, our profit for the period increased from RMB1,319 million in 2017 to RMB1,832 million (US$266 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 151.8% from RMB4,361 million in 2016 to RMB10,981 million in 2017.

Online music services

Our revenues generated from online music services increased by 46.9% from RMB2,144 million in 2016 to RMB3,149 million in 2017, mainly driven by (i) increased revenues from paid online music services as a result of higher paying ratio of our online music services, as well as an enlarged paying user base as a result of consolidation of CMC’s results; (ii) increased revenues generated through sublicensing music content to third parties; and (iii) increased revenues generated from sales of digital music singles and albums. For the three months ended June 30, 2016, the number of CMC’s online music paying users was approximately 1.4 million.

Specifically, the increased user base and paying ratio of our online music services was attributable to our continued efforts to expand our licensed music offerings and improve user experience to attract more paying users as well as to the enlarged music library resulting from consolidation of CMC’s results. As of March 31, 2016, CMC’s content library included approximately 3.8 million tracks. The increase in our sublicensing revenues was primarily due to increased price of licensed music content and, to a lesser extent, the increased number of sublicensing arrangements we entered into with other online music platforms in China.

From the fourth quarter of 2016 to the fourth quarter of 2017, the mobile MAUs of our online music services grew from approximately 589 million to 603 million, and the number of paying users of our online music services grew from approximately 13.5 million to 19.4 million. During the same period, the paying ratio for our online music services grew from 2.3% to 3.2%.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased significantly by 253.3% from RMB2,217 million in 2016 to RMB7,832 million in 2017, mainly driven by (i) an increase in the revenues generated from our online karaoke and live streaming services; and (ii) to a lesser extent, the revenues generated from our music merchandise sales and other music-related services.

Our revenues generated from online karaoke and live streaming services increased primarily due to Tencent’s acquisition of CMC’s live streaming business, with approximately 0.4 million paying users for the three months ended June 30, 2016, which constitutes a majority of our current live streaming service offerings; the substantial growth in our online karaoke user base, as well as increased paying user ratio for our online karaoke services which was primarily driven by the introduction of social networking features on our WeSing mobile app; and (iii) the substantial organic growth in our live streaming user base, which was driven by our enhanced efforts to direct users of our online music services to our live streaming services.

From the fourth quarter of 2016 to the fourth quarter of 2017, the mobile MAUs of our social entertainment services grew from approximately 151 million to 209 million, and the number of paying users of our social entertainment services grew from approximately 4.2 million to 8.3 million. During the same period, the paying ratio for our social entertainment services grew from 2.8% to 4.0%.

Cost of revenues

Our cost of revenues increased by 129.2% from RMB3,129 million in 2016 to RMB7,171 million in 2017, primarily driven by increases in service costs from RMB2,481 million in 2016 to RMB6,142 million in 2017.

The increase in service costs was primarily due to the increase in license fees and revenue sharing fees. The increase in license fees was mainly attributable to (i) increased music content licensed from music labels and other content partners; (ii) increased market price of music content; and (iii) increased license fees as a result of the consolidation of CMC’s results. The increase in revenue sharing fees from 2016 to 2017 was primarily driven by increased sales of virtual gifts in live streaming services as a result of consolidation of the results of CMC which constitutes a majority of our current live streaming services, as well as organic growth in our online karaoke and live streaming businesses in line with revenue growth.

The increase in other cost of revenues from RMB648 million in 2016 to RMB1,029 million in 2017 was primarily attributable to (i) the consolidation of CMC’s other cost of revenues after Tencent’s acquisition of CMC; and (ii) increased costs associated with sales of music-related merchandise.

Gross profit

As a result of the foregoing, our gross profit increased by 209.3% from RMB1,232 million in 2016 to RMB3,810 million in 2017. Our gross margin increased from 28.3% in 2016 to 34.7% in 2017.

Operating expenses

Our operating expenses increased by 112.0% from RMB1,148 million in 2016 to RMB2,434 million in 2017.

Selling and marketing expenses

Our selling and marketing expenses increased by 150.1% from RMB365 million in 2016 to RMB913 million in 2017, which was mainly attributable to the fact that our selling and marketing expenses for the period beginning on January 1, 2016 up to the completion of Tencent’s acquisition of CMC on July 12, 2016 did not include CMC’s selling and marketing expenses for the same period. The increase in our selling and marketing expenses was also driven by increased branding and promotion spending to promote TME as an integrated online music entertainment brand following our consolidation of CMC’s results and the resulting increased spending on user acquisition channels, as well as increased spending on promoting our mobile apps, including through holding music events.

General and administrative expenses

Our general and administrative expenses increased by 94.3% from RMB783 million in 2016 to RMB1,521 million in 2017, which was mainly attributable to the fact that our general and administrative expenses for the period beginning on January 1, 2016 up to the completion of Tencent’s acquisition of CMC on July 12, 2016 did not include CMC’s general and administrative expenses for the same period.

The increase in our general and administrative expenses was also driven by (i) an organic increase in our R&D expenses, which grew from RMB449 million in 2016 to RMB797 million in 2017, as we expanded our R&D personnel to continually improve our product innovation and technology capabilities; (ii) the increase in the amortization of intangible assets, which was primarily because we recorded a higher amortization cost associated with the Kugou and Kuwo platforms operated by CMC in 2017 than in 2016 following our consolidation of CMC’s results of operations; (iii) the increase in professional service expenses, which mainly included legal fees incurred in connection with our copyright protection activities and accounting fees; and (iv) the increase in other general and administrative expenses, mainly including administrative fees and depreciation expenses.

Other (losses)/gains, net

Our other gains, net, were RMB124 million in 2017, as compared to other losses, net of RMB13 million in 2016. The change was mainly due to (i) a gain on the step-up acquisition of Ultimate Music in the amount of RMB72 million, (ii) increased government grants, and (iii) net foreign exchange gains.

Operating profit

As a result of the foregoing, our operating profit increased significantly from RMB103 million in 2016 to RMB1,593 million in 2017.

Income tax expense

We had an income tax expense of RMB29 million in 2016 and RMB278 million in 2017. Our income tax expense in 2016 and 2017 resulted from the net profit position of certain operating entities in the PRC. The increase in our income tax expense from 2016 to 2017 was mainly due to an increase in our income before income tax.

Profit for the year

As a result of the foregoing, our profit for the year increased significantly from RMB85 million in 2016 to RMB1,319 million in 2017.

Non-IFRS Financial Measure

We use adjusted profit for the year, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit for the year helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit for the year/ period provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted profit for the year should not be considered in isolation or construed as an alternative to operating profit, profit for the year or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted profit for the year and the reconciliation to its most directly comparable IFRS measure. Adjusted profit for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted profit for the year represents profit for the year excluding a share-based accounting charge in respect of the issuance of ordinary shares to music label partners, share-based compensation expenses, net loss from investments, amortization of intangible and other assets resulting from the business combinations, and fair value change on liabilities of puttable shares. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Profit for the year	85	1,319	1,832	266
Adjustments:
Amortization of intangible and other assets arising from business combinations(1)	175	271	249	36
Share-based compensation expenses	170	384	487	71
Share-based payments in respect of issuance of ordinary shares to music label partners(2)	—	—	1,519	221
(Gains)/losses from equity investments	(4)	(70)	52	8
Fair value change on puttable shares(3)	—	—	35	5
Adjusted profit for the year	426	1,904	4,174	607
Attributable to
Non-IFRS equity holders of the company	423	1,911	4,175	607
Non-controlling interests	3	(7)	(1)	—
Earnings per share for Class A and Class B ordinary shares
Basic	0.04	0.74	1.36	0.20
Diluted	0.04	0.72	1.32	0.19
Shares used in earnings per Class A and Class B ordinary share computation
Basic	1,831,604,053	2,593,157,207	3,076,314,670	3,076,314,670
Diluted	1,899,419,825	2,639,466,412	3,159,220,888	3,159,220,888
Earnings per ADS(4)
Basic	—	—	2.71	0.39
Diluted	—	—	2.64	0.38
ADS used in earnings per ADS computation
Basic	—	—	1,538,157,335	1,538,157,335
Diluted	—	—	1,579,610,444	1,579,610,444

Notes:

(1)

Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent's acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018, net of related deferred taxes.

(2)

Represents the excess of the then fair value of the ordinary shares we issued to Warner Music Group and Sony Music Entertainment over the aggregate consideration the company received in October 2018. See “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Share Issuances” for more information about such share issuances.

(3)	Represents the fair value changes on the put liability of certain shares issued in 2018.
(4)	Each ADS represents two of our Class A ordinary shares.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2.2 to the consolidated financial statements of Tencent Music Entertainment Group included elsewhere in this annual report.

5.B.Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities and contributions from shareholders. As of December 31, 2018, we had RMB17,356 million (US$2,524 million) in cash and cash equivalents, a significant portion of which were held by our PRC subsidiaries and VIEs and their subsidiaries in China and Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary in Hong Kong. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We collect the majority of our revenues from users who pay in advance.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we will receive from our initial public offering in December 2018. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. See “Item. 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering in December 2018 to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item. 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item. 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	873	2,500	5,632	819
Net cash provided by/(used in) investing activities	496	(483)	(1,190)	(173)
Net cash provided by financing activities	1,712	99	7,741	1,126
Net increase in cash and cash equivalents	3,081	2,116	12,183	1,772
Cash and cash equivalents at beginning of the year	—	3,071	5,174	753
Exchange losses on cash and cash equivalents	(10)	(13)	(1)	—
Cash and cash equivalents at end of the year	3,071	5,174	17,356	2,524

Operating activities

Net cash provided by operating activities was RMB5,632 million (US$819 million) in 2018. The difference between our profit before income tax of RMB2,003 million (US$291 million) and the net cash provided by operating activities was mainly due to (i) non-cash share based payment expense in respect of issuance of ordinary shares to music label partners of RMB1,519 (US$221 million) and share-based compensation expense of RMB487 million (US$71 million); (ii) the increase in operating liabilities of RMB2,361 million (US$343 million) largely due to our overall business growth; and (iii) depreciation and amortization of RMB369 million (US$54 million), partially offset by (i) the increase in operating assets of RMB975 million (US$142 million), which was mainly driven by our overall business growth; and (ii) income taxes paid in an amount of RMB221 million (US$32 million).

Net cash provided by operating activities increased from RMB873 million in 2016 to RMB2,500 million (US$364 million) in 2017. This increase was mainly driven by the increased revenues as our businesses continued to grow, partially offset by increased cost of revenues and operating expenses which was generally consistent with our business growth during the same period.

Net cash provided by operating activities was RMB2,500 million (US$364 million) in 2017. The difference between our profit before income tax of RMB1,597 million (US$232 million) and the net cash provided by operating activities was mainly due to (i) the increase in other operating liabilities of RMB1,051 million (US$153 million) largely due to our overall business growth; (ii) depreciation and amortization of RMB379 million (US$55 million); and (iii) non-cash share-based compensation expense of RMB362 million (US$53 million), partially offset by (i) the increase in account receivables of RMB447 million (US$65 million), which was mainly driven by our overall business growth; and (ii) income taxes paid in an amount of RMB207 million (US$30 million).

Net cash provided by operating activities was RMB873 million in 2016. The difference between our profit before income tax of RMB114 million and the net cash provided by operating activities was mainly due to (i) the increase in accounts payables of RMB315 million, which was mainly due to our overall business growth; (ii) depreciation and amortization of RMB236 million; and (iii) the decrease in other operating assets of RMB193 million, which was generally due to changes in prepayments, partially offset by the increase in accounts receivables of RMB266 million. The increase in accounts receivables was largely due to our overall business growth.

Investing activities

Net cash used in investing activities was RMB1,190 million (US$173 million) in 2018, which was primarily attributable to (i) payment for acquired business, net of cash acquired of RMB1,090 million (US$159 million); (ii) payments for financial assets and equity investments in certain companies of RMB339 million (US$49 million); and (iii) our purchases of property, plant and equipment and intangible assets of RMB144 million (US$21 million), partially offset by net cash received for business combination under common control of RMB397 million (US$58 million).

Net cash used in investing activities was RMB483 million (US$70 million) in 2017, which was primarily attributable to (i) settlement of pre-acquisition dividend payables of RMB591 million (US$86 million); (ii) our purchase of property, plant and equipment of RMB75 million (US$11 million); and (iii) our payment for business combination, net of cash acquired, of RMB72 million (US$10 million), in connection with our acquisition of Ultimate Music in 2017, partially offset by (i) net proceeds from short-term investments, which mainly included financial products offered by commercial banks and financial institutions in China, of RMB261 million (US$38 million); and (ii) proceeds from disposal of investments accounted for using equity method of RMB57 million (US$8 million).

Net cash provided by investing activities was RMB496 million in 2016, which was primarily attributable to cash received from CMC in connection with Tencent’s acquisition of CMC of RMB676 million; and proceeds from short term investments of RMB371 million, partially offset by (i) settlement of pre-acquisition dividend payables of RMB510 million; and (ii) our purchase of property, plant and equipment of RMB41 million.

Financing activities

Net cash provided by financing activities in 2018 was RMB7,741 million (US$1,126 million), which was mainly the proceeds we received from the issuance of ordinary shares, including our initial public offering, of RMB7,319 million (US$1,065 million) and puttable shares of RMB422 million (US$61 million).

Net cash provided by financing activities in 2017 was RMB99 million (US$14 million), which was mainly the proceeds we received from the exercise of certain employee share options of RMB79 million (US$11 million).

Net cash provided by financing activities in 2016 was RMB1,712 million, which was primarily attributable to the issuance of our ordinary shares, from which we received proceeds of RMB1,901 million, and deemed return of contributions arising from the carve out of the PRC music business from Tencent for RMB189 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB41 million, RMB77 million and RMB144 million (US$21 million), in 2016, 2017 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in December 2018. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by our consolidated VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” In 2016, 2017 and 2018, the amount of such services fees and royalty payments paid to our PRC subsidiaries from our VIEs was RMB482.5 million, RMB2,535.5 million and RMB7,377 million (US$1,073 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund; and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering in December 2018 to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

The table below sets forth the respective revenues contribution and assets of Tencent Music Entertainment Group and its wholly-owned subsidiaries and consolidated VIEs as of the dates and for the periods indicated:

	Total Revenues(1)			Total Assets
	For the Year Ended December 31, 2016	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018
Tencent Music Entertainment Group	—	—	—	67.0%	53.6%	53.6%
Wholly-owned subsidiaries in Hong Kong	—	—	—	1.0%	12.6%	10.3%
Wholly-owned subsidiaries in the PRC	31.0%	0.3%	0.1%	3.9%	3.5%	6.8%
Consolidated VIEs	69.0%	99.7%	99.9%	28.1%	30.3%	29.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Percentages exclude inter-company transactions between Tencent Music Entertainment Group and its wholly-owned subsidiaries and the consolidated VIEs.

In 2018, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through our consolidated VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

5.C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility.

Our R&D expenses were RMB449 million, RMB797 million and RMB937 million (US$136 million) in 2016, 2017 and 2018.

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements and the notes thereto. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

We did not have any off-balance sheet arrangements as of December 31, 2018.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2018.

	Payment due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating commitments(1)	305	44	212	31	82	12	11	2	—	—
Content royalties(2)	5,885	856	3,599	523	2,255	328	29	4	2	—
Capital commitments(3)	1	—	1	—	—	—	—	—	—	—
Investment commitment(4)	94	14	31	5	63	9	—	—	—	—

Notes:

(1)	Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to leased facilities and rental of bandwidth.
(2)	Represents the minimum royalty payments associated with license agreements to which we are subject.
(3)	Represents commitments for non-cancelable agreements to leasehold improvements.
(4)	Represents commitments to acquire the equity interests in certain entities.

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Specific Factors Affecting our Results of Operations—Our ability to enhance returns on our spending on content” for a discussion of the future trend of our content royalties.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Tong Tao Sang	45	Chairman
Cussion Kar Shun Pang	45	Chief Executive Officer, Director
Zhenyu Xie	44	Co-President, Director
Guomin Xie	45	Co-President, Director
Martin Chi Ping Lau	46	Director
James Gordon Mitchell	45	Director
Brent Richard Irvin	46	Director
Tak-Wai Wong	42	Independent Director
Liang Tang	41	Independent Director
Edith Manling Ngan	54	Independent Director
Min Hu	47	Chief Financial Officer
Cheuk Tung Tony Yip	38	Chief Strategy Officer, Head of Ultimate Music
Linlin Chen	38	Group Vice President, Kugou
Dennis Tak Yeung Hau	43	Group Vice President, QQ Music and WeSing
Lixue Shi	44	Group Vice President, Kuwo
Tsai Chun Pan	44	Group Vice President, Copyright Management

Tong Tao Sang currently serves as the Chairman of our board of directors. Mr. Tong currently also serves as the senior executive vice president of Tencent and the president of Cloud and Smart Industries Group. Starting as a technical architect, Mr. Tong led the product development of Tencent’s social network platform, Qzone. Since May 2012, Mr. Tong has been responsible for various product lines of Tencent, including the QQ messaging and Qzone social networking platforms, QQ Music and the Tencent Cloud services. Prior to joining Tencent, Mr. Tong worked at Sendmail, Inc., where he led the development of operator-scale email and messaging systems. Mr. Tong also worked for Oracle Corporation (NYSE: ORCL), where he managed the development and testing of its servers and applications. Mr. Tong earned a Master of Science degree in Electrical Engineering from Stanford University and a Bachelor of Science degree in Computer Engineering from the University of Michigan.

Cussion Kar Shun Pang has been our chief executive officer since July 2016 and a member of our board of directors since May 2014 and is responsible for our strategic planning, business development, product strategy and management. Mr. Pang joined Tencent in 2008 and was appointed the company's Vice President in 2013. He has extensive experience across multiple businesses within Tencent including online games, e-commerce and social networking since 2008. Prior to joining Tencent, Mr. Pang worked for a number of publicly listed companies in telecommunications, internet and media industries, such as PCCW (HKEX: 6832). Since his first Internet project in 1996, Mr. Pang has experienced the various development stages of the Internet industry. Mr. Pang received a bachelor’s degree in mathematics (honors), business administration and information systems from University of Waterloo.

Zhenyu Xie currently serves as our Co-President and has been a member of our board of directors since April 2014 and currently oversees our Kugou business. Mr. Xie founded Kugou Music in 2004 and has been committed to Internet technology innovation and the development of the digital music industry for more than a decade. Before founding Kugou Music, he founded SoGua in 2001, which was the first digital music search engine in China. Mr. Xie also served as a senior technical engineer from 1998 to 2001 at China Merchants Bank Co., Ltd. and graduated from Sun-Yat Sen University in 1997 with a bachelor’s degree in computer science.

Guomin Xie currently serves as our Co-President and has been a member of our board of directors since June 2012. He is currently responsible for overseeing our Kuwo business. Mr. Xie founded CMC in 2012, and served as the Chairman of the board and the Chief Executive Officer of CMC. Prior to founding CMC, he joined SINA Corporation (NASDAQ: SINA) in 1999 and subsequently served as the general counsel and vice president of public relations of SINA Corporation and general manager of SINA Music. Prior to that, Mr. Xie was an attorney at Jingtian Associates, a leading law firm in China. Mr. Xie graduated from Peking University with a bachelor’s degree in law in 1997.

Martin Chi Ping Lau has served as a member of our board of directors since July 2016. Mr. Lau joined Tencent in 2005 and currently serves as an executive director and the president of Tencent. Prior to joining Tencent, Mr. Lau worked as an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, Mr. Lau worked at McKinsey & Company, Inc. as a management consultant. On July 28, 2011, Mr. Lau was appointed as a non-executive director of Kingsoft Corporation Limited, an Internet-based software developer, distributor and software service provider listed in Hong Kong. On March 10, 2014, Mr. Lau was appointed as a director of JD.com, Inc., an online direct sales company in China, which has been listed on NASDAQ since May 2014. On March 31, 2014, Mr. Lau was appointed as a director of Leju Holdings Limited, an online-to-offline real estate services provider in China, which has been listed on the New York Stock Exchange since April 2014. On December 29, 2017, Mr. Lau was appointed as a director of Vipshop Holdings Limited, an online discount retailer company listed on the New York Stock Exchange. On September 4, 2018, Mr. Lau was appointed as a non-executive director of Meituan Dianping, a Chinese leading e-commerce platform for services which has been listed on the Hong Kong Stock Exchange since September 2018. Mr. Lau received a bachelor’s degree in Electrical Engineering from University of Michigan, a master’s degree in Electrical Engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

James Gordon Mitchell has served as a member of our board of directors since December 2018. Mr. Mitchell serves as a senior executive vice president and chief strategy officer of Tencent, where he has worked since July 2011. Mr. Mitchell is also the chairman and a non-executive director of the board of China Literature Limited (HKEX: 0772) and serves as a director of several listed companies including Yixin Group Limited (HKEX: 2858), Frontier Developments (LSE AIM: FDEV) and NIO Inc. (NYSE: NIO). He also holds directorships in various unlisted companies. Prior to Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He received a bachelor’s degree in history from the University of Oxford.

Brent Richard Irvin has served as a member of our board of directors since July 2016. Mr. Irvin joined Tencent in January 2010 and currently serves as a vice president and the general counsel of Tencent. Mr. Irvin is also the director of Tongcheng-Elong Holdings Limited (HKEX: 0780) since March 2018. Prior to that, Mr. Irvin worked as a corporate lawyer in Silicon Valley from 2003 to 2009, first at Shearman & Sterling and later at Wilson Sonsini Goodrich & Rosati. He also holds directorships in various unlisted companies. Mr. Irvin received a bachelor’s degree in history from Carleton College in 1994, a master’s degree in Asian Studies from Yale University in 1995, and a juris doctorate degree from Stanford Law School in 2003.

Tak-Wai Wong has served as a member of our board of directors since July 2016. Mr. Wong currently serves as a managing director with PAG Asia Capital, an affiliate of Pacific Alliance Group. Mr. Wong has also been a non-executive director at Yingde Gases Group Company Limited since 2017. Between 2006 and 2010, Mr. Wong worked at the Hong Kong and Beijing offices of TPG Capital. Between 1999 and 2005, Mr. Wong worked in Morgan Stanley’s investment banking division in Hong Kong, San Francisco and Beijing. Mr. Wong received a bachelor’s degree in business administration and a bachelor’s degree in Asian studies from University of California, Berkeley.

Liang Tang has served as a member of our board of directors since April 2014. Mr. Tang currently serves as president of China Investment Financial Holdings Fund Management Company Limited since 2014. Mr. Tang is also the chairman of China HeFei FoF, the chairman of Zhongde Yangtze Financial Holdings, a founding shareholder of the Hubei Yangtze Industrial Fund, the chairman of China Film CICFH Cinema M&A Fund co-founded with China Film Co. Ltd., the chairman of Asia Culture and Entertainment Group. Mr. Tang had previously worked as a corporate lawyer at Wilson Sonsini Goodrich & Rosati, headquartered in Silicon Valley. Mr. Tang has established a number of industrial funds, and led investments in internet, entertainment, AI, new energy and environmental protection sectors. Mr. Tang received a bachelor’s degree in law from Peking University, a master’s degree in law from Yale University and Stanford University.

Edith Manling Ngan has served as a member of our board of directors since December 2018. Ms. Ngan currently serves as the alternate chair of the Pay Trend Survey Committee of the Hong Kong SAR Government Standing Commission on Civil Service Pay and Conditions of Service and various investment committees of government funds. Prior to her retirement in 2017 as regional managing director, East Asia of the Royal Institute of Chartered Surveyors (RICS), a global leading professional body for qualifications and standards in land, property, infrastructure and construction, she was chief executive from 2012 to 2016 of the Hong Kong Securities and Investment Institute, which sets and administers the licensing examinations for the Hong Kong Securities and Futures Commission. Between 1996 to 2010, Ms. Ngan had worked for ABN AMRO Fund Services (Asia) Ltd, Principal International (Asia) Ltd. and Invesco Asia Limited in regional management roles. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

Min Hu currently serves as our Chief Financial Officer, in charge of our finance and corporate IT functions. Ms. Hu served various controller roles in Tencent’s business groups, including the Interactive Entertainment Group, the Mobile Internet Group, the Social Network Group and the Technology and Engineering Group from 2007 to 2016. Prior to joining Tencent, Ms. Hu served as the director of internal audit department at Huawei. Ms. Hu has more than 20 years of comprehensive experience in finance, such as financial management, capital operation, operation management, mergers and acquisitions, internal control and internal audit. Ms. Hu is a member of Chartered Institute of Management Accountants (CIMA), CPA Australia, China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA). Ms. Hu received a bachelor’s degree in Industrial Foreign Trade from Xi’an Jiaotong University in China and a master’s degree in system engineering from Beijing Jiaotong University in China.

Cheuk Tung Tony Yip currently serves as our Chief Strategy Officer and oversees Ultimate Music, a business unit that provides online music services to smart devices and automobile manufacturers, as well as our overall strategic development, M&A, investments, investor relations, and capital markets activities. Prior to joining us, Mr. Yip was vice president of Baidu, Inc. (NASDAQ: BIDU) since September 2015, where he served as the chief financial officer of Baidu’s search business group and Baidu’s head of investments, mergers and acquisitions. Mr. Yip served on the board of directors of Ctrip.com International, Ltd. (NASDAQ: CTRP) from October 2015 to November 2017. Prior to that, Mr. Yip worked at Goldman Sachs from 2007 and served as a managing director in technology, media and telecom investment banking. Mr. Yip has over 16 years of experience originating, structuring and executing corporate transactions including initial public offerings, mergers and acquisitions, divestitures, corporate restructurings, and equity and debt financings. Mr. Yip obtained his bachelor of commerce degree in finance and accounting from University of Queensland in Australia.

Linlin Chen is one of the founding members of Kugou and is currently responsible for Kugou Music’s business operations, sales and marketing, finance, legal affairs and human resources management. Ms. Chen has extensive management experience in product operations, marketing and corporate governance. Ms. Chen holds an EMBA degree from Sun-Yat Sen University.

Dennis Tak Yeung Hau has been our Vice President from December 2016, in charge of the operation and management of QQ Music and WeSing. Mr. Hau joined Tencent in 2007 and served as deputy general manager of the International Business Department and general manager of the Digital Music Division of the Social Network Group. Before joining Tencent, Mr. Hau worked at Oracle Corporation (NYSE: ORCL) for over 10 years on business intelligence, data analysis and research and management work. Mr. Hau received an EMBA degree from Kellogg-HKUST Executive MBA program and a bachelor’s degree in business computing from the University of Winnipeg, Canada.

Lixue Shi currently serves as our Group Vice President, responsible for Kuwo’s overall operations and management. Prior to joining TME in November 2012, Mr. Shi served as the assistant general manager of the Online Media Group at Tencent from 2008 to 2012. In addition, Mr. Shi served as the general manager of Business Objects North China and sales head at SAS Institute China Inc. from 2004 to 2007. Mr. Shi was a senior customer representative and a regional sales manager of IBM China Company Limited from 1998 to 2004. Mr. Shi graduated from Tsinghua University in 1998 with a bachelor's degree in mechanical engineering.

Tsai Chun Pan is currently responsible for the overall strategies and daily management of our copyright initiatives. Prior to joining us as a Group Vice President, Mr. Pan worked as the head of entertainment services for Nokia Greater China from 2005 to 2013, and in 2014, he established Ultimate Music, which was acquired by TME in 2017. Mr. Pan graduated from the School of Oriental and African Studies, University of London, with a bachelor's degree in Japanese studies in 1999 and obtained a master's degree in marketing management from Cranfield University in the UK in 2000.

6.B.Compensation

Compensation

In 2018, we paid an aggregate cash compensation of approximately RMB287 million (US$42 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2014 Share Incentive Plan

Prior to Tencent’s acquisition of CMC, CMC adopted an employee share incentive plan on October 22, 2014, or the 2014 Share Incentive Plan. The purpose of the 2014 Share Incentive Plan is to promote the long term success of the company and the creation of shareholder value by offering employees, officers, directors and consultants the opportunity to share in such long-term success by acquiring a proprietary interest in the company. Tencent’s acquisition of CMC in July 2016 constituted a “change of control” for the purpose of the 2014 Share Incentive Plan in which case, pursuant to the 2014 Share Incentive Plan, all the outstanding awards granted thereunder shall be subject to applicable agreement of merger or reorganization. Pursuant to the share subscription agreement entered into by and between CMC and Min River on July 6, 2016 in connection with Tencent’s acquisition of CMC, all the outstanding awards granted under the 2014 Share Incentive Plan shall remain and continue to be subject to the original vesting schedules under such awards and shall not be accelerated.

Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,456 ordinary shares. As of the date of this annual report, options to purchase a total of 43,001,808 ordinary shares are outstanding under the 2014 Share Incentive Plan.

The following paragraphs summarize the terms of the 2014 Share Incentive Plan.

Types of Awards. The 2014 Share Incentive Plan permits the awards of options (including incentive share options and nonstatutory share options), share appreciation rights, share grants and restricted share units, or RSUs.

Plan Administration. The 2014 Share Incentive Plan shall be administered by our board or a committee appointed by the board. Members of any such committee shall serve for such period of time as the board may determine and shall be subject to removal by the board at any time. The board may also at any time terminate the functions of the committee and reassume all powers and authority previously delegated to the committee. With respect to the awards granted to non-employee directors, the board shall administer the 2014 Share Incentive Plan.

Eligibility. Our employees, directors, non-employee directors and consultants are eligible to participate in the 2014 Share Incentive Plan.

Award Agreement. Each award under the 2014 Share Incentive Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the grantees, including any amendments thereto. The provisions of the various award agreements entered into under the 2014 Share Incentive Plan need not to be identical.

Conditions of Award. The plan administrator of the 2014 Share Incentive Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, number of options or shares to be granted, exercise price and form of payment upon settlement of the award.

Acceleration of Awards upon Change in Control. The plan administrator may determine, at the time of grant or thereafter, that an award shall become vested and exercisable, in full or in part, in the event that a change in control of the company occurs.

Protection against Dilution. In the event of a subdivision of the outstanding shares of our company, a declaration of a dividend payable in our shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of our shares, a combination or consolidation of our outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, the plan administrator shall make appropriate adjustments to protect the participants from dilution.

Transfer Restrictions. Except as otherwise provided in the applicable award agreement and then only to the extent such transfer is otherwise permitted by applicable laws, no awards or interest therein shall be transferred, assigned, pledged or hypothecated by the participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.

Amendment, Suspension or Termination of the 2014 Share Incentive Plan. The 2014 Share Incentive Plan shall terminate on October 22, 2024 provided that our board may amend or terminate the 2014 Share Incentive Plan at any time and for any reason. Any such termination of the 2014 Share Incentive Plan, or any amendment thereof, shall not impair any award previously granted under the 2014 Share Incentive Plan. An amendment of the 2014 Share Incentive Plan shall be subject to the approval of our shareholders only to the extent such approval is required by applicable laws, regulations or rules.

2017 Option Plan

We adopted an employee share incentive plan, or the 2017 Option Plan, on April 15, 2017. The purpose of the 2017 Option Plan is to motivate and reward our employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further the best interests of the company and our shareholders. Under the 2017 Option Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 37,906,988 ordinary shares. As of the date of this annual report, options to purchase a total of 34,807,320 ordinary shares are outstanding under the 2017 Option Plan, and none of such options had vested and become exercisable.

The following paragraphs summarize the terms of the 2017 Option Plan.

Types of Awards. The 2017 Option Plan permits the awards of options.

Plan Administration. The 2017 Option Plan shall be administrated by the board or the compensation committee of the board, or such other committee as may be designated by the board.

Eligibility. Any employee or any other individual who provides services to us or our affiliates as determined by the plan administrator and holders of options and other types of awards granted by a company acquired by us or with which we combine shall be eligible to be selected to receive an award under the 2017 Option Plan, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Award Agreement. Each award under the 2017 Option Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the participants, including any amendments thereto. The provisions of the various award agreements entered into under the 2017 Option Plan need not to be identical.

Conditions of Award. The administrator of the 2017 Option Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of shares to be covered by the awards, exercise price, non-competition requirements, and term of each award.
Acceleration of Awards upon Change in Control. The plan administrator may cause an award to be canceled in consideration of the full acceleration of such award or the grant of a substitute award, in the event that a change in control of our company occurs.

Protection against Dilution. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the company, issuance of warrants or other rights to purchase shares or other securities of the company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, the plan distributor may make appropriate equitable adjustments to the outstanding awards as well as number and types of shares available for future awards to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Option Plan.

Transfer Restrictions. Except as may be permitted by the plan administrator or as specifically provided in an award agreement, no award and no right under any award shall be assignable, alienable, saleable or transferable by a grantee other than by will or by designating a beneficiary following procedures approved or accepted by the plan administrator.

Amendment, Suspension or Termination of the 2017 Option Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2017 Option Plan, the plan administrator may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock exchange, if any, on which the Shares are principally quoted or trade; or (ii) the consent of the affected grantee, if such action would materially and adversely affect the rights of such grantee under any outstanding Award.

2017 Restricted Share Scheme

We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the company and aligning the interests of the selected personnel directly to the shareholders of the company through ownership of equity interests. Under the 2017 Restricted Share Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 43,709,066 ordinary shares. As of the date of this annual report, a total of 22,087,524 restricted shares are outstanding under the 2017 Restricted Share Scheme.

The following paragraphs summarize the terms of the 2017 Restricted Share Scheme.

Types of Awards. The 2017 Restricted Share Scheme permits the awards of restricted shares.

Scheme Administration. The 2017 Restricted Share Scheme shall be administrated by the board and the management committee established by the board. The board and the management committee may appoint an independent trustee to assist in the administration of the 2017 Restricted Share Scheme.

Eligibility. Any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors), consultants, advisers or agents of any member of our group or any entity in which any member of our group holds an equity interest, have contributed or will contribute to the growth and development of our group or any of our invested entity, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Grant Letter. Each award under the 2017 Restricted Share Scheme shall be evidenced by a written grant letter issued by the scheme administrator. The grantees are required to confirm their acceptance of the award by returning to the scheme administrator a notice of acceptance duly executed by them within 28 days after the date of grant.

Conditions of Award. The administrator of the 2017 Restricted Share Scheme shall determine the provisions, terms, and conditions of each award including, but not limited to, vesting schedule, number of restricted shares to be granted, exercise price, and term of each award.

Protection against Dilution. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the company, issuance of warrants or other rights to purchase shares or other securities of the company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, the plan distributor may make appropriate equitable adjustments to the outstanding or vested awards, as well as number and types of shares available for future awards, to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Restricted Share Scheme.

Transfer Restrictions. Any award is personal to the grantee to whom it is made and is not assignable and no grantee may in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the restricted shares referable to him pursuant to such award under the 2017 Restricted Share Scheme.

Amendment of the 2017 Restricted Share Scheme. The 2017 Restricted Share Scheme may be amended in any respect by a resolution of the plan administrator provided that no such amendment may operate to affect adversely any subsisting rights of any grantees under the Scheme unless (i) the written consent of the relevant grantees is obtained; or (ii) the sanction of a special resolution passed at a meeting of the grantees.

Term and Termination of the 2017 Restricted Share Scheme. The 2017 Restricted Share Scheme shall remain valid and effective unless and until being terminated on the earlier of: (i) the 10th anniversary date of the date it was adopted; or (ii) such date of early termination as determined by the scheme administrator provided that such termination does not affect any subsisting rights of any grantees.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted(1)	Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Tong Tao Sang	—	—	—	—
Cussion Kar Shun Pang	*	2.3244 to 7.1411	various dates from June 16, 2017 to October 17, 2018	various dates from June 16, 2027 to October 17, 2028
Zhenyu Xie	*	7.1411	October 17, 2018	October 17, 2028
Guomin Xie	—	—	—	—
Martin Chi Ping Lau	—	—	—	—
James Gordon Mitchell	—	—	—	—
Brent Richard Irvin	—	—	—	—
Tak-Wai Wong	—	—	—	—
Liang Tang	—	—	—	—
Edith Manling Ngan	*	0	January 15, 2019	January 15, 2029
Min Hu	*	2.3244 to 7.1411	various dates from June 16, 2017 to October 17, 2018	various dates from June 16, 2027 to October 17, 2028
Cheuk Tung Tony Yip	*	4.0363 to 7.1411	April 16, 2018 and October 17, 2018	April 16, 2028 and October 17, 2028
Linlin Chen	*	0.2664 to 7.1411	August 31, 2017 and October 17, 2018	August 31, 2027 and October 17, 2028
Dennis Tak Yeung Hau	*	2.3244 to 7.1411	various dates from June 16, 2017 to October 17, 2018	various dates from June 16, 2027 to October 17, 2028
Lixue Shi	*	7.1411	October 17, 2018	October 17, 2028
Tsai Chun Pan	*	0	January 21, 2019	January 21, 2029
All directors and executive officers as a group	*	0 to 7.1411	Various dates from June 16, 2017 to January 21, 2019	Various dates from June 16, 2027 to January 21, 2029

Notes:

*	Less than 1% of our total outstanding shares.
(1)

The number of underlying ordinary shares and exercise prices presented herein have been adjusted to reflect the effect of the 2018 ESOP Adjustments; see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based Compensation Expense and Valuation of Our Ordinary Shares—Share-based compensation relating to TME Incentive Plans.”

As of the date of this annual report, our employees other than members of our senior management as a group held options to purchase 59,630,194 ordinary shares, with exercise prices ranging from US$0.000076 per share to US$7.1411 per share (after giving effect to the 2018 ESOP Adjustments).

For discussions of our accounting policies and estimates for awards granted pursuant to the 2014 Share Incentive Plan, 2017 Option Plan and the 2017 Restricted Share Scheme, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation relating to TME Incentive Plans.”

6.C.	Board Practices

Board of Directors

Our board of directors consists of ten directors, including three independent directors, namely Mr. Tak-Wai Wong, Mr. Liang Tang and Ms. Edith Manling Ngan. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he or she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he or she may be interested therein and if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered, subject to any separate requirement for audit committee approval under applicable law or the Corporate Governance Rules of NYSE. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Certain of our directors are also employees of Tencent. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with Tencent—We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.”

Board Committees of the Board of Directors

We have established an audit committee and a compensation committee under our board of directors. We have adopted a charter for each committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Tak-Wai Wong and Ms. Edith Manling Ngan, and is chaired by Ms. Edith Manling Ngan. We have determined that each of Mr. Tak-Wai Wong and Ms. Edith Manling Ngan satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Edith Manling Ngan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;
•	reviewing with the independent registered public accounting firm any audit problems or difficulties and any significant disagreements with the management;
•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act, including those to be entered into with Tencent entities;
•	reviewing and recommending the financial statements for inclusion within our quarterly and interim earnings releases and to our board for inclusion in our annual reports;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
•	reviewing and reassessing the adequacy of the committee charter;
•	at least annually, approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
•	overseeing and evaluating procedures for the handling of complaints and whistleblowing;
•	meeting separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent registered public accounting firm;
•

monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance and reporting on such compliance to our board of directors; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Tong Tao Sang, Mr. Tak-Wai Wong and Mr. Liang Tang and is chaired by Mr. Tong Tao Sang. We have determined that each of Mr. Tak-Wai Wong and Mr. Liang Tang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of management succession planning in consultation with our chief executive officer;
•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
•

at least annually, reviewing periodically and approving our company’s executive compensation and benefits policies, including any incentive compensation or equity plans, programs or other similar arrangements;

•	at least annually, leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;
•	at least annually, reviewing and reassessing the adequacy of the committee charter;
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
•	reporting regularly to the board of directors.

We will rely on the “foreign private issuer” exemption and will not have a standing nominating and corporate governance committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or NYSE rules. As there is no standing nominating and corporate governance committee, we do not have a nominating and corporate governance committee charter in place.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our sixth amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our sixth amended and restated memorandum and articles of association.

6.D.	Employees

Our employees are caring, talented, creative and open. Our employees love music and developing technology to allow people to interact with music in innovative ways. We believe creativity and innovation is core to our corporate culture, which allows us to attract highly talented professionals.

We had 2,361, 2,406 and 3,041 full-time employees as of December 31, 2016, 2017 and 2018, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2018.

Function	Number of employees
Research and development	1,775
Content management	442
Sales and marketing	417
Management and administration	407
Total	3,041

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees is represented by labor unions.

6.E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2019, by:

•	each of our directors and executive officers;
•	all of our directors and executive officers as a group; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,270,304,088 outstanding ordinary shares (consisting of 614,087,611 Class A ordinary shares and 2,656,216,477 Class B ordinary shares) as of March 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of March 31, 2019
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares
	Number	%	Number	%	Number	%	Percentage of aggregate voting power***
Directors and Executive Officers†
Tong Tao Sang	—	—	—	—	—	—	—
Cussion Kar Shun Pang	*	*	—	—	*	*	—
Zhenyu Xie(1)	—	—	130,408,383	4.9	130,408,383	4.0	4.9
Guomin Xie(2)	*	*	125,686,523	4.7	129,723,613	4.0	4.7
Martin Chi Ping Lau	—	—	—	—	—	—	—
James Gordon Mitchel	—	—	—	—	—	—	—
Brent Richard Irvin	—	—	—	—	—	—	—
Tak-Wai Wong	—	—	—	—	—	—	—
Liang Tang	—	—	—	—	—	—	—
Edith Manling Ngan	—	—	—	—	—	—	—
Min Hu	*	*	—	—	*	*	—
Cheuk Tung Tony Yip	*	*	—	—	*	*	—
Linlin Chen	*	*	*	*	*	*	*
Dennis Tak Yeung Hau	*	*	—	—	*	*	—
Lixue Shi	—	—	*	*	*	*	*
Tsai Chun Pan	—	—	—	—	—	—	—
All directors and executive officers as a group	9,280,578	1.5	262,782,946	9.9	272,063,524	8.3	9.8
Principal Shareholders:
Tencent(3)	237,047,741	38.6	1,640,456,882	61.8	1,877,504,623	57.4	61.6
PAG Capital Limited(4)	—	—	296,763,309	11.2	296,763,309	9.1	11.0
Spotify(5)	282,830,698	46.1	—	—	282,830,698	8.6	—
CICFH entities(6)	—	—	199,553,551	7.5	199,553,551	6.1	7.4

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,270,304,088, being the number of ordinary shares outstanding (consisting of 614,087,611 Class A ordinary shares and 2,656,216,477 Class B ordinary shares) as of March 31, 2019, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

Except for Mr. Tong Tao Sang, Mr. Brent Richard Irvin, Mr. Tak-Wai Wong, Mr. Liang Tang, Mr. Martin Chi Ping Lau, Mr. James Gordon Mitchell and Ms. Edith Manling Ngan, the business address of our directors and executive officers is 17/F, Matsunichi Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Tong Tao Sang, Mr. Brent Richard Irvin, Mr. Martin Chi Ping Lau and Mr. James Gordon Mitchell is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Tak-Wai Wong is AIA Central, 1 Connaught Road Central, Hong Kong. The business address of Mr. Liang Tang is Building C08, Chuangye Road, Wuqing Development Zone, Tianjin, 301701, China. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong.

(1)

The number of ordinary shares beneficially owned represents 130,408,383 Class B ordinary shares held by Marvellous Mountain Investments Limited, a British Virgin Islands company wholly owned by Mr. Zhenyu Xie.

(2)

The number of ordinary shares beneficially owned represents (i) 125,686,523 Class B ordinary shares held by Guomin Holdings Limited, a British Virgin Islands company wholly owned by Mr. Guomin Xie, among which, 97,500,000 Class B ordinary shares registered in the name of Guomin Holdings Limited have been mortgaged and charged in favour of CMB International Securities Limited pursuant to a security agreement dated March 18, 2019, as amended from time to time; and (ii) 4,037,090 Class A ordinary shares held by Guomin Holdings Limited.

(3)

The number of ordinary shares beneficially owned represents (i) 1,635,501,849 Class B ordinary shares held by Min River Investment Limited, a company incorporated in British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 4,955,033 Class B ordinary shares held by Mega Wing Holding Limited, a company incorporated in the Cayman Islands and beneficially owned by Tencent; (iii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iv) 95,632,392 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 95,632,392 ordinary shares held by record by the minority shareholders. The Class A ordinary shares beneficially owned by Tencent represent 237,047,741 Class A ordinary shares re-designated from the same number of ordinary shares it beneficially owns immediately prior to our initial public offering as a result of the proxy given by certain shareholders to Tencent as discussed above. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. The registered address of Mega Wing Holding Limited is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)

The number of Class B ordinary shares beneficially owned represents (i) 244,047,346 Class B ordinary shares held by PAGAC Music Holding II Limited, a company incorporated in Cayman Islands; (ii) 20,374,437 Class B ordinary shares held by PAGAC Music Holding II LP, a limited partnership incorporated in Cayman Islands; (iii) 10,780,509 Class B ordinary shares held by PAGAC Music Holding II-A LP, a limited liability partnership incorporated in Cayman Islands; and (iv) 21,561,017 Class B ordinary shares held by PAGAC Music Holding III LP, a limited liability partnership incorporated in Cayman Islands. PAGAC Music Holding II Limited, PAGAC Music Holding II LP, PAGAC Music Holding II-A LP and PAGAC Music Holding III LP are controlled by PAG Capital Limited. The registered address of PAGAC Music Holding II Limited is Floor 4, Willow House, Cricket Square, PO Box 2804, Grand Cayman, KY1-1112, Cayman Islands. The registered address of PAGAC Music Holding II LP, PAGAC Music Holding II-A LP and PAGAC Music Holding III LP is c/o International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

(5)

The number of Class A ordinary shares beneficially owned represents 282,830,698 Class A ordinary shares held by Spotify AB, a company incorporated in Sweden, which is beneficially owned and controlled by Spotify Technology S.A. (NYSE: SPOT). See Note (3) above for a description of the voting proxy granted by Spotify AB with respect to such ordinary shares. The registered address of Spotify AB is Birger Jarlsgatan 61, 11356 Stockholm, Sweden.

(6)

The number of Class B ordinary shares beneficially owned represents (i) 49,769,250 Class B ordinary shares held by CICFH Group Limited, a company incorporated in British Virgin Islands; (ii) 38,486,189 Class B ordinary shares held by China Investment Corporation Financial Holdings, a company incorporated in Cayman Islands; (iii) 29,225,401 Class B ordinary shares held by CICFH Music Investment Limited, a company incorporated in British Virgin Islands; (iv) 5,632,824 Class B ordinary shares held by Pan Asia Venture Group Limited, a company incorporated in British Virgin Islands; (v) 54,505,171 Class B ordinary shares held by Green Technology Holdings Limited, a company incorporated in British Virgin Islands; (vi) 20,991,961 Class B ordinary shares held by Hermitage Green Harbor Limited, a company incorporated in Hong Kong; and (vii) 942,755 Class B ordinary shares held by CICFH Culture Entertainment Group, a company incorporated in Cayman Islands. The registered address of CICFH Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of China Investment Corporation Financial Holdings is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The registered address of CICFH Music Investment Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Pan Asia Venture Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Green Technology Holdings Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. The registered address of Hermitage Green Harbor Limited is Room 1501, Grand Millennium Plaza (Lower Block), 181 Queen’s Road Central, Hong Kong. The registered address of CICFH Culture Entertainment Group is c/o International Corporation Services Ltd. P.O. Box 472 Harbour Place, 2nd Floor 103 South Church Street, George Town, Grand Cayman KY11106, Cayman Islands.

As of March 31, 2019, 177,066,894 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 5.4% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees —6.E. Share Ownership.”

7.B.	Related Party Transactions

Transactions with Tencent

We have a master business cooperation agreement with Tencent since July 2016 when Tencent acquired CMC, which had expired on July 12, 2018. We then entered into a new master business cooperation agreement with Tencent, which became effective upon execution.

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB (a wholly-owned subsidiary of Spotify Technology S.A., or Spotify), and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. In connection with its acquisition of our ordinary shares, Spotify agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions described elsewhere in this annual report. We held an approximately 2.5% equity interest in Spotify immediately following the Spotify Transactions. See “Item 4. Information on the Company—4.A. History and Development of the Company.”

In connection with the Spotify Transactions, on December 15, 2017, an investor agreement was entered into by and among Spotify, TME, TME Hong Kong, Tencent and a wholly-owned subsidiary of Tencent (together with TME, TME Hong Kong and Tencent, the “Tencent Investors”) and certain Spotify parties, pursuant to which Spotify’s co-founder has the sole and exclusive right to vote, in his sole and absolute discretion, any of Spotify’s securities beneficially owned by the Tencent Investors or their controlled affiliates.

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure” for a description of the contractual arrangements between our PRC subsidiaries, our VIEs and their respective shareholders.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties, none of which is considered to be material.

The table below sets forth the major related parties and their relationships with us as of December 31, 2018.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner
Beijing Quku Technology Co., Ltd (“Quku”)	The Group’s associate
Beijing Tianhao Shengshi Music Cultural Ltd. (“Tianhao”)	The Group’s associate
Nanjing Jiyun Cultural Development Ltd. (“Jiyun”)	The Group’s associate before May 31, 2018
United Entertainment Corporation and its subsidiaries (“UEC Group”)	The Group’s associate before August 31, 2018

The table below sets forth our significant related party transactions for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group(1)	90	33	51	7
Online music services to associates of Tencent Group	—	—	18	3
Social entertainment services and others to the company’s associates and associates of Tencent Group(2)	15	20	63	9
Expenses
Operation expenses recharged by Tencent Group(3)	428	493	589	86
Advertising agency fees to Tencent Group(4)	151	187	207	30
Content royalties to the Group’s associates and associates of Tencent Group(5)	18	45	88	13
Other channel cost to associates of Tencent Group	—	—	14	2

Notes:

(1)

Primarily include revenues from sublicensing content by Tencent Group to CMC prior to Tencent’s acquisition of CMC in July 2016 and the revenue from the advertising services we provide to Tencent Group.

(2)	Primarily include revenue from the provision of technical services by us to Quku and hardware sales to Tencent Group’s associates.
(3)	Primarily include expenses associated with cloud services and certain administrative functions provided to us by Tencent Group.
(4)	Primarily include advertising fees paid to Tencent Group for our advertising services sold through Tencent Group.
(5)	Primarily include content royalty we paid to music labels who are our associates or the associates of Tencent Group.

In addition, we invested in minority interest in certain music related media projects of Tencent Group in aggregate amount of RMB116 million.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	527	651	971	141
The company’s associates and associates of Tencent Group	8	8	39	6
Included in prepayments, deposits and other assets from related parties:
Tencent Group	1	59	28	4
The company’s associates and associates of Tencent Group	17	26	16	2
Included in accounts payable to related parties:
Tencent Group	653	104	529	77
The company’s associates	—	5	1	—
Included in other payables and accruals to related parties:
Tencent Group	94	59	135	20
The company’s associates	15	—	—	—

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	24	46	64	9
Share-based compensation	54	107	223	32
	78	153	287	42

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to copyright infringement, commercial disputes and competition. As of the date of this annual report, there were 32 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB9.1 million (US$1.4 million). We are currently not a party to any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition or results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Pending or future litigation or governmental proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie (our Co-President and a director), CMC, and certain affiliates of CMC as respondents. In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our Co-President and a director, have been named as respondents in an arbitration proceeding in the PRC.”

Dividend Policy

We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

In December 2017, our board of directors resolved to distribute 255,185,879 ordinary shares as a fully paid share dividend to all of our shareholders on a pro rata basis. After giving effect to the waiver from Spotify and Tencent to receive such share dividend, we distributed to our then existing shareholders (other than Min River Investment Limited and Spotify AB) a share dividend of a total of 88,726,036 of our ordinary shares. Subsequently, in consideration for the above-mentioned waiver from Tencent, a certain number of the ordinary shares of Spotify that we acquired in the Spotify Transactions were transferred to a wholly-owned subsidiary of Tencent for a nominal consideration of US$1, which was accounted for as a distribution to Tencent and recognized in equity.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—3.D. Risk Factors—Risk Related to Doing Business in China—Foreign exchange control may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.	Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING
9.A.	Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since December 12, 2018 under the symbol “TME.” Each ADS represents two ordinary shares, par value US$0.000083 per share.

The table below provides the high and low market prices for our ADSs on the New York Stock Exchange since the date of our initial public offering.

	Market Price Per ADS
	High	Low
	US$	US$
Yearly
2018 (Since December 12, 2018)	14.75	11.81
Quarterly
Fourth quarter 2018 (Since December 12, 2018)	14.75	11.81
First quarter 2019	19.97	12.06
Monthly
December 2018 (Since December 12, 2018)	14.75	11.81
January 2019	16.21	12.06
February 2019	18.86	13.56
March 2019	19.97	16.33
April 2019 (through April 18, 2019)	19.42	17.48

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

The ADSs representing our Class A ordinary shares have been listed on the New York Stock Exchange since December 12, 2018 under the symbol “TME.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our sixth amended and restated memorandum and articles of association, as amended from time to time and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our sixth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-22656) filed with the Securities and Exchange Commission on October 2, 2018. Our shareholders adopted our Sixth Amended and Restated Memorandum and Articles of Association by a special resolution on September 4, 2018, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our sixth amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Our sixth amended and restated memorandum and articles of association provides that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our board of directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Re-designation. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to a vote at general meetings of the shareholders, and each Class B ordinary share shall be entitled to 15 votes on all matters subject to a vote at general meetings of the shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth memorandum and articles of association provides that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting for each fiscal year, beginning from 2019, as required by the Listing Rules of the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman of the board or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case our board of directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our sixth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of its, his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
•	the shares are free from any lien in favor of our company; and
•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issuance of such shares, by our board of directors. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our sixth amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issuance of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issuance of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or series or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class or series by two-thirds of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issuance of the shares of that class, be deemed to be varied by the creation or issuance of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Issuance of Additional Shares. Our sixth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares, to the extent authorized but unissued, from time to time as our board of directors shall determine.

Our sixth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.	Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008, and were further amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resided in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

U.S. Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities that use a mark-to-market method of tax accounting;
•	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes and their partners;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;
•	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our voting power or value;
•	persons who acquire our ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns American depositary shares will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation”, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2018 taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to our Class A ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Class A ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-227656), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-228610) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

To the extent that we need to convert U.S. Dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. Dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. Dollar against the Renminbi would reduce the U.S. Dollar amounts available to us.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
14.A. – 14.D.	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-227656), as amended, including the annual report contained therein, which registered 164,000,000 Class A ordinary shares represented by 82,000,000 ADSs and was declared effective by the SEC on December 11, 2018, for our initial public offering, which closed in December, 2018. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P.Morgan Securities LLC, Deutshce Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the representatives of the underwriters.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2018, we have not yet used the proceeds received from the initial public offering.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Edith Manling Ngan, an independent director and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Ms. Edith Manling Ngan satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B.	Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-227656) filed with the SEC on October 2, 2018 and posted a copy of our code of business conduct and ethics on our website at https://ir.tencentmusic.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2016	2017	2018
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	5,000	7,000	6,000
Audit-Related Fees(2)	—	—	13,800
Tax Fees(3)	—	—	400
Other Fees(4)	—	—	2,000
Total	5,000	7,000	22,200

(1)	Audit Fees. Audit fees mean the aggregate fees billed listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
(2)

Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services in connection with our initial public offering of our ADSs on December 14, 2018, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees billed for the professional tax services rendered by our principal auditors.
(4)	Other Fees. Other fees mean fees billed for services rendered by our principal auditors other than services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	Exemptions from the Listing Standards for Audit Committee

Not applicable.

ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

As a company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—4.D. Risk Factors—Risks Relating to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tencent Music Entertainment Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1

The Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.1

Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-228610), as amended, initially filed with the SEC on November 30, 2018)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.2

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.3

The 2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.4

The 2017 Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.5

The 2017 Restricted Share Award Scheme (as amended and restated) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.6

Share Subscription Agreement by and between the Registrant and Min River Investment Limited dated October 23, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.7

Share Subscription Agreement by and between the Registrant and PAGAC Music Holding II Limited dated October 23, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.8

Share Subscription Agreement by and between the Registrant and China Investment Corporation Financial Holdings dated October 23, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.9

Share Subscription Agreement by and between the Registrant and CICFH Group Limited dated October 23, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.10

Share Subscription Agreement by and between the Registrant and Green Technology Holdings Limited dated October 23, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.11

Share Subscription Agreement by and between the Registrant and Pan Asia Venture Group Limited dated October 23, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.12

Subscription Agreement by and among the Registrant, Tencent Music Entertainment Hong Kong Limited, Spotify Technology S.A. and Spotify AB dated December 8, 2017 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.13

Share Transfer Agreement by and among the Registrant, Tencent Music Entertainment Hong Kong Limited and a wholly-owned subsidiary of Tencent Holdings Limited dated December 8, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.14

Investor Agreement by and among the Registrant, Tencent Holdings Limited, Spotify Technology S.A. and Spotify AB dated December 15, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.15

Share Subscription Agreement by and among the Registrant, CICFH Glory Limited and certain other purchasers named therein dated January 15, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.16

Share Subscription Agreement by and among the Registrant, Min River Investment Limited and certain other purchasers named therein dated February 24, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.17

Share Subscription Agreement by and among the Registrant, PAGAC Music Holding II Limited, PAGAC Music Holding II LP and certain other purchasers named therein dated February 24, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.18

Share Subscription Agreement by and among the Registrant, China Investment Corporation Financial Holdings, CICFH Group Limited, CICFH Music Investment Limited, Green Technology Holdings Limited, Pan Asia Venture Group Limited and certain other purchasers named therein dated February 24, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.19

Share Subscription Agreement by and among the Registrant, Min River Investment Limited and certain other purchasers named therein dated March 7, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.20

Share Subscription Agreement by and among the Registrant, PAGAC Music Holding II Limited, PAGAC Music Holding II LP and certain other purchasers named therein dated March 7, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.21

Share Subscription Agreement by and among the Registrant, China Investment Corporation Financial Holdings, CICFH Group Limited, CICFH Music Investment Limited, Green Technology Holdings Limited, Pan Asia Venture Group Limited and certain other purchasers named therein dated March 7, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.22

Share Subscription Agreement by and among the Registrant, certain shareholders and option holders of United Music Entertainment Corporation and their respective affiliates named therein dated August 23, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.23

Share Transfer Agreement by and among the Registrant, PAGAC Music Holding II Limited, Quantum Investments Limited and certain other parties named therein dated August 28, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.24

Third Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated January 8, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.25

Amendment Agreement dated as of September 26, 2018 to the Third Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.26

English translation of Equity Interests Pledge Agreement among Beijing Tencent Music, Xizang Qiming and the shareholders of Xizang Qiming dated February 8, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.27

English translation of Exclusive Option Agreement among Beijing Tencent Music, Xizang Qiming and the shareholders of Xizang Qiming dated February 8, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.28

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Xizang Qiming dated February 8, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.29

English translation of Voting Trust Agreement granted by the shareholders of Xizang Qiming dated February 8, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.30

English translation of Spousal Consent granted by the spouse of Mr. Qihu Yang dated February 8, 2018 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.31

English translation of the Loan Agreement between Beijing Tencent Music and Ms. Min Hu dated February 8, 2018 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.32

English translation of the Loan Agreement between Beijing Tencent Music and Mr. Qihu Yang dated February 8, 2018 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.33

English translation of Equity Interests Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.34

English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.35

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.36

English translation of Voting Trust Agreement granted by the shareholders of Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.37

English translation of Loan Agreement among Mr. Guomin Xie, Mr. Xiaotao Chen and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 21, 2014 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.38

English translation of Debt Assignment and Offset Agreement among Mr. Xiaotao Chen, Mr. Zhongwei Qiu and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 11, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.39

English translation of Spousal Consent granted by the spouse of Mr. Guomin Xie dated July 28, 2018 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.40

English translation of Spousal Consent granted by the spouse of Mr. Liang Tang dated July 25, 2018 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.41

English translation of Spousal Consent granted by the spouse of Mr. Hanjie Xu dated March 26, 2018 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.42

English translation of Spousal Consent granted by the spouse of Mr. Jianming Dong dated July 26, 2018 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.43

English translation of Spousal Consent granted by the spouse of Mr. Zhongwei Qiu dated March 26, 2018 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.44

English translation of Spousal Consent granted by the spouse of Ms. Huan Hu dated July 26, 2018 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.45

English translation of Equity Interests Pledge Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.46

English translation of Exclusive Option Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.47

English translation of Exclusive Technical Service Agreement between Yeelion Online and Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.48

English translation of Voting Trust Agreement granted by the shareholders of Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.49

English translation of Loan Agreement among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi dated July 12, 2016 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.50

English translation of Spousal Consent granted by the spouse of Mr. Guomin Xie dated July 28, 2018 (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.51

English translation of Equity Interests Pledge Agreement among Shenzhen Ultimate Xiangyue, Shenzhen Ultimate Music and the shareholders of Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.52

English translation of Exclusive Option Agreement among Shenzhen Ultimate Xiangyue, Shenzhen Ultimate Music and the shareholders of Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.53

English translation of Exclusive Technical Service Agreement between Shenzhen Ultimate Xiangyue and Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.53 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.54

English translation of Voting Trust Agreement granted by the shareholders of Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.54 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.55

English translation of Spousal Consent granted by the spouse of Mr. Xiudong Ma dated January 11, 2018 (incorporated herein by reference to Exhibit 10.55 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.56

English translation of Spousal Consent granted by the spouse of Mr. Gang Ding dated January 11, 2018 (incorporated herein by reference to Exhibit 10.56 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.57

English translation of Master Business Cooperation Agreement between certain affiliates of Tencent and the Registrant dated July 12, 2018 (incorporated herein by reference to Exhibit 10.57 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.58

Share Subscription Agreement between the Registrant and Min River Investment Limited with respect to the subscription of Class A ordinary shares in connection with the Assured Entitlement Distribution dated December 3, 2018 (incorporated herein by reference to Exhibit 10.58 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.59

Registration Rights Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated November 16, 2018 (incorporated herein by reference to Exhibit 10.59 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

8.1

Principal Subsidiaries and VIEs of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tencent Music Entertainment Group

By:	/s/ Cussion Kar Shun Pang
	Name:	Cussion Kar Shun Pang
	Title:	Chief Executive Officer

Date: April 19, 2019

TENCENT MUSIC ENTERTAINMENT GROUP

(Incorporated in the Cayman Islands with limited liability)

2018 CONSOLIDATED FINANCIAL STATEMENTS

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 19, 2019

We have served as the Company's auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2016	2017	2018
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		2,144	3,149	5,536
Revenue from social entertainment services and others		2,217	7,832	13,449
Total revenues	5	4,361	10,981	18,985
Cost of revenues		(3,129)	(7,171)	(11,708)
Gross profit		1,232	3,810	7,277
Selling and marketing expenses		(365)	(913)	(1,714)
General and administrative expenses		(783)	(1,521)	(2,258)
Total operating expenses		(1,148)	(2,434)	(3,972)
Interest income		32	93	282
Other (losses)/gains, net	6	(13)	124	(29)
Share-based payments arising from issuance of ordinary shares to music label partners	19	-	-	(1,519)
Operating profit		103	1,593	2,039
Share of net profit/(loss) of investments accounted for using equity method	13	11	4	(1)
Fair value change on puttable shares		-	-	(35)
Profit before income tax		114	1,597	2,003
Income tax expense	8(a)	(29)	(278)	(171)
Profit for the year		85	1,319	1,832
Attributable to:
Equity holders of the Company		82	1,326	1,833
Non-controlling interests		3	(7)	(1)
		85	1,319	1,832
		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	9
Basic		0.04	0.51	0.60
Diluted		0.04	0.50	0.58
Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic				1.19
Diluted				1.16

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Profit for the year	85	1,319	1,832
Other comprehensive income:
Item that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	-	-	(675)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	42	(143)	552
Total comprehensive income for the year	127	1,176	1,709
Attributable to:
Equity holders of the Company	124	1,183	1,710
Non-controlling interests	3	(7)	(1)
	127	1,176	1,709

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2017	2018
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	10	127	168
Intangible assets	11	1,717	1,763
Goodwill	12	16,262	17,088
Investments accounted for using equity method	13	378	236
Available-for-sale financial assets	14	3,740	-
Other investments	15(b)	-	217
Financial assets at fair value through other comprehensive income	15(a)	-	3,331
Prepayments, deposits and other assets	16	204	901
Deferred tax assets	8(b)	105	123
		22,533	23,827
Current assets
Inventories		30	35
Accounts receivable	17	1,161	1,483
Prepayments, deposits and other assets	16	1,102	1,823
Other investments	15(b)	-	39
Short-term investments		-	42
Cash and cash equivalents	18	5,174	17,356
		7,467	20,778
Total assets		30,000	44,605
EQUITY
Share capital	19	2	2
Additional paid-in capital	19	23,915	33,776
Other reserves	20	997	903
Retained earnings		1,227	3,040
Equity attributable to equity holders of the Company		26,141	37,721
Non-controlling interests		7	51
Total equity		26,148	37,772
LIABILITIES
Non-current liabilities
Other payables	22	21	241
Deferred tax liabilities	8(b)	304	354
		325	595
Current liabilities
Accounts payable		1,045	1,830
Other payables and accruals	22	1,312	2,742
Current tax liabilities		192	235
Deferred revenue	23	978	1,431
		3,527	6,238
Total liabilities		3,852	6,833
Total equity and liabilities		30,000	44,605

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Other reserves	(Accumulated deficits)/ retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2016		1	-	577	(122)	456	-	456
Comprehensive Income
Profit for the year		-	-	-	82	82	3	85
Currency translation differences		-	-	42	-	42	-	42
Total comprehensive income for the year		-	-	42	82	124	3	127
Transactions with equity holders:
Issuance of ordinary shares for the reverse acquisition	24(a)	1	17,992	-	-	17,993	6	17,999
Issuance of ordinary shares	19	-	2,071	-	-	2,071	-	2,071
Deemed distribution arising from carve out of Tencent PRC Music Business	2.1	-	-	(189)	-	(189)	-	(189)
Share-based compensation-value of employee services	21	-	-	170	-	170	-	170
Appropriation to statutory reserve		-	-	17	(17)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		1	20,063	(2)	(17)	20,045	6	20,051
Balance at December 31, 2016		2	20,063	617	(57)	20,625	9	20,634

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Other reserves	(Accumulated deficits)/ retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2017		2	20,063	617	(57)	20,625	9	20,634
Comprehensive Income
Profit for the year		-	-	-	1,326	1,326	(7)	1,319
Currency translation differences		-	-	(143)	-	(143)	-	(143)
Total comprehensive income for the year		-	-	(143)	1,326	1,183	(7)	1,176
Transactions with equity holders:
Deemed contribution arising from carve out of Tencent PRC Music Business	2.1	-	-	20	-	20	-	20
Issuance of ordinary shares in exchange for equity investments	14	-	7,547	-	-	7,547	-	7,547
Distribution to Tencent	14,19	-	(3,774)	-	-	(3,774)	-	(3,774)
Share-based compensation
- value of employee services	21	-	-	362	-	362	-	362
- proceeds from shares issued		-	79	-	-	79	-	79
Capital contribution from non- controlling interests		-	-	-	-	-	5	5
Business combination	24(b)	-	-	99	-	99	-	99
Appropriation to statutory reserve		-	-	42	(42)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	3,852	523	(42)	4,333	5	4,338
Balance at December 31, 2017		2	23,915	997	1,227	26,141	7	26,148

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2018		2	23,915	997	1,227	26,141	7	26,148
Profit for the year		-	-	-	1,833	1,833	(1)	1,832
Fair value changes on financial assets at fair value through other comprehensive income		-	-	(675)	-	(675)	-	(675)
Currency translation differences		-	-	552	-	552	-	552
Total comprehensive income for the year		-	-	(123)	1,833	1,710	(1)	1,709
Transactions with equity holders:
Issuance of ordinary shares	19	-	2,433	-	-	2,433	-	2,433
Issuance of ordinary shares for acquisition of the remaining interests in associates	19	-	1,027	(827)	-	200	41	241
Issuance of ordinary shares to Musical Label Partners	19	-	2,905	-	-	2,905	-	2,905
Issuance of ordinary shares upon initial public offering	19	-	3,496	-	-	3,496	-	3,496
Share-based compensation - value of employee services and business cooperation arrangements	19,21	-	-	840	-	840	-	840
Additional investment in a non-wholly owned subsidiary		-	-	(4)	-	(4)	4	-
Appropriation to statutory reserve		-	-	20	(20)	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	9,861	29	(20)	9,870	45	9,915
Balance at December 31, 2018		2	33,776	903	3,040	37,721	51	37,772

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2016	2017	2018
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	26(a)	908	2,614	5,604
Interest received		32	93	249
Income taxes paid		(67)	(207)	(221)
Net cash inflow from operating activities		873	2,500	5,632
Cash flows from investing activities
Net cash acquired from/(payment for) business combination	24	676	(72)	(1,090)
Cash acquired from business combinations under common control	25	-	-	397
Payments for settlement of pre-acquisition dividends payables of CMC		(510)	(591)	(19)
Purchase of property, plant and equipment		(41)	(75)	(132)
Purchase of intangible assets		-	(2)	(12)
Net proceeds from short term investments		371	261	11
Proceeds from disposal of investments accounted for using equity method		-	57	-
Payments for acquisition of investments accounted for using equity method		-	(61)	(140)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		-	-	(199)
Loan to a third party		-	-	(5)
Purchase of additional equity interests in a subsidiary		-	-	(1)
Net cash inflow/(outflow) from investing activities		496	(483)	(1,190)
Cash flows from financing activities
Proceeds from issues of ordinary shares	19	1,901	-	2,433
Proceeds from issues of puttable shares	19	-	-	422
Proceeds from issues of ordinary shares to Music Label Partners	19	-	-	1,386
Net proceeds from issues of ordinary shares upon initial public offering	19	-	-	3,500
Deemed (distribution)/contributions arising from carve out of Tencent PRC Music Business		(189)	20	-
Exercise of share options	19	-	79	-
Net cash inflow from financing activities		1,712	99	7,741
Net increase in cash and cash equivalents		3,081	2,116	12,183
Cash and cash equivalents at beginning of the year		-	3,071	5,174
Exchange losses on cash and cash equivalents		(10)	(13)	(1)
Cash and cash equivalents at end of year		3,071	5,174	17,356

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation
1.1	General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. The address of its registered office is Cricket Square, P.O. Box 2582, Grand Cayman KY1-1112, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability and the shares of Tencent are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company completed its initial public offering (“IPO”) on December 12, 2018 on the New York Stock Exchange. Each American Depositary Shares (“ADSs”) of the Company represents two ordinary shares.

The Company, its subsidiaries, its controlled structured entities (“Variable interest entities”, or “VIE”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in operating online music entertainment platforms to provide music streaming, online karaoke and live streaming services in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

1.2	Organization and principal activities

Prior to the completion of the merger of the Company with the music business of Tencent in the PRC (“Tencent PRC Music Business”) through a reverse acquisition of the Company by Tencent PRC Music Business on July 12, 2016 as described below (the “Merger”), Tencent PRC Music Business, mainly comprise QQ Music and WeSing platforms, was operated through a number of entities controlled by Tencent while the Company prior to the Merger mainly operated two online platforms, namely Kugou and Kuwo (“CMC Music Business”). Immediately prior to the Merger, Tencent, through a wholly-owned subsidiary, Min River Investment Limited (“Min River”), held approximately 15.8% of the outstanding ordinary shares of the Company.

On July 12, 2016, the Company and Min River entered into a share subscription agreement (the “Agreement”), pursuant to which the Company conditionally agreed to issue and sell to Min River, and Min River agrees to subscribe for and purchase from the Company, an aggregate of 1,290,862,550 Ordinary Shares (the “Consideration Shares”), representing 54.4% of the outstanding ordinary shares of the Company immediately after the issuance of Consideration Shares, in exchange for Tencent PRC Music Business’s related operating assets and liabilities. Upon the completion of the Merger, Min River held approximately 61.6% of the outstanding ordinary shares of the Company. The platforms of Tencent PRC Music Business are operated under subdomains of a domain controlled by Tencent.

The Merger is accounted for as a reverse acquisition under International Financial Reporting Standard (“IFRS”) 3 (Revised) “Business Combination” as detailed in Note 2.1, under which Tencent PRC Music Business is regarded as the accounting acquirer, and these consolidated financial statements have been presented as a continuation of the financial statements of Tencent PRC Music Business.

Immediately upon the completion of the Merger, Tencent and the Group entered into a business cooperation agreement (the “Business Cooperation Agreement”) and transferring the rights and obligations of existing contracts of Tencent PRC Music Business, which were signed by entities controlled by Tencent with other parties, to the Group.

Pursuant to a special resolution in relation to the change of company name passing at the special general meeting of the Company on December 14, 2016, the name of the Company was changed from China Music Corporation to Tencent Music Entertainment Group with immediate effect.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)

As of December 31, 2018, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Date of Incorporation or acquisition	Equity Interest Held (direct or indirect)	Principal activities	Note
Subsidiaries
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”) (formerly known as “Ocean Music Hong Kong Limited”)	Hong Kong	July 2016	100%	Investment holding and music content distribution	(i)
Tencent Music Entertainment (Beijing) Co., Ltd. (“TME Beijing”) (formerly known as “Ocean Interactive (Beijing) Information Technology Co., Ltd.”)	PRC	July 2016	100%	Technical support and consulting services	(i)
Yeelion Online Network Technology (Beijing) Co., Ltd. (‘‘Yeelion Online”)	PRC	July 2016	100%	Technical support and consulting services	(i), (ii)
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (''TME Tech Shenzhen")	PRC	February 2017	100%	Online music and entertainment related services	(iv)
Variable Interest Entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016	100%	Online music and entertainment related services	(i), (ii)
Beijing Kuwo Technology Co., Ltd.(“Beijing Kuwo”)	PRC	July 2016	100%	Online music and entertainment related services	(i), (ii)
Xizang Qiming Music Co., Ltd.(“Xizang Qiming”)	PRC	February 2018	100%	Music content investments	(v)
Subsidiaries of Variable Interest Entities
Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”)	PRC	July 2016	100%	Online music and entertainment related services	(iii)

Notes:

(i)	Representing the entities comprising the CMC Music Business immediately prior to the Merger completed on July 12, 2016.
(ii)

CMC Music Business acquired Yeelion Online and Guangzhou Kugou in December 2013 and April 2014, respectively. All these entities were deemed acquired by the Company on July 12, 2016 because of the Merger.

(iii)	In July 2016, Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”) was established by the Group for the purpose of operating Tencent PRC Music Business.
(iv)	In February 2017, TME Tech Shenzhen was established by the Group for the purpose of operating Tencent PRC Music Business.
(v)	In February 2018, Xizang Qiming was established by the Group for the purpose of music content investments.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)

Apart from the significant subsidiaries, VIEs and subsidiaries of VIEs listed above, there are certain non-wholly owned subsidiaries of the Group, of which management of the Group considered that these non-wholly owned subsidiaries are not significant to the Group, accordingly, no summarized financial information of these non-wholly owned subsidiaries is presented separately.

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the Company, wholly-owned subsidiaries of the Company, domestic entities (“Operating Entities”) that legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Structure Contracts including Exclusive Technology Services Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.

The Structured Contracts were in place prior to the Merger while have been updated at the time of the Merger. During the years ended December 31, 2017 and 2018, there was no change to the principal terms of the Structured Contracts. The principal terms of the Structured Contracts are further described below:

(a)	Contractual agreements with Beijing Kuwo

Voting Trust Agreement

Pursuant to the Voting Trust Agreement signed in July 2016, the shareholders of Beijing Kuwo each irrevocably granted Yeelion Online or any individual designated by Yeelion Online in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of Beijing Kuwo requiring shareholder approval under PRC laws and regulations and Beijing Kuwo's articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in Beijing Kuwo.

Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement between Yeelion Online and Beijing Kuwo signed in July 2016, Yeelion Online or its designated party has the exclusive right to provide business support, technical services and consulting services in return for a service fee, which represents 90% of net operating income of Beijing Kuwo together with other service fees charged for other ad hoc services provided. Yeelion has the discretion to change the charge rate. During the term of the agreement, without Yeelion Online’s prior written consent, Beijing Kuwo shall not engage any third party for any of such services provided under this agreement. The term for the agreement is 20 years.

Loan agreement

Under the loan agreement between Yeelion Online and the shareholders of Beijing Kuwo in place at the time of the Merger, Yeelion Online provided interest-free loans to the shareholders of Beijing Kuwo solely for the subscription of newly registered capital of Beijing Kuwo. Yeelion Online has the sole discretion to determine the way of repayment, including requiring the shareholders to transfer their equity shares in Beijing Kuwo to Yeelion Online according to the terms indicated in the Exclusive Share Purchase Option as after mentioned. The term for the loan was extended to 20 years starting from July 2016.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)
(a)	Contractual agreements with Beijing Kuwo (Continued)

Exclusive option agreement

Pursuant to the exclusive purchase option agreement amongst Yeelion Online, Beijing Kuwo and its shareholders, the shareholders of Beijing Kuwo granted Yeelion Online or its designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of Beijing Kuwo. Without the consent of Yeelion Online or its designated party, the shareholders of Beijing Kuwo may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. In addition, the shareholders granted TME Beijing or its designated party, an exclusive irrevocable option to purchase, all or part of the assets of Beijing Kuwo at a price equal to the carrying amount of Beijing Kuwo at the time of purchase. The exclusive purchase option agreement remains effective until the options are exercised.

Equity interest pledge agreement

Pursuant to the equity interest pledge agreement amongst Yeelion Online, Beijing Kuwo and its shareholders, the shareholders of Beijing Kuwo pledge all of their equity interests in Beijing Kuwo to Yeelion Online, to guarantee Beijing Kuwo and its shareholders' performance of their obligations under exclusive purchase option agreement, exclusive business cooperation agreement, loan agreement, and powers of attorney. If Beijing Kuwo and/or any of its shareholders breach their contractual obligations under this agreement, Yeelion Online, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without Yeelion Online' s prior written consent, shareholders of Beijing Kuwo shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Yeelion Online's interests.

During the term of this agreement, Yeelion Online is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce ("SAIC"), and will remain effective until Beijing Kuwo and its shareholders discharge all their obligations under the Contractual Arrangements.

Capital subscription agreement

Pursuant to the capital subscription agreement amongst Beijing Kuwo and Linzhi Lichuang Information Technology Co., Ltd. (“Linzhi Lichuang”), an affiliate of Tencent, signed in July 2016, Linzhi Lichuang shall provide capital to Beijing Kuwo for share subscription of Beijing Kuwo in connection with the Agreement. Linzhi Lichuang, as a shareholder of Beijing Kuwo, also signed aforementioned Contractual Agreements except for the loan agreement accordingly.

(b)	Contractual agreements with Guangzhou Kugou

Agreement on authorization to exercise shareholders voting right

Pursuant to the powers of attorney agreement signed in July 2016, the shareholders of Guangzhou Kugou each irrevocably granted TME Beijing or any individual designated by TME Beijing in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of Guangzhou Kugou requiring shareholder approval under PRC laws and regulations and Guangzhou Kugou's articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in Guangzhou Kugou.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)
(b)	Contractual agreements with Guangzhou Kugou (Continued)

Exclusive technical service agreement

Pursuant to the exclusive technical service agreement between TME Beijing and Guangzhou Kugou signed in July 2016, TME Beijing or its designated party has the exclusive right to provide technical and consulting services in return for a service fee, which represents 90% of net operating income of Guangzhou Kugou, together with other service fees charged for other ad hoc services provided. TME Beijing has the discretion to change the charge rate. During the term of the agreement, without TME Beijing's prior written consent, Guangzhou Kugou shall not engage any third party for any of such services provided under this agreement. The term of this agreement is 20 years.

Loan agreement

Under the loan agreement between TME Beijing and the shareholders of Guangzhou Kugou, signed in April 2014, TME Beijing provided interest-free loans to the shareholders of Guangzhou Kugou solely for the subscription of newly registered capital of Guangzhou Kugou. The loans can be repaid only with the proceeds from the sale of all of the equity interest in Guangzhou Kugou to TME Beijing or its designated representative(s). The term of each loan is 20 years from the first withdrawal of such loan by Guangzhou Kugou’s shareholders.

Exclusive purchase option agreement

Pursuant to the exclusive purchase option agreement amongst TME Beijing, Guangzhou Kugou and its shareholders, the shareholders granted TME Beijing or its designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of Guangzhou Kugou. Without the consent of TME Beijing or its designated party, the shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. In addition, the shareholders granted TME Beijing or its designated party, an exclusive irrevocable option to purchase, all or part of the assets of Guangzhou Kugou at a price equal to the carrying amount of Guangzhou Kugou at the time of purchase. The exclusive purchase option agreement remains effective until the options are exercised.

Equity interest pledge agreement

Pursuant to the equity interest pledge agreement amongst TME Beijing, Guangzhou Kugou and its shareholders, the shareholders of Guangzhou Kugou pledge all of their equity interests in Guangzhou Kugou to TME Beijing, to guarantee Guangzhou Kugou and its shareholders' performance of their obligations under exclusive purchase option agreement, exclusive technical service agreement, loan agreement, and powers of attorney. If Guangzhou Kugou and/or any of its shareholders breach their contractual obligations under this agreement, TME Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without TME Beijing's prior written consent, shareholders of Guangzhou Kugou shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice TME Beijing's interests.

During the term of this agreement, TME Beijing is entitled to receive all the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce ("SAIC"), and will remain effective until Guangzhou Kugou and its shareholders discharge all their obligations under the contractual arrangements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)
(b)	Contractual agreements with Guangzhou Kugou (Continued)

Capital subscription agreement

Pursuant to the capital subscription agreement amongst Guangzhou Kugou and Linzhi Lichuang Information Technology Co., Ltd. (“Linzhi Lichuang”), an affiliate of Tencent, signed in July 2016, Linzhi Lichuang shall provide capital to Guangzhou Kugou for share subscription of Guangzhou Kugou in connection with the Agreement. Linzhi Lichuang, as a shareholder of Guangzhou Kugou, also signed aforementioned Contractual Agreements except for loan agreement accordingly.

Similar Structure Contracts were also executed for other Operating Entities established or acquired by the Group similar to the above and consolidated by the Company.

(c)	Risks in relation to the VIEs

In the opinion of the Company's management, the contractual arrangements discussed above have resulted in the Company, Yeelion Online, and TME Beijing having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB3,249 million and RMB4,432 million as of December 31, 2017 and 2018, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of TME Beijing and Yeelion Online for the liabilities of the VIEs, and TME Beijing and Yeelion Online does not have the obligation to assume the liabilities of these VIEs.

The Company determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group's ability to enforce the Contractual Arrangements.

On January 19, 2015, the Ministry of Commerce of the PRC ("MOFCOM"), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include Consolidated VIEs within the scope of entities that could be considered as foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control." The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing entities that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company's ability to use the Contractual Arrangements and the Company's ability to conduct business through them could be severely limited.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)
(c)	Risks in relation to the VIEs (Continued)

The Company's ability to control VIEs also depends on rights provided to TME Beijing and Yeelion Online, under the powers of attorney agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes these powers of attorney agreements are legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the TME Beijing or Yeelion Online, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke the Group’s business and operating licenses;
•	require the Group to discontinue or restrict its operations;
•	restrict the Group’s right to collect revenues;
•	block the Group’s websites;
•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;
•	impose additional conditions or requirements with which the Group may not be able to comply; or
•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018.

	As at December 31,
	2017	2018
	RMB’million	RMB’million
Total current assets	6,205	7,199
Total non-current assets	3,872	5,902
Total assets	10,077	13,101
Total current liabilities	(4,661)	(5,664)
Total non-current liabilities	(304)	(562)
Total liabilities	(4,965)	(6,226)

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Total net revenues	3,007	10,948	18,966
Net profit	61	340	1,333
Net cash inflow/(outflow) from operating activities	842	1,763	(334)
Net cash inflow/(outflow) from investing activities	570	131	(1,244)
Net cash flow from financing activities	-	-	-
Net increase/(decrease) in cash and cash equivalents	1,412	1,894	(1,578)
Cash and cash equivalents, beginning of the year	-	1,412	3,306
Cash and cash equivalents, end of the year	1,412	3,306	1,728

The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company's consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)
(c)	Risks in relation to the VIEs (Continued)

As of December 31, 2017 and 2018, the total assets of Group's VIEs were mainly consisting of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets and intangible assets.

As of December 31, 2017 and 2018, the total liabilities of VIEs were mainly consisting of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group's VIEs include intangible assets acquired through business combination, prepaid content royalties and domain names, servers and leasehold improvements relating to office facilities. The balances of these assets as of December 31, 2017 and 2018 were included in the line of "Total non- current assets" in the table above.

The unrecognized revenue-producing assets held by the Group's VIEs mainly consist of intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of other investments, financial assets at fair value through other comprehensive income and short-term investments, which are carried at fair value.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a)	Carve out financial information of Tencent PRC Music Business

As stated in Note 1.2 above, immediately prior to the Merger, the Tencent PRC Music Business was held and operated by a number of entities controlled by Tencent, and did not exist as a separate legally constituted group. Accordingly, the financial position and performance of the Tencent PRC Music Business for the period from January 1, 2016 to July 12, 2016 (the “Carve-out Period”) which included in the year ended December 31, 2016 is prepared using the carrying values of Tencent PRC Music Business on a standalone basis from Tencent’s perspective.

During the Carve-out Period, the financial information of Tencent PRC Music Business is derived from the historical accounting records of Tencent on the following basis:

(i)

Income statement of the Tencent PRC Music Business for the Carve-out Period includes all revenues, related costs, expenses and charges directly generated or incurred by the Tencent PRC Music Business. Balance sheet of the Tencent PRC Music Business include the assets and liabilities that are directly related and clearly identified to the Tencent PRC Music Business.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.1	Basis of preparation (Continued)
(a)	Carve out financial information of Tencent PRC Music Business (Continued)
(ii)

Any funding received from/paid to Tencent and its group entities/operations other than the Tencent PRC Music Business in the Carve-out Period are treated as deemed capital contribution or return of contributions within the equity. Accounts receivable and other current assets, and accounts payable and other current liabilities received or settled by Tencent are also treated as deemed capital contribution or return of contributions within the equity.

(iii)

Certain common operating and administrative expense incurred by the Tencent PRC Music Business in conjunction with other business operations of Tencent, including financial, human resources, office administration and other support functions are reallocated to the Tencent PRC Music Business primarily based on certain pre- determined charge rates per headcount of the Tencent PRC Music Business, which management believes represent a reasonable allocation methodology as these charge rates are consistent across Tencent.

(iv)	The retained earnings/accumulated deficits within the equity represents the deficit or excess of total assets over total liabilities during the Carve-out Period.

The financial information for the Carve-out Period may not necessarily be indicative of the Tencent PRC Music Business’ financial position, results of operating activities or cash flows had it operated as a separate entity throughout the Carve-out Period presented or for future periods.

(b)	Reverse Acquisition of CMC

Under the reverse acquisition accounting, these consolidated financial statements represent the continuation of the financial statements of the Tencent PRC Music Business (being the legal acquiree and accounting acquirer) except for its capital structure, which reflect the following:

(i)	the assets and liabilities of the legal acquiree (the accounting acquirer) recognized and measured at their pre-combination carrying amounts;
(ii)	the assets and liabilities of the legal parent (the accounting acquiree) recognized and measured at their fair value as at July 12, 2016, the date of the reverse acquisition in accordance with IFRS 3;
(iii)	the retained earnings and other equity balances of the legal acquiree before the business combination; and
(iv)

the amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal acquiree (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) measured at fair value as at July 12, 2016. However, the equity structure reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the Merger. Accordingly, the equity structure of the legal acquiree (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect 1,290,862,550 shares of the legal parent (the accounting acquiree) issued in the Merger.

In applying the reverse acquisition accounting, the consideration deemed to be given by the Tencent PRC Music Business was RMB 17,999 million, which is the fair value of the Company immediately prior to the Merger. The separately identifiable assets and liabilities of the accounting acquiree recognized in the consolidated statement of financial position were at their fair value as at the date of the reverse acquisition. Goodwill arising from the Merger was recognized on the same date. The results and cash flows of the accounting acquiree are included in the Company's consolidated financial statements from the date of the Merger. Further details are disclosed in Note 24(a).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements
(a)	New and amendments to the accounting standards adopted

New and amendments to the standards that effective for the year ended December 31, 2018 do not have a material impact on these consolidated financial statements except IFRS 9 “Financial Instruments”, details of which are set out below:

IFRS 9 “Financial instruments” addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

The Group has reviewed its financial assets and liabilities and adopted the IFRS 9 on January 1, 2018:

Classification and measurement of financial instruments

From January 1, 2018, the Group classifies its financial assets in the following categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and
•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

The effects of the reclassification upon the adoption of IFRS 9 are as below:

		Financial assets
		at fair value
	Available-for-	through other
	sale financial	comprehensive	Other
	assets	income	investments
	RMB’million	RMB’million	RMB’million
At December 31, 2017, as previously reported	3,740	-	-
Reclassification	(3,740)	3,730	10
At January 1, 2018	-	3,730	10

Other investments represent the financial assets at fair value through profit or loss. There was no impact on the Group’s accounting for financial liabilities as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss, while the Group does not have any such liabilities.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements (Continued)
(a)	New and amendments to the accounting standards adopted (Continued)

Impairment of financial assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39, which is the simplified method. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, lease receivables, loan commitments and certain financial guarantee contracts. The changes in the loss allowance for account receivables under the new impairment model was immaterial.

(b)	Recent accounting pronouncements

A number of new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2018, and have not been early adopted by the Group in preparing these consolidated financial statements.

IFRS 16 will result in almost all leases being recognized on the statement of financial position, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short term and low-value leases. The accounting for lessors will not be significantly changed. The standard will affect primarily the accounting for Group’s operating leases.

The Group will apply the standard from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. All right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

The Group expects to recognize right-of-use assets of approximately RMB100 millions and lease liabilities of RMB97 millions on January 1, 2019. The Group expects that net profit after tax will not be materially changed as a result of adopting the new rules. The adoption of new standard will also result in certain reclassification of operating cash flows and financing cash flows.

The Group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the consolidated financial statements.

IFRS 3 (amendment) clarifies the definition of business. Under the new amendment, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The new amendment is mandatory for which the acquisition date is on or after January 1, 2020. The Group does not intend to adopt this standard before its effective date.

Apart from the above, other new standards and amendments to standards are not expected to have a significant effect on the consolidated financial information of the Group.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.3	Principles of consolidation and equity accounting
(a)	Subsidiaries

Subsidiaries are all entities (including VIEs as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet, respectively.

(b)	Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost. Interests in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost in the consolidated balance sheet.

(c)	Joint ventures

Interests in joint ventures are accounted for using the equity method (see (d) below), after initially being recognised at cost in the consolidated balance sheet.

(d)	Equity accounting

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

When the Group's share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2.10 whenever there is an indication that the carrying amount may be impaired in accordance with note 2.11 (b).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.4	Business combinations

The acquisition method of accounting is used to account for all business combinations except for the business combinations under common control as stated below, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred
•	liabilities incurred to the former owners of the acquired business
•	equity interests issued by the Group
•	fair value of any asset or liability resulting from a contingent consideration arrangement, and
•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquired entity on an acquisition-by- acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred,
•	amount of any non-controlling interest in the acquired entity, and
•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Business combination under common control

The Group accounts for the business combination between entities under common control using the predecessor accounting. For predecessor accounting:

•	Assets and liabilities of the acquired entity are stated at predecessor carrying values. Fair value measurement is not required.
•	No new goodwill arises in predecessor accounting.
•

Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity in retained earnings or in a separate reserve.

The Group does not restate any assets and liabilities of the acquired entity. The assets and liabilities of the acquired entity are consolidated using the predecessor’s amounts from the controlling party’s perspective. No new goodwill is recorded. Any difference between the cost of investment and the carrying value of the net assets is recorded in equity as merger reserve.

The Group elects to incorporate the acquired entity’s results only from the date on which the business combination between entities under common control occurred. Consequently, the consolidated financial statements do not reflect the results of the acquired entity for the period before the transaction occurred. The corresponding amount for the previous year are also not restated.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group's chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management's operation review, the chief operating decision-makers and management personnel do not segregate the Group's business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, no geographical segments are presented.

2.6	Foreign currency translation
a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United States Dollars (“US$”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in the income statement.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within fair value change on liabilities of puttable shares. All other foreign exchange gains and losses are presented in the income statement on a net basis within other (losses)/gains, net.

c)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•

income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate. Currency translation differences arising are recognized in other comprehensive income.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.7	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Servers and network equipment	3 - 5 years
Office furniture, equipment and others	3 - 5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease term

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement.

2.8	Goodwill

Goodwill is measured as described in Note 2.10. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

2.9	Other intangible assets
(a)	Domain name, trademark and Internet audio/video program transmission license

Separately acquired domain name, trademark and Internet audio/video program transmission license are shown at historical cost. These assets acquired in a business combination are recognized at fair value at the acquisition date. Domain name, trademark and Internet audio/video program transmission license have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight- line method to allocate the cost of these assets and over their respective useful live of no more than 12 years. The useful lives of these assets are the periods over which they are expected to be available for use by the Group, and the management of the Group also take into account of past experience when estimating the useful lives.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.9	Other intangible assets (Continued)
(b)	Other intangible assets acquired in a business combination

Other intangible assets acquired in a business combination are recognized initially at fair value at the acquisition date and subsequently carried at the amount initially recognized less accumulated amortization and impairment loss, if any. Amortization is calculated using the straight-line method to allocate the costs of acquired intangible assets over the following estimated useful lives:

Online users	1 year
Corporate customer relationship	3 - 4 years
Supplier resources	3 - 6 years
Non-compete agreements	4 - 5 years
Copyrights	2 - 5 years

2.10	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment review on the goodwill of the Group is conducted by the management as at December 31 according to IAS 36 "Impairment of assets". An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.11	Investments and other financial assets
(a)	Classification and measurement

From January 1, 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
•	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.11	Investments and other financial assets (Continued)
(a)	Classification and measurement (Continued)

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Debt instruments

Initial recognition and subsequent measurement of debt instruments depend on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. There are three categories into which the Group classifies its debt instruments:

•

Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are classified as and measured at amortized cost. A gain or loss on a debt investment measured at amortized cost which is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income: Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are classified as and measured at fair value through other comprehensive income. Movements in the carrying amount of these financial assets are taken through other comprehensive income, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and recognized in “other (losses)/gains, net” in the consolidated income statement. Interest income from these financial assets is recognized using the effective interest rate method. Foreign exchange gains and losses and impairment losses or reversals are presented in “other (losses)/gains, net”.

•

Fair value through profit or loss: Financial assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are classified as and measured at fair value through profit or loss. A gain or loss on a debt investment measured at fair value through profit or loss which is not part of a hedging relationship is recognized in profit or loss and presented in “other (losses)/ gains, net” for the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in “other (losses)/gains, net” in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.11	Investments and other financial assets (Continued)
(b)	Impairment

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For accounts receivable and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized since initial recognition.

Impairment on deposits and other receivables is measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since initial recognition, the impairment is measured as lifetime expected credit losses.

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

(c)	Accounting policies applied until December 31, 2017

The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy.

Until December 31, 2017, the Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for- sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period. See Note 27 for details about each type of financial asset.

(i)	Financial assets at fair value through profit or loss

The Group classifies financial assets at fair value through profit or loss if they are acquired principally for the purpose of selling in the short term, i.e. are held for trading. They are presented as current assets if they are expected to be sold within 12 months after the end of the reporting period; otherwise they are presented as non- current assets. The Group's short-term investments were classified as financial assets at fair value through profit or loss.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. The Group's loans and receivables comprise of trade and other receivables and cash and cash equivalents.

(iii)	Available-for-sale financial assets

Investments are designated as available-for-sale financial assets if they do not have fixed maturities and fixed or determinable payments, and management intends to hold them for the medium to long-term. Financial assets that are not classified into any of the other categories (at fair value through profit or loss, loans and receivables or held-to-maturity investments) are also included in the available-for-sale category.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.11	Investments and other financial assets (Continued)
(c)	Accounting policies applied until December 31, 2017 (Continued)

The financial assets are presented as non-current assets unless they mature, or management intends to dispose of them within 12 months of the end of the reporting period.

Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement.

Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized as follows:

•	for “financial assets at fair value through profit or loss” – in profit or loss within other gains/losses
•

for “available-for-sale financial assets” that are monetary securities denominated in a foreign currency – translation differences related to changes in the amortized cost of the security are recognized in the income statement and other changes in the carrying amount are recognized in other comprehensive income

•	for other monetary and non-monetary securities classified as available-for-sale – in other comprehensive income.

Dividends on financial assets at fair value through profit or loss and available-for-sale equity instruments are recognized in the income statement when the Group’s right to receive payments is established.

Interest income from financial assets at fair value through profit or loss and on loans and receivables calculated using the effective interest method are recognized as interest income in the income statement.

Details on how the fair value of financial instruments is determined are disclosed in Note 3.3.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.11	Investments and other financial assets (Continued)
(c)	Accounting policies applied until December 31, 2017 (Continued)
(i)	Assets carried at amortized cost

For loans and receivables, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in income statement. Impairment testing of accounts receivable is described in Note 17.

(ii)	Assets classified as available-for-sale

If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss-measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income statement-is removed from equity and recognized in the income statement.

Impairment losses on equity instruments that were recognized in income statement are not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through income statement.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet where the Company currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Company has also entered into arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of a contract.

2.12	Inventories

Inventories, mainly consisting of merchandise for sale, are primarily accounted for using the weighted average method and are stated at the lower of cost and net realizable value.

2.13	Accounts receivable

Accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. Accounts receivable is generally due for settlement within 30 to 90 days and therefore are all classified as current.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.14	Short-term investments

Short-term investments are investments issued by commercial banks in the PRC with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as current assets.

2.15	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term deposits with original maturities of three months or less.

2.16	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.17	Accounts and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 1 year of recognition. Accounts and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

2.18	Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.18	Current and deferred income tax (Continued)
(c)	Offsetting

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d)	Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

2.19	Employee benefits
(a)	Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period. Employee entitlements to sick and maternity leave are not recognized until the time of leave.

(b)	Pension obligations

The Group participates in various defined contribution retirement benefit plans which are available to all relevant employees. These plans are generally funded through payments to schemes established by governments or trustee-administered funds. A defined contribution plan is a pension plan under which the Group pays contributions on a mandatory, contractual or voluntary basis into a separate fund. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group's contributions to the defined contribution plans are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plan prior to vesting fully in the contributions.

2.20	Share-based payments

The Group operates a number of equity-settled share-based compensation plan (including share option schemes and share award schemes), under which the Group receives services from employees as consideration for equity instruments (including stock options and restricted shares units (“RSUs”)) of the Group. In addition, the controlling shareholder, Tencent, also operates certain share based compensation plans (mainly share option schemes and share award schemes) which may cover the employees of the Group. Share awards granted to the employees of the Group are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company or as “contribution from ultimate holding company” if it is related to equity instruments of Tencent.

For grant of share options, the total amount to be expensed is determined by reference to the fair value of the options granted by using Binomial model (the “Binomial Model”). The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk- free interest rates, contract life and expected dividends. For grant of award shares, the total amount to be expensed is determined by reference to the fair value of the Company or market price of Tencent’s shares at the grant date.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.21	Provisions

Provisions for legal claims and service warranties are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

2.22	Revenue recognition

The Group generates revenues primarily from provision of music entertainment services, such as paid music, virtual gifts sales and content sublicensing, and online advertising. Revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the services and goods may be transferred over time or at a point in time.

(a)	Revenue from online music services

Online music services revenues primarily include revenues from paid subscriptions, sale of digital music singles and albums, content sublicensing and online advertising.

The Group provides to users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and unlimited "ad-free" streaming of the Group's full music content offerings with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized accordingly.

The Group also provides its users to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through the Group's platform. Such music singles and albums will be made available to all users to access after the initial launch period which is generally 3 months. The Group considers that it provides the early access to the newly launched singles and albums within its platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied over time.

The above services can be paid directly by users by way of online payment channels or through various third party platforms. The Group records revenue on gross basis according to the criteria stated in (c) below and recognizes service fees levied by online payment channels or third party platforms ("Channel Fees") as the cost of revenues in the same period as the related revenue is recognized.

The Group sublicenses certain of the Group's music content to other music platforms for a fixed period of time, typically one year, that falls within the original license period. The Group is obliged to replicate the licensed content library for any subsequent changes in the contents, including any new contents or removal of existing contents, updated by the contents partners any time during the sublicense period. As a result, the Group determines sublicense of contents as a single performance obligation. Revenues from sublicensing the contents is recognized over the sublicense period. The Group only recognizes revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. The Group do not adjust the promised amount of consideration for the effects of any significant financing component as the sublicense period is typically one year.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.22	Revenue recognition (Continued)
(a)	Revenue from online music services (Continued)

Advertising revenue is primarily generated through display ads on the Group's platforms. Advertising contracts are signed to establish the fixed prices and advertising services to be provided based on cost per display ("CPD") or cost per mille ("CPM") arrangements. When the collectability is reasonably assured, advertising revenues from the CPD arrangements that are display ads for an agreed period of time, are recognized ratably over the contract period of display based on a time-based measure of progress as the performance obligation is expended evenly over the period, while revenue from the CPM arrangements are recognized based on the number of times that the advertisement has been displayed. The Group allocates revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.

The Group also entered into contracts with advertising agencies third-party or entities controlled by Tencent, which represent the Group in negotiation and contracting with advertisers. The Group shares with these advertising agencies a portion of the revenues the Group derives from the advertisers. Revenues are recognized on a gross or net basis based on assessment according to the criteria stated in (c) below. If revenue for advertising through these advertising agencies are recorded at the gross amount, the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenue for advertising through these advertising agencies are recorded at the net amount, cash incentives, in the form of commissions to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on expected performance.

(b)	Revenue from social entertainment services and others

The Group offers virtual gifts to users for free or sell virtual gifts to users on the Group's online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by the Group. The utilization of each virtual gift sold to users is considered as the performance obligation and the Group allocates revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period. The Group does not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue for the sale of consumable virtual gifts on the online karaoke and online broadcasting platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally does not exceed one year. The Group does not have further obligations to the user after the virtual gifts are consumed. The Group recognizes the revenue for sale of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service period derived from past experiences, given there is an implicit obligation of the Group to maintain the virtual gifts operated on its platforms.

The Group may share with performers a portion of the revenues derived from the sale of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sale of virtual gifts are recorded at the gross amount with the portion remitted to performers is recorded as cost of revenues as the Group considers itself the primary obligor in the sale of virtual gifts with the latitude in establishing prices, and the rights to determine the specifications or change the virtual gifts.

In addition to virtual item sales, the Group also generates revenue from online karaoke and live streaming services by selling premium memberships that provide paying users with certain privileges. The fees for these packages are time-based ranging from one month to twelve months and are collected up-front from subscribers. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.22	Revenue recognition (Continued)
(c)	Principal agent consideration

The Group reports the revenue on a gross or net basis depending on whether the Group is acting as a principal or an agent in a transaction. The determination of whether to report the revenues of the Group on a gross or net basis is based on an evaluation of whether various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service; (iv) has involvement in the determination of product and service specifications.

The Group does not disclose the information about the remaining performance obligations as the performance obligations of the Group have an expected duration of one year or less.

(d)	Contract liabilities and contract costs

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Contract costs includes incremental costs of obtaining a contract and costs to fulfil a contract.

2.23	Interest income

Interest income is recognized using the effective interest method.

2.24	Cost of revenues

Cost of revenues mainly consists of service costs, advertising agency fees, channel fees, amortization of intangible assets, salaries and benefits for operation personnel (including related share-based compensation) and others.

Service costs include royalty payments to music content providers and revenue sharing with performers on the online karaoke and live streaming platforms. Payment arrangements with music content providers are mainly calculated under pre-determined revenue sharing based on actual usage of content. Certain arrangements require the Group to pay certain non-recoupable royalty in advance. The Group expenses the non-recoupable royalty on a straight-line basis over the relevant contractual periods and accrues additional royalty costs when revenue sharing during a contractual period is expected to exceed the non-recoupable royalty amounts.

2.25	Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses to acquire user traffic for our online music show platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation) and intangible assets amortization. Advertising costs are included in "Selling and marketing" and are expensed when the service is received.

2.26	General and administrative expenses

General and administrative expenses mainly consist of salaries and benefits for management and administrative personnel and research and development personnel (including related share-based compensation), rental and depreciation expenses related to facilities and equipment used by our research and development team, professional service expense, amortization of intangible assets, allowance for doubtful debts and other general corporate expenses. The Group recognizes research and development related costs as expense when incurred as the amount of costs qualifying for capitalization has been immaterial.

2.27	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.28	Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (Note 28). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

2.29	Dividends distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company's shareholders or directors, where appropriate.

Distribution of non-cash assets to the Company's shareholders is recognized and measured at the fair value of the non-cash assets to be distributed. Any difference between the fair value and the carrying amount of the non-cash assets to be distributed is recognized in the income statement.

3	Financial risk management
3.1	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management strategy seeks to minimize the potential adverse effects on the financial performance of the Group. Risk management is carried out by the senior management of the Group.

(a)	Market risk
(i)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to RMB and US$. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Group’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is USD whereas the functional currency of the subsidiaries which operate in the PRC is RMB. The Group currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures.

If RMB had strengthened/weakened by 5% against US$ with all other variables held constant, the post-tax profit would have been RMB14 million higher/lower and RMB7 million higher/lower, for the years ended December 31, 2017 and 2018, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in RMB/US$ which is not the functional currencies of the respective Group’s entities.

(ii)	Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as available-for-sale financial assets for 2017 and financial assets at fair value through other comprehensive income for 2018. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of available-for-sale financial assets at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB187 million and RMB167 million higher/lower, for the years ended December 31, 2017 and 2018, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)
3.1	Financial risk factors (Continued)
(a)	Market risk (Continued)

(iii)	Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, the Group has no other significant interest-bearing assets. The directors of the Company do not anticipate there is any significant impact to interest-bearing assets resulted from the changes in interest rates, because the interest rates of these assets are not expected to change significantly.

(b)	Credit risk

The Group is exposed to credit risk in relation to its cash and cash deposits (including term deposits) placed with banks and financial institutions, short-term investments, as well as accounts and other receivables. The carrying amount of each class of these financial assets represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial assets.

The Group has policies in place to ensure that credit terms are granted to counterparties, including customers for contents sublicenses, advertising agencies, third parties platforms as well as entities under Tencent, with an appropriate credit history and the Group performs periodic credit evaluations of these counterparties. Management does not expect any loss arising from non- performance by these counterparties. Customers for contents sublicenses and the third parties platforms are reputable corporations with sound financial position.

The credit quality of the advertising agencies are assessed on a regular basis based on historical settlement records and past experience. Provisions are made for past due balances when management considers the loss from the counterparties is likely. The Group’s historical experience in collection of receivables falls within the recorded allowances.

In addition, deposits are only placed with reputable domestic or international financial institutions. There has been no recent history of default in relation to these financial institutions.

Top five customers accounted for 21% of gross accounts receivable comprise of 12%, 3%, 2%, 2% and 2% from these top five customers as of December 31, 2018. Nevertheless no single external customer amount to more than 10% of the revenue of the Group for the year ended December 31, 2018.

(c)	Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and short-term investments to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As of December 31, 2017 and 2018, the Group did not have any external borrowings and majority of its financial liabilities, mainly comprise of accounts payable and other payables and accruals, are due for settlement contractually within 12 months and the contractual undiscounted cash outflow of the Group’s financial liabilities approximates their carrying amounts included in the consolidated balance sheet.

3.2	Capital risk management

The Group’s objectives on managing capital are to safeguard the Group’s ability to continue as a going concern and support the sustainable growth of the Group in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

In the opinion of the directors of the Company, the Group’s capital risk is low.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)
3.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as of December 31, 2017 and 2018 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The Group’s financial instruments carried at fair values comprised short-term investments, available-for-sale financial assets, financial assets at fair value through other comprehensive income and other investments stated in the consolidated balance sheets as of December 31, 2017 and 2018 were measured at level 2 and level 3 fair value hierarchy, respectively.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The Group has a team of personnel who performs valuation on these level 3 instruments for financial reporting purposes. The team adopts various valuation techniques to determine the fair value of the Group’s level 3 instruments. External valuation experts may also be involved and consulted when it is necessary.

The components of the level 3 instruments mainly include investments in private investment funds and unlisted companies. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. Major assumptions used in the valuation include historical financial results, assumptions about future growth rates, estimates of weighted average cost of capital (WACC), recent market transactions, discount for lack of marketability and other exposure etc. The fair value of these instruments determined by the Group requires significant judgement, including the likelihood of non-performing by the investee companies, financial performance of the investee companies, market value of comparable companies as well as discount rate, etc.

During the years ended December 31, 2017 and 2018, there was no transfer between level 1 and 2 for recurring fair value measurements. Movement of the available-for-sale financial assets and financial assets at fair value that using level 3 measurements have been presented in Note 14 and Note 15, respectively.

4	Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a)	Consolidation of VIEs

As disclosed in Note 1.2, the Group exercises control over the VIEs and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIEs notwithstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Critical accounting estimates and judgments (Continued)
(b)	The estimates of the lifespans of durable virtual gifts

Users purchase certain durable virtual gifts on the Group's online karaoke and live streaming platforms and the relevant revenue is recognized based on the estimated lifespans of the virtual gifts. The estimated lifespans are determined by the management based on the expected service period derived from historical data of user relationship period.

Significant judgements are required in determining the expected user relationship periods, including but not limited to historical users' activities patterns and churn out rate. The Group has adopted a policy of assessing the estimated lifespans of virtual gifts on a regular basis whenever there is any indication of change in the expected user relationship periods.

Any change in the estimates may result in the revenue being recognized on a different basis from that in prior periods.

(c)	Business combination

In business combinations, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. See Note 24.

(d)	Share-based compensation arrangements

The Group measures the cost of equity-settled transactions with employees and non- employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share- based compensation expenses charged to the consolidated income statement. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 21.

(e)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

5	Revenue

During the years ended December 31, 2016, 2017 and 2018, revenue contributed from subscription packages amounted to RMB1,279 million, RMB 1,841 million and RMB2,499 million, respectively.

As of December 2017 and 2018, contracts costs related to contracts with customers are not material to the Group. Details of contract liabilities were disclosed in Note 23.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Other (losses)/gains, net

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Government grants (note)	9	30	52
Impairment provision for investments in associates	-	(2)	(2)
Net foreign exchange (losses)/gains	(23)	18	(31)
Gain on step-up acquisition arising from business combination (Note 24(b))	-	72	-
Fair value change of financial assets	-	-	(30)
Others	1	6	(18)
	(13)	124	(29)

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

7	Expense by nature

	Year ended December 31,
	2016 RMB’million	2017 RMB’million	2018 RMB’million
Service costs (note i)	2,481	6,142	10,323
Advertising agency fees	151	188	204
Employee benefits expenses (note ii and note iii)	721	1,373	2,077
Promotion and advertising expenses	193	660	1,511
Operating lease rentals in respect of office buildings	23	48	56

Notes:

(i)	Service costs mainly comprise of licensing costs, revenue sharing fees paid to content creators and content delivery costs relating primarily to server, cloud services and bandwidth costs.
(ii)

During the years ended December 31, 2016, 2017 and 2018, the Group incurred expenses for the purpose of research and development of approximately RMB449 million, RMB797 million and RMB937 million, which comprised employee benefits expenses of RMB402 million, RMB724 million and RMB825 million, respectively.

No significant development expenses had been capitalized for the years ended December 31, 2016, 2017 and 2018.

(iii)	Employee benefits expenses

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	335	723	1,228
Welfare, medical and other expenses	184	204	293
Share-based compensation expenses	170	384	487
Contribution to pension plans	32	62	69
	721	1,373	2,077

Majority of the Group's contributions to pension plans are related to the local employees in the PRC. All local employees of the subsidiaries in the PRC participate in employee social security plans established in the PRC, which cover pension, medical and other welfare benefits. The plans are organized and administered by the governmental authorities. Other than the contributions made to these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to certain ceilings imposed. These contributions are paid to the respective labor and social welfare authorities and are expensed as incurred.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Taxation
(a)	Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Taxation (Continued)
(a)	Income tax expense (Continued)
(ii)	Hong Kong

Under the current tax laws of Hong Kong, TME HK is subject to Hong Kong profits tax at 16.5% on its taxable income generated from the operations in Hong Kong. Dividends from TME HK is exempted from withholding tax.

(iii)	PRC

Under the Corporate Income Tax (“CIT”) Law, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise” (“SE”) is entitled to an exemption from income taxation for the first two years, counting from the year the enterprise makes profit, and a reduction of half tax rate for the next three years.

Guangzhou Kugou and Beijing Kuwo have been recognized as HNTE under the CIT law by relevant government authorities and were entitled to preferential tax rate of 15% for the years ended December 31, 2016, 2017 and 2018. Guangzhou Fanxing Entertainment Information Technology Co., Ltd. has been recognized as HNTE under the CIT law by the relevant government authority and was entitled to preferential tax rate of 15% for the years ended December 31, 2017 and 2018. Yeelion Online was qualified as SE and has enjoyed the relevant tax holiday starting from the year ended December 31, 2017 (i.e. its first profitable year in 2017). TME Tech Shenzhen was established in Qianhai, Bonded Zone of Shenzhen in 2017, which was subject to an applicable tax rate of 15%, as it met the requirements set out by local tax authorities, and accordingly income tax for TME Tech Shenzhen was provided and paid at the preferential tax rate of 15% for the year ended December 31, 2017. In 2018, TME Tech Shenzhen was further assessed by the relevant government authorities as a SE and has been entitled to the relevant tax holiday since year ended December 31, 2017. Income tax for TME Tech Shenzhen has been provided for at its tax holiday treatment and tax refund for the income tax paid for 2017 was recognized in 2018.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently such enterprise is subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group believes that it is unlikely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes.

The income tax expense of the Group are analyzed as follows:

	Year ended December 31,
	2016 RMB’million	2017 RMB’million	2018 RMB’million
Current income tax	105	353	255
Deferred income tax (note b)	(76)	(75)	(84)
Total income tax expense	29	278	171

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2016, 2017 and 2018, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Taxation (Continued)
(a)	Income tax expense (Continued)
(iii)	PRC (Continued)

	Year ended December 31,
	2016 RMB’million	2017 RMB’million	2018 RMB’million
Profit before income tax expense	114	1,597	2,003
Tax calculated at a tax rate of 25%	28	399	501
Effects of different tax rates applicable to different subsidiaries of the Group	28	(56)	396
Effects of tax holiday on assessable profit of certain subsidiaries	-	(39)	(530)
Effects of tax holiday of a subsidiary recognized for prior year	-	-	(116)
Effects of preferential tax rate on assessable profit of certain subsidiaries	(20)	(161)	(230)
Expense not deductible for tax purposes	63	107	156
Income not subject to tax	(44)	(10)	(2)
Unrecognized deferred income tax assets	36	81	37
Utilization of previously unrecognized tax assets	(48)	(45)	(40)
Others	(14)	2	(1)
	29	278	171

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2016 RMB’million	2017 RMB’million	2018 RMB’million
Effects of tax holiday on assessable profit of certain subsidiaries	-	39	646
Per share effect—basic	-	0.01	0.21
Per share effect—diluted	-	0.01	0.20

The Group’s profit before tax consists of:

	Year ended December 31,
	2016 RMB’million	2017 RMB’million	2018 RMB’million
Non-PRC	(178)	266	(1,579)
PRC	292	1,331	3,582
	114	1,597	2,003

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Taxation (Continued)
(b)	Deferred income tax

	As of December 31,
	2017	2018
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	6	39
Deferred revenue	24	30
Accruals	45	40
Deemed distribution	25	19
Others	6	3
Total deferred tax assets	106	131
Set-off of deferred tax liabilities pursuant to set-off provisions	(1)	(8)
Net deferred tax assets	105	123
The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	298	362
Others	7	-
Total deferred tax liabilities	305	362
Set-off of deferred tax liabilities pursuant to set-off provisions	(1)	(8)
Net deferred liabilities	304	354

The recovery of deferred income tax:

	As of December 31,
	2017	2018
	RMB’million	RMB’million
Deferred tax assets:
to be recovered after more than 12 months	26	44
to be recovered within 12 months	79	79
	105	123
Deferred tax liabilities:
to be recovered after more than 12 months	250	284
to be recovered within 12 months	54	70
	304	354

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Taxation (Continued)
(b)	Deferred income tax (Continued)

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Deemed distribution	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2016	-	-	-	-	-	-
Credited to income statement	-	31	11	-	1	43
Recognized in equity	-	-	-	36	-	36
Business combination (Note 24)	-	4	-	-	4	8
At December 31, 2016	-	35	11	36	5	87
Credited/(charged) to income statement	6	(11)	34	(11)	1	19
At December 31, 2017	6	24	45	25	6	106
Credited/(charged) to income statement	33	6	(5)	(6)	(3)	25
At December 31, 2018	39	30	40	19	3	131

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As of December 31, 2017 and 2018, the Group did not recognize deferred income tax assets of RMB125 and RMB116 million respectively in respect of cumulative tax losses amounting to,  RMB496 million and RMB511 million respectively. These tax losses will expire from 2019 to 2023.

The movements of deferred income tax liabilities were as follows:

	Intangible assets RMB’million	Others RMB’million	Total RMB’million
At January 1, 2016	-	-	-
(Credited)/charged to income statement	(36)	3	(33)
Business combination (Note 24)	383	-	383
At December 31, 2016	347	3	350
(Credited)/charged to income statement	(58)	2	(56)
Business combination (Note 24)	11	-	11
At December 31, 2017	300	5	305
(Credited)/charged to income statement	(54)	(5)	(59)
Business combination (Note 24)	116	-	116
At December 31, 2018	362	-	362

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Earning per share
(a)	Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

(b)	Diluted earnings per share

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and restricted share units (“RSU”), under the treasury stock method. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Basic income per share calculation
Numerator:
Profit for the year attributable to the Company (in millions of RMB)	82	1,326	1,833
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	1,831,604,053	2,593,157,207	3,076,314,670
Basic earnings per share (in RMB)	0.04	0.51	0.60
Basic earnings per ADS (in RMB) (note)			1.19
Diluted net income per share calculation
Numerator:
Profit for the year attributable to the Company (in millions of RMB)	82	1,326	1,833
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	1,831,604,053	2,593,157,207	3,076,314,670
Adjustments for share options and RSU	67,815,772	46,309,205	82,906,218
Number of shares used in computing diluted earnings per share attributable to the Company	1,899,419,825	2,639,466,412	3,159,220,888
Diluted earnings per share (in RMB)	0.04	0.50	0.58
Diluted earnings per ADS (in RMB) (note)			1.16

Note: One ADS represented two Class A ordinary shares of the Company.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10Property, plant and equipment

	Servers and network equipment RMB million	Leasehold improve -ments RMB million	Office furniture, equipment and others RMB million	Total RMB million
At January 1, 2016
Cost	-	-	4	4
Accumulated depreciation	-	-	(1)	(1)
Net book amount	-	-	3	3
Year ended December 31, 2016
Opening net book amount	-	-	3	3
Additions	31	6	4	41
Business combination (Note 24)	52	36	8	96
Disposals	(1)	-	(1)	(2)
Depreciation charge	(17)	(10)	(3)	(30)
Closing net book amount	65	32	11	108
At December 31, 2016
Cost	82	42	15	139
Accumulated depreciation	(17)	(10)	(4)	(31)
Net book amount	65	32	11	108
Year ended December 31, 2017
Opening net book amount	65	32	11	108
Additions	43	33	7	83
Disposals	(1)	-	(1)	(2)
Depreciation charge	(35)	(22)	(5)	(62)
Closing net book amount	72	43	12	127
At December 31, 2017
Cost	123	75	22	220
Accumulated depreciation	(51)	(32)	(10)	(93)
Net book amount	72	43	12	127

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Property, plant and equipment (Continued)

	Servers and network equipment RMB million	Leasehold improve -ments RMB million	Office furniture, equipment and others RMB million	Total RMB million
Year ended December 31, 2018
Opening net book amount	72	43	12	127
Additions	95	10	11	116
Business combination (Note 24)	-	3	1	4
Disposals	(1)	-	-	(1)
Depreciation charge	(45)	(25)	(8)	(78)
Closing net book amount	121	31	16	168
At December 31, 2018
Cost	217	88	30	335
Accumulated depreciation	(96)	(57)	(14)	(167)
Net book amount	121	31	16	168

During the years ended December 31, 2016, 2017 and 2018, depreciation was charged to the income statements as follows:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Cost of revenues	15	33	47
Selling and marketing expenses	2	2	1
General and administrative expenses	13	27	30
	30	62	78

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2016
Cost	-	-	-	-	-	-	-
Accumulated amortization	-	-	-	-	-	-	-
Closing Net book amount	-	-	-	-	-	-	-
Year ended December 31, 2016
Opening net book amount	-	-	-	-	-	-	-
Additions	-	-	-	-	-	-	-
Business combination (Note 24)	1,340	-	315	235	131	192	2,213
amortization charge	(55)	-	(23)	(29)	(14)	(85)	(206)
Closing net book amount	1,285	-	292	206	117	107	2,007
At December 31, 2016		-
Cost	1,340	-	315	235	131	197	2,218
Accumulated amortization	(55)	-	(23)	(29)	(14)	(90)	(211)
Net book amount	1,285	-	292	206	117	107	2,007
Year ended December 31, 2017		-
Opening net book amount	1,285	-	292	206	117	107	2,007
Additions	-	-	-	-	-	4	4
Business combination (Note 24)	-	-	16	3	1	4	24
Disposals	-	-	-	-	-	(1)	(1)
amortization charge	(116)	-	(49)	(61)	(29)	(62)	(317)
Closing net book amount	1,169	-	259	148	89	52	1,717

At December 31, 2017
Cost	1,340	-	331	238	131	81	2,121
Accumulated amortization	(171)	-	(72)	(90)	(42)	(29)	(404)
Net book amount	1,169	-	259	148	89	52	1,717
Year ended December 31, 2018
Opening net book amount	1,169	-	259	148	89	52	1,717
Additions	-	4	-	-	-	11	15
Business combination (Note 24)	-	281	4	-	3	35	323
Disposals	-	-	-	-	-	(1)	(1)
amortization charge	(116)	(13)	(51)	(62)	(29)	(20)	(291)
Closing net book amount	1,053	272	212	86	63	77	1,763
At December 31, 2018
Cost	1,340	285	335	238	134	125	2,457
Accumulated amortization	(287)	(13)	(123)	(152)	(71)	(48)	(694)
Net book amount	1,053	272	212	86	63	77	1,763

During the years ended December 31, 2016, 2017 and 2018, amortization was charged to the income statements as follows:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Cost of revenues	27	60	78
Selling and marketing expenses	109	109	62
General and administrative expenses	70	148	151
	206	317	291

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Goodwill

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Balance as of January 1,	-	15,762	16,262
Goodwill acquired (Note 24)	15,762	500	826
Balance as of December 31,	15,762	16,262	17,088

Goodwill is tested for impairment on an annual basis or when there are indications the carrying amount may be impaired. In 2017 and 2018, the Group had only one operating segment, for the purpose of impairment testing, goodwill is regarded as attributable to the Group as a whole. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts.

Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of each group of CGUs use cash flow projections developed based on financial budgets approved by management of the Group covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated annual growth of not more than 3%. Pre-tax discount rates ranging from 15% to 17.5% are adopted, which reflects market assessment of time value and the specific risks relating to the industry that the Group operates. The financial projections were determined by the management based on past performance and its expectation for market development.

No impairment is recognized for the years ended December 31, 2017 and 2018.

13	Investments accounted for using equity method

	As of December 31,
	2017 RMB’million	2018 RMB’million
Investments in associates	324	190
Investments in joint ventures	54	46
	378	236

	Year ended December 31,
	2016 RMB’million	2017 RMB’million	2018 RMB’million
Share of profit/(loss) of investments accounted for using equity method:
Associates	12	13	12
Joint ventures	(1)	(9)	(13)
	11	4	(1)

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Investments accounted for using equity method (Continued)

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
At beginning of the year	-	292	378
Additions	-	89	99
Business combination (Note 24)	290	1	3
Share of profit/(loss)	11	4	(1)
Disposal	(12)	-	(50)
Step acquisition accounted for as business combination under common control (Note 25)	-	-	(184)
Step acquisition (Note 24)	-	-	(14)
Impairment provision	-	(2)	(2)
Currency translation differences	3	(6)	7
At end of the year	292	378	236

The principal associates and joint ventures of the Group are set out below:

	Place of
	business/	% of ownership interest
	country of	As of December 31,
Name of entity	incorporation	2017	2018
		%	%
United Entertainment Corporation	Cayman	30.00%	NA
Liquid State Limited	Hong Kong	50.00%	50.00%
Beijing New Sound Entertainment Ltd.	China	70.00%	48.00%
Beijing Quku Technology Co., Ltd.	China	38.00%	38.00%
Beijing Tianhaoshengshi Entertainment Culture Co., Ltd.	China	43.90%	-
Beijing Tianhaoshengshi Music Cultural Ltd.	China	-	45.00%
Shenzhen United Entertainment Equity Investment Center (Limited Partnership)	China	50.00%	NA

The tables below provide summarized financial information of the Group’s investments accounted for using equity method. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments and modifications for differences in accounting policies.

	Year ended December 31,
	2016 RMB’million	2017 RMB’million	2018 RMB’million
Revenue	260	403	362
Cost of revenue	(141)	(280)	(163)
Income from operations	65	16	6
Net income	38	17	(5)
Current assets	709	786	948
Non-current assets	160	201	91
Current liabilities	168	200	222
Non-current liabilities	5	1	-

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Available-for-sale financial assets

	As of December 31,
	2017	2018
	RMB’million	RMB’million
Equity investments in unlisted securities	3,740	-

Movement of available-for-sale financial assets is analyzed as follows:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
At beginning of the year	-	10	3,740
Additions (note)	-	7,547	-
Business combination (Note 24)	10	-	-
Deemed distribution (note)	-	(3,774)	-
Currency translation differences	-	(43)	-
Reclassified to financial assets at fair value through other comprehensive income(Note 2.2(a))	-	-	(3,730)
Reclassified to other investments(Note 2.2(a))	-	-	(10)
At the end of the year	10	3,740	-

Note:

In December 2017, the Group entered into a share subscription agreement (“Spotify Subscription Agreement”) with Spotify Technology S.A. (“Spotify”) to subscribe for 8,552,440 ordinary shares or approximately 4.92% of issued ordinary shares of Spotify, at valuation of RMB7,547 million (US$1,142 million), by issuance of 282,830,698 ordinary shares of the Company as consideration. Immediately after the completion of the subscription, the Company transferred 50% of its ordinary shares in Spotify amounting to approximately RMB3,774 million to its controlling shareholder, Tencent, as part of the distribution of stock dividend as described below.

On December 7, 2017, the board of directors of the Company resolved to offer 255,185,879 ordinary shares as fully paid stock dividend to all shareholders of the Company on a pro rata basis and after giving effect to the wavier of stock dividend by Spotify and Tencent, as detailed below, 88,726,036 ordinary shares as fully paid stock dividend have been issued to the Company’s shareholders other than Spotify and Tencent. The stock dividend paid was credited to share capital at the par value of the stock dividend paid with corresponding debited to additional paid-in capital of the same mount.

Pursuant to the Spotify Subscription Agreement, Spotify has waived its right to receive any bonus shares of the Company. In consideration for the waiver to receive stock dividend by Tencent, a certain number of ordinary shares of Spotify acquired by the Company were transferred to Tencent at US$1, which are accounted for as distribution in equity (Note 19).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	Financial assets at fair value
(a)	Financial assets at fair value through other comprehensive income

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Listed equity investments
At beginning of the year	-	-	-
Reclassification from available-for-sale financial assets (note)	-	-	3,730
Fair value change	-	-	(675)
Currency translation differences	-	-	276
At end of the year	-	-	3,331

Note: The Group’s financial assets at fair value through other comprehensive income represented its equity investment in Spotify. Spotify was listed on the New York Stock Exchange in April 2018.

(b)	Other investments

Other investments represent financial assets at fair value through profit or loss.  Movement of other investments is analyzed as follows:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
At beginning of the year	-	-	-
Reclassification from available-for-sale financial assets	-	-	10
Addition (note)	-	-	276
Fair value change	-	-	(30)
At end of the year	-	-	256

Note: During the year ended December 31, 2018, the Group acquired a minority stake in an entertainment and media company at a consideration of RMB160 million and invested in minority interest in certain music related media projects of Tencent Group in aggregate amount of RMB116 million.

16	Prepayments, deposits and other receivables

	As of December 31,
	2017	2018
	RMB’million	RMB’million
Included in non-current assets
Prepaid contents royalties	191	901
Receivables from an associate, Jiyun	13	-
	204	901
Included in current assets
Prepaid contents royalties	831	1,450
Value-added tax recoverable	82	85
Prepaid vendors deposits and other receivables	30	75
Prepaid promotion and other expenses	61	130
Receivable from Tencent (Note 29(b))	59	28
Others	39	55
	1,102	1,823

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	Accounts receivable

	As of December 31,
	2017	2018
	RMB’million	RMB’million
Accounts receivable	1,170	1,490
Less: provision for impairment of trade receivables	(9)	(7)
Accounts receivable, net	1,161	1,483
Ageing analysis of the accounts receivables based on invoice date:
Up to 3 months	1,123	1,304
3 to 6 months	31	144
Over 6 months	16	42
	1,170	1,490
Ageing analysis of the accounts receivables that past due but not impaired:
Up to 6 months	44	94
Over 6 months	7	20
	51	114

Movements in the provision for impairment of accounts receivable that were assessed for impairment collectively are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB’million	RMB’million	RMB’million
At January 1	-	6	9
Provision for impairment recognized in income statement	7	6	3
Receivables written off during the year as uncollectible	(1)	(3)	(5)
At December 31	6	9	7

As of December 31, 2017 and 2018, the amounts of accounts receivable that were past due and impaired were insignificant to the Group.

18	Cash and cash equivalents

	As of December 31,
	2017	2018
	RMB’million	RMB’million
Cash at bank	3,419	7,557
Term deposits with initial terms within three months	1,755	9,799
	5,174	17,356

The effective interest rate of term deposits of the Group with initial terms within three months during the years ended December 31, 2017 and 2018 was 2.91% and 3.24%, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19Share capital

	Number of shares	Share capital RMB’million	Additional paid-in capital RMB’million
Balance January 1, 2016 '(US$0.000083 par value; 1,800,000,000 shares authorized)	1,290,862,550	1	-
Issuance of ordinary shares for the reverse acquisition (Note 24(a))	1,080,239,767	1	17,992
Issuance of stock ordinary shares (note (i))	172,712,345	-	2,071
Balance December 31, 2016 '(US$0.000083 par value; 4,800,000,000 shares authorized)	2,543,814,662	2	20,063
Issuance of ordinary shares (note (i))	15,939,000	-	-
Issuance of stock dividend (Note 14)	88,726,036	-	-
Exercise of share options (note (i))	39,262,654	-	79
Issuance of ordinary shares in exchange for ordinary shares in an investee (Note 14)	282,830,698	-	7,547
Distribution to Tencent (Note 14)	-	-	(3,774)
Balance December 31, 2017 '(US$0.000083 par value; 4,800,000,000 shares authorized)	2,970,573,050	2	23,915
Issuance of ordinary shares (note ii)	97,381,238	-	2,433
Issuance of ordinary shares for acquiring the remaining interest in UEC (Note 25)	23,084,008	-	1,027
Issuance of puttable ordinary (note iii)	24,757,517	-	-
Issuance of ordinary shares to Music Label Partners (note iv)	68,131,015	-	2,905
Issuance of ordinary shares upon initial public offering (note v)	82,059,658	-	3,496
Balance December 31, 2018 (US$0.000083 par value; 4,800,000,000 shares authorized)	3,265,986,486	2	33,776

As of December 31, 2018, analysis of the Company’s issued shares is as follows:

	Number of shares	Share capital RMB’million
Class A ordinary shares	609,770,009	-
Class B ordinary shares	2,656,216,477	2
	3,265,986,486	2

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	Share capital (Continued)

Notes:

(i)	These shares rank pari passu in all respects with the shares in issue.
(ii)

During January to March 2018, 97,318,238 ordinary shares of the Company were allotted and issued to certain existing shareholders and new financial investors for an aggregated consideration of US$382 million (equivalents to approximately RMB2,433 million). These shares rank pari passu in all respects with the shares in issue. The excess over the par value was credited to the additional paid-in capital.

(iii)	Issuance of puttable ordinary shares

During January to March 2018, the Company allotted and issued 24,757,517 ordinary shares of the Company to certain investors for an aggregate consideration of US$123 million (equivalents to approximately RMB775 million). The consideration comprised cash proceeds of US$67 million (equivalents to approximately RMB422 million) and business cooperation arrangements, in form of contents cooperation, valued at approximately US$56 million (equivalents to approximately RMB353 million).

These shares rank pari passu in all respects with the shares in issue except that there is lock up period of 3 years on these shares and the holders have the right to sell their shares to the Company during the lock up period at a pre-determined price (“Put Right”). This arrangement is accounted for as compound instrument under share-based compensation arrangement with debt component, representing the holders’ right to demand payment by exercise the Put Right, which is accounted for as cash-settled share-based compensation and the residual is equity component accounted for as equity-settled shared-based compensation.

The present value of the outflows of cash in relation to the Put Right of approximately US$67 million (equivalents to approximately RMB422 million) is recognized as a liability (Note 22) and subsequently measured at fair value. The residual balance of approximately US$56 million (equivalents to approximately RMB353 million) is accounted for as an equity-settled share-based compensation and recognized in equity.

(iv)	Share Issuances to Music Label Partners

On October 3, 2018, the Company issued a total of 68,131,015 ordinary shares to WMG China LLC (“Warner”), an affiliate of Warner Music Group, and Sony Music Entertainment (“Sony”) for an aggregate cash consideration of approximately US$200 million. Under the share subscription agreements, shares held by Warner and certain shares held by Sony are subject to a lock-up until the earlier of the third anniversary of the completion of the IPO of the Company or October 1, 2021, subject to limited exceptions. The remaining shares held by Sony are subject to a lock-up until the earlier of the end of 180 days after the Company’s prospectus issued on December 12, 2018 or April 1, 2019, subject to limited exceptions. Warner and Sony can request the Company to repurchase the shares held by them at their subscription price if there is no qualified IPO by the end of 2019.

The Company expects this share issuance will help deepen its strategic cooperation with its major music label partners and better align the interests with them to create long-term value. The excess fair value of the shares issued, taking into account the related terms and conditions, over the consideration received of approximately US$221 million (equivalents to approximately RMB1,519 million) was accounted for as share-based accounting charge expensed immediately upon the share issuances under IFRS 2 “Share-based Payment”.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	Share capital (Continued)

Notes: (Continued)

(v)	Dual-class ordinary share structure

The Company adopted a dual-class ordinary share structure effective immediately prior to the completion of the IPO.

Ordinary shares of the Company are divided into Class A ordinary shares and Class B ordinary shares. Holders of the Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary share will be immediately converted into one Class A ordinary share.

All the Company’s issued ordinary shares held by the Company’s shareholders other than the then existing shareholders as of December 8, 2017 and its respective affiliates that holding any ordinary shares in the Company immediately prior to the completion of the IPO (“Pre-2018 Shareholders”) have been re-designated as Class A ordinary shares, and all issued ordinary shares held by the Pre-2018 Shareholders have been re-designated as Class B ordinary shares immediately prior to the completion of the IPO.

On December 12, 2018, 41,029,829 ADSs were offered by the Company upon the listing of the ADSs on the New York Stock Exchange (the “Offering”), which represented 82,059,658 Class A ordinary shares of the Company.

20	Other reserves

	Share-based compensa -tion reserve RMB’million	Contribution from/ (distribution to) ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2016	-	577	-	-	-	-	577
Currency translation differences	-	-	-	42	-	-	42
Shared-based compensation	142	28	-	-	-	-	170
Deemed distribution	-	(189)	-	-	-	-	(189)
Profit appropriations to PRC statutory reserves	-	-	17	-	-	-	17
At December 31, 2016	142	416		42	-	-	617
Currency translation differences	-	-	-	(143)	-	-	(143)
Deemed contribution	99	20	-	-	-	-	119
Share based compensation	335	27	-	-	-	-	362
Profit appropriations to PRC statutory reserves	-	-	42	-	-	-	42
At December 31, 2017	576	463	59	(101)	-	-	997
Currency translation differences	-	-	-	552	-	-	552
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	(675)	-	(675)
Acquisition of remaining interests in associates	-	-	-	-	-	(831)	(831)
Share based compensation	840						840
Profit appropriations to PRC statutory reserves	-	-	20	-	-	-	20
At December 31, 2018	1,416	463	79	451	(675)	(831)	903

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share based compensation
(a)	Share-based compensation plans of the Company

The Group has adopted three share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme and the 2017 Option Plan.

(i)	2014 Share Incentive Plan

2014 Share Incentive Plan was approved by the then board of directors of the Company in October 2014 prior to the Reverse Acquisition. According to the 2014 Share Incentive Plan, 96,704,847 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company. The options will be exercisable only if option holder continues employment or provide services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

Some granted options follow the first category vesting schedule, one-fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one-eighth (1/8) of which shall vest and become exercisable on each half of a year anniversary thereafter. Some granted options follow the second category vesting schedule, one-fourth (1/4) of which shall vest upon the first anniversary of the grant date and one-sixteenth (1/16) of which shall vest on each three months thereafter. Under the second category vesting schedule, in the event of the Company’s completion of an IPO or termination of the option holder’s employment agreement by the Company without cause, the vesting schedule shall be accelerated by a one year period (which means that the whole vesting schedule shall be shortened from four years to three years). For the third category vesting schedule, all options shall vest upon the first anniversary of the grant date, and in the event of the Company’s completion of an IPO.

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value
		(US$)	(US$)
Outstanding as of January 1, 2016	-	-	-
Arising from business combination	98,821,647	0.25	2.04
Forfeited	(2,116,800)	0.29	1.98
Outstanding as of December 31, 2016	96,704,847	0.25	2.05
Vested and expected to vest as of December 31, 2016	87,734,832	0.24	2.04
Exercisable as of December 31, 2016	59,808,852	0.25	2.03
Non vested as of December 31, 2016	36,895,995	0.24	2.08
Outstanding as of January 1, 2017	96,704,847	0.25	2.05
Exercised	(39,262,654)	0.30	1.98
Forfeited	(3,943,920)	0.24	2.08
Outstanding As of December 31, 2017	53,498,273	0.21	2.09
Vested and expected to vest As of December 31, 2017	49,573,551	0.21	2.09
Exercisable As of December 31, 2017	33,196,944	0.18	2.11
Non vested As of December 31, 2017	20,301,329	0.26	2.06

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share based compensation (Continued)
(a)	Share-based compensation plans of the Company (Continued)
(i)	2014 Share Incentive Plan (Continued)

			Weighted-
		Weighted-	average grant
	Number of	average	date fair
	options	exercise price	value
		(US$)	(US$)
Outstanding as of January 1, 2018	53,498,273	0.21	2.09
Anti-dilution adjustments	4,731,938	-	-
Forfeited	(1,494,002)	0.24	2.05
Outstanding as of December 31, 2018	56,736,209	0.19	1.94
Vested and expected to vest as of December 31, 2018	55,921,341	0.19	1.94
Exercisable as of December 31, 2018	50,155,161	0.18	1.94
Non vested as of December 31, 2018	6,581,048	0.25	1.91

Note: The fair values of employee stock options were valued using the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	2016	2017
Risk free interest rate	1.5%	1.5%
Expected dividend yield	0%	0%
Expected volatility range	64%-65%	64%-65%
Exercise multiples	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years

The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date. The exercise multiples was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share based compensation (Continued)
(a)	Share-based compensation plans of the Company (Continued)
(i)	2014 Share Incentive Plan (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price	Share options December 31, 2017	Share options December 31, 2018
March 1, 2015	February 28, 2025	US$0.000076	2,348,099	2,348,099
March 1, 2015	February 28, 2025	US$0.27	2,630,000	2,714,940
March 1, 2015	February 28, 2025	US$0.000076	11,924,136	12,945,345
March 1, 2015	February 28, 2025	US$0.27	9,939,200	10,776,631
March 30, 2015	March 29, 2025	US$0.27	3,444,042	3,748,650
July 1, 2015	June 30, 2025	US$0.27	200,000	75,100
October 1, 2015	September 30, 2025	US$0.27	780,600	791,880
December 31, 2015	December 30, 2025	US$0.27	2,933,281	3,036,686
December 31, 2015	December 30, 2025	US$0.000076	212,000	230,750
March 1, 2016	February 28, 2026	US$0.27	761,000	746,643
March 31, 2016	March 30, 2026	US$0.27	340,500	370,040
June 1, 2016	May 30, 2026	US$0.27	6,521,513	7,098,340
June 30, 2016	June 29, 2026	US$0.000076	600,000	653,070
June 30, 2016	June 29, 2026	US$0.27	10,863,902	11,200,035
Total			53,498,273	56,736,209
Weighted average remaining contractual life of options outstanding at end of period:			7.22	6.23

(ii)	2017 Restricted Share Scheme and 2017 Option Plan

Followed the completion of the Reverse Acquisition, the Company have reserved certain ordinary shares to be issued to any qualified employees of Tencent PRC Music Business transferred to the Group.

In October 2016, the Group agreed to grant certain restricted shares and share options of the Company to certain employees of Tencent PRC Music Business that transferred to the Group, mutual understanding of the key terms and conditions of relevant restricted shares and share options have been reached between the Company and qualified employees.

7,172,472 restricted shares and 12,034,480 share options have been granted during 2016 while formal grant letters were signed subsequently in May 2017. The Group recognizes the share-based compensation expenses of these restricted shares and share options since October 2016.

Pursuant to the restricted shares agreements under 2017 Restricted Share Scheme, subject to grantee's continued services to the Group through the applicable vesting date, some restricted shares follow the first category of vesting schedule, one-fourth(l/4) of which shall vest eighteen months after grant date, and one-fourth (1/4) every year after. Other granted restricted shares shall follow the second vesting schedule, half (1/2) shall vest six months after grant date, and the other half shall vest six months thereafter.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share based compensation (Continued)
(a)	Share-based compensation plans of the Company (Continued)
(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Movements in the number of RSUs for the years ended December 31, 2017 and 2018 are as follows:

	Number of awarded shares
	Year ended December 31,
	2016	2017	2018
Outstanding as of January 1	-	7,172,472	8,141,664
Anti-dilution adjustments	-	-	719,968
Granted	7,172,472	1,234,514	5,335,010
Forfeited	-	(265,322)	(472,542)
Outstanding as of December 31	7,172,472	8,141,664	13,724,100
Expected to vest as of December 31	4,583,524	5,797,563	10,318,030

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2016, 2017 and 2018 was US$2.14 per share (equivalent to approximately RMB13.98 per share), US$3.26 per share (equivalent to approximately RMB21.27 per share) and US$6.12 per share (equivalent to approximately RMB42.06 per share), respectively.

Share options granted are generally subject to a four batches vesting schedule as determined by the board of directors of the grant. One-fourth (1/4) of which shall vest nine months or eighteen months after grant date, respectively, as provided in the grant agreement, and one-fourth (1/4) of which vest upon every year thereafter. The vested options shall become exercisable in the event of the Company’s completion of an IPO.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share based compensation (Continued)

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value
		(US$)	(US$)
Outstanding as of January 1, 2016	-	-	-
Granted	12,034,480	2.53	1.03
Outstanding as of December 31, 2016	12,034,480	2.53	1.03
Vested and expected to vest as of December 31, 2016	7,944,083	2.53	1.03
Exercisable as of December 31, 2016	-	-	-
Non vested as of December 31, 2016	12,034,480	2.53	1.03
Outstanding as of January 1, 2017	12,034,480	2.53	1.03
Granted	15,315,256	1.35	3.10
Forfeited	(388,350)	0.29	3.39
Outstanding as of December 31, 2017	26,961,386	1.89	2.17
Vested and expected to vest as of December 31, 2017	18,362,420	1.87	2.18
Exercisable as of December 31, 2017	-	-	-
Non vested as of December 31, 2017	26,961,386	1.89	2.17
Outstanding as of January 1, 2018	26,961,386	1.89	2.17
Anti-dilution adjustments	2,384,714	-	-
Granted	7,777,224	6.76	3.27
Forfeited	(1,037,021)	1.35	1.85
Outstanding as of December 31, 2018	36,086,303	2.75	2.24
Vested and expected to vest as of December 31, 2018	28,604,121	2.58	2.38
Exercisable as of December 31, 2018	7,252,971	1.76	1.75
Non vested as of December 31, 2018	28,833,332	3.00	2.47
(a)	Share-based compensation plans of the Company (Continued)
(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

The fair value of share options were valued using the Binomial option-pricing model.

Assumptions used in the Binomial option-pricing model are presented below:

	Year ended December 31,
	2016	2017	2018
Risk free interest rate	1.6%	2.1-2.5%	2.97%-3.21%
Expected dividend yield	0%	0%	0%
Expected volatility	55%	55%-60%	50%-60%
Exercise multiples	2.8	2.2-2.8	2.8
Contractual life	10 years	10 years	10 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21Share based compensation (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Share options As of December 31,
Grant Date	Expiry date	Exercise price	2017	2018
June 16, 2017	June 15, 2027	US$2.32	12,034,480	13,098,930
August 31, 2017	August 30,2027	US$0.27	7,666,803	7,768,593
December 20, 2017	December 19, 2027	US$2.32	7,260,103	7,902,280
April 16, 2018	April 15, 2028	US$4.04	-	1,300,000
October 17, 2018	October 16, 2028	US$7.14	-	6,016,500
Total			26,961,386	36,086,303
Weighted average remaining contractual life of options outstanding at end of year:			9.21	8.62

(b)	Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) covering certain employees of the Group.

Share options granted are generally subject to a four-year or five-year vesting schedule as determined by the board of directors of Tencent. Under the four-year vesting schedule, share options in general vest one-fourth (1/4) upon the first anniversary of the grant date, and one-fourth (1/4) every year after. Under the five-year vesting schedule, depending on the nature and purpose of the grant, share options in general vest one-fifth (1/5) upon the first or second anniversary of the grant date, respectively, as provided in the grant agreement, and one-fifth (1/5) every year after.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share based compensation (Continued)
(b)	Share-based compensation plans of Tencent (Continued)

RSUs are subject to a three-year or four-year vesting schedule, and each year after the grant date, one-third (1/3) or one-fourth (1/4) shall vest accordingly. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of seven years from the date of grant. Movements in the number of share options of Tencent relevant to the Group outstanding is as follows:

			Weighted-
		Average	average grant
	Number of	exercise price	date fair value
	shares	(HK$)	(HK$)
Outstanding as of January 1, 2016	67,500	55.18	50.90
Granted	53,160	174.86	55.42
Exercised	(35,000)	54.14	51.09
Outstanding as of December 31, 2016	85,660	129.88	53.63
Vested and expected to vest as of December 31, 2016	67,803	119.12	53.52
Exercisable as of December 31, 2016	22,500	26.08	56.00
Non vested as of December 31, 2016	63,160	166.85	52.79
Outstanding as of January 1, 2017	85,660	129.88	53.63
Granted	32,410	272.36	81.70
Exercised	(32,735)	64.88	53.28
Outstanding as of December 31, 2017	85,335	208.93	64.43
Vested and expected to vest as of December 31, 2017	57,795	208.52	64.25
Exercisable as of December 31, 2017	8,055	174.86	55.42
Non vested as of December 31, 2017	77,280	212.48	65.37
Outstanding as of January 1, 2018	85,335	208.93	64.43
Exercised	(10,235)	150.16	47.30
Outstanding as of December 31, 2018	75,100	216.94	66.76
Vested and expected to vest as of December 31, 2018	63,462	214.53	66.11
Exercisable as of December 31, 2018	24,212	207.49	64.21
Non vested as of December 31, 2018	50,888	221.43	67.97

The fair values of employee stock options were valued using the Binomial option-pricing model.

Assumptions used in the Binomial option-pricing model for the years ended December 31, 2016 and 2017 are presented below:

	Year ended December 31,
	2016	2017
Risk free interest rate	0.69%	1.39%
Expected dividend yield	0.32%	0.33%
Expected volatility range	35%	30%
Exercise multiples	2.5	7
Contractual life	7 years	7 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share based compensation (Continued)
(b)	Share-based compensation plans of Tencent (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Share options
			As of December 31,
Grant Date	Expiry date	Exercise price	2017	2018
July 10, 2014	July 9, 2021	HK$124.30	5,000	-
July 6, 2016	July 5, 2023	HK$174.86	47,925	42,690
July 10, 2017	July 9, 2024	HK$272.36	32,410	32,410
Total			85,335	75,100

Movements in the number of awarded shares for the years ended December 31, 2017 and 2018 are as follows:

	Number of awarded shares Year ended December 31,
	2016	2017	2018
Outstanding as of January 1	797,355	731,814	430,418
Granted	222,800	24,503	-
Forfeited	(1,707)	(9,013)	(4,718)
Vested and transferred	(286,634)	(316,886)	(237,752)
Outstanding as of December 31	731,814	430,418	187,948
Expected to vest as of December 31	658,633	361,943	166,321

The fair value of the awarded shares was calculated based on the market price of the Tencent’s shares at the respective grant date. The expected dividends during the vesting period have been taken into account when assessing the fair value of these awarded shares.

The weighted average fair value of awarded shares granted during the years ended December 31, 2016 and 2017 was HK$172.56 per share (equivalent to approximately RMB144.25 per share) and HK$271.6 per share (equivalent to approximately RMB 227.03 per share), respectively.

The outstanding awarded shares as of December 31, 2018 were divided into two to five tranches on an equal basis as at their grant dates. The first tranche can be exercised immediately or after a specified period ranging from four months to four years from the grant date, and the remaining tranches will become exercisable in each subsequent year. The optionee may elect at any time while remains an employee, to exercise any part or all of the vested options before the expiry date.

(c)	Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2017 and 2018, the Expected Retention Rate of the Group was assessed to be 90%.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	Other payables and accruals

	As of December 31,
	2017 RMB’million	2018 RMB’million
Included in non-current liabilities
Investment payables	-	169
Contingent consideration (Note 24)	-	32
Government grants	21	13
Deferred revenue (Note 23)	-	27
	21	241
Included in current liabilities
Dividend payable	31	12
Accrued expenses (note)	752	1,467
Advances from customers	69	106
Investment payables	303	389
Contingent consideration (Note 24)	-	31
Other tax liabilities	37	103
Present value of liability of puttable shares	-	494
Other deposits	40	71
Others	80	69
	1,312	2,742

Note: Accrued expenses mainly comprise of payroll and welfare, advertising and marketing, operating lease rental and other operating expenses.

23	Deferred revenue

	As of December 31,
	2017 RMB’million	2018 RMB’million
Non-current	-	27
Current	978	1,431
	978	1,458

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for time-based virtual gifts, membership subscriptions, and digital music albums or single songs, for which the related services had not been rendered as of December 31, 2017 and 2018.

Revenue recognized for the years ended December 31, 2016, 2017 and 2018 related to carried-forward contract liabilities amounted to RMB126 million, RMB372 million and RMB978 million, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Business combination
(a)	Acquisition of CMC in 2016

As detailed in Notes 1.2 and 2.1, the Merger is accounted for as a reverse acquisition under IFRS 3 of which Tencent PRC Music Business is regarded as the accounting acquirer, whereas the CMC music business is regarded as the accounting acquiree.

As a result of the Merger, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the Merger was attributable to increased presence in the online music in China, operating synergies and economies of scale expected from the combined operations of the Group and CMC. The goodwill recognized was not expected to be deductible for income tax purpose.

In applying the reverse acquisition accounting, the consideration deemed to be given by the Tencent PRC Music Business was RMB17,999 million, which is the fair value of the Company immediately prior to the Merger using income approach, the discounted cash flow model.

The following table summarizes the consideration transferred and the amount of identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in CMC at the acquisition date.

RMB’million
Purchase consideration	17,999
Fair value of non-controlling interest	6
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	676
Short-term investments	632
Accounts and other receivables	207
Intangible assets	2,213
Available-for-sale financial assets	10
Property, equipment and software	96
Prepayments, deposits and other assets	744
Dividend payable	(1,251)
Other payables, accruals and other current liabilities	(640)
Deferred revenue	(26)
Deferred tax liabilities	(383)
Other liabilities	(35)
Goodwill	15,762

The revenue and profit before income tax of accounting acquiree, CMC that have been included in the consolidated financial statements for the year ended December 31, 2016 since July 12, 2016 amounted to RMB2,474 million and RMB731 million, respectively.

The Group’s pro forma financial performance for the year ended December 31, 2016 as if the Merger had occurred on January 1, 2016 is presented below:

RMB’million
(Unaudited)
Revenue	6,143
Online music services	2,417
Social entertainment services and others	3,726
Gross profit	1,728
Operating profit	58
Profit before income tax	73
Profit after tax	41

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Business combination (Continued)
(a)	Acquisition of CMC in 2016 (Continued)

The Group did not have any material pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and profit before income tax. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition taken place as of the beginning of the periods presented and may not be indicative of future operating results.

Transaction costs of the acquisition of CMC were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2016.

(b)	Acquisition of Ultimate Music Inc. in 2017

In October 2017, the Group completed the acquisition of 100% ordinary shares of Ultimate Music Inc. (the “Ultimate”). Ultimate is principally engaged in online music operations.

According to the terms agreed among the sellers and the Group, the purchase consideration of the acquisition comprise of (i) an aggregate amount of approximately RMB463 million to be settled unconditionally, including cash and certain ordinary shares of the Company to be issued before June 30, 2018 ("Unconditional Consideration"), and (ii) cash of US$26 million to be paid in certain instalments in 4 years and approximately 26,543,339 or ordinary shares of the Company to be issued in several tranches in coming years, subject to certain services condition mainly relating to the continuing employment of sellers management after acquisition ("Contingent Consideration"). The Contingent Consideration will be forfeited if the employment terminates, therefore, it was accounted for as post-acquisition employment compensation while the unconditional consideration was accounted for as purchase consideration.

As a result of the acquisition, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the acquisition was attributable to expected operating synergies as well as an increase in coverage of the online music market in China. The goodwill recognized was not expected to be deductible for income tax purpose.

The following table summarizes the consideration transferred and the amount of identified assets acquired and liabilities assumed at the acquisition date.

RMB’million
Purchase consideration	463
Fair value of existing interest in Ultimate	72
535
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	33
Accounts and other receivables	9
Intangible assets	24
Prepayments, deposits and other assets	21
Deferred revenue	(1)
Other payables and accruals	(41)
Deferred tax liabilities	(10)
Goodwill	500

The revenue and the results contributed by Ultimate to the Group for the period since the completion date were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition of Ultimate otherwise occur on January 1, 2017.

Transaction costs of the acquisition of Ultimate were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2017.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Business combination (Continued)
(c)	Acquisition of a music content company in 2018

In October 2018, the Company acquired the entire equity interest of a music contents production company at a cash consideration comprising of a fixed amount and a variable amount, settlement in certain tranches, to enhance its music contents library. The variable amount is determined based on certain operation and financial performance of the acquiree and up to RMB400 million. As of the acquisition date, the fixed consideration was recognized at its present value and the variable consideration was recognized at fair value of approximately RMB63 million determined by management.

As a result of the acquisition, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the acquisition was attributable to an increase in coverage of the online music market of China. The goodwill recognized was not expected to be deductible for income tax purpose.

The following table summarizes the amount of identified assets acquired and liabilities assumed at the acquisition date.

RMB’million
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	68
Accounts and other receivables	101
Intangible assets	297
Prepayments, deposits and other assets	162
Deferred revenue	(18)
Other payables and accruals	(57)
Deferred tax liabilities	(105)
Goodwill	798
1,246

The revenue and the results contributed by the acquiree to the Group for the period since the completion date were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition otherwise occur on January 1, 2018.

Transaction costs were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2018.

(d)	Other acquisitions in 2018

During the year ended December 31, 2018, the Group also acquired certain insignificant subsidiaries.

25	Acquisition of subsidiaries accounted for as business combination under common control

On September 1, 2018, the Company acquired all the remaining interest of an associate, UEC, from Tencent and other shareholders, which included a director of the Company, for an aggregated consideration comprising of 12,781,204 and 10,302,804 ordinary shares of the Company, respectively amounting to approximately US$151 million (equivalents to approximately RMB1,027 million). 460,724 share options of the Company were also granted to employee of UEC to replace their outstanding share options. Upon completion of the acquisition, UEC became a wholly-owned subsidiary of the Company.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Acquisition of subsidiaries accounted for as business combination under common control (Continued)

As the Company and UEC are under common control of Tencent, the acquisition to the extent of the acquired interest from Tencent was accounted for as a business combination under common control. Accordingly, the Group incorporate the book value of the assets and liabilities of UEC in its financial statements which mainly comprise of cash and cash equivalents of RMB397 million, accounts receivable of RMB39 million, accounts payable of RMB16 million, other payables and accruals of RMB34 million, other net assets of RMB20 million and non-controlling interests of RMB22 million. Any difference between the purchase price paid to Tencent and the attributable portion of net book value of net assets acquired was recognized in equity as merger reserve. The acquisition of the remaining interest from other shareholders was accounted for as a transaction with non-controlling interests. Any difference between the purchase price paid to other shareholders and the attributable portion of net book value of net assets acquired was recognized in equity as capital reserve.

The Group accounts for the business combination between entities under common control using the predecessor accounting.  The Group elects to incorporate the acquired entity’s results only from the date on which the business combination between entities under common control occurred. Consequently, the consolidated financial statements do not reflect the results of the acquired entity for the period before the transaction occurred. The corresponding amount for the previous year are also not restated.

26	Cash flow information
(a)	Cash generated from operations

	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Profit before income tax	114	1,597	2,003
Adjustments for:
Depreciation and amortization	236	379	369
Impairment provision for investments in associates (Note 6)	-	2	2
Provision for doubtful accounts (Note 17)	7	6	3
Non-cash employee benefits expense – share based payments (Note 7)	170	362	487
Non-cash share-based payments arising from issues of ordinary shares to music label partners(Note 19(iv))	-	-	1,519
Fair value losses on other investments	-	-	30
Net (gains)/losses in relation to equity investments	(4)	(72)	20
Share of (profit)/loss of associates and joint ventures (Note 13)	(11)	(4)	1
Interest income	(32)	(93)	(282)
Fair value change on puttable shares	-	-	35
Net exchange differences (Note 6)	23	(18)	31
Increase in accounts receivable	(266)	(447)	(182)
Increase in inventories	(11)	(16)	(4)
Increase/(decrease) in other operating assets	193	(137)	(789)
Increase in accounts payables	315	4	780
Increase in other operating liabilities	174	1,051	1,581
Cash generated from operations	908	2,614	5,604

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Cash flow information (Continued)
(b)	Non-cash investing and financing activities

	2016 RMB’million	2017 RMB’million	2018 RMB’million
Issuance of ordinary shares to music label partners	-	-	1,519
Issuance of ordinary shares for business combinations	17,999	-	-
Issuance of ordinary shares for equity investments	-	7,547	1,027
Distribution to Tencent	-	(3,774)	-
Other payable for business combinations	-	277	-
Issuing restricted shares for business combinations	-	149	-
Settlement of dividend by issuance of shares	138	58	-
Other receivables from disposal of long term investments	16	-	-
Other payable for acquisition of investments in Joint ventures	-	46	-
Insurance of ordinary shares for licensing of contents	30	-	-

27	Financial instruments by category

The Group holds the following financial instruments:

Financial assets	Loans and receivables RMB’million	Other investments RMB’million	Financial assets at fair value through other comprehensive income RMB’million	Available- for-sale financial assets RMB’million	Total RMB’million
As at December 31, 2017
Accounts receivable (Note 17)	1,161	-	-	-	1,161
Other receivables (Note 16)	133	-	-	-	133
Available-for-sale financial assets (Note 14)	-	-	-	3,740	3,740
Cash and cash equivalents (Note 18)	5,174	-	-	-	5,174
	6,468	-	-	3,740	10,208
As at December 31, 2018
Accounts receivable (Note 17)	1,483	-	-	-	1,483
Other receivables (Note 16)	80	-	-	-	80
Cash and cash equivalents (Note 18)	17,356	-	-	-	17,356
Other investments	-	256	-	-	256
Financial assets at fair value through other comprehensive income	-	-	3,331	-	3,331
	18,919	256	3,331	-	22,506

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Financial instruments by category (Continued)

Financial liabilities	Liabilities at amortized cost RMB’million
As at December 31, 2017
Accounts payable	1,045
Other payables and accruals (note)	787
1,832
As at December 31, 2018
Accounts payable	1,830
Other payables and accruals (note)	1,902
3,732

Note:  Other payables and accruals exclude prepayment received from customers and others, staff costs, welfare accruals, other tax liabilities, government grant and deferred revenue.

28	Commitments
(a)	Non-cancellable operating leases

The following table summarizes future minimum commitments of the Group under non-cancelable operating arrangements, which are mainly related to leased facilities and rental of bandwidth:

	2017 RMB’million	2018 RMB’million
Within one year	61	212
Later than one year but not later than five years	44	93
	105	305

(b)	Contents royalty

The Group is subject to the following minimum royalty payments associated with its license agreements:

	2017	2018
	RMB’million	RMB’million
Within one year	1,821	3,599
Later than one year but not later than five years	3,102	2,284
More than 5 years	-	2
	4,923	5,885

(c)	Capital commitments

As of December 31, 2017 and 2018, the Company had commitments for non-cancelable agreements to leasehold improvements of RMB4 million and RMB1 million, respectively.

(d)	Investment commitments

As of December 31, 2017 and 2018, the Group had commitments of approximately RMB52 million and RMB 94 million to invest in certain entities to hold the equity interest in such entities.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
Beijing Quku Techsnology Co., Ltd.	The Company’s associate
Beijing Tianhao Shengshi Music Cultural Ltd.	The Company’s associate
Nanjing Jiyun Cultural Development Ltd.	The Company’s associate, before May 31, 2018
UEC and its subsidiaries	The Company’s associate, before August 31, 2018

(a)	Transactions

For the years ended December 31, 2017 and 2018, significant related party transactions were as follows:

	2016 RMB’million	2017 RMB’million	2018 RMB’million
Revenue
Online music services to Tencent Group	90	33	51
Online music services to associates of Tencent Group	-	-	18
Social entertainment services and others to the Company’s associates and associates of Tencent Group	15	20	63
Expenses
Operation expenses recharged by Tencent Group	428	493	589
Advertising agency cost to Tencent Group	151	187	207
Content royalties to the Company’s associates and associates of Tencent Group	18	45	88
Other channel cost to associates of Tencent Group	-	-	14

Pursuant to the Business Cooperation Agreement signed upon the Merger, the Group is entitled to the revenue generated from music copyrights sublicensing contracts signed by Tencent Group prior to the merger. As at December 31, 2016, 2017 and 2018, there were no accounts receivable arising from such arrangement.

During the year ended December 31, 2017, certain contents of the Group have been used by Tencent Group and no revenue was recognized for such usage.

These related party transactions were conducted at prices and terms as agreed by parties involved.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Related party transactions (Continued)
(b)	Balances with related parties

	2017	2018
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	651	971
The Company's associates and associates of Tencent Group	8	39
Included in prepayments, deposits and other assets from related parties:
Tencent Group	59	28
The Company's associates and associates of Tencent Group	26	16
Included in accounts payable to related parties:
Tencent Group	104	529
The Company's associates	5	1
Included in other payables and accruals to related parties:
Tencent Group	59	135

Outstanding balances are unsecured and are repayable on demand.

Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger.

(c)	Key management personnel compensation

	2016	2017	2018
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	24	46	64
Share-based compensation	54	107	223
	78	153	287

30	Contingent liabilities

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2018. These claims are mainly related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. The Group has made accruals in “Other payables and accruals” in the consolidated balance sheet as of December 31, 2018 and recognized related expenses for the year ended December 31, 2018.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as of December 31, 2018, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2018, but related to cases arising on or before December 31, 2018. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30Contingent liabilities (Continued)

On December 6, 2018, the Company became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie (the Co- President and a director of the Company), CMC, and certain affiliates of CMC as respondents (collectively, the “Respondents”). In 2012, Mr Xie co-founded CMC and the Claimant become an investor in CMC’s business by acquiring substantial stakes in entities including CMC, Ocean Interactive (Beijing) Technology Co., Ltd. (“Ocean Technology”) and Ocean Interactive (Beijing) Culture Co., Ltd. (“Ocean Culture”).

The Claimant alleged that Mr. Xie defrauded and threatened him into signing a series of agreements in late 2013 to relinquish his substantial investment interests in multiple entities, including CMC, Ocean Culture and Ocean Technology (together, the Ocean Music entities”), and transferring his equity interests in the Ocean Music Entities to Mr. Xie, CMC and certain other Respondents at below-market value. The Claimant seeks an award from CIETAC ruling, among other things, that (i) such agreements, pursuant to which the Claimant allegedly transferred his interests in the Ocean Music Entities to Mr. Xie, CMC and other Respondents, be declared invalid; (ii) Mr. Xie, CMC and other applicable Respondents return to Claimant all of his initial equity interests in the Ocean Music Entities; and (iii) the Respondents pay damages in the amount of RMB100 million (US$14.6 million).

In addition, the Claimant filed a Petition for an Order to Take Discovery (the “Discovery Petition”) with the U.S. District Court of the Southern District of New York (the “District Court”) on December 5, 2018, whereby he seeks to subpoena certain documents in support of his allegations in the Arbitration from Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter of the Company in the Offering on December 12, 2018, for use in the Arbitration. The Company and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. As of date of this report, the Company is not aware of any such order granted by the United States Court of Appeals.

CMC was acquired by Tencent in 2016 and subsequently was renamed as Tencent Music Entertainment Group. As a result of the merger of CMC’s operations and Tencent’s former music businesses in 2016, Ocean Culture and Ocean technology also became the Company’s PRC consolidated entities.

The Arbitration is currently pending for hearing as of the report date. Although both the Company and Mr. Xie intend to contest the Claimant’s claims vigorously, the Company is of the view that this pending Arbitration is still at an early stage and therefore it is unable to determine the likelihood of an unfavorable outcome of such Arbitration.

31	Events occurring after the reporting period

There were no material subsequent events during the period from 31 December 2018 to the approval date of these financial statements by the Board of Directors on April 19, 2019.

32	Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on April 19, 2019.