Form 20-F
period 2019-12-31
Tencent Music Entertainment Group
filed 2020-03-25
CIK 1744676

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

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

Tel: +86-755-8601 3388
E-mail: ir@tencentmusic.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each ADS represents two Class A ordinary shares, par value US$0.000083 per share*	TME	The New York Stock Exchange

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

3,355,065,938 ordinary shares, comprised of 1,325,454,335 Class A ordinary shares, par value US$0.000083 per share, and 2,029,611,603 Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐                                  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐         No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒                                 No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to the American depositary shares, each representing two Class A ordinary shares;
•	“AI” refers to artificial intelligence;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“CMC” refers to China Music Corporation;
•	“DJ” refers to disc jockey, a person who hosts recorded music for an audience;
•	“Group” refers to our company, its subsidiaries, its controlled structured entities (“Variable interest entities”, or “VIE”) and their subsidiaries (“Subsidiaries of VIEs”);
•	“HK$” or “Hong Kong dollars” refers to the legal currency of the Hong Kong SAR;
•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•	“MCSC” refers to the Music Copyright Society of China;
•	“music publishing rights” refer to, with respect to a piece of music work, the copyright of the lyricist and the composers;
•

“monthly ARPPU” of each of our online music services and social entertainment services for any given period refers to the monthly average of (i) the revenues of the respective services for that period divided by (ii) the number of paying users of the respective services for that period;

•	“ordinary shares” refers to our ordinary shares of par value US$0.000083 per share;
•	“paying ratio” for a given period is measured by the number of paying users as a percentage of the mobile MAUs for that period;
•

“paying users” for our online music services (i) for any given quarter refers to the average of the number of users whose subscription packages remain active as of the last day of each month of that quarter; and (ii) for any given year refers to the average of the total number of paying users of the four quarters in that year. The number of paying users for our online music services for any given period excludes the number of users who only purchase digital music singles and albums during such period because these purchasing patterns tend to reflect specific releases, which may fluctuate from period to period;

•

“paying users” for our social entertainment services (i) for any given quarter refers to the average of the number of paying users for each month in that quarter; (ii) for any given year refers to the average of the total number of paying users of the four quarters in that year. The number of paying users of our social entertainment services for a given month refers to the number of users who contribute revenues to our social entertainment services (primarily through purchases of virtual gifts or premium memberships) during that month;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•	“Spotify” refers to Spotify Technology S.A., one of our principal shareholders;
•	“Tencent” refers to Tencent Holdings Limited, our controlling shareholder;
•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

i

•

“we,” “us,” “our company,” and “our” refer to Tencent Music Entertainment Group (or, where the context requires, its predecessor), its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs;

•	with respect to MAU data used in this annual report:
―

“mobile MAUs” or “PC MAUs” for a given month (i) with respect to each of our products (except WeSing) is measured as the number of unique mobile or PC devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured as the number of user accounts through which WeSing is accessed at least once in that month;

―	“mobile MAUs” for a given period refers to the monthly average of the sum of the mobile MAUs for that period;
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

―	“social entertainment mobile MAUs” for a given period refers to the monthly average of the sum of the social entertainment mobile MAUs for that period; and
―

our MAUs are calculated using internal company data, treating each distinguishable user account or device as a separate MAU even though some users may access our services using more than one user account or device and multiple users may access our services using the same user account or device.

This annual report on Form 20-F includes our audited balance sheets as of December 31, 2018 and 2019 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2017, 2018 and 2019.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

We completed an initial public offering of our ADSs on December 14, 2018. The ADSs, each representing two Class A ordinary shares, are traded on the New York Stock Exchange under the symbol “TME.”

ii

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;
•	our future business development, financial condition and results of operations;
•	our ability to retain, grow and engage our user base and expand our music entertainment content offering;
•	expected changes in our revenues, content-related costs and operating margins;
•	our ability to retain key personnel and attract new talent;
•	competition landscape in China’s online music entertainment industry;
•	general economic, political, demographic and business conditions in China and globally; and
•	the regulatory environment in which we operate.

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
3.A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019, and selected consolidated cash flow data for the years ended December 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2016, our selected consolidated balance sheet data as of December 31, 2016 and 2017 and our selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report.

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

Selected Consolidated Statement of Operations Data

	For the Year Ended December 31,
	2016(4)		2017		2018		2019
	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, share and per share data)
Revenues
Online music services	2,144	49.2	3,149	28.7	5,536	29.2	7,152	1,027	28.1
Social entertainment service and others	2,217	50.8	7,832	71.3	13,449	70.8	18,282	2,626	71.9
Total revenues	4,361	100.0	10,981	100.0	18,985	100.0	25,434	3,653	100.0
Cost of revenues(1)	(3,129)	(71.7)	(7,171)	(65.3)	(11,708)	(61.7)	(16,761)	(2,408)	(65.9)
Gross profit	1,232	28.3	3,810	34.7	7,277	38.3	8,673	1,246	34.1
Operating expenses
Selling and marketing expenses(1)	(365)	(8.3)	(913)	(8.3)	(1,714)	(9.0)	(2,041)	(293)	(8.0)
General and administrative expenses(1)	(783)	(18.0)	(1,521)	(13.9)	(2,258)	(11.9)	(2,703)	(388)	(10.6)
Total operating expenses	(1,148)	(26.3)	(2,434)	(22.2)	(3,972)	(20.9)	(4,744)	(681)	(18.7)
Interest income	32	0.7	93	0.9	282	1.5	615	88	2.4
Share-based payments in respect of issuance of ordinary shares to music label partners	-	-	-	-	(1,519)	(8.0)	-	-	-
Other (losses)/gains, net	(13)	(0.3)	124	1.1	(29)	(0.2)	78	11	0.3
Operating profit	103	2.4	1,593	14.5	2,039	10.7	4,622	664	18.2
Share of net profit/(loss) of investments accounted for using equity method	11	0.2	4	0.0	(1)	(0.0)	(18)	(3)	(0.1)
Finance cost	-	-	-	-	(35)	(0.2)	(64)	(9)	(0.3)
Profit before income tax	114	2.6	1,597	14.5	2,003	10.5	4,540	652	17.9
Income tax expenses	(29)	(0.7)	(278)	(2.5)	(171)	(0.9)	(563)	(81)	(2.2)
Profit for the year	85	1.9	1,319	12.0	1,832	9.6	3,977	571	15.6
Attributable to
Equity holders of the company	82	1.9	1,326	12.1	1,833	9.7	3,982	572	15.7

	For the Year Ended December 31,
	2016(4)		2017		2018		2019
	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, share and per share data)
Non-controlling interests	3	0.1	(7)	(0.1)	(1)	(0.0)	(5)	(1)	(0.0)
Earnings per share for Class A and Class B ordinary shares
Basic	0.04	-	0.51	-	0.60	-	1.22	0.17	-
Diluted	0.04	-	0.50	-	0.58	-	1.19	0.17	-
Shares used in earnings per Class A and Class B ordinary share computation
Basic	1,831,604,053	-	2,593,157,207	-	3,076,314,670	-	3,272,754,403	3,272,754,403	-
Diluted	1,899,419,825	-	2,639,466,412	-	3,159,220,888	-	3,347,572,338	3,347,572,338	-
Earnings per ADS(2)	-	-
Basic	-	-	-	-	1.19	-	2.43	0.35	-
Diluted	-	-	-	-	1.16	-	2.38	0.34	-
ADS used in earnings per ADS computation(2)	-	-	-	-	-	-	-	-	-
Basic	-	-	-	-	1,538,157,335	-	1,636,377,201	1,636,377,201	-
Diluted	-	-	-	-	1,579,610,444	-	1,673,786,169	1,673,786,169	-
Supplemental information(3)
Adjusted profit for the year	426	9.8	1,904	17.3	4,174	22.0	4,903	704	19.3

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	10	27	22	41	6
Selling and marketing expenses	6	12	13	12	2
General and administrative expenses	154	345	452	466	67
Total	170	384	487	519	75

(2)	Each ADS represents two of our Class A ordinary shares.
(3)	See “Non-IFRS Financial Measure” below.
(4)

Tencent’s acquisition of CMC was completed on July 12, 2016. As a result, historical results of operations of CMC before July 12, 2016 are not included in our consolidated financial statements presented in this annual report and our historical selected financial information for the years ended December 31, 2016, 2017, 2018 and 2019 may not be directly comparable. See “Item 3. Key Information—3.D. Risk Factors—Our historical financial information for the years ended December 31, 2016, 2017, 2018 and 2019 may not be directly comparable due to our consolidation of CMC’s financial results since July 2016, which may make it difficult for you to evaluate our business and prospects.”

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018 and 2019.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	3,071	5,174	17,356	15,426	2,216
Term deposits	-	-	-	7,000	1,005
Total current assets	4,997	7,467	20,778	26,914	3,866
Non-current assets	18,538	22,533	23,827	25,764	3,701
Total assets	23,535	30,000	44,605	52,678	7,567
Current liabilities	2,523	3,527	6,238	8,490	1,220
Non-current liabilities	378	325	595	510	73
Total liabilities	2,901	3,852	6,833	9,000	1,293
Equity attributable to equity holders of the Company	20,625	26,141	37,721	43,590	6,261

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	873	2,500	5,632	6,200	891
Net cash generated from/(used in) investing activities	496	(483)	(1,190)	(8,102)	(1,164)
Net cash generated from/(used in) financing activities	1,712	99	7,741	(31)	(4)
Net increase/(decrease) in cash and cash equivalents	3,081	2,116	12,183	(1,933)	(278)
Cash and cash equivalents at beginning of the year	-	3,071	5,174	17,356	2,493
Exchange differences on cash and cash equivalents	(10)	(13)	(1)	3	-
Cash and cash equivalents at end of the year	3,071	5,174	17,356	15,426	2,216

Non-IFRS Financial Measure

We use adjusted profit for the year, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit for the year helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit for the year provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

Adjusted profit for the year represents profit for the year excluding an amortization of intangible and other assets arising from business combinations, share-based compensation expenses, share-based payments in respect of the issuance of ordinary shares to music label partners, gains/losses from investments and fair value change on puttable shares and income tax effects.

The table below sets forth a reconciliation of our profit for the year to adjusted profit for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	1,319	1,832	3,977	571
Adjustments:
Amortization of intangible and other assets arising from business combinations(1)	329	306	362	52
Share-based compensation expenses	384	487	519	75
Share-based payments in respect of issuance of ordinary shares to music label partners(2)	—	1,519	—	—
(Gains)/losses from equity investments	(70)	52	79	11
Fair value change on puttable shares(3)	—	35	37	5
Income tax effects (4)	(58)	(57)	(71)	(10)
Adjusted profit for the year	1,904	4,174	4,903	704
Attributable to
Non-IFRS equity holders of the Company	1,911	4,175	4,908	705
Non-controlling interests	(7)	(1)	(5)	(1)
Earnings per share for Class A and Class B ordinary shares
Basic	0.74	1.36	1.50	0.22
Diluted	0.72	1.32	1.47	0.21
Shares used in earnings per Class A and Class B ordinary share computation
Basic	2,593,157,207	3,076,314,670	3,272,754,403	3,272,754,403
Diluted	2,639,466,412	3,159,220,888	3,347,572,338	3,347,572,338
Earnings per ADS(5)
Basic	—	2.71	3.00	0.43
Diluted	—	2.64	2.93	0.42
ADS used in earnings per ADS computation
Basic	—	1,538,157,335	1,636,377,201	1,636,377,201
Diluted	—	1,579,610,444	1,673,786,169	1,673,786,169

Notes:

(1)

Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent's acquisition of CMC in 2016 and certain acquisition and combination transactions, net of related deferred taxes.

(2)	Represents the excess of the then fair value of the ordinary shares we issued to Warner Music Group and Sony Music Entertainment over the aggregate consideration we received in October 2018.
(3)	Represents the fair value changes on the put liability of certain shares issued in 2018.
(4)	Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from business combinations.
(5)	Each ADS represents two of our Class A ordinary shares.

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. In addition, unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7894 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Significant portions of our music offerings are licensed from our music content partners, including leading music publishers and labels in China and internationally with whom we have entered into master distribution and licensing agreements. There is no assurance that the licenses currently available to us will continue to be available in the future at royalty rates and on terms that are favorable, commercially reasonable or at all.

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

Even when we are able to enter into license agreements with content partners, we cannot guarantee that such agreements will continue to be renewed indefinitely. It is also possible that such agreements will never be renewed at all. The non-renewal or termination of one or more of our license agreements, the renewal of license agreements on less favorable terms, any deterioration in our relationships with content providers or the entry of license agreements between our content providers and any of our competitors could have a material adverse effect on our business, financial condition and results of operations.

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

We may not have complete licenses for the copyrights underlying a portion of the music content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. As of December 31, 2019, we offered over 40 million tracks on our platform, and we had licenses to both the music publishing and musical recording rights for approximately 85% of those tracks. We have sought, and will continue to seek, licenses to the remaining tracks to the extent we identify the relevant copyright owners and enter into agreements with them.

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

Third parties, including artists, copyright owners and other online music platforms, have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights. As we face increasing competition in China and globally, the possibility of intellectual property rights claims against us grows.

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

We have been involved in litigation based on allegations of infringement of third-party copyright due to the music content available on our platform. We may be involved in similar litigation and disputes or subject to allegations of infringement, misappropriation or other violations of intellectual property rights in China, as well as globally as we seek to expand our international footprint. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources to defend such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, cease providing content that we were previously providing, enter into potentially unfavorable license agreements in order to obtain the right to use necessary content or technologies, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

We also sublicense some of our licensed music content to other platforms. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms that we sublicense content to will comply with the terms of our license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

Uncertainties surrounding the monetization of music content may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

We have devoted substantial efforts to monetize our user base by increasing our number of paying users and cultivating our users’ willingness to pay for music. We currently generate our revenues from (i) online music services, and (ii) social entertainment services and others. At a strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Users of our live streaming services get free access to the live music performance or other types of music content with the option to purchase virtual gifts to send to performers and other users. User demand for live streaming services may decrease substantially or we may fail to anticipate and serve user demands effectively. In addition, we introduced the pay-for-streaming model for our online music services in the first quarter of 2019 and expect to gradually transition into a pay-for-streaming model in the coming years. See “Item 4. Information on the Company—4.B. Business Overview - How We Generate Revenue - Online Music Services – Paid Music” for more information of the pay-for-streaming model. While we believe the adoption of pay-for-streaming has driven the number of paying users, paying ratio and paying user retention of our online music services, we cannot guarantee that its early popularity will continue, or that our attempts to explore new monetization models or enhance our paying user conversion will be successful.

In order to increase the number of our paying users and cultivate our users’ willingness to pay for music content, we will need to address a number of challenges, including:

•	providing consistently high-quality and user-friendly experience, particularly as our online music services continue to shift to a pay-for-streaming model;
•	continuing to curate a catalog of engaging content;
•	continuing to introduce new, appealing products, services and content that users are willing to pay for;
•	continuing to innovate and stay ahead of our competitors;
•	continuing to maintain and enhance the copyright protection environment; and
•	maintaining and building our relationships with our content providers and other industry partners.

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

Our brands may be impaired by a number of factors, including any failure to keep pace with technological advances, slower load times for our services, a decline in the quality or breadth of our content offerings, any failure to protect our intellectual property rights, or alleged violations of law and regulations or public policy committed by us. Additionally, if our content partners fail to maintain high standards, our brands could be adversely affected.

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

Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “—We require a significant amount of capital to fund our music content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.

The PRC government regulates the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the Ministry of Commerce, the Ministry of Culture and Tourism, the National Copyright Administration, the Ministry of Industry and Information Technology, the National Radio and Television Administration and the Cyberspace Administration of China, regulate different aspects of the internet industry. In addition to complying with the laws and regulations promulgated and enforced by Chinese governmental authorities, operators in the internet industry may also need to rely heavily on Chinese governmental authorities’ policies and guidelines. Such laws, regulations, policies and guidelines cover many aspects of the telecommunications, internet information services, copyright, internet culture, internet publishing industries and online audio-visual products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various government approvals, licenses and permits in connection with their provision of internet information services, internet culture services, internet publication services, online audio-visual products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if we fail to follow applicable laws, regulations, policies and guidelines, or applicable laws, regulations, policies and guidelines are tightened by any regulatory authorities, or if there are new laws, regulations, policies or guidelines introduced to impose additional government approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer.

Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, a wholly owned subsidiary of Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, operates our online music services, QQ Music, and online karaoke business, WeSing. As of the date of this annual report, Tencent Music Shenzhen has submitted an application for a Value-added Telecommunications Business Operation License for providing online music and other commercial content via the internet. Tencent Music Shenzhen also intends to apply for an Online Publishing Service Permit for releasing music works for the first time via the internet. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties in the past for the lack of any of these licenses. However, we cannot assure you that it can successfully obtain these licenses in a timely manner, or at all. As Tencent Music Shenzhen operates QQ Music and WeSing, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains of www.qq.com of Tencent Computer, which holds a valid AVSP for the www.qq.com domain and is controlled by our parent, Tencent. In the event Tencent Music Shenzhen is required to obtain an AVSP under its own name for operating our QQ Music and WeSing platforms, Tencent Music Shenzhen may not be eligible for an AVSP, because the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity.

In addition, as of the date of this annual report, Guangzhou Kugou has submitted an application and Beijing Kuwo plans to apply, in each case, for an expansion of the permitted scope of business under their respective AVSP to cover their provision of audio and video programs through mobile network to users’ mobile device. In addition, Guangzhou Kugou and Beijing Kuwo plan to respectively apply for an Online Publishing Service Permit for their release of original music works via the internet. As of the date of this annual report, neither of Guangzhou Kugou or Beijing Kuwo has been subject to any legal or regulatory penalties for failure to include the above-mentioned business in the permitted scope of business under their respective AVSPs or for the lack of the Online Publishing Service Permit. There is, however, no assurance that such applications will eventually be approved in a timely manner, or at all. If any of Tencent Music Shenzhen, Guangzhou Kugou,

Beijing Kuwo, our other subsidiaries, our VIEs or our VIE’s subsidiaries is found to be in violation of PRC laws and regulations regarding licenses and permits, we could be subject to legal and regulatory penalties and our business operations may not be able to continue operating in the same manner or at all, and our business, financial condition and results of operations could be materially and adversely affected.

Mr. Guomin Xie, our former co-president and director, and previously a PRC citizen, has obtained a foreign citizenship. Mr. Xie is the registered holder of 9.99% equity interests in Guangzhou Kugou. Pursuant to relevant PRC laws and regulations, shareholders of entities holding an AVSP or an Online Culture Operating Permit must be PRC citizens or entities. Mr. Guomin Xie entered into a share transfer agreement to transfer all of his equity interests in Guangzhou Kugou to his spouse, Ms. Meiqi Wang, a PRC citizen. Pursuant to the terms of such agreement, such transfer has become effective since Guangzhou Kugou obtained pre-clearance by the competent PRC governmental authorities for the renewal of their respective AVSP to reflect the applicable proposed transfer in August 2019. Furthermore, we plan to submit the application for registration with competent local branch of State Administration for Market Regulation with respect to such transfer and amend the existing contractual arrangements concerning Guangzhou Kugou concurrently with or immediately after completion of such registration, and will thereafter complete other governmental procedures to reflect the change in the shareholders of Guangzhou Kugou including but not limited to renewal of our Value-added Telecommunications Business Operation License and Online Culture Operating Permit. The existing contractual arrangements concerning Guangzhou Kugou to which Mr. Guomin Xie is a party will remain effective and binding until such amendment is made. In addition, in connection with the change in his citizenship, Mr. Guomin Xie also transferred 23.02% equity interests in Beijing Kuwo held by him to Ms. Meiqi Wang. The required pre-clearance and governmental procedures for the foregoing transfer have been completed, except the renewal of the Online Culture Operating Permit held by Beijing Kuwo, for which an application has been submitted. There is no assurance that the pre-clearance or governmental procedures required for the share transfer can be obtained or completed in a timely manner, or at all. During the pendency of the pre-clearance and other requisite governmental procedures to effect the proposed transfers, there is no assurance that the validity of our Value-added Telecommunications Business Operation License and Online Culture Operating Permit will not be adversely affected by the change of nationality of Mr. Guomin Xie, which could include non-renewal or revocation of such licenses and permits.

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

We operate in a competitive industry. We face competition for users and their time and spending primarily from the online music services provided by other online music services providers in China. We also face competition from online offerings of other forms of content, including karaoke services, live streaming, radio services, literature, games and video provided by other social entertainment services providers. In particular, we are increasingly facing noticeable competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short videos.

We compete with our competitors based on a number of factors, such as the diversity and quality of content, product features, social interaction features, quality of user experience, brand awareness and reputation, and our ability to continuously attract, incentivize and retain live streaming performers and their agencies. Some of our competitors may be able to respond more quickly to technological innovations or changes in user demands and preferences, acquire more attractive and diverse content, and act more effectively in the development, promotion and sale of products than we can. Also, they may enter into more favorable relationships with content providers and provide their users with content that competes with our offerings.  If any of our competitors achieves greater market acceptance or is able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

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

Internet content providers may be held liable for content displayed on or linked to their online platforms that is subject to certain restrictions. We allow our users to upload user-generated content, such as music, videos, comments, reviews and other forms of content. We also make it possible for selected professional producers to make their content available to users through our official music accounts and allow them a high level of control of the content offered through our music accounts. While we have in place internal rules and procedures to monitor user-generated content on our platform, due to the massive amount of such content, we may not be able to identify, in a timely manner or at all, the content that is illegal or inappropriate or that may otherwise be found objectionable by the PRC government. Additionally, we may not be able to keep our rules and procedures abreast of changes in the PRC government’s requirements for content display. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may result in legal and administrative liability, government sanctions, fines, loss of licenses and/or permits, or reputational harm. If the PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find any content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, financial condition and results of operations may be materially and adversely affected.

Pending or future litigation or governmental proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as governmental investigations or proceedings, in matters primarily relating to intellectual property rights, antitrust, and competition claims concerning our content acquisition and distribution. We cannot predict the outcomes of such lawsuits or governmental actions, which may not be successful or favorable to us. Lawsuits or governmental investigations against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base and relationships with our content partners. In addition to the related cost, managing and defending litigation and governmental proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or governmental proceedings with a substantial amount of cash, or be required by the relevant governmental authorities to make substantive changes to our existing business model. As of December 31, 2019, there were 132 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB20.5 million (US$2.9 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative class actions described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our former co-president and director, have been named as respondents in an arbitration proceeding in the PRC.

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The

Arbitration named Mr. Guomin Xie, who previously served as our Co-President and a director, CMC, and certain affiliates of CMC as respondents (collectively, the “Respondents”). In 2012, Mr. Xie co-founded CMC and the Claimant became an investor in CMC’s business by acquiring substantial stakes in entities including CMC, Ocean Interactive (Beijing) Technology Co., Ltd. (“Ocean Technology”) and Ocean Interactive (Beijing) Culture Co., Ltd. (“Ocean Culture”). CMC was acquired by Tencent in 2016 and subsequently was renamed Tencent Music Entertainment Group. As a result of the merger of CMC’s operations and Tencent’s former music businesses in 2016, Ocean Culture and Ocean Technology also became our PRC consolidated entities.

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

In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On February 28, 2020, oral argument on the Claimant’s appeal was held in the U.S. Court of Appeals for the Second Circuit.

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

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our users or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions will improve user experience and long-term financial performance, as well as our continuous investment in music-related content production and innovation.  For example, we are seeking to build long-term partnerships with our content partners, including partnerships in the pan-entertainment sector with other companies within the Tencent ecosystem, and will continue to invest substantially in producing in-house or in collaboration with content partners popular, trend-setting content catering to evolving user demands. Furthermore, as our brand awareness increases, we may continue to expand into new markets and geographic locations. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with our partners, and our business, financial condition and results of operation could be materially and adversely affected.

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

In addition, we are subject to a variety of laws and other obligations relating to the security and privacy of data, including restrictions on the collection, use and storage of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. The PRC Constitution, the PRC Criminal Law, the General Principles of the PRC Civil Law protect individual privacy in general. The Cybersecurity Law of the PRC, which came into effect in June 2017, requires certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users, but there are still great uncertainties as to the interpretation and application of the Cybersecurity Law. The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated an announcement on January 23, 2019 to carry out special campaigns against illegal collection and usage of personal information by mobile internet application programs operators, including collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Further, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, effective on October 1, 2019, which requires, among others, that internet operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We may be subject to laws and regulations relating to the security and privacy of data, including the collection, use and storage of personal information, of jurisdictions other than the PRC. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

In addition, although we currently do not operate in Europe, if and to the extent our operations are extended into Europe, we may be required to notify European Data Protection Authorities within strict time periods about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of affected individuals. We may also be required to notify affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, or otherwise violate the General Data Protection Regulation, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Furthermore, any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and are required to comply with the notification obligations described above. Complying with the General Data Protection Regulation and other applicable regulatory requirements may cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business.

Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. While in the U.S., the state of California recently enacted the California Consumer Privacy Act, which become effect on January 1, 2020 and imposes heightened obligations with respect to data privacy, including the ability for individuals in California to object to the sale of their personal data in certain instances. If other states in the United States adopt similar laws, or if a comprehensive federal data privacy law is enacted, we may be required to expend considerable resources to meet the applicable requirements to the extent our operations are expanded into the United States.

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

Although we issue virtual currencies to users for cash or, in a few past cases, as a reward for users’ participation in our guessing games on our platform for them to purchase various items to be used on our live streaming and online karaoke platforms, as advised by our PRC legal advisor, our service does not constitute virtual currency transaction services because users cannot transfer or trade these currency among themselves. However, given the uncertainties of the interpretation and enforcement of the virtual currency related laws, regulations and policies, we cannot assure you that internet platforms, including us, will not be subject to liabilities due to the activities of third parties, including our users. On May 14, 2019, the Ministry of Culture and Tourism issued the Notice on Adjustment of Approval Scope of the Internet Culture Operation License and Further Regulation on Approval, pursuant to which Ministry of Culture and Tourism no longer assumes the responsibility for the administration of online games industry. As of the date of this annual report, no PRC laws and regulations have been officially promulgated regarding whether the responsibility of Ministry of Culture and Tourism for supervising the online games and virtual currency will be undertaken by another government agency, so it is still unclear as to whether such supervision responsibility will be re-designated to another government agency or whether such government agency taking on the responsibility will require similar or new supervision requirements for the issuance of virtual currencies. If there is similar or new supervision requirements for the issuance of virtual currencies or the sale, exchange or circulation of virtual gifts in the future, there is no assurance that we can meet all such supervision requirements in a timely or cost-effective manner. We cannot assure you that the PRC regulatory authorities will not take stricter actions against all internet platforms conducting business operations involving virtual currencies, including us, or will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies as virtual currency transactions or otherwise subject such transactions to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, or if our platform is deemed to be engaged in illegal or inappropriate activities relating to third parties’ misuse, we may be deemed to be engaging in the issuance of virtual currency and providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We require a significant amount of capital to fund our music content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

Operating our online music platforms requires significant, continuous investment in acquiring content, users and technology. Acquiring licenses to music content can be costly. Historically, we have financed our operations primarily with operating cash flows and shareholder contributions. As part of our growth strategies, we expect to continue to require substantial capital in the future to cover, among other things, the costs to license music content and innovate our technologies, which requires us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to uncertainties, including those relating to:

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

Our historical financial information for the years ended December 31, 2016, 2017, 2018 and 2019 may not be directly comparable due to our consolidation of CMC’s financial results since July 2016, which may make it difficult for you to evaluate our business and prospects.

On July 12, 2016, Tencent acquired CMC, a major online music entertainment platform in China. See “Item 4. Information on the Company—4.A. History and Development of the Company” for more information about the acquisition. As a result of the acquisition, CMC’s operations were merged with Tencent’s QQ Music and WeSing business, and we have consolidated the financial results of CMC into ours since July 12, 2016. Therefore, our consolidated financial information for the year ended December 31, 2016 may not be directly comparable with the years ended December 31, 2017, 2018 and 2019, which may make it difficult for you to evaluate our business and prospects.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We regularly review MAUs, number of paying users and other key metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations in China. For example, individuals who have multiple accounts and devices registered with our platform could result in an overstatement of the number of our users. We are also subject to the risk associated with artificial manipulation of data, such as stream counts on our platform. Any errors or inaccuracies in these metrics could result in less informed business decisions and operational inefficiencies. For example, if our user base is overstated by MAU and other user engagement metrics we track, we may fail to make the right strategic choices needed to expand our user base and achieve our growth strategies.

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

We may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third parties.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

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

We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted stock units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 311,438,316 shares. As of the date of this annual report, 34,583,840 restricted shares and the options to purchase a total of 37,213,144 Class A ordinary shares have been granted and are outstanding, under such plans. Our share-based compensation expenses also include the share-based compensation expenses arising from awards granted under certain share incentive plans of Tencent that was allocated to us in connection with Tencent’s acquisition of CMC in July 2016. In 2016, 2017, 2018 and 2019, we recorded RMB170 million, RMB384 million, RMB487 million and RMB519 million (US$75 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company's internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2019 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

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

As of the date of this annual report, Tencent beneficially owns 16.7% of our outstanding Class A ordinary shares and 81.5% of our outstanding Class B ordinary shares, representing in the aggregate 78.7% of our total voting power. Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty-communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-visual programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “—Regulation-Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version).”

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our consolidated variable interest entities, or VIEs, and their respective subsidiaries in the PRC. Through a series of contractual arrangements entered into by our wholly owned subsidiaries in China, our VIEs and their respective shareholders, we exercise effective control over the VIEs, receive substantially all of the economic benefits of our VIEs, and have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC laws and regulations. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their operating results in our consolidated financial statements under IFRS. See “Item 4. Information on the Company—4.C. Organizational Structure” for details.

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events result in our inability to direct the activities of our VIEs that most significantly impact their economic performance and/or our failure to receive the economic benefits of our VIEs, we may not be able to consolidate their operating results in our consolidated financial statements in accordance with IFRS.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. The Implementing Regulation of the Foreign Investment Law Regulations adopted by the State Council on December 12, 2019 also did not provide further clarification for such “other means”. It leaves leeway for the future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we currently leverage the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders, as well as certain of our VIEs’ subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2016, 2017, 2018 and 2019.

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

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. Additionally, our business, financial condition and results of operations may be negatively influenced to the extent that COVID-19 continues to affect the Chinese economy or evolves into a worldwide health crisis that results in a global economic downturn.  See “ - We face risks related to accidents, disasters and public health challenges in China and globally.” It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although the growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Our PRC subsidiaries, our VIEs and its subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

We face risks related to accidents, disasters and public health challenges in China and globally.

Accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the recent outbreak of coronavirus, or COVID-19, has caused decrease in levels of activities of our users and performers and negatively affected certain aspects of our business operations in the recent months. We have taken specific precautionary measures intended to minimize the risks of COVID-19 to our employees, users, artists and business partners, including temporarily requiring our employees to work remotely or canceling or postponing sponsored offline events and activities, which could compromise our efficiency and productivity during such periods, require us to incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations.  While the foregoing restrictions and measures designed to contain the spread of COVID-19 are expected to be temporary, the duration of the disruption and the related economic impact cannot be reasonably estimated at this time.  Our results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general.  Additionally, as COVID-19 continues to evolve into a worldwide health crisis that could adversely affect the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our users, business partners and services and therefore materially adversely affect our business, financial condition and results of operations.

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

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the

PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 250% of the net asset of the relevant PRC subsidiary.

In addition, on October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions, which refers to Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with SAFE or its local branches but to complete foreign debts registration with SAFE or its local branches in the amount of 250% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loan within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our VIEs or their respective subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations. Even though SAFE Circular 28 allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our past and future acquisitions or investments, including Tencent’s acquisition of CMC, to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause the market price of the ADSs to be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. Any class action suit involving us could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 25, 2020, we had 1,341,335,323 Class A ordinary shares and 2,013,730,615 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period described elsewhere in this annual report beginning from June 9, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the Class A ordinary shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

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

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares,  each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of March 25, 2020, the holders of our Class B ordinary shares beneficially own 95.7% of the aggregate voting power of our ordinary shares. As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2019 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. taxpayer. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

CMC’s Acquisition of Guangzhou Kugou and Beijing Kuwo

In June 2012, China Music Corporation, or CMC, was incorporated in the Cayman Islands. Between December 2013 and April 2014, through a series of transactions, CMC obtained effective control over, and became the primary beneficiary of, each of Guangzhou Kugou and Beijing Kuwo through which it operated substantially all of its online music entertainment services in the PRC.

Combination of Tencent’s Online Music Business with CMC

Prior to July 2016, Tencent held an approximately 15.8% equity interests in CMC. In July 2016, Tencent acquired control of CMC through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the PRC (which primarily included QQ Music and WeSing) into CMC in consideration of certain number of shares issued by CMC. Upon the completion of such transactions, Tencent owned an approximately 61.6% equity interests in CMC, and CMC became a consolidated subsidiary of Tencent. In December 2016, CMC was renamed “Tencent Music Entertainment Group,” or TME. Ocean Music Hong Kong was renamed “Tencent Music Entertainment Hong Kong Limited,” or TME Hong Kong; and Ocean Information was renamed “Tencent Music (Beijing) Co., Ltd.,” or Beijing Tencent Music.

Spotify Transactions

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB, a wholly-owned subsidiary of Spotify Technology S.A. (NYSE: SPOT), or Spotify, and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. TME Hong Kong subsequently transferred 50% of Spotify’s ordinary shares that it acquired in the foregoing transactions to a wholly owned subsidiary of Tencent.

Initial Public Offering

In December 2018, we completed an initial public offering in which we and certain selling shareholders offered and sold an aggregate of 164,000,000 Class A ordinary shares in the form of ADSs. On December 12, 2018, the ADSs began trading on the New York Stock Exchange under the symbol “TME.”

Recent Transactions

In December 2019, through one of our wholly-owned subsidiaries, we proposed to join a consortium led by Tencent to acquire a 10% equity stake in Universal Music Group, or UMG, from its parent company, Vivendi S.A., at an enterprise value of EUR30 billion. The foregoing transaction is referred to in this annual report as the UMG Transaction. We proposed to invest up to a 10% equity interest in the consortium. The consortium also has the option to purchase an additional 10% equity stake in UMG at the same enterprise value as in the UMG Transaction pursuant to the terms of the transaction documents. The UMG Transaction is subject to regulatory approvals and other customary closing conditions, and is expected to close by the first half of 2020. Prior to the closing of the UMG Transaction, we and UMG also intend to enter into a second agreement that will grant us an option to acquire a minority equity stake in UMG's Greater China business.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on the Company’s investor relations website at https://ir.tencentmusic.com.

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

Our Platform

We are the largest online music entertainment platform in China, operating the top four music mobile apps in terms of mobile MAUs in 2019. Our platform comprises online music, online karaoke and music-centric live streaming products, supported by our content offerings, technology and data.

Our platform is an all-in-one music entertainment destination that allows users to seamlessly engage with music in many ways, including discovering, listening, singing, watching, performing and socializing, as illustrated in the diagram below. On our platform, social interactions such as sharing, liking, commenting, following and virtual gifting, are deeply integrated in our products and highly complementary to the core music experience, thereby enhancing our user experience, engagement and retention. As a result, we have built our platform into not just a music streaming platform, but a broad community for music fans to discover, listen, sing, watch, perform and socialize.

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

•

Our online karaoke social community, primarily WeSing, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on Weixin/ WeChat or QQ. Each day, millions of users come to our platform to share what they have sung and to discover their friends’ performances. They can also sing duets with celebrities or other users, have a karaoke party in our virtual singing rooms, challenge each other in online sing-offs and request songs for artists or other users to sing live. WeSing continued to be the largest social networks in China where it allows users to share their singing performances with friends and discover songs that others have sung through a timeline feature similar to Weixin/WeChat Moments.

•

Our music-centric live streaming services, primarily Kugou Live and Kuwo Live, provide an interactive online stage for performers and users to showcase their talent and engage with those who are interested in their performance.

We have worked tirelessly to build a vibrant and fast-growing music platform with the following elements:

•

Users. We have a massive user base covering the largest music fan base in China with a full spectrum of user demographics, with 653 million online music mobile MAUs and 232 million social entertainment mobile MAUs in 2019.

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

•

Content. We have China’s largest music content library with over 40 million tracks from domestic and international music labels as of December 31, 2019. We offer music content in recorded and live, audio and video formats of music videos, concerts and music shows, as well as an increasing range of other formats including short videos, variety shows, original soundtracks for games, films and TV shows, podcasts and audiobooks.  In addition, hundreds of millions of users have shared their singing, short videos, live streaming of music performances, comments and music-related articles on our platform.

•

Data and technology. The scale and engagement of our user base generate extensive data which enables us to develop innovative products that best cater to user preferences by utilizing deep learning and datamining and enhance user experience. We have also developed technology that can monitor and protect copyrighted music, which empowers our artists and content partners to promote their music and protect their creative work.

•

Monetization. We have innovative and multi-faceted monetization models that mainly include subscriptions, sales of digital music, virtual gifts and premium memberships. They are seamlessly integrated with our products and services in a way that enhances user experience. Our strong monetization capability supports our long-term investments in content, technology and products. It also allows us to attract more content creators and transform China’s music entertainment industry. The number of our online music paying users grew from 24.4 million in 2018 to 33.7 million in 2019, with a paying ratio of 5.2% in 2019. The number of our social entertainment paying users grew from 9.8 million in 2018 to 11.6 million in 2019, with a paying ratio of 5.0% in 2019.

•

Significant synergies with Tencent. We benefit from unique access to Tencent’s massive user base, representing China’s largest online social community, with over 1.1 billion MAUs of Weixin and WeChat combined and over 600 million smart device MAUs of QQ in the fourth quarter of 2019, which facilitates the organic growth of our user base. The integration between Tencent’s social graph and our platform enables us to deliver a superior user experience and increase user engagement. For example, the music module embedded in the QQ mobile app allows QQ users to seamlessly access QQ Music. WeSing users can enjoy the recorded performances of their Weixin/WeChat and QQ friends and interact with them on our platform. We also benefit from the opportunities to collaborate with other platforms in Tencent’s content ecosystem. For example, in 2019 we collaborated with Tencent Games in the production of the original soundtrack for Honor of Kings, one of the most popular online games in China.

We have achieved growth and profitability at scale. From 2017 to 2019, our revenue increased from RMB10,981 million to RMB18,985 million, and further to RMB25,434 million (US$3,653 million). In 2017, 2018 and 2019, we reported profit for the year of RMB1,319 million, RMB1,832 million and RMB3,977 million (US$571 million), respectively, and recorded adjusted profit for the year of RMB1,904 million, RMB4,174 million and RMB4,903 million (US$704 million), respectively. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Non-IFRS Financial Measure.”

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

Social interactions are deeply integrated in our products and highly complementary to the core music experience. Moreover, they help generate a strong network effect across our platform that enhances our user experience, engagement and retention. As a result, we are able to encourage music listeners to become singers and performers, and vice versa. As an illustration, a user who listens to a song on QQ Music frequently sings the same song on WeSing and shares the performance with friends on Weixin/WeChat or QQ, which in turn attracts their friends to download the WeSing app.

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

Unique Online Music Entertainment Experience

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
o

Personal homepage. Users have their own personal homepages where they can manage their playlists and access recently downloaded and/or streamed music content. It also provides various functions, such as following artists, purchasing subscription packages, tracking activity data and changing app themes.

o

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
o

Search. Users can discover content through our powerful search engine. They can search music content across playlists, music charts, artists and genres. We also offer a song recognition tool which enables users to recognize the songs embedded in short videos within seconds.

o

Personalized recommendations. Using our algorithm and multi-dimensional data insights and metadata on our users’ music tastes, we recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. We have been improving the efficiency in content curation and accuracy of personalized recommendation by utilizing deep learning and data mining, which has resulted in a substantial increase in average daily streams and user engagements for both its online music and social entertainment services. Users can also customize their recommendation sources. As we expand our content library, we continue to improve our knowledge about music and our users’ preferences by refining our music metadata tagging. This allows us to further enhance our music discovery and recommendation capabilities.

o	Music charts. Leveraging our leading position in the industry, we have compiled a variety of music charts across different genres and languages that are widely recognized by fans, artists and labels.
o

Playlists. We offer playlists covering a wide variety of genres, themes, languages and moods. We are also adapting to the preferences of younger music users by adding genres such as urban, EDM, animation, comic and gaming, as well as Chinese ancient style. Our playlist offerings include curated playlists created by our music editorial team, machine-generated playlists supported by our AI capabilities, and user-generated playlists. We also encourage users to create their own playlists to share, thereby further amplifying their exposure within our online music community.

o

Official music accounts. Users can subscribe to their favorite official music accounts operated by both established and aspiring artists, columnists and other music industry key opinion leaders. Through their official music accounts, owners can upload and share songs, videos, literature, photos and other music-related content.

o

Original music. We offer a full suite of services to nurture and promote up-and-coming, aspiring artists. We offer “Tencent Musician Program,” an open platform for artists to upload and manage their soundtracks, with user data analysis and actionable intelligence on music trends. See “ - Our Content - Our Content Strategies - Cultivating Aspiring Artists” for more information.

•

Social experience. Our platform delivers a superior and uniquely social music experience. Users can share their songs or playlists via Weixin/WeChat or QQ and other major social platforms. While listening to a song, users can interact with others listening to the same song by posting and exchanging comments. They can also create their own lyrics posters and share them with friends. Additionally, we provide users with various exciting ways to interact with their favorite artists, particularly in connection with releases of their digital singles and album. These all enable users to stay connected with their friends through music, to discover music that is trending around them and to share music with those they care about. This in turn allows us to gain more data insight to improve music discovery and recommendations on our platform.

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

We deliver online karaoke services primarily through WeSing, China’s largest online karaoke social community in terms of mobile MAUs in 2019, as well as the “Sing” functions on Kugou Music and Kuwo Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular.

We currently require users to register with and access services and functions on WeSing using their Weixin/ WeChat or QQ accounts, as WeSing is primarily used by users to socialize with their friends on Weixin/WeChat or QQ through music. Such linkage between WeSing and Weixin/WeChat or QQ has in turn also enriched Tencent’s content ecosystem by providing Weixin/WeChat or QQ users with convenient access to our content. In 2019, we introduced a WeSing lite app with streamlines functionality designed to attract users in China’s lower tier cities who have phones with lower storage capacity or slower internet connections, as well as first-time users who may appreciate a simpler interface.

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

WeSing has functions and features designed to drive user engagement, social interaction and entertainment, including:

•

Singing features. Users can record their karaoke songs in audio and video formats. They can not only sing along, but also sing duets with celebrities or other users and then make a complete song to share with their friends. Users also receive a system-generated assessment of their performance which helps them continue improving their singing.  In addition, users may edit recordings of karaoke songs with a large selection of special audio and visual effects, or record songs at offline mini-KTV booths and share their performances online. In January 2019, we launched “Grab the Mic” on WeSing, a new feature that offers a new way of socializing by allowing users to join a singing competition with friends. In the second half of 2019, we introduced WeSing Live House, a new function based on proprietary technology that allows users to integrate their offline stage singing experience with online social interactions.

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

Our live streaming platforms cultivate an engaging and interactive environment for both the live streaming performers and the audience to create, discover, socialize and have fun together, mainly featuring the following:

•

Music-centric content. Most of our live streaming users also use our online music or online karaoke services. Our data analytics and AI technology enable us to provide recommendations of relevant live streaming content based on what our users are listening to or singing on our platform. For example, when a live streaming performer on Kugou Live performs a song, a message bubble pops up instantaneously on Kugou Music notifying users listing to the same song. This allows users to seamlessly access this performer’s live streaming sessions on Kugou Live.

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

•

New forms of interaction. We bolster social and young attributes on the WeSing by adding new forms of content such as mini live-streaming reality shows and new features such as universal duet that encourage users to interact.

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

Live streaming performers are required to enter into a cooperation agreement with us. Some agreements contain provisions that require the performer to live stream exclusively on our platform, typically with a one-to-three-year term. We have a revenue sharing model in which the performers (and their talent agency, if applicable) share with us a percentage of the virtual gift sales generated from their live streams. We also own the relevant intellectual property rights of the live streaming content they create.

In 2019, we effectively broadened our user base through mini-program and a lite version app, and also improved user engagement by adding new product features, especially social features with high user participation.

Other Music Services

We offer other services to drive user traffic, deepen user engagement and increase monetization. Such services primarily include (i) sales of music-related merchandise, including Kugou headset, smart speakers, WeSing karaoke microphones and Hi-Fi systems, (ii) services that help smart device and automobile makers build and operate their branded music services on their devices and vehicles, and (iii) online music event ticketing services.

In order to provide users a consistent and cohesive listening experience, we started to forge Internet of Things (IoT) partnerships with leading manufacturers of cars, smart speakers and smart watches in 2019, which will provide further channels for user acquisition.  In the second quarter of 2019, we pioneered a product innovation by adding personalized recommendations of short videos to the Kugou Music streaming page, catering to users’ fast-growing needs to consume music-centric short videos.

Our Content

We are dedicated to building the most comprehensive and up-to-date library covering our users’ favorite music content across both genre and format.

Our Diverse Music Content Library

We offer a diverse range of professional as well as user-generated recorded and live music content across various formats. This content generally spans five different types:

•	Songs. Largest music library in China, with over 40 million tracks as of December 31, 2019:
o	Features songs performed by both established and aspiring artists in China and around the world.
o	Represents a variety of themes such as latest top hits, all internet hits, time favorites and movie soundtracks.
o	Covers a broad range of music genres, including pop, rock, indie, hip hop, R&B, classical, jazz and electronic music in various languages including Mandarin, Cantonese, English, Korean and Japanese.
o	Categorized by listening habits, settings and moods, such as workout, travel, study and work, relaxation and many more.
o	Adapts to the preferences of younger music users by covering a wide range of genres such as urban, EDM, animation, comic and gaming, as well as Chinese ancient style.
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

•

Recorded video and audio. Various recorded music-oriented video content, such as full-length music videos, short videos, both professionally generated and user generated, behind-the-scenes footage, artist interviews, music-focused variety shows and music awards shows, as well as audio books and podcasts covering a diverse set of topics on children, education, history, and humanity, among other things.

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

Our Content Strategies

Partnering with Music Labels and Leading Industry Players

Currently, we focus on licensing top hits and premium content from major domestic and international music labels for a broad audience base. All the tracks that we license from music labels are generally available to users across our online music apps and, to the extent permitted by the terms of our licensing agreements with the licensors, our social entertainment products, except under certain circumstances where the artists or rights owners require us to publish their content under specific subscription plans or in a specific format. See “—Content Sourcing Arrangements.”

Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective ways for music labels and artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us unique opportunities to collaborate on new album releases, music events and other initiatives. We also collaborate with established artists and major music labels to promote and release digital albums for distribution to our massive user base. In September 2019, Jay Chou, one of the most famous singers in Asia, released his new single “Won’t Cry” exclusively on our platform which broke his personal sales record with more than 12 million karaoke recordings of the song on WeSing within 10 days after its release. International artists also enjoy and benefit from our promotional capabilities, which allows them to connect with music lovers in China. For example, the title song of Taylor Swift’s new digital album Lover sold nearly 6 million copies within 24 hours after its release on our platform.

Additionally, we are continually diversifying across content type, genres and format on our platform. We are also seeking to strengthen our alliances to produce and distribute more high-quality original content, including our partnerships within the Tencent ecosystem to develop original music content for games, films and TV shows. For example, in 2019 we collaborated with Tencent Games in the production and distribution of the original soundtrack for Honor of Kings, one of the most popular online games in China. As another example, the digital album of the original soundtracks of The Tamed, an internet drama series produced by Tencent Video with national popularity, was released on our platform in 2019.  Its release broke the sales record of original soundtracks for domestic films and videos. In March 2020, we signed a five-year strategic partnership with China Literature, the leading copyright owner of online literature in China, which gives us a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights to or the license to adapt, and the rights to sublicense, as well as the ability to distribute existing audiobooks already in China Literature’s portfolio.

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

Additionally, we launched the “Tencent Musician Program” in 2017, an online service for selected aspiring artists to upload original music content to our platform that can be streamed and downloaded.  Today, Tencent Musician Program has become a major online music platform for original music in China. In 2019, users listened to original songs on Tencent Musician Program for nearly one billion times.  By January 2020, both the numbers of musicians participating in and original song produced through Tencent Musician Program more than doubled year-over-year, and the number of streams of original songs on Tencent Musician Program as a proportion of all streams on our platform also nearly doubled from a year ago.  Tencent Musician Program demonstrates our superior capability in incubating talented musicians and bringing their original works to hundreds of millions of music lovers in China.  For example, we have successfully helped Hai Lun, a grassroot singer, gain nationwide popularity. His original song "Girl by the Bridge" quickly became viral after release on Tencent Musician Program, achieving over 1.1 billion streams on our platform as of February 2020.

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

In 2019, we added additional video and long-form audio formats to our content offering and continued to launch social media initiatives and additional lite versions of our apps to attract a broader group of users. We also developed innovative ways for users to enjoy personalization by consistently improving our music content tagging process and analyzing our platform's data repository to better fulfill users' music tastes and preferences. We believe that all of these initiatives are strategic, long-term investments that will improve our user experience, attract more customers, and increase monetization capabilities going forward.

Enhancing our in-house content development capability

We continue to invest substantially in content production to meet user demands for diverse forms of music entertainment ranging from songs and variety shows to music-centric short videos. We have produced highly popular, trend-setting original music-centric content, which serves as a great compliment to our licensed content and attracts more users to our platform. For example, we have continued to make progress in expanding our video content by launching new episodes of Kugou Music Show, our self-produced music-centric variety show which has become a key leverage for us to cultivate and promote aspiring artists. During the show, well-known celebrities shared their music creations and life inspirations with fans, creating a strong connection between artists and fans.

We rely on our in-house team to generate creative ideas for original content and collaborate closely with artists, right owners, authors, screenplay writers, performers, and other partners in the content creation process.

How We Generate Revenue

We generate revenue primarily from online music services and social entertainment services and others.

Online Music Services

Our revenues generated from online music services were RMB3,149 million, RMB5,536 million and RMB7,152 million (US$1,027 million), accounting for 28.7%, 29.2% and 28.1% of our revenues in 2017, 2018 and 2019, respectively.

Paid Music

Currently, we offer users subscription packages across our QQ Music, Kugou Music and Kuwo Music products to access our licensed music content. Our basic subscription packages are priced at RMB8 per month for a fixed amount of downloads per month of our music content offerings and access to certain paid-for-streaming content. Users may also subscribe for our premium memberships at RMB15 or RMB18 per month to access a range of additional features and privileges including additional personalized app themes, more audio settings that enhance listening experiences, video downloading, unlimited playlist storage and faster streaming and download speed. We also offer discounts on the subscription packages, as well as certain privileges and benefits that are only available to paying users, to encourage user spending and paying user conversion and retention on our platform.

In the first quarter of 2019, we launched the pay-for-streaming model where selected songs are made available only for streaming (as opposed to streaming and downloading) by paying users during the term of the subscription. We believe the adoption of the pay-for-streaming model has since driven the number of paying users, paying ratio and paying user retention of our online music services. We will continue to gradually increase the percentage of music content behind the paywall as we nurture users’ willingness to pay for premium music content.

In addition to monthly subscription, we also allow users to stream and/or download singles and albums on a paid on-demand basis. Songs were first released on our platforms (typically on an exclusive basis) are available for streaming and/or downloading within a given “promotion” period after the release only by the users who have purchased those songs, and the songs will be made available under the pay-for-streaming model when the promotion period expires under this model. For example, in September 2019, Jay Chou, one of the most famous singers in Asia, released his new single “Won’t Cry” exclusively on our platform, breaking his personal sales record.

Content Sublicensing

We sublicense certain of our licensed music content to other online music platforms in accordance with the terms of the relevant master license and distribution agreements.  To preserve more flexibility to respond to market changes, we sublicense such music content to other online music platforms at a fixed rate typically for a term of one year, renewable by mutual agreement of both parties.

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

Social Entertainment Services and Others

Our revenues generated from social entertainment services and others were RMB7,832 million, RMB13,449 million and RMB18,282 million (US$2,626 million), accounting for 71.3%, 70.8% and 71.9% of our revenues in 2017, 2018 and 2019, respectively.

Users are attracted to our online karaoke and live streaming platforms primarily by engaging music performances from our online karaoke singers and live streaming performers. We generate revenues from online karaoke and live streaming services primarily from sales of virtual gifts, including consumable, time-based and durable virtual items. Consumable virtual items are mainly used as gifts sent to online karaoke singers and live streaming performers as they perform by the audiences as a way for them to show support and appreciation for the performance. During the live streams, special visual items, such as diamond rings or cars, will be displayed on the screen when these gifts are sent to the singers or performers. Users may also send virtual gifts to online karaoke performers if he or she likes the recordings uploaded by the performers. We also offer users the option to purchase virtual items which provide them with certain privileges or recognized status over a period of time, such as badges displayed for a certain period of time on the users’ profile pages. While purchasing and using these virtual gifts is not a prerequisite for using the features in our products, it provides a way for users to participate in online karaoke and live streaming, which drives user engagement and stickiness. We believe we are still at an early stage of monetization with significant potential for future growth.

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

Moreover, we generate revenues from sales of music-related merchandise, including Kugou headsets, smart speakers, WeSing karaoke microphones and Hi-Fi systems.

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
o

We have strong partnerships with a wide range of music labels and other copyright owners. As of December 31, 2019, we licensed musical recording rights and/or music publishing rights underlying music content on terms ranging from one to three years from domestic and international music labels, including through master distribution and licensing agreements with leading international and Chinese music labels.

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

o

We have arrangements with other online music platforms in China to cross-license our respective licensable or sub-licensable rights in musical works. We believe these arrangements benefit not only particular market players like us, but also the industry at large by increasing cooperation in copyright protection and allowing users to access more songs across different platforms.

•

Individual artists. We also enter into licenses with individual artists or their agencies to bring a broader and more diverse content offering on our platform. See “ - Our Content - Our Content Strategies - Cultivating Aspiring Artists” for more information about Tencent Musician Program, an online service designed to nurture aspiring individual artists.

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

•

MCSC. We have a framework agreement with the MCSC, a music collective copyright organization in China, for an initial term of two years which automatically renews for one year upon the expiration of the initial term. The primary purpose of our agreement with the MCSC is to secure the copyright with respect to musical compositions and lyrics underlying our music content that is not covered by our licensing agreements with music labels and music copyright owners. Under such agreement, we are granted the right to distribute through the internet the musical compositions and lyrics managed by the MCSC. The current license fee we pay to the MCSC equals to a specified minimum guaranteed amount plus a percentage of revenues generated from the licensed music content (net of certain costs). In the event of any copyright dispute or claims regarding music content covered by our agreement with the MCSC, the MCSC undertakes to negotiate with, or pay compensation to, such third-party right owners.

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

Other Intellectual Property

In addition to copyright in our music content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of December 31, 2019, we have applied for the registration of 2,534 patents, among which 1,120 patents have been registered with the National Intellectual Property Administration. One of our patents has been recognized with the Nineteenth China Patent Award by the National Intellectual Property Administration. As of the same date, we have applied for 2,980 trademarks, among which 1,808 had been registered with the Trademark Office of the National Intellectual Property Administration. We had also registered 351 software copyright with the Copyright Protection Center of the PRC. Our “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.

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

•

Search and discovery engines. We provide users with a personalized music entertainment experience by leveraging our powerful music search and discovery engines. Our advanced algorithms improve the accuracy and relevance of our search results. In addition, we have developed various user functions including machine-generated playlists and intelligent recommendations of related music content to deliver a highly personalized music discovery experience. For example, in 2019 we launched Floating Radar, a proprietary technology that allows users to recognize in seconds the songs playing on their devices. We have been continually improving our efficiency in content curation and accuracy of personalized recommendation by utilizing deep learning and data mining, which has resulted in a substantial increase in average daily streams and user engagements for both its online music and social entertainment services.

•

User-experience enhancements. We offer a variety of sounds effects to enhance our users’ listening experience. Our award-winning proprietary audio settings, such as QQ Music Super Sound, Kugou Viper Sound and WeSing Super Voice audio settings, not only bring superior sound quality and best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sounds effects. In addition, we provide various special visual effects and camera filters for users recording videos on our platform. Our proprietary “pairing” algorithm identifies live streaming performers of similar genres or styles inviting them to form a duet or join a sing-off, which increases user engagement on our platform. Our technology makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo.

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

Competition

We face competition for users and their time and attention from other online music providers in China. We also face competition from online offerings of other forms of content, including long-and short-form videos, karaoke services, live streaming, radio services, literature, and games provided by other online service providers. We compete to attract, engage and retain users based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business—We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.”

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

Regulations on Foreign Investment

Foreign Investment Law of the PRC

The Foreign Investment Law of the PRC adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council.

Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version)

The Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version), or the Negative List requires that foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”.

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

The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. The Catalog of Telecommunications Business, or the Telecom Catalog, which was issued as an attachment to the Telecom Regulations and most recently updated on June 6, 2019, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks, or internet fall within class II value-added telecommunications services.

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

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, each of Guangzhou Kugou and Beijing Kuwo holds a valid ICP License, while Tencent Music Shenzhen has submitted an application for the ICP License. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

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

On July 13, 2006, the Ministry of Information Industry (currently known as the MIIT), or the MII, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Circular. The MII Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunication business in China. Furthermore, under the MII Circular, the internet domain names and registered trademarks used by a foreign-invested value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in the MII Circular and cure such non-compliance, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

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

On November 4, 2016, the Cyberspace Administration of China issued the Administrative Regulations on Online Live Streaming Services, or the Online Live Streaming Regulations, which came into effect on December 1, 2016. According to the Online Live Streaming Regulations, when providing internet news information services, both online live streaming service providers and online live streaming publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of their AVSPs. All online live streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live streaming content.

On November 18, 2019, the Cyberspace Administration of China, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers etc.

Each of Guangzhou Kugou and Beijing Kuwo holds a valid AVSP. As their AVSPs do not include the scope of providing mobile internet audio-video program services, Guangzhou Kugou has submitted an application and Beijing Kuwo plans to update their respective AVSPs to address this issue. Tencent Music Shenzhen may be required to obtain an AVSP. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws, or regulations may materially and adversely impact our business, financial condition, and results of operation.”

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

Under the Virtual Currency Circular, online games virtual currency trading service provider refers to business that provides platform services related to trading virtual game of online games among game users. The Virtual Currency Circular further requires an online game virtual currency trading service provider to comply with relevant e-commerce regulations issued by the Ministry of Commerce. According to the Guiding Opinions on Online Trading (Interim) issued by the Ministry of Commerce on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider. The Virtual Currency Circular regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lottery, betting or lottery, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency trading services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. On December 1, 2016, Ministry of Culture released the Circular on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, which restate and introduce a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures, and reiteration of Ministry of Culture’s approval and filing requirements. On May 14, 2019, the Ministry of Culture and Tourism announced that it would no longer assume the responsibility for overseeing online games industry.

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

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits.  Furthermore, the Provisions on the Cyber Protection of Children’s Personal Information issued by the Office of the Central Cyberspace Affairs Commission came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

Regulations on Infringement upon Intellectual Property Rights via Internet

The Tort Liability Law of the PRC, which was adopted by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an online user conducts tortious acts by utilizing online services provided by the online service provider, the infringed party has the right to request such online service provider to take necessary measures, including deleting, blocking and disconnecting the access to the infringing content promptly. If the online service provider fails to take necessary measures in a timely manner upon receipt of notice of such infringement, such online service provider will be held jointly liable with the relevant online users for the additional damages that should not have been incurred if the online service provider took proper actions; and (iii) where the online service provider is aware that online users are infringing upon the civil right or interest of a third party and fail to take necessary measures, the online service provider should be jointly liable for such infringement with the online users.

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

The copyright holders may license others to exercise, or assign all or part of their economic rights attaching to their works. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract.

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

The Collective Administration Regulations also prescribes that unauthorized establishments of collective administrations or branches and unauthorized collective copyrights administration activities shall be banned by the copyrights administration department or the civil administration department of the State Council in accordance with their respective scope of functions and relevant illegal gains shall be confiscated, meanwhile if it constitutes a crime, criminal responsibility shall be investigated according to law.

Trademark

According to the Trademark Law of the PRC, adopted in 1982 and latest amended in 2019, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the National People’s Congress adopted the Patent Law of the PRC, which was subsequently amended in 1992, 2000 and 2008. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention and a term of ten years with respect to a utility model or design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Each of Guangzhou Kugou, Beijing Kuwo and Guangzhou Fanxing Entertainment Information Technology Co., Ltd. has been recognized as a HNTE. Pursuant to the PRC EIT Law, an entity qualified as software enterprise or SE is entitled to an exemption from income taxation for the first two years, counting from the first year the entity makes profit, and a reduction of half EIT tax rate for the next three years. Each of Yeelion Online and Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. has been assessed and qualified as a SE.

Tencent Music Entertainment Technology (Shenzhen) Co., Ltd., or TME Tech Shenzhen, was established in Qianhai, Bonded Zone of Shenzhen in 2017 and was entitled to a preferential tax rate of 15% as it met the requirements set out by local tax authorities, and accordingly income tax for TME Tech Shenzhen was provided and paid at the preferential tax rate of 15% for the year ended December 31, 2017.  However, TME Tech Shenzhen was further assessed and approved by the relevant government authorities as a SE in 2018 and entitled to the relevant tax holiday which became applicable since the year ended December 31, 2017. Refund for the income tax paid for 2017 was received and recognized in 2018.  After the tax holiday, TME Tech Shenzhen was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2019.

In addition, for the years ended December 31, 2018 and 2019, certain subsidiaries of the Group were established in a special economic development zone and entitled to a tax concession of exemption from CIT for five years, commencing from the first profitable year.  Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates of 5% to 10%.

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

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly issued a circular to cut down the VAT rate for sale of goods from 17% to 16%. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs further adjusted the tax rate for sale of goods from 16% to 13%, effective from April 1, 2019.

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

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 and the macro-prudential adjustment parameter shall be 1. Furthermore, the macro-prudential adjustment parameter has been increased to 1.25 pursuant to the Notice of the People’s Bank of China and SAFE on Adjusting the Macro-Prudential Adjustment Parameter for Full-Covered Cross-Border Financing, or the PBOC Notice No. 64, issued by the PBOC and SAFE on March 11, 2020. Therefore, as of the date hereof, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 250% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

In addition to the foregoing, pursuant to SAFE Circular 28, our PRC subsidiaries established in the pilot regions, which refers to Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with SAFE or its local branches but to complete foreign debts registration with SAFE or its local branches in the amount of 250% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loan within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

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

Notes:

(1)	Shareholders of Xizang Qiming are Mr. Dejun Gu, the head of our human resources department and Mr. Qihu Yang, our General Counsel, each holding 50% of its equity interests.

(2)

Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (54.87%), an entity controlled by Tencent; (ii) Mr. Guomin Xie (a registered holder of 9.99% equity interests), our former co-president and director; (iii) Mr. Zhongwei Qiu (9.99%), a nominee shareholder designated by affiliates of PAG Capital Limited, a minority shareholder of our company; (iv) Shenzhen Litong Industry Investment Fund Co., Ltd. (6.77%), an entity controlled by Tencent; (v) Mr. Zhenyu Xie (6.59%), our President, Chief Technology Officer and director; (vi) Mr. Liang Tang (2.73%), our director and a nominee shareholder designated by certain controlling affiliates of the CICFH entities, which are minority shareholders of our company; (vii) certain individuals and entities, including Kashi Tianshan Red Sea Venture Capital Co., Ltd. (2.94%), Mr. Jianming Dong (1.48%), Ms. Huan Hu (1.18%), Ms. Yaping Gao (1.10%), Hangzhou Yong Xuan Yong Ming Capital Investment Partnership (Limited Partnership) (0.74%) and Mr. Hanjie Xu (0.55%), as nominee shareholders designated by certain minority shareholders of our company; and (viii) Guangzhou Lekong Investment Partnership (Limited Partnership) (1.08%), an employee equity incentive platform of Guangzhou Kugou, with Mr. Zhenyu Xie being its general partner. Guangzhou Kugou operates Kugou Music and Kugou Live. Mr. Guomin Xie entered into a share transfer agreement to transfer all of his equity interests in Guangzhou Kugou to his spouse, Ms. Meiqi Wang. Pursuant to the terms of such agreement, such transfer has become effective since Guangzhou Kugou obtained pre-clearance by the competent PRC governmental authorities for the renewal of their respective AVSP to reflect the applicable proposed transfer in August 2019. We plan to submit the application for registration with competent local branch of State Administration for Market Regulation with respect to such transfer and amend the existing contractual arrangements concerning Guangzhou Kugou concurrently with or immediately after completion of such registration. The existing contractual arrangements concerning Guangzhou Kugou to which Mr. Guomin Xie is a party will remain effective and binding until such amendment is made. For more information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

(3)

Shareholders of Beijing Kuwo and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (61.64%), an entity controlled by Tencent; (ii) Ms. Meiqi Wang (23.02%), spouse of our former Co-President and director, Mr. Guomin Xie; and (iii) Mr. Lixue Shi (15.34%), our Group Vice President. Beijing Kuwo operates Kuwo Music and Kuwo Live.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information of the Company—B. Business Overview—Regulation—Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version).” We are a company incorporated in the Cayman Islands. Our PRC subsidiaries, including Beijing Tencent Music, Yeelion Online and Shenzhen Ultimate Xiangyue, among others, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through our VIEs, including Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music and Xizang Qiming, among others, and their respective subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo. The contractual arrangements by and among us (through our wholly-owned PRC subsidiaries) and each of our VIEs as well as their respective shareholders, are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. In addition, the spouses of certain shareholders of VIEs have also signed spousal consents, the key terms of which are summarized below.

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

Equity Interests Pledge Agreement

Pursuant to the equity interests pledge agreement dated October 1, 2019 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo pledged all of their equity interests in Beijing Kuwo to Yeelion Online, to guarantee Beijing Kuwo’s and its shareholders’ performance of their obligations under, where applicable, the exclusive option agreement, exclusive technical service agreement, voting trust agreement and loan agreement. If Beijing Kuwo or any of its shareholders breach their contractual obligations under these agreements, Yeelion Online will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. Without the prior written consent of Yeelion Online, the shareholders of Beijing Kuwo shall not transfer the pledged equity interests, create or permit to be created any new pledge or any other security interest on the pledged equity interests.

Exclusive Option Agreement

Pursuant to the exclusive option agreement dated October 1, 2019 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo irrevocably granted Yeelion Online or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests held by the shareholders of Beijing Kuwo at the price agreed by the parties to the extent permitted by PRC law. Without the prior written consent of Yeelion Online, the shareholders of Beijing Kuwo shall not transfer or otherwise dispose of, or create any encumbrances or third party interests upon their equity interests in Beijing Kuwo. In addition, Beijing Kuwo irrevocably granted Yeelion Online or its designated party an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Beijing Kuwo, to the extent permitted under PRC law.

Exclusive Technical Service Agreement or Business Cooperation Agreement

Pursuant to the exclusive technical service agreement dated July 12, 2016 by and between Yeelion Online and Beijing Kuwo, Yeelion Online or its designated person has the sole and exclusive right to provide specified business support, technical service and consulting service to Beijing Kuwo. Beijing Kuwo agrees to accept such services and, without the prior written consent of Yeelion Online, may not accept the same or similar services provided by any third party during the term of the agreement. Beijing Kuwo agrees to pay to Yeelion Online specified service fees, which represents 90% of the annual net operating income of Beijing Kuwo together with other service fees charged for other ad hoc services provided, while United Culture Entertainment agrees to pay to Simo Music (Beijing) Co., Ltd. (“Simo Music”) 100% of its annual net operating income as service fees under the exclusive business cooperation agreement between United Culture Entertainment and Simo Music.

Under (i) the exclusive technical service agreements between Xizang Qiming, Shenzhen Ultimate Music and our respective applicable subsidiary; and (ii) the exclusive business cooperation agreement between Niannian Youyu and our applicable subsidiary, there is no specific number or percentage of service fees that our subsidiary is entitled to charge for the services provided to each such VIE. Instead, the services fee can be agreed by Xizang Qiming, Shenzhen Ultimate Music, Niannian Youyu and our respective applicable subsidiary by taking into account the complexity of services provided, the time consumed and seniority of staff involved and other factors.

In addition, under the business cooperation agreement and certain other agreement between Beijing Huateng Xiangfeng Technology Co., Ltd (“Huateng Xiangfeng”), Shengxiang Hudong Music (Beijing) Co., Ltd (“Shengxiang Hudong”) and

certain other parties, Huateng Xiangfeng has the right to provide specified business support, technical service and consulting service to Shengxiang Hudong, and Shengxiang Hudong agrees to pay on a quarterly basis to Huateng Xiangfeng not less than 95% of annual revenue of Shengxiang Hudong minus relevant costs of Shengxiang Hudong as service fees.

Loan Agreement

Pursuant to the loan agreement dated July 12, 2016 by and among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi, Yeelion Online provided loans to Mr. Xie and Mr. Shi solely for the purpose of acquiring equity interests of Beijing Kuwo. Yeelion Online has the sole discretion to determine the method of repayment, including requiring Mr. Xie and Mr. Shi to transfer their equity interests in Beijing Kuwo to Yeelion Online or its designated person. There is no such loan agreement between either Shenzhen Ultimate Xiangyue or Shengxiang Hudong and their respective shareholders.

Debt Assignment and Offset Agreement

Pursuant to the debt assignment and offset agreement dated August 28, 2019 by and among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online, Mr. Guomin Xie (as the assignor) transferred, and Ms. Meiqi Wang (as the assignee) agreed to undertake, the Assignor’s obligations to repay the loan (and its interest) under the Loan Agreement. As consideration for the Assignee to undertake the Assignor’s obligations to repay the loan (and its interest) under the Loan Agreement, the transfer consideration equal to the amount of outstanding loan under the Loan Agreement in the share transfer agreement with respect to equity interest of Beijing Kuwo between the Assignor and the Assignee shall be regarded as has been paid by the Assignee to the Assignor. There is no such debt assignment and offset agreement between Shenzhen Ultimate Xiangyue, Shengxiang Hudong, Niannian Youyu Culture Media (Wuhan) Co., Ltd. (“Niannian Youyu”), United Culture Entertainment (Shenzhen) Co., Ltd. (“United Culture Entertainment”) and their respective shareholders.

Voting Trust Agreement

Pursuant to the voting trust agreement dated October 1, 2019 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo each irrevocably granted Yeelion Online or any person designated by Yeelion Online as their attorney-in-fact to vote on their behalf on all matters of Beijing Kuwo by issuing a voting proxy.

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

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report. You should note that Tencent’s acquisition of CMC was completed on July 12, 2016. As a result, the historical results of operations of CMC before July 12, 2016 are not included in our consolidated financial statements presented in this annual report and our historical financial information for the years ended December 31, 2016, 2017, 2018 and 2019 may not be directly comparable. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry-Our historical financial information for the years ended December 31, 2016, 2017, 2018 and 2019 may not be directly comparable due to our consolidation of CMC’s financial results since July 2016, which may make it difficult for you to evaluate our business and prospects.”

5.A.	Operating Results

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors affecting China’s online music entertainment industry, which include:

•	our growth strategies;
•	our future business development, financial condition and results of operations;
•	our ability to retain, grow and engage our user base and expand our music entertainment content and experience offering;
•	expected changes in our revenues, content-related costs and operating margins;
•	our ability to retain key personnel and attract new talent;
•	competition in China’s online music entertainment industry;
•	general economic, political, demographic and business conditions in China and globally; and
•	the regulatory environment in which we operate.

Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to maintain and grow our user base and further increase their engagement level

We generate revenues primarily through the sales of memberships and virtual gifts. Therefore, our ability to generate revenues is affected by the number of our users and the level of their engagement. Our ability to continue to grow our user base and engagement is driven by various factors, including our ability to increase the breadth and attractiveness of our content offerings; provide personalized content recommendations; deliver differentiated user experiences; encourage users to use multiple services across our platform; improve the social interaction features of our platform; and enhance our brand reputation.

The following table sets forth details of our mobile MAUs for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user during any given period.

	For the Year Ended December 31,
	2017	2018	2019
	(in millions)
Online music mobile MAUs	606	642	653
Social entertainment mobile MAUs	201	226	232

We adopt a holistic approach to operating our online music services and social entertainment services to foster synergies between them. We leverage our strong product functions and content recommendation and technology capabilities to further enhance product integration between these two services. For example, users can directly access the sing page of a song on our social entertainment apps from the listening page of the song on our online music apps. We also provide real-time recommendations of live streaming content based on what music our users are listening to on our online music apps. With our extensive music content library and comprehensive suite of services offerings, user engagement on our platform has increased over time.

Certain factors may cause the actual results to be materially different from our expectations.  Particularly, we are faced with short-term uncertainties surrounding our users’ level of engagement due to the recent COVID-19 outbreak.  See “Item 3. Key Information—3.D. Risk Factors—If we fail to anticipate user preferences to provide online music entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected” and “Item 3. Key Information—3.D. Risk Factors—We face risks related to accidents, disasters and public health challenges in China and globally.”

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

	For the Year Ended December 31,
	2017	2018	2019
Paying users(1) (in millions)
Online music services	17.4	24.4	33.7
Social entertainment services	7.4	9.8	11.6
Paying ratio (1)
Online music services	2.9%	3.8%	5.2%
Social entertainment services	3.7%	4.3%	5.0%
Monthly ARPPU (1) (RMB)
Online music services (2)	8.8	8.5	8.8
Social entertainment services (3)	88.2	114.4	131.3

Notes:

(1)	For the definitions, see “Introduction.”
(2)

The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the periods indicated were RMB1,841 million, RMB2,499 million and RMB3,563 million, respectively.

(3)	The revenues used to calculate the monthly ARPPU of social entertainment services include revenues from social entertainment and others.

Historically, while the number of mobile MAUs, paying users and paying ratio have generally been increasing for both of our online music services and social entertainment services, the smaller number of mobile MAUs and paying users for our social entertainment services have generated the majority of our revenues for two reasons. First, users in China historically had a relatively lower willingness to pay for music as compared with more developed markets, and therefore we, in the past, have mainly focused on providing attractive music content and functionalities for our online music services, with a view towards cultivating users’ habits and willingness to pay in the long term. Second, as compared with online music services where users typically only pay once a month for a subscription package, our social entertainment services provide more opportunities for user interactions and thus lead to more paid consumption scenarios that allow users to pay without any limit (e.g., through purchasing and sending virtual gifts). Nevertheless, we believe that the integration between the online music services and the social entertainment services allows us to further drive user engagement and paying user conversion for both services in the future.

Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models including, for example, the pay-for-streaming model introduced in early 2019, into the overall user experience on our platform. See “Item 4. Information on the Company—4.B. Business Overview - How We Generate Revenue - Online Music Services – Paid Music” for more information of the pay-for-streaming model. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. We expect the number of our paying users to continue to grow.  Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its online music entertainment industry in particular. For example, the mandatory quarantines and travel restrictions imposed by the PRC government to contain the spread of COVID-19 has caused a short-term decline in the level of activities of our live streaming performers and as a result, our ability to generate revenues from sales of virtual gifts, in the first quarter of

2020.  See “Item 3. Key Information—3.D. Risk Factors—We face risks related to accidents, disasters and public health challenges in China and globally.”

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

We currently have the largest library of music content in China across a wide range of content formats, including songs, karaoke songs, live streaming of music performances, recorded video and audio content, as well as reviews and articles. Our continued success largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the entertainment industry. We seek to identify trend-setting and potentially viral content, which in turn allows us to offer more comprehensive content.

We plan to continue to enrich our content portfolio. For example, in order to further diversify our content offerings and to capture potential opportunities in niche music markets, we intend to acquire more long-tail content, particularly those that belong to niche genres.

Our ability to enhance returns on our spending on content

Our ability to enhance returns on our spending on content depends on our ability to identify new content and effectively monetize our content while maintaining our commitment to copyright protection.

Our service costs mainly include content-related cost, which mainly comprise: (i) royalties paid to music labels and other content partners for music content used to support both our online music services and social entertainment services; and (ii) revenues shared with performers and/or their talent agencies and other content providers which are primarily associated with our social entertainment services. Service costs have historically accounted for the majority of our cost of revenues as we have made substantial investments in building and enriching our portfolio of licensed content and attracting performers to perform on our platform.

Our results of operations and our ability to sustain profitability may also be affected by our obligations to make payments for minimum guarantee and revenue-sharing royalties to the licensors under our license agreements. See “Item 4. Information on the Company—4.B. Business Overview—Content Sourcing Arrangements” for more information about the pricing structure of our licensed content. Historically we have been primarily paying minimum guarantees to our licensors. We expect our minimum guarantee and revenue-sharing royalties to increase in absolute amounts in the near term as we continue to scale up our operations.
We are committed to protecting music copyright, and our leading role in China’s music copyright protection efforts has made us a partner of choice for major domestic and international music labels and other content partners. This has helped us maintain long-term collaborative relationships with our content partners, which, in turn, enables us to source content on favorable terms.

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

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	3,149	28.7	5,536	29.2	7,152	1,027	28.1
Social entertainment services and others	7,832	71.3	13,449	70.8	18,282	2,626	71.9
Total revenues	10,981	100.0	18,985	100.0	25,434	3,653	100.0

Online music services. We generate revenues from our online music services primarily from subscriptions, namely from paid music through sale of subscription packages for a fixed monthly fee. In 2017, 2018 and 2019, revenue from subscriptions was RMB1,841 million, RMB2,499 million and RMB3,563 million (US$512 million), respectively. In addition, we also generate revenues from: (i) selling digital music singles and albums to users on our platform; (ii) sublicensing music content licensed from content providers to other online music platforms and other third parties; (iii) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content; and (iv) providing various other music-related services, such as providing music solutions to smart device and automobile manufacturers.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	6,142	85.6	10,323	88.2	14,967	2,150	89.3
Other cost of revenues	1,029	14.4	1,385	11.8	1,794	258	10.7
Total cost of revenues	7,171	100.0	11,708	100.0	16,761	2,408	100.0

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	913	37.5	1,714	43.2	2,041	293	43.0
General and administrative expenses(1)	1,521	62.5	2,258	56.8	2,703	388	57.0
Total operating expenses	2,434	100.0	3,972	100.0	4,744	681	100.0

Note:

(1)	Includes R&D expenses of RMB797 million, RMB937 million and RMB1,159 million (US$166 million) in 2017, 2018 and 2019, respectively.

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) branding and user acquisition costs; (ii) salaries and other benefits paid to our sales and marketing personnel; and (iii) amortization of intangible assets resulting from Tencent’s acquisition of CMC in 2016 and our acquisition of a subsidiary in 2017. We expect our selling and marketing expenses to increase in absolute amount in the foreseeable future, as we engage in more activities to promote our brand, attract new users, convert existing users to paying users, and further increase user spending on our platform.

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

Other gains/(losses), net

Our other gains/(losses) primarily include government grants and tax rebates. Our gains in 2017 include a deemed gain on our acquisition of a subsidiary in 2017. We recorded other gains of RMB124 million in 2017, other losses of RMB29 million in 2018 and other gains of RMB78 million (US$11 million) in 2019.

Share-based payments in respect of issuance of ordinary shares to music label partners

Share-based payments in respect of issuance of ordinary shares to music label partners represent the excess of the fair value of the ordinary shares we issued to Warner and Sony in October 2018 over the aggregate consideration received by us.

Taxation

We had income tax expenses of RMB278 million, RMB171 million and RMB563 million (US$81 million) in 2017, 2018 and 2019, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong, including Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2017, 2018 or 2019.

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

Guangzhou Kugou, Beijing Kuwo and Guangzhou Fanxing Entertainment Information Technology Co., Ltd. have been recognized as HNTE by relevant government authorities and were entitled to preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019.  Yeelion Online was qualified as SE and has entitled to tax holiday starting from the year ended December 31, 2017 (i.e. its first profitable year in 2017).  Yeelion Online was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2019.

TME Tech Shenzhen was established in Qianhai, Bonded Zone of Shenzhen in 2017 and was entitled to a preferential tax rate of 15% as it met the requirements set out by local tax authorities, and accordingly income tax for TME Tech Shenzhen was provided and paid at the preferential tax rate of 15% for the year ended December 31, 2017.  However, TME Tech Shenzhen was further assessed and approved by the relevant government authorities as a SE in 2018 and entitled to the relevant tax holiday which became applicable since the year ended December 31, 2017. Refund for the income tax paid for 2017 was received and recognized in 2018.  After the tax holiday, TME Tech Shenzhen was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2019.

In addition, for the years ended December 31, 2018 and 2019, certain subsidiaries of the Group were established in a special economic development zone and entitled to a tax concession of exemption from CIT for five years, commencing from the first profitable year.  Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates of 5% to 10%.

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

Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segments.

Revenue recognition

Revenue from online music services

Our music service revenues primarily include revenues from subscriptions, sales of digital music singles and albums, content sublicensing and online advertising on our music platforms.

We provide to our users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and unlimited “ad-free” streaming of our full music content offerings with certain privilege features on our music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. We satisfy our various performance obligations by providing services throughout the subscription period and revenue is recognized over time accordingly.

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

We also generated advertising revenue from our social entertainment platforms and the policies for recognized advertising revenue are described in advertising revenue from music services.

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

Assumptions used in such determination of fair value are presented below.

	Granted in
	2017	2018	2019
Risk free interest rate	2.1%-2.5%	2.97%-3.21%	2.08%
Expected dividend yield	0%	0%	0%
Expected volatility range	55%-60%	50%-60%	40%
Exercise multiples	2.2-2.8	2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

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

Assumptions used in such determination of fair value are presented below.

Granted in
2017
Risk free interest rate	1.39%
Expected dividend yield	0.33%
Expected volatility range	30%
Exercise multiples	7
Contractual life	7 years

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

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	3,149	28.7	5,536	29.2	7,152	1,027	28.1
Social entertainment services and others	7,832	71.3	13,449	70.8	18,282	2,626	71.9
Total revenues	10,981	100.0	18,985	100.0	25,434	3,653	100.0
Cost of revenues(1)	(7,171)	(65.3)	(11,708)	(61.7)	(16,761)	(2,408)	(65.9)
Gross profit	3,810	34.7	7,277	38.3	8,673	1,246	34.1
Operating expenses
Selling and marketing expenses(1)	(913)	(8.3)	(1,714)	(9.0)	(2,041)	(293)	(8.0)
General and administrative expenses(1)	(1,521)	(13.9)	(2,258)	(11.9)	(2,703)	(388)	(10.6)
Total operating expenses	(2,434)	(22.2)	(3,972)	(20.9)	(4,744)	(681)	(18.7)
Interest income	93	0.9	282	1.5	615	88	2.4
Share-based payments in respect of issuance of ordinary shares to music label partners	—	—	(1,519)	(8.0)	—	—	—
Other gains/(losses), net	124	1.1	(29)	(0.2)	78	11	0.3
Operating profit	1,593	14.5	2,039	10.7	4,622	664	18.2
Share of net profit/(loss) of investments accounted for using equity method	4	—	(1)	—	(18)	(3)	(0.1)
Finance cost	—	—	(35)	(0.2)	(64)	(9)	(0.3)
Profit before income tax	1,597	14.5	2,003	10.5	4,540	652	17.9
Income tax expenses	(278)	(2.5)	(171)	(0.9)	(563)	(81)	(2.2)
Profit for the year	1,319	12.0	1,832	9.6	3,977	571	15.6

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	27	22	41	6
Selling and marketing expenses	12	13	12	2
General and administrative expenses	345	452	466	67
Total	384	487	519	75

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 34.0% from RMB18,985 million in 2018 to RMB25,434 million (US$3,653 million) in 2019.

Online music services

Our revenues generated from online music services increased by 29.2% from RMB5,536 million in 2018 to RMB7,152 million (US$1,027 million) in 2019, mainly driven by the increases in the revenues from music subscriptions and sales of digital music albums, partially offset by a decrease in sublicensing revenues from other online music platforms.

Our revenues generated from music subscriptions increased by 42.6% from RMB2,499 million in 2018 to RMB3,563 million (US$512 million) in 2019, which was mainly attributable to an increase of 38.1% in the number of paying users from 24.4 million in 2018 to 33.7 million in 2019 and an increase of 3.5% in the monthly ARPPU from RMB8.5 in 2018 to RMB8.8 (US$1.3) in 2019. From 2018 to 2019, the mobile MAUs of our online music services grew from approximately 642 million to 653 million. The paying ratio for our online music services grew from 3.8% in 2018 to 5.2% in 2019 as we continued to cultivate our users’ willingness to pay for premium music content with improved paying user retention, as well as due to the early success of our pay-for-streaming initiative.

The increased revenues from sales of digital music albums was mainly due to new and hit releases from top artists and top TV shows in 2019, as we intensified our effort to build our platform into a go-to destination for top artists to release their digital albums, as well as for fans to interact and support their idols.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased by 35.9% from RMB13,449 million in 2018 to RMB18,282 million (US$2,626 million) in 2019, mainly driven by the increases in the revenues generated from our live streaming services and online karaoke services.

The increase in the revenues generated from live streaming and online karaoke services was mainly driven by the increases in the number of paying users and average revenue per paying user, reflecting increased user engagement as we enhanced the quality of the content and social functions offered.

From 2018 to 2019, the mobile MAUs of our social entertainment services increased from approximately 226 million to 232 million, and the number of paying users of our social entertainment services grew from approximately 9.8 million to 11.6 million.

Cost of revenues

Our cost of revenues increased by 43.2% from RMB11,708 million in 2018 to RMB16,761 million (US$2,408 million) in 2019, primarily driven by increases in service costs by 45.0% from RMB10,323 million in 2018 to RMB14,967 million (US$2,150 million) in 2019. The increase in service costs was primarily due to the increase in content costs and revenue sharing fees. The increase in content costs was mainly attributable to increased market price of music content and increased amount of music content licensed from music labels and other content partners. We also increased our in-house content productions in 2019. The increase in revenue sharing fees reflected the increased sales of virtual gifts driven by the growth in our online karaoke and live streaming services. In addition, we introduced more professionally generated content to our social entertainment platform through talent agencies and shared a portion of our revenues with these agencies.

Other cost of revenues increased by 29.5% from RMB1,385 million in 2018 to RMB 1,794 million (US$258 million) in 2019. Such increase was primarily attributable to higher payment channel fees and higher personnel costs.

Gross profit

As a result of the foregoing, our gross profit increased by 19.2% from RMB7,277 million in 2018 to RMB8,673 million (US$1,246 million) in 2019. Our gross margin decreased from 38.3% in 2018 to 34.1% in 2019.

Operating expenses

Our operating expenses increased by 19.4% from RMB3,972 million in 2018 to RMB4,744 million (US$681 million) in 2019.

Selling and marketing expenses

Our selling and marketing expenses increased by 19.1% from RMB1,714 million in 2018 to RMB2,041 million (US$293 million) in 2019, which was primarily due to increased spending to promote the Company's brands, products, and content offering.

General and administrative expenses

Our general and administrative expenses increased by 19.7% from RMB2,258 million in 2018 to RMB2,703 million (US$388 million) in 2019 primarily due to the increase in personnel-related costs, primarily as we continued to expand our R&D teams to support our products and technology efforts.

Interest income

Our interest income was RMB615 million (US$88 million) in 2019, as compared to RMB282 million in 2018. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits throughout 2019.

Other (losses)/gains, net

Our other gains, net, were RMB78 million (US$11 million) in 2019, as compared to other losses, net of RMB29 million in 2018. The increase was mainly attributable to government grant and tax rebate received during the year, and partly offset by the impairment loss of an associate.

Share-based payments in respect of issuance of ordinary shares to music label partners

We recorded a one-off share-based accounting charge of RMB1,519 million in respect of issuance of ordinary shares to music label partners in 2018, which represents the excess of the then-prevailing fair value of the ordinary shares we issued to Warner and Sony in October 2018 over the aggregate consideration received by us.

Operating Profits

As a result of the foregoing, our operating profit for the period increased by 126.7% to RMB4,622 million (US$664 million) in 2019, from RMB2,039 million in 2018. Operating margin increased to 18.2% for the year of 2019 from 10.7% in 2018 mostly due to a one-off share-based accounting charge of 1,519 million recorded in the fourth quarter of 2018 and the improvement of operating leverage.

Income tax expense

We had an income tax expense of RMB171 million in 2018 and RMB563 million (US$81 million) in 2019. Our income tax expense in 2018 and 2019 resulted from the net profit position of certain operating entities in the PRC.  Our effective tax rate was 12.4% in 2019, as opposed to 8.5% in 2018. The increase in our effective tax rate was mainly due to the change in the preferential tax rates of certain subsidiaries.

Profit for the period

As a result of the foregoing, our profit for the period increased from RMB1,832 million in 2018 to RMB3,977 million (US$571 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 72.9% from RMB10,981 million in 2017 to RMB18,985 million in 2018.

Online music services

Our revenues generated from online music services increased by 75.8% from RMB3,149 million in 2017 to RMB5,536 million in 2018, mainly driven by increased revenues from (i) user subscriptions; (ii) sublicensing music content to third-party platforms; and (iii) sales of digital music singles and albums to users.

The increased revenues from sales of digital singles and albums and from user subscriptions were primarily driven by the continuous growth of the user base of our online music services and their increased paying ratio. Revenue from paid music through the sales of subscription packages was RMB2.50 billion, up from RMB1.84 billion in 2017. The increase in our sublicensing revenues was primarily due to the increased number of sublicensing arrangements we entered into with other online music platforms in China. From 2017 to 2018, the mobile MAUs of our online music services grew from approximately 606 million to 642 million, and the number of paying users of our online music services grew from approximately 17.4 million to 24.4 million. During the same period, the paying ratio for our online music services grew from 2.9% to 3.8%. Such growth was primarily driven by the enhanced quantity and quality of our paid music content offerings.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased by 71.7% from RMB7,832 million in 2017 to RMB13,449 million in 2018, mainly driven by increased revenues generated from our live streaming services and online karaoke services.

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

From 2017 to 2018, the mobile MAUs of our social entertainment services grew from approximately 201 million to 226 million, and the number of paying users of our social entertainment services grew from approximately 7.4 million to 9.8 million. During the same period, the paying ratio for our social entertainment services increased from 3.7% to 4.3%.

Cost of revenues

Our cost of revenues increased by 63.3% from RMB7,171 million in 2017 to RMB11,708 million in 2018, primarily driven by increases in service costs by 68.1% from RMB6,142 million in 2017 to RMB10,323 million in 2018. The increase in service costs was primarily due to the increase in content costs and revenue sharing fees. The increase in content costs was mainly attributable to increased market price of music content and increased amount of music content licensed from music labels and other content partners. We also increased our in-house productions in 2018. The increase in revenue sharing fees reflected the increased sales of virtual gifts driven by the growth in our online karaoke and live streaming services.

Other cost of revenues increased by 34.6% from RMB1,029 million in 2017 to RMB1,385 million in 2018. Such increase was primarily attributable to higher payment channel fees and higher personnel costs.

Gross profit

As a result of the foregoing, our gross profit increased by 91.0% from RMB3,810 million in 2017 to RMB7,277 million in 2018. Our gross margin increased from 34.7% in 2017 to 38.3% in 2018.

Operating expenses

Our operating expenses increased by 63.2% from RMB2,434 million in 2017 to RMB3,972 million in 2018.

Selling and marketing expenses

Our selling and marketing expenses increased by 87.7% from RMB913 million in 2017 to RMB1,714 million in 2018, which was mainly driven by increased spending to promote our brands, products and content offerings.

General and administrative expenses

Our general and administrative expenses increased by 48.5% from RMB1,521 million in 2017 to RMB2,258 million in 2018, which was mainly attributable to (i) an increase in our employee benefit expenses in connection with the increase in our personnel and employee incentives; and (ii) the professional fees incurred in connection with our initial public offering completed in December 2018.

Other (losses)/gains, net

Our other losses, net, were RMB29 million in 2018, as compared to other gains, net of RMB124 million in 2017. The change was mainly due to net foreign exchange losses of RMB31 million in 2018 as opposed to net foreign exchange gains of RMB18 million in 2017 as a result of appreciation of US dollars against RMB, which was partially offset by an increase in government grants.

Share-based payments in respect of issuance of ordinary shares to music label partners

We recorded a one-off share-based accounting charge of RMB1,519 million in respect of issuance of ordinary shares to music label partners in the fourth quarter of 2018, which represents the excess of the then-prevailing fair value of the ordinary shares we issued to Warner and Sony in October 2018 over the aggregate consideration received by us.

Operating profit

As a result of the foregoing, our operating profit for the period increased by 28.0% to RMB2,039 million in 2018, from RMB1,593 million in 2017. Operating margin decreased to 10.7% for the year of 2018 from 14.5% in 2017 mostly due to the one-off share-based accounting charge of RMB1,519 million recorded in the fourth quarter of 2018.

Income tax expense

We had an income tax expense of RMB278 million in 2017 and RMB171 million in 2018. Our income tax expense in 2017 and 2018 resulted from the net profit position of certain operating entities in the PRC. The decrease in our income tax expense from 2017 to 2018 was mainly because of the lower Software Enterprise income tax rate enjoyed by Tencent Music Shenzhen in 2018 although our income before income tax has increased during the same period and a tax refund recorded in 2018 in respect of tax holiday applicable to Tencent Music Shenzhen that took effect since 2017.

Profit for the period

As a result of the foregoing, our profit for the period increased from RMB1,319 million in 2017 to RMB1,832 million in 2018.

Non-IFRS Financial Measure

We use adjusted profit for the year, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit for the year helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit for the year provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

Adjusted profit for the year represents profit for the year excluding an amortization of intangible and other assets arising from business combinations, share-based compensation expenses, share-based payments in respect of the issuance of ordinary shares to music label partners, gains/losses from investments and fair value change on puttable shares and income tax effects. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the years indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	1,319	1,832	3,977	571
Adjustments:
Amortization of intangible and other assets arising from business combinations(1)	329	306	362	52
Share-based compensation expenses	384	487	519	75
Share-based payments in respect of issuance of ordinary shares to music label partners(2)	—	1,519	—	—
(Gains)/losses from equity investments	(70)	52	79	11
Fair value change on puttable shares(3)	—	35	37	5
Income tax effects(4)	(58)	(57)	(71)	(10)
Adjusted profit for the year	1,904	4,174	4,903	704
Attributable to
Non-IFRS equity holders of the Company	1,911	4,175	4,908	705
Non-controlling interests	(7)	(1)	(5)	(1)
Earnings per share for Class A and Class B ordinary shares
Basic	0.74	1.36	1.50	0.22
Diluted	0.72	1.32	1.47	0.21
Shares used in earnings per Class A and Class B ordinary share computation
Basic	2,593,157,207	3,076,314,670	3,272,754,403	3,272,754,403
Diluted	2,639,466,412	3,159,220,888	3,347,572,338	3,347,572,338
Earnings per ADS(5)
Basic	—	2.71	3.00	0.43
Diluted	—	2.64	2.93	0.42
ADS used in earnings per ADS computation
Basic	—	1,538,157,335	1,636,377,201	1,636,377,201
Diluted	—	1,579,610,444	1,673,786,169	1,673,786,169

Notes:

(1)

Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent's acquisition of CMC in 2016 and certain acquisitions and combination transactions, net of related deferred taxes.

(2)	Represents the excess of the then fair value of the ordinary shares we issued to certain investors over the aggregate consideration we received in October 2018.
(3)	Represents the fair value changes on the put liability of certain shares issued in 2018.
(4)	Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from business combinations.
(5)	Each ADS represents two of our Class A ordinary shares.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2.2 to the consolidated financial statements of Tencent Music Entertainment Group included elsewhere in this annual report.

5.B.	Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities and contributions from shareholders. As of December 31, 2019, we had RMB15,426 million (US$2,216 million) in cash and cash equivalents, a significant portion of which were held by our PRC subsidiaries and VIEs and their subsidiaries in China and Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary in Hong Kong. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We collect the majority of our revenues from users who pay in advance.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to $400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019. We currently plan to fund repurchases from our existing cash balance. In March and up to the date of this report, we have repurchased ADSs from the open market for an aggregate amount of approximately US$16 million in cash pursuant to the share repurchase program.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our initial public offering in December 2018. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	2,500	5,632	6,200	891
Net cash used in investing activities	(483)	(1,190)	(8,102)	(1,164)
Net cash generated from/(used in) financing activities	99	7,741	(31)	(4)
Net increase/(decrease) in cash and cash equivalents	2,116	12,183	(1,933)	(278)
Cash and cash equivalents at beginning of the year	3,071	5,174	17,356	2,493
Exchange differences on cash and cash equivalents	(13)	(1)	3	-
Cash and cash equivalents at end of the year	5,174	17,356	15,426	2,216

Operating activities

Net cash generated from operating activities was RMB6,200 million (US$891 million) in 2019. The difference between our profit before income tax of RMB4,540 million (US$652 million) and the net cash generated from operating activities was mainly due to (i) the increase in other operating liabilities of RMB1,164 million (US$167 million) largely due to our overall business growth; (ii) the increase in accounts payable of RMB717 million (US$103 million); and (iii) depreciation and amortization of RMB583 million (US$84 million), partially offset by (i) the increase in accounts receivables of RMB733 million (US$105 million); and (ii) interest income of RMB615 million (US$88 million).

Net cash generated from operating activities was RMB5,632 million in 2018. The difference between our profit before income tax of RMB2,003 million and the net cash provided by operating activities was mainly due to (i) non-cash share based payment expense in respect of issuance of ordinary shares to music label partners of RMB1,519 and share-based compensation expense of RMB487 million; (ii) the increase in operating liabilities of RMB2,361 million largely due to our overall business growth; and (iii) depreciation and amortization of RMB369 million, partially offset by (i) the increase in operating assets of RMB975 million, which was mainly driven by our overall business growth; and (ii) income taxes paid in an amount of RMB221 million.

Net cash generated from operating activities was RMB2,500 million in 2017. The difference between our profit before income tax of RMB1,597 million and the net cash provided by operating activities was mainly due to (i) the increase in other operating liabilities of RMB1,051 million largely due to our overall business growth; (ii) depreciation and amortization of RMB379 million; and (iii) non-cash share-based compensation expense of RMB362 million, partially offset by (i) the increase in account receivables of RMB447 million, which was mainly driven by our overall business growth; and (ii) income taxes paid in an amount of RMB207 million.

Investing activities

Net cash used in investing activities was RMB8,102 million (US$1,164 million) in 2019, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB12,050 million (US$1731 million); (ii) purchase of intangible assets of RMB191 million (US$27 million); and (iii) our purchases of property, plant and equipment of RMB95 million (US$14 million), partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB4,550 million (US$654 million).

Net cash used in investing activities was RMB1,190 million  in 2018, which was primarily attributable to (i) payment for acquired business, net of cash acquired of RMB1,090 million; (ii) payments for financial assets and equity investments in certain companies of RMB339 million; and (iii) our purchases of property, plant and equipment and intangible assets of RMB144 million, partially offset by net cash received for business combination under common control of RMB397 million.

Net cash used in investing activities was RMB483 million in 2017, which was primarily attributable to (i) settlement of pre-acquisition dividend payables of RMB591 million; (ii) our purchase of property, plant and equipment of RMB75 million; and (iii) our payment for business combination, net of cash acquired, of RMB72 million, in connection with our acquisition of a subsidiary in 2017, partially offset by (i) net proceeds from short-term investments, which mainly included financial products offered by commercial banks and financial institutions in China, of RMB261 million; and (ii) proceeds from disposal of investments accounted for using equity method of RMB57 million.

Financing activities

Net cash used in financing activities in 2019 was RMB31 million (US$4 million), which was mainly due to (i) payment for acquisition of non-controlling interests in non-wholly-owned subsidiaries of RMB79 million (US$11 million); (ii) payment for lease liabilities of RMB63 million (US$9 million); and (iii) share withheld for share award schemes of RMB31 million (US$4 million), partially offset by the proceeds from exercise of share options of RMB127 million (US$18 million).

Net cash generated from financing activities in 2018 was RMB7,741 million, which was mainly the proceeds we received from the issuance of ordinary shares, including our initial public offering, of RMB7,319 million and puttable shares of RMB422 million.

Net cash generated from financing activities in 2017 was RMB99 million, which was mainly the proceeds we received from the exercise of certain employee share options of RMB79 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB77 million, RMB144 million and RMB286 million (US$41 million), in 2017, 2018 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in December 2018. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by our consolidated VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” In 2017, 2018 and 2019, the amount of such services fees and royalty payments paid to our PRC subsidiaries from our VIEs was RMB2,535.5 million, RMB7,377.0 million and RMB9,142 million (US$1,313 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. In accordance with PRC company laws, our PRC subsidiaries and consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries and consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and consolidated VIEs.

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

The table below sets forth the respective revenues contribution and assets of Tencent Music Entertainment Group and its wholly-owned subsidiaries and consolidated VIEs as of the dates and for the periods indicated:

	Total Revenues(1)			Total Assets
	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018	For the Year Ended December 31, 2019	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
Tencent Music Entertainment Group	—	—	—	53.6%	53.6%	48.6%
Wholly-owned subsidiaries outside the PRC	—	—	—	12.6%	10.3%	10.4%
Wholly-owned subsidiaries in the PRC	0.3%	0.1%	0.2%	3.5%	6.7%	12.3%
Consolidated VIEs	99.7%	99.9%	99.8%	30.3%	29.4%	28.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Percentages exclude inter-company transactions between Tencent Music Entertainment Group and its wholly-owned subsidiaries and the consolidated VIEs.

In 2019, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through our consolidated VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

5.C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility.

Our R&D expenses were RMB797 million, RMB937 million and RMB1,159 million (US$166 million) in 2017, 2018 and 2019.

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We did not have any off-balance sheet arrangements as of December 31, 2019.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2019.

	Payment due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Operating commitments(1)	235	34	233	33	2	-	-	-	-	-
Content royalties(2)	7,217	1,037	4,513	648	2,703	388	1	-	-	-
Investment commitments(3)	198	28	198	28	-	-	-	-	-	-

Notes:

(1)	Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to rental of bandwidth.
(2)	Represents the minimum royalty payments associated with license agreements to which we are subject.
(3)	Represents commitments to acquire the equity interests in certain entities.

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Specific Factors Affecting our Results of Operations—Our ability to enhance returns on our spending on content” for a discussion of the future trend of our content royalties.

In addition, on December 31, 2019, the Group proposed to join a consortium (the “Consortium”) led by Tencent to acquire a 10% equity stake in Universal Music Group (“UMG”), at an enterprise value of EUR30 billion, up to a 10% equity interest in the Consortium. The Consortium will also have the option to purchase an additional 10% equity stake in UMG at the same enterprise value pursuant to the terms of the transaction documents. The Transaction is subject to regulatory approvals and other customary closing conditions, and is expected to close by the first half of 2020.

Prior to the closing of the Transaction, the Group and UMG also intend to enter into a second agreement that grants the Group an option to acquire a minority equity stake in UMG's Greater China business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

5.G.	Safe harbor
See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Tong Tao Sang	46	Chairman
Cussion Kar Shun Pang	46	Chief Executive Officer, Director
Zhenyu Xie	45	President, Chief Technology Officer, Director
Martin Lau	47	Director
James Gordon Mitchell	46	Director
Brent Richard Irvin	47	Director
Tak-Wai Wong	43	Independent Director
Liang Tang	42	Independent Director
Edith Manling Ngan	55	Independent Director
Min Hu	48	Chief Financial Officer
Cheuk Tung Tony Yip	39	Chief Strategy Officer, Head of Ultimate Music
Linlin Chen	39	Group Vice President, Kugou
Dennis Tak Yeung Hau	44	Group Vice President, QQ Music and WeSing
Lixue Shi	45	Group Vice President, Kuwo
Tsai Chun Pan	45	Group Vice President, Copyright Management

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

Zhenyu Xie currently serves as our President and Chief Technology Officer and has been a member of our board of directors since April 2014 and currently oversees our Kugou business. Mr. Xie founded Kugou Music in 2004 and has been committed to Internet technology innovation and the development of the digital music industry for more than a decade. Before founding Kugou Music, he founded SoGua in 2001, which was the first digital music search engine in China. Mr. Xie also served as a senior technical engineer from 1998 to 2001 at China Merchants Bank Co., Ltd. and graduated from Sun-Yat Sen University in 1997 with a bachelor’s degree in computer science.

Martin Lau has served as a member of our board of directors since July 2016. Mr. Lau joined Tencent in 2005 and currently serves as an executive director and the president of Tencent. Prior to joining Tencent, Mr. Lau worked as an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, Mr. Lau worked at McKinsey & Company, Inc. as a management consultant. On July 28, 2011, Mr. Lau was appointed as a non-executive director of Kingsoft Corporation Limited, an Internet-based software developer, distributor and software service provider listed in Hong Kong. On March 10, 2014, Mr. Lau was appointed as a director of JD.com, Inc., an online direct sales company in China, which has been listed on NASDAQ since May 2014. On March 31, 2014, Mr. Lau was appointed as a director of Leju Holdings Limited, an online-to-offline real estate services provider in China, which has been listed on the New York Stock Exchange since April 2014. On December 29, 2017, Mr. Lau was appointed as a director of Vipshop Holdings Limited, an online discount retailer company listed on the New York Stock Exchange. On September 4, 2018, Mr. Lau was appointed as a non-executive director of Meituan Dianping, a Chinese leading e-commerce platform for services which has been listed on the Hong Kong Stock Exchange since

September 2018. Mr. Lau received a bachelor’s degree in Electrical Engineering from University of Michigan, a master’s degree in Electrical Engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

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

Brent Richard Irvin has served as a member of our board of directors since July 2016. Mr. Irvin joined Tencent in January 2010 and currently serves as a vice president and the general counsel of Tencent. He is also the Head of Tencent America, responsible for the operation of the Tencent’s U.S. offices. Mr. Irvin also serves as a director of the Tencent Research Institute, and as a member of Stanford Law School’s board of visitors. Mr. Irvin is also a non-executive director of Tongcheng-Elong Holdings Limited (HKEX: 0780) since March 2018. Prior to that, Mr. Irvin worked as a corporate lawyer in Silicon Valley from 2003 to 2009, first at Shearman & Sterling and later at Wilson Sonsini Goodrich & Rosati. He also holds directorships in various unlisted companies. Mr. Irvin received a bachelor’s degree in history from Carleton College in 1994, a master’s degree in Asian Studies from Yale University in 1995, and a juris doctorate degree from Stanford Law School in 2003.

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

Liang Tang has served as a member of our board of directors since April 2014. Mr. Tang currently serves as president of China Investment Financial Holdings Fund Management Company Limited since 2014, director and manager of Zhongke Zhiyun Technology Co., Ltd since June 2018, and independent non-executive director of CMGE Technology Group Limted (HKEX: 0302) since September 2019. Mr. Tang is also the chairman of China HeFei FoF, the chairman of Zhongde Yangtze Financial Holdings, a founding shareholder of the Hubei Yangtze Industrial Fund, the chairman of China Film CICFH Cinema M&A Fund co-founded with China Film Co. Ltd., the chairman of Asia Culture and Entertainment Group. Mr. Tang had previously worked as a corporate lawyer at Wilson Sonsini Goodrich & Rosati, headquartered in Silicon Valley. Mr. Tang has established a number of industrial funds, and led investments in internet, entertainment, AI, new energy and environmental protection sectors. Mr. Tang received a bachelor’s degree in law from Peking University, a master’s degree in law from Yale University and Stanford University.

Edith Manling Ngan has served as a member of our board of directors since December 2018. Ms. Ngan currently serves as the alternate chair of the Pay Trend Survey Committee of the Hong Kong SAR Government Standing Commission on Civil Service Pay and Conditions of Service and as a member of various investment committees of government funds. Prior to her retirement in 2017 as regional managing director, East Asia of the Royal Institute of Chartered Surveyors (RICS), a global leading professional body for qualifications and standards in land, property, infrastructure and construction, she was chief executive from 2012 to 2016 of the Hong Kong Securities and Investment Institute, which sets and administers the licensing examinations for the Hong Kong Securities and Futures Commission. Between 1996 and 2010, Ms. Ngan had worked for ABN AMRO Fund Services (Asia) Ltd, Principal International (Asia) Ltd. and Invesco Asia Limited in regional management roles before she moved to non-profits and served as an executive director of Asia Society Hong Kong Center. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

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

Linlin Chen is one of the founding members of Kugou and is currently overseeing our Kugou business. Ms. Chen has extensive management experience in product operations, marketing and corporate governance. Ms. Chen holds an EMBA degree from Sun-Yat Sen University.

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

Lixue Shi currently serves as our Group Vice President and currently oversees our Kuwo business. Prior to joining TME in November 2012, Mr. Shi served as the assistant general manager of the Online Media Group at Tencent from 2008 to 2012. In addition, Mr. Shi served as the general manager of Business Objects North China and sales head at SAS Institute China Inc. from 2004 to 2007. Mr. Shi was a senior customer representative and a regional sales manager of IBM China Company Limited from 1998 to 2004. Mr. Shi graduated from Tsinghua University in 1998 with a bachelor's degree in mechanical engineering.

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

6.B.	Compensation

Compensation

In 2019, we paid an aggregate cash compensation of approximately RMB65.0 million (US$9.0 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,456 ordinary shares. As of the date of this annual report, options to purchase a total of 10,847,956 ordinary shares are outstanding under the 2014 Share Incentive Plan.

The following paragraphs summarize the terms of the 2014 Share Incentive Plan.

Types of Awards. The 2014 Share Incentive Plan permits the awards of options (including incentive share options and non-statutory share options), share appreciation rights, share grants and restricted share units, or RSUs.

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

2017 Option Plan

We adopted an employee share incentive plan, or the 2017 Option Plan, on April 15, 2017. The purpose of the 2017 Option Plan is to motivate and reward our employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further the best interests of the company and our shareholders. Under the 2017 Option Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 97,951,238 ordinary shares. As of the date of this annual report, options to purchase a total of 26,365,188 ordinary shares are outstanding under the 2017 Option Plan, and 5,897,124 of such options had vested and become exercisable.

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

2017 Restricted Share Scheme

We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the company and aligning the interests of the selected personnel directly to the shareholders of the company through ownership of equity interests. Under the 2017 Restricted Share Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 111,701,622 ordinary shares. As of the date of this annual report, a total of 34,583,840 restricted shares are outstanding under the 2017 Restricted Share Scheme.

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

Ordinary
Shares
Underlying
	Equity	Exercise
	Awards	Price
	Granted	(US$/Share)	Date of Grant	Date of Expiration
Tong Tao Sang	—	—	—	—
Cussion Kar Shun Pang	*	2.3244 to 7.1411	various dates from June 16, 2017 to June 14, 2019	various dates from June 16, 2027 to June 14, 2029
Zhenyu Xie	*	0 to 7.1411	October 17, 2018 and June 14, 2019	October 17, 2028 to June 14, 2029
Martin Lau	—	—	—	—
James Gordon Mitchell	—	—	—	—
Brent Richard Irvin	—	—	—	—
Tak-Wai Wong	—	—	—	—
Liang Tang	—	—	—	—
Edith Manling Ngan	*	0	December 15, 2019	December 15, 2029
Min Hu	*	0 to 7.1411	various dates from June 16, 2017 to June 14, 2019	various dates from June 16, 2027 to June 14, 2029
Cheuk Tung Tony Yip	*	0 to 7.1411	various date from April 16, 2018 to June 14, 2019	various date from April 16, 2028 to June 14, 2029
Linlin Chen	*	0 to 7.1411	various date from August 31, 2017 to June 14, 2019	various date from August 31, 2027 to June 14, 2029
Dennis Tak Yeung Hau	*	0 to 7.1411	various dates from June 16, 2017 to June 14, 2019	various dates from June 16, 2027 to June 14, 2029
Lixue Shi	*	0 to 7.1411	October 17, 2018 and June 14, 2019	October 17, 2028 and June 14, 2029
Tsai Chun Pan	*	0	January 21, 2019 and January 19, 2020	January 21, 2029 and January 19, 2030
All directors and executive officers as a group	*	0 to 7.1411	Various dates from June 16, 2017 to January 19, 2020	Various dates from June 16, 2027 to January 19, 2030

Notes:

*	Less than 1% of our total outstanding shares.

As of the date of this annual report, our employees other than members of our senior management as a group held options to purchase 20,040,644 ordinary shares, with exercise prices ranging from US$0.000076 per share to US$7.1411 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2014 Share Incentive Plan, 2017 Option Plan and the 2017 Restricted Share Scheme, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation relating to TME Incentive Plans.”

6.C.	Board Practices

Board of Directors

Our board of directors consists of nine directors, including three independent directors, namely Mr. Tak-Wai Wong, Mr. Liang Tang and Ms. Edith Manling Ngan. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

Audit Committee. Our audit committee consists of Mr. Tak-Wai Wong, Ms. Edith Manling Ngan, and two non-voting observers, John Lo and Matthew Cheng, and is chaired by Ms. Edith Manling Ngan. We have determined that each of Mr. Tak-Wai Wong and Ms. Edith Manling Ngan satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Edith Manling Ngan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of our company. The audit committee is responsible for, among other things:

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

•	reviewing and approving all proposed related party transactions, including those to be entered into with Tencent entities;
•	reviewing and recommending the financial statements for inclusion within our quarterly and interim earnings releases and to our board for inclusion in our annual reports;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
•	reviewing and reassessing the adequacy of the committee charter;
•	at least annually, approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
•	overseeing and evaluating procedures for the handling of complaints and whistleblowing;
•	meeting separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent registered public accounting firm;
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

We had 2,406, 3,041 and 3,610 full-time employees as of December 31, 2017, 2018 and 2019, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2019.

Function	Number of employees
Research and development	2,021
Content management	641
Sales and marketing	361
Management and administration	587
Total	3,610

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 25, 2020, by:

•	each of our directors and executive officers;
•	all of our directors and executive officers as a group; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,355,065,938 outstanding ordinary shares (consisting of 1,341,335,323 Class A ordinary shares and 2,013,730,615 Class B ordinary shares) as of March 25, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of March 25, 2020
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting
	Number	%	Number	%	Number	%	power***
Directors and Executive Officers†
Tong Tao Sang	—	—	—	—	—	—	—
Cussion Kar Shun Pang	*	*	—	—	*	*	—
Zhenyu Xie(1)	50,112,500	3.7	83,469,633	4.1	133,582,133	4.0	4.1
Martin Lau	—	—	—	—	—	—	—
James Gordon Mitchel	—	—	—	—	—	—	—
Brent Richard Irvin	—	—	—	—	—	—	—
Tak-Wai Wong	—	—	—	—	—	—	—
Liang Tang	—	—	—	—	—	—	—
Edith Manling Ngan	*	*	—	—	*	*	*
Min Hu	*	*	—	—	*	*	—
Cheuk Tung Tony Yip	*	*	—	—	*	*	—
Linlin Chen	*	*	*	*	*	*	*
Dennis Tak Yeung Hau	*	*	—	—	*	*	—
Lixue Shi	*	*	*	*	*	*	*
Tsai Chun Pan	—	—	—	—	—	—	—
All directors and executive officers as a group	50,011,350	3.7	83,469,635	4.1	133,480,985	4.0	4.1
Principal Shareholders:
Tencent(2)	224,660,159	16.7	1,640,456,882	81.5	1,865,117,041	55.6	78.7
PAG Capital Limited(3)	60,780,508	4.5	214,421,785	10.6	275,202,293	8.2	10.4
Spotify(4)	282,830,698	21.1	—	—	282,830,698	8.4	—

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,355,065,938, being the number of ordinary shares outstanding (consisting of 1,341,335,323 Class A ordinary shares and 2,013,730,615 Class B ordinary shares) as of March 25, 2020, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

Except for Mr. Tong Tao Sang, Mr. Brent Richard Irvin, Mr. Tak-Wai Wong, Mr. Liang Tang, Mr. Martin Lau, Mr. James Gordon Mitchell and Ms. Edith Manling Ngan, the business address of our directors and executive officers is 17/F, Matsunichi Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Tong Tao Sang, Mr. Brent Richard Irvin, Mr. Martin Lau and Mr. James Gordon Mitchell is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057,

China. The business address of Mr. Tak-Wai Wong is AIA Central, 1 Connaught Road Central, Hong Kong. The business address of Mr. Liang Tang is Building C08, Chuangye Road, Wuqing Development Zone, Tianjin, 301701, China. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong.

(1)

Represents 83,469,633 Class B ordinary shares held of record by OneDayDay Forever Investment Limited, a British Virgin Islands company, and 25,000,000 ADSs held by Marvellous Mountain Investments Limited, a British Virgin Islands company wholly owned by Mr. Xie. OneDayDay Forever Investment Limited is ultimately owned by OneDayDay Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Mr. Xie is the settlor, and Mr. Xie and certain of his family members are the beneficiaries, of OneDayDay Trust. Under the terms of the trust, Mr. Xie has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to, the foregoing Class B ordinary shares held by OneDayDay Forever Investment Limited. The registered address of OneDayDay Forever Investment Limited is at the offices of Intertrust Corporate Services (BVI) Limited, Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin Islands.

(2)

The number of ordinary shares beneficially owned represents (i) 1,640,456,882 Class B ordinary shares held by Min River Investment Limited, a company incorporated in British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iii) 83,244,810 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 83,244,810 ordinary shares held by record by the minority shareholders. The Class A ordinary shares beneficially owned by Tencent represent 224,660,159 Class A ordinary shares re-designated from the same number of ordinary shares it beneficially owns immediately prior to our initial public offering as a result of the proxy given by certain shareholders to Tencent as discussed above. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(3)

The number of ordinary shares beneficially owned represents (i) 50,000,000 Class A Ordinary Shares in the form of ADSs and 194,047,347 Class B Ordinary Shares held by PAGAC Music Holding II Limited, a company incorporated in Cayman Islands; (ii) 20,374,437 Class B Ordinary Shares held by PAGAC Music Holding II LP, a limited partnership incorporated in Cayman Islands; and (iii) 10,780,508 Class A Ordinary Sares in the form of ADSs and one Class B Ordinary Share held by PAGAC Music Holding II-A LP, a limited liability partnership incorporated in Cayman Islands. PAGAC Music Holding II Limited, PAGAC Music Holding II LP and PAGAC Music Holding II-A LP are controlled by PAG Capital Limited. The registered address of PAGAC Music Holding II Limited is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. The registered address of PAGAC Music Holding II LP and PAGAC Music Holding II-A LP is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

(4)

The number of Class A ordinary shares beneficially owned represents 282,830,698 Class A ordinary shares held by Spotify AB, a company incorporated in Sweden, which is beneficially owned and controlled by Spotify Technology S.A. (NYSE: SPOT). See Note (2) above for a description of the voting proxy granted by Spotify AB with respect to such ordinary shares. The registered address of Spotify AB is Birger Jarlsgatan 61, 11356 Stockholm, Sweden.

As of March 25, 2020, 972,386,118 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 29.0% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB (a wholly-owned subsidiary of Spotify Technology S.A., or Spotify), and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. In connection with its acquisition of our ordinary shares, Spotify agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions described elsewhere in this annual report. We held an approximately 2.5% equity interest in Spotify immediately following our investment in Spotify. See “Item 4. Information on the Company—4.A. History and Development of the Company.”

In connection with our investment in Spotify, on December 15, 2017, an investor agreement was entered into by and among Spotify, TME, TME Hong Kong, Tencent and a wholly-owned subsidiary of Tencent (together with TME, TME Hong Kong and Tencent, the “Tencent Investors”) and certain Spotify parties, pursuant to which Spotify’s co-founder has the sole and exclusive right to vote, in his sole and absolute discretion, any of Spotify’s securities beneficially owned by the Tencent Investors or their controlled affiliates.

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

The table below sets forth the major related parties and their relationships with us as of December 31, 2019.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner

The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group(1)	33	51	355	51
Online music services to the Company’s associates and associates of Tencent Group	—	18	40	6
Social entertainment services and others to Tencent Group, the Company's associates and associates of Tencent Group	20	63	21	3
Expenses
Operation expenses recharged by Tencent Group(2)	493	589	752	108
Advertising agency cost to Tencent Group(3)	187	207	231	33
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group(4)	45	88	132	19
Other costs to the Company's associates and associates of Tencent Group	—	14	25	4

Notes:

(1)	Primarily include revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement .
(2)	Primarily include expenses associated with cloud services and certain administrative functions provided to us by Tencent Group.
(3)	Primarily include advertising fees paid to Tencent Group for our advertising services sold through Tencent Group.
(4)	Primarily include content royalty we paid to Tencent Group and music labels who are our associates or the associates of Tencent Group.

In addition, we invested in minority interest in certain music related media projects of Tencent Group in aggregate amount of RMB116 million in the year of 2018.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	651	971	1,653	237
The Company’s associates and associates of Tencent Group	8	39	49	7
Included in prepayments, deposits and other assets from related parties:
Tencent Group	59	28	50	7
The Company’s associates and associates of Tencent Group	26	16	23	3
Included in accounts payable to related parties:
Tencent Group	104	529	215	31
The Company’s associates and associates of Tencent Group	5	1	15	2
Included in other payables and accruals to related parties:
Tencent Group	59	135	382	55
The Company’s associates and associates of Tencent Group	—	—	19	3

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	46	64	65	9
Share-based compensation	107	223	233	33
	153	287	298	43

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to copyright infringement, commercial disputes and competition. As of December 31, 2019, there were 132 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB20.5 million (US$2.9 million). We are currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Pending or future litigation or governmental proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie, who previously served as our Co-President and a director, CMC, and certain affiliates of CMC as respondents. In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On February 28, 2020, oral argument on the Claimant’s appeal was held in the U.S. Court of Appeals for the Second Circuit. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, have been named as respondents in an arbitration proceeding in the PRC.”

From time to time, we may be involved in legal proceedings in the ordinary course of our business. In September 2019 and October 2019, respectively, the Company, and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York and the Supreme Court of the State of New York, County of New York. Amended complaints in both actions were filed in February 2020, at which time and Tencent, based on its status as our controlling shareholder, was named as a defendant in the Eastern District of New York action, and the Company’s underwriters in its initial public offering were added as defendants in both actions.  Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that our Registration Statement dated December 12, 2018 and our annual report dated April 19, 2019 on Form 20-F contained material misstatements and omissions in violation of the U.S. federal securities laws.  These actions remain in their preliminary stages. Additional complaints related to these claims may be filed in the coming months. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

There are no other claims, lawsuits, investigations or proceedings that are expected to have a material adverse impact on our financial statements.

Dividend Policy

We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

In December 2017, our board of directors resolved to distribute 255,185,879 ordinary shares as a fully paid share dividend to all of our shareholders on a pro rata basis. After giving effect to the waiver from Spotify and Tencent to receive such share dividend, we distributed to our then existing shareholders (other than Min River Investment Limited and Spotify AB) a share dividend of a total of 88,726,036 of our ordinary shares. Subsequently, in consideration for the above-mentioned waiver from Tencent, a certain number of the ordinary shares of Spotify that we acquired in the foregoing transactions were transferred to a wholly-owned subsidiary of Tencent for a nominal consideration of US$1, which was accounted for as a distribution to Tencent and recognized in equity.

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

We are a Cayman Islands company and our affairs are governed by our sixth amended and restated memorandum and articles of association, as amended from time to time and the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

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

According to Clause 3 of our Sixth Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

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

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to person or entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

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

A quorum required for a meeting of shareholders consists of one or more shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth memorandum and articles of association provides that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting for each fiscal year as required by the Listing Rules of the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman of the board or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case our board of directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and any special resolutions passed by our shareholders, and the register of mortgages and charges of our company).

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resided in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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

Taxation of Distributions

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation”, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2019 taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar, and the Renminbi in 2019 depreciated approximately by 1% against the U.S, dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-227656), as amended, including the annual report contained therein, which registered 164,000,000 Class A ordinary shares represented by 82,000,000 ADSs and was declared effective by the SEC on December 11, 2018, for our initial public offering, which closed in December, 2018. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P.Morgan Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the representatives of the underwriters. We received net proceeds of approximately US$509 million in the aggregate from the initial public offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and received additional net proceeds of US$1.8 million from the concurrent private placement to Tencent to effect its Assured Entitlement Distribution.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, we have not yet used the proceeds received from the initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this annual report.

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

	Year Ended December 31,
Services	2017	2018	2019
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	7,000	6,000	15,000
Audit-Related Fees(2)	—	13,800	—
Tax Fees(3)	—	400	—
Other Fees(4)	—	2,000	2,690
Total	7,000	22,200	17,690

(1)	Audit Fees. Audit fees mean the aggregate fees billed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
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

2.4*	Description of Registrant’s Securities
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

Exhibit Number	Description of Document

4.26*	English translation of Equity Interests Pledge Agreement among Beijing Tencent Music, Xizang Qiming and the shareholders of Xizang Qiming dated September 12, 2019
4.27*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Xizang Qiming and the shareholders of Xizang Qiming dated September 12, 2019
4.28

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Xizang Qiming dated February 8, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.29

English translation of Voting Trust Agreement granted by Mr. Qihu Yang, shareholder of Xizang Qiming dated February 8, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.30*	English translation of Power of Attorney granted by Mr. Dejun Gu, shareholder of Xizang Qiming dated September 12, 2019
4.31

English translation of Spousal Consent granted by the spouse of Mr. Qihu Yang dated February 8, 2018 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.32*	English translation of Spousal Consent granted by the spouse of Mr. Dejun Gu dated September 12, 2019
4.33

English translation of the Loan Agreement between Beijing Tencent Music and Mr. Qihu Yang dated February 8, 2018 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.34*	English translation of Debt Assignment and Offset Agreement among Ms. Min Hu, Mr. Dejun Gu and Beijing Tencent Music dated September 12, 2019
4.35

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

4.42

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

4.44

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

4.47*	English translation of Spousal Consent granted by the spouse of Ms. Yaping Gao dated November 29, 2018
4.48*	English translation of Equity Interests Pledge Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated October 1, 2019
4.49*	English translation of Exclusive Option Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated October 1, 2019
4.50

English translation of Exclusive Technical Service Agreement between Yeelion Online and Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.51*	English translation of Voting Trust Agreement granted by the shareholders of Beijing Kuwo dated October 1, 2019
4.52

English translation of Loan Agreement among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi dated July 12, 2016 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.53*	English translation of Debt Assignment and Offset Agreement among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online dated October 1, 2019
4.54*	English translation of Spousal Consent granted by the spouse of Ms. Meiqi Wang dated October 1, 2019
4.55

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

4.58

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

4.60

English translation of Spousal Consent granted by the spouse of Mr. Gang Ding dated January 11, 2018 (incorporated herein by reference to Exhibit 10.56 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.61*	English translation of Equity Interests Pledge Agreement among Beijing Tencent Music, Niannian Youyu and the shareholders of Niannian Youyu dated August 28, 2019
4.62*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Niannian Youyu and the shareholders of Niannian Youyu dated August 28, 2019
4.63*	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Niannian Youyu dated August 28, 2019
4.64*	English translation of respective Loan Agreement between Mr. Mingzhong Ji and Mr. Wenjiang Zhou and Tencent Music (Beijing) Co., Ltd dated August 28, 2019
4.65*	English translation of Power of Attorney granted by the shareholders of Niannian Youyu dated August 28, 2019
4.66*	English translation of Spousal Consent granted by the spouse of Mr. Mingzhong Ji dated August 28, 2019

Exhibit Number	Description of Document

4.67*	English translation of Equity Interests Pledge Agreement among Simo Music, United Culture Entertainment and the shareholders of United Culture Entertainment dated July 26, 2019
4.68*	English translation of Exclusive Option Agreement among Simo Music, United Culture Entertainment and the shareholders of United Culture Entertainment dated July 26, 2019
4.69*	English translation of Exclusive Business Cooperation Agreement between Simo Music and United Culture Entertainment dated July 26, 2019
4.70*	English translation of Loan Agreement among Mr. Dejun Gu, Mr. Qihu Yang and Simo Music dated July 26, 2019
4.71*	English translation of Voting Trust Agreement granted by the shareholders of United Culture Entertainment dated July 26, 2019
4.72*	English translation of Commitment Letters signed by Mr. Qihu Yang and Mr. Dejun Gu dated July 26, 2019
4.73*	English translation of Spousal Consents granted by the spouse of Mr. Qihu Yang and the spouse of Mr. Dejun Gu dated July 26, 2019
4.74*	English translation of Equity Interests Pledge Agreement among Huateng Xiangfeng, Shengxiang Hudong and Mr. Qihu Yang, shareholder of Shengxiang Hudong dated May 15, 2019
4.75*	English translation of Equity Interests Pledge Agreement among Huateng Xiangfeng, Shengxiang Hudong and Mr. Dejun Gu, shareholder of Shengxiang Hudong dated May 15, 2019
4.76*	English translation of Exclusive Option Agreement among Huateng Xiangfeng, Shengxiang Hudong and Mr. Qihu Yang, shareholder of Shengxiang Hudong dated May 15, 2019
4.77*	English translation of Exclusive Option Agreement among Huateng Xiangfeng, Shengxiang Hudong and Mr. Dejun Gu, shareholder of Shengxiang Hudong dated May 15, 2019
4.78*	English translation of Business Cooperation Agreement between Huateng Xiangfeng and Shengxiang Hudong dated May 15, 2019
4.79*	English translation of Power of Attorney granted by Mr. Qihu Yang, shareholder of Shengxiang Hudong dated May 15, 2019
4.80*	English translation of Power of Attorney granted by Mr. Dejun Gu, shareholder of Shengxiang Hudong dated May 15, 2019
4.81*	English translation of Spousal Consent granted by the spouse of Mr. Qihu Yang dated May 15, 2019
4.82*	English translation of Spousal Consent granted by the spouse of Mr. Dejun Gu dated May 15, 2019
4.83

English translation of Master Business Cooperation Agreement between certain affiliates of Tencent and the Registrant dated July 12, 2018 (incorporated herein by reference to Exhibit 10.57 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.84

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

4.85

Registration Rights Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated November 16, 2018 (incorporated herein by reference to Exhibit 10.59 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

8.1*	Principal Subsidiaries and VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tencent Music Entertainment Group

By:	/s/ Cussion Kar Shun Pang
	Name:	Cussion Kar Shun Pang
	Title:	Chief Executive Officer

Date: March 25, 2020

TENCENT MUSIC ENTERTAINMENT GROUP

(Incorporated in the Cayman Islands with limited liability)

2019 CONSOLIDATED FINANCIAL STATEMENTS

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition from social entertainment services in relation to sale of durable virtual gifts

As described in Notes 2.22(b) and 4(b) to the consolidated financial statements, revenue from social entertainment services and others in the amount of RMB18,282 million for the year ended December 31, 2019 includes revenue from the sale of durable virtual gifts on the Company’s online karaoke and live streaming platforms. Management recognizes the revenue for sale of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service periods derived from past experiences, given there is an implicit obligation of the Company to maintain the virtual gifts operated on its platforms. The expected service periods of the virtual gifts is determined by management based on historical data of the Company’s customers’ user relationship period. Significant judgments were required in determining the expected user relationship periods including, but not limited to users' historical activities patterns and churn rates. Management assesses the estimated lifespans of virtual gifts whenever there is any indication of change in the expected user relationship periods.

The principal considerations for our determination that performing procedures relating to revenue recognition from social entertainment services and others in relation to sale of durable virtual gifts is a critical audit matter are there was a significant amount of judgment by management in determining the expected service periods. This in turn led to a high degree of auditor judgment and effort in evaluating the assumptions used by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the operating effectiveness of controls over determining the expected user relationship periods for revenue recognition from social entertainment services in relation to sale of durable virtual gifts including information systems’ general and automated controls over the Company’s online platforms. These procedures also included, among others, (i) evaluating management’s judgment of key assumptions in determining the estimated lifespans of the durable virtual gifts by comparing assumptions to actual historical results; (ii) testing the data integrity of historical users’ activities patterns and calculation of the churn rates; and (iii) evaluating the consideration made by management with reference to the continuing relevance of historical data of the Company’s customers’ user relationship periods.

Impairment assessments of goodwill

As described in Notes 2.10 and 14 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB17,140 million as of December 31, 2019. Management conducts an annual goodwill impairment test or when there are indications the carrying value may be impaired. For purposes of impairment testing, management allocates its goodwill to the relevant cash-generating units (“CGUs”) or group of CGUs, and compares the recoverable amounts of these CGUs or group of CGUs to their respective carrying amounts. Management determined the recoverable amounts of these CGU or group of CGUs based on the higher of (i) their value in use (“VIU”) and (ii) their fair value less costs of disposal, of which VIU is calculated based on discounted cash flows expected to be derived from the respective CGU or group of CGUs. Management’s cash flows projections included significant judgments and assumptions relating to revenue growth, margin, terminal growth rate and pre-tax discount rates.

The principal considerations for our determination that performing procedures relating to impairment assessments of goodwill is a critical audit matter are there were significant judgments by management when determining the recoverable amount of the related CGU. This in turn led to a high degree of auditor judgment and effort in performing procedures and in evaluating management’s significant assumptions, including revenue growth, margin, terminal growth rate and pre-tax discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the operating effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amounts of the Company’s CGUs. These procedures also included, among others, (i) evaluating the appropriateness of the discounted cash flow model; (ii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iii) evaluating the reasonableness of the significant assumptions used in management’s cash flow forecast related to revenue growth, margin and terminal growth rate by considering the current and past performance of the CGU, or group of CGUs and consistency with relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the cash flow model and certain significant assumptions, including pre-tax discount rates.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

March 25, 2020

We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2017	2018	2019
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		3,149	5,536	7,152
Revenue from social entertainment services and others		7,832	13,449	18,282
Total revenues	5	10,981	18,985	25,434
Cost of revenues		(7,171)	(11,708)	(16,761)
Gross profit		3,810	7,277	8,673
Selling and marketing expenses		(913)	(1,714)	(2,041)
General and administrative expenses		(1,521)	(2,258)	(2,703)
Total operating expenses		(2,434)	(3,972)	(4,744)
Interest income	6	93	282	615
Other gains/(losses), net	7	124	(29)	78
Share-based payments arising from issuance of ordinary shares to music label partners	21(iv)	-	(1,519)	-
Operating profit		1,593	2,039	4,622
Share of net profit/(loss) of investments accounted for using equity method	15	4	(1)	(18)
Finance cost		-	(35)	(64)
Profit before income tax		1,597	2,003	4,540
Income tax expense	9(a)	(278)	(171)	(563)
Profit for the year		1,319	1,832	3,977
Attributable to:
Equity holders of the Company		1,326	1,833	3,982
Non-controlling interests		(7)	(1)	(5)
		1,319	1,832	3,977

		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	10
Basic		0.51	0.60	1.22
Diluted		0.50	0.58	1.19
Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic			1.19	2.43
Diluted			1.16	2.38

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Profit for the year	1,319	1,832	3,977
Other comprehensive income, net of tax:
Item that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	-	(675)	1,031
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(143)	552	261
Share of other comprehensive loss of an associate	-	-	(1)
Total comprehensive income for the year	1,176	1,709	5,268
Attributable to:
Equity holders of the Company	1,183	1,710	5,273
Non-controlling interests	(7)	(1)	(5)
	1,176	1,709	5,268

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2018	2019
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	11	168	179
Right-of-use assets	12	-	148
Intangible assets	13	1,763	1,622
Goodwill	14	17,088	17,140
Investments accounted for using equity method	15	236	489
Financial assets at fair value through other comprehensive income	16(a)	3,331	4,461
Other investments	16(b)	217	217
Prepayments, deposits and other assets	17	901	816
Deferred tax assets	9(b)	123	192
Term deposits	19	-	500
		23,827	25,764
Current assets
Inventories		35	26
Accounts receivable	18	1,483	2,198
Prepayments, deposits and other assets	17	1,823	2,220
Other investments	16(b)	39	38
Short-term investments		42	6
Term deposits	19	-	7,000
Cash and cash equivalents	20	17,356	15,426
		20,778	26,914
Total assets		44,605	52,678
EQUITY
Equity attributable to equity holders of the Company
Share capital	21	2	2
Additional paid-in capital	21	33,776	34,425
Shares held for share award schemes	21	-	(31)
Other reserves	22	903	2,187
Retained earnings		3,040	7,007
		37,721	43,590
Non-controlling interests		51	88
Total equity		37,772	43,678
LIABILITIES
Non-current liabilities
Other payables and other liabilities	24	214	68
Deferred tax liabilities	9(b)	354	297
Lease liabilities		-	78
Deferred revenue	25	27	67
		595	510
Current liabilities
Accounts payable		1,830	2,559
Other payables and other liabilities	24	2,742	3,782
Current tax liabilities		235	386
Lease liabilities		-	69
Deferred revenue	25	1,431	1,694
		6,238	8,490
Total liabilities		6,833	9,000
Total equity and liabilities		44,605	52,678

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	(Accumulated deficits)/ retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2017		2	20,063	-	617	(57)	20,625	9	20,634
Comprehensive Income
Profit for the year		-	-	-	-	1,326	1,326	(7)	1,319
Currency translation differences		-	-	-	(143)	-	(143)	-	(143)
Total comprehensive income for the year		-	-	-	(143)	1,326	1,183	(7)	1,176
Transactions with equity holders:
Deemed contribution arising from carve out of Tencent PRC Music Business	22	-	-	-	20	-	20	-	20
Issuance of ordinary shares in exchange for equity investments	21	-	7,547	-	-	-	7,547	-	7,547
Distribution to Tencent	21	-	(3,774)	-	-	-	(3,774)	-	(3,774)
Share-based compensation
- value of employee services	23	-	-	-	362	-	362	-	362
- proceeds from shares issued	21	-	79	-	-	-	79	-	79
Capital contribution from non- controlling interests		-	-	-	-	-	-	5	5
Business combination		-	-	-	99	-	99	-	99
Appropriations to statutory reserves		-	-	-	42	(42)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	3,852	-	523	(42)	4,333	5	4,338
Balance at December 31, 2017		2	23,915	-	997	1,227	26,141	7	26,148

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2018		2	23,915	-	997	1,227	26,141	7	26,148
Profit for the year		-	-	-	-	1,833	1,833	(1)	1,832
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	(675)	-	(675)	-	(675)
Currency translation differences		-	-	-	552	-	552	-	552
Total comprehensive income for the year		-	-	-	(123)	1,833	1,710	(1)	1,709
Transactions with equity holders:
Issuance of ordinary shares	21	-	2,433	-	-	-	2,433	-	2,433
Issuance of ordinary shares for acquisition of the remaining interests in associates	21	-	1,027	-	(827)	-	200	41	241
Issuance of ordinary shares to Musical Label Partners	21	-	2,905	-	-	-	2,905	-	2,905
Issuance of ordinary shares upon initial public offering	21	-	3,496	-	-	-	3,496	-	3,496
Share-based compensation - value of employee services and business cooperation arrangements	22,23	-	-	-	840	-	840	-	840
Additional investment in a non-wholly owned subsidiary		-	-	-	(4)	-	(4)	4	-
Appropriations to statutory reserves		-	-	-	20	(20)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	9,861	-	29	(20)	9,870	45	9,915
Balance at December 31, 2018		2	33,776	-	903	3,040	37,721	51	37,772

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2019		2	33,776	-	903	3,040	37,721	51	37,772
Profit for the year		-	-	-	-	3,982	3,982	(5)	3,977
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	1,031	-	1,031	-	1,031
Share of other comprehensive losses of an associate		-	-	-	(1)	-	(1)	-	(1)
Currency translation differences		-	-	-	261	-	261	-	261
Total comprehensive income for the year		-	-	-	1,291	3,982	5,273	(5)	5,268
Transactions with equity holders:
Issuance of ordinary shares	21	-	12	-	-	-	12	-	12
Exercise of share options/ Restricted share units("RSUs")	21,22	-	637	-	(465)	-	172	-	172
Non-controlling interests arising from business combination		-	-	-	-	-	-	48	48
Share-based compensation - value of employee services	22,23	-	-	-	519	-	519	-	519
Shares held for share award schemes	21	-	-	(31)	-	-	(31)	-	(31)
Capital contribution by non-controlling interests		-	-	-	-	-	-	2	2
Additional investments in non-wholly owned subsidiaries		-	-	-	(76)	-	(76)	(8)	(84)
Appropriations to statutory reserves		-	-	-	15	(15)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	649	(31)	(7)	(15)	596	42	638
Balance at December 31, 2019		2	34,425	(31)	2,187	7,007	43,590	88	43,678

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2017	2018	2019
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	28(a)	2,614	5,604	6,188
Interest received		93	249	576
Income taxes paid		(207)	(221)	(564)
Net cash inflow from operating activities		2,500	5,632	6,200
Cash flows from investing activities
Payments for business combinations, net of cash acquired		(72)	(1,090)	(45)
Payments for settlement of pre-acquisition dividends payables of CMC		(591)	(19)	-
Cash acquired from business combinations under common control	26	-	397	-
Purchase of property, plant and equipment		(75)	(132)	(95)
Purchase of intangible assets		(2)	(12)	(191)
Net proceeds from short term investments		261	11	36
Placement of term deposits with initial terms of over three months		-	-	(12,050)
Receipt from maturity of term deposits with initial terms of over three months		-	-	4,550
Proceeds from disposal of investments accounted for using equity method		57	-	1
Payments for acquisition of investments accounted for using equity method		(61)	(140)	(294)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		-	(199)	-
Payments for loans to third parties		-	(5)	(46)
Dividend received		-	-	32
Other investing activities		-	(1)	-
Net cash outflow from investing activities		(483)	(1,190)	(8,102)
Cash flows from financing activities
Proceeds from issues of ordinary shares	21	-	2,433	12
Proceeds from issues of puttable shares	21	-	422	-
Proceeds from issues of ordinary shares to Music Label Partners	21	-	1,386	-
Proceeds from exercise of share options	21	79	-	127
Net proceeds from issues of ordinary shares upon initial public offering	21	-	3,500	-
Deemed contributions arising from carve out of Tencent Music Business		20	-	-
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		-	-	(79)
Shares withheld for share award schemes	21	-	-	(31)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		-	-	3
Payments of principal elements and related interest of lease	12	-	-	(63)
Net cash inflow from financing activities		99	7,741	(31)
Net increase/(decrease) in cash and cash equivalents		2,116	12,183	(1,933)
Cash and cash equivalents at beginning of the year		3,071	5,174	17,356
Exchange differences on cash and cash equivalents		(13)	(1)	3
Cash and cash equivalents at end of the year		5,174	17,356	15,426

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation
1.1	General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. The address of its registered office is Cricket Square, P.O. Box 2582, Grand Cayman KY1-1112, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability and the shares of Tencent are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company completed its initial public offering (“IPO”) on December 12, 2018 and the Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since then. Each ADS of the Company represents two ordinary shares.

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

In July 2016, Tencent acquired control of the Company through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the mainland China (“Tencent Music Business”) into the Company in exchange for certain number of shares issued by the Company (“Merger”). Upon the completion of such transactions, the Company became a subsidiary of Tencent and the Company was renamed to its current name in December 2016. The Merger was accounted for as a reverse acquisition under which Tencent Music Business is regarded as the acquirer, and these consolidated financial statements have been presented as a continuation of the financial statements of Tencent Music Business.

1.2	Organization and principal activities

The PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the Company, its wholly-owned subsidiaries of the Company(“WOFEs”), domestic entities (“Operating Entities”) that legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Structure Contracts including Exclusive Technology Services Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the Operating Entities, has exposure or rights to variable returns from its involvement with the Operating Entities, and has the ability to use its power over the Operating Entities to affect the amount of the returns. As a result, all these Operating Entities are regarded as VIEs that accounted for as consolidated structured entities of the Company and their financial statements have been consolidated by the Company.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)

The Structured Contracts were throughout the years presented, and, there was no change to the principal terms of the Structured Contracts. The principal terms of the Structured Contracts are further described below:

(i)	Voting Trust Agreement

Pursuant to the Voting Trust Agreement, the shareholders of the Operating entities each irrevocably granted the WOFEs or any individual designated by the WOFEs in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of the Operating Entities requiring shareholder approval under PRC laws and regulations and the Operating Entities’ articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in the Operating Entities.

(ii)	Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement between the WOFEs and the Operating Entities, the WOFEs or their designated party has the exclusive right to provide business support, technical services and consulting services in return for a service fee, which represents 90% of net operating income of the Operating Entities together with other service fees charged for other ad hoc services provided. The WOFEs have the discretion to change the charge rate. During the term of the agreement, without the WOFEs’ prior written consent, the Operating Entities shall not engage any third party for any of such services provided under this agreement.

(iii)	Loan agreement

Under the loan agreement between the WOFEs and the shareholders of the Operating Entities, the WOFEs provided interest-free loans to the shareholders of the Operating Entities solely for the subscription of newly registered capital of the Operating Entities. The WOFEs have the sole discretion to determine the way of repayment, including requiring the shareholders to transfer their equity shares in the Operating Entities to the WOFEs according to the terms indicated in the Exclusive Share Purchase Option as after mentioned.

(iv)	Exclusive option agreement

Pursuant to the exclusive purchase option agreement amongst the WOFEs, the Operating Entities and their shareholders, the shareholders of the Operating Entities granted the WOFEs or their designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of the Operating Entities. Without the consent of the WOFEs or their designated party, the shareholders of the Operating Entities may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The exclusive purchase option agreement remains effective until the options are exercised.

(v)	Equity interest pledge agreement

Pursuant to the equity interest pledge agreement amongst the WOFEs, the Operating Entities and their shareholders, the shareholders of the Operating Entities pledge all of their equity interests in the Operating Entities to the WOFEs, to guarantee the Operating Entities and their shareholders' performance of their obligations under exclusive purchase option agreement, exclusive business cooperation agreement, loan agreement, and powers of attorney. If the Operating Entities and/or any of their shareholders breach their contractual obligations under this agreement, the WOFEs, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without the WOFEs' prior written consent, shareholders of the Operating Entities shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice the WOFEs’ interests.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)

During the term of this agreement, the WOFEs are entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce ("SAIC"), and will remain effective until the Operating Entities and its shareholders discharge all their obligations under the Contractual Arrangements.

As at December 31, 2019, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Date of Incorporation or acquisition	Equity Interest Held (direct or indirect)	Principal activities
Subsidiaries
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”) (formerly known as “Ocean Music Hong Kong Limited”)	Hong Kong	July 2016*	100%	Investment holding and music content distribution
Tencent Music Entertainment (Beijing) Co., Ltd. (“TME Beijing”) (formerly known as “Ocean Interactive (Beijing) Information Technology Co., Ltd.”)	PRC	July 2016*	100%	Technical support and consulting services
Yeelion Online Network Technology (Beijing) Co., Ltd. (‘‘Yeelion Online”)	PRC	July 2016*	100%	Technical support and consulting services
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (''TME Tech Shenzhen")	PRC	February 2017	100%	Online music and entertainment related services
Variable Interest Entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016*	100%	Online music and entertainment related services
Beijing Kuwo Technology Co., Ltd.(“Beijing Kuwo”)	PRC	July 2016*	100%	Online music and entertainment related services
Xizang Qiming Music Co., Ltd.(“Xizang Qiming”)	PRC	February 2018	100%	Music content investments
Subsidiaries of Variable Interest Entities
Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”)	PRC	July 2016*	100%	Online music and entertainment related services

* Representing the entities acquired by the Group on July 12, 2016.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)
1.2	Organization and principal activities (Continued)

Apart from the significant subsidiaries, VIEs and subsidiaries of VIEs listed above, there are certain non-wholly owned subsidiaries of the Group, of which management of the Group considered that these non-wholly owned subsidiaries are not significant to the Group, accordingly, no summarized financial information of these non-wholly owned subsidiaries is presented separately.

Risks in relation to the VIEs

In the opinion of the Company's management, the contractual arrangements discussed above have resulted in the Company, and the WOFE having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB4,432 million and RMB4,206 million as at December 31, 2018 and 2019, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of  the WOFE for the liabilities of the VIEs, and the WOFE does not have the obligation to assume the liabilities of these VIEs.

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

The Company's ability to control VIEs also depends on rights provided to the WOFE, under the powers of attorney agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes these powers of attorney agreements are legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the or the WOFE, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

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

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs as at December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 on a combined basis.

	As at December 31,
	2018	2019
	RMB’million	RMB’million
Total current assets	7,199	9,303
Total non-current assets	5,902	5,824
Total assets	13,101	15,127
Total current liabilities	(5,664)	(6,446)
Total non-current liabilities	(562)	(425)
Total liabilities	(6,226)	(6,871)

	Year ended December 31,
	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Total revenues	10,948	18,966	25,379
Net profit	340	1,333	1,323
Net cash inflow/(outflow) from operating activities	1,763	(334)	(101)
Net cash inflow/(outflow) from investing activities	131	(1,244)	(185)
Net cash outflow from financing activities	-	-	(115)
Net increase/(decrease) in cash and cash equivalents	1,894	(1,578)	(401)
Cash and cash equivalents, beginning of the year	1,412	3,306	1,728
Cash and cash equivalents, end of the year	3,306	1,728	1,327

The above combined financial statements amounts and balances have included intercompany transactions which have been eliminated in the Company's consolidated financial statements.

As at December 31, 2018 and 2019, the total assets of Group's VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets and intangible assets.

As at December 31, 2018 and 2019, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group's VIEs include intangible assets acquired through business combination, prepaid content royalties and domain names, servers and leasehold improvements relating to office facilities. The balances of these assets as at December 31, 2018 and 2019 were included in the line of "Total non-current assets" in the table above.

The unrecognized revenue-producing assets held by the Group's VIEs mainly consist of internally generated intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

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

(a)                 New and amendments to the accounting standards adopted

All the new standards and amendments that are effective for annual reporting period commencing January 1, 2019 have been applied by the Group for the year ended December 31, 2019. Except IFRS 16 Leases, the adoption of these new and amended standards does not have material impact on the consolidated financial statements of the Group.

Adoption of IFRS 16

The Group has adopted IFRS 16 Leases from January 1, 2019, and has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new accounting policies are disclosed in Note 2.28.

On adoption of IFRS 16, the Group recognized right-of-use assets and lease liabilities of RMB100 million and RMB97 million, respectively, in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.18%.

RMB'million
Operating commitments disclosed as at December 31, 2018	305
(Less): Other commitments	(28)
277
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	222
(Less): short-term leases not recognized as a liability	(125)
Lease liabilities recognized as at January 1,2019	97
Of which are:
Current lease liabilities	29
Non-current lease liabilities	68

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements (Continued)

              (a)          New and amendments to the accounting standards adopted (Continued)

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics
•	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019
•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
•	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

(b)	Recent accounting pronouncements

A number of new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2019, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Group.

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

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.3	Principles of consolidation and equity accounting (Continued)
(b)	Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally but not necessarily accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost. Interests in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost in the consolidated balance sheet.

(c)	Joint ventures

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Interests in joint ventures are accounted for using the equity method (see (d) below), after initially being recognized at cost in the consolidated balance sheet.

(d)	Equity accounting

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group's share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

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

The acquisition method of accounting is used to account for all business combinations except for the business combinations under common control as stated below, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred
•	liabilities incurred to the former owners of the acquired business
•	equity interests issued by the Group
•	fair value of any asset or liability resulting from a contingent consideration arrangement, and
•	fair value of any pre-existing equity interest in the subsidiary.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.4	Business combinations (Continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the:

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group's chief operating decision makers have been identified as executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.5	Segment reporting (Continued)

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

2.6	Foreign currency translation
(a)	Functional and presentation currency

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

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the income statement.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance cost. All other foreign exchange gains and losses are presented in the income statement on a net basis within finance cost.

(c)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•

income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gains or losses on sale.

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

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

2.9	Other intangible assets
(a)	Domain name, trademark and Internet audio/video program transmission license

Separately acquired domain name, trademark and Internet audio/video program transmission license are shown at historical cost. These assets acquired in a business combination are recognized at fair value at the acquisition date. Domain name, trademark and Internet audio/video program transmission license have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of these assets and over their respective useful live of no more than 12 years. The useful lives of these assets are the periods over which they are expected to be available for use by the Group, and the management of the Group also take into account of past experience when estimating the useful lives.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.9	Other intangible assets (Continued)
(b)	Separately acquired and internal developed contents and copyrights

Separately acquired contents and copyrights are shown at historical cost. The Group also produces or/and contracts external parties to produce contents to exhibit on its platforms. Produced contents includes direct production costs, production overhead and acquisition costs. The Group recognizes internal developed contents as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Capitalized in house produced contents are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years.

(c)	Other intangible assets acquired in a business combination

Other intangible assets acquired in a business combination are recognized initially at fair value at the acquisition date and subsequently carried at the amount initially recognized less accumulated amortization and impairment loss, if any. Amortization is calculated using the straight-line method to allocate the costs of acquired intangible assets over the following estimated useful lives:

Online users	1 year
Corporate customer relationship	3 - 4 years
Supplier resources	3 - 6 years
Non-compete agreements	4 - 5 years
Copyrights	3 - 7 years

2.10	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment review on the goodwill of the Group is conducted by the management as at December 31 according to IAS 36 "Impairment of assets". An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

The Group reclassifies debt investments only when its business model for managing those assets changes.

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

•

Fair value through other comprehensive income: Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are classified as and measured at fair value through other comprehensive income. Movements in the carrying amount of these financial assets are taken through other comprehensive income, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and recognized in “other gains/(losses), net” in the consolidated income statement. Interest income from these financial assets is recognized using the effective interest rate method. Foreign exchange gains and losses and impairment losses or reversals are presented in “other gains/(losses), net”.

•

Fair value through profit or loss: Financial assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are classified as and measured at fair value through profit or loss. A gain or loss on a debt investment measured at fair value through profit or loss which is not part of a hedging relationship is recognized in profit or loss and presented in “other gains/(losses), net” for the period in which it arises.

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

Changes in the fair value of financial assets at fair value through profit or loss are recognized in “other gains/(losses), net” in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

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

(c)	Offsetting

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

Accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. Accounts receivable are generally due for settlement within 30 to 90 days and therefore are all classified as current.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.14	Short-term investments

Short-term investments are investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit and loss (see Note 2.11 above). Since these investments’ maturity dates are within one year, they are classified as current assets.

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

The Group operates a number of equity-settled share-based compensation plan (including share option schemes and share award schemes), under which the Group receives services from employees as consideration for equity instruments (including stock options and restricted shares units (“RSUs”)) of the Group. In addition, the controlling shareholder, Tencent, also operates certain share-based compensation plans (mainly share option schemes and share award schemes) which may cover the employees of the Group. Share awards granted to the employees of the Group are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company or as “contribution from ultimate holding company” if it is related to equity instruments of Tencent.

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

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.20	Share-based payments (Continued)

If a share-based arrangement involving a compound financial instrument issued by the Group, which includes a debt component (i.e. the counterparty’s right to demand payment in cash) and an equity component (i.e. the counterparty’s right to demand settlement in equity instruments rather than in cash), to any party other than employees, the Group measure the equity component of the compound financial instrument as the difference between the fair value of the goods or services received and the fair value of the debt component, at the date when the goods or services are received. If a compound financial instrument issued by the Group to the employees, the Group first measure the fair value of the debt component, and then measure the fair value of the equity component—taking into account that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is the sum of the fair values of the two components. The debt component will be accounted for as a cash-settled share-based payment transaction; and the equity component will be accounted for as an equity-settled share-based payment.

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

The Group generates revenues primarily from provision of music entertainment services, such as paid music, virtual gifts sales and content sublicensing, and online advertising. Revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time.

(a)	Revenue from online music services

Online music services revenues primarily include revenues from subscriptions, sale of digital music singles and albums, content sublicensing and online advertising on the Group’s online music platforms.

The Group provides to users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and unlimited "ad-free" streaming of the Group's full music content offerings with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized over time accordingly.

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

The Group sublicenses certain of the Group's music content to other music platforms for a fixed period of time, typically one year, that falls within the original license period. The Group is obliged to replicate the licensed content library for any subsequent changes in the contents, including any new contents or removal of existing contents, updated by the contents partners any time during the sublicense period. As a result, the Group determines sublicense of contents as a single performance obligation. Revenues from sublicensing the contents is recognized over the sublicense period. The Group only recognizes revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. The Group does not adjust the promised amount of consideration for the effects of any significant financing component as the sublicense period is typically one year.

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

The Group may share with performers a portion of the revenues derived from the sale of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sale of virtual gifts are recorded at the gross amount with the portion remitted to performers recorded as cost of revenues as the Group considers itself the primary obligor in the sale of virtual gifts with the latitude in establishing prices, and the rights to determine the specifications or change the virtual gifts.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.22	Revenue recognition (Continued)
(b)	Revenue from social entertainment services and others (Continued)

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

The Group also generated advertising revenue from its social entertainment platforms and the policies for recognized advertising revenue is described in Note 2.22(a) above.

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

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

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

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.28	Leases

Until December 31, 2018, leases in which a significant portion of the risks and rewards of ownership were not transferred to the group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
•	amounts expected to be payable by the Group under residual value guarantees
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and
•	makes adjustments specific to the lease, e.g. term, country, currency and security.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)
2.28	Leases (Continued)

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The lease terms of building and others are generally less than six years and less than two years, respectively.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

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

(i)          Foreign exchange risk (Continued)

If RMB had strengthened/weakened by 5% against US$ with all other variables held constant, the post-tax profit would have been RMB7 million higher/lower and RMB28 million higher/lower, for the years ended December 31, 2018 and 2019, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in RMB/US$ which is not the functional currencies of the respective Group’s entities.

(ii)          Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for 2018 and 2019. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB167 million and RMB223 million higher/lower, for the years ended December 31, 2018 and 2019, respectively, and profit for the year would have been approximately RMB11 million and RMB11 million higher/lower, for the year ended December 31, 2018 and 2019, respectively.

(iii)	Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, the Group has no other significant interest-bearing assets. In addition, the Group has no any significant interest-bearing liabilities. Accordingly, the directors of the Company do not anticipate there is any significant impact to interest-bearing assets resulted from the changes in interest rates, because the interest rates of these assets are not expected to change significantly.

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

The Group has policies in place to ensure that credit terms are granted to counterparties, including customers for contents sublicenses, advertising agencies, third parties platforms as well as entities under Tencent, with an appropriate credit history and the Group performs periodic credit evaluations of these counterparties. Management does not expect any loss arising from non-performance by these counterparties. Customers for contents sublicenses and the third parties platforms are reputable corporations with sound financial position.

The credit quality of the advertising agencies are assessed on a regular basis based on historical settlement records and past experience.

In addition, deposits are only placed with reputable domestic or international financial institutions. There has been no recent history of default in relation to these financial institutions.

Top five customers accounted for 9% of gross accounts receivable comprise of 2%, 2%, 2%, 2% and 1% from these top five customers as at December 31, 2019. Nevertheless no single external customer amount to more than 10% of the revenue of the Group for the year ended December 31, 2019.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)
3.1	Financial risk factors (Continued)
(b)	Credit risk (Continued)

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year end. For the year ended December 31, 2018 and 2019, loss allowance made against the gross amounts of accounts receivable were not significant, and provision matrix is not presented.

As at December 31, 2019, the carrying amounts of accounts receivable approximated their fair values.

(c)	Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and short-term investments to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As at December 31, 2018 and 2019, the Group did not have any external borrowings and majority of its financial liabilities except for the lease liabilities, mainly comprise of accounts payable and other payables and accruals, are due for settlement contractually within 12 months. The contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months and more than 1 year but within 5 years as at December 31, 2019 are RMB78 million, RMB82 million, respectively. The contractual undiscounted cash outflow of the Group’s financial liabilities approximates their carrying amounts included in the consolidated balance sheet.

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

As at December 31, 2018 and 2019, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position and without any material external interest-bearing debts.

3.3	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2018 and 2019 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

As at December 31, 2018 and 2019, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 16(a)), short-term investments and other investments (Note 16(b)) stated in the consolidated balance sheets were measured at level 1, level 2 and level 3 fair value hierarchy, respectively. The Group’s contingent consideration of RMB63 million and RMB112 million included in other payables and other liabilities (Note 24) as at December 31, 2018 and 2019, respectively were measured at level 3 fair value hierarchy.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)
3.3	Fair value estimation (Continued)

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.

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

The components of the level 3 instruments mainly include investments in unlisted companies classified as other investment, short-term investments and contingent consideration payables. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. Major assumptions used in the valuation include historical financial results, assumptions about future growth rates, estimates of weighted average cost of capital (WACC), recent market transactions, discount for lack of marketability and other exposure etc. The fair value of these instruments determined by the Group requires significant judgement, including: (i) investments in unlisted companies and projects and short-term investments: financial performance of the investee companies, market value of comparable companies, projected cash flows as well as discount rate, etc.; and (ii) contingent consideration payables: estimated performance matrix based on historical performance and discount rate.

During the years ended December 31, 2018 and 2019, there was no transfer between level 1 and 2 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, solely represented other investments, have been presented in Note 16(b). Movement of the financial liabilities at fair value using level 3 measurements, solely represented contingent consideration, comprised inception of RMB63 million as a result of business combination and fair value loss of RMB49 million recognized during the years ended December 31, 2018 and 2019, respectively.

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

Any change in the estimates may result in the revenue being recognized on a different basis from that in prior periods.

(c)	Recoverability of non-financial assets

The Group tests annually whether goodwill has suffered any impairment. Goodwill and other non-financial assets, mainly including property, plant and equipment, right-of-use assets, intangible assets, as well as investments accounted for using equity method are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgments and estimates.

Management judgment is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to income statement.

(d)	Share-based compensation arrangements

The Group measures the cost of equity-settled transactions with employees and non- employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 23.

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

During the years ended December 31, 2017, 2018 and 2019, revenue contributed from subscription packages amounted to RMB1,841 million, RMB2,499 million and RMB3,563 million, respectively.

As at December 2018 and 2019, incremental contracts costs related to contracts with customers are not material to the Group. Details of contract liabilities were disclosed in Note 25.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Interest Income

Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

7	Other gains/(losses), net

	Year ended December 31,
	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Government grants and tax rebates (note)	30	52	132
Impairment provision for investments in associates (Note 15)	(2)	(2)	(43)
Net foreign exchange gains/(losses)	18	(31)	-
Gain on step-up acquisition arising from business combination	72	-	-
Fair value change of investment	-	(30)	(37)
Others	6	(18)	26
	124	(29)	78

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

8	Expense by nature

	Year ended December 31,
	2017 RMB’million	2018 RMB’million	2019 RMB’million
Service costs (note i)	6,142	10,323	14,967
Advertising agency fees	188	204	233
Employee benefits expenses (note ii and note iii)	1,373	2,077	2,527
Promotion and advertising expenses	660	1,511	1,823

Notes:

(i)	Service costs mainly comprise of licensing costs, revenue sharing fees paid to content creators and content delivery costs relating primarily to server, cloud services and bandwidth costs.
(ii)

During the years ended December 31, 2017, 2018 and 2019, the Group incurred expenses for the purpose of research and development of approximately RMB797 million, RMB937 million and RMB1,159 million, which comprised employee benefits expenses of RMB724 million, RMB825 million and RMB1,012 million, respectively. No significant development expenses had been capitalized for the years ended December 31, 2017, 2018 and 2019.

(iii)	Employee benefits expenses

	Year ended December 31,
	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	723	1,228	1,616
Welfare, medical and other expenses	204	293	295
Share-based compensation expenses	384	487	519
Contribution to pension plans	62	69	97
	1,373	2,077	2,527

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Taxation
(a)	Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands

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

Under the Corporate Income Tax (“CIT”) Law, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. except for available preferential tax treatment, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) and “Software Enterprise” (“SE”), and enterprise established in certain special economic development zones. In accordance with the implementation rules of the CIT Law, a qualified HNTE is eligible for a preferential tax rate of 15% and a SE is entitled to an exemption from income taxation for the first two years, commencing from the year the enterprise makes profit, and a reduction of half tax rate for the next three years.

Guangzhou Kugou, Beijing Kuwo and Guangzhou Fanxing Entertainment Information Technology Co., Ltd. have been recognized as HNTE by relevant government authorities and were entitled to preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019. Yeelion Online was qualified as SE and has entitled to tax holiday starting from the year ended December 31, 2017 (i.e. its first profitable year in 2017). Yeelion Online was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2019.

TME Tech Shenzhen was established in Qianhai, Bonded Zone of Shenzhen in 2017 and was entitled to an preferential tax rate of 15% as it met the requirements set out by local tax authorities, therefore, income tax for TME Tech Shenzhen was provided and paid at the preferential tax rate of 15%, as it met the requirements set out by local tax authorities, and accordingly income tax for TME Tech Shenzhen was provided and paid at the preferential tax rate of 15% for the year ended December 31, 2017. However, TME Tech Shenzhen was further assessed and approved by the relevant government authorities as a SE in 2018 and entitled to the relevant tax holiday which became applicable since year ended December 31, 2017. Refund for the income tax paid for 2017 was received and recognized in 2018. After the tax holiday, TME Tech Shenzhen was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2019.

In addition, for the years ended. December 31, 2018 and 2019, certain subsidiaries of the Group were established in a special economic development zone and entitled to a tax concession of exemption from CIT for five years, commencing from the first profitable year. Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates of 5% to 10%.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Taxation (Continued)
(a)	Income tax expense (Continued)

The income tax expense of the Group are analyzed as follows:

	Year ended December 31,
	2017 RMB’million	2018 RMB’million	2019 RMB’million
Current income tax	353	255	703
Deferred income tax (note b)	(75)	(84)	(140)
Total income tax expense	278	171	563

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2017, 2018 and 2019, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2017 RMB’million	2018 RMB’million	2019 RMB’million
Profit before income tax expense	1,597	2,003	4,540
Tax calculated at a tax rate of 25%	399	501	1,135
Effects of different tax rates applicable to different subsidiaries of the Group	(56)	396	(36)
Effects of tax holiday on assessable profit of certain subsidiaries	(39)	(530)	(88)
Effects of tax holiday of a subsidiary recognized for prior year	-	(116)	-
Effects of preferential tax rate on assessable profit of certain subsidiaries	(161)	(230)	(556)
Expense not deductible for tax purposes	107	156	133
Income not subject to tax	(10)	(2)	-
Unrecognized deferred income tax assets	81	37	16
Utilization of previously unrecognized tax assets	(45)	(40)	(50)
Others	2	(1)	9
	278	171	563

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2017 RMB’million	2018 RMB’million	2019 RMB’million
Effects of tax holiday on assessable profit of certain subsidiaries	39	646	88
Per ordinary share effect—basic	0.01	0.21	0.03
Per ordinary share effect—diluted	0.01	0.20	0.03

The Group’s profit before tax consists of:

	Year ended December 31,
	2017 RMB’million	2018 RMB’million	2019 RMB’million
Non-PRC	266	(1,579)	470
PRC	1,331	3,582	4,070
	1,597	2,003	4,540

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Taxation (Continued)
(b)	Deferred income tax

	As at December 31,
	2018	2019
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	39	61
Deferred revenue	30	46
Accruals	40	74
Deemed distribution arising from carve out of Tencent Music Business	19	13
Others	3	6
Total deferred tax assets	131	200
Set-off of deferred tax liabilities pursuant to set-off provisions	(8)	(8)
Net deferred tax assets	123	192
The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	362	305
Total deferred tax liabilities	362	305
Set-off of deferred tax liabilities pursuant to set-off provisions	(8)	(8)
Net deferred liabilities	354	297

The recovery of deferred income tax:

	As at December 31,
	2018	2019
	RMB’million	RMB’million
Deferred tax assets:
to be recovered after more than 12 months	44	43
to be recovered within 12 months	79	149
	123	192
Deferred tax liabilities:
to be recovered after more than 12 months	284	229
to be recovered within 12 months	70	68
	354	297

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Taxation (Continued)
(b)	Deferred income tax (Continued)

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Deemed distribution	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2018	6	24	45	25	6	106
Credited/(charged) to income statement	33	6	(5)	(6)	(3)	25
At December 31, 2018	39	30	40	19	3	131
Credited/(charged) to income statement	22	16	34	(6)	3	69
At December 31, 2019	61	46	74	13	6	200

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2018 and 2019, the Group did not recognize deferred income tax assets of RMB116 and RMB42 million respectively in respect of cumulative tax losses amounting to, RMB511 million and RMB436 million respectively. These tax losses will expire from 2020 to 2024.

The movements of deferred income tax liabilities were as follows:

	Intangible assets RMB’million	Others RMB’million	Total RMB’million
At January 1, 2018	300	5	305
Credited to income statement	(54)	(5)	(59)
Business combination	116	-	116
At December 31, 2018	362	-	362
Credited to income statement	(71)	-	(71)
Business combination	14	-	14
At December 31, 2019	305	-	305

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Earning per share
(a)	Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

(b)	Diluted earnings per share

For the calculation of diluted earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and restricted share units (“RSU”) as well as puttable shares, under the treasury stock method (collectively forming the denominator for computing the diluted earnings per share). Potentially dilutive securities, including share options, RSU and puttable shares, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted earnings per share if their inclusion is anti-dilutive. No adjustments is made to earnings (numerator).

For the years ended December 31, 2017, 2018 and 2019, certain share options, certain RSU and puttable shares that were anti-diluted and excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2017	2018	2019
Basic earnings per share calculation
Numerator:
Profit for the year attributable to the Company (in millions of RMB)	1,326	1,833	3,982
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	2,593,157,207	3,076,314,670	3,272,754,403
Basic earnings per share (in RMB)	0.51	0.60	1.22
Basic earnings per ADS (in RMB) (note)	N/A	1.19	2.43
Diluted earnings per share calculation
Numerator:
Profit for the year attributable to the Company (in millions of RMB)	1,326	1,833	3,982
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	2,593,157,207	3,076,314,670	3,272,754,403
Adjustments for share options and RSU	46,309,205	82,906,218	74,817,935
Number of shares used in computing diluted earnings per share attributable to the Company	2,639,466,412	3,159,220,888	3,347,572,338
Diluted earnings per share (in RMB)	0.50	0.58	1.19
Diluted earnings per ADS (in RMB) (note)	N/A	1.16	2.38

Note: One ADS represented two Class A ordinary shares of the Company.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Property, plant and equipment

	Servers and network equipment RMB ’million	Leasehold improve -ments RMB ’million	Office furniture, equipment and others RMB ’million	Total RMB ’million
At January 1, 2018
Cost	123	75	22	220
Accumulated depreciation	(51)	(32)	(10)	(93)
Net book amount	72	43	12	127
Year ended December 31, 2018
Opening net book amount	72	43	12	127
Additions	95	10	11	116
Business combination	-	3	1	4
Disposals	(1)	-	-	(1)
Depreciation charge	(45)	(25)	(8)	(78)
Closing net book amount	121	31	16	168
At December 31, 2018
Cost	217	88	30	335
Accumulated depreciation	(96)	(57)	(14)	(167)
Net book amount	121	31	16	168
Year ended December 31, 2019
Opening net book amount	121	31	16	168
Additions	63	13	24	100
Business combination	-	-	1	1
Disposals	-	(1)	(1)	(2)
Depreciation charge	(60)	(17)	(11)	(88)
Closing net book amount	124	26	29	179
At December 31, 2019
Cost	264	59	41	364
Accumulated depreciation	(140)	(33)	(12)	(185)
Net book amount	124	26	29	179

During the years ended December 31, 2017, 2018 and 2019, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,
	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Cost of revenues	33	47	64
Selling and marketing expenses	2	1	1
General and administrative expenses	27	30	23
	62	78	88

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Right-of-use assets

The carrying amounts of right-of-use assets are as below:

	Buildings	Others	Total
	RMB’million	RMB’million	RMB’million
Upon adoption of IFRS 16 as at January 1, 2019 (Note 2.2)	100	-	100
Inception of new leases	89	20	109
Depreciation charge	(53)	(8)	(61)
Net book amount at December 31, 2019	136	12	148

During the year ended December 31, 2019, Interest expense of RMB7 million arising from lease liabilities was included in finance costs. Expense related to short-term leases of RMB201 million and RMB26 million were included in cost of revenues and expenses, respectively.

The total cash outflow in financing activities for leases in 2019 was RMB63 million, including principal elements of lease payments of approximately RMB56 million and related interest paid of approximately RMB7 million, respectively.

The Group considered the lease as a single transaction in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2019, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

During the year ended December 31, 2019, the lease of low value were immaterial and there were no lease with variable lease payment.

13	Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Corporate customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2018
Cost	1,340	-	331	238	131	81	2,121
Accumulated amortization	(171)	-	(72)	(90)	(42)	(29)	(404)
Net book amount	1,169	-	259	148	89	52	1,717
Year ended December 31, 2018
Opening net book amount	1,169	-	259	148	89	52	1,717
Additions	-	4	-	-	-	11	15
Business combination (Note 27)	-	281	4	-	3	35	323
Disposals	-	-	-	-	-	(1)	(1)
Amortization charge	(116)	(13)	(51)	(62)	(29)	(20)	(291)
Closing net book amount	1,053	272	212	86	63	77	1,763
At December 31, 2018
Cost	1,340	285	335	238	134	125	2,457
Accumulated amortization	(287)	(13)	(123)	(152)	(71)	(48)	(694)
Net book amount	1,053	272	212	86	63	77	1,763
Year ended December 31, 2019
Opening net book amount	1,053	272	212	86	63	77	1,763
Additions	-	225	-	-	-	12	237
Business combination	-	34	-	-	22	-	56
Amortization charge	(116)	(157)	(52)	(42)	(33)	(34)	(434)
Closing net book amount	937	374	160	44	52	55	1,622
At December 31, 2019
Cost	1,340	544	335	185	156	136	2,696
Accumulated amortization	(403)	(170)	(175)	(141)	(104)	(81)	(1,074)
Net book amount	937	374	160	44	52	55	1,622

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Intangible assets (Continued)

During the years ended December 31, 2017, 2018 and 2019, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,
	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Cost of revenues	60	78	239
Selling and marketing expenses	109	62	42
General and administrative expenses	148	151	153
	317	291	434

14	Goodwill

	Year ended December 31,
	2018	2019
	RMB’million	RMB’million
At January 1	16,262	17,088
Business combination	826	52
At December 31	17,088	17,140

Goodwill is tested for impairment on an annual basis or when there are indications the carrying amount may be impaired. For the purpose of impairment testing, the Group allocates its goodwill to the relevant CGUs or group of CGUs, and compares the recoverable amounts of these CGUs/groups of CGUs to their respective carrying amounts. Majority of the Goodwill to the extent of approximately RMB16 billion is mainly related to the reverse acquisition in 2016 (Note 1.1). The recoverable amount of a CGU (or group of CGUs) is the higher of its value in use and fair value less costs of disposal.

Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of each group of CGUs use cash flow projections developed based on financial budgets approved by management of the Group covering a five-year period. Cash flows beyond the five-year period are extrapolated using a terminal growth rate of not more than 3%. Other key parameters applied in the financial budgets for impairment review purpose including revenue growth and margin, which do not exceed the industry growth forecast. Pre-tax discount rates ranging from 13.5% to 18% are adopted, which reflects market assessment of time value and the specific risks relating to the industry that the Group operates. The financial projections were determined by the management based on past performance and its expectation for market development.

When determining the recoverable amounts, management has not identified reasonably possible change in key assumptions that could cause the CGU’s (group of CGU’s) carrying amount to exceed the recoverable amount. No impairment is recognized for the years ended December 31, 2018 and 2019.

15	Investments accounted for using equity method

	As at December 31,
	2018 RMB’million	2019 RMB’million
Investments in associates	190	422
Investments in joint ventures	46	67
	236	489

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	Investments accounted for using equity method(Continued)

	Year ended December 31,
	2017 RMB’million	2018 RMB’million	2019 RMB’million
Share of profit/(loss) of investments accounted for using equity method:
Associates	13	12	(9)
Joint ventures	(9)	(13)	(9)
	4	(1)	(18)

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2018	2019
	RMB’million	RMB’million
At January 1	378	236
Additions (note i)	99	333
Business combination	3	-
Share of losses	(1)	(18)
Share of other comprehensive losses	-	(1)
Disposal	(50)	(1)
Step acquisition accounted for as business combination under common control (Note 26)	(184)	-
Other step acquisition	(14)	-
Impairment provision (note ii)	(2)	(43)
Currency translation differences	7	3
Dividend received	-	(20)
At December 31	236	489

Notes:

(i)	During the year ended December 31, 2019, the Group invested in several companies in various sectors in music industry for a minority stake.
(ii)

Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments maybe impaired, including but not limited to financial position, business performance and market capitalization. During the year ended December 31, 2019, the impairment losses mainly resulted from revisions of financial business outlook of the associates and changes in the market environment of the underlying business.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Financial assets at fair value
(a)	Financial assets at fair value through other comprehensive income

As at December 31, 2018 and 2019, the Group’s financial assets at fair value through other comprehensive income solely represented its equity investment in Spotify Technology S.A. (“Spotify”). Spotify has been listed on the New York Stock Exchange since April 2018.

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2018	2019
	RMB’million	RMB’million
Listed equity investments
At January 1	3,730	3,331
Fair value change	(675)	1,031
Currency translation differences	276	99
At December 31	3,331	4,461

(b)	Other investments

Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,
	2018	2019
	RMB’million	RMB’million
At January 1	10	256
Addition (note)	276	3
Fair value change	(30)	-
Disposal	-	(4)
At December 31	256	255
Of which are:
Current	39	38
Non-current	217	217
	256	255

Note: During the year ended December 31, 2018, the Group acquired a minority stake in an entertainment and media company at a consideration of RMB160 million and invested in minority interest in certain music related media projects of Tencent in aggregate amount of RMB116 million.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	Prepayments, deposits and other assets

	As at December 31,
	2018	2019
	RMB’million	RMB’million
Included in non-current assets
Prepaid contents royalties	901	816
	901	816
Included in current assets
Prepaid contents royalties	1,450	1,600
Value-added tax recoverable	85	153
Prepaid vendors deposits and other receivables	75	199
Prepaid promotion and other expenses	130	133
Receivable from Tencent (Note 31(b))	28	50
Others	55	85
	1,823	2,220

18	Accounts receivable

	As at December 31,
	2018	2019
	RMB’million	RMB’million
Accounts receivable	1,490	2,209
Less: loss allowance for expected credit losses	(7)	(11)
Accounts receivable, net	1,483	2,198
Ageing analysis of the accounts receivables based on invoice date:
Up to 3 months	1,304	1,913
3 to 6 months	144	116
Over 6 months	42	180
	1,490	2,209

The loss allowances for accounts receivables as at December 31, 2018 and 2019 reconcile to the opening loss allowances as follows:

	Year ended December 31,
	2018	2019
	RMB’million	RMB’million
At January 1	9	7
Provision for loss allowance recognized in income statement	3	18
Receivables written off during the year as uncollectible	(5)	(14)
At December 31	7	11

19	Term deposits

As at December 31, 2019, the Group's term deposits included in current and non-current portion of RMB7,000 million and RMB500 million were denominated in RMB (December 31, 2018: Nil).

The effective interest rate for the term deposits of the Group with initial terms of over three months during the year ended December 31, 2019 was 3.97% (December 31, 2018: Nil).

As at December 31, 2019, the carrying amounts of the term deposits with initial terms of over three months approximated their fair values.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	Cash and cash equivalents

	As at December 31,
	2018	2019
	RMB’million	RMB’million
Cash at bank	7,557	8,892
Term deposits with initial terms within three months	9,799	6,534
	17,356	15,426

The effective interest rate of term deposits of the Group with initial terms within three months during the years ended December 31, 2018 and 2019 was 3.24% and 3.35%, respectively.

21	Share capital

	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million
Balance January 1, 2017 (US$0.000083 par value; 4,800,000,000 shares authorized)	2,543,814,662	2	20,063	-
Issuance of ordinary shares (note i)	15,939,000	-	-	-
Issuance of stock dividend (note x)	88,726,036	-	-	-
Exercise of share options (note i)	39,262,654	-	79	-
Issuance of ordinary shares in exchange for ordinary shares in an investee (note x)	282,830,698	-	7,547	-
Distribution to Tencent (note x)	-	-	(3,774)	-
Balance December 31, 2017 (US$0.000083 par value; 4,800,000,000 shares authorized)	2,970,573,050	2	23,915	-
Issuance of ordinary shares (note ii)	97,381,238	-	2,433	-
Issuance of ordinary shares for acquiring the remaining interest in UEC (Note 26)	23,084,008	-	1,027	-
Issuance of puttable ordinary shares (note iii)	24,757,517	-	-	-
Issuance of ordinary shares to Music Label Partners (note iv)	68,131,015	-	2,905	-
Issuance of ordinary shares upon initial public offering (note v)	82,059,658	-	3,496	-
Balance December 31, 2018 (US$0.000083 par value; 4,800,000,000 shares authorized)	3,265,986,486	2	33,776	-
Issuance of ordinary shares (note vi)	280,512	-	12	-
Employee share award schemes
-value of employee service	-	-	637	-
-Shares held for share award schemes (note vii)	-	-	-	(31)
-Shares allotted and issued for share award schemes(note viii)	88,798,940	-	-	-
Balance December 31, 2019 (US$0.000083 par value; 4,800,000,000 shares authorized)	3,355,065,938	2	34,425	(31)

As at December 31, 2018 and 2019, analysis of the Company’s issued shares is as follows:

	As at December 31, 2018		As at December 31, 2019
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	609,770,009	-	1,325,454,335	-
Class B ordinary shares	2,656,216,477	2	2,029,611,603	2
	3,265,986,486	2	3,355,065,938	2

* All issued shares are fully paid as at December 31, 2017, 2018 and 2019.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share capital (Continued)

Notes:

(i)	These shares rank pari passu in all respects with the shares in issue.
(ii)

From January to March 2018, 97,318,238 ordinary shares of the Company were allotted and issued to certain existing shareholders and new financial investors for an aggregated consideration of US$382 million (equivalents to approximately RMB2,659 million). These shares rank pari passu in all respects with the shares in issue. The excess over the par value was credited to the additional paid-in capital.

(iii)	Issuance of puttable ordinary shares

From January to March 2018, the Company allotted and issued 24,757,517 ordinary shares of the Company to certain investors for an aggregate consideration of US$123 million (equivalents to approximately RMB856 million). The consideration comprised cash proceeds of US$67 million (equivalents to approximately RMB466 million) and business cooperation arrangements, in form of contents cooperation, valued at approximately US$56 million (equivalents to approximately RMB390 million).

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

The present value of the outflows of cash in relation to the Put Right of approximately US$67 million (equivalents to approximately RMB466 million) is recognized as a liability (Note 24) and subsequently measured at fair value. The residual balance of approximately US$56 million (equivalents to approximately RMB390 million) is accounted for as an equity-settled share-based compensation and recognized in equity.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share capital (Continued)

Notes: (Continued)

(v)	Dual-class ordinary share structure

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

All the Company’s issued ordinary shares held by the Company’s shareholders other than the then existing shareholders as at December 8, 2017 and its respective affiliates that holding any ordinary shares in the Company immediately prior to the completion of the IPO (“Pre-2018 Shareholders”) have been re-designated as Class A ordinary shares, and all issued ordinary shares held by the Pre-2018 Shareholders have been re-designated as Class B ordinary shares immediately prior to the completion of the IPO.

On December 12, 2018, 41,029,829 ADSs were offered by the Company upon the listing of the ADSs on the New York Stock Exchange (the “Offering”), which represented 82,059,658 Class A ordinary shares of the Company.

(vi)

On February 20, 2019, the Company completed a private placement, where the Company sold to Tencent 280,512 Class A ordinary shares with an aggregate value of US$1.8 million at the offering price per share in our initial public offering for distribution to its eligible shareholders as required by the relevant listing rules of the Hong Kong Stock Exchange

(vii)

During the year ended 31 December 2019, the Share Scheme Trust withheld 617,634 Class A ordinary shares (December 31, 2018: Nil) of the Company for an amount of approximately RMB31 million which had been deducted from the equity

(viii)	As at December 31, 2019, 31,310,524 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes.
(ix)	Repurchase of shares

As at December 2019, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$400 million of its Class A ordinary shares in the form of ADSs during a twelve-month period commencing on December 15, 2019. During the year ended December 31 2019, no ADS of the Company was repurchased under the share repurchase program.

(x)

In December 2017, the Group entered into a share subscription agreement (“Spotify Subscription Agreement”) with Spotify Technology S.A. (“Spotify”) to subscribe for 8,552,440 ordinary shares of Spotify, at valuation of RMB7,547 million (US$1,142 million), by issuance of 282,830,698 ordinary shares of the Company as consideration. After the completion of the subscription, the Company transferred 50% of its ordinary shares in Spotify amounting to approximately RMB3,774 million to Tencent at US$1 and issued 88,726,036 ordinary shares as fully paid stock dividend to the Company’s then shareholders other than Spotify and Tencent. The stock dividend paid was credited to share capital at the par value of the stock dividend paid with corresponding debited to additional paid-in capital of the same amount.

The distribution of ordinary shares of Spotify to Tencent was accounted for as distribution in equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	Other reserves

	Share-based compensa-tion reserve RMB’million	Contribution from/ (distribution to) ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2017	142	416	17	42	-	-	617
Currency translation differences	-	-	-	(143)	-	-	(143)
Deemed contribution	99	20	-	-	-	-	119
Share based compensation	335	27	-	-	-	-	362
Profit appropriations to PRC statutory reserves	-	-	42	-	-	-	42
At December 31, 2017	576	463	59	(101)	-	-	997
Currency translation differences	-	-	-	552	-	-	552
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	(675)	-	(675)
Acquisition of remaining interests in associates	-	-	-	-	-	(831)	(831)
Share based compensation	840						840
Profit appropriations to PRC statutory reserves	-	-	20	-	-	-	20
At December 31, 2018	1,416	463	79	451	(675)	(831)	903
Currency translation differences				261			261
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	1,031	-	1,031
Share of other comprehensive losses of an associate	-	-	-	-		(1)	(1)
Share based compensation	519	-	-	-	-	-	519
Exercise of share options/RSU	(465)	-	-	-	-	-	(465)
Additional investments in non- wholly owned subsidiaries	-	-	-	-	-	(76)	(76)
Profit appropriations to PRC statutory reserves	-	-	15	-	-	-	15
At December 31, 2019	1,470	463	94	712	356	(908)	2,187

23	Share based compensation
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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)
(a)	Share-based compensation plans of the Company (Continued)
(i)	2014 Share Incentive Plan (Continued)

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of	Weighted- average exercise price	Weighted- average grant date fair value
	options	(US$)	(US$)
Outstanding as at January 1, 2017	96,704,847	0.25	2.05
Exercised	(39,262,654)	0.30	1.98
Forfeited	(3,943,920)	0.24	2.08
Outstanding as at December 31, 2017	53,498,273	0.21	2.09
Vested and expected to vest as at December 31, 2017	49,573,551	0.21	2.09
Exercisable as at December 31, 2017	33,196,944	0.18	2.11
Non vested as at December 31, 2017	20,301,329	0.26	2.06
Outstanding as at January 1, 2018	53,498,273	0.21	2.09
Anti-dilution adjustments	4,731,938	-	-
Forfeited	(1,494,002)	0.24	2.05
Outstanding as at December 31, 2018	56,736,209	0.19	1.94
Vested and expected to vest as at December 31, 2018	55,921,341	0.19	1.94
Exercisable as at December 31, 2018	50,155,161	0.18	1.94
Non vested as at December 31, 2018	6,581,048	0.25	1.91
Outstanding as at January 1, 2019	56,736,209	0.19	1.94
Exercised	(42,091,694)	0.18	1.97
Forfeited	(747,211)	0.20	2.04
Outstanding as at December 31, 2019	13,897,304	0.23	1.92
Vested and expected to vest as at December 31, 2019	13,670,469	0.23	1.92
Exercisable as at December 31, 2019	12,007,012	0.23	1.91
Non vested as at December 31, 2019	1,890,292	0.24	1.92

The weighted average price of the shares at the time these options were exercised was US$3.66 (equivalent to approximately RMB25.48) and US$7.46 per share (equivalent to approximately RMB51.94), during the year ended December 31, 2017 and 2019 (December 31, 2018: Nil).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)
(a)	Share-based compensation plans of the Company (Continued)
(i)	2014 Share Incentive Plan (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price	Share options December 31, 2018	Share options December 31, 2019
March 1, 2015	February 28, 2025	US$0.000076	2,348,099	339,001
March 1, 2015	February 28, 2025	US$0.27	2,714,940	394,470
March 1, 2015	February 28, 2025	US$0.000076	12,945,345	1,407,820
March 1, 2015	February 28, 2025	US$0.27	10,776,631	1,409,162
March 30, 2015	March 29, 2025	US$0.27	3,748,650	1,953,472
July 1, 2015	June 30, 2025	US$0.27	75,100	-
October 1, 2015	September 30, 2025	US$0.27	791,880	245,826
December 31, 2015	December 30, 2025	US$0.27	3,036,686	1,529,224
December 31, 2015	December 30, 2025	US$0.000076	230,750	90,302
March 1, 2016	February 28, 2026	US$0.27	746,643	255,377
March 31, 2016	March 30, 2026	US$0.27	370,040	156,498
June 1, 2016	May 30, 2026	US$0.27	7,098,340	-
June 30, 2016	June 29, 2026	US$0.000076	653,070	163,272
June 30, 2016	June 29, 2026	US$0.27	11,200,035	5,952,880
Total			56,736,209	13,897,304
Weighted average remaining contractual life of options outstanding at end of period:			6.23	5.87

(ii)	2017 Restricted Share Scheme and 2017 Option Plan

Followed the completion of the Reverse Acquisition, the Company has reserved certain ordinary shares to be issued to any qualified employees of Tencent Music Business transferred to the Group.

Pursuant to the restricted shares agreements under 2017 Restricted Share Scheme, subject to grantee's continued services to the Group through the applicable vesting date, some restricted shares follow the first category of vesting schedule, one-fourth (l/4) of which shall vest eighteen months after grant date, and one-fourth (1/4) every year after. Other granted restricted shares shall follow the second vesting schedule, half (1/2) shall vest six months after grant date, and the other half shall vest six months thereafter.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)
(a)	Share-based compensation plans of the Company (Continued)
(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Movements in the number of RSUs for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Number of awarded shares
	Year ended December 31,
	2017	2018	2019
Outstanding as at January 1	7,172,472	8,141,664	13,724,100
Anti-dilution adjustments	-	719,968	-
Granted	1,234,514	5,335,010	19,567,514
Vested	-	-	(5,700,520)
Forfeited	(265,322)	(472,542)	(931,578)
Outstanding as at December 31	8,141,664	13,724,100	26,659,516
Expected to vest as at December 31	5,797,563	10,318,030	24,377,060

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2017, 2018 and 2019 was US$3.26 per share (equivalent to approximately RMB22.70 per share), US$6.12 per share (equivalent to approximately RMB42.61 per share) and US$7.07 per share (equivalent to approximately RMB49.22 per share), respectively.

	Number of	Weighted- average exercise price	Weighted- average grant date fair value
	options	(US$)	(US$)
Outstanding as at January 1, 2017	12,034,480	2.53	1.03
Granted	15,315,256	1.35	3.10
Forfeited	(388,350)	0.29	3.39
Outstanding as at December 31, 2017	26,961,386	1.89	2.17
Vested and expected to vest as at December 31, 2017	18,362,420	1.87	2.18
Exercisable as at December 31, 2017	-	-	-
Non vested as at December 31, 2017	26,961,386	1.89	2.17
Outstanding as at January 1, 2018	26,961,386	1.89	2.17
Anti-dilution adjustments	2,384,714	-	-
Granted	7,777,224	6.76	3.27
Forfeited	(1,037,021)	1.35	1.85
Outstanding as at December 31, 2018	36,086,303	2.75	2.24
Vested and expected to vest as at December 31, 2018	28,604,121	2.58	2.38
Exercisable as at December 31, 2018	7,252,971	1.76	1.75
Non vested as at December 31, 2018	28,833,332	3.00	2.47
Outstanding as at January 1, 2019	36,086,303	2.75	2.24
Granted	1,993,780	7.05	3.00
Exercised	(9,696,202)	1.78	1.95
Forfeited	(1,743,373)	2.67	2.33
Outstanding as at December 31, 2019	26,640,508	3.43	2.39
Vested and expected to vest as at December 31, 2019	25,329,481	3.44	2.38
Exercisable as at December 31, 2019	6,065,968	2.45	2.04
Non vested as at December 31, 2019	20,574,540	3.71	2.50

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)
(a)	Share-based compensation plans of the Company (Continued)
(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

The weighted average price of the shares at the time these options were exercised was US$6.79 per share (equivalent to approximately RMB47.27) during the year ended December 31, 2019 (December 31, 2017 and 2018: Nil).

The fair value of share options were valued using the Binomial option-pricing model.

Assumptions used in the Binomial option-pricing model are presented below:

	Granted in
	2017	2018	2019
Risk free interest rate	2.1-2.5%	2.97%-3.21%	2.08%
Expected dividend yield	0%	0%	0%
Expected volatility	55%-60%	50%-60%	40%
Exercise multiples	2.2-2.8	2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Share options as at December 31,
Grant Date	Expiry date	Exercise price	2018	2019
June 16, 2017	June 15, 2027	US$2.32	13,098,930	7,889,968
August 31, 2017	August 30,2027	US$0.27	7,768,593	4,513,508
December 20, 2017	December 19, 2027	US$2.32	7,902,280	5,551,752
April 16, 2018	April 15, 2028	US$4.04	1,300,000	975,000
October 17, 2018	October 16, 2028	US$7.14	6,016,500	5,716,500
June 14, 2019	June 13, 2029	US$7.05	-	1,993,780
Total			36,086,303	26,640,508
Weighted average remaining contractual life of options outstanding at end of year:			8.62	8.07

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)
(b)	Share-based compensation plans of Tencent (Continued)

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

			Weighted-
		Average	average grant
	Number of	exercise price	date fair value
	shares	(HK$)	(HK$)
Outstanding as at January 1, 2017	85,660	129.88	53.63
Granted	32,410	272.36	81.70
Exercised	(32,735)	64.88	53.28
Outstanding as at December 31, 2017	85,335	208.93	64.43
Vested and expected to vest as at December 31, 2017	57,795	208.52	64.25
Exercisable as at December 31, 2017	8,055	174.86	55.42
Non vested as at December 31, 2017	77,280	212.48	65.37
Outstanding as at January 1, 2018	85,335	208.93	64.43
Exercised	(10,235)	150.16	47.30
Outstanding as at December 31, 2018	75,100	216.94	66.76
Vested and expected to vest as at December 31, 2018	63,462	214.53	66.11
Exercisable as at December 31, 2018	24,212	207.49	64.21
Non vested as at December 31, 2018	50,888	221.43	67.97
Outstanding as at January 1, 2019	75,100	216.94	66.76
Exercised	(10,000)	174.86	55.42
Outstanding as at December 31, 2019	65,100	223.40	68.50
Vested and expected to vest as at December 31, 2019	63,626	223.28	68.47
Exercisable as at December 31, 2019	35,605	219.24	67.38
Non vested as at December 31, 2019	29,495	228.43	69.86

The weighted average price of the shares at the time these options were exercised was HK$289.79 per share (equivalent to approximately RMB259.00), HK$322.79 (equivalent to approximately RMB288.49) and HK$330.2 (equivalent to approximately RMB295.12) during the year ended December 31, 2017, 2018 and 2019.

The fair values of employee stock options were valued using the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Granted in
2017
Risk free interest rate	1.39%
Expected dividend yield	0.33%
Expected volatility range	30%
Exercise multiples	7
Contractual life	7 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)
(b)	Share-based compensation plans of Tencent (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Share options
			as at December 31,
Grant Date	Expiry date	Exercise price	2018	2019
July 10, 2014	July 9, 2021	HK$124.30	-	-
July 6, 2016	July 5, 2023	HK$174.86	42,690	32,690
July 10, 2017	July 9, 2024	HK$272.36	32,410	32,410
Total			75,100	65,100

Movements in the number of awarded shares for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Number of awarded shares Year ended December 31,
	2017	2018	2019
Outstanding as at January 1	731,814	430,418	187,948
Granted	24,503	-	-
Forfeited	(9,013)	(4,718)	(9,037)
Vested and transferred	(316,886)	(237,752)	(124,336)
Outstanding as at December 31	430,418	187,948	54,575
Expected to vest as at December 31	361,943	166,321	48,977

The fair value of the awarded shares was calculated based on the market price of the Tencent’s shares at the respective grant date. The expected dividends during the vesting period have been taken into account when assessing the fair value of these awarded shares.

The outstanding awarded shares as at December 31, 2019 were divided into two to five tranches on an equal basis as at their grant dates. The first tranche can be exercised immediately or after a specified period ranging from four months to four years from the grant date, and the remaining tranches will become exercisable in each subsequent year. The optionee may elect at any time while remains an employee, to exercise any part or all of the vested options before the expiry date.

(c)	Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2018 and 2019, the Expected Retention Rate of the Group was assessed to be 88%-95%.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Other payables and other liabilities

	As at December 31,
	2018 RMB’million	2019 RMB’million
Included in non-current liabilities
Investment payables	169	-
Government grants	13	2
Deferred income	-	66
Contingent consideration, measured at fair value (note i)	32	-
	214	68
Included in current liabilities
Dividend payable	12	12
Accrued expenses (note ii)	1,467	2,105
Advances from customers	106	83
Investment payables	389	611
Other tax liabilities	103	140
Present value of liability of puttable shares	494	539
Deferred income	-	23
Other deposits	71	77
Others	69	80
Contingent consideration, measured at fair value (note i)	31	112
	2,742	3,782

Notes:

(i)

In October 2018, the Company acquired the entire equity interest of a music contents production company at a cash consideration comprising of a fixed amount and a variable amount, settlement in certain tranches. The variable amount is determined based on certain operating performance indicators of the acquiree and up to RMB400 million. As at December 31, 2018 and 2019, contingent consideration in relation to the arrangement was recognized at fair value as determined by management taking into account the estimation of the performance indicators.

(ii)	Accrued expenses mainly comprise of payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.
25	Deferred revenue

	As at December 31,
	2018 RMB’million	2019 RMB’million
Non-current	27	67
Current	1,431	1,694
	1,458	1,761

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for time-based virtual gifts, membership subscriptions, and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2018 and 2019.

Revenue recognized for the years ended December 31, 2017, 2018 and 2019 related to carried-forward contract liabilities amounted to RMB372 million, RMB978 million and RMB1,431 million, respectively.

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Acquisition of subsidiaries accounted for as business combination under common control

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

27	Business Combination

Acquisition of a music content company in 2018

In October 2018, the Company acquired the entire equity interest of a music content production company at a cash consideration comprising of a fixed amount and a variable amount, settlement in certain tranches, to enhance its music contents library. The variable amount is determined based on certain operation and financial performance of the acquiree and up to RMB400 million. As at the acquisition date, the fixed consideration was recognized at its present value and the variable consideration was recognized at fair value of approximately RMB63 million determined by management.

As a result of the acquisition, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the acquisition was attributable to an increase in coverage of the online music market of China. The goodwill recognized was not expected to be deductible for income tax purpose.

The following table summarizes the amount of identified assets acquired and liabilities assumed at the acquisition date.

RMB’million
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	68
Accounts and other receivables	101
Intangible assets	297
Prepayments, deposits and other assets	162
Deferred revenue	(18)
Other payables and accruals	(57)
Deferred tax liabilities	(105)
Goodwill	798
1,246

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Business Combination (Continued)

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

28	Cash flow information
(a)	Cash generated from operations

	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Profit before income tax	1,597	2,003	4,540
Adjustments for:
Depreciation and amortization	379	369	583
Impairment provision for investments in associates (Note 15)	2	2	43
Loss allowance for expected credit losses (Note 18)	6	3	18
Non-cash employee benefits expense – share based payments (Note 8)	362	487	519
Non-cash share-based payments arising from issues of ordinary shares to music label partners(Note 21(iv))	-	1,519	-
Fair value losses on investments	-	30	37
Net (gains)/losses in relation to equity investments	(72)	20	(1)
Share of (profit)/loss of associates and joint ventures (Note 15)	(4)	1	18
Interest income (Note 6)	(93)	(282)	(615)
Fair value change on puttable shares	-	35	37
Interest expense	-	-	31
Net exchange differences	(18)	31	(4)
Increase in accounts receivable	(447)	(182)	(733)
Increase in inventories	(16)	(4)	9
Decrease in other operating assets	(137)	(789)	(175)
Increase in accounts payables	4	780	717
Increase in other operating liabilities	1,051	1,581	1,164
Cash generated from operations	2,614	5,604	6,188

(b)	Non-cash investing and financing activities

	2017 RMB’million	2018 RMB’million	2019 RMB’million
Issuance of ordinary shares to music label partners	-	1,519	-
Issuance of ordinary shares for equity investments	7,547	1,027	-
Distribution to Tencent	(3,774)	-	-
Other payables for business combinations	277	-	-
Issuing restricted shares for business combinations	149	-	-
Settlement of dividend by issuance of shares	58	-	-
Other payables for acquisition of investments in joint ventures	46	-	-

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial instruments by category

The Group holds the following financial instruments:

Financial assets	Financial assets at amortized cost RMB’million	Financial assets at fair value through profit and loss RMB’million	Financial assets at fair value through other comprehensive income RMB’million	Total RMB’million
As at December 31, 2018
Accounts receivable (Note 18)	1,483	-	-	1,483
Other receivables (Note 17)	80	-	-	80
Short-term investments	-	42	-	42
Cash and cash equivalents (Note 20)	17,356	-	-	17,356
Other investments (Note 16(b))	-	256	-	256
Financial assets at fair value through other comprehensive income (Note 16(a))	-	-	3,331	3,331
	18,919	298	3,331	22,548
As at December 31, 2019
Accounts receivable (Note 18)	2,198	-	-	2,198
Other receivables (Note 17)	213	-	-	213
Term deposits (Note 19)	7,500	-	-	7,500
Short-term investments	-	6	-	6
Cash and cash equivalents (Note 20)	15,426	-	-	15,426
Other investments (Note 16(b))	-	255	-	255
Financial assets at fair value through other comprehensive income (Note 16(a))	-	-	4,461	4,461
	25,337	261	4,461	30,059

Financial liabilities	Liabilities at amortized cost RMB’million
As at December 31, 2018
Accounts payable	1,830
Other payables and other liabilities (note)	1,839
3,669
As at December 31, 2019
Accounts payable	2,559
Other payables and other liabilities (note)	2,261
Lease liabilities	147
4,967

As at December 31, 2018 and 2019, financial liabilities measured at fair value comprised contingent consideration of RMB63 million and RMB112 million, were included in other payables and other liabilities.

Note: Other payables and other liabilities exclude prepayment received from customers and others, staff costs, welfare accruals, other tax liabilities, government grant and deferred revenue.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	Commitments
(a)	Operating commitments

The following table summarizes future minimum commitments of the Group under non-cancelable operating arrangements, which are mainly related to rental of bandwidth:

	2018 RMB’million	2019 RMB’million
Within one year	212	233
Later than one year but not later than five years	93	2
	305	235

(b)	Contents royalty

The Group is subject to the following minimum royalty payments associated with its license agreements:

	2018	2019
	RMB’million	RMB’million
Within one year	3,599	4,513
Later than one year but not later than five years	2,284	2,704
More than 5 years	2	-
	5,885	7,217

(c)	Investment commitments

As at December 31, 2018 and 2019, the Group had commitments of approximately RMB94 million and RMB 198 million to invest in certain entities to hold the equity interest in such entities.

In addition, on December 31, 2019, the Group proposed to join a consortium (the “Consortium”) led by Tencent to acquire a 10% equity stake in Universal Music Group (“UMG”), at an enterprise value of EUR30 billion, up to a 10% equity interest in the Consortium. The Consortium will also have the option to purchase an additional 10% equity stake in UMG at the same enterprise value pursuant to the terms of the transaction documents. The Transaction is subject to regulatory approvals and other customary closing conditions, and is expected to close by the first half of 2020.

Prior to the closing of the Transaction, the Group and UMG also intend to enter into a second agreement that grants the Group an option to acquire a minority equity stake in UMG's Greater China business.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at December 31, 2019:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner

(a)	Transactions

For the years ended December 31, 2017, 2018 and 2019, significant related party transactions were as follows:

	2017 RMB’million	2018 RMB’million	2019 RMB’million
Revenue
Online music services to Tencent Group (note)	33	51	355
Online music services to the Company's associates and associates of Tencent Group	-	18	40
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	20	63	21
Expenses
Operation expenses recharged by Tencent Group	493	589	752
Advertising agency cost to Tencent Group	187	207	231
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group	45	88	132
Other costs to the Company's associates and associates of Tencent Group	-	14	25

Note: Including revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.

These related party transactions were conducted at prices and terms as agreed by parties involved.

(b)	Balances with related parties

	2018	2019
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	971	1,653
The Company's associates and associates of Tencent Group	39	49
Included in prepayments, deposits and other assets from related parties:
Tencent Group	28	50
The Company's associates and associates of Tencent Group	16	23
Included in accounts payable to related parties:
Tencent Group	529	215
The Company's associates and associates of Tencent Group	1	15
Included in other payables and accruals to related parties:
Tencent Group	135	382
The Company’s associates and associates of Tencent Group	-	19

Outstanding balances are unsecured and are repayable on demand.

Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	Related party transactions (Continued)
(c)	Key management personnel compensation

	2017	2018	2019
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	46	64	65
Share-based compensation	107	223	233
	153	287	298

32	Contingent liabilities

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as at December 31, 2019. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB21 million. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results.

In addition, in September 2019 and October 2019, respectively, the Company, certain of its current and former directors and officers, and Tencent, based on its status as the Company’s controlling shareholder, were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. Additional complaints related to these claims may be filed in the coming months. The Company are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. Nevertheless, with the legal advice, the Company believes these cases are without merit and intend to defend actions vigorously.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2019, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. Accordingly, the Group has made certain accruals in “Account payable” in the consolidated balance sheet as at December 31, 2019 and recognized related cost expenses for the year ended December 31, 2019.The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2019, but related to cases arising on or before December 31, 2019. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	Events occurring after the reporting period

Apart from the below, there were no other material subsequent events during the period from December 31, 2019 to the approval date of these financial statements by the Board of Directors on March 25, 2020.

(a)	Coronavirus pandemic (“Pandemic”)

With respect to the outbreak of the Pandemic, the Group has assessed and preliminarily concluded that there was no significant impact on the financial position of the Group subsequent to the year ended 31 December 2019 and up to the date of this report. The outbreak has caused temporary decrease in levels of activities of our users and performers and negatively affected our financial operations to certain extent. The Group will keep continuous attention on the situation of the Pandemic and react actively to its impacts on the operation and financial position of the Group.

(b)	Co-operation agreement with China Literature Limited (“China Literature”)

In the first quarter of 2020, the Group signed a five-year strategic partnership with China Literature, a subsidiary of Tencent listed in Hong Kong, which enable the Group to access to China Literature’s broad online library and license to produce certain long-form audio content that available on both the Group and China Literature’s platforms.

(c)	Repurchase of shares

In March 2020 and up to the date of this report, the Company repurchased ADSs from the open market for an aggregate consideration of approximately US$16 million in cash pursuant to the share repurchase program approved on December 17, 2019.

34	Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on March 25, 2020.