Form 20-F
period 2020-12-31
Tencent Music Entertainment Group
filed 2021-04-09
CIK 1744676

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

3,385,143,738 ordinary shares, comprised of 1,670,004,560 Class A ordinary shares, par value US$0.000083 per share, and 1,715,139,178 Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

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

•

“monthly ARPPU” of each of our online music services and social entertainment services for any given period refers to the monthly average of (i) the revenues of the respective services for that period divided by (ii) the number of paying users of the respective services for that period. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms;

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

•	“publishing rights” refers to the copyrights of music and non-music works for the purpose of this annual report;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“Spotify” refers to Spotify Technology S.A., one of our principal shareholders;

•	“Tencent” refers to Tencent Holdings Limited, our controlling shareholder;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

i

•

“we,” “us,” “our company” and “our” refer to Tencent Music Entertainment Group (or, where the context requires, its predecessor), its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs;

•	with respect to MAU data used in this annual report:

•

“mobile MAUs” or “PC MAUs” for a given month (i) with respect to each of our products (except WeSing) is measured as the number of unique mobile or PC devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured as the number of user accounts through which WeSing is accessed at least once in that month;

•	“mobile MAUs” for a given period refers to the monthly average of the sum of the mobile MAUs for that period;

•

“online music mobile MAUs” for a given month refers to the sum of mobile MAUs of our music products, namely QQ Music, Kugou Music and Kuwo Music, for that month; duplicate access of different services by the same device is not eliminated from the calculation;

•

“social entertainment mobile MAUs” for a given month refers to the sum of mobile MAUs that have accessed the social entertainment services offered by (i) WeSing; (ii) Kugou’s Live Streaming services; (iii) Kuwo’s Live Streaming services; (iv) Kugou Changchang; and (v) QQ Music’s Live Streaming services; duplicate access of different services by the same user account or device is not eliminated from the calculation;

•	“social entertainment mobile MAUs” for a given period refers to the monthly average of the sum of the social entertainment mobile MAUs for that period; and

•

our MAUs are calculated using internal company data, treating each distinguishable user account or device as a separate MAU even though some users may access our services using more than one user account or device and multiple users may access our services using the same user account or device.

This annual report on Form 20-F includes our audited balance sheets as of December 31, 2019 and 2020 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2018, 2019 and 2020.

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. In addition, unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7534 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	our ability to retain, grow and engage our user base and expand our music entertainment content offering;

•	our ability to retain and grow our paying users and drive their spending on our services;

•	expected changes in our revenues, content-related costs and operating margins;

•	our ability to retain key personnel and attract new talent;

•	competition landscape in China’s online music entertainment industry;

•	general economic, political, demographic and business conditions in China and globally; and

•	the regulatory environment in which we operate.

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

Not applicable.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•

If we fail to anticipate user preferences to provide online music and/or long-form audio entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected.

•

We depend upon third-party licenses for the content of our content offerings, and any adverse changes to or loss of, our relationships with these content providers may materially and adversely affect our business, operating results, and financial condition.

•	We may not have obtained complete licenses for certain copyrights with respect to a portion of the content offered on our platform.

•

We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.

•	Assertions or allegations that we have infringed or violated intellectual property rights, even not true, could harm our business and reputation.

•

Our license agreements are complex, impose numerous obligations upon us and may make it difficult to operate our business. Any breach or adverse change to the terms of such agreements could adversely affect our business, operating results and financial condition.

•

Minimum guarantees required under certain of our license agreements for music and long-form audio content may limit our operating flexibility and may materially and adversely affect our business, financial condition and results of operations.

•

If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the music or long-form audio content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.

•

If music copyright owners withdraw all or a portion of their music works from the MCSC to the extent the MCSC had not obtained authorization to license from the relevant copyright owners as of December 31, 2020, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay.

•	Uncertainties surrounding the monetization of content may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

•

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

Risks Related to Our Relationship with Tencent

•	If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected.

•	Any negative development in Tencent’s market position, brand recognition or financial condition may materially and adversely affect our user base, marketing efforts and the strength of our brand.

•

Tencent, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Tencent may not be aligned with the interests of our other shareholders and holders of the ADSs.

•	We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Risks Related to Our Corporate Structure

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

•

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

•	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

•	Uncertainties with respect to the PRC legal system could materially and adversely affect us.

•	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

•	Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

Risks Related to the ADSs

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•

If securities or industry analysts do not publish favorable research, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Risks Related to Our Business and Industry

If we fail to anticipate user preferences to provide online music and/or long-form audio entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected.

Our ability to attract and retain our users, drive user engagement and deliver a superior online music and long-form audio entertainment experience depends largely on our ability to continue to offer attractive content, including songs, playlists, video, long-form audio, lyrics, live streaming of performances and karaoke-related content. Content that was once popular with our users may become less attractive if user preferences evolve. The success of our business relies on our ability to anticipate changes in user preferences and industry dynamics, and respond to such changes in a timely, appropriate and cost-effective manner. If we fail to cater to the tastes and preferences of our users, or fail to deliver superior user experiences, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operations may be materially and adversely affected.

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

We depend upon third-party licenses for the content of our content offerings, and any adverse changes to or loss of, our relationships with these content providers may materially and adversely affect our business, operating results, and financial condition.

Significant portions of our music and long-form audio offerings are licensed from our content partners, including leading publishers and labels in China and internationally with whom we have entered into master distribution and licensing agreements. There is no assurance that the licenses currently available to us will continue to be available in the future at royalty rates and on terms that are favorable, commercially reasonable or at all.

The royalty rates and other terms of these licenses may change as a result of various reasons beyond our control, such as changes in our bargaining power, changes in the industry, or changes in the law or regulatory environment. If our content partners are no longer willing or able to license content to us on terms acceptable to us, the breadth or quality of our content offerings may be adversely affected or our content acquisition costs may increase. Likewise, increases in royalty rates or changes to other terms of our licenses may materially and adversely affect the breadth and quality of our content offerings and may, in turn, materially and adversely affect our business, financial condition and results of operations.

There also is no guarantee that we have all of the licenses for the content available on our platform, as we need to obtain licenses from many copyright owners, some of whom are unknown, and there are complex legal issues such as open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that copyright owners (particularly aspiring artists), their agents, or legislative or regulatory bodies may require or attempt to require us to enter into additional license agreements with, and pay royalties to, newly defined groups of copyright owners, some of which may be difficult or impossible to identify.

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

We may not have obtained complete licenses for certain copyrights with respect to a portion of the content offered on our platform.

Under PRC law, to secure the rights to provide music or long-form audio content on the internet or for our users to download or stream music or long-form audio from our platform, or to provide other related online music or long-form audio services, we must obtain licenses from the appropriate copyright owners for one or more of the economic rights, including the content publishing and recording rights, among others. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations on Intellectual Property Rights—Copyright.”

We may not have complete licenses for the copyrights underlying a portion of the content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. As of December 31, 2020, we offered over 60 million music tracks on our platform, and we had licenses to both music publishing and musical recording rights for approximately 85% of those tracks. We have sought, and will continue to seek, licenses to the remaining tracks to the extent we identify the relevant copyright owners and enter into agreements with them.

With respect to the musical compositions and lyrics we license from our content partners, there is no guarantee that such content partners have the rights to license the copyright underlying all music content covered by our agreements. With respect to any musical compositions and lyrics that the MCSC, a collective copyright organization, was not authorized to sublicense to us, the MCSC undertook to resolve such disputes and compensate the relevant copyright owners from infringement claims made by third-party rights owners against us for using their content on our platform within the validity period of the contract entered into between the MCSC and us. Despite such undertakings by the MCSC, there is no guarantee that we will not be subject to potential copyright infringement claims by third parties in relation to content licensed from the MCSC.

We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.

We allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright.

However, we have historically allowed users to upload content anonymously, and our platform has over the years accumulated user-generated content for which users or performers may not have obtained proper and complete copyright licenses. Given the large volume of such user-generated content available on our platform, it is challenging for us to accurately identify and verify the individual users or performers that uploaded such content, the copyright status of such content, and the appropriate copyright owners from whom copyright licenses should be obtained.

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

Assertions or allegations that we have infringed or violated intellectual property rights, even not true, could harm our business and reputation.

Third parties, including artists, copyright owners and other online music, long-form audio and other platforms, have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights. As we face increasing competition in China and globally, the possibility of intellectual property rights claims against us grows.

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

We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We may be involved in similar litigation and disputes or subject to allegations of infringement, misappropriation or other violations of intellectual property rights in China, as well as globally as we seek to expand our international footprint. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources to defend such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, cease providing content that we were previously providing, enter into potentially unfavorable license agreements in order to obtain the right to use necessary content or technologies, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

We also sublicense some of our licensed content to other platforms. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms that we sublicense content to will comply with the terms of our license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our business, financial condition and results of operations may be materially and adversely affected.

In addition, music, long-form audio, internet, technology and media companies like us are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Other companies in these industries may have larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for intellectual property infringement. Furthermore, from time to time, we may introduce new products and services, which could increase our exposure to intellectual property claims. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, financial condition and results of operations.

Our license agreements are complex, impose numerous obligations upon us and may make it difficult to operate our business. Any breach or adverse change to the terms of such agreements could adversely affect our business, operating results and financial condition.

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

Many of our license agreements grant the licensors the right to audit our compliance with the terms and conditions of such agreements. If we materially breach such obligation or any other obligations set forth in any of our license agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, which could have a material adverse effect on our business, financial condition and results of operations.

Minimum guarantees required under certain of our license agreements for music and long-form audio content may limit our operating flexibility and may materially and adversely affect our business, financial condition and results of operations.

Certain of our license agreements for music and long-form audio content require that we make minimum guarantee payments to copyright owners. Such minimum guarantees are not always tied to our number of users or the amount of content used or distributed on our platform. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of our music and long-form audio services to our users in order to maintain a healthy gross margin. The duration of our license agreements that contain minimum guarantees is typically between one to three years, but our paying users may cancel their subscriptions at any time. If our paying user growth forecasts do not meet our expectations or our sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our revenues do not meet our expectations, our business, financial condition and results of operations also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.

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

If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the music or long-form audio content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.

Comprehensive and accurate copyright owner information for their publishing rights and recording rights underlying our music and long-form audio content is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain for various reasons beyond our control. For example, such information may be withheld by the owners or administrators of such rights, especially with regards to user-generated content or content provided by aspiring artists. If we are unable to identify comprehensive and accurate copyright owner information for the music or long-form audio content offered on our platform, such as identifying which composers, publishers or collective copyright organizations own, administer, license or sublicense music or long-form audio works, or if we are unable to determine which music or long-form audio works correspond to specific recordings, it may be difficult for us (i) to identify the appropriate copyright owners to whom to pay royalties or from whom to obtain a license or (ii) ascertain whether the scope of a license we have obtained covers specific music or long-form audio works. This also may make it difficult to comply with the obligations of any agreements with those rights holders.

If we do not obtain necessary and commercially viable licenses from copyright owners, whether due to the inability to identify or verify the appropriate copyright owners or for any other reason, we may be found to have infringed on the copyright of others, potentially resulting in claims for monetary damages, government fines and penalties, or a reduction of content available to users on our platform, which would adversely affect our ability to retain and expand our user base, attract paying users for our paid music and long-form audio services and generate revenue from our content library. Any such inability may also involve us in expensive and protracted copyright disputes.

If music copyright owners withdraw all or a portion of their music works from the MCSC to the extent the MCSC had not obtained authorization to license from the relevant copyright owners as of December 31, 2020, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay.

As of December 31, 2020, based on the framework agreement we previously entered into with the MCSC, we obtained licenses from the MCSC with respect to musical composition and lyrics for a substantial portion of our music content library. We cannot guarantee that composers and lyricists in China will not withdraw all or part of their music works from the MCSC. To the extent that the MCSC had not obtained authorization to license from the relevant copyright owners as of December 31, 2020, including circumstances where the copyright owners choose not to be represented by the MCSC, our ability to secure favorable licensing arrangements could be negatively affected, our content licensing cost may increase, and we may be subject to liabilities for copyright infringement. If we are unable to reach an agreement with respect to the content of any music copyright owners who withdraw all or a portion of their music works from the MCSC, or if we have to enter into direct licensing agreements with such music copyright owners at rates higher than those set by the MCSC for the use of music works, our ability to offer music content may be limited or our service costs may significantly increase, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties surrounding the monetization of content may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

We have devoted substantial efforts to monetize our user base by increasing our number of paying users and cultivating our users’ willingness to pay for content. We currently generate our revenues from (i) online music services, (ii) social entertainment services, and (iii) others. At a strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Users of our live streaming services get free access to the live music performance or other types of music content with the option to purchase virtual gifts to send to performers and other users. User demand for live streaming services may decrease substantially or we may fail to anticipate and serve user demands effectively. In addition, we introduced the pay-for-streaming model for our online music services in the first quarter of 2019 and have been increasing the number of songs coming behind the paywall. See “Item 4. Information on the Company—4.B. Business Overview—How We Generate Revenue—Online Music Services – Paid Music” for more information of the pay-for-streaming model. While we believe the adoption of pay-for-streaming has driven the number of paying users, paying ratio and paying user retention of our online music services, we cannot guarantee that its early popularity will continue, or that our attempts to explore new monetization models or enhance our paying user conversion will be successful.

In order to increase the number of our paying users and cultivate our users’ willingness to pay for content, we will need to address a number of challenges, including:

•	providing consistently high-quality and user-friendly experience, particularly with the development of our pay-for-streaming model for our online music services;

•	continuing to curate a catalog of engaging content;

•	continuing to introduce new, appealing products, services and content that users are willing to pay for;

•	continuing to innovate and stay ahead of our competitors;

•	continuing to maintain and enhance the copyright protection environment; and

•	maintaining and building our relationships with our content providers and other industry partners.

If we fail to address any of these challenges, especially if we fail to offer high-quality content and superior user experience to meet user preferences and demands, we may not be successful in increasing the number of our paying users and cultivating our users’ willingness to pay for content, which could have a material adverse impact on our business, financial condition and results of operations.

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

The market for online music entertainment and long-form audio content is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected.

Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “—We require a significant amount of capital to fund our content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

China’s internet, music entertainment and long-form audio industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.

The PRC government regulates the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the Ministry of Commerce, or the MOFCOM, the Ministry of Culture and Tourism, the National Copyright Administration, the Ministry of Industry and Information Technology, the National Radio and Television Administration and the Cyberspace Administration of China regulate different aspects of the internet industry. In addition to complying with the laws and regulations promulgated and enforced by Chinese governmental authorities, operators in the internet industry may also need to rely heavily on Chinese governmental authorities’ policies and guidelines. Such laws, regulations, policies and guidelines cover many aspects of the telecommunications, internet information services, copyright, internet culture, internet publishing industries and online audio-visual products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various government approvals, licenses and permits in connection with their provision of internet information services, internet culture services, internet publication services, online audio-visual products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if we fail to follow applicable laws, regulations, policies and guidelines, or applicable laws, regulations, policies and guidelines are tightened by any regulatory authorities, or if there are new laws, regulations, policies or guidelines introduced to impose additional government approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer.

Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, a wholly owned subsidiary of Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, operates our online music services, QQ Music, and online karaoke business, WeSing. Tencent Music Shenzhen also intends to apply for Value-added Telecommunications Business Operation License, or the ICP License and an Online Publishing Service Permit for releasing music works for the first time via the internet. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties in the past for the lack of any of these licenses. However, we cannot assure you that it can successfully obtain these licenses in a timely manner, or at all. As Tencent Music Shenzhen operates QQ Music and WeSing, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains of www.qq.com of Shenzhen Tencent Computer System Co., Ltd., which holds a valid AVSP for the www.qq.com domain and is controlled by our parent, Tencent. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such licenses. In the event Tencent Music Shenzhen is required to obtain an AVSP under its own name for operating our QQ Music and WeSing platforms, Tencent Music Shenzhen may not be eligible for an AVSP, because the current PRC laws and regulations require an applicant for the AVSP to be a wholly state-owned or state-controlled entity.

In addition, as of the date of this annual report, each of Guangzhou Kugou and Beijing Kuwo holds a valid AVSP while Guangzhou Kugou has submitted an application for an expansion of the permitted scope of business under its AVSP to cover its provision of certain types of audio and video programs through mobile network to users’ mobile devices. Guangzhou Kugou and Beijing Kuwo plan to respectively apply for an Online Publishing Service Permit for their release of original music works via the internet. As of the date of this annual report, Guangzhou Kugou has not been subject to any legal or regulatory penalties for failure to include the above-mentioned business in the permitted scope of business under its AVSP, and neither Guangzhou Kugou nor Beijing Kuwo has been subject to any legal or regulatory penalties for the lack of the Online Publishing Service Permit. There is, however, no assurance that such applications will eventually be approved in a timely manner, or at all. If any of Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo, our other subsidiaries, our VIEs or our VIE’s subsidiaries is found to be in violation of PRC laws and regulations regarding licenses and permits, we could be subject to legal and regulatory penalties and our business operations may not be able to continue operating in the same manner or at all, and our business, financial condition and results of operations could be materially and adversely affected.

PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the internet, music entertainment and long-form audio industries, including but not limited to exclusive licensing and sublicensing arrangements. Pursuant to an article posted on National Copyright Administration’s official website, in September 2017, the National Copyright Administration held meetings with a number of music industry players, including us, where it encouraged the relevant industry players to “avoid acquiring exclusive music copyright” and indicated that they should also not engage in activities involving “collective management of music copyright.” There is substantial uncertainty as to whether some of our historical or current licensing arrangements may be found objectionable by the regulatory authorities. In such event, we may be subject to legal and regulatory penalties and/or have to revisit and modify such arrangements in a way that may cause substantial costs, and our ability to offer music content and our competitive advantages may be harmed. Such events may have a material and adverse impact on our business, financial condition and results of operations.

Besides, PRC has gradually imposed regulatory requirements on platforms with regards to virtual currencies. On February 9, 2021, the Cyberspace Administration of China, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Streaming, which requires internet streaming platforms to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time. A portion of our revenue is from virtual gift payments from our users to performers, so any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments and therefore may adversely affect the engagement of our live-streaming performers, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operation.

We operate in a relatively new and evolving market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the online music entertainment industry, the live streaming industry as well as the long-form audio industry in China, which are affected by numerous factors. For example, content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment and macroeconomic environment are important factors that affect our business and prospects. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. We have recently completed our acquisition of Lazy Audio, a well-established audio platform in China, to tap into the burgeoning long-form audio industry in China. See “Item 4. Information of the Company—4.A. History and Development of the Company—Recent Transactions” for more information about Lazy Audio. We cannot assure you that we will succeed in any of these aspects or that these industries in China will continue to grow as rapidly as in the past. If online music, live streaming or long-form audio as forms of entertainment lose their popularity due to changing social trends and user preferences, or if such industries in China fail to grow as quickly as expected, our business, financial condition and results of operation may be materially and adversely affected.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

We operate in a competitive industry. We face competition for users and their time and spending primarily from the online music services provided by other online music services providers in China. We also face competition from online offerings of other forms of content, including long-form audio, karaoke services, live streaming, radio services, literature, games and video provided by other social entertainment services providers. In particular, we are increasingly facing noticeable competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short videos.

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

The engagement levels of our user base as well as the quality of our social entertainment content offered on our platform are closely linked to the popularity and performance of our live streaming performers, karaoke singers and other key opinion leaders.

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

We do not have full control over how users use or behave on our platform, whether through live streaming, commenting or other forms of sharing or communication. We face the risk that our platform may be misused or abused by live streaming performers or users. We have a robust internal control system in place to review and monitor live streams and other forms of social interactions among our users and will shut down streams that are illegal or inappropriate. However, we may not be able to identify all such streams and content, or prevent all such content from being posted.

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

We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements and patent, copyright, software copyright, trademark, and other intellectual property laws to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, efforts and risks associated with patent application, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not lead to granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned.

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

As an internet content provider, we are subject to PRC regulations governing internet access and the distribution of music, music videos, long-form audio and other forms of content over the internet. See “—Regulations.” These regulations prohibit internet content providers and internet publishers from posting on the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In particular, since the outset of 2018, the Chinese government has been tightening regulatory oversight over content offered by online and mobile live streaming and video services that it deemed to be “vulgar.” Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the PRC government, and it may not be possible to determine in all cases the types of content that could cause us to be held liable for offering content that is found objectionable by the PRC government.

Internet content providers may be held liable for content displayed on or linked to their online platforms that is subject to certain restrictions. We allow our users to upload user-generated content, such as music, videos, audio, comments, reviews and other forms of content. We also make it possible for selected professional producers to make their content available to users through our official music accounts and allow them a high level of control of the content offered through our music accounts. While we have in place internal rules and procedures to monitor user-generated content on our platform, due to the massive amount of such content, we may not be able to identify, in a timely manner or at all, the content that is illegal or inappropriate or that may otherwise be found objectionable by the PRC government. Additionally, we may not be able to keep our rules and procedures abreast of changes in the PRC government’s requirements for content display. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may result in legal and administrative liability, government sanctions, fines, loss of licenses and/or permits, or reputational harm. If the PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find any content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, financial condition and results of operations may be materially and adversely affected.

Pending or future litigation or governmental proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as governmental investigations or proceedings, in matters primarily relating to intellectual property rights, antitrust, and competition claims concerning our content acquisition and distribution. We cannot predict the outcomes of such lawsuits or governmental actions, which may not be successful or favorable to us. Lawsuits or governmental investigations or actions against us, our shareholders, directors, officers or employees may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base and relationships with our content partners. In addition to the related cost, managing and defending litigation and governmental proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or governmental proceedings with a substantial amount of cash, or be required by the relevant governmental authorities to make substantive changes to our existing business model. As of December 31, 2020, there were 1,116 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB46.9 million (US$7.2 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

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

The Claimant alleged that Mr. Xie defrauded and threatened him into signing a series of agreements in late 2013 to relinquish his substantial investment interests in multiple entities, including CMC, Ocean Culture and Ocean Technology (together, the “Ocean Music Entities”), and transferring his equity interests in the Ocean Music Entities to Mr. Xie, CMC and certain other Respondents at below-market value. The Claimant seeks an award from CIETAC ruling, among other things, that (i) such agreements, pursuant to which the Claimant allegedly transferred his interests in the Ocean Music Entities to Mr. Xie, CMC and other Respondents, be declared invalid; (ii) Mr. Xie, CMC and other applicable Respondents return to the Claimant all of his initial equity interests in the Ocean Music Entities; and (iii) Mr. Xie pays damages in the amount of RMB100 million (US$14.6 million). In March 2021, the Claimant amended his claims so that, among other things, to the extent that the Claimant’s equity interests in the Ocean Music Entities cannot be returned to the Claimant as a result of the merger of CMC’s operations and Tencent’s former music businesses, each of Mr. Xie and we shall pay the Claimant damages in an amount equal to the fair market value of 4% of our share capital as of the date of enforcement of the final arbitration decision, minus the amount the Claimant has already received, plus accrued interests.

In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On July 8, 2020, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s denial of the Claimant’s petition.

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

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our users or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions will improve user experience and long-term financial performance, as well as our continuous investment in content production and innovation. For example, we are seeking to build long-term partnerships with our content partners, including partnerships in the pan-entertainment sector with other companies within the Tencent ecosystem, and will continue to invest substantially in producing in-house or in collaboration with content partners popular, trend-setting content catering to evolving user demands. Furthermore, as our brand awareness increases, we may continue to expand into new markets and geographic locations. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with our partners, and our business, financial condition and results of operation could be materially and adversely affected.

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

In addition, we are subject to a variety of laws and other obligations relating to the security and privacy of data, including restrictions on the collection, use and storage of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. The PRC Constitution, the PRC Criminal Law, the PRC Civil Code protect individual privacy in general. The Cybersecurity Law of the PRC, which came into effect in June 2017, requires certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users, but there are still great uncertainties as to the interpretation and application of the Cybersecurity Law. The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR jointly promulgated an announcement on January 23, 2019 to carry out special campaigns against illegal collection and usage of personal information by mobile internet application programs operators, including collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Further, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, effective on October 1, 2019, which requires, among others, that internet operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and obtain the consent of the children’s guardians. We may be subject to laws and regulations relating to the security and privacy of data, including the collection, use and storage of personal information, of jurisdictions other than the PRC. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

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

Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. While in the U.S., the state of California enacted the California Consumer Privacy Act, which became effect on January 1, 2020 and imposes heightened obligations with respect to data privacy, including the ability for individuals in California to object to the sale of their personal data in certain instances. If other states in the United States adopt similar laws, or if a comprehensive federal data privacy law is enacted, we may be required to expend considerable resources to meet the applicable requirements to the extent our operations are expanded into the United States.

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

Expansion of our operations to deliver non-music content, including long-form audio, subjects us to increased business, legal, financial, reputational, and competitive risks.

Expansion of our operations to deliver non-music content, such as our long-form audio, involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently may not have. There is no guarantee that we will be able to generate sufficient revenue from long-form audio or other non-music content to offset the costs of creating or acquiring this content. Failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to long-form audio or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion, could adversely affect our business, operating results, and financial condition.

We depend on our senior management and highly skilled personnel. If we are unable to attract, retain and motivate a sufficient number of them, our ability to grow our business could be harmed.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of experienced and skilled employees. Qualified individuals are in high demand, particularly in the internet content and entertainment industries, and we may have to incur significant costs to attract and retain them. Additionally, we use share-based awards to attract talented employees, and if the ADSs decline in value, we may have difficulties recruiting and retaining qualified employees.

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

The Circular on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Circular, jointly issued by the Ministry of Culture and the MOFCOM in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In addition, the Virtual Currency Circular defines “issuing enterprise” and “transaction enterprise” and stipulates that a single enterprise may not operate both types of business. Online game operators are further prohibited from distributing virtual gifts or virtual currencies to users paying cash or virtual currency through random selection methods such as lotteries, gambling or prize drawing. See “—Regulations—Regulations on Virtual Currency.”

Although we issue virtual currencies to users for cash or, in a few past cases, as a reward for users’ participation in our guessing games on our platform for them to purchase various items to be used on our live streaming and online karaoke platforms, as advised by our PRC legal advisor, our service does not constitute virtual currency transaction services because users cannot transfer or trade these currencies among themselves. However, given the uncertainties of the interpretation and enforcement of the virtual currency related laws, regulations and policies, we cannot assure you that internet platforms, including us, will not be subject to liabilities due to the activities of third parties, including our users. On May 14, 2019, the Ministry of Culture and Tourism issued the Notice on Adjustment of Approval Scope of the Internet Culture Operation License and Further Regulation on Approval, pursuant to which Ministry of Culture and Tourism no longer assumes the responsibility for the administration of online games industry. As of the date of this annual report, no PRC laws and regulations have been officially promulgated regarding whether the responsibility of Ministry of Culture and Tourism for supervising the online games and virtual currency will be undertaken by another government agency, so it is still unclear as to whether such supervision responsibility will be re-designated to another government agency or whether such government agency taking on the responsibility will require similar or new supervision requirements for the issuance of virtual currencies. If there is similar or new supervision requirements for the issuance of virtual currencies or the sale, exchange or circulation of virtual gifts in the future, there is no assurance that we can meet all such supervision requirements in a timely or cost-effective manner. We cannot assure you that the PRC regulatory authorities will not take stricter actions against all internet platforms conducting business operations involving virtual currencies, including us, or will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies as virtual currency transactions or otherwise subject such transactions to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, or if our platform is deemed to be engaged in illegal or inappropriate activities relating to third parties’ misuse, we may be deemed to be engaging in the issuance of virtual currency and providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We require a significant amount of capital to fund our content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

Operating our online platforms requires significant, continuous investment in acquiring content, users and technology. Acquiring licenses to music and long-form audio content can be costly. Historically, we have financed our operations primarily with operating cash flows and shareholder contributions. As part of our growth strategies, we expect to continue to require substantial capital in the future to cover, among other things, the costs to license content and innovate our technologies, which requires us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities;

•	macro-economic and other conditions in China and elsewhere; and

•	our relationship with Tencent, our controlling shareholder.

Although we expect to rely less on financing support from Tencent and increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs; as our business continues to grow and we are now a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

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

We regularly review MAUs, number of paying users, ARPPU and other key metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations in China. For example, individuals who have multiple accounts and devices registered with our platform could result in an overstatement of the number of our users. We are also subject to the risk associated with artificial manipulation of data, such as stream counts on our platform. Any errors or inaccuracies in these metrics could result in less informed business decisions and operational inefficiencies. For example, if our user base is overstated by MAU and other user engagement metrics we track, we may fail to make the right strategic choices needed to expand our user base and achieve our growth strategies.

We are subject to payment processing risk.

Our users pay for our membership services, content offered on our platforms, virtual gifts and any other music and long-form audio-related services or merchandises offered by us through a variety of online payment solutions. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment network, such as delays in receiving payments from processors and/or changes in the rules or regulations concerning payment processing, our ability to provide superior use experience, including convenient payment options, may be undermined, and our revenue, operating expenses and results of operation could be adversely impacted.

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

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;

•	user complaints about the quality of our products and services;

•	copyright infringements involving us and content offered on our platform;

•	security breaches of confidential user information; and

•	governmental and regulatory investigations or penalties resulting from failure of us or our related parties to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate and as such, does not afford us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Future strategic transactions or acquisitions may have a material and adverse effect on our business, financial condition and results of operations.

We may enter into strategic transactions, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These transactions could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third parties.

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

We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted stock units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 311,438,316 shares. As of April 2, 2021, 34,728,122 restricted shares and the options to purchase a total of 21,965,112 Class A ordinary shares have been granted and are outstanding, under such plans. In 2018, 2019 and 2020, we recorded RMB487 million, RMB519 million and RMB569 million (US$87 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2020 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

Risks Related to Our Relationship with Tencent

If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected.

Our ultimate controlling shareholder and a strategic partner, Tencent, is one of the largest internet companies in the world. Our business has benefited significantly from Tencent’s brand name and strong market position in China. In addition, we have benefited from distributing our content through Tencent’s extensive social network, which provides Tencent’s large number of users with access to our content. We also cooperate with Tencent in a number of other areas, such as user traffic acquisition, advertising, technology, social graphs and IT infrastructure. We cannot assure you that we will continue to benefit from our cooperation with Tencent and its subsidiaries in the future. To the extent we cannot maintain our cooperative relationships with Tencent on terms favorable to us or at all, we will need to source other business partners to provide services such as distribution channels, promotion services, as well as IT and payment services, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

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

As of April 2, 2021, Tencent beneficially owns 13.5% of our outstanding Class A ordinary shares and 95.6% of our outstanding Class B ordinary shares, representing in the aggregate 90.6% of our total voting power. Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty-communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-visual programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “—Regulation-Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version).”

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our consolidated VIEs, and their respective subsidiaries in the PRC. Through a series of contractual arrangements entered into by our wholly owned subsidiaries in China, our VIEs and their respective shareholders, we exercise effective control over the VIEs, receive substantially all of the economic benefits of our VIEs, and have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC laws and regulations. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their operating results in our consolidated financial statements under IFRS. See “Item 4. Information on the Company—4.C. Organizational Structure” for details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of their respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, the National Radio and Television Administration and the MOFCOM, would have broad discretion in dealing with such violations or failures, including:

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

•	restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The Implementing Regulation of the Foreign Investment Law Regulations adopted by the State Council on December 12, 2019 also did not provide further clarification for such “other means.” It leaves leeway for future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we currently leverage the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted in investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders, as well as certain of our VIEs’ subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2018, 2019 and 2020.

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

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, including the ICP License, the Audio and Video Service Permission and the Online Culture Operating Permit. The contractual arrangements contain terms that specifically obligate our VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macro-economic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. Additionally, our business, financial condition and results of operations may be negatively influenced to the extent that COVID-19 continues to affect the Chinese economy, and continues to remain as a worldwide health crisis that results in a global economic downturn. See “—We face risks related to accidents, disasters and public health challenges in China and globally.” It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Our PRC subsidiaries, our VIEs and their subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In particular, PRC laws and regulations relating to the provision of online music and audio content are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the provision of online music and audio content in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to provision of online music and audio content. Moreover, developments in the market for online music and audio content may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online music platforms like us, which could materially and adversely affect our business and operations.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

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

Accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the outbreak of coronavirus, or COVID-19 had caused temporary decrease in levels of activities of our users and performers and negatively affected certain aspects of our business operations in 2020. We took specific precautionary measures intended to minimize the risks of COVID-19 to our employees, users, artists and business partners, including temporarily requiring our employees to work remotely and canceling or postponing sponsored offline events and activities, thus compromising our efficiency and productivity during such periods, and requiring us to incur additional costs, slow down our branding and marketing efforts, and resulting in short-term fluctuations in our results of operations. While the foregoing restrictions and measures have been eased and our business operations have been recovered, our results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. Additionally, as COVID-19 continues to evolve into a worldwide health crisis that could adversely affect the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our users, business partners and services and therefore materially adversely affect our business, financial condition and results of operations.

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

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM in its local branches and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC subsidiary.

In addition, on October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions, which refers to the Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with SAFE or its local branches but to complete foreign debts registration with SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our financing activities to fund the establishment of new entities in China by our VIEs or their respective subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations. Even though SAFE Circular 28 allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Commission, or the NDRC and the State Administration for Industry and Commerce, or the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In February 2021, the SAMR promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms, aiming to improve anti-monopoly administration on online platforms. The Anti-Monopoly Guidelines for Internet Platforms will operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. However, considering the substantial uncertainty over the interpretation and implementation of the Anti-Monopoly Guidelines for Internet Platforms, we may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our past and future acquisitions or investments, including Tencent’s acquisition of CMC in 2016, to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we or our parent could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

As a public company with securities listed on a national exchange, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor, including the audit work performed in preparation for this annual report. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.

The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, on December 2, 2020, U.S. Congress passed S. 945, the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA has been signed by the President into law. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form 20-F and sought public comments in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. As of the date of this annual report, the SEC is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements.

The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its ongoing rulemaking pursuant to the HFCAA. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, financial condition and results of operations.

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of April 2, 2021, we had 1,670,004,560 Class A ordinary shares and 1,715,139,178 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and applicable lock-up restrictions. To the extent ordinary shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the Class A ordinary shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

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

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of April 2, 2021, the holders of our Class B ordinary shares beneficially own 93.9% of the aggregate voting power of our ordinary shares. As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the

ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2020 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. taxpayer. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Launch of QQ Music, Kugou, Kuwo, WeSing and Kuwo Changting

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

•	WeSing: In September 2014, WeSing commenced offering its online karaoke services.

•	Kuwo Changting: In April 2020, Kuwo Changting, our long-form audio app, was launched.

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

Combination of Tencent’s Online Music Business with CMC

Prior to July 2016, Tencent held an approximately 15.8% equity interests in CMC. In July 2016, Tencent acquired control of CMC through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the PRC (which primarily included QQ Music and WeSing) into CMC in consideration of certain number of shares issued by CMC. Upon the completion of such transactions, Tencent owned an approximately 61.6% equity interests in CMC, and CMC became a consolidated subsidiary of Tencent. In December 2016, CMC was renamed “Tencent Music Entertainment Group,” or TME. Ocean Music Hong Kong Limited was renamed “Tencent Music Entertainment Hong Kong Limited,” or TME Hong Kong; and Ocean Interactive (Beijing) Information Technology Co., Ltd. was renamed “Tencent Music (Beijing) Co., Ltd.,” or Beijing Tencent Music.

Initial Public Offering

In December 2018, we completed an initial public offering in which we and certain selling shareholders offered and sold an aggregate of 164,000,000 Class A ordinary shares in the form of ADSs. On December 12, 2018, the ADSs began trading on the New York Stock Exchange under the symbol “TME.” We have used all net proceeds from our IPO in the manners set forth in our IPO prospectus, including content acquisition, strategic investments, and other operating and investment purposes.

Recent Transactions

In September 2020, we completed the public offering of US$800 million aggregate principal amount of senior unsecured notes consisting of US$300 million of 1.375% notes due 2025 and US$500 million of 2.000% notes due 2030. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are listed on the Hong Kong Stock Exchange. We received net proceeds from the offering of approximately US$792.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from such offering for general corporate purposes.

In March 2020, through one of our wholly-owned subsidiaries we joined a consortium led by Tencent to acquire a 10% equity stake in Universal Music Group, or UMG, from its parent company, Vivendi S.A., at an enterprise value of EUR30 billion. We invested a 10% equity interest in the consortium. The foregoing transaction is referred to in this annual report as the Initial UMG Transaction and was closed in March 2020. The consortium also has the option to purchase an additional 10% equity stake in UMG at the same enterprise value as in the Initial UMG Transaction pursuant to the terms of the transaction documents. In December 2020, the consortium in the Initial UMG Transaction exercised its call option to acquire an additional 10% equity interest in UMG from Vivendi S.A. at the same enterprise value of EUR30 billion as in the Initial UMG Transaction. This transaction is referred to in this annual report as the Second UMG Transaction. In January 2021, we completed the Second UMG Transaction.

In January 2021, we entered into a definitive agreement to acquire 100% equity interest of Shenzhen Lanren Online Technology Co, Ltd (“Lazy Audio”), a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition awards to Lazy Audio’s management team. Founded in 2012, Lazy Audio is a comprehensive audio platform providing entertainment in the forms of audiobooks, Chinese comedy, podcasts and other radio shows to customers. It monetizes via different channels, including pay per title, subscription payment for content, and advertising. Lazy Audio has developed into a thriving community with strong user interactions and engagement, providing superior content and services to audio users across China. The then shareholders of Lazy Audio included China Literature Limited, Lazy Audio’s management team and other financial investors. Our acquisition of Lazy Audio was completed in March 2021.

Corporate Information

Our corporate headquarters is located at 17/F, Matsunichi Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. Our telephone number at this address is +86-755-8601-3388. Our registered office in the Cayman Islands is located at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

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

Additionally, we are expanding our long-form audio content offerings to bring a more diverse entertainment experience to our users, making our platform an all-in-one music and audio entertainment destination.

Our Platform

We are the largest online music entertainment platform in China, operating the four out of the top five music mobile apps in terms of mobile MAUs in 2020. We also provide a variety of long-form audio content to meet users’ demand for a diverse online entertainment experience. Our platform comprises online music, online karaoke and music-centric live streaming products as well as long-form audio, all supported by our content offerings, technology and data.

Our platform is an all-in-one music and audio entertainment destination that allows users to seamlessly engage with music and audio content in many ways, including discovering, listening, singing, watching, performing and socializing, as illustrated in the diagram below. On our platform, social interactions such as sharing, liking, commenting, following and virtual gifting, are deeply integrated in our products and highly complementary to the core music and audio experience, thereby enhancing our user experience, engagement and retention. As a result, we have built our platform into not just a content streaming platform, but a broad community for users to discover, listen, sing, watch, perform and socialize.

Note: 1 for the year of 2020; 2 four out of top five music mobile apps in terms of mobile MAUs in 2020.

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

•

Our online karaoke social community, primarily WeSing, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on Weixin/WeChat or QQ. Each day, millions of users come to our platform to share what they have sung and to discover their friends’ performances. They can also sing duets with celebrities or other users, have a karaoke party in our virtual singing rooms, challenge each other in online sing-offs and request songs for artists or other users to sing live. WeSing continued to be the largest online karaoke social community in China in terms of mobile MAUs in 2020 where it allows users to share their singing performances with friends.

•

Our music-centric live streaming services, primarily “Live Streaming” tab on Kugou Music, Kuwo Music, WeSing and QQ Music, Kugou Live and Kuwo Live, provide an interactive online stage for performers and users to showcase their talent and engage with those who are interested in their performance.

We have worked painstakingly to build a vibrant and fast-growing music platform with the following elements:

•

Users. We have a massive user base covering the largest music fan base in China with a full spectrum of user demographics, with 644 million online music mobile MAUs and 240 million social entertainment mobile MAUs in 2020.

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

•

Content. We have China’s largest music content library with over 60 million tracks as of December 31, 2020. We offer music content in recorded and live, audio and video formats of music videos, concerts and music shows, as well as an increasing range of other formats including short videos, variety shows, original soundtracks for games, films and TV shows, podcasts and audiobooks. In addition, hundreds of millions of users have shared their singing, short videos, live streaming of music performances, comments and music-related articles on our platform. Our content library also hosts a wide range of long-form audio content, including audiobooks, podcast and talk shows. As part of our efforts to explore new opportunities to better serve our users, we launched innovative online concert brand TME Live to integrate offline concert with online live-streaming experience. In 2020, we successfully hosted more than 50 online live concerts of different styles and genres, featuring a wide range of famous and influential musicians from both home and abroad.

•

Data and technology. The scale and engagement of our user base generate extensive data which enables us to develop innovative products that best cater to user preferences by utilizing deep learning and data mining and enhance user experience. We have also developed technology that can monitor and protect copyrighted music, which empowers our artists and content partners to promote their music and protect their creative work.

•

Monetization. We have innovative and multi-faceted monetization models that mainly include subscriptions, sales of digital music, virtual gifts, premium memberships and advertising. They are seamlessly integrated with our products and services in a way that enhances user experience. We also monetize our business through various advertising offerings on our platforms. Our strong monetization capability supports our long-term investments in content, technology and products. It also allows us to attract more content creators and transform China’s music entertainment industry. The number of our online music paying users grew from 33.7 million in 2019 to 49.4 million in 2020, with a paying ratio of 7.7% in 2020. The number of our social entertainment paying users grew from 11.6 million in 2019 to 11.7 million in 2020, with a paying ratio of 4.9% in 2020.

•

Significant synergies with Tencent. We benefit from unique access to Tencent’s massive user base, representing China’s largest online social community. The integration between Tencent’s products and our platform enables us to deliver a superior user experience and increase user engagement. For example, the music module embedded in the QQ mobile app allows QQ users to seamlessly access QQ Music. WeSing users can enjoy the recorded performances of their QQ friends and interact with them on our platform. We also benefit from the opportunities to collaborate with other platforms in Tencent’s content ecosystem. In 2020, Kugou reached a strategic cooperation agreement with Tencent Games to obtain the right to live broadcast the full range of its games. The cooperation helped us attract thousands of gaming live streaming performers. In addition, we also collaborated with Tencent Games and Tencent Penguin Pictures in the production of the original soundtracks for popular online games, internet drama series and animations. For example, in 2020, we produced original sound tracks for the animation the Land Warriors, which is one of the most popular animation in China. We have achieved growth and profitability at scale. From 2018 to 2020, our revenue increased from RMB18,985 million to RMB25,434 million, and further to RMB29,153 million (US$4,468 million). In 2018, 2019 and 2020, we reported profit for the year of RMB1,832 million, RMB3,977 million and RMB4,176 million (US$640 million), respectively, and recorded adjusted profit for the year of RMB4,174 million, RMB4,903 million and RMB4,971 million (US$762 million), respectively. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Non-IFRS Financial Measure.”

Our Brands and Products

We have four major product brands—QQ Music, Kugou, Kuwo and WeSing—through which we provide online music and music-centric social entertainment services to address the diverse music entertainment needs of music audiences in China. In April 2020, we also launched Kuwo Changting, our long-form audio app, to enrich our long-form audio offerings.

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

Kugou

Pioneer and leader in online music entertainment industry with nationwide popularity and the broadest user base in China, recognized as a preferred destination for users to discover music content trending on the internet via:

•  Kugou Music, leading online music services offering a comprehensive set of entertainment features, with a mass market focus and strong user penetration in lower-tier cities in addition to top-tier cities

•  Kugou Live, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

Kuwo

Comprehensive online music entertainment services with a large user base in Northern China:

•  Kuwo Music, online music services with a focus on selected genres and segments, such as DJ mixes and children’s songs, to cater to users’ diverse tastes

•  Kuwo Live, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

WeSing	Largest online karaoke social community by mobile MAUs with nationwide popularity, offering unique social networking features that enable users to express themselves by sharing their singing performances and interacting with friends, singers and other users with similar interests in various online social settings

Kuwo Changting	A growing long-form audio platform where users can enjoy a variety of audio content, including audio books, cross-talks, radio dramas and other entertainment

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

•	Music charts. Leveraging our leading position in the industry, we have compiled a variety of music charts across different genres and languages that are widely recognized by fans, artists and labels.

•

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

•

Official music accounts. Users can subscribe to their favorite official music accounts operated by both established and aspiring artists, columnists and other music industry key opinion leaders. Through their official music accounts, owners can upload and share songs, videos, literature, photos and other music-related content.

•

Original music. We offer a full suite of services to nurture and promote up-and-coming, aspiring artists. We offer “Tencent Musician Platform,” previously known as “Tencent Musician Program,” an open platform for artists to upload and manage their soundtracks, with user data analysis and actionable intelligence on music trends. See “—Our Content—Our Content Strategies—Cultivating Aspiring Artists” for more information.

•

Social experience. Our platform delivers a superior and uniquely social music experience. Users can share their songs or playlists via Weixin/WeChat or QQ and other major social platforms. While listening to a song, users can interact with others listening to the same song by posting and exchanging comments. They can also create their own lyrics posters and share them with friends. Additionally, we provide users with various exciting ways to interact with their favorite artists, particularly in connection with releases of their digital singles and albums. We also built up Putong Community, the innovative feature we introduced in QQ Music Version 10.0 in July 2020, enabling music fans with common interests to socialize, interact and support their favorite artists. These all enable users to stay connected with their friends through music, to discover music that is trending around them and to share music with those they care about. This in turn allows us to gain more data insight to improve music discovery and recommendations for our users.

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

We deliver online karaoke services primarily through WeSing, China’s largest online karaoke social community in terms of mobile MAUs in 2020, as well as the “Sing” functions on Kugou Music and Kuwo Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular.

We currently require users to register with and access services and functions on WeSing using their Weixin/WeChat or QQ accounts, as WeSing is primarily used by users to socialize with their friends on Weixin/WeChat or QQ through music. Such linkage between WeSing and Weixin/WeChat or QQ has in turn also enriched Tencent’s content ecosystem by providing Weixin/WeChat or QQ users with convenient access to our content. In 2019, we introduced the WeSing lite app with streamlined functionality designed to attract users in China’s lower tier cities who have phones with lower storage capacity or slower internet connections, as well as first-time users who may appreciate a simpler interface.

Users can sing along from our vast library of karaoke songs and share their performances, either in audio or video formats, with friends, mostly with users already connected on Weixin/WeChat or QQ. Karaoke songs recorded by users significantly augment our user-generated music content library.

As a music-centric, audio and visual empowered, social and interactive platform that aims to provide the best online karaoke experience in a fun and engaging way, WeSing has functions and features designed to drive user engagement, social interaction and entertainment, including:

•

Singing features. Users can record their karaoke songs in audio and video formats. They can not only sing along, but also sing duets with celebrities or other users and then make a complete song to share with their friends. Users also receive a system-generated assessment of their performance which helps them continue improving their singing. In addition, users may edit recordings of karaoke songs with a large selection of special audio and visual effects, or record songs at offline mini-KTV booths and share their performances online. To make the singing functions more accessible to mass users and improve recording performance and online singing experience, we have continuously upgraded the audio and video recording tools, including multi-genre remix, auto-tune and quick sing, making it more simple and fun for users to create and publish recordings.

•

Virtual karaoke rooms. Users can create virtual karaoke rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts, rating each other’s performance and holding sing-offs for most likes and gifts. We launched Friend Karaoke Room in September 2020. Enabling families and friends to sing, chat, play and socialize, it has brought the offline karaoke experience online for our users to enjoy real-time interactions and facilitates tighter social connections.

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

•

Value-added services. While users may access our basic karaoke functions free of charge, they can also purchase virtual gifts to send to their favorite singers and subscribe for premium memberships that come with value-added functions, such as higher soundtrack resolution, additional app themes and access to singing tutorial programs.

•

Multi-media content enrichment. In September 2020, we modified the UI design on the recommendation page with full-screen videos to make content browsing more immersive and engaging. We also enhanced the content recommendation algorithm for greater content exposure and interaction experience. In turn, such technology improvements have incentivized users to publish more contents, generating a virtuous cycle for users to create, publish and share contents on the platform.

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

We offer live streaming of music performances primarily through the “Live Streaming” tab on QQ Music, Kugou Music, Kuwo Music and WeSing, as well as through Kugou Live and Kuwo Live. Professional artists and other performers alike can stream their singing and other performance to a vast online audience, fostering a vibrant online social music entertainment community.

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

•

Social functions. Our social functions make everyone a part of the show. Performers and users interact in various formats, such as voice and text chatting, video chatting, rating a performer’s performance and sending virtual gifts. We also rank popularity of performers by value of virtual gifts. This validates and rewards good performances and lets the user base know what others enjoy, driving user engagement and loyalty. At any time during a live streaming session, users may choose to follow a performer to receive notifications of future performances.

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

For those live streaming performers who become popular, we can assist them to release new singles and albums, enriching our comprehensive music content offerings and attracting more traffic to both of our music and live streaming services, thus creating a strong network effect that drives user engagement and loyalty on our platform.

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

Our Growing Long-form Audio Offering

We have built large, diverse long-form audio content offerings covering a broad range of selected genres and segments such as audiobooks, podcasts, cross talks and talk shows. We successfully launched Kuwo Changting, our dedicated long-form audio mobile app, and have been quickly rolling out audio channels and content offerings within QQ Music and Kugou Music. As part of our long-form audio content strategy, in March 2021, we completed the acquisition of 100% equity interest of Lazy Audio, a well-established audio platform in China. We expect the acquisition of Lazy Audio to further enable us to expand our audio content library. We also aim to leverage Lazy Audio’s strong catalog and recording capacity to produce more audiobooks and deliver enhanced audio entertainment experience to our users.

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

In order to provide users a consistent and cohesive listening experience, we started to forge Internet of Things (IoT) partnerships with leading manufacturers of cars, smart speakers and smart watches in 2019, which will provide further channels for user acquisition. In 2020, we further expanded our coverage of a broader set of music usage scenarios, integrating with smart speakers, in-car audio systems and TV and making inroad in the public performance market. In addition, Kugou Music, by pioneering in embedding MVs in music streaming pages, creates video-based music products, further catering to the needs of users for consuming music videos and bringing in a more immersive audio-visual experience.

Our Content

We are dedicated to building the most comprehensive and up-to-date library covering our users’ favorite music and audio content across both genres and formats.

Our Diverse Music and Long-Form Audio Content Library

We offer a diverse range of professional as well as user-generated recorded and live music content across various formats. This content generally spans five different types:

•	Songs. Largest music library in China, with over 60 million tracks as of December 31, 2020:

•	Features songs performed by both established and aspiring artists in China and around the world.

•	Represents a variety of themes such as latest top hits, all internet hits, time favorites and movie soundtracks.

•	Covers a broad range of music genres, including pop, rock, indie, hip hop, R&B, classical, jazz and electronic music in various languages including Mandarin, Cantonese, English, Korean and Japanese.

•	Categorized by listening habits, settings and moods, such as workout, travel, study and work, relaxation and many more.

•	Adapts to the preferences of younger music users by covering a wide range of genres such as urban, EDM, animation, comic and gaming, as well as Chinese ancient style.

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

Our content library also hosts a wide range of long-form audio content, including audiobooks, podcast and talk shows.

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

Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective ways for music labels and artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us unique opportunities to collaborate on new album releases, music events and other initiatives. We also collaborate with established artists and major music labels to promote and release digital albums for distribution to our massive user base. JJ Lin, a well-known Asian pop star and musician, made three successful digital releases on our platform, including his fourteenth album, “Drifter, Like You,” which topped multiple music charts on the first day of its release on October 20, 2020.

Additionally, we are continually diversifying across content type, genres and format on our platform. We are also seeking to strengthen our alliances to produce and distribute more high-quality original content, including our partnerships within the Tencent ecosystem to develop original music content for games, films and TV shows. In 2020, we also added music copyright for trend-setting variety shows, such as The Chuang 2020, Youth with You 2, and Sisters who Make Waves. In March 2020, we signed a five-year strategic partnership with China Literature, the leading copyright owner of online literature in China, which gives us a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights to or the license to adapt, and the rights to sublicense, as well as the ability to distribute existing audiobooks within China Literature’s portfolio.

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

Additionally, we launched the “Tencent Musician Platform” in 2017, an online service for selected aspiring artists to upload original music content to our platform that can be streamed and downloaded. The number of musicians participating in the Tencent Musician Platform grew over 100% year over year and the number of original songs uploaded reached over 1 million by the end of 2020, doubling the number compared with a year ago. Tencent Musician Platform demonstrates our strong capability in incubating talented musicians and bringing their original works to hundreds of millions of music lovers in China. Our industry influence was strongly amplified when Qi Wang was enlisted by CCTV’s Spring Festival Gala, one of the world’s most-watched TV programs with more than 1 billion viewers for years, performing his signature song “The Shepherd of Koktokay”, which had already gained high popularity on our platform.

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

Furthermore, we added additional video and long-form audio formats to our content offering and continued to launch social media initiatives and additional lite versions of our apps to attract a broader group of users. We also developed innovative ways for users to enjoy personalization by consistently improving our music content tagging process and analyzing our platform’s data repository to better fulfill users’ music tastes and preferences. We believe that all of these initiatives are strategic, long-term investments that will improve our user experience, attract more customers, and increase monetization capabilities going forward.

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

How We Generate Revenues

We generate revenues primarily from online music services and social entertainment services and others.

Online Music Services

Our revenues generated from online music services were RMB5,536 million, RMB7,152 million and RMB9,349 million (US$1,433 million), accounting for 29.2%, 28.1% and 32.1% of our revenues in 2018, 2019 and 2020, respectively.

Paid Music

Currently, we offer users subscription packages across our QQ Music, Kugou Music and Kuwo Music products to access our content. Our basic subscription packages are priced at RMB8 per month for a fixed amount of downloads per month of our music content offerings and access to certain paid-for-streaming content. Users may also subscribe for our premium memberships at a price ranging from RMB15 to RMB18 per month to access a range of additional features and privileges including additional personalized app themes, more audio settings that enhance listening experiences, video downloading, unlimited playlist storage and faster streaming and download speed. We also offer discounts on the subscription packages, as well as certain privileges and benefits that are only available to paying users, to encourage user spending and paying user conversion and retention on our platform.

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

In addition to monthly subscription, we also allow users to stream and/or download singles and albums on a paid on-demand basis. Songs were first released on our platforms (typically on an exclusive basis) are available for streaming and/or downloading within a given “promotion” period after the release only by the users who have purchased those songs, and the songs will be made available under the pay-for-streaming model when the promotion period expires under this model. For example, JJ Lin made three digital releases on our platform, including his fourteenth album, “Drifter, Like You”, which topped multiple music charts on the first day of its release on October 20, 2020.

Advertising

We offer various advertising services across our platform. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps and industry standard banner ads of various sizes and placements on the interfaces of our platform.

Content Sublicensing

We sublicense certain of our licensed content to other online music platforms in accordance with the terms of the relevant license and distribution agreements. To preserve more flexibility to respond to market changes, we sublicense such music content to other online music platforms at a fixed rate typically for a term of one year, renewable by mutual agreement of both parties.

Social Entertainment Services and Others

Our revenues generated from social entertainment services and others were RMB13,449 million, RMB18,282 million and RMB19,804 million (US$3,035 million), accounting for 70.8%, 71.9% and 67.9% of our revenues in 2018, 2019 and 2020, respectively.

Users are attracted to our online karaoke and live streaming platforms primarily by engaging music performances from our online karaoke singers and live streaming performers. We generate revenues from online karaoke and live streaming services primarily from sales of virtual gifts, including consumable, time-based and durable virtual items. Consumable virtual items are mainly used as gifts sent to online karaoke singers and live streaming performers as they perform by the audiences as a way for them to show support and appreciation for the performance. During the live streams, special visual items, such as diamond rings or cars, will be displayed on the screen when these gifts are sent to the singers or performers. Users may also send virtual gifts to online karaoke performers if he or she likes the recordings uploaded by the performers. We also offer users the option to purchase virtual items which provide them with certain privileges or recognized status over a period of time, such as badges displayed for a certain period of time on the users’ profile pages. While purchasing and using these virtual gifts is not a prerequisite for using the features in our products, it provides a way for users to participate in online karaoke and live streaming, which drives user engagement and loyalty. We believe we are still at an early stage of monetization with significant potential for future growth.

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services by selling premium memberships. For online karaoke, they include higher soundtrack resolution and access to video clips of vocal tutorials. For live streaming, these privileges include enhanced status and visibility when users interact with live streaming performers and other users. In addition, selected live streaming performers can produce and sell their own digital albums through our platform if they share a portion of their revenues with us. Revenues generated on our platform are shared with our karaoke singers and live streaming performers or their agents, typically based on a percentage of the revenue generated from the sales of virtual gifts attributable to their performance. Furthermore, similar to the advertisements displayed on our online music apps, we offer various advertising services across our online karaoke platform.

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

•

We have strong partnerships with a wide range of music labels and other copyright owners. As of December 31, 2020, we licensed musical recording rights and/or music publishing rights underlying music content mainly on terms ranging from one to three years from domestic and international music labels, including through master distribution and licensing agreements with leading international and Chinese music labels.

•

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

•

We have arrangements with other online music platforms in China to cross-license our respective licensable or sub-licensable rights in musical works. We believe these arrangements benefit not only particular market players like us, but also the industry at large by increasing cooperation in copyright protection and allowing users to access more songs across different platforms.

•

Individual artists. We also enter into licenses with individual artists or their agencies to bring a broader and more diverse content offering on our platform. See “—Our Content—Our Content Strategies—Cultivating Aspiring Artists” for more information about Tencent Musician Platform, an online service designed to nurture aspiring individual artists.

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

•

MCSC. We had a framework agreement with the MCSC, a music collective copyright organization in China, for an initial term of two years which automatically renews for one year upon the expiration of the initial term. The framework agreement expired on December 31, 2020, and we are negotiating with the MCSC regarding the renewal of the agreement and the related content sourcing arrangement. The primary purpose for us to enter into agreement with the MCSC is to secure the copyright with respect to musical compositions and lyrics underlying our music content that is not covered by our licensing agreements with music labels and music copyright owners. Under such agreement, we were granted the right to distribute through the internet the musical compositions and lyrics managed by the MCSC. The license fee we paid to the MCSC equaled to a specified minimum guaranteed amount plus a percentage of revenues generated from the licensed music content (net of certain costs). In the event of any copyright dispute or claims regarding music content covered by our agreement with the MCSC within the validity period of the framework agreement, the MCSC undertook to negotiate with, or pay compensation to, such third-party right owners.

Copyright Protection

We are committed to copyright protection and we strive to continue playing a leadership role in improving China’s music and audio copyright environment.

We take various measures to ensure content offered on our platform does not infringe upon copyright of third parties. Once it is licensed, we closely monitor copyrighted content on our platform for compliance with the scope of the licenses and therefore to attempt to detect and remediate infringement of third-party copyrights on our platform in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors. For example, we typically require the licensors to represent in the licensing agreement that they have the legitimate right to license the content and require them to indemnify us for losses arising from any claims of infringement or violation of laws and regulations. With respect to user-generated content, we also rely on the safe harbor provision for online storage service providers under PRC copyright laws and regulations, and have adopted measures intended to minimize the likelihood that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights, (ii) restricting users on our blacklists from uploading content, and (iii) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content.

We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other platforms. More specifically:

•

Monitoring. Leveraging our advanced audio fingerprinting technology and massive data base, we are able to continually screen and identify infringing content displayed on third-party platforms in China.

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

Content Monitoring

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. We leverage our technology to implement procedures to monitor and remove inappropriate or illegal content from our platform. Text, images and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. For example, our video recognition technology enables us to effectively monitor live streaming for content violations and copyright protection purposes. We have also developed an effective copyright infringement monitoring system that is able to detect potential copyright infringement by other platforms or our users. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

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

Other Intellectual Property

In addition to copyrights of our content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of December 31, 2020, we have applied for the registration of 3,275 patents, among which 1,547 patents have been registered with the National Intellectual Property Administration and overseas. One of our patents has been recognized with the Nineteenth China Patent Award by the National Intellectual Property Administration. As of the same date, we have applied for 3,793 trademarks, among which 2,502 had been registered with the Trademark Office of the National Intellectual Property Administration and overseas. We had also registered 424 software copyright with the Copyright Protection Center of the PRC. Our “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property in violation of our rights. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect our intellectual property could substantially harm our business, operating results and financial condition.”

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

•

Search and discovery engines. We provide users with a personalized music entertainment experience by leveraging our powerful music search and discovery engines. Our advanced algorithms improve the accuracy and relevance of our search results. In addition, we have developed various user functions including machine-generated playlists and intelligent recommendations of related music content to deliver a highly personalized music discovery experience. We have been continually improving our efficiency in content curation and accuracy of personalized recommendation by utilizing deep learning and data mining, which has resulted in a substantial increase in average daily streams and user engagements for both our online music and social entertainment services. On our music application recommendation pages, we added live streaming feeds, long-form audio and content in other formats, providing more choices to satisfy the entertainment consumption demand of our users. This self-reinforcing and virtual process has led to a sequential increase in the proportion of streaming volume driven by recommendation. In the world-renowned MIREX global song recognition technology competition in 2020, Kugou Music was the winner in the Audio Fingerprinting category, and QQ Music’s predictive model, or PDM, broke multiple world records in the area of Patterns for Prediction.

•

User-experience enhancements. We offer a variety of sounds effects to enhance our users’ listening experience. Our award-winning proprietary audio settings, such as QQ Music Super Sound, Kugou Viper Sound and WeSing Super Voice audio settings, not only bring superior sound quality and a best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sounds effects. In addition, we provide various special visual effects and camera filters to users recording videos on our platform. Our proprietary “pairing” algorithm identifies live streaming performers of similar genres or styles inviting them to form a duet or join a sing-off, which increases user engagement on our platform. Our technology makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo.

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

Competition

We face competition for users and their time and attention from other online music providers in China. We also face competition from online offerings of other forms of content, including long-and short-form videos, karaoke services, live streaming, radio services, literature, and games provided by other online service providers. We compete to attract, engage and retain users based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.”

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Regulations

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

The MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), or the Negative List requires that foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”.

In December 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investors will be negatively recorded in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

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

Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by the MIIT in October 2020, the MIIT will not issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign invested enterprises would need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, each of Guangzhou Kugou and Beijing Kuwo holds a valid ICP License, while Tencent Music Shenzhen intends to apply for the ICP License. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet, music entertainment and long-form audio industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated by SAPPRFT on March 10, 2017, classifies internet audio-video programs into four categories: (I) Category I internet audio-video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio-video program service, including (a) re-broadcasting service of current political news audio-video programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of the audio-video programs uploaded by internet users; and (IV) Category IV internet audio-video program service, including (a) re-broadcasting of the radio or television program channels; and (b) re-broadcasting of internet audio-video program channels.

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

Each of Guangzhou Kugou and Beijing Kuwo holds a valid AVSP. As Guangzhou Kugou’s AVSP does not cover the provisions of certain types of mobile internet audio and video program services, Guangzhou Kugou has submitted an application to update its AVSP to expand the business scope therein. Tencent Music Shenzhen may be required to obtain an AVSP. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet, music entertainment and long-form audio industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

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

Regulations on Production and Operation of Radio and Television Programs

On July 19, 2004, the SAPPRFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020, respectively. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses.

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

On June 4, 2009, the Ministry of Culture and the MOFCOM jointly issued the Circular on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Circular. The Virtual Currency Circular requires businesses that (a) issue online game virtual currency (in the form of prepaid cards or pre-payment or prepaid card points), or (b) offer online game virtual currency trading services, to apply for approval from the Ministry of Culture through its provincial branches. Businesses that issue virtual currency for online games are prohibited from offering services of trading virtual currency, or vice versa. Any company that fails to file the necessary application for approval of the Ministry of Culture will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

Under the Virtual Currency Circular, online games virtual currency trading service provider refers to business that provides platform services related to trading virtual game of online games among game users. The Virtual Currency Circular further requires an online game virtual currency trading service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider. The Virtual Currency Circular regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lotteries and gambling, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency trading services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. On May 14, 2019, the Ministry of Culture and Tourism announced that it would no longer assume the responsibility for overseeing online games industry.

In November 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Network Live-performance Streaming and E-Commerce Streaming, which requires a live-performance streaming platform to adopt and practically implement the real-name registration system for the performers and the viewers who purchase virtual gifts for the performers by taking measures including real-name verification, face recognition and human review. Viewers who fail to pass the real-name registration shall not be allowed to purchase virtual gifts. Live-performance streaming platforms shall block any mechanism that allows minors to purchase any virtual gifts for the performers. A platform shall set limits on the maximum amount for purchasing virtual gifts for each time, each day and each month. In addition, the live-performance streaming platform shall not adopt operation strategies that encourage viewers to purchase virtual gifts irrationally.

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

Regulations on Commercial Performances

The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council and put into effect on November 29, 2020. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. Currently, each of Guangzhou Kugou and Beijing Kuwo holds a valid Commercial Performance License.

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

Regulations on Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of contents, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any material leak to the tele-communications regulatory authority.

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

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits. Furthermore, the Provisions on the Cyber Protection of Children’s Personal Information issued by the Office of the Central Cyberspace Affairs Commission came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Regulations on Infringement upon Intellectual Property Rights via Internet

The PRC Civil Code, which was adopted by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an internet user engages in tortious conduct through internet services, the obligee shall have the right to notify the internet service provider that it should take necessary action such as by deleting content, screening, breaking links, etc. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the internet service provider fails to take necessary action after being notified, it shall be jointly and severally liable with the internet user with regard to the additional injury or damage suffered and (iii) where an internet service provider knows or should have known that an internet user is infringing upon other people’s civil rights and interests through its internet service but fails to take necessary action, it shall be jointly and severally liable with the internet user.

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

The Copyright Law of the PRC, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of producers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law. For a piece of music works, it may involve the copyright of lyricist and of composers, which are collectively referred to as the “music publishing rights” elsewhere in this annual report, and the copyright-related interests of recording producers and of performers, which can be collectively referred to as the “musical recording rights” elsewhere in this annual report.

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

Patent

In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the National People’s Congress adopted the Patent Law of the PRC, which was subsequently amended in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention and a term of ten years with respect to a utility model or design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Names

In China, the administration of PRC internet domain names are mainly regulated by the MIIT, under supervision of the China Internet Network Information Center, or CNNIC. On August 24, 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. On May 28, 2012, the CNNIC issued a circular, which was amended on June 18, 2019, to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which were amended on February 24, 2017 and December 29, 2018; and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was amended on April 23, 2019, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Each of Guangzhou Kugou, Beijing Kuwo and Guangzhou Fanxing Entertainment Information Technology Co., Ltd. has been recognized as a HNTE. Pursuant to the PRC EIT Law, an entity qualified as software enterprise or SE is entitled to an exemption from income taxation for the first two years, counting from the first year the entity makes a profit, and a reduction of half EIT tax rate for the next three years. Each of Yeelion Online, Tencent Music Entertainment Technology (Shenzhen) Co., Ltd., or TME Tech Shenzhen, Yeelion Online Network Technology (Tianjin) Co., Ltd and Guangzhou Shiyinlian Software Technology Co., Ltd has been assessed and qualified as an SE. In 2020, Yeelin Online and TME Tech Shenzhen were further qualified as key software enterprise or KSE and were entitled to a preferential tax rate of 10% for the year ended December 31, 2019.

TME Tech Shenzhen, was established in Qianhai, Bonded Zone of Shenzhen in 2017 and was entitled to a preferential tax rate of 15% as it met the requirements set out by local tax authorities, and accordingly income tax for TME Tech Shenzhen was provided and paid at the preferential tax rate of 15% for the year ended December 31, 2017. However, TME Tech Shenzhen was further assessed and approved by the relevant government authorities as an SE in 2018 and entitled to the relevant tax holiday which became applicable since the year ended December 31, 2017. Refund for the income tax paid for 2017 was received and recognized in 2018. After the tax holiday, TME Tech Shenzhen was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2019 and 2020.

Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates of 5% or 10%.

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

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfers

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and were further amended on May 4, 2015, October 10, 2018 and December 30, 2019, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

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

Loans by Foreign Companies to their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after such foreign debt contract has been entered into. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 and the macro-prudential adjustment parameter shall be 1. Therefore, as of the date hereof, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

In addition to the foregoing, pursuant to SAFE Circular 28, our PRC subsidiaries established in the pilot regions, which refers to Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with SAFE or its local branches but to complete foreign debts registration with SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loan within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

According to the Regulation on the Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. Employer who fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

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

Pursuant to the Measures for Declaration of Concentration of Business Operators and the Measures for Examination and Approval of Concentration of Business Operators promulgated by the MOFCOM in November 2009, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions, and issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks.

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, the Anti-Monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Bureau of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of users’ unnecessary data. In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

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

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and VIEs.

Notes:

(1)

Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (54.87%), an entity controlled by Tencent; (ii) Ms. Meiqi Wang (9.99%), spouse of our former Co-President and director, Mr. Guomin Xie; (iii) Mr. Zhongwei Qiu (9.99%), a nominee shareholder designated by affiliates of PAG Capital Limited, a minority shareholder of our company; (iv) Shenzhen Litong Industry Investment Fund Co., Ltd. (6.77%), an entity controlled by Tencent; (v) Mr. Zhenyu Xie (6.59%), our President, Chief Technology Officer and director; (vi) Mr. Liang Tang (2.73%), our director; (vii) certain individuals and entities, including Zhuhai Hengqin Red Land Red Sea Venture Capital Co., Ltd. (2.94%), Mr. Jianming Dong (1.48%), Ms. Huan Hu (1.18%), Ms. Yaping Gao (1.10%), Hangzhou Yong Xuan Yong Ming Equity Investment Partnership (Limited Partnership) (0.74%) and Mr. Hanjie Xu (0.55%), as nominee shareholders designated by certain minority shareholders of our company; and (viii) Guangzhou Lekong Investment Partnership (Limited Partnership) (1.08%), an employee equity incentive platform of Guangzhou Kugou, with Mr. Zhenyu Xie being its general partner. Guangzhou Kugou operates Kugou Music and Kugou Live.

(2)

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

(3)	Shareholders of Shenzhen Ultimate Music and their respective shareholdings and relationship with our company are as follows: (i) Tencent Music Shenzhen (96.10%), a wholly-owned subsidiary of

Guangzhou Kugou; and (ii) Mr. Xiudong Ma (1.95%) and Mr. Gang Ding (1.95%), both of whom are employees of our company.
(4)

Shareholders of Beijing Gongse and their respective shareholdings and relationship with our company are as follows: (i) Mr. Qihu Yang (20%), our General Counsel; (ii) Mr. Dejun Gu (20%), the head of our human resources department; and (iii) Ms. Xing Chen (20%), Mr. Jie Zhou (20%) and Mr. Yunheng Liang (20%), all of whom are employees of our company.

(5)

Partners of Beijing Shangqin are Beijing Gongse (0.0005%) (the general partner), Mr. Qihu Yang (19.9999%), Mr. Dejun Gu (19.9999%), Ms. Xing Chen (19.9999%), Mr. Jie Zhou (19.9999%) and Mr. Yunheng Liang (19.9999%).

(6)

Partners of Beijing Yuzhong are Beijing Gongse (0.0005%) (the general partner), Mr. Qihu Yang (19.9999%), Mr. Dejun Gu (19.9999%), Ms. Xing Chen (19.9999%), Mr. Jie Zhou (19.9999%) and Mr. Yunheng Liang (19.9999%).

(7)	Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(8)	Tencent Music Shenzhen operates QQ Music and WeSing.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Currently, substantially all of our users and business operations are located in the PRC and we do not have plans for any significant overseas expansion, as our primary focus is the PRC online music entertainment market, which we believe possesses tremendous growth potential and attractive monetization opportunities.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information of the Company—B. Business Overview—Regulation—Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version).” We are a company incorporated in the Cayman Islands. Our PRC subsidiaries, including Beijing Tencent Music, Yeelion Online and Shenzhen Ultimate Xiangyue, among others, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through our VIEs, including Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music, Beijing Gongse Enterprise Management Co., Ltd. (“Beijing Gongse”), Beijing Shangqin Culture Management Partnership (Limited Partnership) (“Beijing Shangqin”), Beijing Yuzhong Entertainment Culture Partnership (Limited Partnership) (“Beijing Yuzhong”), Beijing Zhizheng Music Culture Co., Ltd. (“Beijing Zhizheng”) and its wholly owned subsidiaries, among others, and their respective subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

The partners of Beijing Shangqin entered into a Share of Property Pledge Agreement with Beijing Tencent Music and Beijing Shangqin, pursuant to which the partners of Beijing Shangqin pledged all of their share of property held in Beijing Shangqin to Beijing Tencent Music. Similarly, the partners of Beijing Yuzhong entered into a Share of Property Pledge Agreement with Beijing Tencent Music and Beijing Yuzhong, pursuant to which the partners of Beijing Yuzhong pledged all of their share of property held in Beijing Yuzhong to Beijing Tencent Music.

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

Under (i) the exclusive technical service agreements between Shenzhen Ultimate Music and our respective applicable subsidiary; and (ii) the exclusive business cooperation agreement between Niannian Youyu Culture Media (Wuhan) Co., Ltd. (“Niannian Youyu”), Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng or Xizang Qiming and our respective and our applicable subsidiary, there is no specific number or percentage of service fees that our subsidiary is entitled to charge for the services provided to each such VIE. Instead, the services fee can be agreed by Shenzhen Ultimate Music, Niannian Youyu, Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, Xizang Qiming and our respective applicable subsidiary by taking into account the complexity of services provided, the time consumed and seniority of staff involved and other factors.

Loan Agreement

Pursuant to the loan agreement dated July 12, 2016 by and among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi, Yeelion Online provided loans to Mr. Xie and Mr. Shi solely for the purpose of acquiring equity interests of Beijing Kuwo. Yeelion Online has the sole discretion to determine the method of repayment, including requiring Mr. Xie and Mr. Shi to transfer their equity interests in Beijing Kuwo to Yeelion Online or its designated person. There is no such loan agreement between Shenzhen Ultimate Xiangyue and their respective shareholders.

Debt Assignment and Offset Agreement

Pursuant to the debt assignment and offset agreement dated August 28, 2019 by and among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online, Mr. Guomin Xie (as the assignor) transferred, and Ms. Meiqi Wang (as the assignee) agreed to undertake, the Assignor’s obligations to repay the loan (and its interest) under the Loan Agreement. As consideration for the Assignee to undertake the Assignor’s obligations to repay the loan (and its interest) under the Loan Agreement, the transfer consideration equal to the amount of outstanding loan under the Loan Agreement in the share transfer agreement with respect to equity interest of Beijing Kuwo between the Assignor and the Assignee shall be regarded as has been paid by the Assignee to the Assignor. There is no such debt assignment and offset agreement between Shenzhen Ultimate Xiangyue, Niannian Youyu, Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng or Beijing Zhizheng’s subsidiaries and their respective shareholders.

Voting Trust Agreement or Power of Attorney

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

Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing, Guangzhou and some other cities in China with an aggregate of approximately 82,109 square meters, 26,019 square meters of which are currently under renovation to serve our future needs and some of the office lease contracts will cease once the renovation is completed. These facilities are currently accommodating our management headquarters, most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN).

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

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors affecting China’s online music entertainment industry, which include:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	our ability to retain, grow and engage our user base and expand our content and experience offering;

•	expected changes in our revenues, content-related costs and operating margins;

•	our ability to retain key personnel and attract new talent;

•	competition in China’s online music entertainment industry;

•	general economic, political, demographic and business conditions in China and globally;

•	the regulatory environment in which we operate; and

•	changes in global economy including any adverse impacts of the COVID-19 outbreak.

Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to maintain and grow our user base and further increase their engagement level

We generate revenues primarily through the sales of memberships and virtual gifts. Therefore, our ability to generate revenues is affected by the number of our users and the levels of their engagement. Our ability to continue to grow our user base and increase user engagement is driven by various factors, including our ability to increase the breadth and attractiveness of our content offerings; provide personalized content recommendations; deliver differentiated user experiences; encourage users to use multiple services across our platform; improve the social interaction features of our platform; and enhance our brand reputation.

The following table sets forth details of our mobile MAUs for the years indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user during any given period.

	For the Year Ended December 31,
	2018	2019	2020
	(in millions)
Online music mobile MAUs	642	653	644
Social entertainment mobile MAUs(1)	226	240	240

Note:

(1)	Adjusted for including mobile MAUs associated with Kugou Changchang and QQ Music’s Live Streaming services.

We adopt a holistic approach to operating our online music services and social entertainment services to foster synergies between them. We leverage our strong product functions and content recommendation and technology capabilities to further enhance product integration between these two services. For example, users can directly access the singing page of a song on our social entertainment apps from the listening page of the song on our online music apps. We also provide real-time recommendations of live streaming content based on what music our users are listening to on our online music apps. With our extensive music content library and comprehensive suite of services offerings, we expect our user engagement on our platform to continue to increase over time. Despite a slight decrease in online music mobile MAUs from 2019 to 2020 partially due to churns of casual users, our core music users on each platform are more engaged as a result of our concerted efforts in product upgrade to be more social, personalized and visually appealing. Additionally, as we continue to maintain our large online music mobile MAUs, we will keep focusing on driving the paying ratios and monetization efficiencies of our online music services.

Certain factors may cause the actual results to be materially different from our expectations. See “Item 3. Key Information—3.D. Risk Factors—If we fail to anticipate user preferences to provide online music and/or long-form audio entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected.”

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

	For the Year Ended December 31,
	2018	2019	2020
Paying users(1) (in millions)
Online music services	24.4	33.7	49.4
Social entertainment services	9.8	11.6	11.7
Paying ratio (1)
Online music services	3.8%	5.2%	7.7%
Social entertainment services	4.3%	4.8%	4.9%
Monthly ARPPU (1) (RMB)
Online music services (2)	8.5	8.8	9.4
Social entertainment services (3)	114.4	131.3	141.1

Notes:

(1)	For definitions, see “Introduction.”
(2)

The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the periods indicated were RMB2,499 million, RMB3,563 million and RMB5,560 million (US$852 million), respectively.

(3)

The revenues used to calculate the monthly ARPPU of social entertainment services include revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Historically, while paying users and paying ratio have generally been increasing for both our online music services and social entertainment services, the smaller number of mobile MAUs and paying users for our social entertainment services have generated the majority of our revenues for two reasons. First, users in China historically had a relatively lower willingness to pay for music as compared with more developed markets, and therefore we, in the past, have mainly focused on providing attractive music content and functionalities for our online music services, with a view towards cultivating users’ habits and willingness to pay in the long term. Second, as compared with online music services where users typically only pay once a month for a subscription package, our social entertainment services provide more opportunities for user interactions and thus lead to more paid consumption scenarios that allow users to pay (e.g., through purchasing and sending virtual gifts) and provided more diversified monetization opportunities through advertising. Nevertheless, we believe that the integration between the online music services and the social entertainment services allows us to further drive user engagement and paying user conversion for both services in the future.

Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models including, for example, the pay-for-streaming model and advertising services, into the overall user experience on our platform. See “Item 4. Information on the Company—4.B. Business Overview—How We Generate Revenue—Online Music Services” for more information of the pay-for-streaming model. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its online music entertainment industry in particular. See “Item 3. Key Information—3.D. Risk Factors—We face risks related to accidents, disasters and public health challenges in China and globally.”

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

Our service costs mainly include content-related cost, which mainly comprise: (i) royalties paid to music labels and other content partners for content used to support both our online music services and social entertainment services; and (ii) revenues shared with performers and/or their talent agencies and other content providers which are primarily associated with our social entertainment services. Service costs have historically accounted for the majority of our cost of revenues as we have made substantial investments in building and enriching our portfolio of licensed content and attracting performers to perform on our platform.

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

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	5,536	29.2	7,152	28.1	9,349	1,433	32.1
Social entertainment services and others	13,449	70.8	18,282	71.9	19,804	3,035	67.9

Total revenues	18,985	100.0	25,434	100.0	29,153	4,468	100.0

Online music services. We generate revenues from our online music services primarily from subscriptions, namely from paid music through sale of subscription packages for a fixed monthly fee. In 2018, 2019 and 2020, revenue from subscriptions was RMB2,499 million, RMB3,563 million and RMB5,560 million (US$852 million), respectively. In addition, we also generate revenues from: (i) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content; (ii) sublicensing music content licensed from content providers to other online music platforms and other third parties; (iii) selling digital music singles and albums to users on our platform; and (iv) providing various other music and long-form audio-related services, such as providing integrated and technology-driven music solutions to smart device and automobile manufacturers.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke, sales of music-related merchandise and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts. Generally, a portion of the revenues is shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a small portion of the revenues from offering display and performance-based advertising solutions on our platform and selling premium memberships to our users.

In addition, we generate a small portion of revenues through the sales of music-related merchandise, including headsets, smart speakers and other hardware products. See “Item 4. Information on the Company—4.B. Business Overview—Other Music Services.”

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	10,323	88.2	14,967	89.3	17,478	2,679	88.0
Other cost of revenues	1,385	11.8	1,794	10.7	2,373	364	12.0
Total cost of revenues	11,708	100.0	16,761	100.0	19,851	3,042	100.0

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

Other cost of revenues includes employee benefits expenses, advertising agency fees and others. Employee benefit expenses consist primarily of the salaries and other benefits paid to our employees supporting the operations of our platform. Advertising agency fees consist primarily of commissions paid to advertising agencies. Others mainly include fees paid to online payment gateways and costs associated with sales of music-related merchandise.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	1,714	43.2	2,041	43.0	2,475	379	44.4
General and administrative expenses(1)	2,258	56.8	2,703	57.0	3,101	475	55.6

Total operating expenses	3,972	100.0	4,744	100.0	5,576	855	100.0

Note:

(1)	Includes R&D expenses of RMB937 million, RMB1,159 million and RMB1,667 million (US$255 million) in 2018, 2019 and 2020, respectively.

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

Other (losses)/gains, net

Our other (losses)/gains primarily include tax rebates, gains and losses from investments and fair value change, and government grants. We recorded other losses of RMB29 million in 2018, other gains of RMB78 million in 2019 and other gains of RMB362 million (US$55 million) in 2020.

Share-based payments in respect of issuance of ordinary shares to music label partners

Share-based payments in respect of issuance of ordinary shares to music label partners represent the excess of the fair value of the ordinary shares we issued to Warner and Sony in October 2018 over the aggregate consideration received by us.

Taxation

We had income tax expense of RMB171 million, RMB563 million and RMB456 million (US$70 million) in 2018, 2019 and 2020 respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. Additionally, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries in Hong Kong, including Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary, are subject to Hong Kong profits tax on their taxable income generated from the operations in Hong Kong at a uniform tax rate of 16.5%. Under the current tax laws of Hong Kong, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. Dividends from Tencent Music Entertainment Hong Kong Limited is not subject to Hong Kong profits tax.

PRC

Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) “Software Enterprise” (“SE”) and “Key Software Enterprise” (“KSE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%, qualified SE is entitled to an exemption from income tax for the first two years, commencing from the end of the first profitable year, and a reduction of half tax rate for the following three years and qualified KSE is eligible for a preferential tax rate of 10%.

Our subsidiaries and consolidated VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC CIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Guangzhou Kugou, Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to preferential tax rate of 15% for the years ended December 31, 2018,2019 and 2020. Yeelion Online and TME Tech Shenzhen were qualified as SE and have entitled to tax holidays starting from the year ended December 31, 2017 (i.e., their first profitable year in 2017). TME Tech Shenzhen and Yeelion Online were further qualified as KSE and have entitled to a preferential tax rate of 10% for the year ended December 31, 2019. For the year ended December 31, 2020, TME Tech Shenzhen and Yeelion Online were entitled to a reduced tax rate of 12.5%. Yeelion Online Network Technology (Tianjin) Co., Ltd. and Guangzhou Shiyinlian Software Technology Co., Ltd. were qualified as SE and have been entitled to tax holidays starting from the years ended December 31, 2019 (i.e., their first profitable year in 2019), respectively.

Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates of 5% or 10%.

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

We also provide our users with services that allow them to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through our platform. Such music singles and albums will be made available to all users to access after the initial launch period which is generally three months. We consider that we provide the early access to the newly launched singles and albums within our platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied over time.

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

2014 Share Incentive Plan

The 2014 Share Incentive Plan was approved by the then board of directors of our company in October 2014 prior to Tencent’s acquisition of CMC. As of April 2, 2021, according to the 2014 Share Incentive Plan, 101,785,456 ordinary shares have been reserved to be issued to qualified employees, directors, non-employee directors and consultants as determined by the board of directors of our company. The options granted pursuant to the 2014 Share Incentive Plan will be exercisable only if the option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

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

Assumptions used in such determination of fair value are presented below.

	Granted in
	2018	2019	2020
Risk free interest rate	2.97%-3.21%	2.08%	0.71%-0.91%
Expected dividend yield	0%	0%	0%
Expected volatility range	50%-60%	40%	40%-42.5%
Exercise multiples	2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

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

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	5,536	29.2	7,152	28.1	9,349	1,433	32.1
Social entertainment services and others	13,449	70.8	18,282	71.9	19,804	3,035	67.9

Total revenues	18,985	100.0	25,434	100.0	29,153	4,468	100.0
Cost of revenues(1)	(11,708)	(61.7)	(16,761)	(65.9)	(19,851)	(3,042)	(68.1)

Gross profit	7,277	38.3	8,673	34.1	9,302	1,426	31.9
Operating expenses
Selling and marketing expenses(1)	(1,714)	(9.0)	(2,041)	(8.0)	(2,475)	(379)	(8.5)
General and administrative expenses(1)	(2,258)	(11.9)	(2,703)	(10.6)	(3,101)	(475)	(10.6)

Total operating expenses	(3,972)	(20.9)	(4,744)	(18.7)	(5,576)	(855)	(19.1)
Interest income	282	1.5	615	2.4	622	95	2.1
Other (losses)/gains, net	(29)	(0.2)	78	0.3	362	55	1.2

Share-based payments in respect of issuance of ordinary shares to music label partners	(1,519)	(8.0)	—	—	—	—	—
Operating profit	2,039	10.7	4,622	18.2	4,710	722	16.2
Share of net (loss)/profit of investments accounted for using equity method	(1)	(0.0)	(18)	(0.1)	19	3	0.1
Finance cost(2)	(35)	(0.2)	(64)	(0.3)	(97)	(15)	(0.3)

Profit before income tax	2,003	10.5	4,540	17.9	4,632	710	15.9
Income tax expense	(171)	(0.9)	(563)	(2.2)	(456)	(70)	(1.6)

Profit for the year	1,832	9.6	3,977	15.6	4,176	640	14.3

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	22	41	41	6
Selling and marketing expenses	13	12	24	4
General and administrative expenses	452	466	504	77

Total	487	519	569	87

(2)	Finance cost mainly comprises of interest on lease liabilities and notes we issued.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 14.6% from RMB25,434 million in 2019 to RMB29,153 million (US$4,468 million) in 2020.

Online music services

Our revenues generated from online music services increased by 30.7% from RMB7,152 million in 2019 to RMB9,349 million (US$1,433 million) in 2020, mainly driven by strong growth in music subscription revenues and advertising revenues, supplemented by growth in sales of digital albums, despite a decrease in sublicensing revenues.

Our revenues generated from music subscriptions increased by 56.0% from RMB3,563 million in 2019 to RMB5,560 million (US$852 million) in 2020, which was mainly attributable to the increase in the number of paying users and the monthly ARPPU as a result of continuous user retention improvements and effective execution of our paywall strategy.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased by 8.3% from RMB18,282 million in 2019 to RMB19,804 million (US$3,035 million) in 2020, primarily driven by the revenue growth in online karaoke service, supplemented by growth in live streaming services. Our revenues generated from advertising services offered on social entertainment platform grew significantly as we continue to develop advertising business and improve monetization of the platform, which also resulted in a higher ARPPU in 2020.

Cost of revenues

Our cost of revenues increased by 18.4% from RMB16,761 million in 2019 to RMB19,851 million (US$3,042 million) in 2020, primarily driven by increases in service costs by 16.8% from RMB14,967 million in 2019 to RMB17,478 million (US$2,679 million) in 2020. The increase in service costs was primarily due to higher revenue sharing fees to strengthen our platforms’ competitiveness, as well as increased content costs related to new and existing products such as long-form audio, TME Live, and variety shows.

Other cost of revenues increased by 32.3% from RMB1,794 million in 2019 to RMB2,373 million (US$364 million) in 2020, which was primarily attributable to higher agency fees and payment channel fees.

Gross profit

As a result of the foregoing, our gross profit increased by 7.3% from RMB8,673 million in 2019 to RMB9,302 million (US$1,426 million) in 2020. Our gross margin decreased from 34.1% in 2019 to 31.9% in 2020. The decrease in gross margin was mainly attributable to higher revenue sharing fees, which resulted from increase in revenue sharing ratio to online karaoke performers and additional incentives offered to live streaming performers, as well as the impact from increased investment in new products and content offerings.

Operating expenses

Our operating expenses increased by 17.5% from RMB4,744 million in 2019 to RMB5,576 million (US$855 million) in 2020.

Selling and marketing expenses

Our selling and marketing expenses increased by 21.3% from RMB2,041 million in 2019 to RMB2,475 million (US$379 million) in 2020, which was primarily due to increased spending to promote existing products and brands to strengthen our products’ competitiveness and to promote our new product and content offerings such as long-form audio, Kugou Changchang and TME Live. Such new offerings were still ramping up in terms of revenue generation as we incurred material initial investments in promoting such offerings to drive our future growth.

General and administrative expenses

Our general and administrative expenses increased by 14.7% from RMB2,703 million in 2019 to RMB3,101 million (US$475 million) in 2020 primarily due to our increased investment in research and development in existing and new products to expand our competitive advantages in product and technology innovations.

Interest income

Our interest income was RMB622 million (US$95 million) in 2020, as compared to RMB615 million in 2019. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits, partially offset by the decrease in domestic and abroad interest rate.

Other (losses)/gains, net

Our other gains, net, were RMB362 million (US$55 million) in 2020, as compared to other gains, net, of RMB78 million in 2019. The increase was mainly attributable to tax rebate received during the year and investment gains as a result of fair value changes.

Operating Profits

As a result of the foregoing, our operating profit for the period increased by 1.9% to RMB4,710 million (US$722 million) in 2020 from RMB4,622 million in 2019. Operating margin decreased to 16.2% in 2020 from 18.2% in 2019. The decreased was mainly due to the decrease in gross margin.

Finance cost

Our finance cost was RMB97 million (US$15 million) in 2020, as compared to RMB64 million in 2019. The increase was primarily due to interest expenses related to the notes issued in September 2020.

Income tax expense

We had an income tax expense of RMB456 million (US$70 million) and RMB563 million in 2020 and 2019, respectively. Our effective tax rate was 9.8% in 2020, as compared to 12.4% in 2019. The decrease of the effective tax rate was mainly because some of our entities became qualified for certain tax benefits in 2020.

Profit for the period

As a result of the foregoing, our profit for the period increased from RMB3,977 million in 2019 to RMB4,176 million (US$640 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 34.0% from RMB18,985 million in 2018 to RMB25,434 million in 2019.

Online music services

Our revenues generated from online music services increased by 29.2% from RMB5,536 million in 2018 to RMB7,152 million in 2019, mainly driven by the increases in the revenues from music subscriptions and sales of digital music albums, partially offset by a decrease in sublicensing revenues from other online music platforms.

Our revenues generated from music subscriptions increased by 42.6% from RMB2,499 million in 2018 to RMB3,563 million in 2019, which was mainly attributable to an increase of 38.1% in the number of paying users from 24.4 million in 2018 to 33.7 million in 2019 and an increase of 3.5% in the monthly ARPPU from RMB8.5 in 2018 to RMB8.8 in 2019. From 2018 to 2019, the mobile MAUs of our online music services grew from approximately 642 million to 653 million. The paying ratio for our online music services grew from 3.8% in 2018 to 5.2% in 2019 as we continued to cultivate our users’ willingness to pay for premium music content with improved paying user retention, as well as due to the early success of our pay-for-streaming initiative.

The increased revenues from sales of digital music albums was mainly due to new and hit releases from top artists and top TV shows in 2019, as we intensified our effort to build our platform into a go-to destination for top artists to release their digital albums, as well as for fans to interact and support their idols.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased by 35.9% from RMB13,449 million in 2018 to RMB18,282 million in 2019, mainly driven by the increases in the revenues generated from our live streaming services and online karaoke services.

The increase in the revenues generated from live streaming and online karaoke services was mainly driven by the increases in the number of paying users and average revenue per paying user, reflecting increased user engagement as we enhanced the quality of the content and social functions offered.

From 2018 to 2019, the mobile MAUs of our social entertainment services increased from approximately 226 million to 240 million, and the number of paying users of our social entertainment services grew from approximately 9.8 million to 11.6 million.

Cost of revenues

Our cost of revenues increased by 43.2% from RMB11,708 million in 2018 to RMB16,761 million in 2019, primarily driven by increases in service costs by 45.0% from RMB10,323 million in 2018 to RMB14,967 million in 2019. The increase in service costs was primarily due to the increase in content costs and revenue sharing fees. The increase in content costs was mainly attributable to increased market price of music content and increased amount of music content licensed from music labels and other content partners. We also increased our in-house content productions in 2019. The increase in revenue sharing fees reflected the increased sales of virtual gifts driven by the growth in our online karaoke and live streaming services. In addition, we introduced more professionally generated content to our social entertainment platform through talent agencies and shared a portion of our revenues with these agencies.

Other cost of revenues increased by 29.5% from RMB1,385 million in 2018 to RMB 1,794 million in 2019. Such increase was primarily attributable to higher payment channel fees and higher personnel costs.

Gross profit

As a result of the foregoing, our gross profit increased by 19.2% from RMB7,277 million in 2018 to RMB8,673 million in 2019. Our gross margin decreased from 38.3% in 2018 to 34.1% in 2019.

Operating expenses

Our operating expenses increased by 19.4% from RMB3,972 million in 2018 to RMB4,744 million in 2019.

Selling and marketing expenses

Our selling and marketing expenses increased by 19.1% from RMB1,714 million in 2018 to RMB2,041 million in 2019, which was primarily due to increased spending to promote the Company’s brands, products, and content offering.

General and administrative expenses

Our general and administrative expenses increased by 19.7% from RMB2,258 million in 2018 to RMB2,703 million in 2019 primarily due to the increase in personnel-related costs, primarily as we continued to expand our R&D teams to support our products and technology efforts.

Interest income

Our interest income was RMB615 million in 2019, as compared to RMB282 million in 2018. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits throughout 2019.

Other (losses)/gains, net

Our other gains, net, were RMB78 million in 2019, as compared to other losses, net of RMB29 million in 2018. The increase was mainly attributable to government grant and tax rebate received during the year, and partly offset by the impairment loss of an associate.

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

Operating Profits

As a result of the foregoing, our operating profit for the period increased by 126.7% to RMB4,622 million in 2019, from RMB2,039 million in 2018. Operating margin increased to 18.2% for the year of 2019 from 10.7% in 2018 mostly due to a one-off share-based accounting charge of 1,519 million recorded in the fourth quarter of 2018 and the improvement of operating leverage.

Income tax expense

We had an income tax expense of RMB171 million in 2018 and RMB563 million in 2019. Our income tax expense in 2018 and 2019 resulted from the net profit position of certain operating entities in the PRC. Our effective tax rate was 12.4% in 2019, as opposed to 8.5% in 2018. The increase in our effective tax rate was mainly due to the change in the preferential tax rates of certain subsidiaries.

Profit for the period

As a result of the foregoing, our profit for the period increased from RMB1,832 million in 2018 to RMB3,977 million in 2019.

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

Adjusted profit for the year represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation, share-based payments in respect of the issuance of ordinary shares to music label partners, (gains)/losses from investments, fair value change on puttable shares, and income tax effects. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the years indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	1,832	3,977	4,176	640
Adjustments:
Amortization of intangible and other assets arising from acquisitions(1)	306	362	392	60
Share-based compensation	487	519	570	87
Share-based payments in respect of issuance of ordinary shares to music label partners(2)	1,519	—	—	—
Losses/(gains) from investments(3)	52	79	(101)	(15)
Fair value change on puttable shares(4)	35	37	37	6
Income tax effects(5)	(57)	(71)	(103)	(16)

Adjusted profit for the year (Non-IFRS financial measure)	4,174	4,903	4,971	762

Attributable to
Non-IFRS equity holders of the Company	4,175	4,908	4,950	759
Non-controlling interests	(1)	(5)	21	3
Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure)
Basic	1.36	1.50	1.49	0.23
Diluted	1.32	1.47	1.47	0.23
Shares used in earnings per Class A and Class B ordinary share computation
Basic	3,076,314,670	3,272,754,403	3,313,527,847	3,313,527,847
Diluted	3,159,220,888	3,347,572,338	3,360,460,759	3,360,460,759
Earnings per ADS (Non-IFRS financial measure)(6)
Basic	2.71	3.00	2.99	0.46
Diluted	2.64	2.93	2.95	0.45
ADS used in earnings per ADS computation
Basic	1,538,157,335	1,636,377,201	1,656,763,924	1,656,763,924
Diluted	1,579,610,444	1,673,786,169	1,680,230,380	1,680,230,380

Notes:

(1)	Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions.
(2)	Represents the excess of the then fair value of the ordinary shares we issued to Warner Music Group and Sony Music Entertainment over the aggregate consideration we received in October 2018.
(3)

Including the net losses/(gains) on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

(4)	Represents the fair value changes on the put liability of certain shares issued in 2018.
(5)	Represents the income tax effects of non-IFRS adjustments.
(6)	Each ADS represents two of our Class A ordinary shares.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2.2 to the consolidated financial statements of Tencent Music Entertainment Group included elsewhere in this annual report.

5.B.	Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities, contributions from shareholders and funds raised from financing activities. As of December 31, 2020, we had RMB11,128 million (US$1,705 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to $400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019 (the “2019 Share Repurchase Program”). On March 28, 2021, we announced another share repurchase program under which we may repurchase up to $1 billion of our Class A ordinary shares in the form of ADSs pursuant to the relevant SEC rules during a twelve-month period commencing on March 29, 2021 (the “2021 Share Repurchase Program”). We currently plan to fund repurchases from our existing cash balance. Up to the date of this annual report, we have repurchased ADSs from the open market for an aggregate amount of approximately US$19 million in cash pursuant to the 2019 Share Repurchase Program, and approximately US$50 million in cash pursuant to the 2021 Share Repurchase Program.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds from our offering of US$300,000,000, 1.375% notes due 2025 and US$500,000,000, 2.000% notes due 2030 in September 2020. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. See “Item. 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item. 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” and “Item. 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	5,632	6,200	4,885	749
Net cash used in investing activities	(1,190)	(8,102)	(14,206)	(2,177)
Net cash generated from/(used in) financing activities	7,741	(31)	5,292	811

Net increase/(decrease) in cash and cash equivalents	12,183	(1,933)	(4,029)	(617)

Cash and cash equivalents at beginning of the year	5,174	17,356	15,426	2,364
Exchange differences on cash and cash equivalents	(1)	3	(269)	(41)

Cash and cash equivalents at end of the year	17,356	15,426	11,128	1,705

Operating activities

Net cash generated from operating activities was RMB4,885 million (US$749 million) in 2020. The difference between our profit before income tax of RMB4,632 million (US$710 million) and the net cash generated from operating activities was mainly due to (i) the increase in accounts payable and other liabilities of RMB902 million (US$138 million); (ii) depreciation and amortization of RMB824 million (US$126 million); and (iii) non-cash share-based compensation expense of RMB569 million (US$87 million); partially offset by (i) the increase in other operating assets of RMB887 million (US$136 million); (ii) the income tax paid of RMB637 million (US$98 million) and (iii) the increase in accounts receivable of RMB520 million (US$80 million).

Net cash generated from operating activities was RMB6,200 million in 2019. The difference between our profit before income tax of RMB4,540 million and the net cash generated from operating activities was mainly due to (i) the increase in other operating liabilities of RMB1,164 million largely due to our overall business growth; (ii) the increase in accounts payable of RMB717 million; and (iii) depreciation and amortization of

RMB583 million, partially offset by (i) the increase in accounts receivables of RMB733 million; and (ii) interest income of RMB615 million.

Net cash generated from operating activities was RMB5,632 million in 2018. The difference between our profit before income tax of RMB2,003 million and the net cash provided by operating activities was mainly due to (i) non-cash share based payment expense in respect of issuance of ordinary shares to music label partners of RMB1,519 million and share-based compensation expense of RMB487 million; (ii) the increase in operating liabilities of RMB2,361 million largely due to our overall business growth; and (iii) depreciation and amortization of RMB369 million, partially offset by (i) the increase in operating assets of RMB975 million, which was mainly driven by our overall business growth; and (ii) income taxes paid in an amount of RMB221 million.

Investing activities

Net cash used in investing activities was RMB14,206 million (US$2,177 million) in 2020, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB30,643 million (US$4,696 million); (ii) payments for investment in UMG and other equity investments of RMB2,002 million (US$307 million), (iii) purchase of financial assets of RMB919 million (US$141 million), (iv) payment for business combination of RMB540 million (US$83 million), (v) purchase of intangible assets of RMB393 million (US$60 million); and (iii) our purchases of property, plant and equipment of RMB108 million (US$17 million), partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB20,332 million (US$3,116 million).

Net cash used in investing activities was RMB8,102 million in 2019, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB12,050 million; (ii) purchase of intangible assets of RMB191 million; and (iii) our purchases of property, plant and equipment of RMB95 million, partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB4,550 million.

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

Financing activities

Net cash generated from financing activities in 2020 was RMB5,292 million (US$811 million), which was mainly due to (i) proceeds received from the notes offering of RMB5,400 million (US$828 million), and (ii) proceeds from exercise of share options of RMB163 million (US$25 million), partially offset by the (i) payment for repurchase of ordinary shares of RMB134 million (US$21 million); (ii) payment for lease liabilities of RMB84 million (US$13 million); and (iii) share withheld for share award schemes of RMB46 million (US$7 million).

Net cash used in financing activities in 2019 was RMB31 million, which was mainly due to (i) payment for acquisition of non-controlling interests in non-wholly-owned subsidiaries of RMB79 million; (ii) payment for lease liabilities of RMB63 million; and (iii) share withheld for share award schemes of RMB31 million, partially offset by the proceeds from exercise of share options of RMB127 million.

Net cash generated from financing activities in 2018 was RMB7,741 million, which was mainly the proceeds we received from the issuance of ordinary shares, including our initial public offering, of RMB7,319 million and puttable shares of RMB422 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB144 million, RMB286 million and RMB501 million (US$77 million), in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offering of US$300,000,000, 1.375% notes due 2025 and US$500,000,000, 2.000% notes due 2030 in September 2020. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by our consolidated VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” In 2018, 2019 and 2020, the amount of such services fees and royalty payments paid to our PRC subsidiaries from our VIEs was RMB7,377.0 million, RMB9,142 million and RMB11,829 million (US$1,813 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

The table below sets forth the respective revenues contribution and assets of Tencent Music Entertainment Group and its wholly-owned subsidiaries and consolidated VIEs as of the dates and for the periods indicated:

	Total Revenues (1)			Total Assets
	For the Year Ended December 31, 2018	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
Tencent Music Entertainment Group	—	—	—	53.6%	48.6%	40.9%
Wholly-owned subsidiaries outside the PRC	—	—	—	10.3%	10.4%	17.6%
Wholly-owned subsidiaries in the PRC	0.1%	0.2%	0.2%	6.7%	12.3%	15.0%
Consolidated VIEs	99.9%	99.8%	99.8%	29.4%	28.7%	26.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Percentages exclude inter-company transactions between Tencent Music Entertainment Group and its wholly-owned subsidiaries and the consolidated VIEs.

In 2020, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through our consolidated VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

5.C. Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility.

Our R&D expenses were RMB937 million, RMB1,159 million, RMB1,667 million (US$255 million) in 2018, 2019 and 2020, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We did not have any off-balance sheet arrangements as of December 31, 2020.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2020.

	Payment due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Operating commitments(1)	485	74	462	71	23	4	—	—	—	—
Content royalties(2)	4,627	709	3,356	514	1,237	190	34	5	—	—
Investment commitments(3)	1,700	261	1,700	261	—	—	—	—	—	—

Notes:

(1)	Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to rental of bandwidth.
(2)	Represents the minimum royalty payments associated with license agreements to which we are subject.
(3)	Represents commitments to acquire the equity interests in certain entities.

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Specific Factors Affecting our Results of Operations—Our ability to enhance returns on our spending on content” for a discussion of the future trend of our content royalties.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 2, 2021.

Directors and Executive Officers	Age	Position/Title
Tong Tao Sang	47	Chairman
Cussion Kar Shun Pang	47	Chief Executive Officer, Director
Zhenyu Xie	46	President, Chief Technology Officer, Director
Martin Lau	48	Director
James Gordon Mitchell	47	Director
Brent Richard Irvin	48	Director
Liang Tang	43	Independent Director
Edith Manling Ngan	56	Independent Director
Adrian Yau Kee Mak	60	Independent Director
Min Hu	49	Chief Financial Officer
Cheuk Tung Tony Yip	40	Chief Strategy Officer, Head of Ultimate Music
Linlin Chen	40	Group Vice President, Kugou
Dennis Tak Yeung Hau	45	Group Vice President, QQ Music and WeSing
Lixue Shi	46	Group Vice President, Kuwo
Tsai Chun Pan	46	Group Vice President, Copyright Management

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

Cussion Kar Shun Pang has been our chief executive officer since July 2016 and a member of our board of directors since May 2014 and is responsible for our strategic planning, business development, product strategy and management. Mr. Pang joined Tencent in 2008 and was appointed the company’s Vice President in 2013. He has extensive experience across multiple businesses within Tencent including online games, e-commerce and social networking since 2008. Prior to joining Tencent, Mr. Pang worked for a number of publicly listed companies in telecommunications, internet and media industries, such as PCCW (HKEX: 6832). Since his first Internet project in 1996, Mr. Pang has experienced the various development stages of the Internet industry. Mr. Pang received a bachelor’s degree in mathematics (honors), business administration and information systems from University of Waterloo.

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

Martin Lau has served as a member of our board of directors since July 2016. Mr. Lau joined Tencent in 2005 and currently serves as an executive director and the president of Tencent. Prior to joining Tencent, Mr. Lau worked as an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, Mr. Lau worked at McKinsey & Company, Inc. as a management consultant. On July 28, 2011, Mr. Lau was appointed as a non-executive director of Kingsoft Corporation Limited, an Internet-based software developer, distributor and software service provider listed in Hong Kong. On March 10, 2014, Mr. Lau was appointed as a director of JD.com, Inc., an online direct sales company in China, which has been listed on NASDAQ and the Hong Kong Stock Exchange. On December 29, 2017, Mr. Lau was appointed as a director of Vipshop Holdings Limited, an online discount retailer company listed on the New York Stock Exchange. On September 4, 2018, Mr. Lau was appointed as a non-executive director of Meituan, a Chinese leading e-commerce platform for services which has been listed on the Hong Kong Stock Exchange. Mr. Lau received a bachelor’s degree in Electrical Engineering from University of Michigan, a master’s degree in Electrical Engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

James Gordon Mitchell has served as a member of our board of directors since December 2018. Mr. Mitchell serves as a senior executive vice president and chief strategy officer of Tencent, where he has worked since July 2011. Mr. Mitchell is also the chairman and a non-executive director of the board of China Literature Limited (HKEX: 0772) and serves as a director of several listed companies including Frontier Developments (LSE AIM: FDEV) and NIO Inc. (NYSE: NIO). He also holds directorships in various unlisted companies. Prior to Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He received a bachelor’s degree in history from the University of Oxford.

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

Liang Tang has served as a member of our board of directors since April 2014. Mr. Tang currently serves as president of China Investment Financial Holdings Fund Management Company Limited since 2014, independent non-executive director of CMGE Technology Group Limited (HKEX: 0302) since September 2019, and executive director and chairman of Starlight Culture Entertainment Group Limited (HKEX: 1159) since September 2020. Mr. Tang is also the chairman of China HeFei FoF, the chairman of Zhongde Yangtze Financial Holdings, a founding shareholder of the Hubei Yangtze Industrial Fund, the chairman of China Film CICFH Cinema M&A Fund co-founded with China Film Co. Ltd., the chairman of Asia Culture and Entertainment Group, the director and manager of Zhongke Zhiyun Technology Co., Ltd., the director of CAS Health Industry (Beijing) Co., Ltd., the director of New Journey Hospital Group Ltd. and the director of We Doctor Holdings Limited. Mr. Tang had previously worked as a corporate lawyer at Wilson Sonsini Goodrich & Rosati, headquartered in Silicon Valley. Mr. Tang has established a number of industrial funds, and led investments in internet, entertainment, AI, new energy and environmental protection sectors. Mr. Tang received a bachelor’s degree in law from Peking University, a master’s degree in law from Yale University and Stanford University.

Edith Manling Ngan has served as a member of our board of directors since December 2018. Ms. Ngan currently serves as independent non-executive director of the board and Audit Committee Chair for Blue Moon Group Holdings Limited (HKEX: 06993) since December 2020. She is also the alternate chair of the Pay Trend Survey Committee of the Hong Kong SAR Government Standing Commission on Civil Service Pay and Conditions of Service and sits on various investment committees of government funds. Prior to her retirement in 2017 as regional managing director, East Asia of the Royal Institute of Chartered Surveyors (RICS), a global leading professional body for qualifications and standards in land, property, infrastructure and construction, she was chief executive from 2012 to 2016 of the Hong Kong Securities and Investment Institute, which sets and administers the licensing examinations for the Hong Kong Securities and Futures Commission. Between 1996 and 2010, Ms. Ngan had worked for ABN AMRO Fund Services (Asia) Ltd, Principal International (Asia) Ltd. and Invesco Asia Limited in regional management roles before she moved to non-profits and served as an executive director of Asia Society Hong Kong Center. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

Adrian Yau Kee Mak has served as a member of our board of directors since October 2020. Mr. Mak joined Television Broadcasts Limited (HKEX: 00511) in 2004 where he currently serves as the Chief Financial Officer, the company secretary and a member of its Investment Committee. Prior to that, Mr. Mak was the Chief Financial Officer of Global Digital Creations Holdings Limited (HKEX: 08271) from August 2002 to August 2004 and the Chief Financial Officer of CyberCity Holdings Limited from July 2000 to August 2002. Mr. Mak was an Associate Director of Corporate Finance of the Securities and Futures Commission in Hong Kong from September 1992 to June 2000. He was also a deputy manager of audit of KPMG from September 1983 to August 1992. Mr. Mak has also qualified as a Chartered Accountant with KPMG in the UK. Mr. Mak received his bachelor’s degree with honors in chemical engineering from the University of Birmingham in 1983. He is a fellow of the Institute of Chartered Accountants in England and Wales (FCA), the Hong Kong Institute of Certified Public Accountants (FCPA), and the Hong Kong Investor Relations Association.

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

Lixue Shi currently serves as our Group Vice President and currently oversees our Kuwo business. Prior to joining TME in November 2012, Mr. Shi served as the assistant general manager of the Online Media Group at Tencent from 2008 to 2012. In addition, Mr. Shi served as the general manager of Business Objects North China and sales head at SAS Institute China Inc. from 2004 to 2007. Mr. Shi was a senior customer representative and a regional sales manager of IBM China Company Limited from 1998 to 2004. Mr. Shi graduated from Tsinghua University in 1998 with a bachelor’s degree in mechanical engineering.

Tsai Chun Pan is currently responsible for the overall strategies and daily management of our copyright initiatives. Prior to joining us as a Group Vice President, Mr. Pan worked as the head of entertainment services for Nokia Greater China from 2005 to 2013, and in 2014, he established Ultimate Music, which was acquired by TME in 2017. Mr. Pan graduated from the School of Oriental and African Studies, University of London, with a bachelor’s degree in Japanese studies in 1999 and obtained a master’s degree in marketing management from Cranfield University in the UK in 2000.

6.B.	Compensation

Compensation

In 2020, we paid an aggregate cash compensation of approximately RMB62.1 million (US$9.5 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain noncompetition and nonsolicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2014 Share Incentive Plan

Prior to Tencent’s acquisition of CMC, CMC adopted an employee share incentive plan on October 22, 2014, or the 2014 Share Incentive Plan. The purpose of the 2014 Share Incentive Plan is to promote the long-term success of the company and the creation of shareholder value by offering employees, officers, directors and consultants the opportunity to share in such long-term success by acquiring a proprietary interest in the company. Tencent’s acquisition of CMC in July 2016 constituted a “change of control” for the purpose of the 2014 Share Incentive Plan in which case, pursuant to the 2014 Share Incentive Plan, all the outstanding awards granted thereunder shall be subject to applicable agreement of merger or reorganization. Pursuant to the share subscription agreement entered into by and between CMC and Min River on July 6, 2016 in connection with Tencent’s acquisition of CMC, all the outstanding awards granted under the 2014 Share Incentive Plan shall remain and continue to be subject to the original vesting schedules under such awards and shall not be accelerated.

Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,456 ordinary shares. As of April 2, 2021, options to purchase a total of 3,850,822 ordinary shares are outstanding under the 2014 Share Incentive Plan.

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

Award Agreement. Each award under the 2014 Share Incentive Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the grantees, including any amendments thereto. The provisions of the various award agreements entered into under the 2014 Share Incentive Plan need not be identical.

Conditions of Award. The plan administrator of the 2014 Share Incentive Plan shall determine the provisions, terms and conditions of each award, including, but not limited to, the award vesting schedule, number of options or shares to be granted, exercise price and form of payment upon settlement of the award.

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

2017 Option Plan

We adopted an employee share incentive plan, or the 2017 Option Plan, on April 15, 2017. The purpose of the 2017 Option Plan is to motivate and reward our employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further the best interests of the company and our shareholders. Under the 2017 Option Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 97,951,238 ordinary shares. As of April 2, 2021, options to purchase a total of 18,114,290 ordinary shares are outstanding under the 2017 Option Plan, and 5,924,456 of such options had vested and become exercisable.

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

Award Agreement. Each award under the 2017 Option Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the participants, including any amendments thereto. The provisions of the various award agreements entered into under the 2017 Option Plan need not be identical.

Conditions of Award. The administrator of the 2017 Option Plan shall determine the provisions, terms and conditions of each award, including, but not limited to, the types of awards, award vesting schedule, number of shares to be covered by the awards, exercise price, noncompetition requirements and term of each award.

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

2017 Restricted Share Scheme

We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the company and aligning the interests of the selected personnel directly to the shareholders of the company through ownership of equity interests. Under the 2017 Restricted Share Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 111,701,622 ordinary shares. As of April 2, 2021, a total of 34,728,122 restricted shares are outstanding under the 2017 Restricted Share Scheme.

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

Conditions of Award. The administrator of the 2017 Restricted Share Scheme shall determine the provisions, terms and conditions of each award, including, but not limited to, vesting schedule, number of restricted shares to be granted, exercise price and term of each award.

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

Amendment of the 2017 Restricted Share Scheme. The 2017 Restricted Share Scheme may be amended in any respect by a resolution of the plan administrator provided that no such amendment may operate to affect adversely any subsisting rights of any grantees under the Scheme unless (i) the written consent of the relevant grantees is obtained; or (ii) the sanction of a special resolution is passed at a meeting of the grantees.

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

The following table summarizes, as of April 2, 2021, the number of Class A ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Tong Tao Sang	—	—	—	—
Cussion Kar Shun Pang	*	0 to 7.1411	various dates from June 16, 2017 to March 9, 2021	various dates from June 16, 2027 to March 9, 2031
Zhenyu Xie	*	0 to 7.1411	various dates from October 17, 2018 to March 9, 2021	various dates from October 17, 2028 to March 9, 2031
Martin Lau	—	—	—	—
James Gordon Mitchell	—	—	—	—
Brent Richard Irvin	—	—	—	—
Liang Tang	—	—	—	—
Edith Manling Ngan	*	0	December 15, 2020	December 15, 2030
Adrian Yau Kee Mak	*	0	November 15, 2020	November 15, 2030
Min Hu	*	0 to 7.1411	various dates from June 16, 2017 to March 9, 2021	various dates from June 16, 2027 to March 9, 2031
Cheuk Tung Tony Yip	*	0 to 7.1411	various dates from April 16, 2018 to March 9, 2021	various dates from April 16, 2028 to March 9, 2031
Linlin Chen	*	0 to 7.1411	various dates from August 31, 2017 to March 9, 2021	various dates from August 31, 2027 to March 9, 2031
Dennis Tak Yeung Hau	*	0 to 7.1411	various dates from June 16, 2017 to March 9, 2021	various dates from June 16, 2027 to March 9, 2031
Lixue Shi	*	0 to 7.1411	various dates from October 17, 2018 to March 9, 2021	various dates from October 17, 2028 to March 9, 2031
Tsai Chun Pan	*	0 to 6.2	various dates from January 21, 2019 to March 9, 2021	various dates from January 21, 2029 to March 9, 2031
All directors and executive officers as a group	*	0 to 7.1411	Various dates from June 16, 2017 to March 9, 2021	Various dates from June 16, 2027 to March 9, 2031

Notes:

*	Less than 1% of our total outstanding shares.

As of April 2, 2021, our employees other than members of our senior management as a group held options to purchase 9,528,946 ordinary shares, with exercise prices ranging from US$0.000076 per share to US$9.525 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2014 Share Incentive Plan, 2017 Option Plan and the 2017 Restricted Share Scheme, see “Item 5. Operating and Financial

Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation relating to TME Incentive Plans.”

6.C.	Board Practices

Board of Directors

Our board of directors consists of nine directors, including three independent directors, namely Mr. Liang Tang, Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he or she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he or she may be interested therein and, if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered, subject to any separate requirement for audit committee approval under applicable law or the Corporate Governance Rules of NYSE. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

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

Audit Committee. Our audit committee consists of Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak, and two nonvoting observers, John Lo and Matthew Cheng, and is chaired by Ms. Edith Manling Ngan. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, reappointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

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

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, and issues regarding accounting and auditing principles and practices;

•

reviewing and approving all proposed related party transactions, including those to be entered into with Tencent entities, subject to further approvals by our board pursuant to the terms of the committee charter;

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

Compensation Committee. Our compensation committee consists of Mr. Tong Tao Sang and Mr. Liang Tang and is chaired by Mr. Tong Tao Sang. We have determined that Mr. Liang Tang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

•	at least annually, leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board of directors.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our sixth amended and restated memorandum and articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities and (iv) approving the transfer of shares of our company, including the registering of such shares in our register of members.

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

Our employees are caring, talented, creative and open. Our employees love music and developing technology to allow people to interact with music in innovative ways. We believe that creativity and innovation is core to our corporate culture, which allows us to attract highly talented professionals.

We had 3,041, 3,610 and 4,769 full-time employees as of December 31, 2018, 2019 and 2020, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2020.

Function	Number of employees
Research and development	2,821
Content management and operation	879
Sales and marketing	440
Management and administration	629

Total	4,769

We enter into employment contracts with our full-time employees which contain standard confidentiality and noncompete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 2, 2021, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,385,143,738 outstanding ordinary shares (consisting of 1,670,004,560 Class A ordinary shares and 1,715,139,178 Class B ordinary shares) as of April 2, 2021.

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

Ordinary Shares Beneficially Owned as of April 2, 2021
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers†
Tong Tao Sang	—	—	—	—	—	—	—
Cussion Kar Shun Pang	*	*	—	—	*	*	—

Ordinary Shares Beneficially Owned as of April 2, 2021
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Zhenyu Xie	—	—	*	*	*	*	*
Martin Lau	—	—	—	—	—	—	—
James Gordon Mitchel	—	—	—	—	—	—	—
Brent Richard Irvin	—	—	—	—	—	—	—
Liang Tang	—	—	—	—	—	—	—
Edith Manling Ngan	*	*	—	—	*	*	*
Adrian Yau Kee Mak	—	—	—	—	—	—	—
Min Hu	*	*	—	—	*	*	—
Cheuk Tung Tony Yip	*	*	—	—	*	*	—
Linlin Chen	*	*	*	*	*	*	*
Dennis Tak Yeung Hau	*	*	—	—	*	*	—
Lixue Shi	—	—	*	*	*	*	*
Tsai Chun Pan	—	—	—	—	—	—	—
All directors and executive officers as a group	*	*	*	*	*	*	*
Principal Shareholders:
Tencent(1)	224,660,159	13.5	1,640,456,882	95.6	1,865,117,041	55.1	90.6
Spotify(2)	282,830,698	16.9	—	—	282,830,698	8.4	—

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,385,143,738, being the number of ordinary shares outstanding (consisting of 1,670,004,560 Class A ordinary shares and 1,715,139,178 Class B ordinary shares) as of April 2, 2021, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

Except for Mr. Tong Tao Sang, Mr. Martin Lau, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin, Mr. Liang Tang, Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak, the business address of our directors and executive officers is 17/F, Matsunichi Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Tong Tao Sang, Mr. Martin Lau, Mr. James Gordon Mitchell and Mr. Brent Richard Irvin is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Liang Tang is Building C08, Chuangye Road, Wuqing Development Zone, Tianjin, 301701, China. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong. The business address of Mr. Adrian Yau Kee Mak is Rm C, 9/F,1 Homantin Hill, 1 Homantin Hill Road, Kowloon, Hong Kong.

(1)

The number of ordinary shares beneficially owned represents the sum of (i) 1,640,456,882 Class B ordinary shares held by Min River Investment Limited, a company incorporated in the British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iii) an aggregate of 83,244,810 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 83,244,810 ordinary shares held by record by the minority shareholders. The Class A ordinary shares beneficially owned by Tencent represent 224,660,159 Class A ordinary shares redesignated from the same number of ordinary shares it beneficially owns immediately prior to our initial public offering as a result of the proxy given by certain shareholders to Tencent as discussed above. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(2)

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

As of April 2, 2021, 1,325,434,674 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 39.2% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.	Related Party Transactions

Transactions with Tencent

Tencent Business Cooperation

We had a master business cooperation agreement with Tencent beginning in July 2016 when Tencent acquired CMC that expired on July 12, 2018. We then entered into a new master business cooperation agreement with Tencent, which became effective upon execution.

Co-investment in Spotify

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB (a wholly owned subsidiary of Spotify Technology S.A., or Spotify), and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. In connection with its acquisition of our ordinary shares, Spotify agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions described elsewhere in this annual report. We held an approximately 2.5% equity interest in Spotify immediately following our investment in Spotify.

In connection with our investment in Spotify, on December 15, 2017, an investor agreement was entered into by and among Spotify, TME, TME Hong Kong, Tencent and a wholly owned subsidiary of Tencent (together with TME, TME Hong Kong and Tencent, the “Tencent Investors”) and certain Spotify parties, pursuant to which Spotify’s co-founder has the sole and exclusive right to vote, in his sole and absolute discretion, any of Spotify’s securities beneficially owned by the Tencent Investors or their controlled affiliates.

Co-investment in Universal Music Group

In March 2020, through one of our wholly owned subsidiaries, we joined a consortium led by Tencent to acquire a 10% equity stake in Universal Music Group, or UMG, from its parent company, Vivendi S.A., at an enterprise value of EUR30 billion. We invested a 10% equity interest in the consortium. The foregoing transaction is referred to in this annual report as the Initial UMG Transaction and was closed in March 2020. The consortium also has the option to purchase an additional 10% equity stake in UMG at the same enterprise value as in the Initial UMG Transaction pursuant to the terms of the transaction documents. In December 2020, the consortium in the Initial UMG Transaction exercised its call option to acquire an additional 10% equity interest in UMG from Vivendi S.A. at the same enterprise value of EUR30 billion as in the Initial UMG Transaction. This transaction is referred to in this annual report as the Second UMG Transaction. In January 2021, we closed the Second UMG Transaction.

Strategic Partnership with China Literature

In March 2020, we signed a five-year strategic partnership with China Literature, which is a subsidiary of our parent company Tencent. Through this partnership arrangement, we are granted a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights or the license to adapt, and the rights to sublicense, as well as the ability to distribute, existing audiobooks in China Literature’s portfolio.

Acquisition of Lazy Audio

In January 2021, we, through one of our PRC entities, entered into a definitive agreement to acquire 100% equity interest in Lazy Audio, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition equity-settled awards to Lazy Audio’s management team. The then shareholders of Lazy Audio include China Literature, which is a subsidiary of our parent company Tencent, Lazy Audio’s management team and other financial investors. Our acquisition of Lazy Audio was completed in March 2021.

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

The table below sets forth the major related parties and their relationships with us as of December 31, 2020.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group (1)	51	355	277	42
Online music services to the Company’s associates and associates of Tencent Group	18	40	206	32
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	63	21	213	33
Expenses
Operation expenses recharged by Tencent Group (2)	589	752	1,082	166
Advertising agency cost to Tencent Group (3)	207	231	440	67
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (4)	88	132	306	47
Other costs to the Company’s associates and associates of Tencent Group	14	25	48	7

Notes:

(1)	Primarily include revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.
(2)	Primarily include expenses associated with cloud services and certain administrative functions provided to us by Tencent Group.
(3)	Primarily include advertising fees paid to Tencent Group for our advertising services sold through Tencent Group.
(4)

Primarily include content royalty we paid to Tencent Group and music labels who are our associates or the associates of Tencent Group. In March 2020, we signed a five-year strategic partnership with China Literature, a subsidiary of Tencent, with an aggregate minimum guarantee of RMB250 million, and any excess portion will be shared based on a predetermined percentage. The amortization expense for the year ended December 31, 2020 of RMB34 million was included in the content royalties to Tencent Group presented above.

In addition, we invested in a minority interest in certain music-related media projects of Tencent Group in an aggregate amount of RMB116 million in the year 2018.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	971	1,653	1,993	305
The Company’s associates and associates of Tencent Group	39	49	48	7
Included in prepayments, deposits and other assets from related parties:
Tencent Group	28	50	39	6
The Company’s associates and associates of Tencent Group	16	23	64	10
Included in accounts payable to related parties:
Tencent Group	529	215	763	117
The Company’s associates and associates of Tencent Group	1	15	37	6
Included in other payables and accruals to related parties:
Tencent Group	135	382	237	36
The Company’s associates and associates of Tencent Group	—	19	46	7

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	64	65	62	10
Share-based compensation	223	233	205	31

	287	298	267	41

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to copyright infringement, commercial disputes and competition. As of December 31, 2020, there were 1,116 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB46.9 million (US$7.2 million). We are currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Pending or future litigation or governmental proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie, who previously served as our Co-President and a director, CMC, and certain affiliates of CMC as respondents. In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On July 8, 2020, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s denial of the Claimant’s petition. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our former Co-President and director, have been named as respondents in an arbitration proceeding in the PRC. ”

From time to time, we may be involved in legal proceedings in the ordinary course of our business. In September 2019 and October 2019, respectively, the Company and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York (the “Federal Court Action”) and the Supreme Court of the State of New York, County of New York (the “State Court Action”). Amended complaints in both actions were filed in February 2020, at which time Tencent, based on its status as our controlling shareholder, was named as a defendant in the Federal Court Action, and the Company’s underwriters in its initial public offering were added as defendants in both actions. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that our Registration Statement dated December 12, 2018 and our annual report dated April 19, 2019 on Form 20-F contained material misstatements and omissions in violation of the U.S. federal securities laws. On April 14, 2020, the Company served a motion to dismiss the Federal Court Action, which was fully briefed and submitted to the court on May 15, 2020. On May 8, 2020, the Company filed a motion to dismiss, or in the alternative, stay, the State Court Action. By order dated August 21, 2020, the State Court Action was stayed in all respects, pending resolution of the motion to dismiss the Federal Court Action. On March 31, 2021, the Company’s motion to dismiss the Federal Court Action was granted by the U.S. District Court for the Eastern District of New York. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

In December 2017, our board of directors resolved to distribute 255,185,879 ordinary shares as a fully paid share dividend to all of our shareholders on a pro rata basis. After giving effect to the waiver from Spotify and Tencent to receive such share dividend, we distributed to our then existing shareholders (other than Min River Investment Limited and Spotify AB) a share dividend of a total of 88,726,036 of our ordinary shares. Subsequently, in consideration for the above-mentioned waiver from Tencent, a certain number of the ordinary shares of Spotify that we acquired in the foregoing transactions were transferred to a wholly owned subsidiary of Tencent for a nominal consideration of US$1, which was accounted for as a distribution to Tencent and recognized in equity.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Foreign exchange control may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

We are a Cayman Islands company and our affairs are governed by our sixth amended and restated memorandum and articles of association, as amended from time to time and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

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

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

According to Clause 3 of our sixth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our sixth amended and restated memorandum and articles of association and the Companies Act. Our sixth amended and restated memorandum and articles of association provides that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our board of directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to a person or an entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

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

A quorum required for a meeting of shareholders consists of one or more shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provides that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting for each fiscal year as required by the Listing Rules of the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman of the board or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case our board of directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

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

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary shares will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issuance of such shares, by our board of directors. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our sixth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issuance of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid up share for no consideration.

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

Issuance of Additional Shares. Our sixth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares, to the extent authorized but unissued, from time to time as our board of directors shall determine.

Our sixth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

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

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except that an exempted company:

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008, and was further amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resided in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe that our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S.

federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

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

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2020 taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of ADSs.

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

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-227656), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-228610) to register the ADSs representing our Class A ordinary shares.

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

Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, we have no other significant interest-bearing assets. Our exposure to changes in interest rates is attributable to our notes payable issued during the year ended December 31, 2020, which carried at fixed rates and do not expose us to cash flow interest-rate risk. Accordingly, we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While depreciating approximately by 5% in 2018, the Renminbi in 2019 depreciated approximately by 1% against the U.S, dollar, and appreciated approximately by 6% against the U.S. dollar in 2020. In addition, since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-227656), as amended, including the annual report contained therein, which registered 164,000,000 Class A ordinary shares represented by 82,000,000 ADSs and was declared effective by the SEC on December 11, 2018, for our initial public offering, which closed in December 2018. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P.Morgan Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the representatives of the underwriters. We received net proceeds of approximately US$509 million in the aggregate from the initial public offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and received additional net proceeds of US$1.8 million from the concurrent private placement to Tencent to effect its Assured Entitlement Distribution.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we have used all net proceeds from our IPO in the manners set forth in our IPO prospectus, including for content acquisition, strategic investments and for other operating and investment purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report.

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

Our board of directors has determined that each of Ms. Edith Manling Ngan, an independent director and the chairperson of our audit committee, and Mr. Adrian Yau Kee Mak, an independent director of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the New York Stock Exchange. Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B.	Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-227656) filed with the SEC on October 2, 2018 and posted a copy of our code of business conduct and ethics on our website at https://ir.tencentmusic.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	6,000	15,000	16,000
Audit-Related Fees (2)	13,800	—	2,500
Tax Fees (3)	400	—	—
Other Fees (4)	2,000	2,690	880

Total	22,200	17,690	19,380

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
(2)

Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services in connection with our initial public offering of our ADSs on December 14, 2018 and offering of senior unsecured notes in September 2020, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees billed for the professional tax services rendered by our principal auditors.
(4)	Other Fees. Other fees mean fees billed for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

As a company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; and (ii) a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—4.D. Risk Factors—Risks Relating to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tencent Music Entertainment Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	The Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-228610), as amended, initially filed with the SEC on November 30, 2018)

2.4	Description of Registrant’s American Depositary Shares and Class A ordinary shares (incorporated herein by reference to Exhibit 2.4 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

2.5	Description of the Registrant’s US$300,000,000 1.375% Notes due 2025 and US$500,000,000 2.000% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-248253) filed with the SEC on August 24, 2020 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the SEC on August 27, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.2	Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.3	The 2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.4	The 2017 Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.5	The 2017 Restricted Share Award Scheme (as amended and restated) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.6	Investor Agreement by and among the Registrant, Tencent Holdings Limited, Spotify Technology S.A. and Spotify AB dated December 15, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.7	Amendment Agreement dated as of September 26, 2018 to the Third Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.8	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Xizang Qiming dated February 8, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.9*	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Xizang Qiming and Beijing Zhizheng dated March 10, 2021

4.10*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Xizang Qiming and Beijing Zhizheng dated March 10, 2021

4.11*	English translation of Power of Attorney granted by Beijing Zhizheng, shareholder of Xizang Qiming dated March 10, 2021

4.12*	English translation of Loan Agreement among Beijing Tencent Music, Xizang Qiming and Beijing Zhizheng dated March 10, 2021

4.13*	English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Qihu Yang dated March 10, 2021

4.14*	English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Dejun Gu dated March 10, 2021

4.15	English translation of Debt Assignment and Offset Agreement among Ms. Min Hu, Mr. Dejun Gu and Beijing Tencent Music dated September 12, 2019 (incorporated herein by reference to Exhibit 4.34 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.16*	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated August 5, 2020

4.17*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated August 5, 2020

4.18	English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.19*	English translation of Voting Trust Agreement granted by the shareholders of Guangzhou Kugou dated August 5, 2020

Exhibit Number	Description of Document

4.20	English translation of Loan Agreement among Mr. Guomin Xie, Mr. Xiaotao Chen and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 21, 2014 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.21	English translation of Debt Assignment and Offset Agreement among Mr. Xiaotao Chen, Mr. Zhongwei Qiu and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 11, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.22*	English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Mr. Guomin Xie and Beijing Tencent Music dated May 11, 2020

4.23*	English translation of Spousal Consent granted by the spouse of Ms. Meiqi Wang dated August 5, 2020

4.24	English translation of Spousal Consent granted by the spouse of Mr. Liang Tang dated July 25, 2018 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.25	English translation of Spousal Consent granted by the spouse of Mr. Hanjie Xu dated March 26, 2018 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.26	English translation of Spousal Consent granted by the spouse of Mr. Jianming Dong dated July 26, 2018 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.27	English translation of Spousal Consent granted by the spouse of Mr. Zhongwei Qiu dated March 26, 2018 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.28	English translation of Spousal Consent granted by the spouse of Ms. Huan Hu dated July 26, 2018 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.29	English translation of Spousal Consent granted by the spouse of Ms. Yaping Gao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.47 to the annual report for the fiscal year ended
December 31, 2019 filed with the SEC on March 25, 2020)

4.30	English translation of Equity Interest Pledge Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated October 1, 2019 (incorporated herein by reference to Exhibit 4.48 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.31	English translation of Exclusive Option Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated October 1, 2019 (incorporated herein by reference to Exhibit 4.49 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.32	English translation of Exclusive Technical Service Agreement between Yeelion Online and Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.33	English translation of Voting Trust Agreement granted by the shareholders of Beijing Kuwo dated
October 1, 2019 (incorporated herein by reference to Exhibit 4.51 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.34	English translation of Loan Agreement among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi dated July 12, 2016 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.35	English translation of Debt Assignment and Offset Agreement among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online dated October 1, 2019 (incorporated herein by reference to Exhibit 4.53 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.36	English translation of Spousal Consent granted by the spouse of Ms. Meiqi Wang dated October 1, 2019 (incorporated herein by reference to Exhibit 4.54 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.37	English translation of Equity Interest Pledge Agreement among Shenzhen Ultimate Xiangyue, Shenzhen Ultimate Music and the shareholders of Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.38	English translation of Exclusive Option Agreement among Shenzhen Ultimate Xiangyue, Shenzhen Ultimate Music and the shareholders of Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.39	English translation of Exclusive Technical Service Agreement between Shenzhen Ultimate Xiangyue and Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.53 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.40	English translation of Voting Trust Agreement granted by the shareholders of Shenzhen Ultimate Music dated January 11, 2018 (incorporated herein by reference to Exhibit 10.54 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.41	English translation of Spousal Consent granted by the spouse of Mr. Xiudong Ma dated January 11, 2018 (incorporated herein by reference to Exhibit 10.55 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.42	English translation of Spousal Consent granted by the spouse of Mr. Gang Ding dated January 11, 2018 (incorporated herein by reference to Exhibit 10.56 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.43*	English translation of Equity Interests Pledge Agreement among Beijing Tencent Music, Niannian Youyu and the shareholders of Niannian Youyu dated June 10, 2020

4.44*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Niannian Youyu and the shareholders of Niannian Youyu dated June 10, 2020

4.45	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Niannian Youyu dated August 28, 2019 (incorporated herein by reference to Exhibit 4.63 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

Exhibit Number	Description of Document

4.46	English translation of Loan Agreement between Mr. Mingzhong Ji and Beijing Tencent Music dated August 28, 2019 (incorporated herein by reference to Exhibit 4.64 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.47*	English translation of Loan Agreement between Mr. Hongcheng Fu and Beijing Tencent Music dated June 10, 2020

4.48*	English translation of Power of Attorney granted by the shareholders of Niannian Youyu dated June 10, 2020

4.49	English translation of Spousal Consent granted by the spouse of Mr. Mingzhong Ji dated August 28, 2019 (incorporated herein by reference to Exhibit 4.66 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.50*	English translation of Spousal Consent granted by the spouse of Mr. Hongcheng Fu dated June 10, 2020

4.51*	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Gongse dated June 22, 2020

4.52*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Gongse and the shareholders of Beijing Gongse dated June 22, 2020

4.53*	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Gongse and shareholders of Beijing Gongse dated June 22, 2020

4.54*	English translation of each Loan Agreement between Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated June 22, 2020

4.55*	English translation of each Power of Attorney granted by Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as shareholder of Beijing Gongse dated June 22, 2020

4.56*	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Shangqin dated July 14, 2020

4.57*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020

4.58*	English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020

4.59*	English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020

4.60*	English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Shangqin dated July 14, 2020

4.61*	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Yuzhong dated July 14, 2020

4.62*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020

4.63*	English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020

Exhibit Number	Description of Document

4.64*	English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020

4.65*	English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Yuzhong dated July 14, 2020

4.66*	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Zhizheng dated July 28, 2020

4.67*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Zhizheng and the shareholders of Beijing Zhizheng dated July 28, 2020

4.68*	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Zhizheng and the shareholders of Beijing Zhizheng dated July 28, 2020

4.69*	English translation of each Loan Agreement between Beijing Shangqin, Beijing Yuzhong and Beijing Tencent Music dated July 28, 2020

4.70*	English translation of each Power of Attorney granted by Beijing Shangqin and Beijing Yuzhong, as shareholder of Beijing Zhizheng dated July 28, 2020

4.71	English translation of Master Business Cooperation Agreement between certain affiliates of Tencent and the Registrant dated July 12, 2018 (incorporated herein by reference to Exhibit 10.57 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.72	Registration Rights Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated November 16, 2018 (incorporated herein by reference to Exhibit 10.59 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.73	Form of Indenture between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-248253) filed by the Registrant with the Securities and Exchange Commission on August 24, 2020)

4.74	First Supplemental Indenture, dated as of September 3, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)

4.75	Form of US$300,000,000 1.375% Notes due 2025 (included in Exhibit 4.74)

4.76	Form of US$500,000,000 2.000% Notes due 2030 (included in Exhibit 4.74)

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tencent Music Entertainment Group

By:	/s/ Cussion Kar Shun Pang
	Name:	Cussion Kar Shun Pang
	Title:	Chief Executive Officer

Date: April 9, 2021

TENCENT MUSIC ENTERTAINMENT GROUP

(Incorporated in the Cayman Islands with limited liability)

2020 CONSOLIDATED FINANCIAL STATEMENTS

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue recognition from social entertainment services in relation to sale of durable virtual gifts

As described in Notes 2.23(b) and 4(b) to the consolidated financial statements, revenue from social entertainment services and others in the amount of RMB19,804 million for the year ended December 31, 2020 includes revenue from the sale of durable virtual gifts on the Company’s online karaoke and live streaming platforms. Management recognizes the revenue for sale of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service periods derived from past experiences, given there is an implicit obligation of the Company to maintain the virtual gifts operated on its platforms. The expected service periods of the virtual gifts is determined by management based on historical data of the Company’s customers’ user relationship periods. Significant judgments were required in determining the expected user relationship periods including, but not limited to users’ historical activities patterns and churn rates. Management assesses the estimated lifespans of virtual gifts whenever there is any indication of change in the expected user relationship periods.

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

Impairment assessments of goodwill

As described in Notes 2.8 and 15 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB17,492 million as of December 31, 2020. Management conducts an annual goodwill impairment test or when there are indications the carrying value may be impaired. For purposes of impairment testing, management allocates its goodwill to the relevant cash-generating units (“CGUs”) or group of CGUs, and compares the recoverable amounts of these CGUs or group of CGUs to their respective carrying amounts. Management determined the recoverable amounts of these CGU or group of CGUs based on the higher of (i) their value in use (“VIU”) and (ii) their fair value less costs of disposal, of which VIU is calculated based on discounted cash flows expected to be derived from the respective CGU or group of CGUs. Management’s cash flows projections included significant judgments and assumptions relating to revenue growth, margin, terminal growth rate and pre-tax discount rates.

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

April 9, 2021

We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2018	2019	2020
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		5,536	7,152	9,349
Revenue from social entertainment services and others		13,449	18,282	19,804

Total revenues	5	18,985	25,434	29,153
Cost of revenues		(11,708)	(16,761)	(19,851)

Gross profit		7,277	8,673	9,302
Selling and marketing expenses		(1,714)	(2,041)	(2,475)
General and administrative expenses		(2,258)	(2,703)	(3,101)

Total operating expenses		(3,972)	(4,744)	(5,576)
Interest income	6	282	615	622
Other (losses)/gains, net	7	(29)	78	362
Share-based payments arising from issuance of ordinary shares to music label partners	21(iii)	(1,519)	—	—

Operating profit		2,039	4,622	4,710
Share of net (loss)/profit of investments accounted for using equity method	16	(1)	(18)	19
Finance cost	9	(35)	(64)	(97)

Profit before income tax		2,003	4,540	4,632
Income tax expense	10(a)	(171)	(563)	(456)

Profit for the year		1,832	3,977	4,176

Attributable to:
Equity holders of the Company		1,833	3,982	4,155
Non-controlling interests		(1)	(5)	21

		1,832	3,977	4,176

		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		0.60	1.22	1.25
Diluted		0.58	1.19	1.24

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		1.19	2.43	2.51
Diluted		1.16	2.38	2.47

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Profit for the year	1,832	3,977	4,176
Other comprehensive income, net of tax:
Items that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	(675)	1,031	5,219
Currency translation differences	—	—	(1,363)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	552	261	77
Share of other comprehensive loss of an associate	—	(1)	(9)

Total comprehensive income for the year	1,709	5,268	8,100

Attributable to:
Equity holders of the Company	1,710	5,273	8,079
Non-controlling interests	(1)	(5)	21

	1,709	5,268	8,100

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2019	2020
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	12	179	176
Right-of-use assets	13	148	311
Intangible assets	14	1,622	2,020
Goodwill	15	17,140	17,492
Investments accounted for using equity method	16	489	2,255
Financial assets at fair value through other comprehensive income	17(a)	4,461	9,771
Other investments	17(b)	217	349
Prepayments, deposits and other assets	18	816	956
Deferred tax assets	10(b)	192	303
Term deposits	20(a)	500	2,953

		25,764	36,586

Current assets
Inventories		26	18
Accounts receivable	19	2,198	2,800
Prepayments, deposits and other assets	18	2,220	2,846
Other investments	17(b)	38	37
Short-term investments		6	—
Term deposits	20(a)	7,000	14,858
Cash and cash equivalents	20(b)	15,426	11,128

		26,914	31,687

Total assets		52,678	68,273

EQUITY
Equity attributable to equity holders of the Company
Share capital	21	2	2
Additional paid-in capital	21	34,425	35,044
Shares held for share award schemes	21	(31)	(78)
Treasury shares	21	—	(134)
Other reserves	22	2,187	6,300
Retained earnings		7,007	11,111

		43,590	52,245
Non-controlling interests		88	486

Total equity		43,678	52,731

LIABILITIES
Non-current liabilities
Notes payable	24	—	5,175
Accounts payable		—	136
Other payables and other liabilities	25	68	68
Deferred tax liabilities	10(b)	297	265
Lease liabilities		78	218
Deferred revenue	26	67	78

		510	5,940

Current liabilities
Accounts payable		2,559	3,565
Other payables and other liabilities	25	3,782	3,881
Current tax liabilities		386	445
Lease liabilities		69	103
Deferred revenue	26	1,694	1,608

		8,490	9,602

Total liabilities		9,000	15,542

Total equity and liabilities		52,678	68,273

The accompanying notes are an integral part of these consolidated financial statements

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB ’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2018		2	23,915	—	997	1,227	26,141	7	26,148

Profit for the year		—	—	—	—	1,833	1,833	(1)	1,832
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	(675)	—	(675)	—	(675)
Currency translation differences		—	—	—	552	—	552	—	552

Total comprehensive income for the year		—	—	—	(123)	1,833	1,710	(1)	1,709

Transactions with equity holders:
Issuance of ordinary shares	21	—	2,433	—	—	—	2,433	—	2,433
Issuance of ordinary shares for acquisition of the remaining interests in associates	21	—	1,027	—	(827)	—	200	41	241
Issuance of ordinary shares to Musical Label Partners	21	—	2,905	—	—	—	2,905	—	2,905
Issuance of ordinary shares upon initial public offering	21	—	3,496	—	—	—	3,496	—	3,496
Share-based compensation—value of employee services and business cooperation arrangements	22,23	—	—	—	840	—	840	—	840
Additional investment in a non-wholly owned subsidiary		—	—	—	(4)	—	(4)	4	—
Appropriations to statutory reserves		—	—	—	20	(20)	—	—	—

Total transactions with equity holders at their capacity as equity holders for the year		—	9,861	—	29	(20)	9,870	45	9,915

Balance at December 31, 2018		2	33,776	—	903	3,040	37,721	51	37,772

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2019		2	33,776	—	903	3,040	37,721	51	37,772

Profit for the year		—	—	—	—	3,982	3,982	(5)	3,977
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	1,031	—	1,031	—	1,031
Share of other comprehensive losses of an associate		—	—	—	(1)	—	(1)	—	(1)
Currency translation differences		—	—	—	261	—	261	—	261

Total comprehensive income for the year		—	—	—	1,291	3,982	5,273	(5)	5,268

Transactions with equity holders:
Issuance of ordinary shares	21	—	12	—	—	—	12	—	12
Exercise of share options/ Restricted share units(“RSUs”)	21,22	—	637	—	(465)	—	172	—	172
Non-controlling interests arising from business combination		—	—	—	—	—	—	48	48
Share-based compensation—value of employee services	22,23	—	—	—	519	—	519	—	519
Shares held for share award schemes	21	—	—	(31)	—	—	(31)	—	(31)
Capital contribution by non-controlling interests		—	—	—	—	—	—	2	2
Additional investments in non-wholly owned subsidiaries		—	—	—	(76)	—	(76)	(8)	(84)
Appropriations to statutory reserves		—	—	—	15	(15)	—	—	—

Total transactions with equity holders at their capacity as equity holders for the year		—	649	(31)	(7)	(15)	596	42	638

Balance at December 31, 2019		2	34,425	(31)	2,187	7,007	43,590	88	43,678

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2020		2	34,425	(31)	—	2,187	7,007	43,590	88	43,678

Profit for the year		—	—	—	—	—	4,155	4,155	21	4,176
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	5,219	—	5,219	—	5,219
Share of other comprehensive losses of an associate		—	—	—	—	(9)	—	(9)	—	(9)
Currency translation differences		—	—	—	—	(1,286)	—	(1,286)	—	(1,286)

Total comprehensive income for the year		—	—	—	—	3,924	4,155	8,079	21	8,100

Transactions with equity holders:
Exercise of share options/ Restricted share units(“RSUs”)	21,22	—	619	—	—	(429)	—	190	—	190
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	367	367
Share-based compensation—value of employee services	22,23	—	—	—	—	569	—	569	—	569
Shares held for share award schemes	21	—	—	(47)	—	—	—	(47)	—	(47)
Repurchase of shares		—	—	—	(134)		—	(134)	—	(134)
Additional investments in non-wholly owned subsidiaries		—	—	—	—	(2)	—	(2)	—	(2)
Disposal of a subsidiary		—	—	—	—	—	—	—	10	10
Appropriations to statutory reserves		—	—	—	—	51	(51)	—	—	—

Total transactions with equity holders at their capacity as equity holders for the year		—	619	(47)	(134)	189	(51)	576	377	953

Balance at December 31, 2020		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2018	2019	2020
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	28(a)	5,604	6,188	4,945
Interest received		249	576	577
Income taxes paid		(221)	(564)	(637)

Net cash inflow from operating activities		5,632	6,200	4,885

Cash flows from investing activities
Payments for business combinations, net of cash acquired		(1,090)	(45)	(540)
Payments for settlement of pre-acquisition dividends payable of CMC		(19)	—	—
Cash acquired from business combinations under common control		397	—	—
Purchase of property, plant and equipment		(132)	(95)	(108)
Purchase of intangible assets		(12)	(191)	(393)
Net proceeds from short term investments		11	36	6
Placement of term deposits with initial terms of over three months		—	(12,050)	(30,643)
Receipt from maturity of term deposits with initial terms of over three months		—	4,550	20,332
Proceeds from disposal of investments accounted for using equity method		—	1	—
Proceeds from disposal of a subsidiary		—	—	15
Payments for acquisition of investments accounted for using equity method		(140)	(294)	(2,002)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		(199)	—	(211)
Payments for acquisition of investments accounted for as financial assets at fair value through other comprehensive income		—	—	(708)
Payment for loans to a third party		(5)	(46)	—
Receipts from repayments of loans to a third party		—	—	45
Dividend received		—	32	—
Other investing activities		(1)	—	1

Net cash outflow from investing activities		(1,190)	(8,102)	(14,206)

Cash flows from financing activities
Loans from non-controlling interests		—	—	10
Proceeds from issues of ordinary shares	21	2,433	12	—
Proceeds from issues of puttable shares	21	422	—	—
Proceeds from issues of ordinary shares to Music Label Partners	21	1,386	—	—
Proceeds from exercise of share options	21	—	127	163
Net proceeds from issues of ordinary shares upon initial public offering	21	3,500	—	—
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		—	(79)	(6)
Shares withheld for share award schemes	21	—	(31)	(46)
Payment for repurchase of ordinary shares		—	—	(134)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		—	3	—
Payments for interests		—	(7)	(15)
Principal elements of lease payments	13	—	(56)	(78)
Net proceeds from issuance of notes	24	—	—	5,400
Payment for loan from non-controlling interests		—	—	(2)

Net cash inflow/(outflow) from financing activities		7,741	(31)	5,292

Net increase/(decrease) in cash and cash equivalents		12,183	(1,933)	(4,029)
Cash and cash equivalents at beginning of the year		5,174	17,356	15,426
Exchange differences on cash and cash equivalents		(1)	3	(269)

Cash and cash equivalents at end of the year		17,356	15,426	11,128

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation

1.1	General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. Our registered office in the Cayman Islands is located at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability and the shares of Tencent are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. Each ADS of the Company represents two ordinary shares.

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

In July 2016, Tencent acquired control of the Company through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the mainland China (“Tencent Music Business”) into the Company in exchange for certain number of shares issued by the Company (“Merger”). Upon the completion of such transactions, the Company became a subsidiary of Tencent and was renamed to its current name in December 2016. The Merger was accounted for as a reverse acquisition under which Tencent Music Business is regarded as the acquirer, and accordingly these consolidated financial statements have been presented as a continuation of the financial statements of Tencent Music Business.

1.2	Organization and principal activities

The PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the Company, its wholly-owned subsidiaries (“WOFEs”), VIEs that legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”) and the Nominee Shareholders. The Structure Contracts including Exclusive Technology Services Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

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

Pursuant to the Voting Trust Agreement, the shareholders of the VIEs each irrevocably granted the WOFEs or any individual designated by the WOFEs in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the VIEs’ articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in the VIEs.

(ii)	Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement between the WOFEs and the VIEs, the WOFEs or their designated party has the exclusive right to provide business support, technical services and consulting services in return for a service fee, which represents 90% of net operating income of the VIEs together with other service fees charged for other ad hoc services provided. The WOFEs have the discretion to change the charge rate. During the term of the agreement, without the WOFEs’ prior written consent, the VIEs shall not engage any third party for any of such services provided under this agreement.

(iii)	Loan agreement

Under the loan agreement between the WOFEs and the shareholders of the VIEs, the WOFEs provided interest-free loans to the shareholders of the VIEs solely for the subscription of newly registered capital of the VIEs. The WOFEs have the sole discretion to determine the way of repayment, including requiring the shareholders to transfer their equity shares in the VIEs to the WOFEs according to the terms indicated in the Exclusive Share Purchase Option as after mentioned.

(iv)	Exclusive option agreement

Pursuant to the exclusive purchase option agreement amongst the WOFEs, the VIEs and their shareholders, the shareholders of the VIEs granted the WOFEs or their designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of the VIEs. Without the consent of the WOFEs or their designated party, the shareholders of the VIEs may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The exclusive purchase option agreement remains effective until the options are exercised.

(v)	Equity interest pledge agreement

Pursuant to the equity interest pledge agreement amongst the WOFEs, the VIEs and their shareholders, the shareholders of the VIEs pledge all of their equity interests in the VIEs to the WOFEs, to guarantee the VIEs and their shareholders’ performance of their obligations under exclusive purchase option

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(v)	Equity interest pledge agreement (Continued)

agreement, exclusive business cooperation agreement, loan agreement, and powers of attorney. If the VIEs and/or any of their shareholders breach their contractual obligations under this agreement, the WOFEs, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without the WOFEs’ prior written consent, shareholders of the VIEs shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice the WOFEs’ interests.

During the term of this agreement, the WOFEs are entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce (“SAIC”), and will remain effective until the VIEs and its shareholders discharge all their obligations under the Contractual Arrangements.

As at December 31, 2020, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Date of Incorporation or acquisition	Equity Interest Held (direct or indirect)	Principal activities
Subsidiaries
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”) (formerly known as “Ocean Music Hong Kong Limited”)	Hong Kong	July 2016*	100%	Investment holding and music content distribution
Tencent Music (Beijing) Co., Ltd. (“Beijing Tencent Music”) (formerly known as “Ocean Interactive (Beijing) Information Technology Co., Ltd.”)	PRC	July 2016*	100%	Technical support and consulting services
Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”)	PRC	July 2016*	100%	Technical support and consulting services
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (‘‘TME Tech Shenzhen”)	PRC	February 2017	100%	Online music and entertainment related services
Variable Interest Entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016*	100%	Online music and entertainment related services
Beijing Kuwo Technology Co., Ltd. (“Beijing Kuwo”)	PRC	July 2016*	100%	Online music and entertainment related services
Xizang Qiming Music Co., Ltd. (“Xizang Qiming”)	PRC	February 2018	100%	Music content investments
Subsidiaries of Variable Interest Entities
Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”)	PRC	July 2016*	100%	Online music and entertainment related services

*	Representing the entities acquired by the Group on July 12, 2016.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

Apart from the significant subsidiaries, VIEs and subsidiaries of VIEs listed above, there are certain non-wholly owned subsidiaries of the Group, of which management of the Group considered that these non-wholly owned subsidiaries are not significant to the Group, accordingly, no summarized financial information of these non-wholly owned subsidiaries is presented separately.

Risks in relation to the VIEs

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company, and the WOFE having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB4,206 million and RMB4,185 million as at December 31, 2019 and 2020, respectively.

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

The Company determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

On January 19, 2015, the Ministry of Commerce of the PRC (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include Consolidated VIEs within the scope of entities that could be considered as foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing entities that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the Contractual Arrangements and the Company’s ability to conduct business through them could be severely limited.

The Company’s ability to control VIEs also depends on rights provided to the WOFE, under the powers of attorney agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes these powers of attorney agreements are legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements

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

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs as at December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 on a combined basis.

	As at December 31,
	2019	2020
	RMB’million	RMB’million

Total current assets	9,303	10,700
Total non-current assets	5,824	7,394

Total assets	15,127	18,094

Total current liabilities	(6,446)	(6,986)
Total non-current liabilities	(425)	(393)

Total liabilities	(6,871)	(7,379)

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million

Total revenues	18,966	25,379	29,094
Net profit	1,333	1,323	1,625
Net cash (outflow)/inflow from operating activities	(334)	(101)	1,222
Net cash outflow from investing activities	(1,244)	(185)	(1,099)
Net cash outflow from financing activities	—	(115)	(53)
Net (decrease)/increase in cash and cash equivalents	(1,578)	(401)	70
Cash and cash equivalents, beginning of the year	3,306	1,728	1,327
Cash and cash equivalents, end of the year	1,728	1,327	1,397

The above combined financial statements amounts and balances have included intercompany transactions which have been eliminated in the Company’s consolidated financial statements.

As at December 31, 2019 and 2020, the total assets of Group’s VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets and intangible assets.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

As at December 31, 2019 and 2020, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group’s VIEs include intangible assets acquired through business combination, prepaid content royalties and domain names, servers and leasehold improvements relating to office facilities. The balances of these assets as at December 31, 2019 and 2020 were included in the line of “Total non-current assets” in the table above.

The unrecognized revenue-producing assets held by the Group’s VIEs mainly consist of internally generated intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of other investments, financial assets at fair value through other comprehensive income, short-term investments, other financial liabilities which are carried at fair value.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements

(a)	New and amendments to the accounting standards adopted

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2020:

Amendments to IAS 1 and IAS 8	Definition of Material
Amendments to IFRS 3	Definition of a Business
Conceptual Framework	Revised Conceptual Framework for Financial Reporting
IFRS 16 (amendments)	COVID-19 related rent concessions.
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform

The adoption of these new and amended standards does not have material impact on the consolidated financial statements of the Group.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements (Continued)

(b)	Recent accounting pronouncements

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2020, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Group.

Effective for annual periods beginning on or after

Amendments to IAS 28 and IFRS 10	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—phase 2	1 January 2021
IAS 16 (amendments)	Property, plant and equipment: Proceeds before intended use	1 January 2022
IAS 37 (amendments)	Onerous contract—cost of fulfilling a contract	1 January 2022
Amendments to IFRS	Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January 2022
IAS 1 (amendments)	Classification of Liabilities as current and non-current	1 January 2023
IFRS 17	Insurance contracts	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023

2.3	Principles of consolidation and equity accounting

(a)	Subsidiaries

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

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

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

The Group elects to incorporate the acquired entity’s results only from the date on which the business combination between entities under common control occurred. Consequently, the consolidated financial statements do not reflect the results of the acquired entity for the period before the transaction occurred. The corresponding amount for the previous year is also not restated.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.5	Segment reporting (Continued)

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, no geographical segments are presented.

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United States Dollars (“US$”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.6	Foreign currency translation (Continued)

(c)	Group companies (Continued)

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

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment review on the goodwill of the Group is conducted by the management as at December 31 according to IAS 36 “Impairment of assets”. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.10	Impairment of non-financial assets (Continued)

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

Debt instruments (Continued)

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.11	Investments and other financial assets (Continued)

(b)	Impairment (Continued)

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

Where any Group company purchases the Company’s equity instruments, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.16	Share capital (Continued)

holders as treasury shares until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs) is included in equity attributable to the Company’s equity holders.

2.17	Accounts and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 1 year of recognition. Accounts and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

2.18	Borrowings (including notes payable)

Borrowings (including notes payable) issued by the Group are recognised initially at fair value, net of transaction costs incurred. They are subsequently carried at amortized cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated income statement over their terms using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan facilities to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortized over the term of the facility to which it relates. Notes payable are classified as non-current liabilities unless the Group has an unconditional obligation to settle the liability within 12 months after the end of the reporting period.

General and specific finance costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. During the year ended December 31, 2020, finance cost capitalised was nil.

2.19	Current and deferred income tax

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.19	Current and deferred income tax (Continued)

(b)	Deferred income tax

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

2.20	Employee benefits

(a)	Employee leave entitlements

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.20	Employee benefits (Continued)

(b)	Pension obligations (Continued)

governments or trustee-administered funds. A defined contribution plan is a pension plan under which the Group pays contributions on a mandatory, contractual or voluntary basis into a separate fund. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group’s contributions to the defined contribution plans are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plan prior to vesting fully in the contributions.

2.21	Share-based payments

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.22	Provisions

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

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

2.23	Revenue recognition

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

The Group provides to users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and unlimited “ad-free” streaming of the Group’s full music content offerings with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized over time accordingly.

The Group also provides its users to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through the Group’s platform. Such music singles and albums will be made available to all users to access after the initial launch period which is generally 3 months. The Group considers that it provides the early access to the newly launched singles and albums within its platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied over time.

The above services can be paid directly by users by way of online payment channels or through various third party platforms. The Group records revenue on gross basis according to the criteria stated in (c) below and recognizes service fees levied by online payment channels or third party platforms (“Channel Fees”) as the cost of revenues in the same period as the related revenue is recognized.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.23	Revenue recognition (Continued)

(a)	Revenue from online music services (Continued)

The Group sublicenses certain of the Group’s music content to other music platforms for a fixed period of time, typically one year, that falls within the original license period. The Group is obliged to replicate the licensed content library for any subsequent changes in the contents, including any new contents or removal of existing contents, updated by the contents partners any time during the sublicense period. As a result, the Group determines sublicense of contents as a single performance obligation. Revenues from sublicensing the contents is recognized over the sublicense period. The Group only recognizes revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. The Group does not adjust the promised amount of consideration for the effects of any significant financing component as the sublicense period is typically one year.

Advertising revenue is primarily generated through display ads on the Group’s platforms. Advertising contracts are signed to establish the fixed prices and advertising services to be provided based on cost per display (“CPD”) or cost per mille (“CPM”) arrangements. When the collectability is reasonably assured, advertising revenues from the CPD arrangements that are display ads for an agreed period of time, are recognized ratably over the contract period of display based on a time-based measure of progress as the performance obligation is expended evenly over the period, while revenue from the CPM arrangements are recognized based on the number of times that the advertisement has been displayed. The Group allocates revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.

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

(b)	Revenue from social entertainment services and others

The Group offers virtual gifts to users for free or sell virtual gifts to users on the Group’s online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by the Group. The utilization of each virtual gift sold to users is considered as the performance obligation and the Group allocates revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.23	Revenue recognition (Continued)

(b)	Revenue from social entertainment services and others (Continued)

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

The Group also generated advertising revenue from its social entertainment platforms and the policies for recognized advertising revenue is described in Note 2.23(a) above.

(c)	Principal agent consideration

The Group reports the revenue on a gross or net basis depending on whether the Group is acting as a principal or an agent in a transaction. The determination of whether to report the revenues of the Group on a gross or net basis is based on an evaluation of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service; (iv) has involvement in the determination of product and service specifications.

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

Contract costs includes incremental costs of obtaining a contract and costs to fulfil a contract.

2.24	Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.25	Cost of revenues

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

2.26	Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses for branding and acquiring user traffic for our online music show platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation) and intangible assets amortization. Advertising costs are included in “Selling and marketing” and are expensed when the service is received.

2.27	General and administrative expenses

General and administrative expenses mainly consist of salaries and benefits for management and administrative personnel and research and development personnel (including related share-based compensation), rental and depreciation expenses related to facilities and equipment used by our research and development team, professional service expense, amortization of intangible assets and other general corporate expenses. The Group recognizes research and development related costs as expense when incurred as the amount of costs qualifying for capitalization has been immaterial.

2.28	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.29	Leases

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.29	Leases (Continued)

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

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.29	Leases (Continued)

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The lease terms of building and others are generally less than six years and less than two years, respectively.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

2.30	Dividends distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

Distribution of non-cash assets to the Company’s shareholders is recognized and measured at the fair value of the non-cash assets to be distributed. Any difference between the fair value and the carrying amount of the non-cash assets to be distributed is recognized in the income statement.

3	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimize the potential adverse effects on the financial performance of the Group. Risk management is carried out by the senior management of the Group.

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

If RMB had strengthened/weakened by 5% against US$ with all other variables held constant, the post-tax profit would have been RMB28 million higher/lower and RMB35 million higher/lower, for the years ended December 31, 2019 and 2020, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in RMB/US$ which is not the functional currencies of the respective Group’s entities.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for 2019 and 2020. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB223 million and RMB489 million higher/lower, for the years ended December 31, 2019 and 2020, respectively, and profit for the year would have been approximately RMB11 million and RMB19 million higher/lower, for the years ended December 31, 2019 and 2020, respectively.

(iii)	Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, the Group has no other significant interest-bearing assets.

The Group’s exposure to changes in interest rates is attributable to its notes payable issued during the year ended December 31, 2020 (Note 24), which carried at fixed rates and does not expose the Group to cash flow interest-rate risk. Accordingly, the directors of the Company do not anticipate there is any significant impact on the Group’s financial performance resulted from the changes in interest rates.

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

Top five customers, which accounted for 15% of gross accounts receivable, representing 6%, 3%, 2%, 2% and 2% of the gross accounts receivable respectively as at December 31, 2020. Nevertheless no single external customer amount to more than 10% of the revenue of the Group for the year ended December 31, 2020.

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

observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year end. For the years ended December 31, 2019 and 2020, loss allowance made against the gross amounts of accounts receivable were not significant, and provision matrix is not presented.

As at December 31, 2020, the carrying amounts of accounts receivable approximated their fair values.

(c)	Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and short-term investments to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As at December 31, 2019 and 2020, the Group’s major external borrowings represented the senior unsecured notes issued in September 2020, details of which are disclosed in Note 24. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2020 are RMB92 million, RMB2,326 million and RMB3,589 million respectively.

Apart from the above, majority of its financial liabilities comprised lease liabilities, accounts payable, and other payables and accruals. Except for the other payables and accruals are due for settlement contractually within 12 months, the contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months and more than 1 year but within 5 years as at December 31, 2020 are RMB116 million (FY19: RMB78 million) and RMB248 million (FY19: RMB82 million) respectively. The contractual undiscounted cash flows of the Group’s accounts payable in the next twelve months and more than 1 year but within 5 years as at December 31, 2020 are RMB3,567 million and RMB150 million respectively.

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

As at December 31, 2019 and 2020, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)

3.3	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2019 and 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

As at December 31, 2019 and 2020, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 17(a)), short-term investments and other investments (Note 17(b)) stated in the consolidated balance sheets were measured at level 1, level 2 and level 3 fair value hierarchy, respectively. The Group’s contingent consideration of RMB112 million and nil included in other payables and other liabilities (Note 25) as at December 31, 2019 and 2020, respectively were measured at level 3 fair value hierarchy.

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

During the years ended December 31, 2019 and 2020, there was no transfer between level 1, 2 and 3 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)

3.3	Fair value estimation (Continued)

measurements, solely represented other investments, have been presented in Note 17(b). Movement of the financial liabilities at fair value using level 3 measurements, solely represented contingent considerations resulted from business combination is analyzed as below:

	Year Ended December 31,
	2019 RMB’million	2020 RMB’million
At beginning of the period	63	112
Fair value change	49	—
Settlement	—	(112)

At end of the period	112	—

4	Critical accounting estimates and judgments

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

(b)	The estimates of the lifespans of durable virtual gifts

Users purchase certain durable virtual gifts on the Group’s online karaoke and live streaming platforms and the relevant revenue is recognized based on the estimated lifespans of the virtual gifts. The estimated lifespans are determined by the management based on the expected service period derived from historical data of user relationship period.

Significant judgements are required in determining the expected user relationship periods, including but not limited to historical users’ activities patterns and churn out rate. The Group has adopted a policy of assessing the estimated lifespans of virtual gifts on a regular basis whenever there is any indication of change in the expected user relationship periods.

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

Management judgment is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the revenue growth and margin, terminal growth rates and pre-tax discount rates assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to income statement.

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

During the years ended December 31, 2018, 2019 and 2020, revenue contributed from music subscription packages amounted to RMB2,499 million, RMB3,563 million and RMB5,560 million, respectively.

As at December 2019 and 2020, incremental contract costs related to contracts with customers are not material to the Group. Details of contract liabilities were disclosed in Note 26.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Interest Income

Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

7	Other (losses)/gains, net

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Government grants and tax rebates (note)	52	132	245
Impairment provision for investments in associates (Note 16)	(2)	(43)	(4)
Net foreign exchange losses	(31)	—	—
Gain on step-up acquisition arising from business combination	—	—	19
Fair value change of investment	(30)	(37)	—
Gain on disposal of a subsidiary	—	—	32
Others	(18)	26	70

	(29)	78	362

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

8	Expense by nature

	Year ended December 31,
	2018 RMB’million	2019 RMB’million	2020 RMB’million
Service costs (note i)	10,323	14,967	17,478
Advertising agency fees	204	233	505
Employee benefits expenses (note ii and note iii)	2,077	2,527	3,004
Promotion and advertising expenses	1,511	1,823	2,227

Notes:

(i)	Service costs mainly comprised licensing costs, revenue sharing fees paid to content creators and content delivery costs primarily relating to server, cloud services and bandwidth costs.

(ii)

During the years ended December 31, 2018, 2019 and 2020, the Group incurred expenses for the purpose of research and development of approximately RMB937 million, RMB1,159 million and RMB1,667 million, which comprised employee benefits expenses of RMB825 million, RMB1,012 million and RMB1,488 million respectively. No significant development expenses had been capitalized for the years ended December 31, 2018, 2019 and 2020.

(iii)	Employee benefits expenses

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	1,228	1,616	2,020
Welfare, medical and other expenses	293	295	373
Share-based compensation expenses	487	519	569
Contribution to pension plans	69	97	42

	2,077	2,527	3,004

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Expense by nature (Continued)

Notes (Continued):

Majority of the Group’s contributions to pension plans are related to the local employees in the PRC. All local employees of the subsidiaries in the PRC participate in employee social security plans established in the PRC, which cover pension, medical and other welfare benefits. The plans are organized and administered by the governmental authorities. Other than the contributions made to these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to certain ceilings imposed. These contributions are paid to the respective labor and social welfare authorities and are expensed as incurred.

9	Finance cost

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Interest and related expenses	35	68	99
Exchange gains	—	(4)	(2)

	35	64	97

10	Taxation

(a)	Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong

Under the current tax laws of Hong Kong, TME Hong Kong is subject to Hong Kong profits tax at 16.5% on its taxable income generated from the operations in Hong Kong. Dividends from TME Hong Kong is not subject to Hong Kong profits tax.

(iii)	PRC

Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) “Software Enterprise” (“SE”) and “Key Software Enterprise” (“KSE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%, Qualified SE is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years and Qualified KSE is eligible for a preferential tax rate of 10%.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Taxation (Continued)

(a)	Income tax expense (Continued)

Guangzhou Kugou, Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020. Yeelion Online and TME Tech Shenzhen were qualified as SE and have entitled to tax holidays starting from the year ended December 31, 2017 (i.e. their first profitable year in 2017). TME Tech Shenzhen and Yeelion Online were further qualified as KSE and have entitled to preferential tax rate of 10% for the year ended December 31, 2019. For the year ended December 31, 2020, TME Tech Shenzhen and Yeelion Online were entitled to a reduced tax rate of 12.5%. Yeelion Online Network Technology (Tianjin) Co., Ltd. (‘‘Yeelion Online Tianjin”) and Guangzhou Shiyinlian Software Technology Co., Ltd. (‘‘Shiyinlian”) were qualified as SE and have been entitled to tax holidays starting from the years ended December 31, 2019 (i.e. their first profitable year in 2019).

Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates of 5% or 10%.

The income tax expense of the Group is analyzed as follows:

	Year ended December 31,
	2018 RMB’million	2019 RMB’million	2020 RMB’million
Current income tax	255	703	634
Deferred income tax (note b)	(84)	(140)	(178)

Total income tax expense	171	563	456

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2018, 2019 and 2020, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2018 RMB’million	2019 RMB’million	2020 RMB’million
Profit before income tax expense	2,003	4,540	4,632

Tax calculated at a tax rate of 25%	501	1,135	1,158
Effects of different tax rates applicable to different subsidiaries of the Group	396	(36)	34
Effects of tax holiday on assessable profit of certain subsidiaries	(530)	(88)	(214)
Effects of tax holiday of a subsidiary recognized for prior year	(116)	—	—
Effects of preferential tax rate on assessable profit of certain subsidiaries	(230)	(556)	(631)
Expense not deductible for tax purposes	156	133	82
Income not subject to tax	(2)	—	—
Unrecognized deferred income tax assets	37	16	46
Utilization of previously unrecognized tax assets	(40)	(50)	(11)
Others	(1)	9	(8)

	171	563	456

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Taxation (Continued)

(a)	Income tax expense (Continued)

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2018 RMB’million	2019 RMB’million	2020 RMB’million
Effects of tax holiday on assessable profit of certain subsidiaries	646	88	214
Per ordinary share effect—basic	0.21	0.03	0.06
Per ordinary share effect—diluted	0.20	0.03	0.06

The Group’s profit before tax consists of:

	Year ended December 31,
	2018 RMB’million	2019 RMB’million	2020 RMB’million
Non-PRC	(1,579)	470	(4)
PRC	3,582	4,070	4,636

	2,003	4,540	4,632

(b)	Deferred income tax

	As at December 31,
	2019	2020
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	61	105
Deferred revenue	46	55
Accruals	74	136
Deemed distribution arising from carve out of Tencent Music Business	13	8
Others	6	4

Total deferred tax assets	200	308
Set-off of deferred tax liabilities pursuant to set-off provisions	(8)	(5)

Net deferred tax assets	192	303

The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	305	270

Total deferred tax liabilities	305	270
Set-off of deferred tax liabilities pursuant to set-off provisions	(8)	(5)

Net deferred liabilities	297	265

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Taxation (Continued)

(b)	Deferred income tax (Continued)

The recovery of deferred income tax:

	As at December 31,
	2019	2020
	RMB’million	RMB’million
Deferred tax assets:
to be recovered after more than 12 months	43	38
to be recovered within 12 months	149	265

	192	303

Deferred tax liabilities:
to be recovered after more than 12 months	229	203
to be recovered within 12 months	68	62

	297	265

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Deemed distribution	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2019	39	30	40	19	3	131
Credited/(charged) to income statement	22	16	34	(6)	3	69

At December 31, 2019	61	46	74	13	6	200
Credited/(charged) to income statement	44	9	62	(5)	(2)	108

At December 31, 2020	105	55	136	8	4	308

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2019 and 2020, the Group did not recognize deferred income tax assets of RMB42 and RMB96 million respectively in respect of cumulative tax losses amounting to, RMB436 million and RMB664 million respectively. These tax losses will expire from 2021 to 2025.

The movements of deferred income tax liabilities were as follows:

	Intangible assets RMB’million	Total RMB’million
At January 1, 2019	362	362
Credited to income statement	(71)	(71)
Business combination	14	14

At December 31, 2019	305	305
Credited to income statement	(70)	(70)
Business combination	35	35

At December 31, 2020	270	270

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Earnings per share

(a)	Basic earnings per share

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

For the years ended December 31, 2018, 2019 and 2020, certain share options, certain RSU and puttable shares that were anti-diluted and excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Earnings
Net income attributable to equity holders of the Company	1,833	3,982	4,155

	Number of shares
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,076,314,670	3,272,754,403	3,313,527,847
Dilution effect—adjustments for share options and RSUs	82,906,218	74,817,935	46,932,912

Shares used in computing diluted earnings per share	3,159,220,888	3,347,572,338	3,360,460,759

	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	0.60	1.22	1.25
Diluted earnings per share for Class A and Class B ordinary shares	0.58	1.19	1.24
Basic earnings per ADS	1.19	2.43	2.51
Diluted earnings per ADS	1.16	2.38	2.47

Note: One ADS represented two Class A ordinary shares of the Company.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Property, plant and equipment

	Servers and network equipment RMB ’million	Leasehold improve -ments RMB ’million	Office furniture, equipment and others RMB ’million	Total RMB ’million
At January 1, 2019
Cost	217	88	30	335
Accumulated depreciation	(96)	(57)	(14)	(167)

Net book amount	121	31	16	168

Year ended December 31, 2019
Opening net book amount	121	31	16	168
Additions	63	13	24	100
Business combination	—	—	1	1
Disposals	—	(1)	(1)	(2)
Depreciation charge	(60)	(17)	(11)	(88)

Closing net book amount	124	26	29	179

At December 31, 2019
Cost	264	59	41	364
Accumulated depreciation	(140)	(33)	(12)	(185)

Net book amount	124	26	29	179

Year ended December 31, 2020
Opening net book amount	124	26	29	179
Additions	53	11	33	97
Business combination	1	—	1	2
Disposals	(1)	—	—	(1)
Depreciation charge	(66)	(13)	(22)	(101)

Closing net book amount	111	24	41	176

At December 31, 2020
Cost	315	67	70	452
Accumulated depreciation	(204)	(43)	(29)	(276)

Net book amount	111	24	41	176

During the years ended December 31, 2018, 2019 and 2020, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Cost of revenues	47	64	74
Selling and marketing expenses	1	1	1
General and administrative expenses	30	23	26

	78	88	101

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Right-of-use assets

The carrying amounts of right-of-use assets are as below:

	Buildings	Others	Total
	RMB’million	RMB’million	RMB’million
Net book amount at January 1, 2019	100	—	100
Inception of new leases	89	20	109
Depreciation charge	(53)	(8)	(61)

Net book amount at December 31, 2019	136	12	148
Inception of new leases	257	—	257
Depreciation charge	(76)	(10)	(86)
Disposal	(8)	—	(8)

Net book amount at December 31, 2020	309	2	311

During the years ended December 31, 2019 and 2020, interest expense of RMB7 million and RMB9 million arising from lease liabilities was included in finance costs. Expense related to short-term leases of RMB201 million and RMB26 million were included in cost of revenues and expenses during the year ended December 31, 2019, and expense related to short-term leases of RMB238 million and RMB26 million were included in cost of revenues and expenses during the year ended December 31, 2020,

The total cash outflow in financing activities for leases in 2019 was RMB63 million, including principal elements of lease payments of approximately RMB56 million and related interest paid of approximately RMB7 million, respectively. The total cash outflow in financing activities for leases in 2020 was RMB84 million, including principal elements of lease payments of approximately RMB78 million and related interest paid of approximately RMB6 million, respectively.

The Group considered the lease as a single transaction in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2019 and 2020, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

During the years ended December 31, 2019 and 2020, the leases of low value items were immaterial and there were no lease with variable lease payment.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Corporate customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2019
Cost	1,340	285	335	238	134	125	2,457
Accumulated amortization	(287)	(13)	(123)	(152)	(71)	(48)	(694)

Net book amount	1,053	272	212	86	63	77	1,763

Year ended December 31, 2019
Opening net book amount	1,053	272	212	86	63	77	1,763
Additions	—	225	—	—	—	12	237
Business combination	—	34	—	—	22	—	56
Amortization charge	(116)	(157)	(52)	(42)	(33)	(34)	(434)

Closing net book amount	937	374	160	44	52	55	1,622

At December 31, 2019
Cost	1,340	544	335	185	156	136	2,696
Accumulated amortization	(403)	(170)	(175)	(141)	(104)	(81)	(1,074)

Net book amount	937	374	160	44	52	55	1,622

Year ended December 31, 2020
Opening net book amount	937	374	160	44	52	55	1,622
Additions	—	876	—	—	—	13	889
Business combination (Note 27)	—	145	—	—	—	1	146
Amortization charge	(116)	(365)	(51)	(40)	(34)	(31)	(637)

Closing net book amount	821	1,030	109	4	18	38	2,020

At December 31, 2020
Cost	1,340	1,554	335	185	156	160	3,730
Accumulated amortization	(519)	(524)	(226)	(181)	(138)	(122)	(1,710)

Net book amount	821	1,030	109	4	18	38	2,020

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Intangible assets (Continued)

During the years ended December 31, 2018, 2019 and 2020, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,
	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Cost of revenues	78	239	434
Selling and marketing expenses	62	42	41
General and administrative expenses	151	153	162

	291	434	637

15	Goodwill

	Year ended December 31,
	2019	2020
	RMB’million	RMB’million
At January 1	17,088	17,140
Business combination	52	352

At December 31	17,140	17,492

Goodwill is tested for impairment on an annual basis or when there are indications the carrying amount may be impaired. For the purpose of impairment testing, the Group allocates its goodwill to the relevant CGUs or group of CGUs, and compares the recoverable amounts of these CGUs/groups of CGUs to their respective carrying amounts. Goodwill to the extent of approximately RMB16 billion is related to the reverse acquisition in 2016 (Note 1.1). The recoverable amount of a CGU (or group of CGUs) is the higher of its value in use and fair value less costs of disposal.

Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of each group of CGUs use cash flow projections developed based on financial budgets approved by management of the Group covering a five-year period. Cash flows beyond the five-year period are extrapolated using a terminal growth rate of not more than 3% for each of the CGUs/group of CGUs. Other key parameters applied in the financial budgets for impairment review purpose including revenue growth and margin, which do not exceed the industry growth forecast. Pre-tax discount rates ranging from 13% to 17.5% are adopted, which reflects market assessment of time value and the specific risks relating to the industry that the Group operates. The financial projections were determined by the management based on past performance and its expectation for market development.

When determining the recoverable amounts, management has not identified reasonably possible change in key assumptions that could cause the CGU’s (group of CGU’s) carrying amount to exceed the recoverable amount. No impairment is recognized for the years ended December 31, 2019 and 2020.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Investments accounted for using equity method

	As at December 31,
	2019 RMB’million	2020 RMB’million
Investments in associates	422	2,196
Investments in joint ventures	67	59

	489	2,255

	Year ended December 31,
	2018 RMB’million	2019 RMB’million	2020 RMB’million
Share of (loss)/profit of investments accounted for using equity method:
Associates	12	(9)	23
Joint ventures	(13)	(9)	(4)

	(1)	(18)	19

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2019	2020
	RMB’million	RMB’million
At January 1	236	489
Additions (note i)	333	1,923
Business combination	—	4
Share of (loss)/profit	(18)	19
Share of other comprehensive losses	(1)	(9)
Disposal	(1)	—
Step acquisition accounted for as business combination	—	(21)
Impairment provision (note ii)	(43)	(4)
Currency translation differences	3	(146)
Dividend received	(20)	—

At December 31	489	2,255

Notes:

(i)

In March 2020, the Group completed the investment of 9.94% equity interest in a consortium, Concerto Partners LLC (“Concerto”), which is led by Tencent to acquire a 10% equity stake in Universal Music Group (“UMG”), for an investment consideration of EUR200 million (equivalent to approximately RMB1,531 million). According to the shareholders agreement of Concerto, the Group is able to participate in certain key decision making process of Concerto and therefore, this investment is accounted for as investment in an associate.

(ii)

Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments maybe impaired, including but not limited to financial position, business performance and market capitalization. During the year ended December 31, 2020, the impairment losses mainly resulted from revisions of financial business outlook of the associates and changes in the market environment of the underlying business.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	Financial assets at fair value

(a)	Financial assets at fair value through other comprehensive income

As at December 31, 2019 and 2020, the Group’s financial assets at fair value through other comprehensive income mainly represented its equity investment in Spotify Technology S.A. (“Spotify”). Spotify has been listed on the New York Stock Exchange since April 2018. During the year ended December 31, 2020, the Group subscribed approximately 0.78% of the outstanding common stock of new Warner Music Group Corp. (“WMG”) during its IPO for approximately USD100 million (approximately RMB708 million at the transaction date).

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2019	2020
	RMB’million	RMB’million
Listed equity investments
At January 1	3,331	4,461
Addition	—	708
Fair value change	1,031	5,219
Currency translation differences	99	(617)

At December 31	4,461	9,771

(b)	Other investments

Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,
	2019	2020
	RMB’million	RMB’million
At January 1	256	255
Addition	3	132
Disposal	(4)	(1)

At December 31	255	386

Of which are:
Current	38	37
Non-current	217	349

	255	386

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Prepayments, deposits and other assets

	As at December 31,
	2019	2020
	RMB’million	RMB’million
Included in non-current assets
Prepaid contents royalties	816	956

	816	956

Included in current assets
Prepaid contents royalties	1,600	1,882
Value-added tax recoverable	153	149
Prepaid vendors deposits and other receivables	199	484
Prepaid promotion and other expenses	133	239
Receivable from Tencent (Note 31(b))	50	39
Others	85	53

	2,220	2,846

19	Accounts receivable

	As at December 31,
	2019	2020
	RMB’million	RMB’million
Accounts receivable	2,209	2,814
Less: loss allowance for expected credit losses	(11)	(14)

Accounts receivable, net	2,198	2,800

Ageing analysis of the accounts receivable based on invoice date:
Up to 3 months	1,913	2,490
3 to 6 months	116	165
Over 6 months	180	159

	2,209	2,814

The loss allowances for accounts receivable as at December 31, 2019 and 2020 reconciled to the opening loss allowances as follows:

	Year ended December 31,
	2019	2020
	RMB’million	RMB’million
At January 1	7	11
Provision for loss allowance recognized in income statement	18	8
Receivables written off during the year as uncollectible	(14)	(5)

At December 31	11	14

20	Term deposits and cash and cash equivalents

(a)	Term deposits

As at December 31, 2019 and 2020, the Group’s term deposits were denominated in RMB.

As at December 31, 2019 and 2020, the carrying amounts of the term deposits with initial terms of over three months approximated their fair values.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	Term deposits and cash and cash equivalents (Continued)

(b)	Cash and cash equivalents

	As at December 31,
	2019	2020
	RMB’million	RMB’million
Cash at bank	8,892	11,108
Term deposits with initial terms within three months	6,534	20

	15,426	11,128

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share capital

	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury Shares RMB’million
Balance January 1, 2018 (US$0.000083 par value; 4,800,000,000 shares authorized)	2,970,573,050	2	23,915	—	—
Issuance of ordinary shares (note i)	97,381,238	—	2,433	—	—
Issuance of ordinary shares for acquiring the remaining interest in UEC	23,084,008	—	1,027	—	—
Issuance of puttable ordinary shares (note ii)	24,757,517	—	—	—	—
Issuance of ordinary shares to Music Label Partners (note iii)	68,131,015	—	2,905	—	—
Issuance of ordinary shares upon initial public offering (note iv)	82,059,658	—	3,496	—	—

Balance December 31, 2018 (US$0.000083 par value; 4,800,000,000 shares authorized)	3,265,986,486	2	33,776	—	—

Issuance of ordinary shares (note v)	280,512	—	12	—	—
Employee share award schemes
—value of employee service	—	—	637	—	—
—Shares held for share award schemes (note vi)	—	—	—	(31)	—
—Shares allotted and issued for share award schemes (note vii)	88,798,940	—	—	—	—

Balance December 31, 2019 (US$0.000083 par value; 4,800,000,000 shares authorized)	3,355,065,938	2	34,425	(31)	—

Employee share award schemes
—value of employee service	—	—	619	—	—
—Shares held for share award schemes (note vi)	—	—	—	(47)	—
—Shares allotted and issued for share award schemes (note vii)	30,077,800	—	—	—	—
Repurchase of ordinary shares (note viii)	—	—	—	—	(134)

Balance December 31, 2020 (US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,044	(78)	(134)

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share capital (Continued)

As at December 31, 2019 and 2020, analysis of the Company’s issued shares is as follows:

	As at December 31, 2019		As at December 31, 2020
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	1,325,454,335	—	1,670,004,560	1
Class B ordinary shares	2,029,611,603	2	1,715,139,178	1

	3,355,065,938	2	3,385,143,738	2

*	All issued shares are fully paid as at December 31, 2019 and 2020.

Notes:

(i)

From January to March 2018, 97,318,238 ordinary shares of the Company were allotted and issued to certain existing shareholders and new financial investors for an aggregated consideration of US$382 million (equivalents to approximately RMB2,493 million). These shares rank pari passu in all respects with the shares in issue. The excess over the par value was credited to the additional paid-in capital.

(ii)	Issuance of puttable ordinary shares

From January to March 2018, the Company allotted and issued 24,757,517 ordinary shares of the Company to certain investors for an aggregate consideration of US$123 million (equivalents to approximately RMB803 million). The consideration comprised cash proceeds of US$67 million (equivalents to approximately RMB437 million) and business cooperation arrangements, in form of contents cooperation, valued at approximately US$56 million (equivalents to approximately RMB365 million).

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

The present value of the outflows of cash in relation to the Put Right of approximately US$67 million (equivalents to approximately RMB437 million) is recognized as a liability (Note 25) and subsequently measured at fair value. The residual balance of approximately US$56 million (equivalents to approximately RMB365 million) is accounted for as an equity-settled share-based compensation and recognized in equity. In January 2021, the Put Right was expired and the relevant liability was derecognized and reclassified to equity accordingly.

(iii)	Share Issuances to Music Label Partners

On October 3, 2018, the Company issued a total of 68,131,015 ordinary shares to WMG China LLC (“Warner”), an affiliate of Warner Music Group, and Sony Music Entertainment (“Sony”) for an aggregate cash consideration of approximately US$200 million. Under the share subscription agreements, shares held by Warner and certain shares held by Sony are subject to a lock-up until the

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share capital (Continued)

Notes (Continued):

(iii)	Share Issuances to Music Label Partners (Continued)

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

(iv)	Dual-class ordinary share structure

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

(v)

On February 20, 2019, the Company completed a private placement, where the Company sold to Tencent 280,512 Class A ordinary shares with an aggregate value of US$1.8 million at the offering price per share in our initial public offering for distribution to its eligible shareholders as required by the relevant listing rules of the Hong Kong Stock Exchange.

(vi)

During the years ended December 31, 2019 and 2020, the Share Scheme Trust withheld 617,634 and 1,046,852 Class A ordinary shares of the Company for an amount of approximately RMB31 million and RMB47 million which had been deducted from the equity

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	Share capital (Continued)

Notes (Continued):

(vii)

As at December 31, 2019 and 2020, 31,310,524 and 35,763,090 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes.

(viii)	Repurchase of shares

In December 2019, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$400 million of its Class A ordinary shares in the form of ADSs during a twelve-month period commencing on December 15, 2019.

During the year ended December 31, 2020, the Company had repurchased 1,936,742 ADSs from the open market, at an aggregate consideration of approximately US$19 million in cash under this share repurchase program. The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	Other reserves

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2018	576	463	59	(101)	—	—	997
Currency translation differences	—	—	—	552	—	—	552
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(675)	—	(675)
Acquisition of remaining interests in associates	—	—	—	—	—	(831)	(831)
Share based compensation	840	—	—	—	—	—	840
Profit appropriations to PRC statutory reserves	—	—	20	—	—	—	20

At December 31, 2018	1,416	463	79	451	(675)	(831)	903
Currency translation differences	—	—	—	261	—	—	261
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	1,031	—	1,031
Share of other comprehensive losses of an associate	—	—	—	—	—	(1)	(1)
Share based compensation	519	—	—	—	—	—	519
Exercise of share options/RSU	(465)	—	—	—	—	—	(465)
Additional investments in non- wholly owned subsidiaries	—	—	—	—	—	(76)	(76)
Profit appropriations to PRC statutory reserves	—	—	15	—	—	—	15

At December 31, 2019	1,470	463	94	712	356	(908)	2,187
Currency translation differences	—	—	—	(1,286)	—	—	(1,286)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	5,219	—	5,219
Share of other comprehensive losses of an associate	—	—	—	—	—	(9)	(9)
Share based compensation	569	—	—	—	—	—	569
Exercise of share options/RSU	(429)	—	—	—	—	—	(429)
Additional investments in non-wholly owned subsidiaries	—	—	—	—	—	(2)	(2)
Profit appropriations to PRC statutory reserves	—	—	51	—	—	—	51

At December 31, 2020	1,610	463	145	(574)	5,575	(919)	6,300

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2018	53,498,273	0.21	2.09
Anti-dilution adjustments	4,731,938	—	—
Forfeited	(1,494,002)	0.24	2.05

Outstanding as at December 31, 2018	56,736,209	0.19	1.94

Vested and expected to vest as at December 31, 2018	55,921,341	0.19	1.94
Exercisable as at December 31, 2018	50,155,161	0.18	1.94
Non vested as at December 31, 2018	6,581,048	0.25	1.91
Outstanding as at January 1, 2019	56,736,209	0.19	1.94
Exercised	(42,091,694)	0.18	1.97
Forfeited	(747,211)	0.20	2.04

Outstanding as at December 31, 2019	13,897,304	0.23	1.92

Vested and expected to vest as at December 31, 2019	13,670,469	0.23	1.92
Exercisable as at December 31, 2019	12,007,012	0.23	1.91
Non vested as at December 31, 2019	1,890,292	0.24	1.92
Outstanding as at January 1, 2020	13,897,304	0.23	1.92
Exercised	(7,866,422)	0.23	1.91
Forfeited	(46,982)	0.27	1.91

Outstanding as at December 31, 2020	5,983,900	0.23	1.93

Vested and expected to vest as at December 31, 2020	5,983,900	0.23	1.93
Exercisable as at December 31, 2020	5,983,900	0.23	1.93
Non vested as at December 31, 2020	—	—	—

The weighted average price of the shares at the time these options were exercised was US$7.46 per share (equivalent to approximately RMB48.68) and US$6.76 per share (equivalent to approximately RMB44.11) during the years ended December 31, 2019 and 2020 (December 31, 2018: Nil).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price		Share options December 31, 2019	Share options December 31, 2020
March 1, 2015	February 28, 2025	US$	0.000076	339,001	278,801
March 1, 2015	February 28, 2025	US$	0.27	394,470	50,000
March 1, 2015	February 28, 2025	US$	0.000076	1,407,820	460,220
March 1, 2015	February 28, 2025	US$	0.27	1,409,162	417,410
March 30, 2015	March 29, 2025	US$	0.27	1,953,472	700,882
July 1, 2015	June 30, 2025	US$	0.27	—	—
October 1, 2015	September 30, 2025	US$	0.27	245,826	125,100
December 31, 2015	December 30, 2025	US$	0.27	1,529,224	599,658
December 31, 2015	December 30, 2025	US$	0.000076	90,302	—
March 1, 2016	February 28, 2026	US$	0.27	255,377	107,889
March 31, 2016	March 30, 2026	US$	0.27	156,498	98,938
June 1, 2016	May 30, 2026	US$	0.27	—	—
June 30, 2016	June 29, 2026	US$	0.000076	163,272	81,638
June 30, 2016	June 29, 2026	US$	0.27	5,952,880	3,063,364

Total				13,897,304	5,983,900

Weighted average remaining contractual life of options outstanding at end of period:				5.87	5.01

(ii)	2017 Restricted Share Scheme and 2017 Option Plan

Followed the completion of the Reverse Acquisition, the Company has reserved certain ordinary shares to be issued to any qualified employees of Tencent Music Business transferred to the Group.

Pursuant to the RSUs agreements under 2017 Restricted Share Scheme, subject to grantee’s continued services to the Group through the applicable vesting date, some RSUs follow the first category of vesting schedule, one-fourth (1/4) of which shall vest eighteen months after grant date, and one-fourth (1/4) every year after. Some granted RSUs shall follow the second vesting schedule, half (1/2) shall vest six months after grant date, and the other half shall vest six months thereafter. Other granted RSUs shall follow the third vesting schedule, which were divided into range of half, one to third and one to fourth tranches on an equal basis as at their grant dates, and the tranches will become exercisable in each subsequent year.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Movements in the number of RSUs for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Number of awarded shares
	Year ended December 31,
	2018	2019	2020
Outstanding as at January 1	8,141,664	13,724,100	26,659,516
Anti-dilution adjustments	719,968	—	—
Granted	5,335,010	19,567,514	24,156,236
Vested	—	(5,700,520)	(7,732,794)
Forfeited	(472,542)	(931,578)	(2,071,596)

Outstanding as at December 31	13,724,100	26,659,516	41,011,362

Expected to vest as at December 31	10,318,030	24,377,060	37,672,420

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2018, 2019 and 2020 was US$6.12 per share (equivalent to approximately RMB39.93 per share), US$7.07 per share (equivalent to approximately RMB46.13 per share) and US$6.68 per share (equivalent to approximately RMB43.59 per share) respectively.

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

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Non vested as at December 31, 2017	26,961,386	1.89	2.17
Outstanding as at January 1, 2018	26,961,386	1.89	2.17
Anti-dilution adjustments	2,384,714	—	—
Granted	7,777,224	6.76	3.27
Forfeited	(1,037,021)	1.35	1.85

Outstanding as at December 31, 2018	36,086,303	2.75	2.24

Vested and expected to vest as at December 31, 2018	28,604,121	2.58	2.38
Exercisable as at December 31, 2018	7,252,971	1.76	1.75
Non vested as at December 31, 2018	28,833,332	3.00	2.47
Outstanding as at January 1, 2019	36,086,303	2.75	2.24
Granted	1,993,780	7.05	3.00
Exercised	(9,696,202)	1.78	1.95
Forfeited	(1,743,373)	2.67	2.33

Outstanding as at December 31, 2019	26,640,508	3.43	2.39

Vested and expected to vest as at December 31, 2019	25,329,481	3.44	2.38
Exercisable as at December 31, 2019	6,065,968	2.45	2.04
Non vested as at December 31, 2019	20,574,540	3.71	2.50
Outstanding as at January 1, 2020	26,640,508	3.43	2.39
Granted	4,992,390	6.44	2.70
Exercised	(10,026,018)	2.64	1.92
Forfeited	(455,694)	6.27	3.01

Outstanding as at December 31, 2020	21,151,186	4.45	2.68

Vested and expected to vest as at December 31, 2020	20,097,190	4.44	2.68
Exercisable as at December 31, 2020	4,762,058	3.05	2.74
Non vested as at December 31, 2020	16,389,128	4.86	2.66

The weighted average price of the shares at the time these options were exercised was US$6.79 per share (equivalent to approximately RMB44.30) and US$7.66 per share (equivalent to approximately RMB49.98) during the years ended December 31, 2019 and 2020.

The fair value of share options were valued using the Binomial option-pricing model.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Assumptions used in the Binomial option-pricing model are presented below:

	Granted in
	2018	2019	2020
Risk free interest rate	2.97%-3.21%	2.08%	0.71%-0.91%
Expected dividend yield	0%	0%	0%
Expected volatility	50%-60%	40%	40%-42.5%
Exercise multiples	2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

Share options outstanding at the end of the year have the following expiry date and exercise prices:

				Share options as at December 31,
Grant Date	Expiry date	Exercise price		2019	2020
June 16, 2017	June 15, 2027	US$	2.32	7,889,968	2,738,756
August 31, 2017	August 30, 2027	US$	0.27	4,513,508	2,748,802
December 20, 2017	December 19, 2027	US$	2.32	5,551,752	3,973,756
April 16, 2018	April 15, 2028	US$	4.04	975,000	650,000
October 17, 2018	October 16, 2028	US$	7.14	5,716,500	4,667,500
June 14, 2019	June 13, 2029	US$	7.05	1,993,780	1,637,002
June 12, 2020	June 12, 2030	US$	6.20	—	4,285,570
August 15, 2020	August 15, 2030	US$	7.56	—	208,790
October 15, 2020	October 15, 2030	US$	7.17	—	71,930
December 15, 2020	December 15, 2030	US$	9.53	—	169,080

Total				26,640,508	21,151,186

Weighted average remaining contractual life of options outstanding at end of year:				8.07	7.74

(b)	Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) and granted certain share options and shares awards to the employees of the Group prior to the Merger in July 2016. No new grant to the employees of the Group by Tencent during the years ended December 31, 2018, 2019 and 2020.

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

	Number of shares	Average exercise price (HK$)	Weighted- average grant date fair value (HK$)
Outstanding as at January 1, 2018	85,335	208.93	64.43
Exercised	(10,235)	150.16	47.30

Outstanding as at December 31, 2018	75,100	216.94	66.76

Vested and expected to vest as at December 31, 2018	63,462	214.53	66.11
Exercisable as at December 31, 2018	24,212	207.49	64.21
Non vested as at December 31, 2018	50,888	221.43	67.97
Outstanding as at January 1, 2019	75,100	216.94	66.76
Exercised	(10,000)	174.86	55.42

Outstanding as at December 31, 2019	65,100	223.40	68.50

Vested and expected to vest as at December 31, 2019	63,626	223.28	68.47
Exercisable as at December 31, 2019	35,605	219.24	67.38
Non vested as at December 31, 2019	29,495	228.43	69.86
Outstanding as at January 1, 2020	65,100	223.40	68.50
Exercised	(18,060)	215.84	66.46

Outstanding as at December 31, 2020	47,040	226.30	69.29

Vested and expected to vest as at December 31, 2020	46,635	225.90	69.18
Exercisable as at December 31, 2020	38,937	216.72	66.70
Non vested as at December 31, 2020	8,103	272.36	81.70

The weighted average price of the shares at the time these options were exercised was HK$322.79 (equivalent to approximately RMB271.65), HK$330.2 (equivalent to approximately RMB277.89), and HK$529.38 per share (equivalent to approximately RMB445.51), during the years ended December 31, 2018, 2019 and 2020.

The fair values of employee stock options were valued using the Binomial option-pricing model.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

				Share options
				as at December 31,
Grant Date	Expiry date	Exercise price		2019	2020
July 6, 2016	July 5, 2023	HK$	174.86	32,690	22,220
July 10, 2017	July 9, 2024	HK$	272.36	32,410	24,820

Total				65,100	47,040

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Share based compensation (Continued)

(b)	Share-based compensation plans of Tencent (Continued)

Movements in the number of awarded shares for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Number of awarded shares Year ended December 31,
	2018	2019	2020
Outstanding as at January 1	430,418	187,948	54,575
Forfeited	(4,718)	(9,037)	(6,497)
Vested and transferred	(237,752)	(124,336)	(45,763)

Outstanding as at December 31	187,948	54,575	2,315

Expected to vest as at December 31	166,321	48,977	2,199

The fair value of the awarded shares was calculated based on the market price of the Tencent’s shares at the respective grant date. The expected dividends during the vesting period have been taken into account when assessing the fair value of these awarded shares.

The outstanding awarded shares as at December 31, 2020 were divided into two to five tranches on an equal basis as at their grant dates. The first tranche can be exercised immediately or after a specified period ranging from four months to four years from the grant date, and the remaining tranches will become exercisable in each subsequent year. The optionee may elect at any time while remains an employee, to exercise any part or all of the vested options before the expiry date.

(c)	Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2019 and 2020, the Expected Retention Rate of the Group was assessed to be 88%-95%.

24	Notes payable

	As at December 31,
	2019 RMB’million	2020 RMB’million
Included in non-current liabilities
Notes payable	—	5,175

	—	5,175

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Notes payable (Continued)

In September, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount (USD’million)	Carrying amount at December 31, 2020 (RMB’million)	Interest Rate (per annum)	Due
2025 Notes	300	1,945	1.375%	2025
2030 Notes	500	3,230	2.000%	2030

	800	5,175

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost, at a net proceed amounting to RMB5,400 million. Movement during the year ended December 31, 2020 since the inception date mainly represented the currency translation adjustments of RMB227 million.

As at December 31, 2020, the carrying amounts of notes payable approximated their fair values and all the notes payable are included in non-current liabilities. Interest is payable semi-annually in arrears on and of each year, beginning in March 2021.

25	Other payables and other liabilities

	As at December 31,
	2019 RMB’million	2020 RMB’million
Included in non-current liabilities
Government grants	2	2
Deferred income	66	66

	68	68

Included in current liabilities
Dividend payable	12	12
Accrued expenses (note ii)	2,105	2,717
Advances from customers	83	68
Investment payables	611	74
Other tax liabilities	140	137
Present value of liability of puttable shares (Note 21(ii))	539	539
Deferred income	23	34
Other deposits	77	94
Others	80	206
Contingent consideration, measured at fair value (note i)	112	—

	3,782	3,881

Notes:

(i)

In October 2018, the Company acquired the entire equity interest of a music contents production company at a cash consideration comprising of a fixed amount and a variable amount, settlement in certain tranches. The variable amount is determined based on certain operating performance indicators of the acquiree and up to RMB400 million. As at December 31, 2019, contingent consideration in relation to the arrangement was recognized at fair value as determined by management taking into account the estimation of the performance indicators. The contingent consideration was fully settled during the year ended December 31, 2020.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Other payables and other liabilities (Continued)

Notes (Continued):

(ii)	Accrued expenses mainly comprise of payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

26	Deferred revenue

	As at December 31,
	2019 RMB’million	2020 RMB’million
Non-current	67	78
Current	1,694	1,608

	1,761	1,686

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for time-based virtual gifts, membership subscriptions, content sublicensing, and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2019 and 2020.

Revenue recognized for the years ended December 31, 2018, 2019 and 2020 related to carried-forward contract liabilities amounted to RMB978 million, RMB1,431 million and RMB1,694 million, respectively.

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

27	Business Combination

Acquisition of a music content company in 2020

In December 2020, the Company acquired additional equity interest of an existing associate at an aggregate consideration of RMB241 million. The consideration comprised cash of RMB140 million and a portion of equity interests of the Company’s non-wholly owned subsidiaries to the extent of RMB101 million, measured at fair value. Upon completion of the acquisition, the associate became a non-wholly owned subsidiary.

As a result of the acquisition, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the acquisition was attributable to an increase in coverage of the online music market of China. The goodwill recognized was not expected to be deductible for income tax purpose.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Business Combination (Continued)

The following table summarizes the amount of identified assets acquired and liabilities assumed at the acquisition date.

RMB’million
Aggregate Consideration	241
Fair value of existing interest as an associate of the Group	40
Fair value of non-controlling interest	266

547

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	40
Accounts and other receivables	90
Intangible assets	146
Prepayments, deposits and other assets	104
Deferred revenue	(46)
Other payables and accruals	(73)
Account payable	(21)
Deferred tax liabilities	(35)
Goodwill	342

547

The revenue and the results contributed by the acquiree to the Group for the period since the completion date were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition occur on January 1, 2020.

Transaction costs were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2020.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Cash flow information

(a)	Cash generated from operations

	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Profit before income tax	2,003	4,540	4,632
Adjustments for:
Depreciation and amortization	369	583	824
Impairment provision for investments in associates (Note 16)	2	43	4
Loss allowance for expected credit losses (Note 19)	3	18	8
Non-cash employee benefits expense—share based payments (Note 8)	487	519	569
Non-cash share-based payments arising from issues of ordinary shares to music label partners (Note 21(iii))	1,519	—	—
Fair value losses on investments	30	37	—
Net losses/(gains) in relation to equity investments	20	(1)	(32)
Gain of step-up acquisition arising from business combination (Note 27)	—	—	(19)
Share of loss/(profit) of associates and joint ventures (Note 16)	1	18	(19)
Interest income (Note 6)	(282)	(615)	(622)
Fair value change on puttable shares	35	37	37
Interest expense	—	31	62
Net exchange differences	31	(4)	(2)
Increase in accounts receivable	(182)	(733)	(520)
(Increase)/decrease in inventories	(4)	9	8
Increase in other operating assets	(789)	(175)	(887)
Increase in accounts payable	780	717	644
Increase in other operating liabilities	1,581	1,164	258

Cash generated from operations	5,604	6,188	4,945

(b)	Non-cash investing and financing activities

	2018 RMB’million	2019 RMB’million	2020 RMB’million
Issuance of ordinary shares to music label partners	1,519	—	—
Issuance of ordinary shares for equity investments	1,027	—	—
Equity interests in certain subsidiaries as consideration for business combination (Note 27)	—	—	101

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial instruments by category

The Group holds the following financial instruments:

Financial assets	Financial assets at amortized cost RMB’million	Financial assets at fair value through profit and loss RMB’million	Financial assets at fair value through other comprehensive income RMB’million	Total RMB’million
As at December 31, 2019
Accounts receivable (Note 19)	2,198	—	—	2,198
Other receivables (Note 18)	213	—	—	213
Term deposits (Note 20(a))	7,500	—	—	7,500
Short-term investments	—	6	—	6
Cash and cash equivalents (Note 20(b))	15,426	—	—	15,426
Other investments (Note 17(b))	—	255	—	255
Financial assets at fair value through other comprehensive income (Note 17(a))	—	—	4,461	4,461

	25,337	261	4,461	30,059
As at December 31, 2020
Accounts receivable (Note 19)	2,800	—	—	2,800
Other receivables (Note 18)	411	—	—	411
Term deposits (Note 20(a))	17,811	—	—	17,811
Cash and cash equivalents (Note 20(b))	11,128	—	—	11,128
Other investments (Note 17(b))	—	386	—	386
Financial assets at fair value through other comprehensive income (Note 17(a))	—	—	9,771	9,771

	32,150	386	9,771	42,307

Financial liabilities	Liabilities at amortized cost RMB’million
As at December 31, 2019
Accounts payable	2,559
Other payables and other liabilities (note)	2,261
Lease liabilities	147

4,967

As at December 31, 2020
Notes payable (Note 24)	5,175
Accounts payable	3,701
Other payables and other liabilities (note)	2,136
Lease liabilities	321

11,333

As at December 31, 2019 and 2020, financial liabilities measured at fair value comprised contingent consideration of RMB112 million and nil, were included in other payables and other liabilities.

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

The following table summarizes future minimum commitments of the Group under non-cancelable operating arrangements, which are mainly related to rental of bandwidth:

	2019	2020
	RMB’million	RMB’million
Within one year	233	462
Later than one year but not later than five years	2	23

	235	485

(b)	Contents royalty

The Group is subject to the following minimum royalty payments associated with its license agreements:

	2019	2020
	RMB’million	RMB’million
Within one year	4,513	3,356
Later than one year but not later than five years	2,704	1,271

	7,217	4,627

(c)	Investment commitments

As at December 31, 2019 and 2020, the Group had commitments of approximately RMB198 million and RMB1,700 million to invest in the equity interest of certain entities.

31	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at December 31, 2020:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	Related party transactions (Continued)

(a)	Transactions

For the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Revenue
Online music services to Tencent Group (note (i))	51	355	277
Online music services to the Company’s associates and associates of Tencent Group	18	40	206
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	63	21	213
Expenses
Operation expenses recharged by Tencent Group	589	752	1,082
Advertising agency cost to Tencent Group	207	231	440
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (note (ii))	88	132	306
Other costs to the Company’s associates and associates of Tencent Group	14	25	48

Notes:

(i)	Including revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.

(ii)

In March 2020 the Group signed a five-year strategic partnership with China Literature, a subsidiary of Tencent. Through this partnership arrangement, the Group was granted a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights to or the license to adapt, and the rights to sublicense, as well as the ability to distribute existing audiobooks in China Literature’s portfolio.

Aggregate total minimum guarantee profit sharing to China Literature for the five-year period amounted to RMB250 million, any excess portion will be shared based on a pre-determined percentage. As of December 31, 2020, the present value of the minimum guarantee of RMB227 million was recognized as intangible assets and the amortization expense for the year ended December 31, 2020 of RMB34 million was included in the content royalties to Tencent Group presented above.

These related party transactions were conducted at prices and terms as agreed by parties involved.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	Related party transactions (Continued)

(b)	Balances with related parties

	As at December 31,
	2019	2020
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	1,653	1,993
The Company’s associates and associates of Tencent Group	49	48
Included in prepayments, deposits and other assets from related parties:
Tencent Group	50	39
The Company’s associates and associates of Tencent Group	23	64
Included in accounts payable to related parties:
Tencent Group	215	763
The Company’s associates and associates of Tencent Group	15	37
Included in other payables and accruals to related parties:
Tencent Group	382	237
The Company’s associates and associates of Tencent Group	19	46

Outstanding balances are unsecured and are repayable on demand.

Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger.

(c)	Key management personnel compensation

	2018	2019	2020
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	64	65	62
Share-based compensation	223	233	205

	287	298	267

32	Contingent liabilities

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as at December 31, 2020. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB47 million. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results.

In addition, in September 2019 and October 2019, respectively, the Company, certain of its current and former directors and officers, and Tencent, based on its status as the Company’s controlling shareholder, were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. Additional complaints related to these claims may be filed in the coming months. The Company is currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. Nevertheless, with the legal advice, the Company believes these cases are without merit and intends to defend actions vigorously.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	Contingent liabilities (Continued)

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2020, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The Group has made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2020 and recognized related cost expenses for the year ended December 31, 2020. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2020, but related to cases arising on or before December 31, 2020. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

33	Events occurring after the reporting period

(a)	Acquisition of Shenzhen Lanren Online Technology Co. Ltd (“Lazy Audio”)

On January 15, 2021, The Company entered into a definitive agreement to acquire 100% equity interest of Lazy Audio, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition awards to Lazy Audio’s management team. The transaction has been completed in March 2021.

(b)	Consortium complete the acquisition of additional equity interests in UMG

On January 29, 2021, a consortium (the “Consortium”), which is led by Tencent Holdings Limited and comprising the Company and other co-investors, completed the acquisition of an additional 10% equity stake in UMG through exercising the call option as announced in December 2020. The Transaction was based on the same enterprise value of EUR30 billion for 100% of UMG’s share capital as in the initial acquisition that closed in March 2020.

Upon the closing of the Transaction, the Consortium’s equity ownership in UMG increased to 20% and TME will continue to have a 9.94% equity interest in the Consortium.

(c)	Strategic licensing agreement with Warner Record Music (“WRM”)

In March 2021, The Company extended their multi-year strategic licensing agreement with WRM upon its expiration. As part of the extension, the Company also agreed to establish a new joint venture record label in China as well as expand the partnership to a wider range, including the usage of WRM’s content across all music and entertainment platforms.

(d)	Repurchase of shares

On March 28, 2021, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its Class A ordinary shares in the form of American depositary shares (“ADSs”) during a twelve-month period commencing on March 29, 2021.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	Events occurring after the reporting period (Continued)

Up to the date of this report, the Company repurchased ADSs from the open market for an aggregate consideration of approximately US$50 million in cash pursuant to the share repurchase program.

34	Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on April 9, 2021.