Form 20-F
period 2021-12-31
Tencent Music Entertainment Group
filed 2022-04-26
CIK 1744676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue,
Hi-Tech
Park, Nanshan District,
Shenzhen, 518057, the People’s Republic of China
(Address of principal executive offices)
Ms. Min Hu, Chief Financial Officer
Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue,
Hi-Tech Park, Nanshan District,
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
3,390,154,264 ordinary shares, comprised of 1,675,015,086 Class A ordinary shares, par value US$
0.000083
per share, and
 1,715,139,178
Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2021.
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

INTRODUCTION
Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to the American depositary shares, each representing two Class A ordinary shares;

•	“AI” refers to artificial intelligence;

•	“Beijing Gongse” refers to Beijing Gongse Enterprise Management Co., Ltd., one of the VIEs;

•	“Beijing Shangqin” refers to Beijing Shangqin Culture Management Partnership (Limited Partnership), one of the VIEs;

•	“Beijing Yuzhong” refers to Beijing Yuzhong Entertainment Culture Partnership (Limited Partnership), one of the VIEs;

•	“Beijing Zhizheng” refers to Beijing Zhizheng Music Culture Co., Ltd., one of the VIEs;

•	“Beijing Kuwo” refers to Beijing Kuwo Technology Co., Ltd., one of the VIEs;

•	“CAC” refers to the Cyberspace Administration of China;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“CMC” refers to China Music Corporation;

•	“Guangxi Hexian” refers to Guangxi Hexian Investment Management Co., Ltd., one of the VIEs;

•	“Guangxi Qingse” refers to Guangxi Qingse Venture Capital Co., Ltd., one of the VIEs;

•	“Guangzhou Kugou” refers to Guangzhou Kugou Computer Technology Co., Ltd., one of the VIEs;

•	“Group” refers to our company, its subsidiaries, its controlled structured entities (“Variable interest entities”, or “VIEs”) and their subsidiaries;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of the Hong Kong SAR;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“MCSC” refers to the Music Copyright Society of China;

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

i

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

•	“publishing rights” refers to the copyrights of music and non-music works for the purpose of this annual report;

•	“Qianhai Daizheng” refers to Shenzhen Qianhai Daizheng Music Culture Co., Ltd., one of the VIEs;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“Shenzhen Lanren” refers to Shenzhen Lanren Online Technology Co, Ltd., which we acquired in March 2021;

•	“Shenzhen Ultimate Music” refers to Shenzhen Ultimate Music Culture and Technology Co., Ltd., one of the VIEs;

•	“Spotify” refers to Spotify Technology S.A., one of our principal shareholders;

•	“Tencent” refers to Tencent Holdings Limited, our controlling shareholder;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

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

•
“mobile MAUs” or “PC MAUs” for a given month (i) with respect to each of our products (except
WeSing
) is measured as the number of unique mobile or PC devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to
WeSing
, is measured as the number of user accounts through which
WeSing
is accessed at least once in that month;

•	“mobile MAUs” for a given period refers to the monthly average of the sum of the mobile MAUs for that period;

•
“online music mobile MAUs” for a given month refers to the sum of mobile MAUs of our music products, namely
QQ Music
,
Kugou Music
and
Kuwo Music
, for that month; duplicate access of different services by the same device is not eliminated from the calculation;

•
“social entertainment mobile MAUs” for a given month refers to the sum of mobile MAUs that have accessed the social entertainment services offered by (i)
 WeSing
; (ii)
 Kugou’s Live Streaming
services; (iii)
 Kuwo’s Live Streaming
services; (iv)
 Kugou Changchang
; and
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

This annual report on Form
20-F
includes our audited balance sheets as of December 31, 2020 and 2021 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2019, 2020 and 2021.

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. Our reporting currency is the Renminbi. This annual report on Form
20-F
also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.3726 to US$1.00, the noon buying rate on December 31, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. In addition, unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7996 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	our ability to retain, grow and engage our user base and expand our music and audio entertainment content offering;

•	our ability to retain and grow our paying users and drive their spending on our services;

•	expected changes in our revenues, content-related costs and operating margins;

•	our ability to retain key personnel and attract new talent;

•	competition landscape in China’s online music and audio entertainment industry;

•	general economic, political, demographic and business conditions in China and globally; and

•	the regulatory environment in which we operate.
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
3.A. Reserved
3.B. Capitalization and Indebtedness
Not applicable.
3.C. Reason for the Offer and Use of Proceeds
Not applicable.
3.D. Risk Factors
Tencent Music Entertainment Group is a Cayman Islands holding company. It does not engage in operations itself but rather conducts its operations through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and online cultural services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIEs are owned by certain nominee shareholders, not us. Investors of our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC
residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “TME” refers to Tencent Music Entertainment Group and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs.
Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 99.8%, 99.8% and 99.1%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 26.5% and 26.9% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditor. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.
Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
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

•
If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.

•	If music copyright owners withdraw all or a portion of their music works from the MCSC to the extent the MCSC had not obtained authorization to license from the relevant copyright owners, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay.

•	Uncertainties surrounding our monetization efforts may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

•
Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

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
Risks Related to Our Corporate Structure

•
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of TME. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

•
Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

•
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China

•	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

•
Uncertainties with respect to the PRC legal system, including those regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could materially and adversely affect us.

•	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

•	Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.

Risks Related to the ADSs or our Ordinary Shares

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
Significant portions of our music and long-form audio offerings are licensed from our content partners, including leading publishers and labels in China and internationally with whom we have entered into distribution and licensing agreements. There is no assurance that the licenses currently available to us will continue to be available in the future at royalty rates and on terms that are favorable, commercially reasonable or at all.
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
We may not have complete licenses for the copyrights underlying a portion of the content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. As of December 31, 2021, we offered over 90 million music tracks on our platform. We have sought, and will continue to seek, licenses to the remaining tracks to the extent we identify the relevant copyright owners and enter into agreements with them.
In addition, with respect to the musical compositions and lyrics we license from certain content partners, there is no guarantee that such content partners have the rights to license the copyright underlying all music content covered by our agreements. With respect to any musical compositions and lyrics that the MCSC, a collective copyright organization, was not authorized to sublicense to us, the MCSC undertook to resolve such disputes and compensate the relevant copyright owners from infringement claims made by third-party rights owners against us for using their content on our platform if the infringement happened within the validity period of the contract entered into between the MCSC and us. Despite such undertakings by the MCSC, there is no guarantee that we will not be subject to potential copyright infringement claims by third parties in relation to content licensed from the MCSC.
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
We also distribute some of our licensed content to other platforms. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms that we distribute our licensed content to will comply with the terms of our license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our business, financial condition and results of operations may be materially and adversely affected.
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

•	make minimum guaranteed payments;

•	use reasonable efforts to achieve certain paying user conversion targets;

•	adopt and implement effective anti-piracy and geo-blocking measures;

•	monitor performance by third parties to whom we distribute our licensed content of their obligations with respect to content distribution and copyright protections; and

•	comply with certain security and technical specifications.
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
Certain of our license agreements for music and long-form audio content require that we make minimum guarantee payments to copyright owners, that may be tied to our number of users or the amount of content used or distributed on our platform. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of our music and long-form audio services to our users in order to maintain a healthy gross margin. The duration of our license agreements that contain minimum guarantees is typically between one to three years, but our paying users may cancel their subscriptions at any time. To the extent we continue to make minimum guarantee payments to copyright owners, if our paying user growth do not meet our expectations or our sales or revenue do not grow as fast as expected or even decline during the term of our license agreements, our results of operations and financial conditions may be materially and adversely affected. To the extent our revenues do not meet our expectations, our business, financial condition and results of operations also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.
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

If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.
Comprehensive and accurate copyright owner information for their publishing rights and recording rights underlying our music and long-form audio content is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain for various reasons beyond our control. For example, such information may be withheld by the owners or administrators of such rights, especially with regards to user-generated content or content provided by aspiring artists. If we are unable to identify comprehensive and accurate copyright owner information for the music or long-form audio content offered on our platform, such as identifying which composers, publishers or collective copyright organizations own, administer, license or sublicense music or long-form audio works, or if we are unable to determine which music or long-form audio works correspond to specific recordings, it may be difficult for us to (i) identify the appropriate copyright owners to whom to pay royalties or from whom to obtain a license or (ii) ascertain whether the scope of a license we have obtained covers specific music or long-form audio works. This also may make it difficult to comply with the obligations of any agreements with those rights holders.
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
If music copyright owners withdraw all or a portion of their music works from the MCSC to the extent the MCSC had not obtained authorization to license from the relevant copyright owners, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay.
Based on the framework agreement we previously entered into with the MCSC, we obtained licenses from the MCSC with respect to musical composition and lyrics for a substantial portion of our music content library. We cannot guarantee that composers and lyricists in China will not withdraw all or part of their music works from the MCSC. To the extent that the MCSC had not obtained authorization to license from the relevant copyright owners, including circumstances where the copyright owners choose not to be represented by the MCSC, our ability to secure favorable licensing arrangements could be negatively affected, our content licensing cost may increase, and we may be subject to liabilities for copyright infringement. If we are unable to reach an agreement with respect to the content of any music copyright owners who withdraw all or a portion of their music works from the MCSC, or if we have to enter into direct licensing agreements with such music copyright owners at rates higher than those set by the MCSC for the use of music works, our ability to offer music content may be limited or our service costs may significantly increase, which could materially and adversely affect our business, financial condition and results of operations.
Uncertainties surrounding our monetization efforts may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.
We have devoted substantial efforts to monetize our content and user base by increasing our number of paying users and cultivating our users’ willingness to pay for content. We currently generate our revenues from (i) online music services, and (ii) social entertainment services and others. At the strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Users of our live streaming services get free access to the live music performance or other types of music content with the option to purchase virtual gifts to send to performers and other users. User demand for live streaming services may decrease substantially or we may fail to anticipate and serve user demands effectively. Furthermore, the PRC regulatory authorities’ recent heightened scrutiny and regulation of live streaming businesses may also have a negative impact on our monetization opportunities. See “ – Our business operations may be adversely affected by the PRC government’s heightened oversight and scrutiny on live streaming platforms and performers.” In addition, we introduced the pay-for-streaming
model for our online music services in the first quarter of 2019 and have been increasing the number of songs that fall into the pay-for-streaming
scope. See “Item 4. Information on the Company—4.B. Business Overview—How We Generate Revenues—Online Music Services – Paid Music and Audio Content” for more information of the pay-for-streaming
model. While we believe the adoption of
pay-for-streaming
has driven the number of paying users, paying ratio and paying user retention of our online music services, we cannot guarantee that its early popularity will continue, or that our attempts to explore new monetization models or enhance our paying user conversion will be successful.
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
We rely on our strong brands, principally
QQ Music
,
Kugou
,
Kuwo
,
WeSing
and
Lazy Audio
, to maintain our market leadership. Maintaining and enhancing our brands depends largely on our ability to continue to deliver comprehensive, high-quality content and service offerings to our users, which may not always be successful. Maintaining and enhancing our brands also depends largely on our ability to remain a leader in China’s online music and audio entertainment market, which could be difficult and expensive. If we do not successfully maintain our strong brands, our reputation and business prospect could be harmed.
Our brands may be impaired by a number of factors, including any failure to keep pace with technological advances, slower load times for our services, a decline in the quality or breadth of our content offerings, any failure to protect our intellectual property rights, or alleged violations of law and regulations or public policy. Additionally, if our content partners fail to maintain high standards, our brands could be adversely affected.

If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.
The online music and audio entertainment market is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected.
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
The PRC government regulates the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the Ministry of Commerce, or the MOFCOM, the Ministry of Culture and Tourism, the National Copyright Administration, the Ministry of Industry and Information Technology, the National Radio and Television Administration and the CAC regulate different aspects of the internet industry. In addition to complying with the laws and regulations promulgated and enforced by Chinese governmental authorities, operators in the internet industry may also need to rely heavily on Chinese governmental authorities’ policies and guidelines. Such laws, regulations, policies and guidelines cover many aspects of the telecommunications, internet information services, copyright, internet culture, internet publishing industries and online audio-visual products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various government approvals, licenses and permits in connection with their provision of internet information services, internet culture services, internet publication services, online audio-visual products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if we fail to follow applicable laws, regulations, policies and guidelines, or applicable laws, regulations, policies and guidelines are tightened by any regulatory authorities, or if there are new laws, regulations, policies or guidelines introduced to impose additional government approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer.
Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, a wholly owned subsidiary of Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, operates our online music services,
QQ Music
, and online karaoke business,
WeSing
. Tencent Music Shenzhen also intends to apply for Value-added Telecommunications Business Operation License, or the ICP License and an Online Publishing Service Permit for releasing music works for the first time via the internet. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties in the past for the lack of any of these licenses. However, we cannot assure you that it can successfully obtain these licenses in a timely manner, or at all.

In addition, as Tencent Music Shenzhen operates
QQ Music
and
WeSing
, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains
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
In addition, Beijing Kuwo’s and Guangzhou Kugou’s application for the change of shareholders information of AVSP was approved by National Radio and Television Administration on March 9, 2022 and March 17, 2022, respectively. Beijing Kuwo’s application for the renewal of its AVSP has been approved by National Radio and Television Administration, and as of the date of this annual report, Guangzhou Kugou has submitted an application to renew its AVSP and such application is being processed by the relevant authorities. Guangzhou Kugou had expanded the permitted scope of business under its AVSP to cover its provision of certain types of audio and video programs through mobile network to users’ mobile devices. Each of Guangzhou Kugou and Beijing Kuwo plans to apply for an Online Publishing Service Permit for their release of original music works via the internet. As of the date of this annual report, neither Guangzhou Kugou nor Beijing Kuwo has been subject to any legal or regulatory penalties for the lack of the Online Publishing Service Permit. There is, however, no assurance that such applications will eventually be approved in a timely manner, or at all. Besides, while Shenzhen Lanren has been listed as the pilot institution of online audio and video industry in Guangdong by Radio and Television Administration of Guangdong Province on September 1, 2020, it has not obtained AVSP for releasing audio works. Additionally, Shenzhen Lanren has not obtained Online Publishing Service Permit for releasing audio works. As of the date of this annual report, Shenzhen Lanren has not been subject to any legal or regulatory penalties for the lack of the AVSP or Online Publishing Service Permit. If any of Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo, Shenzhen Lanren or any of our other subsidiaries or the VIEs or the VIE’s subsidiaries is found to be in violation of PRC laws and regulations regarding licenses and permits, we could be subject to legal and regulatory penalties and our business operations may not be able to continue operating in the same manner or at all, and our business, financial condition and results of operations could be materially and adversely affected.
PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the internet, music entertainment and long-form audio industries, including but not limited to exclusive licensing and sublicensing arrangements. Pursuant to an article posted on National Copyright Administration’s official website, in September 2017, the National Copyright Administration held meetings with a number of music industry players, including us, where it encouraged the relevant industry players to “avoid acquiring exclusive music copyright” and indicated that they should also not engage in activities involving “collective management of music copyright.” Furthermore, the National Copyright Administration held meetings with a number of music industry players on January 6, 2022 to emphasize that relevant industry players shall not execute exclusive music copyright agreement except under certain circumstances and shall develop internal copyright management system. On July 24, 2021, the State Administration for Market Regulation, or SAMR, issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. To comply with such decision, Tencent and we have terminated the exclusivity with upstream copyright holders subject to certain limited exceptions specified in the decision as of the date of this annual report. While we are pursuing nonexclusive collaborations with upstream copyright holders, there can be no assurance that all the licenses once exclusively available to us will remain available at royalty rates and on terms that are commercially reasonable or at all. In addition, the termination of exclusive copyright licensing arrangements may potentially lower the competition barriers in a way that benefits some of our competitors. See “—We depend upon third-party licenses for the content of our content offerings, and any adverse changes to or loss of, our relationships with these content providers may materially and adversely affect our business, operating results, and financial condition.” Any such adverse regulatory development or enforcement in China may have a material and adverse impact on our business, financial condition and results of operations. To the extent our historical or current licensing arrangements are found objectionable by the regulatory authorities, we may be subject to legal and regulatory penalties and/or have to revisit and modify such arrangements in a way that may cause substantial costs, and our ability to offer music content and our competitive advantages may be harmed. Such events may have a material and adverse impact on business, financial condition and results of operations.
We operate in a relatively new and evolving market.
Many elements of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the online music and audio entertainment industry, the live streaming industry as well as the long-form audio industry in China, which are affected by numerous factors. For example, content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment and macroeconomic environment are important factors that affect our business and prospects. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. We cannot assure you that we will succeed in any of these aspects or that the industries in which we operate will continue to grow as rapidly as in the past. If online music, live streaming or long-form audio as forms of entertainment lose their popularity due to changing social trends and user preferences, or if such industries in China fail to grow as quickly as expected, our business, financial condition and results of operation may be materially and adversely affected.
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
With respect to our live streaming services, we rely on live streaming performers to attract user traffic and drive user engagement and enter into cooperation agreements with them and/or their agencies. There can be no assurance that these live streaming performers will not breach these cooperation agreements by, for example, performing on online platforms competing with us, or that we will be able to renew such agreements upon expiration on terms acceptable to us, or at all. If any of these circumstances were to occur, our live streaming services may be negatively affected.
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
We share a portion of the revenues generated from the sales of virtual gifts attributed to the performers’ live streams with live streaming performers and the talent agencies who manage these performers. If we cannot balance the interests between us, live streaming performers and the talent agencies and offer a revenue-sharing mechanism that is attractive to live streaming performers and talent agencies, we may not be able to retain their services. If other platforms offer better revenue sharing incentives to talent agencies, such talent agencies may choose to devote more of their resources to live streaming performers who stream on such other platforms, or encourage their live streaming performers to spend more time performing on such other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.
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
Live streaming performers across our platforms are prohibited from disseminating content infringing on others’ intellectual property rights. We delete content we deem unauthorized and block the account of the performers. However, we cannot guarantee that all content generated by our live streaming performers or users is legal and non-infringing,
and we cannot guarantee that the online performance and/or other use of music works by the live streaming performers are authorized by the corresponding intellectual property rights owners.
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
Our business operations may be adversely affected by the PRC government’s heightened oversight and scrutiny on live streaming platforms and performers.
Regulatory authorities in China have been heightening its oversight on live streaming businesses. In November 2020, the National Radio and Television Administration promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming
E-commerce,
or the Circular 78, which sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. In February 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Streaming, or the Circular 3, which requires internet streaming platforms to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time. A portion of our revenue is from virtual gift payments from our users to performers, so any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments and therefore may adversely affect the engagement of our live-streaming performers, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operation.
In addition, the Law of the PRC on the Protection of Minors (2020 Revision) took effect on June 1, 2021, which provides that, among others, live streaming service providers are prohibited from providing minors under age 16 with online live streaming publisher account registration services, and that they must obtain the consent from the minors’ parents or guardians and verify the identity of the minors before allowing minors aged between 16 and 18 to register a live streaming publisher account. Furthermore, in December 2021, certain live streaming
e-commerce
influencers in China on other platforms were fined by the State Taxation Administration for tax evasion, which demonstrated the PRC tax authorities’ enhanced efforts to strengthen tax administration in live streaming businesses. On March 25, 2022, CAC, the State Taxation Administration and SAMR issued Opinions on Further Regulating the
For-Profit
Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which provides that, among others, live streaming platforms shall report to tax authorities information including but not limited to live streaming publishers’ identity, information of the live streaming account and bank account which receives profits, types of revenue and profits earning information. Intensified regulation with respect to live streaming businesses in China may constrain our business operations and profitability, which in turn may adversely affect our results of operations and financial condition.
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
As an internet content provider, we are subject to PRC regulations governing internet access and the distribution of music, music videos, long-form audio and other forms of content over the internet. See “—Regulations.” These regulations prohibit internet content providers and internet publishers from posting on the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In particular, the Chinese government has been tightening regulatory oversight over content offered by online and mobile live streaming and video services that are deemed to be “vulgar.” Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the PRC government, and it may not be possible to determine in all cases the types of content that could cause us to be held liable for offering content that is found objectionable by the PRC government.

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
From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as governmental investigations or proceedings, in matters primarily relating to intellectual property rights, antitrust, and competition claims concerning our content acquisition and distribution. We cannot predict the outcomes of such lawsuits or governmental actions, which may not be successful or favorable to us. Lawsuits or governmental investigations or actions against us, our shareholders, directors, officers or employees may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base and relationships with our content partners. In addition to the related cost, managing and defending litigation and governmental proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or governmental proceedings with a substantial amount of cash, or be required by the relevant governmental authorities to make substantive changes to our existing business model. As of December 31, 2021, there were 456 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB57.34 million (US$9 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.
We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
We will have to defend against the putative class actions described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.
We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our former co-president
and director, were named as respondents in an arbitration proceeding in the PRC.
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
The Claimant alleged that Mr. Xie defrauded and threatened him into signing a series of agreements in late 2013 to relinquish his substantial investment interests in multiple entities, including CMC, Ocean Culture and Ocean Technology (together, the “Ocean Music Entities”), and transferring his equity interests in the Ocean Music Entities to Mr. Xie, CMC and certain other Respondents at below-market value. The Claimant seeks an award from CIETAC ruling, among other things, that (i) such agreements, pursuant to which the Claimant allegedly transferred his interests in the Ocean Music Entities to Mr. Xie, CMC and other Respondents, be declared invalid; (ii) Mr. Xie, CMC and other applicable Respondents return to the Claimant all of his initial equity interests in the Ocean Music Entities; and (iii) Mr. Xie pays damages in the amount of RMB100 million (US$15.7 million). In March 2021, the Claimant amended his claims so that, among other things, to the extent that the Claimant’s equity interests in the Ocean Music Entities cannot be returned to the Claimant as a result of the merger of CMC’s operations and Tencent’s former music businesses, each of Mr. Xie and we shall pay the Claimant damages in an amount equal to the fair market value of 4% of our share capital as of the date of enforcement of the final arbitration decision, minus the amount the Claimant has already received, plus accrued interests. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million (US$103.7 million) to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award, and the court case has been filed. As of the date of this annual report, no court hearing had been held in relation to this case. There can be no assurance that the final award for the Arbitration will be so recognized by the court. If CIETAC’s award were to be set aside, the court may enter into a judgement that orders us to pay damages or is otherwise not favorable to us, which may negatively impact our business, reputation and results of operations.
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
We collect, process, and store significant amounts of data concerning our users, business partners and employees, including personal and transaction data involving our users, only to a minimum extent necessary to enable our business operations and services, and as permitted by applicable laws and regulations. While we have taken reasonable steps to protect such data, there is no guarantee that such steps will be successful. Techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate, deter, or prevent such techniques or otherwise implement adequate preventative measures to avoid unauthorized access to such data or our systems.
Like all internet services, our service may be vulnerable to software bugs, computer viruses, internet worms, break-ins,
phishing attacks, attempts to overload servers with
denial-of-service,
and similar attacks and disruptions from the unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns and cause the loss of critical data or the unauthorized access to our data or our users’ data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and we experience cyber-attacks of varying degrees on a regular basis, including hacking or attempted hacking into our user accounts and redirecting our user traffic to other internet platforms. Any functions that we use to facilitate interactivity with other internet platforms have the potential to increase the scope of access that hackers may have to our user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, our failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have in place systems and processes that are designed to protect our data and our users’ data, prevent data loss, disable undesirable accounts and activities on our platform, and prevent or detect security breaches, we cannot assure you that such measures will provide absolute security. We may incur significant costs in protecting against cyber-attacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.
Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.
We are subject to a variety of laws and other obligations relating to the security and privacy of data, including restrictions on the collection, use and storage of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with.

The PRC Cyber Security Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the Internet or other information network. Specifically, the Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.
In addition, the PRC Data Security Law was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.
Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.
The Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.
Additionally, in December 2021, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022, and superseded and replaced the cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data processing activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to internet platform operators in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. The Cybersecurity Review Measures elaborate the factors to be considered when assessing the national security, including but not limited to the risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security. See “—Risks Related to Doing Business in China— The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
Furthermore, on November 14, 2021, Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Measures on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an Internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an overseas initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. The Draft Measures on Network Data was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.
Since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced and scrutinized governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. We cannot assure you that we will be compliant with these new laws and regulations described above in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. For example, in November 2021, we received a notice from the Ministry of Industry and Information Technology requiring us to rectify our collection and usage of personal information on
QQ Music
and
WeSing Lite
, a simplified version of
WeSing
available only on Android devices, in accordance with the applicable laws and regulations, without imposing any penalty on us. As of the date of this annual report, we have made rectification measures on these two applications to the satisfaction of the relevant regulatory authorities.
In addition, if and to the extent our operations are extended into Europe, we may be required to notify European Data Protection Authorities within strict time periods about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of affected individuals. We may also be required to notify affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, or otherwise violate the General Data Protection Regulation, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Furthermore, any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and are required to comply with the notification obligations described above. Complying with the General Data Protection Regulation and other applicable regulatory requirements may cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business.
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
Our business expansion subjects us to increased business, legal, financial, reputational, and competitive risks.
As part of our growth strategy, we have continued to expand our offerings and explore new, innovative ways to attract and engage with users. For example, we have in recent years expanded our non-music
content offerings. We have also organized a variety of offline-merge-online events, such as the live performances under
TME Live
, to reach broader potential audiences. Our business expansion involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. The implementation of our expansion strategy may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently may not have. There is no guarantee that we will be able to generate sufficient revenue from these new strategic ambitions to offset the associated costs and expenses. If we fail to successfully monetize and generate revenues from new businesses, or if we fail to effectively manage the numerous risks and challenges associated with such expansion, our business, operating results, and financial condition could be adversely affected.
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
Although we issue virtual currencies to users for cash, as advised by our PRC legal advisor, our service does not constitute virtual currency transaction services because users cannot transfer or trade these currencies among themselves. However, given the uncertainties of the interpretation and enforcement of the virtual currency related laws, regulations and policies, we cannot assure you that internet platforms, including us, will not be subject to liabilities due to the activities of third parties, including our users. On May 14, 2019, the Ministry of Culture and Tourism issued the Notice on Adjustment of Approval Scope of the Internet Culture Operation License and Further Regulation on Approval, pursuant to which Ministry of Culture and Tourism no longer assumes the responsibility for the administration of online games industry. As of the date of this annual report, no PRC laws and regulations have been officially promulgated regarding whether the responsibility of Ministry of Culture and Tourism for supervising the online games and virtual currency will be undertaken by another government agency, so it is still unclear as to whether such supervision responsibility will be re-designated
to another government agency or whether such government agency taking on the responsibility will require similar or new supervision requirements for the issuance of virtual currencies. If there is similar or new supervision requirements for the issuance of virtual currencies or the sale, exchange or circulation of virtual gifts in the future, there is no assurance that we can meet all such supervision requirements in a timely or cost-effective manner. We cannot assure you that the PRC regulatory authorities will not take stricter actions against all internet platforms conducting business operations involving virtual currencies, including us, or will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies as virtual currency transactions or otherwise subject such transactions to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, or if our platform is deemed to be engaged in illegal or inappropriate activities relating to third parties’ misuse, we may be deemed to be engaging in the issuance of virtual currency and providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
We require a significant amount of capital to fund our content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.
Operating our online platforms requires significant, continuous investment in acquiring content, users and technology. Acquiring licenses to music, long-form audio and other types of digital content can be costly. Historically, we have financed our operations primarily with operating cash flows, securities offerings and shareholder contributions. As part of our growth strategies, we expect to continue to require substantial capital in the future to cover, among other things, the costs to license content and innovate our technologies, which requires us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities;

•	macro-economic and other conditions in China and elsewhere; and

•	our relationship with Tencent, our controlling shareholder.
Although we strive to diversify our sources of capital, we cannot assure you that such efforts will be successful. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.
If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our business, financial condition and results of operation may be adversely affected.
Our advertising revenues depend on the overall growth of the online advertising industry in China and advertisers’ continued willingness to deploy online advertising as part of the advertised spend. In addition, advertisers may choose more established Chinese internet portals or search engines over our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to grow our advertising revenues may be materially and adversely affected. Furthermore, our key and long-term priority of optimizing user experience and satisfaction may limit our ability to significantly grow our advertising revenues. To the extent our philosophy of prioritizing user experience negatively impacts our relationships with advertisers, or does not deliver the long-term benefits that we expect, the success of our business, financial condition and results of operations could be materially and adversely affected.
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
In addition to traditional media, there has been increasing use of social media platforms and similar devices in China, including instant messaging applications, such as
Weixin
/
WeChat
, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate and as such, does not afford us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Future strategic transactions or acquisitions may have a material and adverse effect on our business, financial condition and results of operations.
To the extent permitted by applicable laws and regulations, we may enter into strategic transactions, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These transactions could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance
by third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third parties.
In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations in different jurisdictions, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.
Advertisements shown on our platform may subject us to penalties and other administrative actions.
Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate, the format of the advertisements and the way they are presented are in full compliance with applicable laws and regulations. See “—Regulation—Regulations on Online Advertising Services.” Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. Compliance with the applicable laws and regulations regarding the format of the advertisements and the way they are presented may also adversely affect our advertising revenues. Moreover, a majority of the advertisements shown on our platform are provided to us by third parties. While we have implemented a combination of automated monitoring and manual review to ensure that the advertisements shown on our platform are in compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of such laws and regulations. In addition, advertisers may, through illegal technology, evade our content monitoring procedures to show advertisements on our platform that do not comply with applicable laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions.
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
We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted stock units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 416,066,274 shares as of the date of this annual report. As of April 19, 2022, 47,394,718 restricted shares and the options to purchase a total of 42,022,128 Class A ordinary shares have been granted and are outstanding, under such plans. In 2019, 2020 and 2021, we recorded RMB519 million, RMB569 million and RMB752 million (US$118 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2021 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

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
Our ultimate controlling shareholder and a strategic partner, Tencent, is one of the largest internet companies in the world. Our business has benefited significantly from Tencent’s brand name and strong market position in China. In addition, we have benefited from distributing our content through Tencent’s extensive social network, which provides Tencent’s large number of users with access to our content. We also cooperate with Tencent in a number of other areas, such as user traffic acquisition, advertising, technology and IT infrastructure. We cannot assure you that we will continue to benefit from our cooperation with Tencent and its subsidiaries in the future. To the extent we cannot maintain our cooperative relationships with Tencent on terms favorable to us or at all, we will need to source other business partners to provide services such as distribution channels, promotion services, as well as IT and payment services, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.
Any negative development in Tencent’s market position, brand recognition or financial condition may materially and adversely affect our user base, marketing efforts and the strength of our brand.
We have benefited significantly and expect to continue to benefit significantly from Tencent’s strong brand recognition, broad user base, and its content ecosystem, which enhances our reputation and credibility. If Tencent loses its market position, the effectiveness of our marketing efforts through our association with Tencent may be materially and adversely affected. In addition, any negative publicity associated with Tencent or any negative development with respect to Tencent’s market position, financial condition, or compliance with legal or regulatory requirements in China, will likely have an adverse impact on our user traffic and engagement as well as our reputation and brand.
Tencent, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Tencent may not be aligned with the interests of our other shareholders and holders of the ADSs.
As of April 19, 2022, Tencent beneficially owns 9.6% of our outstanding Class A ordinary shares and 95.7% of our outstanding Class B ordinary shares, representing in the aggregate 90.4% of our total voting power (calculating using the beneficial ownership information in the Amendment No. 2 to Schedule 13G filed by

Tencent with the SEC on February 10, 2022). Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
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
Conflict of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

•
Agreements with Tencent
. We entered into a master business cooperation agreement in July 2018. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under the master business cooperation agreement and any other agreement we may enter into with Tencent from time to time.

•
Allocation of business opportunities
. There may arise business opportunities in the future that both we and Tencent are interested in and which may complement each of our respective businesses. Tencent holds a large number of business interests, some of which may directly or indirectly compete with us. For example, Tencent currently owns equity stakes in certain music streaming businesses operating outside of the PRC. Tencent may decide to take up such opportunities itself, which would prevent us from taking advantage of those opportunities.

•
Employee recruiting and retention
. We may compete with Tencent in the hiring of employees, especially computer programmers, engineers, sales and other employees with experience or an interest in the internet industry.

•
Sale of shares in our company
. Tencent may decide to sell all or a portion of the shares that it holds in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADSs.

•
Developing business relationships with Tencent’s competitors
. We may be limited in our ability to do business with Tencent’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs.

•
Our directors may have conflicts of interest
. Certain of our directors are also employees of Tencent. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Tencent and us.

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
Risks Related to Our Corporate Structure
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of TME. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Foreign investment in the value-added telecommunication services industry and online cultural service industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022 with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-visual programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “—Regulations—Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version).”
We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and online cultural services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our consolidated VIEs and their respective subsidiaries in the PRC. Our wholly owned subsidiaries in China have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results under IFRS. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders” for further details.
If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services and online cultural services, or if the PRC government otherwise finds that we, the VIEs or any of their respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply; or

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs.

•	restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.
Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with IFRS which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China.
However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.
Most of the nominee shareholders of the VIEs are also beneficial owners of the Company. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under

PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.
There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain China Securities Regulatory Commission, or the CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), the Draft Overseas Listing Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these drafts prescribe that the domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.
However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on our ability to maintain the listing status of our ADSs or carry out future offerings of securities overseas.
In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.
If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.
Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.
Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.
On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all
clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The Implementing Regulation of the Foreign Investment Law Regulations, or the FIL Interpretations, adopted by the State Council on December 12, 2019 also did not provide further clarification for such “other means.” In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid on the basis that it is for investment in prohibited industries under the negative list or it is for investment in restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. It leaves leeway for future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment. The most recently updated negative list, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear, however, whether the aforesaid provisions in the most recently updated negative list will apply to the companies that conduct their business operations in the PRC through contractual arrangements. It also remains uncertain whether our corporate structure will be seen as violating current foreign investment rules as we leverage contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted in investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders, as well as certain of the VIEs’ subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our revenues in 2019, 2020 and 2021.
If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.
All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.
All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including those regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could materially and adversely affect us.”
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and the VIEs were not entered into on an arm’s-length
basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIEs.
As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations, including the ICP License, the Audio and Video Service Permission and the Online Culture Operating Permit. The contractual arrangements contain terms that specifically obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China
A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.
The global macro-economic environment is facing challenges. There is considerable uncertainty over the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and their near- or long-term impacts of the Chinese and global economies. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The subsequent economic and trade sanctions imposed by the North Atlantic Treaty Organization and the European Union countries, the United States and certain other countries against Russia and Belarus are expected to have significant impact on the economic conditions of the targeted countries and markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. Additionally, our business, financial condition and results of operations may be negatively influenced to the extent that
COVID-19
continues to affect the Chinese economy, and continues to remain as a worldwide health crisis that results in a global economic downturn. See “—We face risks related to accidents, disasters and public health challenges in China and globally.” It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
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
Uncertainties with respect to the PRC legal system, including those regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could materially and adversely affect us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Our PRC subsidiaries, the VIEs and their subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.
The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.
In addition, PRC laws and regulations relating to the provision of online music and audio content are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant
activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the provision of online music and audio content in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to provision of online music and audio content. Moreover, developments in the market for online music and audio content may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online music and audio entertainment platforms like us, which could materially and adversely affect our business and operations.
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
Accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the outbreak of coronavirus, or
COVID-19,
had caused us to take specific precautionary measures intended to minimize the risks of
COVID-19
to our employees, users, artists and business partners, including temporarily requiring our employees to work remotely and canceling or postponing sponsored offline events and activities, thus compromising our efficiency and productivity during such periods, and requiring us to incur additional costs, slow down our branding and marketing efforts, and resulting in short-term fluctuations in our results of operations. While the foregoing restrictions and measures have been eased and our business operations have been recovered, our results of operations may be adversely affected to the extent that
COVID-19
continues to affect the Chinese economy in general. Additionally, as
COVID-19
has evolved into a worldwide health crisis that has adversely affected the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our users, business partners and services and therefore materially adversely affect our business, financial condition and results of operations.
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
We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries are required to set aside at least 10% of their after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
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
Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM in its local branches and registration with a local bank authorized by SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC subsidiary.
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
According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or the VIEs may be significantly limited, which may adversely affect our business, financial condition and results of operations. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.
The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our financing activities to fund the establishment of new entities in China by the VIEs or their respective subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations. Even though SAFE Circular 28 allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.
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
The Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. On October 23, 2021, the Standing Committee of the National People’s Congress issued a new Draft Amendment to the Anti-Monopoly Law (Revised Draft for Comment), or the Revised Draft Amendment, to seek public comments, which stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies shall conduct an investigation pursuant to the law.
In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Commission, or the NDRC and the State Administration for Industry and Commerce, or the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In February 2021, the SAMR promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms, aiming to improve anti-monopoly administration on online platforms. The Anti-Monopoly Guidelines for Internet Platforms will operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. However, considering the substantial uncertainty over the interpretation and implementation of the Anti-Monopoly Guidelines for Internet Platforms, we may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations. On December 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

In July 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. We shall also discontinue any arrangement where we offer high advance licensing payment to and seek preferential licensing terms from copyright owners without reasonable grounds. Tencent and we have terminated all existing exclusive music copyright licensing arrangements with the relevant upstream copyright holders subject to certain limited exceptions specified in the decision as of the date of this annual report, and we will pursue nonexclusive collaborations with upstream copyright holders. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem any other past and future acquisitions or investments involving us to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review or otherwise, we or our parent could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations. And if the Revised Draft Amendment was enacted as published, the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose on it a fine of not more than ten percent of its last year’s sales revenue, if the concentration of undertakings has or may have an effect of excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB 5,000,000 may be imposed on operators..
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
SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”
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
Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
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
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the financial statements included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs or ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the U.S. Accordingly, under the current law this could happen in 2024.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate that we will be added to the list shortly after the filing of this annual report on Form
20-F.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our auditor is unable to be inspected we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading
“over-the-counter”
either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
If our ADSs are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter
market in the U.S. there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the Accelerating Holding Foreign Companies Accountable Act passed by the Senate. The America Competes Act, however, includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
If the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.

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
Risks Related to the ADSs or our Ordinary Shares
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
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
Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of April 19, 2022, we had 1,675,015,086 Class A ordinary shares and 1,715,139,178 Class B ordinary shares issued and outstanding. The ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.
Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline. Additionally, to the extent any lock-up
restrictions are imposed on our ADSs or ordinary shares and such securities are released before the expiration of the lock-up
period and sold into the market, the market price of the ADSs could decline.
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
Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.
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
We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of April 19, 2022, the holders of our Class B ordinary shares beneficially own 93.9% of the aggregate voting power of our ordinary shares. As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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
In general, a
non-U.S.
corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2021 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. taxpayer. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
4.A. History and Development of the Company
Launch of QQ Music, Kugou, Kuwo, WeSing and Lazy Audio

•	QQ Music : In 2003, QQ , the social network operated by Tencent, launched its online music services. In 2005, QQ Music commenced operations.

•
Kugou
: In 2004,
Kugou Music
was launched. In February 2006, Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, was incorporated in China and commenced the operations of
Kugou Music
. In September 2012, Guangzhou Kugou commenced offering its live streaming services through
Fanxing Live
, which was rebranded to
Kugou Live
in December 2016.

•
Kuwo
: In December 2005, Beijing Kuwo Technology Co., Ltd., or Beijing Kuwo, was incorporated in China and commenced its operations of
Kuwo Music
. Beijing Kuwo and its then shareholders subsequently entered into a series of contractual arrangements with Yeelion Online Network Technology (Beijing) Co., Ltd., or Yeelion Online, through which Yeelion Online acquired effective control over Beijing Kuwo. In March 2013, Beijing Kuwo launched
Kuwo Live
to offer live streaming services.

•	WeSing : In September 2014, WeSing commenced offering its online karaoke services.

•	Lazy Audio : We launched Kuwo Changting , our long-form audio app, in April 2020. In April 2021, we integrated Kuwo Changting with Lazy Audio , a well-established audio platform in China operated by Shenzhen Lanren which we acquired in March 2021, and
re-imaged
the brand
Lazy Audio
(formerly branded as
Lanren Changting
during the relevant periods).
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
Combination of Tencent’s Online Music Business with CMC
Prior to July 2016, Tencent held an approximately 15.8% equity interests in CMC. In July 2016, Tencent acquired control of CMC through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the PRC (which primarily included
QQ Music
and
WeSing
) into CMC in consideration of certain number of shares issued by CMC. Upon the completion of such transactions, Tencent owned an approximately 61.6% equity interests in CMC, and CMC became a consolidated subsidiary of Tencent. In December 2016, CMC was renamed “Tencent Music Entertainment Group,” or TME. Ocean Music Hong Kong Limited was renamed “Tencent Music Entertainment Hong Kong Limited,” or TME Hong Kong; and Ocean Interactive (Beijing) Information Technology Co., Ltd. was renamed “Tencent Music (Beijing) Co., Ltd.,” or Beijing Tencent Music.
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
Issuance of Senior Unsecured Notes
In September 2020, we completed the public offering of US$800 million aggregate principal amount of senior unsecured notes consisting of US$300 million of 1.375% notes due 2025 and US$500 million of 2.000% notes due 2030. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are listed on the Hong Kong Stock Exchange. We received net proceeds from the offering of approximately US$792.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. We have used and intend to continue to use the net proceeds from such offering for general corporate purposes.
Transaction with UMG
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

Acquisition of Shenzhen Lanren
In January 2021, we entered into a definitive agreement to acquire 100% equity interest of Shenzhen Lanren, which operates
Lazy Audio
, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition awards to Shenzhen Lanren’s management team. Founded in 2012, Shenzhen Lanren provides entertainment in the forms of audiobooks, Chinese comedy, podcasts and other radio shows to customers via its comprehensive audio platform
Lazy Audio
. It monetizes via different channels, including pay per title, subscription payment for content, and advertising.
Lazy Audio
has developed into a thriving community with strong user interactions and engagement, providing superior content and services to audio users across China. Our acquisition of Shenzhen Lanren was completed in March 2021. In April 2021, we integrated
Kuwo Changting
with
Lazy Audio
and
re-imaged
the brand
Lazy Audio
(formerly branded as
Lanren Changting
during the relevant periods)
.
Corporate Information
Our corporate headquarters is located at Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue,
Hi-Tech
Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. Our telephone number at this address is
+86-755-8601-3388.
Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
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
Recent Regulatory Development
Cybersecurity Review Measures
On December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. We cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchase of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedure, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. For details of the associated risks, see “Item 3. Key

Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”
As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.
Potential CSRC Approval and Filing Required for the Listing of Our ADSs
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.
On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on our ability to maintain the listing status of our ADSs or carry out future offerings of securities overseas.
We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct offerings of securities in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China

Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.
Implication of the Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and generally became effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections”, “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment”, and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.”
Contractual Arrangements and Corporate Structure
We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through our subsidiaries incorporated in the PRC, and the VIEs. Our PRC subsidiaries control the VIEs in the PRC through a series of contractual arrangements. We conduct a significant portion of our businesses in China through the VIEs. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and online cultural services. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under IFRS.
The VIEs are owned by certain nominee shareholders and we do not have any equity interests in the VIEs. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Transfer of Funds and Other Assets
Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs fund their operations primarily using cash generated from operating and financing activities.
As of December 31, 2021, Tencent Music Entertainment Group had made cumulative capital contributions of US$947 million to our PRC subsidiaries through intermediate holding company and were accounted as long-term investments of Tencent Music Entertainment Group. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2021, the loan balance owed by VIE from WOFE was RMB98 million. Our PRC subsidiaries maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs. In 2019, 2020 and 2021, the VIEs transferred RMB11,769 million, RMB15,372 million and RMB17,743 million (US$2,784 million), respectively, to our PRC subsidiaries as payment of services fees (“Service Charges”). In 2019, 2020 and 2021, the intercompany fund transfers from WOFEs to VIEs amounted to RMB53 million, RMB717 million and RMB3,524 million (US$553 million), respectively for treasury management purpose.
As advised by our PRC legal advisor, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Tencent Music Entertainment Group has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2021, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB19,107 million (US$2,998 million), and the unrecognized tax liabilities were RMB1,911 million (US$300 million). See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%*	-7.5%
Net distribution to Parent/Shareholders	67.5%

Note:
*
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities, we have other
tax-planning
strategies that can be deployed on a tax neutral basis.
Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible
transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible
expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.6% of the
pre-tax
income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule
The following tables present the summary statements of operations for our Company’s VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2019
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	148	25,379	10,129	1,073	(11,295	) d	25,434
Cost of revenues	(252)	(18,852)	(6,575)	(206)	9,124	d	(16,761)

Gross (loss)/profit	(104)	6,527	3,554	867	(2,171)		8,673
Operating (loss)/profit	(88)	1,631	2,779	297	3		4,622
(Loss)/profit before income tax	(129)	1,607	2,851	206	5		4,540
Income from subsidiaries and VIEs	4,111	—	1,329	3,905	(9,345)		—
Profit for the year	3,982	1,323	3,901	4,111	(9,340)		3,977

	For the Year Ended December 31, 2020
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	—	29,094	11,935	837	(12,713	) d	29,153
Cost of revenues	—	(21,889)	(8,167)	(78)	10,283	d	(19,851)

Gross profit	—	7,205	3,768	759	(2,430)		9,302
Operating (loss)/profit	(260)	1,966	2,728	275	1		4,710
(Loss)/profit before income tax	(331)	1,936	2,717	307	3		4,632
Income from subsidiaries and VIEs	4,466	—	1,625	4,155	(10,246)		—
Profit for the year	4,176	1,625	4,152	4,466	(10,243)		4,176

	For the Year Ended December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	—	30,949	15,393	1,920	(17,018	) d	31,244
Cost of revenues	—	(25,278)	(10,258)	(992)	14,688	d	(21,840)

Gross profit	—	5,671	5,135	928	(2,330)		9,404
Operating (loss)/profit	(201)	(56)	3,354	713	(10)		3,800
(Loss)/profit before income tax	(298)	(34)	3,337	634	(7)		3,632
Income/(loss) from subsidiaries and VIEs	3,526	—	(206)	2,903	(6,223)		—
Profit/(loss) for the year	3,257	(209)	2,903	3,494	(6,230)		3,215

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2020
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	28,158	—	—	19,214	(47,372	) b	—
Investments in VIEs	—	—	10,229	—	(10,229	) b	—
Intangible assets and goodwill	13,605	5,358	550	4	(5	) a	19,512
Investments accounted for using equity method	—	575	—	1,680	—		2,255
Financial assets at fair value through other comprehensive income	—	—	—	9,771	—		9,771
Prepayments, deposits and other assets	50	876	30	—	—		956
Term deposits	—	—	2,953	—	—		2,953
Others	—	585	422	132	—		1,139

	41,813	7,394	14,184	30,801	(57,606)		36,586

Current assets
Amounts due from subsidiaries and VIEs	3,312	7,668	3,029	30	(14,039	) c	—
Prepayments, deposits and other assets	174	267	1,813	592	—		2,846
Term deposits	7,758	—	7,100	—	—		14,858
Cash and cash equivalents	5,686	1,397	3,952	93	—		11,128
Others	—	1,368	1,225	262	—		2,855

	16,930	10,700	17,119	977	(14,039)		31,687

Total assets	58,743	18,094	31,303	31,778	(71,645)		68,273

LIABILITIES
Non-current liabilities
Notes payable	5,175	—	—	—	—		5,175
Others	29	393	304	39	—		765

	5,204	393	304	39	—		5,940

Current liabilities
Amounts due to subsidiaries and VIEs	671	1,476	8,563	3,287	(13,997	) c	—
Deferred revenue	—	1,569	—	39	—		1,608
Others	623	3,941	3,180	250	—		7,994

	1,294	6,986	11,743	3,576	(13,997)		9,602

Total liabilities	6,498	7,379	12,047	3,615	(13,997)		15,542

Total equity	52,245	10,715	19,256	28,163	(57,648)		52,731

	As of December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	29,149	—	—	22,850	(51,999	) b	—
Investments in VIEs	—	—	10,288	—	(10,288	) b	—
Intangible assets and goodwill	14,173	6,891	886	12	(12	) a	21,950
Investments accounted for using equity method	—	638	—	2,961	—		3,599
Financial assets at fair value through other comprehensive income	—	—	—	7,302	—		7,302
Prepayments, deposits and other assets	9	151	559	24	—		743
Term deposits	—	50	4,253	—	—		4,303
Others	—	992	1,432	142	—		2,566

	43,331	8,722	17,418	33,291	(62,299)		40,463

Current assets
Amounts due from subsidiaries and VIEs	4,391	5,049	3,422	11	(12,873	) c	—
Prepayments, deposits and other assets	83	843	1,805	—	—		2,731
Term deposits	7,609	—	5,160	—	—		12,769
Cash and cash equivalents	1,061	634	4,504	392	—		6,591
Others	—	2,869	1,028	803	—		4,700

	13,144	9,395	15,919	1,206	(12,873)		26,791

Total assets	56,475	18,117	33,337	34,497	(75,172)		67,254

LIABILITIES
Non-current liabilities
Notes payable	5,062	—	—	—	—		5,062
Others	66	416	205	—	—		687

	5,128	416	205	—	—		5,749

Current liabilities
Amounts due to subsidiaries and VIEs	826	503	7,133	4,413	(12,875	) c	—
Deferred revenue	—	1,834	—	—	—		1,834
Others	204	4,333	3,149	930	—		8,616

	1,030	6,670	10,282	5,343	(12,875)		10,450

Total liabilities	6,158	7,086	10,487	5,343	(12,875)		16,199

Total equity	50,317	11,031	22,850	29,154	(62,297)		51,055

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2019
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	745	(182)	4,996	641	—	e	6,200
Net cash inflow/(outflow) from investing activities	696	(185)	(7,749)	(32)	(832	) f	(8,102)
Net cash inflow/(outflow) from financing activities	108	(34)	(42)	(895)	832	f	(31)

Net increase/(decrease) in cash and cash equivalents	1,549	(401)	(2,795)	(286)	—		(1,933)

Cash and cash equivalents, beginning of the year	9,321	1,728	5,794	513	—		17,356
Exchange differences on cash and cash equivalents	—	—	—	3	—		3

Cash and cash equivalents, end of the year	10,870	1,327	2,999	230	—		15,426

	For the Year Ended December 31, 2020
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash (outflow)/inflow from operating activities	(67)	454	4,574	(76)	—	e	4,885
Net cash (outflow)/inflow from investing activities	(10,230)	(1,099)	(3,535)	(710)	1,368	f	(14,206)
Net cash inflow/(outflow) from financing activities	5,383	715	(86)	648	(1,368	) f	5,292

Net (decrease)/increase in cash and cash equivalents	(4,914)	70	953	(138)	—		(4,029)

Cash and cash equivalents, beginning of the year	10,870	1,327	2,999	230	—		15,426
Exchange differences on cash and cash equivalents	(270)	—	—	1	—		(269)

Cash and cash equivalents, end of the year	5,686	1,397	3,952	93	—		11,128

	For the Year Ended December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	69	(671)	5,628	213	—	e	5,239
Net cash (outflow)/inflow from investing activities	(1,064)	(3,554)	(5,005)	95	3,529	f	(5,999)
Net cash (outflow)/inflow from financing activities	(3,571)	3,462	(71)	(1)	(3,529	) f	(3,710)

Net (decrease)/ increase in cash and cash equivalents	(4,566)	(763)	552	307	—		(4,470)

Cash and cash equivalents, beginning of the year	5,686	1,397	3,952	93	—		11,128
Exchange differences on cash and cash equivalents	(59)	—	—	(8)	—		(67)

Cash and cash equivalents, end of the year	1,061	634	4,504	392	—		6,591

For the eliminating adjustments:
a)	Represents the elimination of Service Charges between the VIEs and our PRC subsidiaries.
b)	Represents the elimination of the investments in the VIEs and our PRC subsidiaries.
c)	Represents the elimination of intercompany balance between Tencent Music Entertainment Group, the VIEs, and our subsidiaries.
d)
Represents the Services Charges between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries, which were eliminated at the consolidation level. The intercompany revenues and costs in relation to the Service Charges to the VIEs by our PRC subsidiaries amounted to RMB7,895 million, RMB9,497 million and RMB13,039 million (US$2,046 million), for the year ended December 31, 2019, 2020 and 2021, respectively.

e)
The cash flows which have occurred between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries represents the intercompany services fees which were eliminated at the consolidation level. In 2019, 2020 and 2021, the VIEs transferred RMB11,769 million, RMB15,372 million and RMB17,743 million (US$2,784 million), respectively, to our PRC subsidiaries as Service Charge, which were eliminated at the consolidated level.

f)
Represents the elimination of intercompany fund transfers between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries. The intercompany fund transfers from WOFEs to the VIEs, which were eliminated at consolidated level, amounted to RMB53 million, RMB717 millions and RMB3,524 million (US$553 million), for the year ended December 31, 2019, 2020 and 2021, respectively.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
In the future, if and when we become profitable, Tencent Music Entertainment Group’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Tencent Music Entertainment Group. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Tencent Music Entertainment Group. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”
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
Our Platform
We are the largest online music entertainment platform in China, operating the four out of the top five music mobile apps in terms of mobile MAUs in 2021. We also provide a variety of long-form audio content to meet users’ demand for a diverse online entertainment experience. Our platform comprises online music, online karaoke and music-centric live streaming products as well as long-form audio and online concerts, all supported by our content offerings, technology and data.
Our platform is an
all-in-one
music and audio entertainment destination that allows users to seamlessly engage with music and audio content in many ways, including discovering, listening, singing, watching, performing and socializing, as illustrated in the diagram below. On our platform, social interactions such as sharing, liking, commenting, following and virtual gifting, are deeply integrated in our products and highly complementary to the core music and audio experience, thereby enhancing our user experience, engagement and retention. As a result, we have built our platform into not just a content streaming platform, but a broad community for users to discover, listen, sing, watch, perform and socialize. We have also focused on driving our

“dual engine
content-and-platform”
strategy to deliver high quality products and services to users and foster innovation.

We offer a comprehensive suite of music entertainment products, leveraging the companionship that music embodies to invite users to discover, listen, sing, watch, perform and socialize.

•
Our online music services, QQ Music, Kugou Music and Kuwo Music
, enable users to discover and listen to music in personalized ways. We provide a broad range of features for music discovery, including music search and recommendations, music ranking charts, playlists, official music accounts and digital releases. We also offer comprehensive music-related video content including music videos, live performances and short videos.

•
Our online karaoke social community
, primarily
WeSing
, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on
Weixin/WeChat
or
QQ.
Each day, millions of users come to our platform to share what they have sung and to discover their friends’ performances. They can also sing duets with celebrities or other users, have a karaoke party in our virtual singing rooms, challenge each other in online sing-offs and request songs for artists or other users to sing live.
WeSing
continued to be the largest online karaoke social community in China in terms of mobile MAUs in 2021 where it allows users to share their singing performances with friends.

•
Our music-centric live streaming services
, primarily “Live Streaming” tab on
QQ Music,
Kugou Music
,
Kuwo Music
, WeSing, Kugou Live and
Kuwo Live
, provide an interactive online stage for performers and users to showcase their talent and engage with those who are interested in their performance and content curation.

We offer a vibrant and fast-growing music platform with the following elements:

•
Users
. We have a massive user base covering the largest music lover base in China with a full spectrum of user demographics. In 2021, we amassed 622 million online music mobile MAUs and 203 million social entertainment mobile MAUs. We also had 68.6 million online music services paying users with a paying ratio of 11.0%.

•
Products
. We develop and operate a portfolio of products that are engaging, social and fun. Our products allow users to discover and listen to music, sing and perform, as well as watch music videos and live music performances in a seamless and immersive way. With different music entertainment services fully integrated into one platform, users don’t just listen to music on our platform—after listening to a song, they may be inspired to sing that song and share the performance with friends or want to watch a live performance of the same song by a popular live streaming performer.

•
Content
. We have China’s largest music content library. We offer music content in recorded and live, audio and video formats of music videos, concerts and music shows, as well as an increasing range of other formats including short videos, variety shows, original soundtracks for games, films and TV shows, podcasts and audiobooks. In addition, hundreds of millions of users have shared their singing, short videos, live streaming of music performances, comments and music-related articles on our platform. Our content library also hosts a wide range of long-form audio content, including audiobooks, podcast and talk shows.

As part of our efforts to explore new opportunities to better serve our users, TME Live was launched in 2020 to integrate offline concert with online live-streaming experience. In 2021, we successfully hosted 56 live performances of different styles and genres, featuring a wide range of talented musicians from both home and abroad. In addition, we launched China’s first virtual music carnival,
TMELAND, in the fourth quarter of 2021, and hosted its first online music festival on the New Year’s Eve in a
130,000-square
kilometer virtual setting. With personalized 3D avatars, users across our different platforms can socialize with each other in a variety of digital scenarios such as virtual live streaming and virtual concerts, immersing themselves in a music entertainment experience that merges the real and virtual worlds.

•
Data and technology
. The scale and engagement of our user base generate extensive data which enables us to develop innovative products that best cater to user preferences by utilizing deep learning and data mining and enhance user experience. We have also developed technology that can monitor and protect copyrighted music, which empowers our artists and content partners to promote their music and protect their creative work.

•
Monetization
. We have innovative and multi-faceted monetization models that mainly include subscriptions, sales of digital music, virtual gifts, premium memberships and advertising. They are seamlessly integrated with our products and services in a way that enhances user experience. We also monetize our business through various advertising offerings on our platforms. Our strong monetization capability supports our long-term investments in content, technology and products. It also allows us to attract more content creators and transform China’s music entertainment industry.

•
Significant collaboration with Tencent
. We benefit from our relationships with Tencent and its massive user base, representing China’s largest online social community. The integration between Tencent’s products and our platform enables us to deliver a superior user experience and increase user engagement. For example, the music module embedded in the
QQ
mobile app allows
QQ
users to seamlessly access
QQ Music
.
WeSing
users can enjoy the recorded performances of their
QQ
friends and interact with them on our platform. We also benefit from the opportunities to collaborate with other platforms in Tencent’s content ecosystem. In 2021, we have deepened our collaboration with Weixin Video Accounts, which has enriched the music video content on both TME platforms and Weixin Video Accounts. Leveraging Weixin’s large user base, we are able to expand our promotional capability and enhance private domain traffic and interactions to increase room for monetization in the future. Specifically,
QQ Music
joined force with Weixin Video Accounts for the first time and presented
Elegant Summer Live
, an online event featuring well-known musicians and bands. We are also supporting the one-click
video publishing feature from
QQ Music
,
Kugou Music
,
Kuwo Music
and
WeSing
to Weixin Video Accounts when our users first join Weixin Video Accounts, making it easier for musicians to reach a broader audience. In addition,
QQ Music
and
WeSing
also launched a new feature which allows users to update their Weixin status with the songs they’re listening to or singing, making sharing more dynamic and fun. The latest version of Weixin also allows users to send songs from the TME music library directly to friends on Weixin. Moreover, in 2021, we collaborated with 46 IPs in the Tencent pan-entertainment
ecosystem across gaming, animation, literature, variety shows,

film & television and more, to produce and release 117 original songs. For more information about our collaboration with Tencent in content development and promotion, see “—Our Content Strategies—Partnering with Music Labels and Leading Industry Players.”

We have achieved growth and profitability at scale. From 2019 to 2021, our revenue increased from RMB25,434 million to RMB29,153 million, and further to RMB31,244 million (US$4,903 million). In 2019, 2020 and 2021, we reported profit for the year of RMB3,977 million, RMB4,176 million and RMB3,215 million (US$505 million), respectively, and recorded adjusted profit for the year of RMB4,903 million, RMB4,971 million and RMB4,332 million (US$680 million), respectively. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating
Results—Non-IFRS
Financial Measure.”
Our Brands and Products
We have four major product brands—
QQ Music
,
Kugou
,
Kuwo
and
WeSing
—through which we provide online music and music-centric social entertainment services to address the diverse music entertainment needs of music audiences in China. We also offer
Lazy Audio
, our dedicated long-form audio app as an effective complement to our music product and content portfolio.
Our products provide users with access to a comprehensive suite of service offerings, allowing them to listen, sing, watch and share music in a number of different ways and in a variety of settings. These services are fully integrated into our platform to give users a comprehensive online entertainment experience. Users can access these products through both mobile and PC as well as through in-car
and smart,
in-home
entertainment systems.
Social interactions are deeply integrated in our products and highly complementary to the core music experience. Moreover, they help enhance our user experience, engagement and retention. As a result, we are able to encourage music listeners to become singers and performers, and vice versa. As an illustration, a user who listens to a song on
QQ Music
frequently sings the same song on
WeSing
and shares the performance with friends on
Weixin
/
WeChat
or
QQ
, which in turn attracts their friends to download the
WeSing
app.

The following table summarizes the key attributes of our major product brands.

Brands	Key Attributes
QQ Music	Leading online music services with nationwide popularity that offer a comprehensive music library and a broad range of music-related video content, with a focus on popular artists and leading mainstream hits for younger music lovers in top-tier
cities in China, providing a platform for initial releases of digital music to promote interactions between music lovers and artists and develop a music lover economy centered around popular artists

Kugou
Pioneer and leader in online music entertainment industry with nationwide popularity and the broadest user base in China, recognized as a preferred destination for users to discover music content trending on the internet via:

•
Kugou Music
, leading online music services offering a comprehensive set of entertainment features, with a mass market focus and strong user penetration in lower-tier cities in addition to top-tier
cities

•
Kugou Live
, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

Kuwo
Comprehensive online music entertainment services with a large user base in Northern China:

•
Kuwo Music
, online music services with a focus on selected genres and segments, such as DJ mixes and children’s songs, to cater to users’ diverse tastes

•
Kuwo Live
, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

WeSing	Largest online karaoke social community by mobile MAUs with nationwide popularity, offering unique social networking features that enable users to express themselves by sharing their singing performances and interacting with friends, singers and other users with similar interests in various online social settings

Lazy Audio	A growing long-form audio platform where users can enjoy a variety of audio content, including audio books, cross-talks, radio dramas and other entertainment
From a content library perspective,
QQ Music
,
Kugou Music
and
Kuwo Music
are substantially integrated as they share access to all the tracks that we license from music labels. While
QQ Music
,
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
We have devoted substantial resources in building a vibrant ecosystem where users across our applications and content offerings can come together and celebrate their versatile entertainment experience on TME’s platform. For example, we have introduced our cross-platform, live streaming events to improve user engagement. In June 2021,
Kugou Live
and
WeSing
jointly hosted their first cross-platform competition, giving live stream performers broader exposure to both platforms and an effective way to tap into a new audience base, successfully increasing the vibrancy of both platforms. In September 2021,
Kugou Live
,
QQ Music
and
WeSing
jointly held another cross-platform competition, which set up an even larger stage for live stream performers to showcase their talents to a wider audience while improving user engagement on each single platform. In addition, by hosting Tencent Music Live Ceremony Live Streaming Gala in January 2022, we invited talented live stream performers from different TME’s platforms including
WeSing
,
QQ Music
,
Kugou Music
and
Kugou Live
to perform with celebrities.
Unique Online Music Entertainment Experience
Our music entertainment services span a number of use cases, such as listening to music and audio content at home or in a vehicle and interacting with friends through karaoke and live streaming. They are highly complementary to one another in terms of user experience and engagement. We cater to the varying needs of users through our flagship products. The following are screenshots of each of our major mobile apps.

Online Music Services
We deliver our online music services primarily through
QQ Music
,
Kugou Music
and
Kuwo Music
, each of which has attracted a large and avid user base.
Users may use basic features on
QQ Music
, including streaming, without logging in. To purchase subscription packages and enjoy additional features, such as creating personal playlists, users need to log into
QQ Music
, which requires a
Weixin
/
WeChat
or
QQ
account. Users may register with and access our online music services on
Kugou Music
and
Kuwo Music
using their mobile phone numbers, or through their
Weixin
/
WeChat
or
QQ
accounts.
We make listening to music simple and fun through discovery and personalization:

•	Listening experience .

•
Personal homepage
. Users have their own personal homepages where they can manage their playlists and access recently downloaded and/or streamed music content. It also provides various functions, such as following artists, purchasing subscription packages, tracking activity data and changing app themes.

•
Experience-enhancing music player
. We offer various functions to enhance user experience, such as sound quality optimization, shuffle play, day/night modes and music caching. We have also developed hundreds of audio settings that fit different songs, environments, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices. We also offer automatic music score generation functions, which generate professional-quality sheet music scores at users’ fingertips. For those users who prefer a simpler music listening experience, we offer
QQ Music Lite
which comes with a core set of music streaming functions with a minimalistic user-friendly user-interface design.

•	Music discovery . Users can discover music through a comprehensive range of features and services we offer:

•
Search
. Users can discover content through our powerful search engine. They can search music content across playlists, music charts, artists and genres. We also offer a song recognition tool which enables users to recognize the songs embedded in short videos within seconds.

•
Smart recommendations
. Using our algorithm and multi-dimensional data insights and metadata on our users’ music tastes, we recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. We have been improving the efficiency in content curation and accuracy of smart recommendation by utilizing deep learning and data mining, which has resulted in a substantial increase in average daily streams and user engagements for both its online music and social entertainment services. Users can also customize their recommendation sources. As we expand our content library, we continue to improve our knowledge about music and our users’ preferences by refining our music metadata tagging. This allows us to further enhance our music discovery and recommendation capabilities.

•
Music charts
. Built upon our commitment to promoting healthy and sustainable industry development, we have compiled a variety of music charts across different genres and languages that are widely recognized by music lovers, artists and labels.

•
Playlists
. We offer playlists covering a wide variety of genres, themes, languages and moods. We are also adapting to the preferences of younger music users by adding genres such as urban, electronic dance music (EDM), animation, comic and gaming, as well as Chinese ancient style. Our playlist offerings include curated playlists created by our music editorial team, machine-generated playlists supported by our AI capabilities, and user-generated playlists. We also encourage users to create their own playlists to share, thereby further amplifying their exposure within our online music community. Our interactive playlists can be jointly built and edited by multiple users, allowing users to break through the barriers of time and place while dynamically integrating listening with social interaction.

•
Official music accounts
. Users can subscribe to their favorite official music accounts operated by both established and aspiring artists, columnists and other music industry key opinion leaders. Through their official music accounts, owners can upload and share songs, videos, literature, photos and other music-related content.

•
Original music
. We offer a full suite of services to nurture and promote
up-and-coming,
aspiring artists. We offer “Tencent Musician Platform,” previously known as “Tencent Musician Program,” an open platform for artists to upload and manage their soundtracks, with user data analysis and actionable intelligence on music trends. See “—Our Content—Our Content Strategies—Cultivating Aspiring Artists” for more information.

•
Social experience
. Our platform delivers a superior and unique social music experience. Users can share their songs or playlists via
Weixin/WeChat
or
QQ
and other major social platforms. While listening to a song, users can interact with others listening to the same song by posting and exchanging comments. They can also create their own lyrics posters and share them with friends. Additionally, we provide users with various exciting ways to interact with their favorite artists, particularly in connection with releases of their digital singles and albums. As we aspire to connect people through music, our social and community-building efforts also focus on interactions among not only friends and families but also strangers with a shared passion for music. For example, we offer
Putong Community
, an innovative feature we introduced in
QQ Music
, to enable music lovers with common interests to socialize, interact and support their favorite artists. We have also launched
Putong Planet
, which allows users to swipe through visualized user profiles and interact with those who are listening to the same song. Besides, our
Leap of Heart
function enables one user to listen to songs another user is listening to with a simple,
one-click
following. Furthermore, we have upgraded the synchronized listening feature in
QQ Music
to encourage interactions among friends. These efforts all enable users to stay connected with their friends and even strangers through music, to discover music that is trending around them and to share music with those they care about. This in turn allows us to gain useful insight to improve music discovery and recommendations for our users.

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
We deliver online karaoke services primarily through
WeSing
, China’s largest online karaoke social community in terms of mobile MAUs in 2021, as well as the “Sing” function on
Kugou Music
. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular. Over these years, we have continued to establish
WeSing
as a social entertainment platform with singing at its core. Our focus is to engage users by demonstrating the power of singing in socializing, celebrating and supporting our community in a meaningful way, and creating tools that deliver a more personalized and enjoyable user experience. We currently require users to register with and access services and functions on
WeSing
using their
Weixin/WeChat
or
QQ
accounts, as
WeSing
is primarily used by users to socialize with their friends on
Weixin/WeChat
or
QQ
through music. Such linkage between
WeSing
and
Weixin/WeChat
or
QQ
has in turn also enriched Tencent’s content ecosystem by providing
Weixin/WeChat
or
QQ
users with convenient access to our content. In 2019, we introduced the
WeSing
Lite
app with streamlined functionality designed to attract users in China’s lower tier cities who have phones with lower storage capacity or slower internet connections, as well as first-time users who may appreciate a simpler interface. In 2021, we launched our Elder Care mode, which is designed to address seniors’ unique needs with larger fonts, more streamlined user interface design and more relevant content.
Users can sing along from our vast library of karaoke songs and share their performances, either in audio or video formats, with friends, mostly with users already connected on
Weixin/WeChat
or
QQ
. Karaoke songs recorded by users significantly augment our user-generated music content library.
WeSing
has functions and features designed to drive user engagement, social interaction and entertainment, including:

•
Singing features
. Users can record their karaoke songs in audio and video formats. They can not only sing alone, but also sing duets with celebrities or other users and then make a complete song to share with their friends. Users also receive a system-generated assessment of their performance which helps them continue improving their singing. In addition, users may edit recordings of karaoke songs with a large selection of special audio and visual effects, or record songs at offline mini-KTV
booths and share their performances online. To make the singing functions more accessible to mass users and improve recording performance and online singing experience, we have continuously upgraded the audio and video recording tools, including multi-genre remix, auto-tune and quick sing, making it more simple and fun for users to create and publish recordings. In addition, we have also improved the chorus functionality to allow even the shyest user to join a chorus while retaining their anonymity by not displaying their face.

•
Virtual karaoke rooms
. Users can create virtual karaoke rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts, rating each other’s performance and holding sing-offs for most likes and gifts. Our
Friend Karaoke Room
also enables families and friends to sing, chat, play and socialize, bringing the offline karaoke experience online for our users to enjoy real-time interactions and facilitates tighter social connections. We have also upgraded
WeSing
’s online karaoke room to offer a broader suite of online singing experience, including different party sizes ranging from solo and duet to small and large groups, as well as catering to different needs, such as singing-on-demand,
sing along on demand, singing practice, intra-room PK and cross-room activities. We have also launched a virtual live streaming room feature to provide an all-new
interactive experience to users, targeting real-time virtual social networking as a new growth engine for user engagement.

•
Online singing groups
. Users can discover and join a larger online singing group of people sharing common music interests. Online singing groups provide users with a great way to create online music communities, meet new like-minded friends, improve their singing performances and have fun socializing online. We also introduced an online service model featuring on-demand
vocal accompaniment, which effectively mobilizes karaoke influencers on the platform with potential commercialization opportunities to reward their singing talent.

•
Live performance
. Users can stream their singing performance through interactive live streaming sessions where users can interact with others by chatting, rating each other’s performance and giving virtual gifts.

•
Value-added services
. While users may access our basic karaoke functions free of charge, they can also purchase virtual gifts to send to their favorite singers and subscribe for premium memberships that come with value-added functions, such as higher soundtrack resolution, additional app themes and access to singing tutorial programs.

•
Multi-media content enrichment.
We use full-screen videos for our UI design on the recommendation page to make content browsing more immersive and engaging. We also enhanced the content recommendation algorithm for greater content exposure and interaction experience. In turn, such technology improvements have incentivized users to publish more contents, generating a virtuous cycle for users to create, publish and share contents on the platform.

•
Content creation
. We have worked to popularize the music creation process within
WeSing
, encouraging more
WeSing
users to become content creators. To this end, we have launched multiple features including Large Group Chorus, Acapella Chorus and Multivariant Adaptation. We also provide users with a virtual stage background and avatar for video recording, as well as the option to create a personalized short video by simply recording their voices with a semi-finished video supplied by
WeSing
.

Live Streaming of Music Performances
Live music performances provide a different user experience than recorded content. They can be extremely exciting, exhilarating and engaging. Through technology, online live streaming has become a preferred entertainment alternative with huge and rapidly growing market potential to cater to millions of China’s music lovers. This motivated us to provide a forum for performers to express themselves, share their creative work and for audiences to enjoy a completely different, interactive, music entertainment experience.
We offer live streaming of music performances primarily through the “Live Streaming” tab on
QQ Music, Kugou Music
,
Kuwo Music,
WeSing
,
Kugou Live
and
Kuwo Live
. Professional artists and other performers alike can stream their singing and other performance to a vast online audience, fostering a vibrant online social music entertainment community.

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
Our live streaming platforms cultivate an engaging and interactive environment for both the live streaming performers and the audience to create, discover, socialize and have fun together, mainly featuring the following:

•
Music-centric content
. Most of our live streaming users also use our online music or online karaoke services. Our data analytics and AI technology enable us to provide recommendations of relevant live streaming content based on what our users are listening to or singing on our platform. For example, when a live streaming performer on
Kugou Live
performs a song, a message bubble pops up instantaneously on
Kugou Music
notifying users listing to the same song. This allows users to seamlessly access this performer’s live streaming sessions on
Kugou Live
.

•
Social functions
. Our social functions make everyone a part of the show. Performers and users interact in various formats, such as voice and text chatting, video chatting, rating a performer’s performance and sending virtual gifts. We also rank popularity of performers by value of virtual gifts. This validates and rewards good performances and lets the user base know what others enjoy, driving user engagement and loyalty. At any time during a live streaming session, users may choose to follow a performer to receive notifications of future performances.

•
Sing-offs
. Live streaming performers can engage in a variety of real time singing and performance contests against each other to boost their popularity and rankings. Users can vote for and send virtual gifts to their favorite performers.

•	Song requests . Users can request to have a favorite song performed in exchange for a virtual gift.

•
Music events and talent shows
. To further diversify our live streaming content offerings, we offer live stream concerts performed by professional artists as well as music events, music variety shows and fan meetings on our live streaming platforms to allow our users to support and interact with their favorite artists through various ways including online audience voting.

•
New forms of interaction
. We bolster social and young attributes on
WeSing
by adding new forms of content such as mini live-streaming reality shows and new features such as universal duet that encourage users to interact. Virtual idols are another area where reality is increasingly merged with fantasy.
Shanbao
, our self-created Chinese Ancient Style virtual idol, was successfully adopted in a wide range of cross-field use cases recently, including collaborations with popular games, emoji and soundmoji packages, conference hosting, offline performances and more, showcasing the viability of virtual IP monetization.

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
We seek to establish and maintain stable, mutually beneficial relationships with live streaming performers. In particular, as part of our content strategies, we nurture promising live streaming performers and help them grow their fan base and make a living from their performances. We provide them with performance training and promotion support to increase their exposure. Our platform further provides a unique way for live streaming performers to interactively engage with their audiences and reach a larger potential audience base and to raise their profile in the industry.
For those live streaming performers who become popular, we can assist them to release new singles and albums, enriching our comprehensive music content offerings and attracting more traffic to both of our music and live streaming services, thus increasing the user engagement and loyalty on our platform.
Live streaming performers are required to enter into a cooperation agreement with us. Such agreements generally contain provisions that require the performer to live stream on our platform with typically a one-to-three-year
term. We have a revenue sharing model in which the performers (and their talent agency, if applicable) share with us a percentage of the virtual gift sales generated from their live streams.
Our Long-form Audio Offerings
We have built large, diverse long-form audio content offerings covering a broad range of selected genres and segments such as audiobooks, podcasts, cross talks and talk shows. In April 2020, we successfully launched
Kuwo Changting
, our dedicated long-form audio mobile app, and have been quickly rolling out audio channels and content offerings within
QQ Music
and
Kugou Music
. As part of our long-form audio content strategy, in March 2021, we completed the acquisition of 100% equity interest of Shenzhen Lanren, which operates
Lazy Audio
, a well-established audio platform in China. In April 2021, we integrated
Kuwo Changting
with
Lazy Audio
, and
re-imaged
the brand
Lazy Audio
(formerly branded as
Lanren Changting
during the relevant periods).
Lazy Audio
is designed to cater to avid audio users by providing an immersive and interactive audio experience through comics, surround sound and bullet chats. Since 2021, we have substantially enriched our licensed titles and accelerated our pace in adding podcasts for content diversification. For example, as NBA China’s official strategic partner, we have cultivated an NBA podcast ecosystem, attracting a broad range of sports fans looking for new and creative ways to enjoy sports content. Our heroic fantasy radio drama, Sword Snow Stride, has also become a self-produced content blockbuster.
As we grow our long-form audio offerings, we have adopted a
two-pronged
product strategy designed to unlock significant value from both music and standalone long-form audio applications. This approach allows us to leverage our massive existing music user base to drive penetration of our long-form audio content offerings.
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
In order to provide users a consistent and cohesive listening experience, we started to forge Internet of Things (IoT) partnerships with leading manufacturers of cars, smart speakers and smart watches in 2019, which will provide further channels for user acquisition. As a new music content consumption channel, IoT enhances our ability to effectively roll out and promote new music content to a wider audience in a broader set of use cases in users’ daily lives, making our services more accessible and more convenient to our users. We also expanded our coverage of a broader set of music usage scenarios, integrating with smart speakers, in-car
audio systems and TV and making inroad in the public performance market. In addition,
Kugou Music
, by pioneering in embedding MVs in music streaming pages, creates video-based music products, further catering to the needs of users for consuming music videos and bringing in a more immersive audio-visual experience.

Our Content
We are dedicated to building the most comprehensive and
up-to-date
library covering our users’ favorite music and audio content across both genres and formats.
Our Diverse Music and Long-Form Audio Content Library
We offer a diverse range of professional as well as user-generated recorded and live music content and long-form audio content across various formats. This content generally spans five different types:

•	Songs . Largest music library in China:

•	Features songs performed by both established and aspiring artists in China and around the world.

•
Underpinned by a comprehensive original content production system leverages our deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music.

•	Represents a variety of themes such as latest top hits, internet hits, time favorites and movie soundtracks.

•	Covers a broad range of music genres, including pop, rock, indie, hip hop, R&B, classical, jazz and electronic music in various languages including Mandarin, Cantonese, English, Korean and Japanese.

•	Categorized by listening habits, settings and moods, such as workout, travel, study and work, relaxation and many more.

•	Adapts to the preferences of younger music users by covering a wide range of genres such as urban, EDM, animation, comic and gaming, as well as Chinese ancient style.

•
Live streaming of music performances
. Professional artists along with aspiring and other performers stream music and other performances in real-time to our online audiences. These live streams allow users to experience and enjoy live music performances and interact with the performers in a variety of ways. Additionally, we offer live streaming of more professionally organized online concerts and music events for more established artists.

•
Recorded video and audio
. Various recorded music-oriented video content, such as full-length music videos, short videos, both professionally generated and user generated, behind-the-scenes
footage, artist interviews, music-focused variety shows and music awards shows, as well as audio books, podcasts and talk shows covering a diverse set of topics on children, education, history, and humanity, among other things.

•	Karaoke songs . Millions of online karaoke songs and the related user comments, which further expand the breadth of our music content offering, enhancing our user experience and engagement.

•
Reviews and articles
. We supplement our music content offerings through an enormous library of reviews and articles about music, artists and music lovers, written or curated by our in-house
editorial team. We place links in the articles to the featured music to provide users with even more choices of content.

Our Content Strategies
Partnering with Music Labels and Leading Industry Players
Currently, we focus on licensing top hits and premium content from major domestic and international music labels for a broad audience base. All the tracks that we license from music labels are generally available to users across our online music apps and, to the extent permitted by the terms of our licensing agreements with the licensors, our social entertainment products, except under certain circumstances where the artists or rights owners require us to publish their content under specific subscription packages or in a specific format. See “—Content Sourcing Arrangements.”
Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective ways for music labels and artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us valuable opportunities to collaborate on new album releases, music events and other initiatives. We also collaborate with established artists and major music labels to promote and release digital albums for our massive user base.
Additionally, we are continually diversifying across content type, genres and format on our platform. For example,
Kugou
has made Chinese Ancient Style a birthplace for hit songs through “Neo Ancient Vibe,” by organizing singing competitions and music galas, launching music charts, and other online and offline activities in 2021.
Hip-hop
has also become a value driver for our platform in 2021 and we have built a reputation among users and in the industry as the go-to
destination to discover
hip-hop
music. Our
QQ Musi
c’s Rappers Alliance brand is built upon deep collaborations with hip-hop
celebrities and record labels, which we augment with music contests, national live tours and other events.
While broadening our offering of copyrighted music, we have also been working closely with our upstream value chain, artists and other partners to create and produce more differentiated content. For example, in 2021, we partnered with prominent artists such as G.E.M., Jackson Yee and Angela Zhang, and co-produced
dozens of chart-topping songs across gaming, film, literature and comic categories. We have produced the chart-topping theme song The Peerless King by artist G.E.M. for the popular game Honour of Kings. The song was released for the game’s 2021 annual competitions and the World Champion Cup, and has been well received by both music and game lovers.
We also seek to deepen our partnerships with the broader Tencent ecosystem to create new music entertainment experiences and content. For example, in 2021, we deepened collaboration with Weixin Video Accounts in order to enrich the music video content on both our platforms and Weixin Video Accounts and leverage Weixin to expand our promotional capability. We have also worked extensively with Tencent Video to enhance content distribution. Tencent Video users can now seamlessly discover and enjoy original soundtracks and other music related to the video content they are watching. Additionally, users can now update their Weixin status when they sing or finish a recording on
WeSing
, sharing the experience with their Weixin friends.
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
Cultivating original works and enriching the indie musician ecosystem through our Tencent Musician Platform is another key source of our content differentiation. Tencent Musician Platform is our online service for selected aspiring artists to upload original music content to our platform that can be streamed and downloaded and demonstrates our strong capability in incubating talented musicians and bringing their original works to hundreds of millions of music lovers in China. We empower our indie musicians with useful tools and collaborative opportunities to realize their full potential, and create, grow, engage and monetize their art and audience base. We do this in part by providing them access to valuable resources, from song production and domestic and overseas promotion, all the way to artist and repertoire development, incentive plans, performance resources, copyright protection and career training. We have also developed a proprietary process of matching repertoire with suitable singers and producers for promotion on multiple TME and external platforms. For example, with the release of
QQ Music
’s 2021
year-end
music review, Fu Yi’s song “Time Never Forgets,” for which we managed the entire production, release and promotion process, achieved over 20 million first-day
streams, setting a streaming debut record within the indie musician category. In 2021, we also introduced a feature that allows artists to easily publish video content simultaneously across various TME and Tencent platforms, such as Weixin Video Accounts,
QQ Music
,
Kugou Music
,
Kuwo Music
and
WeSing
, making it easier for musicians to reach a broader audience.
Tencent Musician Platform has also established the sustainable and diverse monetization models for musicians and the industry. In 2021, we launched an upgraded 100 Million Yuan Incentive Plan, which incentivizes eligible musicians to collaborate with us in music creation, as well as provide comprehensive incentive mechanisms to help high-quality content and artists gain exposure across our platforms.
Our ongoing support to indie musicians has resulted in a growing number of indie musicians on our platform. By the end of the fourth quarter of 2021, the number of indie musicians on the Tencent Musician Platform reached 300,000.
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
Enhancing Our In-House Content Development Capability
We continue to invest substantially in content production to meet user demands for diverse forms of music entertainment. We have established a comprehensive set of original content production capabilities that leverage our deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music and have produced highly popular, trend-setting original music-centric content, which serves as a great compliment to our licensed content and attracts more users to our platform. For example, we developed and implemented a host of tools and technologies, leading to notable hits such as “Lonely City,” which took the No. 1 spot in the charts within the Chinese Ancient Style category upon release.
Other Content Initiatives
We leverage TME Live to create new online-merge-offline music scenarios and drive our in-house
content development and promotion. TME Live held 56 diverse live performances throughout 2021, including the 2021

Tomorrowland
. TME Live’s series of mind-blowing electronic music performances sponsored by
e-commerce,
automotive and other advertisers, helped brand owners dynamically resonate with users and maximize their brands’ emotional impact, while simultaneously fostering new business models. TME Live collaborated with the Tencent Musician Platform to showcase live performances in key cities via the 2021 Force Stage Plan, offering talented musicians the chance to participate in nationwide tours to reach a broader audience both online and offline.
In the fourth quarter of 2021, we launched China’s first virtual music carnival,
TMELAND
, and hosted its first online music festival on the New Year’s Eve in a
130,000-square
kilometer virtual setting. Participants flocked to the event to party virtually with their friends and world-renowned DJs such as Vicetone, Luminn and DEXTER KING in the form of brand-new
3D avatars. With personalized 3D avatars, users across our different platforms such as
QQ Music
,
Kugou Music
and
Kuwo Music
can socialize with each other in a variety of digital scenarios such as virtual live streaming and virtual concerts, immersing themselves in a music entertainment experience that merges the real and virtual worlds.
How We Generate Revenues
We generate revenues primarily from online music services and social entertainment services and others.
Online Music Services
Our revenues generated from online music services were RMB7,152 million, RMB9,349 million and RMB11,467 million (US$1,799 million), accounting for 28.1%, 32.1% and 36.7% of our revenues in 2019, 2020 and 2021, respectively.
Paid Music and Audio Content
Currently, we offer users subscription packages across our
QQ Music
,
Kugou Music
and
Kuwo Music
products to access our content. Our basic subscription packages are priced at RMB8 per month for a fixed amount of downloads per month of our music content offerings and access to certain paid-for-streaming
content. Users may also subscribe for our premium memberships at a price ranging from RMB15 to RMB18 per month to access a different combination of add-on
features and privileges including additional personalized app themes, more audio settings that enhance listening experiences, video downloading, unlimited playlist storage and faster streaming and download speed. We also offer discounts on the subscription packages, as well as certain privileges and benefits that are only available to paying users, to encourage user spending and paying user conversion and retention on our platform.
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
In addition to monthly subscription, we also allow users to stream and/or download singles and albums on a paid on-demand
basis. Songs were first released on our platforms are available for streaming and/or downloading within a given “promotion” period after the release only by the users who have purchased those songs, and the songs will be made available under the pay-for-streaming
model when the promotion period expires under this model.

Furthermore, we also offer users subscription packages to access our audio content at
Lazy Audio
. Paying users on our
Lazy Audio
platform are granted free, unlimited access to certain popular and carefully curated audio content during the subscription period. We also offer our paying users a variety of other privileges and benefits, including priority access to certain audio content and discounts on audiobooks.
Advertising
We offer various advertising services across our platform. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps and industry standard banner ads of various sizes and placements on the interfaces of our platform.
Content Sublicensing
We distribute certain of our licensed content to other online music platforms in accordance with the terms of the relevant license and distribution agreements. To preserve more flexibility to respond to market changes, we distribute such music content to other online music platforms at a fixed rate typically for a term of one year, renewable by mutual agreement of both parties.
Social Entertainment Services and Others
Our revenues generated from social entertainment services and others were RMB18,282 million, RMB19,804 million and RMB19,777 million (US$3,103 million), accounting for 71.9%, 67.9% and 63.3% of our revenues in 2019, 2020 and 2021, respectively.
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

Branding, Marketing and Sales
The focus of our marketing efforts is to further strengthen our brands, including
QQ Music
,
Kugou
,
Kuwo
,
WeSing
, and
Lazy Audio
, and to expand our entertainment ecosystem to connect more users, artists and content providers. We aim to deliver best-in-class
entertainment content and services in order to garner strong word-of-mouth
referrals and enhance our brand recognition.
We primarily rely on
word-of-mouth
referrals and benefit from our strong brands to attract users to our platform. We also engage in diverse marketing activities both online and offline to enhance brand awareness. Specifically, our marketing campaigns increase platform traffic through search engine marketing and social media. Moreover, we host or participate in various forms of music-related events and activities to further boost our brand recognition, such as cooperation with established artists, singing competitions, TV and internet music talent shows, music festivals, campus campaigns, artist tours and fan events, to enhance our brand recognition. We also work to deepen our presence into schools and college campuses through online and offline activities such as on-campus
competitions and graduation ceremonies.
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

•
We have strong partnerships with a wide range of music labels and other copyright owners. As of December 31, 2021, we licensed musical recording rights and/or music publishing rights underlying music content mainly on terms ranging from one to three years from domestic and international music labels, including through distribution and licensing agreements with leading international and Chinese music labels.

•
We pay for music labels for licensed music content based on licensing fee and revenue-sharing incentive royalties. Under such fee arrangements, the amounts of licensing fees and incentive royalties depend on factors including the type of content, the popularity of the performers, as well as our relationships with the licensors. Payments under the licenses are generally made in installments throughout the duration of the licenses.

•
We have arrangements with other online music platforms in China to cross-license our respective licensable or sub-licensable
rights in musical works. We believe these arrangements benefit not only particular market players like us, but also the industry at large by increasing cooperation in copyright protection and allowing users to access more songs across different platforms.

•
Individual artists
. We also enter into licenses with individual artists or their agencies to bring a broader and more diverse content offering on our platform. See “—Our Content—Our Content Strategies—Cultivating Aspiring Artists” for more information about Tencent Musician Platform, an online service designed to nurture aspiring individual artists.

•
User-generated content
. User-generated content from live streaming performers (and their agencies, if applicable) is covered by revenue-sharing arrangements. Live streaming performers (and their agencies, if applicable) own the intellectual property rights of the live streaming content they create, and we are permitted to use such content on our platforms pursuant to our arrangements with these performers and/or their agencies. In addition, users uploading user-generated content on our platform typically agree to grant us the associated copyright of such content. For additional details concerning our copyright protection with respect to user-generated content, see “—Copyright Protection” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We allow user-generated content to be uploaded on our platform; if users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”

•
MCSC
. We had a framework agreement with the MCSC, a music collective copyright organization in China, for an initial term of two years which automatically renews for one year upon the expiration of the initial term. The framework agreement expired on December 31, 2020, and we are negotiating with the MCSC regarding the renewal of the agreement and the related content sourcing arrangement.

Copyright Protection
We are committed to copyright protection and we strive to continue playing a leadership role in improving China’s music and audio copyright environment.
We take various measures to ensure content offered on our platform does not infringe upon copyrights of third parties. Once it is licensed, we closely monitor copyrighted content on our platform for compliance with the scope of the licenses and therefore to attempt to detect and remediate infringement of third-party copyrights on our platform in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors. For example, we typically require the licensors to represent in the licensing agreement that they have the legitimate right to license the content and require them to indemnify us for losses arising from any claims of infringement or violation of laws and regulations. With respect to user-generated content, we also rely on the safe harbor provision for online storage service providers under PRC copyright laws and regulations, and have adopted measures intended to minimize the likelihood that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights, (ii) restricting users on our blacklists from uploading content, and (iii) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content.
We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other platforms. More specifically:

•
Monitoring
. Leveraging our advanced audio and video fingerprinting technology and massive data base, we are able to continually screen and identify infringing content displayed on third-party platforms in China.

•
Enforcement of our rights
. When our system identifies an infringing use of our content on a third-party platform, our system automatically generates an alert email to our legal and copyright protection department, which promptly serves a takedown notice to the infringing platforms requesting that the infringing content be removed. Following the takedown notice, our legal and copyright protection department will review the relevant evidence and initiate the removal procedures to ensure timely removal of infringing content, and they may also file complaints with the National Copyright Administration or initiate legal proceedings.

•	Follow-up . Once a takedown notice is served or a legal proceeding initiated, our copyright system starts to track the relevant platforms to check if the infringing content has been timely removed.
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
Other Intellectual Property
In addition to copyrights of our content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of December 31, 2021, we have applied for the registration of 3,950 patents, among which 2,196 patents have been granted by the National Intellectual Property Administration and overseas. One of our patents has been recognized with the Nineteenth China Patent Award and one of our patents has been recognized with the Twenty-second China Design Award by the National Intellectual Property Administration. In addition, one of our patents has been recognized with the Eighth Guangdong Patent Silver Award by the People’s Government of Guangdong Province. As of the same date, we have applied for 4,823 trademarks, among which 3,189 had been registered with the Trademark Office of the National Intellectual Property Administration and overseas. We had also registered 542 software copyright with the Copyright Protection Center of the PRC. Our “
酷狗
” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.
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

•
Search and discovery engines
. We provide users with a quality and fun music entertainment experience by leveraging our powerful music search and discovery engines. Our advanced algorithms improve the accuracy and relevance of our search results. In addition, we have developed various user functions including machine-generated playlists and intelligent recommendations of related music content to deliver a quality and fun music discovery experience. We have been continually improving our efficiency in content curation and accuracy of smart recommendation by utilizing deep learning and data mining, which has resulted in a substantial increase in average daily streams and user engagements for our services. On our music application recommendation pages, we added live streaming feeds, long-form audio and content in other formats, providing more choices to satisfy the entertainment consumption demand of our users. This self-reinforcing and virtual process has led to a sequential increase in the proportion of streaming volume driven by recommendation. In the world-renowned MIREX global song recognition technology competition in 2020,
Kugou Music
was the winner in the Audio Fingerprinting category, and QQ Music’s predictive model, or PDM, broke multiple world records in the area of Patterns for Prediction.

•
User-experience enhancements
. We offer a variety of sounds effects to enhance our users’ listening experience. Our award-winning proprietary audio settings, such as
QQ Music Super Sound
,
Kugou Viper Sound
and
WeSing Super Voice
audio settings, not only bring superior sound quality and a
best-in-class
listening experience to users, but also foster a large, growing online community for them to share user feedback about our sounds effects. In addition, we provide various special visual effects and camera filters to users recording videos on our platform. Our proprietary “pairing” algorithm identifies live streaming performers of similar genres or styles inviting them to form a duet or join a sing-off,
which increases user engagement on our platform. Our technology makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo. In 2021, for
WeSing
, we adopted cutting-edge technology to include an immersive chorus accompaniment sound effect, to mimic a large-scale graduation ceremony, as well as a multi-dimensional scoring system to sharpen our recording tools. These improvements have led to a more enjoyable user experience while recording songs, which in turn spurs increased engagement among users. Additionally, as part of our overall videolization initiatives, we have built and continue to optimize our shared middleware and architecture, which is crucial to further enhance video content offering across our platforms.

•
Innovative use cases of cutting-edge technologies
. In order to bring users a more immersive, vivid, and smooth listening experience, we have deployed the industry’s first vocal-emotion-enabled AI reading technology to produce audiobooks, contributing to 30 titles based on well-known literature content such as Battle Through the Heavens. Additionally, we endeavor to use the state-of-the-art
virtual reality technology to offer a
brand-new,
immersive music entertainment experience. In the fourth quarter of 2021, we launched China’s first virtual music carnival,
TMELAND
, and hosted its first online music festival on the New Year’s Eve in a
130,000-square
kilometer virtual setting. At
TMELAND
, users across our different platforms such as
QQ Music
,
Kugou Music
and
Kuwo Music
can use their personalized 3D avatars to socialize with each other in a variety of digital scenarios such as virtual live streaming and virtual concerts, immersing themselves in a music entertainment experience that merges the real and virtual worlds.

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
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, except as disclosed in this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIEs in China, including, among others, the Value-Added Telecommunication Business Operating License, Audio and Video Service Permission, Online Culture Operating Permit, License for Production and Operation of Radio and TV Programs and Commercial Performance License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet, music entertainment and long-form audio industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”
Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIEs may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”
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
The MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List, on December 27, 2021, which became effective on January 1, 2022. The Negative List stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction.
In December 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investors will be negatively recorded in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
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
Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by the MIIT in October 2020, the MIIT will not issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign-invested enterprises would need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.
We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, each of Shenzhen Lanren, Guangzhou Kugou and Beijing Kuwo holds a valid ICP License, and Tencent Music Shenzhen intends to apply for the ICP License. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet, music entertainment and long-form audio industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”
Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services
Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.
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
On November 4, 2016, the CAC issued the Administrative Regulations on Online Live Streaming Services, or the Online Live Streaming Regulations, which came into effect on December 1, 2016. According to the Online Live Streaming Regulations, when providing internet news information services, both online live streaming service providers and online live streaming publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of their AVSPs. All online live streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live streaming content.
On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers etc.
Beijing Kuwo’s application for the renewal of its AVSP has been approved by National Radio and Television Administration, and Guangzhou Kugou has submitted the application to renew the AVSP and such application is being processed by the relevant authorities. Besides, Guangzhou Kugou had expanded the business scope of its AVSP to cover the provisions of certain types of mobile internet audio and video program services.

Tencent Music Shenzhen and Shenzhen Lanren may be required to obtain an AVSP. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet, music entertainment and long-form audio industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”
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
Each of Shenzhen Lanren, Guangzhou Kugou and Beijing Kuwo holds a valid License for Production and Operation of Radio and TV Programs as required by the Radio and TV Programs Regulations.
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
Each of Guangzhou Kugou, Beijing Kuwo and Tencent Music Shenzhen plans to apply for the Online Publishing Service Permit.
Regulations on Internet Culture Activities
Pursuant to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture on February 17, 2011 and amended on December 15, 2017, internet culture activities include: (i) production, reproduction, import, release or broadcasting of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on internet; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial
internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for an Online Culture Operating Permit, while non-commercial
cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning and fines up to RMB30,000. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. Currently, each of Guangzhou Kugou, Beijing Kuwo, Tencent Music Shenzhen and Shenzhen Lanren holds a valid Online Culture Operating Permit.
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
Regulations on Commercial Performances
The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council and put into effect on November 29, 2020. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. The Draft Amendment to the Implementing Rules for Administrative Regulations on Commercial Performances, or the Draft Amendment to the Implementing Rules, was published for comments by the Ministry of Culture and Tourism on November 18, 2021, which further stipulates that where a foreign-invested performance brokerage institution applies for engaging in commercial performance activities, Draft Amendment to the Implementing Rules is applicable as reference. In addition, the Measures for the Administration of Performance Brokers was promulgated by the Ministry of Culture and Tourism on December 13, 2021 and became effective on March 1, 2022, pursuant to which performance broker shall pass the performance broker exam and acquire a performance broker certificate before engaging in the performance business. Currently, each of Guangzhou Kugou, Beijing Kuwo and Tencent Music Shenzhen holds a valid Commercial Performance License.
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
On November 26, 2021, the Administrative Measures for Internet Advertising (Draft for Comment) was published by the SAMR for public comments, which requires that Internet advertising operators and publishers shall establish and improve the management systems regarding acceptance, registration, review and filing of the Internet advertising businesses according to the relevant regulations and shall examine, verify and register the identity information of advertisers such as their names, addresses and valid contact details, set up registration files and check and update them on a regular basis. Relevant files shall be kept for not less than three years from the date of termination of the advertisement release. Advertisement reviewers familiar with advertising laws and regulations are required, and if possible, a special department shall be established to be responsible for the review of Internet advertisements. The Administrative Measures for Internet Advertising (Draft for Comment) was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

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
On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on 1 November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.
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
TME Tech Shenzhen, was established in Qianhai, Bonded Zone of Shenzhen in 2017 and was entitled to a preferential tax rate of 15% as it met the requirements set out by local tax authorities, and accordingly income tax for TME Tech Shenzhen was provided and paid at the preferential tax rate of 15% for the year ended December 31, 2017. However, TME Tech Shenzhen was further assessed and approved by the relevant government authorities as an SE in 2018 and entitled to the relevant tax holiday which became applicable since the year ended December 31, 2017. Refund for the income tax paid for 2017 was received and recognized in 2018. After the tax holiday, TME Tech Shenzhen was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2019, 2020 and 2021.
Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 9%.
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
As of the date of this annual report, our PRC subsidiaries and the VIEs are generally subject to VAT rates of 3%, 6% or 13% (which was 16% prior to April 1, 2019).
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
The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 and the macro-prudential adjustment parameter shall be 1. Therefore, as of the date hereof, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

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

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions, and issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks. On December 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, the Anti-Monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Bureau of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of users’ unnecessary data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.
On October 23, 2021, the Standing Committee of the National People’s Congress issued a new Draft Amendment to the Anti-Monopoly Law (Revised Draft for Comment), or the Revised Draft Amendment, to seek public comments. Among others, the Revised Draft Amendment provides that the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose on it a fine of not more than ten percent of its last year’s sales revenue, if the concentration of undertakings has or may have an effect of excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB 5,000,000 may be imposed on operators. The Revised Draft Amendment was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.
On July 24, 2021, the State Administration for Market Regulation, or SAMR, issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. We shall also discontinue any arrangement where we offer high advance licensing payment to and seek preferential licensing terms from copyright owners without reasonable grounds. To comply with such Administrative Penalty Decision, Tencent and we have terminated all existing exclusive music copyright licensing arrangements with the relevant upstream copyright holders subject to certain limited exceptions specified in the decision as of the date of this annual report, and we will pursue nonexclusive collaborations with upstream copyright holders.
Regulations on M&A and Overseas Listings
In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. While the application of the M&A Rules remains unclear, our PRC counsel, Han Kun Law Offices, has advised us that based on its understanding of current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.
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
On December 24, 2021, the CSRC published the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of Domestic Companies, Domestic Companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a Domestic Company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic Companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions. However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas.

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
Kugou Live
.

(2)
Shareholders of Beijing Kuwo and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (61.64%), an entity controlled by Tencent; (ii) Ms. Meiqi Wang (23.02%), spouse of our former
Co-President
and director, Mr. Guomin

Xie; and (iii) Mr. Lixue Shi (15.34%), our Group Vice President. Beijing Kuwo operates Kuwo Music and Kuwo Live .
(3)
Shareholders of Beijing Gongse and their respective shareholdings and relationship with our company are as follows: (i) Mr. Qihu Yang (20%), our General Counsel; (ii) Mr. Dejun Gu (20%), the head of our human resources department; and (iii) Ms. Xing Chen (20%), Ms. Yueting Luo (20%) and Mr. Yunheng Liang (20%), all of whom are employees of our company.

(4)
Partners of Beijing Shangqin are Beijing Gongse (0.0005%) (the general partner), Mr. Qihu Yang (19.9999%), Mr. Dejun Gu (19.9999%), Ms. Xing Chen (19.9999%), Ms. Yueting Luo (19.9999%) and Mr. Yunheng Liang (19.9999%).

(5)
Partners of Beijing Yuzhong are Beijing Gongse (0.0005%) (the general partner), Mr. Qihu Yang (19.9999%), Mr. Dejun Gu (19.9999%), Ms. Xing Chen (19.9999%), Ms. Yueting Luo (19.9999%) and Mr. Yunheng Liang (19.9999%).

(6)	Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(7)	Tencent Music Shenzhen operates QQ Music and WeSing .
Contractual Arrangements with the VIEs and Their Respective Shareholders
Currently, substantially all of our users and business operations are located in the PRC and we do not have plans for any significant overseas expansion in the foreseeable future, as our primary focus is the PRC online music and audio entertainment market, which we believe possesses tremendous growth potential and attractive monetization opportunities.
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, online culture services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of
e-commerce,
domestic multiparty communication,
store-and-forward
or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information of the Company—4.B. Business Overview—Regulations—Regulations on Foreign Investment.” We are a company incorporated in the Cayman Islands. Our PRC subsidiaries, including Beijing Tencent Music and Yeelion Online, among others, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs and their respective subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over the VIEs and consolidate their operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo. The contractual arrangements by and among us (through our wholly-owned PRC subsidiaries) and each of the VIEs as well as their respective shareholders, are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. In addition, the spouses of certain shareholders of VIEs have also signed spousal consents, the key terms of which are summarized below.
In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of the VIEs and our wholly-owned PRC subsidiaries as of the date of this annual report do not contravene any PRC laws or regulations currently in effect; and

•
the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs and their respective shareholders governed by PRC laws as of the date of this annual report are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

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
The partners of Beijing Shangqin entered into a series of Share of Property Pledge Agreements with Beijing Tencent Music and Beijing Shangqin, pursuant to which the partners of Beijing Shangqin pledged all of their share of property held in Beijing Shangqin to Beijing Tencent Music. Similarly, the partners of Beijing Yuzhong entered into a series of Share of Property Pledge Agreements with Beijing Tencent Music and Beijing Yuzhong, pursuant to which the partners of Beijing Yuzhong pledged all of their share of property held in Beijing Yuzhong to Beijing Tencent Music.
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
Under the exclusive business cooperation agreement between Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, Guangxi Hexian (previously known as Xizang Qiming), Shenzhen Ultimate Music, Guangxi Qingse, or Qianhai Daizheng and our respective and our applicable subsidiary, there is no specific number or percentage of service fees that our subsidiary is entitled to charge for the services provided to each such VIE. Instead, the services fee can be agreed by Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, Guangxi Hexian (previously known as Xizang Qiming), Shenzhen Ultimate Music, Guangxi Qingse, or Qianhai Daizheng and our respective applicable subsidiary by taking into account the complexity of services provided, the time consumed and seniority of staff involved and other factors.
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
Debt Assignment and Offset Agreement
Pursuant to the debt assignment and offset agreement dated August 20, 2019 by and among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online, Mr. Guomin Xie (as the assignor) transferred, and Ms. Meiqi Wang (as the assignee) agreed to undertake, the Assignor’s obligations to repay the loan (and its interest) under the Loan Agreement. As consideration for the Assignee to undertake the Assignor’s obligations to repay the loan (and its interest) under the Loan Agreement, the transfer consideration equal to the amount of outstanding loan under the Loan Agreement in the share transfer agreement with respect to equity interest of Beijing Kuwo between the Assignor and the Assignee shall be regarded as has been paid by the Assignee to the Assignor.
There is no such debt assignment and offset agreement between Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, Guangxi Qingse, Qianhai Daizheng or Shenzhen Ultimate Music’s subsidiaries and their respective shareholders.
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

Spousal Consents
The spouses of certain individual shareholders of the VIEs have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by his or her spouse of the above-mentioned equity interests pledge agreement, exclusive option agreement and voting proxy, as applicable, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in the applicable VIEs held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in the applicable VIEs held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

4.D.	Property, Plant and Equipment
Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing, Guangzhou and some other cities in China with an aggregate of approximately 82,406 square meters. These facilities are currently accommodating our management headquarters, most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN).
We lease all of the facilities that we currently occupy. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

5.A.	Operating Results
General Factors Affecting Our Results of Operations
Our business and results of operations are affected by a number of general factors affecting China’s online music and audio entertainment industry, which include:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	our ability to retain, grow and engage our user base and expand our content and experience offering;

•	expected changes in our revenues, content-related costs and operating margins;

•	the evolving regulatory environment;

•	our ability to retain key personnel and attract new talent;

•	competition in China’s online music and audio entertainment industry;

•	general economic, political, demographic and business conditions in China and globally; and

•	changes in global economy including any adverse impacts of the COVID-19 outbreak.

Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.
Specific Factors Affecting Our Results of Operations
Our ability to maintain and grow our user base and further increase their engagement level
We generate revenues primarily through the sales of memberships and virtual gifts. Therefore, our ability to generate revenues is affected by the number of our users and the levels of their engagement. Our ability to continue to grow our user base and increase user engagement is driven by various factors, including our ability to increase the breadth and attractiveness of our content offerings; provide smart content recommendations; deliver differentiated user experiences; encourage users to use multiple services across our platform; improve the social interaction features of our platform; and enhance our brand reputation.
We adopt a holistic approach to operating our online music services and social entertainment services to foster the collaboration between them. We leverage our strong product functions and content recommendation and technology capabilities to further enhance product integration between these two services. For example, users can directly access the singing page of a song on our social entertainment apps from the listening page of the song on our online music apps. We also provide real-time recommendations of live streaming content based on what music our users are listening to on our online music apps.
The following table sets forth details of our mobile MAUs for the years indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user during any given period.

	For the Year Ended December 31,
	2019	2020	2021
	(in millions)
Online music mobile MAUs	653	644	622
Social entertainment mobile MAUs	240	240	203
From 2019 to 2021, we experienced a decrease in our online music mobile MAUs, due to churn of our casual users served by other pan-entertainment
platforms. However, leveraging our high-quality content offering and services provided, we believe we will continue to benefit from our expanded sales channels and increased paying user loyalty. Additionally, as we continue to maintain our large online music mobile MAUs, we will keep focusing on driving the paying ratios and monetization efficiencies of our online music services.
For our social entertainment business, we also experienced a decrease in our social entertainment mobile MAUs from 2020 to 2021 due to macro headwinds, competition from pan-entertainment
platforms and regulatory impact. To drive user engagement in the long term, we are working on further differentiation through continued product innovations and building more verticals in social entertainment.
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

	For the Year Ended December 31,
	2019	2020	2021
Paying users (1) (in millions)
Online music services	33.7	49.4	68.6
Social entertainment services	11.6	11.7	10.3
Paying ratio (1)
Online music services	5.2%	7.7%	11.0%
Social entertainment services	4.8%	4.9%	5.1%
Monthly ARPPU (1) (RMB)
Online music services (2)	8.8	9.4	8.9
Social entertainment services (3)	131.3	141.1	160.0

Notes:
(1)	For definitions, see “Introduction.”
(2)
The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the periods indicated were RMB3,563 million, RMB5,560 million, and RMB7,333 million (US$1,151 million) respectively.

(3)
The revenues used to calculate the monthly ARPPU of social entertainment services include revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Historically, while paying users for online music services and paying ratio for both our online music services and social entertainment services have generally been increasing, the smaller number of mobile MAUs and paying users for our social entertainment services have generated the majority of our revenues for two reasons. First, users in China historically had a relatively lower willingness to pay for music as compared with more developed markets, and therefore we, in the past, have mainly focused on providing attractive music content and functionalities for our online music services, with a view towards cultivating users’ habits and willingness to pay in the long term. Second, while our online music services users typically only pay once a month for a subscription package, our social entertainment services provide more opportunities for user interactions and thus lead to more paid consumption scenarios that allow users to pay (e.g., through purchasing and sending virtual gifts), and our social entertainment services provided more diversified monetization opportunities through advertising. In the foreseeable future, we will continue to drive the paying user conversion and revenues of our online music services while maintaining the competitiveness of our social entertainment services as a major contributor to the overall monetization of our platform.
Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models including, for example, the pay-for-streaming
model and advertising services, into the overall user experience on our platform. See “Item 4. Information on the Company—4.B. Business Overview—How We Generate Revenues—Online Music Services” for more information of the pay-for-streaming
model. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its online music and audio entertainment industry in particular. See “Item 3. Key

Information—3.D. Risk Factors—Risks Related to Doing Business in China—We face risks related to accidents, disasters and public health challenges in China and globally.”
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
Our results of operations and our ability to sustain profitability may also be affected by our obligations to make payments for royalties to the licensors under our license agreements. See “Item 4. Information on the Company—4.B. Business Overview—Content Sourcing Arrangements” for more information about the pricing structure of our licensed content.
We are committed to protecting music copyright, and our leading role in China’s music copyright protection efforts has made us a partner of choice for major domestic and international music labels and other content partners. This has helped us maintain long-term collaborative relationships with our content partners, which, in turn, enables us to source content on commercially reasonable terms.
We believe that our collaborative relationships with content partners and our diversified monetization models enable us to maintain and enhance returns on content spending without compromising our commitment to copyright protection.

Key Components of Results of Operations
Revenues
We derive our revenues from (i) online music services; and (ii) social entertainment services and others.
The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	7,152	28.1	9,349	32.1	11,467	1,799	36.7
Social entertainment services and others	18,282	71.9	19,804	67.9	19,777	3,103	63.3

Total revenues	25,434	100.0	29,153	100.0	31,244	4,903	100.0

Online music services.
We generate revenues from our online music services primarily from subscriptions, namely from paid music and audio through sale of subscription packages for a fixed monthly fee. In 2019, 2020 and 2021, revenue from music subscriptions was RMB3,563 million, RMB5,560 million and RMB7,333 million (US$1,151 million), respectively. In addition, we also generate revenues from: (i) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content; (ii) sublicensing music content licensed from content providers to other online music platforms and other third parties; (iii) selling digital music singles and albums to users on our platform; and (iv) providing various other music and long-form audio-related services, such as providing integrated and technology-driven music solutions to smart device and automobile manufacturers.
Social entertainment services and others.
We generate our social entertainment and other services revenues through live streaming, online karaoke, sales of music-related merchandise and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts. Generally, a portion of the revenues is shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a small portion of the revenues from offering display and performance-based advertising solutions on our platform and selling premium memberships to our users. We expect that the growth in our revenue from social entertainment services and others will moderate, and such revenue may be subject to downward pressure in the foreseeable future, due to a combination of multiple factors. These factors include increasing competition, the changing macro environment, and the evolving regulatory landscape, including the heightened regulatory oversight over live streaming platforms and performers. See “Item 3. Key Information—3.D. Risk Factors— Our business operations may be adversely affected by the PRC government’s heightened oversight and scrutiny on live streaming platforms and performers.” We are working to increase our competitiveness through ongoing product innovations and by building additional verticals in social entertainment such as audio live streaming, international expansion and virtual interactive product offerings.
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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	14,967	89.3	17,478	88.0	18,992	2,980	87.0
Other cost of revenues	1,794	10.7	2,373	12.0	2,848	447	13.0

Total cost of revenues	16,761	100.0	19,851	100.0	21,840	3,427	100.0
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
We expect that our cost of revenues including, in particular, our service costs, will fluctuate in absolute amount in the foreseeable future as it is affected by various factors as discussed above.
Operating expenses
The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	2,041	43.0	2,475	44.4	2,678	420	40.0
General and administrative expenses (1)	2,703	57.0	3,101	55.6	4,009	629	60.0

Total operating expenses	4,744	100.0	5,576	100.0	6,687	1,049	100.0

Note:
(1)	Includes R&D expenses of RMB1,159 million, RMB1,667 million and RMB2,339 million (US$367 million) in 2019, 2020 and 2021, respectively.
Selling and marketing expenses
. Our selling and marketing expenses consist primarily of (i) branding and user acquisition costs; (ii) salaries and other benefits paid to our sales and marketing personnel; and (iii) amortization of intangible assets resulting from acquisitions. We will continue to manage selling and marketing expenses as we keep on managing external promotion channels’ efficiency and better utilizing internal traffic to attract users and promote our brand.
General and administrative expenses
. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; (ii) salaries and other benefits paid to our general and administrative personnel; (iii) fees and expenses associated with the legal, accounting and other professional services; and (iv) amortization of intangible assets resulting from acquisitions. We will continue to manage our general and administrative expenses as we continue to improve our operating efficiencies while continuously investing in research and development to expand our competitive advantages in product and technology innovations.
Other (losses)/gains, net
Our other (losses)/gains primarily include tax rebates, gains and losses from investments and fair value change, and government grants. We recorded other gains of RMB78 million in 2019, other gains of RMB362 million in 2020 and other gains of RMB553 million (US$87 million) in 2021.
Taxation
We had income tax expense of RMB563 million, RMB456 million and RMB417 million (US$65 million) in 2019, 2020 and 2021 respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.
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
Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to preferential tax rate of 15% for the years ended December 31, 2019, 2020 and 2021. Guangzhou Kugou has also been recognized as HNTE by the relevant government authorities and was entitled to a preferential tax rate of 15% for the years ended December 31, 2019 and 2020. For the year ended December 31, 2021, Guangzhou Kugou was under the unified CIT rate of 25%. Yeelion Online and TME Tech Shenzhen were qualified as SE and have entitled to tax holidays starting from the year ended December 31, 2017 (i.e., their first profitable year in 2017). TME Tech Shenzhen and Yeelion Online were further qualified as KSE and have entitled to a preferential tax rate of 10% for the year ended December 31, 2019. For the year ended December 31, 2020 and 2021, TME Tech Shenzhen and Yeelion Online were entitled to a reduced tax rate of 12.5%. Yeelion Online Network Technology (Tianjin) Co., Ltd. and Guangzhou Shiyinlian Software Technology Co., Ltd. were qualified as SE and have been entitled to tax holidays starting from the years ended December 31, 2019 (i.e., their first profitable year in 2019), and they were entitled to a reduced tax rate of 12.5% starting from the year ended December 31, 2021.
Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 9%.
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

Results of Operations
The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	7,152	28.1	9,349	32.1	11,467	1,799	36.7
Social entertainment services and others	18,282	71.9	19,804	67.9	19,777	3,103	63.3

Total revenues	25,434	100.0	29,153	100.0	31,244	4,903	100.0
Cost of revenues (1)	(16,761)	(65.9)	(19,851)	(68.1)	(21,840)	(3,427)	(69.9)

Gross profit	8,673	34.1	9,302	31.9	9,404	1,476	30.1
Operating expenses
Selling and marketing expenses (1)	(2,041)	(8.0)	(2,475)	(8.5)	(2,678)	(420)	(8.6)
General and administrative expenses (1)	(2,703)	(10.6)	(3,101)	(10.6)	(4,009)	(629)	(12.8)

Total operating expenses	(4,744)	(18.7)	(5,576)	(19.1)	(6,687)	(1,049)	(21.4)
Interest income	615	2.4	622	2.1	530	83	1.7
Other gains, net	78	0.3	362	1.2	553	87	1.8

Operating profit	4,622	18.2	4,710	16.2	3,800	596	12.2
Share of net (loss)/profit of investments accounted for using equity method	(18)	(0.1)	19	0.1	(47)	(7)	(0.2)
Finance cost (2)	(64)	(0.3)	(97)	(0.3)	(121)	(19)	(0.4)

Profit before income tax	4,540	17.9	4,632	15.9	3,632	570	11.6
Income tax expense	(563)	(2.2)	(456)	(1.6)	(417)	(65)	(1.3)

Profit for the year	3,977	15.6	4,176	14.3	3,215	505	10.3

Note:
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	41	41	56	9
Selling and marketing expenses	12	24	31	5
General and administrative expenses	466	504	665	104

Total	519	569	752	118

(2)	Finance cost mainly comprises of interest on notes we issued and lease liabilities.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues increased by 7.2% from RMB29,153 million in 2020 to RMB31,244 million (US$4,903 million) in 2021.

Online music services
Our revenues generated from online music services increased by 22.7% from RMB9,349 million in 2020 to RMB11,467 million (US$1,799 million) in 2021, mainly driven by strong growth in music subscription revenues, supplemented by growth in advertising revenues and long form audio, despite a decrease in sales of digital albums and sublicensing revenues.
Our revenues generated from music subscriptions increased by 31.9% from RMB5,560 million in 2020 to RMB7,333 million (US$1,151 million) in 2021, which was mainly attributable to the increase in the number of paying users by 38.9%, as we benefitted from expanded sales channels and paying user loyalty due to the range of high-quality content and services we provide, partially offset by a decrease in ARPPU from RMB9.4 in year 2020 to RMB8.9 this year. The decrease in ARPPU was mainly due to additional promotions in the second half of 2021.
Social entertainment services and others
Our revenues generated from social entertainment services and others slightly decreased by 0.1% from RMB19,804 million in 2020 to RMB19,777 million (US$3,103 million) in 2021. On a year-over-year basis, ARPPU increased by 13.4% in year 2021 while paying users decreased by 12.0%. The decrease in revenue and paying users was mainly due to the impact from increasing competition and changing macro environment.
Cost of revenues
Our cost of revenues increased by 10.0% from RMB19,851 million in 2020 to RMB21,840 million (US$3,427 million) in 2021, primarily driven by increases in service costs by 8.7% from RMB17,478 million in 2020 to RMB18,992 million (US$2,980 million) in 2021. The increase in service costs was primarily due to the increased investments in new products, original content production and content costs, such as Tencent Musician Platform and long form audio, to strengthen our platform’s competitiveness, partially offset by the decrease in revenue sharing fees related to live streaming services.
Other cost of revenues increased by 20.0% from RMB2,373 million in 2020 to RMB2,848 million (US$447 million) in 2021, which was primarily attributable to higher agency fees and payment channel fees.
Gross profit
As a result of the foregoing, our gross profit increased by 1.1% from RMB9,302 million in 2020 to RMB9,404 million (US$1,476 million) in 2021. Our gross margin decreased from 31.9% in 2020 to 30.1% in 2021. This decrease in gross margin was primarily due to shifts in the revenues mix where revenue from online music accounts for a higher percentage of revenue but typically has a lower gross margin. Such decrease was also attributable to the increased investments in new product and content offering and content costs such as long-form audio.
Operating expenses
Our operating expenses increased by 19.9% from RMB5,576 million in 2020 to RMB6,687 million (US$1,049 million) in 2021.
Selling and marketing expenses
Our selling and marketing expenses increased by 8.2% from RMB2,475 million in 2020 to RMB2,678 million (US$420 million) in 2021, which was primarily due to increased spending to promote existing products and brands to strengthen our competitiveness.

General and administrative expenses
Our general and administrative expenses increased by 29.3% from RMB3,101 million in 2020 to RMB4,009 million (US$629 million) in 2021 primarily due to increased investment in research and development to expand our competitive advantages in product and technology innovations, as well as post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Shenzhen Lanren.
Interest income
Our interest income was RMB530 million (US$83 million) in 2021, as compared to RMB622 million in 2020. The decrease was primarily due to decreased balances of our cash and cash equivalents and term deposits and decrease in interest rate.
Other (losses)/gains, net
Our other gains, net, were RMB553 million (US$87 million) in 2021, as compared to other gains, net, of RMB362 million in 2020. The increase was mainly attributable to tax rebate received during the year and fair value change of investments.
Operating Profits
As a result of the foregoing, our operating profit for the period decreased by 19.3% to RMB3,800 million (US$596 million) in 2021 from RMB4,710 million in 2020. Operating margin decreased to 12.2% in 2021 from 16.2% in 2020.
Finance cost
Our finance cost was RMB121 million (US$19 million) in 2021, as compared to RMB97 million in 2020. The increase was primarily due to interest expenses related to the notes issued in September 2020.
Income tax expense
We had an income tax expense of RMB417 million (US$65 million) and RMB456 million in 2021 and 2020, respectively. Our effective tax rate was 11.5% in 2021, as compared to 9.8% in 2020. The lower effective tax rate in 2020 was because some of our entities were qualified for certain tax benefits in 2020.
Profit for the period
As a result of the foregoing, our profit for the period decreased from RMB4,176 million in 2020 to RMB3,215 million (US$505 million) in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For a detailed description of the comparison of our operating results for the year ended December 31, 2020 to the year ended December 31, 2019, see “Item 5.A. Operating Results—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form
20-F
for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 9, 2021.
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
Adjusted profit for the year represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation, (gains)/losses from investments, fair value change on puttable shares, and income tax effects. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the years indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	3,977	4,176	3,215	505
Adjustments:
Amortization of intangible and other assets arising from acquisitions (1)	362	392	484	76
Share-based compensation	519	570	753	118
Losses/(gains) from investments (2)	79	(101)	51	8
Fair value change on puttable shares (3)	37	37	—	—
Income tax effects (4)	(71)	(103)	(171)	(27)

Adjusted profit for the year (Non-IFRS financial measure)	4,903	4,971	4,332	680

Attributable to
Non-IFRS equity holders of the Company	4,908	4,950	4,146	651
Non-controlling interests	(5)	21	186	29
Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure)
Basic	1.50	1.49	1.25	0.20
Diluted	1.47	1.47	1.23	0.19
Shares used in earnings per Class A and Class B ordinary share computation
Basic	3,272,754,403	3,313,527,847	3,321,067,177	3,321,067,177
Diluted	3,347,572,338	3,360,460,759	3,363,045,757	3,363,045,757
Earnings per ADS (Non-IFRS financial measure) (5)
Basic	3.00	2.99	2.50	0.39
Diluted	2.93	2.95	2.47	0.39
ADS used in earnings per ADS computation
Basic	1,636,377,201	1,656,763,924	1,660,533,589	1,660,533,589
Diluted	1,673,786,169	1,680,230,380	1,681,522,878	1,681,522,878

Notes
:
(1)	Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions.
(2)
Including the net losses/(gains) on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

(3)	Represents the fair value changes on the put liability of certain shares issued in 2018.
(4)	Represents the income tax effects of non-IFRS adjustments.
(5)	Each ADS represents two of our Class A ordinary shares.
Recent Accounting Pronouncements
For detailed discussion on recent accounting pronouncements, see Note 2.2 to the consolidated financial statements of Tencent Music Entertainment Group included elsewhere in this annual report.
5.B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity have been cash generated from operating activities and funds raised from financing activities. As of December 31, 2021, we had RMB6,591 million (US$1,034 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.
On December 17, 2019, we announced a share repurchase program under which we may repurchase up to US$400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019 (the “2019 Share Repurchase Program”). On March 28, 2021, we announced another share repurchase program under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs pursuant to the relevant SEC rules (the “2021 Share Repurchase Program”). The first half of the 2021 Share Repurchase Program has completed during a twelve-month period commencing on March 29, 2021, while the second half is approved to perform during a twelve-month period commencing on December 15, 2021. We currently plan to fund repurchases from our existing cash balance. Up to the date of this annual report, we have repurchased ADSs from the open market for an aggregate amount of approximately US$19 million in cash pursuant to the 2019 Share Repurchase Program, and approximately US$553 million in cash pursuant to the 2021 Share Repurchase Program during the year ended December 31, 2021.
We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds from our notes offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
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
The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	6,200	4,885	5,239	822
Net cash used in investing activities	(8,102)	(14,206)	(5,999)	(941)
Net cash generated from/(used in) financing activities	(31)	5,292	(3,710)	(582)

Net decrease in cash and cash equivalents	(1,933)	(4,029)	(4,470)	(701)

Cash and cash equivalents at beginning of the year	17,356	15,426	11,128	1,746
Exchange differences on cash and cash equivalents	3	(269)	(67)	(11)

Cash and cash equivalents at end of the year	15,426	11,128	6,591	1,034

Operating activities
Net cash generated from operating activities was RMB5,239 million (US$822 million) in 2021. The difference between our profit before income tax of RMB3,632 million (US$570 million) and the net cash generated from operating activities was mainly due to (i) depreciation and amortization of RMB1,001 million (US$157 million); (ii) the increase in accounts payable and other liabilities of RMB940 million (US$148 million); (iii)
non-cash
share-based compensation expense of RMB647 million(US$102 million) and (iv) decrease in other operating assets of RMB408 million (US$64 million); partially offset by (i) the increase in accounts receivable of RMB769 million (US$121 million); and (ii) the income tax paid of RMB589 million(US$92 million). The increase in accounts payable and other liabilities mainly resulted from the increased payable for operational expenses. The increase in accounts receivable was primarily due to the slower collection in the fourth quarter 2021, and the majority of our accounts receivable as of December 31, 2021 were settled in January 2022.
Net cash generated from operating activities was RMB4,885 million in 2020. The difference between our profit before income tax of RMB4,632 million and the net cash generated from operating activities was mainly due to (i) the increase in accounts payable and other liabilities of RMB902 million; (ii) depreciation and amortization of RMB824 million; and
(iii) non-cash
share-based compensation expense of RMB569 million; partially offset by (i) the increase in other operating assets of RMB887 million; (ii) the income tax paid of RMB637 million and (iii) the increase in accounts receivable of RMB520 million.
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
Investing activities
Net cash used in investing activities was RMB5,999 million (US$941 million) in 2021, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB15,153 million (US$2,378 million); (ii) payments for business combination of RMB2,078 million (US$326 million); (iii) purchase of land use right of RMB1,504 million (US$236 million) (iv) payment for equity investments of RMB1,480 million (US$232 million); (v) purchase of intangible assets of RMB1,095 million (US$172 million), and (vi) net placement of short-term investments of RMB877 million (US$138 million) ;partially offset by (i) receipt from maturity of term deposits with initial terms of over three months of RMB15,892 million (US$2,494 million); (ii) proceeds from disposal of FVOCI/FVPL of RMB363 million (US$57 million).
Net cash used in investing activities was RMB14,206 million in 2020, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB30,643 million; (ii) payments for investment in UMG and other equity investments of RMB2,002 million, (iii) purchase of financial assets of RMB919 million, (iv) payment for business combination of RMB540 million, (v) purchase of intangible assets of RMB393 million; and (iii) our purchases of property, plant and equipment of RMB108 million, partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB20,332 million.
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
Financing activities
Net cash used in financing activities in 2021 was RMB3,710 million (US$582 million), which was mainly due to (i) payment for repurchase of ordinary shares of RMB3,479 million (US$546 million); (ii) payment for lease liabilities of RMB130 million (US$20 million); and (iii) share withheld for share award schemes of RMB105 million (US$16 million) .
Net cash generated from financing activities in 2020 was RMB5,292 million, which was mainly due to (i) proceeds received from the notes offering of RMB5,400 million, and (ii) proceeds from exercise of share options of RMB163 million, partially offset by the (i) payment for repurchase of ordinary shares of RMB134 million; (ii) payment for lease liabilities of RMB84 million; and (iii) share withheld for share award schemes of RMB46 million.
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

Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, contractual obligations and commitments, share repurchase and long-term debt obligation under our 2025 Notes and 2030 Notes. 2025 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$300 million in aggregate principal amount of senior notes bearing an annual interest rate of 1.375% which will mature on September 3, 2025. 2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$500 million in aggregate principal amount of senior notes bearing an annual interest rate of 2.000%, which will mature on September 3, 2030.
We intend to fund our existing and future material cash requirements with our existing cash balance and cash generated from operating activities. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
Capital Expenditures
Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment, land use rights and intangible assets. Our capital expenditures were RMB286 million, RMB501 million and RMB2,758 million (US$433 million), in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.
Contractual Obligations and Commitments
The following table sets forth our contractual obligations and commitments as of December 31, 2021.

	Payment due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Operating commitments (1)	372	58	348	55	22	3	2	—	—	—
Content royalties (2)	3,700	581	2,511	394	1,168	183	21	3	—	—
Investment commitments (3)	513	81	513	81	—	—	—	—	—	—

Notes:
(1)	Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to rental of bandwidth.
(2)	Represents the minimum royalty payments associated with license agreements to which we are subject.
(3)	Represents commitments to acquire the equity interests in certain entities.
Share Repurchase
Our share repurchase may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions. We repurchased ADSs from the open markets at an aggregate consideration of approximately nil, US$19 million and US$553 million under the share repurchase program in 2019, 2020 and 2021. We intend to fund our future share repurchase with our existing cash balance. We will continue to make share repurchase depends on the market conditions.

Long-term Debt Obligations
It represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$300 million of 1.375% notes due 2025 and US$500 million of 2.000% notes due 2030.
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
sheet arrangements as of December 31, 2021.
Holding Company Structure
Tencent Music Entertainment Group is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by our consolidated VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” In 2019, 2020 and 2021, the amount of Service Charges paid to our PRC subsidiaries from the VIEs was RMB11,769 million, RMB15,372 million and RMB17,743 million (US$2,784 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
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
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital. In 2021, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through our consolidated VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.
For more information about the financial contribution of the VIEs to the Group, see “Item 4. Information on the Company—Transfer of Funds and Other Assets”, “—Condensed Consolidating Schedule.”
5.C. Research and Development, Patents and Licenses, etc.
We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility.
Our R&D expenses were RMB1,159 million, RMB1,667 million and RMB2,339 million (US$367 million) in 2019, 2020 and 2021, respectively.
5.D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
5.E. Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires us to exercise estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 4 Critical Accounting Estimates and Judgments”.

The critical accounting estimates that we believe to have the most significant impact on our consolidated financial statements are described below.
The estimates of the lifespans of durable virtual gifts
Users purchase certain durable virtual gifts on our online karaoke and live streaming platforms and the relevant revenue is recognized based on the estimated lifespans of the virtual gifts. The estimated lifespans are determined by us based on the expected service period derived from historical data of user relationship period.
Significant judgements are required in determining the expected user relationship periods, including but not limited to historical users’ activities patterns and churn out rate. We have adopted a policy of assessing the estimated lifespans of virtual gifts on a regular basis whenever there is any indication of change in the expected user relationship periods.
Any change in the estimates may result in the revenue being recognized on a different basis from that in prior periods.
Recoverability of
non-financial
assets
We test annually whether goodwill has suffered any impairment. Goodwill and other non-financial
assets, mainly including property, plant and equipment,
right-of-use
assets, intangible assets, as well as investments accounted for using equity method are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use
calculations or fair value less costs to sell. These calculations require the use of judgments and estimates.
Our judgment is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by us in assessing impairment, including the revenue growth and margin, terminal growth rates and pre-tax
discount rates assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect our financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to income statement.
Income taxes
We are subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.
Share-based compensation expenses and valuation of our ordinary shares
Share-based compensation relating to TME Incentive Plans
We maintain three share-based compensation plans, namely, the 2014 Share Incentive Plan (the “2014 Share Incentive Plan”) that was adopted in 2014 and the 2017 Option Plan and 2017 Restricted Share Scheme that were adopted in 2017 (together with the 2014 Share Incentive Plan, the “TME Incentive Plans”). The share-based equity awards granted under the TME Incentive Plans are measured at fair value and recognized as an expense, net of estimated forfeitures, over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.
2014 Share Incentive Plan
The 2014 Share Incentive Plan was approved by the then board of directors of our company in October 2014 prior to Tencent’s acquisition of CMC. As of April 19, 2022, according to the 2014 Share Incentive Plan, 101,785,456 ordinary shares have been reserved to be issued to qualified employees, directors, non-employee
directors and consultants as determined by the board of directors of our company. The options granted pursuant to the 2014 Share Incentive Plan will be exercisable only if the option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.
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
Assumptions used in such determination of fair value are presented below.

	Granted in
	2019	2020	2021
Risk free interest rate	2.08%	0.71%-0.91%	1.22%-1.63%
Expected dividend yield	0%	0%	0%
Expected volatility range	40%	40%-42.5%	43.5%-50%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of April 19, 2022.

Directors and Executive Officers	Age	Position/Title
Cussion Kar Shun Pang	48	Executive Chairman
Zhu Liang	46	Chief Executive Officer, Director
Zhenyu Xie	47	President, Chief Technology Officer, Director
Martin Lau	49	Director
James Gordon Mitchell	48	Director
Brent Richard Irvin	49	Director
Liang Tang	44	Independent Director
Edith Manling Ngan	57	Independent Director
Adrian Yau Kee Mak	61	Independent Director
Min Hu	50	Chief Financial Officer
Cheuk Tung Tony Yip	41	Chief Strategy Officer, Head of Ultimate Music
Linlin Chen	41	Group Vice President, Kugou
Lixue Shi	47	Group Vice President, Kuwo
Tsai Chun Pan	47	Group Vice President, Copyright Management
Cussion Kar Shun Pang
has been appointed as our Executive Chairman since April 2021. He has been a member of our board of directors since May 2014 and served as our CEO from July 2016 to April 2021. He is responsible for our overall strategy and management and serving as the head of content ecosystem business. Mr. Pang joined Tencent in 2008 and was appointed as vice president of Tencent in 2013. He has extensive experience across multiple businesses within Tencent including online games,
e-commerce
and social networking. Prior to joining Tencent, Mr. Pang worked for a number of publicly listed companies in telecommunications, internet and media industries, such as PCCW (HKEX: 0008). Since his first Internet project in 1996, Mr. Pang has experienced the various development stages of the Internet industry. Mr. Pang received a bachelor’s degree in mathematics (honors), business administration and information systems from University of Waterloo, Canada.
Zhu Liang
has been our chief executive officer and a member of our board of directors since April 2021, and oversees our
QQ Music
,
Kugou Music
,
Kuwo Music
,
WeSing
and long-form audio business. Prior to this appointment, Mr. Liang joined Tencent (HKEX: 0700) in 2003 and served as vice president of Tencent since 2016. Prior to that role, Mr. Liang was the general manager of
QQ Music
from 2014 to 2016. Prior to joining Tencent, Mr. Liang worked for Huawei Technology Co., Ltd. Mr. Liang received a doctor’s degree in signal and information processing from Tianjin University in 2003.
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

Martin Lau
has served as a member of our board of directors since July 2016. Mr. Lau joined Tencent in 2005 and currently serves as an executive director and the president of Tencent. Prior to joining Tencent, Mr. Lau worked as an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, Mr. Lau worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau was appointed as a non-executive
director of Kingsoft Corporation Limited (HKEX:3888) and Meituan (HKEX: 3690). Mr. Lau was also appointed as a director of Vipshop Holdings Limited (NYSE: VIPS). Mr. Lau received a bachelor’s degree in Electrical Engineering from University of Michigan, a master’s degree in Electrical Engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.
James Gordon Mitchell
has served as a member of our board of directors since December 2018. Mr. Mitchell serves as a senior executive vice president and chief strategy officer of Tencent, where he has worked since July 2011. Mr. Mitchell also serves as the chairman and non-executive
director of the board of China Literature Limited (HKEX: 0772) since June 2017. He is a director of certain other listed companies, including Frontier Developments Plc (AIM: FDEV), NIO Inc. (NYSE: NIO, HKEX: 09866) and Universal Music Group (EURONEXT: UMG), and of various unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He received a Bachelor of Arts degree from Oxford University and holds a Chartered Financial Analyst Certification.
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
Liang Tang
has served as a member of our board of directors since April 2014. Mr. Tang currently serves as the chairman and general manager of China Investment Financial Holdings Fund Management Company Limited since April 2015, independent non-executive
director of CMGE Technology Group Limited (HKEX: 0302) since September 2019, executive director and chairman of Starlight Culture Entertainment Group Limited (HKEX: 1159) since September 2020, and outside director and supervisor of Actoz Soft Co., Ltd (stock code: 052790.KQ) since March 2021. Mr. Tang is also the chairman of China HeFei FoF, the chairman of China Film CIFH Cinema M&A Fund co-founded
with China Film Co. Ltd., the chairman of Asia Culture and Entertainment Group, the chairman of Zhongke Zhiyun Technology Co., Ltd., the director of CAS Health Industry (Beijing) Co., Ltd., the director of New Journey Hospital Group Ltd, the non-executive
Director of We Doctor Holdings Limited, and the director of Dragonstone Capital Management Limited and CICFH International Consulting Limited. Mr. Tang had previously worked as a corporate lawyer at Wilson Sonsini Goodrich & Rosati, headquartered in Silicon Valley. Mr. Tang has established a number of industrial funds, and led investments in internet, entertainment, AI, new energy and environmental protection sectors. Mr. Tang received a bachelor’s degree in law from Peking University, a master’s degree in law from Yale University and Stanford University.
Edith Manling Ngan
has served as a member of our board of directors since December 2018. Ms. Ngan currently serves as independent non-executive
director of the board and Audit Committee Chair for Blue Moon Group Holdings Limited (HKEX: 06993) since December 2020. She is also a member of the Hong Kong SAR Government Standing Commission on Disciplined Service Salaries and Conditions of Service and sits on various investment committees of government funds. Prior to her retirement in 2017 as regional managing director, East Asia of the Royal Institute of Chartered Surveyors (RICS), a global leading professional body for qualifications and standards in land, property, infrastructure and construction, she was chief executive from 2012 to 2016 of the

Hong Kong Securities and Investment Institute, which sets and administers the licensing examinations for the Hong Kong Securities and Futures Commission. Between 1996 and 2010, Ms. Ngan had worked for ABN AMRO Fund Services (Asia) Ltd, Principal International (Asia) Ltd. and Invesco Asia Limited in regional management roles before she moved to non-profits
and served as an executive director of Asia Society Hong Kong Center. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).
Adrian Yau Kee Mak
has served as a member of our board of directors since October 2020. Mr. Mak was previously the chief financial officer and the company secretary of Television Broadcasts Limited (HKEX: 00511) from 2004 till his retirement in December 2021. Mr. Mak served as the chief financial officer of Global Digital Creations Holdings Limited (HKEX: 08271) from 2002 to 2004 and the chief financial officer of CyberCity Holdings Limited from 2000 to 2002. He was an associate director of Corporate Finance Division of the Securities and Futures Commission in Hong Kong from 1992 to 2000, and a deputy manager of audit of KPMG from 1983 to 1992. Mr. Mak qualified as a Chartered Accountant with KPMG in the UK. Mr. Mak received his bachelor’s degree with honors in chemical engineering from the University of Birmingham in 1983. He is a fellow of the Institute of Chartered Accountants in England and Wales (FCA), the Hong Kong Institute of Certified Public Accountants (FCPA), and the Hong Kong Investor Relations Association.
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
Cheuk Tung Tony Yip
currently serves as our Chief Strategy Officer and oversees Ultimate Music, a business unit that provides online music services to smart devices and automobile manufacturers, as well as our overall strategic development, M&A, investments, investor relations, and capital markets activities. Prior to joining us, Mr. Yip was vice president of Baidu, Inc. (NASDAQ: BIDU; HKEX: 9888) since September 2015, where he served as the chief financial officer of Baidu’s search business group and Baidu’s head of investments, mergers and acquisitions. Mr. Yip served on the board of directors of Ctrip.com International, Ltd. (NASDAQ: CTRP; HKEX: 9961) from October 2015 to November 2017. Prior to that, Mr. Yip worked at Goldman Sachs from 2007 and served as a managing director in technology, media and telecom investment banking. Mr. Yip has over 16 years of experience originating, structuring and executing corporate transactions including initial public offerings, mergers and acquisitions, divestitures, corporate restructurings, and equity and debt financings. Mr. Yip obtained his bachelor of commerce degree in finance and accounting from University of Queensland in Australia.
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
6.B. Compensation
Compensation
In 2021, we paid an aggregate cash compensation of approximately RMB69.8 million (US$10.9 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
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
Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,456 ordinary shares. As of April 19, 2022, options to purchase a total of 1,733,442 ordinary shares are outstanding under the 2014 Share Incentive Plan.
The following paragraphs summarize the terms of the 2014 Share Incentive Plan.
Types of Awards
. The 2014 Share Incentive Plan permits the awards of options (including incentive share options and non-statutory
share options), share appreciation rights, share grants and restricted share units, or RSUs.
Plan Administration
. The 2014 Share Incentive Plan shall be administered by our board or a committee appointed by the board. Members of any such committee shall serve for such period of time as the board may determine and shall be subject to removal by the board at any time. The board may also at any time terminate the functions of the committee and reassume all powers and authority previously delegated to the committee. With respect to the awards granted to non-employee
directors, the board shall administer the 2014 Share Incentive Plan.
Eligibility
. Our employees, directors,
non-employee
directors and consultants are eligible to participate in the 2014 Share Incentive Plan.
Award Agreement
. Each award under the 2014 Share Incentive Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the grantees, including any amendments thereto. The provisions of the various award agreements entered into under the 2014 Share Incentive Plan need not be identical.
Conditions of Award
. The plan administrator of the 2014 Share Incentive Plan shall determine the provisions, terms and conditions of each award, including, but not limited to, the award vesting schedule, number of options or shares to be granted, exercise price and form of payment upon settlement of the award.
Acceleration of Awards upon Change in Control
. The plan administrator may determine, at the time of grant or thereafter, that an award shall become vested and exercisable, in full or in part, in the event that a change in control of the company occurs.
Protection against Dilution
. In the event of a subdivision of the outstanding shares of our company, a declaration of a dividend payable in our shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of our shares, a combination or consolidation of our outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off
or a similar occurrence, the plan administrator shall make appropriate adjustments to protect the participants from dilution.
Transfer Restrictions
. Except as otherwise provided in the applicable award agreement and then only to the extent such transfer is otherwise permitted by applicable laws, no awards or interest therein shall be transferred, assigned, pledged or hypothecated by the participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.
Amendment, Suspension or Termination of the 2014 Share Incentive Plan
. The 2014 Share Incentive Plan shall terminate on October 22, 2024 provided that our board may amend or terminate the 2014 Share Incentive

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
The maximum aggregate number of ordinary shares authorized to issue pursuant to equity awards granted under the 2017 Share Option Plan is 97,951,238 ordinary shares. As of April 19, 2022, options to purchase a total of 40,288,686 ordinary shares are outstanding under the 2017 Option Plan, and 9,586,586 of such options had vested and become exercisable. In April 2022, our board of directors authorized the reservation of an additional 20,933,591 Class A ordinary shares for future issuances under equity awards granted under the 2017 Share Option Plan, which has been approved by the board of directors of Tencent. The reservation of additional shares will become effective conditional upon the requisite approval by the shareholders of Tencent.
The following paragraphs summarize the terms of the 2017 Option Plan.
Types of Awards
. The 2017 Option Plan permits the awards of options.
Plan Administration
. The 2017 Option Plan shall be administrated by the board or the compensation committee of the board, or such other committee as may be designated by the board.
Eligibility
. Any employee or any other individual who provides services to us or our affiliates as determined by the plan administrator and holders of options and other types of awards granted by a company acquired by us or with which we combine shall be eligible to be selected to receive an award under the 2017 Option Plan, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.
Award Agreement
. Each award under the 2017 Option Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the participants, including any amendments thereto. The provisions of the various award agreements entered into under the 2017 Option Plan need not be identical.
Conditions of Award
. The administrator of the 2017 Option Plan shall determine the provisions, terms and conditions of each award, including, but not limited to, the types of awards, award vesting schedule, number of shares to be covered by the awards, exercise price, noncompetition requirements and term of each award.
Acceleration of Awards upon Change in Control
. The plan administrator may cause an award to be canceled in consideration of the full acceleration of such award or the grant of a substitute award, in the event that a change in control of our company occurs.
Protection against Dilution
. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up,
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

Transfer Restrictions
. Except as may be permitted by the plan administrator or as specifically provided in an award agreement, no award and no right under any award shall be assignable, alienable, saleable or transferable by a grantee other than by will or by designating a beneficiary following procedures approved or accepted by the plan administrator.
Amendment, Suspension or Termination of the 2017 Option Plan
. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2017 Option Plan, the plan administrator may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock exchange, if any, on which the Shares are principally quoted or trade; or (ii) the consent of the affected grantee, if such action would materially and adversely affect the rights of such grantee under any outstanding Award.
2017 Restricted Share Scheme
We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the company and aligning the interests of the selected personnel directly to the shareholders of the company through ownership of equity interests. As of April 19, 2022, a total of 47,394,718 restricted shares are outstanding under the 2017 Restricted Share Scheme. In April 2022, our board of directors authorized the reservation of an additional 104,627,958 Class A ordinary shares for future issuances under equity awards granted under the 2017 Restricted Share Scheme, which has been approved by the board of directors of Tencent and become effective as of the date of this annual report. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2017 Restricted Share Scheme is 216,329,580 ordinary shares as of the date of this annual report.
The following paragraphs summarize the terms of the 2017 Restricted Share Scheme.
Types of Awards
. The 2017 Restricted Share Scheme permits the awards of restricted shares.
Scheme Administration
. The 2017 Restricted Share Scheme shall be administrated by the board and the management committee established by the board. The board and the management committee may appoint an independent trustee to assist in the administration of the 2017 Restricted Share Scheme.
Eligibility
. Any employee (whether full time or part time), executives or officers, directors (including executive, non-executive
and independent
non-executive
directors), consultants, advisers or agents of any member of our group or any entity in which any member of our group holds an equity interest, have contributed or will contribute to the growth and development of our group or any of our invested entity, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.
Grant Letter
. Each award under the 2017 Restricted Share Scheme shall be evidenced by a written grant letter issued by the scheme administrator. The grantees are required to confirm their acceptance of the award by returning to the scheme administrator a notice of acceptance duly executed by them within 28 days after the date of grant.
Conditions of Award
. The administrator of the 2017 Restricted Share Scheme shall determine the provisions, terms and conditions of each award, including, but not limited to, vesting schedule, number of restricted shares to be granted, exercise price and term of each award.
Protection against Dilution
. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up,
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
Transfer Restrictions
. Any award is personal to the grantee to whom it is made and is not assignable and no grantee may in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the restricted shares referable to him pursuant to such award under the 2017 Restricted Share Scheme.
Amendment of the 2017 Restricted Share Scheme
. The 2017 Restricted Share Scheme may be amended in any respect by a resolution of the plan administrator provided that no such amendment may operate to affect adversely any subsisting rights of any grantees under the Scheme unless (i) the written consent of the relevant grantees is obtained; or (ii) the sanction of a special resolution is passed at a meeting of the grantees.
Term and Termination of the 2017 Restricted Share Scheme
. The 2017 Restricted Share Scheme shall remain valid and effective unless and until being terminated on the earlier of: (i) the 10th anniversary date of the date it was adopted; or (ii) such date of early termination as determined by the scheme administrator provided that such termination does not affect any subsisting rights of any grantees.

The following table summarizes, as of April 19, 2022, the number of Class A ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cussion Kar Shun Pang	*	0 to 7.1411	various dates from June 16, 2017 to March 15, 2022	various dates from June 16, 2027 to March 15, 2032
Zhu Liang	*	0 to 7.605	various dates from June 16, 2017 to March 15, 2022	various dates from June 16, 2027 to March 15, 2032
Zhenyu Xie	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2022	various dates from October 17, 2028 to March 15, 2032
Martin Lau	—	—	—	—
James Gordon Mitchell	—	—	—	—
Brent Richard Irvin	—	—	—	—
Liang Tang	—	—	—	—
Edith Manling Ngan	*	0	December 15, 2021	December 15, 2031
Adrian Yau Kee Mak	*	0	November 15, 2021	November 15, 2031
Min Hu	*	0 to 7.1411	various dates from December 20, 2017 to March 15, 2022	various dates from December 20, 2027 to March 15, 2032
Cheuk Tung Tony Yip	*	0 to 7.1411	various dates from April 16, 2018 to March 15, 2022	various dates from April 16, 2028 to March 15, 2032
Linlin Chen	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2022	various dates from October 17, 2028 to March 15, 2032
Lixue Shi	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2022	various dates from October 17, 2028 to March 15, 2032
Tsai Chun Pan	*	0 to 6.2	various dates from January 21, 2019 to March 15, 2022	various dates from January 21, 2029 to March 15, 2032
All directors and executive officers as a group	*	0 to 7.605	Various dates from June 16, 2017 to March 15, 2022	Various dates from June 16, 2027 to March 15, 2032

Notes:
*	Less than 1% of our total outstanding shares.
As of April 19, 2022, our employees other than members of our senior management as a group held options to purchase 21,047,308 ordinary shares, with exercise prices ranging from US$0.000076 per share to US$9.525 per share.
For discussions of our accounting policies and estimates for awards granted pursuant to the 2014 Share Incentive Plan, 2017 Option Plan and the 2017 Restricted Share Scheme, see “Item 5. Operating and Financial

Review and Prospects—5.E. Critical Accounting Estimates— Share-based compensation relating to TME Incentive Plans.”
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
Audit Committee
. Our audit committee consists of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak, and two nonvoting observers, John Lo and Matthew Cheng, and is chaired by Mr. Adrian Yau Kee Mak. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Mr. James Gordon Mitchell and Mr. Liang Tang and is chaired by Mr. James Gordon Mitchell. We have determined that Mr. Liang Tang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board. Our directors are appointed by ordinary resolution of our shareholders. The board may also, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or the Corporate Governance Rules of NYSE from being a director; or (v) is removed from office pursuant to any other provisions of our sixth amended and restated memorandum and articles of association.
6.D. Employees
Our employees are caring, talented, creative and open. Our employees love music and developing technology to allow people to interact with music in innovative ways. We believe that creativity and innovation is core to our corporate culture, which allows us to attract highly talented professionals.

We had 3,610, 4,769 and 5,966 full-time employees as of December 31, 2019, 2020 and 2021, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2021.

Function	Number of employees
Research and development	3,054
Content management and operation	1,640
Sales and marketing	547
Management and administration	725

Total	5,966

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
6.E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 19, 2022, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,390,154,264 outstanding ordinary shares (consisting of 1,675,015,086 Class A ordinary shares and 1,715,139,178 Class B ordinary shares) as of April 19, 2022.

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

Ordinary Shares Beneficially Owned as of April 19, 2022
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers†
Cussion Kar Shun Pang	*	*	—	—	*	*	—
Zhu Liang	*	*	—	—	*	*	—
Zhenyu Xie	*	*	*	*	*	*	*
Martin Lau	—	—	—	—	—	—	—
James Gordon Mitchel	*	*	—	—	*	*	*
Brent Richard Irvin	*	*	—	—	*	*	*
Liang Tang	—	—	—	—	—	—	—
Edith Manling Ngan	*	*	—	—	*	*	*
Adrian Yau Kee Mak	—	—	—	—	—	—	—
Min Hu	*	*	—	—	*	*	—
Cheuk Tung Tony Yip	*	*	—	—	*	*	—
Linlin Chen	*	*	*	*	*	*	*
Lixue Shi	*	*	*	*	*	*	*
Tsai Chun Pan	*	*	—	—	*	*	*
All directors and executive officers as a group	*	*	*	*	*	*	*
Principal Shareholders:
Tencent (1)	161,497,857	9.6	1,640,456,882	95.7	1,801,954,739	53.2	90.4
Spotify (2)	282,830,698	16.9	—	—	282,830,698	8.3	—

Notes:
*	Less than 1% of our total outstanding shares.
**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,390,154,264, being the number of ordinary shares outstanding (consisting of 1,675,015,086 Class A ordinary shares and 1,715,139,178 Class B ordinary shares) as of April 19, 2022, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†
Except for Mr. Liang Zhu, Mr. Martin Lau, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin, Mr. Liang Tang, Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak, the business address of our directors and executive officers is Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue,
Hi-Tech
Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Zhu Liang is FIYTA Hi-tech Building, Gaoxin South 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. The business address of Mr. Martin Lau, Mr. James Gordon Mitchell and Mr. Brent Richard Irvin is Tencent Building, Kejizhongyi Road,
Hi-tech
Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Liang Tang is Building C08, Chuangye Road, Wuqing Development Zone, Tianjin, 301701, China. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong. The business address of Mr. Adrian

Yau Kee Mak is Rm C, 9/F,1 Homantin Hill, 1 Homantin Hill Road, Kowloon, Hong Kong. Ms. Linlin Chen is the spouse of Mr. Zhenyu Xie.
(1)
The number of ordinary shares beneficially owned represents the sum of (i) 1,640,456,882 Class B ordinary shares held by Min River Investment Limited, a company incorporated in the British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify
shareholders); and (iii) an aggregate of 20,082,508 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 20,082,508 ordinary shares held by record by the minority shareholders. The foregoing beneficial ownership information of Tencent is based on the Amendment No. 2 to Schedule 13G filed by Tencent with the SEC on February 10, 2022. Tencent is deemed to have economic interest in the foregoing 1,640,456,882 Class B ordinary shares held of record by Min River Investment Limited, representing approximately 48.4% of the total outstanding ordinary shares of our company as of April 19, 2022. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

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

As of April 19, 2022, 1,367,701,994 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 40.3% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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
Acquisition of Shenzhen Lanren
In January 2021, we, through one of our PRC entities, entered into a definitive agreement to acquire 100% equity interest in Shenzhen Lanren, which operates
Lazy Audio
, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition equity-settled awards to Shenzhen Lanren’s management team. The then shareholders of Shenzhen Lanren include China Literature, which is a subsidiary of our parent company Tencent, Shenzhen Lanren’s management team and other financial investors. Our acquisition of Shenzhen Lanren was completed in March 2021.
Contractual Arrangements
See “Item 4. Information on the Company—4.C. Organizational Structure” for a description of the contractual arrangements between our PRC subsidiaries, the VIEs and their respective shareholders.
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

The table below sets forth the major related parties and their relationships with us as of December 31, 2021.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary
The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group (1)	355	277	364	57
Online music services to the Company’s associates and associates of Tencent Group	40	206	412	65
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	21	213	170	27
Expenses
Operation expenses recharged by Tencent Group (2)	752	1,082	1,260	198
Advertising agency cost to Tencent Group (3)	231	440	652	102
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (4)	132	306	541	85
Other costs to the Company’s associates and associates of Tencent Group	25	48	176	28

Notes:
(1)	Primarily include revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.
(2)	Primarily include expenses associated with cloud services and certain administrative functions provided to us by Tencent Group.
(3)	Primarily include advertising fees paid to Tencent Group for our advertising services sold through Tencent Group.
(4)
Primarily include content royalty we paid to Tencent Group and music labels who are our associates or the associates of Tencent Group. In March 2020, we signed a five-year strategic partnership with China Literature, a subsidiary of Tencent, with an aggregate minimum guarantee of RMB250 million, and any excess portion will be shared based on a predetermined percentage. The present value of the minimum guarantee of RMB227 million was recognized as intangible assets in March 2020. Amortization expense for the year ended December 31, 2020 and 2021 was included in the content royalties to Tencent Group presented above.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	1,653	1,993	2,510	394
The Company’s associates and associates of Tencent Group	49	48	90	14
Included in prepayments, deposits and other assets from related parties:
Tencent Group	50	39	51	8
The Company’s associates and associates of Tencent Group	23	64	142	22
Included in accounts payable to related parties:
Tencent Group	215	763	719	113
The Company’s associates and associates of Tencent Group	15	37	198	31
Included in other payables and accruals to related parties:
Tencent Group	382	237	440	69
The Company’s associates and associates of Tencent Group	19	46	55	9
Outstanding balances are unsecured and are payable on demand.
The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	65	62	70	11
Share-based compensation	233	205	153	24

	298	267	223	35

7.C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
8.A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Litigation
We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to copyright infringement, commercial disputes and competition. As of December 31, 2021, there were 456 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB57.3 million (US$9 million). We are currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Pending or future litigation or governmental proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie, who previously served as our
Co-President
and a director, CMC, and certain affiliates of CMC as respondents. In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On July 8, 2020, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s denial of the Claimant’s petition. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million (US$96.5 million) to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award, and the court case has been filed. As of the date of this annual report, no court hearing had been held in relation to this case. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our former
Co-President
and director, have been named as respondents in an arbitration proceeding in the PRC. ”
From time to time, we may be involved in legal proceedings in the ordinary course of our business. In September 2019 and October 2019, respectively, the Company and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York (the “Federal Court Action”) and the Supreme Court of the State of New York, County of New York (the “State Court Action”). Amended complaints in both actions were filed in February 2020, at which time Tencent, based on its status as our controlling shareholder, was named as a defendant in the Federal Court Action, and the Company’s underwriters in its initial public offering were added as defendants in both actions. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that our Registration Statement dated December 12, 2018 and our annual report dated April 19, 2019 on Form
20-F
contained material misstatements and omissions in violation of the U.S. federal securities laws. On April 14, 2020, the Company served a motion to dismiss the Federal Court Action, which was fully briefed and submitted to the court on May 15, 2020. On May 8, 2020, the Company filed a motion to dismiss, or in the alternative, stay, the State Court Action. By order dated August 21, 2020, the State Court Action was stayed in all respects, pending resolution of the motion to dismiss the Federal Court Action. On March 31, 2021, the Company’s motion to dismiss the Federal Court Action was granted by the U.S. District Court for the Eastern District of New York. On April 29, 2021, the plaintiffs in the Federal Court Action filed a motion for leave to file a second amended complaint, which was granted on December 27, 2021. A second amended complaint was filed in the Federal Court Action on January 10, 2022. On February 18, 2022, the Company served a motion to dismiss the second amended complaint filed in the Federal Court Action, which was fully brief and submitted to the court on March 11, 2022. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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
Registered Office and Objects
Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104.
According to Clause 3 of our sixth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.
Board of Directors
See “Item 6. Directors, Senior Management and Employees.”
Ordinary Shares
General
.
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
Dividends
.
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
Conversion
.
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
Voting Rights
.
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
Transfer of Ordinary Shares
.
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
Liquidation
.
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
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion does not apply to investors in this special situation.
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
Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all such creditable foreign taxes paid or accrued in the taxable year.
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

Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).
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
Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2021 taxable year. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with the VIEs is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.
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
Interest rate risk
Other than term deposits with initial terms of over three months and cash and cash equivalents, we have no other significant interest-bearing assets. Our exposure to changes in interest rates is attributable to our notes payable issued during the year ended December 31, 2021, which carried at fixed rates and do not expose us to cash flow interest-rate risk. Accordingly, we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.
Foreign exchange risk
Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While depreciating approximately by 5% in 2018, the Renminbi in 2019 depreciated approximately by 1% against the U.S. dollar, and appreciated approximately by 6% against the U.S. dollar in 2020 and appreciated approximately by 2% against U.S. dollar in 2021. In addition, since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
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
We have performed sensitivity analysis based on the net exposure to each of the exposure arising from U.S. dollar and RMB at end of each reporting period. As of December 31, 2021, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of U.S. dollar and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

• US$.05 (or less) per ADS	• Any cash distribution to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
For the period from December 11, 2018, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
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
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report.
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
Our board of directors has determined that each of Mr. Adrian Yau Kee Mak, an independent director and the chairperson of our audit committee, and Ms. Edith Manling Ngan, an independent director of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the New York Stock Exchange. Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan satisfy the “independence” requirements of Rule
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

	Year Ended December 31,
Services	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	15,000	16,000	17,500
Audit-Related Fees (2)	—	2,500	—
Other Fees (3)	2,690	880	1,800

Total	17,690	19,380	19,300

Notes:
(1)	Audit Fees . Audit fees mean the aggregate fees billed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
(2)
Audit-related Fees.
Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services in connection with our offering of senior unsecured notes in September 2020, which were not included under Audit Fees above.

(3)	Other Fees . Other fees mean fees billed for services rendered by our principal auditors other than services reported under “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”
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
In March 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs during a twelve-month period commencing on March 29, 2021, while the second half is approved to perform during a twelve-month period commencing on December 15, 2021. As of April 19, 2022, we had repurchased a total of approximately 73 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us from March 29, 2021 to April 19, 2022. All shares were repurchased in the open market pursuant to such share repurchase program.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
March 2021	2,503,192	19.87	2,503,192	950,266,080.71
April 2021	3,827,338	17.61	6,330,530	882,874,103.37
May 2021	8,020,966	15.59	14,351,496	757,811,273.98
June 2021	1,278,518	14.96	15,630,014	738,687,151.50
July 2021	7,671,486	13.05	23,301,500	638,610,441.50
August 2021	17,446,231	7.96	40,747,731	499,810,442.11
October 2021	—		40,747,731	499,810,442.11
November 2021	—		40,747,731	499,810,442.11
December 2021	8,298,598	6.31	49,046,329	447,457,875.18
January 2022	—		49,046,329	447,457,875.18
February 2022	—		49,046,329	447,457,875.18
March 2022	7,263,402	5.12	56,309,731	410,260,298.42
April, 2022	17,040,071	4.96	73,349,802	325,687,216.10

ITEM 16.F.	Change in Registrant’s Certifying Accountant
Not applicable.

ITEM 16.G.	Corporate Governance
As a company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; and (ii) a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H.	Mine Safety Disclosure
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Tencent Music Entertainment Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	The Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-228610), as amended, initially filed with the SEC on November 30, 2018)

2.4	Description of Registrant’s American Depositary Shares and Class A ordinary shares (incorporated herein by reference to Exhibit 2.4 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

2.5	Description of the Registrant’s US$300,000,000 1.375% Notes due 2025 and US$500,000,000 2.000% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-248253) filed with the SEC on August 24, 2020 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the SEC on August 27, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.2	Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.3	The 2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.4	The 2017 Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.5	The 2017 Restricted Share Award Scheme (as amended and restated) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.6	Investor Agreement by and among the Registrant, Tencent Holdings Limited, Spotify Technology S.A. and Spotify AB dated December 15, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.7	Amendment Agreement dated as of September 26, 2018 to the Third Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.8	English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Xizang Qiming (currently known as Guangxi Hexian) dated February 8, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.9	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Xizang Qiming (currently known as Guangxi Hexian) and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.10	English translation of Exclusive Option Agreement among Beijing Tencent Music, Xizang Qiming (currently known as Guangxi Hexian) and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.11	English translation of Power of Attorney granted by Beijing Zhizheng, shareholder of Xizang Qiming (currently known as Guangxi Hexian) dated March 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.12	English translation of Loan Agreement between Beijing Tencent Music and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.13	English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Qihu Yang dated March 10, 2021 (incorporated herein by reference to Exhibit 4.13 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.14	English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Dejun Gu dated March 10, 2021 (incorporated herein by reference to Exhibit 4.14 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.15	English translation of Debt Assignment and Offset Agreement among Ms. Min Hu, Mr. Dejun Gu and Beijing Tencent Music dated September 12, 2019 (incorporated herein by reference to Exhibit 4.34 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

Exhibit Number	Description of Document

4.16	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated August 5, 2020 (incorporated herein by reference to Exhibit 4.16 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.17	English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated August 5, 2020 (incorporated herein by reference to Exhibit 4.17 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.18	English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.19	English translation of Voting Trust Agreement granted by the shareholders of Guangzhou Kugou dated August 5, 2020 (incorporated herein by reference to Exhibit 4.19 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.20	English translation of Loan Agreement among Mr. Guomin Xie, Mr. Xiaotao Chen and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 21, 2014 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.21	English translation of Debt Assignment and Offset Agreement among Mr. Xiaotao Chen, Mr. Zhongwei Qiu and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 11, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.22	English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Mr. Guomin Xie and Beijing Tencent Music dated May 11, 2020 (incorporated herein by reference to Exhibit 4.22 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.23	English translation of Spousal Consent granted by the spouse of Ms. Meiqi Wang dated August 5, 2020 (incorporated herein by reference to Exhibit 4.23 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.24	English translation of Spousal Consent granted by the spouse of Mr. Liang Tang dated July 25, 2018 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.25	English translation of Spousal Consent granted by the spouse of Mr. Hanjie Xu dated March 26, 2018 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.26	English translation of Spousal Consent granted by the spouse of Mr. Jianming Dong dated July 26, 2018 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.27	English translation of Spousal Consent granted by the spouse of Mr. Zhongwei Qiu dated March 26, 2018 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document

4.28	English translation of Spousal Consent granted by the spouse of Ms. Huan Hu dated July 26, 2018 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.29	English translation of Spousal Consent granted by the spouse of Ms. Yaping Gao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.47 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.30	English translation of Equity Interest Pledge Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated October 1, 2019 (incorporated herein by reference to Exhibit 4.48 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.31	English translation of Exclusive Option Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated October 1, 2019 (incorporated herein by reference to Exhibit 4.49 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.32	English translation of Exclusive Technical Service Agreement between Yeelion Online and Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.33	English translation of Voting Trust Agreement granted by the shareholders of Beijing Kuwo dated October 1, 2019 (incorporated herein by reference to Exhibit 4.51 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.34	English translation of Loan Agreement among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi dated July 12, 2016 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.35*†	English translation of Debt Assignment and Offset Agreement among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online dated August 20, 2019

4.36	English translation of Spousal Consent granted by the spouse of Ms. Meiqi Wang dated October 1, 2019 (incorporated herein by reference to Exhibit 4.54 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.37*†	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Qianhai Daizheng, and Shenzhen Ultimate Music dated November 19, 2021

4.38*†	English translation of Exclusive Option Agreement among Beijing Tencent Music, Qianhai Daizheng, and Shenzhen Ultimate Music dated November 19, 2021

4.39*†	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Shenzhen Ultimate Music dated November 19, 2021

4.40*†	English translation of Loan Agreement between Beijing Tencent Music and Qianhai Daizheng dated November 19, 2021

4.41*	English translation of Power of Attorney granted by Qianhai Daizheng dated November 19, 2021

4.42	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.51 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Document

4.43	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Gongse and the shareholders of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.52 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.44*†	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Gongse and Ms. Yueting Luo dated November 25, 2021

4.45	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Gongse and shareholders of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.53 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.46*†	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Gongse and Ms. Yueting Luo dated November 25, 2021

4.47	English translation of each Loan Agreement between Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated June 22, 2020 (incorporated herein by reference to Exhibit 4.54 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.48*†	English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 25, 2021

4.49	English translation of each Power of Attorney granted by Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as shareholder of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.55 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.50*†	English translation of Power of Attorney granted by Ms. Yueting Luo, as a shareholder of Beijing Gongse dated November 25, 2021

4.51	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.56 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.52	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.57 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.53*†	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Shangqin and Ms. Yueting Luo dated November 29, 2021

4.54	English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.58 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.55*†	English translation of Partnership Interest Pledge Agreement among Beijing Tencent Music, Beijing Shangqin and Ms. Yueting Luo dated November 29, 2021

4.56	English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020 (incorporated herein by reference to Exhibit 4.59 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Document

4.57*†	English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 29, 2021

4.58	English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.60 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.59*†	English translation of Power of Attorney granted by Ms. Yueting Luo, as partner of Beijing Shangqin dated November 29, 2021

4.60	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.61 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.61	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.62 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.62*†	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Yuzhong and Ms. Yueting Luo dated November 29, 2021

4.63	English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.63 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.64*†	English translation of Partnership Interest Pledge Agreement among Beijing Tencent Music, Beijing Yuzhong and Ms. Yueting Luo dated November 29, 2021

4.65	English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020 (incorporated herein by reference to Exhibit 4.64 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.66*†	English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 29, 2021

4.67	English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.65 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.68*†	English translation of Power of Attorney granted by Ms. Yueting Luo, as partner of Beijing Yuzhong dated November 29, 2021

4.69	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.66 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.70	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Zhizheng and the shareholders of Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.67 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Document

4.71	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Zhizheng and the shareholders of Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.68 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.72	English translation of each Loan Agreement between Beijing Shangqin, Beijing Yuzhong and Beijing Tencent Music dated July 28, 2020 (incorporated herein by reference to Exhibit 4.69 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.73	English translation of each Power of Attorney granted by Beijing Shangqin and Beijing Yuzhong, as shareholder of Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.70 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.74*†	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Guangxi Qingse dated September 8, 2020

4.75*†	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Zhizheng and Guangxi Qingse dated September 8, 2020

4.76*†	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Zhizheng and Guangxi Qingse dated September 8, 2020

4.77*†	English translation of Loan Agreement between Beijing Zhizheng and Beijing Tencent Music dated September 8, 2020

4.78*	English translation of Power of Attorney granted by Beijing Zhizheng dated September 8, 2020

4.79*†	English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Qianhai Daizheng dated September 25, 2020

4.80*†	English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Zhizheng and Qianhai Daizheng dated September 25, 2020

4.81*†	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Zhizheng and Qianhai Daizheng dated September 25, 2020

4.82*†	English translation of Loan Agreement between Beijing Zhizheng and Beijing Tencent Music dated September 25, 2020

4.83*	English translation of Power of Attorney granted by Beijing Zhizheng dated September 25, 2020

4.84	English translation of Master Business Cooperation Agreement between certain affiliates of Tencent and the Registrant dated July 12, 2018 (incorporated herein by reference to Exhibit 10.57 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.85	Registration Rights Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated November 16, 2018 (incorporated herein by reference to Exhibit 10.59 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.86	Form of Indenture between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-248253) filed by the Registrant with the Securities and Exchange Commission on August 24, 2020)

Exhibit Number	Description of Document

4.87	First Supplemental Indenture, dated as of September 3, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)

4.88	Form of US$300,000,000 1.375% Notes due 2025 (included in Exhibit 4.74)

4.89	Form of US$500,000,000 2.000% Notes due 2030 (included in Exhibit 4.74)

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tencent Music Entertainment Group

By:	/s/ Zhu Liang
	Name:	Zhu Liang
	Title:	Chief Executive Officer
Date: April 26, 2022

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Tencent Music Entertainment Group
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
Revenue recognition from social entertainment services in relation to sales of durable virtual gifts
As described in Notes 2.24(b) and 4(b) to the consolidated financial statements, revenue from social entertainment services and others, in the amount of RMB19,777 million, for the year ended December 31, 2021 includes revenue derived from the sales of durable virtual gifts on the Company’s online karaoke and live streaming platforms. Management recognizes the revenue for sales of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service periods derived from past experiences, given there is an implicit obligation of the Company to maintain the virtual gifts operated on its platforms. The expected service periods of the virtual gifts is determined by management based on historical data of the Company’s customers’ user relationship periods. Significant judgments were required in determining those expected periods including, but not limited to users’ historical activities patterns and churn rates. Management assesses the estimated lifespans of the virtual gifts whenever there is any indication of changes in the expected user relationship periods.
The principal considerations for our determination that performing procedures relating to revenue recognition of social entertainment services and others in relation to sales of durable virtual gifts is a critical audit matter are the significant judgment made by management in determining the expected service periods. This in turn led to a high degree of audit judgment and effort in evaluating the assumptions used by management.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to the determination of the expected user relationship periods for revenue recognition from social entertainment services in relation to sales of durable virtual gifts; and information systems’ general and automated controls over the Company’s online platforms. These procedures also included, among others, (i) evaluating management’s judgment of key assumptions adopted in determining the estimated lifespans of the durable virtual gifts by comparing assumptions to actual historical results; (ii) testing the data integrity of historical users’ activities patterns and calculation of the churn rates; and (iii) evaluating the consideration made by management with regard to the continuing relevance of historical data of the Company’s customers’ user relationship periods.

Impairment assessments of goodwill
As described in Notes 2.9 and 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB19,121 million as of December 31, 2021. Management conducts an annual goodwill impairment test or when there are indications the carrying value may be impaired. For purposes of impairment testing, management allocates its goodwill to the relevant cash-generating units (“CGUs”) or group of CGUs, and compares the recoverable amounts of these CGUs or group of CGUs to their respective carrying amounts. Management determined the recoverable amounts of these CGUs or group of CGUs based on the higher of (i) their respective value in use (“VIU”) and (ii) their fair value less costs of disposal. VIU is calculated based on discounted cash flows expected to be derived from the respective CGUs or group of CGUs. Management’s cash flow projections included significant judgments and assumptions made relating to revenue growth, margin, terminal growth rate and pre-tax
discount rates.
The principal considerations for our determination that performing procedures relating to impairment assessments of goodwill is a critical audit matter are the significant judgments made by management when determining the recoverable amount of the related CGU. This in turn led to a high degree of auditor judgment and effort in performing procedures and in evaluating management’s significant assumptions, including revenue growth, margin, terminal growth rate and pre-tax
discount rates. In addition, the audit effort also involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amounts of the Company’s CGUs. These procedures also included, among others, (i) evaluating the appropriateness of the discounted cash flow model; (ii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iii) evaluating the reasonableness of the significant assumptions used in management’s cash flow forecast related to revenue growth, margin and terminal growth rate by considering the current and past performance of the CGU, or group of CGUs and consistency with relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the cash flow model and certain significant assumptions, including pre-tax
discount rates.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April
2
6
, 2022
We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2019	2020	2021
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		7,152	9,349	11,467
Revenue from social entertainment services and others		18,282	19,804	19,777
Total revenues	5	25,434	29,153	31,244
Cost of revenues		(16,761)	(19,851)	(21,840)
Gross profit		8,673	9,302	9,404
Selling and marketing expenses		(2,041)	(2,475)	(2,678)
General and administrative expenses		(2,703)	(3,101)	(4,009)

Total operating expenses		(4,744)	(5,576)	(6,687)
Interest income	6	615	622	530
Other gains, net	7	78	362	553
Operating profit		4,622	4,710	3,800
Share of net (loss)/profit of investments accounted for using equity method	17	(18)	19	(47)
Finance costs	9	(64)	(97)	(121)
Profit before income tax		4,540	4,632	3,632
Income tax expense	10(a)	(563)	(456)	(417)
Profit for the year		3,977	4,176	3,215

Attributable to:
Equity holders of the Company		3,982	4,155	3,029
Non-controlling interests		(5)	21	186
		3,977	4,176	3,215

		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		1.22	1.25	0.91
Diluted		1.19	1.24	0.90

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		2.43	2.51	1.82
Diluted		2.38	2.47	1.80

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Profit for the year	3,977	4,176	3,215
Other comprehensive income, net of tax:
Item that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	1,031	5,219	(2,128)
Currency translation differences	—	(1,363)	(397)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	261	77	19
Share of other comprehensive (losses)/income of associates	(1)	(9)	4

Total comprehensive income for the year	5,268	8,100	713

Attributable to:
Equity holders of the Company	5,273	8,079	527
Non-controlling interests	(5)	21	186

	5,268	8,100	713

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2020	2021
	Note	RMB’million	RMB’million

ASSETS
Non-current assets
Property, plant and equipment	12	176	243
Land use right	13	—	1,495
Right-of-use assets	14	311	283
Intangible assets	15	2,020	2,829
Goodwill	16	17,492	19,121
Investments accounted for using equity method	17	2,255	3,599
Financial assets at fair value through other comprehensive income	18(a)	9,771	7,302
Other investments	18(b)	349	199
Prepayments, deposits and other assets	19	956	743
Deferred tax assets	10(b)	303	346
Term deposits	21(a)	2,953	4,303

		36,586	40,463

Current assets
Inventories		18	24
Accounts receivable	20	2,800	3,610
Prepayments, deposits and other assets	19	2,846	2,731
Other investments	18(b)	37	37
Short-term investments	18(c)	—	1,029
Term deposits	21(a)	14,858	12,769
Cash and cash equivalents	21(b)	11,128	6,591
		31,687	26,791

Total assets		68,273	67,254

EQUITY
Equity attributable to equity holders of the Company
Share capital	22	2	2
Additional paid-in capital	22	35,044	36,238
Shares held for share award schemes	22	(78)	(183)
Treasury shares	22	(134)	(3,660)
Other reserves	23	6,300	3,726
Retained earnings		11,111	14,194
		52,245	50,317
Non-controlling interests		486	738
Total equity		52,731	51,055

LIABILITIES
Non-current liabilities
Notes payable	25	5,175	5,062
Accounts payable		136	93
Other payables and other liabilities	26	68	32
Deferred tax liabilities	10(b)	265	271
Lease liabilities		218	205
Deferred revenue	27	78	86
		5,940	5,749

Current liabilities
Accounts payable		3,565	4,329
Other payables and other liabilities	26	3,881	3,832
Current tax liabilities		445	363
Lease liabilities		103	92
Deferred revenue	27	1,608	1,834
		9,602	10,450

Total liabilities		15,542	16,199

Total equity and liabilities		68,273	67,254

The accompanying notes are an integral part of these consolidated financial statements

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million

Balance at January 1, 2019		2	33,776	—	903	3,040	37,721	51	37,772

Profit for the year		—	—	—	—	3,982	3,982	(5)	3,977
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	1,031	—	1,031	—	1,031
Share of other comprehensive losses of an associate		—	—	—	(1)	—	(1)	—	(1)
Currency translation differences		—	—	—	261	—	261	—	261

Total comprehensive income for the year		—	—	—	1,291	3,982	5,273	(5)	5,268

Transactions with equity holders:
Issuance of ordinary shares	22	—	12	—	—	—	12	—	12
Exercise of share options/ Restricted share units (“RSUs”)	22,23	—	637	—	(465)	—	172	—	172
Non-controlling interests arising from business combination		—	—	—	—	—	—	48	48
Share-based compensation - value of employee services	23,24	—	—	—	519	—	519	—	519
Shares held for share award schemes	22	—	—	(31)	—	—	(31)	—	(31)
Capital contribution by non-controlling interests		—	—	—	—	—	—	2	2
Additional investments in non-wholly owned subsidiaries		—	—	—	(76)	—	(76)	(8)	(84)
Appropriations to statutory reserves		—	—	—	15	(15)	—	—	—

Total transactions with equity holders at their capacity as equity holders for the year		—	649	(31)	(7)	(15)	596	42	638

Balance at December 31, 2019		2	34,425	(31)	2,187	7,007	43,590	88	43,678

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2020		2	34,425	(31)	—	2,187	7,007	43,590	88	43,678

Profit for the year		—	—	—	—	—	4,155	4,155	21	4,176
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	5,219	—	5,219	—	5,219
Share of other comprehensive losses of an associate		—	—	—	—	(9)	—	(9)	—	(9)
Currency translation differences		—	—	—	—	(1,286)	—	(1,286)	—	(1,286)

Total comprehensive income for the year		—	—	—	—	3,924	4,155	8,079	21	8,100

Transactions with equity holders:
Exercise of share options/ Restricted share units (“RSUs”)	22,23	—	619	—	—	(429)	—	190	—	190
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	367	367
Share-based compensation - value of employee services	23,24	—	—	—	—	569	—	569	—	569
Shares held for share award schemes	22	—	—	(47)	—	—	—	(47)	—	(47)
Repurchase of shares		—	—	—	(134)		—	(134)	—	(134)
Additional investments in non-wholly owned subsidiaries		—	—	—	—	(2)	—	(2)	—	(2)
Disposal of a subsidiary		—	—	—	—	—	—	—	10	10

Appropriations to statutory reserves		—	—	—	—	51	(51)	—	—	—

Total transactions with equity holders at their capacity as equity holders for the year		—	619	(47)	(134)	189	(51)	576	377	953

Balance at December 31, 2020		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2021		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

Profit for the year		—	—	—	—	—	3,029	3,029	186	3,215
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	(2,128)	—	(2,128)	—	(2,128)
Share of other comprehensive income of associates		—	—	—	—	4	—	4	—	4
Currency translation differences		—	—	—	—	(378)	—	(378)	—	(378)

Total comprehensive income for the year		—	—	—	—	(2,502)	3,029	527	186	713
Transfer of gains on disposal of financial instruments to retained earnings		—	—	—	—	(56)	56	—	—	—

Transactions with equity holders:
Expiry of put right of puttable ordinary shares	22	—	535	—	—	—	—	535	—	535
Exercise of share options/ Restricted share units(“RSUs”)	22,23	—	659	—	35	(646)	—	48	—	48
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	75	75
Share-based compensation - value of employee services	23,24	—	—	—	—	647	—	647	—	647
Shares held for share award schemes	22		—	(105)	—	—	—	(105)	—	(105)
Repurchase of shares		—	—	—	(3,561)	—	—	(3,561)	—	(3,561)
Additional investments in a non-wholly owned subsidiary		—	—	—	—	(19)	—	(19)	—	(19)
Disposal of subsidiaries		—	—	—	—	—	—	—	(6)	(6)
Appropriations to statutory reserves		—	—	—	—	2	(2)	—	—	—
Dividend to non-controlling interests		—	—	—	—	—	—	—	(3)	(3)

Total transactions with equity holders at their capacity as equity holders for the year		—	1,194	(105)	(3,526)	(16)	(2)	(2,455)	66	(2,389)

Balance at December 31, 2021		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2019	2020	2021
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	29(a)	6,188	4,945	5,370
Interest received		576	577	458
Income taxes paid		(564)	(637)	(589)

Net cash inflow from operating activities		6,200	4,885	5,239

Cash flows from investing activities
Payments for business combinations, net of cash acquired		(45)	(540)	(2,078)
Purchase of property, plant and equipment		(95)	(108)	(159)
Purchase of intangible assets		(191)	(393)	(1,095)
Purchase of land use right		—	—	(1,504)
Net proceeds/(placements) from/(to) short term investments (2021: including total placement of RMB5,616 million and receipt of RMB4,739 million)	18(c)	36	6	(877)
Placement of term deposits with initial terms of over three months		(12,050)	(30,643)	(15,153)
Receipt from maturity of term deposits with initial terms of over three months		4,550	20,332	15,892
Proceeds from disposal of subsidiaries		—	15	3
Proceeds from disposal of investments accounted for as financial assets at fair value through profit or loss or other comprehensive income		—	—	363
Payments for acquisition of investments accounted for using equity method		(294)	(2,002)	(1,480)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		—	(211)	—
Payments for acquisition of investments accounted for as financial assets at fair value through other comprehensive income		—	(708)	—
Payment for loans to a third party		(46)	—	—
Receipts from repayments of loans to a third party		—	45	1
Dividend received		32	—	88
Other investing activities		1	1	—

Net cash outflow from investing activities		(8,102)	(14,206)	(5,999)

Cash flows from financing activities
Loans from non-controlling interests		—	10	—
Proceeds from issuance of ordinary shares	22	12	—	—
Proceeds from exercise of share options	22	127	163	104
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(79)	(6)	(19)
Shares withheld for share award schemes	22	(31)	(46)	(105)
Payment for repurchase of ordinary shares		—	(134)	(3,479)
Dividends paid to non-controlling interests		—	—	(3)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		3	—	13
Payments for interests		(7)	(15)	(105)
Principal elements of lease payments	14	(56)	(78)	(116)
Net proceeds from issuance of notes	25	—	5,400	—
Payment for loan from non-controlling interests		—	(2)	—

Net cash (outflow)/inflow from financing activities		(31)	5,292	(3,710)

Net decrease in cash and cash equivalents		(1,933)	(4,029)	(4,470)
Cash and cash equivalents at beginning of the year		17,356	15,426	11,128
Exchange differences on cash and cash equivalents		3	(269)	(67)

Cash and cash equivalents at end of the year		15,426	11,128	6,591

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation

1.1	General information
Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability and the shares of Tencent are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. Each ADS of the Company represents two ordinary shares.
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
The Structured Contracts had been in place throughout the years presented, and, there was no change to the principal terms of the Structured Contracts. The principal terms of the Structured Contracts are further described below:

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

rights to vote on their behalf on all matters of the VIEs requiring shareholder approval under the PRC laws and regulations and the VIEs’ articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in the VIEs.

(ii)	Exclusive Technical Service Agreement
Pursuant to the exclusive technical service agreement between the WOFEs and the VIEs, the WOFEs or their designated party has the exclusive right to provide business support, technical services and consulting services in return for a service fee, which represents 90% of net operating income of the VIEs together with other service fees charged for other ad hoc services provided. The WOFEs have the discretion to change the charge rate. During the term of the agreement, without the WOFEs’ prior written consent, the VIEs shall not engage any third party for rendering any of such services defined under this agreement.

(iii)	Loan agreement
Under the loan agreement between the WOFEs and the shareholders of the VIEs, the WOFEs provided interest-free loans to the shareholders of the VIEs solely for the subscription of newly registered capital of the VIEs. The WOFEs have the sole discretion to determine the way of repayment, including requiring the shareholders to transfer their equity shares in the VIEs to the WOFEs according to the terms indicated in the Exclusive Share Purchase Option as mentioned below.

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
Pursuant to the equity interest pledge agreement enacted amongst the WOFEs, the VIEs and their shareholders, the shareholders of the VIEs pledge all of their equity interests in the VIEs to the WOFEs, to guarantee the VIEs and their shareholders’ performance of their obligations under exclusive purchase option agreement, exclusive business cooperation agreement, loan agreement, and powers of attorney. If the VIEs and/or any of their shareholders breach their contractual obligations under this agreement, the WOFEs, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without the WOFEs’ prior written consent, shareholders of the VIEs shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice the WOFEs’ interests.
During the term of this agreement, the WOFEs are entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the local branch of the State Administration for Industry and Commerce (“SAIC”), and will remain effective until the VIEs and its shareholders discharge all their obligations under the Contractual Arrangements
.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

As at December 31, 2021, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Date of Incorporation or acquisition	Equity Interest Held (direct or indirect)	Principal activities
Subsidiaries
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”) (formerly known as “Ocean Music Hong Kong Limited”)	Hong Kong	July 2016*	100%	Investment holding and music content distribution
Tencent Music (Beijing) Co., Ltd (“Beijing Tencent Music”) (formerly known as “Ocean Interactive (Beijing) Information Technology Co., Ltd.”)	PRC	July 2016*	100%	Technical support and consulting services
Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”)	PRC	July 2016*	100%	Technical support and consulting services
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (“TME Tech Shenzhen”)	PRC	February 2017	100%	Online music and entertainment related services
Guangzhou Shiyinlian Software Technology Co., Ltd. (“Guangzhou Shiyinlian”)	PRC	October 2019	100%	Technical support and consulting service
Variable Interest Entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016*	100%	Online music and entertainment related services
Beijing Kuwo Technology Co., Ltd.(“Beijing Kuwo”)	PRC	July 2016*	100%	Online music and entertainment related services
Subsidiaries of Variable Interest Entities
Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”)	PRC	July 2016*	100%	Online music and entertainment related services
Guangxi Hexian Music Co., Ltd. (“Guangxi Hexian”), (formerly known as “Xizang Qiming Music Co., Ltd.”)	PRC	February 2018	100%	Music content investments and other investments
Shenzhen Lanren Online Technology Co., Ltd (“Shenzhen Lanren”)	PRC	March 2021	100%	Audio platform

*	Representing the entities acquired by the Group on July 12, 2016.
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

Risks in relation to the VIEs
In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company, and the WOFE having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB4,185 million and RMB4,069 million as at December 31, 2020 and 2021, respectively.
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
On January 19, 2015, the Ministry of Commerce of the PRC (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include Consolidated VIEs within the scope of entities that could be considered as foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing entities that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the Contractual Arrangements and the Company’s ability to conduct business through them could be severely limited.
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
The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs as at December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 on a combined basis.

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Total current assets	10,700	9,395
Total non-current assets	7,394	8,722

Total assets	18,094	18,117

Total current liabilities	(6,986)	(6,670)
Total non-current liabilities	(393)	(416)

Total liabilities	(7,379)	(7,086)

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Total revenues	25,379	29,094	30,949
Net profit/(loss)	1,323	1,625	(209)
Net cash (outflow)/inflow from operating activities*	(182)	454	(671)
Net cash outflow from investing activities	(185)	(1,099)	(3,554)
Net cash (outflow)/inflow from financing activities*	(34)	715	3,462
Net (decrease)/increase in cash and cash equivalents	(401)	70	(763)
Cash and cash equivalents, beginning of the year	1,728	1,327	1,397
Cash and cash equivalents, end of the year	1,327	1,397	634

*
Amounts previously reported for 2019 and 2020 have been revised and the impact of the revisions of intercompany fund transfers from operating to financing activities, which were eliminated in consolidation of the Company. The amounts of cash flow activities of the Group’s VIEs for the year ended December 31, 2019 and 2020 have been revised to reflect adjustments with decrease of RMB81 million and RMB768 million, respectively, in cash provided by operating activities, increase of RMB81 million and RMB768 million, respectively, in cash provided by financing activities. There is no impact on the previous reported consolidated financial positions and results of operations or cash flows.

The

above combined financial statements amounts and balances have included intercompany transactions which have been eliminated in the Company’s consolidated financial statements.
As at December 31, 2020 and 2021, the total assets of Group’s VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets, intangible assets, and land use right, as applicable.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

As at December 31, 2020 and 2021, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.
The recognized revenue-producing assets held by the Group’s VIEs include intangible assets acquired through business combination, prepaid content royalties and domain names and servers. The balances of these assets as at December 31, 2020 and 2021 were included in the line of “Total non-current
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

2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements

(a)	Amendments to the accounting standards adopted
The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2021:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2
The adoption of these new and amended standards does not have material impact on the consolidated financial statements of the Group.

F-1
7

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements (Continued)

(b)	Recent accounting pronouncements
The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2021, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Group.

Effective for annual periods beginning on or after
Amendments to IAS 28 and IFRS 10	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
IAS 16 (amendments)	Property, plant and equipment: Proceeds before intended use	January 1, 2022
IAS 37 (amendments)	Onerous contract - cost of fulfilling a contract	January 1, 2022
Amendments to IFRS	Annual Improvements to IFRS Standards 2018-2020 Cycle	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 1 (amendments)	Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
The Group considers the lease as a single transaction in which the assets and liabilities are integrally linked. There is no net temporary difference at inception. Subsequently, when differences on settlement of the liabilities and the amortisation of right-of-use assets arise, there will be a net temporary difference on which deferred tax is recognized. Upon the effective date of amendments to IAS 12 on 1 January 2023, the Group will need to recognize a deferred tax asset and a deferred tax liability for the temporary differences arising on a lease on initial recognition.

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

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.3	Principles of consolidation and equity accounting (Continued)

(a)	Subsidiaries (Continued)

Non-controlling
interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet, respectively.

(b)	Associates
Associates are all entities over which the Group has significant influence but not control or joint control, generally but not necessarily accompanying a shareholding of between 20% and 50% of t he
voting rights. Investments in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost. Interests in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost in the consolidated balance sheet.

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
The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2.11 whenever there is an indication that the carrying amount may be impaired in accordance with Note 2.12 (b).

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

F
-21

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
Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
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
Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Servers and network equipment	3 – 5 years
Office furniture, equipment and others	3 – 5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease term
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
Construction in progress represents buildings under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes amortization of land use right and the costs of construction of buildings. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for intended use. Construction in progress is transferred to property, plant and equipment when completed and ready for use.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note
2.11)
.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement.

2.8	Land use right
Land use right is
up-front
payment to acquire long-term interests in land. The payment is stated at cost and charged to the consolidated income statement on a straight-line basis over the remaining period of the lease.

2.9	Goodwill
Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.9	Goodwill (Continued)

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

2.10	Other intangible assets

(a)	Domain name, trademark and Internet audio/video program transmission license
Separately acquired domain name, trademark and Internet audio/video program transmission license are shown at historical cost. These assets acquired in a business combination are recognized at fair value at the acquisition date. Domain name, trademark and Internet audio/video program transmission license have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of these assets and over their respective useful live of no more than 12 years
. The useful lives of these assets are the periods over which they are expected to be available for use by the Group, and the management of the Group also take into account of past experience when estimating the useful lives.

(b)	Separately acquired and internal developed contents and copyrights
Separately acquired contents and copyrights are shown at historical cost. The Group also produces or/and contracts with external parties to produce contents to exhibit on its platforms. Produced contents includes direct production costs, production overheads and acquisition costs. The Group recognizes internal developed contents as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Capitalized in-house produced contents are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years.

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

Online users	1 year
Corporate customer relationship	3 - 4 years
Supplier resources	3 - 6 years
Non-compete agreements	4 - 7 years
Copyrights	3 - 7 years

2.11	Impairment of non-financial assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.11	Impairment of non-financial assets (Continued)

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
Non-financial
assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12	Investments and other financial assets

(a)	Classification and measurement
The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•	those to be measured at amortized cost.
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
Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset
s
. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
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
Debt instruments
Initial recognition and subsequent measurement of debt instruments depend on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. There are three categories into which the Group classifies its debt instruments:

•	Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are classified as and measured at

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.12	Investments and other financial assets (Continued)

(a)	Classification and measurement (Continued)

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
expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.12	Investments and other financial assets (Continued)

(b)	Impairment (Continued)

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

2.13	Inventories
Inventories, mainly consisting of merchandise for sale, are primarily accounted for using the weighted average method and are stated at the lower of cost and net realizable value.

2.14	Accounts receivable
Accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. Accounts receivable are generally due for settlement within 30 to 90 days and therefore are all classified as current.

2.15	Short-term investments
Short-term investments are investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit and loss (see Note 2.12 above). Since these investments’ maturity dates are within one year, they are classified as current assets.

2.16	Cash and cash equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term deposits with original maturities of three months or less.

2.17	Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Where any Group company purchases the Company’s equity instruments, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders as treasury shares until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs) is included in equity attributable to the Company’s equity holders.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.18	Accounts and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 1 year of recognition. Accounts and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

2.19	Borrowings (including notes payable)
Borrowings (including notes payable) issued by the Group are recognized initially at fair value, net of transaction costs incurred. They are subsequently carried at amortized cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over their terms using the effective interest method.
Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan facilities to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortized over the term of the facility to which it relates. Notes payable are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
General and specific finance costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. During the year ended December 31, 2021, finance cost capitalised was nil.

2.20	Current and deferred income tax
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
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.20	Current and deferred income tax (Continued)

(b)	Deferred income tax (Continued)

deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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

2.21	Employee benefits

(a)	Employee leave entitlements
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

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.22	Share-based payments
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

2.23	Provisions
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

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.24	Revenue recognition
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
The Group also provides its users to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through the Group’s platform. Such music singles and albums will be made available to all users to access after the initial launch period which is generally 3 months. The Group considers that it provides the early access to the newly launched singles and albums within its platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied, and revenue is recognized over time accordingly.
The above services can be paid directly by users by way of online payment channels or through various third party platforms. The Group records revenue on gross basis according to the criteria stated in (c) below and recognizes service fees levied by online payment channels or third party platforms (“Channel Fees”) as the cost of revenues in the same period as the related revenue is recognized.
The Group sublicenses certain of the Group’s music contents to other music platforms for a fixed period of time, typically one year, that falls within the original license period of the underlying contents. The Group is obliged to replicate the licensed content library for any subsequent changes in the contents, including any new contents or removal of existing contents, updated by the contents partners any time during the sublicensing period. As a result, the Group determines sublicensing of contents as a single performance obligation. Revenues from sublicensing the contents is recognized over the sublicensing period. The Group only recognizes revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. The Group does not adjust the promised amount of consideration for the effects of any significant financing component as the sublicensing period is typically one year.
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

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.24	Revenue recognition (Continued)

(a)	Revenue from online music services (Continued)

progress as the performance obligation is expended evenly over the period, while revenue from the CPM arrangements are recognized based on the number of times that the advertisement has been displayed. The Group allocates revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.
The Group also entered into contracts with third-party advertising agencies or entities controlled by Tencent, which represent the Group in negotiation and contracting with advertisers. The Group shares with these advertising agencies a portion of the revenues the Group derives from the advertisers. Revenues are recognized on a gross or net basis based on an assessment made according to the criteria stated in (c) below. If revenue for advertising derived through these advertising agencies are recorded at the gross amount, the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenue for advertising derived through these advertising agencies are recorded at the net amount, the related cash incentives, in the form of commissions paid/payable to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on expected performance.

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
The Group may share with performers a portion of the revenues derived from the sales of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sales of virtual gifts are recorded at the gross amount, with the portion remitted to performers recorded as cost of revenues, as the Group considers itself the primary obligor in the sales of virtual gifts with the Group possesses the latitude in establishing prices; and the rights to determine the specifications or change the virtual gifts.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.24	Revenue recognition (Continued)

(b)	Revenue from social entertainment services and others (Continued)

The Group also generates revenue from online karaoke and live streaming services by selling premium memberships that provide paying users with certain privileges. The fees for these packages are time-based ranging from one month to twelve months and are collected up-front
from the respective subscribers. The receipt of the subscription fees is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.
The Group also generates advertising revenue from its social entertainment platforms and the policies for recognized advertising revenue is described in Note 2.24(a) above.

(c)	Principal and agent consideration
The Group reports the revenue on a gross or net basis depending on whether the Group is acting as a principal or an agent in a transaction. The determination of whether to report the revenues of the Group on a gross or net basis is based on an evaluation made of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service; (iv) has involvement in the determination of product and service specifications.
The Group does not disclose the information about the remaining performance obligations as the performance obligations of the Group have an expected duration of one year or less.

(d)	Contract liabilities and contract costs
A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration is due) from the customer.
Contract costs includes incremental costs of obtaining a contract and costs to fulfil a contract. The contract costs are amortised using a method which is consistent with the pattern of recognition of the respective revenues. The Group has applied the practical expedient to recognize the contract cost relating to obtain a contract as an expense when incurred, if otherwise the amortization period is one year or less.

2.25	Interest income
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

2.26	Cost of revenues
Cost of revenues mainly consists of service costs, advertising agency fees, channel fees, amortization of intangible assets, salaries and benefits for its operations personnel (including related share-based compensation) and others.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.26	Cost of revenues (Continued)

Service costs include royalty payments to music content providers and revenue sharing with performers on the online karaoke and live streaming platforms. Payment arrangements with music content providers are mainly calculated under pre-determined
revenue sharing ratios which are determined based on the actual usage of the contents. Certain arrangements require the Group to pay non-recoupable
royalty in advance. The Group expenses the
non-recoupable
royalty on a straight-line basis over the relevant contractual periods and accrues additional royalty costs when revenue sharing during a contractual period is expected to exceed the non-recoupable
royalty amounts.

2.27	Selling and marketing expenses
Selling and marketing expenses mainly consist of advertising expenses for branding and acquiring user traffic for the Group’s online music show platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation) and intangible assets amortization. Advertising costs are included in “Selling and marketing” and are expensed when the service is received.

2.28	General and administrative expenses
General and administrative expenses mainly consist of salaries and benefits for management and administrative personnel and research and development personnel (including related share-based compensation), rental and depreciation expenses related to facilities and equipment used by our research and development team, professional service expense, amortization of intangible assets and other general corporate expenses. The Group recognizes research and development related costs as expenses when incurred, as the amount of costs qualifying for capitalization has been immaterial.

2.29	Government grants
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.30	Leases
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

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.30	Leases (Continued)

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
right-of-use
asset.
Lease payments are allocated between principal and finance costs. The finance cost is charged to income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
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
assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.
Low-value
assets comprise IT equipment and small items of office furniture.

2.31	Dividends distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

F
-34

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

2.31	Dividends distribution (Continued)

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
The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to RMB and US$. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Group’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is US$ whereas the functional currency of the subsidiaries which operate in the PRC is RMB. The Group currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures.
As of December 31, 2021, the Group’s monetary assets
that
exposed to foreign exchange risk
arising from US$ and RMB amounted to

RMB
54
million
(
2020: RMB
2
million) and RMB
27
million (2020: RMB
6
million),
respectively, and the Group’s monetary liabilities that exposed to foreign exchange risk arising from US$ and RMB amounted to
RMB
1
million (2020: RMB
1
million) and RMB
33
million (2020: RMB
22
million), respectively.
The Group performed sensitivity analysis based on the net exposure to each of the exposure arising from US$ and RMB at end of each reporting period. As of December 31, 2021, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of US$ and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

(ii)	Price risk
The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for 2020 and 2021. The Group is not exposed to commodity price risk.
The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB489 million and RMB365 million

F
-35

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk (Continued)

higher/lower, for the years ended December 31, 2020 and 2021, respectively, and profit for the year would have been approximately RMB19 million and RMB12 million higher/lower, for the years ended December 31, 2020 and 2021, respectively.

(iii)	Interest rate risk
Other than term deposits with initial terms of over three months and cash and cash equivalents, the Group has no other significant interest-bearing assets.
The Group’s exposure to changes in interest rates is attributable to its notes payable issued during the year ended December 31, 2021 (Note 25), which carried at fixed rates and does not expose the Group to cash flow interest-rate risk. Accordingly, the directors of the Company do not anticipate there is any significant impact on the Group’s financial performance resulted from the changes in interest rates.
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
The Group has policies in place to ensure that credit terms are granted to counterparties, including customers for contents sublicensing, advertising agencies, third parties platforms as well as entities under Tencent, with an appropriate credit history and the Group also performs periodic credit evaluations of these counterparties. Management does not expect any material loss arising from non-performance
by these counterparties.
Customers for contents sublicensing and the third parties platforms are reputable corporations with sound financial position. The credit quality of the advertising agencies are assessed on a regular basis based on historical settlement records and past experience.
In addition, deposits are only placed with reputable domestic or international financial institutions. There has been no recent history of default in relation to these financial institutions.
Top five customers, which accounted for 11% of gross accounts receivable, representing 3%, 3%, 2%, 2% and 1% of the gross accounts receivable respectively as at December 31, 2021. Nevertheless
,
no
single external customer contributed to more than
10% of the revenue of the Group for the year ended December 31, 2021.
The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year end. For the years ended December 31, 2020 and 2021, loss allowance made against the gross amounts of accounts receivable were not significant, accordingly, the provision matrix is not presented.
As at December 31, 2021, the carrying amounts of accounts receivable approximated their fair values.

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
As at December 31, 2020 and 2021, the Group’s major external borrowings represented the senior unsecured notes issued in September 2020, details of which are disclosed in Note 25. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2021 are
RMB90
million (FY20: RMB92 million),
RMB2,247
million (FY20: RMB2,326 million) and
RMB3,443
million (FY20: RMB3,589 million) respectively.
Apart

from the above, majority of its financial liabilities comprised lease liabilities, accounts payable, and other payables and accruals. Except for the other payables and accruals are due for settlement contractually within 12 months, the contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2021 are
RMB
108

million (FY20:
RMB
116
million
),
RMB

 million (FY
20
: RMB

million) and RMB17 million (FY20: Nil) respectively. The contractual undiscounted cash flows of the Group’s accounts payable in the next twelve months and more than 1 year but within 5 years as at December 31, 2021 are
RMB
4,331

million (FY20: RMB3,567 million) and
RMB
100
 million (FY20: RMB150 million) respectively.

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
As at December 31, 2020 and 2021, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

3.3	Fair value estimation
The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2020 and 2021 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

As at December 31, 2020 and 2021, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 18(a)) stated in the consolidated balance sheets were measured at level 1 hierarchy, while other investments (Note 18(b)) and short-term investments (Note 18(c)) at level 3 fair value hierarchy.
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
The components of the level 3 instruments mainly include short-term investments
and investments in unlisted companies classified as other investment. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. For the short-term investments, the significant unobservable inputs of expected rate of return ranging from 1.65% to 5.59%. The higher the expected rate of return, the higher the fair value.
During the years ended December 31, 2020 and 2021, there was no transfer between level 1, 2 and 3 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, represented other investments (Note 18(b)) and short-term investments (Note 18(c)). Movement of the financial liabilities at fair value using level 3 measurements, solely represented contingent considerations resulted from business combination is analyzed as below:

	Year Ended December 31,
	2020	2021
	RMB’million	RMB’million
At beginning of the period	112	—
Fair value change	—	—
Settlement	(112)	—

At end of the period	—	—

4	Critical accounting estimates and judgments
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
pre-tax
discount rates assumptions adopted in the cash flow projections, could materially affect the net present value used in the

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Critical accounting estimates and judgments (Continued)

(c)	Recoverability of non-financial assets (Continued)

impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to income statement.

(d)	Share-based compensation arrangements
The Group measures the cost of equity-settled transactions with employees and non-employees
by making reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the respective vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses to be charged to the consolidated income statement. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 24.

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

(f)	Scope of consolidation
Consolidation is required only if control exists. The Group controls an investee when it has all the following: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the Group’s returns. Power results from rights that can be straightforward through voting rights or complicated in contractual arrangements. Variable returns normally encompass financial benefits and risks, but in certain cases, they also include operational values specific to the Group. These three factors cannot be considered in isolation by the Group in its assessment of control over an investee. Where the factors of control are not apparent, significant judgement is applied in the assessment, which is based on an overall analysis performed on all of the relevant facts and circumstances.
The Group is required to reassess whether it controls the investee if facts and circumstances indicate a change to one or more of the three factors of control.

5	Revenue
During the years ended December 31, 2019, 2020 and 2021, revenue contributed by
music subscription packages amounted to RMB3,563 million, RMB5,560 million and RMB7,333 million, respectively.
As at December 2020 and 2021, incremental contract costs related to contracts with customers are not material to the Group. Details of contract liabilities were disclosed in Note 27.

6	Interest Income
Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Other gains, net

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Government grants and tax rebates (note)	132	245	393
Impairment provision for investments in associates (Note 17)	(43)	(4)	—
Gain on step-up acquisition arising from business combination	—	19	8
Fair value change of investment s	(37)	—	105
Gain/(loss) on disposal of a subsidiary	—	32	(10)
Dividend from investments	—	—	27
Others	26	70	30

	78	362	553

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

8	Expense by nature

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Service costs (note i)	14,967	17,478	18,992
Advertising agency fees	233	505	667
Employee benefits expenses (note ii and note iii)	2,527	3,004	3,915
Promotion and advertising expenses	1,823	2,227	2,387
Notes:
(i)	Service costs mainly comprised licensing costs, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.

(ii)
During the years ended December 31, 2019, 2020 and 2021, the Group incurred expenses for the purpose of research and development of approximately RMB1,159 million, RMB1,667 million and RMB2,339 million, which comprised employee benefits expenses of RMB1,012 million, RMB1,488 million and RMB2,050 million
,
respectively. No significant development expenses had been capitalized for the years ended December 31, 2019, 2020 and 2021.

(iii)	Employee benefits expenses

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	1,616	2,020	2,518
Welfare, medical and other expenses	295	373	453
Share-based compensation expenses	519	569	752
Contribution to pension plans	97	42	192

	2,527	3,004	3,915

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

regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to certain ceilings and caps imposed. These contributions are paid to the respective labor and social welfare authorities and are expensed as incurred.

9	Finance costs

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Interest and related expenses	68	99	120
Exchange (gains)/losses	(4)	(2)	1

	64	97	121

10	Taxation

(a)	Income tax expense
Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands
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
Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%
,
except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) “Software Enterprise” (“SE”) and “Key Software Enterprise” (“KSE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%, Qualified SE is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years and Qualified KSE is eligible for a preferential tax rate of 10%.
Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled a to preferential tax rate of
15%

for the years ended December 31, 2019, 2020 and 2021. Guangzhou Kugou has also been recognized as HNTE by the relevant government authorities and was entitled to a preferential tax rate of 15% for the years ended December 31, 2019 and 2020. For

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Taxation (Continued)

(a)	Income tax expense (Continued)

the year ended December 31, 2021, Guangzhou Kugou was under the unified CIT rate of

25
%
.
Yeelion Online and TME Tech Shenzhen were qualified as SE and have entitled to tax holidays starting from the year ended December 31, 2017 (i.e. their first profitable year in 2017). Yeelion Online and TME Tech Shenzhen were further qualified as KSE and entitled to a preferential tax rate of

10
%
 for the year ended December 31, 2019. For the
years
ended December 31, 2020 and 2021,
Yeelion Online and
TME Tech Shenzhen were entitled to a reduced tax rate of 12.5%. Yeelion Online Network Technology (Tianjin) Co., Ltd. (“Yeelion Online Tianjin”) and Guangzhou Shiyinlian Software Technology Co., Ltd. (‘‘Shiyinlian”) were qualified as SE and have been entitled to tax holidays starting from the years ended December 31, 2019 (i.e. their first profitable year in 2019), and they were entitled to a reduced tax rate of 12.5% starting from the year ended December 31, 2021.
Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates ranging from
2.5%
t
o 9%.
The income tax expense of the Group is analyzed as follows:

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Current income tax	703	634	530
Deferred income tax (note b)	(140)	(178)	(113)

Total income tax expense	563	456	417

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2019, 2020 and 2021, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2019 RMB’million	2020 RMB’million	2021 RMB’million
Profit before income tax expense	4,540	4,632	3,632

Tax calculated at a tax rate of 25%	1,135	1,158	908
Effects of different tax rates applicable to different subsidiaries of the Group	(36)	34	29
Effects of tax holiday on assessable profit of certain subsidiaries	(88)	(214)	(34)
Effects of preferential tax rate on assessable profit of certain subsidiaries	(556)	(631)	(664)
Expense not deductible for tax purposes	133	82	191
Income not subject to tax	—	—	(3)
Unrecognized deferred income tax assets	16	46	27
Utilization of previously unrecognized tax assets	(50)	(11)	(38)
Others	9	(8)	1

	563	456	417

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Taxation (Continued)

(a)	Income tax expense (Continued)

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2019 RMB’million	2020 RMB’million	2021 RMB’million
Effects of tax holiday on assessable profit of certain subsidiaries	88	214	34
Per ordinary share effect—basic	0.03	0.06	0.01
Per ordinary share effect—diluted	0.03	0.06	0.01
The Group’s profit before tax consists of:

	Year ended December 31,
	2019 RMB’million	2020 RMB’million	2021 RMB’million
Non-PRC	470	(4)	(5)
PRC	4,070	4,636	3,637

	4,540	4,632	3,632

(b)	Deferred income tax

	As at December 31,
	2020	2021
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	105	134
Deferred revenue	55	83
Accruals	136	118
Deemed distribution arising from carve out of Tencent Music Business	8	5
Others	4	10

Total deferred tax assets	308	350
Set-off of deferred tax liabilities pursuant to set-off provisions	(5)	(4)

Net deferred tax assets	303	346

The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	270	275

Total deferred tax liabilities	270	275
Set-off of deferred tax liabilities pursuant to set-off provisions	(5)	(4)

Net deferred liabilities	265	271

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Taxation (Continued)

(b)	Deferred income tax (Continued)

The recovery of deferred income tax:

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Deferred tax assets:
to be recovered after more than 12 months	38	48
to be recovered within 12 months	265	298

	303	346

Deferred tax liabilities:
to be recovered after more than 12 months	203	201
to be recovered within 12 months	62	70

	265	271

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2020	61	46	74	19	200
Credited/(charged) to income statement	44	9	62	(7)	108

At December 31, 2020	105	55	136	12	308
Credited/(charged) to income statement	29	28	(18)	3	42

At December 31, 2021	134	83	118	15	350

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2020 and 2021, the Group did not recognize deferred income tax assets of RMB96 million and
 RMB130 million respectively in respect of cumulative tax losses amounting to, RMB664 million and RMB674 million respectively. These tax losses will expire from 2022 to 2026.
The movements of deferred income tax liabilities were as follows:

Intangible assets
RMB’million
At January 1, 2020	305
Credited to income statement	(70)
Business combinations	35

At December 31, 2020	270
Credited to income statement	(71)
Business combinations (Note 28)	76

At December 31, 2021	275

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Earnings per share

(a)	Basic earnings per share
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
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Earnings
Net income attributable to equity holders of the Company	3,982	4,155	3,029

	Number of shares
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,272,754,403	3,313,527,847	3,321,067,177
Dilution effect- adjustments for share options and RSUs	74,817,935	46,932,912	41,978,580

Shares used in computing diluted earnings per share	3,347,572,338	3,360,460,759	3,363,045,757

	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	1.22	1.25	0.91
Diluted earnings per share for Class A and Class B ordinary shares	1.19	1.24	0.90
Basic earnings per ADS	2.43	2.51	1.82
Diluted earnings per ADS	2.38	2.47	1.80
Note: One ADS represented two Class A ordinary shares of the Company.
For the years ended December 31, 2019, 2020 and 2021, certain share options, certain RSU and puttable shares that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Property, plant and equipment

	Servers and network equipment	Leasehold improve -ments	Office furniture, equipment and others	Total
	RMB ’million	RMB ’million	RMB ’million	RMB ’million
At January 1, 2020
Cost	264	59	41	364
Accumulated depreciation	(140)	(33)	(12)	(185)

Net book amount	124	26	29	179

Year ended December 31, 2020
Opening net book amount	124	26	29	179
Additions	53	11	33	97
Business combinations	1	—	1	2
Disposals	(1)	—	—	(1)
Depreciation charge	(66)	(13)	(22)	(101)

Closing net book amount	111	24	41	176

At December 31, 2020
Cost	315	67	70	452
Accumulated depreciation	(204)	(43)	(29)	(276)

Net book amount	111	24	41	176

Year ended December 31, 2021
Opening net book amount	111	24	41	176
Additions	32	81	79	192
Business combinations	1	—	1	2
Disposals	(1)	(6)	(21)	(28)
Depreciation charge	(59)	(19)	(21)	(99)

Closing net book amount	84	80	79	243

At December 31, 2021
Cost	344	137	128	609
Accumulated depreciation	(260)	(57)	(49)	(366)

Net book amount	84	80	79	243

During the years ended December 31, 2019, 2020 and 2021, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Cost of revenues	64	74	66
Selling and marketing expenses	1	1	—
General and administrative expenses	23	26	33

	88	101	99

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Land use right

	Year ended December 31,
	2020	2021
	RMB’million	RMB’million
Net book amount at January 1	—	—
Additions	—	1,504
Amortization charge	—	(9)

Net book amount at December 31	—	1,495

The land use right mainly represents prepaid operating lease payments in respect of land in the Mainland of China with remaining lease period of 40 years.

14	Right-of-use assets
The carrying amounts of
right-of-use
assets are as below:

	Buildings	Others	Total
	RMB’million	RMB’million	RMB’million
Net book amount at January 1, 2020	136	12	148
Inception of new leases	257	—	257
Depreciation charge	(76)	(10)	(86)
Disposal	(8)	—	(8)

Net book amount at December 31, 2020	309	2	311
Inception of new leases	117	—	117
Depreciation charge	(122)	(1)	(123)
Disposal	(22)	—	(22)

Net book amount at December 31, 2021	282	1	283

During the years ended December 31, 2020 and 2021, interest expense of RMB9 million and RMB15 million arising from lease liabilities was included in finance costs. Expense related to short-term leases of RMB238 million and RMB26 million were included in cost of revenues and expenses during the year ended December 31, 2020, and expense related to short-term leases of RMB295 million and RMB36 million were included in cost of revenues and expenses during the year ended D ece
mber 31, 2021.
The total cash outflow in financing activities for leases in 2020 was RMB84 million, including principal elements of lease payments of approximately RMB78 million and related interest paid of approximately RMB6 million, respectively. The total cash outflow in financing activities for leases in 2021 was RMB130 million, including principal elements of lease payments of approximately RMB116 million and related interest paid of approximately RMB14 million, respectively.
The Group considered the lease as a single transaction in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2020 and 2021, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.
During the years ended December 31, 2020 and 2021, the leases of low value items were immaterial and there were no lease with variable lease payment.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Corporate customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2020
Cost	1,340	544	335	185	156	136	2,696
Accumulated amortization	(403)	(170)	(175)	(141)	(104)	(81)	(1,074)

Net book amount	937	374	160	44	52	55	1,622

Year ended December 31, 2020
Opening net book amount	937	374	160	44	52	55	1,622
Additions	—	876	—	—	—	13	889
Business combinations	—	145	—	—	—	1	146
Amortization charge	(116)	(365)	(51)	(40)	(34)	(31)	(637)

Closing net book amount	821	1,030	109	4	18	38	2,020

At December 31, 2020
Cost	1,340	1,554	335	185	156	160	3,730
Accumulated amortization	(519)	(524)	(226)	(181)	(138)	(122)	(1,710)

Net book amount	821	1,030	109	4	18	38	2,020

Year ended December 31, 2021
Opening net book amount	821	1,030	109	4	18	38	2,020
Additions	—	1,036	—	—	—	28	1,064
Business combinations (Note 28)	217	112	—	19	5	171	524
Amortization charge	(132)	(517)	(52)	(7)	(5)	(66)	(779)

Closing net book amount	906	1,661	57	16	18	171	2,829

At December 31, 2021
Cost	1,557	2,672	335	204	161	357	5,286
Accumulated amortization	(651)	(1,011)	(278)	(188)	(143)	(186)	(2,457)

Net book amount	906	1,661	57	16	18	171	2,829

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	Intangible assets (Continued)

During the years ended December 31, 2019, 2020 and 2021, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Cost of revenues	239	434	577
Selling and marketing expenses	42	41	19
General and administrative expenses	153	162	183

	434	637	779

16	Goodwill

	Year ended December 31,
	2020	2021
	RMB’million	RMB’million
At January 1	17,140	17,492
Business combinations	352	1,641
Disposals	—	(12)

At December 31	17,492	19,121

For the purpose of goodwill impairment tests, goodwill was allocated to the group of CGUs that below the level of operating segment of the Group. Goodwill of approximately RMB17.8 billion, mainly arose from the Merger in 2016 (Note 1.1) and the acquired long-form audio company (Note 28(a)) was allocated to the related online music and social entertainment operations acquired and certain other business acquired. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of CGUs or groups of CGUs to their carrying amounts. The recoverable amount of a CGU (or groups of CGUs) is the higher of its fair value less costs of disposal and its value in use.

For online music and social entertainment operations as stated above, value in use using discounted cash flows was calculated based on five-year financial projections with a annual revenue growth of not more than 5%
plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate of not more than 3% (2020: not more than 3%). Pre-tax discount rate of

14.0% (2020: 13.0%) was applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. For the other business, value in use using discounted cash flows was calculated, generally, based on five-year financial projections with an average compound annual revenue growth of not more than 26%
plus an estimated terminal growth rate of not more than 3% (2020: not more than 3%). Pre-tax discount rates of 16.0% (2020: ranging from 15.0%
 to 17.5
%)
were applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in.
Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the above CGUs (or groups of CGUs) to exceed the recoverable amounts as material headroom resulted from the impairment reviews over their respective carrying amounts. No impairment is recognized for the years ended December 31, 2020 and 2021.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	Investments accounted for using equity method

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Investments in associates	2,196	3,522
Investments in joint ventures	59	77

	2,255	3,599

	Year ended December 31,
	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Share of (loss)/profit of investments accounted for using equity method:
Associates	(9)	23	(45)
Joint ventures	(9)	(4)	(2)

	(18)	19	(47)

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2020	2021
	RMB’million	RMB’million
At January 1	489	2,255
Additions (note i)	1,923	1,550
Business combinations	4	—
Share of profit/(loss)	19	(47)
Share of other comprehensive (losses)/income	(9)	4
Step acquisition accounted for as business combination	(21)	(26)
Impairment provision (note ii)	(4)	—
Currency translation differences	(146)	(60)
Dividend received	—	(77)
At December 31	2,255	3,599

Notes:
(i)
In January 2021, the Group completed the additional investment in certain equity interests in a consortium, Concerto Partners LLC (“Concerto”), which is led by Tencent to acquire an additional
10% equity stake in Universal Music Group (“UMG”), for an investment consideration of EUR161 million (equivalent to approximately RMB1,270 million). According to the shareholders agreement of Concerto, the Group is able to participate in certain key decision making process of Concerto and therefore, this investment is accounted for as investment in an associate.

(ii)
Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments maybe impaired, including but not limited to their financial positions, business performances and market capitalization. During the year ended December 31, 2020, the impairment losses recogni
z
ed mainly resulted from revisions of financial business outlook of the associates and changes in the market environment of the underlying businesses. During the year ended December 31, 2021, no impairment loss was recognized.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Financial assets at fair value

(a)	Financial assets at fair value through other comprehensive income
As at December 31, 2020 and 2021, the Group’s financial assets at fair value through other comprehensive income mainly represented its equity investment in Spotify Technology S.A. (“Spotify”) which has been listed on the New York Stock Exchange since April 2018, and Warner Music Group Corp (“WMG”), which has been listed on the NASDAQ Exchange since June 2020.
Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2020	2021
	RMB’million	RMB’million
Listed equity investments
At January 1	4,461	9,771
Additions	708	—
Disposal	—	(163)
Fair value change	5,219	(2,128)
Currency translation differences	(617)	(178)

At December 31	9,771	7,302

(b)	Other investments
Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,
	2020	2021
	RMB’million	RMB’million
At January 1	255	386
Additions	132	—
Fair value change	—	53
Disposal	(1)	(200)
Currency translation differences	—	(3)

At December 31	386	236

Of which are:
Current	37	37
Non-current	349	199

	386	236

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Financial assets at fair value (Continued)

(c)	Short-term investments
Short-term investments represent investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit or loss. Movement of short-term investments is analyzed as follows:

	Year ended December 31,
	2020	2021
	RMB’million	RMB’million
At January 1	6	—
Additions	—	5,616
Business combinations	—	100
Fair value change	—	52
Disposal	(6)	(4,739)

At December 31	—	1,029

19	Prepayments, deposits and other assets

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Included in non-current assets
Prepaid contents royalties	956	743

	956	743

Included in current assets
Prepaid contents royalties	1,882	1,755
Value-added tax recoverable	149	136
Prepaid vendors deposits and other receivables	484	404
Prepaid promotion and other expenses	239	329
Receivable from Tencent (Note 32(b))	39	51
Others	53	56

	2,846	2,731

20	Accounts receivable

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Accounts receivable	2,814	3,630
Less: loss allowance for expected credit losses	(14)	(20)

Accounts receivable, net	2,800	3,610

Ageing analysis of the accounts receivable based on invoice date:
Up to 3 months	2,490	2,804
3 to 6 months	165	321
Over 6 months	159	505

	2,814	3,630

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	Accounts receivable (Continued)
The loss allowances for accounts receivable as at December 31, 2020 and 2021 reconciled to the opening loss allowances as follows:

	Year ended December 31,
	2020	2021
	RMB’million	RMB’million
At January 1	11	14
Provision for loss allowance recognized in income statement	8	9
Receivables written off during the year as uncollectible	(5)	(3)

At December 31	14	20

21	Term deposits and cash and cash equivalents

(a)	Term deposits
As at December 31, 2020 and 2021, the Group’s term deposits were denominated in RMB and US
$
.
As at December 31, 2020 and 2021, the carrying amounts of the term deposits with initial terms of over three months approximated their fair values.

(b)	Cash and cash equivalents

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Cash at bank	11,108	6,591
Term deposits with initial terms within three months	20	—

	11,128	6,591

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	Share capital

	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury Shares RMB’million
Balance January 1, 2019
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,265,986,486	2	33,776	—	—
Issuance of ordinary shares (note i)	280,512	—	12	—	—
Employee share award schemes
-value of employee service	—	—	637	—	—
-Shares held for share award schemes (note ii)	—	—	—	(31)	—
-Shares allotted and issued for share award schemes (note iii)	88,798,940	—	—	—	—

Balance December 31, 2019
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,355,065,938	2	34,425	(31)	—

Employee share award schemes
-value of employee service	—	—	619	—	—
-Shares held for share award schemes (note ii)	—	—	—	(47)	—
-Shares allotted and issued for share award schemes (note iii)	30,077,800	—	—	—	—
Repurchase of ordinary shares (note iv)	—	—	—	—	(134)

Balance December 31, 2020
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,044	(78)	(134)

Expiry of put right of puttable ordinary shares (Note 26 (ii))	—	—	535	—	—
Employee share award schemes
-value of employee service	—	—	659	—	35
-Shares held for share award schemes (note ii)	—	—	—	(105)	—
Issuance of ordinary shares	5,010,526	—	—	—	—
Repurchase of ordinary shares (note iv)	—	—	—	—	(3,561)

Balance December 31, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,238	(183)	(3,660)

As at December 31, 2020 and 2021, analysis of the Company’s issued shares is as follows:

	As at December 31, 2020		As at December 31, 2021
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	1,670,004,560	1	1,675,015,086	1
Class B ordinary shares	1,715,139,178	1	1,715,139,178	1

	3,385,143,738	2	3,390,154,264	2

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	Share capital (Continued)

*	All issued shares are fully paid as at December 31, 2020 and 2021.
(i)
On February 20, 2019, the Company completed a private placement, where the Company sold to Tencent 280,512 Class A ordinary shares with an aggregate value of US$1.8 million at the offering price per share in our initial public offering for distribution to its eligible shareholders as required by the relevant listing rules of the Hong Kong Stock Exchange.

(ii)
During the years ended December 31, 2019, 2020 and 2021, the Share Scheme Trust withheld 617,634, 1,046,852 and 1,878,732 Class A ordinary shares of the Company for an amount of approximately RMB31 million, RMB47 million and RMB105 million which had been deducted from the equity.

(iii)
As at December 31, 2019, 2020 and 2021, 31,310,524, 35,763,090 and 16,297,722 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes.

(iv)	Repurchase of shares
In December 2019, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$400 million of its Class A ordinary shares in the form of ADSs during a twelve-month period commencing on December 15, 2019.
During the year ended December 31, 2020, the Company repurchased 1,936,742 ADSs from the open market, at an aggregate consideration of approximately US$19 million in cash under this share repurchase program. The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.
In March 2021, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its Class A ordinary shares in the form of ADSs, the first half has completed during a twelve-month period commencing on March 29, 2021 while the second half is approved to perform during a twelve-month period commencing on December 15, 2021.
During the year ended December 31, 2021, the Company repurchased 49,046,329 ADSs from the open market, at an aggregate consideration of approximately US$553 million in cash under this share repurchase program. The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.

23	Other reserves

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2019	1,416	463	79	451	(675)	(831)	903
Currency translation differences	—	—	—	261	—	—	261
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	1,031	—	1,031

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Other reserves (Continued)

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
Share of other comprehensive losses of an associate	—	—	—	—	—	(1)	(1)
Share based compensation	519	—	—	—	—	—	519
Exercise of share options/RSU	(465)	—	—	—	—	—	(465)
Additional investments in non-wholly owned subsidiaries	—	—	—	—	—	(76)	(76)
Profit appropriations to PRC statutory reserves	—	—	15	—	—	—	15

At December 31, 2019	1,470	463	94	712	356	(908)	2,187
Currency translation differences	—	—	—	(1,286)	—	—	(1,286)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	5,219	—	5,219
Share of other comprehensive losses of an associate	—	—	—	—	—	(9)	(9)
Share based compensation	569	—	—	—	—	—	569
Exercise of share options/RSU	(429)	—	—	—	—	—	(429)
Additional investments in non-wholly owned subsidiaries	—	—	—	—	—	(2)	(2)
Profit appropriations to PRC statutory reserves	—	—	51	—	—	—	51

At December 31, 2020	1,610	463	145	(574)	5,575	(919)	6,300
Currency translation differences	—	—	—	(378)	—	—	(378)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(2,128)	—	(2,128)

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Other reserves (Continued)

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million

Transfer of gains on disposal of financial instruments to retained earnings	—	—	—	—	(56)	—	(56)
Share of other comprehensive losses of associates	—	—	—	—	—	4	4
Share based compensation	647	—	—	—	—	—	647
Exercise of share options/RSU	(646)	—	—	—	—	—	(646)
Additional investments in a non-wholly owned subsidiary	—	—	—	—	—	(19)	(19)
Profit appropriations to PRC statutory reserves	—	—	2	—	—	—	2

At December 31, 2021	1,611	463	147	(952)	3,391	(934)	3,726

24	Share based compensation

(a)	Share-based compensation plans of the Company
The Group has adopted three share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme and the 2017 Option Plan.

(i)	2014 Share Incentive Plan
2014 Share Incentive Plan was approved by the then board of directors of the Company in October 2014 prior to the Merger. According to the 2014 Share Incentive Plan,
 96,704,847
ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company. The options will be exercisable only if option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.
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

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

options shall vest upon the first anniversary of the grant date, and in the event of the Company’s completion of an IPO.
The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of	Weighted- average exercise price	Weighted- average grant date fair value
	options	(US$)	(US$)
Outstanding as at January 1, 2019	56,736,209	0.19	1.94
Exercised	(42,091,694)	0.18	1.97
Forfeited	(747,211)	0.20	2.04

Outstanding as at December 31, 2019	13,897,304	0.23	1.92

Vested and expected to vest as at December 31, 2019	13,670,469	0.23	1.92
Exercisable as at December 31, 2019	12,007,012	0.23	1.91
Non vested as at December 31, 2019	1,890,292	0.24	1.92
Outstanding as at January 1, 2020	13,897,304	0.23	1.92
Exercised	(7,866,422)	0.23	1.91
Forfeited	(46,982)	0.27	1.91
Outstanding as at December 31, 2020	5,983,900	0.23	1.93

Vested and expected to vest as at December 31, 2020	5,983,900	0.23	1.93
Exercisable as at December 31, 2020	5,983,900	0.23	1.93
Non vested as at December 31, 2020	—	—	—
Outstanding as at January 1, 2021	5,983,900	0.23	1.93
Exercised	(2,992,122)	0.24	1.92
Forfeited	—	—	—

Outstanding as at December 31, 2021	2,991,778	0.22	1.94

Vested and expected to vest as at December 31, 2021	2,991,778	0.22	1.94
Exercisable as at December 31, 2021	2,991,778	0.22	1.94
Non vested as at December 31, 2021	—	—	—
The weighted average price of the shares at the time these options were exercised was US$7.46 per share (equivalent to approximately RMB47.54), US$6.76 per share (equivalent to approximately RMB43.08) and US$9.90 per share (equivalent to approximately RMB63.07) during the years ended December 31, 2019, 2020 and 2021
.

F-5
9

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price		Share options December 31, 2020	Share options December 31, 2021
March 1, 2015	February 28, 2025	US$	0.000076	278,801	192,800
March 1, 2015	February 28, 2025	US$	0.27	50,000	—
March 1, 2015	February 28, 2025	US$	0.000076	460,220	292,744
March 1, 2015	February 28, 2025	US$	0.27	417,410	179,020
March 30, 2015	March 29, 2025	US$	0.27	700,882	403,284
October 1, 2015	September 30, 2025	US$	0.27	125,100	63,760
December 31, 2015	December 30, 2025	US$	0.27	599,658	196,016
March 1, 2016	February 28, 2026	US$	0.27	107,889	50,746
March 31, 2016	March 30, 2026	US$	0.27	98,938	72,634
June 30, 2016	June 29, 2026	US$	0.000076	81,638	—
June 30, 2016	June 29, 2026	US$	0.27	3,063,364	1,540,774

Total				5,983,900	2,991,778

Weighted average remaining contractual life of options outstanding at end of period:				5.01	3.97

(ii)	2017 Restricted Share Scheme and 2017 Option Plan
Followed the completion of the Merger, the Company has reserved certain ordinary shares to be issued to any qualified employees of Tencent Music Business transferred to the Group.
Pursuant to the RSUs agreements under
 the
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
Movements in the number of RSUs for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Number of awarded shares
	Year ended December 31,
	2019	2020	2021
Outstanding as at January 1	13,724,100	26,659,516	41,011,362
Granted	19,567,514	24,156,236	19,136,384
Vested	(5,700,520)	(7,732,794)	(13,096,270)
Forfeited	(931,578)	(2,071,596)	(3,323,378)

Outstanding as at December 31	26,659,516	41,011,362	43,728,098

Expected to vest as at December 31	24,377,060	37,672,420	39,425,569

F-
60

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)
The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2019, 2020 and 2021 was US$7.07 per share (equivalent to approximately RMB45.05 per share), US$6.68 per share (equivalent to approximately RMB42.57 per share) and US$5.82 per share (equivalent to approximately RMB37.06 per share), respectively.
Share options granted are generally subject to a four batches vesting schedule as determined by the board of directors upon
the grant.
One-fourth
(1/4) of which shall vest nine months or eighteen months after grant date, respectively, as provided in the grant agreement, and one-fourth
(1/4) of which vest upon every year thereafter.

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2019	36,086,303	2.75	2.24
Granted	1,993,780	7.05	3.00
Exercised	(9,696,202)	1.78	1.95
Forfeited	(1,743,373)	2.67	2.33

Outstanding as at December 31, 2019	26,640,508	3.43	2.39

Vested and expected to vest as at December 31, 2019	25,329,481	3.44	2.38
Exercisable as at December 31, 2019	6,065,968	2.45	2.04
Non vested as at December 31, 2019	20,574,540	3.71	2.50
Outstanding as at January 1, 2020	26,640,508	3.43	2.39
Granted	4,992,390	6.44	2.70
Exercised	(10,026,018)	2.64	1.92
Forfeited	(455,694)	6.27	3.01

Outstanding as at December 31, 2020	21,151,186	4.45	2.68

Vested and expected to vest as at December 31, 2020	20,097,190	4.44	2.68
Exercisable as at December 31, 2020	4,762,058	3.05	2.74
Non vested as at December 31, 2020	16,389,128	4.86	2.66
Outstanding as at January 1, 2021	21,151,186	4.45	2.68
Granted	8,543,982	5.54	2.81
Exercised	(4,360,740)	1.92	2.26
Forfeited	(541,488)	5.70	2.90

Outstanding as at December 31, 2021	24,792,940	5.24	2.79

Vested and expected to vest as at December 31, 2021	23,552,634	5.21	2.79
Exercisable as at December 31, 2021	9,580,612	4.00	2.64
Non vested as at December 31, 2021	15,212,328	6.03	2.88

The weighted average price of the shares at the time these options were exercised was US$6.79 per share (equivalent to approximately RMB43.27), US$7.66 per share (equivalent to approximately

F-6
1

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Share based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)
RMB48.81) and US$9.52 per share (equivalent to approximately RMB60.68) during the years ended December 31, 2019, 2020 and 2021, respectively.
The fair value of share options were valued using the Binomial option-pricing model.
Assumptions used in the Binomial option-pricing model are presented below:

	Granted in
	2019	2020	2021
Risk free interest rate	2.08%	0.71%-0.91%	1.22%-1.63%
Expected dividend yield	0%	0%	0%
Expected volatility	40%	40%-42.5%	43.5%-50%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years
Share options outstanding at the end of the year have the following expiry date and exercise prices:

				Share options as at December 31,
Grant Date	Expiry date	Exercise price		2020	2021
June 16, 2017	June 15, 2027	US$	2.32	2,738,756	1,433,720
August 31, 2017	August 30, 2027	US$	0.27	2,748,802	1,271,442
December 20, 2017	December 19, 2027	US$	2.32	3,973,756	2,836,672
April 16, 2018	April 15, 2028	US$	4.04	650,000	325,000
October 17, 2018	October 16, 2028	US$	7.14	4,667,500	4,460,000
June 14, 2019	June 13, 2029	US$	7.05	1,637,002	1,621,618
June 12, 2020	June 11, 2030	US$	6.20	4,285,570	4,093,832
August 15, 2020	August 14, 2030	US$	7.56	208,790	208,790
October 15, 2020	October 14, 2030	US$	7.17	71,930	71,930
December 15, 2020	December 14, 2030	US$	9.53	169,080	169,080
May 15, 2021	May 14, 2031	US$	7.61	—	1,262,240
July 15, 2021	July 14, 2031	US$	6.37	—	148,130
July 30, 2021	July 29, 2031	US$	5.29	—	6,327,742
September 15, 2021	September 14, 2031	US$	4.24	—	254,952
December 15, 2021	December 14, 2031	US$	3.32	—	307,792

Total				21,151,186	24,792,940

Weighted average remaining contractual life of options outstanding at end of year:				7.74	7.84

(b)	Share-based compensation plans of Tencent
Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) and granted certain share options and shares awards to the employees of the Group prior to the Merger in July 2016 or any employees of Tencent Group transferred to the Group. No new grant to the employees of the Group by Tencent during the years ended December 31, 2019, 2020 and 2021.
Share options granted are generally subject to a four-year or five-year vesting schedule as determined by the board of directors of Tencent. Under the four-year vesting schedule, share options in general vest one-fourth

F-6
2

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Share based compensation (Continued)

(b)	Share-based compensation plans of Tencent (Continued)

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

For the share options of Tecent relevant to the Group,
as at December 31, 2021,
the average exercise price was HK$209.78 (December

31,
2020: HK$226.30) and
a
weighted average grant date fair value
was
HK$64.83 (December
31,
2020: HK$69.29). The fair values of employee stock options were valued using the Binomial option-pricing model.
For the awarded shares
, as at December 31, 2021
, the fair value of the awarded shares was calculated based on the market price of the Tencent’s shares at the respective grant date.

(c)	Expected retention rate of grantees
The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2020 and 2021, the Expected Retention Rate of the Group was assessed to be
87%-95%.

25	Notes payable

	As at December 31,
	2020 RMB’million	2021 RMB’million
Included in non-current liabilities
Notes payable	5,175	5,062

	5,175	5,062

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount (US $ ’million)	Carrying amount at December 31, 2020 (RMB’million)	Carrying amount at December 31, 2021 (RMB’million)	Interest Rate (per annum)	Due
2025 Notes	300	1,945	1,903	1.375%	2025
2030 Notes	500	3,230	3,159	2.000%	2030

	800	5,175	5,062

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.

F-6
3

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Notes payable (Continued)

As at December 31, 2020 and 2021, the carrying amounts of notes payable approximated their fair values and all the notes payable are included in non-current
liabilities. Interest is payable semi-annually in arrears on and of each year, beginning in March 2021.

26	Other payables and other liabilities

	As at December 31,
	2020 RMB’million	2021 RMB’million
Included in non-current liabilities
Government grants	2	2
Deferred income	66	30

	68	32

Included in current liabilities
Dividend payable	12	12
Accrued expenses (note i)	2,717	3,133
Advances from customers	68	85
Investment payables	74	28
Other tax liabilities	137	131
Present value of liability of puttable shares (Note ii)	539	—
Deferred income	34	34
Share repurchase payables	—	82
Other deposits	94	99
Others	206	228

	3,881	3,832

Notes:

(i)	Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

(ii)	Puttable ordinary shares
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
These shares rank pari passu in all respects with the shares in issue except that there is lock up period of 3 years on these shares and the holders have the right to sell their shares to the Company during the lock up period at a pre-determined
price (“Put Right”). This arrangement is accounted for as compound instrument under share-based compensation arrangement with a debt component, representing the holders’ right to demand payment by exercising the Put Right, which is accounted for as cash-settled share-based compensation and the residual is an equity component accounted for as equity-settled shared-based compensation.
Upon the issuance, the present value of the estimated outflows of cash in relation to the Put Right of approximately US$67 million (equivalent to approximately RMB437 million) was recognized as a

F-6
4

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Other payables and other liabilities (Continued)

liability and subsequently measured at fair value. The residual balance of approximately US$56 million (equivalent to approximately RMB365 million) is accounted for as an equity-settled share-based compensation and recognized in equity. In January 2021, the Put Right expired and a carrying amount of RMB535 million of the relevant liability was derecognized and reclassified to equity accordingly (Note 22).

27	Deferred revenue

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Non-current	78	86
Current	1,608	1,834

	1,686	1,920

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for time-based virtual gifts, membership subscriptions, content sublicensing and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2020 and 2021.
Revenue recognized for the years ended December 31, 2019, 2020 and 2021 related to carried-forward contract liabilities amounted to RMB1,431 million, RMB1,694 million and RMB1,608 million, respectively.
The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

28	Business Combinations

(a)	Acquisition of a long-form audio company
In March 2021, the Company acquired 100% of the equity interest of a long-form audio company. The total consideration of the acquisition comprised: (i) an aggregate amount of
RMB2,231
million to be settled unconditionally in cash, and (ii) cash of
RMB252
million and the Company’s RSUs of RMB216
million to be settled in several tranches in subsequent years, subject to fulfillment of certain conditions related to certain employee’s continuing employment post acquisition (“Contingent Consideration”). The Contingent Consideration is accounted for as post-acquisition employment compensation expenses.
The acquisition is expected to help accelerate the growth of the Group’s long-form audio business. Goodwill arising from the acquisition was attributable to an increased share of the long-form audio market of China. The goodwill recognized was not deductible for income tax purpose.

F-6
5

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Business Combination s (Continued)

(a)	Acquisition of a long-form audio company (Continued)

The following table summarizes the amount of identifiable assets acquired and liabilities assumed at the acquisition date.

RMB’million
Purchase consideration	2,231

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	196
Short-term investment	100
Accounts receivable	30
Intangible assets	496
Prepayments, deposits and other assets	7
Deferred revenue	(53)
Other payables and accruals	(30)
Accounts payable	(22)
Deferred tax liabilities	(73)
Goodwill	1,580

2,231

The revenue and the results contributed by the acquiree to the Group subsequent to the acquisition were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition had occurred on January 1, 2021.
Transaction costs were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2021.

(b)	Other business combination
During the year ended 31 December 2021, the Group made an step-up acquisition from an existing associate to a subsidiary for consideration of
RMB32 million.
The revenue and the results contributed by the acquired subsidiary subsequent to the acquisition was insignificant to the Group. The Group’s revenue and results for the year would not be materially different should these acquisitions had occurred on 1 January 2021.

F-6
6

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Cash flow information

(a)	Cash generated from operations

	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Profit before income tax	4,540	4,632	3,632
Adjustments for:
Depreciation and amortization	583	824	1,001
Impairment provision for investments in associates (Note 17)	43	4	—
Loss allowance for expected credit losses (Note 20)	18	8	9
Non-cash employee benefits expense – share based payments (Note 8)	519	569	647
Fair value losses /(gains) on investments (Note 7)	37	—	(105)
Net (gains)/ losses in relation to equity investments	(1)	(32)	10
Dividend income (Note 7)	—	—	(27)
Gain of step-up acquisition arising from business combination (Note 7 )	—	(19)	(8)
Share of loss/(profit) of associates and joint ventures (Note 17)	18	(19)	47
Interest income (Note 6)	(615)	(622)	(530)
Fair value change on puttable shares	37	37	—
Interest expense	31	62	120
Net exchange differences	(4)	(2)	1
Increase in accounts receivable	(733)	(520)	(769)
Decrease/(increase) in inventories	9	8	(6)
( Increase )/decrease in other operating assets	(175)	(887)	408
Increase in accounts payable	717	644	631
Increase in other operating liabilities	1,164	258	309

Cash generated from operations	6,188	4,945	5,370

(b)	Non-cash investing and financing activities

	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Equity interests in certain subsidiaries as consideration for business combination	—	101	—

(c)	Net cash reconciliation
The net cash reconciliation related to financing activities mainly comprised cash and cash equivalents, lease liabilities and notes payable which have been disclosed in the consolidated statements of cash flows, Note 14 and Note
25
, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	Financial instruments by category
The Group holds the following financial instruments:

	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Financial assets at fair value through other comprehensive income	Total
Financial assets	RMB’million	RMB’million	RMB’million	RMB’million
As at December 31, 2020
Accounts receivable (Note 20)	2,800	—	—	2,800
Other receivables (Note 19)	411	—	—	411
Term deposits (Note 21(a))	17,811	—	—	17,811
Cash and cash equivalents (Note 21(b))	11,128	—	—	11,128
Other investments (Note 18(b))	—	386	—	386
Financial assets at fair value through other comprehensive income (Note 18(a))	—	—	9,771	9,771

	32,150	386	9,771	42,307
As at December 31, 2021
Accounts receivable (Note 20)	3,610	—	—	3,610
Other receivables (Note 19)	270	—	—	270
Term deposits (Note 21(a))	17,072	—	—	17,072
Short-term investments (Note 18(c))	—	1,029	—	1,029
Cash and cash equivalents (Note 21(b))	6,591	—	—	6,591
Other investments (Note 18(b))	—	236	—	236
Financial assets at fair value through other comprehensive income (Note 18(a))	—	—	7,302	7,302

	27,543	1,265	7,302	36,110

Liabilities at amortized cost
Financial liabilities	RMB’million
As at December 31, 2020
Notes payable (Note 25)	5,175
Accounts payable	3,701
Other payables and other liabilities (note)	2,136
Lease liabilities	321

11,333

As at December 31, 2021
Notes payable (Note 25)	5,062
Accounts payable	4,422
Other payables and other liabilities (note)	1,922
Lease liabilities	297

11,703

Note: Other payables and other liabilities exclude prepayment received from customers and others, staff costs, welfare accruals, other tax liabilities, government grant and deferred income.

F-6
8

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	Commitments

(a)	Operating commitments
The following table summarizes future minimum commitments of the Group under non-cancelable
operating arrangements, which are mainly related to rental of bandwidth:

	2020	2021
	RMB’million	RMB’million
Within one year	462	348
Later than one year but not later than five years	23	24

	485	372

(b)	Contents royalty
The Group is subject to the following minimum royalty payments associated with its license agreements:

	2020	2021
	RMB’million	RMB’million
Within one year	3,356	2,511
Later than one year but not later than five years	1,271	1,189

	4,627	3,700

(c)	Investment commitments
As at December 31, 2020 and 2021, the Group had commitments of approximately RMB1,700 million and RMB513 million to invest in equity interest of certain entities.

32	Related party transactions
The table below sets forth the major related parties and their relationships with the Group as at December 31, 2021:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

F-6
9

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	Related party transactions (Continued)

(a)	Transactions
For the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Revenue
Online music services to Tencent Group (note (i))	355	277	364
Online music services to the Company’s associates and associates of Tencent Group	40	206	412
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	21	213	170
Expenses
Operation expenses recharged by Tencent Group	752	1,082	1,260
Advertising agency cost to Tencent Group	231	440	652
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (note (ii))	132	306	541
Other costs to the Company’s associates and associates of Tencent Group	25	48	176
Notes:

(i)	Including revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.

(ii)
In March 2020 the Group signed a five-year strategic partnership with China Literature, a subsidiary of Tencent. Through this partnership arrangement, the Group was granted a global license to produce derivative contents in the form of audiobooks of online literary works for which China Literature has the rights to or the license to adapt, and the rights to sublicense; as well as to allow the Group to distribute existing audiobooks in China Literature’s portfolio.

The aggregate total minimum guarantee profit sharing payable to China Literature for the five-year period was in the amount of
RMB250 million,
any excess portion will be shared based on a pre-determined percentage. The present value of the minimum guarantee of
RMB227 million
was recognized as intangible assets in March 2020. Amortization expense for the year ended December 31, 2020 and 2021 was included in the content royalties to Tencent Group presented above.
These related party transactions were conducted at prices and terms as agreed by the respective parties involved.

F-
70

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	Related party transactions (Continued)

(b)	Balances with related parties

	As at December 31,
	2020	2021
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	1,993	2,510
The Company’s associates and associates of Tencent Group	48	90
Included in prepayments, deposits and other assets from related parties:
Tencent Group	39	51
The Company’s associates and associates of Tencent Group	64	142
Included in accounts payable to related parties:
Tencent Group	763	719
The Company’s associates and associates of Tencent Group	37	198
Included in other payables and accruals to related parties:
Tencent Group	237	440
The Company’s associates and associates of Tencent Group	46	55
Outstanding balances are unsecured and are repayable on demand.
Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger.

(c)	Key management personnel compensation

	2019	2020	2021
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	65	62	70
Share-based compensation	233	205	153

	298	267	223

33	Contingent liabilities
The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at December 31, 2021. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB57 million. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results.
In addition, in September 2019 and October 2019, respectively, the Company, certain of its current and former directors and officers, and Tencent bearing the status as the Company’s controlling shareholder, were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York and the Supreme Court of the State of New York, County of New York. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. Additional complaints related to these claims may be filed in the coming months. With the legal advice, the Company believes these cases are without merit and intends to defend actions vigorously.
The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific

F-7
1

TENCENT MUSIC ENTERTAINMENT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	Contingent liabilities (Continued)

to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2021, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The Group had made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2021 and recognized related costs as expenses for the year ended December 31, 2021. The losses accrued include judgments handed down by the court and out-of-court
settlements after December 31, 2021, but related to cases arising on or before December 31, 2021. The Company is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

34	Events occurring after the reporting period

(a)	Acquisition of land use right
In March 2022, the Group
acquired
land use right in Shenzhen with consideration of RMB1.05 billion. The first half of the consideration of RMB526 million
has been paid in March 2022.

(b)	Acquisition of M&E Mobile Limited
In March 2022, the
Group entered into definitive agreement with M&E Mobile Limited, a company operates karaoke platform “Pokekara” in Japan, to acquire additional 25% of its equity interest with the consideration of approximately US$39 million. The acquisition was completed in April 2022, and M&E Mobile Limited became a non-wholly owned subsidiary of the Group.

35	Approval of these consolidated financial statements
These consolidated financial statements were approved for issue by the board of directors of the Company on April
26
, 2022.

F-7
2