Form 20-F
period 2022-12-31
Tencent Music Entertainment Group
filed 2023-04-25
CIK 1744676

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:001-38751

Tencent Music Entertainment Group

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue,

Hi-TechPark, Nanshan District,

Shenzhen, 518057, the People’s Republic of China

(Address of principal executive offices)

Ms. Min Hu, Chief Financial Officer

Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue,

Hi-Tech Park, Nanshan District,

Shenzhen, 518057, the People’s Republic of China

Tel:+86-755-86013388

E-mail:ir@tencentmusic.com

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

3,432,154,262 ordinary shares, comprised of 1,717,015,084 Class A ordinary shares, par value US$0.000083per share, and 1,715,139,178 Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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
•
“AI” refers to artificial intelligence;
•
“Articles of Association” refers to our amended and restated memorandum and articles of association, as amended from time to time;
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
•
“China” or “PRC” refers to the People’s Republic of China and only when this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;
•
“CMC” refers to China Music Corporation;
•
“Group” refers to Tencent Music Entertainment Group, its subsidiaries and consolidated variable interest entities, or the VIEs, and their respective subsidiaries;
•
“Guangxi Hexian” refers to Guangxi Hexian Investment Management Co., Ltd., one of the VIEs;
•
“Guangzhou Kugou” refers to Guangzhou Kugou Computer Technology Co., Ltd., one of the VIEs;
•
“Guangxi Qingse” refers to Guangxi Qingse Venture Capital Co., Ltd., one of the VIEs;
•
“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
•
“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
•
“HK$” or “Hong Kong dollars” refers to the legal currency of the Hong Kong SAR;
•
“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•
“MCSC” refers to the Music Copyright Society of China;
•
“MIIT” refers to the Ministry of Industry and Information Technology of China;
•
“Min River” refers to Min River Investment Limited;
•
“MOFCOM” refers to the Ministry of Commerce of China;
•
“monthly ARPPU” of each of our online music services and social entertainment services for any given period refers to the monthly average of (i) the revenues of the respective services for that period divided by (ii) the number of paying users of the respective services for that period. The monthly ARPPU of social entertainment services is calculated based on revenue from social entertainment and others, including advertising services provided on our social entertainment platforms;
•
“NDRC” refers to the National Development and Reform Commission of China;
•
“NRTA” refers to the National Radio and Television Administration of China;
•
“ordinary shares” refers to our ordinary shares of par value US$0.000083 per share;
•
“paying ratio” for a given period is measured by the number of paying users as a percentage of the mobile MAUs for that period;

i

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
•
“PBOC” refers to the People’s Bank of China;
•
“PCAOB” refers to the Public Company Accounting Oversight Board;
•
“publishing rights” refers to the copyrights of music and non-music works for the purpose of this annual report;
•
“Qianhai Daizheng” refers to Shenzhen Qianhai Daizheng Music Culture Co., Ltd., one of the VIEs;
•
“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•
“SAFE” refers to the State Administration of Foreign Exchange of China;
•
“SAIC” refers to the State Administration for Industry and Commerce of China;
•
“SAMR” refers to the State Administration for Market Regulation of China;
•
“SAT” refers to the State Administration of Taxation of China;
•
“Shenzhen Lanren” refers to Shenzhen Lanren Online Technology Co., Ltd., which we acquired in March 2021;
•
“Shenzhen Ultimate Music” refers to Shenzhen Ultimate Music Culture and Technology Co., Ltd., one of the VIEs;
•
“Spotify” refers to Spotify Technology S.A., one of our principal shareholders;
•
“Tencent” refers to Tencent Holdings Limited, our controlling shareholder;
•
“Tencent Affiliate” refers to an entity that is not a natural person over which Tencent directly or indirectly (i) exercises or controls 30% or more of its total voting power or (ii) controls the composition of a majority of the board of directors or similar governing body of such entity;
•
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
•
“we,” “us,” “our company” and “our” refer to Tencent Music Entertainment Group (or, where the context requires, its predecessor) and its subsidiaries;
•
with respect to MAU data used in this annual report:
•
“mobile MAUs” for a given month (i) with respect to each of our products (except WeSing) is measured as the number of unique mobile devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured as the number of user accounts through which WeSing is accessed at least once in that month;
•
“mobile MAUs” for any given period refers to the monthly average of the sum of the mobile MAUs for that period;
•
“online music mobile MAUs” for a given month refers to the sum of mobile MAUs of our music products, including QQ Music, Kugou Music and Kuwo Music, for that month; duplicate access of different services by the same device is not eliminated from the calculation;
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

This annual report on Form 20-F includes our audited balance sheets as of December 31, 2021 and 2022 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2020, 2021 and 2022.

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.8972 to US$1.00, the noon buying rate on December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. In addition, unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.8015 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC regulators impose control over the foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

We completed an initial public offering of our ADSs on December 14, 2018. The ADSs, each representing two Class A ordinary shares, are traded on the New York Stock Exchange under the symbol “TME.” In September 2022, we completed the secondary listing, by way of introduction, of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. On September 21, 2022, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares under the stock code “1698,” and the stock short name is “TME-SW.”

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — 3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

Tencent Music Entertainment Group is a Cayman Islands holding company. It does not engage in operations itself but rather conducts its operations through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. The VIEs hold key operating licenses, provide certain key services to customers, and enter into contracts with certain major suppliers. The Group operates its businesses this way because PRC laws and regulations restrict or prohibit foreign investment in companies that engage in value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. These contractual arrangements entered into with the VIEs allow us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law restricts direct foreign investment in such operating companies in the PRC. These contractual arrangements include equity interests pledge agreement(s), exclusive option agreement(s), exclusive technical service agreement(s) or business cooperation agreement(s), loan agreement(s), debt assignment and offset agreement(s), voting trust agreement(s) or power of attorney, spouse consent(s), as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in our financial statements under IFRS. As used in this annual report, “we,” “us,” “our company,” “our,” or “TME” refers to Tencent Music Entertainment Group and its subsidiaries, and “the Group” refers to Tencent Music Entertainment Group, its subsidiaries and the VIEs and their respective subsidiaries.

The following diagram illustrates the Group’s corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs.

Tencent Music Entertainment Group
(Cayman Islands)
100%
Tencent Music Entertainment Hong Kong Limited
(Hong Kong)
Offshore
Onshore
100%
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.
100%
Tencent Music (Beijing) Co., Ltd. ("Beijing Tencent Music")
100%
Yeelion Online Network Technology (Beijing) Co., Ltd. ("Yeelion Online")
100%
Guangzhou Shiyinlian Software Technology Co., Ltd. ("Guangzhou Shiyinlian ")
Beijing Gongse Enterprise Management Co., Ltd. ("Beijing Gongse")(3)
Guangzhou Kugou Computer Technology Co., Ltd. ("Guangzhou Kugou")(1)
Beijing Kuwo Technology Co., Ltd. ("Beijing Kuwo")(2)
0.0005%
(General Partner)
0.0005%
(General Partner)
100%
Beijing Shangqin Culture Management Partnership (Limited Partnership) ("Beijing Shangqin")(4)
Beijing Yuzhong Entertainment Culture Partnership (Limited Partnership) ("Beijing Yuzhong")(5)
Tencent Music Entertainment (Shenzhen) Co., Ltd. ("Tencent Music Shenzhen")(7)
50%
50%
Beijing Zhizheng Music Culture Co., Ltd. ("Beijing Zhizheng")(6)
100%
100%
100%
Guangxi Qingse Venture Capital Co., Ltd. ("Guangxi Qingse")
Shenzhen Qianhai Daizheng Music Culture Co., Ltd. ("Qianhai Daizheng")
Guangxi Hexian Investment Management Co., Ltd. ("Guangxi Hexian")
100%
100%
Shenzhen Lanren Online Technology Co., Ltd. ("Shenzhen Lanren")
Shenzhen Ultimate Music Culture and Technology Co., Ltd. ("Shenzhen Ultimate Music")
Equity interest
Contractual arrangements
Have signed contractual agreements with Beijing Tencent Music

Notes:

(1)
Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (99.47%), an entity controlled by Tencent; (ii) Shenzhen Litong Industry Investment Fund Co., Ltd. (0.08%), an entity controlled by Tencent; and (iii) Qianhai Daizheng (0.45%). Guangzhou Kugou operates Kugou Music and Kugou Live.
(2)
Shareholders of Beijing Kuwo and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (61.64%), an entity controlled by Tencent; and (ii) Qianhai Daizheng (38.36%). Beijing Kuwo operates Kuwo Music and Kuwo Live.
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
(6)
Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(7)
Tencent Music Shenzhen operates QQ Music and WeSing.

In 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 99.8%, 99.1% and 96.8%, respectively, of our total net revenues. As of December 31, 2021 and 2022, total assets of the VIEs equaled to 26.9% and 26.5% of our consolidated total assets as of the same dates, respectively. It is important to note that investors in the ADSs and our Class A ordinary shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. More specifically, investors in the ADSs and our Class A ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in the PRC. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. We do not have any equity interests in the VIEs who are owned by certain nominee shareholders or partners. Any of such nominee shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all business operations or otherwise benefit from the assets held by the VIEs and their shareholders, which could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations. As a result, the contractual arrangements may be less effective than direct ownership, and we could face heightened challenges, risks and costs in enforcing these contractual arrangements because uncertainties remain as to the interpretation and application of current and future PRC laws, regulations and rules relating to the legality and enforceability of these contractual arrangements, neither have our contractual arrangements with the VIEs been tested in court. If the PRC regulators deem that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face certain uncertainty about potential future actions by the PRC regulators that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. Our ADSs and Class A ordinary shares may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “— 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure” for detailed discussion.

In addition, the Group faces various legal and operational risks and uncertainties as the Group bases in and primarily operates in China. The PRC regulators have significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the uncertainty on whether the PCAOB will continue to be able to satisfactorily inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PRC regulators may also intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC regulators have recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect the Group’s business, financial condition and results of operations. Any such action, once taken by the PRC regulators, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs fund their operations primarily using cash generated from operating and financing activities.

As of December 31, 2022, Tencent Music Entertainment Group had made cumulative capital contributions of RMB1,161 million (US$168 million) to our PRC subsidiaries through an intermediate holding company and were accounted as long-term investments of Tencent Music Entertainment Group. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2022, the loan balance owed by VIE from WOFE was RMB129 million (US$19 million). Our PRC subsidiaries maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs. In 2020, 2021 and 2022, the VIEs transferred RMB15,372 million, RMB17,743 million and RMB16,415 million (US$2,380 million), respectively, to our PRC subsidiaries as payment of services fees (the “Service Charges”). In 2020, 2021 and 2022, the intercompany fund transfers from WOFEs to VIEs amounted to RMB717 million, RMB3,524 million and RMB395 million (US$57 million), respectively for treasury management purpose.

As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Tencent Music Entertainment Group has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our Class A ordinary shares or the ADSs representing our ordinary shares. We currently intend that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2022, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB17,660 million (US$2,560 million), and the unrecognized tax liabilities were RMB1,766 million (US$256 million). See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2020
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in millions)
Revenues	—	29,094	11,935	837	(12,713)[d]	29,153
Cost of revenues	—	(21,889)	(8,167)	(78)	10,283 [d]	(19,851)
Gross profit	—	7,205	3,768	759	(2,430)	9,302
Operating (loss)/profit	(260)	1,966	2,728	275	1	4,710
(Loss)/profit before income tax	(331)	1,936	2,717	307	3	4,632
Income from subsidiaries and VIEs	4,466	—	1,625	4,155	(10,246)	—
Profit for the year	4,176	1,625	4,152	4,466	(10,243)	4,176

	For the Year Ended December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in millions)
Revenues	—	30,949	15,393	1,920	(17,018)[d]	31,244
Cost of revenues	—	(25,278)	(10,258)	(992)	14,688 [d]	(21,840)
Gross profit	—	5,671	5,135	928	(2,330)	9,404
Operating (loss)/profit	(201)	(56)	3,354	713	(10)	3,800
(Loss)/profit before income tax	(298)	(34)	3,337	634	(7)	3,632
Income/(loss) from subsidiaries and VIEs	3,526	—	(206)	2,903	(6,223)	—
Profit/(loss) for the year	3,257	(209)	2,903	3,494	(6,230)	3,215

	For the Year Ended December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in millions)
Revenues	—	27,426	14,460	1,704	(15,251)[d]	28,339
Cost of revenues	—	(22,852)	(8,006)	(910)	12,202 [d]	(19,566)
Gross profit	—	4,574	6,454	794	(3,049)	8,773
Operating (loss)/profit	(181)	(404)	4,453	558	17	4,443
(Loss)/profit before income tax	(282)	(337)	4,454	520	18	4,373
Income/(loss) from subsidiaries and VIEs	4,094	—	(415)	3,606	(7,285)	—
Profit for the year	3,839	(432)	3,605	4,094	(7,267)	3,839

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	29,149	—	—	22,850	(51,999)[b]	—
Investments in VIEs	—	—	10,288	—	(10,288)[b]	—
Intangible assets and goodwill	14,173	6,891	886	12	(12)[a]	21,950
Investments accounted for using equity method	—	638	—	2,961	—	3,599
Financial assets at fair value through other comprehensive income	—	—	—	7,302	—	7,302
Prepayments, deposits and other assets	9	151	559	24	—	743
Term deposits	—	50	4,253	—	—	4,303
Others	—	992	1,432	142	—	2,566
	43,331	8,722	17,418	33,291	(62,299)	40,463
Current assets
Amounts due from subsidiaries and VIEs	4,391	5,049	3,422	11	(12,873)[c]	—
Prepayments, deposits and other assets	83	843	1,805	—	—	2,731
Term deposits	7,609	—	5,160	—	—	12,769
Cash and cash equivalents	1,061	634	4,504	392	—	6,591
Others	—	2,869	1,028	803	—	4,700
	13,144	9,395	15,919	1,206	(12,873)	26,791
Total assets	56,475	18,117	33,337	34,497	(75,172)	67,254
LIABILITIES
Non-current liabilities
Notes payable	5,062	—	—	—	—	5,062
Others	66	416	205	—	—	687
	5,128	416	205	—	—	5,749
Current liabilities
Amounts due to subsidiaries and VIEs	826	503	7,133	4,413	(12,875) [c]	—
Deferred revenue	—	1,834	—	—	—	1,834
Others	204	4,333	3,149	930	—	8,616
	1,030	6,670	10,282	5,343	(12,875)	10,450
Total liabilities	6,158	7,086	10,487	5,343	(12,875)	16,199
Total equity	50,317	11,031	22,850	29,154	(62,297)	51,055

	As of December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	29,452	—	—	27,037	(56,489)[b]	—
Investments in VIEs	—	—	9,995	—	(9,995)[b]	—
Intangible assets and goodwill	14,169	5,453	1,692	547	— [a]	21,861
Investments accounted for using equity method	—	693	49	3,588	—	4,330
Financial assets at fair value through other comprehensive income	—	—	—	3,168	—	3,168
Prepayments, deposits and other assets	—	131	562	16	—	709
Term deposits	—	—	6,530	—	—	6,530
Others	—	1,143	2,472	237	—	3,852
	43,621	7,420	21,300	34,593	(66,484)	40,450
Current assets
Amounts due from subsidiaries and VIEs	6,847	7,140	3,305	14	(17,306)[c]	—
Prepayments, deposits and other assets	62	904	1,929	63	—	2,958
Term deposits	3,354	—	6,190	1,747	—	11,291
Restricted cash	—	34	—	—	—	34
Cash and cash equivalents	891	490	7,933	241	—	9,555
Others	—	1,783	53	885	—	2,721
	11,154	10,351	19,410	2,950	(17,306)	26,559
Total assets	54,775	17,771	40,710	37,543	(83,790)	67,009
LIABILITIES
Non-current liabilities
Notes payable	5,536	—	—	—	—	5,536
Others	39	329	261	—	—	629
	5,575	329	261	—	—	6,165
Current liabilities
Amounts due to subsidiaries and VIEs	929	138	9,415	6,813	(17,295)[c]	—
Deferred revenue	—	2,162	5	14	(11)	2,170
Others	172	4,404	3,916	1,055	—	9,547
	1,101	6,704	13,336	7,882	(17,306)	11,717
Total liabilities	6,676	7,033	13,597	7,882	(17,306)	17,882
Total equity	48,099	10,738	27,113	29,661	(66,484)	49,127

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2020
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash (outflow)/inflow from operating activities	(67)	454	4,574	(76)	—	[e]	4,885
Net cash (outflow)/inflow from investing activities	(10,230)	(1,099)	(3,535)	(710)	1,368	[f]	(14,206)
Net cash inflow/(outflow) from financing activities	5,383	715	(86)	648	(1,368)[f]		5,292
Net (decrease)/increase in cash and cash equivalents	(4,914)	70	953	(138)	—		(4,029)
Cash and cash equivalents, beginning of the year	10,870	1,327	2,999	230	—		15,426
Exchange differences on cash and cash equivalents	(270)	—	—	1	—		(269)
Cash and cash equivalents, end of the year	5,686	1,397	3,952	93	—		11,128

	For the Year Ended December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	69	(671)	5,628	213	—	[e]	5,239
Net cash (outflow)/inflow from investing activities	(1,064)	(3,554)	(5,005)	95	3,529	[f]	(5,999)
Net cash (outflow)/inflow from financing activities	(3,571)	3,462	(71)	(1)	(3,529)[f]		(3,710)
Net (decrease)/ increase in cash and cash equivalents	(4,566)	(763)	552	307	—		(4,470)
Cash and cash equivalents, beginning of the year	5,686	1,397	3,952	93	—		11,128
Exchange differences on cash and cash equivalents	(59)	—	—	(8)	—		(67)
Cash and cash equivalents, end of the year	1,061	634	4,504	392	—		6,591

	For the Year Ended December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	59	(17)	7,306	133	—	[e]	7,481
Net cash inflow/(outflow) from investing activities	2,639	(379)	(3,819)	(1,726)	1,839	[f]	(1,446)
Net cash (outflow)/inflow from financing activities	(3,162)	252	(58)	1,388	(1,839)[f]		(3,419)
Net (decrease)/ increase in cash and cash equivalents	(464)	(144)	3,429	(205)	—		2,616
Cash and cash equivalents, beginning of the year	1,061	634	4,504	392	—		6,591
Exchange differences on cash and cash equivalents	294	—	—	54	—		348
Cash and cash equivalents, end of the year	891	490	7,933	241	—		9,555

For the eliminating adjustments:

a)
Represents the elimination of Service Charges between the VIEs and our PRC subsidiaries.
b)
Represents the elimination of the investments in the VIEs and our PRC subsidiaries.
c)
Represents the elimination of intercompany balance between Tencent Music Entertainment Group, the VIEs, and our subsidiaries.
d)
Represents the Services Charges between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries, which were eliminated at the consolidation level. The intercompany revenues and costs in relation to the Service Charges to the VIEs by our PRC subsidiaries amounted to RMB9,497 million, RMB13,039 million and RMB14,353 million (US$2,081 million), for the year ended December 31, 2020, 2021 and 2022, respectively.
e)
The cash flows which have occurred between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries represents the intercompany services fees which were eliminated at the consolidation level. In 2020, 2021 and 2022, the VIEs transferred RMB15,372 million, RMB17,743 million and RMB16,415 million (US$2,380 million), respectively, to our PRC subsidiaries as Service Charge, which were eliminated at the consolidated level.
f)
Represents the elimination of intercompany fund transfers between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries. The intercompany fund transfers from WOFEs to the VIEs, which were eliminated at consolidated level, amounted to RMB717 million, RMB3,524 million and RMB395 million (US$57 million), for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC regulatory authorities may take measures from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or holders of our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Tencent Music Entertainment Group. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information — 10.E. Taxation.”

Recent Regulatory Developments

Cybersecurity and Data Privacy

The PRC regulatory authorities have in recent years strengthened the oversight on cybersecurity and data privacy. According to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the National Data Bureau will be established under the administration of the NDRC. The National Data Bureau will be responsible for, among other things, advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and promoting the digitalization of the Chinese economy and society. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, effective from November 1, 2021. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing in a foreign country. Furthermore, on November 14, 2021, the CAC published the Regulations on Network Data Security Management (Draft for Comment), or the Draft Regulations on Network Data, which reiterate the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process over one million users’ personal information apply for listing in a foreign country; and (ii) the data processors’ proposed listing in Hong Kong affects or may affect national security. As of the date of this annual report, there is no schedule as to when the Draft Regulations on Network Data will be enacted. Uncertainties remain as to its enactment timetable, final content, interpretation and implementation.

For information on regulatory developments in the European Union, United Kingdom and the United States relating to cybersecurity and data privacy, which may impact us if and to the extent we expand our operations into these jurisdictions, see “— 3.D. Risk Factors — Risks Related to Our Business and Industry — Complying with evolving laws, regulations and other obligations regarding cybersecurity, information security, privacy and data protection and other related laws, regulations and obligations may be expensive and may force us to make adverse changes to our business. Many of these laws, regulations and other obligations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws, regulations and other obligations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”

As of the date of this annual report, (i) we are not aware of having experienced any material incidents involving unauthorized disclosure of personal information, committing any violations of cybersecurity or data privacy laws or regulations, or being the subject of any investigations or other legal proceedings initiated or threatened by competent regulatory authorities or other third parties, that will materially and adversely affect our business; (ii) we have not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of cybersecurity and data privacy laws and regulations; and (iii) we have not been notified of any investigation or cybersecurity review initiated by the CAC. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures designed to ensure our compliance with cybersecurity and data privacy laws and regulations.

Filings Required by the PRC Regulatory Authorities for the Listing of Our Securities

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a PRC domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the PRC domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

However, given that the Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, and how they will affect our ability to conduct future offering or other financing activities. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other financing activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected. See “— 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” for more details.

Recently Adopted Live Streaming Regulations

Regulatory authorities in China have been heightening its oversight on live streaming businesses. On November 12, 2020, the NRTA promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. Following the Circular 78, China’s regulatory authorities have stepped up scrutiny on live streaming businesses, with a number of regulations promulgated successively, including the Guidance Opinions on Strengthening the Regulation and Management Work of Internet Live Streaming and the Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry.

In particular, on May 7, 2022, the CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming and Strengthening Minor Protections, or the Live Streaming Opinions, which reiterates the requirements for live streaming platforms in respect of strengthening real-name registration, restrictions on minors from virtual gifting and prohibition on providing live streaming services to minors. Pursuant to the Live Streaming Opinions, online platforms are prohibited from ranking, introducing or recommending live streaming performers solely by the monetary amount of virtual gifts that they have received from users, nor could they rank users based on the monetary amount of virtual gifts that they have sent to live streaming performers. Any such rankings currently available on these online platforms is ordered to be removed by June 7, 2022 according to the Live Streaming Opinions.

However, since these recently adopted live streaming regulations are relatively new, uncertainty remains as to their interpretation and implementation in practice, as well as their ultimate impact on our business and results of operations in the long term. Furthermore, as the PRC regulatory authorities continue to step up scrutiny over live streaming businesses and the music-centric social entertainment industry in general, our social entertainment services may be subject to further heightened regulations in the near future. This could adversely impact our business, prospects, results of operations and financial condition. Accordingly, we may have to adjust and adapt our growth strategies to the regulatory landscape that constantly evolves. See also “— 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.”

Anti-Monopoly Law Enforcement

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement of the PRC Anti-Monopoly Law, including in the context of mergers and acquisitions and unfair competition. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. Since the above-mentioned laws and regulations are relatively new, uncertainty still remains as to their interpretation and implementation.

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In addition, trading in our securities on U.S. markets, including NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including uncertainties surrounding Sino-U.S. relations. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCAA, see “— 3.D. Risk Factors — Risks Related to Doing Business in China — Trading in our securities may be prohibited under the HFCAA and U.S. national securities exchanges, such as the NYSE, may determine to delist our securities if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure.”

Risks Related to Our Business and Industry

•
If we fail to anticipate user preferences to provide content catering to user demands, our ability to attract and retain users may be materially and adversely affected.
•
We depend upon third-party licenses for the content of our content offerings, and any adverse changes to or loss of, our relationships with these content providers may materially and adversely affect our business, operating results, and financial condition.
•
We may not have obtained complete licenses for certain copyrights with respect to a small portion of the content offered on our platform.
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
•
Complying with evolving laws, regulations and other obligations regarding cybersecurity, information security, privacy and data protection and other related laws, regulations and obligations may be expensive and may force us to make adverse changes to our business. Many of these laws, regulations and other obligations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws, regulations and other obligations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.
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

Risks Related to the Group’s Corporate Structure

•
Uncertainties remain as to the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’s operations in China, including potential future actions by the PRC regulators, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC regulators find such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
•
Any failure by the VIEs or their shareholders or partners to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
•
Uncertainties remain as to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of the Group’s current corporate structure, corporate governance and business operations.
•
We rely on contractual arrangements with the VIEs and their respective shareholders or partners for a large portion of the Group’s business operations, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China

•
Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us.
•
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.
•
Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.
•
Trading in our securities may be prohibited under the HFCAA and U.S. national securities exchanges, such as the NYSE, may determine to delist our securities if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

Risks Related to the ADSs or our Ordinary Shares

•
The trading price of our ADSs and Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs and trading volume could decline.
•
Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
•
The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their trading price.

Risks Related to Our Business and Industry

If we fail to anticipate user preferences to provide content catering to user demands, our ability to attract and retain users may be materially and adversely affected.

Our ability to attract and retain our users, drive user engagement and deliver a superior user experience depends largely on our ability to continue to offer attractive content, including songs, playlists, video, long-form audio, lyrics, live streaming of performances and karaoke-related content. Content that was once popular with our users may become less attractive if user preferences evolve. The success of our business relies on our ability to anticipate changes in user preferences and industry dynamics, and respond to such changes in a timely, appropriate and cost-effective manner. If we fail to cater to the tastes and preferences of our users, or fail to deliver a superior user experience, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operations may be materially and adversely affected.

We strive to generate creative ideas for content acquisition and to source high-quality content, including both popular, mainstream content and long-tail content. Sourcing attractive content may be challenging, expensive and time-consuming. We have invested and intend to continue to invest substantial resources in content acquisition and production. However, we may not be able to successfully source attractive content or to recover our content acquisition and production investments. Any deterioration in our content quality, failure to anticipate user preferences, inability to acquire attractive content, or any negative feedback from users on our existing content offerings may materially and adversely affect our business, financial condition and operating results.

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

The royalty rates and other terms of these licenses may change as a result of various reasons beyond our control, such as changes in our bargaining power, changes in the industry, or changes in the legal or regulatory environment. If our content partners are no longer willing or able to license content to us on terms acceptable to us, the breadth or quality of our content offerings may be adversely affected or our content acquisition costs may increase. Likewise, increases in royalty rates or changes to other terms of our licenses may materially and adversely affect the breadth and quality of our content offerings and may, in turn, materially and adversely affect our business, financial condition and results of operations.

There also is no guarantee that we have all of the licenses for the content available on our platform, as we need to obtain licenses from many copyright owners, some of whom are unknown, and there are complex legal issues such as uncertainties of law as to when and whether particular licenses are needed. Additionally, there is a risk that copyright owners (particularly aspiring artists), their agents, or legislative or regulatory bodies may require or attempt to require us to enter into additional license agreements with, and pay royalties to, newly defined groups of copyright owners, some of which may be difficult or impossible to identify.

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

We may not have obtained complete licenses for certain copyrights with respect to a small portion of the content offered on our platform.

Under PRC laws and regulations, to secure the rights to provide music or long-form audio content on the internet or for our users to download or stream music or long-form audio from our platform, or to provide other related online music or long-form audio services, we must obtain licenses from the appropriate copyright owners for one or more of the copyrights, including the content publishing and recording rights, among others. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Intellectual Property Rights — Copyright.”

We may not have complete licenses for the copyrights underlying a small portion of the content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. A portion of the content was uploaded voluntarily by users or performers, and our inability to obtain complete copyright licenses for such content was mainly because the relevant copyright owners cannot be accurately identified despite of our proactive efforts to locate such copyright owners. See “— We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”

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

Historically, we have allowed users to upload content anonymously and over the years accumulated a large amount of content, including user-generated content originally uploaded or otherwise provided to our platform by users who may not have obtained proper and complete copyright licenses from the ultimate rights holders. Given the large amount of such content, the way they were uploaded by users and the passage of time since they were initially uploaded, it is generally impracticable for us to accurately identify and verify the individual users or performers that uploaded or provided such content, the copyright status of such content, and the appropriate copyright owners from whom copyright licenses should have been obtained.

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

As an online service provider, we have adopted a comprehensive set of measures to reduce the likelihood of using, developing or making available any content without the proper licenses or necessary consents. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyright; (ii) putting in place procedures to block users on our blacklists from uploading or distributing content; (iii) using best reasonable efforts to seek licenses from the relevant copyright owners once they are identified and verified and adopting contractual protections for works licensed from labels and other copyright owners; and (iv) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content. According to our PRC legal counsel, to the extent these measures, especially the “notice and take-down” policies, are properly implemented in compliance with applicable laws and regulations, our failure to obtain complete copyright licenses for user-generated content does not constitute a violation of current PRC copyright law. However, these measures may not be effective in preventing the unauthorized posting and use of third parties’ copyrighted content or the infringement of other third-party intellectual property rights. Specifically, it is possible that such acknowledgments and agreements by users may not be enforceable against third parties who file claims against us. Furthermore, a plaintiff may not be able to locate users who generate content that infringes on the plaintiff’s copyright and may choose to sue us instead. In addition, individual users who upload infringing content on our platform may not have sufficient resources to fully indemnify us, if at all, for any such claims. Also, such measures may fail or be considered insufficient by courts or other relevant regulatory authorities. If we are not eligible for the safe harbor exemption, we may be subject to joint infringement liability with the users, and we may have to change our policies or adopt new measures to become eligible and retain eligibility for the safe harbor exemption, which could be expensive and reduce the attractiveness of our platform to users.

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

We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We may be involved in similar litigation and disputes or subject to allegations of infringement, misappropriation or other violations of intellectual property rights in China, as well as globally as we may seek to expand our international footprint. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources to defend such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, cease providing content that we were previously providing, enter into potentially unfavorable license agreements in order to obtain the right to use necessary content or technologies, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

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
•
make minimum guaranteed payments;
•
adopt and implement effective anti-piracy and geo-blocking measures; and
•
comply with certain security and technical specifications.

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

Certain of our license agreements for music and long-form audio content require that we make minimum guarantee payments to copyright owners, that may be tied to our number of users or the amount of content used or distributed on our platform. Accordingly, our ability to sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of our music and long-form audio services to our users in order to maintain a healthy gross margin. The duration of our license agreements that contain minimum guarantees is typically between one to three years, but our paying users may cancel their subscriptions at any time. To the extent we continue to make minimum guarantee payments to copyright owners, if our paying user growth does not meet our expectations or our sales or revenue do not grow as fast as expected or even decline during the term of our license agreements, our results of operations and financial conditions may be materially and adversely affected. To the extent our revenues do not meet our expectations, our business, financial condition and results of operations also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.

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

Comprehensive and accurate copyright owner information for their publishing rights and recording rights underlying our music and long-form audio content is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain for various reasons beyond our control. For example, such information may be withheld by the owners or administrators of such rights, especially with regard to user-generated content or content provided by aspiring artists. If we are unable to identify comprehensive and accurate copyright owner information for the music or long-form audio content offered on our platform, such as identifying which composers, publishers or collective copyright organizations own, administer, license or sublicense music or long-form audio works, or if we are unable to determine which music or long-form audio works correspond to specific recordings, it may be difficult for us to (i) identify the appropriate copyright owners to whom to pay royalties or from whom to obtain a license or (ii) ascertain whether the scope of a license we have obtained covers specific music or long-form audio works. This also may make it difficult to comply with the obligations of any agreements with those rights holders.

If we do not obtain necessary and commercially viable licenses from copyright owners, whether due to the inability to identify or verify the appropriate copyright owners or for any other reason, we may be found to have infringed on the copyright of others, potentially resulting in claims for monetary damages, regulatory fines and penalties, or a reduction of content available to users on our platform, which would adversely affect our ability to retain and expand our user base, attract paying users for our paid music and long-form audio services and generate revenue from our content library. Any such inability may also involve us in expensive and protracted copyright disputes.

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

Based on the framework agreement we previously entered into with the MCSC, we obtained licenses from the MCSC with respect to musical composition and lyrics for a substantial portion of our music content library. We cannot guarantee that composers and lyricists in China will not withdraw all or a portion of their music works from the MCSC. To the extent that the MCSC had not obtained authorization to license from the relevant copyright owners, including circumstances where the copyright owners choose not to be represented by the MCSC, our ability to secure favorable licensing arrangements could be negatively affected, our content licensing cost may increase, and we may be subject to liabilities for copyright infringement. If we are unable to reach an agreement with respect to the content of any music copyright owners who withdraw all or a portion of their music works from the MCSC, or if we have to enter into direct licensing agreements with such music copyright owners at rates higher than those set by the MCSC for the use of music works, our ability to offer music content may be limited or our service costs may significantly increase, which could materially and adversely affect our business, financial condition and results of operations. The framework agreement that we previously entered into with the MCSC has expired and we are negotiating with the MCSC regarding the renewal of the agreement and the related content sourcing arrangement.

Uncertainties surrounding our monetization efforts may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

We have devoted substantial efforts to monetize our content and user base by increasing our number of paying users and cultivating our users’ willingness to pay for content. We currently generate our revenues from (i) online music services, and (ii) social entertainment services and others. At the strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Users of our live streaming services get free access to the live music performance or other types of music content with the option to purchase virtual gifts to send to performers and other users. User demand for live streaming services may decrease substantially or we may fail to anticipate and serve user demands effectively. Furthermore, the PRC regulatory authorities’ recent heightened scrutiny and regulation of live streaming businesses may also have a negative impact on our monetization opportunities. See “— Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” In addition, we introduced the pay-for-streaming model for our online music services in the first quarter of 2019 and have been increasing the number of songs that fall into the pay-for-streaming model scope. See “Item 4. Information on the Company — 4.B. Business Overview — How We Generate Revenues — Online Music Services — Paid Music and Audio Content” for more information of the pay-for-streaming model. While we believe the adoption of pay-for-streaming has driven the number of paying users, paying ratio and paying user retention of our online music services, we cannot guarantee that its early popularity will continue, or that our attempts to explore new monetization models or enhance our paying user conversion will be successful.

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

We rely on our strong brands, principally QQ Music, Kugou, Kuwo, WeSing and Lazy Audio, to maintain our market leadership. Maintaining and enhancing our brands depends largely on our ability to continue to deliver comprehensive, high-quality content and service offerings to our users, which may not always be successful. Maintaining and enhancing our brands also depends largely on our ability to remain a leader in China’s online music and audio entertainment market, which could be difficult and expensive. If we do not successfully maintain our strong brands, our reputation and business prospect could be harmed.

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

Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “— We require a significant amount of capital to fund our content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.

The PRC regulators regulate the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the MOFCOM, the Ministry of Culture and Tourism, the National Copyright Administration, the MIIT, the NRTA and the CAC regulate different aspects of the internet industry. In addition to complying with the laws and regulations promulgated and enforced by Chinese regulatory authorities, operators in the internet industry also need to follow Chinese regulatory authorities’ policies and guidelines. Such laws, regulations, policies and guidelines cover many aspects of the telecommunications, internet information services, copyright, internet culture, online publishing industries and online audio-video products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various regulatory approvals, licenses and permits in connection with their provision of internet information services, internet cultural services, online publishing services, online audio-video products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our and the VIEs’ business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if we fail to follow applicable laws, regulations, policies and guidelines, or applicable laws, regulations, policies and guidelines are tightened by any regulatory authorities, or if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer.

Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, a wholly owned subsidiary of Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, operates our online music services, QQ Music, and online karaoke business, WeSing, using sub-domains of www.qq.com owned by an entity controlled by our parent, Tencent, who holds a valid Internet Content Provider License, or the ICP License. Tencent Music Shenzhen does not hold a valid ICP License. Tencent Music Shenzhen also intends to apply for the ICP License. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties in the past for the lack of such license. However, we cannot assure you that it can successfully obtain these licenses in a timely manner, or at all. In addition, as Tencent Music Shenzhen operates QQ Music and WeSing, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains of www.qq.com of Shenzhen Tencent Computer System Co., Ltd., which holds a valid AVSP for the www.qq.com domain and is controlled by our parent, Tencent. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such license. In the event Tencent Music Shenzhen is required to obtain an AVSP under its own name for operating our QQ Music and WeSing platforms, Tencent Music Shenzhen may not be eligible for an AVSP, because the current PRC laws and regulations require an applicant for the AVSP to be a wholly state-owned or state-controlled entity. Tencent Music Shenzhen currently holds an Internet Cultural Operation License, or the ICO License, for conducting commercial internet cultural activities. However, the domain names registered on such ICO License are not the domain names used by QQ Music and WeSing, which are operated by Tencent Music Shenzhen as sub-domains of www.qq.com, a domain name owned by an entity controlled by our parent, Tencent, who maintains a valid ICO License under its own name. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such licenses under its own name.

Shenzhen Lanren, the entity operating Lazy Audio has been listed as the pilot institution of online audio and video industry in Guangdong by Radio and Television Administration of Guangdong Province in September 2020 and has obtained the consent letter from the NRTA. Shenzhen Lanren has historically completed its record-filing in the Information Management System for National Online Audio-Video Platform, or the Online Audio-Video System, for the provision of audio-video program services. Subsequently, the name of the platform has been changed and Shenzhen Lanren re-submitted the record-filing application on July 13, 2022 which has been approved on January 19, 2023, along with another application for a platform providing certain simplified content in the Online Audio-Video System which was being processed by the relevant authorities. As of the date of this annual report, Shenzhen Lanren has not been subject to any legal or regulatory penalties for the lack of the AVSP.

Beijing Kuwo’s and Guangzhou Kugou’s application for the change of shareholders information of AVSP was approved by NRTA on March 9, 2022 and March 17, 2022, respectively. Beijing Kuwo’s and Guangzhou Kugou’s application for the renewal of their AVSP have been approved by NRTA as of the date of this annual report. Guangzhou Kugou had expanded the permitted scope of business under its AVSP to cover its provision of certain types of audio and video programs through mobile network to users’ mobile devices.

In addition, Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo and Shenzhen Lanren may be required to obtain an Online Publishing Service Permit for their release of music or audio works via the internet. These entities intend to apply for an Online Publishing Service Permit when they become eligible to do so under applicable PRC laws and regulations. As of the date of this annual report, none of Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo and Shenzhen Lanren had been subject to any legal or regulatory penalties for their failure to obtain an Online Publishing Service Permit. There is, however, no assurance that such applications will eventually be approved in a timely manner, or at all.

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

PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the internet, music entertainment and long-form audio industries, including but not limited to exclusive licensing and sublicensing arrangements. Pursuant to an article posted on National Copyright Administration’s official website, in September 2017, the National Copyright Administration held meetings with a number of music industry players, including us, where it encouraged the relevant industry players to “avoid acquiring exclusive music copyright” and indicated that they should also not engage in activities involving “collective management of music copyright.” Furthermore, the National Copyright Administration held meetings with a number of music industry players on January 6, 2022 to emphasize that relevant industry players shall not execute exclusive music copyright agreement except under certain circumstances and shall develop internal copyright management system. On July 24, 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. To comply with such decision, Tencent and we have terminated the exclusivity with upstream copyright holders subject to certain limited exceptions specified in the decision. While we are pursuing non-exclusive collaborations with upstream copyright holders, there can be no assurance that all the licenses once exclusively available to us will remain available at royalty rates and on terms that are commercially reasonable or at all. In addition, the termination of exclusive copyright licensing arrangements may potentially lower the competition barriers in a way that benefits some of our competitors. Any such adverse regulatory development or enforcement in China may have a material and adverse impact on our business, financial condition and results of operations. To the extent our historical or current licensing arrangements are found objectionable by the regulatory authorities, we may be subject to legal and regulatory penalties and/or have to revisit and modify such arrangements in a way that may cause substantial costs, and our ability to offer content and our competitive advantages may be harmed. Such events may have a material and adverse impact on business, financial condition and results of operations.

We operate in a relatively new and evolving market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the online music and audio entertainment industry, the live streaming industry as well as the long-form audio industry in China, which are affected by numerous factors. For example, content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment and macroeconomic environment are important factors that affect our business and prospects. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. We cannot assure you that we will succeed in any of these aspects or that the industries in which we operate will continue to grow as rapidly as in the past. If online music, live streaming or long-form audio as forms of entertainment lose their popularity due to changing social trends and user preferences, or if such industries in China fail to grow as quickly as expected, our business, financial condition and results of operations may be materially and adversely affected.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

We operate in a competitive industry. We compete for users and their time and spending primarily with the online music services provided by other online music services providers in China. We also face general competition from online offerings of other forms of content, including long-form audio, karaoke services, live streaming, radio services, literature, games and video provided by other social entertainment services providers. In particular, we are increasingly facing noticeable competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short videos.

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

In addition to our most popular live streaming performers, we must continue to attract and retain talented and popular karaoke singers and other key opinion leaders in order to maintain and increase our social entertainment content offerings and ensure the sustainable growth of our user community. We must identify and acquire potential popular karaoke singers and other key opinion leaders and provide them with sufficient resources. However, we cannot assure you that we can continue to maintain the same level of attractiveness to such popular karaoke singers and other key opinion leaders.

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

We cooperate with talent agencies to manage, organize and recruit live streaming performers on our platform. As we are an open platform that welcomes all live streaming performers to register on our platform, cooperation with talent agencies substantially increases our operational efficiency in terms of discovering, supporting and managing live streaming performers in a more organized and structured manner, and turning amateur live streaming performers to full-time ones.

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

Moreover, we have limited control over the real-time behavior of our live streaming performers and users. To the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected by the misuse of our platform. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC regulatory authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties, including confiscation of income and fines or other sanctions, such as requiring us to restrict or discontinue certain features and services. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

As the application of existing laws and regulations to specific aspects of online music business remains relatively unclear and is still evolving, it is difficult to predict whether we will be subject to joint infringement liability if our live streaming performers or users infringe on third parties’ intellectual property rights. Furthermore, if we are found to be jointly liable either by new regulations or court judgments, we may have to change our policies and it may materially and adversely impact on our business, financial condition and results of operations.

Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.

Regulatory authorities in China have been heightening its oversight on live streaming businesses. In November 2020, the NRTA promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. In February 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Live Streaming, or the Circular 3, which requires internet streaming platforms to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time. A portion of our revenue is from virtual gift payments from our users to performers, so any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments and therefore may adversely affect the engagement of our live streaming performers, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

In addition, the Law of the PRC on the Protection of Minors (2020 Revision) took effect on June 1, 2021, which provides that, among others, live streaming service providers are prohibited from providing minors under age 16 with online live streaming publisher account registration services, and that they must obtain the consent from the minors’ parents or guardians and verify the identity of the minors before allowing minors aged between 16 and 18 to register a live streaming publisher account. Furthermore, in December 2021, certain live streaming e-commerce influencers in China on other platforms were fined by the State Taxation Administration for tax evasion, which demonstrated the PRC tax authorities’ enhanced efforts to strengthen tax administration in live streaming businesses. On March 25, 2022, CAC, the State Taxation Administration and SAMR issued Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which provides that, among others, live streaming platforms shall report to tax authorities information including but not limited to live streaming publishers’ identity, information of the live streaming account and bank account which receives profits, types of revenue and profits earning information. On May 7, 2022, the CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, or the Live Streaming Opinions, which reiterates the requirements for live streaming platforms in respect of strengthening real-name registration, restrictions on minors from virtual gifting and prohibition on providing live streaming services to minors. Although we believe we have adjusted the relevant aspects of our live streaming services in material compliance with these new requirements, there is no guarantee that the relevant PRC regulators will not impose additional requirements on our operations or otherwise find any aspect of our operations not to be in full compliance with these regulatory requirements. Although we are currently not able to accurately quantify the financial impacts of the Live Streaming Opinions due to its lack of implementation track record and our ability to rapidly adapt our operations, enhanced regulation with respect to live streaming businesses in China may constrain our business operations and profitability, which in turn may adversely affect our results of operations and financial condition.

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

Litigation or proceedings before regulatory authorities, administrative and judicial bodies may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results.

While we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or enforcing such agreements with each party that develops intellectual property that we regard as our own. In addition, such agreements may be breached. We may be forced to bring claims against the breaching third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

The content available on our platform may be found objectionable by the regulatory authorities, which may subject us to penalties and other regulatory or administrative actions.

As an internet content provider, we are subject to PRC regulations governing the distribution of music, music videos, long-form audio and other forms of content over the internet. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations.” These regulations prohibit internet content providers and internet publishers from posting on the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In particular, the Chinese regulators have been tightening regulatory oversight over content offered by online and mobile live streaming and video services that are deemed to be “vulgar.” Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the PRC regulators, and it may not be possible to determine in all cases the types of content that could cause us to be held liable for offering content that is found objectionable by the PRC regulators.

Internet content providers may be held liable for content displayed on or linked to their online platforms that is subject to certain restrictions. We allow our users to upload user-generated content, such as music, videos, audio, comments, reviews and other forms of content. We also make it possible for selected professional producers to make their content available to users through our official music accounts and allow them a high level of control of the content offered through our music accounts. While we have in place internal rules and procedures to monitor user-generated content on our platform, due to the massive amount of such content, we may not be able to identify, in a timely manner or at all, the content that is illegal or inappropriate or that may otherwise be found objectionable by the PRC regulators. Additionally, we may not be able to keep our rules and procedures abreast of changes in the PRC regulators’ requirements for content display. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may result in legal and administrative liability, government sanctions, fines, loss of licenses and/or permits, or reputational harm. If the PRC regulators find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform. In the past, we have from time to time been requested by relevant regulatory authorities to remove or restrict certain content that is deemed inappropriate or sensitive. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find any content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, financial condition and results of operations may be materially and adversely affected.

Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as regulatory investigations or proceedings, in matters primarily relating to intellectual property rights, antitrust, and competition claims concerning our content acquisition and distribution. We cannot predict the outcomes of such lawsuits or regulatory actions, which may not be successful or favorable to us. Lawsuits or regulatory investigations or actions against us, our shareholders, directors, officers or employees may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base and relationships with our content partners. In addition to the related cost, managing and defending litigation and regulatory proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or regulatory proceedings with a substantial amount of cash, or be required by the relevant regulatory authorities to make substantive changes to our existing business model. As of December 31, 2022, there were 923 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB257.7 million (US$37.4 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

We and certain of our directors and officers may be named as defendants in shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We and certain of our directors and officers were named as defendants the putative class actions described in “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Litigation.” We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. We may not be able to estimate the potential loss, if any, associated with the resolution of such lawsuits. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

The Claimant alleged that Mr. Xie defrauded and threatened him into signing a series of agreements in late 2013 to relinquish his substantial investment interests in multiple entities, including CMC, Ocean Culture and Ocean Technology (together, the “Ocean Music Entities”), and transferring his equity interests in the Ocean Music Entities to Mr. Xie, CMC and certain other Respondents at below-market value. The Claimant seeks an award from CIETAC ruling, among other things, that (i) such agreements, pursuant to which the Claimant allegedly transferred his interests in the Ocean Music Entities to Mr. Xie, CMC and other Respondents, be declared invalid; (ii) Mr. Xie, CMC and other applicable Respondents return to the Claimant all of his initial equity interests in the Ocean Music Entities; and (iii) Mr. Xie pays damages in the amount of RMB100 million. In March 2021, the Claimant amended his claims so that, among other things, to the extent that the Claimant’s equity interests in the Ocean Music Entities cannot be returned to the Claimant as a result of the merger of CMC’s operations and Tencent’s former music businesses, each of Mr. Xie and we shall pay the Claimant damages in an amount equal to the fair market value of 4% of our share capital as of the date of enforcement of the final arbitration decision, minus the amount the Claimant has already received, plus accrued interests. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million (US$95.8 million) to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award. On September 30, 2022, CIETAC decided to re-arbitrate upon the notification of the court. As of the date of this annual report, no award had been made by CIETAC for the re-arbitration. If CIETAC made an award that orders us to pay damages or is otherwise not favorable to us, our business, reputation and results of operations may be negatively impacted.

Our strategic focus on rapid innovation and long-term user engagement over short-term financial results may generate results of operations that do not align with investors’ expectations. If that happens, our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our users or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions will improve user experience and long-term financial performance, as well as our continuous investment in content production and innovation. For example, we are seeking to build long-term partnerships with our content partners, including partnerships in the pan-entertainment sector with other companies within the Tencent ecosystem, and will continue to invest substantially in producing in-house or in collaboration with content partners popular, trend-setting content catering to evolving user demands. Furthermore, as our brand awareness increases, we may continue to expand into new markets and geographic locations. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with our partners, and our business, financial condition and results of operations could be materially and adversely affected.

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

Like all internet services, our service may be vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, and similar attacks and disruptions from the unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns and cause the loss of critical data or the unauthorized access to our data or our users’ data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and we may experience cyber-attacks of varying degrees in the future, including hacking or attempted hacking into our user accounts and redirecting our user traffic to other internet platforms. Any functions that we use to facilitate interactivity with other internet platforms have the potential to increase the scope of access that hackers may have to our user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, our failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have in place systems and processes that are designed to protect our data and our users’ data, prevent data loss, disable undesirable accounts and activities on our platform, and prevent or detect security breaches, we cannot assure you that such measures will provide absolute security. We may incur significant costs in protecting against cyber-attacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.

Complying with evolving laws, regulations and other obligations regarding cybersecurity, information security, privacy and data protection and other related laws, regulations and obligations may be expensive and may force us to make adverse changes to our business. Many of these laws, regulations and other obligations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws, regulations and other obligations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

We are subject to a variety of laws, regulations and other obligations relating to the security and privacy of data, including restrictions on the collection, use, storage, transfer and other processing of personal information and requirements to take steps to prevent unauthorized access to, or the unauthorized destruction, use, modification, acquisition, disclosure, release or transfer of, personal data.

The PRC regulatory authorities have in recent years strengthened the oversight on cybersecurity and data privacy. According to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the National Data Bureau will be established under the administration of the NDRC. The National Data Bureau will be responsible for, among other things, advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and promoting the digitalization of the Chinese economy and society.

The PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the Internet or other information network. Specifically, the PRC Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

In addition, the PRC Data Security Law was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The PRC Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by regulatory authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the PRC Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the PRC Cyber Security Law and PRC Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating eligibility criteria and identifying CIIOs in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as CIIOs. As of the date of this annual report, no detailed rules or guidance with respect to the implementation of such regulations had been issued by any regulatory authorities and we had not been identified as a CIIO by any regulatory authorities. Furthermore, the exact scope of CIIOs under the current regulatory regime remains unclear. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law.

The Personal Information Protection Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.

Additionally, in December 2021, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022, and superseded and replaced the cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data processing activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to internet platform operators in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. The Cybersecurity Review Measures elaborate the factors to be considered when assessing the national security, including but not limited to the risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security. See “— Risks Related to the Group’s Corporate Structure — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Additionally, relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

Furthermore, on November 14, 2021, Regulations on Network Data Security Management (Draft for Comment), or the Draft Regulations on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Regulations on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact on national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. However, the Draft Regulations on Network Data provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review for the listing of our securities in the United States and Hong Kong pursuant to the Draft Regulations on Network Data. As of the date of this annual report, there was no schedule as to when the Draft Regulations on Network Data will be enacted. Uncertainties remain as to its enactment timeline, final content, interpretation and implementation. We cannot predict the impact of the Draft Regulations on Network Data, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations on Network Data mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, including us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On February 6, 2023, the MIIT issued the Notice on Further Improving the Service Capability of Mobile Internet Apps, or the Mobile Internet Apps Notice. The Mobile Internet Apps Notice requires further enhancement of the service capability of mobile internet apps and reiterates the need to protect the legitimate rights and interests of the users and create a healthy service ecology. Specifically, the Mobile Internet Apps Notice emphasizes, among other things, the regulation of installation and unloading activities, the optimization of service experience, strengthening personal information protection, responding to users’ demands and the implementation of responsibilities of the developer and operator of mobile apps. However, since such notice is relatively new, uncertainty remains as to its interpretation and implementation in practice, as well as its ultimate impact on our business and results of operations in the long term. Failure to comply with such requirements may subject us to penalties and adversely affect our business, financial condition and results of operations.

We believe, to the best of our knowledge, that our and the VIEs’ business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the risks and uncertainties as disclosed in this annual report. We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced and scrutinized enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. We cannot assure you that we will be compliant with these new laws and regulations described above in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other regulatory sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on or obligations of us and the VIEs generating and processing personal information and other data. We and the VIEs may be subject to additional regulations, laws and policies adopted by the PRC regulators. In response to these additional regulations, laws and policies, we and the VIEs may apply more stringent social and ethical standards in our cybersecurity and data privacy policies. To the extent that we need to alter our and the VIEs’ business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

In addition, if and to the extent we expand our operations into Europe, we may be required to comply with various laws and regulations, including the European Union (“EU”) General Data Protection Regulation (“GDPR”) or the United Kingdom (“UK”) General Data Protection Regulation (“UK GDPR”), which impose stringent obligations regarding the collection, control, use, sharing, disclosure and other processing of personal data, including obligations to notify relevant data protection authorities and affected individuals within strict time periods of applicable personal data breaches. Failure to comply with the GDPR or UK GDPR can result in significant fines and other liability, including fines up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Furthermore, any violation of the GDPR or UK GDPR by service providers that are acting as our data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and are required to comply with the notification obligations described above. While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the UK government), which creates a risk of divergent parallel regimes and related uncertainty. Legal developments in the European Economic Area (“EEA”) have also created complexity and uncertainty regarding processing and transfers of personal data from the EEA and UK to so-called third countries. Complying with the GDPR, UK GDPR and other applicable regulatory requirements may cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business.

Further, if and to the extent we expand our operations into the United States, we may become subject to numerous federal, state and local privacy and data security laws and regulations governing the collection, sharing, use, retention, disclosure, protection, transfer and other processing of personal information. For example, at the federal level, Section 5 of the Federal Trade Commission Act prohibits unfair or deceptive acts or practices in or affecting commerce (which extends to privacy and data security practices). At the state level, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, “CCPA”), broadly defines personal information and provides California residents expanded privacy rights and protections, including the right to opt out of certain sharing and sales of their personal information. Numerous other states also have enacted, or are considering enacting, comprehensive state-level privacy and data security laws that share similarities with the CCPA, with at least four such laws (in Virginia, Colorado, Connecticut and Utah) having taken effect, or scheduled to take effect, in 2023. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. There is also discussion in the United States Congress of a new comprehensive federal data privacy law. We may be required to expend considerable resources to comply with applicable laws and regulations if and to the extent we expand our operations into the United States.

Moreover, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, industry standards and other obligations, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to privacy and data security. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action.

Regulatory requirements regarding privacy and data security are constantly evolving, making the extent of our responsibilities in that regard uncertain. Any failure, or perceived failure, by us or the VIEs, or by our third-party partners, to maintain the security of personal data or to comply with applicable privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us or the VIEs to expend significant resources in responding to and defending against allegations and claims. Moreover, claims or allegations that we and/or the VIEs have failed to adequately protect personal data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us and/or the VIEs by users or partners, potentially causing us and/or the VIEs to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market price of our Class A ordinary shares and/or ADSs to drop significantly.

Our business expansion subjects us to increased business, legal, financial, reputational, and competitive risks.

As part of our growth strategy, we have continued to expand our offerings and explore new, innovative ways to attract and engage with users. For example, we have in recent years upgraded our content offerings with innovative products and entered new verticals in social entertainment, such as audio live streaming and virtual interactive product offerings. Our business expansion involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. The implementation of our expansion strategy may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently may not have. There is no guarantee that we will be able to generate sufficient revenue from these new strategic ambitions to offset the associated costs and expenses. If we fail to successfully monetize and generate revenues from new businesses, or if we fail to effectively manage the numerous risks and challenges associated with such expansion, our business, operating results, and financial condition could be adversely affected.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macro-economic environment is facing challenges. There is considerable uncertainty over the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and their near- or long-term impacts of the Chinese and global economies. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The subsequent economic and trade sanctions imposed by the North Atlantic Treaty Organization and the European Union countries, the United States and certain other countries against Russia and Belarus are expected to have significant impact on the economic conditions of the targeted countries and markets. There have also been concerns on the relationship and the trade disputes between the United States and China. We are also subject to the risks of potential loss of our deposits in the event of the closure or systematic failures of banks and other financial institutions, as well as the risks they pose to the stability of the financial system. Such closures or failure may occur due to a variety of reasons, including bankruptcy, fraud, or insolvency. The consequences of these closures can be far-reaching and may have a negative impact on the economy as a whole. Additionally, our business, financial condition and results of operations may be negatively influenced to the extent that COVID-19 continues to affect the Chinese economy, and continues to remain as a worldwide health crisis. See “— We face risks related to accidents, disasters and public health challenges in China and globally.” It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While China’s economic growth remained relatively stable, it may be hard to predict its long-term development given various uncertainties including the impact from the COVID-19 pandemic. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

We depend on our senior management and highly skilled personnel. If we are unable to attract, retain and motivate a sufficient number of them, our ability to grow our business could be harmed.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of experienced and skilled employees. Qualified individuals are in high demand, particularly in the internet content and entertainment industries, and we may have to incur significant costs to attract and retain them. Additionally, we use share-based awards to attract talented employees, and if our Class A ordinary shares and/or ADSs decline in value, we may have difficulties recruiting and retaining qualified employees.

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

The Circular on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Circular, jointly issued by the Ministry of Culture and the MOFCOM in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In addition, the Virtual Currency Circular defines “issuing enterprise” and “transaction enterprise” and stipulates that a single enterprise may not operate both types of business. Online game operators are further prohibited from distributing virtual gifts or virtual currencies to users paying cash or virtual currency through random selection methods such as lotteries, gambling or prize drawing. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Virtual Currency.”

Although we issue virtual currencies to users for cash, as advised by our PRC legal counsel, our service does not constitute virtual currency transaction services because users cannot transfer or trade these currencies among themselves. However, given the uncertainties of the interpretation and enforcement of the virtual currency related laws, regulations and policies, we cannot assure you that internet platforms, including us, will not be subject to liabilities due to the activities of third parties, including our users. On May 14, 2019, the Ministry of Culture and Tourism issued the Notice on Adjustment of Approval Scope of the Internet Culture Operation License and Further Regulation on Approval, pursuant to which Ministry of Culture and Tourism no longer assumes the responsibility for the administration of online games industry. As of the date of this annual report, no PRC laws and regulations had been officially promulgated to specify whether the responsibility of the Ministry of Culture and Tourism for supervising the online games and virtual currency will be undertaken by another regulatory authority, so it is still unclear as to whether such supervision responsibility will be re-designated to another regulatory authority or whether such regulatory authority taking on the responsibility will require similar or new supervision requirements for the issuance of virtual currencies. If there are similar or new supervision requirements for the issuance of virtual currencies or the sale, exchange or circulation of virtual gifts in the future, there is no assurance that we can meet all such supervision requirements in a timely or cost-effective manner. We cannot assure you that the PRC regulatory authorities will not take stricter actions against all internet platforms conducting business operations involving virtual currencies, including us, or will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies as virtual currency transactions or otherwise subject such transactions to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, or if our platform is deemed to be engaged in illegal or inappropriate activities relating to third parties’ misuse, we may be deemed to be engaging in the issuance of virtual currency and providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our business, financial condition and results of operations may be adversely affected.

Our advertising revenues depend on the overall growth of the online advertising industry in China and advertisers’ continued willingness to deploy online advertising as part of the advertising spend. In addition, advertisers may choose more established Chinese internet portals or search engines over our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to grow our advertising revenues may be materially and adversely affected. Furthermore, our key and long-term priority of optimizing user experience and satisfaction may limit our ability to significantly grow our advertising revenues. To the extent our philosophy of prioritizing user experience negatively impacts our relationships with advertisers, or does not deliver the long-term benefits that we expect, the success of our business, financial condition and results of operations could be materially and adversely affected.

Our ability to attract or retain direct advertisers or advertising agencies may be negatively impacted by the changing regulatory environment. As an online music and audio entertainment platform, we are subject to various PRC regulations governing online advertising. For example, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, or the MIIT Notice. Under the MIIT Notice, internet enterprises shall set obvious and effective close buttons in the splash ads of their APPs. Moreover, since the second half of 2021, the MIIT has launched a series of regulatory campaigns which imposed certain restrictions on splash ads in order to improve user experience on online platforms, including restricting the use of splash ads to redirect user traffic and allowing users to skip splash ads. Such restrictions have generally compromised advertising effectiveness of splash ads on China’s online platforms, which in turn led to a decrease in our advertising revenues. On February 25, 2023, the Administrative Measures for Internet Advertising, or the Internet Advertising Measures, was published by the SAMR which will become effective from May 1, 2023. The Internet Advertising Measures emphasizes, among other things, the responsibilities of internet advertising operators and publishers. Since the Internet Advertising Measures was recently promulgated, there remain uncertainties as to the interpretation and implementation in practice, as well as their ultimate impact on our business and results of operations in the long term. Failure to comply with such requirements may subject us to penalties and adversely affect our business, financial condition and results of operations.

Additionally, we may continue to expand our online advertising service offerings to monetize our large user base. There is no guarantee that such new advertising initiatives would be well accepted by users. Our users may not choose to continue to use our products or services if they find any of our new advertising methods or formats substantially reduce their user experience. If this were to occur, we may not be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be materially and adversely affected.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We regularly review MAUs, number of paying users, ARPPU and other metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations in China. For example, individuals who have multiple accounts and devices registered with our platform could result in an overstatement of the number of our users. We are also subject to the risk associated with artificial manipulation of data, such as stream counts on our platform. Any errors or inaccuracies in these metrics could result in less informed business decisions and operational inefficiencies. For example, if our user base is overstated by MAU and other user engagement metrics we track, we may fail to make the right strategic choices needed to expand our user base and achieve our growth strategies.

We are subject to payment processing risk.

Our users pay for our membership services, content offered on our platforms, virtual gifts and any other music and long-form audio-related services or merchandises offered by us through a variety of online payment solutions. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment network, such as delays in receiving payments from processors and/or changes in the rules or regulations concerning payment processing, our ability to provide superior user experience, including convenient payment options, may be undermined, and our revenue, operating expenses and results of operations could be adversely impacted.

Our ability to expand our user base depends in part on users being able to access our services, which may be affected by third-party interference beyond our control.

Access to our services may be affected by restrictions on the ability of our users to access websites, mobile apps and client-based desktop applications via the internet. Corporations, professional organizations and regulatory agencies could block access to the internet or our online platforms as a competitive strategy or for other reasons, such as security or confidentiality concerns, or regulatory or compliance reasons. In any of these occurrences, users may not be able to access our services, and user engagement and monetization of our services may be adversely affected.

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

In addition to traditional media, there has been increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate and as such, does not afford us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

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

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant regulatory authorities for the acquisitions and to comply with any applicable laws and regulations in different jurisdictions, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses arising from factors that may be out of our control, such as economic downturns, geopolitical tensions and closures of banks or other financial institutions, a portion of which will be shared by us in accordance with IFRS. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate, and the format of the advertisements and the way they are presented are in full compliance with applicable laws and regulations. See “Item 4. Information on the Company — 4.B. Business Overview — Regulation — Regulations on Online Advertising Services.” Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. Compliance with the applicable laws and regulations regarding the format of the advertisements and the way they are presented may also adversely affect our advertising revenues. Moreover, a majority of the advertisements shown on our platform are provided to us by third parties. While we have implemented a combination of automated monitoring and manual review to ensure that the advertisements shown on our platform are in compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of such laws and regulations. In addition, advertisers may, through illegal technology, evade our content monitoring procedures to show advertisements on our platform that do not comply with applicable laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions.

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

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and cause shareholding dilution to our existing shareholders.

We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted stock units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 436,999,865 shares as of the date of this annual report. As of April 18, 2023, 52,005,038 restricted shares and the options to purchase a total of 49,140,870 Class A ordinary shares have been granted and are outstanding, under such plans. In 2020, 2021 and 2022, we recorded RMB569 million, RMB752 million and RMB823 million (US$119 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, issuance of additional shares with respect to share-based awards may dilute the shareholding percentage of our existing shareholders.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2022 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The PRC regulators and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in regulatory policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the regulatory authorities on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue or potential changes in social trend and political policies relating to ESG could increase our regulatory compliance costs or require us to alter our practices in a way that could harm our business. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the regulatory authorities or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our Class A ordinary shares and/or ADSs could be materially and adversely affected.

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

As of April 18, 2023, Tencent beneficially owns 9.1% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, representing in the aggregate 92.6% of our total voting power (calculating using the beneficial ownership information reported in the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023). Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our Articles of Association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our Articles of Association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of the Class A ordinary shares and/or ADSs and may prevent transactions that would be beneficial to you. For example, Tencent’s voting control may prevent a transaction involving a change of control in us, including transactions in which you as a holder of the Class A ordinary shares and/or ADSs might otherwise receive a premium for the Class A ordinary shares and/or ADSs over the then-current market price. In addition, Tencent is not prohibited from selling the controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your Class A ordinary shares and/or ADSs. If Tencent is acquired, otherwise undergoes a change of control or is subject to a corporate restructuring, an acquirer, successor or other third party may be entitled to exercise the voting control and contractual rights of Tencent, and may do so in a manner that could vary significantly from that of Tencent currently.

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

Risks Related to the Group’s Corporate Structure

Uncertainties remain as to the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’s operations in China, including potential future actions by the PRC regulators, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC regulators find such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Foreign investment in the value-added telecommunication services industry and internet cultural service industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List, published by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022 with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), whereby the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. However, as this promulgation is relatively new and no detailed guidance or implementation measure has been issued, uncertainty still remains as to how it should be interpreted and implemented. As advised by our PRC legal counsel, such regulatory development does not invalidate our ICP licenses or require us to modify our current contractual arrangements according to PRC laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-video programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “Item 4. Information of the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Investment.”

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services (except for a few exceptions), internet audio-video program services, online publishing businesses, internet culture businesses, radio and television program production businesses and other related businesses in China. To ensure strict compliance with the PRC laws and regulations, the Group conducts such business activities through the VIEs and their respective subsidiaries in the PRC. Our wholly-owned subsidiaries in China have entered into a series of contractual arrangements with the VIEs and their shareholders or partners, as the case may be, which enable us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and hence consolidate their financial results under IFRS. See “Item 4. Information on the Company — 4.C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders or Partners” for further details.

If the regulatory authorities find that our contractual arrangements do not comply with their restrictions on foreign investment in the value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses and related business, or if the regulatory authorities otherwise find that we, the VIEs or any of their respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

•
revoking the business licenses and/or operating licenses of such entities;
•
discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
•
imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from the VIEs; or
•
restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to the Group’s corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with IFRS which could materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares and/or ADSs to significantly decline in value or become worthless.

Any failure by the VIEs or their shareholders or partners to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders or partners, as the case may be, to operate our business in China. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and their shareholders or partners, as the case may be, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders or partners of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations. The enforceability of the contractual agreements between us, the VIEs and their shareholders or partners depends to a large extent upon whether the VIEs and their shareholders or partners will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of the company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders or partners fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, and our ability to conduct our business may be negatively affected.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based, overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a PRC domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the PRC domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

However, given that the Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, and how they will affect our future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other financing activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

On February 24, 2023, the CSRC, Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, PRC domestic companies (which may refer to either a joint-stock company incorporated domestically that conducts direct overseas offering and listing, or a domestic operating entity that conducts indirect overseas offering and listing) that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. A PRC domestic company that provides documents and materials to securities companies and securities service providers shall abide by applicable national regulations on confidentiality in handling such documents and materials, and provide at the same time to the securities companies and securities service providers a written statement on the company’s implementation of the requirements according to the Archives Rules. Further, where a PRC domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information according to the Law of the PRC on Guarding State Secrets, other laws and regulations and the Archives Rules. The Archives Rules also stipulate that a PRC domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. However, given that the Archives Rules was recently promulgated, uncertainties remain as to the implementation and interpretation.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) a CIIO that purchases network products and services, or an internet platform operator that conducts data processing activities, which affects or may affect national security, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer which is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities in a foreign country, and (iii) relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our securities overseas, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our Class A ordinary shares and/or ADSs. If we proceed with any of such offering or maintain the listing status of our Class A ordinary shares and/or ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares and/or ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering or listing of securities overseas or to maintain the listing status of the Class A ordinary shares and/or ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

Uncertainties remain as to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of the Group’s current corporate structure, corporate governance and business operations.

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

The Guideline No.2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, or the Guideline No.2, as one of the supporting guidelines for the Trial Measures, provides that the filing documents submitted to the CSRC shall specify, among other things: (i) whether the issuer’s business, licenses or qualifications are not allowed to be controlled by way of contractual arrangements by PRC laws, administrative regulations or relevant provisions; and (ii) whether the domestic operating entities controlled by way of contractual arrangements are subject to any restricted or prohibited industries for foreign investments. The officials from the CSRC clarified at the press conference held for the Trial Measures on February 17, 2023 that, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented and whether the Group’s corporate structure will be seen as violating current foreign investment rules as we leverage contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted in investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with the VIEs and their respective shareholders or partners for a large portion of the Group’s business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders or partners, as the case may be, as well as certain of the VIEs’ subsidiaries to operate the Group’s business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our revenues in 2020, 2021 and 2022.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs that are companies, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level, and to exercise our rights as a managing partner to effect changes of the management and executives of the VIEs that are partnerships. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders or partners of their respective obligations under the contracts to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The shareholders or partners of the VIEs may not act in the best interests of the company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs and their respective shareholders or partners. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings. See “— Any failure by the VIEs or their shareholders or partners to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the VIEs and their respective shareholders or partners may not be as effective in controlling our business operations as direct ownership.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us.”

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

The shareholders or partners of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders or partners of the VIEs may have actual or potential conflicts of interest with us. These shareholders or partners may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders or partners may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders or partners will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders or partners and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders or partners, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainties as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIEs.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations, including the ICP License, the AVSP and the ICO License. The contractual arrangements contain terms that specifically obligate the VIEs’ shareholders or partners to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders or partners breach the terms of these contractual arrangements and voluntarily liquidate any of the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or partners or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us.

In 1979, the PRC began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Unlike some other law systems, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Our PRC subsidiaries, the VIEs and their subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and the enforcement of these laws, regulations and rules involve uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The regulatory authorities have significant oversight over our business and may influence our operations as the regulatory authorities deem appropriate to further regulatory, political and societal goals. The regulatory authorities have recently published new policies that affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the regulatory authorities have also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the regulatory authorities, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

In addition, PRC laws and regulations relating to the provision of online music and audio content are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC regulatory authorities may promulgate new laws and regulations regulating the provision of online music and audio content in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the provision of online music and audio content. Moreover, developments in the market for online music and audio content may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online music and audio entertainment platforms like us, which could materially and adversely affect the Group’s business and operations as well as the value of our ADSs and/or Class A ordinary shares.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Our platform regularly serves a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

Substantially all of our operations are located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many aspects, including the degree of level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese regulators continue to play a significant role in regulating industry development by imposing industrial policies. The Chinese regulators also have significant influence over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse changes in economic conditions in China, in the policies promulgated by the Chinese regulators or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese regulators have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by regulations over capital investments or changes in tax regulations. In addition, in the past the Chinese regulators have implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may impact economic activity in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and influence our business and operating results.

We face risks related to accidents, disasters and public health challenges in China and globally.

Accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the outbreak of coronavirus, or COVID-19, had caused us to take specific precautionary measures intended to minimize the risks of COVID-19 to our employees, users, artists and business partners, including temporarily requiring our employees to work remotely and canceling or postponing sponsored offline events and activities, thus compromising our efficiency and productivity during such periods, and requiring us to incur additional costs, slow down our branding and marketing efforts, and resulting in short-term fluctuations in our results of operations. China began to modify its COVID-19 policy in late 2022, and most of the travel and other public health restrictions were lifted in December 2022. There were surges of COVID-19 cases in many cities in China during this time, which disrupted normal business activities. Our results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. Additionally, as COVID-19 has evolved into a worldwide health crisis that has adversely affected the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our users, business partners and services and therefore materially adversely affect our business, financial condition and results of operations.

Regulation on information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC regulators have adopted regulations governing the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

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

In response to the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC regulators may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with the SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium- or long-term loan to be provided by us to the VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC subsidiary.

In addition, on October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions, which refers to the Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

According to the Notice of the PBOC on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or the VIEs may be significantly limited, which may adversely affect our business, financial condition and results of operations. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our financing activities to fund the establishment of new entities in China by the VIEs or their respective subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations. Even though SAFE Circular 28 allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, uncertainties still exist in relation to its interpretation and implementation.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulators changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (“IMF”) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authorities may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The regulatory authorities in China impose foreign exchange controls on the convertibility of the Renminbi, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to the company. However, approval from or registration with appropriate regulatory authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. Access to foreign currencies for current account transactions may be further restricted in the future as the applicable laws, regulations and policies evolve. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders and holders of the ADSs.

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

The Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China was adopted and became effective on August 1, 2022, which stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the operators to file the concentration of undertakings.

In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-Monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In February 2021, the SAMR promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms, aiming to improve anti-monopoly administration on online platforms. The Anti-Monopoly Guidelines for Internet Platforms operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. However, considering the uncertainties as to the interpretation and implementation of the Anti-Monopoly Guidelines for Internet Platforms, we may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in regulatory investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

In July 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. We shall also discontinue any arrangement where we offer high advance licensing payment to and seek preferential licensing terms from copyright owners without reasonable grounds. Tencent and we have terminated all existing exclusive music copyright licensing arrangements with the relevant upstream copyright holders subject to certain limited exceptions specified in the decision as of the date of this annual report, and we will pursue nonexclusive collaborations with upstream copyright holders. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem any other past and future acquisitions or investments involving us to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for any failure to file the notification of concentration and request for review or otherwise, we or our parent could be potentially subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations. Pursuant to the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China that came into effect on August 1, 2022, the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose on it a fine of not more than 10% of its last year’s sales revenue, if the concentration of undertakings has or may have an effect of excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB 5,000,000 may be imposed on operators. On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. Since the above-mentioned laws and regulations are relatively new, uncertainty still remains as to the interpretation and implementation of such laws and regulations.

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

The SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant regulatory authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular of SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Companies, promulgated by the SAFE in 2012. Pursuant to the circular, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations. Failure to complete SAFE registration requirements may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information of the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents — Employee Stock Incentive Plan.”

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities. See “Item 4. Information of the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents — Employee Stock Incentive Plan.”

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated regulatory agencies for the benefit of the Group’s employees. The relevant regulatory agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries and VIEs have historically failed to promptly make social insurance and housing fund contributions in full for their employees. In addition, certain of our PRC subsidiaries and VIEs engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that our PRC subsidiaries and VIEs shall make supplemental social insurance and housing fund contributions or that our PRC subsidiaries and VIEs are subject to fines and legal sanctions in relation to failure to make social insurance and housing fund contributions in full for the Group’s employees, our business, financial condition and results of operations may be adversely affected.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Since, to our knowledge, a majority of our management members are currently based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises (including the holders of the ADSs that are enterprises). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders who are individuals) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares and/or ADSs.

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

Trading in our securities may be prohibited under the HFCAA and U.S. national securities exchanges, such as the NYSE, may determine to delist our securities if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the HFCAA in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding Sino-U.S. relations. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. This would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to new or additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to the ADSs or our Ordinary Shares

If we change the listing venue of our securities, including delisting from either of the NYSE and the Hong Kong Stock Exchange, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange.

As a company listed on the NYSE and the Hong Kong Stock Exchange, we are subject to various listing standards and requirements that are aimed at protecting your rights as shareholders of our company, subject to certain applicable permitted exceptions. If we choose to change the listing venue of our securities, including delisting from either exchange, you may lose the shareholder protection measures afforded under the regulatory regimes of the applicable securities exchange. In particular, various factors will be taken into consideration by our company in relation to the circumstances under which it may be considered not desirable or viable for the shares to remain listed on a certain stock exchange, such as the then regulatory environment of the listing venue and whether the additional compliance cost arising by remaining listed in a particular stock exchange will be unduly burdensome for our company to further its interest, realize its vision or implementing certain business plans.

The trading price of our ADSs and Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs and Class A ordinary shares is likely to be volatile and could fluctuate widely due to multiple factors, many of which are beyond our control. The price and trading volumes for our Class A ordinary shares and/or ADSs may be highly volatile for various factors, including the following:

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
•
general economic or political conditions in China or elsewhere in the world;
•
announcements of new regulations, rules or policies relevant for our business;
•
additions or departures of key personnel;
•
any share repurchase program;
•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•
potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares and/or ADSs will trade.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. Moreover, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares and/or ADSs. Volatility or a lack of positive performance in our Class A ordinary shares and/or ADSs price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or volume for our Class A ordinary shares and/or ADSs to decline.

Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

As of April 18, 2023, Tencent, together with its affiliates, beneficially owned 9.1% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, and held in the aggregate 92.6% of our total voting power. As a result of this dual-class share structure, Tencent will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. Moreover, Tencent may increase the concentration of its voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

Techniques employed by short sellers may drive down the trading price of our Class A ordinary shares and/or ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying an identical number of securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant listed company and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the trading price of our Class A ordinary shares and/or ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our Class A ordinary shares and/or ADSs could be greatly reduced or rendered worthless.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their trading price.

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our existing shares have the right to cause us to register under the Securities Act of 1933, or the Securities Act, the sale of their shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, the holders of our Class A ordinary shares and/or ADSs must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to the holders of our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which the holders of our Class A ordinary shares and/or ADSs purchased the Class A ordinary shares and/or ADSs. The holders of our Class A ordinary shares and/or ADSs may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

Our Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our Articles of Association contain provisions to limit the ability of others to acquire control of the company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Articles of Association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some other jurisdictions. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders; shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. In contrast, Cayman Islands law relating to the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a court in Hong Kong.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our Articles of Association, special resolutions passed by our shareholders and our register of mortgages and charges) or to obtain copies of registers of members of these companies. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as (i) director’s power to create preferred shares, (ii) director’s power to cancel general meeting, (iii) that shares in our company that are beneficially owned by our company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of our outstanding shares at any given time, and (iv) that the quorum necessary for the transaction of the business of our board of directors may be fixed by the directors, and unless so fixed, the quorum shall be a majority of directors then in office and a majority of the directors appointed by Min River.

As a result of all of the above, our public shareholders may face more difficulties in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. There are legal and other restrictions in China to providing information needed for regulatory investigations or litigation initiated outside China. For example, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The authorities in China are seeking to establish regulatory cooperation mechanisms with the securities regulatory authorities of other countries or regions to implement cross-border supervision and administration. For example, on August 26, 2022, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol with the PCAOB, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Subsequently on December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Despite these efforts, there remains uncertainty as to the ability of overseas securities regulators to directly conduct investigations or evidence collection activities within China, which may increase difficulties faced by you in protecting your interests.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that the investors consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If any of the holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the Class A ordinary shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In the event that the depositary does not receive your voting instructions by a certain deadline set out in the voting materials, the depositary shall deem you have instructed the depositary to give a discretionary proxy to a person designated by our company. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs and Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares and ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs and/or Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs and/or Class A ordinary shares.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries and jurisdictions other than the United States or Hong Kong. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We have followed and intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; (iii) a compensation committee composed entirely of independent directors; and (iv) an audit committee composed of at least three members. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in an active conduct of a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, we believe it is reasonable to take the view that we were not a PFIC for our 2022 taxable year. However, we have not conducted a detailed analysis of the composition or valuation of our assets and therefore cannot provide any assurance that we were not in fact a PFIC for our 2022 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2022 taxable year, if our market capitalization declines we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owns ADSs or Class A ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information — 10.E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Rules.”

Our ADS holders may experience dilution of their holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our ADS holders may be subject to limitations on transfer of their ADSs.

In certain cases, our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or regulatory body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. Complying with these rules and regulations applicable to public companies has increased our accounting, legal and financial compliance costs, making certain corporate activities more time-consuming and costly. We also incur additional costs as a result of our listing on the Hong Kong Stock Exchange. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future. In the past, shareholders of a public company in the United States often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

We are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the Listing.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on NYSE may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate. Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of ADSs or deposits in, or withdrawals from, our ADS facility.

In connection with our secondary listing by way of introduction in Hong Kong in September 2022, we established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those that may be withdrawn from the ADS facility, will be registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate deposits in and withdrawals from the ADS facility and trading between the NYSE and the Hong Kong Stock Exchange, we moved a majority of our Class A ordinary shares represented by ADSs from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading of ADSs or deposits in, or withdrawals from, the ADS facility of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading of ADSs or deposits in, or withdrawals from, the ADS facility of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisers on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading of ADSs or deposits in, or withdrawals from, our ADS facility, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.

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
•
Lazy Audio: We launched Kuwo Changting, our long-form audio app, in April 2020. In April 2021, we integrated Kuwo Changting with Lazy Audio, a well-established audio platform in China operated by Shenzhen Lanren which we acquired in March 2021, and re-imaged the brand Lazy Audio (formerly branded as Lanren Changting during the relevant periods).

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

Acquisition of Shenzhen Lanren

In January 2021, we entered into a definitive agreement to acquire 100% equity interest of Shenzhen Lanren, which operates Lazy Audio, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition awards to Shenzhen Lanren’s management team. Founded in 2012, Shenzhen Lanren provides entertainment in the forms of audiobooks, Chinese comedy, podcasts and other radio shows to customers via its comprehensive audio platform Lazy Audio. It monetizes via different channels, including pay per title, subscription payment for content, and advertising. Lazy Audio has developed into a thriving community with strong user interactions and engagement, providing superior content and services to audio users across China. Our acquisition of Shenzhen Lanren was completed in March 2021. In April 2021, we integrated Kuwo Changting with Lazy Audio and re-imaged the brand Lazy Audio (formerly branded as Lanren Changting during the relevant periods).

Listing on the Hong Kong Stock Exchange

In September 2022, we completed the secondary listing, by way of introduction, of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. On September 21, 2022, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares under the stock code “1698,” and the stock short name is “TME-SW.” Since no offering and sale of any additional Class A ordinary shares was made, we did not receive any proceeds from the secondary listing by way of introduction. The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

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

4.B. Business Overview

Who We Are

Music is a universal passion. No matter who we are, where we come from, we all have our favorite songs, albums or artists. Music enriches our lives by reaching us in deeply personal ways and connecting us with each other through engaging, social and fun experiences. We are pioneering the way people enjoy online music and music-centric social entertainment services.

We offer an all-in-one online entertainment experience for people to discover, listen, sing, watch, perform and socialize around music. To bring a more diversified experience to our users, we have also expanded our platform to offer long-form audio services. We believe music and audio content can deliver experiences that are visual, immersive, interactive, socially engaging and fun.

Just as we value our users, we also respect those who create content. This is why we champion copyright protection and work relentlessly to support our content partners with broad audience outreach and valuable resources and technology. Through years of efforts, we help promote a more sustainable music entertainment industry in China. Our scale, technology, commitment to copyright protection, and ability to promote original works have made us a preferred partner for musicians and content owners.

We are the largest online music entertainment platform in China in terms of MAU as of December 31, 2022.

What We Offer on Our Platform

The TME platform is an all-in-one music and audio entertainment destination that allows users to seamlessly engage with a broad range of music and audio content in many ways, including discovering, listening, singing, watching, performing and socializing. We adopt a dual engine content-and-platform strategy to constantly enrich content offerings on our platform, while empowering content creation and distribution and delivering a compelling user experience. Through our vibrant community, technologies, and visual and interactive features, we enhance our user experience, engagement and retention.

•
Online music services, primarily our QQ Music, Kugou Music and Kuwo Music, enable users to discover, enjoy and share music in personalized ways. We provide a broad range of features for music discovery, including smart recommendations, music ranking charts, playlists, official music accounts and digital releases. We also offer comprehensive long-form audio content including audiobooks, podcasts and talk shows, as well as music-oriented video content including music videos, live performances and short videos.
•
Social entertainment services allow our users to sing, watch and socialize on our platform. We deliver online karaoke services primarily through WeSing, which enables users to sing along from our vast library of karaoke songs and share their performances either in audio or video formats with friends. We also deliver music-centric live streaming services primarily through the “Live Streaming” tab on QQ Music, Kugou Music, Kuwo Music, WeSing, Kugou Live and Kuwo Live, providing an interactive online stage for performers and users to showcase their talent and engage with a diverse audience base.

A Unique Online Music Entertainment Experience

We have four major apps — QQ Music, Kugou Music, Kuwo Music and WeSing — through which we provide online music and social entertainment services to address the diverse music entertainment needs of a massive audience in China. We also offer Lazy Audio, our dedicated long-form audio app as an effective complement to our flagship music-centric mobile apps. These apps are highly complementary to each other as they focus on different content categories and target diversified groups of audience. Over the years, we have purposely built them to serve the broad user demographics across China with content curation and recommendation that suits their differentiated tastes and preferences.

From a content library perspective, QQ Music, Kugou Music and Kuwo Music are substantially integrated as they share access to all of the tracks that we license from music labels. At the same time, we have a high degree of user overlap between our online music services and social entertainment services as a result of the complementary nature of our products that organically direct user traffic from our online music services to our social entertainment services, and vice versa. We also adopt a holistic approach in operating our online music services and social entertainment services in terms of content sharing, user engagement, technology development and support, and monetization.

Besides our major apps, we also offer certain ancillary products, services and initiatives designed to engage both users and content creators through diversified music formats and mediums. All of these form part of our broader music entertainment ecosystem, which distinguishes us from our peers. For example, we offer TME Live, our proprietary online-and-offline music concert initiative, as well as Tencent Musician Platform, an online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience. We have also launched AIGC tools to empower music-related content creation and enhance production efficiency. In 2022, we unveiled our virtual pop idols, who we brought to life with original content, unique voices, dance moves, and more. Our virtual performers can generate a record-grade vocal print, which is developed by TME LYRA LAB’s LyraSinger Engine. These ancillary services and initiatives were developed to serve our large, growing network of content creators, including both established and emerging artists. Through these ancillary services and initiatives, we are able to continuously diversify our content offerings, strengthening the bonding between artists and their audience. See “— Our Content — Our Content Strategies — Cultivating Aspiring Artists” for more information about Tencent Musician Platform. We currently do not rely on these ancillary services and initiatives to generate any material revenues or profits. However, by allowing users to listen, sing, watch and share music in different ways and in a variety of use cases, they greatly complement our major music apps and form an essential part of the all-in-one music and audio entertainment ecosystem that offers a one-stop experience to all users.

Online Music Services

We deliver our online music services primarily through QQ Music, Kugou Music and Kuwo Music, each of which has attracted a large and avid user base. We purposely built these mobile apps to serve the different user demographics across China with music that suits their differentiated tastes and preferences. Through QQ Music, we offer a comprehensive music library and a broad range of music-oriented video content, with a focus on popular artists and leading hits for younger music lovers in metropolises in China. Kugou Music offers a broad set of entertainment features, with a mass market focus and strong user penetration in broader geographies. Kuwo Music primarily focuses on selected genres and segments, such as DJ mixes and children’s songs, to cater to users’ diverse music preferences. While maintaining complementary focuses of content curation and recommendation, QQ Music, Kugou Music and Kuwo Music are substantially integrated in terms of our comprehensive content library as they share access to the tracks that we license from music labels.

Users may use basic features on QQ Music, including streaming, without logging in. To purchase subscription packages and enjoy additional features, such as creating personal playlists, users need to log into QQ Music, which requires a Weixin or QQ account. Users may register with and access our online music services on Kugou Music and Kuwo Music using their mobile phone numbers, or through their Weixin or QQ accounts.

We make enjoying to music simple and fun through discovery and personalization:

•
Listening experience and beyond.
•
Advanced music player. We offer various functions to enhance user experience, such as sound quality optimization, shuffle play, day/night modes and music caching. We have also developed a variety of audio settings that fit different songs, use cases, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices. A wide selection of proprietary sound effects is at users’ option, catering to their diverse music tastes and preferences. For instance, Kugou Viper Sound innovatively developed a three-dimensional sound effect to resemble music live, offering users a novel and fun listening experience. Moreover, we are the first music platform in China to offer Dolby Surround Sound effect to our Super VIP Membership subscribers and in-car users, offering them immersive audio experience. In addition, we provide an innovative feature called Muse Engine that facilitates automated production of music posters on a large scale, utilizing melody and lyrics as the input.
•
Attractive video content. As our collaboration with Weixin Video Accounts grows stronger, we are consistently enriching the music video content on both TME platforms and Weixin Video Accounts. This in-depth collaboration in music promotion is proving to be highly valuable for our musicians. Based on our understanding of user preferences, the music-related video content we provide to Weixin Video Accounts is immensely popular among Weixin users, and ranks among the best in the music category of Weixin Video Accounts. We encourage user engagement by allowing WeSing users to share their own music video performances on Weixin Video Accounts. Additionally, to make music listening more fun, we added visual elements to our content offerings, allowing users to enjoy a visual feast while playing a song. For example, by embedding music videos in music streaming pages, we created video-based music products, further catering to the needs of users for consuming music videos and bringing in a more immersive audio-video experience.
•
Personal homepage. Users have their own customized homepages where they can manage their playlists and access recently downloaded and/or streamed music content. It also provides various functions, such as following artists, purchasing subscription packages, tracking activity data and changing app themes.
•
Music discovery.
•
Search. Users can discover music content through our powerful search engine. They can search music content across playlists, music charts, artists and genres. Our award-winning song recognition tool allows users to discover a randomly heard track of music without having to know a single key word.
•
Smart recommendations. With our algorithms that intelligently detect users’ evolving music tastes, we then recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. We have been improving the efficiency in content curation and accuracy of smart recommendations by utilizing deep learning and data analytics, which has resulted in a substantial increase in average daily streams and user engagements for both online music and social entertainment services. As we expand our content library, we continue to improve our knowledge about music and users’ preferences by refining our music metadata tagging. This allows us to further enhance our music discovery and recommendation capabilities.
•
Music charts. As part of our dedication to promoting healthy and sustainable industry development, we strive to establish inclusive and professional music charts that accurately assess and reflect China’s music industry. To achieve this, we have created the TME Chart, which is supported by our data-driven TME Uni Chart and our expert review-based TME Wave Chart. Together, they form a robust music rating infrastructure that aligns with our mission.
•
Curated playlists. We offer curated playlists covering a wide variety of genres, themes, languages and moods. We are also adapting to the preferences of younger music users by adding genres such as urban, electronic dance music (“EDM”), animation, comic and gaming, as well as Chinese Ancient Style. Our extensive playlist offerings include curated playlists created by our music editorial team, machine-generated playlists, and user-generated playlists. We also encourage users to create their own playlists to share, thereby further amplifying their exposure within our online music community. Our interactive playlists can be jointly built and edited by multiple users, allowing users to break through the barriers of time and place while dynamically integrating listening with social interaction.
•
Official music accounts. Users can subscribe to their favorite official music accounts operated by both established and aspiring artists, columnists and other music industry key opinion leaders. Through their official music accounts, owners can upload and share songs, videos, literature, photos and other music-oriented content.
•
Social experience.
•
Facilitate interactions among friends. Our platform delivers a superior and unique social music experience. Users can share their songs or playlists via Weixin or QQ and other major social platforms. Furthermore, we have upgraded the synchronized listening feature in QQ Music to encourage interactions among friends. While listening to a song, users can interact with others listening to the same song by posting and exchanging comments. They can also create their own lyrics posters and share them with friends.
•
Help users connect with those sharing common interests. We provide users with various exciting ways to interact with their favorite artists, including enjoying digital singles and albums released by artists. As we aspire to connect people through music, our social and community-building efforts also focus on interactions among not only friends and families but also strangers with a shared passion for music. We also launched an entertainment feature on QQ Music, Tan Go, which allows users to play with and truly feel the rhythm of selected songs by touching the keypads on the screen and following the tempo of the songs. Additionally, we introduced VR Listen Together on TMELAND, which enables users to gather their avatars in virtual settings such as camping, rooftop chats, and New Year celebrations to listen to content together. We also offer the Leap of Heart function to enable a user to listen to songs another user is listening to with just a single click. These efforts have enabled users to stay connected with their friends and even strangers through music, to discover music that is trending around them and to share music with those they care about. This in turn allows us to gain useful insight to improve music discovery and recommendations for our users.

Our Long-form Audio Offerings

We provide extensive, diverse long-form audio content offerings covering a broad range of selected genres and segments such as audiobooks, podcasts, cross talks and talk shows. In an effort to expand and diversify our long-form audio content, we have enriched our podcast ecosystem and bolstered our joint content operations with popular IPs. As a result, mid- and long-tail podcast hosts are flourishing within the TME ecosystem. To further strengthen our long-form audio content offerings, we have added more audiobooks based on novel IPs, as well as self-produced paid children's literature. In addition, we have enhanced our Text-to-Sound (TTS) technology to facilitate and supplement podcast content production.

As we grow our long-form audio offerings, we have designed our products to unlock significant value from both music and standalone long-form audio apps. This approach allows us to leverage our massive existing music user base to drive penetration of our long-form audio content offerings.

Social Entertainment Services

As users are increasingly looking for a variety of entertainment that goes beyond listening to music on our platform, we offer users simple and entertaining ways to sing, watch and socialize, whether it is with a friend, a group of friends, or other users on our platform. Our music-centric social entertainment services include online karaoke social community and live streaming of music performances.

Online Karaoke Social Community

Karaoke is a popular way of enjoying music in China, whether at a weekend party, a family event or a simple social gathering. This is what inspired us to introduce our online karaoke social community in 2014 — to make it easier for users to sing and have fun with friends. Our online karaoke social community is a platform for users who want a simple stage to share their love of music and singing, or a springboard to launch their careers as the stars of tomorrow.

We deliver online karaoke services primarily through WeSing, China’s leading online karaoke social community, as well as the “Sing” function on Kugou Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular. Over these years, we have continued to establish WeSing as a social entertainment platform with singing at its core. Our focus is to engage users by demonstrating the power of singing in socializing, celebrating and supporting our community in a meaningful way, and creating tools that deliver a more personalized and enjoyable singing experience. We currently require users to register with and access services and functions on WeSing using their

Weixin or QQ accounts, as WeSing is primarily used by users to socialize with their friends on Weixin or QQ through music. Such linkage between WeSing and Weixin or QQ has in turn also enriched Tencent’s content ecosystem by providing Weixin or QQ users with convenient access to our content. We also offer the WeSing Lite app with streamlined functionality designed to attract users who may appreciate a simpler interface.

Users can sing along from our vast library of karaoke songs and share their performances, either in audio or video formats, with users connected on Weixin or QQ. Karaoke songs recorded by users significantly augment our user-generated music content library.

WeSing has functions and features designed to drive user engagement, social interaction and entertainment, including:

•
Singing features. Users can record their karaoke songs in audio and video formats. They can not only sing alone, but also sing duets with celebrities or other users and then make a complete song to share with their friends. Users also receive a system-generated assessment of their performance which helps them continue improving their singing. In addition, users may edit recordings of karaoke songs with a large selection of special audio and visual effects, or record songs at offline mini-KTV booths and share their performances online. To make the singing functions more accessible to mass users and improve recording performance and online singing experience, we have continuously upgraded the audio and video recording tools, including multi-genre remix, auto-tune and quick sing, making it simpler and fun for users to create and publish recordings. WeSing also pioneered the industry’s voice synthesis technology, allowing music rookies to create a virtual singer based on their own voice.
•
Virtual karaoke rooms. Users can create virtual karaoke rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts and holding sing-offs for most likes and gifts. In addition, WeSing’s multi-person singing rooms, available in both video and audio formats, have consistently enhanced real-time interaction scenarios on the platform. Our Friend Karaoke Room also enables families and friends to sing, chat, play and socialize, bringing the offline karaoke experience online for our users to enjoy real-time social interactions. We have also upgraded WeSing’s online karaoke rooms to offer a broader suite of online singing experience, including different party sizes ranging from solo and duet to small and large groups, as well as catering to different needs, such as singing-on-demand, sing along on demand, singing practice and cross-room activities.
•
Online singing groups. Users can discover and join a larger online singing group of people sharing common music interests. Online singing groups provide users with a great way to create online music communities, meet new like-minded friends, improve their singing performances and have fun socializing online. We also introduced an online service model featuring on-demand vocal accompaniment. This effectively mobilizes karaoke stars on the platform with potential commercialization opportunities to reward their singing talent.
•
Live performance. Users can stream their singing performance through interactive live streaming sessions where users can interact with others by chatting and giving virtual gifts.
•
Value-added services. While users may access our basic karaoke functions free of charge, they can also purchase virtual gifts to send to their favorite singers and subscribe for memberships that come with value-added functions, such as higher soundtrack resolution, additional app themes and access to singing tutorial programs.
•
Multi-media content enrichment. We use full-screen videos for our user interface design on the recommendation page to make content browsing more immersive and engaging. We also enhanced the recommendation algorithms for greater content exposure and interaction experience. In turn, such technology improvements have incentivized users to publish more content, generating a virtuous cycle for users to create, publish and share content on the platform.
•
Content creation. We have continued to popularize the music creation process within WeSing, encouraging more users to become content creators. We also provide users with a virtual stage background and avatar for video recording, as well as the option to create a personalized short video by simply recording their voices with a semi-finished video supplied by WeSing.

Live Streaming of Music Performances

Live music performances provide real-time interactions compared to recorded content. They can be exciting, exhilarating and engaging. This motivated us to provide a venue for performers to express themselves, share their creative work and for audiences to enjoy a completely different, interactive music entertainment experience.

We offer live streaming of music performances primarily through the “Live Streaming” tab on QQ Music, Kugou Music, Kuwo Music, WeSing, Kugou Live and Kuwo Live. Having these multiple live streaming platforms built in our core music apps allows us to organically attract the massive online music user bases of each of our music apps to our live streaming offerings and seamlessly serve their diversified social entertainment needs for visual and interactive content. Professional artists and other performers alike can stream their singing and other performance to a vast online audience, fostering a vibrant online social music entertainment community.

We offer users the option to register with and access our live streaming services using their Weixin or QQ accounts. Alternatively, users may also register with and access our live streaming services using their mobile phone numbers, without Weixin or QQ accounts.

Our live streaming platforms cultivate an engaging and interactive environment for both the live streaming performers and the audience to create, discover, socialize and have fun together, mainly featuring the following:

•
Music-centric live streaming content. Our live streaming content features a broad range of performance categories such as singing, instrument playing and DJ performances by both professional artists and other performers. Most of our live streaming users also use our online music or online karaoke services. Our data analytics technology enable us to provide recommendations of relevant live streaming content based on what our users are listening to or singing on our platform. For example, when a live streaming performer on Kugou Live performs a song, a message bubble pops up instantaneously on Kugou Music notifying users listening to the same song. This allows users to seamlessly access this performer’s live streaming sessions on Kugou Live. As an integral part of our international expansion strategy, we will seek to bring our quality live streaming content to international users.
•
Music events and talent shows. To further diversify our live streaming content offerings, we offer virtual concerts performed by professional artists as well as music events, music variety shows and fan meetings on our live streaming platforms to allow our users to support and interact with their favorite artists through various ways.
•
Social functions. Our social features make everyone a part of the show. Performers and users interact in various formats, such as voice and text chatting, video chatting, rating a performer’s performance and sending virtual gifts. On our platforms, live streaming performers can engage in a variety of real-time singing and performance contests against each other, where users can send virtual gifts to their favorite performers. Users can also request to have a favorite song performed by a live streaming performer by sending a virtual gift. At any time during a live streaming session, users may choose to follow a performer they adore to receive notifications of future performances.
•
Cultivation of music talents. We believe that our audio livestreaming business, combined with our expertise in artist incubation, provides ample space and support for our musicians to grow. Leveraging our experience in nurturing rising talent, we are creating more opportunities for our indie musicians to develop into promising live streaming performers. For example, in 2022, our self-produced hits such as “Puppetry” and “Echo” drove substantial growth in the number of fans for their respective artists, resulting in increased copyright revenue and live streaming income. We are also fostering a closer connection between audio live streaming and our music platforms. Following the successful expansion of audio live streaming by QQ Music, Kugou Music has now begun to establish its presence in this field. This has enormous growth potential, given its massive user base for music.

We encourage our live streaming performers to sing and engage in other music performance on our platform. Our live streaming platform becomes a large stage for performers to captivate and engage audience with similar interests and easily access attractive revenue opportunities, enabling them to develop their artist image and pursue their goals of becoming popular artists. Live streaming performers on our platform include professional artists and aspiring performers, as well as ordinary people who want to share their music.

We seek to establish and maintain stable, mutually beneficial relationships with live streaming performers. In particular, as part of our content strategies, we nurture promising live streaming performers and help them reach a wider audience and make a living from their performances. We provide them with performance training and promotion support to increase their exposure. Our platform further provides a differentiated way for live streaming performers to engage with their audiences and reach a larger audience base to raise their profiles in the industry.

We help popular live streaming performers release new singles and albums. This not only enriches our comprehensive music content offerings but also attracts more traffic to both of our music and live streaming services, increasing user engagement and loyalty on our platform.

Live streaming performers are required to enter into a cooperation agreement with us. Such agreements generally contain provisions that require the performer to live stream on our platform with typically a one-to-three-year term. We have a revenue sharing model in which the performers (and their talent agencies, if applicable) share with us a percentage of the virtual gift sales generated from their live streams.

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

In order to provide users a consistent and cohesive listening experience, we started to forge Internet of Things (“IoT”) partnerships with leading manufacturers of cars, smart speakers and smart watches in 2019, which provided further channels for user acquisition. As a new music content consumption channel, IoT enhances our ability to effectively roll out and promote new music content to a wider audience in a broader set of use cases in users’ daily lives, making our services more accessible and more convenient to our users. We also expanded our coverage of a broader set of music usage scenarios, integrating with smart speakers, in-car audio systems, smart watches and TV, and making inroad into the public performance market.

Our Content

We are dedicated to building a comprehensive and up-to-date content library covering our users’ favorite content across both genres and formats. We have a comprehensive content library with over 150 million music and audio tracks as of December 31, 2022.

Diverse Content Library

We offer a diverse range of professional as well as user-generated recorded and live content across various formats. Our content generally spans five different types:

•
Songs.
•
Features songs performed by both established and aspiring artists in China and around the world.
•
Underpinned by a comprehensive original content production system leverages our technology capabilities and deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music.
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
•
Live streaming of music performances. Professional artists along with aspiring and other performers stream music and other performances in real time to our online audiences. These live streams allow users to experience and enjoy live music performances and interact with the performers in a variety of ways. Additionally, we offer live streaming of more professionally organized online concerts and music events for more established artists.
•
Recorded video and audio. Various recorded music-oriented video content, such as full-length music videos, short videos, both professionally- and user-generated, behind-the-scenes footage, artist interviews, music-focused variety shows and music awards shows, as well as audiobooks, podcasts and talk shows covering a diverse set of topics on children, education, history and humanity, among other things.
•
Karaoke songs. Millions of online karaoke songs and the related user comments, which further expand the breadth of our music content offerings, enhancing our user experience and engagement.
•
Reviews and articles. We supplement our music content offerings through an enormous library of reviews and articles about music and artists, written or curated by our in-house editorial team. We place links to the featured music in the articles to provide users with even more choices of content.

Our Content Strategies

Partnering with Music Labels and Leading Industry Players

Currently, we primarily license top hits and premium content from major domestic and international music labels for a broad audience base. All the tracks that we license from music labels are generally available to users across our online music apps and, to the extent permitted by the terms of our licensing agreements with the licensors, our social entertainment products, except under certain circumstances where the artists or rights owners require us to publish their content under specific subscription packages or in a specific format. See “— Content Sourcing Arrangements.”

Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective platforms for music labels and artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us valuable opportunities to collaborate on new album releases, music events and other initiatives. We also collaborate with established artists and major music labels to promote and release digital albums for our massive user base.

We are continuously diversifying across content type, genres and formats on our platform. Additionally, while broadening our offering of copyrighted music, we have also been working closely with industry participants, artists and other partners to create and produce more differentiated content, and co-produced dozens of chart-topping songs across gaming, film, literature and comic categories.

In addition, we have collaborated with leading music charts and magazines worldwide to increase the exposure of Chinese artists and songs globally. Built on our collaborations with Billboard, we have announced the integration of TME UNI Chart as the only music chart from mainland China on Billboard. Additionally, we jointly released the 2022 Annual Music Report with Billboard, which attracted a record-high number of visitors. We have also supported the growth of Chinese musicians such as Pan Yunqi, who has quickly risen to become a rising star. By partnering with Coca-Cola's music event in the fourth quarter of 2022 and promoting her through Billboard's global network, we were able to help her gain more recognition. Furthermore, Pan Yunqi came in third place in The Voice of China 2022 and was featured on the cover of Billboard's December 2022 issue.

We also seek to deepen our partnerships with the broader Tencent ecosystem to create new music entertainment experiences and content. Throughout 2022, we expanded our collaboration Weixin Video Accounts to enrich users’ visual experience and explore new avenues to distribute music and video content. For example, we deepened the collaboration between TME Live and Weixin Video Accounts, allowing a broader user base to participate in concerts and experience innovative online-merge-offline interactions. We also offer a song recognition feature in Weixin Video Accounts that can automatically identify the background music of videos from Weixin Video Accounts, direct users to QQ Music to listen, and allow users to set such music as their Weixin ringtone or use in their own videos.

Enhance In-House Original Content Development Capabilities

We continue to invest in original content production to meet user demands for diverse forms of music entertainment. We have established a comprehensive set of original content production capabilities that leverage our technology capabilities and deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music. For instance, we launched a smart music assistant functionality, enabling creators to quickly make decisions through our proprietary predictive content discovery model (the “PDM”) at key stages of the music production process, such as demo screening, and trade of lyrics and melody. We also rolled out a voice synthesis technology, Lingyin Engine, to quickly and vividly replicate singers’ voices for use in original songs of any style and language. See “— Technology and Data Capabilities — Technology” for details. Furthermore, we have developed a number of content promotion tools that integrate our internal and external promotion resources, providing a one-stop service to help artists and songs reach the targeted audience and gain popularity. Powered by these advanced tools and technologies, our artists have created quality and popular works, serving a wide range of users’ tastes and adding a great complement to our content library.

Cultivating Aspiring Artists

We are not just a platform for established artists but also one for discovering and cultivating rising music talents. We provide opportunities for newer generations of aspiring artists to fulfill their ambitions to sing and perform by supporting them in areas such as content curation, marketing, promotion, monetization and career training. We are proud to have promoted the singing careers of many new music stars who got their start on our platform. We also work closely together with music labels to identify and cultivate aspiring artists on our platform.

Cultivating original works and enriching the indie musician ecosystem through our Tencent Musician Platform leads to our content differentiation. Tencent Musician Platform is our online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience. We support our indie musicians with useful tools and collaborative opportunities to realize their full potential, and create, grow, engage and monetize their art and audience base. We do this in part by providing them access to valuable resources, from song production and domestic and overseas promotion, all the way to artist and repertoire development, incentive plans, performance resources, copyright protection and career training. In 2022, we recommended a diverse group of our musicians to various shows and events hosted by TME and sponsored by well-known brands, demonstrating our commitment to amplifying the influence of talented artists. Additionally, by continuously launching smart features and tools for indie musicians to accelerate song composition and release, our Tencent Musician Platform has empowered them to create more than 2.3 million musical works by the end of 2022.

Tencent Musician Platform has also established the sustainable and diverse monetization models for musicians and the industry. Throughout 2022, we rolled out several incentive programs to help high-quality content and artists gain exposure across our platforms. For example, we introduced a new service to easily mass-distribute musicians' works globally to over 150 popular platforms and disseminated songs to overseas audiences. We also launched TME Artists’ Albums which helps musicians release digital albums and generate income therefrom.

Our ongoing support to indie musicians resulted in a growing number of indie musicians on our platform. By the end of 2022, the number of indie musicians on the Tencent Musician Platform reached 390,000.

Fostering User Content Creation

To further extend the breadth of our content offerings, we allow users to upload content in the forms of karaoke songs, live streaming performance, short-and long-form videos and other formats of music-oriented content. This user-generated music content further engages users and enhances their experience, both as content creators and as audience.

We leverage our data analytics technologies to recommend content generated by karaoke singers and live streaming performers to help increase their exposure.

Furthermore, we added additional video and long-form audio formats to our content offerings and continued to launch social media initiatives and additional lite versions of our apps to attract a broader group of users. We also developed innovative ways for users to enjoy personalized content by consistently improving our music content tagging process and analyzing our platform’s data repository to better fulfill users’ music tastes and preferences. We believe that all of these initiatives are strategic, long-term investments that will improve our user experience, attract more customers to contribute to more user-generated content on our platform, driving a virtuous cycle for sustained growth and monetization.

Explore Innovative Content Forms

We constantly innovate brand new forms of content that our users love. For example, we leverage TME Live to create new online-merge-offline music scenarios. Throughout 2022, TME Live hosted 63 concerts and continued to innovate in terms of interactive formats and monetization models. TME Live’s series of music performances sponsored by e-commerce, automotive and other advertisers, helped brand owners dynamically resonate with users and maximize their brands’ emotional impact, while simultaneously fostering new business models.

In addition, we continued to expand music use cases and capture the vast underlying monetization opportunities via TMELAND, China’s first virtual music carnival that we launched in 2021. Throughout 2022, we teamed up with well-known domestic and overseas brands to build up customized live shows, attracting millions of users joined the events in their avatars.

Content Sourcing Arrangements

Content is the foundation of our platform. We license from, and pay royalties to, the following major rights holders to obtain the vast majority of the music content offered on our platform.

•
Music labels and music copyright owners
•
We have strong partnerships with a wide range of music labels and other copyright owners. We license musical recording rights and/or music publishing rights underlying music content mainly on terms ranging from one to three years from domestic and international music labels.
•
We pay for music labels for licensed music content based on licensing fee and revenue-sharing incentive royalties. Under such fee arrangements, the amounts of licensing fees and incentive royalties depend on multiple factors including the type of content, the popularity of the performers, as well as our relationships with the licensors. Payments under the licenses are generally made in installments throughout the duration of the licenses.
•
Our licensing agreements with music labels and music copyright owners are on a non-exclusive basis.
•
The licensing agreements will specify whether we have the right to sublicense the content we source from music labels and copyright owners.
•
Our licensing agreements with music labels and copyright owners generally expire upon the end of the term, which typically range from one to three years, unless otherwise terminated earlier pursuant to the relevant provisions in certain circumstances, such as a material breach of contract.
•
Individual artists
•
We also enter into licenses with individual artists or their agencies to bring a broader and more diverse range of content offerings on our platform. See “— Our Content Strategies — Cultivating Aspiring Artists” for more information about Tencent Musician Platform, an online service designed to nurture aspiring individual artists.
•
We typically pay these individual artists performance-based licensing fees. We may also make prepayments and/or pay fixed content fees to certain individual artists, depending on various factors including their historical performance and popularity among users.
•
The licensing agreements between us and individual artists are either on a no more than three years’ exclusive basis, or on a non-exclusive basis.
•
Subject to the contract terms with specific individual artists, we may sublicense the relevant individual artists’ content to other parties.
•
The agreements between individual artists and us generally expire upon the end of the term, which is typically three years, unless otherwise terminated earlier pursuant to the relevant provisions in certain circumstances, such as a material breach of contract.
•
Live streaming performers and their agencies
•
User-generated content from live streaming performers (and their talent agencies, if applicable) is covered by revenue-sharing arrangements, under which they are entitled to a percentage of the revenue generated from sales of virtual gifts attributable to their performance on our live streaming platforms. Payment to live streaming performers (and their talent agencies, if applicable) is typically settled periodically. We generally seek to maintain the revenue sharing ratio at a level that we believe is comparable to those of our peers in the industry.
•
Our agreements with live streaming performers (and their talent agencies, if applicable) will specify certain qualitative and quantitative requirements that they must meet in order to be entitled to their share of the revenue.
•
Live streaming performers (and their talent agencies, if applicable) own the intellectual property rights of the live streaming content they create, and we are permitted to use such content on our platforms pursuant to our agreements. In addition, users uploading user-generated content on our platform typically agree to grant us the associated copyright of such content. For additional details concerning our copyright protection with respect to user-generated content, see “— Intellectual Property — Copyrights” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”
•
Our agreements with live streaming performers or their agencies are either on an exclusive or non-exclusive basis.
•
Our agreements with live streaming performers (and their talent agencies, if applicable) generally expire upon the end of the term, which usually ranges from one to three years, unless otherwise terminated earlier pursuant to the relevant provisions in certain events, such as a material breach of contract.

How We Generate Revenues

We generate revenues primarily from (i) online music services and (ii) social entertainment services and others.

Online Music Services

Our revenues generated from online music services were RMB9,349 million, RMB11,467 million and RMB12,483 million (US$1,810 million), accounting for 32.1%, 36.7% and 44.0% of our revenues in 2020, 2021 and 2022, respectively.

Paid Music and Audio Content

We offer users subscription packages across our QQ Music, Kugou Music and Kuwo Music products to access our content. Subscription packages are available at different prices to provide users with different combinations of features and privileges. For example, users subscribing for our basic subscription package are offered a fixed amount of downloads per month of our music content offerings and access to certain pay-for-streaming content, and users subscribing for our premium memberships have access to add-on features and privileges including additional personalized app themes and avatar designs, more sound effects that enhance listening experiences, and faster streaming and download speed. We also offer users higher-end subscription package Super VIP Membership with a variety of compelling priviledges, such as Blu-ray playback of the concert at the highest resolution and cache and projection on TV screens. In addition, we offer certain privileges and benefits that are only available to paying users to encourage user spending and paying user conversion and retention on our platform.

We also operate a “pay-for-streaming” model where selected songs are made available only for streaming (as opposed to streaming and downloading) by paying users during the term of the subscription. We believe that this model has been driving the number of paying users and paying ratio of our online music services. We will continue to implement effective monetization measures as we nurture users’ willingness to pay for premium music content.

In addition to monthly subscription, we also allow users to stream and/or download singles and albums on a paid on-demand basis. Songs first released on our platforms are available for streaming and/or downloading within a given “promotion” period after the release only by the users who have purchased those songs, and the songs will be made available under the pay-for-streaming model when the promotion period expires under this model.

Furthermore, we also offer users subscription packages to access our audio content. Paying users on our platform are granted unlimited access to certain popular and carefully curated audio content during the subscription period. We also offer our paying users a variety of other privileges and benefits, including priority access to certain audio content and discounts on audiobooks.

As our music library continues to grow in scale, we have been exploring market opportunities to monetize our massive quality music content. For example, we generate revenues through licensing our original music content and distributing certain of our licensed content to other online music platforms in accordance with the terms of the relevant licensing and distribution agreements.

Advertising Services

We offer various advertising services to advertisers across our platforms, and we endeavor to continue to innovate and expand our advertising service portfolio. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps, industry standard banner ads of various sizes and placements on the interfaces of our platform. We also offer an ad-supported mode that allows users to watch or hear an advertisement in order to stream certain of our music content for free that they would otherwise have to pay for.

Social Entertainment Services and Others

Our revenues generated from social entertainment services and others were RMB19,804 million, RMB19,777 million and RMB15,856 million (US$2,299 million), accounting for 67.9%, 63.3% and 56.0% of our revenues in 2020, 2021 and 2022, respectively.

Users are attracted to our online karaoke and live streaming platforms for both video and audio primarily by engaging music performances from our online karaoke singers and live streaming performers. We generate revenues from online karaoke and live streaming services primarily from sales and consumption of virtual gifts, including consumable, time-based and durable virtual items. Consumable virtual items are mainly used as gifts sent to online karaoke singers and live streaming performers by the audiences as a way for them to show support and appreciation for the performance. During the live streams, special visual items, such as diamond rings or cars, will be displayed on the screen when these gifts are sent to the singers or performers. Users may also send virtual gifts to online karaoke performers if he or she likes the recordings uploaded by the performers. We also offer users the option to purchase virtual items which provide them with certain privileges or recognized status over a period of time, such as badges displayed for a certain period of time on the users’ profile pages. While purchasing and using these virtual gifts is not a prerequisite for using the features in our products, it provides a way for users to participate in online karaoke and live streaming, which drives user engagement and loyalty.

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services through sales of premium memberships and other monetization models. For online karaoke, users can subscribe for memberships to include higher soundtrack resolution and access to video clips of vocal tutorials. For live streaming, selected live streaming performers can produce and sell their own digital albums through our platform if they share a portion of their revenues with us. Revenues generated on our platform are shared with our karaoke singers and live streaming performers or their agents, typically based on a percentage of the revenue generated from the sales of virtual gifts attributable to their performance. Furthermore, similar to the advertisements displayed on our online music apps, we offer various advertising services across our online karaoke platform.

Moreover, we generate revenues from sales of music-related merchandise, including Kugou headsets, smart speakers, WeSing karaoke microphones and Hi-Fi systems.

Branding, Marketing and Sales

The focus of our marketing efforts is to further strengthen our brands, including QQ Music, Kugou Music, Kuwo Music, WeSing, and Lazy Audio, and to expand our entertainment ecosystem to connect more users, artists and content providers. We aim to deliver best-in-class entertainment content and services in order to garner strong word-of-mouth referrals and enhance our brand recognition.

We primarily rely on word-of-mouth referrals and benefit from our strong brands to attract users to our platform. We also engage in diverse marketing activities both online and offline to enhance brand awareness. Specifically, our marketing campaigns increase platform traffic through search engine marketing and social media. Moreover, we host or participate in various forms of music-related events and activities to further boost our brand recognition, such as cooperation with established artists, singing competitions, TV and internet music talent shows, music festivals, campus campaigns, artist tours and fan events, to enhance our brand recognition. We also continue to deepen our presence into schools and college campuses through online and offline activities such as on-campus competitions and graduation ceremonies.

We continue to implement new technologies, introduce new features and tools, as well as improve user experience in order to encourage users to access our platform more frequently and for longer periods of time, and ultimately to increase our monetization efficiency on our platform. We also use direct marketing tools deployed through our platform interfaces to convert our users into paying users.

Content Monitoring

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. We leverage our technology to implement procedures to monitor and remove inappropriate or illegal content from our platform. Text, images and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. For example, our video recognition technology enables us to effectively monitor live streaming for content violations. We have also developed an effective copyright infringement monitoring system that detects potential copyright infringement by other platforms or our users. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

We focus on the monitoring and screening of user-generated content. We require live streaming performers and users to register on a real-name basis to upload content to our platform and require them to agree not to distribute content in violation of any third-party rights or any applicable laws or regulations. We require users and live streaming performers to comply with our terms of service which strictly prohibit inappropriate content across our platform. Our terms of service set forth in detail prohibited content and actions including, but not limited to, provocative or inflammatory language, full or partial nudity, sexually suggestive language and body movements, abusive language or actions towards other users, acts and threats of violence, and information facilitating or promoting illegal transactions or activities. We also monitor live performance delivered on our platform using a combination of human and machine screening in order to identify and remove any illegal or inappropriate content in accordance with applicable laws and regulations, as well as any content that violates the intellectual property rights of other parties. Users can also report any violations of our terms of service or other inappropriate behavior using the “report” function within our mobile apps. As live performances are user-generated content, in order to avail ourselves of the copyright infringement safe harbor, we are required under the PRC copyright laws and regulations to implement “notice and take-down” policies on such content, which mitigates the likelihood of being held liable for copyright infringement as a result of distributing infringing content on our platform. See “— Intellectual Property — Copyright.”

Due to the massive amount of content displayed on our platform, we may not always be able to promptly identify content that is illegal, improper or may otherwise be found objectionable by the regulatory authorities. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — The content available on our platform may be found objectionable by the regulatory authorities, which may subject us to penalties and other regulatory or administrative actions.”

Technology and Data Capabilities

Technology

We focus on continuously improving our technology to deliver superior user experience and enhance our operational efficiency. Over the years, we have been innovating and improving our technologies to help users discover and enjoy content and help artists find their target audience and realize greater value.

We have a large dataset and we devote substantial resources to analyzing data in order to obtain useful insights into our users’ music entertainment and social behaviors. We believe our technology will allow us to better understand and respond to user preferences, deliver a superior user experience, and further differentiate our services from our competitors.

•
Search and discovery engines. We provide users with a quality and fun music entertainment experience by leveraging our powerful music search and discovery engines underpinned by strong data analytics capabilities. This not only helps users discover and enjoy music content more easily, but also guides artists to find target audience and realize greater value. At TME platforms, we not only allow users to search for their desired music content in our massive library with high accuracy and relevancy, but also use advanced proprietary technologies to curate and distribute music content catering to their specific tastes and interests. For example, QQ Music is the first in China’s online music industry to adopt the PDM with the highest accuracy among its peers. Using the proprietary deep learning content value assessment algorithms, the PDM is capable of predicting the next hit song by analyzing recent popular music trends and user preferences for precise content discovery and distribution to interested users. The extraordinary performance of the PDM was recognized by the MIREX, a global benchmarking event that examines state-of-the-art music information retrieval approaches. In the MIREX 2020 competition, QQ Music’s PDM set a new world record of “accuracy rate of predicting the genuine continuation of a music excerpt” in the Patterns for Prediction task.

In addition, we also pioneered the song recognition technology in China using advanced audio fingerprinting technology. This cutting-edge technology is capable of automatically recognizing any song embedded in a short video clip or surrounding within seconds. Complementary to our powerful music search engines, this intelligent song recognition technology enables users to discover a randomly heard track of music without having to know a single key word to start a search. This, combined with the smart recommendations for music of similar genres, types and artists, offers users a quality and fun music discovery experience, thereby effectively improving user loyalty. Our song recognition technology has the highest accuracy rate globally, which was evidenced by numerous awards and recognitions. In the 2019 MIREX global competition, our song recognition technology broke the world record in the Audio Fingerprinting task.

We have been continuously improving our efficiency in content curation and accuracy of search and discovery engines, which we believe has resulted in a substantial increase in average daily streams and user engagements for our services.

•
User-experience enhancements. We offer a variety of sound effects to enhance our users’ listening experience. Our award-winning proprietary audio setting, Kugou Viper Sound, as well as QQ Music Premium Sound and WeSing Super Voice audio settings, not only bring superior sound quality and a best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sound effects. In 2022, we further improved our proprietary technology with the launch of Premium Master Tape, Premium Surround Sound and Premium Sound Quality 2.0, all part of our QQ Music Premium Sound. These enhancements were made with the goal of optimizing sound clarity and expressiveness, and continue to set a new standard for high-quality music streaming. In addition, we provide various special visual effects and camera filters to users recording videos on our platform. Our technology makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo. In 2022, WeSing became the first in the industry to offer sound tuning without requiring earbuds, an easy-to-use function that can substantially improve the sound effects of songs recorded without external devices, as well as cloud-based sound mixing, which helps to produce quasi-studio-quality sound mixing within only two minutes after the musical work is uploaded to the cloud. Additionally, as part of our overall videolization initiatives, we strengthened cooperation with Weixin Video Accounts to facilitate discovery of music content.
•
Innovative use cases of cutting-edge technologies. We have expanded the use cases for our patented technology, Lingyin Engine, to launch several popular audiobooks read by the synthetic voice of Yang Chaoyue, including “The Grave Robbers’ Chronicles.” Furthermore, we have created synthetic voices in memory of legendary artists such as Teresa Teng and Anita Mui, and established an AI singer lineup with the voices of trending stars. In addition, we are utilizing state-of-the-art virtual reality technology to offer a brand-new, immersive music entertainment experience. For example, we offer China’s first virtual music carnival, TMELAND, where users across our different platforms, such as QQ Music, Kugou Music, and Kuwo Music, can use their personalized 3D avatars to socialize in a variety of digital scenarios, including virtual live streaming and concerts. TMELAND provides users with a music entertainment experience that merges the real and virtual worlds.

Data Security and Privacy

We believe data security is critical to our business operation. We have adopted and implemented comprehensive internal rules and policies to govern how we may use and share personal information, as well as a robust suite of protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Specifically, we have established privacy policies across our platforms, including QQ Music Privacy Protection Guidelines, Kugou Music Privacy Policy, Kuwo Music Privacy Policy and WeSing Privacy Protection Guidelines. These privacy policies provide guidance on the type of personal information we collect, how we use, share and protect users’ personal information, and users’ privacy rights under applicable laws. In particular, we only collect personal information to the extent necessary to enable us to provide our services in compliance with applicable laws and regulations. All users must acknowledge the terms and conditions of the user agreement, including our privacy policies, before using our products and services.

From an internal policy perspective, we have established a comprehensive suite of platform-wide policies and procedures, including TME Data Security Management Protocols and TME User Information Security Management Protocols, to guide our data security and privacy protection practices:

•
Data collection. We collect user data only to the extent necessary for our product functions and services upon receipt of the consent from our users. For example, we collect certain basic information, such as QQ or Wexin account number or phone number, for user account registration and verification purposes. To enable precise content curation and distribution to offer superb music discovery experience, we may access and analyze users’ playlists and listening history on our platforms. In the event that users purchase any paid music and audio content, or music-related merchandise, users need to provide certain personal information, such as name and address, to facilitate the transactions. We notify users of the types, potential uses, duration of data preservation and users’ rights, among other things, with respect to the data we collect from them.
•
Data usage. We fully disclose the potential uses of personal information and data that we collect from users in our privacy policies. In the event that we need to use the personal information and data for purposes other than as disclosed in the privacy policies, we will notify the users and seek their explicit consent before we proceed.
•
Data protection. We limit access to our servers that store our user and internal data on a “need-to-know” basis. We also adopt an advanced data encryption system designed to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks. In addition, we have adopted an incident response plan, which provides a well-defined, organized approach for handling any potential threat to servers and data, as well as taking appropriate actions when the data breach concerns personal information. We provide group-wide regular trainings to our employees that focus on cybersecurity awareness topics critical to our business operations, including the best practices to protect data from loss, modification, leakage or theft.
•
Data storage and retention. We require that personal information and data we collect in China be stored and preserved within China. While we only preserve user data to enable our product functions and services, users have the option to delete their personal information generated when using our products and services, such as listening history and playlists. Upon termination of our products or services, we will destruct or anonymize user data that we collect within a reasonable period in compliance with applicable laws and regulations.
•
Data transmission. Subject to certain exceptions specified in our privacy policies, transmission of any personal information and data that we collect with our users without their explicit consent is prohibited. For certain services that are jointly provided by our business partners, including Tencent and its associates, and us, we may share the relevant personal information and data with such business partners to the extent necessary to enable our services and improve user experience. We take extensive precautionary measures to ensure the integrity and security of data in transit to our business partners. These measures may include (i) requiring our business partners to handle the personal information and data we transmit in accordance with our standards, requirements and protocols, including providing the same level of protection; (ii) requiring our business partners to deliver written confidentiality undertakings before any data is transmitted; (iii) obtaining internal approval from the personnel in charge of data security; (iv) requiring our business partners to return or delete the personal information and data that we transmitted after the termination of services; and (v) preserving the review log for future inspection.

Intellectual Property

Copyrights

We are committed to copyright protection and we strive to continue playing a leadership role in improving China’s music and audio copyright environment.

We take various measures to ensure content offered on our platform does not infringe upon copyrights of third parties. Once it is licensed, we closely monitor copyrighted content on our platform for compliance with the scope of the licenses and therefore to attempt to detect and remediate infringement of third-party copyrights on our platform in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors. For example, we typically require the licensors to represent in the licensing agreement that they have the legitimate right to license the content and require them to indemnify for losses arising from any claims of infringement or violation of laws and regulations. With respect to user-generated content, we also rely on the safe harbor provision for online storage service providers under PRC copyright laws and regulations, and we have adopted measures intended to minimize the likelihood that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights; (ii) restricting users on our blacklists from uploading or distributing content; (iii) using best reasonable efforts to seek licenses from the relevant copyright owners once they are identified and verified and adopting contractual protections for works licensed from labels and other copyright owners; and (iv) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content. According to the PRC Legal counsel, to the extent these measures, especially the “notice and take-down” policies, are properly implemented in compliance with applicable laws and regulations, our failure to obtain complete copyright licenses for user-generated content does not constitute a violation of current PRC copyright law.

We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other platforms. More specifically:

•
Monitoring. Leveraging our advanced audio and video fingerprinting technology and massive data base, we are able to continuously screen and identify infringing content displayed on third-party platforms in China.
•
Enforcement of our rights. When our system identifies an infringing use of our content on a third-party platform, our system automatically generates an alert email to our legal and copyright protection personnel, which promptly serves a take-down notice to the infringing platforms requesting that the infringing content be removed. Following the take-down notice, our legal and copyright protection personnel will review the relevant evidence and initiate the removal procedures to ensure timely removal of infringing content, and they may also file complaints with the National Copyright Administration or initiate legal proceedings.
•
Follow-up. Once a take-down notice is served or a legal proceeding initiated, our copyright system starts to track the relevant platforms to check if the infringing content has been timely removed.

Other Intellectual Property

In addition to copyrights of our content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the Group’s intellectual property rights. As of December 31, 2022, the Group had applied for the registration of 4,406 patents, among which 2,503 patents have been granted by the National Intellectual Property Administration and overseas. One of the Group’s patents has been recognized with the Nineteenth China Patent Award and one of the Group’s patents has been recognized with the Twenty-second China Design Award by the National Intellectual Property Administration. In addition, one of the Group’s patents has been recognized with the Eighth Guangdong Patent Silver Award by the People’s Government of Guangdong Province. As of the same date, the Group had applied for 5,857 trademarks, among which 3,998 had been registered with the Trademark Office of the National Intellectual Property Administration and overseas. The Group had also registered 612 software copyright with the Copyright Protection Center of the PRC. The Group’s “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.

Despite the Group’s efforts to protect itself from infringement or misappropriation of its intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use the Group’s intellectual property in violation of the Group’s rights. In the event of a successful claim of infringement against the Group, or its failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Failure to protect our intellectual property could substantially harm our business, operating results and financial condition.”

Permissions Required from the PRC Authorities for Our Operations

The Group conducts its business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation,” our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC regulatory authorities that are material for the business operations of our subsidiaries and the VIEs in China, including, among others, the Value-Added Telecommunication Business Operating License, AVSP, ICO License, License for Production and Operation of Radio and TV Programs and Commercial Performance License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

If any of our PRC subsidiaries or the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the requisite licenses and permits, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if any of our PRC subsidiaries or the VIEs had inadvertently concluded that such licenses, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires any of our PRC subsidiaries or the VIEs to obtain such licenses, permits, registrations or filings in the future, the relevant PRC subsidiaries or VIEs may be unable to obtain such necessary licenses, permits, registrations or filings in a timely manner, or at all, and such licenses, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject the relevant PRC subsidiaries or VIEs to fines and other regulatory, civil or criminal liabilities, and the relevant PRC subsidiaries or VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations.

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIEs may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we, our PRC subsidiaries and the VIEs fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we, our PRC subsidiaries and the VIEs may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and/or Class A ordinary shares.

The PRC regulators have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Competition

We compete for users and their time and attention mainly with other online music and audio entertainment providers in China. We also face general competition from online offerings of other forms of content, including long- and short-form videos, karaoke services, live streaming, radio services, literature, and games provided by other online service providers. We compete to attract, engage and retain users based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. For a discussion of risks related to competition, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.”

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. We do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Corporate Social Responsibility

We are committed to promoting corporate social responsibility and sustainable development and integrating it into all major aspects of our business operations. Corporate social responsibility is viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders by embracing diversity and public interests.

We aim to build a sustainable community with our employees, users, artists and business partners by supporting initiatives that aim to create effective and lasting benefits to the music community, through various initiatives that may include corporate philanthropy, establishing community partnerships, and mobilizing our employees to participate in volunteer work. We are committed to using music to inspire people to understand, care about and contribute to their communities. In June 2018, we launched our Tencent Music Charity Program, a program designed to pass the love and energy via music and achieve a bigger social value of music. The program is centered on an open platform and three strategies: caring for music, cultural heritage and music education. Over the past few years, we have launched a variety of charity events and campaigns under our Tencent Music Charity Program, including producing digital albums on a pro bono basis advocating for different social agenda, preserving and promoting traditional Chinese culture and music heritage, and providing a range of music education to children of ethnic minorities and from remote regions.

As we stay committed to sustainable development of the music industry, we also strive for long-term environmental sustainability. We are committed to reducing our environment footprints and building green low-carbon workplaces. For example, we strictly control the use of printing paper in all workplaces and encourage employees to print double-sided when possible using recycled paper. We also post water conservation stickers, signs and posters in bathrooms, cafeterias and other places where employees congregate. We endeavor to engage stakeholders and the broader public in our environmental sustainability efforts. For example, we collaborate with the Ministry of Natural Resources of the PRC and the World Wide Fund for Nature, the world’s leading conservation organization, to offer educational activities designed to arouse public awareness in biodiversity protection through music.

We actively improve internal management systems, regulate corporate behaviors, and have formed a scientific and efficient corporate governance mechanism with well-defined decision-making, execution, and supervisory responsibilities and powers. We implement sustainable development in our operation process, clarify environmental, social and governance (“ESG”) management work procedures, and promote the continuous improvement of our ESG management. We periodically review our ESG visions and policies and continue to evaluate, determine and address our ESG-related risks. We have continued to improve our management of ESG matters through a series of measures, including, taking into account ESG matters in strategic planning, conducting and regularly refreshing a materiality assessment to identify and assess major ESG issues, developing and regularly reviewing ESG policies, and regularly monitoring ESG performance against our goals. Our Investor Relations Department is responsible for ESG work coordination and reporting to management and the Board of Directors as appropriate. Comprising business leaders and personnel from various functional departments of the Group, our ESG working group is responsible for daily ESG work and collecting ESG-related data and materials to compile our annual ESG reports.

Licenses, Permits and Regulatory Approvals

The following table sets out a list of material licenses and permits held by the Group as of the date of this annual report:

License/Permit	Holder	Expiration Date

Value-Added Telecommunication Business Operation License (business type: online data processing and transaction processing business (business e-commerce only), excluding internet financial services categorized as online lending information intermediaries; information services (internet information services only), including culture and audio-video program, excluding information search and inquiry services and instant information interaction services)

	Guangzhou Kugou	May 26, 2026

Value-Added Telecommunication Business Operation License (business type: domestic VSAT communication business (nationwide); domestic fixednetwork data transmission business (Beijing, Zhejiang and Guangdong); network hosting business (Beijing, Zhejiang and Guangdong); internet data center business (Beijing, Ningbo and Guangzhou); content distribution network business (Beijing, Zhejiang and Guangdong); domestic internet protocol virtual private network business (Beijing, Zhejiang and Guangdong); internet access services (Beijing, Zhejiang and Guangdong); information services, excluding internet information services (nationwide))

	Guangzhou Kugou	September 27, 2023
AVSP	Guangzhou Kugou	February 20, 2025
ICO License	Guangzhou Kugou	May 28, 2025
License for Production and Operation of Radio and TV Programs	Guangzhou Kugou	February 2, 2025
Commercial Performance License	Guangzhou Kugou	September 30, 2024
Publication Business Permit	Guangzhou Kugou	March 31, 2027

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), excluding information search and inquiry services and instant information interaction services)

	Beijing Kuwo	March 5, 2026
Value-Added Telecommunication Business Operation License (business type: information services, excluding internet information services (nationwide))	Beijing Kuwo	July 23, 2024
AVSP	Beijing Kuwo	January 29, 2025
ICO License	Beijing Kuwo	June 27, 2024
License for Production and Operation of Radio and TV Programs	Beijing Kuwo	March 3, 2025
Commercial Performance License	Beijing Kuwo	December 25, 2024
Publication Business Permit	Beijing Kuwo	April 30, 2028
ICO License	Tencent Music Shenzhen	July 16, 2024
Commercial Performance License	Tencent Music Shenzhen	June 26, 2023
Publication Business Permit	Tencent Music Shenzhen	May 31, 2026

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), including culture, excluding information search and inquiry services, information community services, instant information interaction services and information protection and processing services)

	Shenzhen Lanren	September 17, 2024

ICO License	Shenzhen Lanren	September 5, 2023
License for Production and Operation of Radio and TV Programs	Shenzhen Lanren	June 1, 2023
Publication Business Permit	Shenzhen Lanren	May 31, 2026
Certificate for the Pilot Institution of Online Audio and Video Industry in Guangdong	Shenzhen Lanren	N/A

Regulations

The Group is subject to a variety of PRC laws, rules and regulations across a number of aspects of its business. The following is a summary of the principal PRC laws and regulations relating to the Group’s business and operations within the territory of the PRC.

Regulations on Foreign Investment

The Foreign Investment Law of the PRC adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 26, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council.

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

In December 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to such measures, the NDRC establishes a working mechanism office, or the Working Mechanism Office, in charge of the security review of foreign investment, which is led by the NDRC and the MOFCOM. Such measures also define foreign investment as direct or indirect investment by foreign investors in the PRC, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore enterprises by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of the invested companies, shall be filed with the Working Mechanism Office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in such measures. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security.

We are a Cayman Islands company and the Group’s businesses by nature in China are mainly value-added telecommunication services and internet cultural services, which are restricted or prohibited for foreign investors by the Negative List. The Group conducts business operations that are restricted or prohibited for foreign investment through the VIEs.

Regulations on Value-Added Telecommunication Services and Internet Content Services

Licenses for Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. As required by the Telecom Regulations, a commercial telecommunications services provider in the PRC shall obtain an operating license from the MIIT, or its counterparts at provincial level prior to its commencement of operations.

The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. The Catalog of Telecommunications Business, or the Telecom Catalog, issued as an attachment to the Telecom Regulations and most recently updated on June 6, 2019, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks, or internet fall within class II value-added telecommunications services.

Pursuant to the Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures, promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of VATS Licenses required for operation of different value-added telecommunications services together with qualifications and procedures for obtaining such VATS Licenses.

Pursuant to the Administrative Measures on Internet Information Services, promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, commercial internet information services providers, which means providers of information or services to internet users with charge, shall obtain a VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent regulatory authorities before providing any commercial internet content services within the PRC.

Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by the MIIT in October 2020, the MIIT no longer issues Examination Letters for Foreign Investment in Telecommunication Business. Foreign-invested enterprises would need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.

The Group engages in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, each of Shenzhen Lanren, Guangzhou Kugou and Beijing Kuwo holds a valid ICP License, and Tencent Music Shenzhen intends to apply for the ICP License. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting such approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses was deleted. However, as this promulgation is relatively new and no detailed guidance or implementation measures have been issued, there remains uncertainty as to how it should be interpreted and implemented.

On July 13, 2006, the Ministry of Information Industry (currently known as the MIIT), or the MII, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Circular. The MII Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunications business in China. Furthermore, under the MII Circular, the internet domain names and registered trademarks used by a value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in the MII Circular and fails to cure such non-compliance within a time limit as required by the competent authority, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

Regulations on Transmitting Audio-Video Programs through the Internet

On December 20, 2007, the MII and the State Administration of Radio, Film and Television, or the SARFT (currently known as the NRTA), jointly issued the Administrative Provisions on the Internet Audio-Video Program Service, or the Audio-Video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-Video Program Provisions defines “internet audio-video program services” as producing, editing and integrating audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an Audio and Video Service Permission, or AVSP. Applicants for the AVSP shall be state-owned or state-controlled entities unless an AVSP has been obtained prior to the effectiveness of the Audio-Video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audio-Video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. A full copy of any audio-video program that has already been broadcasted shall be retained for at least 60 days. Movies, television programs and other media content used as internet audio-video programs shall comply with applicable administrative regulations on programs transmitting through radio, movie and television channels. Entities providing services related to internet audio-video programs shall immediately remove the audio-video programs violating laws and regulations, keep the relevant records, report to the relevant authorities, and implement other regulatory requirements.

The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated by the SARFT on March 17, 2010 and amended on March 10, 2017, classifies internet audio-video programs into four categories: (I) Category I internet audio-video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio-video program service, including (a) re-broadcasting service of current political news audio-video programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; (III) Category III internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of the audio-video programs uploaded by internet users; and (IV) Category IV internet audio-video program service, including (a) re-broadcasting of the radio or television program channels; (b) re-broadcasting of internet audio-video program channels; and (c) re-broadcasting of online live audio-video program.

On July 20, 2015, the State Administration of Press, Publication, Radio, Film and Television (the SAPPRFT, currently known as the NRTA) issued the Circular on Relevant Issues Concerning Implementing the Approval Granting for Mobile Internet Audio-Video Program Services, or the Mobile Audio-Video Program Circular. The Mobile Audio-Video Program Circular provides that the mobile internet audio-video program services shall be deemed a type of internet audio-video program services. Entities approved to provide mobile internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services, but the types of the programs operated by such entities shall be within the permitted scope as provided in their AVSPs and the said mobile applications shall be filed with the SAPPRFT. On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing services regarding audio and video information production, uploading and transmission to the public via internet platforms such as websites and applications. Entities providing internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers etc.

Beijing Kuwo’s and Guangzhou Kugou’s application for the renewal of its AVSP has been approved by the NRTA. Besides, Guangzhou Kugou had expanded the business scope of its AVSP to cover the provisions of certain types of mobile internet audio and video program services. Tencent Music Shenzhen and Shenzhen Lanren may be required to obtain an AVSP. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

Regulations on Online Live Streaming

On November 4, 2016, the CAC issued the Administrative Regulations on Online Live Streaming Services, or the Online Live Streaming Regulations, which came into effect on December 1, 2016. According to the Online Live Streaming Regulations, when providing internet news information services, both online live streaming service providers and online live streaming publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of such licenses. All online live streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live streaming content.

According to the Measures for the Administration of Cyber Performance Business Operations, which was promulgated by the Ministry of Culture on December 2, 2016 and became effective on January 1, 2017, an online performance business entity engaging in online performance business operations shall apply to the cultural administrative department at the provincial level for an Internet Culture Operation License, and the business scope of such license shall include online performance. An online performance business entity shall indicate the license number of its Internet Culture Operation License in a conspicuous place of the homepage of its website.

On November 12, 2020, the NRTA promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth registration requirements for platforms providing online show live streaming or e-commerce live streaming as well as requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. On February 9, 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Streaming, or the Circular 3, which requires internet streaming platforms to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time.

On March 25, 2022, CAC, the State Taxation Administration and SAMR issued Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry , which provides that, among others, live streaming platforms shall report to tax authorities information including but not limited to live streaming publishers’ identity, information of the live streaming account and the bank account which receives profits, types of revenue and profits earning information.

On May 7, 2022, CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, or the Live Streaming Opinions, which iterates the requirements for live streaming platforms in respect of strengthening real-name registration, prohibiting minors from virtual gifting and restrictions on providing live streamer services to minors.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued the Several Opinions on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an internet music product provider must obtain an ICO License. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that internet music operating entities shall report to a nationwide administrative platform the details of its content self-monitoring activities on a quarterly basis.

In 2010 and 2011, the Ministry of Culture greatly intensified its regulations on online music products by issuing a series of circulars regarding online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products on January 7, 2011, which clarifies that entities engaging in any of the following conducts will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (i) providing online music products or relevant services without obtaining corresponding qualifications; (ii) importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

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

Regulations on Production and Operation of Radio and Television Programs

On July 19, 2004, the SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020, respectively. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SARFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses.

Each of Shenzhen Lanren, Guangzhou Kugou and Beijing Kuwo holds a valid License for Production and Operation of Radio and TV Programs as required by the Radio and TV Programs Regulations.

Regulations on Publication

Publishing activities in China are mainly supervised and regulated by the National Press and Publication Administration (previously known as the SAPPRFT).On February 4, 2016, the SAPPRFT and the MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services, or the Online Publishing Regulations, which came into effect on March 10, 2016. The Online Publishing Regulations define “online publications” as digital works that are edited, produced or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audiovisual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the distribution of the foregoing online publications through the internet. Under the Online Publishing Regulations, internet operators distributing online publications via internet are required to obtain an Online Publishing Service Permit from the SAPPRFT.

On May 31, 2016, the SAPPRFT and the MOFCOM jointly promulgated the Provisions for the Administration of the Publication Market, or Provisions for Publication, which became effective on June 1, 2016. According to the Provisions for Publication, any entity or individual that intends to engage in wholesale or retail of publications shall obtain a publication business permit. The Administrative Regulations on Publishing (2020 Revised), which was promulgated by the State Council and became effective on November 29, 2020, specifies that entities and individually owned businesses engaging in retail of publications shall obtain a publication business permit.

Each of Guangzhou Kugou, Beijing Kuwo, Tencent Music Shenzhen and Shenzhen Lanren may be required to obtain the Online Publishing Service Permit. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

Regulations on Internet Culture Activities

Pursuant to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture on May 10, 2003 and amended on December 15, 2017, internet culture activities include: (i) production, reproduction, import, distribution or broadcasting of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on internet; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for an ICO License, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levy penalties including administrative warning and fines up to RMB30,000. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music services.

Currently, each of Guangzhou Kugou, Beijing Kuwo, Tencent Music Shenzhen and Shenzhen Lanren holds a valid ICO License.

Regulations on Virtual Currency

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture, the MII and the GAPP jointly issued the Circular Regarding regulation of Online Gambling Operating order and Ban on Gambling Through Online Gaming which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the PBOC has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

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

Under the Virtual Currency Circular, online games virtual currency trading service provider refers to business that provides platform services related to trading virtual currency of online games among game users. The Virtual Currency Circular further requires an online game virtual currency trading service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider. The Virtual Currency Circular regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lotteries and gambling, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency trading services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. On May 14, 2019, the Ministry of Culture and Tourism announced that it would no longer assume the responsibility for overseeing online games industry.

In November 2020, the NRTA issued the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-Commerce, which requires a live-performance streaming platform to adopt and practically implement the real-name registration system for the performers and the viewers who purchase virtual gifts for the performers by taking measures including real-name verification, face recognition and human review. Viewers who fail to pass the real-name registration shall not be allowed to purchase virtual gifts. Live-performance streaming platforms shall block any mechanism that allows minors to purchase any virtual gifts for the performers. A platform shall set limits on the maximum amount for purchasing virtual gifts for each time, each day and each month. In addition, the live-performance streaming platform shall not adopt operation strategies that encourage viewers to purchase virtual gifts irrationally.

We issue different virtual currencies and prepaid tokens to users on our platform for them to purchase various virtual gifts to be used in live streaming or online game platforms; however, our service does not constitute virtual currency trading services because users may not transfer or trade virtual currency among themselves.

Regulations on Commercial Performances

The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council on August 11, 1997 and last amended with immediate effect on November 29, 2020. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. In addition, the Measures for the Administration of Performance Brokers was promulgated by the Ministry of Culture and Tourism on December 13, 2021 and became effective on March 1, 2022, pursuant to which performance broker shall pass the performance broker exam and acquire a performance broker certificate before engaging in the performance brokerage activities. The Implementing Rules for Administrative Regulations on Commercial Performances, or the Rules for Commercial Performances, which was promulgated on March 5, 1998 by the Ministry of Culture and last amended with immediate effect on May 13, 2022, further stipulates that foreign-invested performance brokerage institution engaged in commercial performance activities shall submit applications in accordance with the Rules for Commercial Performances before conducting such activities. Currently, each of Guangzhou Kugou, Beijing Kuwo and Tencent Music Shenzhen holds a valid Commercial Performance License.

To regulate brokerage activities in the field of radio, television and internet audio-video, the NRTA issued the Administration Measures for Brokerage Agencies in the Field of Radio and Television and Internet Audio-Video, or the Administration Measures for Brokerage Agencies, on May 20, 2022, which became effective on June 30, 2022. The Administration Measures for Brokerage Agencies stipulates that, among others, (i) a brokerage agency shall obtain the consent from minors’ legal guardians before providing brokerage services to minors; and (ii) a brokerage agency shall strengthen the daily account maintenance of and supervision over any official fans group and fans club, and shall not appoint any minor to be the group leader or person in charge of such accounts.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the revised Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015 which was further amended on October 26, 2018 and April 29, 2021. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

On July 4, 2016, the State Administration for Industry and Commerce (currently known as the SAMR) issued the Interim Measures on the Administration of Online Advertising, or the SAIC Interim Measures, which came into effect on September 1, 2016. The Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users’ normal use of internet and internet pop-up advertisements must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, the SAIC Interim Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results, and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

On February 25, 2023, the Administrative Measures for Internet Advertising, or the Internet Advertising Measures, was published by the SAMR which will become effective from May 1, 2023 and replace the SAIC Interim Measures. According to the Internet Advertising Measures, internet advertising operators and publishers shall establish and improve the management systems regarding acceptance, registration, review and filing of the internet advertising businesses according to the relevant regulations and shall examine, verify and register the identity information of advertisers such as their names, addresses and valid contact details, set up registration files and check and update them on a regular basis. Relevant files shall be kept for not less than three years from the date of termination of the advertisement release. Internet advertising operators and publishers are required to set up advertisement reviewers familiar with advertising laws and regulations or establish a special department responsible for the review of internet advertisements. Where internet advertising is published by means of algorithmic recommendation, the relevant rules and records of such algorithmic recommendation shall be included in the advertising filings. In addition, the advertisers and advertising publishers are required to set obvious buttons in the internet advertisements including the pop-up advertisements to ensure the closing of such advertisements by one click. The Internet Advertising Measures further clarifies that product sellers or service providers promoting products or services through online live streaming which constitutes commercial advertisements shall assume the responsibilities and obligations of an advertiser. Since the Internet Advertising Measures was recently promulgated, there remain uncertainties as to the interpretation and implementation in practice, as well as their ultimate impact on our business and results of operations in the long term.

On November 1, 2021, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, or the MIIT Notice. Under the MIIT Notice, internet enterprises shall set obvious and effective close buttons in the splash ads of their APPs. On September 9, 2022, the Administrative Provisions on Internet Pop-up Window Information Notification Services was issued by the CAC, MIIT and SAMR, effective from September 30, 2022, which requires that splash ads shall be subject to content compliance review and shall be identifiable, prominently marked as “advertisement,” and users shall be notified expressly. Besides, splash ads shall be able to be closed with a single click.

Regulations on Internet Security

On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities, among others, conducted through the internet,will be subject to criminal liabilities if constituting a crime: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, which prohibits using internet to leak state secrets or to spread socially destabilizing content.

On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the Internet, which requires that internet services providers shall have the function of backing up the records for at least 60 days. In addition, internet services providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the internet web addresses and intranet web addresses as applied by users; and (c) record and follow up the net operation and have the functions of security auditing.

On January 21, 2010, the MIIT promulgated the Administrative Measures for Communications Network Security Protection, which requires that all communication network operators including telecommunications services providers and internet domain name service providers divide their own communication networks into units. The unit category shall be classified in accordance with degree of damage to national security, economic operation, social order and public interest. In addition, the communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case such violation is not duly rectified in accordance with the order of the competent authority.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China. On April 13, 2020, twelve PRC regulatory authorities including the CAC issued the Cybersecurity Review Measures, with effect from June 1, 2020, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure.” According to the Measures for Cybersecurity Review, operators of “critical information infrastructure” are operators identified by the regulatory department in charge of the protection of critical information infrastructure, and “network products and services” primarily are core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure.

In addition, the PRC Data Security Law was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The PRC Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by regulatory authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the PRC Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. In addition, relevant administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the CIIO in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as CIIOs.

On November 14, 2021, Regulations on Network Data Security Management (Draft for Comment), or the Draft Regulations on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Measures on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an Internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact on national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. However, it provides no further explanation or interpretation as to how to determine what “may affect national security.” As of the date of this annual report, there is no schedule as to when the Draft Regulations on Network Data will be enacted.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC regulatory authorities jointly issued the Cybersecurity Review Measures which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing in a foreign country. The relevant regulatory authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security.

Regulations on Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of content, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any actual or potential material leak to the telecommunications regulatory authority.

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

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

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

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules may be ordered by authorities to rectify within a given period of time and those that refuse to rectify may be disclosed to the public. Provided that the circumstances are serious, the relevant business may be suspended, the business operation may be terminated for rectification or the relevant business permits or licenses may be revoked in accordance with the law. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information which further illustrates certain common illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.”

Furthermore, the Provisions on the Cyber Protection of Children’s Personal Information issued by the CAC came into effect on October 1, 2019, which require, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner and shall obtain the consent of the children’s guardians.

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.

On February 6, 2023, the MIIT issued the Notice on Further Improving the Service Capability of Mobile Internet Apps, or the Mobile Internet Apps Notice. The Mobile Internet Apps Notice requires further enhancement of the service capability of mobile internet apps and reiterates the need to protect the legitimate rights and interests of the users and create a healthy service ecology. Specifically, the Mobile Internet Apps Notice emphasizes, among other things, the regulation of installation and unloading activities, the optimization of service experience, strengthening personal information protection, responding to users’ demands and the implementation of responsibilities of the developer and operator of mobile apps.

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

Regulations on Algorithm and AI

On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services , which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control as well as potential danger investigation and governance and improve the capacity to respond to algorithmic security emergencies. Enterprises shall also strengthen their sense of responsibility and assume the main responsibility for the results arising from the application of algorithms.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems for algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti-telecommunications and internet fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and disclose relevant rules for algorithm recommendation services and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. The provider of algorithmic recommendation services shall not use the services to (i) engage in any illegal activity which may endanger national security and social public interest, disturb economic and social order, or infringe others’ legitimate rights and interest, or (ii) disseminate any information prohibited by laws or regulations.

On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, or the Deep Synthesis Provisions, which became effective on January 10, 2023. According to the Deep Synthesis Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services shall, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

On April 11, 2023, the CAC published the Administrative Measures on AI-Generated Content Services (Draft for Comments), or the Draft Measures on AIGC, which imposes compliance requirements for providers of generative AI services. The Draft Measures on AIGC provides, among other things, that individuals or organizations that provide generative AI services of text, image or sound shall assume the responsibilities as the producers of such AI-Generated content and shall apply for security assessment and complete the filing formalities of algorithms in accordance with the applicable laws and regulations before providing such services to the public. As of the date of this annual report, there is no schedule as to when the Draft Measures on AIGC will be enacted and there remain uncertainties as to its enactment timetable, final content, interpretation and implementation, as well as their ultimate impact on our business and results of operations in the long term.

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

The Copyright Law of the PRC, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, the right to be named as the author of works, the right to amend the works and the right to keep the works intact; while economic rights of a copyright holder include, but are not limited to, reproduction rights, distribution rights, performance rights, information network dissemination rights, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of producers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law. For a piece of music works, it may involve the copyright of lyricist and of composers, which are collectively referred to as “music publishing rights” elsewhere in this annual report, and the copyright-related interests of recording producers and of performers, which can be collectively referred to as “musical recording rights” elsewhere in this annual report.

The copyright holders may license others to exercise or assign all or part of their economic rights attached to their works. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract.

Pursuant to the Copyright Law and its implementing regulations, copyright infringers are subject to various civil liabilities, such as stopping infringing activities, issuing apologies to the copyright owners and compensating the copyright owners for damages resulting from such infringement. The damages should be calculated based on the actual loss suffered by the copyrights owner or the illegal income made by the infringer.

The Provisional Measures on Voluntary Registration of Works, promulgated by the National Copyright Administration on December 31, 1994 and effective on January 1, 1995, provides for a voluntary registration system as administered by the National Copyright Administration and its local counterparts.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyright applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013.

The Measures for Administrative Protection of Copyright Related to Internet, which were jointly promulgated by the National Copyright Administration and the MII on April 29, 2005 and became effective on May 30, 2005, provide that upon receipt of an infringement notice from a legitimate copyright holder, an internet content service provider must take remedial actions immediately by removing or disabling access to the infringing content. If an internet content service provider knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the internet content service provider could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended on January 30, 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. The internet service provider who provides information storage space to recipients of its services to facilitate the provision by such recipient of works, performances and audio-video content to the public shall not be held liable for losses caused by any alleged infringement, provided that such internet service provider has deleted relevant works, performances and audio-video content after receiving a notice from the purported right holder, and the satisfaction of certain other conditions, including that (i) such internet service provider has specifically indicated that such information storage space is provided for the recipients of its services and the name, contact person information and network address of the network service provider have been made public; (ii) the works, performances and audio-video content provided by the recipients are not altered; (iii) the internet service provider is not aware and has no reason to be aware that the works, performances and audio-video content provided by recipients of its services are infringing; and (iv) the internet service provider does not derive economic benefits directly from the works, performances and audio-video content provided by the recipients of its services. Additionally, according to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law to Trial of Civil Dispute Cases of Infringement upon Information Network Transmission Rights promulgated by the Supreme People’s Court on December 17, 2012 and amended on December 29, 2020, in cases where the plaintiff in an infringement claim has raised preliminary evidence to prove that an internet service provider has provided works, performances or audio and video products, if such network service provider can prove that it has provided no more than network services and had no fault, the act of such network service provider will not be considered infringement.

National Copyright Administration

The Copyright Law provides that holders of copyright or copyright-related rights may authorize a collective copyright management organization to exercise their copyright or copyright-related rights. Upon authorization, the collective copyright administration organization is entitled to exercise the copyright or copyright-related rights in its own name for the holders of copyright or copyright-related rights, and participate as a party in court or arbitration proceedings concerning the copyright or copyright-related rights. On December 7, 2013, the State Council promulgated the amended Regulations on Collective Administration of Copyright, or the Collective Administration Regulations. The Collective Administration Regulations clarified that the collective copyright management organization is allowed to (i) enter into license agreement with users of copyright or copyright-related rights, (ii) charge royalty from users, (iii) pay royalty to holders of copyright or copyright-related rights, and (iv) participate in court or arbitration proceedings concerning the copyright or copyright-related rights. Pursuant to the Collective Administration Regulations, performance rights, filming rights, broadcasting rights, rental rights, information network dissemination rights, reproduction rights and other rights stipulated by the Copyright Law which are hard to be exercised effectively by the right holders may be collectively administrated by a collective copyright administration organization. Foreigners and stateless persons may, through an overseas collective copyright management organization having a mutual representation contract with the collective copyright management organization in China, authorize the collective copyright management organization in China to manage copyright or copyright-related rights in China. The aforesaid mutual representation contract means a contract under which the collective copyright management organization in China and its overseas peers authorize each other to conduct collective copyright administration within their respective home countries or regions. In 1992, the National Copyright Administration and Chinese Musicians Association jointly established the Music Copyright Society of China.

The Collective Administration Regulations also prescribes that unauthorized establishments of collective administrations or branches and unauthorized collective copyrights administration activities shall be banned by the copyrights administration department or the civil administration department of the State Council in accordance with their respective scope of functions and relevant illegal gains shall be confiscated, meanwhile if the case constitutes a crime, criminal responsibility shall be investigated according to the law.

Trademark

According to the Trademark Law of the PRC, adopted in 1982 and last amended in 2019, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but are not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the Standing Committee of the National People’s Congress adopted the Patent Law of the PRC, which was subsequently amended in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention, a term of ten years with respect to a utility model and a term of fifteen years with respect to a design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Names

In China, the administration of PRC internet domain names is mainly regulated by the MIIT, under supervision of the China Internet Network Information Center, or CNNIC. On August 24, 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT on November 5, 2004, which adopt a “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. On June 18, 2019, the CNNIC issued a circular to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulates that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018; and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was amended on April 23, 2019, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries or regions but whose actual management institutions are in the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries or regions and whose actual management institutions are outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied.

However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a qualified high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2020, 2021 and 2022. Guangzhou Kugou has also been recognized as HNTE by the relevant government authorities and was entitled to a preferential tax rate of 15% for the years ended December 31, 2020 and subject to the unified CIT rate of 25% for the year ended December 31, 2021 and 2022. For the years ended December 31, 2020 and 2021, Yeelion Online and TME Tech Shenzhen were entitled to a reduced tax rate of 12.5%. For the year ended December 31, 2022, Yeelion Online and TME Tech Shenzhen were recognized as HNTE by relevant government authorities and entitled to a preferential tax rate of 15%.

Pursuant to the PRC EIT Law, a qualified software enterprise, or SE, is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years. Yeelion Online Network Technology (Tianjin) Co., Ltd. (“Yeelion Online Tianjin”) and Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) were qualified as SE and have been entitled to tax holidays for the year ended December 31, 2020 (i.e. their first profitable year in 2019), and they were entitled to a reduced tax rate of 12.5% for the years ended December 31, 2021 and 2022.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 9%.

Value-added Tax

The Provisional Regulations on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were last amended on November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the above-mentioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively. On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs issued the Announcement on Relevant Policies on Deepening the Reform of Value-added Tax, pursuant to which the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively, effective from April 1, 2019.

As of the date of this annual report, our PRC subsidiaries and the VIEs are generally subject to VAT rates of 3%, 6% or 13% (which was 16% prior to April 1, 2019).

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but whose relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance

Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that any applicant who intends to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment Treaty Benefits.

Tax on Indirect Transfers

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7, which was partially repealed in October and December 2017. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” for the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Withholding of Income Tax of Non-resident Enterprises at Source, as amended on June 15, 2018, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

General Rules

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, promulgated by the State Council in 1996 and most recently amended in August 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC to pay capital expenses such as the repayment of foreign currency-denominated loans, or if foreign currency is to be remitted into China under the capital account such as a capital increase or foreign currency loans to our PRC subsidiaries, prior approval from or registration with appropriate regulatory authorities is required.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59 promulgated by the SAFE on November 19, 2012, which became effective on December 17, 2012, and were further amended on May 4, 2015, October 10, 2018 and December 30, 2019, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of the SAFE.

In February 2015, the SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and partially repealed on December 30, 2019. SAFE Circular 13 cancels the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment, and simplifies the procedure of foreign exchange-related registration, and foreign exchange registrations of foreign direct investment and overseas direct investment will be handled by the qualified banks and their branches instead of the SAFE and its branches.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was issued by the SAFE on March 30, 2015 and effective from June 1, 2015 and was partially repealed on December 30, 2019, allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.

In January 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources and utilization arrangements of capital, and provide board resolutions, contracts and other proof when applying for completing the registration in connection with an outbound investment and outbound remittance of capitals.

Offshore Investment

The Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to register with the local SAFE branch.

Pursuant to SAFE Circular 37 and SAFE Circular 13, PRC residents or entities can register with qualified banks instead of the SAFE or its local branch in connection with their establishment of an SPV.

An amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of individual shareholder of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, misrepresent on or failure to disclose the actual controllers of foreign-invested enterprise that is established through round-trip investment, may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

Employee Stock Incentive Plan

The SAFE issued the Circular on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or SAFE Circular 7 in 2012. Pursuant to SAFE Circular 7, employees, directors, supervisors and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with the SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed companies, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercising the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

The Group and the Group’s executive officers and other employees who are PRC citizens or non-PRC citizens residing in China for a consecutive period of not less than one year and having been granted awards are subject to these regulations. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

In addition, the SAT has issued certain notices concerning employee share options and restricted shares. Under these notices, employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries are required to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC regulatory authorities.

Loans by Foreign Companies to their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE, but such foreign debt must be registered with and recorded by the SAFE or its local branches within 15 business days after such foreign debt contract has been entered into. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or the Total Investment and Registered Capital Balance.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or the Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was further increased from 1 to 1.25 on October 25, 2022. Therefore, as of the date of this annual report, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 250% of its net assets, or Net Asset Limits. Enterprises shall file with the SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

In addition to the foregoing, pursuant to the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which was promulgated by the SAFE on October 23, 2019 and came into effect on the same date our PRC subsidiaries established in the pilot regions, which refers to Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net assets of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loan within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with the SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future, and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

Foreign Debts

On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. For the purpose of the Foreign Debts Measures, medium and long-term foreign debts refer to debt instruments with a maturity of more than one year, denominated in Renminbi or a foreign currency, issued overseas by PRC enterprises and overseas enterprises or branches controlled by them, with the principal repaid and interest accrued as agreed. Enterprises shall, prior to the borrowing of foreign debts, complete the formalities of examination and registration and obtain the certificate of examination and registration. Those that have not completed examination and registration formalities are not allowed to borrow foreign debts. Pursuant to the Foreign Debts Measures, the requirement of the examination and registration formalities also apply to the indirect borrowing of medium and long-term foreign debts by domestic enterprises. The Foreign Debts Measures also provides that an enterprise whose principal business activities are conducted within the territory of China, issues bonds or borrows commercial loans overseas, in the name of an enterprise registered overseas, based on the equity, assets, earnings or other similar rights and interests of the domestic enterprise, shall be deemed as indirect borrowing of foreign debts overseas by domestic enterprises.

Regulations on Employment and Social Welfare

Employment

The Labor Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995, and were further amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employers are also prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations.

Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC promulgated by the Standing Committee of National People’s Congress of the PRC on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. Any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hiring. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall only be paid by employers while the contributions of basic pension insurance, medical insurance and unemployment insurance shall be paid by both employers and employees.

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
•
Abuse of dominant market position. For example, selling goods at unfairly high prices or purchasing goods at unfairly low prices, selling goods at prices below cost or refusing to trade with a trading party without any justifiable cause. Sanctions for such violations include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue in the preceding year); and
•
Concentration of undertakings which has or may have an effect of eliminating or restricting competition. Pursuant to the Anti-Monopoly Law and the Rules of the State Council on Declaration Threshold for Concentration of Business Undertakings as amended on September 18, 2018, require that the anti-monopoly agency (i.e., the SAMR) shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions, and issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

According to the Anti-monopoly Guidelines of the Anti-monopoly Commission under the State Council in the Field of Intellectual Property Rights, which was promulgated and became effective on January 4, 2019, or the Anti-monopoly IP Rights Guidelines, the Anti-Monopoly Law is applicable when the operator abuses intellectual property rights and conducts acts that exclude or restrict competition. Pursuant to the Anti-monopoly IP Rights Guidelines, analysis of whether the operator has abused intellectual property rights to exclude or restrict competition shall follow the following basic principles: (i) the same regulatory standards for other forms of property rights shall be adopted and the relevant provisions of the Anti-monopoly Law of the PRC shall be followed; (ii) the characteristics of intellectual property rights shall be taken into account; (iii) the operator shall not be presumed to have a dominant market position in the relevant market because of its ownership of intellectual property rights; and (iv) the positive impact of relevant behaviors on efficiency and innovation shall be considered on a case-by-case basis.

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 and was amended on March 24, 2022 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, the Anti-Monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in the internet platform economy, including without limitation:

(i)
prohibiting platforms from reaching monopoly agreements. A monopoly agreement in the field of platform economy refers to any agreement, decision or other concerted conduct by undertakings to exclude or restrict competition. “Other concerted conduct” refers to the conduct whereby undertakings do not explicitly enter into an agreement or decision, but are actually coordinated through data, algorithms, platform rules or other means, except for price following and other parallel conduct conducted by the relevant undertakings based on their independent expression of intent;
(ii)
prohibiting the concentration of undertakings that has or may have the effect of eliminating or restricting competition; and
(iii)
prohibiting platforms with dominant position from abusing their market dominance. The activities which may constitute the abuse of market dominance include, without limitation, sales of commodities at an unfairly high price or purchases of commodities at an unfairly low price, sales of commodities at a price lower than cost without justified reasons, refusing to enter into transactions with transaction counterparties without justified reasons, limit transactions with transaction counterparties without justified reasons, tie-in sales or attaching unreasonable transaction terms without justified reasons, and differential treatment to the transaction counterparties with identical transaction conditions without justified reasons.

In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces anti-monopoly merger review for internet platform related transactions to safeguard market competition.

On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. Since the above-mentioned laws and regulations are relatively new, uncertainty still remains as to their interpretation and implementation.

Regulations on M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfil the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a PRC domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties such as rectifications, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties such as warnings and fines.

In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a PRC domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the PRC domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

On February 24, 2023, the CSRC, Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, PRC domestic companies (which may refer to either a joint-stock company incorporated domestically that conducts direct overseas offering and listing, or a domestic operating entity that conducts indirect overseas offering and listing) that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. A PRC domestic company that provides documents and materials to securities companies and securities service providers shall abide by applicable national regulations on confidentiality in handling such documents and materials, and provide at the same time to the securities companies and securities service providers a written statement on the company’s implementation of the requirements according to the Archives Rules. Further, where a PRC domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information according to the Law of the PRC on Guarding State Secrets, other laws and regulations and the Archives Rules. The Archives Rules also stipulate that a PRC domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. However, given that the Archives Rules was recently promulgated, uncertainties remain as to the implementation and interpretation.

4.C. Organizational Structure

The following diagram illustrates the Group’s corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs.

Notes:

(1)
Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (99.47%), an entity controlled by Tencent; (ii) Shenzhen Litong Industry Investment Fund Co., Ltd. (0.08%), an entity controlled by Tencent; and (iii) Qianhai Daizheng (0.45%). Guangzhou Kugou operates Kugou Music and Kugou Live.
(2)
Shareholders of Beijing Kuwo and their respective shareholdings and relationship with our company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (61.64%), an entity controlled by Tencent; and (ii) Qianhai Daizheng (38.36%). Beijing Kuwo operates Kuwo Music and Kuwo Live.
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
(6)
Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(7)
Tencent Music Shenzhen operates QQ Music and WeSing.

Contractual Arrangements with the VIEs and Their Respective Shareholders or Partners

Currently, substantially all of the Group’s users and business operations are located in the PRC and we do not have plans for any significant overseas expansion in the foreseeable future, as our primary focus is the PRC online music and audio entertainment market, which we believe possesses tremendous growth potential and attractive monetization opportunities.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “— 4.B. Business Overview — Regulations — Regulations on Foreign Investment.” We are a company incorporated in the Cayman Islands. Our PRC subsidiaries, including Beijing Tencent Music and Yeelion Online, among others, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group primarily conducts its business in China through the VIEs and their respective subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure.”

The following is a summary of the contractual arrangements by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo. The contractual arrangements by and among us (through our wholly-owned PRC subsidiaries) and each of the VIEs as well as their respective shareholders or partners, are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. In addition, the spouses of certain shareholders or partners of VIEs have also signed spousal consents, the key terms of which are summarized below.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

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

We have been further advised by our PRC legal counsel that, uncertainties remain as to the interpretation and application of current or future PRC laws and regulations, if the PRC regulators find that the agreements that establish the structure for operating our value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses and related business do not comply with PRC regulatory restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and the Group’s corporate structure, please see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure.”

Equity Interests Pledge Agreement

Pursuant to the equity interests pledge agreements dated December 5, 2022 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo pledged all of their equity interests in Beijing Kuwo to Yeelion Online, to guarantee Beijing Kuwo’s and its shareholders’ performance of their obligations under, where applicable, the exclusive option agreement, exclusive technical service agreement and voting trust agreement. If Beijing Kuwo or any of its shareholders breach their contractual obligations under these agreements, Yeelion Online will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. Without the prior written consent of Yeelion Online, the shareholders of Beijing Kuwo shall not transfer the pledged equity interests, create or permit to be created any new pledge or any other security interest on the pledged equity interests.

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

Exclusive Option Agreement

Pursuant to the exclusive option agreement dated December 5, 2022 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo irrevocably granted Yeelion Online or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests held by the shareholders of Beijing Kuwo at the price agreed by the parties to the extent permitted by PRC law. Without the prior written consent of Yeelion Online, the shareholders of Beijing Kuwo shall not transfer or otherwise dispose of, or create any encumbrances or third party interests upon their equity interests in Beijing Kuwo. In addition, Beijing Kuwo irrevocably granted Yeelion Online or its designated party an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Beijing Kuwo, to the extent permitted under PRC law.

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

Loan Agreement

Pursuant to the loan agreement originally dated July 12, 2016 by and among Yeelion Online and certain other parties, and certain other related agreements subsequently entered into by and among Yeelion Online and other parties named therein, Yeelion Online provides loans to Qianhai Daizheng as the borrower solely for the purpose of acquiring equity interests of Beijing Kuwo. Yeelion Online has the sole discretion to determine the method of repayment, including requiring the borrower to transfer their equity interests in Beijing Kuwo to Yeelion Online or its designated person.

Voting Trust Agreement or Power of Attorney

Pursuant to the voting trust agreement dated December 5, 2022 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo each irrevocably granted Yeelion Online or any person designated by Yeelion Online as their attorney-in-fact to vote on their behalf on all matters of Beijing Kuwo by issuing a voting proxy.

Spousal Consents

The spouses of certain individual shareholders or partners of the VIEs have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by his or her spouse of the above-mentioned equity interests pledge agreement, exclusive option agreement and voting proxy, as applicable, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in the applicable VIEs held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in the applicable VIEs held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

4.D. Property, Plant and Equipment

Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing, Guangzhou and some other cities in China with an aggregate of approximately 91,205 square meters. These facilities are currently accommodating our management headquarters, most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN).

We lease all of the facilities that we currently occupy. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

In addition, as of the date of this annual report, we owned an aggregate of 9.7 thousand square meters of properties in Guangzhou, China, and we had also entered into an agreement to acquire the land use right for an aggregate of 6.8 thousand square meters of properties in Shenzhen, China.

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
•
competition in China’s online music and audio entertainment industry; and
•
general economic, political, demographic and business conditions in China and globally.

Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to maintain our user base and further increase their engagement level

We generate revenues primarily through the sales of memberships and virtual gifts. Therefore, our ability to generate revenues is in part affected by the number of our users and the levels of their engagement. Our ability to continue to maintain our user base and increase user engagement is driven by various factors, including our ability to increase the breadth and attractiveness of our content offerings, provide smart content recommendations, deliver a differentiated user experience; encourage users to use multiple services across our platform, improve the social interaction features of our platform, and enhance our brand reputation.

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

Our ability to increase paying ratio and strengthen our monetization capability

Our results of operations depend on our ability to convert our vast user base into paying users and drive their spending on our platforms.

The table below sets forth the number of mobile MAUs, paying users, paying ratio and monthly ARPPU for our online music services and social entertainment services for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user, if any, during any given period.

	For the Year Ended December 31,
	2020	2021	2022
Mobile MAUs(1) (in millions)
Online music services	644	622	588
Social entertainment services	240	203	157
Paying users(1) (in millions)
Online music services	49.4	68.6	84.2
Social entertainment services	11.7	10.3	7.8
Paying ratio(1)
Online music services	7.7%	11.0%	14.3%
Social entertainment services	4.9%	5.1%	5.0%
Monthly ARPPU(1) (RMB)
Online music services(2)	9.4	8.9	8.6
Social entertainment services(3)	141.1	160.0	169.4

Notes:

(1)
For definitions, see “Introduction.”
(2)
The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the periods indicated were RMB5,560 million, RMB7,333 million and RMB8,699 million (US$1,261 million), respectively.
(3)
The revenues used to calculate the monthly ARPPU of social entertainment services include revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Historically, users in China had a relatively lower willingness to pay for online music services as compared with more developed markets, and therefore we, in the past, mainly focused on providing attractive music content and functionalities for our online music services, with a view towards gradually cultivating users’ habits and willingness to pay in the long term. Despite the decreases in our already-massive base of mobile MAUs from 2020 to 2022 primarily due to churn of our users and cost optimization measures, we have been able to continuously grow our paying users, paying ratios and revenues for our online music services, thereby creating long-term value for our content partners and China’s music industry as a whole. This was because we continued to enhance product features, expand sales channels and diversify premium content offerings of our online music services. In the foreseeable future, we will continue to drive the paying user conversion and revenues of our online music services as the more important contributor to the overall monetization of our platform and we expect the revenues generated from our online music services to steadily increase. In the meantime, we will also endeavor to maintain the competitiveness of our social entertainment services amid the increased market competition and regulatory scrutiny through continuous product innovations and a variety of new initiatives such as audio live streaming and virtual interactive product offerings.

Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models including, for example, the pay-for-streaming model and advertising services, into the overall user experience on our platform. See “Item 4. Information on the Company — 4.B. Business Overview — How We Generate Revenues — Online Music Services” for more information of the pay-for-streaming model. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its online music and audio entertainment industry in particular. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We face risks related to accidents, disasters and public health challenges in China and globally.”

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

We currently have a comprehensive library of music content in China across a wide range of content formats, including songs, karaoke songs, live streaming of music performances, recorded video and audio content, as well as reviews and articles. Our continued success largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the entertainment industry. We seek to identify trend-setting and potentially popular content, which in turn allows us to offer more comprehensive content.

We plan to continue to invest in and enrich our content portfolio. We will continuously invest in original content production to meet user demands for diverse forms of music entertainment. We will also continue to provide our indie musicians with useful tools and collaborative opportunities to realize their full potential while differentiating our content offerings.

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

Our results of operations and our ability to sustain profitability may also be affected by our obligations to make payments for royalties to the licensors under our license agreements. See “Item 4. Information on the Company — 4.B. Business Overview — Our Content — Content Sourcing Arrangements” for more information about the pricing structure of our licensed content.

We are committed to protecting music copyright, and our leading role in China’s music copyright protection efforts has made us a preferred partner for major domestic and international music labels and other content partners. This has helped us maintain long-term collaborative relationships with our content partners, which, in turn, enables us to source content on commercially reasonable terms.

We believe that our collaborative relationships with content partners and our diversified monetization models enable us to maintain and enhance returns on content spending without compromising our commitment to copyright protection.

Impacts of the COVID-19 Pandemic

The COVID-19 pandemic has, since its initial outbreak, affected our business and results of operations in different ways but the overall impacts had not been material due to the online, digital nature of our business model and the consumption patterns of online music and audio entertainment services.

With respect to its impacts on our financial performance, we experienced a temporary decrease in revenue from social entertainment services and others in the first quarter of 2020 when the COVID-19 pandemic initially peaked in China. This was attributable primarily to the temporary decrease in users’ purchases for online entertainment amid the uncertainty surrounding the COVID-19 outbreak, which was consistent with industry norm. As the COVID-19 situations improved in China after the first quarter of 2020, levels of user activities for social entertainment services and others recovered steadily in the second quarter of 2020, as demonstrated by a year-over-year revenue growth as compared to the same period in 2019.

On the other hand, during the pandemic, people are spending more time online at home, while craving to stay connected with their families and friends. This has created a unique opportunity for our platform to connect people via online music and audio entertainment. For example, our virtual live concerts, offering an online-merge-offline music listening experience, amassed a wide audience amid the COVID-19 pandemic.

There are no comparable recent events that provide guidance on the effect the COVID-19 outbreak as a global pandemic may have, and, as a result, the ultimate impacts of the pandemic are highly uncertain and subject to changes, even though conditions have been gradually improving. Variations of the COVID-19 virus, including notably the Omicron variant, have caused new outbreaks in China and across the world. For example, the resurgence of the Omicron variant in China since the beginning of 2022 resulted in heightened prevention measures adopted across China to curb the outbreak. This caused disruptions to varying degrees to our business operations as well as the levels of activities and spending of our users and customers. China began to modify its COVID-19 policy in late 2022, and most of the travel and other public health restrictions were lifted in December 2022. There were significant surges of COVID-19 cases in many cities in China during this time, which disrupted normal business activities until early 2023. As of this annual report, our business activities have returned to normal levels.

The extent to which the COVID-19 pandemic may continue to impact our business will depend on future developments, which are highly uncertain and unpredictable, such as the duration of the pandemic, the effectiveness of travel restrictions and other measures to contain the outbreak and its impact, such as social distancing. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We face risks related to accidents, disasters and public health challenges in China and globally.”

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	9,349	32.1	11,467	36.7	12,483	1,810	44.0
Social entertainment services and others	19,804	67.9	19,777	63.3	15,856	2,299	56.0
Total revenues	29,153	100.0	31,244	100.0	28,339	4,109	100.0

Online music services. We generate revenues from our online music services primarily from subscriptions, namely from paid music and audio through sale of subscription packages for a fixed monthly fee. In 2020, 2021 and 2022, revenue from music subscriptions was RMB5,560 million, RMB7,333 million and RMB8,699 million (US$1,261 million), respectively. In addition, we also generate online music revenues from: (i) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content; (ii) selling digital music singles and albums to users on our platform; (iii) providing long-form audio-related services. (iv) providing various other music services, such as providing integrated and technology-driven music solutions to smart device and automobile manufacturers; and (v) licensing our original music content and distributing music content licensed from content providers to other online music platforms and other third parties.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke, sales of music-related merchandise and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts. Generally, a portion of the revenues is shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a small portion of the revenues from offering display and performance-based advertising solutions on our platform and selling premium memberships to our users. We expect that the growth in our revenue from social entertainment services and others will moderate, and such revenue may be subject to downward pressure in the foreseeable future, due to a combination of multiple factors. These factors include the evolving macro environment, increased competition from other platforms and the impact related to COVID-19. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” We are working to increase our competitiveness through ongoing product innovations and by building additional verticals in social entertainment such as audio live streaming, international expansion and virtual interactive product offerings.

In addition, we generate a small portion of revenues through the sales of music-related merchandise, including headsets, smart speakers and other hardware products. See “Item 4. Information on the Company — 4.B. Business Overview — A Unique Online Music Entertainment Experience — Other Music Services.”

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	17,478	88.0	18,992	87.0	16,540	2,398	84.5
Other cost of revenues	2,373	12.0	2,848	13.0	3,026	439	15.5
Total cost of revenues	19,851	100.0	21,840	100.0	19,566	2,837	100.0

Our cost of revenues primarily includes service costs, which mainly comprise (i) content costs, which primarily consist of royalties paid to music labels and other content partners and our in-house production costs. Such costs are used to support both our online music services and social entertainment services; (ii) fees paid to content creators pursuant to revenue sharing arrangements associated with our social entertainment services, including live streaming performers, their agencies and other users who perform on our platform; and (iii) content delivery costs relating primarily to server, cloud services and bandwidth costs paid to telecommunications carriers and other related service providers which are used to support both our online music services and social entertainment services.

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

Our music content is critical to expanding our product offerings, attracting users and driving monetization for our online music services over time and we will continue to invest in content. Music content also drives the growth of our social entertainment services. For example, users may engage in online karaoke singing of a track that they discover through listening to music via our online music services. As such, we believe music content helps drive user engagement and monetization opportunities for our social entertainment services.

We expect that our cost of revenues including, in particular, our service costs, will fluctuate in absolute amount in the foreseeable future as it is affected by various factors as discussed above. In terms of our social entertainment services in particular, we may continue to experience fluctuations in the fees paid to content creators as we continually optimize our revenue sharing arrangements with them in order to enhance our competitive edge amid evolving competitive landscape and macro headwind. We will continue to focus on cost control with a view to improving our returns on service costs as part of our cost of revenues.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	2,475	44.4	2,678	40.0	1,144	166	20.6
General and administrative expenses(1)	3,101	55.6	4,009	60.0	4,413	640	79.4
Total operating expenses	5,576	100.0	6,687	100.0	5,557	806	100.0

Note:

(1)
Includes R&D expenses of RMB1,667 million, RMB2,339 million and RMB2,580 million (US$374 million) in 2020, 2021 and 2022, respectively.

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

General and administrative expenses. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; (ii) salaries and other benefits paid to our general and administrative personnel; (iii) fees and expenses associated with the legal, accounting and other professional services; and (iv) amortization of intangible assets resulting from acquisitions. We will continue to manage our general and administrative expenses as we continue to improve our operational efficiencies while continuously investing in research and development to expand our competitive advantages in product and technology innovations.

Other gains, net

Our other gains, net primarily include tax rebates, gains and losses from investments and fair value change, and government grants. We had other gains, net, of RMB362 million, RMB553 million and RMB516 million (US$75 million) in 2020, 2021 and 2022, respectively.

Taxation

We had income tax expense of RMB456 million, RMB417 million and RMB534 million (US$77 million) in 2020, 2021 and 2022, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

Our PRC subsidiaries and the VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC CIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2020, 2021 and 2022. Guangzhou Kugou has also been recognized as HNTE by the relevant government authorities and was entitled to a preferential tax rate of 15% for the year ended December 31, 2020 and subject to the unified CIT rate of 25% for the years ended December 31, 2021 and 2022. For the years ended December 31, 2020 and 2021, Yeelion Online and TME Tech Shenzhen were entitled to a reduced tax rate of 12.5%. For the year ended December 31, 2022, Yeelion Online and TME Tech Shenzhen were recognized as HNTE by relevant government authorities and entitled to a preferential tax rate of 15%. Yeelion Online Network Technology (Tianjin) Co., Ltd. and Guangzhou Shiyinlian Software Technology Co., Ltd. were qualified as SE and have been entitled to tax holidays for the year ended December 31, 2020 (i.e., their first profitable year in 2019), and they were entitled to a reduced tax rate of 12.5% for the years ended December 31, 2021 and 2022.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 9%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Tencent Music Entertainment Hong Kong Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Tencent Music Entertainment Hong Kong Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	9,349	32.1	11,467	36.7	12,483	1,810	44.0
Social entertainment services and others	19,804	67.9	19,777	63.3	15,856	2,299	56.0
Total revenues	29,153	100.0	31,244	100.0	28,339	4,109	100.0
Cost of revenues(1)	(19,851)	(68.1)	(21,840)	(69.9)	(19,566)	(2,837)	(69.0)
Gross profit	9,302	31.9	9,404	30.1	8,773	1,272	31.0
Operating expenses
Selling and marketing expenses(1)	(2,475)	(8.5)	(2,678)	(8.6)	(1,144)	(166)	(4.0)
General and administrative expenses(1)	(3,101)	(10.6)	(4,009)	(12.8)	(4,413)	(640)	(15.6)
Total operating expenses	(5,576)	(19.1)	(6,687)	(21.4)	(5,557)	(806)	(19.6)
Interest income	622	2.1	530	1.7	711	103	2.5
Other gains, net	362	1.2	553	1.8	516	75	1.8
Operating profit	4,710	16.2	3,800	12.2	4,443	644	15.7
Share of net profit/(loss) of investments accounted for using equity method	19	0.1	(47)	(0.2)	38	6	0.1
Finance cost(2)	(97)	(0.3)	(121)	(0.4)	(108)	(16)	(0.4)
Profit before income tax	4,632	15.9	3,632	11.6	4,373	634	15.4
Income tax expense	(456)	(1.6)	(417)	(1.3)	(534)	(77)	(1.9)
Profit for the year	4,176	14.3	3,215	10.3	3,839	557	13.5

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	41	56	74	11
Selling and marketing expenses	24	31	43	6
General and administrative expenses	504	665	706	102
Total	569	752	823	119

(2)
Finance cost mainly comprises interest on notes we issued and lease liabilities.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 9.3% from RMB31,244 million in 2021 to RMB28,339 million (US$4,109 million) in 2022.

Online music services

Our revenues generated from online music services increased by 8.9% from RMB11,467 million in 2021 to RMB12,483 million (US$1,810 million) in 2022, mainly driven by strong growth in music subscription revenues, supplemented by growth in revenues from long-form audio, partially offset by decreases in content licensing and distribution revenues and advertising revenues. Nonetheless, revenues from advertising continued to recover quarter-over-quarter in 2022, as ad-supported mode achieved strong growth. See “Item 4. Information on the Company — 4.B. Business Overview — How We Generate Revenues — Advertising Services.”

Our revenues generated from music subscriptions increased by 18.6% from RMB7,333 million in 2021 to RMB8,699 million (US$1,261 million) in 2022, which was mainly due to the increase in the number of paying users by 22.7%, partially offset by a decrease in monthly ARPPU from RMB8.9 in 2021 to RMB8.6 in 2022 due to the relatively lower ARPPU in the first half of 2022. Nevertheless, our monthly ARPPU for music subscriptions continued to improve over the four quarters during 2022. The strong growth in music subscription revenues was driven by the optimized content quality, more attractive member privileges, broadened sales channels, and more effective promotions as we took a balanced approach to grow our music subscription paying users and monthly ARPPU.

Social entertainment services and others

Our revenues generated from social entertainment services and others decreased by 19.8% from RMB19,777 million in 2021 to RMB15,856 million (US$2,299 million) in 2022. On a year-over-year basis, monthly ARPPU increased by 5.9% in year 2022 while paying users decreased by 24.3%. The decrease in revenue and paying users was mainly due to the impact of the evolving macro environment, increased competition from other platforms and the impact related to COVID-19.

Cost of revenues

Our cost of revenues decreased by 10.4% from RMB21,840 million in 2021 to RMB19,566 million (US$2,837 million) in 2022, primarily due to the decrease in service costs by 12.9% from RMB18,992 million in 2021 to RMB16,540 million (US$2,398 million) in 2022. The declined revenues from social entertainment services led to the decrease in revenue sharing fees, which was the primary reason for the overall decrease in service costs. Content royalty costs also decreased primarily due to reduced spending related to variety shows as a result of our effective cost control.

Other cost of revenues increased by 6.3% from RMB2,848 million in 2021 to RMB3,026 million (US$439 million) in 2022, which was primarily attributable to higher payment channel fees.

Gross profit

As a result of the foregoing, our gross profit decreased by 6.7% from RMB9,404 million in 2021 to RMB8,773 million (US$1,272 million) in 2022. Our gross margin increased from 30.1% in 2021 to 31.0% in 2022. This increase in gross margin was primarily due to the effective control and optimization of content costs including decreased revenue sharing fees for live streaming business.

Operating expenses

Our operating expenses decreased by 16.9% from RMB6,687 million in 2021 to RMB5,557 million (US$806 million) in 2022.

Selling and marketing expenses

Our selling and marketing expenses decreased by 57.3% from RMB2,678 million in 2021 to RMB1,144 million (US$166 million) in 2022, which was primarily due to optimization of the overall promotion structure and the effective control over marketing expenses.

General and administrative expenses

Our general and administrative expenses increased by 10.1% from RMB4,009 million in 2021 to RMB4,413 million (US$640 million) in 2022 primarily due to (i) increased investment in research and development to further empower music-related content creation, develop innovative products and services, enhance production efficiency and improve sound quality and effects, as well as to support our international expansion and (ii) expenses related to our secondary listing by way of introduction on the Main Board of the Hong Kong Stock Exchange.

Interest income

Our interest income was RMB711 million (US$103 million) in 2022, as compared to RMB530 million in 2021. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits.

Other gains, net

Our other gains, net, were RMB516 million (US$75 million) in 2022, as compared to other gains, net, of RMB553 million in 2021. The decrease was mainly attributable to the decrease in fair value change of investments, government grants and tax rebates, partially offset by gains on step-up acquisition arising from business combination.

Operating profits

As a result of the foregoing, our operating profit for the year increased by 16.9% to RMB4,443 million (US$644 million) in 2022 from RMB3,800 million in 2021. Operating margin increased to 15.7% in 2022 from 12.2% in 2021.

Finance cost

Our finance cost was RMB108 million (US$16 million) in 2022, as compared to RMB121 million in 2021. The decrease was primarily due to the fluctuation of foreign exchange rate.

Income tax expense

We had an income tax expense of RMB534 million (US$77 million) and RMB417 million in 2022 and 2021, respectively. Our effective tax rate was 12.2% in 2022, as compared to 11.5% in 2021. The higher effective tax rate in 2022 was because some of our entities were entitled to different tax benefits in 2021 and 2022.

Profit for the year

As a result of the foregoing, our profit for the year increased from RMB3,215 million in 2021 to RMB3,839 million (US$557 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5.A. Operating Results — Results of Operations — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 26, 2022.

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

Adjusted profit for the year represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation, gains/losses from investments, fair value change on puttable shares, and income tax effects. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the years indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	4,176	3,215	3,839	557
Adjustments:
Amortization of intangible and other assets arising from acquisitions(1)	392	484	498	72
Share-based compensation	570	753	834	121
(Gains)/losses from investments(2)	(101)	51	(141)	(20)
Fair value change on puttable shares(3)	37	—	—	—
Income tax effects(4)	(103)	(171)	(123)	(18)
Adjusted profit for the year (Non-IFRS financial measure)	4,971	4,332	4,907	711
Attributable to
Non-IFRS equity holders of the Company	4,950	4,146	4,745	688
Non-controlling interests	21	186	162	23
Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure)
Basic	1.49	1.25	1.48	0.21
Diluted	1.47	1.23	1.47	0.21
Shares used in earnings per Class A and Class B ordinary share computation
Basic	3,313,527,847	3,321,067,177	3,203,995,973	3,203,995,973
Diluted	3,360,460,759	3,363,045,757	3,234,507,356	3,234,507,356
Earnings per ADS (Non-IFRS financial measure)(5)
Basic	2.99	2.50	2.96	0.43
Diluted	2.95	2.47	2.93	0.43
ADS used in earnings per ADS computation
Basic	1,656,763,924	1,660,533,589	1,601,997,986	1,601,997,986
Diluted	1,680,230,380	1,681,522,878	1,617,253,678	1,617,253,678

Notes:

(1)
Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions.
(2)
Includes the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.
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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and funds raised from financing activities. As of December 31, 2022, we had RMB9,555 million (US$1,385 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to US$400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019 (the “2019 Share Repurchase Program”). On March 28, 2021, we announced another share repurchase program under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs pursuant to the relevant SEC rules (the “2021 Share Repurchase Program”). Our board of directors has recently authorized another share repurchase program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023 (the “2023 Share Repurchase Program”). Up to the date of this annual report, we have repurchased ADSs from the open market for an aggregate amount of approximately US$19 million in cash pursuant to the 2019 Share Repurchase Program, approximately US$1 billion in cash pursuant to the 2021 Share Repurchase Program and nil pursuant to the 2023 Share Repurchase Program. We may make additional share repurchase depends on the market conditions.

On September 3, 2020, we issued an aggregate of US$300 million senior unsecured notes due in 2025 (the “2025 Notes”), with annual interest rate of 1.375%, and an aggregate of US$500 million senior unsecured notes due in 2030 (the “2030 Notes,” together with the 2025 Notes, the “Senior Unsecured Notes”), with annual interest rate of 2.000%. The net proceeds from the notes offering were used for general corporate purposes. Both the 2025 Notes and the 2030 Notes remained outstanding as of the date of this annual report. We are not subject to any financial covenants or other significant restrictions under these notes. In 2022, we paid an aggregate of US$14 million in interest payments related to these notes.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and the VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. See “Item. 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item. 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” and “Item. 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	4,885	5,239	7,481	1,085
Net cash used in investing activities	(14,206)	(5,999)	(1,446)	(210)
Net cash generated from/(used in) financing activities	5,292	(3,710)	(3,419)	(496)
Net (decrease)/increase in cash and cash equivalents	(4,029)	(4,470)	2,616	379
Cash and cash equivalents at beginning of the year	15,426	11,128	6,591	956
Exchange differences on cash and cash equivalents	(269)	(67)	348	50
Cash and cash equivalents at end of the year	11,128	6,591	9,555	1,385

The paragraphs below set forth a detailed cashflow analysis for the year ended December 31, 2022. For a detailed cashflow analysis for the years ended December 31, 2020 and 2021, see “5.B. Liquidity and Capital Resources” of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 26, 2022.

Operating activities

Net cash generated from operating activities was RMB7,481 million (US$1,085 million) in 2022. The difference between our profit before income tax of RMB4,373 million (US$634 million) and the net cash generated from operating activities was mainly due to (i) the increase in accounts payable and other liabilities of RMB1,322 million (US$192 million); (ii) depreciation and amortization of RMB1,160 million (US$168 million); (iii) the decrease in accounts receivable of RMB906 million(US$131 million);and (iv) non-cash share-based compensation expense of RMB665 million (US$96 million); partially offset by (i) the income tax paid of RMB733 million (US$106 million) and (ii) the step acquisition gain of RMB141 million(US$20 million).

Investing activities

Net cash used in investing activities was RMB1,446 million (US$210 million) in 2022, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB33,919 million (US$4,918 million); (ii) purchase of land use right of RMB526 million(US$76 million); (iii) payments for equity investments of RMB473 million (US$69 million); (iv) purchase of intangible assets of RMB442 million (US$64 million); (v) and payments for business combinations of RMB165 million (US$24 million); partially offset by (i) receipt from maturity of term deposits with initial terms of over three months of RMB33,170 million (US$4,809 million); and (ii) receipt from short-term investments of RMB1,215 million (US$176 million).

Financing activities

Net cash used in financing activities in 2022 was RMB3,419 million (US$496 million), which was mainly due to (i) payment for repurchase of ordinary shares of RMB3,127 million (US$453 million); (ii) payment for lease liabilities of RMB130 million (US$19 million); and (iii) payments for interests of RMB115 million (US$17 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, commitments, share repurchase and long-term debt obligation under our 2025 Notes and 2030 Notes. 2025 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$300 million in aggregate principal amount of senior notes bearing an annual interest rate of 1.375% which will mature on September 3, 2025. 2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$500 million in aggregate principal amount of senior notes bearing an annual interest rate of 2.000%, which will mature on September 3, 2030.

We intend to fund our existing and future material cash requirements with our existing cash balance and cash generated from operating activities. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment, land use rights and intangible assets. Our capital expenditures were RMB501 million, RMB2,758 million and RMB1,053 million (US$153 million), in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our commitments as of December 31, 2022.

	Payment due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Operating commitments(1)	79	11	61	9	18	3	—	—	—	—
Content royalties(2)	2,093	304	1,743	253	344	50	6	1	—	—
Investment commitments(3)	13	2	13	2	—	—	—	—	—	—
Capital commitments	3	—	3	—	—	—	—	—	—	—

Notes:

(1)
Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to property management and other services.
(2)
Represents the minimum royalty payments associated with license agreements to which we are subject.
(3)
Represents commitments to acquire the equity interests in certain entities.

Share Repurchase

Our share repurchase may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions. We repurchased ADSs from the open markets at an aggregate consideration of approximately US$19 million, US$553 million and US$447 million under our share repurchase programs in 2020, 2021 and 2022. Our board of directors has recently authorized the 2023 Share Repurchase Program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023. We generally fund our share repurchase with our existing cash and may make additional share repurchase depending on the market conditions.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We currently do not maintain any derivative contracts that are indexed to our shares and classified as shareholder’s equity and are not reflected in our consolidated financial statements and the notes thereto. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We did not have any off-balance sheet arrangements as of December 31, 2022.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. The Group conducts its operations primarily through our PRC subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company — 4.C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders or Partners.” In 2020, 2021 and 2022, the amount of Service Charges paid to our PRC subsidiaries from the VIEs was RMB15,372 million, RMB17,743 million and RMB16,415 million (US$2,380 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. In accordance with PRC company laws, our PRC subsidiaries and the VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries and the VIEs. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and the VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital. In 2022, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through the VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

For more information about the financial contribution of the VIEs to the Group, see “Item 3. Key Information — Transfer of Funds and Other Assets” and “Item 3. Key Information — Condensed Consolidating Schedule.”

5.C. Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility.

Our R&D expenses were RMB1,667 million, RMB2,339 million and RMB2,580 million (US$374 million) in 2020, 2021 and 2022, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 4 Critical Accounting Estimates and Judgments.”

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

Significant judgements are required in determining the expected service periods, including but not limited to users’ historical activities patterns and churn rates. We have adopted a policy of assessing the estimated lifespans of virtual gifts on a regular basis whenever there is any indication of change in the expected service periods.

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

Our judgment is required in the area of asset impairment, particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in the adopted valuation models, including discounted cash flows and market approach. Changing the assumptions selected by us in assessing impairment, including the revenue growth rates and pre-tax discount rates assumptions in the cash flow projections and selection of comparable companies adopted in the market approach, could materially affect the net present value used in the impairment test and as a result affect our financial condition and results of operations. If there is a significant adverse change in the key assumptions applied, it may be necessary to take an impairment charge to income statement.

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

2014 Share Incentive Plan

The 2014 Share Incentive Plan was approved by the then board of directors of our company in October 2014 prior to Tencent’s acquisition of CMC. As of April 18, 2023, according to the 2014 Share Incentive Plan, 101,785,456 ordinary shares have been reserved to be issued to qualified employees, directors, non-employee directors and consultants as determined by the board of directors of our company. The options granted pursuant to the 2014 Share Incentive Plan will be exercisable only if the option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

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

Assumptions used in such determination of fair value are presented below.

	Granted in
	2020	2021	2022
Risk free interest rate	0.71%-0.91%	1.22%-1.63%	2.15%-2.92%
Expected dividend yield	0%	0%	0%
Expected volatility range	40%-42.5%	43.5%-50%	55%-60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 18, 2023.

Directors and Executive Officers	Age	Position/Title
Cussion Kar Shun Pang	49	Executive Chairman
Zhu Liang	47	Chief Executive Officer, Director
Zhenyu Xie	48	President, Chief Technology Officer, Director
James Gordon Mitchell	49	Director
Brent Richard Irvin	50	Director
Matthew Yun Ming Cheng	53	Director
Edith Manling Ngan	58	Independent Director
Adrian Yau Kee Mak	62	Independent Director
Jeanette Kim Yum Chan	64	Independent Director
Min Hu	51	Chief Financial Officer
Cheuk Tung Tony Yip	42	Chief Strategy Officer
Linlin Chen	42	Group Vice President, Head of Kugou Business Unit
Lixue Shi	48	Group Vice President, Head of Kuwo Business Unit
Tsai Chun Pan	48	Group Vice President, Head of Content Cooperation Business

Cussion Kar Shun Pang has served as our Executive Chairman since April 2021. He has been a member of our board of directors since May 2014 and served as our Chief Executive Officer from July 2016 to April 2021. Mr. Pang is responsible for setting our long term strategy, overall coordination and management of the Board and the Company, as well as serving as the head of content ecosystem business. Mr. Pang joined Tencent (HKEX: 0700) in 2008 and was appointed as the corporate vice president of Tencent in 2013. He has extensive experience across multiple businesses within Tencent including online games, e-commerce and social networking. Prior to joining Tencent, Mr. Pang worked for a number of publicly listed companies in telecommunications, internet and media industries, such as PCCW Limited (HKEX: 0008). Mr. Pang is an internet industry leader with over 25 years of experience and serves as a Standing Council Member of the Internet Society of China. Mr. Pang received a bachelor’s degree in mathematics (honors), business administration and information systems from University of Waterloo, Canada.

Zhu Liang has served as our Chief Executive Officer and a member of our board of directors since April 2021, and oversees our QQ Music, Kugou Music, Kuwo Music, WeSing and long-form audio business. Prior to this appointment, Mr. Liang joined Tencent (HKEX: 0700) in 2003 and served as the corporate vice president of Tencent since 2016. Prior to that role, Mr. Liang was the general manager of QQ Music from 2014 to 2016. Prior to joining Tencent, Mr. Liang worked for Huawei Technology Co., Ltd. Mr. Liang received a doctor’s degree in signal and information processing from Tianjin University in 2003.

Zhenyu Xie has served as our President and Chief Technology Officer and has been a member of our Board of Directors since April 2014 and currently oversees our Kugou business. Mr. Xie founded Kugou Music in 2004 and has been committed to Internet technology innovation and the development of the digital music industry for more than a decade. Before founding Kugou Music, he founded Shenzhen SoGua Network Technology Co., Ltd. in 2001, which was the first digital music search engine in China. Mr. Xie also served as a senior technical engineer from 1998 to 2001 at China Merchants Bank Co., Ltd. and graduated from Sun-Yat Sen University in 1997 with a bachelor’s degree in computer science.

James Gordon Mitchell has served as a member of our board of directors since December 2018, and chairs the compensation committee of the Board. Mr. Mitchell is Chief Strategy Officer and a Senior Executive Vice President of Tencent, where he has worked since July 2011. Mr. Mitchell also serves as the chairman and non-executive director of the board of China Literature Limited (HKEX: 0772) since June 2017. He is a director of certain other listed companies, including Frontier Developments Plc (AIM: FDEV), NIO Inc. (NYSE: NIO, HKEX: 9866, SGX: NIO) and Universal Music Group (EURONEXT: UMG), and of various unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He received a degree from Oxford University and holds a Chartered Financial Analyst Certification.

Brent Richard Irvin has served as a member of our board of directors since July 2016. Mr. Irvin joined Tencent in January 2010 and currently serves as the corporate vice president and the general counsel of Tencent. He is also the President of Tencent America, responsible for the operation of the Tencent’s U.S. offices. Mr. Irvin also serves as a member of Stanford Law School’s board of visitors. Mr. Irvin is also a non-executive director of Tongcheng Travel Holdings Limited (HKEX: 0780) since March 2018. Prior to that, Mr. Irvin worked as a corporate lawyer in Silicon Valley from 2003 to 2009, first at Shearman & Sterling and later at Wilson Sonsini Goodrich & Rosati. Mr. Irvin received a bachelor’s degree in history from Carleton College in 1994, a master’s degree in Asian Studies from Yale University in 1995, and a juris doctorate degree from Stanford Law School in 2003.

Matthew Yun Ming Cheng has been serving as our director since May 2022. Mr. Cheng joined the Tencent Group in November 2010, and currently serves as the corporate vice president of the Tencent Group. Mr. Cheng also currently serves as a non-executive director of China Literature Limited (HKEX: 0772) since November 2019. Prior to joining the Tencent Group, Mr. Cheng worked at Price Waterhouse, an accounting firm currently known as PricewaterhouseCoopers, from 1992 to 1997, China Everbright Technology Limited (currently known as Citychamp Watch & Jewellery Group Limited, HKEX: 0256), a company principally engaged in manufacturing of computer peripherals, from 1997 to 2000 and various companies assuming financial management functions. Mr. Cheng is a fellow member of the Association of Chartered Certified Accountants. He has obtained a bachelor’s degree in accountancy from the Hong Kong Polytechnic (currently known as the Hong Kong Polytechnic University) in October 1992.

Edith Manling Ngan has served as a member of our board of directors, and, for the purposes of the Hong Kong Listing Rules, an independent non-executive director, since December 2018, and is a member of the audit committee and the compensation committee of our Board. Ms. Ngan currently serves as an independent non-executive director of the board, Audit Committee Chair and a member of the remuneration committee for Blue Moon Group Holdings Limited (HKEX: 6993) since December 2020, an independent non-executive director, Audit Committee Chair and a member of the nomination committee, remuneration committee, risk committee and compliance committee for the Asia Financial Holdings Limited (HKEX: 0662) since May 2022, an independent non-executive director of Swire Pacific Limited (HKEX: 0019 and 0087) since June 2022, and an independent non-executive director, ESG Committee Chair and a member of the audit committee, nomination committee and remuneration committee for HKBN Ltd. (HKEX: 1310) since September 2022. She also sits on various investment committees of government funds. Prior to her retirement in 2017 as regional managing director, East Asia of the Royal Institute of Chartered Surveyors (RICS), a global leading professional body for qualifications and standards in land, property, infrastructure and construction, she was chief executive from 2012 to 2016 of the Hong Kong Securities and Investment Institute, which sets and administers the licensing examinations for the Hong Kong Securities and Futures Commission. Between 1996 and 2010, Ms. Ngan had worked in financial institutions including Invesco Asia Limited, Principal International (Asia) Ltd. and ABN AMRO Fund Services (Asia) Ltd. in regional management roles before she moved to non-profits and served as an executive director of Asia Society Hong Kong Center between 2010 and 2012. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

Adrian Yau Kee Mak has served as a member of our board of directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director, since October 2020, and is the chairman of the audit committee of the Board. Mr. Mak is primarily responsible for supervising and providing independent judgment to the Board. He previously was the chief financial officer and the company secretary of Television Broadcasts Limited (HKEX: 0511) from 2004 until his retirement in December 2021. Prior to that, Mr. Mak was CFO of Global Digital Creations Holdings Limited (HKEX: 8271), a company listed on the GEM of the Stock Exchange of Hong Kong, between 2002 and 2004, and CFO of CyberCity Holdings Limited between 2000 and 2002. Between 1992 and 2000, Mr. Mak served as an associate director in the Corporate Finance Division at the Securities and Futures Commission. Between 1983 and 1992, Mr. Mak served as a deputy manager of audit at various offices of KPMG (Hong Kong, London and Birmingham). Mr. Mak is a fellow member of the Institute of Chartered Accountants in England and Wales (FCA) and the Hong Kong Institute of Certified Public Accountants (FCPA). He is also a fellow member of the Hong Kong Investor Relations Association. Mr. Mak obtained a bachelor’s degree in chemical engineering from the University of Birmingham in the United Kingdom in July 1983.

Jeanette Kim Yum Chan has served as a member of our board of directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director, since September 2022. Ms. Chan has been working in Airwallex (Cayman) Limited (“Airwallex”), a global cross-border payments company, since 2019, and is currently the chief legal, compliance and risk officer of the group of Airwallex. Prior to Airwallex, she served as the managing partner of the China practice at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an international law firm where her practice focused on cross-border mergers and acquisitions and private equity investments, with an emphasis on joint venture transactions and in the telecommunications, IT and media markets in the Asia Pacific region from 1986 to 2019. She is an independent non-executive director of AirPower Technologies Limited. She has served as an independent non-executive director and a member of the audit committee, remuneration committee and nomination committee of Interra Acquisition Corporation. Ms. Chan is qualified to practice law in New York, British Columbia (Canada) and Hong Kong and is a non-practising solicitor of England and Wales. She obtained a Bachelor of Arts from the University of Toronto in Canada in 1980, a Bachelor of Laws from the University of British Columbia in Canada in May 1983, and a Master’s degree in Law from Harvard University in the United States in June 1986.

Min Hu currently serves as our Chief Financial Officer, in charge of our finance and corporate IT functions. Ms. Hu served various controller roles in Tencent’s business groups, including the Interactive Entertainment Group, the Mobile Internet Group, the Social Network Group and the Technology and Engineering Group from 2007 to 2016. Prior to joining Tencent, Ms. Hu served as the director of internal audit department at Huawei Technology Co., Ltd.. Ms. Hu has more than 20 years of comprehensive experience in finance, such as financial management, capital operation, operation management, mergers and acquisitions, internal control and internal audit. Ms. Hu is a member of Chartered Institute of Management Accountants (CIMA), CPA Australia, China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA). Ms. Hu received a bachelor’s degree in Industrial Foreign Trade from Xi’an Jiaotong University in China and a master’s degree in system engineering from Beijing Jiaotong University in China.

Cheuk Tung Tony Yip currently serves as our Chief Strategy Officer and is responsible for overseeing our overall strategic development, investment strategy, investor relations, and capital markets activities. Mr. Yip also oversees Ultimate Music, our business unit that provides online music services to smart device manufactures. Prior to joining us, Mr. Yip was vice president of Baidu, Inc. (NASDAQ: BIDU, HKEX: 9888) since September 2015, where he served as the chief financial officer of Baidu’s search business group and Baidu’s head of investments, mergers and acquisitions. Mr. Yip served on the board of directors of Ctrip.com International, Ltd. (NASDAQ: TCOM, HKEX: 9961) from 2015 to 2017. Prior to that, Mr. Yip worked at Goldman Sachs since 2007 and served as a managing director in technology, media and telecom investment banking. Mr. Yip has 20 years of experience in corporate finance and development including strategic partnerships, initial public offerings, mergers and acquisitions, divestitures, corporate restructurings, and equity and debt financings. Mr. Yip obtained his bachelor of commerce degree in finance and accounting from University of Queensland in Australia.

Linlin Chen is one of the founding members of Kugou, who currently serves as our Group Vice President and oversees our Kugou business. Ms. Chen has extensive management experience in product operations, marketing and corporate governance. Ms. Chen holds an EMBA degree from Sun-Yat Sen University.

Lixue Shi currently serves as our Group Vice President and currently oversees our Kuwo business and long-form audio business. Prior to joining us in November 2012, Mr. Shi served as the assistant general manager of the Online Media Group at Tencent from 2008 to 2012. Mr. Shi graduated from Tsinghua University in 1998 with a bachelor’s degree in mechanical engineering.

Tsai Chun Pan is currently responsible for the overall strategies and daily management of our content cooperation business. Prior to joining us as a Group Vice President, Mr. Pan worked as the head of entertainment services for Nokia Greater China from 2005 to 2013, and in 2014, he established Ultimate Music, which was acquired by TME in 2017. Mr. Pan graduated from the School of Oriental and African Studies, University of London, with a bachelor’s degree in Japanese studies in 1999 and obtained a master’s degree in marketing management from Cranfield University in the UK in 2000.

6.B. Compensation

Compensation

In 2022, we paid an aggregate cash compensation of approximately RMB69 million (US$10 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain noncompetition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

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

Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,456 ordinary shares. As of April 18, 2023, options to purchase a total of 1,108,152 ordinary shares are outstanding under the 2014 Share Incentive Plan.

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

The maximum aggregate number of ordinary shares authorized to issue pursuant to equity awards granted under the 2017 Share Option Plan is 118,884,829 ordinary shares. As of April 18, 2023, options to purchase a total of 48,032,718 ordinary shares are outstanding under the 2017 Option Plan, and 18,547,090 of such options had vested and become exercisable. In April 2022, our board of directors authorized the reservation of an additional 20,933,591 Class A ordinary shares for future issuances under equity awards granted under the 2017 Share Option Plan, which has been approved by the board of directors and shareholders of Tencent.

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

2017 Restricted Share Scheme

We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the company and aligning the interests of the selected personnel directly to the shareholders of the company through ownership of equity interests. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2017 Restricted Share Scheme is 216,329,580 ordinary shares. As of April 18, 2023, a total of 52,005,038 restricted shares are outstanding under the 2017 Restricted Share Scheme. In April 2022, our board of directors authorized the reservation of an additional 104,627,958 Class A ordinary shares for future issuances under equity awards granted under the 2017 Restricted Share Scheme, which has been approved by the board of directors of Tencent.

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

The following table summarizes, as of April 18, 2023, the number of Class A ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cussion Kar Shun Pang	*	0 to 7.1411	various dates from June 16, 2017 to March 15, 2023	various dates from June 16, 2027 to March 15, 2033
Zhu Liang	*	0 to 7.605	various dates from May 15, 2021 to March 15, 2023	various dates from May 15, 2031 to March 15, 2033
Zhenyu Xie	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2023	various dates from October 17, 2028 to March 15, 2033
James Gordon Mitchell	—	—	—	—
Brent Richard Irvin	—	—	—	—
Matthew Yun Ming Cheng	—	—	—	—
Edith Manling Ngan	*	0	December 15, 2022	December 15, 2032
Adrian Yau Kee Mak	*	0	November 15, 2022	November 15, 2032
Jeanette Kim Yum Chan	*	0	October 15, 2022	October 15, 2032
Min Hu	*	0 to 7.1411	various dates from December 20, 2017 to March 15, 2023	various dates from December 20, 2027 to March 15, 2033
Cheuk Tung Tony Yip	*	0 to 7.1411	various dates from April 16, 2018 to March 15, 2023	various dates from April 16, 2028 to March 15, 2033
Linlin Chen	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2023	various dates from October 17, 2028 to March 15, 2033
Lixue Shi	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2023	various dates from October 17, 2028 to March 15, 2033
Tsai Chun Pan	*	0 to 6.2	various dates from January 19, 2020 to March 15, 2023	various dates from January 19, 2030 to March 15, 2033
All directors and executive officers as a group	*	0 to 7.605	Various dates from June 16, 2017 to March 15, 2023	Various dates from June 16, 2027 to March 15, 2033

Notes:

*Less than 1% of our total outstanding shares.

As of April 18, 2023, our employees other than members of our senior management as a group held options to purchase 27,556,806 ordinary shares, with exercise prices ranging from US$0.000076 per share to US$9.525 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2014 Share Incentive Plan, 2017 Option Plan and the 2017 Restricted Share Scheme, see “Item 5. Operating and Financial Review and Prospects — 5.E. Critical Accounting Estimates — Share-based compensation expenses and valuation of our ordinary shares — Share-based compensation relating to TME Incentive Plans.”

6.C. Board Practices

Board of Directors

Our board of directors consists of nine directors, including three independent directors within the meaning of Section 303A of the Corporate Governance Rules of the NYSE, namely Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors. We have also determined that each of Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan qualifies as an independent non-executive director for purposes of the Hong Kong Listing Rules.

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

Certain of our directors are also employees of Tencent. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Relationship with Tencent — We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.”

Board Committees of the Board of Directors

We have established an audit committee and a compensation committee under our board of directors. We have adopted a charter for each committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan, and one nonvoting observer, namely Mr. Matthew Yun Ming Cheng, and is chaired by Mr. Adrian Yau Kee Mak. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak qualifies as an “audit committee consolidated financial expert.” The audit committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of our company. The audit committee is responsible for, among other things:

•
reviewing and recommending to our board for approval, the appointment, reappointment or removal of the independent registered public accounting firm, after considering its annual performance evaluation of the independent registered public accounting firm;
•
approving the remuneration and terms of engagement of the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
•
obtaining a written report from our independent registered public accounting firm describing matters relating to its independence and quality control procedures;
•
reviewing with the independent registered public accounting firm any audit problems or difficulties and any significant disagreements with the management;
•
discussing with our independent registered public accounting firm, among other things, the audits of the financial statements, including whether any material information should be disclosed, and issues regarding accounting and auditing principles and practices;

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

Compensation Committee. Our compensation committee consists of Mr. James Gordon Mitchell and Ms. Edith Manling Ngan and is chaired by Mr. James Gordon Mitchell. We have determined that Ms. Edith Manling Ngan satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Association, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our Articles of Association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities and (iv) approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are appointed by ordinary resolution of our shareholders. The board may also, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or the Corporate Governance Rules of NYSE from being a director; or (v) is removed from office pursuant to any other provisions of our Articles of Association.

6.D. Employees

Our employees are caring, talented, creative and open. Our employees love music and developing technology to allow people to interact with music in innovative ways. We believe that creativity and innovation is core to our corporate culture, which allows us to attract highly talented professionals.

We had 4,769, 5,966 and 5,805 full-time employees as of December 31, 2020, 2021 and 2022, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2022.

Function	Number of employees
Research and development	3,071
Content management and operation	1,518
Sales and marketing	475
Management and administration	741
Total	5,805

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 18, 2023, by:

•
each of our directors and executive officers;
•
all of our directors and executive officers as a group; and
•
each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,432,154,261 outstanding ordinary shares (consisting of 1,767,205,006 Class A ordinary shares and 1,664,949,255 Class B ordinary shares) as of April 18, 2023.

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

Ordinary Shares Beneficially Owned as of April 18, 2023
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers†
Cussion Kar Shun Pang	*	*	—	—	*	*	—
Zhu Liang	*	*	—	—	*	*	—
Zhenyu Xie	*	*	*	*	*	*	*
James Gordon Mitchell	*	*	—	—	*	*	*
Brent Richard Irvin	*	*	—	—	*	*	*
Matthew Yun Ming Cheng	—	—	—	—	—	—	—
Edith Manling Ngan	*	*	—	—	*	*	*
Adrian Yau Kee Mak	—	—	—	—	—	—	—
Jeanette Kim Yum Chan	—	—	—	—	—	—	—
Min Hu	*	*	—	—	*	*	—
Cheuk Tung Tony Yip	*	*	—	—	*	*	—
Linlin Chen	*	*	*	*	*	*	*
Lixue Shi	*	*	*	*	*	*	*
Tsai Chun Pan	*	*	—	—	*	*	*
All directors and executive officers as a group	*	*	*	*	*	*	*
Principal Shareholders:
Tencent(1)	159,996,879	9.1	1,640,456,882	98.5	1,800,453,761	52.5	92.6
Spotify(2)	282,830,698	16.0	—	—	282,830,698	8.2	—

Notes:

* Less than 1% of our total outstanding shares.

** For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,432,154,261, being the number of ordinary shares outstanding (consisting of 1,767,205,006 Class A ordinary shares and 1,664,949,255 Class B ordinary shares) as of April 18, 2023, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

*** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† Except for Mr. Zhu Liang, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin, Mr. Matthew Yun Ming Cheng, Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan, the business address of our directors and executive officers is Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue, Hi-Tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Zhu Liang is FIYTA Hi-tech Building, Gaoxin South 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. The business address of Mr. James Gordon Mitchell and Mr. Brent Richard Irvin is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Matthew Yun Ming Cheng is 37/F, Gateway Tower 5, 15 Canton Road, Tsim Sha Tsui, Hong Kong. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong. The business address of Mr. Adrian Yau Kee Mak is Rm C, 9/F, 1 Homantin Hill, 1 Homantin Hill Road, Kowloon, Hong Kong. The business address of Ms. Jeanette Kim Yum Chan is Suites 6308-10, 63/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong.

(1)
The number of ordinary shares beneficially owned represents the sum of (i) 1,640,456,882 Class B ordinary shares held by Min River Investment Limited, a company incorporated in the British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iii) an aggregate of 18,581,530 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 18,581,530 ordinary shares held by record by the minority shareholders. The foregoing beneficial ownership information of Tencent is based on the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023. Tencent is deemed to have economic interest in the foregoing 1,640,456,882 Class B ordinary shares held of record by Min River Investment Limited, representing approximately 47.8% of the total outstanding ordinary shares of our company as of April 18, 2023. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
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

As of April 18, 2023, 50,962,898 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 1.5% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Acquisition of Shenzhen Lanren

In January 2021, we, through one of our PRC entities, entered into a definitive agreement to acquire 100% equity interest in Shenzhen Lanren, which operates Lazy Audio, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition equity-settled awards to Shenzhen Lanren’s management team. The then shareholders of Shenzhen Lanren include China Literature, which is a subsidiary of our parent company Tencent, Shenzhen Lanren’s management team and other financial investors. Our acquisition of Shenzhen Lanren was completed in March 2021.

Contractual Arrangements

See “Item 4. Information on the Company — 4.C. Organizational Structure” for a description of the contractual arrangements between our PRC subsidiaries, the VIEs and their respective shareholders.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — 6.B. Compensation — Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees — 6.B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties, none of which is considered to be material.

The table below sets forth the major related parties and their relationships with us as of December 31, 2022.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group(1)	277	364	338	49
Online music services to the Company’s associates and associates of Tencent Group	206	412	276	40
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	213	170	71	10
Expenses
Operation expenses recharged by Tencent Group(2)	1,082	1,260	1,272	184
Advertising agency cost to Tencent Group (3)	440	652	556	81
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group(4)	306	541	612	89
Other costs to the Company’s associates and associates of Tencent Group	48	176	68	10

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
(4)
Primarily include content royalty we paid to Tencent Group and music labels who are our associates or the associates of Tencent Group. In March 2020, we signed a five-year strategic partnership with China Literature, a subsidiary of Tencent, with an aggregate minimum guarantee of RMB250 million, and any excess portion will be shared based on a predetermined percentage. The present value of the minimum guarantee of RMB227 million was recognized as intangible assets in March 2020. In September 2022, we updated the strategic partnership arrangement with China Literature, the residual minimum guarantee profit sharing payable amounted to RMB150 million was cancelled, and intangible assets was derecognized correspondingly. Amortization expense for the year ended December 31, 2020, 2021 and 2022 was included in the content royalties to Tencent Group presented above.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	1,993	2,510	1,760	255
The Company’s associates and associates of Tencent Group	48	90	84	12
Included in prepayments, deposits and other assets from related parties:
Tencent Group	39	51	72	10
The Company’s associates and associates of Tencent Group	64	142	87	13
Included in accounts payable to related parties:
Tencent Group	763	719	1,231	178
The Company’s associates and associates of Tencent Group	37	198	190	28
Included in other payables and accruals to related parties:
Tencent Group	237	440	469	68
The Company’s associates and associates of Tencent Group	46	55	22	3

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	62	70	69	10
Share-based compensation	205	153	135	20
	267	223	204	30

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

The Group has been and may become a party to various legal or administrative proceedings arising in the ordinary course of its business, including matters relating to copyright infringement, commercial disputes and competition. As of December 31, 2022, there were 923 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB257.7 million (US$37.4 million). The Group is currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie, who previously served as our Co-President and a director, CMC, and certain affiliates of CMC as respondents. In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On July 8, 2020, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s denial of the Claimant’s petition. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million (US$95.8 million) to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award. CIETAC has, upon the notification of the court, decided to re-arbitrate on September 30, 2022. As of the date of this annual report, no award has been made by CIETAC for the re-arbitration. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our former co-president and director, were named as respondents in an arbitration proceeding in the PRC. ”

From time to time, we may be involved in legal proceedings in the ordinary course of our business. In September 2019 and October 2019, respectively, the Company and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York (the “Federal Court Action”) and the Supreme Court of the State of New York, County of New York (the “State Court Action”). Amended complaints in both actions were filed in February 2020, at which time Tencent, based on its status as our controlling shareholder, was named as a defendant in the Federal Court Action, and the Company’s underwriters in its initial public offering were added as defendants in both actions. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that our Registration Statement dated December 12, 2018 and our annual report dated April 19, 2019 on Form 20-F contained material misstatements and omissions in violation of the U.S. federal securities laws. On April 14, 2020, the Company served a motion to dismiss the Federal Court Action, which was fully briefed and submitted to the court on May 15, 2020. On May 8, 2020, the

Company filed a motion to dismiss, or in the alternative, stay, the State Court Action. By order dated August 21, 2020, the State Court Action was stayed in all respects, pending resolution of the motion to dismiss the Federal Court Action. On March 31, 2021, the Company’s motion to dismiss the Federal Court Action was granted by the U.S. District Court for the Eastern District of New York. On April 29, 2021, the plaintiffs in the Federal Court Action filed a motion for leave to file a second amended complaint, which was granted on December 27, 2021. A second amended complaint was filed in the Federal Court Action on January 10, 2022. On February 18, 2022, the Company served a motion to dismiss the second amended complaint filed in the Federal Court Action, which was fully brief and submitted to the court on March 11, 2022. On March 31, 2023, the Company’s motion to dismiss the second amended complaint in the Federal Court Action was granted, and a judgment was entered on the same day dismissing the Federal Court Action. On April 24, 2023, the plaintiff in the State Court Action filed a stipulation of voluntary discontinuance, discontinuing the action in its entirety. For risks and uncertainties relating to lawsuits against us, please see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We and certain of our directors and officers may be named as defendants in shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs representing our Class A ordinary shares have been listed on the New York Stock Exchange since December 12, 2018 under the symbol “TME.” Each ADS represents two ordinary shares, par value US$0.000083 per share.

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since September 15, 2022 under the stock code “1698.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs representing our Class A ordinary shares have been listed on the New York Stock Exchange since December 12, 2018 under the symbol “TME.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since September 15, 2022 under the stock code “1698.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our Articles of Association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

We filed herewith this annual report our current seventh Articles of Association. Our shareholders adopted our seventh Articles of Association by a special resolution on December 30, 2022.

The following are summaries of material provisions of our seventh Articles of Association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104.

According to Clause 3 of our Articles of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Articles of Association and the Companies Act. Our Articles of Association provides that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our board of directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to a person or an entity which is not an affiliate (in the case of Min River as the holder of Class B Ordinary Shares, "Affiliate" shall mean Tencent or Tencent Affiliate) of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate (in the case of Min River as the holder of Class B Ordinary Shares, "Affiliate" shall mean Tencent or Tencent Affiliate) of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to a vote at general meetings of the shareholders, and each Class B ordinary share shall be entitled to 15 votes on all matters subject to a vote at general meetings of the shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of the voting rights (on a one vote per share basis) in our company’s share capital. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Articles of Association provides that we shall in each financial year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman of the board or upon a requisition of shareholders holding at the date of deposit of the requisition in aggregate not less than one-tenth (1/10) of the aggregate number of votes attaching to all issued and outstanding shares of our company as of that date, on a one vote per share basis, that carries the right of voting at general meetings, in which case our board of directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Articles of Association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of not less than 21 days’ notice in writing is required for the convening of our annual general meeting and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution (a) in respect of (i) any amendment to the Articles of Association, or (ii) the voluntarily liquidation or winding up of the Company, requires the affirmative vote of a majority of no less than three-fourths of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, (b) in respect of any matter that requires a special resolution (other than those specified in (a) above), requires the affirmative vote of a majority of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.

Transfer of Ordinary Shares. Subject to the restrictions in our Articles of Association as set out below, any of our shareholders may transfer all or any of its, his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•
a fee of such maximum sum as the Designated Stock Exchange (as defined in the Articles of Association) may determine to be payable or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange Rules (as defined in the Articles of Association), be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine; provided always that the registration of transfers shall not be suspended nor our register of members closed for more than 30 calendar days in any calendar year.

Liquidation. On a winding up, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary shares will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issuance of such shares, by our board of directors. We may also repurchase any of our shares (including redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issuance of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid up share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class of shares, be materially adversely varied or abrogated with the consent in writing of the holders of not less than three-fourths (3/4) of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting by the holders of a majority of no less than three-fourths (3/4) of the shares of such class present and voting at such a meeting. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by us.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our Articles of Association and any special resolutions passed by our shareholders, and the register of mortgages and charges of our company).

Issuance of Additional Shares. Our Articles of Association authorizes our board of directors to issue additional ordinary shares, to the extent authorized but unissued, from time to time as our board of directors shall determine.

Our Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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
may issue shares with no par value;
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

10.E. Taxation

The following discussion of Cayman Islands, Hong Kong, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC legal counsel.

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

Hong Kong Taxation

In connection with our secondary listing by way of introduction in Hong Kong in September 2022, we have established a Hong Kong share register. Dealings in our ordinary shares registered on our Hong Kong share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.13% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of our ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required). To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have also moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Risk Factors— Risks Related to the ADSs or our Ordinary Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of ADSs or deposits in, or withdrawals from, our ADS facility.”

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resided in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe that our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC regulators will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

U.S. Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of our ADSs or Class A ordinary shares and

•
a citizen or individual resident of the United States;
•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in an active conduct of a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, we believe it is reasonable to take the view that we were not a PFIC for our 2022 taxable year. However, we have not conducted a detailed analysis of the composition or valuation of our assets and therefore cannot provide any assurance that we were not in fact a PFIC for our 2022 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2022 taxable year, if our market capitalization declines we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders owned such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. In addition, if we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding taxable years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs or Class A ordinary shares, as applicable, are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs or Class A ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs or Class A ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs or Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or Class A ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs or Class A ordinary shares will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not regularly traded. Therefore, the general rules applicable to ownership of a PFIC described in the preceding paragraph may continue to apply with respect to any Lower-tier PFIC even if a U.S. Holder made a mark-to-market election with respect to the ADS or Class A ordinary shares.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of ADSs or Class A ordinary shares if we are a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports on Internal Revenue Service Form 8621 with respect to us and any Lower-tier PFICs, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions (if any) paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, and provided that we are not a PFIC for the year of distribution or the preceding taxable year, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates generally and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. In addition, Hong Kong stamp duty imposed on dealings in our Class A ordinary shares or ADSs (see “—Hong Kong Taxation” above) will not be creditable against a U.S. Holder’s U.S. federal income tax liability. However, such tax may reduce the amount realized by a U.S. Holder upon a disposition of ADSs or Class A Ordinary Shares. The rules governing foreign tax credits and deductibility of non-U.S. taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any non-U.S. tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any non-U.S. taxes on disposition gains in their particular circumstances (including any applicable limitations).

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, we have no other significant interest-bearing assets. Our exposure to changes in interest rates is attributable to our notes payable issued during the year ended December 31, 2022, which carried at fixed rates and do not expose us to cash flow interest-rate risk. Accordingly, we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC regulators changed the decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi appreciated approximately by 6% against the U.S. dollar in 2020, appreciated approximately by 2% against U.S. dollar in 2021, and depreciated approximately 9% against U.S. dollar in 2022. In addition, since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulators may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We have performed sensitivity analysis based on the net exposure to each of the exposure arising from U.S. dollar and RMB at end of each reporting period. As of December 31, 2022, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of U.S. dollar and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-227656), as amended, including the annual report contained therein, which registered 164,000,000 Class A ordinary shares represented by 82,000,000 ADSs and was declared effective by the SEC on December 11, 2018, for our initial public offering, which closed in December 2018. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the representatives of the underwriters. We received net proceeds of approximately US$509 million in the aggregate from the initial public offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and received additional net proceeds of US$1.8 million from the concurrent private placement to Tencent to effect its Assured Entitlement Distribution.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

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

	Year Ended December 31,
Services	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	16,000	17,500	11,880
Audit-Related Fees(2)	2,500	—	11,220
Other Fees(3)	880	1,800	1,545
Total	19,380	19,300	24,645

Notes:

(1)
Audit Fees. Audit fees mean the aggregate fees billed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
(2)
Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services in connection with our (i) offering of senior unsecured notes in September 2020, (ii) listing, by introduction, of our Class A ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited in September 2022, which were not included under Audit Fees above.
(3)
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

ITEM 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2021, our board of directors authorized the 2021 Share Repurchase Program, under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs. The first half of the 2021 Share Repurchase Program was approved to perform during a twelve-month period commencing on March 29, 2021, while the second half was approved to perform during a twelve-month period commencing on December 15, 2021. As of December 31, 2022, we had completed the US$1 billion 2021 Share Repurchase Program and repurchased approximately 133.8 million ADSs from the open market. Our board of directors has recently authorized the 2023 Share Repurchase Program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023.

The table below is a summary of the shares repurchased by us from April 1, 2022 to March 31, 2023. All shares were repurchased in the open market pursuant to such share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plans(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(1)
Period
April 2022	17,040,071	4.96	73,349,802	325,687,216.10
May 2022	—	—	73,349,802	325,687,216.10
June 2022	13,489,404	4.52	86,839,206	264,774,380.55
July 2022	12,262,680	4.61	99,101,886	208,248,875.13
August 2022	4,922,034	4.28	104,023,920	187,179,567.50
September 2022	9,981,382	4.74	114,005,302	139,881,256.41
October 2022	—		114,005,302	139,881,256.41
November 2022	3,551,062	5.85	117,556,364	119,097,654.80
December 2022	16,270,651	7.31	133,827,015	81,268.15
January 2023	—	—	—	500,000,000.00
February 2023	—	—	—	500,000,000.00
March 2023	—	—	—	500,000,000.00

Note:

(1) Total number of ADSs purchased and approximate dollar value of ADSs that may yet be purchased up till December 2022 represent numbers under the 2021 Share Repurchase Program, whereas total number ADSs purchased and approximate dollar value of ADSs that may yet be purchased from January 2023 represent numbers under the 2023 Share Repurchase Program.

ITEM 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G. Corporate Governance

As a company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; and (ii) a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the ADSs or our Ordinary Shares — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H. Mine Safety Disclosure

Not applicable.

ITEM 16.I. Disclosure regarding Foreign Jurisdictions that Prevent Inspections

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021. Our registered public accounting firm is headquartered in mainland China.

As of the date of this annual report and to our best knowledge:

(i)
none of our shares or the shares of our material operating entities are owned by governmental entities in the jurisdiction in which we or such material operating entities are incorporated or otherwise organized;
(ii)
none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our material operating entities;
(iii)
none of the members of our board of directors or the board of directors of our material operating entities is an official of the Chinese Communist Party; and
(iv)
the currently effective Articles of Association of our company or equivalent organizing documents of our material operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

ITEM 16.J. Insider Trading Policies

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Tencent Music Entertainment Group are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documen

1.1*	The Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

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

2.3*	Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares

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

Exhibit Number	Description of Documen
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

Exhibit Number	Description of Documen
4.16*	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated January 16, 2023

4.17*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated January 16, 2023

4.18

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.19*	English translation of Voting Trust Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated January 16, 2023

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

4.23*	English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Qianhai Daizheng and Beijing Tencent Music dated January 16, 2023
4.24*	English translation of Debt Assignment and Offset Agreement among Mr. Zhongwei Qiu, Qianhai Daizheng and Beijing Tencent Music dated January 16, 2023
4.25*	English translation of Equity Interest Pledge Agreement among Yeelion Online, Beijing Kuwo and Linzhi Lichuang Information Technology Co., Ltd. dated December 5, 2022
4.26*	English translation of Equity Interest Pledge Agreement among Yeelion Online, Beijing Kuwo and Qianhai Daizheng dated December 5, 2022

4.27*	English translation of Exclusive Option Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated December 5, 2022

4.28

English translation of Exclusive Technical Service Agreement between Yeelion Online and Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.29*	English translation of Voting Trust Agreement among Yeelion Online, Beijing Kuwo and shareholders of Beijing Kuwo dated December 5, 2022

4.30

English translation of Loan Agreement among Yeelion Online, Mr. Guomin Xie and certain other party named therein dated July 12, 2016 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.31†

English translation of Debt Assignment and Offset Agreement among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online dated August 20, 2019 (incorporated herein by reference to Exhibit 4.35 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.32*	English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Qianhai Daizheng and Yeelion Online dated August 1, 2022

4.33†

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Qianhai Daizheng, and Shenzhen Ultimate Music dated November 19, 2021 (incorporated herein by reference to Exhibit 4.37 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

Exhibit Number	Description of Documen
4.34†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Qianhai Daizheng, and Shenzhen Ultimate Music dated November 19, 2021 (incorporated herein by reference to Exhibit 4.38 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.35†

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Shenzhen Ultimate Music dated November 19, 2021 (incorporated herein by reference to Exhibit 4.39 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.36†

English translation of Loan Agreement between Beijing Tencent Music and Qianhai Daizheng dated November 19, 2021 (incorporated herein by reference to Exhibit 4.40 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.37

English translation of Power of Attorney granted by Qianhai Daizheng dated November 19, 2021 (incorporated herein by reference to Exhibit 4.41 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.38

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.51 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Documen
4.39

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Gongse and the shareholders of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.52 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.40†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Gongse and Ms. Yueting Luo dated November 25, 2021 (incorporated herein by reference to Exhibit 4.44 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.41

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Gongse and shareholders of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.53 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.42†

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Gongse and Ms. Yueting Luo dated November 25, 2021 (incorporated herein by reference to Exhibit 4.46 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.43

English translation of each Loan Agreement between Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated June 22, 2020 (incorporated herein by reference to Exhibit 4.54 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.44†

English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 25, 2021 (incorporated herein by reference to Exhibit 4.48 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.45

English translation of each Power of Attorney granted by Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as shareholder of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.55 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.46†

English translation of Power of Attorney granted by Ms. Yueting Luo, as a shareholder of Beijing Gongse dated November 25, 2021 (incorporated herein by reference to Exhibit 4.50 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.47

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.56 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.48

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.57 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.49†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Shangqin and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.53 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.50

English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.58 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.51†

English translation of Partnership Interest Pledge Agreement among Beijing Tencent Music, Beijing Shangqin and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.55 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.52

English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020 (incorporated herein by reference to Exhibit 4.59 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Documen
4.53†

English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 29, 2021 (incorporated herein by reference to Exhibit 4.57 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.54

English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.60 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.55†

English translation of Power of Attorney granted by Ms. Yueting Luo, as partner of Beijing Shangqin dated November 29, 2021 (incorporated herein by reference to Exhibit 4.59 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.56

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.61 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.57

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.62 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.58†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Yuzhong and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.62 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.59

English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.63 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.60†

English translation of Partnership Interest Pledge Agreement among Beijing Tencent Music, Beijing Yuzhong and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.64 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.61

English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020 (incorporated herein by reference to Exhibit 4.64 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.62†

English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 29, 2021 (incorporated herein by reference to Exhibit 4.66 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.63

English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.65 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.64†

English translation of Power of Attorney granted by Ms. Yueting Luo, as partner of Beijing Yuzhong dated November 29, 2021 (incorporated herein by reference to Exhibit 4.68 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.65

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.66 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.66

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Zhizheng and the shareholders of Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.67 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Documen
4.67

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Zhizheng and the shareholders of Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.68 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.68

English translation of each Loan Agreement between Beijing Shangqin, Beijing Yuzhong and Beijing Tencent Music dated July 28, 2020 (incorporated herein by reference to Exhibit 4.69 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.69

English translation of each Power of Attorney granted by Beijing Shangqin and Beijing Yuzhong, as shareholder of Beijing Zhizheng dated July 28, 2020 (incorporated herein by reference to Exhibit 4.70 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.70†

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Guangxi Qingse dated September 8, 2020 (incorporated herein by reference to Exhibit 4.74 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.71†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Zhizheng and Guangxi Qingse dated September 8, 2020 (incorporated herein by reference to Exhibit 4.75 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.72†

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Zhizheng and Guangxi Qingse dated September 8, 2020 (incorporated herein by reference to Exhibit 4.76 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.73†

English translation of Loan Agreement between Beijing Zhizheng and Beijing Tencent Music dated September 8, 2020 (incorporated herein by reference to Exhibit 4.77 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.74

English translation of Power of Attorney granted by Beijing Zhizheng dated September 8, 2020 (incorporated herein by reference to Exhibit 4.78 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.75†

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Qianhai Daizheng dated September 25, 2020 (incorporated herein by reference to Exhibit 4.79 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.76†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Zhizheng and Qianhai Daizheng dated September 25, 2020 (incorporated herein by reference to Exhibit 4.80 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.77†

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Zhizheng and Qianhai Daizheng dated September 25, 2020 (incorporated herein by reference to Exhibit 4.81 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.78†

English translation of Loan Agreement between Beijing Zhizheng and Beijing Tencent Music dated September 25, 2020 (incorporated herein by reference to Exhibit 4.82 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.79

English translation of Power of Attorney granted by Beijing Zhizheng dated September 25, 2020 (incorporated herein by reference to Exhibit 4.83 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.80

English translation of Master Business Cooperation Agreement between certain affiliates of Tencent and the Registrant dated July 12, 2018 (incorporated herein by reference to Exhibit 10.57 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.81

Registration Rights Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated November 16, 2018 (incorporated herein by reference to Exhibit 10.59 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.82

Form of Indenture between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-248253) filed by the Registrant with the Securities and Exchange Commission on August 24, 2020)

Exhibit Number	Description of Documen
4.83

First Supplemental Indenture, dated as of September 3, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)

4.84	Form of US$300,000,000 1.375% Notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)

4.85	Form of US$500,000,000 2.000% Notes due 2030 (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: April 25, 2023

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition from social entertainment services in relation to sales of durable virtual gifts

As described in Notes 2.24(b) and 4(b) to the consolidated financial statements, revenue from social entertainment services and others in the amount of RMB15,856 million for the year ended December 31, 2022 included revenue derived from the sales of durable virtual gifts on the Company’s online karaoke and live streaming platforms. Management recognizes the revenue for sales of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service periods derived from historical data of the Company’s user relationship periods, given there is an implicit obligation of the Company to maintain the virtual gifts operating on its platforms. Significant judgments are required in determining those expected service periods including, but not limited to users’ historical activities patterns and churn rates. Management assesses the estimated lifespans of the virtual gifts whenever there is any indication of changes in the expected service periods.

The principal considerations for our determination that performing procedures relating to revenue recognition of social entertainment services in relation to sales of durable virtual gifts is a critical audit matter are the significant judgment made by management in determining the expected service periods. This in turn led to a high degree of audit judgment and effort in evaluating the assumptions used by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to the determination of the expected user relationship periods for revenue recognition from social entertainment services in relation to sales of durable virtual gifts; and information systems’ general and automated controls over the Company’s online platforms. These procedures also included, among others, (i) evaluating management’s judgment of key assumptions adopted in determining the estimated lifespans of the durable virtual gifts by comparing assumptions to actual historical results; (ii) testing the data integrity of historical users’ activity patterns and calculation of their respective churn rates; and (iii) evaluating the consideration made by management with regard to the continuing relevance of historical data of the Company’s user relationship periods and management’s periodic reassessment on any indication of changes in the expected service periods with reference to operating and marketing data of the relevant platforms.

Impairment assessments of goodwill

As described in Notes 2.9, 4(c) and 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB19,493 million as of December 31, 2022. Management conducts an annual goodwill impairment test or when there are indications the carrying value may be impaired. For purposes of impairment testing, management allocates its goodwill to the relevant cash-generating units (“CGUs”), and compares the recoverable amounts of these CGUs to their respective carrying amounts. Management determined the recoverable amounts of these CGUs based on the higher of (i) their respective value in use (“VIU”) and (ii) their fair value less costs of disposal. VIU was calculated based on discounted cash flows expected to be derived from the respective CGUs. Fair value less costs of disposal was determined based on market approach. Management made significant judgments and key assumptions relating to revenue growth rates and pre-tax discount rates for the cash flow projections and selection of comparable companies for market approach.

The principal considerations for our determination that performing procedures relating to impairment assessments of goodwill is a critical audit matter are the significant judgments made by management when determining the recoverable amount of the related CGUs. This in turn led to a high degree of auditor judgment and effort in performing procedures and in evaluating management’s key assumptions, including revenue growth rates, pre-tax discount rates and selection of comparable companies for market approach. In addition, the audit effort also involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amounts of the Company’s CGUs. These procedures also included, among others, (i) evaluating the appropriateness of the valuation models used in management’s impairment assessments; (ii) performing the retrospective review of the significant judgments and key assumptions used in management’s cash flow forecast by comparing the prior period’s estimates to actual results to determine whether management’s significant judgments and key assumptions indicate a possible bias on the part of management; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; and (iv) evaluating the reasonableness of the key assumptions used in management’s cash flow forecast related to revenue growth rates by considering the current and past performance of the CGUs and consistency with relevant industry forecasts and market developments. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the cash flow models and the reasonableness of certain key assumptions, including pre-tax discount rates used in management’s cash flow forecast and selection of comparable companies for the market approach.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 25, 2023

We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2020	2021	2022
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		9,349	11,467	12,483
Revenue from social entertainment services and others		19,804	19,777	15,856
Total revenues	5	29,153	31,244	28,339
Cost of revenues		(19,851)	(21,840)	(19,566)
Gross profit		9,302	9,404	8,773
Selling and marketing expenses		(2,475)	(2,678)	(1,144)
General and administrative expenses		(3,101)	(4,009)	(4,413)
Total operating expenses		(5,576)	(6,687)	(5,557)
Interest income	6	622	530	711
Other gains, net	7	362	553	516
Operating profit		4,710	3,800	4,443
Share of net profit/(loss) of investments accounted for using equity method	17	19	(47)	38
Finance costs	9	(97)	(121)	(108)
Profit before income tax		4,632	3,632	4,373
Income tax expense	10(a)	(456)	(417)	(534)
Profit for the year		4,176	3,215	3,839
Attributable to:
Equity holders of the Company		4,155	3,029	3,677
Non-controlling interests		21	186	162
		4,176	3,215	3,839
		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		1.25	0.91	1.15
Diluted		1.24	0.90	1.14
Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		2.51	1.82	2.30
Diluted		2.47	1.80	2.27

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Profit for the year	4,176	3,215	3,839
Other comprehensive income, net of tax:
Items that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	5,219	(2,128)	(4,517)
Currency translation differences	(1,363)	(397)	1,050
Items that may be subsequently reclassified to profit or loss
Currency translation differences	77	19	(134)
Share of other comprehensive (loss)/income of associates	(9)	4	75
Total comprehensive income for the year	8,100	713	313
Attributable to:
Equity holders of the Company	8,079	527	151
Non-controlling interests	21	186	162
	8,100	713	313

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2021	2022
	Note	RMB’million	RMB’million

ASSETS
Non-current assets
Property, plant and equipment	12	243	323
Land use rights	13	1,495	2,480
Right-of-use assets	14	283	398
Intangible assets	15	2,829	2,368
Goodwill	16	19,121	19,493
Investments accounted for using equity method	17	3,599	4,330
Financial assets at fair value through other comprehensive income	18(a)	7,302	3,168
Other investments	18(b)	199	304
Prepayments, deposits and other assets	19	743	709
Deferred tax assets	10(b)	346	347
Term deposits	21(a)	4,303	6,530
		40,463	40,450
Current assets
Inventories		24	14
Accounts receivable	20	3,610	2,670
Prepayments, deposits and other assets	19	2,731	2,958
Other investments	18(b)	37	37
Short-term investments	18(c)	1,029	-
Term deposits	21(a)	12,769	11,291
Restricted cash	21(b)	-	34
Cash and cash equivalents	21(c)	6,591	9,555
		26,791	26,559
Total assets		67,254	67,009
EQUITY
Equity attributable to equity holders of the Company
Share capital	22	2	2
Additional paid-in capital	22	36,238	36,456
Shares held for share award schemes	22	(183)	(202)
Treasury shares	22	(3,660)	(6,349)
Other reserves	23	3,726	6,140
Retained earnings		14,194	12,052
		50,317	48,099
Non-controlling interests		738	1,028
Total equity		51,055	49,127
LIABILITIES
Non-current liabilities
Notes payable	25	5,062	5,536
Accounts payable		93	-
Other payables and other liabilities	26	32	6
Deferred tax liabilities	10(b)	271	211
Lease liabilities		205	306
Deferred revenue	27	86	106
		5,749	6,165
Current liabilities
Accounts payable		4,329	4,998
Other payables and other liabilities	26	3,832	4,022
Current tax liabilities		363	404
Lease liabilities		92	123
Deferred revenue	27	1,834	2,170
		10,450	11,717
Total liabilities		16,199	17,882
Total equity and liabilities		67,254	67,009

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2020		2	34,425	(31)	-	2,187	7,007	43,590	88	43,678
Profit for the year		-	-	-	-	-	4,155	4,155	21	4,176
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	5,219	-	5,219	-	5,219
Share of other comprehensive loss of associates		-	-	-	-	(9)	-	(9)	-	(9)
Currency translation differences		-	-	-	-	(1,286)	-	(1,286)	-	(1,286)
Total comprehensive income for the year		-	-	-	-	3,924	4,155	8,079	21	8,100
Transactions with equity holders:
Exercise of share options/ Restricted share units (“RSUs”)	22,23	-	619	-	-	(429)	-	190	-	190
Non-controlling interests arising from business combination		-	-	-	-	-	-	-	367	367
Share-based compensation - value of employee services	23,24	-	-	-	-	569	-	569	-	569
Shares held for share award schemes	22	-	-	(47)	-	-	-	(47)	-	(47)
Repurchase of shares		-	-	-	(134)	-	-	(134)	-	(134)
Additional investments in non-wholly owned subsidiaries		-	-	-	-	(2)	-	(2)	-	(2)
Disposal of a subsidiary		-	-	-	-	-	-	-	10	10
Appropriations to statutory reserves		-	-	-	-	51	(51)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	619	(47)	(134)	189	(51)	576	377	953
Balance at December 31, 2020		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2021		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731
Profit for the year		-	-	-	-	-	3,029	3,029	186	3,215
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	(2,128)	-	(2,128)	-	(2,128)
Share of other comprehensive income of associates		-	-	-	-	4	-	4	-	4
Currency translation differences		-	-	-	-	(378)	-	(378)	-	(378)
Total comprehensive income for the year		-	-	-	-	(2,502)	3,029	527	186	713
Transfer of gains on disposal of financial instruments to retained earnings		-	-	-	-	(56)	56	-	-	-
Transactions with equity holders:
Expiry of put right of puttable ordinary shares	22	-	535	-	-	-	-	535	-	535
Exercise of share options/ RSUs	22,23	-	659	-	35	(646)	-	48	-	48
Non-controlling interests arising from business combination		-	-	-	-	-	-	-	75	75
Share-based compensation - value of employee services	23,24	-	-	-	-	647	-	647	-	647
Shares held for share award schemes	22		-	(105)	-	-	-	(105)	-	(105)
Repurchase of shares		-	-	-	(3,561)	-	-	(3,561)	-	(3,561)
Additional investments in a non-wholly owned subsidiary		-	-	-	-	(19)	-	(19)	-	(19)
Disposal of subsidiaries		-	-	-	-	-	-	-	(6)	(6)
Appropriations to statutory reserves		-	-	-	-	2	(2)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(3)	(3)
Total transactions with equity holders at their capacity as equity holders for the year		-	1,194	(105)	(3,526)	(16)	(2)	(2,455)	66	(2,389)
Balance at December 31, 2021		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2022		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055
Profit for the year		-	-	-	-	-	3,677	3,677	162	3,839
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	(4,517)	-	(4,517)	-	(4,517)
Share of other comprehensive income of associates		-	-	-	-	75	-	75	-	75
Currency translation differences		-	-	-	-	916	-	916	-	916
Total comprehensive income for the year		-	-	-	-	(3,526)	3,677	151	162	313
Capitalization of retained earnings of a subsidiary under a group restructuring		-	-	-	-	5,750	(5,750)	-	-	-
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	218	-	356	(569)	-	5	-	5
Non-controlling interests arising from business combination		-	-	-	-	-	-	-	221	221
Share-based compensation - value of employee services	23,24	-	-	-	-	665	-	665	-	665
Shares held for share award schemes	22	-	-	(19)	-	-	-	(19)	-	(19)
Repurchase of shares		-	-	-	(3,045)	-	-	(3,045)	-	(3,045)
Additional investments in a non- wholly owned subsidiary		-	-	-	-	(50)	-	(50)	(23)	(73)
Appropriations to statutory reserves		-	-	-	-	69	(69)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(70)	(70)
Other equity transaction	22,23	-	-	-	-	75	-	75	-	75
Total transactions with equity holders at their capacity as equity holders for the year		-	218	(19)	(2,689)	190	(69)	(2,369)	128	(2,241)
Balance at December 31, 2022		2	36,456	(202)	(6,349)	6,140	12,052	48,099	1,028	49,127

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2020	2021	2022
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	29(a)	4,945	5,370	7,627
Interest received		577	458	587
Income taxes paid		(637)	(589)	(733)
Net cash inflow from operating activities		4,885	5,239	7,481
Cash flows from investing activities
Net cash payment for business combination		(540)	(2,078)	(165)
Purchase of property, plant and equipment		(108)	(159)	(85)
Purchase of intangible assets		(393)	(1,095)	(442)
Purchase of land use right		-	(1,504)	(526)
Placement of short-term investments		-	(5,616)	(160)
Receipt from short-term investments		6	4,739	1,215
Placement of term deposits with initial terms of over three months		(30,643)	(15,153)	(33,919)
Receipt from maturity of term deposits with initial terms of over three months		20,332	15,892	33,170
Proceeds from disposal of subsidiaries		15	3	-
Proceeds from disposal of investments accounted for as financial assets at fair value through profit or loss or other comprehensive income		-	363	-
Payments for acquisition of investments accounted for using equity method		(2,002)	(1,480)	(473)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		(211)	-	(160)
Payments for acquisition of investments accounted for as financial assets at fair value through other comprehensive income		(708)	-	-
Receipts from repayments of loans to a third party		45	1	-
Dividend received		-	88	74
Capital reduction of an associate		-	-	21
Other investing activities		1	-	4
Net cash outflow from investing activities		(14,206)	(5,999)	(1,446)
Cash flows from financing activities
Loans from non-controlling interests		10	-	-
Proceeds from exercise of share options		163	104	3
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(6)	(19)	(40)
Shares withheld for share award schemes	22	(46)	(105)	(18)
Payment for repurchase of ordinary shares		(134)	(3,479)	(3,127)
Dividends paid to non-controlling interests		-	(3)	(70)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		-	13	3
Payments for interests		(15)	(105)	(115)
Principal elements of lease payments	14	(78)	(116)	(130)
Net proceeds from issuance of notes	25	5,400	-	-
Repayment for loan from non-controlling interests		(2)	-	-
Proceeds from other equity transactions	22	-	-	75
Net cash inflow/(outflow) from financing activities		5,292	(3,710)	(3,419)
Net (decrease)/increase in cash and cash equivalents		(4,029)	(4,470)	2,616
Cash and cash equivalents at beginning of the year		15,426	11,128	6,591
Exchange differences on cash and cash equivalents		(269)	(67)	348
Cash and cash equivalents at end of the year		11,128	6,591	9,555

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
General information and organization
1.1.
General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. The Company’s Class A ordinary shares have been listed, by way of introduction, on the Hong Kong Stock Exchange since September 15, 2022. Each ADS of the Company represents two ordinary shares, remain primarily listed and traded on the New York Stock Exchange. The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

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

1.2.
Organization and principal activities

The PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the Company, its wholly-owned subsidiaries (“WOFEs”), VIEs that are legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”) and the Nominee Shareholders. The Structure Contracts including Exclusive Technology Services Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During the term of this agreement, the WOFEs are entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge were effective upon the completion of the registration of the pledge with the local branch of the State Administration for Industry and Commerce (“SAIC”), and remain effective until the VIEs and its shareholders discharge all their obligations under the Contractual Arrangements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Date of Incorporation or acquisition	Equity Interest Held (direct or indirect)	Principal activities
Subsidiaries
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”) (formerly known as “Ocean Music Hong Kong Limited”)	Hong Kong	July 2016*	100%	Investment holding and music content distribution
Tencent Music (Beijing) Co., Ltd (“Beijing Tencent Music”) (formerly known as “Ocean Interactive (Beijing) Information Technology Co., Ltd.”)	PRC	July 2016*	100%	Technical support and consulting services
Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”)	PRC	July 2016*	100%	Technical support and consulting services
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (“TME Tech Shenzhen”)	PRC	February 2017	100%	Technical support and consulting services
Guangzhou Shiyinlian Software Technology Co., Ltd. (“Guangzhou Shiyinlian”)	PRC	October 2019	100%	Technical support and consulting services
Variable Interest Entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016*	100%	Online music and entertainment related services
Beijing Kuwo Technology Co., Ltd. (“Beijing Kuwo”)	PRC	July 2016*	100%	Online music and entertainment related services
Subsidiaries of Variable Interest Entities
Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”)	PRC	July 2016*	100%	Online music and entertainment related services
Shenzhen Lanren Online Technology Co., Ltd (“Shenzhen Lanren”)	PRC	March 2021	100%	Audio platform

* Representing the entities acquired by the Group on July 12, 2016.

Risks in relation to the VIEs

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company, and the WOFE having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB4,069 million and RMB9,793 million as at December 31, 2021 and 2022, respectively.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company, based on the advice from its PRC legal counsel, determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

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

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs on a combined basis.

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Total current assets	9,395	10,351
Total non-current assets	8,722	7,420
Total assets	18,117	17,771
Total current liabilities	(6,670)	(6,704)
Total non-current liabilities	(416)	(329)
Total liabilities	(7,086)	(7,033)

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Total revenues	29,094	30,949	27,426
Net profit/(loss)	1,625	(209)	(432)
Net cash inflow/(outflow) from operating activities*	454	(671)	(17)
Net cash outflow from investing activities	(1,099)	(3,554)	(379)
Net cash inflow from financing activities*	715	3,462	252
Net increase/(decrease) in cash and cash equivalents	70	(763)	(144)
Cash and cash equivalents, beginning of the year	1,327	1,397	634
Cash and cash equivalents, end of the year	1,397	634	490

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

* Amounts previously reported for 2020 have been revised to reflect the impact of revisions of intercompany fund transfers from operating to financing activities, which were eliminated in the Company’s consolidated financial statements. The amounts of cash flow activities of the Group’s VIEs for the year ended December 31, 2020 have been revised to reflect adjustments with a decrease of RMB768 million in cash provided by operating activities, and an increase of RMB768 million, in cash provided by financing activities. There is no impact on the previous reported consolidated financial positions and results of operations or cash flows.

The above combined financial statements amounts and balances included intercompany transactions which have been eliminated in the Company’s consolidated financial statements.

As at December 31, 2021 and 2022, the total assets of Group’s VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets, intangible assets, and land use rights, as applicable.

As at December 31, 2021 and 2022, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group’s VIEs include intangible assets acquired through business combinations, prepaid content royalties and domain names and servers. The balances of these assets as at December 31, 2021 and 2022 were included in the line of “Total non-current assets” in the table above.

The unrecognized revenue-producing assets held by the Group’s VIEs mainly consist of internally generated intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

2.
Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.
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

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2.
New and amendments to the accounting standards adopted and recent accounting pronouncements
(a)
New and amendments to the accounting standards adopted

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2022:

Amendments to IAS 16	Property, plant and equipment: Proceeds before intended use
Amendments to IAS 37	Onerous contracts – cost of fulfilling a contract
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018–2020 Cycle
Amendments to IFRS 3	Reference to the Conceptual Framework

The adoption of these standards does not have material impact on the consolidated financial statements of the Group.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Recent accounting pronouncements

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2022, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a material effect on the consolidated financial statements of the Group.

Effective for annual periods beginning on or after
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 28 and IFRS 10	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

The Group considers the lease as a single transaction in which the assets and liabilities are integrally linked. There is no net temporary difference at inception. Subsequently, when differences on settlement of the liabilities and the amortization of right-of-use assets arise, there will be a net temporary difference on which deferred tax is recognized. Upon the effective date of amendments to IAS 12 on January 1, 2023, the Group recognized an immaterial amount of deferred tax asset and a deferred tax liability for the temporary differences arising on a lease on initial recognition.

2.3.
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
Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2.11 whenever there is an indication that the carrying amount may be impaired in accordance with Note 2.12 (b).

2.4.
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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2.5.
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

2.6.
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

2.7.
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

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Servers and network equipment	3 – 5 years
Office furniture, equipment and others	3 – 5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease terms

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Construction in progress represents buildings under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes amortization of land use rights and the costs of construction of buildings. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for intended use. Construction in progress is transferred to property, plant and equipment when completed and ready for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount. These are included in the income statement.

2.8.
Land use rights

Land use rights are up-front payment to acquire long-term interests in land. The payment is stated at cost and charged to the consolidated income statement on a straight-line basis over the remaining period of the lease.

2.9.
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

2.10.
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

(b)
Separately acquired and internal developed content and copyrights

Separately acquired content and copyrights are shown at historical cost. The Group also produces or/and contracts with external parties to produce content to exhibit on its platforms. Produced content includes direct production costs, production overheads and acquisition costs. The Group recognizes internal developed content as intangible assets only when the following criteria are met:

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Capitalized in-house produced content are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years, while separately acquired content and copyrights are amortized on a straight-line basis over the estimated useful lives of 1 to 10 years.

(c)
Other intangible assets acquired in a business combination not under common control

Other intangible assets acquired in a business combination not under a common control transaction are recognized initially at fair value at the acquisition date and subsequently carried at the amount initially recognized less accumulated amortization and impairment loss, if any. Amortization is calculated using the straight-line method to allocate the costs of acquired intangible assets over the following estimated useful lives:

Online users	1 year
Corporate customer relationship	3 - 9 years
Supplier resources	5 - 8 years
Non-compete agreements	4 - 9 years
Copyrights	3 - 7 years

2.11.
Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment review on the goodwill of the Group is conducted by the management as at December 31 according to IAS 36 “Impairment of assets”. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12.
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

Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debt instruments

Initial recognition and subsequent measurement of debt instruments depend on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. There are three categories into which the Group classifies its debt instruments:

•
Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are classified as and measured at amortized cost. Interest income from these financial assets is recognized using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in “other gains, net” together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the income statement.
•
Fair value through other comprehensive income: Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and recognized in “other gains, net”. Interest income from these financial assets is recognized using the effective interest rate method. Foreign exchange gains and losses and impairment losses or reversals are presented in “other gains, net”.
•
Fair value through profit or loss: Financial assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are classified as and measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss is recognized in profit or loss and presented in “other gains, net” for the period in which it arises.

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

Changes in the fair value of financial assets at fair value through profit or loss are recognized in “other gains, net” in the income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(b)
Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For accounts receivable and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized since initial recognition of the receivables.

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

(c)
Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet where the Company currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Company has also entered into arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of a contract.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.13.
Inventories

Inventories, mainly consisting of merchandise for sale, are primarily accounted for using the weighted average method and are stated at the lower of cost and net realizable value.

2.14.
Accounts receivable

Accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. Accounts receivable are generally due for settlement within 30 to 90 days and therefore are all classified as current.

2.15.
Short-term investments

Short-term investments are investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit and loss (see Note 2.12 above). Since these investments’ maturity dates are within one year, they are classified as current assets.

2.16.
Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term deposits with original maturities of three months or less.

2.17.
Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders as treasury shares until the shares are canceled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs) is included in equity attributable to the Company’s equity holders.

2.18.
Accounts and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 1 year of recognition. Accounts and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

2.19.
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

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan facilities to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the term of the facility to which it relates. Notes payable are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

General and specific finance costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. During the year ended December 31, 2020, 2021 and 2022, no finance costs had been capitalized.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.20.
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

(b)
Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

2.21.
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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.22.
Share-based payments

The Group operates a number of equity-settled share-based compensation plan (including share option schemes and share award schemes), under which the Group receives services from employees as consideration for equity instruments (including stock options and RSUs of the Group. In addition, the controlling shareholder, Tencent, also operates certain share-based compensation plans (mainly share option schemes and share award schemes) which may cover the employees of the Group. Share awards granted to the employees of the Group are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company or as “contribution from ultimate holding company” if it is related to equity instruments of Tencent.

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

If a share-based arrangement involving a compound financial instrument issued by the Group, which includes a debt component (i.e. the counterparty’s right to demand payment in cash) and an equity component (i.e. the counterparty’s right to demand settlement in equity instruments rather than in cash), to any party other than employees, the Group measures the equity component of the compound financial instrument as the difference between the fair value of the goods or services received and the fair value of the debt component, at the date when the goods or services are received. If a compound financial instrument issued by the Group to the employees, the Group first measures the fair value of the debt component, and then measures the fair value of the equity component—taking into account that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is the sum of the fair values of the two components. The debt component will be accounted for as a cash-settled share-based payment transaction; and the equity component will be accounted for as an equity-settled share-based payment.

2.23.
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

2.24.
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

The Group provides to users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and access to pay-for-streaming content with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized over time accordingly.

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

The above services can be paid directly by users by way of online payment channels or through various third-party platforms. The Group records revenue on the gross basis according to the criteria stated in (c) below and recognizes service fees levied by online payment channels or third-party platforms (“Channel Fees”) as the cost of revenues in the same period as the related revenue is recognized.

The Group sublicenses certain of the Group’s music content to other music platforms for a fixed period of time, typically one year, that falls within the original license period of the underlying content. The Group is obliged to replicate the licensed content library for any subsequent changes in the content, including any new content or removal of existing content, updated by the content partners any time during the sublicensing period. As a result, the Group determines sublicensing of content as a single performance obligation. Revenues from sublicensing the content are recognized over the sublicensing period. The Group only recognizes revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. The Group does not adjust the promised amount of consideration for the effects of any significant financing component as the sublicensing period is typically one year.

Advertising revenue is primarily generated through display advertisements (“display ads”) on the Group’s platforms. Advertising contracts are signed to establish the fixed prices and advertising services to be provided based on cost per display (“CPD”) or cost per mille (“CPM”) arrangements. When the collectability is reasonably assured, advertising revenues from the CPD arrangements that are display ads for an agreed period of time, are recognized ratably over the contract period of display based on a time-based measure of progress as the performance obligation is expended evenly over the period, while revenue from the CPM arrangements are recognized based on the number of times that the advertisement has been displayed. The Group allocates revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.

The Group also entered into contracts with third-party advertising agencies or entities controlled by Tencent, which represent the Group in negotiation and contracting with advertisers. The Group shares with these advertising agencies a portion of the revenues the Group derives from the advertisers. Revenues are recognized on a gross or net basis based on an assessment made according to the criteria stated in (c) below. If revenue for advertising derived through these advertising agencies are recorded at the gross amount, the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenue for advertising derived through these advertising agencies are recorded at the net amount, the related cash incentives, in the form of commissions paid/payable to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on the expected performance.

(b)
Revenue from social entertainment services and others

The Group offers virtual gifts to users for free or sell virtual gifts to users on the Group’s online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by the Group. The utilization of each virtual gift sold to users is considered as the performance obligation and the Group allocates revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to the customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable items are consumed upon purchase and use, while time-based items could be used for a fixed period. The Group does not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue for the sale of consumable virtual gifts on the online karaoke and online broadcasting platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally does not exceed one year. The Group recognizes the revenue for sale of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service period derived from historical data of the Group’s user relationship periods, given there is an implicit obligation of the Group to maintain the virtual gifts operating on its platforms.

The Group may share with performers a portion of the revenues derived from the sales of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sales of virtual gifts are recorded at the gross amount, with the portion shared with

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

performers recorded as cost of revenues, as the Group considers itself the primary obligor in the sales of virtual gifts with the Group possesses the latitude in establishing prices; and the rights to determine the specifications or change the virtual gifts.

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

Contract costs include incremental costs of obtaining a contract and costs to fulfil a contract. The contract costs are amortized using a method which is consistent with the pattern of recognition of the respective revenues. The Group has applied the practical expedient to recognize the contract cost relating to obtain a contract as an expense when incurred, if otherwise the amortization period is one year or less.

2.25.
Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

2.26.
Cost of revenues

Cost of revenues mainly consists of service costs, advertising agency fees, channel fees, amortization of intangible assets, salaries and benefits for its operations personnel (including related share-based compensation) and others.

Service costs mainly comprised royalty payments to music content providers, revenue sharing with performers on the online karaoke and live streaming platforms, and content delivery costs that primarily consisted of servers, cloud services and bandwidth costs. Payment arrangements with music content providers are mainly calculated under pre-determined revenue sharing ratios which are determined based on the actual usage of the content. Certain arrangements require the Group to pay non-recoupable royalty in advance. The Group expenses the non-recoupable royalty on a straight-line basis over the relevant contractual periods and accrues additional royalty costs when revenue sharing during a contractual period is expected to exceed the non-recoupable royalty amounts.

2.27.
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

2.28.
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

2.29.
Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.30.
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

To determine the incremental borrowing rate, the group:

•
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and
•
makes adjustments specific to the lease, e.g. term, country, currency and security.

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

2.31.
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

3.
Financial risk management
3.1.
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

As of December 31, 2022, the Group’s monetary assets that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB9 million (2021: RMB54 million) and RMB34 million (2021: RMB27 million), respectively, and the Group’s monetary liabilities that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB5 million (2021: RMB1 million) and RMB22 million (2021: RMB33 million), respectively.

The Group performed sensitivity analysis based on the net exposure to each of the exposure arising from US$ and RMB at end of each reporting period. As at December 31, 2021 and 2022, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of US$ and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

(ii)
Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for 2021 and 2022. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB365 million and RMB158 million higher/lower, for the years ended December 31, 2021 and 2022, respectively, and profit for the year would have been approximately RMB12 million and RMB17 million higher/lower, for the years ended December 31, 2021 and 2022, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)
Interest rate risk

Other than term deposits with initial terms of over three months, restricted cash and cash and cash equivalents, the Group has no other significant interest-bearing assets.

The Group’s exposure to changes in interest rates is attributable to its notes payable issued during the year ended December 31, 2021 and 2022 (Note 25), which carried at fixed rates and does not expose the Group to cash flow interest-rate risk. Accordingly, the directors of the Company do not anticipate there is any significant impact on the Group’s financial performance resulted from the changes in interest rates.

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

The Group has policies in place to ensure that credit terms are granted to counterparties, including customers for content sublicensing, advertising agencies, third party platforms as well as entities under Tencent, with an appropriate credit history and the Group also performs periodic credit evaluations of these counterparties. Management does not expect any material loss arising from non-performance by these counterparties.

Customers for content sublicensing and the third-party platforms are reputable corporations with sound financial position. The credit quality of the advertising agencies are assessed on a regular basis based on historical settlement records and past experience.

In addition, deposits are only placed with reputable domestic or international financial institutions. There has been no recent history of default in relation to these financial institutions.

No single external customer contributed to more than 10% of the revenue of the Group for the year ended December 31, 2021 and 2022.

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year end. As at December 31, 2021 and 2022, loss allowance made against the gross amounts of accounts receivable were not material, accordingly, the provision matrix is not presented.

As at December 31, 2021 and 2022, the carrying amounts of accounts receivable approximated their fair values.

(c)
Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and short-term investments to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As at December 31, 2021 and 2022, the Group’s major external borrowings represented the senior unsecured notes issued in September 2020, details of which are disclosed in Note 25. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2022 are RMB98 million (FY21: RMB90 million), RMB2,425 million (FY21: RMB2,247 million) and RMB3,691 million (FY21: RMB3,443 million) respectively.

Apart from the above, majority of its financial liabilities comprised lease liabilities, accounts payable, and other payables and accruals. Except for the other payables and accruals are due for settlement contractually within 12 months, the contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2022 are RMB196 million (FY21:RMB108 million), RMB347 million (FY21: RMB209 million) and RMB27 million (FY21: RMB17 million) respectively. The contractual undiscounted cash flows of the Group’s accounts payable in the next twelve months and more than 1 year but within 5 years as at December 31, 2022 are RMB5,000 million (FY21: RMB4,331 million) and RMB50 million (FY21: RMB100 million) respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.2.
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

As at December 31, 2021 and 2022, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

3.3.
Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2021 and 2022 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

As at December 31, 2021 and 2022, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 18(a)) stated in the consolidated balance sheets measured at level 1 hierarchy, while other investments (Note 18(b)) and short-term investments (Note 18(c)) at level 3 fair value hierarchy.

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

The components of the level 3 instruments mainly include short-term investments and investments in unlisted companies classified as other investment. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. For the years ended December 31, 2021 and 2022, the significant unobservable inputs of expected rate of return for short-term investments were 1.65% to 5.59%, and 2.25% to 4.61%, respectively. The higher the expected rate of return, the higher the fair value.

For the years ended December 31, 2021 and 2022, there was no transfer between level 1, 2 and 3 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, represented other investments (Note 18(b)) and short-term investments (Note 18(c)).
4.
Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

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

Significant judgments are required in determining the expected service periods, including but not limited to user’ historical activities patterns and churn rates. The Group has adopted a policy of assessing the estimated lifespans of virtual gifts on a regular basis whenever there is any indication of change in the expected service periods.

Any change in the estimates may result in the revenue being recognized on a different basis from that in prior periods.

(c)
Recoverability of non-financial assets

The Group tests annually whether goodwill has suffered any impairment. Goodwill and other non-financial assets, mainly including property, plant and equipment, right-of-use assets, land use rights, intangible assets, as well as investments accounted for using equity method are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgments and estimates.

Management judgment is required in the area of asset impairment, particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches; and (iv) the appropriate key assumptions to be applied in the adopted valuation models, including discounted cash flows and market approach. Changing the assumptions selected by management in assessing impairment, including the revenue growth rates and pre-tax discount rates assumptions adopted in the cash flow projections and selection of comparable companies adopted in the market approach, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the key assumptions applied, it may be necessary to take an impairment charge to income statement.

(d)
Share-based compensation arrangements

The Group measures the cost of equity-settled transactions with employees by making reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the respective vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses to be charged to the consolidated income statement. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 24.

(e)
Income taxes

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

(f)
Scope of consolidation

Consolidation is required only if control exists. The Group controls an investee when it has all the following: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the Group’s returns. Power results from rights that can be straightforward through voting rights or complicated in contractual arrangements. Variable returns normally encompass financial benefits and risks, but in certain cases, they also include operational values specific to the Group. These three factors cannot be considered in isolation by the Group in its assessment of control over an investee. Where the factors of control are not apparent, significant judgment is applied in the assessment, which is based on an overall analysis performed on all of the relevant facts and circumstances.

The Group is required to reassess whether it controls the investee if facts and circumstances indicate a change to one or more of the three factors of control.

5.
Revenue

During the years ended December 31, 2020, 2021 and 2022, revenue contributed by music subscription packages, which were recognized over time, amounted to RMB5,560 million, RMB7,333 million and RMB8,699 million, respectively.

During the years ended December 31, 2020, 2021 and 2022, the majority of the revenue from online music services are recognized over time and the majority of the revenue from social entertainment services are recognized at a point in time.

As at December 2021 and 2022, incremental contract costs related to contracts with customers were not material to the Group.

The Group does not disclose the information about the remaining performance obligation as the performance obligations of the Group have an expected duration of one year or less.

Details of contract liabilities were disclosed in Note 27.

6.
Interest Income

Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

7.
Other gains, net

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Government grants and tax rebates (note)	245	393	316
Impairment provision for investments in associates	(4)	-	-
Gains on step-up acquisition arising from business combination	19	8	141
Fair value change of investments	-	105	26
Gains/(losses) on disposal of subsidiaries	32	(10)	1
Dividend from investments	-	27	14
Others	70	30	18
	362	553	516

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.
Expenses by nature

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Service costs (note i)	17,478	18,992	16,540
Advertising agency fees	505	667	609
Employee benefits expenses (note ii and note iii)	3,004	3,915	4,224
Promotion and advertising expenses	2,227	2,387	852

Notes:

(i)
Service costs mainly comprised licensing costs, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.
(ii)
During the years ended December 31, 2020, 2021 and 2022, the Group incurred expenses for the purpose of research and development of approximately RMB1,667 million, RMB2,339 million and RMB2,580 million, which comprised employee benefits expenses of RMB1,488 million, RMB2,050 million and RMB2,297 million, respectively. No material development expenses had been capitalized for the years ended December 31, 2020, 2021 and 2022.
(iii)
Employee benefits expenses

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	2,020	2,518	2,688
Welfare, medical and other expenses	373	453	508
Share-based compensation expenses	569	752	823
Contribution to pension plans	42	192	205
	3,004	3,915	4,224

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

9.
Finance costs

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Interest and related expenses	99	120	115
Exchange (gains)/losses	(2)	1	(7)
	97	121	108

10.
Taxation
(a)
Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)
Cayman Islands

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(iii)
PRC

Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) and “Software Enterprise” (“SE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%, Qualified SE is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years.

Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2020, 2021 and 2022. Guangzhou Kugou has also been recognized as HNTE by the relevant government authorities and was entitled to a preferential tax rate of 15% for the years ended December 31, 2020 and subject to the unified CIT rate of 25% for the year ended December 31, 2021 and 2022. For the years ended December 31, 2020 and 2021, Yeelion Online and TME Tech Shenzhen were entitled to a reduced tax rate of 12.5%. For the year ended December 31, 2022, Yeelion Online and TME Tech Shenzhen were recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15%. Yeelion Online Network Technology (Tianjin) Co., Ltd. (“Yeelion Online Tianjin”) and Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) were qualified as SE and have been entitled to tax holidays for the year ended December 31, 2020 (i.e. their first profitable year in 2019), and they were entitled to a reduced tax rate of 12.5% for the years ended December 31, 2021 and 2022.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 9%.

The income tax expense of the Group is analyzed as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Current income tax	634	530	604
Deferred income tax (note b)	(178)	(113)	(70)
Total income tax expense	456	417	534

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2020, 2021 and 2022, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Profit before income tax	4,632	3,632	4,373
Tax calculated at a tax rate of 25%	1,158	908	1,093
Effects of different tax rates applicable to different subsidiaries of the Group	34	29	(22)
Effects of tax holiday on assessable profit of certain subsidiaries	(214)	(34)	-
Effects of preferential tax rate on assessable profit of certain subsidiaries	(631)	(664)	(764)
Expense not deductible for tax purposes	82	191	222
Income not subject to tax	-	(3)	-
Unrecognized deferred income tax assets	46	27	44
Utilization of previously unrecognized tax assets	(11)	(38)	(33)
Others	(8)	1	(6)
	456	417	534

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Effects of tax holiday on assessable profit of certain subsidiaries	214	34	-
Per ordinary share effect—basic	0.06	0.01	-
Per ordinary share effect—diluted	0.06	0.01	-

The Group’s profit before tax consists of:

	Year ended December 31,
	2020 RMB’million	2021 RMB’million	2022 RMB’million
Non-PRC	(4)	(5)	219
PRC	4,636	3,637	4,154
	4,632	3,632	4,373

(b)
Deferred income tax

	As at December 31,
	2021	2022
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayments	134	134
Deferred revenue	83	49
Accruals	118	159
Others	15	9
Total deferred tax assets	350	351
Set-off of deferred tax liabilities pursuant to set-off provisions	(4)	(4)
Net deferred tax assets	346	347
The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	275	215
Total deferred tax liabilities	275	215
Set-off of deferred tax liabilities pursuant to set-off provisions	(4)	(4)
Net deferred liabilities	271	211

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The recovery of deferred income tax:

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Deferred tax assets:
to be recovered after more than 12 months	48	12
to be recovered within 12 months	298	335
	346	347
Deferred tax liabilities:
to be recovered after more than 12 months	201	152
to be recovered within 12 months	70	59
	271	211

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2021	105	55	136	12	308
Credited/(charged) to income statement	29	28	(18)	3	42
At December 31, 2021	134	83	118	15	350
(Charged)/credited to income statement	-	(34)	41	(6)	1
At December 31, 2022	134	49	159	9	351

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2021 and 2022, the Group did not recognize deferred income tax assets of RMB130 million and RMB136 million respectively in respect of cumulative tax losses amounting to RMB674 million and RMB671 million respectively. These tax losses will expire from 2023 to 2027.

The movements of deferred income tax liabilities were as follows:

Intangible assets
RMB’million
At January 1, 2021	270
Credited to income statement	(71)
Business combinations	76
At December 31, 2021	275
Credited to income statement	(69)
Business combinations	9
At December 31, 2022	215

11.
Earnings per share
(a)
Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

(b)
Diluted earnings per share

For the calculation of diluted earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and RSU as well as puttable shares, under the treasury stock method (collectively forming the denominator for computing the diluted earnings per share). Potentially dilutive securities, including

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

share options, RSU and puttable shares, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted earnings per share if their inclusion is anti-dilutive. No adjustments is made to earnings (numerator).

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Earnings
Net profit attributable to equity holders of the Company	4,155	3,029	3,677

	Number of shares
	Year ended December 31,
	2020	2021	2022
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,313,527,847	3,321,067,177	3,203,995,973
Dilution effect- adjustments for share options and RSUs	46,932,912	41,978,580	30,511,383
Shares used in computing diluted earnings per share	3,360,460,759	3,363,045,757	3,234,507,356

	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	1.25	0.91	1.15
Diluted earnings per share for Class A and Class B ordinary shares	1.24	0.90	1.14
Basic earnings per ADS	2.51	1.82	2.30
Diluted earnings per ADS	2.47	1.80	2.27

Note: One ADS represents two Class A ordinary shares of the Company.

For the years ended December 31, 2020, 2021 and 2022, certain share options, certain RSU and puttable shares that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.
Property, plant and equipment

	Servers and network equipment	Leasehold improve -ments	Construction in progress RMB million	Office furniture, equipment and others	Total
	RMB ’million	RMB ’million	RMB ’million	RMB ’million	RMB ’million
At January 1, 2021
Cost	315	67	4	66	452
Accumulated depreciation	(204)	(43)	-	(29)	(276)
Net book amount	111	24	4	37	176
Year ended December 31, 2021
Opening net book amount	111	24	4	37	176
Additions	32	81	33	46	192
Business combinations	1	-	-	1	2
Disposals	(1)	(6)	-	(21)	(28)
Depreciation charge	(59)	(19)	-	(21)	(99)
Closing net book amount	84	80	37	42	243
At December 31, 2021
Cost	344	137	37	91	609
Accumulated depreciation	(260)	(57)	-	(49)	(366)
Net book amount	84	80	37	42	243
Year ended December 31, 2022
Opening net book amount	84	80	37	42	243
Transfer from construction in progress	-	7	(7)	-	-
Additions	23	23	102	23	171
Disposals	-	(1)	-	-	(1)
Depreciation charge	(37)	(25)	-	(28)	(90)
Closing net book amount	70	84	132	37	323
At December 31, 2022
Cost	354	166	132	95	747
Accumulated depreciation	(284)	(82)	-	(58)	(424)
Net book amount	70	84	132	37	323

During the years ended December 31, 2020, 2021 and 2022, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Cost of revenues	74	66	46
Selling and marketing expenses	1	-	-
General and administrative expenses	26	33	44
	101	99	90

13.
Land use rights

	Year ended December 31,
	2021	2022
	RMB’million	RMB’million
Net book amount at January 1	-	1,495
Additions	1,504	1,052
Amortization charge	(9)	(67)
Net book amount at December 31	1,495	2,480

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In October 2021 and March 2022, the Group acquired land use rights with consideration of approximately RMB1.5 billion and RMB1.05 billion, respectively. The land use rights mainly represent prepaid operating lease payments in respect of land in the Mainland China with lease period ranging from 30 to 40 years.

14.
Right-of-use assets

The carrying amounts of right-of-use assets are as below:

	Buildings	Others	Total
	RMB’million	RMB’million	RMB’million
Net book amount at January 1, 2021	309	2	311
Inception of new leases	117	-	117
Depreciation charge	(122)	(1)	(123)
Disposals	(22)	-	(22)
Net book amount at December 31, 2021	282	1	283
Inception of new leases	267	-	267
Depreciation charge	(146)	-	(146)
Disposals	(5)	(1)	(6)
Net book amount at December 31, 2022	398	-	398

The interest expense arising from lease liabilities (included in finance costs) and expenses related to short-term leases (included in cost of revenue and expenses) are as below:

	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Interest expense (included in finance costs)	9	15	19
Expense relating to short-term leases (included in cost of revenues and expenses)	238	331	208

During the years ended December 31, 2021 and 2022, the leases of low value were immaterial and there were no lease with variable lease payment.

The total cash outflow in financing activities for leases in the years ended December 31, 2020, 2021 and 2022 was RMB84 million, RMB130 million and RMB151 million, respectively, including principal elements of lease payments of approximately RMB78 million, RMB116 million and RMB130 million, and related interest paid of approximately RMB6 million, RMB14 million and RMB21 million, respectively.

Accordingly, the total cash outflow for leases in the years ended December 31, 2020, 2021 and 2022 was RMB348 million, RMB461 million, RMB359 million, respectively.

The Group considered the leases as single transactions in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2021 and 2022, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

During the years ended December 31, 2020, 2021 and 2022, the leases of low value items were immaterial and there were no lease with variable lease payment.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.
Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Corporate customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2021
Cost	1,340	1,554	335	185	156	160	3,730
Accumulated amortization	(519)	(524)	(226)	(181)	(138)	(122)	(1,710)
Net book amount	821	1,030	109	4	18	38	2,020
Year ended December 31, 2021
Opening net book amount	821	1,030	109	4	18	38	2,020
Additions	-	1,036	-	-	-	28	1,064
Business combinations	217	112	-	19	5	171	524
Amortization charge	(132)	(517)	(52)	(7)	(5)	(66)	(779)
Closing net book amount	906	1,661	57	16	18	171	2,829
At December 31, 2021
Cost	1,557	2,672	335	204	161	357	5,286
Accumulated amortization	(651)	(1,011)	(278)	(188)	(143)	(186)	(2,457)
Net book amount	906	1,661	57	16	18	171	2,829
Year ended December 31, 2022
Opening net book amount	906	1,661	57	16	18	171	2,829
Additions	-	400	-	-	-	26	426
Business combinations (Note 28)	93	8	2	40	15	28	186
Disposals	-	(149)	-	-	-	-	(149)
Amortization charge	(140)	(658)	(53)	(9)	(7)	(57)	(924)
Closing net book amount	859	1,262	6	47	26	168	2,368
At December 31, 2022
Cost	1,650	2,826	336	244	176	404	5,636
Accumulated amortization	(791)	(1,564)	(330)	(197)	(150)	(236)	(3,268)
Net book amount	859	1,262	6	47	26	168	2,368

During the years ended December 31, 2020, 2021 and 2022, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Cost of revenues	434	577	722
Selling and marketing expenses	41	19	11
General and administrative expenses	162	183	191
	637	779	924

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.
Goodwill

	Year ended December 31,
	2021	2022
	RMB’million	RMB’million
At January 1	17,492	19,121
Business combinations	1,641	372
Disposals	(12)	-
At December 31	19,121	19,493

For the purpose of goodwill impairment tests, goodwill was allocated to the group of CGUs below the level of operating segment of the Group. Goodwill of approximately RMB17.8 billion, mainly arose from the Merger in 2016 (Note 1.1) and the acquired long-form audio company was allocated to the related online music and social entertainment operations. The remaining goodwill was related to certain other business acquired.

The Group carries out its impairment testing on goodwill at each year end by comparing the recoverable amounts of CGUs to their carrying amounts. The recoverable amount of CGUs is the higher of its fair value less costs of disposal and its value in use. The Group adopted value in use for all of the goodwill impairment assessment except for that of overseas business which adopted fair value less costs of disposal..

For online music and social entertainment operations as stated above, value in use using discounted cash flows was calculated based on five-year financial projections with an average compound annual revenue growth of not more than 5% (2021: not more than 5%) plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate of not more than 3% (2021: not more than 3%). Pre-tax discount rate of 14.0% (2021: 14.0%) was applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. For the other business, value in use using discounted cash flows was calculated, generally, based on five-year financial projections with an average compound annual revenue growth of not more than 14% (2021: not more than 26%) plus an estimated terminal growth rate of not more than 3% (2021: not more than 3%). Pre-tax discount rates of 16.0% (2021: 16.0%) were applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. In respect of the market approach adopted, the fair value less costs of disposal was primarily determined based on ratios of enterprise value to revenue of several comparable public companies (range: 0.5x – 2.8x), where the fair value was determined as level 3 according to the principle set out in Note 3.3. The comparable public companies were chosen based on factors such as industry similarity, company size, profitability and financial risks etc.

Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the above CGUs applied discounted cash flows method to exceed their respective recoverable amounts as material headroom resulted from the impairment reviews over their respective carrying amounts. No impairment had been recognized for the years ended December 31, 2021 and 2022.

17.
Investments accounted for using equity method

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Investments in associates	3,522	4,249
Investments in joint ventures	77	81
	3,599	4,330

	Year ended December 31,
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Share of profit/(loss) of investments accounted for using equity method:
Associates	23	(45)	40
Joint ventures	(4)	(2)	(2)
	19	(47)	38

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2021	2022
	RMB’million	RMB’million
At January 1	2,255	3,599
Additions (note i)	1,550	511
Share of (loss)/profit, net	(47)	38
Share of other comprehensive income	4	75
Step acquisition accounted for as business combination	(26)	(93)
Capital reduction	-	(21)
Currency translation differences	(60)	295
Dividend received	(77)	(74)
At December 31	3,599	4,330

Notes:

(i)
In January 2021, the Group completed the additional investment in certain equity interests in a consortium, Concerto Partners LLC (“Concerto”), which is led by Tencent to acquire equity stake in Universal Music Group (“UMG”) with same proportion of the Group’s equity stake as 9.94%, for an investment consideration of EUR161 million (equivalent to approximately RMB1,270 million). According to the shareholders agreement of Concerto, the Group is able to participate in certain key decision making process of Concerto and therefore, this investment is accounted for as investment in an associate.
(ii)
Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments maybe impaired, including but not limited to their financial positions, business performances and market capitalization. During the years ended December 31, 2021 and 2022, no impairment loss was recognized.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

18.
Financial assets at fair value
(a)
Financial assets at fair value through other comprehensive income

As at December 31, 2021 and 2022, the Group’s financial assets at fair value through other comprehensive income mainly represented its listed equity investment in Spotify Technology S.A. (“Spotify”) and Warner Music Group Corp (“WMG”).

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2021	2022
	RMB’million	RMB’million
Listed equity investments
At January 1	9,771	7,302
Disposals	(163)	-
Fair value change	(2,128)	(4,517)
Currency translation differences	(178)	383
At December 31	7,302	3,168

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Other investments

Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,
	2021	2022
	RMB’million	RMB’million
At January 1	386	236
Additions	-	160
Fair value change	53	-
Disposal	(200)	(74)
Currency translation differences	(3)	19
At December 31	236	341
Of which are:
Current	37	37
Non-current	199	304
	236	341

(c)
Short-term investments

Short-term investments represent investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit or loss. Movement of short-term investments is analyzed as follows:

	Year ended December 31,
	2021	2022
	RMB’million	RMB’million
At January 1	-	1,029
Additions	5,616	160
Business combinations	100	-
Fair value change	52	26
Disposal	(4,739)	(1,215)
At December 31	1,029	-

19.
Prepayments, deposits and other assets

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Included in non-current assets
Prepaid content royalties	743	603
Others	-	106
	743	709
Included in current assets
Prepaid content royalties	1,755	1,606
Value-added tax recoverable	136	181
Prepaid vendors deposits and other receivables	404	647
Prepaid promotion and other expenses	329	399
Receivable from Tencent (Note 32(b))	51	72
Others	56	53
	2,731	2,958

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.
Accounts receivable

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Accounts receivable	3,630	2,731
Less: loss allowance for expected credit losses	(20)	(61)
Accounts receivable, net	3,610	2,670
Ageing analysis of the accounts receivable based on invoice date:
Up to 3 months	2,804	2,127
3 to 6 months	321	119
Over 6 months	505	485
	3,630	2,731

The loss allowances for accounts receivable as at December 31, 2021 and 2022 reconciled to the opening loss allowances as follows:

	Year ended December 31,
	2021	2022
	RMB’million	RMB’million
At January 1	14	20
Provision for loss allowance recognized in income statement	9	47
Receivables written off during the year as uncollectible	(3)	(6)
At December 31	20	61

21.
Term deposits and cash and cash equivalents
(a)
Term deposits

As at December 31, 2021 and 2022, the Group’s term deposits were denominated in RMB and US$.

As at December 31, 2021 and 2022, the carrying amounts of the term deposits with initial terms of over three months approximated their fair values.

(b)
Restricted cash

As at December 31, 2022, restricted cash held at banks of RMB34 million (December 31, 2021: Nil) were mainly denominated in RMB, represents restricted deposits used as security against certain lawsuits.

(c)
Cash and cash equivalents

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Cash at bank	6,591	9,153
Term deposits with initial terms within three months	-	402
	6,591	9,555

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.
Share capital

	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury Shares RMB’million
Balance January 1, 2020
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,355,065,938	2	34,425	(31)	-
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	619	-	-
-Shares held for share award schemes (note ii)	-	-	-	(47)	-
-Shares allotted and issued for share award schemes (note iii)	30,077,800	-	-	-	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(134)
Balance December 31, 2020
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,044	(78)	(134)
Expiry of put right of puttable ordinary shares (note v)	-	-	535	-	-
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	659	-	35
-Shares held for share award schemes (note ii)	-	-	-	(105)	-
Issuance of ordinary shares	5,010,526	-	-	-	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(3,561)
Balance December 31, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,238	(183)	(3,660)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	218	-	356
-Shares held for share award schemes (note ii)	-	-	-	(19)	-
-Shares allotted and issued for share award schemes (note iii)	42,000,000	-	-	-	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(3,045)
Shares cancellation	(2)	-	-	-	-
Balance December 31, 2022
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,432,154,262	2	36,456	(202)	(6,349)

As at December 31, 2021 and 2022, analysis of the Company’s issued shares is as follows:

	As at December 31, 2021		As at December 31, 2022
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	1,675,015,086	1	1,717,015,084	1
Class B ordinary shares	1,715,139,178	1	1,715,139,178	1
	3,390,154,264	2	3,432,154,262	2

* All issued shares were fully paid as at December 31, 2021 and 2022.

(i)
During the years ended December 31, 2021 and 2022, the Company transferred 983,764 and 11,906,200 Class A ordinary shares from the Treasury shares to the grantees for the exercise of share options/RSUs, respectively.
(ii)
During the years ended December 31, 2020, 2021 and 2022, the Share Scheme Trust withheld 1,046,852, 1,878,732 and 1,188,136 Class A ordinary shares of the Company for an amount of approximately RMB47 million, RMB105 million and RMB19 million which had been deducted from the equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)
As at December 31, 2021, and 2022, 16,297,722 and 53,270,922 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes, respectively.

In September 2022, the Company issued 42,000,000 Class A ordinary shares to a wholly owned subsidiary of the Company, for future granting of awards under the Company’s share incentive plans and/or such other purposes as the Company may determine in its absolute discretion.

(iv)
Repurchase of shares

In December 2019, the board of directors of the Company authorized a share repurchase scheme under which the Company might repurchase up to US$400 million of its Class A ordinary shares in the form of ADSs during a twelve-month period commencing on December 15, 2019.

During the year ended December 31, 2020, the Company repurchased 1,936,742 ADSs from open market, at an aggregate consideration of approximately US$19 million.

In March 2021, the board of directors of the Company authorized another share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$1 billion of its Class A ordinary shares in the form of ADSs (the “Repurchase Amount”). The first half of the Repurchase Amount has been completed during a twelve-month period commencing on March 29, 2021 while the second half of the Amount has been approved to perform during a twelve-month period commencing on December 15, 2021.

During the years ended December 31, 2021 and 2022, the Company repurchased 49,046,329 and 84,780,686 ADSs from the open market, at an aggregate consideration of approximately US$553 million and US$447 million in cash, respectively, under the Share Repurchase Program.

The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.

In 2022, the Company executed certain cash-enhanced share repurchase transactions under the Share Repurchase Program with third-party financial institutions with agreements to repurchase its shares at pre-determined purchase prices. The transactions expired in 2022 with no shares being repurchased. The Company received US$9.16 million (equivalent to approximately RMB75 million), as premiums derivated according to the terms of these transactions. These premiums were recognized directly within equity.

(v)
Puttable ordinary shares

From January to March 2018, the Company allotted and issued 24,757,517 ordinary shares of the Company to certain investors for an aggregate consideration of US$123 million (equivalents to approximately RMB803 million). The consideration comprised cash proceeds of US$67 million (equivalents to approximately RMB437 million) and business cooperation arrangements, in form of content cooperation, valued at approximately US$56 million (equivalents to approximately RMB365 million).

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

Upon the issuance, the present value of the estimated outflows of cash in relation to the Put Right of approximately US$67 million (equivalent to approximately RMB437 million) was recognized as a liability and subsequently measured at fair value. The residual balance of approximately US$56 million (equivalent to approximately RMB365 million) is accounted for as an equity-settled share-based compensation and recognized in equity. In January 2021, the Put Right expired and a carrying amount of RMB535 million of the relevant liability was derecognized and reclassified to equity accordingly.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.
Other reserves

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2020	1,470	463	94	712	356	(908)	2,187
Currency translation differences	-	-	-	(1,286)	-	-	(1,286)
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	5,219	-	5,219
Share of other comprehensive loss of an associate	-	-	-	-	-	(9)	(9)
Share based compensation	569	-	-	-	-	-	569
Exercise of share options/ RSUs	(429)	-	-	-	-	-	(429)
Additional investments in non- wholly owned subsidiaries	-	-	-	-	-	(2)	(2)
Profit appropriations to PRC statutory reserves	-	-	51	-	-	-	51
At December 31, 2020	1,610	463	145	(574)	5,575	(919)	6,300
Currency translation differences	-	-	-	(378)	-	-	(378)
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	(2,128)	-	(2,128)
Transfer of gains on disposal of financial instruments to retained earnings	-	-	-	-	(56)	-	(56)
Share of other comprehensive income of associates	-	-	-	-	-	4	4
Share based compensation	647	-	-	-	-	-	647
Exercise of share options/ RSUs	(646)	-	-	-	-	-	(646)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(19)	(19)
Profit appropriations to PRC statutory reserves	-	-	2	-	-	-	2
At December 31, 2021	1,611	463	147	(952)	3,391	(934)	3,726
Capitalization of retained earnings of a subsidiary under a group restructuring	-	-	-	-	-	5,750	5,750
Currency translation differences	-	-	-	916	-	-	916
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	(4,517)	-	(4,517)
Share of other comprehensive income of associates	-	-	-	-	-	75	75
Share based compensation	665	-	-	-	-	-	665
Exercise of share options/ RSUs	(569)	-	-	-	-	-	(569)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(50)	(50)
Profit appropriations to PRC statutory reserves	-	-	69	-	-	-	69
Other equity transactions (Note 22(iv))	-	-	-	-	75	-	75
At December 31, 2022	1,707	463	216	(36)	(1,051)	4,841	6,140

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.
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

Some granted options follow the first category vesting schedule, one-fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one-eighth (1/8) of which shall vest and become exercisable on each half of a year anniversary thereafter. Some granted options follow the second category vesting schedule, one-fourth (1/4) of which shall vest upon the first anniversary of the grant date and one-sixteenth (1/16) of which shall vest on each three months thereafter. Under the second category vesting schedule, in the event of the Company’s completion of an IPO or termination of the option holder’s employment agreement by the Company without cause, the vesting schedule shall be accelerated by a one-year period (which means that the whole vesting schedule shall be shortened from four years to three years). For the third category vesting schedule, all options shall vest upon the first anniversary of the grant date, and in the event of the Company’s completion of an IPO.

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of	Weighted- average exercise price	Weighted- average grant date fair value
	options	(US$)	(US$)
Outstanding as at January 1, 2020	13,897,304	0.23	1.92
Exercised	(7,866,422)	0.23	1.91
Forfeited	(46,982)	0.27	1.91
Outstanding as at December 31, 2020	5,983,900	0.23	1.93
Vested and expected to vest as at December 31, 2020	5,983,900	0.23	1.93
Exercisable as at December 31, 2020	5,983,900	0.23	1.93
Non vested as at December 31, 2020	-	-	-
Outstanding as at January 1, 2021	5,983,900	0.23	1.93
Exercised	(2,992,122)	0.24	1.92
Outstanding as at December 31, 2021	2,991,778	0.22	1.94
Vested and expected to vest as at December 31, 2021	2,991,778	0.22	1.94
Exercisable as at December 31, 2021	2,991,778	0.22	1.94
Non vested as at December 31, 2021	-	-	-
Outstanding as at January 1, 2022	2,991,778	0.22	1.94
Exercised	(1,579,006)	0.23	1.94
Outstanding as at December 31, 2022	1,412,772	0.22	1.93
Vested and expected to vest as at December 31, 2022	1,412,772	0.22	1.93
Exercisable as at December 31, 2022	1,412,772	0.22	1.93
Non vested as at December 31, 2022	-	-	-

The weighted average price of the shares at the time these options were exercised was US$6.76 per share (equivalent to approximately RMB43.08), US$9.90 per share (equivalent to approximately RMB63.07) and US$2.85 per share (equivalent to approximately RMB19.63) during the years ended December 31, 2020, 2021 and 2022.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Expiry date	Exercise price	December 31, 2021	December 31, 2022

10 years commencing from the date of grant of options	US$0.000076	485,544	256,210
	US$0.27	2,506,234	1,156,562
Total		2,991,778	1,412,772
Weighted average remaining contractual life of options outstanding at end of year:		3.97	2.91

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

Movements in the number of RSUs for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Number of awarded shares
	Year ended December 31,
	2020	2021	2022
Outstanding as at January 1	26,659,516	41,011,362	43,728,098
Granted	24,156,236	19,136,384	35,601,446
Vested	(7,732,794)	(13,096,270)	(14,787,382)
Forfeited	(2,071,596)	(3,323,378)	(5,078,812)
Outstanding as at December 31	41,011,362	43,728,098	59,463,350
Expected to vest as at December 31	37,672,420	39,425,569	53,009,743

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2020, 2021 and 2022 was US$6.68 per share (equivalent to approximately RMB42.57 per share), US$5.82 per share (equivalent to approximately RMB37.06 per share) and US$2.15 per share (equivalent to approximately RMB14.83 per share), respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share options granted are generally subject to a four-batch vesting schedule as determined by the board of directors upon the grant. One-fourth (1/4) of which shall vest nine months or eighteen months after grant date, respectively, as provided in the grant agreement, and one-fourth (1/4) of which vest upon every year thereafter.

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2020	26,640,508	3.43	2.39
Granted	4,992,390	6.44	2.70
Exercised	(10,026,018)	2.64	1.92
Forfeited	(455,694)	6.27	3.01
Outstanding as at December 31, 2020	21,151,186	4.45	2.68
Vested and expected to vest as at December 31, 2020	20,097,190	4.44	2.68
Exercisable as at December 31, 2020	4,762,058	3.05	2.74
Non vested as at December 31, 2020	16,389,128	4.86	2.66
Outstanding as at January 1, 2021	21,151,186	4.45	2.68
Granted	8,543,982	5.54	2.81
Exercised	(4,360,740)	1.92	2.26
Forfeited	(541,488)	5.70	2.90
Outstanding as at December 31, 2021	24,792,940	5.24	2.79
Vested and expected to vest as at December 31, 2021	23,552,634	5.21	2.79
Exercisable as at December 31, 2021	9,580,612	4.00	2.64
Non vested as at December 31, 2021	15,212,328	6.03	2.88
Outstanding as at January 1, 2022	24,792,940	5.24	2.79
Granted	24,957,454	2.05	1.02
Exercised	(566,612)	0.68	2.67
Forfeited	(1,079,240)	4.78	2.25
Outstanding as at December 31, 2022	48,104,542	3.65	1.89
Vested and expected to vest as at December 31, 2022	45,601,007	3.68	1.91
Exercisable as at December 31, 2022	14,272,122	4.93	2.75
Non vested as at December 31, 2022	33,832,420	3.11	1.52

The weighted average price of the shares at the time these options were exercised was US$7.66 per share (equivalent to approximately RMB48.81), US$9.52 per share (equivalent to approximately RMB60.68) and US$3.13 per share (equivalent to approximately RMB21.59) during the years ended December 31, 2020, 2021 and 2022, respectively.

The fair value of share options were valued using the Binomial option-pricing model.

Assumptions used in the Binomial option-pricing model are presented below:

	Year ended December 31,
	2020	2021	2022
Risk free interest rate	0.71%-0.91%	1.22%-1.63%	2.15%-2.92%
Expected dividend yield	0%	0%	0%
Expected volatility	40%-42.5%	43.5%-50%	55%-60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Expiry date	Exercise price	December 31,	December 31,
		2021	2022
10 years commencing from the date of grant of options	US$0.27	1,271,442	818,024
	US$1.93	-	15,952,792
	US$2.24~US$2.32	4,270,392	12,871,384
	US$3.32	307,792	307,792
	US$4.04 ~ US$4.24	579,952	579,952
	US$5.29	6,327,742	5,803,160
	US$6.20 ~ US$6.37	4,241,962	4,015,280
	US$7.05 ~ US$7.61	7,624,578	7,587,078
	US$9.53	169,080	169,080
Total		24,792,940	48,104,542
Weighted average remaining contractual life of options outstanding at end of year:		7.84	8.12

(b)
Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) and granted certain share options and shares awards to the employees of the Group prior to the Merger in July 2016 or any employees of Tencent Group transferred to the Group. No new grant to the employees of the Group by Tencent occurred during the years ended December 31, 2020, 2021 and 2022. As at December 31, 2022, there was no share options exercisable or RSUs under share-based compensation plans of Tencent.

(c)
Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2021 and 2022, the Expected Retention Rate of the Group was assessed to be 87%-95%.
25.
Notes payable

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Included in non-current liabilities
Notes payable	5,062	5,536

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount (US$’million)	Carrying amount at December 31, 2021 (RMB’million)	Carrying amount at December 31, 2022 (RMB’million)	Interest Rate (per annum)	Due
2025 Notes	300	1,903	2,082	1.375%	2025
2030 Notes	500	3,159	3,454	2.000%	2030
	800	5,062	5,536

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.

The fair values of notes payable as at December 31, 2022 was US$644 million (equivalents to approximately RMB4,486 million). The fair values of notes payable are based on the quoted market prices at the end of reporting period. They are classified as level 1 fair values in the fair value hierarchy.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All the notes payable were included in non-current liabilities. Interest is payable semi-annually in arrears on and of each year, beginning in March 2021.

26.
Other payables and other liabilities

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Included in non-current liabilities
Government grants	2	-
Deferred income	30	6
	32	6
Included in current liabilities
Dividend payable	12	12
Accrued expenses (note i)	3,133	2,825
Advances from customers	85	111
Investment payables	28	40
Other tax liabilities	131	194
Deferred income	34	28
Share repurchase payables	82	-
Other deposits	99	101
Payable for acquisition of land use right (note ii)	-	526
Others	228	185
	3,832	4,022

Notes:

(i)
Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.
(ii)
In March 2022, the Group acquired a land use right at a consideration of RMB1.05 billion with an amount of RMB526 million paid as at December 31, 2022, and up to the date of this report, remaining RMB526 million has been paid.
27.
Deferred revenue

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Non-current	86	106
Current	1,834	2,170
	1,920	2,276

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for time-based virtual gifts, membership subscriptions, content sublicensing and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2021 and 2022.

Revenue recognized for the years ended December 31, 2020, 2021 and 2022 related to carried-forward contract liabilities amounted to RMB1,694 million, RMB1,608 million and RMB1,834 million, respectively.

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

28.
Business Combinations
(a)
Acquisition of a karaoke platform company

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2022, the Group entered into a definitive agreement with M&E Mobile Limited (“M&E”), an associate of the Group which operates karaoke platform “Pokekara” in Japan, to acquire additional 25% of its equity interest at cash consideration of approximately US$39 million (equivalent to approximately RMB259 million). The acquisition was completed in April 2022. Upon completion of the acquisition, the Group held 55% of equity interest in M&E Mobile Limited and it became a non-wholly owned subsidiary of the Group.

As a result of the acquisition, the Group is expected to increase its presence in karaoke platforms in Japan. Goodwill arising from the acquisition was attributable to an increase in coverage of the karaoke market of Japan. The goodwill recognized was not expected to be deductible for income tax purpose.

As at the acquisition date, the fair value of the existing interest of the Group in M&E was RMB214 million and the fair value of the non-controlling interest of M&E was RMB213 million. The identifiable assets acquired and liabilities assumed at the acquisition date includes goodwill of RMB367 million, cash and cash equivalents of RMB75 million, accounts receivables of RMB13 million, intangible assets of RMB186 million, prepayments, deposits and other assets of RMB125 million and various liabilities assumed of RMB80 million.

The revenue and the results contributed by the acquiree to the Group subsequent to the acquisition were not material. The Group’s revenue and results for the year would not be materially different should the acquisition had occurred on January 1, 2022.

Transaction costs were not material and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2022.

(b)
Other business combination

During the year ended December 31, 2022, the Group acquired equity interests of a company with total considerations of RMB13 million. The revenue and the results contributed by the acquired subsidiary subsequent to the acquisition was not material to the Group. The Group’s revenue and results for the year would not be materially different should these acquisitions had occurred on 1 January 2022.

29.
Cash flow information
(a)
Cash generated from operations

	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Profit before income tax	4,632	3,632	4,373
Adjustments for:
Depreciation and amortization	824	1,001	1,160
Impairment provision for investments in associates	4	-	-
Loss allowance for expected credit losses (Note 20)	8	9	47
Non-cash employee benefits expense – share based payments (Note 8)	569	647	665
Fair value gains on investments (Note 7)	-	(105)	(26)
Fair value gains of financial liability	-	-	(17)
Net (gains)/losses in relation to equity investments	(32)	10	-
Dividend income (Note 7)	-	(27)	(14)
Gains of step-up acquisition arising from business combination (Note 7)	(19)	(8)	(141)
Share of (profit)/loss of associates and joint ventures (Note 17)	(19)	47	(38)
Interest income (Note 6)	(622)	(530)	(711)
Fair value change on puttable shares	37	-	-
Interest expense	62	120	115
Net exchange differences	(2)	1	(7)
(Increase)/decrease in accounts receivable	(520)	(769)	906
Decrease/(increase) in inventories	8	(6)	10
(Increase)/decrease in other operating assets	(887)	408	(17)
Increase in accounts payable	644	631	663
Increase in other operating liabilities	258	309	659
Cash generated from operations	4,945	5,370	7,627

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Non-cash investing and financing activities

	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Equity interests in certain subsidiaries as consideration for business combination	101	-	-

(c)
Reconciliation of changes in liabilities from financing activities

The reconciliation of changes in liabilities from financing activities are mainly related to lease liabilities and notes payable which have been disclosed in the consolidated statements of cash flows, Note 14 and Note 25, respectively.

30.
Financial instruments by category

The Group holds the following financial instruments:

	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Financial assets at fair value through other comprehensive income	Total
Financial assets	RMB’million	RMB’million	RMB’million	RMB’million
As at December 31, 2021
Accounts receivable (Note 20)	3,610	-	-	3,610
Other receivables (Note 19)	270	-	-	270
Term deposits (Note 21(a))	17,072	-	-	17,072
Short-term investments (Note 18(c))	-	1,029	-	1,029
Cash and cash equivalents (Note 21(c))	6,591	-	-	6,591
Other investments (Note 18(b))	-	236	-	236
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	7,302	7,302
	27,543	1,265	7,302	36,110
As at December 31, 2022
Accounts receivable (Note 20)	2,670	-	-	2,670
Other receivables (Note 19)	386	-	-	386
Term deposits (Note 21(a))	17,821	-	-	17,821
Restricted cash (Note 21(b))	34	-	-	34
Cash and cash equivalents (Note 21(c))	9,555	-	-	9,555
Other investments (Note 18(b))	-	341	-	341
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	3,168	3,168
	30,466	341	3,168	33,975

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liabilities at amortized cost
Financial liabilities	RMB’million
As at December 31, 2021
Notes payable (Note 25)	5,062
Accounts payable	4,422
Other payables and other liabilities (note)	1,922
Lease liabilities	297
11,703
As at December 31, 2022
Notes payable (Note 25)	5,536
Accounts payable	4,998
Other payables and other liabilities (note)	2,081
Lease liabilities	429
13,044

Note: Other payables and other liabilities exclude prepayment received from customers and others, staff costs, welfare accruals, other tax liabilities, government grant and deferred income.

31.
Commitments
(a)
Operating commitments

The following table summarizes future minimum commitments of the Group under non-cancelable operating arrangements:

	2021	2022
	RMB’million	RMB’million
Within one year	348	61
Later than one year but not later than five years	24	18
	372	79

As at December 31, 2022, the operating commitments of the group are mainly related to property management and other services.

(b)
Content royalty

The Group is subject to the following minimum royalty payments associated with its license agreements:

	2021	2022
	RMB’million	RMB’million
Within one year	2,511	1,743
Later than one year but not later than five years	1,189	350
	3,700	2,093

(c)
Investment commitments

As at December 31, 2021 and 2022, the Group had commitments of approximately RMB513 million and RMB13 million to invest in equity interest of certain entities.

32.
Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at December 31, 2022:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)
Transactions

For the years ended December 31, 2020, 2021 and 2022, significant related party transactions were as follows:

	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Revenue
Online music services to Tencent Group (note i)	277	364	338
Online music services to the Company’s associates and associates of Tencent Group	206	412	276
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	213	170	71
Expenses
Operating expenses recharged by Tencent Group	1,082	1,260	1,272
Advertising agency cost to Tencent Group	440	652	556
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (note ii)	306	541	612
Other costs to the Company’s associates and associates of Tencent Group	48	176	68

Notes:

(i)
Including revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.
(ii)
In March 2020, the Group signed a five-year strategic partnership with China Literature for derivative content in the form of audiobooks of online literary works, with an aggregate total minimum guarantee payable to China Literature of RMB250 million, and any excess portion will be shared based on a pre-determined percentage. The present value of the minimum guarantee of RMB227 million was recognized as intangible assets in March 2020. Amortization expense for the years ended December 31, 2021 and 2022 was included in the content royalties to Tencent Group presented above.

In September 2022, the Group revised the strategic partnership arrangement with China Literature as revenue-sharing arrangement, the residual minimum guarantee profit sharing payable amounted to RMB150 million was cancelled, and the related intangible assets was derecognized correspondingly.

These related party transactions were conducted at prices and terms as agreed by the respective parties involved.

(b)
Balances with related parties

	As at December 31,
	2021	2022
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	2,510	1,760
The Company’s associates and associates of Tencent Group	90	84
Included in prepayments, deposits and other assets from related parties:
Tencent Group	51	72
The Company’s associates and associates of Tencent Group	142	87
Included in accounts payable to related parties:
Tencent Group	719	1,231
The Company’s associates and associates of Tencent Group	198	190
Included in other payables and accruals to related parties:
Tencent Group	440	469
The Company’s associates and associates of Tencent Group	55	22

Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)
Key management personnel compensation

	2020	2021	2022
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	62	70	69
Share-based compensation	205	153	135
	267	223	204

33.
Contingent liabilities

The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at December 31, 2022. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB258 million. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results materially.

In addition, in September 2019 and October 2019, respectively, the Company, certain of its current and former directors and officers, and Tencent bearing the status as the Company’s controlling shareholder, were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York and the Supreme Court of the State of New York, County of New York. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. Complaints related to these claims were filed and the Company served motions to dismiss the complaints. These actions remain in their preliminary stages. With the legal advice, the Company believes these cases are without merit and intends to defend actions vigorously.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2022, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The Group had made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2022 and recognized related costs as expenses for the year ended December 31, 2022. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2022, but related to cases arising on or before December 31, 2022. All these amounts were not material. The Company is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

34.
Dividends

No dividend has been paid or declared by the Company for the years ended December 31, 2021 and 2022.

35.
Events occurring after the reporting period

2023 share repurchase program

In March 2023, board of directors of the Company has authorized a share repurchase program under which the Company may repurchase up to USD500 million of its Class A ordinary shares in the form of ADSs during a 24-month period commencing from March 20, 2023.

36.
Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on April 25, 2023.