Form 20-F
period 2023-12-31
Tencent Music Entertainment Group
filed 2024-04-18
CIK 1744676

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Tel: +86-755-86013388

E-mail: ir@tencentmusic.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each ADS represents two Class A ordinary shares, par value US$0.000083 per share	TME	The New York Stock Exchange
Class A ordinary shares, par value US$0.000083 per share	1698	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,432,154,261 ordinary shares, comprised of 1,767,205,006 Class A ordinary shares, par value US$0.000083 per share, and 1,664,949,255 Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2023.

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
“AIGC” refers to AI-generated content;
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
•
“HK$” refers to the legal currency of the Hong Kong SAR;
•
“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•
“IoT” refers to Internet of Things, the collective network of connected devices and the technology that facilitates communication between devices and the cloud, as well as between the devices themselves;
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
•
“paying ratio” for a given period is measured by the number of paying users as a percentage of the MAUs for that period;

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
•
“US$,” or “U.S. dollars” refers to the legal currency of the United States;
•
“variable interest entities” or “VIEs” refers to the PRC entities of which, through certain contractual arrangements, we have power to exert control over the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law, which allows us to be considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their operating results in our financial statements under IFRS, to the extent the conditions for consolidation of the VIEs under the IFRS are satisfied;
•
“we,” “us,” “our company” and “our” refer to Tencent Music Entertainment Group (or, where the context requires, its predecessor) and its subsidiaries;
•
with respect to MAU data used in this annual report:
▪
“MAUs” or “mobile MAUs” for a given month (i) with respect to each of our products (except WeSing) is measured as the number of unique mobile and certain IoT devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured as the number of user accounts through which WeSing is accessed at least once in that month;
▪
“MAUs” for any given period refers to the monthly average of the sum of the MAUs for that period; similarly, “mobile MAUs” for any given period refers to the monthly average of the sum of the mobile MAUs for that period;
▪
“MAUs” for our online music services for a given month presented in this annual report refers to the sum of mobile and certain IoT MAUs of our music products, including QQ Music, Kugou Music and Kuwo Music, for that month; duplicate access of different services by the same device is not eliminated from the calculation; starting from the first quarter of 2023, “MAUs” for our online music services began to include unique mobile and certain IoT devices; comparative figures for prior periods were updated to conform to the current presentation, accordingly;

▪
“Mobile MAUs” for our social entertainment services for a given month presented in this annual report refers to the sum of mobile MAUs that have accessed the social entertainment services offered by (i) WeSing; (ii) Kugou’s Live Streaming services; (iii) Kuwo’s Live Streaming services; (iv) Kugou Changchang; and (v) QQ Music’s Live Streaming services; duplicate access of different services by the same user account or device is not eliminated from the calculation;
▪
“Mobile MAUs” for our social entertainment services for a given period refers to the monthly average of the sum of the mobile MAUs for our social entertainment services for that period;
▪
our MAUs are calculated using internal company data, treating each distinguishable user account or device as a separate MAU even though some users may access our services using more than one user account or device and multiple users may access our services using the same user account or device; and
•
“WOFEs,” or “wholly-owned foreign enterprises,” refer to the Company’s wholly-owned subsidiaries incorporated in the PRC.

This annual report on Form 20-F includes our audited balance sheets as of December 31, 2022 and 2023 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2021, 2022 and 2023.

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.0999 to US$1.00, the noon buying rate on December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC regulators impose control over the foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

We completed an initial public offering of the ADSs on December 14, 2018. The ADSs, each representing two Class A ordinary shares, are traded on the New York Stock Exchange under the symbol “TME.” In September 2022, we completed the secondary listing, by way of introduction, of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. On September 21, 2022, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares under the stock code “1698,” and the stock short name is “TME-SW.”

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
(6)
Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(7)
Tencent Music Shenzhen operates QQ Music and WeSing.

In 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 99.1%, 96.8% and 96.5%, respectively, of our total net revenues. As of December 31, 2022 and 2023, total assets of the VIEs equaled to 26.5% and 24.1% of our consolidated total assets as of the same dates, respectively. It is important to note that investors in the ADSs and our Class A ordinary shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. More specifically, investors in the ADSs and our Class A ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in the PRC. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. We do not have any equity interests in the VIEs who are owned by certain nominee shareholders or partners. Any of such nominee shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all business operations or otherwise benefit from the assets held by the VIEs and their shareholders, which could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations. As a result, the contractual arrangements may be less effective than direct ownership, and we could face heightened challenges, risks and costs in enforcing these contractual arrangements because uncertainties remain as to the interpretation and application of current and future PRC laws, regulations and rules relating to the legality and enforceability of these contractual arrangements, neither have our contractual arrangements with the VIEs been tested in court. If the PRC regulators deem that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face certain uncertainty about potential future actions by the PRC regulators that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. The ADSs and our Class A ordinary shares may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “— 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure” for detailed discussion.

In addition, the Group faces various legal and operational risks and uncertainties as the Group bases in and primarily operates in China. The PRC regulators have significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the uncertainty on whether the PCAOB will continue to be able to satisfactorily inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. The PRC regulators may also exert influence on the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC regulators have recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect the Group’s business, financial condition and results of operations. Any such action, once taken by the PRC regulators, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs fund their operations primarily using cash generated from operating and financing activities.

As of December 31, 2023, Tencent Music Entertainment Group had made cumulative capital contributions of RMB1,177 million (US$166 million) to our PRC subsidiaries through an intermediate holding company and were accounted as long-term investments of Tencent Music Entertainment Group. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2023, the loan balance owed by VIE from WOFE was RMB11 million (US$2 million). Our PRC subsidiaries maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs. In 2021, 2022 and 2023, the VIEs transferred RMB17,743 million, RMB16,415 million and RMB16,610 million (US$2,339 million), respectively, to our PRC subsidiaries as payment of services fees (the “Service Charges”). In 2021, 2022 and 2023, the net intercompany fund transfers from the WOFEs to the VIEs amounted to RMB3,524 million, RMB395 million and RMB49 million (US$7 million), respectively for treasury management purpose.

As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Tencent Music Entertainment Group has not previously declared or paid any cash dividend or dividend in kind on its Class A ordinary shares or the ADSs representing such ordinary shares. The determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as future operations and earnings, cash flow, financial conditions, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Our profits may be reinvested by our subsidiaries and the VIEs into their PRC operations. As of December 31, 2023, the total amount of undistributed profits from the PRC subsidiaries and the VIEs for which no withholding tax had been accrued was RMB21,289 million (US$2,998 million), and the unrecognized tax liabilities were RMB2,129 million (US$300 million). See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments	Consolidated totals
	(RMB in millions)
Revenues	—	30,949	15,393	1,920	(17,018)[d]	31,244
Cost of revenues	—	(25,278)	(10,258)	(992)	14,688 [d]	(21,840)
Gross profit	—	5,671	5,135	928	(2,330)	9,404
Operating (loss)/profit	(201)	(56)	3,354	713	(10)	3,800
(Loss)/profit before income tax	(298)	(34)	3,337	634	(7)	3,632
Income/(loss) from subsidiaries and VIEs	3,526	—	(206)	2,903	(6,223)	—
Profit/(loss) for the year	3,257	(209)	2,903	3,494	(6,230)	3,215

	For the Year Ended December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments	Consolidated totals
	(RMB in millions)
Revenues	—	27,426	14,460	1,704	(15,251)[d]	28,339
Cost of revenues	—	(22,852)	(8,006)	(910)	12,202 [d]	(19,566)
Gross profit	—	4,574	6,454	794	(3,049)	8,773
Operating (loss)/profit	(181)	(404)	4,453	558	17	4,443
(Loss)/profit before income tax	(282)	(337)	4,454	520	18	4,373
Income/(loss) from subsidiaries and VIEs	4,094	—	(415)	3,606	(7,285)	—
Profit/(loss) for the year	3,839	(432)	3,605	4,094	(7,267)	3,839

	For the Year Ended December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments	Consolidated totals
	(RMB in millions)
Revenues	—	26,770	15,846	1,889	(16,753)[d]	27,752
Cost of revenues	—	(23,023)	(8,487)	(874)	14,427 [d]	(17,957)
Gross profit	—	3,747	7,359	1,015	(2,326)	9,795
Operating profit/(loss)	40	(131)	5,265	903	(18)	6,059
(Loss)/profit before income tax	(66)	(115)	5,341	906	(21)	6,045
Income/(loss) from subsidiaries and VIEs	5,267	—	(318)	4,476	(9,425)	—
Profit/(loss) for the year	5,220	(302)	4,480	5,267	(9,445)	5,220

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments	Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	29,452	—	—	27,037	(56,489)[b]	—
Net assets of VIEs	—	—	9,995	—	(9,995)[b]	—
Intangible assets and goodwill	14,169	5,453	1,692	547	— [a]	21,861
Investments accounted for using equity method	—	693	49	3,588	—	4,330
Financial assets at fair value through other comprehensive income	—	—	—	3,168	—	3,168
Prepayments, deposits and other assets	—	131	562	16	—	709
Term deposits	—	—	6,530	—	—	6,530
Others	—	1,143	2,472	237	—	3,852
	43,621	7,420	21,300	34,593	(66,484)	40,450
Current assets
Amounts due from subsidiaries and VIEs	6,847	7,140	3,305	14	(17,306)[c]	—
Prepayments, deposits and other assets	62	904	1,929	63	—	2,958
Term deposits	3,354	—	6,190	1,747	—	11,291
Restricted cash	—	34	—	—	—	34
Cash and cash equivalents	891	490	7,933	241	—	9,555
Others	—	1,783	53	885	—	2,721
	11,154	10,351	19,410	2,950	(17,306)	26,559
Total assets	54,775	17,771	40,710	37,543	(83,790)	67,009
LIABILITIES
Non-current liabilities
Notes payable	5,536	—	—	—	—	5,536
Others	39	329	261	—	—	629
	5,575	329	261	—	—	6,165
Current liabilities
Amounts due to subsidiaries and VIEs	929	138	9,415	6,813	(17,295)[c]	—
Deferred revenue	—	2,162	5	14	(11)	2,170
Others	172	4,404	3,916	1,055	—	9,547
	1,101	6,704	13,336	7,882	(17,306)	11,717
Total liabilities	6,676	7,033	13,597	7,882	(17,306)	17,882
Total equity	48,099	10,738	27,113	29,661	(66,484)	49,127

	As of December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments	Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	38,375	—	—	31,175	(69,550)[b]	—
Net assets of VIEs	—	—	10,334	—	(10,334)[b]	—
Intangible assets and goodwill	14,166	5,265	1,614	529	— [a]	21,574
Investments accounted for using equity method	—	584	534	3,156	—	4,274
Financial assets at fair value through other comprehensive income	—	—	—	6,540	—	6,540
Prepayments, deposits and other assets	—	97	443	—	—	540
Term deposits	—	40	8,679	—	—	8,719
Others	—	1,155	2,568	230	—	3,953
	52,541	7,141	24,172	41,630	(79,884)	45,600
Current assets
Amounts due from subsidiaries and VIEs	7,855	6,825	3,487	1,259	(19,426)[c]	—
Prepayments, deposits and other assets	98	1,018	1,332	990	—	3,438
Term deposits	2,344	49	5,926	1,618	—	9,937
Restricted cash	—	8	23	—	—	31
Cash and cash equivalents	21	538	11,250	1,758	—	13,567
Others	—	2,639	232	92	—	2,963
	10,318	11,077	22,250	5,717	(19,426)	29,936
Total assets	62,859	18,218	46,422	47,347	(99,310)	75,536
LIABILITIES
Non-current liabilities
Notes payable	5,636	—	—	—	—	5,636
Others	—	317	367	—	—	684
	5,636	317	367	—	—	6,320
Current liabilities
Amounts due to subsidiaries and VIEs	1,063	1,816	10,387	6,135	(19,401)[c]	—
Deferred revenue	—	2,751	83	32	(12)	2,854
Others	253	2,065	4,238	2,606	(2)	9,160
	1,316	6,632	14,708	8,773	(19,415)	12,014
Total liabilities	6,952	6,949	15,075	8,773	(19,415)	18,334
Total equity	55,907	11,269	31,347	38,574	(79,895)	57,202

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	69	(671)	5,628	213	—		5,239
Include: Intercompany services fees	—	(17,743)	17,743	—	—	[e]	—
Net cash (outflow)/inflow from investing activities	(1,064)	(3,554)	(5,005)	95	3,529		(5,999)
Include: Intercompany advances	—	—	(3,636)	(5)	3,641	[f]	—
Loans repayments from VIEs to WOFEs	—	—	112	—	(112)[f]		—
Net cash (outflow)/inflow from financing activities	(3,571)	3,462	(71)	(1)	(3,529)		(3,710)
Include: Intercompany advances	—	3,636	5	—	(3,641)[f]		—
Loans repayments from VIEs to WOFEs	—	(112)	—	—	112	[f]	—
Net (decrease)/ increase in cash and cash equivalents	(4,566)	(763)	552	307	—		(4,470)
Cash and cash equivalents, beginning of the year	5,686	1,397	3,952	93	—		11,128
Exchange differences on cash and cash equivalents	(59)	—	—	(8)	—		(67)
Cash and cash equivalents, end of the year	1,061	634	4,504	392	—		6,591

	For the Year Ended December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	59	(17)	7,306	133	—		7,481
Include: Intercompany services fees	—	(16,415)	16,415	—	—	[e]	—
Net cash inflow/(outflow) from investing activities	2,639	(379)	(3,819)	(1,726)	1,839		(1,446)
Include: Intercompany advances	(1,388)	—	(364)	(56)	1,808	[f]	—
Loans from WOFEs to VIEs	—	—	(31)	—	31	[f]	—
Net cash (outflow)/inflow from financing activities	(3,162)	252	(58)	1,388	(1,839)		(3,419)
Include: Intercompany advances	—	364	56	1,388	(1,808)[f]		—
Loans from WOFEs to VIEs	—	31	—	—	(31)[f]		—
Net (decrease)/ increase in cash and cash equivalents	(464)	(144)	3,429	(205)	—		2,616
Cash and cash equivalents, beginning of the year	1,061	634	4,504	392	—		6,591
Exchange differences on cash and cash equivalents	294	—	—	54	—		348
Cash and cash equivalents, end of the year	891	490	7,933	241	—		9,555

	For the Year Ended December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
			(RMB in millions)
Net cash inflow from operating activities	217	518	6,258	344	—		7,337
Include: Intercompany services fees	—	(16,610)	16,610	—	—	[e]	—
Net cash inflow/(outflow) from investing activities	307	(430)	(2,742)	312	690		(1,863)
Include: Intercompany advances	(812)	(47)	(22)	171	710	[f]	—
Loans repayment from VIEs to WOFEs	—	—	20	—	(20)[f]		—
Net cash (outflow)/inflow from financing activities	(1,393)	(40)	(223)	808	(690)		(1,538)
Include: Intercompany advances	—	69	(171)	812	(710)[f]		—
Loans repayment from VIEs to WOFEs	—	(20)	—	—	20	[f]	—
Net (decrease)/ increase in cash and cash equivalents	(869)	48	3,293	1,464	—		3,936
Cash and cash equivalents, beginning of the year	891	490	7,933	241	—		9,555
Exchange differences on cash and cash equivalents	(1)	—	—	77	—		76
Cash and cash equivalents, end of the year	21	538	11,226	1,782	—		13,567

For the eliminating adjustments:

a)
Represents the elimination of Service Charges between the VIEs and our PRC subsidiaries.
b)
Represents the elimination of the investments in the VIEs and our PRC subsidiaries.
c)
Represents the elimination of intercompany balance between Tencent Music Entertainment Group, the VIEs, and our subsidiaries.
d)
Represents the Services Charges between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries, which were eliminated at the consolidation level. The intercompany revenues and costs in relation to the Service Charges to the VIEs by our PRC subsidiaries amounted to RMB13,039 million, RMB14,353 million and RMB15,312 million (US$2,157 million), for the years ended December 31, 2021, 2022 and 2023, respectively.
e)
The cash flows which have occurred between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries represents the intercompany services fees which were eliminated at the consolidation level. In 2021, 2022 and 2023, the VIEs transferred RMB17,743 million, RMB16,415 million and RMB16,610 million (US$2,339 million), respectively, to our PRC subsidiaries as Service Charge, which were eliminated at the consolidated level.
f)
Represents the elimination of intercompany advances and loans between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries. The intercompany advances from WOFEs to the VIEs, which were eliminated at consolidated level, amounted to RMB364 million and RMB69 million (US$10 million), for the years ended December 31, 2022 and 2023, respectively. The loans payments from/to the WOFEs to/from the VIEs, which were eliminated at consolidated level, amounted to RMB31 million and RMB20 million (US$3 million), for the years ended December 31, 2022 and 2023, respectively.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Tencent Music Entertainment Group’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Tencent Music Entertainment Group. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least

10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, it is possible that our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC regulatory authorities may take measures from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or holders of the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Tencent Music Entertainment Group. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information — 10.E. Taxation.”

Recent Regulatory Developments

Cybersecurity and Data Privacy

The PRC regulatory authorities have in recent years strengthened the oversight on cybersecurity and data privacy. According to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the National Data Bureau has been established under the administration of the NDRC on October 25, 2023. The National Data Bureau is responsible for, among other things, advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and promoting the digitalization of the Chinese economy and society. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, effective from November 1, 2021. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing in a foreign country.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, also known as the Cross-border Data Flows Provisions. According to these provisions, data processors are required to undergo a security assessment if they transfer information overseas under the following circumstances: (i) when a critical information infrastructure operator transfers personal information or material data overseas, and (ii) when data operators other than critical information infrastructure operators transfer material data overseas or, as of January 1 of the current year, have cumulatively transferred over one million pieces of personal information (excluding sensitive personal information) or over ten thousand pieces of sensitive personal information. The Cross-border Data Flows Provisions also outline exemptions from the data export security assessment for data processors transferring personal information overseas under certain conditions, such as when a data processor other than a critical information infrastructure operator has cumulatively transferred personal information (excluding sensitive personal information) of fewer than 100,000 individuals as of January 1 of the current year.

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

Filings Required by the PRC Regulatory Authorities for the Listing of Our Securities

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese mainland, or its main place(s) of business are located in the Chinese mainland, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the Chinese mainland.

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

Uncertainties remain as to how the abovementioned live streaming regulations will be interpreted and implemented in practice, as well as their ultimate impact on our business and results of operations in the long term. Furthermore, as the PRC regulatory authorities continue to step up scrutiny over live streaming businesses and the music-centric social entertainment industry in general, our social entertainment services may be subject to further heightened regulations in the future, in which case our business, prospects, results of operations and financial condition may be adversely affected. To keep up with the evolving regulations, we will need to regularly update our growth strategies. See also “— 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.”

Anti-Monopoly Law Enforcement

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement of the PRC Anti-Monopoly Law, including in the context of mergers and acquisitions and unfair competition. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. Since the above-mentioned laws and regulations are relatively new, uncertainty still remains as to their interpretation and implementation. Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, with its latest amendment on January 22, 2024, further adjusts the filing threshold for concentration of undertaking as, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year. On March 21, 2024, the SAMR proposed the revised Anti-monopoly Compliance Guideline for Operators (Draft for Comment), also known as the Draft Anti-monopoly Guideline. This draft was open for public comments until April 3, 2024. The Draft Anti-monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. As of the date of this annual report, the timeline for the enactment of the Draft Anti-monopoly Guideline has not been determined.

Revision of PRC Company Law

All companies (including FIEs) incorporated and operating in the PRC are governed by the PRC Company Law, which was promulgated on December 29, 1993 and was subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023 respectively. The latest amended PRC Company Law, or the Revised Company Law, which will become effective on July 1, 2024, further stipulates on the establishment and dissolution of the company, the organizational structure and the capital system of the company and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. Specifically, the Revised Company Law provides that: (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company; (ii) shareholders seeking to transfer equity need only furnish written notification to other shareholders, specifying quantity, price, payment method, and time limit for such and the other shareholders may buy the equity before any third-party buyer acquires it on those terms; (iii) a company may establish an audit committee comprised of an unspecified number of directors of the board and responsible for supervising the company’s financial and accounting matters; and (iv) where a shareholder leveraging control over two or more companies attempts to evade debts and infringe upon creditors’ rights by exploiting the independent legal personality of the company and the limited liability of shareholders, each involved company shall undertake joint and several liability for the debts incurred by either entity.

As of the date of this annual report, the Revised Company Law has not yet gone into effect. Uncertainties remain as to its implementation and interpretation, and how it will affect our business operations.

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In addition, trading in our securities on U.S. markets, including NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in the Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in the Chinese mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including uncertainties surrounding Sino-U.S. relations. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in the Chinese mainland and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in the Chinese mainland and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCAA, see “— 3.D. Risk Factors — Risks Related to Doing Business in China — Trading in our securities may be prohibited under the HFCAA and U.S. national securities exchanges, such as the NYSE, may determine to delist our securities if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

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

Risks Related to Our Business and Industry

•
If we fail to anticipate user preferences to provide content catering to user demands, our ability to attract and retain users may be materially and adversely affected. For details, see page 16 of this annual report.
•
We depend upon third-party licenses for the content of our content offerings, and any adverse changes to or loss of, our relationships with these content providers may materially and adversely affect our business, operating results, and financial condition. For details, see page 16 of this annual report.
•
We may not have obtained complete licenses for certain copyrights with respect to a small portion of the content offered on our platform. For details, see pages 16 and 17 of this annual report.
•
We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities. For details, see page 17 of this annual report.
•
Assertions or allegations that we have infringed or violated intellectual property rights, even not true, could harm our business and reputation. For details, see page 18 of this annual report.
•
Our license agreements are complex, impose numerous obligations upon us and may make it difficult to operate our business. Any breach or adverse change to the terms of such agreements could adversely affect our business, operating results and financial condition. For details, see pages 18 and 19 of this annual report.
•
Minimum guarantees required under certain of our license agreements for music and long-form audio content may limit our operating flexibility and may materially and adversely affect our business, financial condition and results of operations. For details, see page 19 of this annual report.
•
If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs. For details, see page 19 of this annual report.
•
If music copyright owners withdraw all or a portion of their music works from the MCSC to the extent the MCSC had not obtained authorization to license from the relevant copyright owners, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay. For details, see page 20 of this annual report.
•
Uncertainties surrounding our monetization efforts may cause us to lose users and materially and adversely affect our business, financial condition and results of operations. For details, see page 20 of this annual report.
•
Complying with evolving laws, regulations and other obligations regarding cybersecurity, information security, privacy and data protection, and other related laws, regulations and obligations may be expensive and may force us to make adverse changes to our business. Many of these laws, regulations and other obligations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws, regulations and other obligations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business. For details, see pages 29 to 32 of this annual report.
•
Challenges faced by the PRC or global economy, including any prolonged downturn, could materially and adversely affect our business and our financial condition. For details, see pages 32 and 33 of this annual report.

Risks Related to Our Relationship with Tencent

•
If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected. For details, see page 38 of this annual report.

•
Any negative development in Tencent’s market position, brand recognition or financial condition may materially and adversely affect our user base, marketing efforts and the strength of our brand. For details, see page 38 of this annual report.
•
Tencent, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Tencent may not be aligned with the interests of our other shareholders and holders of the ADSs. For details, see page 39 of this annual report.
•
We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us. For details, see page 39 of this annual report.

Risks Related to the Group’s Corporate Structure

•
Uncertainties remain as to the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’s operations in China, including potential future actions by the PRC regulators, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC regulators find such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. For details, see pages 40 and 41 of this annual report.
•
Any failure by the VIEs or their shareholders or partners to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page 41 of this annual report.
•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For details, see pages 41 to 43 of this annual report.
•
Uncertainties remain as to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of the Group’s current corporate structure, corporate governance and business operations. For details, see pages 43 to 44 of this annual report.
•
We rely on contractual arrangements with the VIEs and their respective shareholders or partners for a large portion of the Group’s business operations, which may not be as effective as direct ownership in providing operational control. For details, see page 44 of this annual report.

Risks Related to Doing Business in China

•
Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us. For details, see pages 45 and 46 of this annual report.
•
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets. For details, see page 46 of this annual report.
•
Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators. For details, see page 46 of this annual report.
•
Trading in our securities may be prohibited under the HFCAA and U.S. national securities exchanges, such as the NYSE, may determine to delist our securities if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. For details, see pages 54 and 55 of this annual report.

Risks Related to the ADSs or our Ordinary Shares

•
The trading price of the ADSs and our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors. For details, see pages 55 and 56 of this annual report.
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs and trading volume could decline. For details, see page 56 of this annual report.
•
Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see pages 56 and 57 of this annual report.
•
The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their trading price. For details, see page 57 of this annual report.

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

We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We may be involved in similar litigation and disputes or subject to allegations of infringement, misappropriation or other violations of intellectual property rights in China, as well as globally as we may continue to seek to expand our international footprint. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources to defend such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, cease providing content that we were previously providing, enter into potentially unfavorable license agreements in order to obtain the right to use necessary content or technologies, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

We also distribute some of our licensed content to other platforms. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms that we distribute our licensed content will comply with the terms of our license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our business, financial condition and results of operations may be materially and adversely affected.

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

Certain of our license agreements for music and long-form audio content require that we make minimum guarantees to copyright owners, that may be tied to our number of users or the amount of content used or distributed on our platform. Accordingly, our ability to sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of our music and long-form audio services to our users to maintain a healthy gross margin. The duration of our license agreements that contain minimum guarantees is typically between one to three years, but our paying users may cancel their subscriptions at any time. To the extent we continue to make minimum guarantees to copyright owners, if our paying user growth does not meet our expectations or our sales or revenue do not grow as fast as expected or even decline during the term of our license agreements, our results of operations and financial conditions may be materially and adversely affected. To the extent our revenues do not meet our expectations, our business, financial condition and results of operations also could be adversely affected as a result of such minimum guarantees. In addition, these fixed payments may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.

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

We have devoted substantial efforts to monetize our content and user base by increasing our number of paying users and cultivating our users’ willingness to pay for content. We currently generate our revenues from (i) online music services, and (ii) social entertainment services and others. At the strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Our live streaming service offers free access to live music performances and other music content, with users having the option to purchase virtual gifts for performers and other users. There is a risk we might not fully understand or meet our users’ needs and preferences for live streaming and our other services, which might have negative impacts on the outcome of our monetization efforts. Furthermore, the PRC regulatory authorities’ recent heightened scrutiny and regulation of live streaming businesses may also have a negative impact on our monetization opportunities. See “— Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” In addition, we introduced the pay-for-streaming model for our online music services in the first quarter of 2019 and have been increasing the number of songs that fall into the pay-for-streaming model scope. See “Item 4. Information on the Company — 4.B. Business Overview — How We Generate Revenues — Online Music Services — Paid Music and Audio Content” for more information of the pay-for-streaming model. Despite the adoption of pay-for-streaming model, we cannot guarantee that its early popularity will continue, or that our attempts to explore new monetization models or enhance our paying user conversion will be successful.

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
•
managing the risks associated with data security and user privacy;
•
navigating regulatory environments that could impact our monetization efforts;
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

The online music and audio entertainment market is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, including in-car systems, we rely on our services working seamlessly with widely-used mobile operating systems like Android and iOS, which are beyond our control. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected. In addition, we are incorporating AI technology across our product offerings to enhance music content distribution and promotion as well as creation and production, which requires us to stay current with industry trends and rapid technological advancements. Failure to do so could render our products obsolete and diminish their appeal, thereby impacting our business prospects negatively. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “— We require a significant amount of capital to fund our content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

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

Shenzhen Lanren, the entity operating Lazy Audio has been listed as the pilot institution of online audio and video industry in Guangdong by Radio and Television Administration of Guangdong Province in September 2020 and has obtained the consent letter from the NRTA. Shenzhen Lanren has completed its record-filing in the Information Management System for National Online Audio-Video Platform, or the Online Audio-Video System, for the provision of audio-video program services through Lazy Audio. As of the date of this annual report, Shenzhen Lanren has not been subject to any legal or regulatory penalties for the lack of the AVSP.

In addition, Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo and Shenzhen Lanren may be required to obtain an Online Publishing Service Permit for their release of music or audio works via the internet. These entities intend to apply for an Online Publishing Service Permit when they become eligible to do so under applicable PRC laws and regulations. As of the date of this annual report, none of these entities has been subject to any legal or regulatory penalties for their failure to obtain an Online Publishing Service Permit. There is, however, no assurance that such applications will eventually be approved in a timely manner, or at all.

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

We share a portion of the revenues generated from the sales of virtual gifts during performers’ live streams with the performers and their talent agencies. If we cannot balance the interests between us, live streaming performers and the talent agencies and offer a revenue-sharing mechanism that is attractive to live streaming performers and talent agencies, we may not be able to retain their services. If other platforms offer better revenue sharing incentives to talent agencies, such talent agencies may choose to devote more of their resources to live streaming performers who stream on such other platforms, or encourage their live streaming performers to spend more time performing on such other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

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

As the application of existing laws and regulations to specific aspects of online music and social entertainment business remains relatively unclear and is still evolving, it is difficult to predict whether we will be subject to joint infringement liability if our live streaming performers or users infringe on third parties’ intellectual property rights. Furthermore, if we are found to be jointly liable either by new regulations or court judgments, we may have to change our policies and it may materially and adversely impact on our business, financial condition and results of operations.

Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.

Regulatory authorities in China have been heightening its oversight on live streaming businesses. In November 2020, the NRTA promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. In February 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Live Streaming, or the Circular 3. Pursuant to Circular 3, internet streaming platforms are required to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time and live streaming performers must comply with laws and regulations when conducting live streaming activities, and are prohibited from engaging in activities that threaten national security, disrupt social order, infringe upon the legitimate rights and interests of others, or spread obscene information. Additionally, live streaming performers are not allowed to engage in illegal transactions within or across platforms, organize or incite users to commit online violence, or organize gambling or disguised gambling, whether online or offline.

A portion of our revenue is from virtual gift payments from our users to performers. Consequently, any future limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts could lower these payments. This reduction may adversely affect the engagement of our live streaming performers, leading to user churn and have a material adverse effect on our business, financial condition and results of operations. For example, starting in the second quarter of 2023, we made proactive adjustments to our live-streaming features, enforced stricter compliance procedures, and introduced various service improvements and risk management strategies. As a result, these adjustments have led to decreased user engagement with our live-streaming services and a decline in revenue from our social entertainment offerings. In addition, the Law of the PRC on the Protection of Minors (2020 Revision) took effect on June 1, 2021, which provides that, among others, live streaming service providers are prohibited from providing minors under age 16 with online live streaming publisher account registration services, and that they must obtain the consent from the minors’ parents or guardians and verify the identity of the minors before allowing minors aged between 16 and 18 to register a live streaming publisher account. Furthermore, in December 2021, certain live streaming e-commerce influencers in China on other platforms were fined by the State Taxation Administration for tax evasion, which demonstrated the PRC tax authorities’ enhanced efforts to strengthen tax administration in live streaming businesses. On March 25, 2022, CAC, the State Taxation Administration and SAMR issued Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which provides that, among others, live streaming platforms shall report to tax authorities information including but not limited to live streaming publishers’ identity, information of the live streaming account and bank account which receives profits, types of revenue and profits earning information. On May 7, 2022, the CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, or the Live Streaming Opinions, which reiterates the requirements for live streaming platforms in respect of strengthening real-name registration, restrictions on minors from virtual gifting and prohibition on providing live streaming services to minors. Although we believe we have adjusted the relevant aspects of our live streaming services in material compliance with these new requirements, there is no guarantee that the relevant PRC regulators will not impose additional requirements on our operations or otherwise find any aspect of our operations not to be in full compliance with these regulatory requirements. Although we are currently not able to accurately quantify the financial impacts of the Live Streaming Opinions due to its lack of implementation track record and our ability to rapidly adapt our operations, enhanced regulation with respect to live streaming businesses in China may constrain our business operations and profitability, which in turn may adversely affect our results of operations and financial condition.

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

The AI industry faces changing and extensive regulations. Integrating AI into our offerings could lead to potential infringement claims and higher costs for regulatory compliance.

We are incorporating AI into various parts of our product offerings. For instance, in 2023, we launched a full suite of AI-powered music production tools on Venus, our all-in-one platform for music production and promotion, and we use AIGC tools to improve artists’ music content creation and production efficiency. As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-based offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-based offerings.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AIGC products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users. The regulatory and legal framework on generative AI is evolving rapidly and might not fully address every aspect of its research, development, and use. PRC government authorities have sped up creating laws for generative AI related technologies, such as algorithms and deep synthesis. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, or the Deep Synthesis Provisions, which became effective on January 10, 2023. According to the Deep Synthesis Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures on AI-Generated Content Services, or the AIGC Measures, setting compliance standards for generative AI service providers. The AIGC Measures require generative AI service providers to take responsibility for the content they produce in accordance with the law and ensure information security. Besides, providers of generative AI services that influence public opinion or could mobilize society shall undergo security assessments and follow procedures for registering or updating their algorithms as required by applicable regulations. Non-compliance with the AIGC Measures may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as regulatory investigations or proceedings, based on claims such as intellectual property infringement, antitrust/competition, or regulatory compliance concerning content acquisition, distribution or other activities that occurred on our music, social entertainment and long-form audio platforms. We cannot predict the outcomes of such lawsuits or regulatory actions, which may not be successful or favorable to us. Lawsuits or regulatory investigations or actions against us, our shareholders, directors, officers or employees may also generate negative publicity that significantly harms our reputation and disrupt sustainability of our business model, which may adversely affect our user base, relationships with our content partners, and our financial performance. See “— Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” In addition to the related cost, managing and defending litigation and regulatory proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or regulatory proceedings with a substantial amount of cash, or be required by the relevant regulatory authorities to make substantive changes to our existing business model. As of December 31, 2023, there were 695 lawsuits pending alleging copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB281.3 million (US$39.6 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

We and our directors and officers may be named as defendants in shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In the past, following periods of volatility in the overall market and in the market price of a particular public company’s securities, securities class action litigation has often been instituted against these companies. For example, we and certain of our directors and officers were named as defendants in the putative class actions detailed in “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Litigation.” We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. We may not be able to estimate the potential loss, if any, associated with the resolution of such lawsuits. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

The Claimant alleged that Mr. Xie defrauded and threatened him into signing a series of agreements in late 2013 to relinquish his substantial investment interests in multiple entities, including CMC, Ocean Culture and Ocean Technology (together, the “Ocean Music Entities”), and transferring his equity interests in the Ocean Music Entities to Mr. Xie, CMC and certain other Respondents at below-market value. The Claimant seeks an award from CIETAC ruling, among other things, that (i) such agreements, pursuant to which the Claimant allegedly transferred his interests in the Ocean Music Entities to Mr. Xie, CMC and other Respondents, be declared invalid; (ii) Mr. Xie, CMC and other applicable Respondents return to the Claimant all of his initial equity interests in the Ocean Music Entities; and (iii) Mr. Xie pays damages in the amount of RMB100 million. In March 2021, the Claimant amended his claims so that, among other things, to the extent that the Claimant’s equity interests in the Ocean Music Entities cannot be returned to the Claimant as a result of the merger of CMC’s operations and Tencent’s former music businesses, each of Mr. Xie and we shall pay the Claimant damages in an amount equal to the fair market value of 4% of our share capital as of the date of enforcement of the final arbitration decision, minus the amount the Claimant has already received, plus accrued interests. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award. On September 30, 2022, upon court notification, CIETAC decided to conduct a second arbitration, which largely agreed with the April 2021 decision. On December 1, 2023, Mr. Xie requested in court to set aside the decision of this second arbitration. As of the date of this annual report, no ruling had been made by the court on the case. If the court made an award that orders us to pay damages or is otherwise not favorable to us, our business, reputation and results of operations may be negatively impacted.

To the extent we prioritize innovation and long-term user engagement over short-term financial results, we may not be able to generate results of operations that align with investors’ expectations, in which case our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our users or partners. We may choose actions, like heavily investing in content creation and innovation, that might lower our short-term earnings, if we believe it will improve user experience and benefit our long-term financial performance. For example, we are seeking to build long-term partnerships with our content partners, including partnerships in the pan-entertainment sector with other companies within the Tencent ecosystem, and will continue to invest substantially in producing in-house or in collaboration with content partners popular, trend-setting content catering to evolving user demands. Furthermore, as our brand awareness increases, we may continue to expand into new markets and geographic locations. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with our partners, and our business, financial condition and results of operations could be materially and adversely affected.

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

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and we may experience cyber-attacks of varying degrees in the future, including hacking or attempted hacking into our user accounts and redirecting our user traffic to other internet platforms. Any functions that we use to facilitate interactivity with other internet platforms have the potential to increase the scope of access that hackers may have to our user accounts. Additionally, our use of third-party systems and digital services introduces additional risks. These external platforms might not have the same level of security and data protection standards as ours, increasing the likelihood of data breaches and unauthorized access to sensitive information. Any security flaws in these third-party systems could directly impact our services’ integrity, leading to potential data loss or exposure. Moreover, the interconnected nature of our services with third-party platforms can amplify the risks of cyber-attacks. As we integrate our systems with external services, the pathways through which attackers can gain unauthorized access expand. This integration can potentially expose us to more sophisticated attacks aimed at exploiting vulnerabilities not just within our systems but also within those of our business partners and vendors.

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

Complying with evolving laws, regulations and other obligations regarding cybersecurity, information security, privacy and data protection, and other related laws, regulations and obligations may be expensive and may force us to make adverse changes to our business. Many of these laws, regulations and other obligations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws, regulations and other obligations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

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

The PRC regulatory authorities have in recent years strengthened the oversight on cybersecurity and data privacy. According to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the National Data Bureau has been established under the administration of the NDRC on October 25, 2023. The National Data Bureau is responsible for, among other things, advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and promoting the digitalization of the Chinese economy and society.

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

The Personal Information Protection Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within the Chinese mainland as well as certain personal information processing activities outside the Chinese mainland, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, also known as the Cross-border Data Flows Provisions. According to these provisions, data processors are required to undergo a security assessment if they transfer information overseas under the following circumstances: (i) when a critical information infrastructure operator transfers personal information or material data overseas, and (ii) when data operators other than critical information infrastructure operators transfer material data overseas or, as of January 1 of the current year, have cumulatively transferred over one million pieces of personal information (excluding sensitive personal information) or over ten thousand pieces of sensitive personal information. The Cross-border Data Flows Provisions also outline exemptions from the data export security assessment for data processors transferring personal information overseas under certain conditions, such as when a data processor other than a critical information infrastructure operator has cumulatively transferred personal information (excluding sensitive personal information) of fewer than 100,000 individuals as of January 1 of the current year.

We believe, to the best of our knowledge, that our and the VIEs’ business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the risks and uncertainties as disclosed in this annual report. We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced and scrutinized enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. We cannot assure you that we will be compliant with these new laws and regulations described above in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other regulatory sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions or obligations on us and the VIEs for generating and processing personal information and other data. We and the VIEs may be subject to additional regulations, laws and policies adopted by the PRC regulators. In response to these additional regulations, laws and policies, we and the VIEs may apply more stringent social and ethical standards in our cybersecurity and data privacy policies. To the extent that we need to alter our and the VIEs’ business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

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

Further, if and to the extent we expand our operations into the United States, we may become subject to numerous federal, state and local privacy and data security laws and regulations governing the collection, sharing, use, retention, disclosure, protection, transfer and other processing of personal information. For example, at the federal level, Section 5 of the Federal Trade Commission Act prohibits unfair or deceptive acts or practices in or affecting commerce (which extends to privacy and data security practices). At the state level, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, “CCPA”), broadly defines personal information and provides California residents expanded privacy rights and protections, including the right to opt out of certain sharing and sales of their personal information. Numerous other states also have enacted, or are considering enacting, comprehensive state-level privacy and data security laws that share similarities with the CCPA. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. There is also discussion in the United States Congress of a new comprehensive federal data privacy law. We may be required to expend considerable resources to comply with applicable laws and regulations if and to the extent we expand our operations into the United States.

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

Regulatory requirements regarding privacy and data security are constantly evolving, making the extent of our responsibilities in that regard uncertain. Any failure, or perceived failure, by us or the VIEs, or by our third-party partners, to maintain the security of personal data or to comply with applicable privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us or the VIEs to expend significant resources in responding to and defending against allegations and claims. Moreover, claims or allegations that we and/or the VIEs have failed to adequately protect personal data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us and/or the VIEs by users or partners, potentially causing us and/or the VIEs to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market price of our Class A ordinary shares and/or the ADSs to drop significantly.

Our business expansion subjects us to increased and additional business, legal, financial, reputational, and competitive risks.

As part of our growth strategy, we have continued to expand our offerings and explore new, innovative ways to attract and engage with users. For example, we have also recently introduced an innovative feature integrated into the Weixin platform, allowing users to access a wide range of music and audio content directly within the Weixin app. Our business expansion involves numerous risks and challenges, including increased capital requirements, new competitors, the use of emerging and advanced technologies, and the need to develop new strategic relationships, among other things. The implementation of our expansion strategy may also require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposes us to new regulatory, legal and reputational risks, any of which may require additional expertise that we currently may not have. For example, our platform exploits AI to facilitate music creation and distribution. While AI offers innovative capabilities, it also presents risks associated with technology failures, unexpected operational challenges, and the need for continuous updates and improvements to stay competitive and effective. The rapidly evolving regulatory landscape around AI technologies and digital content distribution could impose new compliance requirements or restrictions. Changes in copyright, data protection laws, and regulations governing AI could impact our operations, necessitating significant adjustments to our platform and operational practices. As users may create music using AI and distribute them through our platform, there may be complexities surrounding the ownership and copyright of AI-generated or AI-enhanced content. The ambiguity in intellectual property rights for AI-generated or AI-enhanced works could lead to legal disputes and challenges in monetizing the content. Also see “— The AI industry faces changing and extensive regulations. Integrating AI into our offerings could lead to potential infringement claims and higher costs for regulatory compliance.”

In addition, we offer artist-related merchandise, including a diverse range of products designed, endorsed, or inspired by various artists, such as branded apparel, posters and art prints, and accessories. These products may expose us to certain risks that could adversely affect our financial condition and operational results. Our artist-related merchandise could face product liability claims if the products are found to be defective, harmful, or if they fail to meet consumer safety standards. The value and appeal of artist-related merchandise are closely tied to the public image and popularity of the associated artists, and any negative publicity involving these artists, such as involvement in legal issues, scandalous behavior, or controversial statements, could significantly diminish the desirability of the merchandise.

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

Challenges faced by the PRC or global economy, including any prolonged downturn, could materially and adversely affect our business and our financial condition.

The global macro-economic environment is facing challenges. There is considerable uncertainty over the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and their near- or long-term impacts of the Chinese and global economies. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, including the ongoing Russia-Ukraine war and the more recent Israel-Hamas conflict, as well as over the conflicts involving Ukraine, Syria and North Korea. The Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The subsequent economic and trade sanctions imposed by the North Atlantic Treaty Organization and the European Union countries, the United States and certain other countries against Russia and Belarus continue to impact the economic conditions of the targeted countries and markets.

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

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While China’s economic growth remained relatively stable, it may be hard to predict its long-term development given various uncertainties. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

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

Since 2007, the Chinese mainland has implemented regulations governing the issuance and use of virtual currency in response to the growth of the online game industry.

The Circular on Strengthening the Administration of Online Game Virtual Currency, or the Online Game Virtual Currency Circular, jointly issued by the Ministry of Culture and the MOFCOM in June 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by online game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange online game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In addition, the Online Game Virtual Currency Circular defines “issuing enterprise” and “transaction enterprise” and stipulates that a single enterprise may not operate both types of business. Online game operators are further prohibited from distributing virtual gifts or virtual currencies to users paying cash or virtual currency through random selection methods such as lotteries, gambling or prize drawing. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Virtual Currency.”

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game related virtual currency. Although the term “virtual currency” is widely used in livestreaming industry, we do not believe that the virtual currencies issued by us to users fall into the definition of virtual currency under the Online Game Virtual Currency Circular since we are not online game operator, and as advised by our PRC legal counsel, our service does not constitute virtual currency transaction services because users cannot transfer or trade these currencies among themselves. However, given the uncertainties of the interpretation and enforcement of the virtual currency related laws, regulations and policies, we cannot assure you that internet platforms, including us, will not be subject to liabilities due to the activities of third parties, including our users. As the Ministry of Culture and Tourism withdrew from overseeing virtual currency since May 2019, such uncertainty further deepened as to which authority will regulate the industry and how. On December 22, 2023, the Measures for the Administration of Online Games (Draft for Comments), or the Draft Online Games Measures, were promulgated by the National Press and Publication Administration for public comments until January 22, 2024. The Draft Online Games Measures provide for the establishment, management, and supervision of online game publishing and operating entities, as well as restrictions on overuse and high consumption of games, and protection of minors. According to the Draft Online Games Measures, the national publishing authority will be responsible for the supervision and management of online game publishing and operating activities nationwide. As of the date of this annual report, there is no schedule as to when the Draft Online Games Measures will be enacted. There are uncertainties about when it will be enacted, its final details, and how it will be interpreted and implemented, and uncertainty also remains as to what authorities will finally be responsible for the governance of online games.

We cannot assure you that the PRC regulatory authorities will not take stricter actions by expanding the applicability of the existing virtual currency related laws and regulations to non-online game industry, or will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies as virtual currency transactions or otherwise subject such transactions to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, or if our platform is deemed to be engaged in illegal or inappropriate activities relating to third parties’ misuse, we may be deemed to be engaging in the issuance of virtual currency and providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if new laws, regulations, policies or guidelines regarding virtual currency are introduced, imposing additional regulatory approvals, licenses, permits and requirements to us, we may be required to obtain approvals or licenses or change our current business model, which could adversely affect our business and financial performance.

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

Our ability to attract or retain direct advertisers or advertising agencies may be negatively impacted by the changing regulatory environment. As an online music and audio entertainment platform, we are subject to various PRC regulations governing online advertising. For example, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, or the MIIT Notice. Under the MIIT Notice, internet enterprises shall set obvious and effective close buttons in the splash ads of their APPs. Moreover, since the second half of 2021, the MIIT has launched a series of regulatory campaigns which imposed certain restrictions on splash ads in order to improve user experience on online platforms, including restricting the use of splash ads to redirect user traffic and allowing users to skip splash ads. Such restrictions have generally compromised advertising effectiveness of splash ads on China’s online platforms, which in turn led to a decrease in our advertising revenues. On February 25, 2023, the Administrative Measures for Internet Advertising, or the Internet Advertising Measures, were published by the SAMR which became effective from May 1, 2023. The Internet Advertising Measures emphasizes, among other things, the responsibilities of internet advertising operators and publishers. There remain uncertainties as to the interpretation and implementation in practice, as well as their ultimate impact on our business and results of operations in the long term. Failure to comply with such requirements may subject us to penalties and adversely affect our business, financial condition and results of operations.

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

Access to our services may be affected by restrictions on the ability of our users to access websites, mobile apps, client-based desktop applications or other user interfaces via the internet. Corporations, professional organizations and regulatory agencies could block access to the internet or our online platforms as a competitive strategy or for other reasons, such as security or confidentiality concerns, or regulatory or compliance reasons. In any of these occurrences, users may not be able to access our services, and user engagement and monetization of our services may be adversely affected.

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

In addition to traditional media, there has been increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is nearly instant and as such, does not afford us an opportunity for redress or correction. Information, whether accurate or not, can spread widely and quickly. Anyone can post information about our company, shareholders, directors, officers, and employees on these platforms anytime. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate, and the format of the advertisements and the way they are presented are in full compliance with applicable laws and regulations. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Online Advertising Services.” Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. Compliance with the applicable laws and regulations regarding the format of the advertisements and the way they are presented may also adversely affect our advertising revenues. Moreover, a majority of the advertisements shown on our platform are provided to us by third parties. While we have implemented a combination of automated monitoring and manual review to ensure that the advertisements shown on our platform are in compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the interpretation, application and enforcement of such laws and regulations are rapidly evolving. In addition, advertisers may, through illegal technology, evade our content monitoring procedures to show advertisements on our platform that do not comply with applicable laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions.

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

We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted share units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 436,999,865 shares as of the date of this annual report. As of April 10, 2024, 44,799,126 restricted share units and options to purchase a total of 42,048,774 Class A ordinary shares have been granted and are outstanding, under such plans. In 2021, 2022 and 2023, we recorded RMB752 million, RMB823 million and RMB670 million (US$94 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, issuance of additional shares with respect to share-based awards may dilute the shareholding percentage of our existing shareholders.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2023 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The governments and public advocacy groups globally have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in regulatory policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the regulatory authorities on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue or potential changes in social trend and political policies relating to ESG could increase our regulatory compliance costs or require us to alter our practices in a way that could harm our business. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the regulatory authorities or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our Class A ordinary shares and/or ADSs could be materially and adversely affected.

We face risks related to accidents, disasters and public health challenges in China and globally.

Accidents, disasters, and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the outbreak of coronavirus, or COVID-19, had caused us to take specific precautionary measures intended to minimize the risks of COVID-19 to our employees, users, artists and business partners, including temporarily requiring our employees to work remotely and canceling or postponing sponsored offline events and activities, thus compromising our efficiency and productivity during such periods, and requiring us to incur additional costs, slow down our branding and marketing efforts, and resulting in short-term fluctuations in our results of operations. China began to modify its COVID-19 policy in late 2022, and most of the travel and other public health restrictions were lifted in December 2022. There were increases of COVID-19 cases in many cities in China during this time, which disrupted normal business activities in early 2023. Should a global health crisis like COVID-19 happen again, it could harm economies and financial markets worldwide and reduce demand for our services, which may in turn have a material adverse effect on our business, financial health, and results of operations.

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

As of April 10, 2024, Tencent beneficially owns 9.1% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, representing in the aggregate 92.6% of our total voting power (calculating using the beneficial ownership information reported in the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023). Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our Articles of Association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our Articles of Association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Conflict of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

•
Agreements with Tencent. We maintain a master business cooperation agreement dated August 14, 2023. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under the master business cooperation agreement and any other agreement we may enter into with Tencent from time to time.
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
•
Developing business relationships with Tencent’s competitors. We may be limited in our ability to do business with Tencent’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs or Class A ordinary shares.
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

Foreign investment in the value-added telecommunication services industry and internet cultural service industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List, published by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022 with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), whereby the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. However, as no detailed guidance or implementation measure has been issued, uncertainty still remains as to how it should be interpreted and implemented. As advised by our PRC legal counsel, such regulatory development does not invalidate our ICP licenses or require us to modify our current contractual arrangements according to PRC laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-video programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Investment.”

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

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based, overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese mainland, or its main place(s) of business are located in the Chinese mainland, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the Chinese mainland. In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a PRC domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the PRC domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. However, given that the Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, and how they will affect our future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other financing activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

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

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The Implementing Regulation of the Foreign Investment Law Regulations, or the FIL Interpretations, adopted by the State Council on December 12, 2019 also did not provide further clarification for such “other means.” In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid on the basis that it is for investment in prohibited industries under the negative list or it is for investment in restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. It leaves leeway for future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations, as well as our ability to consolidate the VIEs’ results in our consolidated financial statements, could be materially and adversely affected.

The Guideline No. 2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, or the Guideline No. 2, as one of the supporting guidelines for the Trial Measures, provides that the filing documents submitted to the CSRC shall specify, among other things: (i) whether the issuer’s business, licenses or qualifications are not allowed to be controlled by way of contractual arrangements by PRC laws, administrative regulations or relevant provisions; and (ii) whether the domestic operating entities controlled by way of contractual arrangements are subject to any restricted or prohibited industries for foreign investments. The officials from the CSRC clarified at the press conference held for the Trial Measures on February 17, 2023 that, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented and whether the Group’s corporate structure will be seen as violating current foreign investment rules as we leverage contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted in investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with the VIEs and their respective shareholders or partners for a large portion of the Group’s business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders or partners, as the case may be, as well as certain of the VIEs’ subsidiaries to operate the Group’s business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our revenues in 2021, 2022 and 2023.

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

All the agreements under our contractual arrangements with the VIEs are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements with the VIEs are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us.”

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

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations, including the ICP License, the AVSP and the ICO License. Our contractual arrangements with the VIEs contain terms that specifically obligate the VIEs’ shareholders or partners to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders or partners breach the terms of these contractual arrangements and voluntarily liquidate any of the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or partners or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us.

In 1979, the PRC began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Unlike some other law systems, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Our PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises. Additionally, as companies incorporated in China, our PRC subsidiaries, the VIEs and their subsidiaries are subject to various Chinese laws and regulations. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and the enforcement of these laws, regulations and rules involve uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

In addition, PRC laws and regulations relating to the provision of online music and audio content are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC regulatory authorities may promulgate new laws and regulations regulating the provision of online music and audio content in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the provision of online music and audio content. Moreover, developments in the market for online music and audio content may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online music and audio entertainment platforms like us, which could materially and adversely affect the Group’s business and operations as well as the value of the ADSs and/or our Class A ordinary shares.

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

Any adverse changes in economic conditions in China, in the policies promulgated by the Chinese regulators or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese regulators have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by regulations over capital investments or changes in tax regulations. In addition, in the past the Chinese regulators have implemented certain measures, including interest rate adjustment, to prevent the economy or specific sectors from overheating or developing chaotically. These measures may impact economic activity in China. Any potential prolonged slowdown in the Chinese economy may reduce the demand for our services and influence our business and operating results.

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

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with the SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium- or long-term loan to be provided by us to the VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 300% of the net asset of the relevant PRC subsidiary.

In addition, on October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions, which refers to the Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

The Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018 and January 2024, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China was adopted and became effective on August 1, 2022, which stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the operators to file the concentration of undertakings.

In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-Monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. On March 21, 2024, the SAMR proposed the revised Anti-monopoly Compliance Guideline for Operators (Draft for Comment), also known as the Draft Anti-monopoly Guideline. This draft was open for public comments until April 3, 2024. The Draft Anti-monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. As of the date of this annual report, the timeline for the enactment of the Draft Anti-monopoly Guideline has not been determined. In February 2021, the SAMR promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms, aiming to improve anti-monopoly administration on online platforms. The Anti-Monopoly Guidelines for Internet Platforms operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. However, considering the uncertainties as to the interpretation and implementation of the Anti-Monopoly Guidelines for Internet Platforms, we may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in regulatory investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

In July 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. We shall also discontinue any arrangement where we offer high advance licensing payment to and seek preferential licensing terms from copyright owners without reasonable grounds. Tencent and we have terminated all existing exclusive music copyright licensing arrangements with the relevant upstream copyright holders subject to certain limited exceptions specified in the decision, and we will pursue nonexclusive collaborations with upstream copyright holders. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem any other past and future acquisitions or investments involving us to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for any failure to file the notification of concentration and request for review or otherwise, we or our parent could be potentially subject to fines, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations. Pursuant to the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China that came into effect on August 1, 2022, the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose on it a fine of not more than 10% of its last year’s sales revenue, if the concentration of undertakings has or may have an effect of excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. Since the above-mentioned laws and regulations are relatively new, uncertainty still remains as to the interpretation and implementation of such laws and regulations.

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

Furthermore, as the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant regulatory authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular of SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Companies, promulgated by the SAFE in 2012. Pursuant to the circular, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to certain exceptions, are required to register with the SAFE through a qualified domestic agent, which shall be either a domestic company participating in such equity incentive plan or another domestic institution designated by such domestic company capable of handling the assets custody business, and complete certain other procedures. A qualified domestic agent shall be responsible for the registration process and must regularly report to the local foreign exchange administration. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations, and failure to complete SAFE registration requirements may subject the aforementioned parties to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents — Employee Stock Incentive Plan.”

The SAT has issued certain circulars concerning employee share options, restricted shares and restricted share units. Under these circulars, our employees working in China who exercise share options or are granted restricted shares or restricted share units will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options, restricted shares or restricted share units with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents — Employee Stock Incentive Plan.”

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the HFCAA in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in the Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in the Chinese mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding Sino-U.S. relations. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in the Chinese mainland and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in the Chinese mainland and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. This would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to new or additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of the ADSs from the NYSE or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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

The trading price of the ADSs and our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs and our Class A ordinary shares is likely to be volatile and could fluctuate widely due to multiple factors, many of which are beyond our control. The price and trading volumes for our Class A ordinary shares and/or ADSs may be highly volatile for various factors, including the following:

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

As of April 10, 2024, Tencent beneficially owned 9.1% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, and held in the aggregate 92.6% of our total voting power. As a result of this dual-class share structure, Tencent will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. Moreover, Tencent may increase the concentration of its voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

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

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Class A ordinary shares and/or ADSs. In addition, the registration of any of the shares held by our existing shareholders under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the future registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Therefore, you may not rely on dividend distribution, if any, of our Class A ordinary shares and/or ADSs as a major source for investment return.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our board of directors decides to declare and pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flow, financial conditions, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Accordingly, the return to the holders of our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which the holders of our Class A ordinary shares and/or ADSs purchased the Class A ordinary shares and/or ADSs. The holders of our Class A ordinary shares and/or ADSs may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. There are legal and other restrictions in China to providing information needed for regulatory investigations or litigation initiated outside China. For example, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The authorities in China are seeking to establish regulatory cooperation mechanisms with the securities regulatory authorities of other countries or regions to implement cross-border supervision and administration. For example, on August 26, 2022, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol with the PCAOB, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in the Chinese mainland and Hong Kong. Subsequently on December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in the Chinese mainland and Hong Kong in 2022. Despite these efforts, there remains uncertainty as to the ability of overseas securities regulators to directly conduct investigations or evidence collection activities within China, which may increase difficulties faced by you in protecting your interests.

In addition, on February 24, 2023, CSRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Archives Rules, effective March 31, 2023. The Archives Rules allow overseas regulators and competent overseas authorities to request inspections, investigations, or evidence collection from domestic companies about their overseas offerings and listings, or from the domestic securities companies and securities service providers involved in these processes. This will be done through cross-border regulatory cooperation, with the CSRC or other relevant PRC authorities providing necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent PRC authorities before they can cooperate with any inspections or investigations by overseas regulators, or provide any requested documents and materials. Since the Archives Rules were only recently issued, there is still uncertainty about how they will be implemented and interpreted.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the Class A ordinary shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In the event that the depositary does not receive your voting instructions by a certain deadline set out in the voting materials, the depositary shall deem you have instructed the depositary to give a discretionary proxy to a person designated by our company pursuant to our existing deposit agreement. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs and our Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares and ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs and/or our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs and/or our Class A ordinary shares.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries and jurisdictions other than the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in an active conduct of a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill and other intangible assets, we believe it is reasonable to take the view that we were not a PFIC for our 2023 taxable year. However, we have not conducted a detailed analysis of the composition or valuation of our assets and therefore cannot provide any assurance that we were not in fact a PFIC for our 2023 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2023 taxable year, if our market capitalization declines or is volatile we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

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

The ADS holders may experience dilution of their holdings due to inability to participate in rights offerings.

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

The ADS holders may be subject to limitations on transfer of their ADSs.

In certain cases, the ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or regulatory body, or under any provision of the deposit agreement, or for any other reason.

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

We are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of the ADSs may not be indicative of the trading performance of our Class A ordinary shares after the Listing.

Exchange between our Class A ordinary shares and the ADSs may adversely affect the liquidity and/or trading price of each other.

The ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on NYSE may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which the ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate. Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of ADSs or deposits in, or withdrawals from, the ADS facility.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, as “stock the transfer of which is required to be registered in Hong Kong,” is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.20% of the greater of the consideration for, or the value of, shares transferred, with 0.10% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading of ADSs or deposits in, or withdrawals from, the ADS facility of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading of ADSs or deposits in, or withdrawals from, the ADS facility of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisers on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading of ADSs or deposits in, or withdrawals from, the ADS facility, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.

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

Our mission is to create endless possibilities with music and technology. Through technology-empowered product innovation, we remain committed to offering users more diverse and engaging music experiences and providing greater support to musicians and partners in the journey of music creation, production, and distribution.

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

We are the largest online music entertainment platform in China in terms of MAU as of December 31, 2023.

What We Offer on Our Platform

The TME platform is an all-in-one music and audio entertainment destination that allows users to seamlessly engage with a broad range of music and audio content in many ways, including discovering, listening, singing, watching, performing and socializing. We adopt a dual engine content-and-platform strategy to constantly enrich content offerings on our platform, while empowering content creation and distribution and delivering a compelling user experience. Through our vibrant community, technologies, and visual and interactive features, we endeavor to enhance our user experience, engagement and retention.

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

We adopt a holistic approach in operating our online music services and social entertainment services in terms of content sharing, user engagement, technology development and support, and monetization. Both online music services and social entertainment services are integral parts of the unique and highly interactive online music entertainment experience we offer. Specifically, from a content library perspective, QQ Music, Kugou Music and Kuwo Music are substantially integrated as they share access to our unified extensive content library.

Besides our major apps, we also offer certain ancillary products, services and initiatives designed to engage both users and content creators through diversified music formats and mediums. All of these form part of our broader music entertainment ecosystem, which distinguishes us from our peers. For example, we offer Tencent Musician Platform, an online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience, as well as TME Live, our proprietary online-and-offline music concert initiative. We have also launched AIGC tools to provide users with a more personalized and fun experience while enhancing production efficiency for content creators. Specifically, in 2023, we integrated AI technologies into listening experience, such as the launch of AI music companion, to elevate users’ music discovery journey. We also launched a full suite of AI-powered music production tools on Venus, our all-in-one platform for music production and promotion. These tools, such as AI-driven music separation, sheet music generation, lyric writing assistant, composition assistant, and creation of covers for songs, have effectively fostered creators’ music creation. These ancillary services and initiatives were developed to serve our large, growing network of content creators, including both established and emerging artists. With these tools, we are able to continuously create more compelling and engaging music entertainment experiences while enhancing music creation efficiency. See “— Our Content — Our Content Strategies — Cultivating Aspiring Artists” for more information about Tencent Musician Platform. We currently do not rely on these ancillary services and initiatives to generate any material revenues or profits. However, by allowing users to listen, sing, watch and share music in different ways and in a variety of use cases, they greatly complement our major music apps and form an essential part of the all-in-one music and audio entertainment ecosystem that offers a one-stop experience to all users.

Online Music Services

We deliver our online music services primarily through QQ Music, Kugou Music and Kuwo Music, each of which has attracted a large and avid user base. We purposely built these apps to serve the different user demographics across China with music that suits their differentiated tastes and preferences. Through QQ Music, we offer a comprehensive music library and a broad range of music-oriented video content, with a focus on popular artists and leading hits for younger music lovers in metropolises in China. Kugou Music offers a broad set of entertainment features, with a mass market focus and strong user penetration in broader geographies. Kuwo Music specializes in in-car music services, aiming to harness the potential of the growing smart vehicle sector. While maintaining complementary focuses of content curation and recommendation, QQ Music, Kugou Music and Kuwo Music are substantially integrated in terms of our comprehensive content library.

Users may use basic features on QQ Music, including streaming, without logging in. To purchase subscription packages and enjoy additional features, such as creating personal playlists, users need to log into QQ Music, which requires a Weixin or QQ account, or a mobile phone number. Users may register with and access our online music services on Kugou Music and Kuwo Music using their mobile phone numbers, or through their Weixin or QQ accounts.

We make users’ music journey simple and fun through discovery and personalization. These efforts, combined with our ability to provide quality online content and experiences, have continued to drive user engagement and users’ willingness to pay for our online music services. In June 2023, we reached a milestone with 100 million paying users for our online music services.

•
Listening experience and beyond.
•
Advanced music player. We offer various functions to enhance user experience, such as sound quality optimization, shuffle play, day/night modes and music caching. We have also developed a variety of audio settings that fit different songs, use cases, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices. A wide selection of proprietary sound effects is at users’ option, catering to their diverse music tastes and preferences. For instance, we are among the first music platforms in China to offer Dolby Atoms to our Super VIP Membership subscribers and those using our service in cars, boasting the widest selection of Dolby Atoms library for an immersive environment. Moreover, Kugou Viper 3D innovatively introduced a three-dimensional sound effect that mimics live music, providing users with a unique and enjoyable listening experience. In addition, we introduced a leading selection of AIGC-powered music players, featuring a range of AI-generated visual themes that allow users to customize their music player experience.
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
•
Smart recommendations. With our algorithms that intelligently detect users’ evolving music tastes, we then recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. Utilizing deep learning and data analytics, we have increased the percentage of streams coming from these recommendations. With our growing content library, we are deepening our understanding of music and user preferences. By developing a dedicated recommendation middle platform and refining our tagging system, we continually enhance our music recommendation capabilities and improve users’ music discovery experience.
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

•
Help users connect with those sharing common interests. We are dedicated to helping people connect with others with a shared passion for music. From enjoying the latest singles and albums from one’s favorite artists to participating in song-guessing games featuring well-known musicians, we foster connections not just among friends and family, but also with fellow music enthusiasts. For example, in December 2023, we hosted a dedicated online MV premiere for Jay Chou’s new single, “Christmas Star,” strengthening the bond between fans and the artist and building a stronger community, with millions of viewers signing up for the event within the first 24 hours of registration. These efforts help users stay connected with their music enthusiast friends and allow them to share their musical finds. Ultimately, these connections provide us with valuable insights, enhancing our music discovery and recommendation capabilities.

Our Long-form Audio Offerings

We provide extensive, diverse long-form audio content offerings covering a broad range of selected genres and segments such as audiobooks, podcasts, cross talks and talk shows. In an effort to expand and diversify our long-form audio content, we have enriched our podcast ecosystem and bolstered our joint content operations with popular IPs. We have been expanding our long-form audio content by including more audiobooks based on novel IPs and self-produced children’s literature. In addition, we have enhanced our Text-to-Sound (TTS) technology to facilitate and supplement podcast content production.

As we grow our long-form audio offerings, we have designed our products to unlock significant value from both music and standalone long-form audio apps. This approach allows us to leverage our massive existing music user base to drive penetration of our long-form audio content offerings.

Other Music Services

We offer other music services to drive user traffic, deepen user engagement and increase monetization. Such services primarily include sales of artist-related merchandise, such as branded apparel, posters and art prints, and accessories and integrated and technology-driven music solutions that help IoT device manufacturers build and operate their branded music services on their IoT devices.

In particular, in order to provide users a consistent and cohesive listening experience, we started to forge IoT partnerships with leading manufacturers of cars, TVs, smart speakers and smart watches in 2019, which provided further channels for user acquisition. As a new music content consumption channel, IoT enhances our ability to effectively roll out and promote music content to a wider audience in a broader set of use cases in users’ daily lives, making our services more accessible and more convenient to our users.

Social Entertainment Services

As users are increasingly looking for a variety of entertainment that goes beyond listening to music on our platform, we offer users simple and entertaining ways to sing, watch and socialize, whether it is with a friend, a group of friends, or other users on our platform. Our music-centric social entertainment services include online karaoke social community and live streaming of music performances and events.

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

We deliver online karaoke services primarily through WeSing, China’s leading online karaoke social community, as well as the “Sing” function on Kugou Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular. Over these years, we have continued to establish WeSing as a social entertainment platform with singing at its core. Our focus is to engage users by demonstrating the power of singing in socializing, celebrating and supporting our community in a meaningful way, and creating tools that deliver a more personalized and enjoyable singing experience. We currently require users to register with and access services and functions on WeSing using their Weixin or QQ accounts, as WeSing is primarily used by users to socialize with their friends on Weixin or QQ through music. Such linkage between WeSing and Weixin or QQ has in turn also enriched Tencent’s content ecosystem by providing Weixin or QQ users with convenient access to our content. As an integral part of our international expansion strategy, we seek to bring our quality online karaoke services to international users.

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
•
Virtual karaoke rooms. Users can create virtual karaoke rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts and holding sing-offs for most likes and gifts. In addition, WeSing’s multi-person singing rooms, available in both video and audio formats, have consistently enhanced real-time interaction scenarios on the platform. Our Friend Karaoke Room also enables families and friends to sing, chat, play and socialize, bringing the offline karaoke experience online for our users to enjoy real-time social interactions. WeSing’s online karaoke rooms also offer a broader suite of online singing experience, including different party sizes ranging from solo and duet to small and large groups, as well as catering to different needs, such as singing-on-demand, sing along on demand, singing practice and cross-room activities.
•
Online singing groups. Users can discover and join a larger online singing group of people sharing common music interests. Online singing groups provide users with a great way to create online music communities, meet new like-minded friends, improve their singing performances and have fun socializing online. Furthermore, we host live chorus events featuring renowned artists, offering users a unique opportunity to interact directly with their musical idols. We also introduced an online service model featuring on-demand vocal accompaniment. This effectively mobilizes karaoke stars on the platform with potential commercialization opportunities to reward their singing talent.
•
Live performance. Users can stream their singing performance through interactive live streaming sessions where users can interact with others by chatting and giving virtual gifts.
•
Value-added services. While users may access our basic karaoke functions free of charge, they can also purchase virtual gifts to send to their favorite singers and subscribe for memberships that come with value-added functions, such as higher soundtrack resolution, additional app themes and access to singing tutorial programs. We also introduced AIGC-empowered gifting feature to allow users to send customized virtual gifts.
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

We offer users the option to register with and access our live streaming services using their Weixin, QQ accounts, or their mobile phone numbers.

Our live streaming platforms cultivate an engaging and interactive environment for both the live streaming performers and the audience to create, discover, socialize and have fun together, mainly featuring the following:

•
Music-centric live streaming content. Our live streaming content features a broad range of performance categories such as singing, instrument playing and DJ performances by both professional artists and other performers. Most of our live streaming users also use our online music or online karaoke services. Our data analytics technology enables us to provide recommendations of relevant live streaming content based on what our users are listening to or singing on our platform. For example, when a live streaming performer on Kugou Live performs a song, a message bubble pops up instantaneously on Kugou Music notifying users listening to the same song. This allows users to seamlessly access this performer’s live streaming sessions on Kugou Live.
•
Music events and talent shows. To further diversify our live streaming content offerings, we offer virtual concerts performed by professional artists as well as music events, music variety shows and fan meetings on our live streaming platforms to allow our users to support and interact with their favorite artists through various ways.
•
Social functions. Our social features make everyone a part of the show. Performers and users interact in various formats, such as voice and text chatting, video chatting, rating a performer’s performance and sending virtual gifts. On our platforms, live streaming performers can engage in a variety of real-time singing and performance contests against each other, where users can send virtual gifts to their favorite performers. Users can also request to have a favorite song performed by a live streaming performer by sending a virtual gift. We also innovated AIGC-empowered virtual gifts to facilitate a more trend-setting interaction between users and performers. At any time during a live streaming session, users may choose to follow a performer they adore to receive notifications of future performances.
•
Cultivation of music talents. We believe that our live streaming business, combined with our expertise in artist incubation, provides ample space and support for our musicians to grow. Drawing on our expertise in supporting up-and-coming talent, we are opening new doors for independent musicians to shine as live streaming stars.

We encourage our live streaming performers to sing and engage in other music performance on our platform. Live streaming performers on our platform include professional artists and aspiring performers, as well as ordinary people who want to share their music. We seek to establish and maintain stable, mutually beneficial relationships with live streaming performers. As part of our content strategies, we support promising live streamers by providing training and promotional assistance to enhance their exposure, engage more effectively with audiences, and elevate their industry profiles.

Our Content

We are dedicated to building a comprehensive and differentiated content library covering our users’ favorite content across both genres and formats. We have a comprehensive content library with over 200 million music and audio tracks as of December 31, 2023.

Diverse Content Library

We offer a diverse range of professional as well as user-generated recorded and live content across various formats. Our content generally spans five different types:

•
Songs.
•
Features songs performed by both established and aspiring artists in China and around the world.
•
Underpinned by a comprehensive original content production system that leverages our technology capabilities and deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music.
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

•
Live streaming of music performances. Professional artists along with aspiring and other performers stream music and other performances in real time to our online audiences. These live streams allow users to experience and enjoy live music performances and interact with the performers in a variety of ways. Additionally, we offer live streaming of more professionally organized online and offline concerts and music events for more established artists.
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
•
Reviews and articles. We supplement our music content offerings through an enormous library of reviews and articles about music and artists. We place links to the featured music in the articles to provide users with even more choices of content.

Our Content Strategies

Partnering with Music Labels and Leading Industry Players

Currently, we primarily license top hits and premium content from major domestic and international music labels for a broad audience base. All the tracks that we license from music labels are generally available to users across our online music apps and, to the extent permitted by the terms of our licensing agreements with the licensors, our social entertainment and IoT products, except under certain circumstances where the artists or rights owners require us to publish their content under specific subscription packages or in a specific format. See “— Content Sourcing Arrangements.”

Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective platforms for music labels and artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us valuable opportunities to collaborate on new album releases, online and offline concerts, artists-fan interaction events, artist-related merchandise and other initiatives. We also collaborate with established artists and major music labels to promote and release digital and physical albums for our massive user base.

We are continuously diversifying across content type, genres and formats on our platform. While broadening our offering of copyrighted music, we have also been working closely with industry participants, artists and other partners to create and produce more differentiated content, and co-produced dozens of chart-topping songs across gaming, film, literature and comic categories.

In addition, we have collaborated with leading music charts and magazines worldwide to increase the exposure of Chinese artists and songs globally. Built on our collaborations with Billboard, we have announced the integration of TME UNI Chart as the only music chart from the Chinese mainland on Billboard. In 2023, we collaborated with Billboard China to host “THE ONE,” a music competition that brings together a panel of accomplished singers and songwriters from both China and overseas. We have positioned “THE ONE” as a way to identify talented up-and-coming artists capable of creating top-notch original Chinese music and to help them reach a global audience.

We are committed to capitalizing on the synergies with Tencent and continuously enriching our collaborations with the broader Tencent ecosystem to deliver novel music entertainment experience and content. In 2023, we produced hit singles for top Tencent games, including the tracks “Praying for the Mountain and the Sea” for Honour of Kings and “Light of Dawn” for Undawn. Our partnership with Dream Stars integrates our music player into the game, offering an immersive music listening experience for gamers. This partnership not only enhances the gaming experience but also amplifies the exposure of our music offerings, thereby attracting potential users to our platform.

Furthermore, we continued to expand our collaboration with Weixin to explore new avenues to distribute music content, aiming to bring a superior music experience to massive Weixin users. For example, we added a music listening function on Weixin in April 2023, giving Weixin users access to our vast and growing content library. This initiative broadens our audience reach while also increasing exposure to talented musicians. We are also working with Weixin Video Accounts to co-build an independent musician ecosystem that supports and promotes these aspiring musicians’ career growth. We also offer a song recognition feature in Weixin Video Accounts that can automatically identify the background music of videos from Weixin Video Accounts, direct users to QQ Music to listen, and allow users to set such music as their Weixin ringtone or use in their own videos.

Enhance In-House Original Content Development Capabilities

We continue to invest in original content production to meet user demands for diverse forms of music entertainment. We have established a comprehensive set of original content production capabilities that leverage our technology capabilities and deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music. For instance, we rolled out a voice synthesis technology, Lingyin Engine, to quickly and vividly replicate singers’ voices for use in original songs of any style and language. See “— Technology and Data Capabilities — Technology” for details. Furthermore, we have developed numerous promotion tools that harness both our in-house and external resources, offering artists and their music a pathway to connect with their ideal audience and climb the popularity charts. With these cutting-edge resources, our artists have produced hits that resonate across diverse listener preferences, significantly enriching our content offerings.

Our commitment to original content development has translated into high-quality self- and co-produced content that resonates with music enthusiasts. For instance, ten of our songs were featured on the China Media Group 2024 Spring Festival Gala, one of the most watched television events in China and globally, sparking considerable discussions and attention on social media platforms and substantially enhancing our user engagement. In particular, our self-produced song “She, Bathing in the Light,” performed during the gala, generated significant discussions on social platforms. This widespread recognition underscores our longstanding dedication to investing resources, time, and talent into original content creation.

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

Cultivating original works and enriching the indie musician ecosystem through our Tencent Musician Platform leads to our content differentiation. Tencent Musician Platform is our online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience. For example, in 2023, we significantly elevated the career of Kirsty, a Gen-Z musician, leveraging a mix of internal and external resources to amplify her presence. Her follower count soared from 50,000 to over 100,000 in just two weeks, thanks to our concerted promotional efforts.

We are dedicated to nurturing indie artists by equipping them with a broad range of resources. This includes everything from song production, global promotion, artist development, incentive programs, performance opportunities, copyright guidance, to career training, enabling them to maximize their potential, engage with fans, and monetize their creations. Tencent Musician Platform has also established the sustainable and diverse monetization models for musicians and the industry. Throughout 2023, we rolled out several incentive programs to help high-quality content and artists gain exposure across our platforms. For example, we unveiled a new initiative “Emerging Force Program” on our Tencent Musician Platform, which offers a wide range of artist services, including traffic support, revenue sharing and on- and off-line performance opportunities.

By the end of 2023, we have successfully attracted over 480,000 indie artists publishing over 3 million songs across different genres.

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

Furthermore, we added additional video and long-form audio formats to our content offerings and continued to launch social media initiatives and additional lite versions of our apps to attract a broader group of users. We also developed innovative ways for users to enjoy personalized content by consistently improving our music content tagging process and recommendation capabilities, as well as analyzing our platform’s data repository to better fulfill users’ music tastes and preferences. We believe that all of these initiatives are strategic, long-term investments will improve our user experience, attract more users to contribute to more user-generated content on our platform, driving a virtuous cycle for sustained growth and monetization.

Explore Innovative Content Forms

We constantly innovate brand new forms of content that our users love. As interest in live events surges, we are also expanding our footprint in offline performances. We leverage TME Live to create new music scenarios, allowing us to capitalize on rising opportunities from live music performance through multi-faceted formats. Throughout 2023, TME Live hosted 63 concerts and continued to innovate in terms of interactive formats and monetization models. In particular, Alan Walker’s China tour in 2023 organized by TME Live was one standout, delighting EDM music enthusiasts in six cities across China. Our offline concert featuring Zhou Shen also garnered significant demand for tickets, demonstrating our ability to draw large audiences and deliver memorable music experiences. In addition, we hosted our 2023 Tencent Music Entertainment Awards (TMEA) in Macau, which captivated close to 40,000 attendees.

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
•
We pay music labels for licensed music content based on licensing fee and revenue-sharing incentive royalties. Under such fee arrangements, the amounts of licensing fees and incentive royalties depend on multiple factors including the type of content, the popularity of the performers, as well as our relationships with the licensors. Payments under the licenses are generally made in installments throughout the duration of the licenses.
•
Our licensing agreements with music labels and music copyright owners are on a non-exclusive basis.
•
The licensing agreements will specify whether we have the right to sublicense the content we source from music labels and copyright owners.
•
Our licensing agreements with music labels and copyright owners generally expire upon the end of the term, unless otherwise terminated earlier pursuant to the relevant provisions in certain circumstances, such as a material breach of contract.
•
Individual artists
•
We enter into licensing agreements and, in some cases, commissioned content creation agreements with individual artists or their agencies to bring a broader and more diverse range of content offerings on our platform. See “— Our Content Strategies — Cultivating Aspiring Artists” for more information about Tencent Musician Platform, an online service designed to nurture aspiring individual artists.
•
We typically pay individual artists performance-based licensing fees. We may also make prepayments and/or pay fixed content fees to certain individual artists, depending on various factors including their historical performance and popularity among users.
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

Online Music Services

Our revenues generated from online music services were RMB11,467 million, RMB12,483 million and RMB17,325 million (US$2,440 million), accounting for 36.7%, 44.0% and 62.4% of our revenues in 2021, 2022 and 2023, respectively.

Paid Music and Audio Content

We offer users subscription packages across our QQ Music, Kugou Music and Kuwo Music products to access our content. Subscription packages are available at different prices to provide users with different combinations of features and privileges. For example, users subscribing for our basic subscription package are offered a fixed amount of downloads per month of our music content offerings and access to certain pay-for-streaming content, and users subscribing for our premium memberships have access to add-on features and privileges including additional personalized app themes and avatar designs, more sound effects that enhance listening experiences, and faster streaming and download speed. We also offer users higher-end subscription package Super VIP Membership with a variety of compelling privileges, such as higher sound quality including QQMUSIC AUDIO and Kugou Viper 3D, Blu-ray playback of the concert at the highest resolution and cache, projection on TV screens and dedicated artists-fan interaction events. By offering these exclusive privileges and benefits for different subscription packages, we aim to incentivize user spending, increase conversion to paying users, and enhance user retention on our platform.

We also operate a “pay-for-streaming” model where selected songs are made available for streaming by paying users only during the term of the subscription. We believe that this model has been driving the number of paying users and paying ratio of our online music services. We will continue to implement effective monetization measures as we nurture users’ willingness to pay for premium music content.

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

Advertising Services

We offer various advertising services to advertisers across our platforms, and we seek to continuously optimize our advertising service portfolio. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps, industry standard banner ads of various sizes and placements on the interfaces of our platform. We also offer an ad-supported mode that allows users to watch an advertisement in order to stream certain of our music content for free that they would otherwise have to pay for. In addition, we provide sponsorship advertisement for various types of brand advertisers, as our music apps provided them with a broad and diverse target audience.

Other music services

In addition, a small portion of revenue was generated from other music services, including sales of physical albums and customized artist-related merchandise. Furthermore, we derive revenue from our IoT initiatives by offering integrated and technology-driven music solutions that assist IoT device manufacturers in building and operating their branded music services on their devices, as well as selling premium memberships for select IoT devices.

Social Entertainment Services and Others

Our revenues generated from social entertainment services and others were RMB19,777 million, RMB15,856 million and RMB10,427 million (US$1,469 million), accounting for 63.3%, 56.0% and 37.6% of our revenues in 2021, 2022 and 2023, respectively.

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

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services through sales of premium memberships and other monetization models. For online karaoke, users can subscribe for memberships to include higher soundtrack resolution and access to video clips of vocal tutorials. For live streaming, selected live streaming performers can produce and sell their own digital albums through our platform and share a portion of their revenues therefrom with us. Revenues generated on our platform are shared with our karaoke singers and live streaming performers or their agents, typically based on a percentage of the revenue generated from the sales of virtual gifts attributable to their performance. Furthermore, similar to the advertisements displayed on our online music apps, we offer various advertising services across our online karaoke platform.

Branding, Marketing and Sales

The focus of our marketing efforts is to further strengthen our brands, including QQ Music, Kugou Music, Kuwo Music, WeSing, and Lazy Audio, and to expand our music entertainment ecosystem to connect more users, artists and content providers. We aim to deliver best-in-class music entertainment content and services in order to generate strong word-of-mouth referrals and enhance our brand recognition.

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

Content Monitoring

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. We leverage our technology to implement procedures to monitor and remove inappropriate or illegal content from our platform. Text, images and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. For example, our video recognition technology enables us to effectively monitor live streaming for content violations. We have developed an effective copyright infringement monitoring system that detects potential copyright infringement by other platforms or our users. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

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

We have been continuously improving our efficiency in content curation and accuracy of search and discovery engines, which we believe has resulted in a substantial increase in average daily streams and user engagements.

•
User-experience enhancements. We offer a wide selection of better sound quality and variety of sound effects to enhance our users’ listening experience. Our award-winning proprietary audio setting, Kugou Viper 3D, as well as QQMUSIC AUDIO and WeSing Super Voice audio settings, not only bring superior sound quality and a best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sound effects. In 2023, QQ Music upgraded its series of QQMUSIC AUDIO to ensure optimal sound quality and effects. Kugou Music also unveiled its Kugou Viper 3D, bringing an immersive live concert-like listening experience to users. These enhancements were made with the goal of optimizing sound clarity and expressiveness, and continue to set a new standard for high-quality music streaming. In addition, we provide various special visual effects and camera filters to users recording videos on our platform. In 2023, WeSing introduced a brand-new function designed to improve the recording and singing experience for users, including better vocal clarity, a more balanced mix of voice and music, and a greater variety of sound effects and visual themes for recordings. Additionally, we added a music listening function on Weixin in April 2023, giving Weixin users access to our vast and growing content library. This initiative broadens our audience reach while also increasing exposure to talented musicians.
•
Innovative use cases of cutting-edge technologies. We have expanded the use cases for our patented technology, Lingyin Engine, to launch several popular audiobooks read by the synthetic voice of Yang Chaoyue, including “The Grave Robbers’ Chronicles.” Furthermore, we have created synthetic voices in memory of legendary artists such as Teresa Teng and Anita Mui and established an AI singer lineup with the voices of trending stars. In addition, we are utilizing state-of-the-art virtual reality technology to offer a brand-new, immersive music entertainment experience. For example, we introduce our first AI-enabled virtual music companion, Xiaoqin, that “listens” to music alongside the user, simulating a shared listening experience through the “Listening Together” feature. We further enhanced the “Listening Together” feature by introducing more virtual DJs specializing in different music genres, allowing for quicker and more personalized music discovery. Power by the Lingyin Engine, we also introduced the “Vocal Producer” feature, making lyrics writing, composing, music content analysis and editing more efficient for musicians. We have also integrated an AI singing function into Kugou and WeSing allowing users to perform duets with virtual singers, enriching their social music experience.

Data Security and Privacy

We believe data security is critical to our business operation. We have adopted and implemented comprehensive internal rules and policies to govern how we may use and share personal information, as well as a robust suite of protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Specifically, we have established privacy policies across our platforms that provide guidance on the type of personal information we collect, how we use, share and protect users’ personal information, and users’ privacy rights under applicable laws. In particular, we only collect personal information to the extent necessary to enable us to provide our services in compliance with applicable laws and regulations. All users must acknowledge the terms and conditions of the user agreement, including our privacy policies, before using our products and services.

From an internal policy perspective, we have established a comprehensive suite of platform-wide policies and procedures to guide our data security and privacy protection practices:

•
Data collection. We collect user data only to the extent necessary for our product functions and services upon receipt of the consent from our users. For example, we collect certain basic information, such as QQ or Weixin account number or phone number, for user account registration and verification purposes. To enable precise content curation and distribution to offer superb music discovery experience, we may access and analyze users’ playlists and listening history on our platforms. In the event that users purchase any paid music and audio content, or music-related merchandise, users need to provide certain personal information, such as name and address, to facilitate the transactions. We notify users of the types, potential uses, duration of data preservation and users’ rights, among other things, with respect to the data we collect from them.
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

Other Intellectual Property

In addition to copyrights of our content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the Group’s intellectual property rights. As of December 31, 2023, the Group had applied for the registration of 4,768 patents, among which 2,564 patents have been granted by the National Intellectual Property Administration and overseas. One of the Group’s patents has been recognized with the Nineteenth China Patent Award and one of the Group’s patents has been recognized with the Twenty-second China Design Award by the National Intellectual Property Administration. In addition, one of the Group’s patents has been recognized with the Eighth Guangdong Patent Silver Award by the People’s Government of Guangdong Province. As of the same date, the Group had applied for 6,111 trademarks, among which 4,295 had been registered with the Trademark Office of the National Intellectual Property Administration and overseas. The Group had also registered 694 software copyright with the Copyright Protection Center of the PRC. The Group’s “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.

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

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIEs may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we, our PRC subsidiaries and the VIEs fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we, our PRC subsidiaries and the VIEs may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs and/or our Class A ordinary shares.

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

Competition

We primarily compete with other online music and audio entertainment providers in China for users’ time and attention. Additionally, we face broader competition from various online content offerings, including long- and short-form videos, karaoke services, live streaming, radio services, literature, and games provided by other online service providers. We compete based on several factors, such as the quality and diversity of content, product features, social interaction features, user experience quality, brand recognition, and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. For a discussion of risks related to competition, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.”

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

We aim to build a sustainable community with our employees, users, artists and business partners by supporting initiatives that aim to create effective and lasting benefits to the music community, through various initiatives that may include corporate philanthropy, establishing community partnerships, and mobilizing our employees to participate in volunteer work. We are committed to using music to inspire people to understand, care about and contribute to their communities. In June 2018, we launched our Tencent Music Charity Program, a program designed to pass the love and energy via music and achieve a bigger social value of music. The program is centered on an open platform and three strategies: caring for music, cultural heritage and music education. Over the past few years, we have launched a variety of charity events and campaigns under our Tencent Music Charity Program, including producing digital albums on a pro bono basis advocating for different social agenda, preserving and promoting traditional Chinese culture and music heritage, and providing a range of music education to children of ethnic minorities and from remote regions. For example, in the second quarter of 2023, we collaborated with Tencent Charity and other nonprofits to organize two “Little Red Flower Charity Concerts” aimed at helping children. We held the first concert to garner support for children with hearing impairments. Our Linyin Engine’s AI technology helped seven hearing-impaired children recreate their voices, which were then used in a concert performance alongside various musicians. On Children’s Day in June 2023, we put on another concert for rural children, giving them a stage to share their music and highlighting the value of musical education in their communities. In the fourth quarter of 2023, we collaborated with local governments and conducted a series of music events to promote cultural and economic development in ethnic minority regions. For example, we partnered with Tencent Charity to organize the 2023 Shenzhen-Linzhi Music Festival, utilizing offline music performances to help rejuvenate the rural economy with increased tourism. In an endeavor to express compassion and unity, we launched a music care project dedicated to shedding light on and uplifting the autistic community in collaboration with esteemed singers and musicians from China and worldwide. Each World Autism Awareness Day, we join forces with these distinguished artists to license their music lyrics, providing autistic children with a valuable opportunity to express their emotions through art. These endeavors extended the positive influence of music across regions and sectors, maximizing its societal value and potential.

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

Value-Added Telecommunication Business Operation License (business type: domestic fixed network data transmission business (Beijing, Zhejiang and Guangdong); internet data center business (location of machine room: Beijing, Ningbo and Guangzhou); domestic internet virtual private network business (Beijing, Zhejiang and Guangdong); internet access services (Beijing, Zhejiang and Guangdong); information services, excluding internet information services (nationwide))

	Guangzhou Kugou	June 21, 2028
AVSP	Guangzhou Kugou	February 20, 2025
ICO License	Guangzhou Kugou	May 28, 2025
License for Production and Operation of Radio and TV Programs	Guangzhou Kugou	January 28, 2026
Commercial Performance License	Guangzhou Kugou	September 30, 2024
Publication Business Permit	Guangzhou Kugou	April 30, 2029

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), excluding information search and inquiry services and instant information interaction services)

	Beijing Kuwo	March 5, 2026
Value-Added Telecommunication Business Operation License (business type: information services, excluding internet information services (nationwide))	Beijing Kuwo	July 23, 2024
AVSP	Beijing Kuwo	January 29, 2025
ICO License	Beijing Kuwo	June 27, 2024
License for Production and Operation of Radio and TV Programs	Beijing Kuwo	November 16, 2025
Commercial Performance License	Beijing Kuwo	December 25, 2024
Publication Business Permit	Beijing Kuwo	April 30, 2028
ICO License	Tencent Music Shenzhen	July 16, 2024
Commercial Performance License	Tencent Music Shenzhen	October 9, 2025
Publication Business Permit	Tencent Music Shenzhen	May 31, 2026

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), including culture, excluding information search and inquiry services, instant information interaction services)

	Shenzhen Lanren	September 17, 2024
ICO License	Shenzhen Lanren	September 5, 2026
License for Production and Operation of Radio and TV Programs	Shenzhen Lanren	August 21, 2025
Publication Business Permit	Shenzhen Lanren	May 31, 2026

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

On July 21, 2023, the MIIT issued the Notice on the Record-filing of Mobile Internet Apps. Such Notice requires that any APP sponsor that engages in Internet information services within the territory of the PRC shall go through the record-filing formalities in accordance with the Law of the People’s Republic of China Against Telecommunications and Internet Frauds, the Administrative Measures on Internet Information Services and other regulations. Any app sponsor that fails to complete the record-filing formalities shall not engage in internet information services through apps.

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

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting such approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses was deleted. However, as no detailed guidance or implementation measures have been issued, there remains uncertainty as to how it should be interpreted and implemented.

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

Currently, each of Beijing Kuwo and Guangzhou Kugou holds a valid AVSP and Tencent Music Shenzhen and Shenzhen Lanren may be required to obtain an AVSP. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

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

On November 12, 2020, the NRTA promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth registration requirements for platforms providing online show live streaming or e-commerce live streaming as well as requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. On February 9, 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Live Streaming, or the Circular 3. Pursuant to Circular 3, internet streaming platforms are required to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time and live streaming performers must comply with laws and regulations when conducting live streaming activities, and are prohibited from engaging in activities that threaten national security, disrupt social order, infringe upon the legitimate rights and interests of others, or spread obscene information, additionally, live streaming performers are not allowed to engage in illegal transactions within or across platforms, organize or incite users to commit online violence, or organize gambling or disguised gambling, whether online or offline.

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

Regulations on Publication

Publishing activities in China are mainly supervised and regulated by the National Press and Publication Administration (previously known as the SAPPRFT). On February 4, 2016, the SAPPRFT and the MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services, or the Online Publishing Regulations, which came into effect on March 10, 2016. The Online Publishing Regulations define “online publications” as digital works that are edited, produced or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audiovisual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the distribution of the foregoing online publications through the internet. Under the Online Publishing Regulations, internet operators distributing online publications via internet are required to obtain an Online Publishing Service Permit from the SAPPRFT.

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

On June 4, 2009, the Ministry of Culture and the MOFCOM jointly issued the Circular on Strengthening the Administration of Online Game Virtual Currency, or the Online Game Virtual Currency Circular. The Online Game Virtual Currency Circular requires businesses that (a) issue online game virtual currency (in the form of prepaid cards or pre-payment or prepaid card points), or (b) offer online game virtual currency trading services, to apply for approval from the Ministry of Culture through its provincial branches. Businesses that issue virtual currency for online games are prohibited from offering services of trading virtual currency, or vice versa. Any company that fails to file the necessary application for approval of the Ministry of Culture will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

Under the Online Game Virtual Currency Circular, online games virtual currency trading service provider refers to business that provides platform services related to trading virtual currency of online games among game users. The Online Game Virtual Currency Circular further requires an online game virtual currency trading service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider. The Online Game Virtual Currency Circular regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lotteries and gambling, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency trading services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. On May 14, 2019, the Ministry of Culture and Tourism announced that it would no longer assume the responsibility for overseeing online games industry. On December 22, 2023, the Measures for the Administration of Online Games (Draft for Comments), or the Draft Online Games Measures was promulgated by the National Press and Publication Administration for public comments until January 22, 2024. The Draft Online Games Measures provide for the establishment, management, and supervision of online game publishing and operating entities, as well as restrictions on overuse and high consumption of games, and protection of minors, aiming to improve the governance of online games. According to the Draft Online Games Measures, the national publishing authority will be responsible for the supervision and management of online game publishing and operating activities nationwide. As of the date of this annual report, there is no schedule as to when the Draft Online Games Measures will be enacted. There are uncertainties about when it will be enacted, its final details, and how it will be interpreted and implemented, and uncertainty also remains as to what authorities will finally be responsible for the governance of online games.

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

We issue different virtual currencies and prepaid tokens to users on our platform for them to purchase various virtual gifts to be used in live streaming or online game platforms; however, we believe that our service does not constitute virtual currency trading services because we are not online game operator, and our users may not transfer or trade virtual currency among themselves.

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

On September 12, 2023, the Ministry of Culture and Tourism and the Ministry of Public Security jointly issued the Notice on Further Strengthening the Regulation and Management of Large-scale Commercial Performance Activities to Promote the Healthy and Orderly Development of the Performance Market, or the Commercial Performance Notice. Pursuant to the Commercial Performance Notice, among other things, large-scale performances and activities shall implement a system of real name ticketing and admission, with only one ticket for each identity document for each performance, and the identity information of the purchaser of the ticket and the person entering the performance shall be consistent. In addition, performance organizers and performance ticket sales platforms shall strengthen the protection of consumers’ personal information, preventing unauthorized access and the leakage, tampering and loss of personal information.

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

On February 25, 2023, the Administrative Measures for Internet Advertising, or the Internet Advertising Measures, were published by the SAMR which became effective from May 1, 2023 and replace the SAIC Interim Measures. According to the Internet Advertising Measures, internet advertising operators and publishers shall establish and improve the management systems regarding acceptance, registration, review and filing of the internet advertising businesses according to the relevant regulations and shall examine, verify and register the identity information of advertisers such as their names, addresses and valid contact details, set up registration files and check and update them on a regular basis. Relevant files shall be kept for not less than three years from the date of termination of the advertisement release. Internet advertising operators and publishers are required to set up advertisement reviewers familiar with advertising laws and regulations or establish a special department responsible for the review of internet advertisements. Where internet advertising is published by means of algorithmic recommendation, the relevant rules and records of such algorithmic recommendation shall be included in the advertising filings. In addition, the advertisers and advertising publishers are required to set obvious buttons in the internet advertisements including the pop-up advertisements to ensure the closing of such advertisements by one click. The Internet Advertising Measures further clarifies that product sellers or service providers promoting products or services through online live streaming which constitutes commercial advertisements shall assume the responsibilities and obligations of an advertiser. Since the Internet Advertising Measures was recently promulgated, there remain uncertainties as to the interpretation and implementation in practice, as well as their ultimate impact on our business and results of operations in the long term.

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

Regulations on Internet Security

On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities, among others, conducted through the internet, will be subject to criminal liabilities if constituting a crime: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, which prohibits using internet to leak state secrets or to spread socially destabilizing content.

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

On July 1, 2015, the Standing Committee of the National People’s Congress issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China. On April 13, 2020, twelve PRC regulatory authorities including the CAC issued the Measures for Cybersecurity Review, with effect from June 1, 2020, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure.” According to the Measures for Cybersecurity Review, operators of “critical information infrastructure” are operators identified by the regulatory department in charge of the protection of critical information infrastructure, and “network products and services” primarily are core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC regulatory authorities jointly issued the Cybersecurity Review Measures which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing in a foreign country. The relevant regulatory authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security

Regulations on Privacy Protection

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

On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures on AI-Generated Content Services, or the AIGC Measures, which imposes compliance requirements for providers of generative AI services. The AIGC Measures provide, among other things, that any provider of generative AI services shall assume its responsibility as a producer of network information content in accordance with the law and fulfill its obligation of network information security. Besides, providers of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete the formalities for algorithm filing, change or deregistration in accordance with the relevant regulations. Non-compliance with the AIGC Measures may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

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

Patent

In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the Standing Committee of the National People’s Congress adopted the Patent Law of the PRC, which was subsequently amended in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002, 2010 and 2023 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention, a term of ten years with respect to a utility model and a term of fifteen years with respect to a design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Pursuant to the PRC EIT Law, the EIT tax rate of a qualified high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. For the year ended December 31, 2022 and 2023, Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”) and Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (“TME Tech Shenzhen”) were recognized as HNTE by relevant government authorities and entitled to a preferential tax rate of 15%.

Pursuant to the PRC EIT Law, a qualified software enterprise, or SE, is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was qualified as an SE and was entitled to a reduced tax rate of 12.5% for the years ended December 31, 2021, 2022 and 2023.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 3% to 9%.

In December 2021, the Organization for Economic Co-operation and Development published Pillar Two model rules, enabling jurisdictions to enact domestic tax laws to implement a globally agreed common approach. These rules apply to multinational groups with annual revenue of EUR 750 million or more in at least two of the four fiscal years preceding the tested fiscal year, potentially including Tencent, the Group’s ultimate holding company. As a partially owned parent entity of Tencent, the Group may be subject to a top-up tax on profits in jurisdictions where the effective tax rate falls below a minimum of 15% according to the Pillar Two model rules. As of December 31, 2023, the Pillar Two legislation has not yet enacted in the Chinese mainland. Some subsidiaries are located in jurisdictions where the legislation is enacted but not yet in effect, primarily Japan. Tencent and the Group are assessing their exposure to the Pillar Two legislation and estimate that it would not materially change the Group’s income tax for the year ended December 31, 2023. Since none of the Pillar Two legislation has taken effect, the Group does not recognize any current tax for the year ended December 31, 2023. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

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

As of the date of this annual report, our PRC subsidiaries and the VIEs are generally subject to VAT rates of 1%, 3%, 6%, 9% or 13%.

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

Employee Stock Incentive Plan

The SAFE issued the Circular on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or SAFE Circular 7 in 2012. Pursuant to SAFE Circular 7, employees, directors, supervisors and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with the SAFE or its local branches through a qualified domestic agent, which shall be either a domestic company participating in such equity incentive plan or another domestic institution designated by such domestic company that may handle the assets custody business, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercising the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

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

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or the Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was increased from 1 to 1.25 on October 25, 2022, and further increased from 1.25 to 1.5 on July 20, 2023. Therefore, as of the date of this annual report, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 300% of its net assets, or Net Asset Limits. Enterprises shall file with the SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

In addition to the foregoing, pursuant to the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which was promulgated by the SAFE on October 23, 2019 and came into effect on the same date, our PRC subsidiaries established in the pilot regions, which refers to Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net assets of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loan within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Regulations on Anti-Monopoly

The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, or the Anti-Monopoly Law, which became effective on August 1, 2008. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The amended Anti-Monopoly Law prohibits undertakings from monopolistic conducts such as:

•
Entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition. For example, agreements for fixing or altering prices of goods, limiting the output or sales volume of goods, fixing the price of goods for resale to third parties, among others, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions against such violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue in the preceding year, or a fine up to RMB3,000,000 if the intended monopolistic agreement has not been performed);
•
Abuse of dominant market position. For example, selling goods at unfairly high prices or purchasing goods at unfairly low prices, selling goods at prices below cost or refusing to trade with a trading party without any justifiable cause. Specifically, an undertaking with a dominant market position shall not use data, algorithms, technology and platform rules to engage in acts of abusing its dominant market position. Sanctions for such violations include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue in the preceding year); and
•
Concentration of undertakings which has or may have an effect of eliminating or restricting competition. The anti-monopoly agency (i.e., the SAMR) shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions, and issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks. On March 21, 2024, the SAMR proposed the revised Anti-monopoly Compliance Guideline for Operators (Draft for Comment), also known as the Draft Anti-monopoly Guideline. This draft was open for public comments until April 3, 2024. The Draft Anti-monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. As of the date of this annual report, the timeline for the enactment of the Draft Anti-monopoly Guideline has not been determined. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfil the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese mainland, or its main place(s) of business are located in the Chinese mainland, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the Chinese mainland. Where a PRC domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties such as rectifications, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties such as warnings and fines.

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

4.D. Property, Plant and Equipment

Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing, Guangzhou and some other cities in China with an aggregate of approximately 84,222 square meters. These facilities are currently accommodating our management headquarters, most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN).

We lease substantially all of the facilities that we currently occupy. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

In addition, as of the date of this annual report, we own an aggregate of 16.5 thousand square meters of properties in Guangzhou and Shenzhen, China.

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

5.A. Operating Results

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors affecting China’s online music and audio entertainment industry, which include the evolving regulatory environment, competition in China’s online music and audio entertainment industry, and general economic, political, demographic and business conditions in China and globally, among others. Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Tencent Music Entertainment Group is a Cayman Islands holding company. It does not engage in operations itself but rather conducts its operations through its PRC subsidiaries, as well as the VIEs through certain contractual arrangements entered into with the VIEs. Though the Foreign Investment Law does not explicitly classify such contractual arrangements as a form of foreign investment, the definition of “foreign investment” under such law is relatively broad and contains a catch-all provision so that foreign investment includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council,” without further elaboration on the meaning of “other means.” Uncertainty remains on how these rules will be interpreted and implemented and whether the Group’s corporate structure could be found to violate current foreign investment rules as we adopt the contractual arrangements with the VIEs to operate certain businesses in which foreign investors are prohibited from or restricted in investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations, as well as the Group’s ability to consolidate the VIEs’ results in the Group’s consolidated financial statements, could be materially and adversely affected. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to the Group’s Corporate Structure— Uncertainties remain as to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of the Group’s current corporate structure, corporate governance and business operations.”

Specific Factors Affecting Our Results of Operations

Our ability to maintain our user base and further increase their engagement level

We generate revenues primarily through the sales of memberships and virtual gifts which is closely tied to the size of our user base and their engagement levels. Our ability to continue to maintain our user base and increase user engagement depend on various factors, including our ability to increase the breadth and attractiveness of our content offerings, provide smart content recommendations, deliver a differentiated user experience, encourage users to use multiple services across our platform, improve the social interaction features of our platform, and enhance our brand reputation.

We adopt a holistic approach to operating our online music services and social entertainment services to foster the collaboration between them. We leverage our robust product features, content recommendations, and technological capabilities to facilitate seamless integration between these services. For example, users can directly access the singing page of a song on our social entertainment apps from the listening page of the song on our online music apps. We also provide real-time recommendations of live streaming content based on what music our users are listening to on our online music apps.

Our ability to increase paying ratio and strengthen our monetization capability

Our results of operations depend on our ability to convert our vast user base into paying users and drive their spending on our platforms.

The table below sets forth certain key operating metrics for our online music services and social entertainment services for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user, if any, during any given period.

	For the Year Ended December 31,
	2021	2022	2023
MAUs(1) (in millions)
Online music services – MAUs	622	620	589
Social entertainment services – Mobile MAUs	203	157	126
Paying users(1) (in millions)
Online music services	68.6	84.2	100.9
Social entertainment services	10.3	7.8	7.6
Paying ratio(1)
Online music services	11.0%	13.6%	17.1%
Social entertainment services	5.1%	5.0%	6.0%
Monthly ARPPU(1) (RMB)
Online music services(2)	8.9	8.6	10.0
Social entertainment services(3)	160.0	169.4	114.3

Notes:

(1)
For definitions of the metrics presented, see “Introduction.” Starting from the first quarter of 2023, online music MAUs began to include unique mobile and certain IoT devices. Accordingly, comparative figures for prior periods were updated to conform to the current presentation.
(2)
The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the periods indicated were RMB7,333 million, RMB8,699 and RMB12,096 million (US$1,704 million), respectively.
(3)
The revenues used to calculate the monthly ARPPU of social entertainment services include revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Historically, users in China were less inclined to pay for online music services as compared with more developed markets. As a result, we initially focused on providing attractive music content and features for our online music services, with a view towards gradually cultivating users’ habits and willingness to pay in the long term. With our sustained efforts, we have observed a shift in how users perceive music consumption. Users are now more open and willing to pay for copyrighted music and its associated services. Consequently, despite the decreases in our already-massive base of mobile MAUs from 2021 to 2023 primarily due to churn of our users and cost optimization measures, we have achieved continued strong growths in both number of paying users and ARPPU from 2021 to 2023. In June 2023, we reached a milestone with 100 million paying users for our online music services. These growths have created lasting benefits for our content partners and the entire China’s music industry. In the foreseeable future, we intend to continue our focus on increasing the conversion of paying users and revenues of our online music services, as they are key to our overall platform monetization. We expect a steady increase in the revenue from these services. Concurrently, we are dedicated to serving our core users with music-centric social entertainment services, which are integral to our music entertainment ecosystem. We will achieve this by constantly innovating our offerings and using large language models (LLMs) to introduce new and engaging experiences for our users.

Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models including, for example, ad-supported mode and artist-related merchandise, into the overall user experience on our platform. See “Item 4. Information on the Company — 4.B. Business Overview — How We Generate Revenues — Online Music Services” for more information of the pay-for-streaming model. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its online music and audio entertainment industry in particular. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We face risks related to accidents, disasters and public health challenges in China and globally.”

Our ability to continue to deliver diverse, attractive and relevant content offerings

We believe that users are attracted to our platform and choose to pay for our services for the diverse and attractive content we offer. Accordingly, we have focused our content strategies on offering a wide range of content catering to users’ tastes and preferences, as well as improving our platform, including our curation and recommendation capabilities.

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

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	11,467	36.7	12,483	44.0	17,325	2,440	62.4
Social entertainment services and others	19,777	63.3	15,856	56.0	10,427	1,469	37.6
Total revenues	31,244	100.0	28,339	100.0	27,752	3,909	100.0

Online music services. We generate revenues from our online music services primarily from (i) subscriptions, namely from paid music and audio through sale of subscription packages for a fixed monthly fee; and (ii) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content. In 2021, 2022 and 2023, revenue from music subscriptions was RMB7,333 million, RMB8,699 million and RMB12,096 million (US$1,704 million), respectively. In addition, we also generate online music revenues from: (i) selling digital music singles and albums to users on our platform; (ii) providing long-form audio-related services; and (iii) providing various other music services and products, such as providing integrated and technology-driven music solutions to IoT device manufacturers and sales of artist-related merchandise. We expect our revenues from online music services to increase in both absolute amount and as a percentage of our total revenues in the foreseeable future.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke, sales of music-related merchandise and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts, with a portion of these revenues typically shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a growing portion of the revenues from offering display and performance-based advertising solutions on our platform and selling premium memberships to our users. We expect that our revenue from social entertainment services and others may be subject to downward pressure in the foreseeable future, due to a combination of multiple factors. These factors include the evolving macro environment, increased competition from other platforms, adjustments to specific live-streaming interactive features, and stricter compliance measures, among others. In particular, in response to the heightened regulatory oversight on live streaming platforms and performers, we implemented adjustments to certain live-streaming interactive functions for service enhancement and risk control in 2023, which resulted in a decline in the revenues from social entertainment services and others. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” We are striving to increase our competitive edge through ongoing product innovations and expanding into new areas of social entertainment such as interactive product offerings. For instance, we have introduced innovative features to our social entertainment services, leading to revenue growth from advertising solutions and WeSing memberships in the last quarter of 2023.

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	18,992	87.0	16,540	84.5	14,176	1,997	78.9
Other cost of revenues	2,848	13.0	3,026	15.5	3,781	533	21.1
Total cost of revenues	21,840	100.0	19,566	100.0	17,957	2,529	100.0

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

We expect that our cost of revenues including, in particular, our service costs, will fluctuate in absolute amount in the foreseeable future as it is affected by various factors as discussed above. Specifically, we expect content costs to rise as we continuously broaden our offering of copyrighted music and improve original content creation. In terms of our social entertainment services, we may continue to experience fluctuations in the fees paid to content creators due to changes in revenue mix of social entertainment services. In the foreseeable future, we expect cost efficiency to improve through optimizing revenue mix and cost structure, alongside our continued focus on cost control to enhance returns on service costs within our cost of revenues.

Operating expenses

Our ongoing effort is to enhance the cost-effectiveness of our operating expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	2,678	40.0	1,144	20.6	897	126	17.9
General and administrative expenses(1)	4,009	60.0	4,413	79.4	4,121	580	82.1
Total operating expenses	6,687	100.0	5,557	100.0	5,018	707	100.0

Note:

(1)
Includes R&D expenses of RMB2,339 million, RMB2,580 million and RMB2,525 million (US$356 million) in 2021, 2022 and 2023, respectively.

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) branding and user acquisition costs; and (ii) salaries and other benefits paid to our sales and marketing personnel. We seek to continually enhance the cost-effectiveness of our selling and marketing expenses while incrementally increasing our investment in areas with sustained growth prospects.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; (ii) salaries and other benefits paid to our general and administrative personnel; (iii) fees and expenses associated with the legal, accounting and other professional services; and (iv) amortization of intangible assets resulting from acquisitions. We will continue to improve our operational efficiencies while continuously investing in research and development to expand our competitive advantages in product and technology innovations.

Other gains, net

Our other gains, net primarily include tax rebates, gains and losses from investments and fair value change, and government grants. We had other gains, net, of RMB553 million, RMB516 million and RMB230 million (US$32 million) in 2021, 2022 and 2023, respectively.

Taxation

We had income tax expense of RMB417 million, RMB534 million and RMB825 million (US$116 million) in 2021, 2022 and 2023, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

PRC

Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”), “Software Enterprise” (“SE”) and “Key Software Enterprise” (“KSE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%, qualified SE is entitled to an exemption from income tax for the first two years, commencing from the end of the first profitable year, and a reduction of half tax rate for the following three years and qualified KSE is eligible for a preferential tax rate of 10%.

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

Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. For the year ended December 31, 2022 and 2023, Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”) and Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (“TME Tech Shenzhen”) were recognized as HNTE by relevant government authorities and entitled to a preferential tax rate of 15%. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was qualified as an SE and was entitled to a reduced tax rate of 12.5% for the years ended December 31, 2021, 2022 and 2023.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 3% to 9%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Tencent Music Entertainment Hong Kong Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

In December 2021, the Organization for Economic Co-operation and Development published Pillar Two model rules, enabling jurisdictions to enact domestic tax laws to implement a globally agreed common approach. These rules apply to multinational groups with annual revenue of EUR 750 million or more in at least two of the four fiscal years preceding the tested fiscal year, potentially including Tencent, the Group’s ultimate holding company. As a partially owned parent entity of Tencent, the Group may be subject to a top-up tax on profits in jurisdictions where the effective tax rate falls below a minimum of 15% according to the Pillar Two model rules. As of December 31, 2023, the Group mainly operates in the Chinese mainland, Hong Kong and Cayman Islands where the legislation is not yet enacted. Some subsidiaries are located in jurisdictions where the legislation is enacted but not yet in effect, primarily Japan. Tencent and the Group are assessing their exposure to the Pillar Two legislation and estimate that it would not materially change the Group’s income tax for the year ended December 31, 2023. Since none of the Pillar Two legislation has taken effect, the Group does not recognize any current tax for the year ended December 31, 2023. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	11,467	36.7	12,483	44.0	17,325	2,440	62.4
Social entertainment services and others	19,777	63.3	15,856	56.0	10,427	1,469	37.6
Total revenues	31,244	100.0	28,339	100.0	27,752	3,909	100.0
Cost of revenues(1)	(21,840)	(69.9)	(19,566)	(69.0)	(17,957)	(2,529)	(64.7)
Gross profit	9,404	30.1	8,773	31.0	9,795	1,380	35.3
Operating expenses
Selling and marketing expenses(1)	(2,678)	(8.6)	(1,144)	(4.0)	(897)	(126)	(3.2)
General and administrative expenses(1)	(4,009)	(12.8)	(4,413)	(15.6)	(4,121)	(580)	(14.8)
Total operating expenses	(6,687)	(21.4)	(5,557)	(19.6)	(5,018)	(707)	(18.1)
Interest income	530	1.7	711	2.5	1,052	148	3.8
Other gains, net	553	1.8	516	1.8	230	32	0.8
Operating profit	3,800	12.2	4,443	15.7	6,059	853	21.8
Share of net (loss)/profit of investments accounted for using equity method	(47)	(0.2)	38	0.1	127	18	0.5
Finance cost(2)	(121)	(0.4)	(108)	(0.4)	(141)	(20)	(0.5)
Profit before income tax	3,632	11.6	4,373	15.4	6,045	851	21.8
Income tax expense	(417)	(1.3)	(534)	(1.9)	(825)	(116)	(3.0)
Profit for the year	3,215	10.3	3,839	13.5	5,220	735	18.8

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	56	74	57	8
Selling and marketing expenses	31	43	36	5
General and administrative expenses	665	706	577	81
Total	752	823	670	94

(2)
Finance cost mainly comprises interest on notes we issued and lease liabilities.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 2.1% from RMB28,339 million in 2022 to RMB27,752 million (US$3,909 million) in 2023.

Online music services

Our revenues generated from online music services increased by 38.8% from RMB12,483 million in 2022 to RMB17,325 million (US$2,440 million) in 2023, mainly driven by an increase in music subscription revenues of RMB3,397 million (US$478 million) in 2023, supplemented by growth in revenues from advertising services of RMB845 million (US$119 million) and other music services of RMB564 million (US$79 million).

Our revenues generated from music subscriptions increased by 39.1% from RMB8,699 million in 2022 to RMB12,096 million (US$1,704 million) in 2023, which was mainly due to the increase in the number of paying users by 19.8% and the expansion of ARPPU. The robust growth in music subscription revenues was attributable to several factors, including increased user willingness to pay, more appealing member privileges, interactive product features, and attractive music content.

Social entertainment services and others

Our revenues generated from social entertainment services and others decreased by 34.2% from RMB15,856 million in 2022 to RMB10,427 million (US$1,469 million) in 2023. Monthly ARPPU decreased by 32.5% in 2023 while paying users decreased by 2.6%. The decrease in revenue was mainly due to the implementation of certain adjustments to certain live-streaming interactive functions for service enhancement and risk control.

Cost of revenues

Our cost of revenues decreased by 8.2% from RMB19,566 million in 2022 to RMB17,957 million (US$2,529 million) in 2023, primarily due to the decrease in service costs by 14.3% from RMB16,540 million in 2022 to RMB14,176 million (US$1,997 million) in 2023. The declined revenues from social entertainment services led to lower revenue sharing fees, which was the primary reason for the overall decrease in service costs, partially offset by the increase in content royalty costs.

Other cost of revenues increased by 25.0% from RMB3,026 million in 2022 to RMB3,781 million (US$533 million) in 2023, which was primarily attributable to higher advertising agency fee and payment channel fees.

Gross profit

As a result of the foregoing, our gross profit increased by 11.6% from RMB8,773 million in 2022 to RMB9,795 million (US$1,380 million) in 2023. Our gross margin increased from 31.0% in 2022 to 35.3% in 2023. This increase in gross margin was primarily due to the growth of revenues from music subscriptions and advertising services, and the ramp-up of our own content.

Operating expenses

Our operating expenses decreased by 9.7% from RMB5,557 million in 2022 to RMB5,018 million (US$707 million) in 2023.

Selling and marketing expenses

Our selling and marketing expenses decreased by 21.6% from RMB1,144 million in 2022 to RMB897 million (US$126 million) in 2023, which was primarily due to the decrease in promotional expenses for social entertainment services, partially offset by increased spending on content promotion.

General and administrative expenses

Our general and administrative expenses decreased by 6.6% from RMB4,413 million in 2022 to RMB4,121 million (US$580 million) in 2023 primarily due to reduced employee-related expenses as a result of improved headcount efficiency and the expenses related to the Hong Kong secondary listing incurred in 2022.

Interest income

Our interest income was RMB1,052 million (US$148 million) in 2023, as compared to RMB711 million in 2022. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits.

Other gains, net

Our other gains, net, were RMB230 million (US$32 million) in 2023, as compared to RMB516 million in 2022. The decrease was mainly attributable to decrease in gains on step-up acquisition arising from business combination, tax rebates and government grants.

Operating profits

As a result of the foregoing, our operating profit for the year increased by 36.4% to RMB6,059 million (US$853 million) in 2023 from RMB4,443 million in 2022. Operating margin increased to 21.8% in 2023 from 15.7% in 2022.

Finance cost

Our finance cost was RMB141 million (US$20 million) in 2023, as compared to RMB108 million in 2022. The increase was primarily due to the fluctuation of foreign exchange rate.

Income tax expense

We had an income tax expense of RMB825 million (US$116 million) and RMB534 million in 2023 and 2022, respectively. Our effective tax rate was 13.6% in 2023, as compared to 12.2% in 2022. The higher effective tax rate in 2023 was because the accrual of withholding tax related to earnings to be remitted by our PRC subsidiaries to offshore entities.

Profit for the year

As a result of the foregoing, our profit for the year increased from RMB3,839 million in 2022 to RMB5,220 million (US$735 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5.A. Operating Results — Results of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 25, 2023.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	3,215	3,839	5,220	735
Adjustments:
Amortization of intangible and other assets arising from acquisitions(1)	484	498	445	63
Share-based compensation	753	834	736	104
Losses/(gains) from investments(2)	51	(141)	(7)	(1)
Income tax effects(3)	(171)	(123)	(171)	(24)
Adjusted profit for the year (Non-IFRS financial measure)	4,332	4,907	6,223	876
Attributable to:
Non-IFRS equity holders of the Company	4,146	4,745	5,923	834
Non-controlling interests	186	162	300	42
IFRS Earnings per share for Class A and Class B ordinary shares
Basic	0.91	1.15	1.58	0.22
Diluted	0.90	1.14	1.55	0.22
Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure)
Basic	1.25	1.48	1.90	0.27
Diluted	1.23	1.47	1.87	0.26
Shares used in earnings per Class A and Class B ordinary share computation
Basic	3,321,067,177	3,203,995,973	3,121,653,686	3,121,653,686
Diluted	3,363,045,757	3,234,507,356	3,168,386,031	3,168,386,031
IFRS Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.82	2.30	3.15	0.44
Diluted	1.80	2.27	3.11	0.44
Earnings per ADS (Non-IFRS financial measure)(4)
Basic	2.50	2.96	3.79	0.53
Diluted	2.47	2.93	3.74	0.53
ADS used in earnings per ADS computation
Basic	1,660,533,589	1,601,997,986	1,560,826,843	1,560,826,843
Diluted	1,681,522,878	1,617,253,678	1,584,193,016	1,584,193,016

Notes:

(1)
Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music content for which the amount was amortized over the contract period), resulting from business acquisitions or combination.
(2)
Includes the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.
(3)
Represents the income tax effects of Non-IFRS adjustments.
(4)
Each ADS represents two of our Class A ordinary shares.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2.2 to the consolidated financial statements of Tencent Music Entertainment Group included elsewhere in this annual report.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2023, we had RMB13,567 million (US$1,911 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. In addition, we had RMB18,656 million (US$2,628 million) in term deposits as of December 31, 2023. We believe that our current cash, cash equivalents, term deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to US$400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019 (the “2019 Share Repurchase Program”). On March 28, 2021, we announced another share repurchase program under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs pursuant to the relevant SEC rules (the “2021 Share Repurchase Program”). On March 21, 2023, our board of directors authorized another share repurchase program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023 (the “2023 Share Repurchase Program”). As of April 10, 2024, we have repurchased ADSs from the open market for an aggregate amount of approximately US$19 million in cash pursuant to the 2019 Share Repurchase Program, approximately US$1 billion in cash pursuant to the 2021 Share Repurchase Program and US$236 million pursuant to the 2023 Share Repurchase Program. We may make additional share repurchase depends on the market conditions.

On September 3, 2020, we issued an aggregate of US$300 million senior unsecured notes due in 2025 (the “2025 Notes”), with annual interest rate of 1.375%, and an aggregate of US$500 million senior unsecured notes due in 2030 (the “2030 Notes,” together with the 2025 Notes, the “Senior Unsecured Notes”), with annual interest rate of 2.000%. The net proceeds from the notes offering were used for general corporate purposes. Both the 2025 Notes and the 2030 Notes remained outstanding as of the date of this annual report. We are not subject to any financial covenants or other significant restrictions under these notes. In 2023, we paid an aggregate of US$14 million in interest payments related to these notes.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and potentially dividends from our subsidiaries. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	5,239	7,481	7,337	1,033
Net cash used in investing activities	(5,999)	(1,446)	(1,863)	(262)
Net cash used in financing activities	(3,710)	(3,419)	(1,538)	(217)
Net (decrease)/increase in cash and cash equivalents	(4,470)	2,616	3,936	554
Cash and cash equivalents at beginning of the year	11,128	6,591	9,555	1,346
Exchange differences on cash and cash equivalents	(67)	348	76	11
Cash and cash equivalents at end of the year	6,591	9,555	13,567	1,911

The paragraphs below set forth a detailed cashflow analysis for the year ended December 31, 2023. For a detailed cashflow analysis for the years ended December 31, 2021 and 2022, see “5.B. Liquidity and Capital Resources” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 25, 2023.

Operating activities

Net cash generated from operating activities was RMB7,337 million (US$1,033 million) in 2023. The difference between our profit before income tax of RMB6,045 million (US$851 million) and the net cash generated from operating activities was mainly due to (i) depreciation and amortization of RMB1,004 million (US$141 million); (ii) the increase in other liabilities of RMB846 million (US$119 million); (iii) non-cash share-based compensation expense of RMB649 million (US$91 million); and (iv) the decrease in other operating assets of RMB85 million (US$12 million); partially offset by (i) the income tax paid of RMB825 million (US$116 million) and (ii) the increase in accounts receivable of RMB204 million(US$29 million); and (iii)the share of profit from associates and joint ventures RMB127 million(US$18 million).

Investing activities

Net cash used in investing activities was RMB1,863 million (US$262 million) in 2023, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB13,663 million (US$1,924 million); (ii) purchase of land use right of RMB543 million(US$76 million); (iii) purchase of intangible assets of RMB456 million (US$64 million); and (iv) purchase of property, plant and equipment of RMB165 million (US$23 million); partially offset by (i) receipt from maturity of term deposits with initial terms of over three months of RMB12,828 million (US$1,807 million).

Financing activities

Net cash used in financing activities in 2023 was RMB1,538 million (US$217 million), which was mainly due to (i) payment for repurchase of ordinary shares of RMB1,249 million (US$176 million); (ii) payments for interests of RMB117 million (US$16 million); and (iii) payment for lease liabilities of RMB116 million (US$16 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, commitments, share repurchase and long-term debt obligation under our 2025 Notes and 2030 Notes. 2025 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$300 million in aggregate principal amount of senior notes bearing an annual interest rate of 1.375% which will mature on September 3, 2025. 2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$500 million in aggregate principal amount of senior notes bearing an annual interest rate of 2.000%, which will mature on September 3, 2030.

We intend to fund our existing and future material cash requirements with our existing cash balance and cash generated from operating activities. We will continue to make cash commitments, including capital expenditures, to support the growth of our business. We may also use earnings remitted by our PRC subsidiaries as a way to fulfil our onshore and offshore capital needs.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment, land use rights and intangible assets. Our capital expenditures were RMB2,758 million, RMB1,053 million and RMB1,164 million (US$164 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our commitments as of December 31, 2023.

	Payment due by period
	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Operating commitments(1)	43	6	31	4	12	2	—	—	—	—
Content royalties(2)	4,459	628	2,949	415	1,510	213	—	—	—	—
Investment commitments(3)	25	4	25	4	—	—	—	—	—	—
Capital commitments	1	0	1	0	—	—	—	—	—	—

Notes:

(1)
Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to property management and other services.
(2)
Represents the minimum royalty payments associated with license agreements to which we are subject.
(3)
Represents commitments to acquire the equity interests in certain entities.

Share Repurchase

Our share repurchase may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions. We repurchased ADSs from the open markets at an aggregate consideration of approximately US$553 million, US$447 million and US$175 million, respectively, under our share repurchase programs in 2021, 2022 and 2023. On March 21, 2023, our board of directors authorized the 2023 Share Repurchase Program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023. We generally fund our share repurchase with our existing cash and may make additional share repurchase depending on the market conditions.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We currently do not maintain any derivative contracts that are indexed to our shares and classified as shareholder’s equity and are not reflected in our consolidated financial statements and the notes thereto. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We did not have any off-balance sheet arrangements as of December 31, 2023.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. The Group conducts its operations primarily through our PRC subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company — 4.C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders or Partners.” In 2021, 2022 and 2023, the amount of Service Charges paid to our PRC subsidiaries from the VIEs was RMB17,743 million, RMB16,415 million and RMB16,610 million (US$2,339 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital. In 2023, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through the VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

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

Our R&D expenses were RMB2,339 million, RMB2,580 million and RMB2,525 million (US$356 million) in 2021, 2022 and 2023, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 4 to the consolidated financial statements of Tencent Music Entertainment Group included elsewhere in this annual report.

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

2014 Share Incentive Plan

The 2014 Share Incentive Plan was approved by the then board of directors of our company in October 2014 prior to Tencent’s acquisition of CMC. As of April 10, 2024, according to the 2014 Share Incentive Plan, 101,785,456 ordinary shares have been reserved to be issued to qualified employees, directors, non-employee directors and consultants as determined by the board of directors of our company. The options granted pursuant to the 2014 Share Incentive Plan will be exercisable only if the option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

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

Assumptions used in such determination of fair value are presented below.

	Granted in
	2021	2022	2023
Risk free interest rate	1.22%-1.63%	2.15%-2.92%	3.46%-3.83%
Expected dividend yield	0%	0%	0%
Expected volatility range	43.5%-50%	55%-60%	60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 10, 2024.

Directors and Executive Officers	Age	Position/Title
Cussion Kar Shun Pang	50	Executive Chairman
Zhu Liang	48	Director, Chief Executive Officer
Min Hu	52	Director, Chief Financial Officer
James Gordon Mitchell	50	Director
Brent Richard Irvin	51	Director
Matthew Yun Ming Cheng	54	Director
Edith Manling Ngan	59	Independent Director
Adrian Yau Kee Mak	63	Independent Director
Jeanette Kim Yum Chan	65	Independent Director
Linlin Chen	43	Group Vice President, Head of Kugou Business Unit
Tsai Chun Pan	49	Group Vice President, Head of Content Cooperation Business

Cussion Kar Shun Pang has served as our Executive Chairman since April 2021. He has been a member of our board of directors since May 2014 and served as our Chief Executive Officer from July 2016 to April 2021. Mr. Pang is responsible for setting our long term strategy, overall coordination and management of the Board and the Company, as well as serving as the head of content ecosystem business. Mr. Pang joined Tencent (HKEX: 0700) in 2008 and was appointed as the corporate vice president of Tencent in 2013. He has extensive experience across multiple businesses within Tencent including online games, e-commerce and social networking. Prior to joining Tencent, Mr. Pang worked for a number of publicly listed companies in telecommunications, internet and media industries, such as PCCW Limited (HKEX: 0008). Mr. Pang is an internet industry leader with over 25 years of experience and he received a bachelor’s degree in mathematics (honors), business administration and information systems from University of Waterloo, Canada.

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

Min Hu has served as our Chief Financial Officer since July 2016. She has been a member of our board of directors since March 2024. Ms. Hu is in charge of our finance and corporate IT functions. Prior to joining the Company, Ms. Hu served various controller roles in Tencent’s business groups, including the Interactive Entertainment Group, the Mobile Internet Group, the Social Network Group and the Technology and Engineering Group from 2007 to 2016. Prior to joining Tencent, Ms. Hu served as the director of internal audit department at Huawei Technology Co., Ltd.. Ms. Hu has more than 20 years of comprehensive experience in finance, such as financial management, capital operation, operation management, mergers and acquisitions, internal control and internal audit. Ms. Hu is a member of Chartered Institute of Management Accountants (CIMA), CPA Australia, China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA). Ms. Hu received a bachelor’s degree in Industrial Foreign Trade from Xi’an Jiaotong University in China and a master’s degree in system engineering from Beijing Jiaotong University in China.

James Gordon Mitchell has served as a member of our board of directors since December 2018, and chairs the compensation committee of the Board. Mr. Mitchell is Chief Strategy Officer and a Senior Executive Vice President of Tencent, where he has worked since July 2011. Mr. Mitchell also serves as the chairman and non-executive director of the board of China Literature Limited (HKEX: 0772) since June 2017. He is a director of certain other listed companies, including Universal Music Group (EURONEXT: UMG), Frontier Developments Plc (AIM: FDEV), and of various unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He received a degree from Oxford University and holds a Chartered Financial Analyst Certification.

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

Edith Manling Ngan has served as a member of our board of directors, and, for the purposes of the Hong Kong Listing Rules, an independent non-executive director, since December 2018, and is a member of the audit committee and the compensation committee of our Board. Ms. Ngan currently serves as an independent non-executive director of the board, audit committee chair and a member of the remuneration committee for Blue Moon Group Holdings Limited (HKEX: 6993) since December 2020, an independent non-executive director, audit committee chair and a member of the nomination committee, remuneration committee, risk committee and compliance committee for the Asia Financial Holdings Limited (HKEX: 0662) since May 2022, and an independent non-executive director of Swire Pacific Limited (HKEX: 0019 and 0087) since June 2022 and is a member of the audit committee since May 2023. She also sits on various investment committees of government funds. Prior to her retirement in 2017 as regional managing director, East Asia of the Royal Institute of Chartered Surveyors (RICS), a global leading professional body for qualifications and standards in land, property, infrastructure and construction, she was chief executive from 2012 to 2016 of the Hong Kong Securities and Investment Institute, which sets and administers the licensing examinations for the Hong Kong Securities and Futures Commission. Between 1996 and 2010, Ms. Ngan had worked in financial institutions including Invesco Asia Limited, Principal International (Asia) Ltd. and ABN AMRO Fund Services (Asia) Ltd. in regional management roles before she moved to non-profits and served as an executive director of Asia Society Hong Kong Center between 2010 and 2012. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

Adrian Yau Kee Mak has served as a member of our board of directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director, since October 2020, and is the chairman of the audit committee of the Board. Mr. Mak is primarily responsible for supervising and providing independent judgment to the Board. Mr. Mak is also an independent director of Gome Finance Technology Co., Ltd. (HKEX: 0628) and a director of Shaw Trustee (Private) Limited which is the trustee of The Sir Run Run Shaw Charitable Trust. He previously was CFO and the company secretary of Television Broadcasts Limited (HKEX: 0511) from 2004 to 2021. Prior to that, Mr. Mak was CFO of Global Digital Creations Holdings Limited (HKEX: 8271) between 2002 and 2004 and CFO of CyberCity Holdings Limited between 2000 and 2002. Mr. Mak served as an associate director in the Corporate Finance Division at the Securities and Futures Commission from 1992 to 2000, and a deputy manager of audit with KPMG from 1983 to 1992. Mr. Mak is a fellow member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Hong Kong Investor Relations Association and a member of the Hong Kong Investment and Securities Institute. Mr. Mak obtained a bachelor’s degree in chemical engineering from the University of Birmingham in the United Kingdom.

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

6.B. Compensation

Compensation

In 2023, we paid an aggregate cash compensation of approximately RMB68 million (US$10 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,456 ordinary shares. As of April 10, 2024, options to purchase a total of 789,672 ordinary shares are outstanding under the 2014 Share Incentive Plan.

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

The maximum aggregate number of ordinary shares authorized to issue pursuant to equity awards granted under the 2017 Share Option Plan is 118,884,829 ordinary shares. As of April 10, 2024, options to purchase a total of 41,259,102 ordinary shares are outstanding under the 2017 Option Plan, and 23,294,500 of such options had vested and become exercisable.

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

2017 Restricted Share Scheme

We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the company and aligning the interests of the selected personnel directly to the shareholders of the company through ownership of equity interests. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2017 Restricted Share Scheme is 216,329,580 ordinary shares. As of April 10, 2024, a total of 44,799,126 restricted shares are outstanding under the 2017 Restricted Share Scheme.

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

The following table summarizes, as of April 10, 2024, the number of Class A ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cussion Kar Shun Pang	*	0 to 7.1411	various dates from June 16, 2017 to March 15, 2024	various dates from June 16, 2027 to March 15, 2034
Zhu Liang	*	0 to 7.605	various dates from May 15, 2021 to March 15, 2024	various dates from May 15, 2031 to March 15, 2034
Min Hu	*	0 to 7.1411	various dates from December 20, 2017 to March 15, 2024	various dates from December 20, 2027 to March 15, 2034
James Gordon Mitchell	—	—	—	—
Brent Richard Irvin	—	—	—	—
Matthew Yun Ming Cheng	—	—	—	—
Edith Manling Ngan	*	0	December 15, 2023	December 15, 2033
Adrian Yau Kee Mak	*	0	November 15, 2023	November 15, 2033
Jeanette Kim Yum Chan	*	0	October 15, 2023	October 15, 2033
Linlin Chen	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2024	various dates from October 17, 2028 to March 15, 2034
Tsai Chun Pan	*	0 to 6.2	various dates from June 12, 2020 to March 15, 2024	various dates from June 12, 2030 to March 15, 2034
All directors and executive officers as a group	*	0 to 7.605	Various dates from June 16, 2017 to March 15, 2024	Various dates from June 16, 2027 to March 15, 2034

Notes:

*Less than 1% of our total outstanding shares.

As of April 10, 2024, our employees other than members of our senior management as a group held options to purchase 22,785,426 ordinary shares, with exercise prices ranging from US$0.000076 per share to US$9.525 per share.

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

Audit Committee. Our audit committee consists of Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan, and is chaired by Mr. Adrian Yau Kee Mak. Mr. Matthew Yun Ming Cheng serves as a nonvoting observer. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak qualifies as an “audit committee consolidated financial expert.” The audit committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of our company. The audit committee is responsible for, among other things:

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

We had 5,966, 5,805 and 5,185 full-time employees as of December 31, 2021, 2022 and 2023, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2023.

Function	Number of employees
Research and development	2,645
Content management and operation	1,233
Sales and marketing	506
Management and administration	801
Total	5,185

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 10, 2024, by:

•
each of our directors and executive officers;
•
all of our directors and executive officers as a group; and
•
each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,432,154,260 outstanding ordinary shares (consisting of 1,767,205,005 Class A ordinary shares and 1,664,949,255 Class B ordinary shares) as of April 10, 2024.

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

Ordinary Shares Beneficially Owned as of April 10, 2024
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers†
Cussion Kar Shun Pang	*	*	—	—	*	*	—
Zhu Liang	*	*	—	—	*	*	—
Min Hu	*	*	—	—	*	*	—
James Gordon Mitchell	*	*	—	—	*	*	*
Brent Richard Irvin	—	—	—	—	—	—	—
Matthew Yun Ming Cheng	—	—	—	—	—	—	—
Edith Manling Ngan	*	*	—	—	*	*	—
Adrian Yau Kee Mak	*	*	—	—	*	*	—
Jeanette Kim Yum Chan	*	*	—	—	*	*	—
Linlin Chen	*	*	*	*	*	*	*
Tsai Chun Pan	*	*	—	—	*	*	—
All directors and executive officers as a group	*	*	*	*	*	*	*
Principal Shareholders:
Tencent(1)	159,996,879	9.1	1,640,456,882	98.5	1,800,453,761	52.5	92.6
Spotify(2)	282,830,698	16.0	—	—	282,830,698	8.2	—

Notes:

* Less than 1% of our total outstanding shares.

** For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,432,154,260, being the number of ordinary shares outstanding (consisting of 1,767,205,005 Class A ordinary shares and 1,664,949,255 Class B ordinary shares) as of April 10, 2024, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

*** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† Except for Mr. Zhu Liang, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin, Mr. Matthew Yun Ming Cheng, Ms. Edith Manling Ngan and Ms. Jeanette Kim Yum Chan, the business address of our directors and executive officers is Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue, Hi-Tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Zhu Liang is FIYTA Hi-tech Building, Gaoxin South 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. The business address of Mr. James Gordon Mitchell and Mr. Brent Richard Irvin is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Matthew Yun Ming Cheng is 37/F, Gateway Tower 5, 15 Canton Road, Tsim Sha Tsui, Hong Kong. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong. The business address of Ms. Jeanette Kim Yum Chan is Suites 6308-10, 63/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong.

(1)
The number of ordinary shares beneficially owned represents the sum of (i) 1,640,456,882 Class B ordinary shares held by Min River Investment Limited, a company incorporated in the British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iii) an aggregate of 18,581,530 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 18,581,530 ordinary shares held by record by the minority shareholders. The foregoing beneficial ownership information of Tencent is based on the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023. Tencent is deemed to have economic interest in the foregoing 1,640,456,882 Class B ordinary shares held of record by Min River Investment Limited, representing approximately 47.8% of the total outstanding ordinary shares of our company as of April 10, 2024. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(2)
The number of Class A ordinary shares beneficially owned represents 282,830,698 Class A ordinary shares held by Spotify AB, a company incorporated in Sweden, which is beneficially owned and controlled by Spotify Technology S.A. (NYSE: SPOT). See Note (2) above for a description of the voting proxy granted by Spotify AB with respect to such ordinary shares. The registered address of Spotify AB is Regeringsgatan 19, 111 53 Stockholm, Sweden.

As of April 10, 2024, to our knowledge, 55,973,424 of our Class A outstanding ordinary shares registered on our Cayman Islands share register were held by one shareholder in the United States, which is the depositary of our ADS program, representing approximately 1.6% of our total issued and outstanding ordinary shares as of such date.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Tencent

Tencent Business Cooperation

We had a master business cooperation agreement with Tencent beginning in July 2016 when Tencent acquired CMC that expired on July 12, 2018. We then entered into a new master business cooperation agreement with Tencent, which became effective upon execution. This agreement was renewed in August 2023.

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

The table below sets forth the major related parties and their relationships with us as of December 31, 2023.

Name of related parties	Relationship with the Group

Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group(1)	364	338	172	24
Online music services to the Company’s associates and associates of Tencent Group	412	276	397	56
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	170	71	55	8
Expenses
Operation expenses recharged by Tencent Group(2)	1,260	1,272	1,188	167
Advertising agency cost to Tencent Group (3)	652	556	755	106
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group(4)	541	612	796	112
Other costs to the Company’s associates and associates of Tencent Group	176	68	26	4

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
(4)
Primarily include content royalty we paid to Tencent Group and music labels who are our associates or the associates of Tencent Group. In March 2020, we signed a five-year strategic partnership with China Literature, a subsidiary of Tencent, with an aggregate minimum guarantee of RMB250 million, and any excess portion will be shared based on a predetermined percentage. The present value of the minimum guarantee of RMB227 million was recognized as intangible assets in March 2020. In September 2022, we updated the strategic partnership arrangement with China Literature, the residual minimum guarantee profit sharing payable amounted to RMB150 million was cancelled, and intangible assets was derecognized correspondingly. Amortization expense for the year ended December 31, 2021, 2022 and 2023 was included in the content royalties to Tencent Group presented above.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	2,510	1,760	1,824	257
The Company’s associates and associates of Tencent Group	90	84	21	3
Included in prepayments, deposits and other assets from related parties:
Tencent Group	51	72	54	8
The Company’s associates and associates of Tencent Group	142	87	121	17
Included in accounts payable to related parties:
Tencent Group	719	1,231	667	94
The Company’s associates and associates of Tencent Group	198	190	269	38
Included in other payables and accruals to related parties:
Tencent Group	440	469	491	69
The Company’s associates and associates of Tencent Group	55	22	2	0

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	70	69	68	10
Share-based compensation	153	135	95	13
	223	204	163	23

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

The Group has been and may become a party to various legal or administrative proceedings arising in the ordinary course of its business, including matters relating to copyright infringement, commercial disputes and competition. As of December 31, 2023, there were 695 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB281.3 million (US$39.6 million). The Group is currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie, who previously served as our Co-President and a director, CMC, and certain affiliates of CMC as respondents. In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On July 8, 2020, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s denial of the Claimant’s petition. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award. CIETAC has, upon the notification of the court, decided to re-arbitrate on September 30, 2022 and the award of such re-arbitration substantially concurs with the award issued in April 2021. On December 1, 2023, Mr. Xie further applied in court to set aside the award of such re-arbitration. As of the date of this annual report, no ruling has been made by the court on the case. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our former co-president and director, were named as respondents in an arbitration proceeding in the PRC.”

From time to time, we may be involved in legal proceedings in the ordinary course of our business. In September 2019 and October 2019, respectively, the Company and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York (the “Federal Court Action”) and the Supreme Court of the State of New York, County of New York (the “State Court Action”). Amended complaints in both actions were filed in February 2020, at which time Tencent, based on its status as our controlling shareholder, was named as a defendant in the Federal Court Action, and the Company’s underwriters in its initial public offering were added as defendants in both actions. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that our Registration Statement dated December 12, 2018 and our annual report dated April 19, 2019 on Form 20-F contained material misstatements and omissions in violation of the U.S. federal securities laws. On April 14, 2020, the Company served a motion to dismiss the Federal Court Action, which was fully briefed and submitted to the court on May 15, 2020. On May 8, 2020, the Company filed a motion to dismiss, or in the alternative, stay, the State Court Action. By order dated August 21, 2020, the State Court Action was stayed in all respects, pending resolution of the motion to dismiss the Federal Court Action. On March 31, 2021, the Company’s motion to dismiss the Federal Court Action was granted by the U.S. District Court for the Eastern District of New York. On April 29, 2021, the plaintiffs in the Federal Court Action filed a motion for leave to file a second amended complaint, which was granted on December 27, 2021. A second amended complaint was filed in the Federal Court Action on January 10, 2022. On February 18, 2022, the Company served a motion to dismiss the second amended complaint filed in the Federal Court Action, which was fully brief and submitted to the court on March 11, 2022. On March 31, 2023, the Company’s motion to dismiss the second amended complaint in the Federal Court Action was granted, and a judgment was entered on the same day dismissing the Federal Court Action. The plaintiffs in the Federal Court Action initially filed a notice of their intention to appeal the court’s decision granting defendants’ second motion to dismiss to the Court of Appeals for the Second Circuit, but subsequently withdrew the notice pursuant to a stipulation between the parties, thereby putting an end to the Federal Court Action. On April 24, 2023, the plaintiff in the State Court Action filed a stipulation of voluntary discontinuance, discontinuing the State Court Action in its entirety. By this time, both putative securities class actions had been concluded. For risks and uncertainties relating to lawsuits against us, please see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We and our directors and officers may be named as defendants in shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flow, financial conditions, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Hong Kong Taxation

In connection with our secondary listing by way of introduction in Hong Kong in September 2022, we have established a Hong Kong share register. Dealings in our ordinary shares registered on our Hong Kong share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our ordinary shares. In the case of any transfer operating as a voluntary disposition inter vivos, a duty of HK$5.00 and 0.2% of the value of our ordinary shares transferred is charged on each instrument of transfer (if required). In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required). To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have also moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Risk Factors— Risks Related to the ADSs or our Ordinary Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of ADSs or deposits in, or withdrawals from, the ADS facility.”

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

U.S. Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or our Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares.

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
•
persons who acquire the ADSs or our Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•
persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or our Class A ordinary shares and:

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in an active conduct of a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill and other intangible assets, we believe it is reasonable to take the view that we were not a PFIC for our 2023 taxable year. However, we have not conducted a detailed analysis of the composition or valuation of our assets and therefore cannot provide any assurance that we were not in fact a PFIC for our 2023 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2023 taxable year, if our market capitalization declines or is volatile, we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. In addition, if we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rates described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding taxable years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

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

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports on Internal Revenue Service (“IRS”) Form 8621 with respect to us and any Lower-tier PFICs, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions (if any) paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, and provided that we are not a PFIC for the year of distribution or the preceding taxable year, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at favorable rates. Non-corporate U.S. Holders of ADSs should consult their tax advisers regarding the availability of these favorable rates generally and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. As discussed above under “—Taxation of Distributions,” the IRS has released notices that provide relief from certain of the provisions of the Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit. If a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. In addition, Hong Kong stamp duty imposed on dealings in our Class A ordinary shares or ADSs (see “—Hong Kong Taxation” above) will not be creditable against a U.S. Holder’s U.S. federal income tax liability. However, such tax may reduce the amount realized by a U.S. Holder upon a disposition of ADSs or Class A Ordinary Shares. The rules governing foreign tax credits and deductibility of non-U.S. taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any non-U.S. tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any non-U.S. taxes on disposition gains in their particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes that status if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, we have no other significant interest-bearing assets. Our exposure to changes in interest rates is attributable to our notes payable issued during the year ended December 31, 2023, which carried at fixed rates and do not expose us to cash flow interest-rate risk. Accordingly, we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC regulators changed the decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi appreciated approximately by 2% against U.S. dollar in 2021, depreciated approximately 9% against U.S. dollar in 2022, and appreciated approximately by 3% against the U.S. dollar in 2023. In addition, since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulators may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We have performed sensitivity analysis based on the net exposure to each of the exposure arising from U.S. dollar and RMB at end of each reporting period. As of December 31, 2023, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of U.S. dollar and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$0.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we have used all net proceeds from our IPO in the manners set forth in our IPO prospectus, including for content acquisition, strategic investments and for other operating and investment purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a–15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act. As required by Rule 13a–15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	17,500	11,880	16,500
Audit-Related Fees(2)	—	11,220	—
Other Fees(3)	1,800	1,545	490
Total	19,300	24,645	16,990

Notes:

(1)
Audit Fees. Audit fees mean the aggregate fees billed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
(2)
Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services in connection with our listing, by introduction, of our Class A ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited in September 2022, which were not included under Audit Fees above.
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

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2021, our board of directors authorized the 2021 Share Repurchase Program, under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs. The first half of the 2021 Share Repurchase Program was approved to perform during a twelve-month period commencing on March 29, 2021, while the second half was approved to perform during a twelve-month period commencing on December 15, 2021. As of December 31, 2022, we had completed the US$1 billion 2021 Share Repurchase Program and repurchased approximately 133.8 million ADSs from the open market. On March 21, 2023, our board of directors authorized the 2023 Share Repurchase Program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023.

The table below is a summary of the shares repurchased by us from April 1, 2023 to March 31, 2024. All shares were repurchased in the open market pursuant to such share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
Period
April 2023	—	—	—	500,000,000.00
May 2023	—	—	—	500,000,000.00
June 2023	—	—	—	500,000,000.00
July 2023	—	—	—	500,000,000.00
August 2023	153,992	6.89	153,992	498,939,661.12
September 2023	15,675,192	6.49	15,829,184	397,283,909.16
October 2023	3,910,670	6.23	19,739,854	372,911,911.28
November 2023	—	—	19,739,854	372,911,911.28
December 2023	5,533,119	8.57	25,272,973	325,470,356.27
January 2024	6,760,206	8.83	32,033,179	265,785,390.53
February 2024	145,517	9.04	32,178,696	264,470,397.06
March 2024	—	—	32,178,696	264,470,397.06

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

ITEM 16.I. Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16.J. Insider Trading Policies

Not applicable.

ITEM 16.K. CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall security management practices. Over the years, we have developed a set of internal rules and processes for handling cybersecurity threats and incidents and facilitate coordination across different functions and business units within our company. These rules and processes cover, among other things, steps for assessing the severity of a cybersecurity threat, identifying its source, implementing protective measures, and keeping the management and our board of directors informed of material cybersecurity threats and incidents. Depending on our needs, we either collaborate with third-party security experts for risk assessment and system enhancements or rely on our in-house teams for these critical assessments.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability” on pages 28 and 29 of this annual report.

Governance

Our senior executive officers oversee a specialized internal cybersecurity team responsible for the oversight of risks from cybersecurity threats. This team plays a crucial role in managing our cybersecurity efforts, including identifying and assessing risks, and developing strategies to address and lessen these risks. Members of this team regularly receive detailed reports from the personnel focused on cybersecurity to guide their decisions in preventing, detecting, and managing security incidents. Our cybersecurity team and personnel are highly skilled in information systems security and management, and many of them are experienced information systems security professionals and information security managers with years of experience. Our dedicated cybersecurity personnel regularly update our cybersecurity team, management and the board of directors on our overall cybersecurity practices, material cybersecurity risks and mitigation strategies, and provide cybersecurity reports periodically that cover, among other topics, external evaluations of our cybersecurity strategies, developments in cybersecurity and updates to our cybersecurity practices and mitigation strategies.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Tencent Music Entertainment Group are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

The Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 2.3 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

2.1

Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.3

Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 2.3 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

2.4

Description of Registrant’s American Depositary Shares and Class A ordinary shares (incorporated herein by reference to Exhibit 2.4 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

2.5

Description of the Registrant’s US$300,000,000 1.375% Notes due 2025 and US$500,000,000 2.000% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-248253) filed with the SEC on August 24, 2020 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the SEC on August 27, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.2

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.3

The 2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.4

The 2017 Share Option Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.5

The 2017 Restricted Share Award Scheme (as amended and restated) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.6

Investor Agreement by and among the Registrant, Tencent Holdings Limited, Spotify Technology S.A. and Spotify AB dated December 15, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.7

Amendment Agreement dated as of September 26, 2018 to the Third Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document
4.8

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Xizang Qiming (currently known as Guangxi Hexian) dated February 8, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.9

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Xizang Qiming (currently known as Guangxi Hexian) and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.10

English translation of Exclusive Option Agreement among Beijing Tencent Music, Xizang Qiming (currently known as Guangxi Hexian) and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.11

English translation of Power of Attorney granted by Beijing Zhizheng, shareholder of Xizang Qiming (currently known as Guangxi Hexian) dated March 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.12

English translation of Loan Agreement between Beijing Tencent Music and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.13

English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Qihu Yang dated March 10, 2021 (incorporated herein by reference to Exhibit 4.13 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.14

English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Dejun Gu dated March 10, 2021 (incorporated herein by reference to Exhibit 4.14 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.15

English translation of Debt Assignment and Offset Agreement among Ms. Min Hu, Mr. Dejun Gu and Beijing Tencent Music dated September 12, 2019 (incorporated herein by reference to Exhibit 4.34 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.16

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated January 16, 2023 (incorporated herein by reference to Exhibit 4.16 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.17

English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated January 16, 2023 (incorporated herein by reference to Exhibit 4.17 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.18

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.19

English translation of Voting Trust Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated January 16, 2023 (incorporated herein by reference to Exhibit 4.19 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.20

English translation of Loan Agreement among Mr. Guomin Xie, Mr. Xiaotao Chen and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 21, 2014 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.21

English translation of Debt Assignment and Offset Agreement among Mr. Xiaotao Chen, Mr. Zhongwei Qiu and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 11, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.22

English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Mr. Guomin Xie and Beijing Tencent Music dated May 11, 2020 (incorporated herein by reference to Exhibit 4.22 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Document
4.23

English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Qianhai Daizheng and Beijing Tencent Music dated January 16, 2023 (incorporated herein by reference to Exhibit 4.23 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.24

English translation of Debt Assignment and Offset Agreement among Mr. Zhongwei Qiu, Qianhai Daizheng and Beijing Tencent Music dated January 16, 2023 (incorporated herein by reference to Exhibit 4.24 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.25

English translation of Equity Interest Pledge Agreement among Yeelion Online, Beijing Kuwo and Linzhi Lichuang Information Technology Co., Ltd. dated December 5, 2022 (incorporated herein by reference to Exhibit 4.25 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.26

English translation of Equity Interest Pledge Agreement among Yeelion Online, Beijing Kuwo and Qianhai Daizheng dated December 5, 2022 (incorporated herein by reference to Exhibit 4.26 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.27

English translation of Exclusive Option Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated December 5, 2022 (incorporated herein by reference to Exhibit 4.27 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.28

English translation of Exclusive Technical Service Agreement between Yeelion Online and Beijing Kuwo dated July 12, 2016 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.29

English translation of Voting Trust Agreement among Yeelion Online, Beijing Kuwo and shareholders of Beijing Kuwo dated December 5, 2022 (incorporated herein by reference to Exhibit 4.29 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.30

English translation of Loan Agreement among Yeelion Online, Mr. Guomin Xie and certain other party named therein dated July 12, 2016 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.31†

English translation of Debt Assignment and Offset Agreement among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online dated August 20, 2019 (incorporated herein by reference to Exhibit 4.35 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.32

English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Qianhai Daizheng and Yeelion Online dated August 1, 2022 (incorporated herein by reference to Exhibit 4.32 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.33†

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Qianhai Daizheng, and Shenzhen Ultimate Music dated November 19, 2021 (incorporated herein by reference to Exhibit 4.37 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.34†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Qianhai Daizheng, and Shenzhen Ultimate Music dated November 19, 2021 (incorporated herein by reference to Exhibit 4.38 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.35†

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Shenzhen Ultimate Music dated November 19, 2021 (incorporated herein by reference to Exhibit 4.39 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.36†

English translation of Loan Agreement between Beijing Tencent Music and Qianhai Daizheng dated November 19, 2021 (incorporated herein by reference to Exhibit 4.40 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.37

English translation of Power of Attorney granted by Qianhai Daizheng dated November 19, 2021 (incorporated herein by reference to Exhibit 4.41 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
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

4.80*†	English translation of Master Business Cooperation Agreement between certain affiliates of Tencent and the Registrant dated August 14, 2023

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

Exhibit Number	Description of Document
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

97.1*	Compensation Recoupment Policy

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith

** Furnished herewith

† Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tencent Music Entertainment Group

By:	/s/ Zhu Liang
	Name:	Zhu Liang
	Title:	Chief Executive Officer

Date: April 18, 2024

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition from social entertainment services in relation to sales of durable virtual gifts

As described in Notes 2.22(b) and 4(b) to the consolidated financial statements, revenue from social entertainment services and others in the amount of RMB10,427 million for the year ended December 31, 2023 included revenue derived from the sales of durable virtual gifts on the Company’s online karaoke and live streaming platforms. The Company recognizes the revenue for sales of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service periods derived from historical data of the Company’s user relationship periods, given there is an implicit obligation of the Company to maintain the virtual gifts operating on its platforms. Significant judgments are required in determining those expected service periods including, but not limited to users’ historical activities patterns and churn rates. Management assesses the estimated lifespans of the durable virtual gifts on a regular basis or whenever there is any indication of changes in the expected service periods.

The principal considerations for our determination that performing procedures relating to revenue recognition of social entertainment services in relation to sales of durable virtual gifts is a critical audit matter are the significant judgments made by management in determining the expected service periods. This in turn led to a high degree of audit judgment and effort in performing procedures and in evaluating the assumptions used by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to the determination of the expected user relationship periods for revenue recognition from social entertainment services in relation to sales of durable virtual gifts, including information systems’ general and automated controls over the Company’s online platforms. These procedures also included, among others, (i) evaluating management’s judgment of key assumptions adopted in determining the estimated lifespans of the durable virtual gifts by comparing assumptions to actual historical results; (ii) testing the data integrity of historical users’ activities patterns and calculation of their respective churn rates; and (iii) evaluating the consideration made by management with regard to the continuing relevance of historical data of the Company’s user relationship periods and management’s periodic reassessment on any indication of changes in the expected service periods with reference to operating and marketing data of the relevant platforms.

Impairment assessments of goodwill

As described in Notes 2.9, 4(c) and 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB19,542 million as of December 31, 2023. Management conducts goodwill impairment test annually or when there are indications the carrying value may be impaired. For purposes of impairment testing, management allocates its goodwill to the relevant cash-generating units (“CGUs”), and compares the recoverable amounts of these CGUs to their respective carrying amounts. Management determined the recoverable amounts of these CGUs based on the higher of (i) their respective value in use (“VIU”) and (ii) their fair value less costs of disposal. VIU was calculated based on discounted cash flows expected to be derived from the respective CGUs. Fair value less costs of disposal was determined based on market approach. Management made significant judgments and key assumptions relating to revenue growth rates and pre-tax discount rates for the cash flow projections and selection of comparable public companies for market approach.

The principal considerations for our determination that performing procedures relating to impairment assessments of goodwill is a critical audit matter are the significant judgments made by management when determining the recoverable amounts of the related CGUs. This in turn led to a high degree of audit judgment and effort in performing procedures and in evaluating management’s key assumptions, including revenue growth rates and pre-tax discount rates for the cash flow projections and selection of comparable public companies for market approach. In addition, the audit effort also involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amounts of the Company’s CGUs. These procedures also included, among others, (i) evaluating the appropriateness of the valuation models used in management’s impairment assessments; (ii) performing the retrospective review of the significant judgments and key assumptions used in management’s discounted cash flow forecasts under VIU and also forecasted revenue used in market approach by comparing the prior period’s estimates to actual results to determine whether management’s significant judgments and key assumptions indicate a possible bias on the part of management; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; and (iv) evaluating the reasonableness of the key assumptions used in management’s discounted cash flow forecasts under VIU and also forecasted revenue used in market approach, including revenue growth rates by considering the current and past performance of the CGUs and consistency with relevant industry forecasts and market developments. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the cash flow models and the reasonableness of certain significant judgments and key assumptions, including pre-tax discount rates used in management’s cash flow forecasts and selection of comparable public companies for the market approach.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 18, 2024

We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2021	2022	2023
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		11,467	12,483	17,325
Revenue from social entertainment services and others		19,777	15,856	10,427
Total revenues	5	31,244	28,339	27,752
Cost of revenues		(21,840)	(19,566)	(17,957)
Gross profit		9,404	8,773	9,795
Selling and marketing expenses		(2,678)	(1,144)	(897)
General and administrative expenses		(4,009)	(4,413)	(4,121)
Total operating expenses		(6,687)	(5,557)	(5,018)
Interest income	6	530	711	1,052
Other gains, net	7	553	516	230
Operating profit		3,800	4,443	6,059
Share of net (loss)/profit of investments accounted for using equity method	17	(47)	38	127
Finance costs	9	(121)	(108)	(141)
Profit before income tax		3,632	4,373	6,045
Income tax expense	10(a)	(417)	(534)	(825)
Profit for the year		3,215	3,839	5,220
Attributable to:
Equity holders of the Company		3,029	3,677	4,920
Non-controlling interests		186	162	300
		3,215	3,839	5,220
		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		0.91	1.15	1.58
Diluted		0.90	1.14	1.55
Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		1.82	2.30	3.15
Diluted		1.80	2.27	3.11

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Profit for the year	3,215	3,839	5,220
Other comprehensive income, net of tax:
Items that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	(2,128)	(4,517)	3,270
Currency translation differences	(397)	1,050	214
Items that may be subsequently reclassified to profit or loss
Currency translation differences	19	(134)	(21)
Share of other comprehensive income of associates	4	75	4
Total comprehensive income for the year	713	313	8,687
Attributable to:
Equity holders of the Company	527	151	8,387
Non-controlling interests	186	162	300
	713	313	8,687

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2022	2023
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	12	323	490
Land use rights	13	2,480	2,437
Right-of-use assets	14	398	367
Intangible assets	15	2,368	2,032
Goodwill	16	19,493	19,542
Investments accounted for using equity method	17	4,330	4,274
Financial assets at fair value through other comprehensive income	18(a)	3,168	6,540
Other investments	18(b)	304	307
Prepayments, deposits and other assets	19	709	540
Deferred tax assets	10(b)	347	352
Term deposits	21(a)	6,530	8,719
		40,450	45,600
Current assets
Inventories		14	8
Accounts receivable	20	2,670	2,918
Prepayments, deposits and other assets	19	2,958	3,438
Other investments	18(b)	37	37
Term deposits	21(a)	11,291	9,937
Restricted cash	21(b)	34	31
Cash and cash equivalents	21(c)	9,555	13,567
		26,559	29,936
Total assets		67,009	75,536
EQUITY
Equity attributable to equity holders of the Company
Share capital	22	2	2
Additional paid-in capital	22	36,456	36,576
Shares held for share award schemes	22	(202)	(302)
Treasury shares	22	(6,349)	(6,996)
Other reserves	23	6,140	9,658
Retained earnings		12,052	16,969
		48,099	55,907
Non-controlling interests		1,028	1,295
Total equity		49,127	57,202
LIABILITIES
Non-current liabilities
Notes payable	25	5,536	5,636
Other payables and other liabilities	26	6	-
Deferred tax liabilities	10(b)	211	239
Lease liabilities		306	297
Deferred revenue	27	106	148
		6,165	6,320
Current liabilities
Accounts payable		4,998	5,006
Other payables and other liabilities	26	4,022	3,472
Current tax liabilities		404	567
Lease liabilities		123	115
Deferred revenue	27	2,170	2,854
		11,717	12,014
Total liabilities		17,882	18,334
Total equity and liabilities		67,009	75,536

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2021		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731
Profit for the year		-	-	-	-	-	3,029	3,029	186	3,215
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	(2,128)	-	(2,128)	-	(2,128)
Share of other comprehensive income of associates		-	-	-	-	4	-	4	-	4
Currency translation differences		-	-	-	-	(378)	-	(378)	-	(378)
Total comprehensive income for the year		-	-	-	-	(2,502)	3,029	527	186	713
Transfer of gains on disposal of financial instruments to retained earnings		-	-	-	-	(56)	56	-	-	-
Transactions with equity holders:
Expiry of put right of puttable ordinary shares	22	-	535	-	-	-	-	535	-	535
Exercise of share options/ Restricted share units (“RSUs”)	22,23	-	659	-	35	(646)	-	48	-	48
Non-controlling interests arising from business combination		-	-	-	-	-	-	-	75	75
Share-based compensation - value of employee services	23,24	-	-	-	-	647	-	647	-	647
Shares held for share award schemes	22		-	(105)	-	-	-	(105)	-	(105)
Repurchase of shares		-	-	-	(3,561)	-	-	(3,561)	-	(3,561)
Additional investments in a non-wholly owned subsidiary		-	-	-	-	(19)	-	(19)	-	(19)
Disposal of subsidiaries		-	-	-	-	-	-	-	(6)	(6)
Appropriations to statutory reserves		-	-	-	-	2	(2)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(3)	(3)
Total transactions with equity holders at their capacity as equity holders for the year		-	1,194	(105)	(3,526)	(16)	(2)	(2,455)	66	(2,389)
Balance at December 31, 2021		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2022		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055
Profit for the year		-	-	-	-	-	3,677	3,677	162	3,839
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	(4,517)	-	(4,517)	-	(4,517)
Share of other comprehensive income of associates		-	-	-	-	75	-	75	-	75
Currency translation differences		-	-	-	-	916	-	916	-	916
Total comprehensive income for the year		-	-	-	-	(3,526)	3,677	151	162	313
Capitalization of retained earnings of a subsidiary under a group restructuring		-	-	-	-	5,750	(5,750)	-	-	-
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	218	-	356	(569)	-	5	-	5
Non-controlling interests arising from business combination		-	-	-	-	-	-	-	221	221
Share-based compensation - value of employee services	23,24	-	-	-	-	665	-	665	-	665
Shares held for share award schemes	22	-	-	(19)	-	-	-	(19)	-	(19)
Repurchase of shares		-	-	-	(3,045)	-	-	(3,045)	-	(3,045)
Additional investments in a non-wholly owned subsidiary		-	-	-	-	(50)	-	(50)	(23)	(73)
Appropriations to statutory reserves		-	-	-	-	69	(69)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(70)	(70)
Other equity transaction	22,23	-	-	-	-	75	-	75	-	75
Total transactions with equity holders at their capacity as equity holders for the year		-	218	(19)	(2,689)	190	(69)	(2,369)	128	(2,241)
Balance at December 31, 2022		2	36,456	(202)	(6,349)	6,140	12,052	48,099	1,028	49,127

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2023		2	36,456	(202)	(6,349)	6,140	12,052	48,099	1,028	49,127
Profit for the year		-	-	-	-	-	4,920	4,920	300	5,220
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	3,270	-	3,270	-	3,270
Share of other comprehensive income of an associate		-	-	-	-	4	-	4	-	4
Currency translation differences		-	-	-	-	193	-	193	-	193
Total comprehensive income for the year		-	-	-	-	3,467	4,920	8,387	300	8,687
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	120	-	602	(662)	-	60	-	60
Non-controlling interests arising from business combination		-	-	-	-	71	-	71	17	88
Share-based compensation - value of employee services	23,24	-	-	-	-	649	-	649	-	649
Shares held for share award schemes	22	-	-	(100)	-	-	-	(100)	-	(100)
Repurchase of shares		-	-	-	(1,249)	-	-	(1,249)	-	(1,249)
Additional investments in a non- wholly owned subsidiary		-	-	-	-	(10)	-	(10)	(8)	(18)
Appropriations to statutory reserves		-	-	-	-	3	(3)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(42)	(42)
Total transactions with equity holders at their capacity as equity holders for the year		-	120	(100)	(647)	51	(3)	(579)	(33)	(612)
Balance at December 31, 2023		2	36,576	(302)	(6,996)	9,658	16,969	55,907	1,295	57,202

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2021	2022	2023
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	29(a)	5,370	7,627	7,455
Interest received		458	587	707
Income taxes paid		(589)	(733)	(825)
Net cash inflow from operating activities		5,239	7,481	7,337
Cash flows from investing activities
Net cash payment for business combination		(2,078)	(165)	(9)
Purchase of property, plant and equipment		(159)	(85)	(165)
Purchase of intangible assets		(1,095)	(442)	(456)
Purchase of land use right		(1,504)	(526)	(543)
Placement of short-term investments		(5,616)	(160)	-
Receipt from short-term investments		4,739	1,215	-
Placement of term deposits with initial terms of over three months		(15,153)	(33,919)	(13,663)
Receipt from maturity of term deposits with initial terms of over three months		15,892	33,170	12,828
Proceeds from disposal of subsidiaries		3	-	-
Proceeds from disposal of investments accounted for using equity method		-	-	59
Proceeds from disposal of investments accounted for as financial assets at fair value through profit or loss or other comprehensive income		363	-	-
Payments for acquisition of investments accounted for using equity method		(1,480)	(473)	(15)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		-	(160)	(10)
Payment for loan to third parties		-	-	(70)
Receipts from repayments of loans to third parties		1	-	46
Dividend received		88	74	126
Capital reduction of an associate		-	21	7
Other investing activities		-	4	2
Net cash outflow from investing activities		(5,999)	(1,446)	(1,863)
Cash flows from financing activities
Proceeds from exercise of share options		104	3	57
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(19)	(40)	(23)
Shares withheld for share award schemes	22	(105)	(18)	(100)
Payment for repurchase of ordinary shares		(3,479)	(3,127)	(1,249)
Dividends paid to non-controlling interests		(3)	(70)	(42)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		13	3	52
Payments for interests		(105)	(115)	(117)
Principal elements of lease payments	14	(116)	(130)	(116)
Proceeds from other equity transactions	23	-	75	-
Net cash outflow from financing activities		(3,710)	(3,419)	(1,538)
Net (decrease)/increase in cash and cash equivalents		(4,470)	2,616	3,936
Cash and cash equivalents at beginning of the year		11,128	6,591	9,555
Exchange differences on cash and cash equivalents		(67)	348	76
Cash and cash equivalents at end of the year		6,591	9,555	13,567

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
General information and organization
1.1.
General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”). The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. The Company’s Class A ordinary shares have been listed, by way of introduction, on the Hong Kong Stock Exchange since September 15, 2022. Each ADS of the Company represents two ordinary shares, remain primarily listed and traded on the New York Stock Exchange(“NYSE”). The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

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

1.2.
Organization and principal activities

The PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structured Contracts”) entered into among the Company, its wholly-owned subsidiaries (“WOFEs”), VIEs that are legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Structured Contracts including Exclusive Technical Service Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

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

(i)
Powers of Attorney Agreement

Pursuant to the Powers of Attorney Agreement, the shareholders of the VIEs each irrevocably granted the WOFEs or any individual designated by the WOFEs in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of the VIEs requiring shareholder approval under the PRC laws and regulations and the VIEs’ articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in the VIEs.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii)
Exclusive Technical Service Agreement or Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Technical Service Agreement or Exclusive Business Cooperation Agreement between the WOFEs and the VIEs, the WOFEs or their designated party has the exclusive right to provide business support, technical services and consulting services in return for a service fee, which represents 90% of net operating income of the VIEs together with other service fees charged for other ad hoc services provided. The WOFEs have the discretion to change the charge rate. During the term of the agreement, without the WOFEs’ prior written consent, the VIEs shall not engage any third party for rendering any of such services defined under this agreement.

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
Exclusive Purchase Option Agreement

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

(v)
Equity Interest Pledge Agreement

Pursuant to the Equity Interest Pledge Agreement enacted amongst the WOFEs, the VIEs and their shareholders, the shareholders of the VIEs pledge all of their equity interests in the VIEs to the WOFEs, to guarantee the VIEs and their shareholders’ performance of their obligations under Exclusive Purchase Option Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, and Powers of Attorney Agreement. If the VIEs and/or any of their shareholders breach their contractual obligations under this agreement, the WOFEs, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without the WOFEs’ prior written consent, shareholders of the VIEs shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice the WOFEs’ interests.

During the term of this agreement, the WOFEs are entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge was effective upon the completion of the registration of the pledge with the local branch of the State Administration for Industry and Commerce (“SAIC”), and remain effective until the VIEs and its shareholders discharge all their obligations under the Contractual Arrangements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

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

Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, and the WOFEs having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB9,793 million and RMB9,889 million as at December 31, 2022 and 2023, respectively.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of the WOFEs for the liabilities of the VIEs, and the WOFEs do not have the obligation to assume the liabilities of these VIEs.

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

The Company’s ability to control VIEs also depends on rights provided to the WOFEs, under the Powers of Attorney Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes these Powers of Attorney Agreements are legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the Contractual Arrangements between the Company or the WOFEs, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

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

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs on a combined basis.

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Total current assets	10,351	11,077
Total non-current assets	7,420	7,141
Total assets	17,771	18,218
Total current liabilities	(6,704)	(6,632)
Total non-current liabilities	(329)	(317)
Total liabilities	(7,033)	(6,949)

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Total revenues	30,949	27,426	26,770
Net loss	(209)	(432)	(302)
Net cash (outflow)/inflow from operating activities	(671)	(17)	518
Net cash outflow from investing activities	(3,554)	(379)	(430)
Net cash inflow/(outflow) from financing activities	3,462	252	(40)
Net (decrease)/increase in cash and cash equivalents	(763)	(144)	48
Cash and cash equivalents, beginning of the year	1,397	634	490
Cash and cash equivalents, end of the year	634	490	538

The above combined financial statements amounts and balances included intercompany transactions which have been eliminated in the Company’s consolidated financial statements.

As at December 31, 2022 and 2023, the total assets of Group’s VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets, intangible assets, and land use rights, as applicable.

As at December 31, 2022 and 2023, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group’s VIEs include intangible assets acquired through business combinations, prepaid content royalties and domain names and servers. The balances of these assets as at December 31, 2022 and 2023 were included in the line of “Total non-current assets” in the table above.

The unrecognized revenue-producing assets held by the Group’s VIEs mainly consist of internally generated intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

2.
Summary of material accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the IFRS Accounting Standards as issued by International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of other investments, financial assets at fair value through other comprehensive income, other financial liabilities which are carried at fair value.

The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2.
New and amendments to the accounting standards adopted and recent accounting pronouncements
(a)
New and amendments to the accounting standards adopted

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2023:

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	International tax perform - Pillar Two Rules

The adoption of these standards does not have material impact on the consolidated financial statements of the Group.

(b)
Recent accounting pronouncements

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2023, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a material effect on the consolidated financial statements of the Group.

Effective for annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier finance arrangements	January 1, 2024
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IAS 28 and IFRS 10	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2.13.
Accounts receivable

Accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. Accounts receivable are generally due for settlement within 30 to 90 days and therefore are all classified as current.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.14.
Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term deposits with original maturities of three months or less.

2.15.
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

2.16.
Accounts and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 1 year of recognition. Accounts and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

2.17.
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

General and specific finance costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. During the year ended December 31, 2021, 2022 and 2023, no finance costs had been capitalized.

2.18.
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

2.19.
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

2.20.
Share-based payments

The Group operates a number of equity-settled share-based compensation plan (including share option schemes and share award schemes), under which the Group receives services from employees as consideration for equity instruments (including stock options and RSUs of the Group). In addition, the controlling shareholder, Tencent, also operates certain share-based

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

compensation plans (mainly share option schemes and share award schemes) which may cover the employees of the Group. Share awards granted to the employees of the Group are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company or as “contribution from ultimate holding company” if it is related to equity instruments of Tencent.

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

2.21.
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

2.22.
Revenue recognition

The Group generates revenues primarily from provision of music entertainment services, such as paid music, virtual gifts sales and online advertising. Revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time.

(a)
Revenue from online music services

Online music services revenues primarily include revenues from subscriptions, sale of digital music singles and albums and online advertising on the Group’s online music platforms.

The Group provides to users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and access to pay-for-streaming content with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(b)
Revenue from social entertainment services and others

The Group offers virtual gifts to users for free or sells virtual gifts to users on the Group’s online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by the Group. The utilization of each virtual gift sold to users is considered as the performance obligation and the Group allocates revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to the customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable items are consumed upon purchase and use, while time-based items could be used for a fixed period. The Group does not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue for the sale of consumable virtual gifts on the online karaoke and online broadcasting platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally does not exceed one year. The Group recognizes the revenue for sales of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service periods derived from historical data of the Group’s user relationship periods, given there is an implicit obligation of the Group to maintain the virtual gifts operating on its platforms.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group may share with performers a portion of the revenues derived from the sales of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sales of virtual gifts are recorded at the gross amount, with the portion shared with performers recorded as cost of revenues, as the Group considers itself the primary obligor in the sales of virtual gifts with the Group possesses the latitude in establishing prices; and the rights to determine the specifications or change the virtual gifts.

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

2.23.
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

2.24.
Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses for branding and acquiring user traffic for the Group’s online music show platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation). Advertising costs are included in “Selling and marketing” and are expensed when the service is received.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.25.
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

2.26.
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

(a)
Market risk
(i)
Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US$. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Group’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is US$ whereas the functional currency of the subsidiaries which operate in the PRC is RMB. The Group currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures.

As of December 31, 2023, the Group’s monetary assets that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB9 million (2022: RMB9 million) and RMB72 million (2022: RMB34 million), respectively, and the Group’s monetary liabilities that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB2 million (2022: RMB5 million) and RMB37 million (2022: RMB22 million), respectively.

The Group performed sensitivity analysis based on the net exposure to each of the exposure arising from US$ and RMB at end of each reporting period. As at December 31, 2022 and 2023, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of US$ and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

(ii)
Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for 2022 and 2023. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB158 million and RMB327 million higher/lower, for the years ended December 31, 2022 and 2023, respectively, and profit for the year would have been approximately RMB17 million and RMB17 million higher/lower, for the years ended December 31, 2022 and 2023, respectively.

(iii)
Interest rate risk

Other than term deposits with initial terms of over three months, restricted cash and cash and cash equivalents, the Group has no other significant interest-bearing assets.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s exposure to changes in interest rates is attributable to its notes payable issued during the year ended December 31, 2022 and 2023 (Note 25), which carried at fixed rates and does not expose the Group to cash flow interest-rate risk. Accordingly, the directors of the Company do not anticipate there is any significant impact on the Group’s financial performance resulting from the changes in interest rates.

(b)
Credit risk

The Group is exposed to credit risk in relation to its cash and cash deposits (including term deposits) placed with banks and financial institutions, as well as accounts and other receivables. The carrying amount of each class of these financial assets represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial assets.

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

No single external customer contributed to more than 10% of the revenue of the Group for the year ended December 31, 2022 and 2023.

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year end. As at December 31, 2022 and 2023, loss allowance made against the gross amounts of accounts receivable were not material, accordingly, the provision matrix is not presented.

As at December 31, 2022 and 2023, the carrying amounts of accounts receivable approximated their fair values.

(c)
Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As at December 31, 2022 and 2023, the Group’s major external borrowings represented the senior unsecured notes issued in September 2020, details of which are disclosed in Note 25. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2023 are RMB100 million (FY22: RMB98 million), RMB2,437 million (FY22: RMB2,425 million) and RMB3,683 million (FY22: RMB3,691 million) respectively.

Apart from the above, majority of the Group’s financial liabilities comprised lease liabilities, accounts payable, and other payables and accruals. Except for the other payables and accruals are due for settlement contractually within 12 months, the contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2023 are RMB141 million (FY22:RMB196 million), RMB326 million (FY22: RMB347 million) and RMB10 million (FY22: RMB27 million) respectively. The contractual undiscounted cash flows of the Group’s accounts payable in the next twelve months and more than 1 year but within 5 years as at December 31, 2023 are RMB4,976 million (FY22: RMB5,000 million) and nil (FY22: RMB50 million) respectively.

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

As at December 31, 2022 and 2023, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

3.3.
Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2022 and 2023 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

As at December 31, 2022 and 2023, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 18(a)) stated in the consolidated balance sheets measured at level 1 hierarchy, while other investments (Note 18(b)) at level 3 fair value hierarchy.

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price already incorporates the market's assumptions with respect to changes in economic climate such as rising interest rates and inflation, as well as changes due to ESG risk. These instruments are included in level 1.

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

The components of the level 3 instruments mainly include investments in unlisted companies classified as other investments. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc.

For the years ended December 31, 2022 and 2023, there was no transfer between level 1, 2 and 3 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, represented other investments (Note 18(b)).

4.
Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, may seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

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

(b)
The estimates of the lifespans of durable virtual gifts

Users purchase certain durable virtual gifts on the Group’s online karaoke and live streaming platforms and the relevant revenue is recognized based on the estimated lifespans of the virtual gifts. The estimated lifespans are determined by the management based on the expected service periods derived from historical data of user relationship periods.

Significant judgments are required in determining the expected service periods, including but not limited to user’ historical activities patterns and churn rates. The Group has adopted a policy of assessing the estimated lifespans of durable virtual gifts on a regular basis or whenever there is any indication of change in the expected service periods.

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

Management judgments are required in the area of asset impairment, particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches; and (iv) the appropriate key assumptions to be applied in the adopted valuation models, including discounted cash flows and market approach. Changing the assumptions selected by management in assessing impairment, including the revenue growth rates and pre-tax discount rates assumptions adopted in the cash flow projections and selection of comparable companies adopted in the market approach, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the key assumptions applied, it may be necessary to take an impairment charge to income statement.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

5.
Revenue

During the years ended December 31, 2021, 2022 and 2023, revenue contributed by music subscription packages, which were recognized over time, amounted to RMB7,333 million, RMB8,699 million and RMB12,096 million, respectively.

During the years ended December 31, 2021, 2022 and 2023, revenue contributed by advertising services amounted to RMB2,687 million, RMB2,118 million and RMB3,003 million, respectively.

During the years ended December 31, 2021, 2022 and 2023, the majority of the revenue from online music services are recognized over time and the majority of the revenue from social entertainment services are recognized at a point in time.

As at December 31, 2022 and 2023, incremental contract costs related to contracts with customers were not material to the Group.

The Group does not disclose the information about the remaining performance obligation as the performance obligations of the Group have an expected duration of one year or less.

Details of contract liabilities were disclosed in Note 27.

6.
Interest Income

Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

7.
Other gains, net

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Government grants and tax rebates (note)	393	316	195
Impairment provision for investment in an associate (Note 17)	-	-	(23)
Gains on step-up acquisition arising from business combination	8	141	4
Fair value change of investments	105	26	-
Net (losses)/gains in relation to equity investments	(10)	1	12
Dividend from investments	27	14	15
Others	30	18	27
	553	516	230

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.
Expenses by nature

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Service costs (note i)	18,992	16,540	14,176
Advertising agency fees	667	609	790
Employee benefits expenses (note ii and note iii)	3,915	4,224	3,990
Promotion and advertising expenses	2,387	852	603

Notes:

(i)
Service costs mainly comprised licensing costs, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.
(ii)
During the years ended December 31, 2021, 2022 and 2023, the Group incurred expenses for the purpose of research and development of approximately RMB2,339 million, RMB2,580 million and RMB2,525 million, which comprised employee benefits expenses of RMB2,050 million, RMB2,297 million and RMB2,303 million, respectively. No material development expenses had been capitalized for the years ended December 31, 2021, 2022 and 2023.
(iii)
Employee benefits expenses

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	2,518	2,688	2,562
Welfare, medical and other expenses	453	508	566
Share-based compensation expenses	752	823	670
Contribution to pension plans	192	205	192
	3,915	4,224	3,990

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

9.
Finance costs

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Interest and related expenses	120	115	124
Exchange losses/(gains)	1	(7)	17
	121	108	141

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

(iii)
PRC

Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) and “Software Enterprise” (“SE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%. Qualified SE is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years.

Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. For the years ended December 31, 2022 and 2023, Yeelion Online and TME Tech Shenzhen were recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15%. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was qualified as an SE and was entitled to a reduced tax rate of 12.5% for the years ended December 31, 2021, 2022 and 2023.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 3% to 9%.

(iv)
Withholding tax

Under the current CIT Law, dividends for earnings derived from January 1, 2008 and onwards paid by PRC entities to any of their foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Under the tax arrangement between the PRC and Hong Kong, the reduced withholding tax rate for dividends paid by PRC entities is 5% provided the Hong Kong investors meet the requirements as stipulated by relevant PRC tax regulations, such as the beneficiary owner test.

(v)
OECD Pillar Two model rules

The OECD published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws (“Pillar Two legislation”) to implement the Pillar Two model rules on a globally agreed common approach. A Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules (i.e., a multinational Group that has annual revenue of EUR 750 million or more in the Consolidated Financial Statements of the Ultimate Parent Entity in at least two of the four Fiscal Years immediately preceding the tested Fiscal Year), which the Group’s ultimate holding company Tencent Holdings Limited (“Tencent”) is reasonably expected to fall into. As a partially owned parent entity (“POPE”) of Tencent, it imposes a top-up tax on Group’s profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%.

As of December 31, 2023, the Group mainly operates in the Mainland China, Hong Kong and Cayman Islands, where the legislation is not yet substantively enacted or enacted. Besides, certain of the Company’s subsidiaries are located in jurisdictions where Pillar Two legislation is enacted or substantively enacted, but not yet in effect, mainly Japan. However, some of these jurisdictions are in the process of issuing their Pillar Two legislation. Tencent and the Group are currently in the process of assessing its exposure to the Pillar Two legislation for when it comes into effect. It is reasonably estimated that, if Pillar Two legislation had been in effect, the Group’s income tax would not have been materially changed for the year ended December 31, 2023.

Since none of the Pillar Two legislation has come into effect, the Group does not recognise any current tax for the year ended December 31, 2023. For deferred income tax accounting, the Group has applied the exception to recognising and disclosing information about deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023 (Note 2.2(a)).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense of the Group is analyzed as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Current income tax	530	604	814
Deferred income tax (note b)	(113)	(70)	11
Total income tax expense	417	534	825

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2021, 2022 and 2023, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Profit before income tax	3,632	4,373	6,045
Tax calculated at a tax rate of 25%	908	1,093	1,511
Effects of different tax rates applicable to different subsidiaries of the Group	29	(22)	(34)
Effects of tax holiday on assessable profit of certain subsidiaries	(34)	-	-
Effects of preferential tax rate on assessable profit of certain subsidiaries	(664)	(764)	(888)
Expense not deductible for tax purposes	191	222	187
Income not subject to tax	(3)	-	(1)
Unrecognized deferred income tax assets	27	44	32
Utilization of previously unrecognized tax assets	(38)	(33)	(45)
Withholding tax on earnings expected to be remitted by subsidiaries	-	-	75
Others	1	(6)	(12)
	417	534	825

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Effects of tax holiday on assessable profit of certain subsidiaries	34	-	-
Per ordinary share effect—basic	0.01	-	-
Per ordinary share effect—diluted	0.01	-	-

The Group’s profit before tax consists of:

	Year ended December 31,
	2021 RMB’million	2022 RMB’million	2023 RMB’million
Non-PRC	(5)	219	311
PRC	3,637	4,154	5,734
	3,632	4,373	6,045

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Deferred income tax

	As at December 31,
	2022	2023
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	134	144
Deferred revenue	49	17
Accruals	159	177
Lease liabilities (note)	86	76
Others	5	13
Total deferred tax assets	433	427
Set-off of deferred tax assets pursuant to set-off provisions	(86)	(75)
Net deferred tax assets	347	352
The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	215	167
Right-of-use assets (note)	82	72
Withholding tax on the earnings expected to be remitted by subsidiaries	-	75
Total deferred tax liabilities	297	314
Set-off of deferred tax liabilities pursuant to set-off provisions	(86)	(75)
Net deferred tax liabilities	211	239

Note: prior period balances have changed to conform with current year classification.

The recovery of deferred income tax:

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Gross deferred tax assets:
to be recovered after more than 12 months	42	33
to be recovered within 12 months	391	394
	433	427
Set-off of deferred tax assets pursuant to set-off provisions	(86)	(75)
Net deferred tax assets	347	352
Gross deferred tax liabilities:
to be recovered after more than 12 months	182	139
to be recovered within 12 months	115	175
	297	314
Set-off of deferred tax liabilities pursuant to set-off provisions	(86)	(75)
Net deferred tax liabilities	211	239

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Lease liabilities (note)	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2022	134	83	118	46	13	394
(Charged)/credited to income statement	-	(34)	41	40	(8)	39
At December 31, 2022	134	49	159	86	5	433
Credited/(charged) to income statement	10	(32)	18	(10)	8	(6)
At December 31, 2023	144	17	177	76	13	427

Note: prior period balances have changed to conform with current year classification.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2022 and 2023, the Group did not recognize deferred income tax assets of RMB136 million and RMB122 million respectively in respect of cumulative tax losses amounting to RMB671 million and RMB597 million respectively. These tax losses will expire from 2024 to 2028.

The movements of deferred income tax liabilities were as follows:

	Intangible assets	Right-of-use assets (note)	Withholding tax on the earnings expected to be remitted by subsidiaries	Total
	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2022	275	44	-	319
(Credited)/charged to income statement	(69)	38	-	(31)
Business combinations	9	-	-	9
At December 31, 2022	215	82	-	297
(Credited)/charged to income statement	(60)	(10)	75	5
Business combinations	12	-	-	12
At December 31, 2023	167	72	75	314

Note: prior period balances have changed to conform with current year classification.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Earnings
Net profit attributable to equity holders of the Company	3,029	3,677	4,920

	Number of shares
	Year ended December 31,
	2021	2022	2023
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,321,067,177	3,203,995,973	3,121,653,686
Dilution effect- adjustments for share options and RSUs	41,978,580	30,511,383	46,732,345
Shares used in computing diluted earnings per share	3,363,045,757	3,234,507,356	3,168,386,031

	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	0.91	1.15	1.58
Diluted earnings per share for Class A and Class B ordinary shares	0.90	1.14	1.55
Basic earnings per ADS	1.82	2.30	3.15
Diluted earnings per ADS	1.80	2.27	3.11

Note: One ADS represents two Class A ordinary shares of the Company.

For the years ended December 31, 2021, 2022 and 2023, certain share options, certain RSU and puttable shares that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.
Property, plant and equipment

	Servers and network equipment	Leasehold improve -ments	Construction in progress	Office furniture, equipment and others	Total
	RMB ’million	RMB ’million	RMB ’million	RMB ’million	RMB ’million
At January 1, 2022
Cost	344	137	37	91	609
Accumulated depreciation	(260)	(57)	-	(49)	(366)
Net book amount	84	80	37	42	243
Year ended December 31, 2022
Opening net book amount	84	80	37	42	243
Transfer from construction in progress	-	7	(7)	-	-
Additions	23	23	102	23	171
Disposals	-	(1)	-	-	(1)
Depreciation charge	(37)	(25)	-	(28)	(90)
Closing net book amount	70	84	132	37	323
At December 31, 2022
Cost	354	166	132	95	747
Accumulated depreciation	(284)	(82)	-	(58)	(424)
Net book amount	70	84	132	37	323
Year ended December 31, 2023
Opening net book amount	70	84	132	37	323
Transfer from construction in progress	-	1	(1)	-	-
Additions	12	21	210	20	263
Disposals	(5)	(3)	-	(6)	(14)
Depreciation charge	(27)	(33)	-	(22)	(82)
Closing net book amount	50	70	341	29	490
At December 31, 2023
Cost	335	168	341	96	940
Accumulated depreciation	(285)	(98)	-	(67)	(450)
Net book amount	50	70	341	29	490

The Group used the facilities for issuing payment guarantees of the constructions of buildings and has utilized RMB9 million related to the constructions of buildings as at December 31, 2023.

During the years ended December 31, 2021, 2022 and 2023, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Cost of revenues	66	46	37
General and administrative expenses	33	44	45
	99	90	82

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.
Land use rights

	Year ended December 31,
	2022	2023
	RMB’million	RMB’million
Net book amount at January 1	1,495	2,480
Additions	1,052	32
Amortization charge	(67)	(75)
Net book amount at December 31	2,480	2,437

The land use rights mainly represent prepaid operating lease payments in respect of land in the Mainland China with lease period ranging from 30 to 40 years.

14.
Right-of-use assets

The carrying amounts of right-of-use assets are as below:

	Buildings	Others	Total
	RMB’million	RMB’million	RMB’million
Net book amount at January 1, 2022	282	1	283
Inception of new leases	267	-	267
Depreciation charge	(146)	-	(146)
Disposals	(5)	(1)	(6)
Net book amount at December 31, 2022	398	-	398
Inception of new leases	114	-	114
Depreciation charge	(141)	-	(141)
Disposals	(4)	-	(4)
Net book amount at December 31, 2023	367	-	367

The interest expense arising from lease liabilities (included in finance costs) and expenses related to short-term leases (included in cost of revenue and expenses) are as below:

	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Interest expense (included in finance costs)	15	19	18
Expense relating to short-term leases (included in cost of revenues and expenses)	331	208	71

During the years ended December 31, 2022 and 2023, the leases of low value were immaterial and there were no lease with variable lease payment.

The total cash outflow in financing activities for leases in the years ended December 31, 2021, 2022 and 2023 was RMB130 million, RMB151 million and RMB132 million, respectively, including principal elements of lease payments of approximately RMB116 million, RMB130 million and RMB116 million, and related interest paid of approximately RMB14 million, RMB21 million and RMB16 million, respectively.

Accordingly, the total cash outflow for leases in the years ended December 31, 2021, 2022 and 2023 was RMB461 million, RMB359 million, RMB204 million, respectively.

The Group considered the leases as single transactions in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2022 and 2023, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

During the years ended December 31, 2021, 2022 and 2023, the leases of low value items were immaterial and there were no lease with variable lease payment.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.
Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Corporate customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2022
Cost	1,557	2,672	335	204	161	357	5,286
Accumulated amortization	(651)	(1,011)	(278)	(188)	(143)	(186)	(2,457)
Net book amount	906	1,661	57	16	18	171	2,829
Year ended December 31, 2022
Opening net book amount	906	1,661	57	16	18	171	2,829
Additions	-	400	-	-	-	26	426
Business combinations	93	8	2	40	15	28	186
Disposals	-	(149)	-	-	-	-	(149)
Amortization charge	(140)	(658)	(53)	(9)	(7)	(57)	(924)
Closing net book amount	859	1,262	6	47	26	168	2,368
At December 31, 2022
Cost	1,650	2,826	336	244	176	404	5,636
Accumulated amortization	(791)	(1,564)	(330)	(197)	(150)	(236)	(3,268)
Net book amount	859	1,262	6	47	26	168	2,368
Year ended December 31, 2023
Opening net book amount	859	1,262	6	47	26	168	2,368
Additions	-	461	-	-	-	9	470
Business combinations	-	66	-	-	-	-	66
Disposals	-	(91)	-	-	-	-	(91)
Amortization charge	(143)	(563)	(3)	(10)	(6)	(56)	(781)
Closing net book amount	716	1,135	3	37	20	121	2,032
At December 31, 2023
Cost	1,650	3,275	337	244	176	413	6,095
Accumulated amortization	(934)	(2,140)	(334)	(207)	(156)	(292)	(4,063)
Net book amount	716	1,135	3	37	20	121	2,032

During the years ended December 31, 2021, 2022 and 2023, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Cost of revenues	577	722	578
Selling and marketing expenses	19	11	10
General and administrative expenses	183	191	193
	779	924	781

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.
Goodwill

	Year ended December 31,
	2022	2023
	RMB’million	RMB’million
At January 1	19,121	19,493
Business combinations	372	49
At December 31	19,493	19,542

For the purpose of goodwill impairment tests, goodwill was allocated to the group of CGUs below the level of operating segment of the Group. Goodwill of approximately RMB17.8 billion, mainly arose from the Merger in 2016 (Note 1.1) and the acquired long-form audio company, was allocated to the related online music and social entertainment operations. The remaining goodwill was related to certain other businesses acquired.

The Group carries out its impairment testing on goodwill at each year end by comparing the recoverable amounts of CGUs to their carrying amounts. The recoverable amount of CGUs is the higher of its fair value less costs of disposal and its value in use. The Group adopted value in use for all of the goodwill impairment assessment except for that of an overseas business which adopted fair value less costs of disposal.

For online music and social entertainment operations as stated above, value in use using discounted cash flows was calculated based on five-year financial projections with an average compound annual revenue growth of not more than 5% (2022: not more than 5%) plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate of not more than 3% (2022: not more than 3%). Pre-tax discount rate of not more than 16.0% (2022: not more than 16.0%) was applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. For the other businesses, value in use using discounted cash flows was calculated, generally, based on five-year financial projections with an average compound annual revenue growth of not more than 25% (2022: not more than 14%) plus an estimated terminal growth rate of not more than 3% (2022: not more than 3%). Pre-tax discount rates of not more than 20.0% (2022: not more than 20.0%) were applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. In respect of the market approach adopted for an overseas business, the fair value less costs of disposal was primarily determined based on ratios of enterprise value to revenue of several comparable public companies (range: 0.5x – 3.0x), where the fair value was determined as level 3 according to the principle set out in Note 3.3. The comparable public companies were chosen based on factors such as industry similarity, company size, profitability and financial risks etc.

Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the above CGUs applied discounted cash flows method to exceed their respective recoverable amounts as material headroom resulted from the impairment reviews over their respective carrying amounts. No impairment had been recognized for the years ended December 31, 2022 and 2023.

17.
Investments accounted for using equity method

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Investments in associates	4,249	4,193
Investments in joint ventures	81	81
	4,330	4,274

	Year ended December 31,
	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Share of (loss)/profit of investments accounted for using equity method:
Associates	(45)	40	129
Joint ventures	(2)	(2)	(2)
	(47)	38	127

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2022	2023
	RMB’million	RMB’million
At January 1	3,599	4,330
Additions	511	9
Business combination	-	1
Share of profit, net	38	127
Share of other comprehensive income	75	4
Disposal	-	(70)
Step-up acquisition accounted for as business combination	(93)	(42)
Capital reduction	(21)	(7)
Impairment provision (note)	-	(23)
Currency translation differences	295	67
Dividend received	(74)	(122)
At December 31	4,330	4,274

Note:

Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments may be impaired, including but not limited to their financial positions, business performances and market capitalization. The Group carries out impairment assessment on those investments with impairment indicators, and the respective recoverable amounts of investments are determined with reference to the higher of fair value less costs of disposal and value in use.

In respect of the recoverable amount using value in use, the discounted cash flows calculations are based on cash flow projections estimated by management and the key assumptions adopted in these cash flow projections include revenue growth rates, profit margins and discount rates. In respect of the recoverable amount based on fair value less costs of disposal, the amount is calculated with reference to their respective market prices or using certain key valuation assumptions including the selection of comparable companies, recent market transactions and liquidity discount for lack of marketability.

The Group performed an impairment test for the investment in an associate and recognized an impairment provision of RMB23 million based on the recoverable amounts, and their recoverable amounts were determined using fair value less costs of disposal.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

18.
Financial assets at fair value
(a)
Financial assets at fair value through other comprehensive income

As at December 31, 2022 and 2023, the Group’s financial assets at fair value through other comprehensive income mainly represented its listed equity investment in Spotify Technology S.A. (“Spotify”) and Warner Music Group Corp (“WMG”).

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2022	2023
	RMB’million	RMB’million
Listed equity investments
At January 1	7,302	3,168
Fair value change	(4,517)	3,270
Currency translation differences	383	102
At December 31	3,168	6,540

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Other investments

Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,
	2022	2023
	RMB’million	RMB’million
At January 1	236	341
Additions	160	10
Disposal	(74)	(11)
Currency translation differences	19	4
At December 31	341	344
Of which are:
Current	37	37
Non-current	304	307
	341	344

19.
Prepayments, deposits and other assets

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Included in non-current assets
Prepaid content royalties	603	430
Others	106	110
	709	540
Included in current assets
Prepaid content royalties	1,606	1,949
Value-added tax recoverable	181	125
Prepaid vendors deposits and other receivables	647	815
Prepaid promotion and other expenses	399	438
Receivable from Tencent (Note 32(b))	72	54
Others	53	57
	2,958	3,438

20.
Accounts receivable

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Accounts receivable	2,731	2,995
Less: loss allowance for expected credit losses	(61)	(77)
Accounts receivable, net	2,670	2,918
Ageing analysis of the accounts receivable based on invoice date:
Up to 3 months	2,127	2,519
3 to 6 months	119	177
Over 6 months	485	299
	2,731	2,995

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The loss allowances for accounts receivable as at December 31, 2022 and 2023 reconciled to the opening loss allowances as follows:

	Year ended December 31,
	2022	2023
	RMB’million	RMB’million
At January 1	20	61
Provision for loss allowance recognized in income statement	47	17
Receivables written off during the year as uncollectible	(6)	(1)
At December 31	61	77

21.
Term deposits and cash and cash equivalents
(a)
Term deposits

As at December 31, 2022 and 2023, the Group’s term deposits were denominated in RMB and US$.

As at December 31, 2022 and 2023, the carrying amounts of the term deposits with initial terms of over three months approximated their fair values.

(b)
Restricted cash

As at December 31, 2023, restricted cash held at banks of RMB31 million (December 31, 2022: RMB34 million) were mainly denominated in RMB, representing restricted deposits used as security against certain lawsuits.

(c)
Cash and cash equivalents

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Cash at bank	9,153	13,567
Term deposits with initial terms within three months	402	-
	9,555	13,567

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.
Share capital

	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury Shares RMB’million
Balance January 1, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,044	(78)	(134)
Expiry of put right of puttable ordinary shares (note v)	-	-	535	-	-
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	659	-	35
-Shares held for share award schemes (note ii)	-	-	-	(105)	-
Issuance of ordinary shares	5,010,526	-	-	-	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(3,561)
Balance December 31, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,238	(183)	(3,660)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	218	-	356
-Shares held for share award schemes (note ii)	-	-	-	(19)	-
-Shares allotted and issued for share award schemes (note iii)	42,000,000	-	-	-	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(3,045)
Shares cancellation	(2)	-	-	-	-
Balance December 31, 2022
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,432,154,262	2	36,456	(202)	(6,349)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	120	-	602
-Shares held for share award schemes (note ii)	-	-	-	(100)	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(1,249)
Shares cancellation	(1)	-	-	-
Balance December 31, 2023
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,432,154,261	2	36,576	(302)	(6,996)

As at December 31, 2022 and 2023, analysis of the Company’s issued shares is as follows:

	As at December 31, 2022		As at December 31, 2023
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	1,717,015,084	1	1,767,205,006	1
Class B ordinary shares	1,715,139,178	1	1,664,949,255	1
	3,432,154,262	2	3,432,154,261	2

* All issued shares were fully paid as at December 31, 2022 and 2023.

(i)
During the years ended December 31, 2022 and 2023, the Company transferred 11,906,200 and 24,532,300 Class A ordinary shares from the Treasury shares to the grantees for the exercise of share options/RSUs, respectively.
(ii)
During the years ended December 31, 2021, 2022 and 2023, the Share Scheme Trust withheld 1,878,732, 1,188,136 and 3,319,513 Class A ordinary shares of the Company for an amount of approximately RMB105 million, RMB19 million and RMB100 million which had been deducted from the equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)
As at December 31, 2022, and 2023, 53,270,922 and 49,586,982 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes, respectively.

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

In March 2023, the board of directors of the Company authorized a new share repurchase program, under which the Company may repurchase up to USD500 million of its Class A ordinary shares in the form of ADSs during a 24-month period commencing from March 20, 2023 (the “2023 Share Repurchase Program”).

During the year ended December 31, 2023, the Company repurchased 25,272,973 ADSs from the open market, at an aggregate consideration of approximately US$175 million (equivalents to approximately RMB1,249 million) in cash, under the 2023 Share Repurchase Program.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.
Other reserves

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2021	1,610	463	145	(574)	5,575	(919)	6,300
Currency translation differences	-	-	-	(378)	-	-	(378)
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	(2,128)	-	(2,128)
Transfer of gains on disposal of financial instruments to retained earnings	-	-	-	-	(56)	-	(56)
Share of other comprehensive income of associates	-	-	-	-	-	4	4
Share based compensation	647	-	-	-	-	-	647
Exercise of share options/ RSUs	(646)	-	-	-	-	-	(646)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(19)	(19)
Profit appropriations to PRC statutory reserves	-	-	2	-	-	-	2
At December 31, 2021	1,611	463	147	(952)	3,391	(934)	3,726
Capitalization of retained earnings of a subsidiary under a group restructuring	-	-	-	-	-	5,750	5,750
Currency translation differences	-	-	-	916	-	-	916
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	(4,517)	-	(4,517)
Share of other comprehensive income of associates	-	-	-	-	-	75	75
Share based compensation	665	-	-	-	-	-	665
Exercise of share options/ RSUs	(569)	-	-	-	-	-	(569)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(50)	(50)
Profit appropriations to PRC statutory reserves	-	-	69	-	-	-	69
Other equity transactions (Note 22(iv))	-	-	-	-	75	-	75
At December 31, 2022	1,707	463	216	(36)	(1,051)	4,841	6,140
Currency translation differences	-	-	-	193	-	-	193
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	3,270	-	3,270
Share of other comprehensive income of an associate	-	-	-	-	-	4	4
Share based compensation	649	-	-	-	-	-	649
Exercise of share options/ RSUs	(662)	-	-	-	-	-	(662)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(10)	(10)
Profit appropriations to PRC statutory reserves	-	-	3	-	-	-	3
Non-controlling interests arising from business combination	-	-	-	-	-	71	71
At December 31, 2023	1,694	463	219	157	2,219	4,906	9,658

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

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of	Weighted- average exercise price	Weighted- average grant date fair value
	options	(US$)	(US$)
Outstanding as at January 1, 2021	5,983,900	0.23	1.93
Exercised	(2,992,122)	0.24	1.92
Outstanding as at December 31, 2021	2,991,778	0.22	1.94
Vested and expected to vest as at December 31, 2021	2,991,778	0.22	1.94
Exercisable as at December 31, 2021	2,991,778	0.22	1.94
Non vested as at December 31, 2021	-	-	-
Outstanding as at January 1, 2022	2,991,778	0.22	1.94
Exercised	(1,579,006)	0.23	1.94
Outstanding as at December 31, 2022	1,412,772	0.22	1.93
Vested and expected to vest as at December 31, 2022	1,412,772	0.22	1.93
Exercisable as at December 31, 2022	1,412,772	0.22	1.93
Non vested as at December 31, 2022	-	-	-
Outstanding as at January 1, 2023	1,412,772	0.22	1.93
Exercised	(479,788)	0.25	1.90
Forfeited	(21,920)	0.27	1.93
Outstanding as at December 31, 2023	911,064	0.20	1.95
Vested and expected to vest as at December 31, 2023	911,064	0.20	1.95
Exercisable as at December 31, 2023	911,064	0.20	1.95
Non vested as at December 31, 2023	-	-	-

The weighted average price of the shares at the time these options were exercised was US$9.90 per share (equivalent to approximately RMB63.07), US$2.85 per share (equivalent to approximately RMB19.63) and US$3.92 per share (equivalent to approximately RMB27.86) during the years ended December 31, 2021, 2022 and 2023.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		As at December 31,
Expiry date	Exercise price	2022	2023
10 years commencing from the date of grant of options	US$0.000076	256,210	219,210
	US$0.27	1,156,562	691,854
Total		1,412,772	911,064
Weighted average remaining contractual life of options outstanding at end of year:		2.91	1.88

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

Movements in the number of RSUs for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Number of awarded shares
	Year ended December 31,
	2021	2022	2023
Outstanding as at January 1	41,011,362	43,728,098	59,463,350
Granted	19,136,384	35,601,446	20,502,878
Vested	(13,096,270)	(14,787,382)	(23,885,214)
Forfeited	(3,323,378)	(5,078,812)	(5,355,522)
Outstanding as at December 31	43,728,098	59,463,350	50,725,492
Expected to vest as at December 31	39,425,569	53,009,743	45,097,852

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2021, 2022 and 2023 was US$5.82 per share (equivalent to approximately RMB37.06 per share), US$2.15 per share (equivalent to approximately RMB14.83 per share) and US$3.78 per share (equivalent to approximately RMB26.83 per share), respectively.

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

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2021	21,151,186	4.45	2.68
Granted	8,543,982	5.54	2.81
Exercised	(4,360,740)	1.92	2.26
Forfeited	(541,488)	5.70	2.90
Outstanding as at December 31, 2021	24,792,940	5.24	2.79
Vested and expected to vest as at December 31, 2021	23,552,634	5.21	2.79
Exercisable as at December 31, 2021	9,580,612	4.00	2.64
Non vested as at December 31, 2021	15,212,328	6.03	2.88
Outstanding as at January 1, 2022	24,792,940	5.24	2.79
Granted	24,957,454	2.05	1.02
Exercised	(566,612)	0.68	2.67
Forfeited	(1,079,240)	4.78	2.25
Outstanding as at December 31, 2022	48,104,542	3.65	1.89
Vested and expected to vest as at December 31, 2022	45,601,007	3.68	1.91
Exercisable as at December 31, 2022	14,272,122	4.93	2.75
Non vested as at December 31, 2022	33,832,420	3.11	1.52
Outstanding as at January 1, 2023	48,104,542	3.65	1.89
Granted	1,958,914	3.81	2.18
Exercised	(3,851,238)	2.16	1.42
Forfeited	(2,398,792)	4.49	2.15
Outstanding as at December 31, 2023	43,813,426	3.74	1.93
Vested and expected to vest as at December 31, 2023	42,189,736	3.77	1.94
Exercisable as at December 31, 2023	21,062,538	4.65	2.42
Non vested as at December 31, 2023	22,750,888	2.90	1.47

The weighted average price of the shares at the time these options were exercised was US$9.52 per share (equivalent to approximately RMB60.68), US$3.13 per share (equivalent to approximately RMB21.59) and US$3.96 per share (equivalent to approximately RMB28.08) during the years ended December 31, 2021, 2022 and 2023, respectively.

The fair value of share options were valued using the Binomial option-pricing model.

Assumptions used in the Binomial option-pricing model are presented below:

	Year ended December 31,
	2021	2022	2023
Risk free interest rate	1.22%-1.63%	2.15%-2.92%	3.46%-3.83%
Expected dividend yield	0%	0%	0%
Expected volatility	43.5%-50%	55%-60%	60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Expiry date	Exercise price	December 31,	December 31,
		2022	2023
10 years commencing from the date of grant of options	US$0.27	818,024	539,620
	US$1.93	15,952,792	14,213,356
	US$2.24~US$2.32	12,871,384	10,527,104
	US$3.32	307,792	2,011,512
	US$4.04 ~ US$4.24	579,952	254,952
	US$5.29	5,803,160	5,283,344
	US$6.20 ~ US$6.37	4,015,280	3,767,380
	US$7.05 ~ US$7.61	7,587,078	7,047,078
	US$9.53	169,080	169,080
Total		48,104,542	43,813,426
Weighted average remaining contractual life of options outstanding at end of year:		8.12	7.22

(b)
Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) and granted certain share options and shares awards to the employees of the Group prior to the Merger in July 2016 or any employees of Tencent Group transferred to the Group. No new grant to the employees of the Group by Tencent occurred during the years ended December 31, 2021, 2022 and 2023. As at December 31, 2023, there was no share options exercisable or RSUs under share-based compensation plans of Tencent.

(c)
Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2022 and 2023, the Expected Retention Rate of the Group was assessed to be 87%-95%.

25.
Notes payable

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Included in non-current liabilities
Notes payable	5,536	5,636

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount (US$’million)	Carrying amount at December 31, 2022 (RMB’million)	Carrying amount at December 31, 2023 (RMB’million)	Interest Rate (per annum)	Due
2025 Notes	300	2,082	2,120	1.375%	2025
2030 Notes	500	3,454	3,516	2.000%	2030
	800	5,536	5,636

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.

The fair values of notes payable as at December 31, 2023 was US$687 million (equivalents to approximately RMB4,878 million). The fair values of notes payable are based on the quoted market prices at the end of reporting period.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All the notes payable were included in non-current liabilities. Interest is payable semi-annually in arrears on and of each year, beginning in March 2021. The total cash outflow in financing activities for interest paid of notes payable in the years ended December 31, 2021, 2022 and 2023 was RMB91 million, RMB94 million and RMB101 million, respectively.

26.
Other payables and other liabilities

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Included in non-current liabilities
Deferred income	6	-
	6	-
Included in current liabilities
Accrued expenses (note)	2,825	2,670
Advances from customers	111	88
Investment payables	40	20
Other tax liabilities	194	208
Deferred income	28	109
Other deposits	101	75
Payable for acquisition of land use right	526	-
Payable for construction in progress	10	52
Others	187	250
	4,022	3,472

Note: Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

27.
Deferred revenue

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Non-current	106	148
Current	2,170	2,854
	2,276	3,002

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for membership subscriptions, time-based virtual gifts, content sublicensing and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2022 and 2023.

Revenue recognized for the years ended December 31, 2021, 2022 and 2023 related to carried-forward contract liabilities amounted to RMB1,608 million, RMB1,834 million and RMB2,170 million, respectively.

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

28.
Business Combinations

During the year ended December 31, 2023, the Group acquired equity interests of companies with total considerations of RMB67 million. The revenue and the results contributed by the acquired subsidiaries subsequent to the acquisition was not material to the Group. The Group’s revenue and results for the year would not be materially different should these acquisitions had occurred on 1 January 2023.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.
Cash flow information
(a)
Cash generated from operations

	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Profit before income tax	3,632	4,373	6,045
Adjustments for:
Depreciation and amortization	1,001	1,160	1,004
Impairment provision for investment in an associate (Note 17)	-	-	23
Loss allowance for expected credit losses (Note 20)	9	47	17
Non-cash employee benefits expense – share based payments (Note 8)	647	665	649
Fair value gains on investments (Note 7)	(105)	(26)	-
Fair value gains of financial liability	-	(17)	-
Net losses/(gains) in relation to equity investments (Note 7)	10	-	(12)
Dividend income (Note 7)	(27)	(14)	(15)
Gains of step-up acquisition arising from business combination (Note 7)	(8)	(141)	(4)
Share of loss/(profit) of associates and joint ventures (Note 17)	47	(38)	(127)
Interest income (Note 6)	(530)	(711)	(1,052)
Interest expense	120	115	124
Net exchange differences	1	(7)	17
(Increase)/decrease in accounts receivable	(769)	906	(204)
(Increase)/decrease in inventories	(6)	10	7
Decrease/(increase) in other operating assets	408	(17)	85
Decrease in accounts payable	631	663	52
Increase in other operating liabilities	309	659	846
Cash generated from operations	5,370	7,627	7,455

(b)
Reconciliation of changes in liabilities from financing activities

The reconciliation of changes in liabilities from financing activities are mainly related to lease liabilities and notes payable which have been disclosed in the consolidated statements of cash flows, Note 14 and Note 25, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.
Financial instruments by category

The Group holds the following financial instruments:

	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Financial assets at fair value through other comprehensive income	Total
Financial assets	RMB’million	RMB’million	RMB’million	RMB’million
As at December 31, 2022
Accounts receivable (Note 20)	2,670	-	-	2,670
Other receivables (Note 19)	386	-	-	386
Term deposits (Note 21(a))	17,821	-	-	17,821
Restricted cash (Note 21(b))	34	-	-	34
Cash and cash equivalents (Note 21(c))	9,555	-	-	9,555
Other investments (Note 18(b))	-	341	-	341
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	3,168	3,168
	30,466	341	3,168	33,975
As at December 31, 2023
Accounts receivable (Note 20)	2,918	-	-	2,918
Other receivables (Note 19)	199	-	-	199
Term deposits (Note 21(a))	18,656	-	-	18,656
Restricted cash (Note 21(b))	31	-	-	31
Cash and cash equivalents (Note 21(c))	13,567	-	-	13,567
Other investments (Note 18(b))	-	344	-	344
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	6,540	6,540
	35,371	344	6,540	42,255

Liabilities at amortized cost
Financial liabilities	RMB’million
As at December 31, 2022
Notes payable (Note 25)	5,536
Accounts payable	4,998
Other payables and other liabilities (note)	2,081
Lease liabilities	429
13,044
As at December 31, 2023
Notes payable (Note 25)	5,636
Accounts payable	5,006
Other payables and other liabilities (note)	1,490
Lease liabilities	412
12,544

Note: Other payables and other liabilities exclude prepayment received from customers and others, staff costs, welfare accruals, other tax liabilities, government grant and deferred income.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.
Commitments
(a)
Operating commitments

The following table summarizes future minimum commitments of the Group under non-cancelable operating arrangements:

	2022	2023
	RMB’million	RMB’million
Within one year	61	31
Later than one year but not later than five years	18	12
	79	43

As at December 31, 2023, the operating commitments of the Group are mainly related to property management and other services.

(b)
Content royalty

The Group is subject to the following minimum royalty payments associated with its license agreements:

	2022	2023
	RMB’million	RMB’million
Within one year	1,743	2,949
Later than one year but not later than five years	350	1,510
	2,093	4,459

(c)
Investment commitments

As at December 31, 2022 and 2023, the Group had commitments of approximately RMB13 million and RMB25 million to invest in equity interest of certain entities.

32.
Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at December 31, 2023:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)
Transactions

For the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Revenue
Online music services to Tencent Group (note i)	364	338	172
Online music services to the Company’s associates and associates of Tencent Group	412	276	397
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	170	71	55
Expenses
Operating expenses recharged by Tencent Group	1,260	1,272	1,188
Advertising agency cost to Tencent Group	652	556	755
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (note ii)	541	612	796
Other costs to the Company’s associates and associates of Tencent Group	176	68	26

Notes:

(i)
Including revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement, which was renewed in August 2023.
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

(b)
Balances with related parties

	As at December 31,
	2022	2023
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	1,760	1,824
The Company’s associates and associates of Tencent Group	84	21
Included in prepayments, deposits and other assets from related parties:
Tencent Group	72	54
The Company’s associates and associates of Tencent Group	87	121
Included in accounts payable to related parties:
Tencent Group	1,231	667
The Company’s associates and associates of Tencent Group	190	269
Included in other payables and accruals to related parties:
Tencent Group	469	491
The Company’s associates and associates of Tencent Group	22	2

Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement that renewed in August 2023.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)
Key management personnel compensation

	2021	2022	2023
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	70	69	68
Share-based compensation	153	135	95
	223	204	163

33.
Contingent liabilities

The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at December 31, 2023. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB281 million. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results materially.

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

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2023, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The Group had made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2023 and recognized related costs as expenses for the year ended December 31, 2023. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2023, but related to cases arising on or before December 31, 2023. All these amounts were not material. The Company is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

34.
Dividends

No dividend has been paid or declared by the Company for the years ended December 31, 2022 and 2023.

35.
Events occurring after the reporting period

(a) Investment in an overseas entertainment company

In April 2024, a non-wholly owned subsidiary of the Company, entered into a definitive agreement to acquire 10% of the shares of an overseas entertainment company ("the investee") for a total consideration of either US$45 million in cash plus certain equity interest of an overseas business of the Company, or alternatively US$70 million in cash. Upon completion of the transaction, the Company will hold approximately 6.7% effective equity interest of the investee.

36.
Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on April 18, 2024.