Form 20-F
period 2024-12-31
Tencent Music Entertainment Group
filed 2025-04-23
CIK 1744676

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

3,097,809,008 ordinary shares, comprised of 1,432,859,756 Class A ordinary shares, par value US$0.000083 per share, and 1,664,949,252 Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2024.

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

• “AIGC” refers to AI-generated content;

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

• “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

• “IoT” refers to Internet of Things, the collective network of connected devices and the technology that facilitates communication between devices and the cloud, as well as between the devices themselves;

• “MCSC” refers to the Music Copyright Society of China, a collective copyright management organization;

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

i

• “ordinary shares” refers to our ordinary shares of par value US$0.000083 per share;

• “paying ratio” for a given period is measured by the number of paying users as a percentage of the MAUs for that period;

• “paying users” for our online music services (i) for any given quarter refers to the average of the number of users whose subscription packages remain active as of the last day of each month of that quarter; and (ii) for any given year refers to the average of the total number of paying users of the four quarters in that year; the number of those users who only purchase digital music singles and albums during a particular period are not included in the calculation of the number of paying users for our online music services for that period, because such users’ purchasing patterns reflect specific releases, which may fluctuate from period to period;

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

• “variable interest entities” or “VIEs” refers to the PRC entities of which, through certain contractual arrangements, we have power to exert control over the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law, which allows us to be considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their operating results in our financial statements under IFRS, to the extent the conditions for consolidation of the VIEs under the IFRS are satisfied;

• “we,” “us,” “our company” and “our” refer to Tencent Music Entertainment Group (or, where the context requires, its predecessor) and its subsidiaries;

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
▪

“MAUs” for any given period refers to the monthly average of the sum of the MAUs for that period; similarly, “mobile MAUs” for any given period refers to the monthly average of the sum of the mobile MAUs for that period;

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

▪	“Mobile MAUs” for our social entertainment services for a given period refers to the monthly average of the sum of the mobile MAUs for our social entertainment services for that period; and
▪

our MAUs are calculated using internal company data, treating each distinguishable user account or device as a separate MAU even though some users may access our services using more than one user account or device and multiple users may access our services using the same user account or device.

This annual report on Form 20-F includes our audited balance sheets as of December 31, 2023 and 2024 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2022, 2023 and 2024.

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.2993 to US$1.00, the noon buying rate on December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC regulators impose control over the foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

• our ability to retain and engage our user base and expand our music and audio entertainment content offering;

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

The following diagram illustrates the Group’s corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report.

Tencent Music Entertainment Group
(Cayman Islands)
100%
Tencent Music Entertainment Hong Kong Limited
(Hong Kong)
Offshore
Onshore
100%
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.
100%
Tencent Music (Beijing) Co., Ltd. ("Beijing Tencent Music")
100%
Yeelion Online Network Technology (Beijing) Co., Ltd. ("Yeelion Online")
100%
Guangzhou Shiyinlian Software Technology Co., Ltd. ("Guangzhou Shiyinlian")
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
Tencent Music Entertainment (Shenzhen) Co., Ltd. ("Tencent Music Shenzhen")(7)
Equity interest
Contractual arrangements
Have signed contractual agreements with Beijing Tencent Music

Notes:

(1)
Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our company are as follows: (i) Shenzhen Tencent Ruijian Investment Co., Ltd. (99.6096%), an entity controlled by Tencent; (ii) Qianhai Daizheng (0.3319%); and (iii) Shenzhen Litong Industry Investment Fund Co., Ltd. (0.0586%), an entity controlled by Tencent. Guangzhou Kugou operates Kugou Music and Kugou Live.
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
(6)
Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(7)
Tencent Music Shenzhen operates QQ Music and WeSing.

In 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 96.8%, 96.5% and 95.7%, respectively, of our total net revenues. As of December 31, 2023 and 2024, total assets of the VIEs equaled to 24.1% and 21.1% of our consolidated total assets as of the same dates, respectively. It is important to note that investors in the ADSs and our Class A ordinary shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. More specifically, investors in the ADSs and our Class A ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in the PRC. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. We do not have any equity interests in the VIEs who are owned by certain nominee shareholders or partners. Any of such nominee shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all business operations or otherwise benefit from the assets held by the VIEs and their shareholders, which could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations. As a result, the contractual arrangements may be less effective than direct ownership, and we could face heightened challenges, risks and costs in enforcing these contractual arrangements because uncertainties remain as to the interpretation and application of current and future PRC laws, regulations and rules relating to the legality and enforceability of these contractual arrangements, neither have our contractual arrangements with the VIEs been tested in court. If the PRC regulators deem that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face certain uncertainty about potential future actions by the PRC regulators that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. Our ADSs and Class A ordinary shares may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “— 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure” for detailed discussion.

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

As of December 31, 2024, Tencent Music Entertainment Group had made cumulative capital contributions of RMB1,195 million (US$164 million) to our PRC subsidiaries through an intermediate holding company and were accounted as long-term investments of Tencent Music Entertainment Group. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2024, the loan balance owed by the VIEs from the WOFEs was RMB11 million (US$2 million). Our PRC subsidiaries maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs. In 2022, 2023 and 2024, the VIEs transferred RMB16,415 million, RMB16,610 million and RMB18,820 million (US$2,578 million), respectively, to our PRC subsidiaries as payment of services fees (the “Service Charges”). In 2022, 2023 and 2024, the intercompany fund transfers from the WOFEs to the VIEs amounted to RMB395 million, RMB49 million and RMB149 million (US$20 million), respectively for treasury management purpose.

As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. On May 11, 2024, our board of directors adopted a cash dividend policy, under which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. For more information about our dividend policy and history, see “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

Although we maintain a cash dividend policy, the determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as future operations and earnings, cash flow, financial conditions, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Our profits may be reinvested by our subsidiaries and the VIEs into their PRC operations. As of December 31, 2024, the total amount of undistributed profits from the PRC subsidiaries and the VIEs for which no withholding tax had been accrued was RMB17,453 million (US$2,391 million), and the unrecognized tax liabilities were RMB1,745 million (US$239 million). See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%*	(7.5)%
Net distribution to Parent/Shareholders	67.5%

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	‐	27,426	14,460	1,704	(15,251)	[c]	28,339
Cost of revenues	‐	(22,852)	(8,006)	(910)	12,202	[c]	(19,566)
Gross profit	‐	4,574	6,454	794	(3,049)		8,773
Operating (loss)/profit	(181)	(404)	4,453	558	17		4,443
(Loss)/profit before income tax	(282)	(337)	4,454	520	18		4,373
Income/(loss) from subsidiaries and VIEs	4,094	‐	(415)	3,606	(7,285)		‐
Profit/(loss) for the year	3,839	(432)	3,605	4,094	(7,267)		3,839

	For the Year Ended December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	‐	26,770	15,846	1,889	(16,753)	[c]	27,752
Cost of revenues	‐	(23,023)	(8,487)	(874)	14,427	[c]	(17,957)
Gross profit	‐	3,747	7,359	1,015	(2,326)		9,795
Operating profit/(loss)	40	(131)	5,265	903	(18)		6,059
(Loss)/profit before income tax	(66)	(115)	5,341	906	(21)		6,045
Income/(loss) from subsidiaries and VIEs	5,267	‐	(318)	4,476	(9,425)		‐
Profit/(loss) for the year	5,220	(302)	4,480	5,267	(9,445)		5,220

	For the Year Ended December 31, 2024
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	-	27,180	19,903	1,991	(20,673)	[c]	28,401
Cost of revenues	-	(25,573)	(9,625)	(821)	19,643	[c]	(16,376)
Gross profit	-	1,607	10,278	1,170	(1,030)		12,025
Operating profit/(loss)	165	(584)	7,674	1,474	(19)		8,710
Profit/(loss) before income tax	58	(578)	7,781	1,470	(19)		8,712
Income/(loss) from subsidiaries and VIEs	7,036	-	(738)	6,018	(12,316)		-
Profit/(loss) for the year	7,113	(723)	6,018	7,036	(12,335)		7,109

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	38,375	‐	‐	31,175	(69,550)	[a]	‐
Net assets of VIEs	‐	‐	10,334	‐	(10,334)	[a]	‐
Intangible assets and goodwill	14,166	5,265	1,614	529	‐		21,574
Investments accounted for using equity method	‐	584	534	3,156	‐		4,274
Financial assets at fair value through other comprehensive income	‐	‐	‐	6,540	‐		6,540
Prepayments, deposits and other assets	‐	97	443	‐	‐		540
Term deposits	‐	40	8,679	‐	‐		8,719
Others	‐	1,155	2,568	230	‐		3,953
	52,541	7,141	24,172	41,630	(79,884)		45,600
Current assets
Amounts due from subsidiaries and VIEs	7,855	6,825	3,487	1,259	(19,426)	[b]	‐
Prepayments, deposits and other assets	98	1,018	1,332	990	‐		3,438
Term deposits	2,344	49	5,926	1,618	‐		9,937
Restricted cash	‐	8	23	‐	‐		31
Cash and cash equivalents	21	538	11,250	1,758	‐		13,567
Others	‐	2,639	232	92	‐		2,963
	10,318	11,077	22,250	5,717	(19,426)		29,936
Total assets	62,859	18,218	46,422	47,347	(99,310)		75,536
LIABILITIES
Non-current liabilities
Notes payable	5,636	‐	‐	‐	‐		5,636
Others	‐	317	367	‐	‐		684
	5,636	317	367	‐	‐		6,320
Current liabilities
Amounts due to subsidiaries and VIEs	1,063	1,816	10,387	6,135	(19,401)	[b]	‐
Deferred revenue	‐	2,751	83	32	(12)		2,854
Others	253	2,065	4,238	2,606	(2)		9,160
	1,316	6,632	14,708	8,773	(19,415)		12,014
Total liabilities	6,952	6,949	15,075	8,773	(19,415)		18,334
Total equity	55,907	11,269	31,347	38,574	(79,895)		57,202

	As of December 31, 2024
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	51,534	‐	‐	28,103	(79,637)	[a]	‐
Net assets of VIEs	‐	‐	10,436	‐	(10,436)	[a]	‐
Intangible assets and goodwill	14,166	5,306	1,752	472	‐		21,696
Investments accounted for using equity method	‐	504	598	3,567	‐		4,669
Financial assets at fair value through other comprehensive income	‐	‐	‐	14,498	‐		14,498
Prepayments, deposits and other assets	‐	113	312	‐	‐		425
Term deposits	‐	30	10,389	‐	‐		10,419
Others	‐	1,250	2,726	217	‐		4,193
	65,700	7,203	26,213	46,857	(90,073)		55,900
Current assets
Amounts due from subsidiaries and VIEs	4,028	7,076	4,980	2,053	(18,137)	[b]	‐
Prepayments, deposits and other assets	263	762	2,499	269	‐		3,793
Term deposits	4,672	50	5,520	3,757	‐		13,999
Restricted cash	‐	10	1	‐	‐		11
Cash and cash equivalents	482	697	4,825	7,160	‐		13,164
Others	‐	3,242	315	20	‐		3,577
	9,445	11,837	18,140	13,259	(18,137)		34,544
Total assets	75,145	19,040	44,353	60,116	(108,210)		90,444
LIABILITIES
Non-current liabilities
Notes payable	3,572	‐	‐	‐	‐		3,572
Others	‐	344	252	‐	‐		596
	3,572	344	252	‐	‐		4,168
Current liabilities
Notes payable	2,154	-	-	-	-		2,154
Amounts due to subsidiaries and VIEs	1,362	1,270	9,343	6,056	(18,031)	[b]	‐
Deferred revenue	‐	3,025	50	31	(10)		3,096
Others	194	2,728	6,181	2,197	-		11,300
	3,710	7,023	15,574	8,284	(18,041)		16,550
Total liabilities	7,282	7,367	15,826	8,284	(18,041)		20,718
Total equity	67,863	11,673	28,527	51,832	(90,169)		69,726

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	59	(17)	7,306	133	-		7,481
Include: Intercompany services fees	-	(16,415)	16,415	-	-	[d]	-
Net cash inflow/(outflow) from investing activities	2,639	(379)	(3,819)	(1,726)	1,839		(1,446)
Include: Intercompany advances	(1,388)	-	(364)	(56)	1,808	[e]	-
Loans from WOFEs to VIEs	-	-	(31)	-	31	[e]	-
Net cash (outflow)/inflow from financing activities	(3,162)	252	(58)	1,388	(1,839)		(3,419)
Include: Intercompany advances	‐	364	56	1,388	(1,808)	[e]	-
Loans from WOFEs to VIEs	‐	31	-	‐	(31)	[e]	-
Net (decrease)/ increase in cash and cash equivalents	(464)	(144)	3,429	(205)	-		2,616
Cash and cash equivalents, beginning of the year	1,061	634	4,504	392	-		6,591
Exchange differences on cash and cash equivalents	294	-	-	54	-		348
Cash and cash equivalents, end of the year	891	490	7,933	241	-		9,555

	For the Year Ended December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow from operating activities	217	518	6,258	344	-		7,337
Include: Intercompany services fees	‐	(16,610)	16,610	‐	-	[d]	-
Net cash inflow/(outflow) from investing activities	307	(430)	(2,742)	312	690		(1,863)
Include: Intercompany advances	(812)	(47)	(22)	171	710	[e]	‐
Loans repayment from VIEs to WOFEs	‐	‐	20	‐	(20)	[e]	‐
Net cash (outflow)/inflow from financing activities	(1,393)	(40)	(223)	808	(690)		(1,538)
Include: Intercompany advances	‐	69	(171)	812	(710)	[e]	‐
Loans repayment from VIEs to WOFEs	‐	(20)	‐	‐	20	[e]	‐
Net (decrease)/ increase in cash and cash equivalents	(869)	48	3,293	1,464	-		3,936
Cash and cash equivalents, beginning of the year	891	490	7,933	241	-		9,555
Exchange differences on cash and cash equivalents	(1)	-	-	77	-		76
Cash and cash equivalents, end of the year	21	538	11,226	1,782	-		13,567

	For the Year Ended December 31, 2024
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow from operating activities	200	406	9,116	553	-		10,275
Include: Intercompany services fees	-	(18,820)	18,820	-	-	[d]	-
Net cash inflow/(outflow) from investing activities	3,856	(323)	(5,633)	7,523	(12,241)		(6,818)
Include: Intercompany advances	3,776	(20)	(3,579)	-	(177)	[e]	-
Net cash (outflow)/inflow from financing activities	(3,594)	77	(9,926)	(2,628)	12,241		(3,830)
Include: Intercompany advances	-	149	20	(129)	(40)	[e]	-
Net increase/(decrease) in cash and cash equivalents	462	160	(6,443)	5,448	-		(373)
Cash and cash equivalents, beginning of the year	21	538	11,226	1,782	-		13,567
Exchange differences on cash and cash equivalents	(1)	(1)	-	(28)	-		(30)
Cash and cash equivalents, end of the year	482	697	4,783	7,202	-		13,164

For the eliminating adjustments:

a)
Represents the elimination of the investments in the VIEs and our PRC subsidiaries.
b)
Represents the elimination of intercompany balance between Tencent Music Entertainment Group, the VIEs, and our subsidiaries.
c)
Represents the Services Charges between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries, which were eliminated at the consolidation level. The intercompany revenues and costs in relation to the Service Charges to the VIEs by our PRC subsidiaries amounted to RMB14,353 million, RMB15,312 million RMB19,026 million (US$2,607 million), for the years ended December 31, 2022, 2023 and 2024, respectively.
d)
The cash flows which have occurred between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries represents the intercompany services fees which were eliminated at the consolidation level. In 2022, 2023 and 2024, the VIEs transferred RMB16,415 million, RMB16,610 million and RMB18,820 million (US$2,578 million), respectively, to our PRC subsidiaries as Service Charge, which were eliminated at the consolidated level.
e)
Represents the elimination of intercompany advances and loans between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries. The intercompany advances from the WOFEs to the VIEs, which were eliminated at consolidated level, amounted to RMB364 million, RMB69 million and RMB149 million (US$20 million), for the years ended December 31, 2022, 2023 and 2024, respectively. The loans payments from/to the WOFEs to/from the VIEs, which were eliminated at consolidated level, amounted to RMB31 million, RMB20 million and nil, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information — 10.E. Taxation.”

Recent Regulatory Developments

Cybersecurity and Data Privacy

The PRC regulatory authorities have in recent years strengthened the oversight on cybersecurity and data privacy. According to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the National Data Bureau has been established under the administration of the NDRC on October 25, 2023. The National Data Bureau is responsible for, among other things, advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and promoting the digitalization of the Chinese economy and society. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, effective from November 1, 2021. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing in a foreign country. On September 24, 2024, the State Council published the Regulations on Network Data Security Administration, or the Regulations on Network Data, which took effect on January 1, 2025. The Regulations on Network Data provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which will take effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information processors are examined and evaluated regarding their compliance with laws and administrative regulations. The Compliance Audit Measures further provides, among other things, that personal information processors that process personal information of more than 10 million individuals shall conduct at least one personal information protection compliance audit every two years.

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

Filings Required by the PRC Regulatory Authorities for the Listing of Our Securities

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a PRC domestic company is prohibited under certain circumstances.

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

The interpretation and implementation of the abovementioned live streaming regulations may continue to evolve and uncertainties remain as to their ultimate impact on our business and results of operations in the long term. Furthermore, as PRC regulatory authorities intensify their oversight of live streaming businesses and the broader music-centric social entertainment industry, our social entertainment services may face heightened regulations in the future, which could adversely affect our business, prospects, results of operations and financial condition. We are committed to regularly updating our growth strategies to comply with the evolving regulations. See also “— 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.”

Anti-Monopoly Law Enforcement

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement of the PRC Anti-Monopoly Law, including in the context of mergers and acquisitions and unfair competition. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. Since the above-mentioned laws and regulations are relatively new, uncertainty still remains as to their interpretation and implementation. Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, with its latest amendment on January 22, 2024, further adjusts the filing threshold for concentration of undertaking as, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year. On April 25, 2024, the SAMR promulgated the Anti-monopoly Compliance Guideline for Undertakings, also known as the Anti-monopoly Guideline. The Anti-Monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices.

On June 6, 2024, the State Council promulgated the Regulation on Fair Competition Review, which has strengthened the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including fair competition review, random inspections, complaint handling, supervision, and other related processes.

PRC Company Law

All companies (including FIEs) incorporated and operating in the PRC are governed by the PRC Company Law, which was promulgated on December 29, 1993 and was subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023 respectively. The latest amended PRC Company Law, or the Revised Company Law, which became effective on July 1, 2024, further stipulates on the establishment and dissolution of the company, the organizational structure and the capital system of the company and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. Specifically, the Revised Company Law provides that: (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company and heightened obligations are imposed on the directors, supervisors and senior management on capital maintenance; (ii) shareholders seeking to transfer equity need only furnish written notification to other shareholders, specifying quantity, price, payment method, and time limit for such and the other shareholders may buy the equity before any third-party buyer acquires it on those terms; (iii) a company may establish an audit committee comprised of an unspecified number of directors of the board and responsible for supervising the company’s financial and accounting matters; and (iv) where a shareholder leveraging control over two or more companies attempts to evade debts and infringe upon creditors’ rights by exploiting the independent legal personality of the company and the limited liability of shareholders, each involved company shall undertake joint and several liability for the debts incurred by either entity.

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

Risks Related to Our Business and Industry

• If we fail to anticipate user preferences to provide content catering to user demands, our ability to attract and retain users may be materially and adversely affected. For details, see page 15 of this annual report.

• We depend upon third-party licenses for the content of our content offerings, and any adverse changes to or loss of, our relationships with these content providers may materially and adversely affect our business, operating results, and financial condition. For details, see page 15 of this annual report.

• We may not have obtained complete licenses for certain copyrights with respect to a small portion of the content offered on our platform. For details, see page 15 of this annual report.

• We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities. For details, see page 16 of this annual report.

• Assertions or allegations that we have infringed or violated intellectual property rights, even not true, could harm our business and reputation. For details, see page 16 of this annual report.

• Our license agreements are complex, impose numerous obligations upon us and may make it difficult to operate our business. Any breach or adverse change to the terms of such agreements could adversely affect our business, operating results and financial condition. For details, see page 17 of this annual report.

• Minimum guarantees required under certain of our license agreements for music and long-form audio content may limit our operating flexibility and may materially and adversely affect our business, financial condition and results of operations. For details, see page 17 of this annual report.

• If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs. For details, see page 18 of this annual report.

• If music copyright owners withdraw all or a portion of their music works from the MCSC to the extent the MCSC had not obtained authorization to license from the relevant copyright owners, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay. For details, see page 18 of this annual report.

• Uncertainties surrounding our monetization efforts may cause us to lose users and materially and adversely affect our business, financial condition and results of operations. For details, see page 18 of this annual report.

• Complying with evolving laws, regulations and other obligations regarding cybersecurity, information security, privacy and data protection and other related laws, regulations and obligations may be expensive and may force us to make adverse changes to our business. Many of these laws, regulations and other obligations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws, regulations and other obligations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business. For details, see page 27 of this annual report.

• Challenges faced by the PRC or global economy, including any prolonged downturn, could materially and adversely affect our business and our financial condition. For details, see page 31 of this annual report.

Risks Related to Our Relationship with Tencent

• If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected. For details, see page 37 of this annual report.

• Any negative development in Tencent’s market position, brand recognition or financial condition may materially and adversely affect our user base, marketing efforts and the strength of our brand. For details, see page 37 of this annual report.

• Tencent, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Tencent may not be aligned with the interests of our other shareholders and holders of the ADSs. For details, see page 37 of this annual report.

• We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us. For details, see page 38 of this annual report.

Risks Related to the Group’s Corporate Structure

• Uncertainties remain as to the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’s operations in China, including potential future actions by the PRC regulators, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC regulators find such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. For details, see page 38 of this annual report.

• Any failure by the VIEs or their shareholders or partners to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page 39 of this annual report.

• The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For details, see page 40 of this annual report.

• Uncertainties remain as to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of the Group’s current corporate structure, corporate governance and business operations. For details, see page 42 of this annual report.

• We rely on contractual arrangements with the VIEs and their respective shareholders or partners for a large portion of the Group’s business operations, which may not be as effective as direct ownership in providing operational control. For details, see page 42 of this annual report.

Risks Related to Doing Business in China

• Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us. For details, see page 44 of this annual report.

• The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets. For details, see page 44 of this annual report.

• Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators. For details, see page 45 of this annual report.

• Trading in our securities may be prohibited under the HFCAA and U.S. national securities exchanges, such as the NYSE, may determine to delist our securities if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. For details, see page 52 of this annual report.

Risks Related to the ADSs or our Ordinary Shares

• The trading price of the ADSs and our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors. For details, see page 54 of this annual report.

• If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs and trading volume could decline. For details, see page 54 of this annual report.

• Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see page 55 of this annual report.

• The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their trading price. For details, see page 55 of this annual report.

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

We may not have complete licenses for the copyrights underlying a small portion of the content offered on our platform at any given time. As a result, we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. A portion of the content was uploaded voluntarily by users or performers, and our inability to obtain complete copyright licenses for such content was mainly because the relevant copyright owners cannot be accurately identified despite of our proactive efforts to locate such copyright owners. See “— We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”

In addition, with respect to the musical compositions and lyrics we license from certain content partners, including the MCSC, there is no guarantee that such content partners have the rights to license the copyright underlying all music content covered by our agreements. Pursuant to an agreement entered into between us and MCSC in April 2025, for any musical compositions and lyrics that the MCSC was not explicitly authorized to sublicense to us, the MCSC has undertaken to resolve such disputes and compensate the relevant copyright owners from infringement claims made by third-party rights owners against us for using their content on our platform if the infringement occurred since the expiry of the framework agreement we previously entered into with MCSC. Despite such undertakings by the MCSC, there is no guarantee that we will not be subject to potential copyright infringement claims by third parties in relation to content licensed from the MCSC.

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

We have adopted robust screening processes to filter out or disable access to potentially infringing content. We have also adopted procedures to enable copyright owners to provide us with notice and evidence of alleged infringement and are generally willing to enter into license agreements to compensate copyright owners for works distributed on our platform. However, given the volume of content available on our platform, it is not possible to identify and promptly remove all alleged infringing content that may exist. Third parties may take action against us if they believe that certain content available on our platform violates their copyright or other intellectual property rights. Moreover, while we use location-based controls and technology to prevent all or a portion of our services and content from being accessed outside of the PRC as required by certain licensing agreements with our content partners, these controls and technology may be breached and the content available on our platform may be accessed from geographic locations where such access is restricted, in which case we may be subject to potential liabilities, regardless of whether there is any fault and/or negligence involved on our part.

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

Pursuant to an agreement we entered into with the MCSC in April 2025, we obtained licenses from the MCSC with respect to musical composition and lyrics for a substantial portion of our music content library. We cannot guarantee that composers and lyricists in China will not withdraw all or a portion of their music works from the MCSC. To the extent that the MCSC had not obtained authorization to license from the relevant copyright owners, including circumstances where the copyright owners choose not to be represented by the MCSC, our ability to secure favorable licensing arrangements could be negatively affected, our content licensing cost may increase, and we may be subject to liabilities for copyright infringement. If we are unable to reach an agreement with respect to the content of any music copyright owners who withdraw all or a portion of their music works from the MCSC, or if we have to enter into direct licensing agreements with such music copyright owners at rates higher than those set by the MCSC for the use of music works, our ability to offer music content may be limited or our service costs may significantly increase, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties surrounding our monetization efforts may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

We have devoted substantial efforts to monetize our content and user base by increasing our number of paying users and cultivating our users’ willingness to pay for content. We currently generate our revenues from (i) online music services, and (ii) social entertainment services and others. At the strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Our live streaming service offers free access to live music performances and other music content, with users having the option to purchase virtual gifts for performers and other users. There is a risk that we might not fully understand or meet our users’ needs and preferences for liveIn 2024, QQ Music streaming and our other services, which might have negative impacts on the outcome of our monetization efforts. Furthermore, the PRC regulatory authorities’ recent heightened scrutiny and regulation of live streaming businesses may also have a negative impact on our monetization opportunities. See “— Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” In addition, we introduced the pay-for-streaming model for our online music services in the first quarter of 2019 and have been increasing the number of songs that fall into the pay-for-streaming model scope. Despite the adoption of pay-for-streaming model, we cannot guarantee that its early popularity will continue, or that our attempts to explore new monetization models or enhance our paying user conversion will be successful.

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

The PRC regulators regulate the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the MOFCOM, the Ministry of Culture and Tourism, the National Copyright Administration, the MIIT, the NRTA and the CAC regulate different aspects of the internet industry. In addition to complying with the laws and regulations promulgated and enforced by Chinese regulatory authorities, operators in the internet industry also need to follow Chinese regulatory authorities’ policies and guidelines. Such laws, regulations, policies and guidelines cover many aspects of the telecommunications, internet information services, copyright, internet culture, online publishing industries and online audio-video products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various regulatory approvals, licenses and permits in connection with their provision of internet information services, internet cultural services, online publishing services, online audio-video products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our and the VIEs’ business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if we fail to follow applicable laws, regulations, policies and guidelines, or applicable laws, regulations, policies and guidelines are tightened by any regulatory authorities, or if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may be adversely affected.

Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, operates our online music services, QQ Music, and online karaoke business, WeSing, using sub-domains of www.qq.com owned by an entity controlled by our parent, Tencent, who holds a valid Internet Content Provider License, or the ICP License. Tencent Music Shenzhen does not hold a valid ICP License. Tencent Music Shenzhen also intends to apply for the ICP License. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties in the past for the lack of such license. However, we cannot assure you that it can successfully obtain these licenses in a timely manner, or at all. In addition, as Tencent Music Shenzhen operates QQ Music and WeSing, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains of www.qq.com of Shenzhen Tencent Computer System Co., Ltd., which holds a valid AVSP for the www.qq.com domain and is controlled by our parent, Tencent. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such license. In the event Tencent Music Shenzhen is required to obtain an AVSP under its own name for operating our QQ Music and WeSing platforms, Tencent Music Shenzhen may not be eligible for an AVSP, because the current PRC laws and regulations require an applicant for the AVSP to be a wholly state-owned or state-controlled entity. Tencent Music Shenzhen currently holds an Internet Cultural Operation License, or the ICO License, for conducting commercial internet cultural activities. However, the domain names registered on such ICO License are not the domain names used by QQ Music and WeSing, which are operated by Tencent Music Shenzhen as sub-domains of www.qq.com, a domain name owned by an entity controlled by our parent, Tencent, who maintains a valid ICO License under its own name. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such licenses under its own name.

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

If any of Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo, Shenzhen Lanren or any of our other subsidiaries or the VIEs or the VIEs’ subsidiaries is found to be in violation of PRC laws and regulations regarding licenses and permits, we could be subject to legal and regulatory penalties and our business operations may not be able to continue operating in the same manner or at all, and our business, financial condition and results of operations could be materially and adversely affected.

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

Many aspects of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the online music and audio entertainment industry, the live streaming industry, as well as the long-form audio industry in China, which are influenced by a wide range of factors. For example, content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment and macroeconomic environment are important factors that affect our business and prospects. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. We cannot assure you that we will succeed in any of these aspects or that the industries in which we operate will continue to grow as rapidly as in the past. If online music, live streaming, or long-form audio as forms of entertainment lose their popularity due to changing social trends and user preferences, or if such industries in China fail to grow as quickly as expected, our business, financial condition and results of operations may be materially and adversely affected.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

We operate in a competitive industry. We compete for users and their time and spending primarily with the online music services provided by other online music services providers in China. We also face general competition from online offerings of other forms of content, including long-form audio, karaoke services, live streaming, radio services, literature, games, and video provided by other social entertainment services providers. In particular, we are increasingly facing noticeable competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short videos.

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

We share a portion of the revenues generated from the sales of virtual gifts during performers’ live streams with the performers and their talent agencies. If we cannot balance the interests between us, live streaming performers and the talent agencies and offer a revenue-sharing mechanism that is attractive to live streaming performers and talent agencies, we may not be able to retain their services. If other platforms offer better revenue sharing incentives to talent agencies, such talent agencies may choose to devote more of their resources to live streaming performers who stream on such other platforms or encourage their live streaming performers to spend more time performing on such other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

Our brand image and business may be adversely impacted by misconduct by our live streaming performers and users and their misuse of our platform.

We do not have full control over how users use or behave on our platform, whether through live streaming, commenting or other forms of sharing or communication. We face the risk that our platform may be misused or abused by live streaming performers or users. We have a robust internal control system in place to review and monitor live streams and other forms of social interactions among our users and will shut down streams that are illegal or inappropriate. However, we may not be able to identify all such streams and content or prevent all such content from being posted.

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

As the application of existing laws and regulations to specific aspects of online music and social entertainment business may continue to evolve, it is difficult to predict whether we will be subject to joint infringement liability if our live streaming performers or users infringe on third parties’ intellectual property rights. Furthermore, if we are found to be jointly liable either by new regulations or court judgments, we may have to change our policies and it may materially and adversely impact on our business, financial condition and results of operations.

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

A portion of our revenue is from virtual gift payments from our users to performers. Consequently, any future limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts could lower these payments. This reduction may adversely affect the engagement of our live streaming performers, leading to user churn and have a material adverse effect on our business, financial condition and results of operations. For example, starting in the second quarter of 2023, we made proactive adjustments to our live-streaming features, enforced stricter compliance procedures, and introduced various service improvements and risk management strategies. As a result, these adjustments have led to decreased user engagement with our live-streaming services and a decline in revenue from our social entertainment offerings. In addition, the Law of the PRC on the Protection of Minors (2024 Revision) took effect on April 26, 2024, which provides that, among others, live streaming service providers are prohibited from providing minors under age 16 with online live streaming publisher account registration services, and that they must obtain the consent from the minors’ parents or guardians and verify the identity of the minors before allowing minors aged between 16 and 18 to register a live streaming publisher account. Furthermore, in December 2021, certain live streaming e-commerce influencers in China on other platforms were fined by the State Taxation Administration for tax evasion, which demonstrated the PRC tax authorities’ enhanced efforts to strengthen tax administration in live streaming businesses. On March 25, 2022, CAC, the State Taxation Administration and SAMR issued Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which provides that, among others, live streaming platforms shall report to tax authorities information including but not limited to live streaming publishers’ identity, information of the live streaming account and bank account which receives profits, types of revenue and profits earning information. On May 7, 2022, the CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, or the Live Streaming Opinions, which reiterates the requirements for live streaming platforms in respect of strengthening real-name registration, restrictions on minors from virtual gifting and prohibition on providing live streaming services to minors. Although we believe we have adjusted the relevant aspects of our live streaming services in material compliance with these new requirements, there is no guarantee that the relevant PRC regulators will not impose additional requirements on our operations or otherwise find any aspect of our operations not to be in full compliance with these regulatory requirements. Although we are currently not able to accurately quantify the financial impacts of the Live Streaming Opinions due to its limited implementation track record and our ability to rapidly adapt our operations, enhanced regulation with respect to live streaming businesses in China may constrain our business operations and profitability, which in turn may adversely affect our results of operations and financial condition.

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

As an internet content provider, we are subject to PRC regulations governing the distribution of music, music videos, long-form audio and other forms of content over the internet. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations.” These regulations prohibit internet content providers and internet publishers from posting on the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In particular, the regulatory authorities have been tightening their oversight over content provided by online and mobile live streaming and video services, especially those deemed “vulgar.” Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the PRC regulators, and it may not be possible to determine in all cases the types of content that could cause us to be held liable for offering content that is found objectionable by the PRC regulators.

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

We are subject to risks and uncertainties associated with the evolving AI regulations, potential infringement claims and increasing costs for regulatory compliance.

We are incorporating AI into various parts of our product offerings. For instance, we have integrated the advanced capabilities of DeepSeek large language models (LLMs)to empower users and creators in song creation, creating a more tailored and inclusive experience. We also integrated DeepSeek into our AI assistants, comment sections, recommendation pages, and other user touchpoints, allowing users to easily access music information, receive song comments in diverse styles, and enjoy a more personalized music experience. Additionally, our AI-powered audio effect analyzes the audio to match songs with the most suitable audio settings to create an optimal audio streaming performance. Furthermore, our AI voice extraction feature allows users to separate original vocals and instrumental tracks with a single click which allows users to sing alongside their favorite artists or enjoy instrumental-only mode for karaoke sessions.

However, as with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-related offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI- related offerings.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AIGC products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools-whether because we cannot identify the rights holder or for any other reason-we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users. The regulatory and legal framework on generative AI is evolving rapidly and might not fully address every aspect of its research, development, and use. PRC government authorities have sped up creating laws for generative AI related technologies, such as algorithms and deep synthesis. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, or the Deep Synthesis Provisions, which became effective on January 10, 2023. According to the Deep Synthesis Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures on AI-Generated Content Services, or the AIGC Measures, setting compliance standards for generative AI service providers. The AIGC Measures require generative AI service providers to take responsibility for the content they produce in accordance with the law and ensure information security. Besides, providers of generative AI services that influence public opinion or could mobilize society shall undergo security assessments and follow procedures for registering or updating their algorithms as required by applicable regulations. Non-compliance with the AIGC Measures may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services. On September 24, 2024, the State Council issued the Regulations on Network Data Security Administration, which require network data processors offering generative artificial intelligence services to enhance the security management of training data and its processing activities, and to implement effective measures to prevent and address network data security risks. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as regulatory investigations or proceedings, based on claims such as intellectual property infringement, antitrust/competition, or regulatory compliance concerning content acquisition, distribution or other activities that occurred on our music, social entertainment and long-form audio platforms. We cannot predict the outcomes of such lawsuits or regulatory actions, which may not be successful or favorable to us. Lawsuits and/or regulatory investigations against us, our shareholders, directors, officers, or employees could attract further regulatory scrutiny, generate negative publicity that damages our reputation, and disrupt the sustainability of our business, which may adversely affect our user base, relationships with content partners, and financial performance. See “- Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” In addition to the related cost, managing and defending litigation and regulatory proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or regulatory proceedings with a substantial amount of cash or be required by the relevant regulatory authorities to make substantive changes to our existing business model. As of December 31, 2024, there were 315 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB198.7 million (US$27.2 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

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

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our users or partners. We may choose actions, like heavily investing in content creation and innovation, that might lower our short-term earnings if we believe it will improve user experience and benefit our long-term financial performance. For example, we are seeking to build long-term partnerships with our content partners, including partnerships in the pan-entertainment sector with other companies within the Tencent ecosystem, and will continue to invest substantially in producing in-house or in collaboration with content partners popular, trend-setting content catering to evolving user demands. Furthermore, as our brand awareness increases, we may continue to expand into new markets and geographic locations. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with our partners, and our business, financial condition and results of operations could be materially and adversely affected.

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

Furthermore, on September 24, 2024, the State Council published the Regulation on Network Data Security Administration, or the Regulations on Network Data, which took effect on January 1, 2025. The Regulations on Network Data provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. However, the Regulations on Network Data provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review.

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

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which will take effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information processors are examined and evaluated regarding their compliance with laws and administrative regulations. The Compliance Audit Measures further provides, among other things, that personal information processors that process personal information of more than 10 million individuals shall conduct at least one personal information protection compliance audit every two years.

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

As part of our growth strategy, we have continued to expand our offerings and explore new, innovative ways to attract and engage with users. Our business expansion involves numerous risks and challenges, including increased capital requirements, new competitors, the use of emerging and advanced technologies, and the need to develop new strategic relationships, among other things. The implementation of our expansion strategy may also require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposes us to new regulatory, legal and reputational risks, any of which may require additional expertise that we currently may not have. For example, we promote the commercialization of AI-generated content and actively offer users interactive AI features. While AI offers innovative capabilities, it also presents risks associated with technology failures, unexpected operational challenges, and the need for continuous updates and improvements to stay competitive and effective. The rapidly evolving regulatory landscape around AI technologies and digital content distribution could impose new compliance requirements or restrictions. Changes in copyright, data protection laws, and regulations governing AI could impact our operations, necessitating significant adjustments to our platform and operational practices. As users may create music using AI and distribute them through our platform, there may be complexities surrounding the ownership and copyright of AI-generated or AI-enhanced content. The ambiguity in intellectual property rights for AI-generated or AI-enhanced works could lead to legal disputes and challenges in monetizing the content. Also see “- We are subject to risks and uncertainties associated with the evolving AI regulations, potential infringement claims and increasing costs for regulatory compliance.”

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

In recent year, there have been ongoing concerns about the relationship and trade disputes between the United States and China. While these tensions have not directly impacted our business, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. In addition, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, effective January 2, 2025, which restricts or requires notification of certain investments by U.S. persons in Chinese entities involved in semiconductors, quantum technologies, and artificial intelligence. Although we believe we are not currently subject to these restrictions, future developments in our business or changes in law may result in such designation, which may materially and adversely affect our ability to raise capital. More recently, on February 21, 2025, the United States President Donald Trump issued a National Security Presidential Memorandum titled the America First Investment Policy (the “America First Investment Policy”) to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. We face risks of losing deposits if banks or financial institutions close or fail due to issues such as bankruptcy, fraud, or insolvency. These failures can destabilize the financial system and harm the wider economy. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term.

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

Our ability to attract or retain direct advertisers or advertising agencies may be negatively impacted by the changing regulatory environment. As an online music and audio entertainment platform, we are subject to various PRC regulations governing online advertising. For example, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, or the MIIT Notice. Under the MIIT Notice, internet enterprises shall set obvious and effective close buttons in the splash ads of their APPs. Moreover, since the second half of 2021, the MIIT has launched a series of regulatory campaigns which imposed certain restrictions on splash ads in order to improve user experience on online platforms, including restricting the use of splash ads to redirect user traffic and allowing users to skip splash ads. Such restrictions have generally compromised advertising effectiveness of splash ads on China’s online platforms, which in turn led to a decrease in our advertising revenues. On February 25, 2023, the Administrative Measures for Internet Advertising, or the Internet Advertising Measures, were published by the SAMR which became effective from May 1, 2023. The Internet Advertising Measures emphasizes, among other things, the responsibilities of internet advertising operators and publishers. The interpretation and implementation in practice may continue to evolve and uncertainties remain as to their ultimate impact on our business and results of operations in the long term. Failure to comply with such requirements may subject us to penalties and adversely affect our business, financial condition and results of operations.

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

Additionally, we offer our apps via smartphone, tablet and in-car apps stores operated by third parties. Some of these third parties are now, and others may in the future become, competitors of ours, and could stop allowing or supporting access to our mobile apps through app stores, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. Furthermore, since the mobile devices that provide users with access to our services are not manufactured and sold by us, we cannot guarantee that such devices will perform reliably, and any faulty connection between these devices and our services may result in user dissatisfaction toward us. As a result, our brand and reputation, business, financial condition and results of operations may be materially and adversely affected.

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

To the extent permitted by applicable laws and regulations, we may enter into strategic transactions and acquisitions, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These transactions could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third parties.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant regulatory authorities for such acquisitions and to comply with any applicable laws and regulations in different jurisdictions, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may subject us to additional operational and compliance risks and may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business, including potential litigation risks. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses arising from factors that may be out of our control, such as economic downturns, geopolitical tensions and closures of banks or other financial institutions, a portion of which will be shared by us in accordance with IFRS. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate, and the format of the advertisements and the way they are presented are in full compliance with applicable laws and regulations. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Online Advertising Services.” Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. Compliance with the applicable laws and regulations regarding the format of the advertisements and the way they are presented may also adversely affect our advertising revenues. Moreover, a majority of the advertisements shown on our platform are provided to us by third parties. While we have implemented a combination of automated monitoring and manual review to ensure that the advertisements shown on our platform are in compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the interpretation application and enforcement of such laws and regulations may continue to evolve. In addition, advertisers may, through illegal technology, evade our content monitoring procedures to show advertisements on our platform that do not comply with applicable laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions.

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

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with IFRS. Under our current share incentive plan adopted in 2024, we are authorized to grant options, restricted shares, restricted share units and other types of awards as the administrator of such plan may decide. The maximum aggregate number of Class A ordinary shares that we are authorized to issue pursuant to the equity awards granted under such plan is 228,775,377. As of April 9, 2025, 37,752,466 RSUs and the options to purchase a total of 35,892,898 Class A ordinary shares have been granted and are outstanding, under such plan. In 2022, 2023 and 2024, we recorded RMB823 million, RMB670 million and RMB596 million (US$82 million), respectively, of share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, issuance of additional shares with respect to share-based awards may dilute the shareholding percentage of our existing shareholders.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2024 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

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

Accidents, disasters, and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the outbreak of coronavirus, or COVID-19, had caused us to take specific precautionary measures intended to minimize the risks of COVID-19 to our employees, users, artists and business partners, including temporarily requiring our employees to work remotely and canceling or postponing sponsored offline events and activities, thus compromising our efficiency and productivity during such periods, and requiring us to incur additional costs, slow down our branding and marketing efforts, and resulting in short-term fluctuations in our results of operations. China began to modify its COVID-19 policy in late 2022, and most of the travel and other public health restrictions were lifted in December 2022. There were increases of COVID-19 cases in many cities in China during this time, which disrupted normal business activities in early 2023. Should a global health crisis like COVID-19 happen again, it could harm economies and financial markets worldwide and reduce demand for our services, which may in turn have a material adverse effect on our business, financial condition and results of operations.

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

We have benefited significantly and expect to continue to benefit significantly from Tencent’s strong brand recognition, broad user base, and its content ecosystem, which enhances our reputation and credibility. If Tencent loses its market position, the effectiveness of our marketing efforts through our association with Tencent may be materially and adversely affected. In addition, any negative publicity associated with Tencent or any negative development with respect to Tencent’s market position, financial condition, or compliance with legal or regulatory requirements, will likely have an adverse impact on our user traffic and engagement as well as our reputation and brand.

Tencent, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Tencent may not be aligned with the interests of our other shareholders and holders of the ADSs.

As of April 9, 2025, Tencent beneficially owns 11.2% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, representing in the aggregate 93.8% of our total voting power (calculating using the beneficial ownership information reported in the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023). Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our Articles of Association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our Articles of Association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign investment in the value-added telecommunication services industry and internet cultural service industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), or the Negative List, published by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024 with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), whereby the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. However, as no detailed guidance or implementation measure has been issued, uncertainty still remains as to how it should be interpreted and implemented. As advised by our PRC legal counsel, such regulatory development does not invalidate our ICP licenses or require us to modify our current contractual arrangements according to PRC laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-video programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Investment.”

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

On February 24, 2023, the CSRC, Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, PRC domestic companies (which may refer to either a joint-stock company incorporated domestically that conducts direct overseas offering and listing, or a domestic operating entity that conducts indirect overseas offering and listing) that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. A PRC domestic company that provides documents and materials to securities companies and securities service providers shall abide by applicable national regulations on confidentiality in handling such documents and materials and provide at the same time to the securities companies and securities service providers a written statement on the company’s implementation of the requirements according to the Archives Rules. Further, where a PRC domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information according to the Law of the PRC on Guarding State Secrets, other laws and regulations and the Archives Rules. The Archives Rules also stipulate that a PRC domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) a CIIO that purchases network products and services, or an internet platform operator that conducts data processing activities, which affects or may affect national security, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer which is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities in a foreign country, and (iii) relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. There remain uncertainties as to how the Cybersecurity Review Measures will be interpreted and enforced, and to what extent it may affect us. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our securities overseas, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our Class A ordinary shares and/or ADSs. If we proceed with any of such offering or maintain the listing status of our Class A ordinary shares and/or ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares and/or ADSs.

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

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders or partners, as the case may be, as well as certain of the VIEs’ subsidiaries to operate the Group’s business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our revenues in 2022, 2023 and 2024.

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

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with the SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium- or long-term loan to be provided by us to the VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 350% of the net asset of the relevant PRC subsidiary.

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

Significant revaluation of the Renminbi may have a material and adverse effect on our business operation or your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On April 25, 2024, the SAMR promulgated the Anti-monopoly Compliance Guideline for Undertakings, also known as the Anti-monopoly Guideline. The Anti-Monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. On June 6, 2024, the State Council published the Regulation on Fair Competition Review that became effective on August 1, 2024, which has strengthened the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including fair competition review, random inspections, complaint handling, supervision, and other related processes.

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the HFCAA in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in the Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. More recently, on February 21, 2025, the United States President Donald Trump issued the America First Investment Policy to provide guidance on investment oversight. The policy includes directives to, among other things, determine if adequate financial auditing standards are upheld for companies covered by the HFCAA.

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

As of April 9, 2025, Tencent beneficially owned 11.2% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, and held in the aggregate 93.8% of our total voting power. As a result of this dual class share structure, Tencent will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. Moreover, Tencent may increase the concentration of its voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

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

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Class A ordinary shares and/or ADSs. In addition, if any of the shares held by our shareholders are registered under the Securities Act, it would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Therefore, you may not rely on dividend distribution, if any, of our Class A ordinary shares and/or ADSs as a major source for investment return.

On May 11, 2024, our board of directors adopted a cash dividend policy, pursuant to which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. However, our board retains full discretion over whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our board of directors decides to declare and pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flow, financial conditions, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Accordingly, the return to the holders of our Class A ordinary shares and/or ADSs will likely depend substantially upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which the holders of our Class A ordinary shares and/or ADSs purchased the Class A ordinary shares and/or ADSs. The holders of our Class A ordinary shares and/or ADSs may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

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

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries and jurisdictions other than the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in an active conduct of a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent it is attributable to activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, we believe it is reasonable to take the view that we were not a PFIC for our 2024 taxable year. However, we have not obtained valuations of our assets and have not received any opinion regarding the classification of our income and assets for purposes of the PFIC rules and therefore cannot provide any assurance that we were not in fact a PFIC for our 2024 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2024 taxable year, if our market capitalization declines or is volatile we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.20% of the greater of the consideration for, or the value of, shares transferred, with 0.10% payable by each of the buyer and the seller.

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

Transaction with UMG

In March 2020, we joined a consortium led by Tencent to acquire a 10% equity stake in Universal Music Group, or UMG, from its parent company, Vivendi S.A. We invested a 10% equity interest in the consortium. In December 2020, the consortium exercised its call option to acquire an additional 10% equity interest in UMG from Vivendi S.A. at the same enterprise value as in the forgoing transaction, and such acquisition was completed in January 2021. By December 31, 2024, we maintained a 10% equity interest in the consortium, which held 20% equity in UMG. In March 2025, the consortium completed a transfer of the UMG shares held by the consortium to its members through distribution-in-kind. Following the distribution, we held directly 2% equity interests in UMG.

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

4.B. Business Overview

Who We Are

Music is a universal passion. Regardless of who we are, where we come from, we all have our favorite songs, albums or artists. Music connects us on a deeply personal level and brings people together through engaging, social, and enjoyable experiences. We are pioneering the way people enjoy online music, and music-centric social entertainment services.

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

We are the largest online music entertainment platform in China in terms of MAU as of December 31, 2024.

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

Besides our major apps, we also offer a range of services and initiatives designed to engage both users and content creators through diversified music formats and mediums. These efforts contribute to our broader music entertainment ecosystem, distinguishing us from our peers. For example, we offer Tencent Musician Platform, an online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience, as well as TME Live, our proprietary online-and-offline music concert initiative. See “— Our Content — Our Content Strategies — Cultivating Aspiring Artists” for more information about Tencent Musician Platform. We also enhance users’ music discovery journey by incorporating AI tools, such as the AI music companion, to offer a more personalized and engaging experience. These services and initiatives also support our growing network of content creators, including established and emerging artists, by improving production efficiency and expanding opportunities. By enabling users to listen, sing, watch and share music in innovative ways and in a variety of use cases, they greatly complement our major music apps and form an essential part of the all-in-one music and audio entertainment ecosystem that offers a one-stop experience to all users.

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

Users may use basic features on these apps, including streaming, without logging in. To purchase subscription packages and enjoy additional features, such as creating personal playlists, users need to log into QQ Music, Kugou Music and Kuwo Music, which requires a Weixin or QQ account, or a mobile phone number.

We make users’ music journey simple and fun through discovery and personalization. These efforts, combined with our ability to provide quality online content and experiences, have continued to drive user engagement and users’ willingness to pay for our online music services. In the fourth quarter of 2024, the number of paying users for our online music services has exceeded 120 million.

• Listening experience and beyond.

• Advanced music player. We offer various functions to enhance user experience, such as sound quality optimization, shuffle play, day/night modes and music caching. We have also developed a variety of audio settings that fit different songs, use cases, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices. A wide selection of proprietary sound effects is at users’ option, catering to their diverse music tastes and preferences. For instance, we continuously upgrade our self-developed audio features, including the QQMUSIC AUDIO series and the Kugou Viper 3D series, to deliver clearer and more immersive sound experiences to our Super VIP Membership subscribers and those using our service in cars. Moreover, Kugou Viper 3D innovatively introduced a three-dimensional sound effect that mimics live music, providing users with a unique and enjoyable listening experience.

• AI-enabled experience. Through AI technologies, we continuously enhance users’ listening experience. Our AI-powered audio effect analyzes the audio to match songs with the most suitable audio settings, ensuring an optimal audio streaming performance. In addition, our AI voice extraction feature allows users to separate original vocals and instrumental tracks with a single click, so that users can sing alongside their favorite artists or enjoy instrumental-only mode for karaoke sessions.

• Personal homepage. Users have their own customized homepages where they can manage their playlists and access recently downloaded and/or streamed music content. It also provides various functions, such as following artists, purchasing subscription packages, tracking activity data and changing app themes.

• Music discovery.

• Search. Users can discover music content through our powerful search engine. They can search music content across playlists, music charts, artists and genres. Our award-winning song recognition tool allows users to discover a randomly heard track of music without having to know a single key word. On QQ Music, we also introduced an AI assistant powered by the self-developed MuseV virtual human video model, supporting text-to-voice chat and fuzzy searches to help users discover desired songs and explore music trivia. Moreover, we integrated DeepSeek into the AI assistants, comment sections, recommendation pages, and other user touchpoints, allowing users to effortlessly access interesting music information, receive song comments in diverse styles, and enjoy a more personalized music experience.

• Smart recommendations. With our algorithms that intelligently detect users’ evolving music tastes, we then recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. Utilizing deep learning and data analytics, we have increased the percentage of streams coming from these recommendations. With our growing content library, we are deepening our understanding of music and user preferences. By developing a dedicated recommendation middle platform and refining our tagging system, we continually enhance our music recommendation capabilities and improve users’ music discovery experience. For instance, our large audio model can deeply analyze and identify audio features, facilitating more precise recommendations of high-quality content, helping users discover their favorite songs more easily and driving overall engagement.

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

• Help users connect with those sharing common interests. We are dedicated to helping people connect with others with a shared passion for music. From enjoying the latest singles and albums from one’s favorite artists to participating in song guessing games featuring well-known musicians, we foster connections not just among friends and family, but also with fellow music enthusiasts. For example, in the first quarter of 2024, we launched a total of 25 song-guessing challenges, paired with a badge reward system, which successfully increased user engagement with their favorite artists. These initiatives help users stay connected with their music-loving friends and share their musical discoveries. Ultimately, these connections provide us with valuable insights, enhancing our music discovery and recommendation capabilities.

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

Other Music Services

We offer other music services to drive user traffic, deepen user engagement and increase monetization. Such services primarily include content licensing that involves granting rights to our content for use by other platforms, sales of digital albums, sales of customized artist-related merchandises, live performances and concerts and artist management services.

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

• Virtual karaoke rooms. Users can create virtual karaoke rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts and holding sing-offs for most likes and gifts. In addition, WeSing’s multi-person singing rooms, available in both video and audio formats, have consistently enhanced real-time interaction scenarios on the platform. Our Friend Karaoke Room also enables families and friends to sing, chat, play and socialize, bringing the offline karaoke experience online for our users to enjoy real-time social interactions. WeSing’s online karaoke rooms also offer a broader suite of online singing experience, including different party sizes ranging from solo and duet to small and large groups.

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

We offer users the option to register with and access our live streaming services using their Weixin, QQ accounts, and their mobile phone numbers.

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

Our Content

We are dedicated to building a comprehensive and differentiated content library covering our users’ favorite content across both genres and formats. We have a comprehensive content library with over 260 million music and audio tracks as of December 31, 2024.

Diverse Content Library

We offer a diverse range of professional as well as user-generated recorded and live content across various formats. Our content generally spans five different types:

• Songs.

• Features songs performed by both established and aspiring artists in China and around the world.

• Underpinned by a comprehensive original content production system that utilizes our technology capabilities and deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music.

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

We are continuously diversifying across content type, genres and formats on our platform. While broadening our offering of copyrighted music, we have also been working closely with industry participants, artists and other partners to create and produce more differentiated content and to co-produce chart-topping songs across gaming, film, literature and comic categories.

In addition, we have collaborated with leading music charts, magazines and social media platforms worldwide to increase the exposure of Chinese artists and songs both domestically and internationally. Built on our collaborations with Billboard, we have integrated TME UNI Chart as the only music chart from the Chinese mainland on Billboard. We have collaborated with Billboard China to host “THE ONE,” a music competition that brings together a panel of accomplished singers and songwriters from both China and overseas and positioned “THE ONE” to identify talented up-and-coming artists capable of creating top-notch original Chinese music and to help them reach a global audience. Moreover, in 2024, we announced a strategic partnership with Weibo and upgraded QQ Music’s Top Trending Songs Chart by incorporating Weibo’s popularity index factor which enhances the chart’s influence and deepens artists’ social recognition.

Enhance In-House Original Content Development Capabilities

We continue to invest in original content production to meet user demands for diverse forms of music entertainment. We have established a comprehensive set of original content production capabilities that utilize both internal and external resources, our advanced technology and deep understanding of music to create compelling, diverse music offerings. For example, the song “This is my life,” by renowned Chinese singer Chen Chu sheng, was developed in-house by us and became the theme song for the popular variety show The Treasured Voice. The song has gained widespread traction. Furthermore, we have also offered various promotional tools to help artists effectively reach their target audiences and climb the popularity charts. With these cutting-edge resources, our artists have produced hits that resonate across diverse listener preferences, significantly enriching our content offerings.

Our commitment to original content development has translated into high-quality self-produced and co-produced content that resonates with music enthusiasts. For example, in 2024, we collaborated with multiple popular film and hit TV dramas, such as The Legend of Shen Li and The Tale of Rose, to produce a series of original songs and scores. These catchy original soundtracks created massive social media buzz that boosted streams and viewership. Their outstanding performance showcases our ability to spot and set content trends while maximizing the value of content. Our original soundtrack for The Legend of Shen Li smashed records with over 150 million streams within 30 days of release, making it a top original soundtrack debut in 2024. Our self-produced songs River Flow by TIA RAY and What I Anticipate Is Not Snow by Zhang Miaoge became top-rated hits on social media.

Cultivating Aspiring Artists

We are not just a platform for established artists but also one for discovering and cultivating rising music talents. We provide opportunities for newer generations of aspiring artists to fulfill their ambitions to sing and perform by supporting them in areas such as content curation, marketing, promotion, monetization and career training. We are proud to have promoted the singing careers of many new music stars who started their careers on our platform. We also work closely together with music labels to identify and cultivate aspiring artists on our platform.

Cultivating original works and enriching the indie musician ecosystem through our Tencent Musician Platform leads to our content differentiation. Tencent Musician Platform is our online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience. For example, in 2024, we hosted TME Zebra Music Festival in Anhui, featuring a impressive lineup of artists and Tencent musicians, including the renowned Leon Liu. This event successfully attracted a vast number of fans over the course of two days and garnered widespread acclaim, significantly enhancing the visibility and recognition of participating artists.

We are dedicated to nurturing indie artists by equipping them with a broad range of resources. This includes everything from song production, global promotion, artist development, incentive programs, performance opportunities, copyright guidance, to career training, enabling them to maximize their potential, engage with fans, and monetize their creations.

By the end of 2024, we have successfully supported original songs across various genres, created by indie artists. Some of these songs have achieved significant reach and recognition, resonating with diverse audiences and contributing to the thriving music ecosystem on our platform.

Fostering User Content Creation

To further extend the breadth of our content offerings, we allow users to upload content in the forms of karaoke songs, live streaming performance, short-and long-form videos and other formats of music-oriented content. This user-generated music content further engages users and enhances their experience, both as content creators and as audience.

We use our data analytics technologies to recommend content generated by karaoke singers and live streaming performers to help increase their exposure.

Furthermore, we added additional video and long-form audio formats to our content offerings and continued to launch social media initiatives and additional lite versions of our apps to attract a broader group of users. We also developed innovative ways for users to enjoy personalized content by consistently improving our music content tagging process and recommendation capabilities, as well as analyzing our platform’s data repository to better fulfill users’ music tastes and preferences. We believe that all of these initiatives as strategic, long-term investments, will improve our user experience, attract more users to contribute to more user-generated content on our platform, driving a virtuous cycle for sustained growth and monetization.

Explore Innovative Content Forms

We constantly innovate brand new forms of content that our users love. As interest in live events surges, we are also expanding our footprint in offline performances. We use TME Live to create new music scenarios, allowing us to capitalize on rising opportunities from live music performance through multi-faceted formats. Throughout 2024, TME Live continued to innovate in terms of interactive formats and monetization models. For instance, we upgraded our 2024 Tencent Music Entertainment Awards (TMEA) event in Macau, featuring A-list domestic singers, rising musicians, and international idols. Notably, over 60 household names, including Zhou Shen, TIA RAY, Jane Zhang, and a K-pop girl group BABYMONSTER performed at this year’s event, generating billions of social media buzz and showcasing our elevated industry influence. We also hosted QQMUSIC DIANFENG AWARDS, an annual trendsetting online-merge-offline music event catering to the younger demographic, to reinforce our core user base.

Collaborations with Tencent Ecosystem

We are committed to capitalizing on the synergies with Tencent and continuously enriching our collaborations with the broader Tencent ecosystem to deliver novel music entertainment experience and content. In 2024, we strategically utilized our extensive resource advantage in TV, film IPs and artists to elevate production, promotion and success of our self-produced content. For example, we invited popular artists Zhou Shen, Kenji Wu and MIKA to perform the original soundtracks for Tencent Video’s blockbuster TV series Joy of Life 2 and The Tale of Rose. These self-produced songs amassed over 200 million streams in total on our platform within three months of debuts. We also produced the theme songs for League of Legends and Peacekeeper Elite, performed by Wang Junkai and Esther Yu and introduced member-exclusive privileges, such as redeeming game items and participating in lucky draws by listening to the theme songs. After the songs were released, they quickly topped multiple charts, leading to increased user and member activity. This effectively promoted interaction and integration between music and gaming users.

Furthermore, we continued to expand our collaboration with Weixin to explore new avenues to distribute music content, aiming to bring a superior music experience to massive Weixin users. We added a music listening function on Weixin , giving Weixin users access to our vast and growing content library. This initiative broadens our audience reach while also increasing exposure to talented musicians. We are also working with Weixin Video Accounts to co-build an independent musician ecosystem that supports and promotes these aspiring musicians’ career growth. We also offer a song recognition feature in Weixin Video Accounts that can automatically identify the background music of videos from Weixin Video Accounts, direct users to QQ Music to listen, and allow users to set such music as their Weixin ringtone or use in their own videos.

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

• MCSC. We entered into an agreement with the MCSC in April 2025. The agreement is intended to secure the copyright with respect to musical compositions and lyrics underlying our music content that are not already covered by our existing licensing agreements with music labels and music copyright owners. Under this agreement, we are granted the right to distribute through the internet the musical compositions and lyrics managed by the MCSC. In return, we pay MCSC a license fee that equals to a specified advance payment plus a percentage of revenues generated from the licensed music content (net of certain costs). The MCSC has also agreed that, in the event of any copyright dispute or claims involving music content covered by this agreement, including those that occurred since the expiry of our previous framework agreement with MCSC, they will be responsible for negotiating with, or compensating, the third-party right owners.

How We Generate Revenues

We generate revenues primarily from (i) online music services and (ii) social entertainment services and others.

Online Music Services

Our revenues generated from online music services were RMB12,483 million, RMB17,325 million and RMB21,742 million (US$2,979 million), accounting for 44.0%, 62.4% and 76.6% of our revenues in 2022, 2023 and 2024, respectively.

Music Subscription

We offer users subscription packages across music platforms, including QQ Music, Kugou Music and Kuwo Music, to access our content. Subscription packages are available at different prices to provide users with different combinations of features and privileges. For example, users subscribing for our basic subscription package are offered a fixed number of downloads per month of our music content offerings and access to certain pay-for-streaming content, and users subscribing for our premium memberships have access to add-on features and privileges including additional personalized app themes and avatar designs, more sound effects that enhance listening experiences, and faster streaming and download speed. We also offer users subscription packages with different privileges. For example, SVIP packages offer various features, such as access to certain audio content, AI-powered large model sound effects, higher sound quality including QQ MUSIC AUDIO or Kugou Viper 3D, as well as the Vocal Switch feature that allows users to easily switch between vocal-only playback and pure instrumental accompaniment and dedicated artist-fan interaction events. We expect to introduce additional benefits and more music subscription packages in the future, providing users with more exclusive privileges and features, which will help to improve user engagement, increase conversion to paying users, and enhance user retention on our platform.

Advertising Services

We offer various advertising services to advertisers across our platforms, and continuously optimize our advertising service portfolio. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps, industry standard banner ads of various sizes and placements on the interfaces of our platform. Additionally, we offer an ad-supported model that enables users to watch advertisements in exchange for various benefits. This includes accessing select music content that for free, which would typically require payment, as well as receiving rewards by engaging with advertisements. In addition, we provide sponsorship advertisement for various types of brand advertisers, to provide them with a broad and diverse target audience.

Other music services

We offer users subscription packages to access our audio content. Paying users on our platform are granted unlimited access to certain popular and carefully curated audio content during the subscription period. We also offer our paying users a variety of other privileges and benefits, including priority access to certain audio content and discounts on audiobooks.

Furthermore, we generate a portion of revenue from other music services, including content licensing, sales of digital albums, sales of customized artist-related merchandises, live performances and concerts and artist management services.

Social Entertainment Services and Others

Our revenues generated from social entertainment services and others were RMB15,856 million, RMB10,427 million and RMB6,659 million (US$912 million), accounting for 56.0%, 37.6% and 23.4% of our revenues in 2022, 2023 and 2024, respectively.

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

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services through sales of premium memberships and other monetization models. For online karaoke, users can subscribe for memberships to include higher soundtrack resolution and access to video clips of vocal tutorials. For live streaming, selected live streaming performers can produce and sell their own digital albums through our platform and share a portion of their revenues therefrom with us. Revenues generated on our platform are shared with our karaoke singers and live streaming performers or their agents, typically based on a percentage of the revenue generated from the sales of virtual gifts attributable to their performance. Furthermore, similar to the advertisements displayed on our online music apps, we offer various advertising services across our social entertainment platform.

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

Content Monitoring

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. We have established procedures to monitor and remove inappropriate or illegal content from our platform. Our content monitoring team reviews text, images, and videos to ensure compliance, with systems in place to periodically filter and screen our platform. We have developed an effective copyright infringement monitoring system that detects potential copyright infringement by other platforms or our users. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

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

We have a large dataset, and we devote substantial resources to analyzing data in order to obtain useful insights into our users’ music entertainment and social behaviors. We believe our technology will allow us to better understand and respond to user preferences, deliver a superior user experience, and further differentiate our services from our competitors.

• Search and discovery engines. We provide users with a quality and fun music entertainment experience by using our powerful music search and discovery engines underpinned by strong data analytics capabilities. These engines not only help users easily discover and enjoy music content but also assist artists in reaching their target audience and maximizing their value. At TME platforms, we not only allow users to search for their desired music content in our massive library with high accuracy and relevancy, but also use advanced proprietary technologies to curate and distribute music content catering to their specific tastes and interests. For example, QQ Music is the first in China’s online music industry to adopt the PDM with the highest accuracy among its peers. Using the proprietary deep learning content value assessment algorithms, the PDM is capable of predicting the next hit song by analyzing recent popular music trends and user preferences for precise content discovery and distribution to interested users. The extraordinary performance of the PDM was recognized by the MIREX, a global benchmarking event that examines state-of-the-art music information retrieval approaches.

We have developed three core technologies that further enhance content discovery and user engagement. First, our song recognition technology, powered by advanced audio fingerprinting, has demonstrated exceptional robustness in noisy environments, accurately identifying songs despite interference from speech or intense background noise. This enables users to discover a randomly heard track of music without having to know a single keyword to start a search. Second, we have continuously refined next-generation recognition technology for cover and humming samples. These upgrades have led to breakthrough improvements in both accuracy and recall rates, offering users a more precise and seamless music recognition experience. Third, in recommendation scenarios, we have incorporated the Qinwu music audio representation model to promote high-quality content to users more precisely.

These technological advancements, combined with smart recommendations for music of similar genres, types and artists, offer users a superior and enjoyable music discovery experience, effectively improving user loyalty. We have been continuously improving our efficiency in content curation and accuracy of search and discovery engines, which we believe has resulted in a substantial increase in average daily streams and user engagements.

• User-experience enhancements. We offer a wide selection of better sound quality and variety of sound effects to enhance our users’ listening experience. Our award-winning proprietary audio setting, Kugou Viper 3D, as well as QQMUSIC AUDIO and WeSing Super Voice audio settings, not only bring superior sound quality and a best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sound effects. In 2024, QQ Music and Kugou upgraded to QQMUSIC AUDIO 3.0 and Viper 3D 2.0 Sound, demonstrating our continuous optimization of audio quality and effects technology. QQ Music also introduced a data-saving AI-enhanced SQ Lite Mode while preserving superior sound quality. These enhancements were made with the goal of optimizing sound clarity and expressiveness and continue to set a new standard for high-quality music streaming. In addition, we provide various special visual effects and camera filters to users recording videos on our platform. We are also using AI technology to continuously enhance users’ listening experience. Our AI-powered audio effect analyzes the audio to match songs with the most suitable audio settings to create an optimal audio streaming performance. Additionally, our AI voice extraction feature allows users to separate original vocals and instrumental tracks with a single click so that they can sing alongside their favorite artists or enjoy instrumental-only mode for karaoke sessions.

• Innovative use cases of cutting-edge technologies. Our voice synthesis technology, such as Lingyin Engine, combines AI capabilities with user-generated content, which allows users to perform songs in multiple languages using AI and create tracks with distinctive vocal tones. Additionally, our AI technology enables users to sing duets with their favorite celebrities. We also integrated the advanced capabilities of DeepSeek LLM to empower users and creators in song creation, creating a more tailored and inclusive experience. For instance, utilizing DeepSeek’s lyrics generation capabilities alongside our AI songwriting feature, users can quickly create songs tailored to specific contexts or moods. Moreover, we integrated DeepSeek into our AI assistants, comment sections, recommendation pages, and other user touchpoints, allowing users to easily access interesting music information, receive song comments in diverse styles, and enjoy a more personalized music experience. QQ Music is the first Chinese music app optimized for Apple Vision Pro, utilizing iOS 18’s advanced haptic feedback technology. This innovation transforms audio signals into subtle vibrations, letting users not just hear the music but also feel its rhythm and beat.

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

We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other platforms. More specifically:

• Monitoring. Powered by our advanced audio and video fingerprinting technology and massive data base, we are able to continuously screen and identify infringing content displayed on third-party platforms in China.

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

Other Intellectual Property

In addition to copyrights of our content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the Group’s intellectual property rights. As of December 31, 2024, the Group had applied for 5,159 patents, among which 3,013 patents have been granted by the China National Intellectual Property Administration and overseas. One of the Group’s patents has been recognized with the Nineteenth China Patent Award, one of the Group’s patents has been recognized with the Twenty-second China Design Award, two of the Group’s patents have been recognized with the twenty-third China Patent Awards, two of the Group’s patents have been recognized with the twenty-fourth China Patent Awards, and one of the Group’s patents has been recognized with the twenty-fifth China Patent Award, by the China National Intellectual Property Administration. In addition, one of the Group’s patents was granted the Eighth Guangdong Patent Silver Award by the People’s Government of Guangdong Province. As of December 31, 2024, the Group had applied for 6,278 trademarks, among which 4,508 had been registered with the Trademark Office of the China National Intellectual Property Administration and overseas. The Group had also registered 731 software copyrights with the Copyright Protection Center of the PRC. The Group’s “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court. Three of the Group’s patents received the Shenzhen Science and Technology Patent Award from the Shenzhen Municipal People’s Government in 2020, 2021 and 2023.

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

Environmental, Social and Governance

We implement the Environmental, Social and Governance (“ESG”) principle by managing identified issues and risks proactively, as well as integrating sustainable value creation into our operations and product development. ESG is also viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders by embracing diversity and public interests. We implement sustainable development in our operation process, clarify ESG management work procedures, and promote the continuous improvement of our ESG management. We have continued to improve our management of ESG matters through a series of measures, including, considering ESG matters in strategic planning, conducting and regularly refreshing a materiality assessment to identify and assess major ESG issues, developing and regularly reviewing ESG policies, and regularly monitoring ESG performance against our goals. Our Investor Relations Department is responsible for ESG work coordination and reporting to management and the Board of Directors as appropriate. Comprising business leaders and personnel from various functional departments of the Group, our ESG working group is responsible for daily ESG work and collecting ESG-related data and materials to compile our annual ESG reports.

We aim to build a sustainable community with our employees, users, artists, and business partners, and strive for long-term environmental sustainability through various initiatives. In April 2024, we have collaborated with Tencent Charity to launch the “If Music Had a Shape” special music project, calling on the public to pay attention to the autism community. Fiona Sit performed the event's theme song, “Can You Understand Me, the Rest of Me.” In 2024, we invited over 60 renowned artists and groups from China and abroad to share songs in support of children with autism. Inspired by the artists’ musical works, we collaborated with children with autism to create drawings, further expanding the social value of music. Additionally, in the second quarter of 2024, we collaborated with Tencent Charity to launch the “Little Red Flower Concert”, bringing together artist volunteers and teachers and students from rural schools for artistic co-creation. By combining offline performances with online live streaming, we supported local education charity projects through music, enriching the education resources available to children in rural areas. Furthermore, we teamed up with the Chen Yidan Foundation to establish Music Garden Space in 2018, aiming at providing a range of music education to children of ethnic minorities and from remote regions while also offering music training to local teachers in these regions. In August 2024, the 5th “Music Garden Space” summer camp came to an end in Beichuan Qiang Autonomous County, Sichuan Province. During the 4-day summer camp, centered on the theme of “Singing on the Moon”, we brought artist volunteers and employee volunteers to Beichuan, bringing the children basic musical instruments classes, music appreciation and performance classes, alongside other classes, so that children in remote mountainous areas could get a more diversified and comprehensive music and art education.

We are committed to reducing our environment footprints and building green low-carbon workplaces. For example, we strictly control the use of printing paper in all workplaces and encourage employees to print double-sided when possible using recycled paper. We also post water conservation stickers, signs and posters in bathrooms and other places where employees congregate. We endeavor to engage stakeholders and the broader public in our environmental sustainability efforts, aiming to raise public awareness and promote broader public engagement. For example, in the fourth quarter of 2024, we collaborated with the Ministry of Education and Global Panda Partners to launch the “Write a Song for Pandas” music competition. This initiative aims to raise public awareness of biodiversity and promote harmony between humans and nature.

In 2024, we have released our first ESG report, marking the first time we have shared our practices and achievements in the areas of ESG. This also represents an important first step in our journey toward sustainable development. In the future, we will regularly disclose our latest ESG practices and achievements and continue our efforts on the path of sustainability. For more information and the latest updates in 2024, please refer to the newly released 2024 ESG Report, the second publication in this area.

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

Value-Added Telecommunication Business Operation License (business type: domestic fixed network data transmission business (Beijing, Zhejiang and Guangdong); internet data center business (with server rooms located in Beijing, Ningbo and Guangzhou); domestic internet protocol virtual private network business (Beijing, Zhejiang and Guangdong); internet access services (Beijing, Zhejiang and Guangdong); information services, excluding internet information services (nationwide))

	Guangzhou Kugou	June 21, 2028
ICO License	Guangzhou Kugou	May 28, 2025
License for Production and Operation of Radio and TV Programs	Guangzhou Kugou	October 21, 2026
Commercial Performance License	Guangzhou Kugou	September 30, 2026
Publication Business Permit	Guangzhou Kugou	April 30, 2029

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), excluding information search and inquiry services and instant information interaction services)

	Beijing Kuwo	March 5, 2026
AVSP	Beijing Kuwo	January 29, 2028
ICO License	Beijing Kuwo	June 27, 2027
License for Production and Operation of Radio and TV Programs	Beijing Kuwo	November 16, 2025
Commercial Performance License	Beijing Kuwo	December 25, 2026
Publication Business Permit	Beijing Kuwo	January 20, 2031
ICO License	Tencent Music Shenzhen	July 16, 2027
Commercial Performance License	Tencent Music Shenzhen	October 9, 2025
Publication Business Permit	Tencent Music Shenzhen	May 31, 2026

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), including culture and publishing, excluding information search and inquiry services, and instant information interaction services)

	Shenzhen Lanren	September 17, 2029
ICO License	Shenzhen Lanren	September 5, 2026
License for Production and Operation of Radio and TV Programs	Shenzhen Lanren	August 21, 2025
Publication Business Permit	Shenzhen Lanren	May 31, 2026

Note:

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

The MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), or the Negative List, on September 6, 2024, which became effective on November 1, 2024. The Negative List stipulates that any PRC domestic enterprise engaging in prohibited industries under the Negative List shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated on September 25, 2000 and amended on January 8, 2011 and December 6, 2024 respectively, by the State Council, commercial internet information services providers, which means providers of information or services to internet users with charge, shall obtain a VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent regulatory authorities before providing any commercial internet content services within the PRC.

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

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting such approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses was deleted. On April 8, 2024, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World. This notice states that in regions authorized to implement the pilot program, the restrictions on specific types of value-added telecommunications businesses will be lifted. However, no detailed guidance or implementation measures have been issued, there remains uncertainty as to how it should be interpreted and implemented.

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

As of the date of this annual report, Beijing Kuwo holds a valid AVSP, Guangzhou Kugou has submitted an application to renew its AVSP and such application is being processed by the relevant authorities and Tencent Music Shenzhen and Shenzhen Lanren may be required to obtain an AVSP. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

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

On November 12, 2020, the NRTA promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth registration requirements for platforms providing online show live streaming or ecommerce live streaming as well as requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. On February 9, 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Live Streaming, or the Circular 3. Pursuant to Circular 3, internet streaming platforms are required to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time and live streaming performers must comply with laws and regulations when conducting live streaming activities, and are prohibited from engaging in activities that threaten national security, disrupt social order, infringe upon the legitimate rights and interests of others, or spread obscene information, additionally, live streaming performers are not allowed to engage in illegal transactions within or across platforms, organize or incite users to commit online violence, or organize gambling or disguised gambling, whether online or offline.

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

Regulations on Commercial Performances

The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council on August 11, 1997 and last amended with immediate effect on November 29, 2020. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. In addition, the Measures for the Administration of Performance Brokers was promulgated by the Ministry of Culture and Tourism on December 13, 2021 and became effective on March 1, 2022, pursuant to which performance broker shall pass the performance broker exam and acquire a performance broker certificate before engaging in the performance brokerage activities. The Implementing Rules for Administrative Regulations on Commercial Performances, or the Rules for Commercial Performances, which was last amended with immediate effect on May 13, 2022, further stipulates that foreign-invested performance brokerage institution engaged in commercial performance activities shall submit applications in accordance with the Rules for Commercial Performances before conducting such activities. Currently, each of Guangzhou Kugou, Beijing Kuwo, Tencent Music Shenzhen and Shenzhen Lanren holds a valid Commercial Performance License.

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

On February 25, 2023, the Administrative Measures for Internet Advertising, or the Internet Advertising Measures, were published by the SAMR which became effective from May 1, 2023 and replace the SAIC Interim Measures. According to the Internet Advertising Measures, internet advertising operators and publishers shall establish and improve the management systems regarding acceptance, registration, review and filing of the internet advertising businesses according to the relevant regulations and shall examine, verify and register the identity information of advertisers such as their names, addresses and valid contact details, set up registration files and check and update them on a regular basis. Relevant files shall be kept for not less than three years from the date of termination of the advertisement release. Internet advertising operators and publishers are required to set up advertisement reviewers familiar with advertising laws and regulations or establish a special department responsible for the review of internet advertisements. Where internet advertising is published by means of algorithmic recommendation, the relevant rules and records of such algorithmic recommendation shall be included in the advertising filings. In addition, the advertisers and advertising publishers are required to set obvious buttons in the internet advertisements including the pop-up advertisements to ensure the closing of such advertisements by one click. The Internet Advertising Measures further clarifies that product sellers or service providers promoting products or services through online live streaming which constitutes commercial advertisements shall assume the responsibilities and obligations of an advertiser. The interpretation and implementation of the Internet Advertising Measures may continue to evolve, and uncertainties remain regarding their long-term impact on our business and results of operations.

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

On September 24, 2024, the State Council published the Regulation on Network Data Security Administration, or the Regulation on Network Data, which took effect on January 1, 2025. The Regulation on Network Data provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. However, the Regulation on Network Data provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review.

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

On September 24, 2024, the State Council issued the Regulations on Network Data Security Administration, which require network data processors offering generative artificial intelligence services to enhance the security management of training data and its processing activities, and to implement effective measures to prevent and address network data security risks.

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

Pursuant to the PRC EIT Law, the EIT tax rate of a qualified high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Beijing Kuwo, Yeelion Online and TME Tech Shenzhen have been recognized as HNTE by relevant government authorities and were therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), a subsidiary of the Group, was recognized as HNTE by relevant government authorities and was therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2022 and 2023. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was recognized as HNTE by relevant government authorities and was therefore qualified for a preferential tax rate of 15% for the year ended December 31, 2024.

Pursuant to the PRC EIT Law, a qualified software enterprise, or SE, is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years. Shiyinlian was qualified as an SE and was entitled to a reduced tax rate of 12.5% for the years ended December 31, 2022 and 2023.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 5% to 9%.

In December 2021, the Organization for Economic Co-operation and Development published Pillar Two model rules, enabling jurisdictions to enact domestic tax laws to implement a globally agreed common approach. These rules apply to multinational groups with annual revenue of EUR750 million or more in at least two of the four fiscal years preceding the tested fiscal year, potentially including Tencent, the Group’s ultimate holding company. As a partially owned parent entity of Tencent, the Group may be subject to a top-up tax on profits in jurisdictions where the effective tax rate falls below a minimum of 15% according to the Pillar Two model rules. As of December 31, 2024, the Pillar Two legislation has not yet enacted in the Chinese mainland. Some subsidiaries are located in jurisdictions where the legislation is enacted but not yet in effect, primarily Japan. Tencent and the Group are assessing their exposure to the Pillar Two legislation and estimate that it would not materially change the Group’s income tax for the year ended December 31, 2024. Since none of the Pillar Two legislation has taken effect, the Group does not recognize any current tax for the year ended December 31, 2024. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Value-added Tax

The Provisional Regulations on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were last amended on November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or the Detailed Rules of VAT. On November 19, 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the Detailed Rules of VAT and Order 691, all enterprises and individuals engaged in the sale of goods, processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to small-scale taxpayers is 3%.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which will become effective on January 1, 2026 and will replace the Provisional Regulations on Value-added Tax. The VAT Law provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

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

The Group and the Group’s executive officers and other employees who are PRC citizens or non-PRC citizens residing in China for a consecutive period of not less than one year and having been granted awards are subject to these regulations. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions. As of the date of this annual report, the Group has completed the SAFE Circular 7 registration with respect to its 2024 Share Incentive Plan.

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

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or the Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was adjusted to 1.75 on January 13, 2025. Therefore, as of the date of this annual report, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 350% of its net assets, or Net Asset Limits. Enterprises shall file with the SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

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

• Abuse of dominant market position. For example, selling goods at unfairly high prices or purchasing goods at unfairly low prices, selling goods at prices below cost or refusing to trade with a trading party without any justifiable cause. Specifically, an undertaking with a dominant market position shall not use data, algorithms, technology and platform rules to engage in acts of abusing its dominant market position. Sanctions for such violations include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue in the preceding year); and

• Concentration of undertakings which has or may have an effect of eliminating or restricting competition. The anti-monopoly agency (i.e., the SAMR) shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB 800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

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

On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. On April 25, 2024, the SAMR promulgated the Anti-monopoly Compliance Guideline for Undertakings, also known as the Anti-monopoly Guideline. The Anti-Monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. On June 6, 2024, the State Council promulgated the Regulation on Fair Competition Review, which has strengthened the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including fair competition review, random inspections, complaint handling, supervision, and other related processes.

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

4.C. Organizational Structure

The following diagram illustrates the Group’s corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report.

Notes:

(1)
Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our company are as follows: (i) Shenzhen Tencent Ruijian Investment Co., Ltd. (99.6096%), an entity controlled by Tencent; (ii) Qianhai Daizheng (0.3319%); and (iii) Shenzhen Litong Industry Investment Fund Co., Ltd. (0.0586%), an entity controlled by Tencent. Guangzhou Kugou operates Kugou Music and Kugou Live.
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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. On April 8, 2024, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World, providing that in regions approved to carry out the pilot program, the restrictions on the foreign equity ratios for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services, will be removed. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “— 4.B. Business Overview — Regulations — Regulations on Foreign Investment.” We are a company incorporated in the Cayman Islands. Our PRC subsidiaries, including Beijing Tencent Music and Yeelion Online, among others, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group primarily conducts its business in China through the VIEs and their respective subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure.”

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

4.D. Property, Plant and Equipment

Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing, Guangzhou and some other cities in China with an aggregate of approximately 95,227 square meters. These facilities are currently accommodating our management headquarters, most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN).

We lease substantially all of the facilities that we currently occupy. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

In addition, as of the date of this annual report, we owned an aggregate of 16.5 thousand square meters of properties in Guangzhou and Shenzhen, China.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

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

Specific Factors Affecting Our Results of Operations

Our ability to maintain our user base and further increase their engagement level

We generate revenues primarily through membership sales and virtual gifts which are closely tied to both the size of our user base and user engagement. Given our already large base of MAUs, we have increased our focus from simply increasing MAUs to enhancing user engagement. See “Item 4. Information on the Company — 4.B. Business Overview — How We Generate Revenues — Online Music Services — Music Subscription” for more information about music subscription packages. Our ability to maintain our user base and continue to increase user engagement depend on a variety of factors, including our ability to expand and diversify our content offerings, provide smart content recommendations, deliver a differentiated user experience, encourage users to explore multiple services across our platform, improve the interaction among users, and enhance our brand reputation.

We adopt a holistic approach to operating our online music services and social entertainment services to seamlessly integrate both services. We leverage our strong product features, content recommendations, and technological capabilities to create a cohesive experience for our users. For example, users can easily navigate from the listening page of a song on our music apps to the singing page on our social entertainment apps. Additionally, we provide real-time live streaming recommendations based on the music users are currently listening to on our platform, enhancing their overall experience and engagement. This integrated approach helps us maintain our massive user base and continuously increase user engagement across our services.

Our ability to strengthen monetization capability, increase paying users and drive quality growth

Our results of operations depend on our ability to deepen monetization from our massive user base, by increasing paying users enhancing spending per paying user and other diverse monetization approaches.

The table below sets forth certain key operating metrics —MAUs, paying users, paying ratio, and monthly ARPPU—for our online music services and social entertainment services for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user, if any, during any given period.

	For the Year Ended December 31,
	2022	2023	2024
MAUs(1) (in millions)
Online music services - MAUs	620	589	570
Social entertainment services - Mobile MAUs	157	126	91
Paying users(1) (in millions)
Online music services	84.2	100.9	117.6
Social entertainment services	7.8	7.6	7.9
Paying ratio(1)
Online music services	13.6%	17.1%	20.6%
Social entertainment services	5.0%	6.0%	8.7%
Monthly ARPPU(1) (RMB)
Online music services(2)	8.6	10.0	10.8
Social entertainment services(3)	169.4	114.3	70.2

Notes:

(1)
For definitions, see “Introduction.” Starting from the first quarter of 2023, online music MAUs began to include unique mobile and certain IoT devices. Accordingly, comparative figures for prior periods were updated to conform to the current presentation.
(2)
The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the periods indicated were RMB8,699 million, RMB12,096 million and RMB15,227 million (US$2,086 million), respectively.
(3)
The revenues used to calculate the monthly ARPPU of social entertainment services include revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Historically, users in China were less inclined to pay for online music services as compared with more developed markets. As a result, we initially focused on providing attractive music content and features for our online music services, with a view towards gradually cultivating users’ habits and willingness to pay in the long term. With our sustained efforts, we have observed a shift in how users perceive music consumption. Users are now more open and willing to pay for copyrighted music and its associated services. Consequently, despite the decreases in our already-massive base of mobile MAUs from 2022 to 2024 primarily due to natural churn of users, we have achieved continued strong growths in both number of paying users and ARPPU from 2022 to 2024 for our online music services. In the fourth quarter of 2024, the number of paying users for our online music services exceeded 120 million. These growths have created lasting benefits for our content partners and the entire China’s music industry. In the foreseeable future, we intend to continue our focus on monetization of our online music services as they are key to our overall platform monetization, and expect steady revenue growth from our online music services.

At the same time, we are dedicated to serving our core users with social entertainment services, which are integral to our music entertainment ecosystem. By taking advantage of advanced technologies, such as large language models (LLMs), and fostering constant innovation, we aim to offer more interactive products and deliver engaging experiences for our users.

Our ability to continue to monetize our user base is affected by several factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models into the overall user experience on our platform. Monetization of our user base is also affected by our ability to optimize our pricing strategy and to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its online music and audio entertainment industry in particular. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We face risks related to accidents, disasters and public health challenges in China and globally.”

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

We currently have a comprehensive library of music content in China across a wide range of content formats, including songs, karaoke songs, live streaming of music performances, recorded video and audio content, as well as reviews and articles. Our continued success largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the entertainment industry. We seek to identify trendsetting and potentially popular content, which in turn allows us to offer more comprehensive content.

We intend to continue to invest in and enrich our content portfolio. We will continuously invest in original content production to meet user demands for diverse forms of music entertainment. We will also continue to provide our indie musicians with useful tools and collaborative opportunities to realize their full potential while differentiating our content offerings.

Our ability to enhance returns on our spending on content

Our ability to enhance returns on our spending on content depends on our ability to identify new content and effectively monetize our content while maintaining our commitment to copyright protection.

Our service costs mainly comprise: (i) royalties paid to music labels and other content partners and our in-house production costs for content used to support both our online music services and social entertainment services; and (ii) revenues shared with performers and/or their talent agencies and other content providers which are primarily associated with our social entertainment services. Service costs have historically accounted for the majority of our cost of revenues as we have made substantial investments in building and enriching our portfolio of licensed content and attracting performers to perform on our platform.

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

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	12,483	44.0	17,325	62.4	21,742	2,979	76.6
Social entertainment services and others	15,856	56.0	10,427	37.6	6,659	912	23.4
Total revenues	28,339	100.0	27,752	100.0	28,401	3,891	100.0

Online music services. We generate revenues from our online music services primarily from (i) music subscriptions, namely sale of subscription packages with various privileges for a fixed fee and (ii) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content. In 2022, 2023 and 2024, revenue from music subscriptions was RMB8,699 million, RMB12,096 million and RMB15,227 million (US$2,086 million), respectively. In addition, we also generate online music revenues from: (i) providing long-form audio-related services, including subscription packages to access our audio content; (ii) content licensing; (iii) sales of digital music albums; (iv) sales of artist-related merchandise; and (v) offline performances and concerts. We expect our revenues from online music services to increase in both absolute amount and as a percentage of our total revenues in the foreseeable future.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts, with a portion of these revenues typically shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a growing portion of the revenues from offering display and performance-based advertising solutions on our platform and selling premium memberships to our users. We expect that our revenue from social entertainment services and others may be subject to downward pressure in the foreseeable future, due to a combination of multiple factors. These factors include the evolving macro environment, increased competition from other platforms, adjustments to specific live-streaming interactive features, and stricter compliance measures, among others. In particular, in response to the heightened regulatory oversight on live streaming platforms and performers, we implemented adjustments to certain live-streaming interactive functions for service enhancement and risk control since 2023, which resulted in a decline in the revenues from social entertainment services and others. See also “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Our Business and Industry - Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” We are striving to increase our competitive edge through ongoing product innovations and expanding into new areas of social entertainment such as interactive product offerings.

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	16,540	84.5	14,176	78.9	11,974	1,640	73.1
Other cost of revenues	3,026	15.5	3,781	21.1	4,402	603	26.9
Total cost of revenues	19,566	100.0	17,957	100.0	16,376	2,244	100.0

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

Other cost of revenues includes payment channel fees, advertising agency fees, costs related to offline performances, employee benefits expenses and others. Payment channel fees consist primarily of fees paid to online payment gateways. Advertising agency fees consist primarily of commissions paid to advertising agencies. Costs related to offline performances consist primarily of organization and production costs of offline events. Employee benefit expenses consist primarily of the salaries and other benefits paid to our employees supporting the operations of our platform. Others mainly include costs associated with sales of artist-related merchandise.

We are committed to continually investing in high-quality music content. Our music content is critical to expanding our product offerings, attracting users and driving monetization for our online music and social entertainment services over time.

We expect that our cost of revenues including, in particular, our service costs, will fluctuate in absolute amount in the foreseeable future as it is affected by various factors as discussed above. Specifically, we expect content costs to rise as we continuously broaden our offering of copyrighted music and improve original content creation. In terms of our social entertainment services, we may continue to experience fluctuations in the fees paid to content creators due to changes in social entertainment revenue. In the foreseeable future, we expect cost efficiency to improve through optimizing revenue mix and cost structure, alongside our continued focus on cost control to enhance returns on service costs within our cost of revenues.

Operating expenses

Our ongoing effort is to enhance the cost-effectiveness of our operating expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	1,144	20.6	897	17.9	865	119	18.5
General and administrative expenses(1)	4,413	79.4	4,121	82.1	3,811	522	81.5
Total operating expenses	5,557	100.0	5,018	100.0	4,676	641	100.0

Note:

(1)
Includes R&D expenses of RMB2,580 million, RMB2,525 million and RMB2,280 million (US$312 million) in 2022, 2023 and 2024, respectively.

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) branding and user acquisition costs; and (ii) salaries and other benefits paid to our sales and marketing personnel. We seek to continually enhance the cost-effectiveness of our selling and marketing expenses while incrementally increasing our investment in areas with sustained growth prospects.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; (ii) salaries and other benefits paid to our general and administrative personnel; (iii) amortization of intangible assets resulting from acquisitions; and (iv) fees and expenses associated with the legal, accounting and other professional services. We will continue to improve our operational efficiencies while continuously investing in research and development to expand our competitive advantages in product and technology innovations.

Other gains, net

Our other gains, net primarily include government grants and tax rebates, sharing of ADS service fees, gains on step-up acquisition arising from business combination and gains and losses from investments. We had other gains, net, of RMB516 million, RMB230 million and RMB165 million (US$23 million) in 2022, 2023 and 2024, respectively.

Taxation

We had income tax expense of RMB534 million, RMB825 million and RMB1,603 million (US$220 million) in 2022, 2023 and 2024, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

Beijing Kuwo, Yeelion Online and TME Tech Shenzhen have been recognized as HNTE by relevant government authorities and were therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), a subsidiary of the Group, was recognized as HNTE by relevant government authorities and was therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2022 and 2023. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was recognized as HNTE by relevant government authorities and was therefore qualified for a preferential tax rate of 15% for the year ended December 31, 2024.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 5% to 9%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Tencent Music Entertainment Hong Kong Limited. The PRC EIT Law and its implementing rules provide that dividend paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Tencent Music Entertainment Hong Kong Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In December 2021, the Organization for Economic Co-operation and Development published Pillar Two model rules, enabling jurisdictions to enact domestic tax laws to implement a globally agreed common approach. These rules apply to multinational groups with annual revenue of EUR750 million or more in at least two of the four fiscal years preceding the tested fiscal year, potentially including Tencent, the Group’s ultimate holding company. As a result, the Group may be subject to a top-up tax on profits in jurisdictions where the effective tax rate falls below a minimum of 15% according to the Pillar Two model rules. As of December 31, 2024, the Group mainly operates in the Chinese mainland, Hong Kong and Cayman Islands where the legislation is not yet enacted. Some subsidiaries are located in jurisdictions where the legislation is enacted but not yet in effect, primarily Japan. Tencent and the Group are assessing their exposure to the Pillar Two legislation and estimate that it would not materially change the Group’s income tax for the year ended December 31, 2024. Since none of the Pillar Two legislation has taken effect, the Group does not recognize any current tax for the year ended December 31, 2024. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	12,483	44.0	17,325	62.4	21,742	2,979	76.6
Social entertainment services and others	15,856	56.0	10,427	37.6	6,659	912	23.4
Total revenues	28,339	100.0	27,752	100.0	28,401	3,891	100.0
Cost of revenues(1)	(19,566)	(69.0)	(17,957)	(64.7)	(16,376)	(2,244)	(57.7)
Gross profit	8,773	31.0	9,795	35.3	12,025	1,647	42.3
Operating expenses
Selling and marketing expenses(1)	(1,144)	(4.0)	(897)	(3.2)	(865)	(119)	(3.0)
General and administrative expenses(1)	(4,413)	(15.6)	(4,121)	(14.8)	(3,811)	(522)	(13.4)
Total operating expenses	(5,557)	(19.6)	(5,018)	(18.1)	(4,676)	(641)	(16.5)
Interest income	711	2.5	1,052	3.8	1,196	164	4.2
Other gains, net	516	1.8	230	0.8	165	23	0.6
Operating profit	4,443	15.7	6,059	21.8	8,710	1,193	30.7
Share of net profit of investments accounted for using equity method	38	0.1	127	0.5	96	13	0.3
Finance cost(2)	(108)	(0.4)	(141)	(0.5)	(94)	(13)	(0.3)
Profit before income tax	4,373	15.4	6,045	21.8	8,712	1,194	30.7
Income tax expense	(534)	(1.9)	(825)	(3.0)	(1,603)	(220)	(5.6)
Profit for the year	3,839	13.5	5,220	18.8	7,109	974	25.0

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	74	57	68	9
Selling and marketing expenses	43	36	30	4
General and administrative expenses	706	577	498	68
Total	823	670	596	82

(2)
Finance cost mainly comprises interest on notes we issued and lease liabilities, and foreign exchange gains or losses, net.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 2.3% from RMB27,752 million in 2023 to RMB28,401 million (US$3,891 million) in 2024.

Online music services

Our revenues generated from online music services increased by 25.5% from RMB17,325 million in 2023 to RMB21,742 million (US$2,979 million) in 2024, mainly driven by an increase in music subscription revenues of RMB3,131 million (US$429 million) in 2024, supplemented by growth in revenues from advertising services of RMB828 million (US$113 million). Additionally, increased revenues from offline performances also contributed to the growth in revenues from online music services.

Our revenues generated from music subscriptions increased by 25.9% from RMB12,096 million in 2023 to RMB15,227 million (US$2,086 million) in 2024. This rapid growth was driven by continuous expansion in the online music paying user base and improved ARPPU. The number of paying users increased by 16.6% year-over-year to 117.6 million. The growth was primarily due to high quality content, attractive membership privileges, and optimized user operations. Monthly ARPPU increased to RMB10.8 in 2024 from RMB10.0 in 2023, primarily due to effective promotions and the successful expansion of our SVIP membership program. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, such as ad-supported mode.

Social entertainment services and others

Our revenues generated from social entertainment services and others decreased by 36.1% from RMB10,427 million in 2023 to RMB6,659 million (US$912 million) in 2024. The decrease in revenue was mainly due to adjustments made to certain live-streaming interactive functions and more stringent compliance procedures implemented.

Cost of revenues

Our cost of revenues decreased by 8.8% from RMB17,957 million in 2023 to RMB16,376 million (US$2,244 million) in 2024, primarily due to decrease in service costs by 15.5% from RMB14,176 million in 2023 to RMB11,974 million (US$1,640 million) in 2024. The declined revenues from social entertainment services led to lower revenue sharing fees, which was the primary reason for the overall decrease in service costs. Meanwhile, our content costs of royalties increased year-over-year.

Other cost of revenues increased by 16.4% from RMB3,781 million in 2023 to RMB4,402 million (US$603 million) in 2024, which was primarily attributable to higher costs related to offline performances, higher advertising agency fee and payment channel fees.

Gross profit

As a result of the foregoing, our gross profit increased by 22.8% from RMB9,795 million in 2023 to RMB12,025 million (US$1,647 million) in 2024. Our gross margin increased from 35.3% in 2023 to 42.3% in 2024. This increase in gross margin was primarily driven by strong revenue growth from music subscriptions and advertising services, as well as the ramp up of our own content. Additionally, our revenue growth outpaced the increase in content costs of royalties, which positively impacted our margins. Furthermore, the reduction in revenue-sharing ratio for live streaming performers also contributed to the margin improvement.

Operating expenses

Our operating expenses decreased by 6.8% from RMB5,018 million in 2023 to RMB4,676 million (US$641 million) in 2024.

Selling and marketing expenses

Our selling and marketing expenses decreased by 3.6% from RMB897 million in 2023 to RMB865 million (US$119 million) in 2024.

General and administrative expenses

Our general and administrative expenses decreased by 7.5% from RMB4,121 million in 2023 to RMB3,811 million (US$522 million) in 2024 primarily due to lower employee-related expenses.

Interest income

Our interest income was RMB1,196 million (US$164 million) in 2024, as compared to RMB1,052 million in 2023. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits.

Other gains, net

Our other gains, net, were RMB165 million (US$23 million) in 2024, as compared to RMB230 million in 2023. The decrease was mainly attributable to decrease in government grants and tax rebates.

Operating profits

As a result of the foregoing, our operating profit for the year increased by 43.8% to RMB8,710 million (US$1,193 million) in 2024 from RMB6,059 million in 2023. Operating margin increased to 30.7% in 2024 from 21.8% in 2023.

Finance cost

Our finance cost was RMB94 million (US$13 million) in 2024, as compared to RMB141 million in 2023. The decrease was primarily due to the foreign exchange gains recognized in 2024 versus foreign exchange losses in 2023, which arose from the fluctuation of exchange rate between RMB and U.S. dollars.

Income tax expense

We had an income tax expense of RMB825 million and RMB1,603 million (US$220 million) million in 2023 and 2024, respectively. Our effective tax rate was 18.4% in 2024, as compared to 13.6% in 2023. The increase in the effective tax rate was primarily due to the accrual of withholding income tax on earnings remitted by our PRC subsidiaries to offshore entities.

Profit for the year

As a result of the foregoing, our profit for the year increased from RMB5,220 million in 2023 to RMB7,109 million (US$974 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5.A. Operating Results — Results of Operations — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 18, 2024.

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	3,839	5,220	7,109	974
Adjustments:
Amortization of intangible and other assets arising from acquisitions(1)	498	445	440	60
Share-based compensation	834	736	681	93
(Gains)/losses from investments(2)	(141)	(7)	110	15
Income tax effects(3)	(123)	(171)	(204)	(28)
Adjusted profit for the year (Non-IFRS financial measure)	4,907	6,223	8,136	1,115
Attributable to:
Non-IFRS equity holders of the Company	4,745	5,923	7,671	1,051
Non-controlling interests	162	300	465	64
IFRS Earnings per share for Class A and Class B ordinary shares
Basic	1.15	1.58	2.15	0.30
Diluted	1.14	1.55	2.12	0.29
Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure)
Basic	1.48	1.90	2.49	0.34
Diluted	1.47	1.87	2.45	0.34
Shares used in earnings per Class A and Class B ordinary share computation
Basic	3,203,995,973	3,121,653,686	3,084,230,029	3,084,230,029
Diluted	3,234,507,356	3,168,386,031	3,130,861,720	3,130,861,720
IFRS Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	2.30	3.15	4.31	0.59
Diluted	2.27	3.11	4.24	0.58
Earnings per ADS (Non-IFRS financial measure)(4)
Basic	2.96	3.79	4.97	0.68
Diluted	2.93	3.74	4.90	0.67
ADS used in earnings per ADS computation
Basic	1,601,997,986	1,560,826,843	1,542,115,015	1,542,115,015
Diluted	1,617,253,678	1,584,193,016	1,565,430,860	1,565,430,860

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2024, we had RMB13,164 million (US$1,803 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. In addition, we had RMB24,418 million (US$3,345 million) in term deposits as of December 31, 2024. We believe that our current cash, cash equivalents, term deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to US$400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019 (the “2019 Share Repurchase Program”). On March 28, 2021, we announced another share repurchase program under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs pursuant to the relevant SEC rules (the “2021 Share Repurchase Program”). On March 21, 2023, our board of directors authorized another share repurchase program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023 (the “2023 Share Repurchase Program”). As of April 9, 2025, we have repurchased ADSs from the open market for a total of approximately US$19 million under the 2019 Share Repurchase Program, approximately US$1 billion under the 2021 Share Repurchase Program, and US$500 million under the 2023 Share Repurchase Program. On March 17, 2025, our board of directors authorized the 2025 Share Repurchase Program under which we may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing on March 21, 2025. We may repurchase additional shares depending on market conditions.

On September 3, 2020, we issued an aggregate of US$300 million senior unsecured notes due in 2025 (the “2025 Notes”), with annual interest rate of 1.375%, and an aggregate of US$500 million senior unsecured notes due in 2030 (the “2030 Notes,” together with the 2025 Notes, the “Senior Unsecured Notes”), with annual interest rate of 2.000%. The net proceeds from the notes offering were used for general corporate purposes. Both the 2025 Notes and the 2030 Notes remained outstanding as of the date of this annual report. We are not subject to any financial covenants or other significant restrictions under these notes. In 2024, we paid an aggregate of US$14 million in interest payments related to these notes.

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

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	7,481	7,337	10,275	1,408
Net cash used in investing activities	(1,446)	(1,863)	(6,818)	(934)
Net cash used in financing activities	(3,419)	(1,538)	(3,830)	(525)
Net increase/(decrease) in cash and cash equivalents	2,616	3,936	(373)	(51)
Cash and cash equivalents at beginning of the year	6,591	9,555	13,567	1,859
Exchange differences on cash and cash equivalents	348	76	(30)	(4)
Cash and cash equivalents at end of the year	9,555	13,567	13,164	1,803

The paragraphs below set forth a detailed cash flow analysis for the year ended December 31, 2024. For a detailed cash flow analysis for the years ended December 31, 2023, see “5.B. Liquidity and Capital Resources” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 18, 2024.

Operating activities

Net cash provided by operating activities was RMB10,275 million (US$1,408 million) in 2024. The difference between our profit before income tax of RMB8,712 million (US$1,194 million) and the net cash provided by operating activities was mainly due to: (i) the increase in accounts payables of RMB1,845 million (US$253 million); (ii) depreciation and amortization of RMB978 million (US$134 million); (iii) non-cash share-based compensation expense of RMB596 million (US$82 million); partially offset by (i) the income tax paid of RMB1,355 million (US$186 million); and (ii) the increase in accounts receivable of RMB539 million (US$74 million).

Investing activities

Net cash used in investing activities was RMB6,818 million (US$934 million) in 2024, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB24,458 million (US$3,351 million); (ii) placement of short-term investments of RMB12,000 million (US$1,644 million); (iii) purchase of intangible assets of RMB713 million (US$98 million); and (iv) purchase of property, plant and equipment of RMB319 million (US$44 million); partially offset by (i) receipt from maturity of term deposits with initial terms of over three months of RMB18,851 million (US$2,583 million); and (ii) receipt from short-term investments of RMB12,035 million (US$1,649 million).

Financing activities

Net cash used in financing activities in 2024 was RMB3,830 million (US$525 million), which was mainly due to (i) payment for repurchase of ordinary shares of RMB1,925 million (US$264 million); (ii) payment for dividends to the Company’s shareholders of RMB1,508 million (US$207 million); (iii) payment for shares withheld for shares award schemes of RMB217 million (US$30 million); (iv) payment for lease liabilities of RMB134 million (US$18 million); and (v) payments for interests of RMB119 million (US$16 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, commitments, share repurchase, long-term debt obligation under our 2025 Notes and 2030 Notes, and dividend payments. 2025 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$300 million in aggregate principal amount of senior notes bearing an annual interest rate of 1.375% which will mature on September 3, 2025. 2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$500 million in aggregate principal amount of senior notes bearing an annual interest rate of 2.000%, which will mature on September 3, 2030.

We intend to fund our existing and future material cash requirements with our existing cash, cash equivalents, term deposits and cash generated from operating activities. We will continue to make cash commitments, including capital expenditures, to support the growth of our business. We may also use earnings remitted by our PRC subsidiaries to fulfil our onshore and offshore capital needs.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment, land use rights and intangible assets. Our capital expenditures were RMB1,053 million, RMB1,164 million and RMB1,032 million (US$141 million) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash, cash equivalents, term deposits and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our commitments as of December 31, 2024.

	Payment due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Operating commitments(1)	197	27	192	26	5	1	-	-	-	-
Content royalties(2)	3,018	413	2,772	380	245	34	1	0	-	-
Investment commitments(3)	168	23	168	23	-	-	-	-	-	-
Capital commitments(4)	671	92	412	56	197	27	62	8	-	-
__________

Notes:

(1)
Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to offline performance services and other services.
(2)
Represents the minimum royalty payments associated with license agreements that were effective as of the end of the respective period. Contracts that are still in the negotiation and have not yet been signed are not included in this commitment.
(3)
Represents commitments to acquire the equity interests in certain entities.
(4)
Represents the minimum payments associated with construction of buildings.

Share Repurchase

Our share repurchase may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions. We repurchased ADSs from the open markets at an aggregate consideration of approximately US$447 million, US$175 million and US$261 million under our share repurchase programs in 2022, 2023 and 2024. On March 21, 2023, our board of directors authorized the 2023 Share Repurchase Program under which we may repurchase up to US$500 million of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing from March 2023. On March 17, 2025, our board of directors authorized the 2025 Share Repurchase Program under which we may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing on March 21, 2025. We generally fund our share repurchase with our existing cash and may make additional share repurchase depending on the market conditions.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We currently do not maintain any derivative contracts that are indexed to our shares and classified as shareholder’s equity and are not reflected in our consolidated financial statements and the notes thereto. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We did not have any off-balance sheet arrangements as of December 31, 2024.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. The Group conducts its operations primarily through our PRC subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company — 4.C. Organizational

Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders or Partners.” In 2022, 2023 and 2024, the amount of Service Charges paid to our PRC subsidiaries from the VIEs was RMB16,415 million, RMB16,610 million and RMB18,820 million (US$2,578 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital. In 2024, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through the VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

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

Our R&D expenses were RMB2,580 million, RMB2,525 million and RMB2,280 million (US$312 million) in 2022, 2023 and 2024, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Our judgment is required in the area of asset impairment, particularly in assessing: (i) whether an event has occurred that may indicate that the related asset value may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in the adopted valuation models, including discounted cash flows and market approach. Changing the assumptions selected by us in assessing impairment, including the revenue growth rates and pre-tax discount rates assumptions in the cash flow projections and selection of comparable companies adopted in the market approach, could materially affect the net present value used in the impairment test and as a result affect our financial condition and results of operations. If there is a significant adverse change in the key assumptions applied, it may be necessary to take an impairment charge to income statement.

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

Share-based compensation expenses and valuation of our ordinary shares

Share-based compensation relating to TME Incentive Plans

We have adopted four share-based compensation plans: the 2014 Share Incentive Plan, the 2017 Option Plan, the 2017 Restricted Share Scheme, and the 2024 Share Incentive Plan (collectively, the “TME Incentive Plans”). The share-based equity awards granted under the TME Incentive Plans are measured at fair value and recognized as an expense, net of estimated forfeitures, over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied and credited to equity. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

2014 Share Incentive Plan

Binomial model is used to measure the fair value of equity awards granted pursuant to the 2014 Share Incentive Plan. Upon the adoption of the 2024 Share Incentive plan, the outstanding options under the 2014 Share Incentive Plan were all transferred to the 2024 Share Incentive plan and the 2014 Share Incentive Plan ceased to be of any effect.

2017 Option Plan and 2017 Restricted Share Scheme

Binomial model is used to measure the fair value of equity awards granted pursuant to the 2017 Option Plan and 2017 Restricted Share Scheme. Upon the adoption of the 2024 Share Incentive plan, the outstanding options and RSUs under the 2017 Option Plan and 2017 Restricted Share Scheme were all transferred to the 2024 Share Incentive plan, 2017 Option Plan and 2017 Restricted Share Scheme ceased to be of any effect.

2024 Share Incentive Plan

We adopted the 2024 Share Incentive Plan in May 2024. According to the 2024 Share Incentive Plan, 228,775,377 ordinary shares were reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company.

The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

Assumptions used in such determination of fair value are presented below.

	Granted in
	2022	2023	2024
Risk free interest rate	2.15%-2.92%	3.46%-3.83%	4.23%-4.31%
Expected dividend yield	0%	0%	0-0.12%
Expected volatility range	55%-60%	60%	60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

Subsequent to our initial public offering in December 2018, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation in connection with the equity awards granted pursuant to the 2017 Option Plan, the 2017 Restricted Share Scheme and the 2024 Share Incentive Plan.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 9, 2025.

Directors and Executive Officers	Age	Position/Title
Cussion Kar Shun Pang	51	Executive Chairman
Zhu Liang	49	Director, Chief Executive Officer
Min Hu	53	Director, Chief Financial Officer
James Gordon Mitchell	51	Director
Brent Richard Irvin	52	Director
Wai Yip Tsang	57	Director
Edith Manling Ngan	60	Independent Director
Adrian Yau Kee Mak	64	Independent Director
Jeanette Kim Yum Chan	66	Independent Director
Tsai Chun Pan	50	Group Vice President, Head of Content Cooperation Business

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

Min Hu has served as our Chief Financial Officer since July 2016. She has been a member of our board of directors since March 2024. Ms. Hu is in charge of our finance and corporate IT functions. Prior to joining the Company, Ms. Hu served various controller roles in Tencent’s business groups, including the Interactive Entertainment Group, the Mobile Internet Group, the Social Network Group and the Technology and Engineering Group from 2007 to 2016. Prior to joining Tencent, Ms. Hu served as the director of internal audit department at Huawei Technology Co., Ltd. Ms. Hu has more than 20 years of comprehensive experience in finance, such as financial management, capital operation, operation management, mergers and acquisitions, internal control and internal audit. Ms. Hu is a member of Chartered Institute of Management Accountants (CIMA), CPA Australia, China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA). Ms. Hu received a bachelor’s degree in Industrial Foreign Trade from Xi’an Jiaotong University in China and a master’s degree in system engineering from Beijing Jiaotong University in China. Ms. Hu has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on June 7, 2022, and Ms. Hu has confirmed that she understood her obligations as a director of a listed issuer.

James Gordon Mitchell has served as a member of our board of directors since December 2018. Mr. Mitchell is Chief Strategy Officer and a Senior Executive Vice President of Tencent Holdings Limited (HKEX: 0700), where he has worked since July 2011. Mr. Mitchell is a director of certain listed companies including Universal Music Group (EURONEXT: UMG), Frontier Developments Plc (AIM: FDEV), and of various unlisted companies. He was previously Chairman and Non-Executive Director of the Board of China Literature Limited (HKEX: 0772). Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He received a degree from Oxford University and holds a Chartered Financial Analyst Certification.

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

Wai Yip Tsang has served as a member of our board of directors since February 2025. Mr. Tsang joined Tencent Holdings Limited (HKEX: 0700) in 2014 and currently serves as its Financial Controller. Mr. Tsang began his career at PricewaterhouseCoopers and subsequently held senior financial positions, including chief financial officer or group financial controller at several companies listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange, and served as a director of a company listed on the New Zealand Stock Exchange. Mr. Tsang is a fellow member of the Institute of Chartered Accountants in England and Wales, the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants, as well as a member of CPA Australia. He holds a Bachelor of Arts (Honors) in Accountancy. Mr. Tsang possesses extensive experience in audit, accounting, investor relations, and corporate finance, including initial public offerings, restructuring, and mergers and acquisitions activities. Mr. Tsang has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on February 27, 2025, and Mr. Tsang has confirmed that he understood his obligations as a director of a listed issuer.

Edith Manling Ngan has served as a member of our board of directors, and, for the purposes of the Hong Kong Listing Rules, an independent non-executive director, since December 2018, and is a member of the audit committee and the compensation committee of our Board. Ms. Ngan currently serves as an independent non-executive director of the board for Blue Moon Group Holdings Limited (HKEX: 6993) since December 2020, an independent non-executive director for the Asia Financial Holdings Limited (HKEX: 0662) since May 2022, and an independent non-executive director of Swire Pacific Limited (HKEX: 0019 and 0087) since June 2022. Furthermore, she sits on various government advisory committees and boards. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

Adrian Yau Kee Mak has served as a member of our board of directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director, since October 2020, and is the chairman of the audit committee of the Board. Mr. Mak is primarily responsible for supervising and providing independent judgment to the Board. Mr. Mak is also an independent director of Tong Tong AI Social Group Limited and a director of Shaw Trustee (Private) Limited which is the trustee of The Sir Run Run Shaw Charitable Trust. Mr. Mak was previously CFO of a number of listed companies including Television Broadcasts Limited and Global Digital Creations Holdings Limited. He also served as a director at the Securities and Futures Commission and worked in various offices of KPMG. Mr. Mak is a fellow member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Hong Kong Investor Relations Association and a member of the Hong Kong Investment and Securities Institute. Mr. Mak obtained a bachelor’s degree in chemical engineering from the University of Birmingham in the United Kingdom.

Jeanette Kim Yum Chan has served as a member of our board of directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director, since September 2022. Ms. Chan has been working in Airwallex (Cayman) Limited (“Airwallex”), a global cross-border payments company, since 2019, and is currently the chief legal, compliance and risk officer of the group of Airwallex. Prior to Airwallex, she served as the managing partner of the China practice at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an international law firm where her practice focused on cross-border mergers and acquisitions and private equity investments, with an emphasis on joint venture transactions and in the telecommunications, IT and media markets in the Asia Pacific region from 1986 to 2019. Ms. Chan is qualified to practice law in New York, British Columbia (Canada) and Hong Kong and is a non-practicing solicitor of England and Wales. She obtained a Bachelor of Arts from the University of Toronto in Canada in 1980, a Bachelor of Laws from the University of British Columbia in Canada in May 1983, and a master’s degree in law from Harvard University in the United States in June 1986.

Tsai Chun Pan currently serves as our Vice President, responsible for the overall strategies and daily management of our content cooperation business. Mr. Pan has years of management experience in the entertainment and music industries and is a seasoned expert in China’s digital music industry. Prior to joining us, Mr. Pan established Ultimate Music in 2014, pioneering the B2B business model for digital music and establishing partnerships with leading enterprises in three core areas of smart terminals, including smartphones, smart speakers, and new energy vehicles. Prior to founding Ultimate Music, Mr. Pan worked as the head of entertainment services for Nokia Greater China from 2005 to 2013. Mr. Pan graduated from the University of London with a bachelor’s degree in East Asian Studies (Japanese Studies) in 1999 and later obtained a master’s degree in marketing management from Cranfield University in the United Kingdom in 2000.

6.B. Compensation

Compensation

In 2024, we paid an aggregate cash compensation of approximately RMB51 million (US$7 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Share Incentive Plans

2024 Share Incentive Plan

We adopted a share incentive plan, or the 2024 Share Incentive Plan, in May 2024. The purpose of the 2024 Share Incentive Plan is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further the best interests of ours and our shareholders. The maximum number of shares available for issuance under the 2024 Share Incentive Plan is 228,775,377. As of April 9, 2025, equity awards representing a total of 73,645,364 ordinary shares are outstanding under the 2024 Share Incentive Plan.

The following paragraphs summarize the terms of the 2024 Share Incentive Plan.

Types of Awards. The 2024 Share Incentive Plan permits the awards of options, restricted shares and restricted share units, or RSUs, or any other type of awards as determined by the Committee (as defined below) from time to time.

Plan Administration. The 2024 Share Incentive Plan shall be administered by our compensation committee (the “Committee”), unless otherwise determined by our board of directors. Our board of directors may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

Eligibility. Our employees, directors, and consultants are eligible to participate in the 2024 Share Incentive Plan.

Conditions of Award. The Committee shall determine the provisions, terms and conditions of each award, including, but not limited to, the award vesting schedule, number of options or shares to be granted, exercise price and form of payment upon settlement of the award.

Treatment of Awards upon Change in Control. In the event that a change in control of the company occurs, outstanding awards shall be subject to the applicable agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding awards by the surviving corporation or its parent, for their continuation by us (if we are a surviving corporation), for accelerated vesting or for their cancellation with or without consideration, in all cases without the consent of the participant.

Protection against Dilution. In the event of a subdivision of the outstanding shares of our company, a declaration of a dividend payable in our shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of our shares, a combination or consolidation of our outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make appropriate adjustments to protect the participants from dilution.

Transfer Restrictions. Any shares issued pursuant to an award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of shares generally and shall also comply to the extent necessary with applicable laws. In no event shall we be required to issue fractional shares under the 2024 Share Incentive Plan.

Amendment, Suspension or Termination of the 2024 Share Incentive Plan. The 2024 Share Incentive Plan shall terminate on the 10th anniversary of the date the plan becomes effective and may be terminated on any earlier date at any time and for any reason. Any such termination of the 2024 Share Incentive Plan, or any amendment thereof, shall not impair any award previously granted under the 2024 Share Incentive Plan. An amendment of the 2024 Share Incentive Plan shall be subject to the approval of our shareholders only to the extent such approval is required by applicable laws, regulations or rules.

The following table summarizes, as of April 9, 2025, the number of Class A ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cussion Kar Shun Pang	*	0 to 7.1411	various dates from June 16, 2017 to January 23, 2025	various dates from June 16, 2027 to January 23, 2035
Zhu Liang	*	0 to 7.605	various dates from May 15, 2021 to January 23, 2025	various dates from May 15, 2031 to January 23, 2035
Min Hu	*	0 to 7.1411	various dates from December 20, 2017 to January 23, 2025	various dates from December 20, 2027 to January 23, 2035
James Gordon Mitchell	—	—	—	—
Brent Richard Irvin	—	—	—	—
Wai Yip Tsang	—	—	—	—
Edith Manling Ngan	*	—	December 15, 2024	December 15, 2034
Adrian Yau Kee Mak	*	—	November 15, 2024	November 15, 2034
Jeanette Kim Yum Chan	*	—	October 15, 2024	October 15, 2034
Tsai Chun Pan	*	0 to 6.2	various dates from June 12, 2020 to January 23, 2025	various dates from June 12, 2030 to January 23, 2035
All directors and executive officers as a group	*	0 to 7.605	Various dates from June 16, 2017 to January 23, 2025	Various dates from June 16, 2027 to January 23, 2035

Notes:

* Less than 1% of our total outstanding shares.

As of April 9, 2025, our employees other than members of our senior management as a group held options to purchase 19,154,308 ordinary shares, with exercise prices ranging from US$0.2664 per share to US$9.525 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2024 Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects — 5.E. Critical Accounting Estimates — Share-based compensation expenses and valuation of our ordinary shares — Share-based compensation relating to TME Incentive Plans.”

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

Audit Committee. Our audit committee consists of Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan, and is chaired by Mr. Adrian Yau Kee Mak. Mr. Wai Yip Tsang serves as a nonvoting observer. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak qualifies as an “audit committee consolidated financial expert.” The audit committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of our company. The audit committee is responsible for, among other things:

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

We had 5,805, 5,185 and 5,353 full-time employees as of December 31, 2022, 2023 and 2024, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2024.

Function	Number of employees
Research and development	2,427
Content management and operation	1,567
Sales and marketing	526
Management and administration	833
Total	5,353

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 9, 2025, by:

• each of our directors and executive officers;

• all of our directors and executive officers as a group; and

• each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,097,809,008 outstanding ordinary shares (consisting of 1,432,859,756 Class A ordinary shares and 1,664,949,252 Class B ordinary shares) as of April 9, 2025.

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

Ordinary Shares Beneficially Owned as of April 9, 2025
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers†
Cussion Kar Shun Pang	*	*	—	—	*	*	*
Zhu Liang	*	*	—	—	*	*	*
Min Hu	*	*	—	—	*	*	*
James Gordon Mitchell	*	*	—	—	*	*	*
Brent Richard Irvin	*	*	—	—	*	*	*
Wai Yip Tsang	—	—	—	—	—	—	—
Edith Manling Ngan	*	*	—	—	*	*	*
Adrian Yau Kee Mak	—	—	—	—	—	—	—
Jeanette Kim Yum Chan	—	—	—	—	—	—	—
Tsai Chun Pan	*	*	—	—	*	*	*
All directors and executive officers as a group	*	*	—	—	*	*	*
Principal Shareholders:
Tencent(1)	159,996,879	11.2	1,640,456,882	98.5	1,800,453,761	58.1	93.8
Spotify(2)	282,830,698	19.7	—	—	282,830,698	9.1	—

Notes:

* Less than 1% of our total outstanding shares.

** For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,097,809,008, being the number of ordinary shares outstanding (consisting of 1,432,859,756 Class A ordinary shares and 1,664,949,252 Class B ordinary shares) as of April 9, 2025, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

*** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† Except for Mr. Zhu Liang, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin, Mr. Wai Yip Tsang, Ms. Edith Manling Ngan, and Ms. Jeanette Kim Yum Chan, the business address of our directors and executive officers is Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue, Hi-Tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Zhu Liang is FIYTA Hi-tech Building, Gaoxin South 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. The business address of Mr. James Gordon Mitchell and Mr. Brent Richard Irvin is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Wai Yip Tsang is Tencent Binhai Building, Haitian 2nd Road, Nanshan District, Shenzhen, 518057, China. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong. The business address of Ms. Jeanette Kim Yum Chan is Suites 6308-10, 63/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong.

(1)
The number of ordinary shares beneficially owned represents the sum of (i) 1,640,456,882 Class B ordinary shares held by Min River Investment Limited, a company incorporated in the British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iii) an aggregate of 18,581,530 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 18,581,530 ordinary shares held by record by the minority shareholders. The foregoing beneficial ownership information of Tencent is based on the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023. Tencent is deemed to have economic interest in the foregoing 1,640,456,882 Class B ordinary shares held of record by Min River Investment Limited, representing approximately 53.0% of the total outstanding ordinary shares of our company as of April 9, 2025. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
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

As of April 9, 2025, to our knowledge, there are five holders of our Class A outstanding ordinary shares registered on our Cayman Islands share register who are based in the United States. These five shareholders in the aggregate held of record a total of 18,581,150 Class A outstanding ordinary shares.

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

Co-investment in UMG

In March 2020, we joined a consortium led by Tencent to acquire a 10% equity stake in Universal Music Group, or UMG, from its parent company, Vivendi S.A. We invested a 10% equity interest in the consortium. In December 2020, the consortium exercised its call option to acquire an additional 10% equity interest in UMG from Vivendi S.A. at the same enterprise value as in the forgoing transaction, and such acquisition was completed in January 2021. By December 31, 2024, we maintained a 10% equity interest in a consortium led by Tencent, which held 20% equity in UMG. In March 2025, the consortium completed a transfer of the UMG shares held by the consortium to its members through distribution-in-kind. Following the distribution, we held directly 2% equity interests in UMG.

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

Co-investment in GMM Music

In June 2024, we, together with Tencent, acquired 10% of the shares of GMM Music Public Company Limited (“GMM Music”), an overseas entertainment company, for a total consideration of US$45 million in cash plus certain equity interest in an overseas business of TME.

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

The table below sets forth the major related parties and their relationships with us as of December 31, 2024.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner

The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group(1)	338	172	188	26
Online music services to the Company’s associates and associates of Tencent Group	276	397	365	50
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	71	55	43	6
Expenses
Operation expenses recharged by Tencent Group(2)	1,272	1,188	798	109
Advertising agency cost to Tencent Group (3)	556	755	959	131
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group(4)	612	796	642	88
Other costs to the Company’s associates and associates of Tencent Group	68	26	138	19

Notes:

(1)
Primarily include revenue from online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.
(2)
Primarily include expenses associated with cloud services and certain administrative functions provided to us by Tencent Group.
(3)
Primarily include advertising fees paid to Tencent Group for our advertising services sold through Tencent Group.
(4)
Primarily include content royalty we paid to Tencent Group and music labels who are our associates or the associates of Tencent Group.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	1,760	1,824	2,343	321
The Company’s associates and associates of Tencent Group	84	21	52	7
Included in prepayments, deposits and other assets from related parties:
Tencent Group	72	54	48	7
The Company’s associates and associates of Tencent Group	87	121	139	19
Included in accounts payable to related parties:
Tencent Group	1,231	667	702	96
The Company’s associates and associates of Tencent Group	190	269	234	32
Included in other payables and accruals to related parties:
Tencent Group	469	491	117	16
The Company’s associates and associates of Tencent Group	22	2	1	-

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	69	68	51	7
Share-based compensation	135	95	78	11
Total	204	163	129	18

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

The Group has been and may become a party to various legal or administrative proceedings arising in the ordinary course of its business, including matters relating to copyright infringement, commercial disputes and competition. As of December 31, 2024, there were 315 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB198.7 million (US$27.2 million). The Group is currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

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

Dividend Policy

On May 11, 2024, our board of directors adopted a cash dividend policy, under which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. On the same day, for the fiscal year of 2023, our board of directors declared a cash dividend of US$0.0685 per ordinary share, or US$0.1370 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on May 31, 2024, with an aggregate amount of cash dividends of approximately US$210 million. On March 17, 2025, for the fiscal year of 2024, our board of directors declared a cash dividend of US$0.09 per ordinary share, or US$0.18 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on April 3, 2025, with the total dividend payout amounting to approximately US$273 million.

Despite our cash dividend policy, our board of directors retains the discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flow, financial conditions, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

10.B. Memorandum and Articles of Association

We are a Cayman Islands company, and our affairs are governed by our Articles of Association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Articles of Association and the Companies Act. Our Articles of Association provides that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our board of directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business, and we have funds lawfully available for such purpose.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to a person or an entity which is not an affiliate (in the case of Min River as the holder of Class B Ordinary Shares, “Affiliate” shall mean Tencent or Tencent Affiliate) of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate (in the case of Min River as the holder of Class B Ordinary Shares, "Affiliate" shall mean Tencent or Tencent Affiliate) of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resided in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe that our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain regarding the interpretation of the term “de facto management body.” There can be no assurance that the PRC regulators will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

U.S. Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or our Class A ordinary shares and

• a citizen or individual resident of the United States;

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in an active conduct of a trade or business) and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent it is attributable to activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, we believe it is reasonable to take the view that we were not a PFIC for our 2024 taxable year. However, we have not obtained valuations of our assets and have not received any opinion regarding the classification of our income and assets for purposes of the PFIC rules and therefore cannot provide any assurance that we were not in fact a PFIC for our 2024 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2024 taxable year, if our market capitalization declines or is volatile we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

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

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, and provided that we are not a PFIC (and are not treated as a PFIC with respect to the relevant U.S. Holder) for the year of distribution or the preceding taxable year, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at favorable rates. Non-corporate U.S. Holders of ADSs should consult their tax advisers regarding the availability of these favorable rates generally and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) may be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. As discussed above under “-Taxation of Distributions,” the IRS has released notices that provide relief from certain of the provisions of the Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude or limit U.S. Holders from claiming a foreign tax credit. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. Hong Kong stamp duty imposed on dealings in our Class A ordinary shares or ADSs (see “—Hong Kong Taxation” above) will not be creditable against a U.S. Holder’s U.S. federal income tax liability. However, such tax may reduce the amount realized by a U.S. Holder upon a disposition of ADSs or Class A Ordinary Shares. The rules governing foreign tax credits and deductibility of non-U.S. taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any non-U.S. tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any non-U.S. taxes on disposition gains in their particular circumstances (including any applicable limitations).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, we have no other significant interest-bearing assets. During the year ended December 31, 2024, our exposure to changes in interest rates is attributable to our notes payable issued in September 2020, which carried at fixed rates and do not expose us to cash flow interest-rate risk. Accordingly, we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC regulators changed the decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi depreciated approximately by 9% against U.S. dollar in 2022, appreciated approximately 3% against U.S. dollar in 2023 and appreciated approximately by 3% against the U.S. dollar in 2024. In addition, since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulators may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We have performed sensitivity analysis based on the net exposure to each of the exposure arising from U.S. dollar and RMB at end of each reporting period. As of December 31, 2024, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of U.S. dollar and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were an increases of 1.8%, a decrease of 0.3% and an increase of 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

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

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Services
Audit Fees(1)	11,880	16,500	17,000
Audit-Related Fees(2)	11,220	-	-
Other Fees(3)	1,545	490	-
Total	24,645	16,990	17,000

Notes:

(1)
Audit Fees. Audit fees mean the aggregate fees billed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
(2)
Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services in connection with our listing by introduction of our Class A ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited in September 2022, which were not included under Audit Fees above.
(3)
Other Fees. Other fees mean fees billed for services rendered by our principal auditors other than services reported under “Audit Fees” and “Audit-Related Fees.”

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

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2021, our board of directors authorized the 2021 Share Repurchase Program, under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs. The first half of the 2021 Share Repurchase Program was approved to perform during a twelve-month period commencing on March 29, 2021, while the second half was approved to perform during a twelve-month period commencing on December 15, 2021. As of December 31, 2022, we had completed the US$1 billion 2021 Share Repurchase Program and repurchased approximately 133.8 million ADSs from the open market. On March 21, 2023, our board of directors authorized the 2023 Share Repurchase Program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023. On March 17, 2025, our board of directors authorized the 2025 Share Repurchase Program under which we may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing on March 21, 2025.

The table below is a summary of the shares repurchased by us from April 1, 2024 to March 31, 2025. All shares were repurchased in the open market pursuant to such share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
Period
April 2024	-	-	32,178,696	264,470,397.06
May 2024	-	-	32,178,696	264,470,397.06
June 2024	-	-	32,178,696	264,470,397.06
July 2024	-	-	32,178,696	264,470,397.06
August 2024	-	-	32,178,696	264,470,397.06
September 2024	9,914,643	10.09	42,093,339	164,470,409.96
October 2024	-	-	42,093,339	164,470,409.96
November 2024	5,978,955	11.22	48,072,294	97,358,494.01
December 2024	2,698,476	12.19	50,770,770	64,470,432.91
January 2025	5,943,751	10.85	56,714,521	-
February 2025	-	-	-	-
March 2025	-	-	-	1,000,000,000.00

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

ITEM 16.I. Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16.J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item Key Information-3. D. Risk Factors-Risks Related to Our Business and Industry-Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability” on page 28 of this annual report.

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
1.1

The Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 1.1 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

2.1

Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

2.3

Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 2.3 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

2.4

Description of Registrant’s American Depositary Shares and Class A ordinary shares (incorporated herein by reference to Exhibit 2.4 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

2.5

Description of the Registrant’s US$300,000,000 1.375% Notes due 2025 and US$500,000,000 2.000% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-248253) filed with the SEC on August 24, 2020 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the SEC on August 27, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.2

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.3	The 2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-280765), filed with the SEC on July 12, 2024)
4.7

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
4.10

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

4.16

English translation of Debt Assignment and Offset Agreement among Ms. Min Hu, Mr. Dejun Gu and Beijing Tencent Music dated September 12, 2019 (incorporated herein by reference to Exhibit 4.34 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.17*	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated April 28, 2024
4.18*	English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated April 28, 2024
4.19

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.20*	English translation of Voting Trust Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated April 28, 2024
4.21

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

Exhibit Number	Description of Document
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

4.29

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

4.31

English translation of Loan Agreement among Yeelion Online, Mr. Guomin Xie and certain other party named therein dated July 12, 2016 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.32†

English translation of Debt Assignment and Offset Agreement among Mr. Guomin Xie, Ms. Meiqi Wang and Yeelion Online dated August 20, 2019 (incorporated herein by reference to Exhibit 4.35 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.33

English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Qianhai Daizheng and Yeelion Online dated August 1, 2022 (incorporated herein by reference to Exhibit 4.32 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

4.34†

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

4.37†

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

4.39

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.51 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.40

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Gongse and the shareholders of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.52 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.41†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Gongse and Ms. Yueting Luo dated November 25, 2021 (incorporated herein by reference to Exhibit 4.44 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

Exhibit Number	Description of Document
4.42

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Gongse and shareholders of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.53 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.43†

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Beijing Gongse and Ms. Yueting Luo dated November 25, 2021 (incorporated herein by reference to Exhibit 4.46 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.44

English translation of each Loan Agreement between Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated June 22, 2020 (incorporated herein by reference to Exhibit 4.54 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.45†

English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 25, 2021 (incorporated herein by reference to Exhibit 4.48 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.46

English translation of each Power of Attorney granted by Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as shareholder of Beijing Gongse dated June 22, 2020 (incorporated herein by reference to Exhibit 4.55 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.47†

English translation of Power of Attorney granted by Ms. Yueting Luo, as a shareholder of Beijing Gongse dated November 25, 2021 (incorporated herein by reference to Exhibit 4.50 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.48

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.56 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.49

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.57 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.50†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Shangqin and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.53 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.51

English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Shangqin and the partners of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.58 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.52†

English translation of Partnership Interest Pledge Agreement among Beijing Tencent Music, Beijing Shangqin and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.55 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.53

English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020 (incorporated herein by reference to Exhibit 4.59 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.54†

English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 29, 2021 (incorporated herein by reference to Exhibit 4.57 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.55

English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Shangqin dated July 14, 2020 (incorporated herein by reference to Exhibit 4.60 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.56†

English translation of Power of Attorney granted by Ms. Yueting Luo, as partner of Beijing Shangqin dated November 29, 2021 (incorporated herein by reference to Exhibit 4.59 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.57

English translation of Exclusive Business Cooperation Agreement between Beijing Tencent Music and Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.61 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

Exhibit Number	Description of Document
4.58

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.62 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.59†

English translation of Exclusive Option Agreement among Beijing Tencent Music, Beijing Yuzhong and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.62 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.60

English translation of Share of Property Pledge Agreement among Beijing Tencent Music, Beijing Yuzhong and the partners of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.63 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.61†

English translation of Partnership Interest Pledge Agreement among Beijing Tencent Music, Beijing Yuzhong and Ms. Yueting Luo dated November 29, 2021 (incorporated herein by reference to Exhibit 4.64 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.62

English translation of each Loan Agreement between Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen, Mr. Yunheng Liang and Beijing Tencent Music dated July 14, 2020 (incorporated herein by reference to Exhibit 4.64 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.63†

English translation of Loan Agreement between Ms. Yueting Luo and Beijing Tencent Music dated November 29, 2021 (incorporated herein by reference to Exhibit 4.66 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.64

English translation of each Power of Attorney granted by Beijing Gongse, Mr. Qihu Yang, Mr. Dejun Gu, Mr. Jie Zhou, Ms. Xing Chen and Mr. Yunheng Liang, as partner of Beijing Yuzhong dated July 14, 2020 (incorporated herein by reference to Exhibit 4.65 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.65†

English translation of Power of Attorney granted by Ms. Yueting Luo, as partner of Beijing Yuzhong dated November 29, 2021 (incorporated herein by reference to Exhibit 4.68 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.66

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

4.71†

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
4.74†

English translation of Loan Agreement between Beijing Zhizheng and Beijing Tencent Music dated September 8, 2020 (incorporated herein by reference to Exhibit 4.77 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022)

4.75

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

4.79†

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

4.81	English translation of Master Business Cooperation Agreement between certain affiliates of Tencent and the Registrant dated August 14, 2023
4.82

Registration Rights Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated November 16, 2018 (incorporated herein by reference to Exhibit 10.59 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.83

Form of Indenture between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-248253) filed by the Registrant with the Securities and Exchange Commission on August 24, 2020)

4.84

First Supplemental Indenture, dated as of September 3, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)

4.85	Form of US$300,000,000 1.375% Notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)
4.86	Form of US$500,000,000 2.000% Notes due 2030 (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-38751) furnished to the SEC on September 4, 2020)
8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

11.2*	Statement of Policy Concerning Trading in Company Securities
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit Number	Description of Document
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.4	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 15.4 to the annual report for the fiscal year ended December 31, 2023 filed with the SEC on April 18, 2024)
101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: April 23, 2025

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessments of goodwill

As described in Notes 2.9, 4(b) and 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB19,647 million as of December 31, 2024. Management conducts goodwill impairment tests annually or when there are indications the carrying value may be impaired. For purposes of impairment testing, management allocates its goodwill to the relevant cash-generating units (“CGUs”), and compares the recoverable amounts of these CGUs to their respective carrying amounts. Management determined the recoverable amounts of these CGUs based on the higher of (i) their respective value in use (“VIU”) and (ii) their fair value less costs of disposal. VIU was calculated based on discounted cash flows expected to be derived from the respective CGUs. Fair value less costs of disposal was determined based on market approach. Management made significant judgments and key assumptions relating to revenue growth rates and pre-tax discount rates for the cash flow projections and selection of comparable public companies for market approach.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amounts of the Company’s CGUs. These procedures also included, among others, (i) evaluating the appropriateness of the valuation models used in management’s impairment assessments; (ii) performing the retrospective review of the significant judgments and key assumptions used in management’s discounted cash flow forecasts under VIU approach by comparing the prior period’s estimates to actual results to determine whether management’s significant judgments and key assumptions indicate a possible bias on the part of management; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; and (iv) evaluating the reasonableness of the key assumptions used in management’s discounted cash flow forecasts prepared under VIU approach such as revenue growth rates and pre-tax discount rates and also ratios of enterprise value to revenue of comparable companies used in market approach, by considering the current and past performance of the CGUs and consistency with relevant industry forecasts and market developments. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the cash flow models and the reasonableness of certain significant judgments and key assumptions, including pre-tax discount rates used in management’s cash flow forecasts and selection of comparable public companies for the market approach.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 23, 2025

We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2022	2023	2024
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		12,483	17,325	21,742
Revenue from social entertainment services and others		15,856	10,427	6,659
Total revenues	5	28,339	27,752	28,401
Cost of revenues		(19,566)	(17,957)	(16,376)
Gross profit		8,773	9,795	12,025
Selling and marketing expenses		(1,144)	(897)	(865)
General and administrative expenses		(4,413)	(4,121)	(3,811)
Total operating expenses		(5,557)	(5,018)	(4,676)
Interest income	6	711	1,052	1,196
Other gains, net	7	516	230	165
Operating profit		4,443	6,059	8,710
Share of net profit of investments accounted for using equity method	17	38	127	96
Finance costs	9	(108)	(141)	(94)
Profit before income tax		4,373	6,045	8,712
Income tax expense	10(a)	(534)	(825)	(1,603)
Profit for the year		3,839	5,220	7,109
Attributable to:
Equity holders of the Company		3,677	4,920	6,644
Non-controlling interests		162	300	465
		3,839	5,220	7,109
		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		1.15	1.58	2.15
Diluted		1.14	1.55	2.12
Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		2.30	3.15	4.31
Diluted		2.27	3.11	4.24

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Profit for the year	3,839	5,220	7,109
Other comprehensive income, net of tax:
Items that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	(4,517)	3,270	7,786
Currency translation differences	1,050	214	235
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(134)	(21)	(115)
Share of other comprehensive income of associates	75	4	112
Total comprehensive income for the year	313	8,687	15,127
Attributable to:
Equity holders of the Company	151	8,387	14,662
Non-controlling interests	162	300	465
	313	8,687	15,127

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2023	2024
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	12	490	803
Land use rights	13	2,437	2,364
Right-of-use assets	14	367	295
Intangible assets	15	2,032	2,049
Goodwill	16	19,542	19,647
Investments accounted for using equity method	17	4,274	4,669
Financial assets at fair value through other comprehensive income	18(a)	6,540	14,498
Other investments	18(b)	307	309
Prepayments, deposits and other assets	19	540	425
Deferred tax assets	10(b)	352	422
Term deposits	21(a)	8,719	10,419
		45,600	55,900
Current assets
Inventories		8	23
Accounts receivable	20	2,918	3,508
Prepayments, deposits and other assets	19	3,438	3,793
Other investments	18(b)	37	46
Term deposits	21(a)	9,937	13,999
Restricted cash	21(b)	31	11
Cash and cash equivalents	21(c)	13,567	13,164
		29,936	34,544
Total assets		75,536	90,444
EQUITY
Equity attributable to equity holders of the Company
Share capital	22	2	2
Additional paid-in capital	22	36,576	29,035
Shares held for share award schemes	22	(302)	(520)
Treasury shares	22	(6,996)	(550)
Other reserves	23	9,658	19,845
Retained earnings		16,969	20,051
		55,907	67,863
Non-controlling interests		1,295	1,863
Total equity		57,202	69,726
LIABILITIES
Non-current liabilities
Notes payable	25	5,636	3,572
Deferred tax liabilities	10(b)	239	198
Lease liabilities		297	219
Deferred revenue	27	148	179
		6,320	4,168
Current liabilities
Accounts payable		5,006	6,879
Other payables and other liabilities	26	3,472	3,381
Notes payables	25	-	2,154
Current tax liabilities		567	934
Lease liabilities		115	106
Deferred revenue	27	2,854	3,096
		12,014	16,550
Total liabilities		18,334	20,718
Total equity and liabilities		75,536	90,444

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2022		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055
Profit for the year		-	-	-	-	-	3,677	3,677	162	3,839
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	(4,517)	-	(4,517)	-	(4,517)
Share of other comprehensive income of associates		-	-	-	-	75	-	75	-	75
Currency translation differences		-	-	-	-	916	-	916	-	916
Total comprehensive income for the year		-	-	-	-	(3,526)	3,677	151	162	313
Capitalization of retained earnings of a subsidiary under a group restructuring		-	-	-	-	5,750	(5,750)	-	-	-
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	218	-	356	(569)	-	5	-	5
Non-controlling interests arising from business combination		-	-	-	-	-	-	-	221	221
Share-based compensation - value of employee services	23,24	-	-	-	-	665	-	665	-	665
Shares held for share award schemes	22	-	-	(19)	-	-	-	(19)	-	(19)
Repurchase of shares		-	-	-	(3,045)	-	-	(3,045)	-	(3,045)
Additional investments in a non-wholly owned subsidiary		-	-	-	-	(50)	-	(50)	(23)	(73)
Appropriations to statutory reserves		-	-	-	-	69	(69)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(70)	(70)
Other equity transaction	22,23	-	-	-	-	75	-	75	-	75
Total transactions with equity holders at their capacity as equity holders for the year		-	218	(19)	(2,689)	190	(69)	(2,369)	128	(2,241)
Balance at December 31, 2022		2	36,456	(202)	(6,349)	6,140	12,052	48,099	1,028	49,127

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2023		2	36,456	(202)	(6,349)	6,140	12,052	48,099	1,028	49,127
Profit for the year		-	-	-	-	-	4,920	4,920	300	5,220
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	3,270	-	3,270	-	3,270
Share of other comprehensive income of associates		-	-	-	-	4	-	4	-	4
Currency translation differences		-	-	-	-	193	-	193	-	193
Total comprehensive income for the year		-	-	-	-	3,467	4,920	8,387	300	8,687
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	120	-	602	(662)	-	60	-	60
Non-controlling interests arising from business combination		-	-	-	-	71	-	71	17	88
Share-based compensation - value of employee services	23,24	-	-	-	-	649	-	649	-	649
Shares held for share award schemes	22	-	-	(100)	-	-	-	(100)	-	(100)
Repurchase of shares		-	-	-	(1,249)	-	-	(1,249)	-	(1,249)
Additional investments in a non- wholly owned subsidiary		-	-	-	-	(10)	-	(10)	(8)	(18)
Appropriations to statutory reserves		-	-	-	-	3	(3)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(42)	(42)
Total transactions with equity holders at their capacity as equity holders for the year		-	120	(100)	(647)	51	(3)	(579)	(33)	(612)
Balance at December 31, 2023		2	36,576	(302)	(6,996)	9,658	16,969	55,907	1,295	57,202

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2024		2	36,576	(302)	(6,996)	9,658	16,969	55,907	1,295	57,202
Profit for the year		-	-	-	-	-	6,644	6,644	465	7,109
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	7,786	-	7,786	-	7,786
Share of other comprehensive income of associates		-	-	-	-	112	-	112	-	112
Currency translation differences		-	-	-	-	120	-	120	-	120
Total comprehensive income for the year		-	-	-	-	8,018	6,644	14,662	465	15,127
Capitalization of retained earnings of a subsidiary under a group restructuring		-	-	-	-	2,042	(2,042)	-	-	-
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	108	-	650	(599)	-	159	-	159
Share-based compensation - value of employee services	23,24	-	-	-	-	596	-	596	-	596
Shares held for share award schemes	22	-	-	(218)	-	-	-	(218)	-	(218)
Repurchase of shares		-	-	-	(1,853)	-	-	(1,853)	-	(1,853)
Shares cancellation		-	(7,649)	-	7,649	-	-	-	-	-
Dividends to the Company's shareholders		-	-	-	-	-	(1,508)	(1,508)	-	(1,508)
Non-controlling interests arising from business combination		-	-	-	-	105	-	105	51	156
Capital contribution from non-controlling interests		-	-	-	-	13	-	13	109	122
Disposal of non-wholly owned subsidiaries		-	-	-	-		-	-	11	11
Dividends to non-controlling interests		-	-	-	-		-	-	(68)	(68)
Appropriations to statutory reserves		-	-	-	-	12	(12)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	(7,541)	(218)	6,446	127	(1,520)	(2,706)	103	(2,603)
Balance at December 31, 2024		2	29,035	(520)	(550)	19,845	20,051	67,863	1,863	69,726

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2022	2023	2024
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	29(a)	7,627	7,455	10,717
Interest received		587	707	913
Income taxes paid		(733)	(825)	(1,355)
Net cash inflow from operating activities		7,481	7,337	10,275
Cash flows from investing activities
Net cash payment for business combination		(165)	(9)	(34)
Purchase of property, plant and equipment		(85)	(165)	(319)
Purchase of intangible assets		(442)	(456)	(713)
Purchase of land use right		(526)	(543)	-
Placement of short-term investments		(160)	-	(12,000)
Receipt from short-term investments		1,215	-	12,035
Placement of term deposits with initial terms of over three months		(33,919)	(13,663)	(24,458)
Receipt from maturity of term deposits with initial terms of over three months		33,170	12,828	18,851
Payments for disposal of subsidiaries		-	-	(25)
Proceeds from disposal of investments accounted for using equity method		-	59	18
Payments for acquisition of investments accounted for using equity method		(473)	(15)	(234)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		(160)	(10)	(22)
Payments for loan to third parties		-	(70)	(11)
Receipts from repayments of loans to third parties		-	46	20
Dividends received		74	126	61
Capital reduction of an associate		21	7	-
Other investing activities		4	2	13
Net cash outflow from investing activities		(1,446)	(1,863)	(6,818)
Cash flows from financing activities
Proceeds from exercise of share options		3	57	156
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(40)	(23)	(21)
Shares withheld for share award schemes	22	(18)	(100)	(217)
Payments for repurchase of ordinary shares		(3,127)	(1,249)	(1,925)
Dividends paid to the Company's shareholders		-	-	(1,508)
Dividends paid to non-controlling interests		(70)	(42)	(68)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		3	52	-
Capital contribution from non-controlling interests		-	-	6
Payments for interests		(115)	(117)	(119)
Principal elements of lease payments	14	(130)	(116)	(134)
Proceeds from other equity transactions	23	75	-	-
Net cash outflow from financing activities		(3,419)	(1,538)	(3,830)
Net increase/ (decrease) in cash and cash equivalents		2,616	3,936	(373)
Cash and cash equivalents at beginning of the year		6,591	9,555	13,567
Exchange differences on cash and cash equivalents		348	76	(30)
Cash and cash equivalents at end of the year		9,555	13,567	13,164

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
General information and organization
1.1.
General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. The registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”). The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. The Company’s Class A ordinary shares have been listed, by way of introduction, on the Hong Kong Stock Exchange since September 15, 2022. Each ADS of the Company represents two ordinary shares, remain primarily listed and traded on the New York Stock Exchange(“NYSE”). The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

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

1.2.
Organization and principal activities

The PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structured Contracts”) entered into among the Company, its wholly-owned subsidiaries (“WOFEs”), VIEs that are legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Structured Contracts include Exclusive Technical Service Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2024, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

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

Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, and the WOFEs having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB9,889 million and RMB11,983 million as at December 31, 2023 and 2024, respectively.

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

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs on a combined basis.

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Total current assets	11,077	11,837
Total non-current assets	7,141	7,203
Total assets	18,218	19,040
Total current liabilities	(6,632)	(7,023)
Total non-current liabilities	(317)	(344)
Total liabilities	(6,949)	(7,367)

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Total revenues	27,426	26,770	27,180
Net loss	(432)	(302)	(723)
Net cash (outflow)/inflow from operating activities	(17)	518	406
Net cash outflow from investing activities	(379)	(430)	(323)
Net cash inflow/(outflow) from financing activities	252	(40)	77
Net (decrease)/increase in cash and cash equivalents	(144)	48	160
Cash and cash equivalents, beginning of the year	634	490	538
Exchange differences on cash and cash equivalents	-	-	(1)
Cash and cash equivalents, end of the year	490	538	697

The above combined financial statements amounts and balances included intercompany transactions which have been eliminated in the Company’s consolidated financial statements.

As at December 31, 2023 and 2024, the total assets of Group’s VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets, intangible assets, and land use rights, as applicable.

As at December 31, 2023 and 2024, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group’s VIEs include intangible assets acquired through business combinations, prepaid content royalties and servers.

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

2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the IFRS Accounting Standards as issued by International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of other investments, financial assets at fair value through other comprehensive income.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2.
New and amendments to the accounting standards adopted and recent accounting pronouncements
(a)
New and amendments to the accounting standards adopted

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2024:

Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 7 and IFRS 7	Supplier finance arrangements

The adoption of these standards does not have material impact on the consolidated financial statements of the Group.

(b)
Recent accounting pronouncements

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2024, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a material effect on the consolidated financial statements of the Group, except for IFRS 18, which will have pervasive impact on presentation and disclosure in the financial statements, in particularly those related to the statement of financial performance. The Group will continue to assess the effects of these new and amended standards.

Effective for annual periods beginning on or after
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7	Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

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

2.4.
Business combinations

The acquisition method of accounting is used to account for all business combinations except for the business combinations under common control as stated below, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•
fair value of the assets transferred
•
liabilities incurred to the former owners of the acquired business
•
equity interests issued by the Group
•
fair value of any asset or liability resulting from a contingent consideration arrangement, and
•
fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair value at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

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

Business combination under common control

The Group accounts for the business combination between entities under common control using the predecessor accounting. For predecessor accounting:

•
Assets and liabilities of the acquired entity are stated at predecessor carrying value. Fair value measurement is not required.
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

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented in the income statement on a net basis within finance costs.

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

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual value, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Servers and network equipment	3 – 5 years
Office furniture, equipment and others	3 – 5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease terms

The assets’ residual value and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

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

2.10.
Other intangible assets
(a)
Domain name, trademark and Internet audio/video program transmission license

Separately acquired domain name, trademark and Internet audio/video program transmission license are shown at historical cost. These assets acquired in a business combination are recognized at fair value at the acquisition date. Domain name, trademark and Internet audio/video program transmission license have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of these assets and over their respective useful live of no more than 12 years. The useful lives of these assets are the periods over which they are expected to be available for use by the Group, and the management of the Group also takes into account of past experience when estimating the useful lives.

(b)
Separately acquired and internal developed content and copyrights

Separately acquired content and copyrights are shown at historical cost. The Group also produces or/and contracts with external parties to produce content to exhibit on its platforms. Produced content includes direct production costs, production overheads and acquisition costs. The Group recognizes internal developed content as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Capitalized in-house produced content and separately acquired content and copyrights are amortized over the estimated useful lives within 5 years and within 10 years, respectively.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss and presented in “other gains, net” when the Group’s right to receive payments is established.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan facilities to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the term of the facility to which it relates. Notes payable are classified as current liabilities unless the Group has the right to defer settlement of the liability for at least 12 months after the end of the reporting period.

General and specific finance costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. During the years ended December 31, 2022 2023 and 2024, no finance costs had been capitalized.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2.20.
Share-based payments

The Group operates a number of equity-settled share-based compensation plans (including share option schemes and share award schemes), under which the Group receives services from employees as consideration for equity instruments (including stock options and RSUs of the Group). Share awards granted to the employees of the Group are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company.

For grant of share options, the total amount to be expensed is determined by reference to the fair value of the options granted by using Binomial model (the “Binomial Model”). The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

forfeiture rate, risk-free interest rates, contract life and expected dividends. For grant of award shares, the total amount to be expensed is determined by reference to the fair value of the Company’s shares at the grant date.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

If a share-based arrangement involving a compound financial instrument issued by the Group, which includes a debt component (i.e. the counterparty’s right to demand payment in cash) and an equity component (i.e. the counterparty’s right to demand settlement in equity instruments rather than in cash), to any party other than employees, the Group measures the equity component of the compound financial instrument as the difference between the fair value of the goods or services received and the fair value of the debt component, at the date when the goods or services are received. If a compound financial instrument issued by the Group to the employees, the Group first measures the fair value of the debt component, and then measures the fair value of the equity component—taking into account that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is the sum of the fair value of the two components. The debt component will be accounted for as a cash-settled share-based payment transaction; and the equity component will be accounted for as an equity-settled share-based payment.

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

2.22.
Revenue recognition

The Group generates revenues primarily from provision of online music and social entertainment services, such as subscriptions, virtual gifts sales and online advertising. Revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time.

(a)
Revenue from online music services

Online music services revenues primarily include revenues from subscriptions, sale of digital music singles and albums and online advertising on the Group’s online music platforms.

The Group provides to users subscription packages with different combinations of features and privileges. For example, users subscribing for basic subscription package are offered a fixed amount of non-accumulating downloads per month and access to pay-for-streaming content, users subscribing for premium memberships have access to certain add-on features and privileges, and users subscribing for Super VIP membership have access to a variety of compelling privileges, such as access to certain audio content, higher sound quality, etc. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized over time accordingly.

The Group also provides its users to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through the Group’s platform. Such music singles and albums

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Virtual gifts are categorized as consumable, time-based and durable. Consumable items are consumed upon purchase and use, while time-based items could be used for a fixed period. The Group does not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue for the sale of consumable virtual gifts on the online karaoke and online live streaming platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally does not exceed one year. The Group recognizes the revenue for sales of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service periods derived from historical data of the Group’s user relationship periods, given there is an implicit obligation of the Group to maintain the virtual gifts operating on its platforms.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2.23.
Cost of revenues

Cost of revenues mainly consists of service costs, advertising agency fees, costs related to offline performances, channel fees, salaries and benefits for its operations personnel (including related share-based compensation) and others.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.24.
Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses for branding and acquiring user traffic for the Group’s online music platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation). Advertising costs are included in “Selling and marketing” and are expensed when the service is received.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As at December 31, 2024, the Group’s monetary assets that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB18 million (2023: RMB9 million) and RMB25 million (2023: RMB72 million), respectively, and the Group’s monetary liabilities that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB1 million (2023: RMB2 million) and RMB1,167 million (2023: RMB37 million), respectively.

The Group performed sensitivity analysis based on the net exposure to each of the exposure arising from US$ and RMB at end of each reporting period. As at December 31, 2023 and 2024, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of US$ and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

(ii)
Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for 2023 and 2024. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB327 million and RMB725 million higher/lower, for the years ended December 31, 2023 and 2024, respectively, and profit for the year would have been approximately RMB17 million and RMB13 million higher/lower, for the years ended December 31, 2023 and 2024, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)
Interest rate risk

Other than term deposits with initial terms of over three months, restricted cash and cash and cash equivalents, the Group has no other significant interest-bearing assets.

The Group’s exposure to changes in interest rates is attributable to its notes payable issued in September, 2020 (Note 25), which carried at fixed rates and does not expose the Group to cash flow interest-rate risk. Accordingly, the directors of the Company do not anticipate there is any significant impact on the Group’s financial performance resulting from the changes in interest rates.

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

No single external customer contributed to more than 10% of the revenue of the Group for the years ended December 31, 2022, 2023 and 2024.

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year end. As at December 31, 2023 and 2024, loss allowance made against the gross amounts of accounts receivable were not material, accordingly, the provision matrix is not presented.

As at December 31, 2023 and 2024, the carrying amounts of accounts receivable approximated their fair value.

(c)
Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As at December 31, 2023 and 2024, the Group’s major external borrowings represented the senior unsecured notes issued in September 2020, details of which are disclosed in Note 25. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2024 are RMB2,258 million (FY23: RMB100 million), RMB288 million (FY23: RMB2,437 million) and RMB3,666 million (FY23: RMB3,683 million) respectively.

Apart from the above, majority of the Group’s financial liabilities comprised lease liabilities, accounts payable, and other payables and accruals. Except for accounts payable and other payables and accruals are due for settlement contractually within 12 months, the contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2024 are RMB125 million (FY23:RMB141 million), RMB223 million (FY23: RMB326 million) and RMB9 million (FY23: RMB10 million) respectively.

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

As at December 31, 2023 and 2024, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

3.3.
Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2023 and 2024 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

As at December 31, 2023 and 2024, the Group’s financial instruments carried at fair value comprised financial assets at fair value through other comprehensive income (Note 18(a)) stated in the consolidated balance sheets measured at level 1 hierarchy, while other investments (Note 18(b)) at level 3 fair value hierarchy.

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

The components of the level 3 instruments mainly include investments in unlisted companies classified as other investments. As these instruments are not traded in an active market, their fair value have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc.

For the years ended December 31, 2022, 2023 and 2024, there was no transfer between level 1, 2 and 3 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, represented other investments (Note 18(b)).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Management judgments are required in the area of asset impairment, particularly in assessing: (i) whether an event has occurred that may indicate that the related asset value may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches; and (iv) the appropriate key assumptions to be applied in the adopted valuation models, including discounted cash flows and market approach. Changing the assumptions selected by management in assessing impairment, including the revenue growth rates and pre-tax discount rates assumptions adopted in the cash flow projections and selection of comparable companies adopted in the market approach, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the key assumptions applied, it may be necessary to take an impairment charge to income statement.

(c) Share-based compensation arrangements

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

(d) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e) Scope of consolidation

Consolidation is required only if control exists. The Group controls an investee when it has all the following: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the Group’s returns. Power results from rights that can be straightforward through voting rights or complicated in contractual arrangements. Variable returns normally encompass financial benefits and risks, but in certain cases, they also include operational value specific to the Group. These three factors cannot be considered in isolation by the Group in its assessment of control over an investee. Where the factors of control are not apparent, significant judgment is applied in the assessment, which is based on an overall analysis performed on all of the relevant facts and circumstances.

The Group is required to reassess whether it controls the investee if facts and circumstances indicate a change to one or more of the three factors of control.

5.
Revenue

During the years ended December 31, 2022, 2023 and 2024, revenue contributed by music subscription packages, which were recognized over time, amounted to RMB8,699 million, RMB12,096 million and RMB15,227 million, respectively.

During the years ended December 31, 2022, 2023 and 2024, revenue contributed by advertising services amounted to RMB2,118 million, RMB3,003 million and RMB3,978 million, respectively.

During the years ended December 31, 2022, 2023 and 2024, the majority of the revenue from online music services are recognized over time and the majority of the revenue from social entertainment services are recognized at a point in time.

The Group does not disclose the information about the remaining performance obligation as the performance obligations of the Group have an expected duration of one year or less.

Details of contract liabilities were disclosed in Note 27.

6.
Interest Income

Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

7.
Other gains, net

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Government grants and tax rebates (note i)	316	195	90
Gains on step-up acquisition arising from business combination	141	4	29
Dividends from investments	14	15	17
Fair value change of investments	26	-	12
Net gains/(losses) in relation to equity investments	1	12	(50)
Impairment provision for investment in associates (Note 17)	-	(23)	(64)
Others (note ii)	18	27	131
	516	230	165

Note i: There are no unfulfilled conditions or contingencies related to these subsidies.

Note ii: During the years ended December 31, 2022, 2023 and 2024, sharing of ADS service fee with amount of RMB35 million, RMB95 million and RMB110 million, respectively, were included in others.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.
Expenses by nature

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Service costs (note i)	16,540	14,176	11,974
Advertising agency fees	609	790	1,015
Employee benefits expenses (note ii and note iii)	4,224	3,990	3,819
Promotion and advertising expenses	852	603	611

Notes:

(i)
Service costs mainly comprised content costs of royalties, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.
(ii)
During the years ended December 31, 2022, 2023 and 2024, the Group incurred expenses for the purpose of research and development of approximately RMB2,580 million, RMB2,525 million and RMB2,280 million, which comprised employee benefits expenses of RMB2,297 million, RMB2,303 million and RMB2,084 million, respectively. No material development expenses had been capitalized for the years ended December 31, 2022, 2023 and 2024.
(iii)
Employee benefits expenses

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	2,688	2,562	2,539
Welfare, medical and other expenses	508	566	491
Share-based compensation expenses	823	670	596
Contribution to pension plans	205	192	193
	4,224	3,990	3,819

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

9.
Finance costs

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Interest and related expenses	115	124	124
Exchange (gains)/losses	(7)	17	(30)
	108	141	94

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Beijing Kuwo, Yeelion Online and TME Tech Shenzhen have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. For the years ended December 31, 2022 and 2023, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), a subsidiary of the Group, was recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15%. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was qualified as an SE and was entitled to a reduced tax rate of 12.5% for the years ended December 31, 2022 and 2023. Shiyinlian was recognized as HNTE by relevant government authorities and was entitled to a preferential tax rate of 15% for the year ended December 31, 2024.

Certain subsidiaries of the Group are entitled to other tax concession, mainly include the preferential tax rate of 15% applicable to some subsidiaries located in certain area of PRC upon fulfillment of certain requirements of the respective local government.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 5% to 9%.

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

As at December 31, 2024, the Pillar Two legislation has not yet enacted in the Chinese mainland. Some subsidiaries are located in jurisdictions where the legislation is enacted but not yet in effect, primarily Japan. Tencent and the Group are assessing their exposure to the Pillar Two legislation and estimate that it would not materially change the Group’s income tax for the year ended December 31, 2024. Since none of the Pillar Two legislation has taken effect, the Group does not recognize any current tax for the year ended December 31, 2024. Regarding deferred income tax accounting, the Group has applied the exception to

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The income tax expense of the Group is analyzed as follows:

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Current income tax	604	814	1,668
Deferred income tax (note b)	(70)	11	(65)
Total income tax expense	534	825	1,603

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2022, 2023 and 2024, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Profit before income tax	4,373	6,045	8,712
Tax calculated at a tax rate of 25%	1,093	1,511	2,178
Effects of different tax rates applicable to different subsidiaries of the Group	(22)	(34)	(84)
Effects of preferential tax rate on assessable profit of certain subsidiaries	(764)	(888)	(932)
Expense not deductible for tax purposes	222	187	39
Income not subject to tax	-	(1)	(61)
Unrecognized deferred income tax assets	44	32	69
Utilization of previously unrecognized tax assets	(33)	(45)	(52)
Withholding tax on the earnings remitted or expected to be remitted by subsidiaries	-	75	440
Others	(6)	(12)	6
	534	825	1,603

The Group’s profit before tax consists of:

	Year ended December 31,
	2022 RMB’million	2023 RMB’million	2024 RMB’million
Non-PRC	219	311	578
PRC	4,154	5,734	8,134
	4,373	6,045	8,712

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Deferred income tax

	As at December 31,
	2023	2024
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	144	158
Deferred revenue	17	29
Accruals	177	185
Lease liabilities	76	61
Others	13	50
Total deferred tax assets	427	483
Set-off of deferred tax assets pursuant to set-off provisions	(75)	(61)
Net deferred tax assets	352	422
The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	167	173
Right-of-use assets	72	58
Withholding tax on earnings expected to be remitted by subsidiaries	75	-
Others	-	28
Total deferred tax liabilities	314	259
Set-off of deferred tax liabilities pursuant to set-off provisions	(75)	(61)
Net deferred tax liabilities	239	198

The recovery of deferred income tax:

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Gross deferred tax assets:
to be recovered after more than 12 months	33	29
to be recovered within 12 months	394	454
	427	483
Set-off of deferred tax assets pursuant to set-off provisions	(75)	(61)
Net deferred tax assets	352	422
Gross deferred tax liabilities:
to be recovered after more than 12 months	139	113
to be recovered within 12 months	175	146
	314	259
Set-off of deferred tax liabilities pursuant to set-off provisions	(75)	(61)
Net deferred tax liabilities	239	198

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Lease liabilities	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2023	134	49	159	86	5	433
Credited/(charged) to income statement	10	(32)	18	(10)	8	(6)
At December 31, 2023	144	17	177	76	13	427
Credited/(charged) to income statement	14	12	8	(15)	37	56
At December 31, 2024	158	29	185	61	50	483

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2023 and 2024, the Group did not recognize deferred income tax assets of RMB122 million and RMB93 million respectively in respect of cumulative tax losses amounting to RMB597 million and RMB543 million, respectively. These tax losses will expire from 2025 to 2034.

The movements of deferred income tax liabilities were as follows:

	Intangible assets	Right-of-use assets	Withholding tax on the earnings expected to be remitted by subsidiaries	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2023	215	82	-	-	297
(Credited)/charged to income statement	(60)	(10)	75	-	5
Business combinations	12	-	-	-	12
At December 31, 2023	167	72	75	-	314
(Credited)/charged to income statement	(23)	(14)	-	28	(9)
Withholding tax paid	-	-	(75)	-	(75)
Business combinations	29	-	-	-	29
At December 31, 2024	173	58	-	28	259

11.
Earnings per share
(a)
Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

(b)
Diluted earnings per share

For the calculation of diluted earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and RSU, under the treasury stock method (collectively forming the denominator for computing the diluted earnings per share). Potentially dilutive securities, including share options and RSU, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted earnings per share if their inclusion is anti-dilutive. No adjustments is made to earnings (numerator).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Earnings
Net profit attributable to equity holders of the Company	3,677	4,920	6,644

	Number of shares
	Year ended December 31,
	2022	2023	2024
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,203,995,973	3,121,653,686	3,084,230,029
Dilution effect- adjustments for share options and RSUs	30,511,383	46,732,345	46,631,691
Shares used in computing diluted earnings per share	3,234,507,356	3,168,386,031	3,130,861,720

	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	1.15	1.58	2.15
Diluted earnings per share for Class A and Class B ordinary shares	1.14	1.55	2.12
Basic earnings per ADS	2.30	3.15	4.31
Diluted earnings per ADS	2.27	3.11	4.24

Note: One ADS represents two Class A ordinary shares of the Company.

For the years ended December 31, 2022, 2023 and 2024, certain share options and certain RSUs that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.
Property, plant and equipment

	Servers and network equipment	Leasehold improve -ments	Construction in progress	Office furniture, equipment and others	Total
	RMB ’million	RMB ’million	RMB ’million	RMB ’million	RMB ’million
At January 1, 2023
Cost	354	166	132	95	747
Accumulated depreciation	(284)	(82)	-	(58)	(424)
Net book amount	70	84	132	37	323
Year ended December 31, 2023
Opening net book amount	70	84	132	37	323
Transfer from construction in progress	-	1	(1)	-	-
Additions	12	21	210	20	263
Disposals	(5)	(3)	-	(6)	(14)
Depreciation charge	(27)	(33)	-	(22)	(82)
Closing net book amount	50	70	341	29	490
At December 31, 2023
Cost	335	168	341	96	940
Accumulated depreciation	(285)	(98)	-	(67)	(450)
Net book amount	50	70	341	29	490
Year ended December 31, 2024
Opening net book amount	50	70	341	29	490
Transfer from construction in progress	-	1	(1)	-	-
Additions	4	9	378	22	413
Disposals	(6)	(32)	-	(1)	(39)
Depreciation charge	(20)	(24)	-	(17)	(61)
Closing net book amount	28	24	718	33	803
At December 31, 2024
Cost	219	135	718	102	1,174
Accumulated depreciation	(191)	(111)	-	(69)	(371)
Net book amount	28	24	718	33	803

The Group used the facilities for issuing payment guarantees of the constructions of buildings and has utilized RMB86 million related to the constructions of buildings as at December 31, 2024.

During the years ended December 31, 2022, 2023 and 2024, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Cost of revenues	46	37	20
General and administrative expenses	44	45	41
	90	82	61

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.
Land use rights

	Year ended December 31,
	2023	2024
	RMB’million	RMB’million
Net book amount at January 1	2,480	2,437
Additions	32	—
Amortization charge	(75)	(73)
Net book amount at December 31	2,437	2,364

The land use rights mainly represent prepaid operating lease payments in respect of land in the Mainland China with lease period ranging from 30 to 40 years.

14.
Right-of-use assets

The carrying amounts of right-of-use assets are as below:

Buildings
RMB’million
Net book amount at January 1, 2023	398
Inception of new leases	114
Depreciation charge	(141)
Disposals	(4)
Net book amount at December 31, 2023	367
Inception of new leases	69
Depreciation charge	(118)
Disposals	(23)
Net book amount at December 31, 2024	295

The interest expense arising from lease liabilities (included in finance costs) and expenses related to short-term leases (included in cost of revenue and expenses) are as below:

	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Interest expense (included in finance costs)	19	18	17
Expense relating to short-term leases (included in cost of revenues and expenses)	208	71	53

The total cash outflow in financing activities for leases in the years ended December 31, 2022, 2023 and 2024 was RMB151 million, RMB132 million and RMB152 million, respectively, including principal elements of lease payments of approximately RMB130 million, RMB116 million and RMB134 million, and related interest paid of approximately RMB21 million, RMB16 million and RMB18 million, respectively.

Accordingly, the total cash outflow for leases in the years ended December 31, 2022, 2023 and 2024 was RMB359 million, RMB204 million, RMB205 million, respectively.

The Group considered the leases as single transactions in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2023 and 2024, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

During the years ended December 31, 2022, 2023 and 2024, the leases of low value items were immaterial and there were no lease with variable lease payment.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.
Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Corporate customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2023
Cost	1,650	2,826	336	244	176	404	5,636
Accumulated amortization	(791)	(1,564)	(330)	(197)	(150)	(236)	(3,268)
Net book amount	859	1,262	6	47	26	168	2,368
Year ended December 31, 2023
Opening net book amount	859	1,262	6	47	26	168	2,368
Additions	-	461	-	-	-	9	470
Business combinations	-	66	-	-	-	-	66
Disposals	-	(91)	-	-	-	-	(91)
Amortization charge	(143)	(563)	(3)	(10)	(6)	(56)	(781)
Closing net book amount	716	1,135	3	37	20	121	2,032
At December 31, 2023
Cost	1,650	3,275	337	244	176	413	6,095
Accumulated amortization	(934)	(2,140)	(334)	(207)	(156)	(292)	(4,063)
Net book amount	716	1,135	3	37	20	121	2,032
Year ended December 31, 2024
Opening net book amount	716	1,135	3	37	20	121	2,032
Additions	-	678	-	-	-	6	684
Business combinations	-	146	-	-	-	-	146
Disposals	-	(13)	-	-	-	(1)	(14)
Amortization charge	(143)	(590)	(1)	(9)	(6)	(50)	(799)
Closing net book amount	573	1,356	2	28	14	76	2,049
At December 31, 2024
Cost	1,650	4,099	337	244	176	417	6,923
Accumulated amortization	(1,077)	(2,743)	(335)	(216)	(162)	(341)	(4,874)
Net book amount	573	1,356	2	28	14	76	2,049

During the years ended December 31, 2022, 2023 and 2024, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Cost of revenues	722	578	597
Selling and marketing expenses	11	10	10
General and administrative expenses	191	193	192
	924	781	799

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.
Goodwill

	Year ended December 31,
	2023	2024
	RMB’million	RMB’million
At January 1	19,493	19,542
Business combinations	49	105
At December 31	19,542	19,647

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

For online music and social entertainment operations as stated above, value in use using discounted cash flows was calculated based on five-year financial projections with an average compound annual revenue growth of not more than 9% (2023: not more than 5%) plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate of not more than 3% (2023: not more than 3%). Pre-tax discount rate of not more than 16.0% (2023: not more than 16.0%) was applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. For the other businesses, value in use using discounted cash flows was calculated, generally, based on five-year financial projections with an average compound annual revenue growth of not more than 11% (2023: not more than 25%) plus an estimated terminal growth rate of not more than 3% (2023: not more than 3%). Pre-tax discount rates of not more than 20.0% (2023: not more than 20.0%) were applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. In respect of the market approach adopted for an overseas business, the fair value less costs of disposal was primarily determined based on ratios of enterprise value to revenue of several comparable public companies (range: 0.9x – 5.5x), where the fair value was determined as level 3 according to the principle set out in Note 3.3. The comparable public companies were chosen based on factors such as industry similarity, company size, profitability and financial risks etc.

Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the above CGUs applied discounted cash flows method to exceed their respective recoverable amounts as material headroom resulted from the impairment reviews over their respective carrying amounts. No impairment had been recognized for the years ended December 31, 2022, 2023 and 2024.

17.
Investments accounted for using equity method

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Investments in associates	4,193	4,590
Investments in joint ventures	81	79
	4,274	4,669

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,
	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Share of profit/ (loss) of investments accounted for using equity method:
Associates	40	129	99
Joint ventures	(2)	(2)	(3)
	38	127	96

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2023	2024
	RMB’million	RMB’million
At January 1	4,330	4,274
Additions	9	356
Business combination	1	-
Share of profit, net	127	96
Share of other comprehensive income	4	112
Disposal	(70)	(3)
Step-up acquisition accounted for as business combination	(42)	(45)
Capital reduction	(7)	-
Impairment provision (note)	(23)	(64)
Currency translation differences	67	58
Dividend income	(122)	(115)
At December 31	4,274	4,669

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

The Group performed an impairment test for the investment in an associate and recognized an impairment provision of RMB64 million based on the recoverable amounts, and their recoverable amounts were determined using fair value less costs of disposal.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.
Financial assets at fair value
(a)
Financial assets at fair value through other comprehensive income

As at December 31, 2023 and 2024, the Group’s financial assets at fair value through other comprehensive income mainly represented its listed equity investment in Spotify Technology S.A. (“Spotify”) and Warner Music Group Corp (“WMG”).

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2023	2024
	RMB’million	RMB’million
Listed equity investments
At January 1	3,168	6,540
Fair value change	3,270	7,786
Currency translation differences	102	172
At December 31	6,540	14,498

(b)
Other investments

As at December 31, 2023 and 2024, the Group’s other investments represented financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,
	2023	2024
	RMB’million	RMB’million
At January 1	341	344
Additions	10	31
Fair value change	-	(23)
Disposal	(11)	—
Currency translation differences	4	3
At December 31	344	355
Of which are:
Current	37	46
Non-current	307	309
	344	355

19.
Prepayments, deposits and other assets

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Included in non-current assets
Prepaid content royalties	430	323
Others	110	102
	540	425
Included in current assets
Prepaid content royalties	1,949	1,662
Interest receivables	667	976
Prepaid promotion and other expenses	438	767
Prepaid vendors deposits and other receivables	148	190
Value-added tax recoverable	125	77
Receivable from Tencent (Note 32(b))	54	48
Others	57	73
	3,438	3,793

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.
Accounts receivable

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Accounts receivable	2,995	3,530
Less: loss allowance for expected credit losses	(77)	(22)
Accounts receivable, net	2,918	3,508
Ageing analysis of the accounts receivable based on invoice date:
Up to 3 months	2,519	3,102
3 to 6 months	177	217
Over 6 months	299	211
	2,995	3,530

The loss allowances for accounts receivable as at December 31, 2023 and 2024 reconciled to the opening loss allowances as follows:

	Year ended December 31,
	2023	2024
	RMB’million	RMB’million
At January 1	61	77
Provision for loss allowance recognized in income statement	17	17
Receivables written off during the year as uncollectible	(1)	(72)
At December 31	77	22

21.
Term deposits and cash and cash equivalents
(a)
Term deposits

As at December 31, 2023 and 2024, the Group’s term deposits were denominated in RMB and US$.

As at December 31, 2023 and 2024, the carrying amounts of the term deposits with initial terms of over three months approximated their fair value.

(b)
Restricted cash

As at December 31, 2024, restricted cash held at banks of RMB11 million (December 31, 2023: RMB31 million) were mainly denominated in RMB, representing restricted deposits used as security against certain lawsuits.

(c)
Cash and cash equivalents

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Cash at bank	13,567	12,310
Term deposits with initial terms within three months	-	854
	13,567	13,164

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.
Share capital

	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury Shares RMB’million
Balance January 1, 2022
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,238	(183)	(3,660)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	218	-	356
-Shares held for share award schemes (note ii)	-	-	-	(19)	-
-Shares allotted and issued for share award schemes (note iii)	42,000,000	-	-	-	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(3,045)
Shares cancellation	(2)	-	-	-	-
Balance December 31, 2022
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,432,154,262	2	36,456	(202)	(6,349)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	120	-	602
-Shares held for share award schemes (note ii)	-	-	-	(100)	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(1,249)
Shares cancellation	(1)	-	-	-	-
Balance December 31, 2023
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,432,154,261	2	36,576	(302)	(6,996)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	108	-	650
-Shares held for share award schemes (note ii)	-	-	-	(218)	-
Repurchase of ordinary shares (note iv)	-	-	-	-	(1,853)
Shares cancellation	(334,345,253)	-	(7,649)	-	7,649
Balance December 31, 2024
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,097,809,008	2	29,035	(520)	(550)

As at December 31, 2023 and 2024, analysis of the Company’s issued shares is as follows:

	As at December 31, 2023		As at December 31, 2024
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	1,767,205,006	1	1,432,859,756	1
Class B ordinary shares	1,664,949,255	1	1,664,949,252	1
	3,432,154,261	2	3,097,809,008	2

* All issued shares were fully paid as at December 31, 2023 and 2024.

(i)
During the years ended December 31, 2022, 2023 and 2024, the Company transferred 11,906,200, 24,532,300 and 25,873,230 Class A ordinary shares from the Treasury shares to the grantees for the exercise of share options/RSUs, respectively.
(ii)
During the years ended December 31, 2022, 2023 and 2024, the Share Scheme Trust purchased and withheld 1,188,136, 3,319,513 and 4,724,753 Class A ordinary shares of the Company for an amount of approximately RMB19 million, RMB100 million and RMB218 million which had been deducted from the equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2024, the Share Scheme Trust held 57,645,103 and 15,973,760 Class A ordinary shares, respectively. These shares include those designated for the purpose of granting awarded shares to the participants under the Share Award Schemes, as well as shares that have been purchased and withheld by the Share Scheme Trust.

(iii)
In September 2022, the Company issued 42,000,000 Class A ordinary shares to a wholly owned subsidiary of the Company, for future granting of awards under the Company’s share incentive plans and/or such other purposes as the Company may determine in its absolute discretion. The shares were cancelled in 2024.

(iv)
Repurchase of shares

In March 2021, the board of directors of the Company authorized a share repurchase program (the “2021 Share Repurchase Program”), under which the Company may repurchase up to US$1 billion of its Class A ordinary shares in the form of ADSs. During the years ended December 31, 2022, the Company repurchased 84,780,686 ADSs from the open market, at an aggregate consideration of approximately US$447 million (equivalents to approximately RMB3,045 million) in cash, under the 2021 Share Repurchase Program.

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

In March 2023, the board of directors of the Company authorized a new share repurchase program, under which the Company may repurchase up to USD500 million of its Class A ordinary shares in the form of ADSs during a 24-month period commencing from March 20, 2023 (the “2023 Share Repurchase Program”). During the years ended December 31, 2023 and 2024, the Company repurchased 25,272,973 and 25,497,797 ADSs from the open market, at an aggregate consideration of approximately US$175 million and US$261 million (equivalents to approximately RMB1,249 million and RMB1,853 million) in cash, respectively, under the 2023 Share Repurchase Program.

The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.
Other reserves

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2022	1,611	463	147	(952)	3,391	(934)	3,726
Capitalization of retained earnings of a subsidiary under a group restructuring	-	-	-	-	-	5,750	5,750
Currency translation differences	-	-	-	916	-	-	916
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	(4,517)	-	(4,517)
Share of other comprehensive income of associates	-	-	-	-	-	75	75
Share based compensation	665	-	-	-	-	-	665
Exercise of share options/ RSUs	(569)	-	-	-	-	-	(569)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(50)	(50)
Profit appropriations to PRC statutory reserves	-	-	69	-	-	-	69
Other equity transactions (Note 22(iv))	-	-	-	-	75	-	75
At December 31, 2022	1,707	463	216	(36)	(1,051)	4,841	6,140
Currency translation differences	-	-	-	193	-	-	193
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	3,270	-	3,270
Share of other comprehensive income of associates	-	-	-	-	-	4	4
Share based compensation	649	-	-	-	-	-	649
Exercise of share options/ RSUs	(662)	-	-	-	-	-	(662)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(10)	(10)
Profit appropriations to PRC statutory reserves	-	-	3	-	-	-	3
Non-controlling interests arising from business combination	-	-	-	-	-	71	71
At December 31, 2023	1,694	463	219	157	2,219	4,906	9,658
Capitalization of retained earnings of a subsidiary under a group restructuring	-	-	-	-	-	2,042	2,042
Currency translation differences	-	-	-	120	-	-	120
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	7,786	-	7,786
Share of other comprehensive income of an associate	-	-	-	-	-	112	112
Share based compensation	596	-	-	-	-	-	596
Exercise of share options/ RSUs	(599)	-	-	-	-	-	(599)
Capital contribution from non-controlling interests	-	-	-	-	-	13	13
Profit appropriations to PRC statutory reserves	-	-	12	-	-	-	12
Non-controlling interests arising from business combination	-	-	-	-	-	105	105
At December 31, 2024	1,691	463	231	277	10,005	7,178	19,845

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.
Share based compensation
(a)
Share-based compensation plans of the Company

The Group has adopted four share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme, the 2017 Option Plan and the 2024 Share Incentive Plan. Upon the adoption of the 2024 Share Incentive plan, the outstanding options and RSUs under previous plans were all transferred to the 2024 Share Incentive plan and the previous plans ceased to be of any effect.

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

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of	Weighted- average exercise price	Weighted- average grant date fair value
	options	(US$)	(US$)
Outstanding as at January 1, 2022	2,991,778	0.22	1.94
Exercised	(1,579,006)	0.23	1.94
Outstanding as at December 31, 2022	1,412,772	0.22	1.93
Vested and expected to vest as at December 31, 2022	1,412,772	0.22	1.93
Exercisable as at December 31, 2022	1,412,772	0.22	1.93
Non vested as at December 31, 2022	-	-	-
Outstanding as at January 1, 2023	1,412,772	0.22	1.93
Exercised	(479,788)	0.25	1.90
Forfeited	(21,920)	0.27	1.93
Outstanding as at December 31, 2023	911,064	0.20	1.95
Vested and expected to vest as at December 31, 2023	911,064	0.20	1.95
Exercisable as at December 31, 2023	911,064	0.20	1.95
Non vested as at December 31, 2023	-	-	-
Outstanding as at January 1, 2024	911,064	0.20	1.95
Exercised	(155,342)	0.24	1.91
Transferred to 2024 Share Incentive Plan	(755,722)	0.19	1.96
Outstanding as at December 31, 2024	-	-	-

The weighted average price of the shares at the time these options were exercised was US$2.85 per share (equivalent to approximately RMB19.63), US$3.92 per share (equivalent to approximately RMB27.86) and US$5.35 per share (equivalent to approximately RMB39.07) during the years ended December 31, 2022, 2023 and 2024.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Movements in the number of RSUs for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Number of awarded shares
	Year ended December 31,
	2022	2023	2024
Outstanding as at January 1	43,728,098	59,463,350	50,725,492
Granted	35,601,446	20,502,878	2,479,451
Vested	(14,787,382)	(23,885,214)	(8,312,976)
Forfeited	(5,078,812)	(5,355,522)	(1,225,042)
Transferred to 2024 Share Incentive Plan	—	—	(43,666,925)
Outstanding as at December 31	59,463,350	50,725,492	—
Expected to vest as at December 31	53,009,743	45,097,852	—

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2022, 2023 and 2024 was US$2.15 per share (equivalent to approximately RMB14.83 per share), US$3.78 per share (equivalent to approximately RMB26.83 per share) and US$5.15 per share (equivalent to approximately RMB37.62 per share), respectively.

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

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2022	24,792,940	5.24	2.79
Granted	24,957,454	2.05	1.02
Exercised	(566,612)	0.68	2.67
Forfeited	(1,079,240)	4.78	2.25
Outstanding as at December 31, 2022	48,104,542	3.65	1.89
Vested and expected to vest as at December 31, 2022	45,601,007	3.68	1.91
Exercisable as at December 31, 2022	14,272,122	4.93	2.75
Non vested as at December 31, 2022	33,832,420	3.11	1.52
Outstanding as at January 1, 2023	48,104,542	3.65	1.89
Granted	1,958,914	3.81	2.18
Exercised	(3,851,238)	2.16	1.42
Forfeited	(2,398,792)	4.49	2.15
Outstanding as at December 31, 2023	43,813,426	3.74	1.93
Vested and expected to vest as at December 31, 2023	42,189,736	3.77	1.94
Exercisable as at December 31, 2023	21,062,538	4.65	2.42
Non vested as at December 31, 2023	22,750,888	2.90	1.47
Outstanding as at January 1, 2024	43,813,426	3.74	1.93
Granted	837,458	5.26	3.07
Exercised	(5,265,754)	2.81	1.46
Forfeited	(718,272)	2.53	1.33
Transferred to 2024 Share Incentive Plan	(38,666,858)	3.92	2.03
Outstanding as at December 31, 2024	—	—	—

The weighted average price of the shares at the time these options were exercised was US$3.13 per share (equivalent to approximately RMB21.59), US$3.96 per share (equivalent to approximately RMB28.08) and US$6.66 per share (equivalent to approximately RMB48.58) during the years ended December 31, 2022, 2023 and 2024, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)
2024 Share Incentive Plan

The Company adopted 2024 Share Incentive Plan in May 2024. According to the 2024 Share Incentive Plan, 228,775,377 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company. Upon the adoption of the 2024 Share Incentive plan, the outstanding options and RSUs under previous plans were all transferred to the 2024 Share Incentive plan and the previous plans ceased to be of any effect.

Movements in the number of RSUs for the years ended December 31, 2024 are as follows:

Number of awarded shares
Year Ended December 31,
2024
Outstanding as at January 1	—
Transferred from 2017 Restricted Share Scheme	43,666,925
Granted	10,389,949
Vested	(14,163,058)
Forfeited	(1,644,208)
Outstanding as at December 31	38,249,608
Expected to vest as at December 31	34,023,770

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the year ended December 31, 2024 was US$7.13 per share (equivalent to approximately RMB52.01 per share).

Movements in the number of share options for the years ended December 31, 2024 are as follows:

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2024	—	—	—
Transferred from other plans	39,422,580	3.85	2.02
Granted	483,372	7.50	4.08
Exercised	(2,372,196)	3.14	1.75
Forfeited	(778,380)	5.30	2.34
Outstanding as at December 31, 2024	36,755,376	3.92	2.06
Vested and expected to vest as at December 31, 2024	35,878,888	3.94	2.07
Exercisable as at December 31, 2024	23,228,552	4.44	2.33
Non vested as at December 31, 2024	13,526,824	3.02	1.61

The weighted average price of the shares at the time these options were exercised was US$6.17 per share (equivalent to approximately RMB45.02) during the year ended December 31, 2024.

(b) Fair value of options

The fair value of share options was valued using the Binomial option-pricing model as at the respective grant dates.

Assumptions used in the Binomial option-pricing model are presented below:

	Year ended December 31,
	2022	2023	2024
Risk free interest rate	2.15%-2.92%	3.46%-3.83%	4.23%-4.31%
Expected dividend yield	0%	0%	0%-0.12%
Expected volatility	55%-60%	60%	60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Outstanding share options

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Expiry date	Exercise price	December 31,	December 31,
		2023	2024
10 years commencing from the date of grant of options	US$0.000076	219,210	188,180
	US$0.27	1,231,474	858,468
	US$1.93	14,213,356	11,487,364
	US$2.24~US$2.32	10,527,104	6,967,848
	US$3.32~US$3.82	2,011,512	1,871,798
	US$4.24	254,952	254,952
	US$5.26~US$5.29	5,283,344	4,601,652
	US$6.20 ~ US$6.37	3,767,380	3,227,830
	US$7.05 ~ US$7.61	7,047,078	7,128,204
	US$9.53	169,080	169,080
Total		44,724,490	36,755,376
Weighted average remaining contractual life of options outstanding at end of year:		7.11	6.33

(d) Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2023 and 2024, the Expected Retention Rate of the Group was assessed to be 87%-95%.

25.
Notes payable

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Included in non-current liabilities	5,636	3,572
Included in current liabilities	-	2,154
	5,636	5,726

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount (US$’million)	Carrying amount at December 31, 2023 (RMB’million)	Carrying amount at December 31, 2024 (RMB’million)	Interest Rate (per annum)	Due
2025 Notes	300	2,120	2,154	1.375%	2025
2030 Notes	500	3,516	3,572	2.000%	2030
	800	5,636	5,726

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.

The fair value of notes payable as at December 31, 2024 was US$713 million (equivalents to approximately RMB5,128 million). The fair value of notes payable was based on the quoted market prices at the end of reporting period.

Interest is payable semi-annually in arrears on and of each year, beginning in March 2021. The total cash outflow in financing activities for interest paid of notes payable in the years ended December 31, 2022, 2023 and 2024 was RMB94 million, RMB101 million and RMB101 million, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.
Other payables and other liabilities

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Included in current liabilities
Accrued expenses (note)	2,179	2,299
Advances from customers	88	335
Other tax liabilities	208	175
Payable to Tencent Group (Note 32(b))	491	117
Payable for construction in progress	52	77
Other deposits	75	32
Investment payables	20	20
Deferred income	109	4
Others	250	322
	3,472	3,381

Note: Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

27.
Deferred revenue

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Non-current	148	179
Current	2,854	3,096
	3,002	3,275

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for membership subscriptions, time-based virtual gifts, content sublicensing and digital music singles and albums, for which the related services had not been rendered as at December 31, 2023 and 2024.

Revenue recognized for the years ended December 31, 2022, 2023 and 2024 related to carried-forward contract liabilities amounted to RMB1,834 million, RMB2,170 million and RMB2,854 million, respectively.

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

28.
Business Combinations

During the year ended December 31, 2024, the Group acquired equity interests of companies with total considerations of RMB102 million. The revenue and the results contributed by the acquired subsidiaries subsequent to the acquisition was not material to the Group. The Group’s revenue and results for the year would not be materially different should these acquisitions had occurred on 1 January 2024.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.
Cash flow information
(a)
Cash generated from operations

	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Profit before income tax	4,373	6,045	8,712
Adjustments for:
Depreciation and amortization	1,160	1,004	978
Impairment of long-term investments	-	23	64
Loss allowance for expected credit losses (Note 20)	47	17	17
Non-cash employee benefits expense – share based payments (Note 8)	665	649	596
Fair value gains on investments (Note 7)	(26)	-	(12)
Fair value gains on financial liabilities	(17)	-	-
Net (gains)/losses in relation to equity investments (Note 7)	-	(12)	50
Dividend income (Note 7)	(14)	(15)	(17)
Gains of step-up acquisition arising from business combination (Note 7)	(141)	(4)	(29)
Share of profit of associates and joint ventures (Note 17)	(38)	(127)	(96)
Interest income	(711)	(1,052)	(1,196)
Interest expenses	115	124	124
Net exchange differences	(7)	17	(30)
Decrease/(increase) in accounts receivable	906	(204)	(539)
Decrease/(increase) in inventories	10	7	(15)
(Increase)/decrease in other operating assets	(17)	85	72
Increase in accounts payable	663	52	1,845
Increase in other operating liabilities	659	846	193
Cash generated from operations	7,627	7,455	10,717

(b)
Reconciliation of changes in liabilities from financing activities

The reconciliation of changes in liabilities from financing activities are mainly related to lease liabilities and notes payable which have been disclosed in the consolidated statements of cash flows, Note 14 and Note 25, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.
Financial instruments by category

The Group holds the following financial instruments:

	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Financial assets at fair value through other comprehensive income	Total
Financial assets	RMB’million	RMB’million	RMB’million	RMB’million
As at December 31, 2023
Accounts receivable (Note 20)	2,918	-	-	2,918
Other receivables (Note 19)	199	-	-	199
Term deposits (Note 21(a))	18,656	-	-	18,656
Restricted cash (Note 21(b))	31	-	-	31
Cash and cash equivalents (Note 21(c))	13,567	-	-	13,567
Other investments (Note 18(b))	-	344	-	344
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	6,540	6,540
	35,371	344	6,540	42,255
As at December 31, 2024
Accounts receivable (Note 20)	3,508	-	-	3,508
Other receivables (Note 19)	1,379	-	-	1,379
Term deposits (Note 21(a))	24,418	-	-	24,418
Restricted cash (Note 21(b))	11	-	-	11
Cash and cash equivalents (Note 21(c))	13,164	-	-	13,164
Other investments (Note 18(b))	-	355	-	355
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	14,498	14,498
	42,480	355	14,498	57,333

Liabilities at amortized cost
Financial liabilities	RMB’million
As at December 31, 2023
Notes payable (Note 25)	5,636
Accounts payable	5,006
Other payables and other liabilities (note)	1,490
Lease liabilities	412
12,544
As at December 31, 2024
Notes payable (Note 25)	5,726
Accounts payable	6,879
Other payables and other liabilities (note)	1,263
Lease liabilities	325
14,193

Note: Other payables and other liabilities exclude prepayment received from customers and others, staff costs and welfare accruals, other tax liabilities, government grant and deferred income.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.
Commitments

The following table summarizes future minimum commitments of the Group as at December 31, 2023 and 2024:

As at December 31, 2023	Within one year	Later than one year but not later than five years	Total
	RMB’million	RMB’million	RMB’million
Operating commitments (note i)	31	12	43
Content royalties (note ii)	2,949	1,510	4,459
Capital commitments (note iii)	1	-	1
Investment commitment (note iv)	25	-	25

As at December 31, 2024	Within one year	Later than one year but not later than five years	Total
	RMB’million	RMB’million	RMB’million
Operating commitments (note i)	192	5	197
Content royalties (note ii)	2,772	246	3,018
Capital commitments (note iii)	412	259	671
Investment commitment (note iv)	168	-	168

Note i: Operating commitments represent future minimum commitments under non-cancelable operating arrangements of the Group. As at December 31, 2024, the operating commitments are mainly related to offline performances and other services.

Note ii: Content royalties represent the minimum royalty payments associated with license agreements which the Group has entered into as at year-end.

Note iii: Capital commitments represent the minimum payments associated with construction of buildings.

Note iv: Investment commitment represents commitments to acquire the equity interests in certain entities.

32.
Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at December 31, 2024:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)
Transactions

For the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Revenue
Online music services to Tencent Group (note)	338	172	188
Online music services to the Company’s associates and associates of Tencent Group	276	397	365
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	71	55	43
Expenses
Operating expenses recharged by Tencent Group	1,272	1,188	798
Advertising agency cost to Tencent Group	556	755	959
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group	612	796	642
Other costs to the Company’s associates and associates of Tencent Group	68	26	138

Note: Including revenue from online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement, which was renewed in August 2023.

These related party transactions were conducted at prices and terms as agreed by the respective parties involved.

(b)
Balances with related parties

	As at December 31,
	2023	2024
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	1,824	2,343
The Company’s associates and associates of Tencent Group	21	52
Included in prepayments, deposits and other assets from related parties:
Tencent Group	54	48
The Company’s associates and associates of Tencent Group	121	139
Included in accounts payable to related parties:
Tencent Group	667	702
The Company’s associates and associates of Tencent Group	269	234
Included in other payables and accruals to related parties:
Tencent Group	491	117
The Company’s associates and associates of Tencent Group	2	1

Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement that renewed in August 2023.

(c)
Key management personnel compensation

	2022	2023	2024
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	69	68	51
Share-based compensation	135	95	78
	204	163	129

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.
Contingent liabilities

The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at December 31, 2024. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB199 million. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results materially.

The Group had made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2024 and recognized related costs as expenses for the year ended December 31, 2024. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2024, but related to cases arising on or before December 31, 2024. All these amounts were not material. The Group is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2024, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. Although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

34.
Dividends

For the year ended December 31, 2024, dividends amounting to RMB 1,508 million was declared and paid to the Company's shareholders.

On March 17, 2025, for the fiscal year of 2024, the Company's board of directors declared a cash dividend of US$0.09 per ordinary share, or US$0.18 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on April 3, 2025. The aggregate amount of cash dividends to be paid will be approximately US$273 million. This proposed dividend is not reflected as dividend payable in the consolidated financial statements.

35.
Events occurring after the reporting period

(a) 2025 Share Repurchase Program

On March 17, 2025, board of directors of the Company authorized the 2025 Share Repurchase Program under which the Company may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing on March 21, 2025.

(b) Consortium's distribution of its equity interest in UMG

As at December 31, 2024, the Group held 10% equity interest in a consortium led by Tencent and the consortium held 20% equity interest in UMG. With the Group's ability to exercise significance influence on the consortium, the Group accounted for the investment as investments accounted for using equity method. In March 2025, the consortium completed a transfer of the UMG shares held by the consortium to its members through distribution-in-kind. Following the distribution, the Group held directly 2% equity interests in UMG and the Group designated the investment as financial assets at fair value through other comprehensive income. The gain on deemed disposal of investment accounted for using equity method will be reflected in profit or loss in the first quarter of 2025.

(c) Acquisition of a music content company

In April 2025, the Group entered into a definitive agreement to acquire 92% of the shares of a music content company in China in stages, for a total cash consideration, comprising of a fixed amount of RMB1.19 billion and a variable amount by tranches. The variable amount will be determined based on future operation and financial performance of the acquiree. This transaction has not been completed up to the date of this report.

36.
Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on April 23, 2025.