Form 20-F
period 2025-12-31
Tencent Music Entertainment Group
filed 2026-04-17
CIK 1744676

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

3,147,809,000 ordinary shares, comprised of 1,482,859,752 Class A ordinary shares, par value US$0.000083 per share, and 1,664,949,248 Class B ordinary shares, par value US$0.000083 per share, as of December 31, 2025.

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
•
“monthly ARPPU” of our online music services for any given period refers to the monthly average of (i) the revenues of the relevant services for that period divided by (ii) the number of paying users of the relevant services for that period;
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

▪
“MAUs” or “mobile MAUs” for a given month with respect to each of our products is measured as the number of unique mobile and certain IoT devices, as the case may be, through which such product is accessed at least once in that month;
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

This annual report on Form 20-F includes our audited balance sheets as of December 31, 2024 and 2025 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2023, 2024 and 2025.

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.9931 to US$1.00, the noon buying rate on December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC regulators impose control over the foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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
(3)
Shareholders of Beijing Gongse and their respective shareholdings are Mr. Qihu Yang (20%), Mr. Dejun Gu (20%), Ms. Xing Chen (20%), Ms. Yueting Luo (20%) and Mr. Yunheng Liang (20%).
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
(6)
Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(7)
Tencent Music Shenzhen operates QQ Music and WeSing.

In 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for 96.5%, 95.7% and 93.6%, respectively, of our total net revenues. As of December 31, 2024 and 2025, total assets of the VIEs equaled to 21.1% and 20.6% of our consolidated total assets as of the same dates, respectively. It is important to note that investors in the ADSs and our Class A ordinary shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. More specifically, investors in the ADSs and our Class A ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in the PRC. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. We do not have any equity interests in the VIEs who are owned by certain nominee shareholders or partners. Any of such nominee shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders or partners of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all business operations or otherwise benefit from the assets held by the VIEs and their shareholders or partners of the VIEs, which could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations. As a result, the contractual arrangements may be less effective than direct ownership, and we could face heightened challenges, risks and costs in enforcing these contractual arrangements because uncertainties remain as to the interpretation and application of current and future PRC laws, regulations and rules relating to the legality and enforceability of these contractual arrangements, neither have our contractual arrangements with the VIEs been tested in court. If the PRC regulators deem that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face certain uncertainty about potential future actions by the PRC regulators that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. Our ADSs and Class A ordinary shares may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “— 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure” for detailed discussion.

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

As of December 31, 2025, Tencent Music Entertainment Group had made cumulative capital contributions of RMB1,243 million (US$178 million) to our PRC subsidiaries through an intermediate holding company and were accounted as long-term investments of Tencent Music Entertainment Group. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2025, the loan balance owed by the VIEs from the WOFEs was RMB4,930 million (US$705 million). Our PRC subsidiaries maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs. In 2023, 2024 and 2025, the VIEs transferred RMB16,610 million, RMB18,820 million and RMB20,252 million (US$2,896 million) respectively, to our PRC subsidiaries as payment of services fees (the “Service Charges”). In 2023, 2024 and 2025, the intercompany fund transfers from the WOFEs to the VIEs amounted to RMB49 million, RMB149 million and RMB1,400 million (US$200 million) respectively for treasury management purpose.

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

Although we maintain a cash dividend policy, the determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as future operations and earnings, cash flow, financial conditions, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Our profits may be reinvested by our subsidiaries and the VIEs into their PRC operations. As of December 31, 2025, the total amount of undistributed profits from the PRC subsidiaries and the VIEs for which no withholding tax had been accrued was RMB17,247 million (US$2,466 million), and the unrecognized tax liabilities were RMB1,725 million (US$247 million). See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	-	26,770	15,846	1,889	(16,753)	[a]	27,752
Cost of revenues	-	(23,023)	(8,487)	(874)	14,427	[a]	(17,957)
Gross profit	-	3,747	7,359	1,015	(2,326)		9,795
Operating profit/(loss)	40	(131)	5,265	903	(18)		6,059
(Loss)/profit before income tax	(66)	(115)	5,341	906	(21)		6,045
Income/(loss) from subsidiaries and VIEs	5,267	-	(318)	4,476	(9,425)		-
Profit/(loss) for the year	5,220	(302)	4,480	5,267	(9,445)		5,220

	For the Year Ended December 31, 2024
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	-	27,180	19,903	1,991	(20,673)	[a]	28,401
Cost of revenues	-	(25,573)	(9,625)	(821)	19,643	[a]	(16,376)
Gross profit	-	1,607	10,278	1,170	(1,030)		12,025
Operating profit/(loss)	165	(584)	7,674	1,474	(19)		8,710
Profit/(loss) before income tax	58	(578)	7,781	1,470	(19)		8,712
Income/(loss) from subsidiaries and VIEs	7,036	-	(738)	6,018	(12,316)		-
Profit/(loss) for the year	7,113	(723)	6,018	7,036	(12,335)		7,109

	For the Year Ended December 31, 2025
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Revenues	-	30,804	23,951	2,617	(24,470)	[a]	32,902
Cost of revenues	-	(30,088)	(11,247)	(1,476)	24,444	[a]	(18,367)
Gross profit	-	716	12,704	1,141	(26)		14,535
Operating (loss)/profit	(83)	(402)	9,909	3,997	(57)		13,364
(Loss)/profit before income tax	(181)	(503)	9,908	4,012	41		13,277
Income/(loss) from subsidiaries and VIEs	11,474	-	(701)	7,911	(18,684)		-
Profit/(loss) for the year	11,311	(698)	7,911	11,473	(18,644)		11,353

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2024
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments	Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	51,534	-	-	28,103	(79,637)	[b]	-
Net assets of VIEs	-	-	10,436	-	(10,436)	[b]	-
Intangible assets and goodwill	14,166	5,306	1,752	472	-		21,696
Investments accounted for using equity method	-	504	598	3,567	-		4,669
Financial assets at fair value through other comprehensive income	-	-	-	14,498	-		14,498
Prepayments, deposits and other assets	-	113	312	-	-		425
Term deposits	-	30	10,389	-	-		10,419
Others	-	1,250	2,726	217	-		4,193
	65,700	7,203	26,213	46,857	(90,073)		55,900
Current assets
Amounts due from subsidiaries and VIEs	4,028	7,076	4,980	2,053	(18,137)	[c]	-
Prepayments, deposits and other assets	263	762	2,499	269	-		3,793
Term deposits	4,672	50	5,520	3,757	-		13,999
Restricted cash	-	10	1	-	-		11
Cash and cash equivalents	482	697	4,825	7,160	-		13,164
Others	-	3,242	315	20	-		3,577
	9,445	11,837	18,140	13,259	(18,137)		34,544
Total assets	75,145	19,040	44,353	60,116	(108,210)		90,444
LIABILITIES
Non-current liabilities
Notes payable	3,572	-	-	-	-		3,572
Others	‐	344	252	-	-		596
	3,572	344	252	-	-		4,168
Current liabilities
Notes payable	2,154	-	-	-	-		2,154
Amounts due to subsidiaries and VIEs	1,362	1,270	9,343	6,056	(18,031)	[c]	-
Deferred revenue	-	3,025	50	31	(10)		3,096
Others	194	2,728	6,181	2,197	-		11,300
	3,710	7,023	15,574	8,284	(18,041)		16,550
Total liabilities	7,282	7,367	15,826	8,284	(18,041)		20,718
Total equity	67,863	11,673	28,527	51,832	(90,169)		69,726

	As of December 31, 2025
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
ASSETS
Non-current assets
Investments in subsidiaries	66,057		-	30,691	(96,748)	[b]	-
Net assets of VIEs	-	-	9,728	-	(9,728)	[b]	-
Intangible assets and goodwill	14,166	7,041	1,732	481	-		23,420
Investments accounted for using equity method	-	490	82	1,087	-		1,659
Financial assets at fair value through other comprehensive income	-	-	-	26,231	-		26,231
Prepayments, deposits and other assets	-	68	275	22	-		365
Term deposits	-	1,610	12,200	-	-		13,810
Others	23	1,470	2,903	183	-		4,579
	80,246	10,679	26,920	58,695	(106,476)		70,064
Current assets							-
Amounts due from subsidiaries and VIEs	4,601	4,265	4,472	169	(13,507)	[c]	-
Prepayments, deposits and other assets	17	793	2,985	388	-		4,183
Term deposits	-	332	3,979	11,452	-		15,763
Restricted cash	-	14	1	-	-		15
Cash and cash equivalents	498	1,606	4,707	1,659	-		8,470
Others	-	3,478	281	268	-		4,027
	5,116	10,488	16,425	13,936	(13,507)		32,458
Total assets	85,362	21,167	43,345	72,631	(119,983)		102,522
LIABILITIES
Non-current liabilities
Notes payable	3,497	-	-	-	-		3,497
Others	-	1,048	244	94	-		1,386
	3,497	1,048	244	94	-		4,883
Current liabilities
Amounts due to subsidiaries and VIEs	1,366	1,336	5,805	4,966	(13,473)	[c]	-
Deferred revenue	-	3,455	53	36	(5)		3,539
Others	214	3,378	6,061	1,407	(10)		11,050
	1,580	8,169	11,919	6,409	(13,488)		14,589
Total liabilities	5,077	9,217	12,163	6,503	(13,488)		19,472
Total equity	80,285	11,950	31,182	66,128	(106,495)		83,050

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2023
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow from operating activities	217	518	6,258	344	-		7,337
Include: Intercompany services fees	-	(16,610)	16,610	-	-	[d]	-
Net cash inflow/(outflow) from investing activities	307	(430)	(2,742)	312	690		(1,863)
Include: Intercompany advances	(812)	(47)	(22)	171	710	[e]	-
Loans repayment from VIEs to WOFEs	-	-	20	-	(20)	[e]	-
Net cash (outflow)/inflow from financing activities	(1,393)	(40)	(223)	808	(690)		(1,538)
Include: Intercompany advances	-	69	(171)	812	(710)	[e]	-
Loans repayment from VIEs to WOFEs	-	(20)	-	-	20	[e]	-
Net (decrease)/ increase in cash and cash equivalents	(869)	48	3,293	1,464	-		3,936
Cash and cash equivalents, beginning of the year	891	490	7,933	241	-		9,555
Exchange differences on cash and cash equivalents	(1)	-	-	77	-		76
Cash and cash equivalents, end of the year	21	538	11,226	1,782	-		13,567

	For the Year Ended December 31, 2024
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow from operating activities	200	406	9,116	553	-		10,275
Include: Intercompany services fees	-	(18,820)	18,820	-	-	[d]	-
Net cash inflow/(outflow) from investing activities	3,856	(323)	(5,633)	7,523	(12,241)		(6,818)
Include: Intercompany advances	3,776	(20)	(3,579)	-	(177)	[e]	-
Net cash (outflow)/inflow from financing activities	(3,594)	77	(9,926)	(2,628)	12,241		(3,830)
Include: Intercompany advances	-	149	20	(129)	(40)	[e]	-
Net increase/(decrease) in cash and cash equivalents	462	160	(6,443)	5,448	-		(373)
Cash and cash equivalents, beginning of the year	21	538	11,226	1,782	-		13,567
Exchange differences on cash and cash equivalents	(1)	(1)	-	(28)	-		(30)
Cash and cash equivalents, end of the year	482	697	4,783	7,202	-		13,164

	For the Year Ended December 31, 2025
	Parent	VIE and its consolidated subsidiaries	WOFEs	Subsidiaries (other than the WOFEs)	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow from operating activities	474	3,107	6,530	120	-		10,231
Include: Intercompany services fees	-	(20,252)	20,252	-	-	[d]	-
Net cash inflow/(outflow) from investing activities	1,873	(3,578)	(4,012)	(10,178)	5,668		(10,227)
Include: Intercompany advances	(2,893)	(114)	(1,605)	(2,131)	6,743	[e]	-
Loans from WOFEs to VIEs	-	-	(1,495)	-	1,495	[e]	-
Loans repayment from VIEs to WOFEs	-	-	11	-	(11)	[e]	-
Net cash (outflow)/inflow from financing activities	(2,324)	1,380	(2,594)	4,557	(5,668)		(4,649)
Include: Intercompany advances	2,130	(84)	114	4,583	(6,743)	[e]	-
Loans from WOFEs to VIEs	-	1,495	-	-	(1,495)	[e]	-
Loans repayment from VIEs to WOFEs	-	(11)	-	-	11	[e]	-
Net increase/(decrease) in cash and cash equivalents	23	909	(76)	(5,501)	-		(4,645)
Cash and cash equivalents, beginning of the year	482	697	4,783	7,202	-		13,164
Exchange differences on cash and cash equivalents	(7)	-	-	(42)	-		(49)
Cash and cash equivalents, end of the year	498	1,606	4,707	1,659	-		8,470

For the eliminating adjustments:

a)
Represents the Services Charges between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries, which were eliminated at the consolidation level. The intercompany revenues and costs in relation to the Service Charges to the VIEs by our PRC subsidiaries amounted to RMB15,312 million, RMB19,026 million and RMB22,660 million (US$3,240 million), for the years ended December 31, 2023, 2024 and 2025, respectively.
b)
Represents the elimination of the investments in the VIEs and our PRC subsidiaries.
c)
Represents the elimination of intercompany balance between Tencent Music Entertainment Group, the VIEs, and our subsidiaries.
d)
The cash flows which have occurred between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries represents the intercompany services fees which were eliminated at the consolidation level. In 2023, 2024 and 2025, the VIEs transferred RMB16,610 million, RMB18,820 million and RMB20,252 million (US$2,896 million), respectively, to our PRC subsidiaries as Service Charge, which were eliminated at the consolidated level.
e)
Represents the elimination of intercompany advances and loans between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries. The intercompany advances from/to the WOFEs to/from the VIEs, which were eliminated at consolidated level, amounted to RMB69 million, RMB149 million and RMB84 million (US$12 million), for the years ended December 31, 2023, 2024 and 2025, respectively. The loans payments from/to the WOFEs to/from the VIEs, which were eliminated at consolidated level, amounted to RMB20 million, nil and RMB1,484 million (US$212 million), for the years ended December 31, 2023, 2024 and 2025, respectively.

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

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which took effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information handlers are examined and evaluated regarding their compliance with laws and administrative regulations. The Compliance Audit Measures further provides, among other things, that personal information handlers that process personal information of more than 10 million individuals shall conduct at least one personal information protection compliance audit every two years.

On September 11, 2025, the CAC issued the Administrative Measures for Reporting National Cybersecurity Incidents, which took effect on November 1, 2025, stipulating that network operators that construct, operate networks, or provide services through networks within the territory of the PRC shall report cybersecurity incidents in accordance with the Measures when such incidents occur.

On October 28, 2025, the Standing Committee of the National People’s Congress decided to amend the PRC Cybersecurity Law, which took effect on January 1, 2026. According to the amendment of PRC Cybersecurity Law, the State shall support basic theoretical research on AI and the research and development of key technologies such as algorithms, advance the construction of infrastructure such as training data resources and computing power, improve ethical norms for AI, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of AI. Additionally, this amendment increases the penalties for various cybersecurity-related violations.

On October 16, 2023, the State Council promulgated the Regulation on Protection of Minors in Cyberspace, which came into effect on January 1, 2024. The Regulation on Protection of Minors in Cyberspace provides that personal information handlers shall strictly abide by the provisions of the CAC and relevant authorities on the scope of necessary personal information for cyber products and services, and shall not compel minors or their guardians to consent to non-necessary personal information processing, nor shall they refuse minors to use their basic functional services because the minors or their guardians do not agree to handle non-necessary personal information of minors or withdraw their consent and a personal information handler shall conduct by itself or entrust a specialized agency to conduct audit of its compliance with laws and administrative regulations in the processing of the personal information of minors every year, and report the audit information to the CAC and other authorities in a timely manner. On December 29, 2025, CAC issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, provides that personal information handlers that process the personal information of minors shall, by the end of January each year, submit the compliance audit results for the protection of personal information of minors for the previous year.

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

Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with a VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

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

Anti-Monopoly Law Enforcement

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement of the PRC Anti-Monopoly Law, including in the context of mergers and acquisitions and unfair competition. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, adopted a series amendment of the Anti-Monopoly Law, which became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. On March 10, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. Subsequently, the Provisions on the Prohibition of Monopoly Agreements were amended and promulgated on December 9, 2025, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition were amended and promulgated on December 18, 2025, both of which took effect on February 1, 2026. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not reach the threshold for declaration, but there is evidence proving that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may require the undertakings concerned to make a declaration. Uncertainty remains as to their interpretation and implementation. Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, with its latest amendment on January 22, 2024, adjusted the filing threshold for concentration of undertaking as, during the previous fiscal year, (i) the total global turnover of all the undertakings participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these undertakings each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the undertakings participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these undertakings each had a turnover of more than RMB800 million within China in the preceding fiscal year. On April 25, 2024, the SAMR promulgated the

Anti-monopoly Compliance Guideline for Undertakings, also known as the Anti-monopoly Guideline. The Anti-Monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices.

On June 6, 2024, the State Council promulgated the Regulation on Fair Competition Review, which has strengthened the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including fair competition review, random inspections, complaint handling, supervision, and other related processes. The SAMR has also issued the Discretionary Benchmark for Administrative Penalty for Illegal Concentration of Undertakings (for Trial Implementation) on February 19, 2025, which became effective on the same date and stipulated that for any illegal concentration of undertakings that does not have the effect of excluding or restricting competition, the maximum fine shall not exceed 5 million yuan. If the amount calculated according to certain provision hereof exceeds 5 million yuan, the amount of the fine shall be determined as 5 million yuan. For any illegal concentration of undertakings that has or may have the effect of excluding or restricting competition, the maximum fine shall not exceed 10% of the sales revenue of the previous year. The SAMR further promulgated the Implementing Measures for the Regulation on Fair Competition Review on February 28, 2025, which came into effect on April 20, 2025. The Implementing Measures further clarify the applicable review standards and the specific circumstances subject to fair competition review, and set out the procedural requirements, including the applicable time limits for review and handling. On June 27, 2025, the State Council promulgated the revised Anti-Unfair Competition Law to expand regulation of digital markets, data use and platform conduct. The revised Anti-Unfair Competition Law prohibits the improper acquisition or use of data lawfully held by other operators through deceptive or technically circumventive means, even where such data does not constitute a trade secret, and restricts the use of data, algorithms or platform rules to disrupt competitors’ online services. The scope of unfair competition is further extended to digital identifiers, misleading search practices, fabricated transactions and false reviews. It also strengthens enforcement by increasing penalties and liability for online unfair competition and obstructing investigations, increasing compliance risks for data-driven platform operators.

PRC Company Law

All companies (including FIEs) incorporated and operating in the PRC are governed by the PRC Company Law, which was promulgated on December 29, 1993 and was subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023 respectively. The latest amended PRC Company Law, or the Revised Company Law, which became effective on July 1, 2024, further stipulates on the establishment and dissolution of the company, the organizational structure and the capital system of the company and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. Specifically, the Revised Company Law provides that: (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company and heightened obligations are imposed on the directors, supervisors and senior management on capital maintenance; (ii) shareholders seeking to transfer equity need only furnish written notification to other shareholders, specifying quantity, price, payment method, and time limit for such and the other shareholders may buy the equity before any third-party buyer acquires it on those terms; (iii) a company may establish an audit committee comprised of an unspecified number of directors of the board and responsible for supervising the company’s financial and accounting matters; and (iv) where a shareholder leveraging control over two or more companies attempts to evade debts and infringe upon creditors’ rights by exploiting the independent legal personality of the company and the limited liability of shareholders, each involved company shall undertake joint and several liability for the debts incurred by either entity.

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
•
We may not have obtained complete licenses for certain copyrights with respect to a small portion of the content offered on our platform. For details, see page 16 of this annual report.
•
We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities. For details, see page 16 of this annual report.
•
Assertions or allegations that we have infringed or violated intellectual property rights, even not true, could harm our business and reputation. For details, see page 17 of this annual report.
•
Our license agreements are complex, impose numerous obligations upon us and may make it difficult to operate our business. Any breach or adverse change to the terms of such agreements could adversely affect our business, operating results and financial condition. For details, see page 18 of this annual report.
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
•
If music copyright owners withdraw all or a portion of their music works from the MCSC to the extent the MCSC had not obtained authorization to license from the relevant copyright owners, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay. For details, see page 19 of this annual report.

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
•
Future strategic transactions or acquisitions may have a material and adverse effect on our business, financial condition and results of operations. For details, see page 34 of this annual report.

Risks Related to Our Relationship with Tencent

•
If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected. For details, see page 36 of this annual report.
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
•
We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us. For details, see page 37 of this annual report.

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
•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For details, see page 39 of this annual report.
•
Uncertainties remain as to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of the Group’s current corporate structure, corporate governance and business operations. For details, see page 41 of this annual report.
•
We rely on contractual arrangements with the VIEs and their respective shareholders or partners for a large portion of the Group’s business operations, which may not be as effective as direct ownership in providing operational control. For details, see page 42 of this annual report.

Risks Related to Doing Business in China

•
Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us. For details, see page 43 of this annual report.
•
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets. For details, see page 44 of this annual report.

•
Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators. For details, see page 44 of this annual report.
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
•
Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see page 54 of this annual report.
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

In addition, with respect to the musical compositions and lyrics we license from certain content partners, including the MCSC, there is no guarantee that such content partners have the rights to license the copyright underlying all music content covered by our agreements. We entered into two agreements with MCSC in April and November 2025, respectively, with the agreement in November serving as a further supplement and clarification to the agreement in April. Pursuant to these agreements, for any musical compositions and lyrics that the MCSC was not explicitly authorized to sublicense to us, the MCSC has undertaken to resolve such disputes and compensate the relevant copyright owners from infringement claims made by third-party rights owners against us for using their content on our platform if the infringement occurred since the expiry of the framework agreement we previously entered into with MCSC. Despite such undertakings by the MCSC, there is no guarantee that we will not be subject to potential copyright infringement claims by third parties in relation to content licensed from the MCSC.

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

As an online service provider, we have adopted a comprehensive set of measures to reduce the likelihood of using, developing or making available any content without the proper licenses or necessary consents. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyright; (ii) putting in place procedures to block users on our blacklists from uploading or distributing content; (iii) using best reasonable efforts to seek licenses from the relevant copyright owners once they are identified and verified and adopting contractual protections for works licensed from labels and other copyright owners; and (iv) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content. According to our PRC legal counsel, to the extent that these measures, especially the “notice and take-down” procedures, are fully and properly implemented in compliance with all applicable laws and regulations and provided that we do not actively participate in infringing activities, our failure to obtain complete copyright licenses for user-generated content would not, in itself, constitute a violation of current PRC copyright law. However, these measures may not be effective in preventing the unauthorized posting and use of third parties’ copyrighted content or the infringement of other third-party intellectual property rights. Specifically, it is possible that such acknowledgments and agreements by users may not be enforceable against third parties who file claims against us. Furthermore, a plaintiff may not be able to locate users who generate content that infringes on the plaintiff’s copyright and may choose to sue us instead. In addition, individual users who upload infringing content on our platform may not have sufficient resources to fully indemnify us, if at all, for any such claims. Also, such measures may fail or be considered insufficient by courts or other relevant regulatory authorities. If we are not eligible for the safe harbor exemption, we may be subject to joint infringement liability with the users, and we may have to change our policies or adopt new measures to become eligible and retain eligibility for the safe harbor exemption, which could be expensive and reduce the attractiveness of our platform to users.

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

We have adopted robust screening processes to filter out or disable access to potentially infringing content. We have also adopted procedures to enable copyright owners to provide us with notice and evidence of alleged infringement and are generally willing to enter into license agreements to compensate copyright owners for works distributed on our platform. See also “Item 4. Information on the Company — 4.B. Business Overview — Content Monitoring.” However, given the volume of content available on our platform, it is not possible to identify and promptly remove all alleged infringing content that may exist. Third parties may take action against us if they believe that certain content available on our platform violates their copyright or other intellectual property rights. Moreover, while we use location-based controls and technology to prevent all or a portion of our services and content from being accessed outside of the PRC as required by certain licensing agreements with our content partners, these controls and technology may be breached and the content available on our platform may be accessed from geographic locations where such access is restricted, in which case we may be subject to potential liabilities, regardless of whether there is any fault and/or negligence involved on our part.

We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We may be involved in similar litigation and disputes or subject to allegations of infringement, misappropriation or other violations of intellectual property rights in China, as well as globally as we may continue to seek to expand our international footprint. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources to defend such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, cease providing content that we were previously providing, enter into potentially unfavorable license agreements in order to obtain the right to use necessary content or technologies, subject us to criminal penalties, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

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

We entered into two agreements with MCSC in April and November 2025, respectively, with the agreement in November serving as a further supplement and clarification to the agreement in April. Pursuant to these agreements, we obtained licenses from the MCSC with respect to musical composition and lyrics for a substantial portion of our music content library. We cannot guarantee that composers and lyricists in China will not withdraw all or a portion of their music works from the MCSC. To the extent that the MCSC had not obtained authorization to license from the relevant copyright owners, including circumstances where the copyright owners choose not to be represented by the MCSC, our ability to secure favorable licensing arrangements could be negatively affected, our content licensing cost may increase, and we may be subject to liabilities for copyright infringement. If we are unable to reach an agreement with respect to the content of any music copyright owners who withdraw all or a portion of their music works from the MCSC, or if we have to enter into direct licensing agreements with such music copyright owners at rates higher than those set by the MCSC for the use of music works, our ability to offer music content may be limited or our service costs may significantly increase, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties surrounding our monetization efforts may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

We have devoted substantial efforts to monetize our content and user base by increasing our number of paying users and cultivating our users’ willingness to pay for content. We currently generate our revenues from (i) online music services, and (ii) social entertainment services and others. At the strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Our live streaming service offers free access to live music performances and other music content, with users having the option to purchase virtual gifts for performers and other users. There is a risk that we might not fully understand or meet our users’ needs and preferences for live streaming and our other services, which might have negative impacts on the outcome of our monetization efforts. Furthermore, the PRC regulatory authorities’ recent heightened scrutiny and regulation of live streaming businesses may also have a negative impact on our monetization opportunities. See “— Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” Moreover, our Super VIP (SVIP) subscription provides a holistic listening experience across various devices and scenarios, with additional benefits such as enhanced sound effect options, direct access to digital albums, and priority booking for offline performances. Despite our continued efforts in innovating our monetization strategies, we cannot guarantee that our attempts to explore new monetization models or enhance our paying user conversion will be successful.

In order to increase the number of our paying users and cultivate our users’ willingness to pay for content, we will need to address a number of challenges, including:

•
providing consistently high-quality and user-friendly experience for our online music services;
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

The online music and audio entertainment market is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, including in-car systems, we rely on our services working seamlessly with widely-used mobile operating systems like Android, iOS and Harmony OS, which are beyond our control. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected. In addition, we are incorporating AI technology across our product offerings to enhance music content distribution and promotion as well as creation and production, which requires us to stay current with industry trends and rapid technological advancements. Failure to do so could render our products obsolete and diminish their appeal, thereby impacting our business prospects negatively. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “— We require a significant amount of capital to fund our content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.

The PRC regulators regulate the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the MOFCOM, the Ministry of Culture and Tourism, the National Copyright Administration, the MIIT, the NRTA and the CAC regulate different aspects of the internet industry. In addition to complying with the laws and regulations promulgated and enforced by Chinese regulatory authorities, operators in the internet industry also need to follow Chinese regulatory authorities’ policies and guidelines. Such laws, regulations, policies and guidelines cover many aspects of the telecommunications, internet information services, copyright, internet culture, online publishing industries and online audio-video products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various regulatory approvals, licenses and permits in connection with their provision of internet information services, internet cultural services, online publishing services, online audio-video products, other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our and the VIEs’ business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if we fail to follow applicable laws, regulations, policies and guidelines, or applicable laws, regulations, policies and guidelines are tightened by any regulatory authorities, or if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may be adversely affected.

Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, operates our online music services, QQ Music, and online karaoke business, WeSing, using sub-domains of www.qq.com owned by an entity controlled by our parent, Tencent, who holds a valid Internet Content Provider License, or the ICP License. Tencent Music Shenzhen also acquired an ICP License for the domains www.tencentmusic.com and www.qqmusic.com on July 25, 2025. The domains registered on Tencent Music Shenzhen’s ICP License are separate from those used by QQ Music and WeSing, and as of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such licenses under its own name. As Tencent Music Shenzhen operates QQ Music and WeSing, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains of www.qq.com of Shenzhen Tencent Computer System Co., Ltd.,

which holds a valid AVSP for the www.qq.com domain and is controlled by our parent, Tencent. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such license. In the event Tencent Music Shenzhen is required to obtain an AVSP under its own name for operating our QQ Music and WeSing platforms, Tencent Music Shenzhen may not be eligible for an AVSP, because the current PRC laws and regulations require an applicant for the AVSP to be a wholly state-owned or state-controlled entity. Tencent Music Shenzhen currently holds an Internet Cultural Operation License, or the ICO License, for conducting commercial internet cultural activities. However, the domain names registered on such ICO License are not the domain names used by QQ Music and WeSing, which are operated by Tencent Music Shenzhen as sub-domains of www.qq.com, a domain name owned by an entity controlled by our parent, Tencent, who maintains a valid ICO License under its own name. As of the date of this annual report, Tencent Music Shenzhen has not been subject to any legal or regulatory penalties for failure to obtain such licenses under its own name.

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

In addition, Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo, Shenzhen Lanren may be required to obtain an Online Publishing Service Permit for their release of music or audio works via the internet. These entities intend to apply for an Online Publishing Service Permit when they become eligible to do so under applicable PRC laws and regulations. As of the date of this annual report, none of these entities has been subject to any legal or regulatory penalties for their failure to obtain an Online Publishing Service Permit. There is, however, no assurance that such applications will eventually be approved in a timely manner, or at all.

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

PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the internet, music entertainment and long-form audio industries, including but not limited to exclusive licensing and sublicensing arrangements. Pursuant to an article posted on National Copyright Administration’s official website, in September 2017, the National Copyright Administration held meetings with a number of music industry players, including us, where it encouraged the relevant industry players to “avoid acquiring exclusive music copyright” and indicated that they should also not engage in activities involving “collective management of music copyright.” Furthermore, the National Copyright Administration held meetings with a number of music industry players on January 6, 2022 to emphasize that relevant industry players shall not execute exclusive music copyright agreement except under certain circumstances and shall develop internal copyright management system. On July 24, 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. To comply with such decision, Tencent and we have terminated the exclusivity with upstream copyright holders subject to certain limited exceptions specified in the decision. We have consistently complied with regulatory requirements and have continuously endeavored to improve our competition compliance work. While we are pursuing non-exclusive collaborations with upstream copyright holders, there can be no assurance that all the licenses once exclusively available to us will remain available at royalty rates and on terms that are commercially reasonable or at all. In addition, the termination of exclusive copyright licensing arrangements may potentially lower the competition barriers in a way that benefits some of our competitors. Any such adverse regulatory development or enforcement in China may have a material and adverse impact on our business, financial condition and results of operations. To the extent our historical or current licensing arrangements are found objectionable by the regulatory authorities, we may be subject to legal and regulatory penalties and/or have to revisit and modify such arrangements in a way that may cause substantial costs, and our ability to offer content and our competitive advantages may be harmed. Such events may have a material and adverse impact on business, financial condition and results of operations.

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

We operate in a competitive industry. We compete for users and their time and spending primarily with other online music service providers and audio entertainment providers in China. We also face general competition from online content offerings of various forms, including long- and short-form videos, karaoke services, live streaming, radio services, literature, and games provided by other online service providers. In particular, we are facing increasing noticeable competition from offerings of other emerging content forms which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short videos.

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

Internet content providers may be held liable for content displayed on or linked to their online platforms that is subject to certain restrictions. We allow our users to upload user-generated content, such as music, videos, audio, comments, reviews and other forms of content. We also make it possible for selected professional producers to make their content available to users through our official music accounts and allow them a high level of control of the content offered through our music accounts. While we have in place internal rules and procedures to monitor user-generated content on our platform, due to the massive amount of such content, we may not be able to identify, in a timely manner or at all, the content that is illegal or inappropriate or that may otherwise be found objectionable by the PRC regulators. Additionally, we may not be able to keep our rules and procedures abreast of changes in the PRC regulators’ requirements for content display. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may result in legal and administrative liability, government sanctions, fines, loss of licenses and/or permits, or reputational harm. If the PRC regulators find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform. In the past, we have from time to time been requested by relevant regulatory authorities to remove or restrict certain content that is deemed inappropriate or sensitive. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find any content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, financial condition and results of operations may be materially and adversely affected. See also “Item 4. Information on the Company — 4.B. Business Overview — Content Monitoring.”

We are subject to risks and uncertainties associated with the evolving AI regulations, potential infringement claims and increasing costs for regulatory compliance.

We are incorporating AI into various parts of our product offerings. For instance, we have integrated the advanced capabilities of DeepSeek large language models (LLMs) to empower users and creators in song creation, creating a more tailored and inclusive experience. Moreover, in collaboration with Tencent Yuanbao, we introduced an all-in-one AI agent within QQ Music and Kugou Music that supports a wide range of intelligent functions, including enabling AI-powered song search, analyzing users’ saved music libraries, generating personalized playlists, recommending songs and providing music-related knowledge assistance. We also launched Lengjing, a one-stop AI-powered music video creation platform that supports multiple visual styles and is designed to enhance music library MV coverage and artist promotion. In addition, our proprietary large language model supports the generation of AI background images that align with the mood and artistic context of user-selected lyrics. This feature currently offers multiple visual style templates and continues to expand its range of supported styles.

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

Furthermore, there are uncertainties around the ownership and intellectual property protection of AIGC products. Using AIGC tools could also lead to potential copyright and right of personality infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools-whether because we cannot identify the rights holder or for any other reason-we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users. The regulatory and legal framework on generative AI is evolving rapidly and might not fully address every aspect of its research, development, and use. PRC government authorities have sped up creating laws for generative AI related technologies, such as algorithms and deep synthesis. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, or the Deep Synthesis Provisions, which became effective on January 10, 2023. According to the Deep Synthesis Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures on AI-Generated Content Services, or the AIGC Measures, setting compliance standards for generative AI service providers. The AIGC Measures require generative AI service providers to take responsibility for the content they produce in accordance with the law, ensure information security, respect the lawful rights and interests of others, refrain from harming others’ physical and mental health, and not infringe upon others’ portrait rights, reputation rights, honor rights, privacy rights, or personal information rights. Besides, providers of generative AI services that influence public opinion or could mobilize society shall undergo security assessments and follow procedures for registering or updating their algorithms as required by applicable regulations. Non-compliance with the AIGC Measures may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services. On September 24, 2024, the State Council issued the Regulations on Network Data Security Administration, which require network data processors offering generative artificial intelligence services to enhance the security management of training data and its processing activities, and to implement effective measures to prevent and address network data security risks. On October 28, 2025, the Standing Committee of the National People’s Congress decided to amend the PRC Cybersecurity Law, which took effect on January 1, 2026. According to the amendment of PRC Cybersecurity Law, the State shall support basic theoretical research on AI and the research and development of key technologies such as algorithms, advance the construction of infrastructure such as training data resources and computing power, improve ethical norms for AI, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of AI. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as regulatory investigations or proceedings, based on claims such as intellectual property infringement, antitrust/competition, or regulatory compliance concerning content acquisition, distribution or other activities that occurred on our music, social entertainment and long-form audio platforms. We cannot predict the outcomes of such lawsuits or regulatory actions, which may not be successful or favorable to us. Lawsuits and/or regulatory investigations against us, our shareholders, directors, officers, or employees could attract further regulatory scrutiny, generate negative publicity that damages our reputation, and disrupt the sustainability of our business, which may adversely affect our user base, relationships with content partners, and financial performance. See “- Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” In addition to the related cost, managing and defending litigation and regulatory proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or regulatory proceedings with a substantial amount of cash or be required by the relevant regulatory authorities to make substantive changes to our existing business model. As of December 31, 2025, there were 160 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB187.1 million (US$26.8 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

We and our directors and officers may be named as defendants in shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In the past, following periods of volatility in the overall market and in the market price of a particular public company’s securities, securities class action litigation has often been instituted against these companies. We and our directors and officers have been and may in the future be named as defendants in potential shareholder class action lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. We may not be able to estimate the potential loss, if any, associated with the resolution of such lawsuits. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

The PRC Cyber Security Law, which became effective in June 2017 and was amended on October 28, 2025, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the Internet or other information network. Specifically, the PRC Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

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

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which took effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information handlers are examined and evaluated regarding their compliance with laws and administrative regulations. The Compliance Audit Measures further provides, among other things, that personal information handlers that process personal information of more than 10 million individuals shall conduct at least one personal information protection compliance audit every two years.

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

As part of our growth strategy, we have continued to expand our offerings and explore new, innovative ways to attract and engage with users, such as live performances and concerts and ticketing services. Our business expansion involves numerous risks and challenges, including increased capital requirements, new competitors, reputational risks, the use of emerging and advanced technologies, legal and regulatory restrictions, and the need to develop new strategic relationships, among other things. The implementation of our expansion strategy may also require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposes us to new regulatory, legal and reputational risks, any of which may require additional expertise that we currently may not have. For example, we promote the commercialization of AI-generated content and actively offer users interactive AI features. While AI offers innovative capabilities, it also presents risks associated with technology failures, unexpected operational challenges, and the need for continuous updates and improvements to stay competitive and effective. The rapidly evolving regulatory landscape around AI technologies and digital content distribution could impose new compliance requirements or restrictions. Changes in copyright, data protection laws, and regulations governing AI could impact our operations, necessitating significant adjustments to our platform and operational practices. As users may create music using AI and distribute them through our platform, there may be complexities surrounding the ownership and copyright of AI-generated or AI-enhanced content. The ambiguity in intellectual property rights for AI-generated or AI-enhanced works could lead to legal disputes and challenges in monetizing the content. Also see “- We are subject to risks and uncertainties associated with the evolving AI regulations, potential infringement claims and increasing costs for regulatory compliance.”

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

The global macro-economic environment is facing challenges. There is considerable uncertainty over the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and their near- or long-term impacts of the Chinese and global economies. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, including the ongoing Russia-Ukraine war and the recurrent Israel-Hamas conflict, the conflicts involving Ukraine, Syria, and North Korea, as well as over the United States’ recent military operation against Iran and Venezuela and potential ones against Mexico and Greenland. The Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The subsequent economic and trade sanctions imposed by the North Atlantic Treaty Organization and the European Union countries, the United States and certain other countries against Russia and Belarus continue to impact the economic conditions of the targeted countries and markets.

In recent year, there have been ongoing concerns about the relationship and trade disputes between the United States and China. While these tensions have not directly impacted our business, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. In addition, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, effective January 2, 2025, which restricts or requires notification of certain investments by U.S. persons in Chinese entities involved in semiconductors, quantum technologies, and artificial intelligence. Although we believe we are not currently subject to these restrictions, future developments in our business or changes in law may result in such designation, which may materially and adversely affect our ability to raise capital. On February 21, 2025, the United States President Donald Trump issued a National Security Presidential Memorandum titled the America First Investment Policy (the “America First Investment Policy”) to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. More recently, in May 2025, top Republican officers in the United States have asked SEC to consider whether Chinese companies listed on the U.S. stock exchange should be delisted for failing to protect U.S. investors.

We are also subject to risk related to the broader financial markets as a result of global financial downturn. We face risks of losing deposits if banks or financial institutions close or fail due to issues such as bankruptcy, fraud, or insolvency. These failures can destabilize the financial system and harm the wider economy. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term.

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

Although the term “virtual currency” is widely used in livestreaming industry, we do not believe that the virtual currencies issued by us to users fall into the definition of virtual currency under the Online Game Virtual Currency Circular since we are not online game operator, and as advised by our PRC legal counsel, our service does not constitute virtual currency transaction services under applicable PRC regulations, as the digital tokens or credits provided are non-transferable, non-tradable, have no monetary value outside the platform, and are solely used to access or enhance in-app features—without enabling any form of exchange, redemption, or value transfer between users or to third parties. However, given the uncertainties of the interpretation and enforcement of the virtual currency related laws, regulations and policies, we cannot assure you that internet platforms, including us, will not be subject to liabilities due to the activities of third parties, including our users. As the Ministry of Culture and Tourism withdrew from overseeing virtual currency since May 2019, such uncertainty further deepened as to which authority will regulate the industry and how. On December 22, 2023, the Measures for the Administration of Online Games (Draft for Comments), or the Draft Online Games Measures, were promulgated by the National Press and Publication Administration for public comments until January 22, 2024. The Draft Online Games Measures provide for the establishment, management, and supervision of online game publishing and operating entities, as well as restrictions on overuse and high consumption of games, and protection of minors. According to the Draft Online Games Measures, the national publishing authority will be responsible for the supervision and management of online game publishing and operating activities nationwide. As of the date of this annual report, there is no schedule as to when the Draft Online Games Measures will be enacted. There are uncertainties about when it will be enacted, its final details, and how it will be interpreted and implemented, and uncertainty also remains as to what authorities will finally be responsible for the governance of online games.

We cannot assure you that the PRC regulatory authorities will not take stricter actions by expanding the applicability of the above mentioned online game-related regulations to non-online game industry, or will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies as virtual currency transactions or otherwise subject such transactions to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, or if our platform is deemed to be engaged in illegal or inappropriate activities relating to third parties’ misuse, we may be deemed to be engaging in the issuance of virtual currency and providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if new laws, regulations, policies or guidelines regarding virtual currency are introduced, imposing additional regulatory approvals, licenses, permits and requirements to us, we may be required to obtain approvals or licenses or change our current business model, which could adversely affect our business and financial performance.

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

Our users pay for our membership services, content offered on our platforms, virtual gifts and any other music and long-form audio-related services or merchandise offered by us through a variety of online payment solutions. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment network, such as delays in receiving payments from processors and/or changes in the rules or regulations concerning payment processing, our ability to provide superior user experience, including convenient payment options, may be undermined, and our revenue, operating expenses and results of operations could be adversely impacted.

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

To the extent permitted by applicable laws and regulations, we may enter into strategic transactions and acquisitions, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. For instance, on June 10, 2025, we announced a proposed acquisition of Ximalaya Inc. (“Ximalaya”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated June 10, 2025 by and among Ximalaya, certain other parties named in the agreement and us.

These transactions could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties and other potential events impeding or preventing the completion of transactions, and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third parties.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, such transactions may also require approvals, registrations and licenses from relevant regulatory authorities and compliance with any applicable laws and regulations in different jurisdictions, which could result in increased costs, delays, additional conditions or denials of such transactions. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations, and we may not be able to realize our anticipated financial benefits if we fail to integrate successfully. Acquired assets or businesses may subject us to additional operational and compliance risks and may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business, including potential litigation risks. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses arising from factors that may be out of our control, such as economic downturns, geopolitical tensions and closures of banks or other financial institutions, a portion of which will be shared by us in accordance with IFRS. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

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

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with IFRS. Under our current share incentive plan adopted in 2024, we are authorized to grant options, restricted shares, restricted share units and other types of awards as the administrator of such plan may decide. The maximum aggregate number of Class A ordinary shares that we are authorized to issue pursuant to the equity awards granted under such plan is 228,775,377. As of March 31, 2026, 33,085,726 RSUs and the options to purchase a total of 21,682,148 Class A ordinary shares have been granted and are outstanding, subject to satisfaction of certain performance criteria under such plan. In 2023, 2024 and 2025, we recorded RMB670 million, RMB596 million and RMB669 million (US$96 million), respectively, of share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, issuance of additional shares with respect to share-based awards may dilute the shareholding percentage of our existing shareholders.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2025 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

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

As of March 31 2026, Tencent beneficially owns 10.8% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, representing in the aggregate 93.6% of our total voting power (calculating using the beneficial ownership information reported in the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023). Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our Articles of Association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our Articles of Association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign investment in the value-added telecommunication services industry and internet cultural service industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), or the Negative List, published by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024 with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), whereby foreign-invested value-added telecommunications enterprises are no longer required to adopt the Sino-foreign joint venture form and the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. However, as no detailed guidance or implementation measure has been issued, uncertainty still remains as to how it should be interpreted and implemented. As advised by our PRC legal counsel, such regulatory development does not invalidate our ICP licenses or require us to modify our current contractual arrangements according to PRC laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-video programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “Item 4. Information on the Company — 4.B. Business Overview — Regulations — Regulations on Foreign Investment.”

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services (except for a few exceptions), internet audio-video program services, online publishing businesses, internet culture businesses (except for music), radio and television program production businesses and other related businesses in China. To ensure strict compliance with the PRC laws and regulations, the Group conducts such business activities through the VIEs and their respective subsidiaries in the PRC. Our wholly-owned subsidiaries in China have entered into a series of contractual arrangements with the VIEs and their shareholders or partners, as the case may be, which enable us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and hence consolidate their financial results under IFRS. See “Item 4. Information on the Company — 4.C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders or Partners” for further details.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese mainland, or its main place(s) of business are located in the Chinese mainland, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the Chinese mainland. The determination as to whether an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a PRC domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the PRC domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC, including but not limited to the issuance of stocks. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering, any other financing activities or other circumstances which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

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

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders or partners, as the case may be, as well as certain of the VIEs’ subsidiaries to operate the Group’s business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our revenues in 2023, 2024 and 2025.

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

In response to the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30%, as subsequently adjusted to 50% on January 5, 2021, of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC regulators may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

According to the Notice of the PBOC on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars as to which mechanism will be adopted by the PBOC and the SAFE in the future. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or the VIEs may be significantly limited, which may adversely affect our business, financial condition and results of operations. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

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

The Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018 and January 2024, such thresholds include: (i) the total global turnover of all undertakings participating in the transaction exceeds RMB12 billion in the preceding fiscal year and at least two of these undertakings each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the undertakings participating in the transaction exceeded RMB4 billion in the preceding fiscal year, and at least two of these undertakings each had a turnover of more than RMB800 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China was adopted and became effective on August 1, 2022, which stipulates that where a concentration of undertakings does not reach the threshold for declaration set by the State Council, but there is evidence proving that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may require the undertakings concerned to make a declaration.

In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On April 25, 2024, the SAMR promulgated the Anti-monopoly Compliance Guideline for Undertakings, also known as the Anti-monopoly Guideline. The Anti-Monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. On June 6, 2024, the State Council published the Regulation on Fair Competition Review that became effective on August 1, 2024, which has strengthened the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including fair competition review, random inspections, complaint handling, supervision, and other related processes. The SAMR has also issued the Discretionary Benchmark for Administrative Penalty for Illegal Concentration of Undertakings (for Trial Implementation) on February 19, 2025, which became effective on the same date and stipulated that for any illegal concentration of undertakings that does not have the effect of excluding or restricting competition, the maximum fine shall not exceed 5 million yuan. If the amount calculated according to certain provision hereof exceeds 5 million yuan, the amount of the fine shall be determined as 5 million yuan. For any illegal concentration of undertakings that has or may have the effect of excluding or restricting competition, the maximum fine shall not exceed 10% of the sales revenue of the previous year. The SAMR further promulgated the Implementing Measures for the Regulation on Fair Competition Review on February 28, 2025, which came into effect on April 20, 2025. The Implementing Measures further clarify the applicable review standards and the specific circumstances subject to fair competition review, and set out the procedural requirements, including the applicable time limits for review and handling. On June 27, 2025, the State Council promulgated the revised Anti-Unfair Competition Law to expand regulation of digital markets, data use and platform conduct. The revised Anti-Unfair Competition Law prohibits the improper acquisition or use of data lawfully held by other operators through deceptive or technically circumventive means, even where such data does not constitute a trade secret, and restricts the use of data, algorithms or platform rules to disrupt competitors’ online services. The scope of unfair competition is further extended to digital identifiers, misleading search practices, fabricated transactions and false reviews. It also strengthens enforcement by increasing penalties and liability for online unfair competition and obstructing investigations, increasing compliance risks for data-driven platform operators.

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

We have consistently complied with regulatory requirements and have continuously endeavored to improve our competition compliance work. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem any other past and future acquisitions or investments involving us to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for any failure to file the notification of concentration and request for review or otherwise, we or our parent could be potentially subject to fines, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations. Pursuant to the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China that came into effect on August 1, 2022, the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose on it a fine of not more than 10% of its last year’s sales revenue, if the concentration of undertakings has or may have an effect of excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. On March 10, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. Subsequently, the Provisions on the Prohibition of Monopoly Agreements were amended and promulgated on December 9, 2025, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition were amended and promulgated on December 18, 2025, both of which took effect on February 1, 2026. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. Since the above-mentioned laws and regulations are relatively new, uncertainty still remains as to the interpretation and implementation of such laws and regulations.

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

We or the VIEs may be subject to domestic and other tax obligations and we may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Since, to our knowledge, a majority of our management members are currently based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises (including the holders of the ADSs that are enterprises). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders who are individuals) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. In the ordinary course of business, there are transactions for which the ultimate tax determination is uncertain and requires judgment. From time to time, we or the VIEs are subject to review and audit by domestic and foreign tax authorities, and the prospective or retrospective application of changing tax laws, regulations, interpretations, administrative practices and principles could result in additional tax liabilities. Any such tax may reduce the returns on your investment in the Class A ordinary shares and/or ADSs.

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

As of March 31, 2026, Tencent beneficially owned 10.8% of our outstanding Class A ordinary shares and 98.5% of our outstanding Class B ordinary shares, and held in the aggregate 93.6% of our total voting power. As a result of this dual class share structure, Tencent will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. Moreover, Tencent may increase the concentration of its voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

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

On May 11, 2024, our board of directors adopted a cash dividend policy, pursuant to which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. However, our board retains full discretion over whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our board of directors decides to declare and pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flow, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Accordingly, the return to the holders of our Class A ordinary shares and/or ADSs will likely depend substantially upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which the holders of our Class A ordinary shares and/or ADSs purchased the Class A ordinary shares and/or ADSs. The holders of our Class A ordinary shares and/or ADSs may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the Class A ordinary shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. If the depositary does not receive your voting instructions by a certain deadline set out in the voting materials, the depositary shall deem you have instructed the depositary to give a discretionary proxy to a person designated by our company pursuant to our existing deposit agreement. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs and our Class A ordinary shares.

Certain proxy advisory firms have announced policies recommending votes against directors at public companies with multi-class share structures featuring unequal voting rights, which may influence index providers’ eligibility criteria for inclusion on indices such as the S&P 500. In addition, several proxy advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares and ADSs representing Class A ordinary shares in such indices and may cause proxy advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs and/or our Class A ordinary shares. Any actions or publications by proxy advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs and/or our Class A ordinary shares.

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

As a company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We have followed and intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. However, changes in U.S. securities regulations may cause us to lose our status as a foreign private issuer and the exemptions to which we are currently entitled.

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
•
the sections of the Exchange Act requiring beneficial owners of more than 10% of a public company’s securities to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

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

On June 4, 2025, the SEC issued a concept release seeking public comment on potential revisions to the definition of foreign private issuer under U.S. securities laws. The concept release considers whether the current criteria, such as the thresholds for U.S. ownership, voting control, board composition, and place of business, appropriately capture today’s global market realities. The SEC is evaluating whether updates are warranted to ensure consistent application of disclosure and reporting requirements under the Exchange Act and to address potential disparities between foreign private issuers and domestic issuers. If the SEC revises the definition of foreign private issuer and we no longer qualify as one, we would become subject to the same reporting and disclosure requirements that apply to U.S. domestic issuers. This change would increase our regulatory compliance burden, including the need to file periodic reports on U.S. domestic forms, prepare financial statements in accordance with U.S. GAAP, comply with U.S. proxy solicitation rules, and adhere to more extensive executive compensation and beneficial ownership disclosure obligations. Any such loss of foreign private issuer status could result in higher compliance costs, increased administrative complexity, and potential adverse effects on our investor relations and market perception.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, we believe it is reasonable to take the view that we were not a PFIC for our 2025 taxable year. However, we have not obtained valuations of our assets and have not received any opinion regarding the classification of our income and assets for purposes of the PFIC rules and therefore cannot provide any assurance that we were not in fact a PFIC for our 2025 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2025 taxable year, if our market capitalization declines or is volatile we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, being stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.20% of the greater of the consideration for, or the value of, shares transferred, with 0.10% payable by each of the buyer and the seller.

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

Issuance of Senior Unsecured Notes

In September 2020, we completed the public offering of US$800 million aggregate principal amount of senior unsecured notes consisting of US$300 million of 1.375% notes due 2025 and US$500 million of 2.000% notes due 2030. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are listed on the Hong Kong Stock Exchange. The notes due 2025 have been fully repaid.

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

Proposed Acquisition of Ximalaya

In June 2025, we announced our proposed acquisition of Ximalaya Inc. (“Ximalaya”) pursuant to a Merger Agreement dated June 10, 2025. Ximalaya is one of the leading online audio platforms in China. Upon closing, Ximalaya will become our wholly owned subsidiary. The closing is subject to regulatory approvals and other customary conditions. At closing, Ximalaya’s existing equity interests, including ESOP (Employee Stock Ownership Plan) interests, will be cancelled in exchange for the right to receive, without interests and subject to certain conditions and adjustments, a combination of (1) cash of US$1.26 billion, (2) our Class A ordinary shares representing up to 5.1986% of our total outstanding ordinary shares as of a specified date prior to closing, and (3)

additional Class A ordinary shares of up to 0.37% of such total share count to be issued to the founder shareholders in tranches, subject to the Merger Agreement. Ximalaya will also undertake certain business restructuring in connection with the transaction.

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

4.B. Business Overview

Who We Are

Music is a universal passion. Regardless of who we are, where we come from, we all have our favorite songs, albums or artists. Music connects us on a deeply personal level and brings people together through engaging, social, and enjoyable experiences. We are pioneering the way people enjoy online music, and over the years has grown into an integrated platform which offers a wide range of music-centric services, including social entertainment services, concerts and artist merchandise.

Our mission is to create endless possibilities with music and technology. Through technology-empowered product innovation, we remain committed to offering users more diverse and engaging music experiences and providing greater support to musicians and partners in the journey of music creation, production, and distribution.

We offer an all-in-one online entertainment experience for people to discover, listen, sing, watch, perform and socialize around music. To bring a more diversified experience to our users, we have expanded our platform to include long-form audio services and extended our offerings offline through live performance, artist merchandise and other forms of music consumption. By centering our ecosystem around content and high-quality IP, we create a seamless online-and-offline experiences that are visual, immersive, interactive, socially engaging and fun.

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

We are the largest online music entertainment platform in China in terms of MAU as of December 31, 2025.

What We Offer

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

•
Online music services, primarily our QQ Music, Kugou Music and Kuwo Music, enable users to discover, enjoy and share music in personalized ways. We provide a broad range of features for music discovery, including smart recommendations, music ranking charts, playlists, official music accounts and digital releases. We also offer comprehensive long-form audio content including audiobooks, podcasts and talk shows, as well as music-oriented video content including music videos, live performances and short videos. In addition, we offer a diversified range of music‑related services, enabling users to purchase digital albums, physical albums, and other artist‑related merchandise through our platform.
•
Social entertainment services allow our users to sing, watch and socialize on our platform. We deliver online karaoke services primarily through WeSing, which enables users to sing along from our vast library of karaoke songs and share their performances either in audio or video formats with friends. We also deliver music-centric live streaming services primarily through the “Live Streaming” tab on QQ Music, Kugou Music, Kuwo Music, WeSing, Kugou Live and Kuwo Live, providing an interactive online stage for performers and users to showcase their talent and engage with a diverse audience base. We also provide membership and advertising services within our social entertainment services.

Our Platform — A Unique Online Music Entertainment Experience

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

Besides our major apps, we also offer a range of services and initiatives designed to engage both users and content creators through diversified music formats and mediums. These efforts contribute to our broader music entertainment ecosystem, distinguishing us from our peers. For example, we offer Tencent Musician Platform, an online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience, as well as TME Live. See “— Our Content — Our Content Strategies — Cultivating Aspiring Artists” for more information about Tencent Musician Platform. We also enhance users’ music discovery journey by incorporating AI tools, such as the AI music companion, AI-generated lyrics card function, and AI-powered seamless multi-mode song transition feature, to offer a more personalized and engaging experience. These services and initiatives also support our growing network of content creators, including established and emerging artists, by improving production efficiency and expanding opportunities. By enabling users to listen, sing, watch and share music in innovative ways and in a variety of use cases, they greatly complement our major music apps and form an essential part of the all-in-one music and audio entertainment ecosystem that offers a one-stop experience to all users.

Online Music Services

We deliver our online music services primarily through QQ Music, Kugou Music and Kuwo Music, each of which has attracted a large and avid user base. We purposely built these apps to serve the different user demographics across China with music that suits their differentiated tastes and preferences. Through QQ Music, we offer a comprehensive music library and a broad range of music-oriented video content, with a focus on popular artists and leading hits for younger music lovers in metropolises in China. Kugou

Music offers a broad set of entertainment features, with a mass market focus and strong user penetration in broader geographies. Kuwo Music specializes in in-car music services, aiming to harness the potential of the growing smart vehicle sector. While maintaining complementary focuses of content curation and recommendation, QQ Music, Kugou Music and Kuwo Music are substantially integrated in terms of our comprehensive content library. We also operate JOOX, a popular music app available in Hong Kong, Thailand, Malaysia, and other markets across Southeast Asia. It offers songs in Thai, Malay, Cantonese, and other languages, focusing on providing young users across different countries with fresh, trendy, and rich music content. With its vast music library and user-friendly features, JOOX has become the go-to app for overseas music lovers. We also operate lightweight sub-brands such as Bodian Music and Kugou Concept to cater to casual listeners.

Users may use basic features on these apps, including streaming, without logging in. To purchase subscription packages and enjoy additional features, such as creating personal playlists, users need to log into QQ Music, Kugou Music and Kuwo Music, which requires a Weixin or QQ account, or a mobile phone number. We have built a multi-tiered membership, including ads membership, standard membership, and SVIP membership. Benefiting from deepened collaborations with music labels, artists and the rollout of new, high-valued benefits, the number of SVIP subscribers exceeded 20 million as of December 31, 2025. See “— How we generate revenue— Online music services — Music subscription” for more information about music subscriptions

We make users’ music journey simple and fun through discovery and personalization. These efforts, combined with our ability to provide quality online content and experiences, have continued to drive user engagement and users’ willingness to pay for our online music services. In the fourth quarter of 2025, the number of paying users for our online music services has reached 127.4 million.

•
Listening experience and beyond.
•
Advanced music player. We offer various functions to enhance user experience, such as sound quality optimization, shuffle play, day/night modes and music caching. We have also developed a variety of audio settings that fit different songs, use cases, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices. A wide selection of proprietary sound effects is at users’ option, catering to their diverse music tastes and preferences. For instance, we offer premium audio quality and various sound effect options to our SVIP members. We continuously upgrade our self-developed audio quality series, including the QQMUSIC AUDIO series and the Kugou Viper series, to deliver clearer and more immersive sound experiences. Moreover, we have introduced multiple sound effects, such as Viper External Amplification Enhancement Sound Effect which intelligently optimizes sound depth and clarity when using external speakers.
•
AI-enabled experience. Through AI technologies, we continuously enhance users’ listening experience. Our AI-powered audio effect analyzes the audio to match songs with the most suitable audio settings, ensuring an optimal audio streaming performance. In addition, our AI voice extraction feature allows users to separate original vocals and instrumental tracks with a single click, so that users can sing alongside their favorite artists or enjoy instrumental-only mode for karaoke sessions. Furthermore, our AI audition and AI performer features allow users to customize their listening experience by selecting different timbres and instrument arrangements for a song also with a single click, enabling AI‑generated variations in musical performance and allowing users to create personalized audio effects during playback.
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
•
Smart recommendations. With our algorithms that intelligently detect users’ evolving music tastes, we then recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. Utilizing deep learning and data analytics, we have increased the percentage of streams coming from these recommendations. With our growing content library, we are deepening our understanding of music and user preferences. By developing a dedicated recommendation middle platform and refining our tagging system, we continually enhance our music recommendation capabilities and improve users’ music discovery experience. For instance, our self-developed multimodal large model can deeply analyze and identify audio features, facilitating more precise recommendations of high-quality content, helping users discover their favorite songs more easily and driving overall engagement.
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
•
Promote interactions and connections between users and artists. In the second quarter of 2025, we launched bubble on QQ Music, in partnership with DearU. It is an interactive community that allows users to engage directly with artists to foster deeper, more personal connections. Through bubble, which features not only artists from multiple K‑pop labels, including SM, JYP, and CUBE, but also musicians from domestic labels, including Hu Xia, NexT1DE, and R.E.D, we continue to promote interactions and deepen connections between users and artists. We also implemented product enhancements, such as AI‑powered in‑app translation and speech-to-text capabilities, which contributed to improved user experience and user retention. In the fourth quarter of 2025, we launched Weverse DM on QQ Music, in partnership with HYBE, broadening the range of artists available and enabling fans to connect. In addition, we introduced new interactive badges associated with artists’ key milestones to enhance community participation.
•
Help users connect with those sharing common interests. We are dedicated to helping people connect with others with a shared passion for music. From enjoying the latest singles and albums from one’s favorite artists to interacting directly with well-known musicians, we foster connections not just among friends and family, but also within broader music community. For example, in the fourth quarter of 2025, we organized song-guessing campaigns featuring renowned Korean music groups NCT WISH and Super Junior, where top-ranking participants were eligible to receive rewards such as autographed posters and limited-edition badges. In addition, we launched a series of commemorative activities celebrating the 25th anniversary of Jay Chou’s debut, highlighting key milestones in his career and encouraging users to share curated content with friends to revisit his music together. These initiatives help users stay connected with their music-loving friends and share their musical discoveries. Ultimately, these connections provide us with valuable insights, enhancing our music discovery and recommendation capabilities.

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

Online Karaoke Social Community

Karaoke is a popular way of enjoying music in China, whether at a weekend party, a family event or a simple social gathering. This is what inspired us to introduce our online karaoke social community to make it easier for users to sing and have fun with friends. Our online karaoke social community is a platform for users who want a simple stage to share their love of music and singing, or a springboard to launch their careers as the stars of tomorrow.

We deliver online karaoke services primarily through WeSing, China’s leading online karaoke social community, as well as the “Sing” function on Kugou Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular. Over these years, we have continued to establish WeSing as a social entertainment platform with singing at its core. Our focus is to engage users by demonstrating the power of singing in socializing, celebrating and supporting our community in a meaningful way, and creating tools that deliver a more personalized and enjoyable singing experience. We currently require users to register with and access services and functions on WeSing using their phone numbers or Weixin or QQ accounts, as WeSing is primarily used by users to socialize with their friends on Weixin or QQ through music. Such linkage between WeSing and Weixin or QQ has in turn also enriched Tencent’s content ecosystem by providing Weixin or QQ users with convenient access to our content. As an integral part of our international expansion strategy, we have brought our quality online karaoke services to international users.

Users can sing along from our vast library of karaoke songs and share their performances, either in audio or video formats, with users connected on Weixin or QQ. Karaoke songs recorded by users significantly augment our user-generated music content library of Wesing.

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
•
Music events and talent shows. To further diversify our live streaming content offerings, we offer virtual concerts performed by professional artists as well as music events and fan meetings on our live streaming platforms to allow our users to support and interact with their favorite artists through various ways.

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

Our Content — A Comprehensive Content Ecosystem

We are dedicated to building a comprehensive content ecosystem to address evolving user needs. Our differentiated content library covers our users’ favorite content across both genres and formats. As of December 31, 2025, we have a comprehensive content library with over 300 million music and audio tracks. Beyond streaming, we always remain at the forefront in music consumption. By developing close partnerships with artists and music labels, we offer our users various popular contents along the entire music value chain, including digital and physical albums, online and offline concerts, and artist-related merchandise.

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

Over the years, we have developed long-term relationships with a broad range of music labels, including major domestic and international labels across various music genres, enabling us to better serve the diverse musical preferences of our audience. For example, we renewed contracts with Sony Music Entertainment, Warner Music Group, and Bin-music in 2025 to enhance our timeless and classic music offerings. We also extended cooperations with Emperor Entertainment Group and Rock Records, further elevating our music library with immersive Dolby Atmos sound. In terms of other music genres, we expanded our catalog with a broader selection of popular Chinese rap by partnering with Dream Music Group, which drawn growing engagement and positive feedback from our users. We are also seeing increasing popularity for Korean, English, and Japanese tracks. In this regard, we renewed contracts with top South Korean labels Starship Entertainment and YG Entertainment, maintaining our leadership in Korean content, and extended partnership with Japan’s top ACG label KADOKAWA Corporation, added thousands of tracks including popular anime theme songs, further expanding genre coverage for music lovers.

We also deepened our collaborations with music labels and artists to enrich our SVIP offerings. For example, our new multi-year contracts with Sony Music Entertainment introduced the 360 Reality Audio sound privilege for SVIP members, fostering a more immersive listening experience. SVIP users also had the opportunities to secure tickets for K-pop icon G-DRAGON and BLACKPINK’s concert tours in advance on our platform, sparking significant buzz among music fans. Another recent highlight was the appointment of Ryan Ding, Ju Jingyi, and Karry Wang as QQ Music SVIP brand ambassadors, and Liu Yuning as Kugou Music’s first-ever brand ambassador, and JC-T as our multi-platform SVIP family brand ambassador, paired with limited-edition physical and virtual gifts, boosted SVIP subscriptions.

In addition, we have collaborated with leading music charts, magazines and social media platforms worldwide to increase the exposure of Chinese artists and songs both domestically and internationally. In 2025, we further deepened our strategic collaboration with Billboard. Every play by users on TME’s platforms, including QQ Music, Kugou Music and Kuwo Music, contributes to their favorite songs’ performance on the global charts such as Billboard Global 200, promoting Chinese music to the world and bringing Chinese pop to the global stage. In December 2025, we signed business cooperation agreements with Kakao Entertainment, LINE MUSIC, and others to jointly launch the “K‑pop Artist Chart.” The new chart, to be introduced on Melon, will reflect objectively user activity and platform data from participating music services and is scheduled to officially launch in the first half of 2026.

Enhance In-House Original Content Development Capabilities

We continue to invest in original content production to meet user demands for diverse forms of music entertainment. We have established a comprehensive set of original content production capabilities that utilize both internal and external resources, our advanced technology and deep understanding of music to create compelling, diverse music offerings. Furthermore, we have also offered various promotional tools to help artists effectively reach their target audiences and climb the popularity charts. For example, in 2025, we partnered with CCTV News to produce To Time for Zhou Shen, which ranked No. 1 on the Kugou Mainland Chart and No. 4 on the QQ Music Mainland Chart. Our Mid-Autumn-themed hit Year After Year, performed by Xiao Zhan, charted in 17 countries and regions and generated over 100 million social media views in a single day.

We have also been working closely with industry participants, artists and other partners to create and produce more differentiated content and to co-produce chart-topping songs across gaming, film, literature and comic categories. For instance, we developed the theme song for the acclaimed film THE LYCHEE ROAD with Chen Chusheng, which topped multiple music charts, and garnered extensive praise from national media. Our capability to craft hit OSTs also continues to strengthen. In the fourth quarter, we produced a bespoke 14-track OST suite for Tencent Video’s hit drama Shine on Me, which topped multiple music charts during the drama’s broadcast.

Furthermore, we are leveraging our one-stop AI music production platform to support the music creation process. With features such as track refinement and AI-generated vocal demos, we help creators to accelerate production and enable them to produce hits that resonate across diverse listener preferences, significantly enriching our content offerings. Our commitment to original content development has translated into high-quality self-produced and co-produced content that resonates with music enthusiasts.

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

Tencent Musician Platform is our online service for selected aspiring musicians to showcase their talent, passion and original works for the broadest possible audience. By leveraging the platform, we are dedicated to nurturing indie artists by equipping them with a broad range of resources. This includes everything from song production, global promotion, artist development, incentive programs, performance opportunities, copyright guidance, to career training, enabling them to maximize their potential, engage with fans, and monetize their creations. By the end of 2025, we have facilitated over 1,500 offline performance opportunities for nearly 1,000 artists and groups in total from Tencent Musician Platform, featuring our proprietary IPs CITY LIVE and BUFF LIVE with great success.

Cultivating original works and enriching the indie musician ecosystem through our Tencent Musician Platform also leads to our content differentiation. We have successfully supported original songs across various genres, created by indie artists. Some of these songs have achieved significant reach and recognition, resonating with diverse audiences and contributing to the thriving music ecosystem on our platform. For example, after we promoted Xiang Sisi’s single Why Not Wait for the Wind on short-video platforms, it quickly went viral—sparking a wave of user-generated content on social media and surpassing 20 million streams on our platform.

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

Explore Innovative Content Forms

We constantly innovate brand new forms of content that our users love. As interest in live events surges, we are also expanding our footprint in offline performances. We use TME Live to create new music scenarios, allowing us to capitalize on rising opportunities from live music performance through multi-faceted formats. In 2025, we successfully staged several large-scale international concerts and events, extending our reach beyond borders to tap into international market opportunities. Notably, we expanded our proprietary concert IP portfolio with the launch of the TMElive International Music Awards (TIMA), celebrating international artists’ achievements and enhancing our industry influence. The inaugural TIMA showcased 22 acclaimed artists and groups from China and a number of Asian countries — including acts by BILLKIN, PP KRIT, aespa and SMTR25, garnering over 20,000 attendees over two days. Meanwhile, our annual flagship Tencent Music Entertainment Awards (TMEA) 2025 attracted 35 artists and groups, drawing over 10,000 attendees and achieving remarkable online engagement. Besides our proprietary flagship IPs, we also successfully hosted leading Korean artist G-DRAGON’s first major tour since 2017, G-DRAGON 2025 WORLD TOUR [Übermensch], across eight cities and attracting over 260,000 attendees, achieving robust ticket sales, demonstrating our strength in delivering world-class entertainment experiences. We also successfully hosted concerts for many high-profile artists, such as Will Pan and Jane Zhang.

These remarkable events have garnered us brand recognition both at home and abroad, laying a solid foundation for us to continue growing at scale. As we further build out our performance pipeline, we are confident that there will be more exciting opportunities to deliver large-scale and immersive live music experiences for our users.

In addition to offline experiences, we also expanded our artist-related merchandise offerings to spark new waves of music consumption and deepen fan engagement. By collaborating with artists, we offered customized artist-related merchandise and collectibles alongside physical and digital releases, thereby enhancing the overall fan experience and supporting diversified monetization of music IPs. For example, we collaborated with Ed Sheeran to produce a KIT album for his new release Play, marking our first partnership with a top-tier Western artist in this hybrid music format. We also offered collectibles alongside physical releases to boost engagement and sales, from Esther Yu’s deluxe album Spicy Honey to tour-inspired items like Lay Zhang’s “GRANDLINE·BOUNDLESS” Tour Special Commemorative Gift Box and LUHAN’s SEASON4 ASIA TOUR Commemorative Album. Other highlights included the 10-day head-start presale of Beyond Utopia by Teens in Times, which rose to No. 1 on the 2025 physical album bestseller chart. We also collaborated with G-DRAGON to presell official light sticks and other products in mainland China. For fans who purchased his digital albums, we offered the privilege to buy China-limited special edition merchandise which achieved an impressive sales performance.

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
•
MCSC. We entered into two agreements with MCSC in April and November 2025, respectively, with the agreement in November serving as a further supplement and clarification to the agreement in April. These agreements are intended to secure the copyright with respect to musical compositions and lyrics underlying our music content that are not already covered by our existing licensing agreements with music labels and music copyright owners. Under these agreements, we are granted the right to distribute through the internet the musical compositions and lyrics managed by the MCSC. In return, we pay MCSC a license fee that equals to a specified advance payment plus a percentage of revenues generated from the licensed music content (net of certain costs). The MCSC has also agreed that, in the event of any copyright dispute or claims involving music content covered by this agreement, including those that occurred since the expiry of our previous framework agreement with MCSC, they will be responsible for negotiating with, or compensating, the third-party right owners.

Collaborations with Tencent Ecosystem

We are committed to capitalizing on the synergies with Tencent and continuously enriching our collaborations with the broader Tencent ecosystem to deliver novel music entertainment experience and content. In 2025, we strategically utilized our extensive resource advantage in games, TV, film IPs and artists to elevate production, promotion and success of our self-produced content.

We have integrated Tencent Yuanbao, a versatile AI assistant capable of deep thinking, into our platforms. The Yuanbao app supports in-app playback of our music content, thereby expanding the reach of our content offerings to a broader audience. At the same time, Yuanbao has also been embedded into QQ Music, enabling users to interact with Yuanbao directly within comment sections for questions and discussions. This integration enhances user participation and activity and provides us with additional insights into user preferences and demand, thereby improving content distribution efficiency. In addition, Yuanbao has been integrated into QQ Music as an intelligent assistant across the music content consumption lifecycle, enabling users to complete cross‑functional, multi‑step tasks through simple voice commands. For example, based on user preferences, the Yuanbao AI assistant can facilitate music discovery and provide direct access to digital album purchases and artist‑related merchandise, supporting more efficient content monetization and conversion.

We continued to expand our collaboration with Weixin to explore new avenues to distribute music content, aiming to bring a superior music experience to massive Weixin users. We added a music listening function on Weixin, giving Weixin users access to our vast and growing content library. This initiative broadens our audience reach while also increasing exposure to talented musicians. We are also working with Weixin Video Accounts to co-build an independent musician ecosystem that supports and promotes these aspiring musicians’ career growth. We also offer a song recognition feature in Weixin Video Accounts that can automatically identify the background music of videos from Weixin Video Accounts, direct users to QQ Music to listen, and allow users to set such music as their Weixin ringtone or use in their own videos. In addition, we deepened our collaboration with Weixin Channels to jointly promote and distribute music contents. Leveraging this partnership, the song “Chan Fu” achieved a peak daily play count of over 6 million, effectively amplifying the promotion and discovery of hit songs across the Tencent ecosystem.

We continue to partner with Tencent Games, Tencent Video and other constituents of the Tencent ecosystem in our content creation and offerings. For example, we partnered with Tencent Games to co-produce the Honor of Kings 10th-anniversary theme song, Atlas of Tomorrow, performed by JJ Lin. The success of the song garnered over 600 million social media mentions within two weeks of its release, standing out as one of the year’s most impactful game soundtracks. Another example is that we invited popular artists Liu Yuning and Zhou Shen to perform the original soundtracks for Tencent Video’s blockbuster TV series “THE LYCHEE ROAD”, further strengthening the integration between music and video platforms.

How We Generate Revenues

We generate revenues primarily from (i) online music services and (ii) social entertainment services and others.

Online Music Services

Our revenues generated from online music services were RMB17,325 million, RMB21,742 million and RMB26,726 million (US$3,822 million), accounting for 62.4%, 76.6% and 81.2% of our revenues in 2023, 2024 and 2025, respectively.

Music Subscription

We offer users subscription packages across music platforms, including QQ Music, Kugou Music and Kuwo Music, to access our content. Subscription packages are available at different prices to provide users with different combinations of features and privileges. We have built a multi-tiered membership, including ads membership, standard membership, and SVIP membership. Users subscribing to ads membership may enjoy certain benefits of the standard subscription package by watching certain number of advertisement videos per day while paying a lower monthly fee. Users subscribing for our standard subscription package are offered a fixed number of downloads per month of our music content offerings and access to certain pay-for-streaming content. In addition to the basic benefits included in the standard subscription package, users subscribing for our SVIP packages are offered various additional features and privileges, such as personalized app themes and avatar designs, Starlight cards, DTS sound effects, higher sound quality including QQMUSIC AUDIO series or Kugou Viper Series, as well as the Vocal Switch feature that allows users to easily switch between vocal-only playback and pure instrumental accompaniment and dedicated artist-fan interaction events. We expect to introduce additional benefits and more subscription packages in the future, providing users with more exclusive privileges and features, which will help to improve user engagement, increase conversion to paying users, and enhance user retention on our platform.

Advertising Services

We offer various advertising services to advertisers across our platforms, and continuously optimize our advertising service portfolio. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps, industry standard banner ads of various sizes and placements on the interfaces of our platform. Additionally, we offer an ad-supported mode that enables users to consume different types of advertisements in exchange for various benefits. This includes accessing select music content that for free, which would typically require payment, as well as receiving rewards by engaging with advertisements. In addition, we provide sponsorship advertisement for various types of brand advertisers, to provide them with a broad and diverse target audience.

Other music services

We offer users subscription packages to access our long-form audio content. Paying users on our platform are granted unlimited access to certain popular and carefully curated audio content during the subscription period. We also offer our paying users a variety of other privileges and benefits, including priority access to certain audio content and discounts on audiobooks.

We also offer IP-related and other services including offline performances, artist management services, sales of digital albums, sales of customized artist-related merchandise, and content licensing, to complement our subscription offerings. These services enable us to unlock greater value from music IPs by addressing a larger market with richer content experiences.

Social Entertainment Services and Others

Our revenues generated from social entertainment services and others were RMB10,427 million, RMB6,659 million and RMB6,176 million (US$883 million), accounting for 37.6%, 23.4% and 18.8% of our revenues in 2023, 2024 and 2025, respectively.

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

Branding, Marketing and Sales

The focus of our marketing efforts is to further strengthen our brands, including QQ Music, Kugou Music, Kuwo Music, WeSing, and Lazy Audio, and to expand our music entertainment ecosystem to connect more users, artists and content providers. Our marketing expenditures are primarily allocated to content promotion and user acquisition initiatives. We aim to deliver best-in-class music entertainment content and services in order to generate strong word-of-mouth referrals and enhance our brand recognition.

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

•
User-experience enhancements. We offer a wide selection of better sound quality and variety of sound effects to enhance our users’ listening experience. Our award-winning proprietary audio setting, Kugou Viper 3D, as well as QQMUSIC AUDIO and WeSing Super Voice audio settings, not only bring superior sound quality and a best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sound effects. In 2025, we launched multiple co-branded DTS sound effects and continued to optimize our audio quality offerings through the introduction of Viper Ultra Sound 2.0 and Viper HiFi sound quality, demonstrating our investment in the enhancement of audio quality and sound effect technologies. In addition, QQ Music has introduced TME CONNECT, a wireless high‑fidelity audio transmission technology that leverages the high bandwidth of Wi‑Fi to overcome bitrate limitations associated with Bluetooth transmission. This technology enables, for the first time in China, master‑quality, lossless wireless audio transmission on an online music streaming platform, supporting high‑quality authentic audio experience. These enhancements were made with the goal of optimizing sound clarity and expressiveness and continue to set a new standard for high-quality music streaming. In addition, we provide various special visual effects and camera filters to users recording videos on our platform. Kugou Music also pioneered VIPER HiFi sound quality and One-Click Audio Enhancement 2.0. By delivering superior audio fidelity and louder speaker volumes, we let users easily transform their smartphones into portable speakers. Furthermore, we have introduced the Automix intelligent song transition feature and the upgraded One‑Tap DJ 2.0, adding four distinctive styles including Vietnamese percussion, pairing with a dedicated player to create an immersive listening experience. We also launched a dedicated audio effect for AirPods, enabling users to enjoy the advanced audio performance of the newer models without upgrading devices. In addition, we have developed microphone‑free karaoke technology and applied it in multiple vehicle models, enabling users to sing karaoke freely inside the car without the need to hold a microphone. We also launched audio visualization features to enhance immersive audiovisual experiences, including a music cockpit that dynamically adjusts playback based on vehicle data and integrates with in‑cabin hardware, as well as lyric effects and intelligent lighting to further elevate music enjoyment.

We are also using AI technology to continuously enhance users’ listening experience. Our AI-powered audio effect analyzes the audio to match songs with the most suitable audio settings to create an optimal audio streaming performance. Additionally, our AI voice extraction feature allows users to separate original vocals and instrumental tracks with a single click so that they can sing alongside their favorite artists or enjoy instrumental-only mode for karaoke sessions. We also upgraded voice extraction technologies with the industry-first AI Chorus function. Users can now plug in a live concert sing-along experience anytime and anywhere, without the usual fuss. In addition, we introduced AI‑powered multi‑channel audio effects based on multi‑track processing and voice tracking, delivering 5.1 surround sound through spatial mixing. The solution supports TV and in‑vehicle platforms and allows users to customize track positioning and preset modes.

•
Innovative use cases of cutting-edge technologies. As we expand use cases resulted in broader audience reach, we remain focused on harnessing AI to empower music creation and elevate user experiences. Our voice synthesis technology, such as Lingyin Engine, combines AI capabilities with user-generated content, which allows users to perform songs in multiple languages using AI and create tracks with distinctive vocal tones. Additionally, our AI technology enables users to sing duets with their favorite celebrities. Our voice synthesis technology can also interpret songs using warm Mandarin and Cantonese voices, helping users better understand the music while providing a sense of companionship. Furthermore, in collaboration with Tencent Yuanbao, we introduced an all-in-one AI agent within QQ Music and Kugou Music that supports a wide range of intelligent functions, including enabling AI-powered song search, analyzing users’ saved music libraries, generating personalized playlists, recommending songs and providing music-related knowledge assistance. Powered by Yuanbao, QQ Music’s AI Agent has evolved into a system-level hub, allowing users to handle complex, multi-step tasks using natural-language commands. For example, beyond music discovery, the AI agent provides direct access to digital albums and merchandise purchase, creating a seamless “intent-to-action” experience that drives conversion. We also launched Lengjing, a one-stop AI-powered music video creation platform that supports multiple visual styles and is designed to enhance music library MV coverage and artist promotion. By optimizing content recognition and improving rhythm alignment and beat synchronization, Lengjing significantly enhanced the visual impact of AI-generated music videos. We leverage our muse multimodal AI technology framework to support two primary applications. The first application integrates an AI‑powered digital avatar within the music player to enable real‑time conversational interaction, song interpretation, and interactive dance features, enhancing user engagement during music playback. The second application, implemented through a landscape‑mode player, utilizes AI‑driven animated lyrics, large‑format album artwork display, and synchronized visual effects to deliver an immersive audiovisual experience, transforming compatible devices into a record‑player‑like interface and enhancing the overall music listening experience.

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

We take various measures to ensure content offered on our platform does not infringe upon copyrights of third parties. Once it is licensed, we closely monitor copyrighted content on our platform for compliance with the scope of the licenses and therefore to attempt to detect and remediate infringement of third-party copyrights on our platform in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors. For example, we typically require the licensors to represent in the licensing agreement that they have the legitimate right to license the content and require them to indemnify for losses arising from any claims of infringement or violation of laws and regulations. With respect to user-generated content, we also rely on the safe harbor provision for online storage service providers under PRC copyright laws and regulations, and we have adopted measures intended to minimize the likelihood that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights; (ii) restricting users on our blacklists from uploading or distributing content; (iii) using best reasonable efforts to seek licenses from the relevant copyright owners once they are identified and verified and adopting contractual protections for works licensed from labels and other copyright owners; and (iv) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content. According to the PRC Legal counsel, to the extent that these measures, especially the “notice and take-down” procedures, are fully and properly implemented in compliance with all applicable laws and regulations and provided that we do not actively participate in infringing activities, our failure to obtain complete copyright licenses for user-generated content would not, in itself, constitute a violation of current PRC copyright law.

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

Other Intellectual Property

In addition to copyrights of our content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the Group’s intellectual property rights. As of December 31, 2025, the Group had applied for 5,530 patents, among which 3,513 patents have been granted by the China National Intellectual Property Administration and overseas. One of the Group’s patents has been recognized with the Nineteenth China Patent Award, one of the Group’s patents has been recognized with the Twenty-second China Design Award, two of the Group’s patents have been recognized with the twenty-third China Patent Awards, two of the Group’s patents have been recognized with the twenty-fourth China Patent Awards, and one of the Group’s patents has been recognized with the twenty-fifth China Patent Award, by the China National Intellectual Property Administration. In addition, one of the Group’s patents was granted the Eighth Guangdong Patent Silver Award, one of the Group’s patents was granted the Ninth Guangdong Patent Award, by the People’s Government of Guangdong Province. Two of the Group’s patents were awarded the Silver Prize and the Transformation and Application Prize, respectively, in the Seventh Guangdong-Hong Kong-Macao Greater Bay Area High-Value Intellectual Property Portfolio Competition, jointly organized by the intellectual property authorities of Guangdong, Hong Kong, and Macao. Three of the Group’s patents also received the Shenzhen Science and Technology Patent Award from the Shenzhen Municipal People’s Government in 2020, 2021 and 2023. As of December 31, 2025, the Group had applied for 6,544 trademarks, among which 4,570 had been registered with the Trademark Office of the China National Intellectual Property Administration and overseas. The Group had also registered 741 software copyrights with the Copyright Protection Center of the PRC. The Group’s “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court. The Group’s “酷我音乐” (Kuwo Music) trademark has been recognized as a well-known trademark by the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce.

Despite the Group’s efforts to protect itself from infringement or misappropriation of its intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use the Group’s intellectual property in violation of the Group’s rights. If the Group fails to protect or defend its intellectual property rights against infringement or misappropriation on a timely basis, the Group’s business could be harmed. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Failure to protect our intellectual property could substantially harm our business, operating results and financial condition.”

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

Insurance

To address risks related to our operations, we maintain insurance coverage that we believe is appropriate for our business, including public liability insurance, key-man life insurance and workplace insurance. We consider our insurance to be sufficient for our business operations.

Environmental, Social and Governance

We implement the Environmental, Social and Governance (“ESG”) principle by proactively managing identified risks and integrating sustainable value creation into our operations and product development. ESG is a core element of our growth philosophy and supports our ability to create long-term value for shareholders while embracing diversity and serving broader public interests. We strengthen ESG governance by considering ESG factors in strategic planning, conducting regular materiality assessments, developing and reviewing ESG policies, and monitoring ESG performance. Our Investor Relations Department is responsible for coordinating ESG-related information disclosure and reports to management and the Board of Directors as appropriate. An ESG working group comprising business leaders and representatives from various functional departments supports the implementation of ESG initiatives. Guided by this governance framework, we continue to integrate ESG considerations into our products, services, and community initiatives.

We are committed to addressing the diverse needs of different user groups throughout the product experience. We embed measures to minor protection, accessibility design standards, and user well-being initiatives across the product lifecycle—from design and development to content creation and platform governance—to ensure users can access music services safely and seamlessly. For example, QQ Music introduced a Hearing Protection Mode for children, leveraging AI and user insights to optimize audio output, creating a more comfortable listening experience while preserving the richness of music and audio content. Meanwhile, WeSing upgraded its large-font mode to better serve a broader range of users, with adoption exceeding 50%. Beyond these features, we continue to build a therapeutic music ecosystem that supports sleep improvement, mood regulation, and stress relief through curated content, partnerships with professional organizations, and the integration of platform features and audio technologies.

Beyond product and platform development, we aim to build a sustainable community with our employees, users, artists, and business partners, and strive for long-term environmental sustainability through various initiatives. In April 2025, we launched the music care initiative for autism for the ninth consecutive year. The “The Shape of Music” music care initiative integrated the power of music, painting, and public welfare to call on the whole society to pay attention to autism and care for the autistic community. The initiative's charity promotional song, “Nemophilist,” is performed by Sir Deer. Furthermore, we teamed up with the Chen Yidan Foundation to establish Music Garden Space in 2018, aiming at providing a range of music education to children of ethnic minorities and from remote regions while also offering music training to local teachers in these regions. During the 2025 “Music Garden Space” summer camp themed “Natural Melodies, Children’s Voices from the Mountains and Fields”, we conducted a variety of music and art education activities from August 25th to 28th in Xinbeichuan, Sichuan. We brought together artist volunteers and employee volunteers to teach children in remote mountainous areas basic musical instruments classes, music appreciation and performance classes, alongside other classes, so that these children could get a more diversified and comprehensive music and art education.

As of the date of this annual report, we have published a standalone ESG report for three consecutive years. The report presents the Company’s ESG progress across corporate governance, product responsibility, employee matters, environmental management, and community engagement, providing an overview of our overall ESG performance. For more information, please refer to our 2025 ESG Report, released in 2026.

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

	Guangzhou Kugou	March 3, 2031

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

	Guangzhou Kugou	June 21, 2028
ICO License	Guangzhou Kugou	May 28, 2028
License for Production and Operation of Radio and TV Programs	Guangzhou Kugou	October 21, 2026
Commercial Performance License	Guangzhou Kugou	September 30, 2026
Publication Business Permit	Guangzhou Kugou	April 30, 2030
AVSP	Guangzhou Kugou	20 February, 2028

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), excluding information search and inquiry services and instant information interaction services)

	Beijing Kuwo	January 29, 2031
AVSP	Beijing Kuwo	January 29, 2028
ICO License	Beijing Kuwo	June 27, 2027
License for Production and Operation of Radio and TV Programs	Beijing Kuwo	September 8, 2027
Commercial Performance License	Beijing Kuwo	December 25, 2026
Publication Business Permit	Beijing Kuwo	January 20, 2031
ICO License	Tencent Music Shenzhen	July 16, 2027
Value-Added Telecommunication Business Operation License (business type: online data processing and transaction processing services (business e-commerce only), excluding internet financial	Tencent Music Shenzhen	July 25, 2030

License/Permit	Holder	Expiration Date

services categorized as online lending information intermediaries; information services (internet information services only), including culture, excluding information search and inquiry services and instant information interaction services)

Commercial Performance License	Tencent Music Shenzhen	October 9, 2027
Publication Business Permit	Tencent Music Shenzhen	May 31, 2026

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), including culture and publishing, excluding information search and inquiry services, and instant information interaction services)

	Shenzhen Lanren	September 17, 2029
ICO License	Shenzhen Lanren	September 5, 2026
License for Production and Operation of Radio and TV Programs	Shenzhen Lanren	August 26, 2027
Publication Business Permit	Shenzhen Lanren	May 31, 2026
Commercial Performance License	Shiyinlian	November 16, 2027

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

In December 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to such measures, the NDRC establishes a working mechanism office, or the Working Mechanism Office, in charge of the security review of foreign investment, which is led by the NDRC and the MOFCOM. Such measures also define foreign investment as direct or indirect investment by foreign investors in the PRC, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with other investors; (ii) acquiring equity or asset of onshore enterprises by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of the invested companies, shall be filed with the Working Mechanism Office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in such measures. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security.

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

The Group engages in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, each of Tencent Music Shenzhen, Shenzhen Lanren, Guangzhou Kugou and Beijing Kuwo holds a valid ICP License. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting such approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), foreign-invested value-added telecommunications enterprises are no longer required to adopt the Sino-foreign joint venture form, the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses and the review by the MOFCOM was deleted. However, as no detailed guidance or implementation measure has been issued, uncertainty still remains as to how it should be interpreted and implemented.

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

On July 20, 2015, the State Administration of Press, Publication, Radio, Film and Television (the SAPPRFT, currently known as the NRTA) issued the Circular on Relevant Issues Concerning the Review of Additional Items for Mobile Internet Audio-Video Program Services, or the Mobile Audio-Video Program Circular. The Mobile Audio-Video Program Circular provides that the mobile internet audio-video program services shall be deemed a type of internet audio-video program services. Entities approved to provide mobile internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services, but the types of the programs operated by such entities shall be within the permitted scope as provided in their AVSPs and the said mobile applications shall be filed with the SAPPRFT. On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing services regarding audio and video information production, uploading and transmission to the public via internet platforms such as websites and applications. Entities providing internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers etc.

As of the date of this annual report, each of Beijing Kuwo and Guangzhou Kugou hold a valid AVSP and Tencent Music Shenzhen and Shenzhen Lanren may be required to obtain an AVSP. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — China’s internet, music entertainment and long-form audio industries are extensively regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.”

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

Regulations on Production and Operation of Radio and Television Programs

On July 19, 2004, the SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 28, 2015, October 29, 2020, and June 3, 2025, respectively. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SARFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses.

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

On May 31, 2016, the SAPPRFT and the MOFCOM jointly promulgated the Provisions for the Administration of the Publication Market, or Provisions for Publication, which became effective on June 1, 2016. According to the Provisions for Publication, any entity or individual that intends to engage in wholesale or retail of publications shall obtain a publication business permit. The Administrative Regulations on Publishing (2024 Revised), which was promulgated by the State Council and became effective on December 6, 2024, specifies that entities and individually owned businesses engaging in retail of publications shall obtain a publication business permit.

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

Regulations on Virtual Currency

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture, the MII and the GAPP jointly issued the Circular Regarding regulation of Online Game Operating order and Ban on Gambling Through Online Gaming which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

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

We issue different virtual currencies and prepaid tokens to users on our platform for them to purchase various virtual gifts to be used in live streaming or online game platforms; however, we believe that our service does not constitute virtual currency trading services because we are not online game operator, our users may not transfer or trade virtual currency among themselves, and those virtual currencies and prepaid tokens issued by us have no monetary value outside the platform, and are solely used to access or enhance in-app features—without enabling any form of exchange, redemption, or value transfer between users or to third parties.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017 and was amended on October 28, 2025. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations.

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

Regulations on Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of content, and purposes. In addition, internet information service providers shall properly keep the personal information of users. If the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any actual or potential material leak to the telecommunications regulatory authority.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017 and was amended on October 28, 2025. Pursuant to the Cybersecurity Law, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information handler to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.

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

On February 12, 2025, the CAC promulgated the Administrative Measures for the Compliance Audit of Personal Information Protection, which came into effective on May 1, 2025, provides that any personal information handler handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. In addition, for a personal information handler who falls under any of the following circumstances, the CAC and other authorities performing responsibilities of personal information protection may require the personal information handler to entrust a specialized agency with the compliance audit of its personal information handling activities: (1) Where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (2) Where its personal information handling activities may infringe upon the rights and interests of many people; or (3) Where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people.

On October 16, 2023, the State Council promulgated the Regulation on Protection of Minors in Cyberspace, which came into effect on January 1, 2024. The Regulation on Protection of Minors in Cyberspace provides that personal information handlers shall strictly abide by the provisions of the CAC and relevant authorities on the scope of necessary personal information for cyber products and services, and shall not compel minors or their guardians to consent to non-necessary personal information processing, nor shall they refuse minors to use their basic functional services because the minors or their guardians do not agree to handle non-necessary personal information of minors or withdraw their consent and a personal information handler shall conduct by itself or entrust a specialized agency to conduct audit of its compliance with laws and administrative regulations in the processing of the personal information of minors every year, and report the audit information to the CAC and other authorities in a timely manner. On December 29, 2025, the CAC issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, provides that personal information handlers that process the personal information of minors shall, by the end of January each year, submit the compliance audit results for the protection of personal information of minors for the previous year.

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

On October 28, 2025, the Standing Committee of the National People’s Congress decided to amend the PRC Cybersecurity Law, which took effect on January 1, 2026. According to the amendment of PRC Cybersecurity Law, the State shall support basic theoretical research on AI and the research and development of key technologies such as algorithms, advance the construction of infrastructure such as training data resources and computing power, improve ethical norms for AI, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of AI.

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

On April 23, 2025, the Supreme People’s Court and the Supreme People’s Procuratorate promulgated the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving IPR Infringement, which took effect on April 26, 2025, providing further clarification on the elements and sentencing standards of crimes related to copyrights.

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

On April 23, 2025, the Supreme People’s Court and the Supreme People’s Procuratorate promulgated the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving IPR Infringement, which took effect on April 26, 2025, providing further clarification on the elements and sentencing standards of crimes related to trademarks.

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

On April 23, 2025, the Supreme People’s Court and the Supreme People’s Procuratorate promulgated the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving IPR Infringement, which took effect on April 26, 2025, providing further clarification on the elements and sentencing standards of crimes related to patents.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018; and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was amended on April 23, 2019 and December 6, 2024, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries or regions but whose actual management institutions are in the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries or regions and whose actual management institutions are outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a qualified high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Beijing Kuwo, Yeelion Online and TME Tech Shenzhen have been recognized as HNTE by relevant government authorities and were therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), a subsidiary of the Group, was recognized as HNTE by relevant government authorities and was therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2023. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was recognized as HNTE by relevant government authorities for the first time in December 2022 and was therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. It was recognized for the second time as HNTE by relevant government authorities in December 2025 and will therefore qualify for a preferential tax rate of 15% for the years ended December 31, 2025, 2026 and 2027.

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

In December 2021, the Organization for Economic Co-operation and Development published Pillar Two model rules, enabling jurisdictions to enact domestic tax laws to implement a globally agreed common approach. These rules apply to multinational groups with annual revenue of EUR750 million or more in at least two of the four fiscal years preceding the tested fiscal year, potentially including Tencent, the Group’s ultimate holding company. As a partially owned parent entity of Tencent, the Group may be subject to a top-up tax on profits in jurisdictions where the effective tax rate falls below a minimum of 15% according to the Pillar Two model rules. As of December 31, 2025, the Group mainly operates in Chinese Mainland and Hong Kong. Pillar Two legislation has been effective in Hong Kong since January 1, 2025 and the current tax exposure for the year ended December 31, 2025 is immaterial. While Pillar Two legislation is not yet enacted or substantively enacted in Chinese Mainland as at December 31, 2025, it is estimated that the Group’s income tax would not be materially different had such legislation been in effect for the year ended December 31, 2025. The Group will continue assessing the Pillar Two tax exposure and the impacts on its consolidated financial statements accordingly. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which became effective on January 1, 2026 and replaced the Provisional Regulations on Value-added Tax. The VAT Law provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

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

On September 12, 2025, the SAFE promulgated the Notice on Matters Concerning the Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, which took effect on the same date. The Notice further streamlines foreign exchange administration under the capital account by cancelling certain registration requirements for foreign direct investment and domestic reinvestment by foreign-invested enterprises, allowing preliminary expenses and domestic reinvestment funds to be remitted directly through banks without prior or change registration. It also permits foreign exchange profits derived from direct foreign investment to be reinvested in China and transferred directly into relevant capital accounts. In addition, the

Notice expands cross-border financing facilitation by increasing foreign debt quotas for eligible technology-oriented enterprises and simplifies related registration procedures, including the removal of the requirement to submit audited financial statements at the contract registration stage for enterprises participating in cross-border financing facilitation business.

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

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with the SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the Notice No. 9 Foreign Debt Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars as to which mechanism will be adopted by the PBOC and the SAFE in the future, and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

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

On March 10, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, namely the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, all of which took effect from April 15, 2023. Subsequently, the Provisions on the Prohibition of Monopoly Agreements were amended and promulgated on December 9, 2025, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition were amended and promulgated on December 18, 2025, both of which became effective on February 1, 2026. These regulations have, among other things, elaborated the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Review Measures of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborate the implementation rules regarding the suspension of review. According to the Review Measures of Concentration of Undertakings, where a concentration of undertakings does not meet the threshold for declaration, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the SAMR may order the operators to file the concentration of undertakings. On April 25, 2024, the SAMR promulgated the Anti-monopoly Compliance Guideline for Undertakings, also known as the Anti-monopoly Guideline. The Anti-Monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. On June 6, 2024, the State Council promulgated the Regulation on Fair Competition Review, which has strengthened the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including fair competition review, random inspections, complaint handling, supervision, and other related processes. The SAMR has also issued the Discretionary Benchmark for Administrative Penalty for Illegal Concentration of Undertakings (for Trial Implementation) on February 19, 2025, which became effective on the same date and stipulated that for any illegal concentration of undertakings that does not have the effect of excluding or restricting competition, the maximum fine shall not exceed 5 million yuan. If the amount calculated according to certain provision hereof exceeds 5 million yuan, the amount of the fine shall be determined as 5 million yuan. For any illegal concentration of undertakings that has or may have the effect of excluding or restricting competition, the maximum fine shall not exceed 10% of the sales revenue of the previous year. The SAMR further promulgated the Implementing Measures for the Regulation on Fair Competition Review on February 28, 2025, which came into effect on April 20, 2025. The Implementing Measures further clarify the applicable review standards and the specific circumstances subject to fair competition review, and set out the procedural requirements, including the applicable time limits for review and handling. On June 27, 2025, the State Council promulgated the revised Anti-Unfair Competition Law to expand regulation of digital markets, data use and platform conduct. The revised Anti-Unfair Competition Law prohibits the improper acquisition or use of data lawfully held by other operators through deceptive or technically circumventive means, even where such data does not constitute a trade secret, and restricts the use of data, algorithms or platform rules to disrupt competitors’ online services. The scope of unfair competition is further extended to digital identifiers, misleading search practices, fabricated transactions and false reviews. It also strengthens enforcement by increasing penalties and liability for online unfair competition and obstructing investigations, increasing compliance risks for data-driven platform operators.

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
(3)
Shareholders of Beijing Gongse and their respective shareholdings are Mr. Qihu Yang (20%), Mr. Dejun Gu (20%), Ms. Xing Chen (20%), Ms. Yueting Luo (20%) and Mr. Yunheng Liang (20%).
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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision). As a result, foreign-invested value-added telecommunications enterprises are no longer required to adopt the Sino-foreign joint venture form, and the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. On April 8, 2024, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World, providing that in regions approved to carry out the pilot program, the restrictions on the foreign equity ratios for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services, will be removed. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “— 4.B. Business Overview — Regulations — Regulations on Foreign Investment.” We are a company incorporated in the Cayman Islands. Our PRC subsidiaries, including Beijing Tencent Music and Yeelion Online, among others, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group primarily conducts its business in China through the VIEs and their respective subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in our consolidated financial statements under IFRS. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders or partners fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Corporate Structure.”

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•
the ownership structures of the VIEs and our wholly-owned PRC subsidiaries as of the date of this annual report do not contravene any PRC laws or regulations currently in effect; and
•
the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs and their respective shareholders or partners governed by PRC laws as of the date of this annual report are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

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

4.D. Property, Plant and Equipment

Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing, Guangzhou and some other cities in China with an aggregate of approximately 106 thousand square meters as of December 31, 2025. These facilities are currently accommodating our management headquarters, most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN).

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

5.A. Operating Results

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by several general factors affecting China’s music and audio entertainment industry, which include the evolving regulatory environment, competition in China’s music and audio entertainment industry, and general economic, political, demographic and business conditions in China and globally, among others. Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

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

Specific Factors Affecting Our Results of Operations

Our ability to engage our large user base and further increase their engagement level

We generate revenues primarily through membership sales, advertising services, and virtual gifts, which are closely tied to both the size of our user base and the level of user engagement. Given our already large base of MAUs, our strategy has increasingly focused on enhancing user engagement.

Our ability to maintain and grow our paying user base and further increase engagement depends on a number of factors, including our ability to, among other things (i) expand and diversify our content offerings, (ii) offer innovative features and compelling user experience, (iii) encourage users to utilize multiple services across our platform, (iv) enhance user interaction and community features, and (v) strengthen our brand reputation.

We adopt a holistic approach to operating our online music services and social entertainment services to seamlessly integrate both services. We leverage our strong product features, content recommendations, and technological capabilities to create a cohesive experience for users. By integrating listening and other interactive functionalities within a unified platform, we encourage user migration across services and increase the depth and frequency of user interaction. Our recommendation algorithms and technology infrastructure also support seamless cross-service engagement, enabling users to discover complementary content and features. This integrated approach supports user retention, deepens our engagement with users, and continuously enhances user engagement across our services.

Our ability to strengthen monetization and drive quality growth

Our results of operations depend on our ability to deepen monetization from our massive user base, by sustaining growth of paying users, enhancing spending per paying user, and other diverse monetization approaches.

The table below sets forth certain operating metrics—MAUs, paying users, paying ratio, and monthly ARPPU—for our online music services for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user, if any, during any given period.

	For the Year Ended December 31,
	2023	2024	2025
MAUs (in millions)	589	570	547
Paying users (in millions)	100.9	117.6	125.1
Paying ratio	17.1%	20.6%	22.9%
Monthly ARPPU(1) (RMB)	10.0	10.8	11.8

Notes:

(1)
The revenues used to calculate the monthly ARPPU of online music services include revenues from subscriptions only. The revenues from subscriptions for the periods indicated were RMB12,096 million, RMB15,227 million and RMB17,660 million (US$2,525 million), respectively.

As music consumption habits in China continue to mature, users are now more open and willing to pay for copyrighted music and its associated services. With our deep commitment to user value, we have built a comprehensive, multi-tiered membership system that offers various options for users with different needs and preferences. See “Item 4. Information on the Company — 4.B. Business Overview — How We Generate Revenues — Online Music Services — Music subscription.” We continue to shape music consumption trends through ongoing technological and product innovation, inspiring users to explore a broader range of music genres and discover artists. Driven by differentiated, expansive content privileges, the number of paying users for our online music services reached 127.4 million in the fourth quarter of 2025. In the foreseeable future, we intend to continue our focus on monetization of our online music services, such as music subscription, advertising services, and other new growth businesses.

At the same time, we are dedicated to serving our core users with social entertainment services, which are integral to our music entertainment ecosystem. By taking advantage of advanced technologies, such as large language models (LLMs), and fostering constant innovation, we aim to offer more interactive products and deliver engaging experiences for our users.

Our ability to continue to monetize our user base is affected by several factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models into the overall user experience on our platform. Monetization of our user base is also affected by our ability to optimize our pricing strategy and to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. As we explore additional monetization opportunities, such as scaling up our revenue contribution from artist-related merchandise and offline performance, our cost of revenues may increase, especially during early ramp-up phase of launching new monetization initiatives, with limited impacts to gross profit margin potentially. Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its music and audio entertainment industry in particular. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We face risks related to accidents, disasters and public health challenges in China and globally.”

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

We currently have a comprehensive content library in China across a wide range of content formats, including songs, karaoke songs, live streaming of music performances, recorded video and audio content, as well as reviews and articles. Our continued success largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the entertainment industry. We seek to identify trendsetting and potentially popular content, which in turn allows us to provide more comprehensive offerings.

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

We are committed to protecting music copyright, and our leading role in China’s music copyright protection efforts has made us a preferred partner for major domestic and international music labels and other content partners. This has helped us maintain long-term collaborative relationships with our content partners, which, in turn, enables us to source content on commercially reasonable terms, unlock greater value from music IPs, create new opportunities for artists and address a larger market.

We believe that our collaborative relationships with content partners and our diversified monetization models enable us to maintain and enhance returns on content spending without compromising our commitment to copyright protection.

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	17,325	62.4	21,742	76.6	26,726	3,822	81.2
Social entertainment services and others	10,427	37.6	6,659	23.4	6,176	883	18.8
Total revenues	27,752	100.0	28,401	100.0	32,902	4,705	100.0

Online music services. We generate revenues from our online music services primarily from music subscriptions, namely sale of subscription packages with various privileges. We have built a multi-tiered membership, including ads membership, standard membership, and SVIP membership. In 2023, 2024 and 2025, revenue from music subscriptions was RMB12,096 million, RMB15,227 million and RMB17,660 million (US$2,525 million), respectively. As we continue to expand our online music services, we successfully diversify our revenue streams, and expanded our other non-subscription revenue. For instance, we also generate online music revenues from: (i) offering display and performance-based advertising solutions with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content, (ii) offline performances and artist-management services; (iii) content licensing; (iv) sales of artist-related merchandise; (v) providing long-form audio-related services, including subscription packages to access our audio content; (vi) sales of digital albums. We expect our revenues from online music services to increase in both absolute amount and as a percentage of our total revenues in the foreseeable future.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts, with a portion of these revenues typically shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a growing portion of the revenues from offering display and performance-based advertising solutions on our platform and selling premium memberships to our users. We expect that our revenue from social entertainment services and others will remain sizable in the foreseeable future. See also “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Our Business and Industry - Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” We are striving to increase our competitive edge through ongoing product innovations and expanding into new areas of social entertainment such as interactive product offerings.

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	14,176	78.9	11,974	73.1	11,349	1,623	61.8
Other cost of revenues	3,781	21.1	4,402	26.9	7,018	1,004	38.2
Total cost of revenues	17,957	100.0	16,376	100.0	18,367	2,626	100.0

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

Other cost of revenues mainly comprise (i) costs related to offline performances, which primarily consist of organization and production costs of offline events; (ii) advertising costs, which consist primarily of commissions paid to advertising agencies and other advertising costs; (iii) payment channel fees, which consist primarily of fees paid to online payment gateways; (iv) employee benefit expenses, which consist primarily of the salaries and other benefits paid to our employees supporting the operations of our platform; and (v) costs associated with sales of artist-related merchandise; and (vi) other costs.

We are committed to continually investing in high-quality content. Our content is critical to expanding our product offerings, attracting users and driving monetization for our online music and social entertainment services over time.

We expect that our cost of revenues will increase in absolute amount in the foreseeable future along with revenue growth. Specifically, we expect content costs to rise as we continuously broaden our copyrighted content offering and increase original content creation. Meanwhile, ongoing cost-control initiatives and cost efficiency management will help improve returns on our service costs in the foreseeable future.

Operating expenses

Our ongoing effort is to enhance the cost-effectiveness of our operating expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	897	17.9	865	18.5	941	135	19.4
General and administrative expenses(1)	4,121	82.1	3,811	81.5	3,916	560	80.6
Total operating expenses	5,018	100.0	4,676	100.0	4,857	695	100.0

Note:

(1)
Includes R&D expenses of RMB2,525 million, RMB2,280 million and RMB2,317 million (US$331 million) in 2023, 2024 and 2025, respectively.

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) content promotion expenses and channel spending; and (ii) salaries and other benefits paid to our sales and marketing personnel. We will maintain ROI-focused approach and seek to continually enhance the cost-effectiveness of our selling and marketing expenses while incrementally increasing our investment in areas with sustained growth prospects.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; and (ii) salaries and other benefits paid to our general and administrative personnel; (iii) amortization of intangible assets resulting from acquisitions; and (iv) fees and expenses associated with the legal, accounting and other professional services. We will continue to improve our operational efficiencies while continuously investing in research and development to expand our competitive advantages in product and technology innovations.

Other gains, net

Our other gains, net primarily include gain on deemed disposal, dividends from investments and government grants and tax rebates. We had other gains, net, of RMB230 million, RMB165 million and RMB2,632 million (US$376 million) in 2023, 2024 and 2025, respectively.

Taxation

We had income tax expense of RMB825 million, RMB1,603 million and RMB1,924 million (US$275 million) in 2023, 2024 and 2025, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

Beijing Kuwo, Yeelion Online and TME Tech Shenzhen have been recognized as HNTE by relevant government authorities and were therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), a subsidiary of the Group, was recognized as HNTE by relevant government authorities and was therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2023. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was recognized as HNTE by relevant government authorities for the first time in December 2022 and was therefore qualified for a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. It was recognized for the second time as HNTE by relevant government authorities in December 2025 and will therefore qualify for a preferential tax rate of 15% for the years ended December 31, 2025, 2026 and 2027.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We or the VIEs may be subject to domestic and other tax obligations and we may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

In December 2021, the Organization for Economic Co-operation and Development published Pillar Two model rules, enabling jurisdictions to enact domestic tax laws to implement a globally agreed common approach. These rules apply to multinational groups with annual revenue of EUR750 million or more in at least two of the four fiscal years preceding the tested fiscal year, potentially including Tencent, the Group’s ultimate holding company. As a result, the Group may be subject to a top-up tax on profits in jurisdictions where the effective tax rate falls below a minimum of 15% according to the Pillar Two model rules. As of December 31, 2025, the Group mainly operates in Chinese Mainland and Hong Kong. Pillar Two legislation has been effective in Hong Kong since January 1, 2025 and the current tax exposure for the year ended December 31, 2025 is immaterial. While Pillar Two legislation is not yet enacted or substantively enacted in Chinese Mainland as at December 31, 2025, it is estimated that the Group’s income tax would not be materially different had such legislation been in effect for the year ended December 31, 2025. The Group will continue assessing the Pillar Two tax exposure and the impacts on its consolidated financial statements accordingly. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	17,325	62.4	21,742	76.6	26,726	3,822	81.2
Social entertainment services and others	10,427	37.6	6,659	23.4	6,176	883	18.8
Total revenues	27,752	100.0	28,401	100.0	32,902	4,705	100.0
Cost of revenues(1)	(17,957)	(64.7)	(16,376)	(57.7)	(18,367)	(2,626)	(55.8)
Gross profit	9,795	35.3	12,025	42.3	14,535	2,078	44.2
Operating expenses
Selling and marketing expenses(1)	(897)	(3.2)	(865)	(3.0)	(941)	(135)	(2.9)
General and administrative expenses(1)	(4,121)	(14.8)	(3,811)	(13.4)	(3,916)	(560)	(11.9)
Total operating expenses	(5,018)	(18.1)	(4,676)	(16.5)	(4,857)	(695)	(14.8)
Interest income	1,052	3.8	1,196	4.2	1,054	151	3.2
Other gains, net	230	0.8	165	0.6	2,632	376	8.0
Operating profit	6,059	21.8	8,710	30.7	13,364	1,911	40.6
Share of net profit of investments accounted for using equity method	127	0.5	96	0.3	42	6	0.1

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Finance cost(2)	(141)	(0.5)	(94)	(0.3)	(129)	(18)	(0.4)
Profit before income tax	6,045	21.8	8,712	30.7	13,277	1,899	40.4
Income tax expense	(825)	(3.0)	(1,603)	(5.6)	(1,924)	(275)	(5.8)
Profit for the year	5,220	18.8	7,109	25.0	11,353	1,623	34.5

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	57	68	91	13
Selling and marketing expenses	36	30	33	5
General and administrative expenses	577	498	545	78
Total	670	596	669	96

(2)
Finance cost mainly comprises interest on notes we issued and lease liabilities, and foreign exchange gains or losses, net.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 15.8% from RMB28,401 million in 2024 to RMB32,902 million (US$4,705 million) in 2025.

Online music services

Our revenues generated from online music services increased by 22.9% from RMB21,742 million in 2024 to RMB26,726 million (US$3,822 million) in 2025, mainly driven by an increase in music subscription revenues of RMB2,433 million (US$348 million) in 2025, supplemented by growth in revenues from offline performances and artist-management services, and advertising services of RMB923 million (US$132 million). Increased revenues from artist-related merchandise also contributed to the growth in revenues from online music services.

Our revenues generated from music subscriptions increased by 16.0% from RMB15,227 million in 2024 to RMB17,660 million (US$2,525 million) in 2025. The rapid growth was mainly driven by our continuous expansion of membership privileges, such as early access to offline performances, artist-related merchandise, and a wide range of premium offerings. The year-over-year increase in revenues from advertising was primarily due to more diversified product portfolio and innovative ad formats, such as ad-supported mode.

Social entertainment services and others

Our revenues generated from social entertainment services and others decreased by 7.3% from RMB6,659 million in 2024 to RMB6,176 million (US$883 million) in 2025. The decrease in revenue was mainly due to adjustments made to certain live-streaming interactive functions and more stringent compliance procedures implemented.

Cost of revenues

Our cost of revenues increased by 12.2% from RMB16,376 million in 2024 to RMB18,367 million (US$2,626 million) in 2025, primarily attributable to increased costs related to offline performances, costs of artist-related merchandise, and advertising costs. Meanwhile, service costs decreased by 5.2% from RMB11,974 million in 2024 to RMB11,349 million (US$1,623 million) in 2025. The declined revenues from social entertainment services led to lower revenue sharing fees, which was the primary reason for the overall decrease in service costs, while our content costs of royalties increased year-over-year.

Gross profit

As a result of the foregoing, our gross profit increased by 20.9% from RMB12,025 million in 2024 to RMB14,535 million (US$2,078 million) in 2025. Our gross margin increased from 42.3% in 2024 to 44.2% in 2025. This increase in gross margin was primarily due to increased revenues from music subscriptions and advertising services, along with a lower revenue sharing ratio for social entertainment services, partly offset by increased revenues from offline performances and artist-related merchandise.

Operating expenses

Our operating expenses increased by 3.9% from RMB4,676 million in 2024 to RMB4,857 million (US$695 million) in 2025.

Selling and marketing expenses

Our selling and marketing expenses increased by 8.8% from RMB865 million in 2024 to RMB941 million (US$135 million) in 2025. The increase was primarily due to higher content promotion expenses and channel spending.

General and administrative expenses

Our general and administrative expenses increased by 2.8% from RMB3,811 million in 2024 to RMB3,916 million (US$560 million) in 2025 primarily due to growth in employee-related expenses.

Interest income

Our interest income was RMB1,054 million (US$151 million) in 2025, as compared to RMB1,196 million in 2024.

Other gains, net

Our other gains, net, were RMB2,632 million (US$376 million) in 2025, as compared to RMB165 million in 2024. The increase was mainly attributable to the gain of RMB2,373 million (US$339 million) on deemed disposal of an associate.

Operating profits

As a result of the foregoing, our operating profit for the year increased by 53.4% to RMB13,364 million (US$1,911 million) in 2025 from RMB8,710 million in 2024. Operating margin increased to 40.6% in 2025 from 30.7% in 2024.

Finance cost

Our finance cost was RMB129 million (US$18 million) in 2025, as compared to RMB94 million in 2024. The increase was primarily due to the foreign exchange losses recognized in 2025 versus foreign exchange gains in 2024, which arose from the fluctuation of exchange rate.

Income tax expense

We had an income tax expense of RMB1,603 million and RMB1,924 million (US$275 million) million in 2024 and 2025, respectively. The increase of income tax expense was primarily due to the growth of profit before tax.

Profit for the year

As a result of the foregoing, our profit for the year increased from RMB7,109 million in 2024 to RMB11,353 million (US$1,623 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Results of Operations — Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 23, 2025.

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Profit for the year	5,220	7,109	11,353	1,623
Adjustments:
Amortization of intangible and other assets arising from acquisitions(1)	445	440	386	55
Share-based compensation	736	681	680	97
(Gains)/losses from investments(2)	(7)	110	(2,285)	(327)
Income tax effects(3)	(171)	(204)	(210)	(30)
Adjusted profit for the year (Non-IFRS financial measure)	6,223	8,136	9,924	1,419
Attributable to:
Non-IFRS equity holders of the Company	5,923	7,671	9,588	1,371
Non-controlling interests	300	465	336	48
IFRS Earnings per share for Class A and Class B ordinary shares
Basic	1.58	2.15	3.60	0.52
Diluted	1.55	2.12	3.56	0.51
Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure)
Basic	1.90	2.49	3.13	0.45
Diluted	1.87	2.45	3.08	0.44
Shares used in earnings per Class A and Class B ordinary share computation
Basic	3,121,653,686	3,084,230,029	3,067,255,442	3,067,255,442
Diluted	3,168,386,031	3,130,861,720	3,108,803,728	3,108,803,728
IFRS Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	3.15	4.31	7.21	1.03
Diluted	3.11	4.24	7.11	1.02
Earnings per ADS (Non-IFRS financial measure)(4)
Basic	3.79	4.97	6.25	0.89
Diluted	3.74	4.90	6.17	0.88
ADS used in earnings per ADS computation
Basic	1,560,826,843	1,542,115,015	1,533,627,721	1,533,627,721
Diluted	1,584,193,016	1,565,430,860	1,554,401,864	1,554,401,864

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2025, we had RMB8,470 million (US$1,211 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. In addition, we had RMB 29,573 million (US$4,229 million) in term deposits as of December 31, 2025. We believe that our current cash, cash equivalents, term deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to US$400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019 (the “2019 Share Repurchase Program”). On March 28, 2021, we announced another share repurchase program under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs pursuant to the relevant SEC rules (the “2021 Share Repurchase Program”). On March 21, 2023, our board of directors authorized another share repurchase program under which we may repurchase up to US$500 million of our Class A ordinary shares in the form of ADSs during a two-year period commencing from March 2023 (the “2023 Share Repurchase Program”). On March 17, 2025, our board of directors authorized the 2025 Share Repurchase Program under which we may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing on March 21, 2025 (the “2025 Share Repurchase Program”). As of March 31, 2026, we have repurchased ADSs from the open market for a total of approximately US$19 million under the 2019 Share Repurchase Program, approximately US$1 billion under the 2021 Share Repurchase Program, and US$500 million under the 2023 Share Repurchase Program. We may repurchase additional shares depending on market conditions.

On September 3, 2020, we issued an aggregate of US$300 million senior unsecured notes due in 2025 (the “2025 Notes”), with annual interest rate of 1.375%, and an aggregate of US$500 million senior unsecured notes due in 2030 (the “2030 Notes”), with annual interest rate of 2.000%. The net proceeds from the notes offering were used for general corporate purposes. The 2030 Notes remained outstanding as of the date of this annual report. We are not subject to any financial covenants or other significant restrictions under these notes. In 2025, we paid an aggregate of US$14 million in interest payments related to these notes.

In the first quarter of 2026, a wholly-owned subsidiary of the Group entered into loan facility agreements with several banks, pursuant to which RMB3.0 billion principal amount has been drawn down, with a term of 360 days to 5 years and interest payable quarterly or semi-annually, and the interest rate is based on the Loan Prime Rate published by the National Interbank Funding Center or at fixed rate. The net proceeds from the facility will be used for general corporate purposes.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and the VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. See “Item. 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item. 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” and “Item. 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China —

We or the VIEs may be subject to domestic and other tax obligations and we may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	7,337	10,275	10,231	1,463
Net cash used in investing activities	(1,863)	(6,818)	(10,227)	(1,462)
Net cash used in financing activities	(1,538)	(3,830)	(4,649)	(665)
Net increase/(decrease) in cash and cash equivalents	3,936	(373)	(4,645)	(664)
Cash and cash equivalents at beginning of the year	9,555	13,567	13,164	1,882
Exchange differences on cash and cash equivalents	76	(30)	(49)	(7)
Cash and cash equivalents at end of the year	13,567	13,164	8,470	1,211

The paragraphs below set forth a detailed cash flow analysis for the year ended December 31, 2025. For a detailed cash flow analysis for the years ended December 31, 2024, see “5.B. Liquidity and Capital Resources” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 23, 2025.

Operating activities

Net cash provided by operating activities was RMB10,231 million (US$1,463 million) in 2025. The difference between our profit before income tax of RMB13,277 million (US$1,899 million) and the net cash provided by operating activities was mainly due to: (i) net gains in relation to equity investments of RMB2,381 million (US$340 million); (ii) the income tax paid of RMB1,821 million (US$260 million); (iii) the decrease in accounts payables of RMB783 million (US$112 million); and (iv) the increase in accounts receivables and other operating assets of RMB771 million (US$110 million); partially offset by (i) depreciation and amortization of RMB1,375 million (US$197 million); (ii) non-cash share-based compensation expense of RMB669 million (US$96 million); and (iii) the increase in other operating liabilities of RMB538 million (US$77 million).

Investing activities

Net cash used in investing activities was RMB10,227 million (US$1,462 million) in 2025, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB17,880 million (US$2,557 million); (ii) placement of short-term investments of RMB3,800 million (US$543 million); (iii) payments for acquisition of investments accounted for using equity method of RMB1,841 million (US$263 million); (iv) payments for acquisition of investments accounted for as financial assets at fair value through other comprehensive income of RMB1,244 million (US$178 million); (v) net cash payment for business combination of RMB1,056 million (US$151 million); and (vi) purchase of intangible assets of RMB883 million (US$126 million); partially offset by (i) receipt of RMB12,590 million (US$1,800 million) from maturity of term deposits with initial terms of over three months; and (ii) receipt from short-term investments of RMB3,851 million (US$551 million).

Financing activities

Net cash used in financing activities in 2025 was RMB4,649 million (US$665 million), which was mainly due to (i) repayment of notes payable of RMB2,131 million (US$305 million); (ii) payment for dividends to our shareholders of RMB1,981 million (US$283 million); and (iii) payment for repurchase of ordinary shares of RMB390 million (US$56 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, commitments, share repurchase, long-term debt obligation under our 2030 Notes, and dividend payments. 2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$500 million in aggregate principal amount of senior notes bearing an annual interest rate of 2.000%, which will mature on September 3, 2030.

We expect to meet our current and future material cash needs through our existing cash, cash equivalents, term deposits and cash generated from operating activities. We expect to continue making cash expenditures to support our operations and the growth of our business. We may also use earnings remitted by our PRC subsidiaries to fulfil our onshore and offshore capital needs.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment, land use rights and intangible assets. Our capital expenditures were RMB1,164 million and RMB1,032 million and RMB1,188 million (US$170 million) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash, cash equivalents, term deposits and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our commitments as of December 31, 2025.

	Payment due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Operating commitments(1)	121	17	118	17	3	0	-	-	-	-
Content royalties(2)	2,591	371	2,288	327	302	43	1	0	-	-
Capital commitments(3)	605	87	392	56	203	29	10	1	-	-
Investment commitments(4)	50	7	50	7	-	-	-	-	-	-

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
(3)
Represents the minimum payments associated with construction of buildings.
(4)
Represents commitments to acquire the equity interests in certain entities.

Except for the commitments disclosed above, the Group has proposed to acquire Ximalaya Inc., which is one of the leading online audio platforms in China, pursuant to a Merger Agreement dated June 10, 2025. The consideration of the acquisition consisted of (i) cash of US$1.26 billion, (ii) the Class A ordinary shares of the Company representing up to 5.1986% of the Company's total outstanding ordinary shares as of a specified date prior to closing, and (iii) additional Class A ordinary shares of up to 0.37% of such total share count to be issued to the “founder shareholders” as defined in the Merger Agreement in tranches. The closing of the acquisition is subject to relevant regulatory approvals and certain other closing conditions.

Share Repurchase

Our share repurchase may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions. We repurchased ADSs from the open markets at an aggregate consideration of approximately US$175 million, US$261 million and US$64 million under our share repurchase programs in 2023, 2024 and 2025. On March 21, 2023, our board of directors authorized the 2023 Share Repurchase Program under which we may repurchase up to US$500 million of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing from March 2023. On March 17, 2025, our board of directors authorized the 2025 Share Repurchase Program under which we may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing on March 21, 2025. We generally fund our share repurchase with our existing cash and may make additional share repurchase depending on the market conditions.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We currently do not maintain any derivative contracts that are indexed to our shares and classified as shareholder’s equity and are not reflected in our consolidated financial statements and the notes thereto. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We did not have any off-balance sheet arrangements as of December 31, 2025.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. The Group conducts its operations primarily through our PRC subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements. See “Item 4. Information on the Company — 4.C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders or Partners.” In 2023, 2024 and 2025, the amount of Service Charges paid to our PRC subsidiaries from the VIEs was RMB16,610 million, RMB18,820 million and RMB20,252 million (US$2,896 million), respectively. We expect that the amounts of such service fees and royalty payments will increase in the foreseeable future as our business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory control of currency conversion may delay or prevent us from using the proceeds of our financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital. In 2025, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through the VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

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

Our R&D expenses were RMB2,525 million, RMB2,280 million and RMB2,317 million (US$331 million) in 2023, 2024 and 2025, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Assumptions used in such determination of fair value are presented below.

	Granted in
	2023	2024	2025
Risk free interest rate	3.46%-3.83%	4.23%-4.31%	4.48%-4.65%
Expected dividend yield	0%	0-0.12%	0.13%-0.23%
Expected volatility range	60%	60%	60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

Subsequent to our initial public offering in December 2018, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation in connection with the equity awards granted pursuant to the 2017 Option Plan, the 2017 Restricted Share Scheme and the 2024 Share Incentive Plan.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2026.

Directors and Executive Officers	Age	Position/Title
Cussion Kar Shun Pang	52	Executive Chairman
Zhu Liang	50	Director, Chief Executive Officer
Min Hu	54	Director, Chief Financial Officer
James Gordon Mitchell	52	Director
Brent Richard Irvin	53	Director
Wai Yip Tsang	58	Director
Edith Manling Ngan	61	Independent Director
Adrian Yau Kee Mak	65	Independent Director
Jeanette Kim Yum Chan	67	Independent Director
Tsai Chun Pan	51	Group Vice President, Head of Content Cooperation Business

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

Wai Yip Tsang has served as a member of our board of directors since February 2025. Mr. Tsang joined Tencent Holdings Limited (HKEX: 0700) in 2014 and currently serves as its Financial Controller. Mr. Tsang is currently a non-executive director of Yixin Group Limited (HKEX:02858), an associated company of Tencent Holdings Limited. Mr. Tsang began his career at PricewaterhouseCoopers and subsequently held senior financial positions, including chief financial officer or group financial controller at several companies listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange, and served as a director of a company listed on the New Zealand Stock Exchange. Mr. Tsang is a fellow member of the Institute of Chartered Accountants in England and Wales, the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants, as well as a member of CPA Australia. He holds a Bachelor of Arts (Honors) in Accountancy. Mr. Tsang possesses extensive experience in audit, accounting, investor relations, and corporate finance, including initial public offerings, restructuring, and mergers and acquisitions activities. Mr. Tsang has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on February 27, 2025, and Mr. Tsang has confirmed that he understood his obligations as a director of a listed issuer.

Edith Manling Ngan has served as a member of our board of directors, and, for the purposes of the Hong Kong Listing Rules, an independent non-executive director, since December 2018, and is a member of the audit committee and the compensation committee of our Board. Ms. Ngan currently serves as an independent non-executive director of the board for Blue Moon Group Holdings Limited (HKEX: 6993) since December 2020, an independent non-executive director for the Asia Financial Holdings Limited (HKEX: 0662) since May 2022, and an independent non-executive director of Swire Pacific Limited (HKEX: 0019 and 0087) since June 2022. Furthermore, she sits on various government advisory committees and private boards. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

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

Jeanette Kim Yum Chan has served as a member of our board of directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director, since September 2022, and is a member of the audit committee of our Board. Ms. Chan has been working in Airwallex (Cayman) Limited (“Airwallex”), a global cross-border payments company, since 2019, and is currently the chief legal, compliance and risk officer of the group of Airwallex. Prior to Airwallex, she served as the managing partner of the China practice at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an international law firm where her practice focused on cross-border mergers and acquisitions and private equity investments, with an emphasis on joint venture transactions and in the telecommunications, IT and media markets in the Asia Pacific region from 1986 to 2019. Ms. Chan is qualified to practice law in New York, British Columbia (Canada) and Hong Kong and is a non-practicing solicitor of England and Wales. She obtained a Bachelor of Arts from the University of Toronto in Canada in 1980, a Bachelor of Laws from the University of British Columbia in Canada in May 1983, and a master’s degree in law from Harvard University in the United States in June 1986.

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

6.B. Compensation

Compensation

In 2025, we paid an aggregate cash compensation of approximately RMB48 million (US$7 million) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Share Incentive Plans

2024 Share Incentive Plan

We adopted a share incentive plan, or the 2024 Share Incentive Plan, in May 2024. The purpose of the 2024 Share Incentive Plan is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further the best interests of ours and our shareholders. The maximum number of shares available for issuance under the 2024 Share Incentive Plan is 228,775,377. As of March 31, 2026, equity awards representing a total of 54,767,874 ordinary shares are outstanding under the 2024 Share Incentive Plan.

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

The following table summarizes, as of March 31, 2026, the number of Class A ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted(1)	Exercise Price (US$/Share) (1)	Date of Grant(1)	Date of Expiration(1)
Cussion Kar Shun Pang	3,276,594	1.93 to 7.1411	various dates from June 16, 2017 to March 15, 2022	various dates from June 16, 2027 to March 15, 2032
Zhu Liang	3,939,734	1.93 to 7.605	various dates from May 15, 2021 to January 23, 2025	various dates from May 15, 2031 to January 23, 2035
Min Hu	2,896,898	1.93 to 7.1411	various dates from December 20, 2017 to March 15, 2023	various dates from December 20, 2027 to March 15, 2033
James Gordon Mitchell	-	-	-	-
Brent Richard Irvin	-	-	-	-
Wai Yip Tsang	-	-	-	-
Edith Manling Ngan	8,152	0	December 15, 2025	-
Adrian Yau Kee Mak	6,808	0	November 15, 2025	-
Jeanette Kim Yum Chan	6,310	0	October 15, 2025	-
Tsai Chun Pan	408,942	1.93 to 5.255	various dates from March 15, 2022 to March 15, 2024	various dates from March 15, 2032 to March 15, 2034
All directors and executive officers as a group	10,543,438	0 to 7.605	Various dates from June 16, 2017 to December 15, 2025	Various dates from June 16, 2027 to January 23, 2035

Notes:

(1) Based on relevant the Form 3s filed by the respective reporting persons on March 18, 2026.

As of March 31, 2026, our employees other than members of our senior management as a group held options to purchase 9,542,078 ordinary shares, with exercise prices ranging from US$0.2664 per share to US$10.645 per share.

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

Audit Committee. Our audit committee consists of Mr. Adrian Yau Kee Mak, Ms. Edith Manling Ngan and Ms. Jeanette Kim Yum Chan, and is chaired by Mr. Adrian Yau Kee Mak. Mr. Wai Yip Tsang serves as a nonvoting observer. We have determined that each of Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan qualifies as an “audit committee consolidated financial expert.” The audit committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of our company. The audit committee is responsible for, among other things:

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

6.D. Employees

Our employees are caring, talented, creative and open. Our employees love music and developing technology to allow people to interact with music in innovative ways. We believe that creativity and innovation are core to our corporate culture, which allows us to attract highly talented professionals.

We had 5,185, 5,353 and 5,690 full-time employees as of December 31, 2023, 2024 and 2025, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2025.

Function	Number of employees
Research and development	2,339
Content management and operation	1,912
Sales and marketing	580
Management and administration	859
Total	5,690

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2026, by:

•
each of our directors and executive officers;
•
all of our directors and executive officers as a group; and
•
each person known to us to own beneficially more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 3,147,809,000 outstanding ordinary shares (consisting of 1,482,859,752 Class A ordinary shares and 1,664,949,248 Class B ordinary shares) as of March 31, 2026.

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

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power**
	Number	%	Number	%	Number	%
Directors and Executive Officers†
Cussion Kar Shun Pang	6,316,106	0.4	-	-	6,316,106	0.1	0.0
Zhu Liang	4,488,132	0.3	-	-	4,488,132	0.1	0.0
Min Hu	4,475,368	0.3	-	-	4,475,368	0.0	0.0
James Gordon Mitchell	29,912	0.0	-	-	29,912	0.0	0.0
Brent Richard Irvin	2,800	0.0	-	-	2,800	0.0	0.0
Wai Yip Tsang	-	-	-	-	-	-	-
Edith Manling Ngan	104,988	0.0	-	-	104,988	0.0	0.0
Adrian Yau Kee Mak	100,266	0.0	-	-	100,266	0.0	0.0
Jeanette Kim Yum Chan	71,822	0.0	-	-	71,822	0.0	0.0
Tsai Chun Pan	8,571,714	0.6	-	-	8,571,714	0.3	0.0
All directors and executive officers as a group	24,161,108	1.6	-	-	24,161,108	0.8	0.1
Principal Shareholders:
Tencent(1)	159,996,879	10.8	1,640,456,882	98.5	1,800,453,761	57.2	93.6
Spotify(2)	282,830,698	19.1	-	-	282,830,698	9.0	1.1

Notes:

* For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,147,809,000, being the number of ordinary shares outstanding (consisting of 1,482,859,752 Class A ordinary shares and 1,664,949,248 Class B ordinary shares) as of March 31, 2026, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† Except for Mr. Zhu Liang, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin, Mr. Wai Yip Tsang, Ms. Edith Manling Ngan, and Ms. Jeanette Kim Yum Chan, the business address of our directors and executive officers is Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue, Hi-Tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. Zhu Liang is FIYTA Hi-tech Building, Gaoxin South 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. The business address of Mr. James Gordon Mitchell and Mr. Brent Richard Irvin is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Wai Yip Tsang is Tencent Binhai Building, Haitian 2nd Road, Nanshan District, Shenzhen, 518057, China. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong. The business address of Ms. Jeanette Kim Yum Chan is 1 Wallich St, #20-01 and #33-03, Guoco Tower, Singapore 078881.

(1)
The number of ordinary shares beneficially owned represents the sum of (i) 1,640,456,882 Class B ordinary shares held by Min River Investment Limited, a company incorporated in the British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iii) an aggregate of 18,581,530 Class A ordinary shares held of record by certain minority shareholders of our company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 18,581,530 ordinary shares held by record by the minority shareholders. The foregoing beneficial ownership information of Tencent is based on the Amendment No. 3 to Schedule 13G filed by Tencent with the SEC on February 10, 2023. Tencent is deemed to have economic interest in the foregoing 1,640,456,882 Class B ordinary shares held of record by Min River Investment Limited, representing approximately 52.1% of the total outstanding ordinary shares of our company as of March 31, 2026. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
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

As of March 31, 2026, to our knowledge, there are three holders of our Class A outstanding ordinary shares registered on our Cayman Islands share register who are based in the United States. These three shareholders in the aggregate held of record a total of 18,581,147 Class A outstanding ordinary shares.

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

Strategic Partnership with China Literature

In March 2020, we signed a five-year strategic partnership with China Literature, which is a subsidiary of our parent company Tencent. Through this partnership arrangement, we are granted a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights or the license to adapt, and the rights to sublicense, as well as the ability to distribute, existing audiobooks in China Literature’s portfolio. In February 2025, we renewed this strategic partnership with China Literature for another three years.

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

The table below sets forth the major related parties and their relationships with us as of December 31, 2025.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner

The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Revenues
Online music services to Tencent Group (1)	172	188	324	46
Online music services to the Company’s associates and associates of Tencent Group	397	365	501	72
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	55	43	75	11
Expenses
Service cost to Tencent Group	752	732	725	104
Service cost to the Company’s associates and associates of Tencent Group	713	592	1,399	200
Other costs and expenses to Tencent Group (2)	1,269	1,086	1,240	177
Other costs and expenses to the Company’s associates and associates of Tencent Group	31	127	241	34

Notes:

(1)
Primarily include revenue from online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.
(2)
Primarily include advertising fees charged by Tencent Group for our advertising services sold through Tencent Group.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	1,824	2,343	2,249	322
The Company’s associates and associates of Tencent Group	21	52	60	9
Included in prepayments, deposits and other assets from related parties:
Tencent Group	54	48	78	11
The Company’s associates and associates of Tencent Group	121	139	981	140
Included in accounts payable to related parties:
Tencent Group	667	702	595	85
The Company’s associates and associates of Tencent Group	269	234	232	33
Included in other payables and accruals to related parties:
Tencent Group	491	117	90	13
The Company’s associates and associates of Tencent Group	2	1	26	4

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Short-term employee benefits	68	51	48	7
Share-based compensation	95	78	87	12
Total	163	129	135	19

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

The Group has been and may become a party to various legal or administrative proceedings arising in the ordinary course of its business, including matters relating to copyright infringement, commercial disputes and competition. As of December 31, 2025, there were 160 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB187.1 million (US$26.8 million). The Group is currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the China International Economic and Trade Arbitration Commission, or CIETAC. The Arbitration named Mr. Guomin Xie, who previously served as our Co-President and a director, CMC, and certain affiliates of CMC as respondents. In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering, for use in the Arbitration. We and the underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On July 8, 2020, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s denial of the Claimant’s petition. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award. CIETAC has, upon the notification of the court, decided to re-arbitrate on September 30, 2022 and issued a new award (the “Re-arbitration Award”) dated November 17, 2023. The Re-arbitration Award substantially concurs with the award issued in April 2021. On December 1, 2023, Mr. Xie further applied in court to set aside the Re-arbitration Award, which the court conclusively declined on April 29, 2025. Accordingly, the Re-arbitration Award remains in force, under which we have no liabilities or damages to pay. As the Re-arbitration Award is not subject to any further challenge, the Arbitration has been fully concluded.

In June 2024, NetEase Cloud Music Inc., together with some of its affiliates, (collectively, “NetEase”) filed a lawsuit in the Zhejiang Provincial Higher People’s Court against us and some of our affiliates, asserting claims of abuse of market dominance in relation to our music licensing practices in the Chinese market, among others. In connection with such allegations, NetEase claims a substantial amount of damages and certain injunctive relief, among other things. We dispute all of these allegations and are defending ourselves vigorously against NetEase’s claims. As of the date of this annual report, the case is pending in Zhejiang Provincial Higher People’s Court. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

From time to time, we may be involved in legal proceedings in the ordinary course of our business. In the past, the Company and certain of its current and former directors and officers were named as defendants in two securities class actions. Both actions have been resolved in favor of the Company, with one action being voluntarily discontinued by the plaintiffs and the other dismissed on a motion to dismiss. For risks and uncertainties relating to lawsuits against us, please see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We and certain of our directors and officers may be named as defendants in shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

On May 11, 2024, our board of directors adopted a cash dividend policy, under which we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. On the same day, for the fiscal year of 2023, our board of directors declared a cash dividend of US$0.0685 per ordinary share, or US$0.1370 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on May 31, 2024, with an aggregate amount of cash dividends of approximately US$210 million. On March 17, 2025, for the fiscal year of 2024, our board of directors declared a cash dividend of US$0.09 per ordinary share, or US$0.18 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on April 3, 2025, with the total dividend payout amounting to approximately US$275 million. On March 17, 2026, for the fiscal year of 2025, our board of directors declared a cash dividend of US$0.12 per ordinary share, or US$0.24 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on April 2, 2026, with the total dividend payout amounting to approximately US$368 million.

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

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to a person or an entity which is not an affiliate (in the case of Min River as the holder of Class B Ordinary Shares, “Affiliate” shall mean Tencent or Tencent Affiliate) of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate (in the case of Min River as the holder of Class B Ordinary Shares, “Affiliate” shall mean Tencent or Tencent Affiliate) of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issuance of such shares, by our board of directors. We may also repurchase any of our shares (including redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issuance of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid-up share for no consideration.

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

•
may issue shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resided in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe that our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain regarding the interpretation of the term “de facto management body.” There can be no assurance that the PRC regulators will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — We or the VIEs may be subject to domestic and other tax obligations and we may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, we believe it is reasonable to take the view that we were not a PFIC for our 2025 taxable year. However, we have not obtained valuations of our assets and have not received any opinion regarding the classification of our income and assets for purposes of the PFIC rules and therefore cannot provide any assurance that we were not in fact a PFIC for our 2025 taxable year. In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets for the entire year. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, even if we were not a PFIC in our 2025 taxable year, if our market capitalization declines or is volatile we may become a PFIC in our current or future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons there is a risk (which, depending on market conditions, may be substantial) that we will be a PFIC for our current or any future taxable year.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, we have no other significant interest-bearing assets. During the year ended December 31, 2025, our exposure to changes in interest rates is attributable to our notes payable issued in September 2020, which carried at fixed rates and do not expose us to cash flow interest-rate risk. Accordingly, we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC regulators changed the decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi appreciated approximately by 3% against U.S. dollar in 2023, depreciated approximately 3% against U.S. dollar in 2024, and appreciated approximately by 4% against the U.S. dollar in 2025. In addition, since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulators may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We have performed sensitivity analysis based on the net exposure to each of the exposure arising from U.S. dollar and RMB at end of each reporting period. As of December 31, 2025, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of U.S. dollar and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were a decrease of 0.3%, an increase of 0.1% and an increase of 0.8% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from December 11, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2025, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$45.6 million, which included US$42.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Mr. Adrian Yau Kee Mak, an independent director and the chairperson of our audit committee, Ms. Edith Manling Ngan, an independent director of our audit committee, and Ms. Jeanette Kim Yum Chan, an independent director of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the New York Stock Exchange. Mr. Adrian Yau Kee Mak, Ms. Edith Manling Ngan and Ms. Jeanette Kim Yum Chan satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16B. Code of Ethics

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

ITEM 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)
Services
Audit Fees(1)	16,500	17,000	17,000
Other Fees(2)	490	-	1,604
Total	16,990	17,000	18,604

Notes:

(1)
Audit Fees. Audit fees mean the aggregate fees billed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.
(2)
Other Fees. Other fees mean fees billed for services rendered by our principal auditors other than services reported under “Audit Fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

ITEM 16F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item Key Information-3. D. Risk Factors-Risks Related to Our Business and Industry-Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability” on page 27 of this annual report.

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
4.10

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Xizang Qiming (currently known as Guangxi Hexian) and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.11

English translation of Exclusive Option Agreement among Beijing Tencent Music, Xizang Qiming (currently known as Guangxi Hexian) and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.12

English translation of Power of Attorney granted by Beijing Zhizheng, shareholder of Xizang Qiming (currently known as Guangxi Hexian) dated March 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.13

English translation of Loan Agreement between Beijing Tencent Music and Beijing Zhizheng dated March 10, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.14

English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Qihu Yang dated March 10, 2021 (incorporated herein by reference to Exhibit 4.13 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.15

English translation of Debt Assignment and Offset Agreement among Beijing Zhizheng, Beijing Tencent Music and Mr. Dejun Gu dated March 10, 2021 (incorporated herein by reference to Exhibit 4.14 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.16

English translation of Debt Assignment and Offset Agreement among Ms. Min Hu, Mr. Dejun Gu and Beijing Tencent Music dated September 12, 2019 (incorporated herein by reference to Exhibit 4.34 to the annual report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020)

4.17

English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated April 28, 2024 (incorporated herein by reference to Exhibit 4.17 to the annual report for the fiscal year ended December 31, 2024 filed with the SEC on April 23, 2025)

4.18

English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated April 28, 2024 (incorporated herein by reference to Exhibit 4.18 to the annual report for the fiscal year ended December 31, 2024 filed with the SEC on April 23, 2025)

4.19

English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.20

English translation of Voting Trust Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated April 28, 2024 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2024 filed with the SEC on April 23, 2025)

4.21

English translation of Loan Agreement among Mr. Guomin Xie, Mr. Xiaotao Chen and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 21, 2014 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.22

English translation of Debt Assignment and Offset Agreement among Mr. Xiaotao Chen, Mr. Zhongwei Qiu and Ocean Interactive (Beijing) Information Technology Co., Ltd. (currently known as Beijing Tencent Music) dated April 11, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

4.23

English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Mr. Guomin Xie and Beijing Tencent Music dated May 11, 2020 (incorporated herein by reference to Exhibit 4.22 to the annual report for the fiscal year ended December 31, 2020 filed with the SEC on April 9, 2021)

4.24

English translation of Debt Assignment and Offset Agreement among Ms. Meiqi Wang, Qianhai Daizheng and Beijing Tencent Music dated January 16, 2023 (incorporated herein by reference to Exhibit 4.23 to the annual report for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023)

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
4.87*†

Agreement and Plan of Merger by and among Tencent Music Entertainment Group, Merger Sub, Ximalaya Inc., Founder Parties as set forth in Schedule A thereto, and Xima Holdings Limited dated June 10, 2025

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-227656), as amended, initially filed with the SEC on October 2, 2018)

Exhibit Number	Description of Document
11.2

Statement of Policy Concerning Trading in Company Securities (incorporated herein by reference to Exhibit 11.2 to the annual report for the fiscal year ended December 31, 2024 filed with the SEC on April 23, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
97.1	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the annual report for the fiscal year ended December 31, 2023 filed with the SEC on April 18, 2024)
101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: April 17, 2026

TENCENT MUSIC ENTERTAINMENT GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment assessments of goodwill

As described in Notes 2.9, 4(b) and 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB20,521 million as of December 31, 2025. Management conducts goodwill impairment tests annually or when there are indications the carrying value may be impaired. For purposes of impairment testing, management allocates its goodwill to the relevant cash-generating units (“CGUs”), and compares the recoverable amounts of these CGUs to their respective carrying amounts. Management determined the recoverable amounts of these CGUs based on the higher of (i) their respective value in use (“VIU”) and (ii) their fair value less costs of disposal. VIU was calculated based on discounted cash flows expected to be derived from the respective CGUs. Fair value less costs of disposal was determined based on market approach. Management made significant judgments and key assumptions relating to revenue growth rates and pre-tax discount rates for the cash flow projections and selection of comparable public companies for market approach.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amounts of the Company’s CGUs. These procedures also included, among others, (i) evaluating the appropriateness of the valuation models used in management’s impairment assessments; (ii) evaluating the reasonableness of the key assumptions used in management’s discounted cash flow forecasts prepared under VIU approach such as revenue growth rates and pre-tax discount rates and also ratios of enterprise value to revenue of comparable companies used in market approach, by considering the current and past performance of the CGUs and consistency with relevant industry forecasts and market developments; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; and (iv) performing the retrospective review of the significant judgments and key assumptions used in management’s discounted cash flow forecasts under VIU approach by comparing the prior period’s estimates to actual results to determine whether management’s significant judgments and key assumptions indicate a possible bias on the part of management. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the cash flow models and the reasonableness of certain significant judgments and key assumptions, including pre-tax discount rates used in management’s cash flow forecasts and selection of comparable public companies for the market approach.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 17, 2026

We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2023	2024	2025
	Note	RMB’million	RMB’million	RMB’million
Revenue from online music services		17,325	21,742	26,726
Revenue from social entertainment services and others		10,427	6,659	6,176
Total revenues	5	27,752	28,401	32,902
Cost of revenues		(17,957)	(16,376)	(18,367)
Gross profit		9,795	12,025	14,535
Selling and marketing expenses		(897)	(865)	(941)
General and administrative expenses		(4,121)	(3,811)	(3,916)
Total operating expenses		(5,018)	(4,676)	(4,857)
Interest income	6	1,052	1,196	1,054
Other gains, net	7	230	165	2,632
Operating profit		6,059	8,710	13,364
Share of net profit of investments accounted for using equity method	17	127	96	42
Finance costs	9	(141)	(94)	(129)
Profit before income tax		6,045	8,712	13,277
Income tax expense	10(a)	(825)	(1,603)	(1,924)
Profit for the year		5,220	7,109	11,353
Attributable to:
Equity holders of the Company		4,920	6,644	11,056
Non-controlling interests		300	465	297
		5,220	7,109	11,353
		RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		1.58	2.15	3.60
Diluted		1.55	2.12	3.56
Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		3.15	4.31	7.21
Diluted		3.11	4.24	7.11

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Profit for the year	5,220	7,109	11,353
Other comprehensive income, net of tax:
Items that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	3,270	7,786	4,094
Currency translation differences	214	235	(516)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(21)	(115)	(306)
Share of other comprehensive income/(loss) of associates	4	112	(38)
Total comprehensive income for the year	8,687	15,127	14,587
Attributable to:
Equity holders of the Company	8,387	14,662	14,290
Non-controlling interests	300	465	297
	8,687	15,127	14,587

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at December 31,
		2024	2025
	Note	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	12	803	1,201
Land use rights	13	2,364	2,290
Right-of-use assets	14	295	287
Intangible assets	15	2,049	2,899
Goodwill	16	19,647	20,521
Investments accounted for using equity method	17	4,669	1,659
Financial assets at fair value through other comprehensive income	18(a)	14,498	26,231
Other investments	18(b)	309	303
Prepayments, deposits and other assets	19	425	365
Deferred tax assets	10(b)	422	498
Term deposits	21(a)	10,419	13,810
		55,900	70,064
Current assets
Inventories		23	41
Accounts receivable	20	3,508	3,903
Prepayments, deposits and other assets	19	3,793	4,183
Other investments	18(b)	46	83
Term deposits	21(a)	13,999	15,763
Restricted cash	21(b)	11	15
Cash and cash equivalents	21(c)	13,164	8,470
		34,544	32,458
Total assets		90,444	102,522
EQUITY
Equity attributable to equity holders of the Company
Share capital	22	2	2
Additional paid-in capital	22	29,035	29,919
Shares held for share award schemes	22	(520)	(801)
Treasury shares	22	(550)	(664)
Other reserves	23	19,845	22,450
Retained earnings		20,051	29,381
		67,863	80,287
Non-controlling interests		1,863	2,763
Total equity		69,726	83,050
LIABILITIES
Non-current liabilities
Notes payable	25	3,572	3,497
Other payables and other liabilities	26	-	379
Deferred tax liabilities	10(b)	198	504
Lease liabilities		219	200
Deferred revenue	27	179	303
		4,168	4,883
Current liabilities
Accounts payable		6,879	6,284
Other payables and other liabilities	26	3,381	3,558
Notes payables	25	2,154	-
Current tax liabilities		934	1,092
Lease liabilities		106	116
Deferred revenue	27	3,096	3,539
		16,550	14,589
Total liabilities		20,718	19,472
Total equity and liabilities		90,444	102,522

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2023		2	36,456	(202)	(6,349)	6,140	12,052	48,099	1,028	49,127
Profit for the year		-	-	-	-	-	4,920	4,920	300	5,220
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	3,270	-	3,270	-	3,270
Share of other comprehensive income of associates		-	-	-	-	4	-	4	-	4
Currency translation differences		-	-	-	-	193	-	193	-	193
Total comprehensive income for the year		-	-	-	-	3,467	4,920	8,387	300	8,687
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	120	-	602	(662)	-	60	-	60
Non-controlling interests arising from business combination		-	-	-	-	71	-	71	17	88
Share-based compensation - value of employee services	23,24	-	-	-	-	649	-	649	-	649
Shares held for share award schemes	22	-	-	(100)	-	-	-	(100)	-	(100)
Repurchase of shares		-	-	-	(1,249)	-	-	(1,249)	-	(1,249)
Additional investments in a non-wholly owned subsidiary		-	-	-	-	(10)	-	(10)	(8)	(18)
Appropriations to statutory reserves		-	-	-	-	3	(3)	-	-	-
Dividend to non-controlling interests		-	-	-	-	-	-	-	(42)	(42)
Total transactions with equity holders at their capacity as equity holders for the year		-	120	(100)	(647)	51	(3)	(579)	(33)	(612)
Balance at December 31, 2023		2	36,576	(302)	(6,996)	9,658	16,969	55,907	1,295	57,202

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2024		2	36,576	(302)	(6,996)	9,658	16,969	55,907	1,295	57,202
Profit for the year		-	-	-	-	-	6,644	6,644	465	7,109
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	7,786	-	7,786	-	7,786
Share of other comprehensive income of associates		-	-	-	-	112	-	112	-	112
Currency translation differences		-	-	-	-	120	-	120	-	120
Total comprehensive income for the year		-	-	-	-	8,018	6,644	14,662	465	15,127
Capitalization of retained earnings of a subsidiary under a group restructuring		-	-	-	-	2,042	(2,042)	-	-	-
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	108	-	650	(599)	-	159	-	159
Share-based compensation - value of employee services	23,24	-	-	-	-	596	-	596	-	596
Shares held for share award schemes	22	-	-	(218)	-	-	-	(218)	-	(218)
Repurchase of shares		-	-	-	(1,853)	-	-	(1,853)	-	(1,853)
Shares cancellation		-	(7,649)	-	7,649	-	-	-	-	-
Dividends to the Company's shareholders		-	-	-	-	-	(1,508)	(1,508)	-	(1,508)
Non-controlling interests arising from business combination		-	-	-	-	105	-	105	51	156
Capital contribution from non-controlling interests		-	-	-	-	13	-	13	109	122
Disposal of non-wholly owned subsidiaries		-	-	-	-	-	-	-	11	11
Dividends to non-controlling interests		-	-	-	-	-	-	-	(68)	(68)
Appropriations to statutory reserves		-	-	-	-	12	(12)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	(7,541)	(218)	6,446	127	(1,520)	(2,706)	103	(2,603)
Balance at December 31, 2024		2	29,035	(520)	(550)	19,845	20,051	67,863	1,863	69,726

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2025		2	29,035	(520)	(550)	19,845	20,051	67,863	1,863	69,726
Profit for the year		-	-	-	-	-	11,056	11,056	297	11,353
Fair value changes on financial assets at fair value through other comprehensive income		-	-	-	-	4,094	-	4,094	-	4,094
Share of other comprehensive loss of associates		-	-	-	-	(38)	-	(38)	-	(38)
Currency translation differences		-	-	-	-	(822)	-	(822)	-	(822)
Total comprehensive income for the year		-	-	-	-	3,234	11,056	14,290	297	14,587
Transactions with equity holders:
Exercise of share options/ RSUs	22,23	-	884	-	348	(693)	-	539	-	539
Share-based compensation - value of employee services	23,24	-	-	-	-	669	-	669	-	669
Shares held for share award schemes	22	-	-	(281)	-	-	-	(281)	-	(281)
Repurchase of shares		-	-	-	(462)	-	-	(462)	-	(462)
Dividends to the Company's shareholders		-	-	-	-	-	(1,974)	(1,974)	-	(1,974)
Non-controlling interests arising from business combination		-	-	-	-	15	-	15	552	567
Dividends to non-controlling interests		-	-	-	-	-	-	-	(54)	(54)
Deemed disposal		-	-	-	-	(147)	259	112	-	112
Recognition of financial liabilities in respect of the put option from business combination		-	-	-	-	(379)	-	(379)	-	(379)
Transactions with minority interest		-	-	-	-	(105)	-	(105)	105	-
Appropriations to statutory reserves		-	-	-	-	11	(11)	-	-	-
Total transactions with equity holders at their capacity as equity holders for the year		-	884	(281)	(114)	(629)	(1,726)	(1,866)	603	(1,263)
Balance at December 31, 2025		2	29,919	(801)	(664)	22,450	29,381	80,287	2,763	83,050

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2023	2024	2025
	Note	RMB’million	RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	29(a)	7,455	10,717	10,812
Interest received		707	913	1,240
Income taxes paid		(825)	(1,355)	(1,821)
Net cash inflow from operating activities		7,337	10,275	10,231
Cash flows from investing activities
Net cash payment for business combination		(9)	(34)	(1,056)
Purchase of property, plant and equipment		(165)	(319)	(305)
Purchase of intangible assets		(456)	(713)	(883)
Purchase of land use right		(543)	-	-
Placement of short-term investments		-	(12,000)	(3,800)
Receipt from short-term investments		-	12,035	3,851
Placement of term deposits with initial terms of over three months		(13,663)	(24,458)	(17,880)
Receipt from maturity of term deposits with initial terms of over three months		12,828	18,851	12,590
Payments for disposal of subsidiaries		-	(25)	-
Proceeds from disposal of investments accounted for using equity method		59	18	40
Payments for acquisition of investments accounted for using equity method		(15)	(234)	(1,841)
Payments for acquisition of investments accounted for as financial assets at fair value through profit or loss		(10)	(22)	(39)
Payments for acquisition of investments accounted for as financial assets at fair value through other comprehensive income		-	-	(1,244)
Payments for loan to third parties		(70)	(11)	-
Receipts from repayments of loans to third parties		46	20	-
Dividends received		126	61	332
Capital reduction of an associate		7	-	-
Other investing activities		2	13	8
Net cash outflow from investing activities		(1,863)	(6,818)	(10,227)
Cash flows from financing activities
Proceeds from exercise of share options		57	156	430
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(23)	(21)	-
Shares withheld for share award schemes	22	(100)	(217)	(281)
Payments for repurchase of ordinary shares		(1,249)	(1,925)	(390)
Dividends paid to the Company's shareholders		-	(1,508)	(1,981)
Dividends paid to non-controlling interests		(42)	(68)	(54)
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		52	-	-
Capital contribution from non-controlling interests		-	6	1
Payments for interests		(117)	(119)	(119)
Principal elements of lease payments	14	(116)	(134)	(124)
Repayment of notes payable		-	-	(2,131)
Net cash outflow from financing activities		(1,538)	(3,830)	(4,649)
Net increase/(decrease) in cash and cash equivalents		3,936	(373)	(4,645)
Cash and cash equivalents at beginning of the year		9,555	13,567	13,164
Exchange differences on cash and cash equivalents		76	(30)	(49)
Cash and cash equivalents at end of the year		13,567	13,164	8,470

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2025, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Date of Incorporation or acquisition	Equity Interest Held (direct or indirect)	Principal activities
Subsidiaries
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”)	Hong Kong	July 2016*	100%	Investment holding and music related services
Tencent Music (Beijing) Co., Ltd (“Beijing Tencent Music”)	PRC	July 2016*	100%	Technical support and consulting services
Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”)	PRC	July 2016*	100%	Technical support and consulting services
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (“TME Tech Shenzhen”)	PRC	February 2017	100%	Technical support and consulting services
Guangzhou Shiyinlian Software Technology Co., Ltd. (“Guangzhou Shiyinlian”)	PRC	October 2019	100%	Technical support and consulting services
Variable Interest Entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016*	100%	Online music and entertainment related services
Beijing Kuwo Technology Co., Ltd. (“Beijing Kuwo”)	PRC	July 2016*	100%	Online music and entertainment related services
Subsidiaries of Variable Interest Entities
Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”)	PRC	July 2016*	100%	Online music and entertainment related services
Shenzhen Lanren Online Technology Co., Ltd (“Shenzhen Lanren”)	PRC	March 2021	100%	Audio platform

* Representing the entities acquired by the Group on July 12, 2016.

Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, and the WOFEs having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB11,983 million and RMB11,612 million as at December 31, 2024 and 2025, respectively.

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

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs on a combined basis.

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Total current assets	11,837	10,488
Total non-current assets	7,203	10,679
Total assets	19,040	21,167
Total current liabilities	(7,023)	(8,169)
Total non-current liabilities	(344)	(1,048)
Total liabilities	(7,367)	(9,217)

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Total revenues	26,770	27,180	30,804
Net loss	(302)	(723)	(698)
Net cash inflow from operating activities	518	406	3,107
Net cash outflow from investing activities	(430)	(323)	(3,578)
Net cash (outflow)/inflow from financing activities	(40)	77	1,380
Net increase in cash and cash equivalents	48	160	909
Cash and cash equivalents, beginning of the year	490	538	697
Exchange differences on cash and cash equivalents	-	(1)	-
Cash and cash equivalents, end of the year	538	697	1,606

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The above combined financial statements amounts and balances included intercompany transactions which have been eliminated in the Company’s consolidated financial statements.

As at December 31, 2024 and 2025, the total assets of Group’s VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets, intangible assets, and land use rights.

As at December 31, 2024 and 2025, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.

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

2.2.
New and amendments to the accounting standards adopted and recent accounting pronouncements
(a)
New and amendments to the accounting standards adopted

The following standard and amendment has been adopted by the Group for the first time for the financial year beginning on January 1, 2025:

Amendments to IAS 21	Lack of Exchangeability

The adoption of the amendment does not have material impact on the consolidated financial statements of the Group.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Recent accounting pronouncements

Certain amendments to accounting standards and interpretation have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group. As at the date of approval of these consolidated financial statements, the Group is still in the process of assessing the effects of adopting IFRS 18, IFRS 19 and these amendments and improvements to IFRS Accounting Standards. The Group will continue to assess the effects of these new and amended standards..

Effective for annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027
Amendments to IAS 36, IFRS 18, IAS 1, IAS 37, IAS 8, IFRS 7	Disclosures about Uncertainties in the Financial Statements—Illustrative examples	January 1, 2027

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2.11 whenever there is an indication that the carrying amount may be impaired.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(b)
Separately acquired and internal developed content and copyrights

Separately acquired content and copyrights are shown at historical cost. The Group also produces or/and contracts with external parties to produce content to exhibit on its platforms. Produced content includes direct production costs, production overheads and acquisition costs. The Group recognizes internal developed content as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Capitalized in-house produced content and separately acquired content and copyrights are amortized over the estimated useful lives within 5 years.

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

Corporate customer relationship	3 - 9 years
Supplier resources and artist contracts	5 - 10 years
Non-compete agreements	4 - 10 years
Copyrights	3 - 10 years

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2.17.
Put option arrangements on non-controlling interest

Put options on non-controlling interest of the Group are financial instruments granted by the Group which permit the holders to put back to the Group their shares in certain non wholly-owned subsidiaries of the Group for cash or other financial instruments when certain conditions are met. If the Group does not have the unconditional right to avoid delivering cash or other financial instruments under the put option, a financial liability is initially recognized under “other payables and other liabilities” in the consolidated financial statements at the present value of the estimated future cash outflows on exercise under the put option. Subsequently, if the Group revises its estimates of payments, the Group will adjust the carrying amount of the financial liability to reflect actual and revised estimated cash outflows. The Group will recalculate the carrying amount based on the present value of revised estimated future cash outflows at the financial instrument’s original effective interest rate and the adjustment will be recognized in the consolidated statement of changes in equity. In the event that the put option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

The put option liabilities are non-current liabilities unless the put option first becomes exercisable within 12 months after the end of the reporting period.

2.18.
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

General and specific finance costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. During the years ended December 31, 2023, 2024 and 2025, no finance costs had been capitalized.

2.19.
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

2.20.
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

2.21.
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

2.22.
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

2.23.
Revenue recognition

The Group generates revenues primarily from provision of online music and social entertainment services, such as subscriptions, advertising, offline performances, customized artist-related merchandise sales and virtual gift sales. When the Group has multiple performance obligations to the customer, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers; but where stand-alone selling prices are not directly observable, estimation techniques are used. For each performance obligation, revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)
Revenue from online music services

Online music services revenues primarily include revenues from subscriptions, advertising, offline performances, sale of customized artist-related merchandise and sale of digital music singles and albums on the Group’s online music platforms.

The Group provides to users subscription packages with different combinations of features and privileges. For example, users subscribing for basic subscription package are offered a fixed amount of non-accumulating downloads per month and access to pay-for-streaming content, users subscribing for premium memberships have access to certain add-on features and privileges, and users subscribing for Super VIP membership have access to a variety of compelling privileges, such as access to certain audio content, higher sound quality, etc. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its various performance obligations by providing services throughout the subscription period and the majority of subscription revenue is recognized over time accordingly.

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

Revenue from offline performances is primarily generated through sale of tickets and is recognized when the concert event occurs. Revenue from sale of customized artist-related merchandise is recognized when control of the product or service is transferred to the customer.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2.24.
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

2.25.
Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses for branding and acquiring user traffic for the Group’s online music platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation). Advertising costs are included in “Selling and marketing” and are expensed when the service is received.

2.26.
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

2.27.
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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As at December 31, 2025, the Group’s monetary assets that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB14 million (2024: RMB18 million) and RMB128 million (2024: RMB25 million), respectively, and the Group’s monetary liabilities that exposed to foreign exchange risk arising from US$ and RMB amounted to RMB9 million (2024: RMB1 million) and RMB1,217 million (2024: RMB1,167 million), respectively.

The Group performed sensitivity analysis based on the net exposure to each of the exposure arising from US$ and RMB at end of each reporting period. As at December 31, 2024 and 2025, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of US$ and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

(ii)
Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for the years ended December 31, 2024 and 2025. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB725 million and RMB1,312 million higher/lower, for the years ended December 31, 2024 and 2025, respectively, and profit for the year would have been approximately RMB13 million and RMB11 million higher/lower, for the years ended December 31, 2024 and 2025, respectively.

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

No single external customer contributed to more than 10% of the revenue of the Group for the years ended December 31, 2023, 2024 and 2025.

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year end. As at December 31, 2024 and 2025, loss allowance made against the gross amounts of accounts receivable were not material, accordingly, the provision matrix is not presented.

As at December 31, 2024 and 2025, the carrying amounts of accounts receivable approximated their fair value.

(c)
Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As at December 31, 2024 and 2025, the Group’s major external borrowings represented the senior unsecured notes issued in September 2020, details of which are disclosed in Note 25. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2025 are RMB70 million (FY24: RMB2,258 million), RMB3,795 million (FY24: RMB288 million) and nil (FY24: RMB3,666 million) respectively.

Apart from the above, majority of the Group’s financial liabilities comprised lease liabilities, accounts payable, and other payables and accruals. Except for accounts payable are due for settlement contractually within 12 months, the contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2025 are RMB118 million (FY24:RMB125 million), RMB209 million (FY24:

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RMB223 million) and RMB6 million (FY24: RMB9 million) respectively. The contractual undiscounted cash flows of the Group’s other payables and other liabilities in the next twelve months, more than 1 year but within 5 years and over 5 years as at December 31, 2025 are RMB3,558 million (FY24:RMB3,381 million), RMB393 million (FY24: nil) and RMB158 million (FY24: nil) respectively.

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

As at December 31, 2024 and 2025, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

3.3.
Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2024 and 2025 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

As at December 31, 2025, the Group’s financial instruments carried at fair value comprised financial assets at fair value through other comprehensive income (Note 18(a)) stated in the consolidated balance sheets measured at level 1 hierarchy with amount of RMB26,217 million (as at December 31, 2024: RMB14,498 million) and measured at level 3 hierarchy with amount of RMB14 million (as at December 31, 2024: nil), while other investments (Note 18(b)) at level 3 fair value hierarchy with amount of RMB386 million (as at December 31, 2024: RMB355 million).

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2024 and 2025, there was no transfer between level 1, 2 and 3 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, represented other investments (Note 18(b)).

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

5.
Revenue

During the years ended December 31, 2023, 2024 and 2025, revenue contributed by music subscription packages, majority of which were recognized over time, amounted to RMB12,096 million, RMB15,227 million and RMB17,660 million, respectively.

During the years ended December 31, 2023, 2024 and 2025, revenue contributed by advertising services amounted to RMB3,003 million, RMB3,978 million and RMB4,929 million, respectively.

During the years ended December 31, 2023, 2024 and 2025, the majority of the revenue from online music services are recognized over time and the majority of the revenue from social entertainment services are recognized at a point in time.

The Group does not disclose the information about the remaining performance obligation as the performance obligations of the Group have an expected duration of one year or less.

Details of contract liabilities were disclosed in Note 27.

6.
Interest Income

Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

7.
Other gains, net

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Gain on deemed disposal (note i)	-	-	2,373
Dividends from investments	15	17	173
Government grants and tax rebates (note ii)	195	90	59
Fair value change of investments	-	12	49
Net gains/(losses) in relation to equity investments	12	(50)	8
Impairment provision for investment in associates (Note 17)	(23)	(64)	(82)
Gains/(losses) on step-up acquisition arising from business combination	4	29	(6)
Others (note iii)	27	131	58
	230	165	2,632

Note i: As at December 31, 2024, the Group held 10% equity interest in a consortium led by Tencent and the consortium held 20% equity interest in Universal Music Group(“UMG”). With the Group's ability to exercise significance influence on the consortium, the Group accounted for the investment as investments accounted for using equity method. In March 2025, the consortium completed a transfer of the UMG shares held by the consortium to its members through distribution-in-kind. Following the distribution, the Group held directly 2% equity interests in UMG and the Group designated the investment as financial assets at fair value through other comprehensive income. The gain with amount of RMB2,373 million on deemed disposal of investment accounted for using equity method was recognized during the year ended December 31, 2025.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note ii: There are no unfulfilled conditions or contingencies related to these subsidies.

Note iii: During the years ended December 31, 2023, 2024 and 2025, sharing of ADS service fee with amount of RMB95 million, RMB110 million and RMB57 million, respectively, were included in others.

8.
Expenses by nature

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Service costs (note i)	14,176	11,974	11,349
Advertising agency fees	790	1,015	1,225
Employee benefits expenses (note ii and note iii)	3,990	3,819	4,127
Promotion and advertising expenses	603	611	672

Notes:

(i)
Service costs mainly comprised content costs of royalties, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.
(ii)
During the years ended December 31, 2023, 2024 and 2025, the Group incurred expenses for the purpose of research and development of approximately RMB2,525 million, RMB2,280 million and RMB2,317 million, which comprised employee benefits expenses of RMB2,303 million, RMB2,084 million and RMB2,144 million, respectively. No material development expenses had been capitalized for the years ended December 31, 2023, 2024 and 2025.
(iii)
Employee benefits expenses

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Wages, salaries and bonuses	2,562	2,539	2,720
Welfare, medical and other expenses	566	491	519
Share-based compensation expenses	670	596	669
Contribution to pension plans	192	193	219
	3,990	3,819	4,127

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

9.
Finance costs

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Interest and related expenses	124	124	122
Exchange losses/(gains)	17	(30)	7
	141	94	129

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

Beijing Kuwo, Yeelion Online and TME Tech Shenzhen have been recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. For the year ended December 31, 2023, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), a subsidiary of the Group, was recognized as HNTE by relevant government authorities and was entitled to a preferential tax rate of 15%. Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) was qualified as an SE and was entitled to a reduced tax rate of 12.5% for the year ended December 31, 2023. Shiyinlian was recognized as HNTE by relevant government authorities and was entitled to a preferential tax rate of 15% for the years ended December 31, 2024 and 2025.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2025, the Group mainly operates in Chinese Mainland and Hong Kong. Pillar Two legislation has been effective in Hong Kong since January 1, 2025 and the current tax exposure for the year ended December 31, 2025 is immaterial. While Pillar Two legislation is not yet enacted or substantively enacted in Chinese Mainland as at December 31, 2025, it is estimated that the Group’s income tax would not be materially different had such legislation been in effect for the year ended December 31, 2025. The Group will continue assessing the Pillar Two tax exposure and the impacts on its consolidated financial statements accordingly. Regarding deferred income tax accounting, the Group has applied the exception to recognizing and disclosing deferred income tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The income tax expense of the Group is analyzed as follows:

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Current income tax	814	1,668	1,969
Deferred income tax (note b)	11	(65)	(45)
Total income tax expense	825	1,603	1,924

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2023, 2024 and 2025, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Profit before income tax	6,045	8,712	13,277
Tax calculated at a tax rate of 25%	1,511	2,178	3,319
Effects of different tax rates applicable to different subsidiaries of the Group	(34)	(84)	(227)
Effects of preferential tax rate on assessable profit of certain subsidiaries	(888)	(932)	(1,234)
Expense not deductible for tax purposes	187	39	93
Income not subject to tax	(1)	(61)	(486)
Unrecognized deferred income tax assets	32	69	43
Utilization of previously unrecognized tax assets	(45)	(52)	(55)
Withholding tax on the earnings remitted or expected to be remitted by subsidiaries	75	440	441
Others	(12)	6	30
	825	1,603	1,924

The Group’s profit before tax consists of:

	Year ended December 31,
	2023 RMB’million	2024 RMB’million	2025 RMB’million
Non-PRC	311	578	2,950
PRC	5,734	8,134	10,327
	6,045	8,712	13,277

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Deferred income tax

	As at December 31,
	2024	2025
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	158	195
Deferred revenue	29	43
Accruals	185	199
Lease liabilities	61	65
Others	50	55
Total deferred tax assets	483	557
Set-off of deferred tax assets pursuant to set-off provisions	(61)	(59)
Net deferred tax assets	422	498
The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	173	386
Right-of-use assets	58	59
Withholding tax on earnings expected to be remitted by subsidiaries	-	86
Others	28	32
Total deferred tax liabilities	259	563
Set-off of deferred tax liabilities pursuant to set-off provisions	(61)	(59)
Net deferred tax liabilities	198	504

The recovery of deferred income tax:

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Gross deferred tax assets:
to be recovered after more than 12 months	29	63
to be recovered within 12 months	454	494
	483	557
Set-off of deferred tax assets pursuant to set-off provisions	(61)	(59)
Net deferred tax assets	422	498
Gross deferred tax liabilities:
to be recovered after more than 12 months	113	365
to be recovered within 12 months	146	198
	259	563
Set-off of deferred tax liabilities pursuant to set-off provisions	(61)	(59)
Net deferred tax liabilities	198	504

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Lease liabilities	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2024	144	17	177	76	13	427
Credited/(charged) to income statement	14	12	8	(15)	37	56
At December 31, 2024	158	29	185	61	50	483
Credited to income statement	37	14	14	4	5	74
At December 31, 2025	195	43	199	65	55	557

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2024 and 2025, the Group did not recognize deferred income tax assets of RMB93 million and RMB90 million respectively in respect of cumulative tax losses amounting to RMB543 million and RMB561 million, respectively. These tax losses will expire from 2026 to 2035.

The movements of deferred income tax liabilities were as follows:

	Intangible assets	Right-of-use assets	Withholding tax on the earnings expected to be remitted by subsidiaries	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2024	167	72	75	-	314
(Credited)/charged to income statement	(23)	(14)	-	28	(9)
Withholding tax paid	-	-	(75)	-	(75)
Business combinations	29	-	-	-	29
At December 31, 2024	173	58	-	28	259
(Credited)/charged to income statement	(62)	1	86	4	29
Business combinations	275	-	-	-	275
At December 31, 2025	386	59	86	32	563

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Earnings
Net profit attributable to equity holders of the Company	4,920	6,644	11,056

	Number of shares
	Year ended December 31,
	2023	2024	2025
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,121,653,686	3,084,230,029	3,067,255,442
Dilution effect- adjustments for share options and RSUs	46,732,345	46,631,691	41,548,286
Shares used in computing diluted earnings per share	3,168,386,031	3,130,861,720	3,108,803,728

	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	1.58	2.15	3.60
Diluted earnings per share for Class A and Class B ordinary shares	1.55	2.12	3.56
Basic earnings per ADS	3.15	4.31	7.21
Diluted earnings per ADS	3.11	4.24	7.11

Note: One ADS represents two Class A ordinary shares of the Company.

For the years ended December 31, 2023, 2024 and 2025, certain share options and certain RSUs that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.
Property, plant and equipment

	Servers and network equipment	Leasehold improvements	Construction in progress	Office furniture, equipment and others	Total
	RMB ’million	RMB ’million	RMB ’million	RMB ’million	RMB ’million
At January 1, 2024
Cost	335	168	341	96	940
Accumulated depreciation	(285)	(98)	-	(67)	(450)
Net book amount	50	70	341	29	490
Year ended December 31, 2024
Opening net book amount	50	70	341	29	490
Transfer from construction in progress	-	1	(1)	-	-
Additions	4	9	378	22	413
Disposals	(6)	(32)	-	(1)	(39)
Depreciation charge	(20)	(24)	-	(17)	(61)
Closing net book amount	28	24	718	33	803
At December 31, 2024
Cost	219	135	718	102	1,174
Accumulated depreciation	(191)	(111)	-	(69)	(371)
Net book amount	28	24	718	33	803
Year ended December 31, 2025
Opening net book amount	28	24	718	33	803
Transfer from construction in progress	-	4	(4)	-	-
Additions	3	23	387	43	456
Disposals	(2)	-	-	(7)	(9)
Depreciation charge	(11)	(21)	-	(17)	(49)
Closing net book amount	18	30	1,101	52	1,201
At December 31, 2025
Cost	81	124	1,101	139	1,445
Accumulated depreciation	(63)	(94)	-	(87)	(244)
Net book amount	18	30	1,101	52	1,201

The Group used the facilities for issuing payment guarantees of the constructions of buildings and has utilized RMB86 million related to the constructions of buildings as at December 31, 2025.

During the years ended December 31, 2023, 2024 and 2025, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Cost of revenues	37	20	10
General and administrative expenses	45	41	39
	82	61	49

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.
Land use rights

	Year ended December 31,
	2024	2025
	RMB’million	RMB’million
Net book amount at January 1	2,437	2,364
Amortization charge	(73)	(74)
Net book amount at December 31	2,364	2,290

The land use rights mainly represent prepaid operating lease payments in respect of land in the Mainland China with lease period ranging from 30 to 40 years.

14.
Right-of-use assets

The carrying amounts of right-of-use assets are as below:

Buildings
RMB’million
Net book amount at January 1, 2024	367
Inception of new leases	69
Depreciation charge	(118)
Disposals	(23)
Net book amount at December 31, 2024	295
Inception of new leases	104
Depreciation charge	(108)
Disposals	(4)
Net book amount at December 31, 2025	287

The interest expense arising from lease liabilities (included in finance costs) and expenses related to short-term leases (included in cost of revenue and expenses) are as below:

	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Interest expense (included in finance costs)	18	17	13
Expense relating to short-term leases (included in cost of revenues and expenses)	71	53	49

The total cash outflow in financing activities for leases in the years ended December 31, 2023, 2024 and 2025 was RMB132 million, RMB152 million and RMB134 million, respectively, including principal elements of lease payments of approximately RMB116 million, RMB134 million and RMB124 million, and related interest paid of approximately RMB16 million, RMB18 million and RMB10 million, respectively.

Accordingly, the total cash outflow for leases in the years ended December 31, 2023, 2024 and 2025 was RMB204 million, RMB205 million, RMB183 million, respectively.

The Group considered the leases as single transactions in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2024 and 2025, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

During the years ended December 31, 2023, 2024 and 2025, the leases of low value items were immaterial and there were no lease with variable lease payment.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.
Intangible assets

	Domain name, trademark and Internet audio/video program transmission license RMB’million	Copyrights RMB’million	Supplier resources RMB’million	Corporate customer relationships RMB’million	Non-compete agreement RMB’million	Others RMB’million	Total RMB’million
At January 1, 2024
Cost	1,650	3,275	337	244	176	413	6,095
Accumulated amortization	(934)	(2,140)	(334)	(207)	(156)	(292)	(4,063)
Net book amount	716	1,135	3	37	20	121	2,032
Year ended December 31, 2024
Opening net book amount	716	1,135	3	37	20	121	2,032
Additions	-	678	-	-	-	6	684
Business combinations	-	146	-	-	-	-	146
Disposals	-	(13)	-	-	-	(1)	(14)
Amortization charge	(143)	(590)	(1)	(9)	(6)	(50)	(799)
Closing net book amount	573	1,356	2	28	14	76	2,049
At December 31, 2024
Cost	1,650	4,099	337	244	176	417	6,923
Accumulated amortization	(1,077)	(2,743)	(335)	(216)	(162)	(341)	(4,874)
Net book amount	573	1,356	2	28	14	76	2,049
Year ended December 31, 2025
Opening net book amount	573	1,356	2	28	14	76	2,049
Additions	-	960	-	-	-	12	972
Business combinations	-	388	-	-	73	684	1,145
Disposals	-	(45)	(1)	-	-	(3)	(49)
Amortization charge	(143)	(970)	-	(6)	(9)	(90)	(1,218)
Closing net book amount	430	1,689	1	22	78	679	2,899
At December 31, 2025
Cost	1,650	5,544	316	40	93	928	8,571
Accumulated amortization	(1,220)	(3,855)	(315)	(18)	(15)	(249)	(5,672)
Net book amount	430	1,689	1	22	78	679	2,899

During the years ended December 31, 2023, 2024 and 2025, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Cost of revenues	578	597	999
Selling and marketing expenses	10	10	5
General and administrative expenses	193	192	214
	781	799	1,218

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.
Goodwill

	Year ended December 31,
	2024	2025
	RMB’million	RMB’million
At January 1	19,542	19,647
Business combinations	105	874
At December 31	19,647	20,521

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

For online music and social entertainment operations as stated above, value in use using discounted cash flows was calculated based on five-year financial projections with an average compound annual revenue growth of not more than 7% (2024: not more than 9%) plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate of not more than 3% (2024: not more than 3%). Pre-tax discount rate of not more than 15% (2024: not more than 16%) was applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. For the other businesses, value in use using discounted cash flows was calculated, generally, based on five-year financial projections with an average compound annual revenue growth of not more than 11% (2024: not more than 11%) plus an estimated terminal growth rate of not more than 3% (2024: not more than 3%). Pre-tax discount rates of not more than 19% (2024: not more than 20%) were applied, which reflected assessment of time value and specific risks relating to the industries that the Group operates in. In respect of the market approach adopted for an overseas business, the fair value less costs of disposal was primarily determined based on ratios of enterprise value to revenue of several comparable public companies (range: 0.8x – 5.7x), where the fair value was determined as level 3 according to the principle set out in Note 3.3. The comparable public companies were chosen based on factors such as industry similarity, company size, profitability and financial risks etc.

Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the above CGUs applied discounted cash flows method to exceed their respective recoverable amounts as material headroom resulted from the impairment reviews over their respective carrying amounts. No impairment had been recognized for the years ended December 31, 2023, 2024 and 2025.

17.
Investments accounted for using equity method

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Investments in associates	4,590	1,572
Investments in joint ventures	79	87
	4,669	1,659

	Year ended December 31,
	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Share of profit/(loss) of investments accounted for using equity method:
Associates	129	99	45
Joint ventures	(2)	(3)	(3)
	127	96	42

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,
	2024	2025
	RMB’million	RMB’million
At January 1	4,274	4,669
Additions	356	1,846
Business combination	-	2
Share of profit, net	96	42
Share of other comprehensive income/(loss)	112	(38)
Deemed disposal (Note 7)	-	(4,506)
Disposal	(3)	(52)
Step-up acquisition accounted for as business combination	(45)	(22)
Impairment provision (note)	(64)	(82)
Currency translation differences	58	(30)
Dividend income	(115)	(170)
At December 31	4,669	1,659

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

The Group performed an impairment test for the investment in an associate and recognized an impairment provision of RMB64 million and RMB82 million for the years ended December 31, 2024 and 2025, respectively, based on the recoverable amounts, and their recoverable amounts were determined using fair value less costs of disposal.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

18.
Financial assets at fair value
(a)
Financial assets at fair value through other comprehensive income

As at December 31, 2024 and 2025, the Group’s financial assets at fair value through other comprehensive income include equity investments in listed securities and equity investments in unlisted securities as the following table. The investments in listed equity securities mainly represented its investment in Spotify Technology S.A. (“Spotify”) and UMG.

	As at December 31,
	2024	2025
	RMB’million	RMB’million

Equity investments in listed entities	14,498	26,217
Equity investments in unlisted entities	-	14
	14,498	26,231

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,
	2024	2025
	RMB’million	RMB’million

At January 1	6,540	14,498
Additions	-	8,271
Fair value change	7,786	4,094
Currency translation differences	172	(632)
At December 31	14,498	26,231

(b)
Other investments

As at December 31, 2024 and 2025, the Group’s other investments represented financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,
	2024	2025
	RMB’million	RMB’million
At January 1	344	355
Additions	31	40
Fair value change	(23)	(2)
Disposal	-	(1)
Currency translation differences	3	(6)
At December 31	355	386
Of which are:
Current	46	83
Non-current	309	303
	355	386

19.
Prepayments, deposits and other assets

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Included in non-current assets
Prepaid content royalties	323	267
Others	102	98
	425	365
Included in current assets
Prepaid content royalties	1,662	2,117
Interest receivables	976	840
Prepaid promotion and other expenses	767	756
Prepaid vendors deposits and other receivables	190	198
Value-added tax recoverable	77	98
Receivable from Tencent (Note 32(b))	48	78
Others	73	96
	3,793	4,183

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.
Accounts receivable

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Accounts receivable	3,530	3,931
Less: loss allowance for expected credit losses	(22)	(28)
Accounts receivable, net	3,508	3,903
Ageing analysis of the accounts receivable based on invoice date:
Up to 3 months	3,102	3,495
3 to 6 months	217	318
Over 6 months	211	118
	3,530	3,931

The loss allowances for accounts receivable as at December 31, 2024 and 2025 reconciled to the opening loss allowances as follows:

	Year ended December 31,
	2024	2025
	RMB’million	RMB’million
At January 1	77	22
Provision for loss allowance recognized in income statement	17	6
Receivables written off during the year as uncollectible	(72)	-
At December 31	22	28

21.
Term deposits and cash and cash equivalents
(a)
Term deposits

As at December 31, 2024 and 2025, the Group’s term deposits were denominated in RMB and US$.

As at December 31, 2024 and 2025, the carrying amounts of the term deposits with initial terms of over three months approximated their fair value.

(b)
Restricted cash

As at December 31, 2025, restricted cash held at banks of RMB15 million (December 31, 2024: RMB11 million) were mainly denominated in RMB, representing restricted deposits used as security against certain lawsuits.

(c)
Cash and cash equivalents

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Cash at bank	12,310	8,169
Term deposits with initial terms within three months	854	301
	13,164	8,470

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.
Share capital

	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury Shares RMB’million
Balance January 1, 2023
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,432,154,262	2	36,456	(202)	(6,349)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	120	-	602
-Shares held for share award schemes (note ii)	-	-	-	(100)	-
Repurchase of ordinary shares (note iii)	-	-	-	-	(1,249)
Shares cancellation	(1)	-	-	-	-
Balance December 31, 2023
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,432,154,261	2	36,576	(302)	(6,996)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	108	-	650
-Shares held for share award schemes (note ii)	-	-	-	(218)	-
Repurchase of ordinary shares (note iii)	-	-	-	-	(1,853)
Shares cancellation	(334,345,253)	-	(7,649)	-	7,649
Balance December 31, 2024
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,097,809,008	2	29,035	(520)	(550)
Employee share award schemes
-Exercise of share options/ RSUs (note i)	-	-	884	-	348
-Shares held for share award schemes (note ii)	-	-	-	(281)	-
Repurchase of ordinary shares (note iii)	-	-	-	-	(462)
Shares allotted and issued for share award scheme	50,000,000	-	-	-	-
Shares cancellation	(8)	-	-	-	-
Balance December 31, 2025
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,147,809,000	2	29,919	(801)	(664)

As at December 31, 2024 and 2025, analysis of the Company’s issued shares is as follows:

	As at December 31, 2024		As at December 31, 2025
	Number of issued shares	Share capital RMB’million	Number of issued shares	Share capital RMB’million
Class A ordinary shares	1,432,859,756	1	1,482,859,752	1
Class B ordinary shares	1,664,949,252	1	1,664,949,248	1
	3,097,809,008	2	3,147,809,000	2

* All issued shares were fully paid as at December 31, 2024 and 2025.

(i)
During the years ended December 31, 2023, 2024 and 2025, the Company transferred 24,532,300, 25,873,230 and 10,070,368 Class A ordinary shares from the Treasury shares to the grantees for the exercise of share options/RSUs, respectively.
(ii)
During the years ended December 31, 2023, 2024 and 2025, the Share Scheme Trust purchased and withheld 3,319,513, 4,724,753 and 3,892,390 Class A ordinary shares of the Company for an amount of approximately RMB100 million, RMB218 million and RMB281 million which had been deducted from the equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2024 and 2025, the Share Scheme Trust held 15,973,760 and 48,550,176 Class A ordinary shares, respectively. These shares include those designated for the purpose of granting awarded shares to the participants under the Share Award Schemes, as well as shares that have been purchased and withheld by the Share Scheme Trust.

(iii)
Repurchase of shares

In March 2023, the board of directors of the Company authorized a new share repurchase program, under which the Company may repurchase up to USD500 million of its Class A ordinary shares in the form of ADSs during a 24-month period commencing from March 20, 2023 (the “2023 Share Repurchase Program”). During the years ended December 31, 2023, 2024 and 2025, the Company repurchased 25,272,973, 25,497,797 and 5,943,751 ADSs from the open market, at an aggregate consideration of approximately US$175 million, US$261 million and US$64 million (equivalents to approximately RMB1,249 million, RMB1,853 million and RMB462 million) in cash, respectively, under the 2023 Share Repurchase Program.

On March 17, 2025, board of directors of the Company authorized the 2025 Share Repurchase Program under which the Company may repurchase up to US$1 billion of our Class A ordinary shares, including in the form of ADSs, during a two-year period commencing on March 21, 2025. No share has been repurchased under the 2025 Share Repurchase Program.

The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.
Other reserves

	Share-based compensation reserve RMB’million	Contribution from ultimate holding company RMB’million	PRC statutory reserve RMB’million	Foreign currency translation reserve RMB’million	Fair value reserve RMB’million	Others RMB’million	Total other reserves RMB’million
At January 1, 2023	1,707	463	216	(36)	(1,051)	4,841	6,140
Currency translation differences	-	-	-	193	-	-	193
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	3,270	-	3,270
Share of other comprehensive income of associates	-	-	-	-	-	4	4
Share based compensation	649	-	-	-	-	-	649
Exercise of share options/ RSUs	(662)	-	-	-	-	-	(662)
Additional investments in a non- wholly owned subsidiary	-	-	-	-	-	(10)	(10)
Profit appropriations to PRC statutory reserves	-	-	3	-	-	-	3
Non-controlling interests arising from business combination	-	-	-	-	-	71	71
At December 31, 2023	1,694	463	219	157	2,219	4,906	9,658
Capitalization of retained earnings of a subsidiary under a group restructuring	-	-	-	-	-	2,042	2,042
Currency translation differences	-	-	-	120	-	-	120
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	7,786	-	7,786
Share of other comprehensive income of an associate	-	-	-	-	-	112	112
Share based compensation	596	-	-	-	-	-	596
Exercise of share options/ RSUs	(599)	-	-	-	-	-	(599)
Capital contribution from non- controlling interests	-	-	-	-	-	13	13
Profit appropriations to PRC statutory reserves	-	-	12	-	-	-	12
Non-controlling interests arising from business combination	-	-	-	-	-	105	105
At December 31, 2024	1,691	463	231	277	10,005	7,178	19,845
Currency translation differences	-	-	-	(822)	-	-	(822)
Fair value changes on financial assets at fair value through other comprehensive income	-	-	-	-	4,094	-	4,094
Share of other comprehensive income of an associate	-	-	-	-	-	(38)	(38)
Share based compensation	669	-	-	-	-	-	669
Exercise of share options/ RSUs	(693)	-	-	-	-	-	(693)
Profit appropriations to PRC statutory reserves	-	-	11	-	-	-	11
Deemed disposal	-	-	-	-	-	(147)	(147)
Recognition of financial liabilities in respect of the put option from business combination	-	-	-	-	-	(379)	(379)
Non-controlling interests arising from business combination						15	15
Transactions with minority interest	(105)	-	-	-	-	-	(105)
At December 31, 2025	1,562	463	242	(545)	14,099	6,629	22,450

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of	Weighted- average exercise price	Weighted- average grant date fair value
	options	(US$)	(US$)
Outstanding as at January 1, 2023	1,412,772	0.22	1.93
Exercised	(479,788)	0.25	1.90
Forfeited	(21,920)	0.27	1.93
Outstanding as at December 31, 2023	911,064	0.20	1.95
Vested and expected to vest as at December 31, 2023	911,064	0.20	1.95
Exercisable as at December 31, 2023	911,064	0.20	1.95
Non vested as at December 31, 2023	-	-	-
Outstanding as at January 1, 2024	911,064	0.20	1.95
Exercised	(155,342)	0.24	1.91
Transferred to 2024 Share Incentive Plan	(755,722)	0.19	1.96
Outstanding as at December 31, 2024 and 2025	-	-	-

The weighted average price of the shares at the time these options were exercised was US$3.92 per share (equivalent to approximately RMB27.86) and US$5.35 per share (equivalent to approximately RMB39.07) during the years ended December 31, 2023 and 2024.

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

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movements in the number of RSUs for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Number of awarded shares
	Year ended December 31,
	2023	2024	2025
Outstanding as at January 1	59,463,350	50,725,492	-
Granted	20,502,878	2,479,451	-
Vested	(23,885,214)	(8,312,976)	-
Forfeited	(5,355,522)	(1,225,042)	-
Transferred to 2024 Share Incentive Plan	-	(43,666,925)	-
Outstanding as at December 31	50,725,492	-	-
Expected to vest as at December 31	45,097,852	-	-

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2023 and 2024 was US$3.78 per share (equivalent to approximately RMB26.83 per share) and US$5.15 per share (equivalent to approximately RMB37.62 per share), respectively.

Share options granted are generally subject to a four-batch vesting schedule as determined by the board of directors upon the grant. One-fourth (1/4) of which shall vest nine months or eighteen months after grant date, respectively, as provided in the grant agreement, and one-fourth (1/4) of which vest upon every year thereafter.

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2023	48,104,542	3.65	1.89
Granted	1,958,914	3.81	2.18
Exercised	(3,851,238)	2.16	1.42
Forfeited	(2,398,792)	4.49	2.15
Outstanding as at December 31, 2023	43,813,426	3.74	1.93
Vested and expected to vest as at December 31, 2023	42,189,736	3.77	1.94
Exercisable as at December 31, 2023	21,062,538	4.65	2.42
Non vested as at December 31, 2023	22,750,888	2.90	1.47
Outstanding as at January 1, 2024	43,813,426	3.74	1.93
Granted	837,458	5.26	3.07
Exercised	(5,265,754)	2.81	1.46
Forfeited	(718,272)	2.53	1.33
Transferred to 2024 Share Incentive Plan	(38,666,858)	3.92	2.03
Outstanding as at December 31, 2024 and 2025	-	-	-

The weighted average price of the shares at the time these options were exercised was US$3.96 per share (equivalent to approximately RMB28.08) and US$6.66 per share (equivalent to approximately RMB48.58) during the years ended December 31, 2023 and 2024.

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

Movements in the number of RSUs for the years ended December 31, 2024 and 2025 are as follows:

	Number of awarded shares	Number of awarded shares
	Year Ended December 31,	Year Ended December 31,
	2024	2025
Outstanding as at January 1	-	38,249,608
Transferred from 2017 Restricted Share Scheme	43,666,925	-
Granted	10,389,949	11,834,582
Vested	(14,163,058)	(15,164,488)
Forfeited	(1,644,208)	(2,370,976)
Outstanding as at December 31	38,249,608	32,548,726
Expected to vest as at December 31	34,023,770	28,962,286

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the year ended December 31, 2024 and 2025 was US$7.13 per share (equivalent to approximately RMB52.01 per share) and US$9.24 per share (equivalent to approximately RMB64.65 per share), respectively.

Movements in the number of share options for the years ended December 31, 2024 and 2025 are as follows:

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2024	-	-	-
Transferred from other plans	39,422,580	3.85	2.02
Granted	483,372	7.50	4.08
Exercised	(2,372,196)	3.14	1.75
Forfeited	(778,380)	5.30	2.34
Outstanding as at December 31, 2024	36,755,376	3.92	2.06
Vested and expected to vest as at December 31, 2024	35,878,888	3.94	2.07
Exercisable as at December 31, 2024	23,228,552	4.44	2.33
Non vested as at December 31, 2024	13,526,824	3.02	1.61
Outstanding as at January 1, 2025	36,755,376	3.92	2.06
Granted	3,230,414	6.55	3.82
Exercised	(16,221,854)	4.65	2.29
Forfeited	(1,928,084)	4.38	2.41
Outstanding as at December 31, 2025	21,835,852	3.72	2.12
Vested and expected to vest as at December 31, 2025	21,326,552	3.71	2.12
Exercisable as at December 31, 2025	13,714,136	3.50	2.01
Non vested as at December 31, 2025	8,121,716	4.09	2.31

The weighted average price of the shares at the time these options were exercised was US$6.17 per share (equivalent to approximately RMB45.02) and US$10.08 per share (equivalent to approximately RMB70.50) during the year ended December 31, 2024 and 2025, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)
Fair value of options

The fair value of share options was valued using the Binomial option-pricing model as at the respective grant dates.

Assumptions used in the Binomial option-pricing model are presented below:

	Year ended December 31,
	2023	2024	2025
Risk free interest rate	3.46%-3.83%	4.23%-4.31%	4.48%-4.65%
Expected dividend yield	0%	0%-0.12%	0.13%-0.23%
Expected volatility	60%	60%	60%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years	10 years

(c)
Outstanding share options

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		December 31,	December 31,
Expiry date	Exercise price	2024	2025
10 years commencing from the date of grant of options	US$0.000076	188,180	-
	US$0.27	858,468	380,740
	US$1.93	11,487,364	8,027,128
	US$2.24~US$2.32	6,967,848	4,124,428
	US$3.32~US$3.82	1,871,798	909,652
	US$4.24	254,952	204,952
	US$5.26~US$5.29	4,601,652	2,519,978
	US$5.53	-	2,424,808
	US$6.20~US$6.37	3,227,830	529,400
	US$7.05 ~ US$7.61	7,128,204	1,997,160
	US$9.53	169,080	169,080
	US$10.65	-	548,526
Total		36,755,376	21,835,852
Weighted average remaining contractual life of options outstanding at end of year:		6.33	5.99

(d)
Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2024 and 2025, the Expected Retention Rate of the Group was assessed to be 87%-95%.

25.
Notes payable

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Included in non-current liabilities	3,572	3,497
Included in current liabilities	2,154	-
	5,726	3,497

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount (US$’million)	Carrying amount at December 31, 2024 (RMB’million)	Carrying amount at December 31, 2025 (RMB’million)	Interest Rate (per annum)	Due
2025 Notes	300	2,154	-	1.375%	2025
2030 Notes	500	3,572	3,497	2.000%	2030
	800	5,726	3,497

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.

The fair value of notes payable as at December 31, 2024 and 2025 was US$713 million (equivalents to approximately RMB5,128 million) and US$452 million (equivalents to approximately RMB3,176 million). The fair value of notes payable was based on the quoted market prices at the end of reporting period.

Interest is payable semi-annually in arrears on and of each year, beginning in March 2021. The total cash outflow in financing activities for interest paid of notes payable in the years ended December 31, 2023, 2024 and 2025 was RMB101 million, RMB101 million and RMB101 million, respectively.

26.
Other payables and other liabilities

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Included in non-current liabilities
Put option liabilities on non-controlling interest	-	379
Included in current liabilities
Accrued expenses (note)	2,299	2,453
Advances from customers	335	208
Other tax liabilities	175	281
Payable for construction in progress	77	160
Payable to Tencent Group (Note 32(b))	117	90
Other deposits	32	25
Investment payables	20	1
Deferred income	4	-
Others	322	340
	3,381	3,558

Note: Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

27.
Deferred revenue

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Non-current	179	303
Current	3,096	3,539
	3,275	3,842

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for membership subscriptions, time-based virtual gifts, content sublicensing and digital music singles and albums, for which the related services had not been rendered as at December 31, 2024 and 2025.

Revenue recognized for the years ended December 31, 2023, 2024 and 2025 related to carried-forward contract liabilities amounted to RMB2,170 million, RMB2,854 million and RMB3,096 million, respectively.

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

28.
Business Combinations
(a)
Acquisition of a music content company

In April 2025, the Company entered into a definitive agreement to acquire 92% of the equity interest of a music content company in China in stages. The consideration comprised a fixed amount of RMB1.19 billion and a variable amount by tranches. The variable amount will be determined based on future operation and financial performance of the acquiree. Accordingly, a put liability was recognized at the acquisition date, measured at the present value of the estimated future cash outflows. The put liability was subsequently measured at amortized cost. As at December 31, 2025, the carrying value of the put liability was RMB379 million (Note 26).

As a result of the acquisition, the Company is expected to increase its presence in music industry in China. Goodwill arising from the acquisition was attributable to an increase in coverage of the music market of China. The goodwill recognized was not expected to be deductible for income tax purpose.

As at the acquisition date, the fair value of the non-controlling interest was RMB510 million. The identifiable assets acquired and liabilities assumed at the acquisition date includes intangible assets of RMB1,131 million, goodwill of RMB806 million, cash and cash equivalents of RMB151 million, other various assets of RMB54 million, deferred tax liabilities of RMB267 million and other various liabilities assumed of RMB175 million.

The revenue and the results contributed by the acquiree to the Group subsequent to the acquisition were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition had occurred on January 1, 2025.

Transaction costs were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2025.

(b)
Other business combination

During the year ended December 31, 2025, the Group acquired equity interests of companies with total considerations of RMB81 million. The revenue and the results contributed by the acquired subsidiaries subsequent to the acquisition was insignificant to the Group. The Group’s revenue and results for the year would not be materially different should these acquisitions had occurred on January 1, 2025.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.
Cash flow information
(a)
Cash generated from operations

	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Profit before income tax	6,045	8,712	13,277
Adjustments for:
Depreciation and amortization	1,004	978	1,375
Impairment of long-term investments	23	64	82
Loss allowance for expected credit losses (Note 20)	17	17	6
Non-cash employee benefits expense – share based payments (Note 8)	649	596	669
Fair value gains on investments (Note 7)	-	(12)	(49)
Net (gains)/losses in relation to equity investments (Note 7)	(12)	50	(2,381)
Dividend income (Note 7)	(15)	(17)	(173)
(Gains)/losses of step-up acquisition arising from business combination (Note 7)	(4)	(29)	6
Share of profit of associates and joint ventures (Note 17)	(127)	(96)	(42)
Interest income	(1,052)	(1,196)	(1,054)
Interest expenses	124	124	122
Net exchange differences	17	(30)	7
Increase in accounts receivable	(204)	(539)	(355)
Decrease/(increase) in inventories	7	(15)	(17)
Decrease/(increase) in other operating assets	85	72	(416)
Increase/(decrease) in accounts payable	52	1,845	(783)
Increase in other operating liabilities	846	193	538
Cash generated from operations	7,455	10,717	10,812

(b)
Reconciliation of changes in liabilities from financing activities

The reconciliation of changes in liabilities from financing activities are mainly related to lease liabilities and notes payable which have been disclosed in the consolidated statements of cash flows, Note 14 and Note 25, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.
Financial instruments by category

The Group holds the following financial instruments:

	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Financial assets at fair value through other comprehensive income	Total
Financial assets	RMB’million	RMB’million	RMB’million	RMB’million
As at December 31, 2024
Accounts receivable (Note 20)	3,508	-	-	3,508
Other receivables (Note 19)	1,379	-	-	1,379
Term deposits (Note 21(a))	24,418	-	-	24,418
Restricted cash (Note 21(b))	11	-	-	11
Cash and cash equivalents (Note 21(c))	13,164	-	-	13,164
Other investments (Note 18(b))	-	355	-	355
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	14,498	14,498
	42,480	355	14,498	57,333
As at December 31, 2025
Accounts receivable (Note 20)	3,903	-	-	3,903
Other receivables (Note 19)	1,263	-	-	1,263
Term deposits (Note 21(a))	29,573	-	-	29,573
Restricted cash (Note 21(b))	15	-	-	15
Cash and cash equivalents (Note 21(c))	8,470	-	-	8,470
Other investments (Note 18(b))	-	386	-	386
Financial assets at fair value through other comprehensive income (Note 18(a))	-	-	26,231	26,231
	43,224	386	26,231	69,841

Liabilities at amortized cost
Financial liabilities	RMB’million
As at December 31, 2024
Notes payable (Note 25)	5,726
Accounts payable	6,879
Other payables and other liabilities (note)	1,263
Lease liabilities	325
14,193
As at December 31, 2025
Notes payable (Note 25)	3,497
Accounts payable	6,284
Other payables and other liabilities (note)	1,853
Lease liabilities	316
11,950

Note: Other payables and other liabilities exclude prepayment received from customers and others, staff costs and welfare accruals, other tax liabilities, government grant and deferred income.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.
Commitments

The following table summarizes future minimum commitments of the Group as at December 31, 2024 and 2025:

As at December 31, 2024	Within one year	Later than one year but not later than five years	Total
	RMB’million	RMB’million	RMB’million
Operating commitments (note i)	192	5	197
Content royalties (note ii)	2,772	246	3,018
Capital commitments (note iii)	412	259	671
Investment commitment (note iv)	168	-	168

As at December 31, 2025	Within one year	Later than one year but not later than five years	Total
	RMB’million	RMB’million	RMB’million
Operating commitments (note i)	118	3	121
Content royalties (note ii)	2,288	303	2,591
Capital commitments (note iii)	392	213	605
Investment commitment (note iv)	50	-	50

Note i: Operating commitments represent future minimum commitments under non-cancelable operating arrangements of the Group. As at December 31, 2025, the operating commitments are mainly related to offline performances and other services.

Note ii: Content royalties represent the minimum royalty payments associated with license agreements which the Group has entered into as at year-end.

Note iii: Capital commitments represent the minimum payments associated with construction of buildings.

Note iv: Investment commitment represents commitments to acquire the equity interests in certain entities.

Except for the commitments disclosed above, the Group has proposed to acquire Ximalaya Inc., which is one of the leading online audio platforms in China, pursuant to a Merger Agreement dated June 10, 2025. The consideration of the acquisition consisted of (i) cash of US$1.26 billion, (ii) the Class A ordinary shares of the Company representing up to 5.1986% of the Company's total outstanding ordinary shares as of a specified date prior to closing, and (iii) additional Class A ordinary shares of up to 0.37% of such total share count to be issued to the “founder shareholders” as defined in the Merger Agreement in tranches. The closing of the acquisition is subject to relevant regulatory approvals and certain other closing conditions.

32.
Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at December 31, 2025:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)
Transactions

For the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Revenue
Online music services to Tencent Group (note i)	172	188	324
Online music services to the Company’s associates and associates of Tencent Group	397	365	501
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	55	43	75
Expenses
Service cost to Tencent Group	752	732	725
Service cost to the Company’s associates and associates of Tencent Group	713	592	1,399
Other costs and expenses to Tencent Group (note ii)	1,269	1,086	1,240
Other costs and expenses to the Company’s associates and associates of Tencent Group	31	127	241

Note i: Primarily include revenue from online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement, which was renewed in August 2023.

Note ii: Primarily include advertising fees charged by Tencent Group for our advertising services sold through Tencent Group.

These related party transactions were conducted at prices and terms as agreed by the respective parties involved.

(b)
Balances with related parties

	As at December 31,
	2024	2025
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (note)	2,343	2,249
The Company’s associates and associates of Tencent Group	52	60
Included in prepayments, deposits and other assets from related parties:
Tencent Group	48	78
The Company’s associates and associates of Tencent Group	139	981
Included in accounts payable to related parties:
Tencent Group	702	595
The Company’s associates and associates of Tencent Group	234	232
Included in other payables and accruals to related parties:
Tencent Group	117	90
The Company’s associates and associates of Tencent Group	1	26

Note: The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement that renewed in August 2023.

(c)
Key management personnel compensation

	2023	2024	2025
	RMB’million	RMB’million	RMB’million
Short-term employee benefits	68	51	48
Share-based compensation	95	78	87
	163	129	135

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.
Contingent liabilities

The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at December 31, 2025. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB187 million. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results materially.

The Group had made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2025 and recognized related costs as expenses for the year ended December 31, 2025. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2025, but related to cases arising on or before December 31, 2025. All these amounts were not material. The Group is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2025, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. Although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

34.
Dividends

For the years ended December 31, 2024 and 2025, dividends amounting to RMB1,508 million and RMB1,974 million was declared and paid to the Company's shareholders.

On March 17, 2026, for the fiscal year of 2025, the Company’s board of directors declared a cash dividend of US$0.12 per ordinary share, or US$0.24 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on April 2, 2026. The aggregate amount of cash dividends to be paid will be approximately US$368 million and is expected to be paid on or around April 20, 2026 and on or around April 23, 2026 for holders of ordinary shares and holders of ADSs, respectively. This proposed dividend is not reflected as dividend payable in the consolidated financial statements.

35.
Events occurring after the reporting period

In the first quarter of 2026, a wholly-owned subsidiary of the Group entered into loan facility agreements with several banks. As of the date of approval of these consolidated financial statements, RMB3.0 billion principal amount has been drawn down, with a term of 360 days to 5 years and interest payable quarterly or semi-annually, and the interest rate is based on the Loan Prime Rate published by the National Interbank Funding Center or at fixed rate. The net proceeds from the facility will be used for general corporate purposes. This subsequent event is not an adjusting event as it arose after the balance sheet date and does not provide evidence of conditions existing at December 31, 2025.

36.
Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on April 17, 2026.